Form 20-F
period 2019-06-30
PUYI, INC.
filed 2019-10-15
CIK 1750264

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended June 30, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________

Commission file number 001-38813

Puyi Inc.

(Exact name of the Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

42F, Pearl River Tower
No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou

Guangdong Province, People’s Republic of China

Tel: +86-020-28381666

(Address of principal executive offices)

Hu Anlin, Chief Financial Officer

42F, Pearl River Tower
No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou

Guangdong Province, People’s Republic of China

Tel: +86-020-28381666

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Ordinary Shares, par value $0.001 per share	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

N/A

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 90,472,014 ordinary shares, par value $0.001 per share, as of June 30, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

☐ Large Accelerated filer	☐ Accelerated filer
☒ Non-accelerated filer	☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial	☐ Other
Reporting Standards as issued by
the International Accounting
Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” refer to our American depositary shares, each ADS representing 1.5 ordinary shares;

●	“assets under management” or “AUM” refers to the net asset value of funds we manage under our asset management services, for which we are entitled to management fees and performance-based fees;

●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Hong Kong special administrative region, Macau special administrative region and Taiwan;

●	“EIT” refers to PRC enterprise income tax;

●	“emerging middle class population refers to individuals in China with investable assets of between RMB30,000 (US$5,000) to RMB600,000 (US$100,000);

●	“FoF(s)” refers to fund(s) of funds;

●	“MOFCOM” refers to the Ministry of Commerce of the PRC;

●	“mass affluent population” refers to individuals in China with investable assets of between RMB600,000 (US$100,000) to RMB6 million (US$1 million);

●	“NASDAQ” refers to the NASDAQ Global Market;

●	“NPL(s)” refers to non-performing loan(s);

●	“ordinary shares” refer to our ordinary shares, par value US$0.001 per share;

●	“PIPE” refers to private investment in public equity;

●	“Puyi,” “we,” “us,” “our company,” and “our” refer to Puyi Inc. and its subsidiary and consolidated entities;

●	“QDII” refers to Qualified Domestic Institutional Investor;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SAFE” refers to the State Administration of Foreign Exchange;

●	“transaction value” refers to the aggregate value of the wealth management products we distribute through our wealth management business during a given period;

●	“TMT” refers to the telecommunications, media and technology;

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States; and

●	“VIE(s)” refers to variable interest entit(ies).

Our reporting currency is the Renminbi because our business is mainly conducted in China and a substantial majority of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8650 to US$1.00, the exchange rate on June 28, 2019 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

●	our goals and strategy;

●	our future business development, financial condition and results of operations;

●	the expected growth of the industries in which we operate;

●	our expectations regarding demand for and market acceptance of the products and services we distribute, manage or offer;

●	our expectations regarding keeping and strengthening our relationships with product providers;

●	relevant government policies and regulations relating to the industries in which we operate;

●	our ability to attract and retain qualified employees;

●	our ability to stay abreast of market trends and technological advances;

●	our plans to invest in research and development to enhance our product choices and service offerings;

●	competition in the industries in which we operate;

●	general economic and business conditions in China and internationally;

●	our ability to obtain certain licenses and permits necessary to operate and expand our businesses; and

●	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial data as of June 30, 2018 and 2019 and for the years ended June 30, 2018 and 2019 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following summary consolidated financial data as of June 30, 2017, and for the year ended June 30, 2017, have been derived from our audited consolidated financial statements presented in connection with our registration statement on Form F-1 that became effective under the Securities Act of 1933, as amended. Such financial data is not included in this annual report.

The selected financial data should be read in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of our results for any future periods. See “Item 3. Key Information — D. Risk Factors” in this annual report.

Selected Consolidated Statements of Income

	For the year ended June 30,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues:
Wealth management services	144,925	140,403	193,082	28,126
Corporate financing services	773	13,710	6,271	913
Asset management services	—	103	2,767	403
Information technology services and others	9,993	11,595	1,111	162
Total net revenues	155,691	165,811	203,231	29,604
Operating costs and expenses:
Cost of sales	(53,397)	(28,825)	(31,092)	(4,529)
Selling expenses	(34,969)	(45,470)	(67,487)	(9,831)
General and administrative expenses	(20,088)	(28,623)	(48,572)	(7,075)
Total operating costs and expenses	(108,454)	(102,918)	(147,151)	(21,435)
Income from operations	47,237	62,893	56,080	8,169
Other income, net:
Investment income	1,715	5,144	172	25
Interest income	51	3,640	5,956	868
Interest expenses	(2,311)	—	(1,048)	(153)
Others, net	843	201	259	38
Income from continuing operations before income taxes and discontinued operations	47,535	71,878	61,419	8,947
Income tax expense	(7,641)	(8,261)	(9,396)	(1,369)
Net income from continuing operations	39,894	63,617	52,023	7,578
Net loss from discontinued operations, net of tax	(254)	—	—	—
Net income	39,640	63,617	52,023	7,578
less: net income (loss) attributable to non-controlling interests	1,827	(979)	(1,508)	(220)
Net income attributable to the Company’s shareholders	37,813	64,596	53,531	7,798
Net income per share:
Basic	0.473	0.807	0.630	0.092
Diluted	0.473	0.807	0.630	0.092
Net income per ADS:
Basic	0.710	1.211	0.945	0.138
Diluted	0.710	1.211	0.945	0.138
Weighted average number of shares used in computation:
Basic:	80,000,000	80,000,000	84,997,628	84,997,628
Diluted	80,000,000	80,000,000	84,997,628	84,997,628
Net income	39,640	63,617	52,023	7,578
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	—	—	11	2
Total comprehensive income	39,640	63,617	52,034	7,580
Less: Comprehensive income attributable to the non-controlling interests	1,827	(979)	(1,508)	(220)
Comprehensive income attributable to Puyi Inc.’s shareholders	37,813	64,596	53,542	7,800

Selected Consolidated Statements of Financial Position

	As of June 30,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Total current assets	185,127	214,574	467,124	68,045
Total assets	191,663	225,866	479,409	69,834
Total current liabilities	33,113	32,214	75,833	11,046
Total liabilities	33,113	32,214	75,833	11,046
Total equity interest attributable to the company	148,712	184,793	400,403	58,326
Non-controlling interests	9,838	8,859	3,173	462

Selected Consolidated Statements of Cash Flow:

	For the year ended June 30,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	(23,069)	44,916	98,040	14,281
Net cash provided by investing activities	21,074	10,047	62,539	9,110
Net cash provided by (used in) financing activities	(26,194)	—	155,262	22,616
Net (decrease) increase in cash and cash equivalents, and restricted cash	(28,189)	54,963	315,841	46,007
Cash and cash equivalents, and restricted cash at beginning of year	85,226	57,037	112,000	16,315
Cash and cash equivalents, and restricted cash at end of year	57,037	112,000	430,268	62,676

Exchange Rate Information

Unless otherwise stated, all translations from Renminbi to U.S. dollars has been made at a rate of RMB6.8650 to $1.00, the exchange rate set forth in the H.10 statistical release of the Board of Directors of the Federal Reserve System on June 28, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report should have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On October 4, 2019, the noon buying rate was RMB7.1473 to $1.00. See “Introduction” in this annual report.

The following table sets forth information concerning the exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period End	Average	Low	High
	(RMB per US$1.00)
2014	6.2046	6.1704	6.0402	6.2591
2015	6.4778	6.2869	6.2046	6.4778
2016	6.9430	6.6400	6.4480	6.9580
2017	6.5063	6.7350	6.4773	6.9575
2018	6.8755	6.6090	6.2649	6.9737
2019
April	6.7347	6.7161	6.6870	6.7418
May	6.9027	6.8519	6.7319	6.9182
June	6.8650	6.8977	6.8510	6.9298
July	6.8833	6.8775	6.8487	6.8927
August	7.1543	7.0629	6.8972	7.1628
September	7.1477	7.1137	7.0659	7.1786
October (through October 4, 2019)	7.1473	7.1473	7.1473	7.1473

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

Risks Related to Our Business and Industry

The wealth management products that we distribute involve various risks and our failure to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects.

Under our wealth management services, we distribute a broad variety of wealth management products. The products we distribute can be divided into products distributed online and those distributed offline. These products often have different structures and involve various risks, including default risks, interest risks, liquidity risks and other risks. Our success in distributing these products depends, in part, on our successful identification and full appreciation of risks associated with such products. Not only must we keep pace with third-party wealth management product providers and prudently select products, but we must also accurately describe the products to, and evaluate them for, our clients. Although we seek to implement strict risk management policies and procedures, our risk management policies and procedures may not be fully effective in mitigating the risk exposure of our clients in all market environments or against all types of risks. Moreover, clients could experience losses on raised capital as a result of poor investment performance by our distributed funds. In addition, in the event that any of the distributed funds under our management were to perform poorly, it would be more difficult for us to raise new capital. If we fail to identify and fully appreciate any of the aforementioned risks associated with products we distribute to our clients, or fail to disclose such risks to our clients, and as a result our clients suffer financial loss or other damages resulting from their purchase of the wealth management products following our wealth management and product recommendations and services, our reputation, client relationships, business and prospects will be materially and adversely affected.

If we fail to maintain or renew existing licenses or to obtain additional licenses and permits necessary to conduct our operations in China pursuant to applicable laws and regulations from time to time governing our operations, we may be subject to limitations or uncertainties with respect to our business activities and render our operations non-compliant, and our business would be materially and adversely affected.

China’s wealth management marketplace is a relatively new and evolving industry, and the laws and regulations governing our services are still developing. There are substantial uncertainties as to the legal system and the interpretation and implementation of the PRC laws and regulations applicable to the wealth management industry. To date, the PRC government has adopted a unified regulatory framework governing the distribution and management of publicly raised fund products (including asset management plans issued by securities companies); however, currently only an interim regulatory framework exists to govern privately raised fund products. In addition, only two regulatory documents issued by the State Council set out the prohibitive provisions regarding local financial assets exchanges and exchange administered products. Exchange administered products are currently mainly subject to the regulation of the local office of finance at the provincial and municipal levels.

Currently, a license is required for the distribution of publicly raised fund products. The distribution of privately raised fund products by non-licensed distributors is not prohibited by the current applicable laws and regulations. Fanhua Puyi has obtained a fund distribution license from CSRC and we entered into a majority of fund distribution agreements with fund managers through this subsidiary. To comply with PRC laws and regulations, for certain privately raised fund products, we may collect distribution commissions in the form of advisory service fees under advisory service agreements with fund managers which is not prohibited by the current applicable laws and regulations.

In addition, fund managers managing privately raised funds are required to register with Asset Management Association of China, or AMAC; unregistered individuals or institutions are not permitted to conduct securities investment activities under the names of “funds” or “fund management.” We are in the process of applying for the license to operate as a fund manager for privately raised funds. To comply with PRC laws, we currently collaborate with licensed fund managers and structure our fund management services as advisory services to them. Neither the fund management services under advisory service agreements with fund managers, nor our service fees generated from such agreements are prohibited by the applicable laws and regulations. However, we cannot assure you that the relevant PRC government will agree with our interpretation of the relevant laws and regulations. If the PRC government interprets the relevant rules differently and deems our role in such arrangements requiring the fund management license, it may order us to cease our provision of fund management services until our relevant entities successfully acquire the fund management license. We cannot assure you that our relevant entities will be able to obtain the fund management license promptly, if at all, and any failure to do so would require us to permanently cease such services, which may materially and adversely affect our business.

As the wealth management services industry in China is at an early stage of development, new applicable laws and regulations may be adopted to address new issues that arise from time to time or to require additional licenses and permits for distribution of products other than funds such as exchange administered products. As a result, substantial uncertainties exist regarding the evolution of the regulatory system and the interpretation and implementation of current and any future Chinese laws and regulations applicable to the wealth management services industry.

We cannot assure you that we will be able to maintain our existing licenses and permits, renew any of them when their current term expires or obtain additional licenses requisite for our future business expansion. If we are unable to maintain and renew one or more of our current licenses and permits, or obtain such renewals or additional licenses requisite for our future business expansion on commercially reasonable terms, our operations and prospects could be materially disrupted. Moreover, new PRC regulations promulgated in the future may require that we obtain additional licenses or permits in order to continue to conduct our business operations; however, we can give no guarantee that we would be able to obtain such licenses or permits in a timely fashion, or at all. If any of the foregoing were to occur, our business, financial condition and prospects would be materially and adversely affected.

If certain categories of products currently traded on local financial assets exchanges become restricted or prohibited, or if local financial assets exchanges are prohibited from listing exchange administered products, our business, financial condition and prospects would be materially and adversely affected.

Since December 2016, we have collaborated with two local financial assets exchanges, namely, Tianjin Financial Asset Exchange and Guangzhou Financial Asset Exchange, to distribute financial products administered by them. From the fourth quarter of 2018, we started to collaborate with two additional financial assets exchanges based in Guizhou and Xiamen, respectively. Unlike fund products (including asset management plans), the PRC government has not adopted a regulatory framework governing such local exchanges or the listing, trading and distribution of exchange administered products. The local financial assets exchanges are established upon approval of the local governments, and the exchange administered products listed and traded on these exchanges are filed with and approved by local financial assets exchanges under the supervision of the offices of finance at the municipal and provincial levels. As a result, the major product types selected for distribution on such exchanges are dependent upon the local regulatory environment and policies. If any significant product types are discouraged by the local government authorities, our product portfolio, distribution services and related revenues may be negatively impacted. For example, historically a significant number of exchange administered products we distributed were for purposes of real estate development financing and local government financing, and many were highly leveraged. Since the end of 2017, as a result of the changing governmental regulatory environment to support industries in the “new economy” and consumption economy, the number of real estate financing products and securities investment products decreased dramatically from December 2017 to April 2018 and adversely affected the transaction value and revenue of our distribution services.

In addition, although the local financial exchanges are regulated by the local government subject to the two prohibitive provisions issued by the State Council, we cannot guarantee that they would not be covered by the tightened national financial supervision system. If they are subject to approval or guidance of any national regulatory bodies, such as the People’s Bank of China, China Banking and Insurance Regulatory and Administration Committee, or the CSRC, these financial exchanges may be prohibited from listing certain or all of the products currently traded on such exchanges, or be prohibited from engaging in such listing and trading services. In such circumstances, we may have to change our business model or cease to distribute exchange administered products, and as a result, our business, financial condition and prospects would be materially and adversely affected.

We may not be able to continue to retain or expand our primary client base targeting the mass affluent and emerging middle class population or maintain or increase the amount of investment made by our primary clients in the products we distribute.

We target China’s large population of mass affluent and emerging middle class individuals as our clients. In light of China’s rapidly-evolving wealth management industry, we cannot assure you that we will be able to maintain and increase the number of our clients or that our existing clients will maintain the same level of investment in the wealth management products that we distribute. As China’s wealth management industry is at an early stage of development and is currently highly fragmented, we face competition from numerous types of market players including commercial banks, non-bank traditional financial institutions and online-based service providers. Moreover, many of our existing and future competitors may be better equipped, adopt better sales and marketing approach to focus on our target clients, and may capture market opportunities to grow their client bases more effectively compared to us. In addition, the evolving regulatory landscape of China’s financial service industry may not affect us and our competitors proportionately with respect to the ability to maintain or grow our client base. We may lose our leading position if we fail to maintain or further grow our client base at the same pace. A decrease in the number of our clients or a decrease in their spending on the products that we distribute may reduce revenues derived from our wealth management services and our asset management services. If we fail to continue to meet our clients’ expectations on the returns from the products we distribute or manage or if they are no longer satisfied with our services, they may leave us for our competitors and our reputation may be damaged by these clients, which may in turn adversely affect our financial condition, results of operations and ability to attract new clients.

If we are required to obtain ICP licenses for the operation of our two apps, we may not be able to offer relevant information and transaction processing services and our business and operations may be negatively affected.

We have launched two mobile apps, “Puyi Fund” (普益基金) and “Puyitou” (普益投), to facilitate our clients to complete transaction online for publicly raised fund products and exchange administered products, respectively. We do not have any web-based online platforms. According to the Provisions on the Administration of Mobile Internet Application Information Services, or the App Provisions, issued by Cyberspace Administration of China on June 28, 2016, any owner or operator providing information services through a mobile internet application, or an “app,” must obtain the relevant qualification(s) as required by laws and regulations. The App Provisions, however, do not further clarify the scope of “information services,” nor do they specify what “relevant qualification(s)” that an app owner/operator must obtain. In practice, operational activities of a company conducted through an app is currently subject to the supervisions of local departments of the Information Communications Administration, and often, the local departments differentiate the operational activities conducted through websites and through apps. In many cases, standalone apps through which a company provides information services without any web-based online services are not required to obtain ICP licenses. However, the interpretation and enforcement of such laws and regulations are subject to substantial discretion of the local authorities. We cannot rule out the possibility that the local departments of the Information Communications Administration would take the view that the current primary information services and transaction processing services provided by us through the two apps would require an ICP license, or that without such license, we would be prohibited from rendering such services. If such ICP licenses are required for our two apps, our inability to obtain them in a timely manner or at all may have a material adverse effect on our business and operations.

If we fail to recruit and retain qualified seed clients, our business could suffer.

We rely on our seed clients to market our products or services to potential clients as well as to provide services to and to develop and maintain relationships with our existing clients. As we further grow our business and expand into new cities and regions, our need for high quality seed clients will increase. We have been actively recruiting and will continue to recruit qualified seed clients to join our coverage network. However, there is no assurance that we can recruit and retain a sufficient number of seed clients who meet our high quality requirements to support our further growth. In some of the branch offices that we have recently established or plan to establish, the client pool from which we can recruit seed clients is smaller than in major economic centers such as Shanghai and Beijing. Even if we are able to recruit sufficient seed clients, we may need to incur significant training and administrative related expenses in order to prepare them to market our products or services, which would increase our operating costs and reduce our profitability. In addition, we pay our seed clients commissions as returns. Although such commissions are currently not prohibited by applicable laws and regulations, we cannot assure you that relevant authorities would not deem that our seed clients are distributing products on our behalf and prohibit such commissions in the future. If so, we may be subject to fines and/or may be ordered to cease paying such fees to our seed clients, we may be unable to attract and retain highly productive seed clients, and our business could be materially and adversely affected.

We rely on highly qualified product providers that we collaborate with.

We view our collaborative relationships as a core asset for developing our wealth management business, product portfolios and professional networks. We source products from quality third-party providers in China, including 20 fund managers, five leading securities firms and four local financial assets exchanges to date. These parties have contributed to a majority of our fund products and exchange administered products. In addition, we also actively seek collaborative opportunities with well-recognized fund managers to manage our FoFs, which can help us to deliver returns to our clients in a cost-effective manner. As such, our business is heavily dependent on our relationships with these third parties. Although we have maintained stable relationships with them, any material deterioration or termination of our relationships with any major product providers, or fund managers, or the failure to further expand our network with such third parties, could inhibit our ability to secure products or manage funds, which in turn would have a material adverse effect on our business, financial condition and growth prospects. In addition, a decline in the financial condition of one or more our third party product providers may expose us to credit losses or defaults, limit our access to liquidity or otherwise disrupt the operations of our businesses. Downgrades in the credit or financial strength ratings assigned to the counterparties with whom we collaborate or other adverse reputational impacts to such counterparties could create the perception that our financial condition will be adversely impacted as a result of potential future defaults by such counterparties, thereby having a negative impact on our business and operating performance as well as on the confidence in our products.

A decline in the investment performance of products distributed or managed by us could negatively impact our revenues and profitability.

Investment performance is a key competitive factor for products distributed or managed by us. Strong investment performance helps us to retain and expand our client base and helps us to generate new sales of products and services, and therefore is an important element to our goals of maximizing the value of products and services provided to our clients or the assets under management, or AUM. There can be no assurance as to how future investment performance will compare to our competitors or that historical performance will be indicative of future returns. Any drop or perceived drop in investment performance as compared to our competitors could cause a decline in sales of our investment products and services. These impacts may also reduce our aggregate amount of assets under management and management fees. Poor investment performance could also adversely affect our ability to expand the distribution of third-party wealth management products and our self-developed products.

In addition, the profitability of our growing asset management services depends on, among others, fees charged based on the AUM under management. Any impairment on the assets that we manage, whether caused by fluctuations or downturns in the underlying markets or otherwise, will reduce our revenues generated from asset management business, which in turn may materially and adversely affect our overall financial performance and results of operations.

Any material decrease in the fee rates for our services may have an adverse effect on our revenues, cash flow and results of operations.

We derive a majority of our revenues from distribution commissions and performance-based fees from wealth management services, the management fees and carried interest from the funds that we manage and service fees from our corporate finance services. The relative fee rates are negotiated between us and third-party product providers or the investors or corporate borrowers, and vary from product to product. Future fee rates may be subject to change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect product providers or investors. In addition, the fee rates of our corporate finance services depend on complexity of financing needs and designed structure of each deal. These factors, which are not within our control, include the capacity of product providers to place new business and realize profits, client demand and preference for wealth management products and financing services, the availability of comparable products from other product providers at a lower cost and the availability of alternative wealth management products to clients. In addition, the historical volume of wealth management products that we distributed or managed may have a significant impact on our bargaining power with third-party wealth management product providers in relation to the fee rates for future products. Because we do not determine, and cannot predict, the timing or extent of fee rate changes with respect to the wealth management products as well as fund management and corporate finance services, it is difficult for us to assess the effect of any of these changes on our operations. In order to maintain our relationships with the product providers and to enter into contracts for new products, we may have to accept lower distribution commission rates or other less favorable terms, which could reduce our revenues. Furthermore, as we continue to grow our corporate finance business and asset management business, we may face similar fee rates risk in connection with the provision of related services.

Any material change in fund sales models adopted by the fund managers that we collaborate with may have a significant impact on our revenues, cost of sales and results of operations.

Our largest business line is wealth management services, and a significant majority of our wealth management services revenue is derived from privately raised fund products. Currently in China, a product provider (i.e. a fund manager) of privately raised fund products has sole discretion in selecting the sales model of its fund products as under either a direct sales model or distributions on a commission basis model. The sale model selected by the fund manager determines whether we need to pay commissions to seed clients and thereby recognize such commissions as our cost of sales. Under the direct sales model, we generate revenue on net-commission basis. In contrast, we generate revenue on a gross-commission basis under the distribution on commission basis model. Moreover, the fund manager can subsequently change the sales model during the term of the relevant fund. See “Item 5. Operating and Financial Review and Prospects -- Management’s Discussion and Analysis of Financial Condition and Results of Operations – A. Operating Results – Major Factors Affecting Our Results of Operations – Product Mix.” Moreover, the fund manager can subsequently change the sales model during the term of the relevant fund. Given that the selection of the sales model is at the sole discretion of the fund manager and is outside of our control, the respective proportion of products that we offer on a net-commission basis or a gross-commission basis may vary from year to year, which may lead to fluctuations in our net revenues, cost of sales and gross margin. For the year ended June 30, 2019, a 36.6% increase in the transaction value of gross commission based funds contributed to the increase in distribution commission generated from such products. Our cost of sales increased as well primarily due to a RMB11.0 million increase in our commission cost in connection with increased funds distributed on a gross-commission basis as opposed to a net commission basis, and we recognize the commissions to our seed clients under the gross commission based funds as cost of sales. As a result of the foregoing, any material change in fund sales models adopted by our fund managers may have a significant impact on our revenues, cost of sales and results of operations.

We depend on a small number of third-party product providers to derive a significant portion of our net revenues and this dependence is likely to continue.

We derive a significant portion of our net revenues from a limited number of third-party wealth management product providers. For accounting purposes, we treat these third-party product providers as our customers under our wealth management services. For the fiscal years ended June 30, 2018 and 2019, three and two of our product providers each accounted for more than 10% of our total net revenues, and collectively accounted for 72.5% and 65.5% of our total net revenues, respectively. If we lose any one of our major product providers or any of these product providers significantly reduces its volume of business with us, our net revenues and profitability would be substantially reduced if we are unable seek alternative product providers on a timely basis, or at all. In addition, the product volume we source and distribute from specific product providers may vary from period to period, particularly because we are not the exclusive distributor for any particular product provider. Our high customer concentration may also adversely affect our ability to negotiate fee rates with these product providers, which may in turn materially and adversely affect our results of operations.

Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including employee and seed client misconduct.

We have devoted significant resources to developing our risk management policies and procedures and will continue to do so. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Many of our risk management policies are based upon observed historical market behavior or statistics based on historical models.

During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what our models indicate. This could cause us to incur investment losses or cause our hedging and other risk management strategies to be ineffective. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated.

Moreover, we are subject to the risks of errors and misconduct by our employees and seed clients, which include:

●	engaging in misrepresentation or fraudulent activities when marketing or distributing wealth management products to clients;

●	improperly using or disclosing confidential information of our clients, third-party wealth management product providers or other parties;

●	concealing unauthorized or unsuccessful activities; or

●	otherwise not complying with laws and regulations or our internal policies or procedures

Although we have established an internal compliance system to supervise service quality and regulation compliance, these risks may be difficult to detect in advance and deter, and could harm our business, results of operations or financial performance.

In addition, although we perform due diligence on potential clients, we cannot assure you that we will be able to identify all the possible issues based on the information available to us. If certain investors do not meet the relevant qualification requirements for products we distribute or under applicable laws, we may also be deemed in default of the obligations required by law and in our contract with the product providers. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to properly record and verify a large number of transactions and events, and these policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Our business is subject to risks related to lawsuits and other claims brought by our clients.

We are subject to lawsuits and other claims in the ordinary course of our business. In particular, we may face arbitration claims and lawsuits brought by our clients who have bought wealth management products based on our recommendations which turned out to be unsuitable. We may also encounter complaints alleging misrepresentation on the part of our employees and seed clients or that we have failed to carry out a duty owed to them. This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when clients or investors are experiencing losses. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation. The contracts between ourselves and third-party wealth management product providers do not provide for indemnification of our costs, damages or expenses resulting from such lawsuits. Even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which primarily depends on earning and maintaining the trust and confidence of current or potential clients, is critical to our business. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee or seed client misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of our wealth management and product recommendations and services may not be the same as or better than that of other wealth management advisory firms or wealth management product distributors can also damage our reputation. Moreover, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

We face significant competition in the wealth management services industry, and if we are unable to compete effectively with our existing and potential competitors, we could lose our market share and our results of operations and financial condition may be materially and adversely affected.

The wealth management market in China is at an early stage of development and is currently highly fragmented and competitive, and we expect competition to persist and intensify. In distributing wealth management products, we face direct competition primarily from (i) commercial banks, (ii) non-bank traditional financial institutions, such as securities firms, fund managers and insurance companies with internal sales capabilities, (iii) online-based service providers, and (iv) third-party professional wealth management services providers that are not associated with financial institutions. In addition, there is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. New competitors that are better adapted to the wealth management services industry may emerge, which could cause us to lose market share in key market segments.

Our competitors may have greater financial and marketing resources than we do. For example, the commercial banks we compete with tend to enjoy significant competitive advantages due to their nationwide distribution network, established brand and credit, and much larger client base and settlement capabilities. Moreover, many of the wealth management product providers with whom we currently have relationships, such as fund managers or securities firms, are also engaged in, or may in the future engage in, the distribution of wealth management products and they may benefit from their vertical integration of manufacturing and distribution.

In addition, the corporate finance services market is highly fragmented and we may face fierce competition. In the asset management services sector, we may also face competition from fund management companies that have emerged or will emerge in the asset management business in China in the foreseeable future.

Our failure to respond in a timely and cost-effective manner to rapid product innovation in the financial industry may be have an adverse effect on our business and operating results.

The financial industry is increasingly influenced by frequent new product and service introductions and evolving industry standards. We believe that our future success will depend on our ability to continue to anticipate product innovations and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. There is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. In addition, product and service opportunities that our competitors develop or introduce may render our products and services noncompetitive. As a result, we can give no assurances that product innovation that may affect our industry in the future will not have a material adverse effect on our business and results of operations.

We may not be able to maintain the fast growth rate we had experienced and may not be able to effectively manage our growth or implement our future business strategies, in which case our business and results of operations may be materially and adversely affected.

We had experienced a period of rapid growth and expansion prior to the fiscal year ended June 30, 2019 that has placed, and continues to place, significant strain on our management and resources. In order to strengthen our market position in the wealth management services industry targeting the mass affluent and emerging middle class population in China, we had allocated, and need to continue to allocate substantial resources to enhance our ability to source and distribute third-party wealth management products, that have unmet needs in the market, and maintain and expand our seed client base and client base. In the year ended June 30, 2019, based on further market research and our deep understanding of client needs, we have strategically devoted more resources to publicly raised fund products, especially FoF-type of packaged publicly raised fund products. As we have become more focused on truly-market fund products, we have further increased capital investments in seed client training and investor education to raise investors’ awareness of the benefits of these products. As a result of foregoing, our operating costs and expenses significantly increased by 43.0% for the year ended June 30, 2019 from the year ended June 30, 2018, due to our increased selling and marketing effort for publicly raised fund products including packaged publicly raised fund products, recruitment of additional investment advisors for sales and premium training expenses to seed clients, and our increased general and administrative expenses in line with business expansion. Such increase led to a decrease in our income from operations for the year ended June 30, 2019. We anticipate that we will need to continue to implement a variety of initiatives and allocate more resources to drive continuing growth of our business. All of these endeavors involve risks and will require substantial management efforts, attention and skills, and significant additional expenditure. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. In addition, our past financial performance may not be a sound basis on which to evaluate our business prospects and future financial performance, and we cannot assure you that we will be able to manage our growth or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability of our information technology systems to timely process a large amount of information of wealth management products, clients and transactions. The proper functioning of our OA system, finance system, investment advisor platform, operation database client service and other data processing systems, together with the communication systems between our various branch offices and our headquarters in Guangzhou, is critical to our business and to our ability to compete effectively. In particular, we rely on the online service platforms provided through our two apps, Puyitou (普益投) and Puyi Fund (普益基金) to provide our clients with up-to-date product-related information online and a full-scope online transaction processing whereby clients can execute transactions and monitor their investments portfolio. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability.

Any failure to protect our clients’ privacy and confidential information could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.

Our services involve the exchange, storage and analysis of highly confidential information, including detailed personal and financial information regarding our mass affluent and emerging middle class clients and corporate borrower clients, through a variety of electronic and non-electronic means, and our reputation and business operations are highly dependent on our ability to safeguard the confidential personal data and information of our clients. We rely on a network of process and software controls to protect the confidentiality of data provided to us or stored on our systems. We face various security threats on a regular basis, including cyber-security threats to and attacks on our technology systems that are intended to gain access to our confidential information, destroy data or disable our systems.

If we do not take adequate measures to prevent security breaches, maintain adequate internal controls or fail to implement new or improved controls, this data, including personal information, could be misappropriated or confidentiality could otherwise be breached. We could be subject to liability if we fail to prevent security breaches, improper access to, or inappropriate disclosure of, any client’s personal information, or if third parties are able to illegally gain access to any client’s name, address, portfolio holdings, or other personal and confidential information. Although we have developed systems and internal control processes that are designed to prevent or detect security breaches and protect our clients’ data, we cannot assure you that such measures will provide absolute security. Any such failure could subject us to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. In addition, such events would cause our clients to lose their trust and confidence in us, which may result in a material adverse effect on our business, results of operations and financial condition.

We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for the products that we distribute and our services, adversely affect our revenues and harm our competitive position.

We rely primarily on a combination of copyright, trade secret, trademark and anti-unfair competition laws and contractual rights to establish and protect our intellectual property rights. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property or piracy will prove to be sufficient. For example, although we require our employees, wealth management product providers and seed clients to enter into confidentiality agreements in order to protect our trade secrets, other proprietary information and, most importantly, our client information, these agreements might not effectively prevent disclosure of our trade secrets, know-how or other proprietary information and might not provide an adequate remedy in the event of unauthorized disclosure of such confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Implementation of intellectual property-related laws in China has historically been lacking, primarily due to ambiguity in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Current or potential competitors may use our intellectual property without our authorization in the development of products and services that are substantially equivalent or superior to ours, which could reduce demand for our solutions and services, adversely affect our revenues and harm our competitive position. Even if we were to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or could require us to pursue litigation, which could involve substantial costs and diversion of management’s attention from the operation of our business.

We may face intellectual property infringement claims that could be time consuming and costly to defend and may result in the loss of significant rights by us.

Although we have not been subject to any litigation, pending or threatened, alleging infringement of third parties’ intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us in the future.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from, third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our client relationships and harm our reputation.

Our future success depends on the continuing efforts to retain our existing management team and other key employees as well as to attract, integrate and retain highly skilled and qualified personnel, and our business may be disrupted if we lose their services.

Our future success depends heavily on the continued services of our current executive officers. We also rely on the skills, experience and efforts of other key employees, including management, marketing, support, research and development, technical and services personnel. Qualified employees are in high demand throughout wealth management services industries in China, and our future success depends on our ability to attract, train, motivate and retain highly skilled employees and the ability of our executive officers and other members of senior management to work effectively as a team.

If one or more of our executive officers or other key employees are unable or unwilling to continue in their present positions, we may not be able to find replacements easily or at all, which may disrupt our business operations. We do not have key personnel insurance in place. If any of our executive officers or other key employees joins a competitor or forms a competing company, we may lose clients, know-how, key professionals and staff members. Each of our executive officers has entered into a non-competition agreement with us as well as an employment agreement with us which contains confidentiality provisions. However, if any dispute arises between our executive officers and us, we cannot assure you of the extent to which any of these agreements could be enforced in China, where these executive officers reside, because of the uncertainties of China’s legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Currently, Mr. Yu Haifeng, our founder, chairman and chief executive officer, beneficially owns 87.6% of our share capital. As a result of this high level of shareholding, Mr. Yu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Yu may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

As a “controlled company” under the NASDAQ listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our principal shareholder owns more than a majority of the voting power of our outstanding ordinary shares. Under the NASDAQ listing rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemption under the NASDAQ listing rules, we could elect to rely on this exemption in the future. If we were to elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during the period we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements.

Our revenues and operating results can fluctuate from period to period, which could cause the price of our ADSs to fluctuate.

Our revenues and operating results have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this annual report:

●	a decline or slowdown of the growth in the value of wealth management products, which may reduce the value of products we distribute for wealth management product providers and the products provided by ourselves and therefore our revenues and cash flows;

●	negative public perception and reputation of the wealth management services industry;

●	unanticipated delays of anticipated rollouts of our products or services;

●	unanticipated changes to economic terms in contracts with our wealth management product providers, including renegotiations;

●	changes in laws or regulatory policy that could impact our ability to provide wealth management services and/or asset management services;

●	failure to enter into contracts with new wealth management product providers;

●	cancellations or non-renewal of existing contracts with wealth management product providers; and

●	changes in the number of clients who decide to terminate their relationship with us or who ask us to redeem their investment in our FoF products.

As a result of these and other factors, the results of any prior quarterly or annual periods should not be relied upon as indications of our future revenues or operating performance.

Fanhua Inc., a shareholder and former employer of one of our officers, has been recently named as a defendant in a securities class action lawsuit; we cannot assure you that we or any of our directors or officers will not be involved in any investigations, proceedings or lawsuits in connection with this lawsuit in the future.

Fanhua Inc. (NASDAQ: FANH) is our shareholder and currently holds approximately 4.5% equity interest in our company. In addition, Mr. Hu Anlin, our executive director and chief financial officer, is an ex-employee of Fanhua Inc. from September 2013 to June 2018, and Mr. Hu Yinan, our director, is the founder and currently a director of Fanhua Inc. In September 2018, a class action lawsuit was filed against Fanhua Inc. and two of its executive officers, Mr. Wang Chunlin and Mr. Ge Peng, and is currently pending in the United States District Court for the Southern District of New York. The complaint alleged that Fanhua Inc. made material false or misleading statements and omissions regarding its business, operational and compliance policies in its annual report filed on Form 20-F for the year ended December 31, 2017 and in its current reports filed on Forms 6-K for the first and second quarters of 2018. Although none of our company, our directors or executive officers have been named as defendant in the complaint in the class action lawsuit to date, we cannot assure you that we or any of our directors or officers will not be involved in any investigations, proceedings or lawsuits in connection with this lawsuit in the future. If any of them does become subject to such investigations, proceedings or lawsuits, our reputation might be substantially damaged, and our business, financial condition and results of operations might be adversely affected. As a result of any of the foregoing, the price and trading volume of our ADSs may experience significant declines, and you may lose significant value of your investment in our company.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements, and this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. In addition, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected to opt in to such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can delay the adoption of the new or revised standard until private companies adopt the new or revised standard. Accordingly, our financial statements may not be comparable to other public companies that are not emerging growth companies or that are emerging growth companies which have opted out of using the extended transition because of the potential differences in accounting standards used.

We are a foreign private issuer within the meaning of the rules under the Exchange Act and are therefore exempt from certain provisions applicable to U.S. domestic issuers.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on an annual basis as press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters in lieu of the corporate governance listing standards applicable to U.S. domestic issuers, which home country practices may afford comparatively less protection to shareholders.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ Global Market corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ Global Market corporate governance requirements. For example, as a foreign private issuer, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating/corporate governance committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year.

We intend to follow home country practice in lieu of the requirements under the NASDAQ Global Market rules with respect to certain corporate governance standards. Accordingly, you may not be provided with the benefits of certain corporate governance requirements of the NASDAQ Global Market rules.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

We are not required to provide a report of management on our internal control over financial reporting and our independent registered public accounting firm is not required to conduct an audit of our internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission, or the SEC, for newly public companies. In auditing our consolidated financial statements for the years ended June 30, 2018 and 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of June 30, 2019, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB).

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to our lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The material weakness, if not timely remedied, may have led to significant misstatements in our consolidated financial statements in the future.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy the material weakness. See “Item 15. Controls and Procedures — C. Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in this annual report on Form 20-F beginning with this annual report for the fiscal year ending June 30, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We have limited insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies do. Other than casualty insurance on some of our assets, we do not have commercial insurance coverage on our other assets and personnel and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to fund management businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain parts of our businesses including fund management services is subject to restrictions under current PRC laws and regulations. For example, foreign ownership in fund management companies that focus on securities investment funds shall not exceed 51%. Also, any foreign shareholder of a foreign-invested fund management company focusing securities investment funds must be a financial institution approved by the national or regional financial regulatory authority where the foreign investor locates, and such national or regional financial regulatory authority must have signed a memorandum of understanding on bilateral regulatory cooperation with the CSRC or its approved institution. In addition, such foreign-invested fund management company must invest in domestic capital markets.

While in December 2018 CSRC announced that it entered into a memorandum of understanding on bilateral regulatory corporation with the Cayman Islands Monetary Authority (“CIMA”), the principal regulator for the financial services industry of the Cayman Island, since currently we are not a financial institution approved by CIMA, we are not eligible to conduct our fund management business by directly establishing a foreign-invested fund management company. To comply with PRC laws and regulations and utilize our ability in providing fund management services, we currently conduct our business activities through our variable interest entity (the “VIE”), Puyi Bohui and its subsidiaries. Through our PRC subsidiary Puyi Consulting, we entered into a series of contractual arrangements with Puyi Bohui and its shareholders, which enable us to (i) exercise effective control over Puyi Bohui, (ii) receive substantially all of the economic benefits of Puyi Bohui, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in Puyi Bohui when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of Puyi Bohui and hence consolidate its financial results and its subsidiaries into our consolidated financial statements under U.S. GAAP. Our consolidated affiliated entities hold the licenses, approvals and key assets that are essential for our operations.

In the opinion of our PRC legal counsel, ETR Law Firm, based on its understandings of the relevant PRC laws and regulations, (i) the ownership structures of our VIE in China and Puyi Consulting are not in violation of applicable PRC laws and regulations currently in effect; and (ii) each contracts among Puyi Consulting, Puyi Bohui and its shareholders is legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any PRC laws or regulations, if the contractual arrangements among Puyi Consulting, our VIE and its shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, or if we or our VIE fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoke the business license and/or operating license that such entities currently have or obtain in the further;

●	discontinuing or placing restrictions or onerous conditions on our operations;

●	imposing fines, confiscating the income from Puyi Consulting or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or

●	restricting or prohibiting our use of the proceeds from overseas offering to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIE in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIE or our right to receive substantially all the economic benefits and residual returns from our VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with our variable interest entity and its shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control.

Due to PRC restrictions on foreign ownership of fund management business in China, we operate our business in China through our VIE and its subsidiaries, or the VIEs, in which we have no ownership interest. We rely on contractual arrangements with our VIE, Puyi Bohui and its shareholders including the Power of Attorney with each of the shareholders, to control and operate business of our consolidated affiliated entities. These contractual arrangements are intended to provide us with effective control over our consolidated affiliated entities and allow us to obtain economic benefits from them. In particular, our ability to control the consolidated affiliated entities depends on the Powers of Attorney, pursuant to which our PRC subsidiary Puyi Consulting can vote on all matters requiring shareholder approval in our VIE. We believe these Powers of Attorney are legally enforceable but may not be as effective as direct equity ownership.

Although we have been advised by our PRC legal counsel that each of the contracts among Puyi Consulting, our VIE and its shareholders is valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE and its subsidiaries. Under the current contractual arrangements, as a legal matter, if our VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce our rights under such arrangements. All of these contracts are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our VIE, and we may lose control over the assets owned by our VIE. As a result, we may be unable to consolidate the financial results of such entities in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.” The arbitration provisions under these contractual arrangements have no effect on the rights of our shareholders and do not prevent them from pursuing claims against us under U.S. federal securities laws.

The contractual arrangements we have entered into with our VIE and its shareholders, and any other arrangements and transactions among related parties that we currently have or will have in future may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We are not able to determine whether the contractual arrangements that we have entered into among Puyi Consulting, our VIE and its shareholders, or any other arrangements and transactions among related parties that we currently have or will have in future will be regarded by the PRC tax authorities as arm’s length transactions. We could face material and adverse tax consequences if the PRC tax authorities determine that our current contractual arrangements or any other arrangements and transactions among related parties are not entered into on an arm’s-length basis, and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require us to adjust our taxable income upward for PRC tax purposes, which could increase our VIE’s tax expenses without reducing the tax expenses, subject us to late payment fees and other penalties for under-payment of taxes, and result in the loss of any preferential tax treatment we may have. As a result, our consolidated net income may be adversely affected.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Both of the shareholders of Puyi Bohui, Mr. Yu Haifeng and Ms. Yang Yuanfen are PRC nationals. They may have conflicts of interest with us. Conflicts of interest may arise between the dual roles of them who are both shareholders of our company and shareholders of our variable interest entity. We do not have existing arrangements to address potential conflicts of interest between those individuals and our company and cannot assure you that when conflicts arise, those individuals will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

We may lose the ability to use and enjoy assets held by our VIE that are material to the operation of certain portion of our business if the VIE goes bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIE, our VIE and its subsidiaries hold certain assets that are material to the operation of our business, including intellectual property and premise and licenses. If our VIE or any of its subsidiaries goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIE may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If we were deemed to be an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business and the price of our ordinary shares.

An entity will generally be deemed an “investment company” for purposes of the Investment Company Act of 1940, as amended (the “1940 Act”) if: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (b) absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We believe that we are engaged primarily in the business of providing wealth management services, corporate finance services and asset management services and not in the business of investing, reinvesting or trading in securities. We hold ourselves out as a third-party wealth management service provider and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we believe that Puyi Inc. is not an investment company under Section 3(b)(1) of the Investment Company Act, among other things, because it is primarily engaged in a non-investment company business. If one or more of our operating entities ceased to be deemed as a wholly-owned subsidiary of ours, our interests in those subsidiaries could be deemed an “investment security” for purposes of the 1940 Act.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that Puyi Inc. will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact business with affiliates, could make it impractical for us to continue our business as currently conducted and would have a material adverse effect on our business, financial condition, results of operations and the price of our ordinary shares. In addition, we may be required to limit the amount of investments that we make as a principal or otherwise conduct our business in a manner that does not subject us to the registration and other requirements on the 1940 Act.

Risks Related to Doing Business in China

Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations there. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past 30 years, the growth has been uneven across different periods, regions and among various economic sectors of China, and the rate of growth has been slowing since 2012. We cannot assure you that the Chinese economy will continue to grow. Further, the Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources, some of which may benefit the overall Chinese economy but have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Also, in the past the Chinese government implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results. Accordingly, any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiary and variable interest entity and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiary is a foreign invested enterprise and is subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike common law system, prior court decisions may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our businesses in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into, and as a result, could materially adversely affect our business and results of operations.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on exchange rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, however, this appreciation halted and the Renminbi was traded within a narrow range against the U.S. dollar. Between July 2010 and November 2015, the Renminbi fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. Since February 2018, the RMB has depreciated significantly, over 8% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, for payment of interest expenses, for strategic acquisitions or investments or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our company may rely on dividend payments from our PRC subsidiary, Puyi Consulting, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, Puyi Consulting is able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. But approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, SAFE issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, which became effective as of July 4, 2014. According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose, in connection with their direct or indirect contribution of domestic assets or interests to offshore companies, known as SPVs. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition to SAFE Circular 37 and SAFE Notice 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines or other liabilities.

Our shareholders, Mr. Yu Haifeng and Ms. Yang Yuanfen, who are subject to the SAFE Circular 37 and Individual Foreign Exchange Rules have completed the initial registrations with the qualified banks as required by the regulations. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we have no control over any of our beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC residents beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by Puyi Consulting, our PRC subsidiary, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Puyi Consulting incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that Puyi Consulting currently has in place with our variable interest entity in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, Puyi Consulting, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise such as Puyi Consulting is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of Puyi Consulting to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offshore cash we may have to make loans to our PRC subsidiary and variable interest entity or to make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary and variable interest entity. We may make loans to our PRC subsidiary and variable interest entity, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary, which is treated as a foreign invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to Puyi Consulting to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance Puyi Consulting by means of capital contributions, which must be approved by the PRC Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to directly make such loans to our variable interest entity, a PRC domestic company. Meanwhile, we are not likely to finance the activities of our variable interest entity by means of capital contributions because that would result in our VIE being converted into a foreign invested company, while foreign invested companies engaged in fund management industry are subject to more stringent requirements than PRC domestic enterprises.

In light of the various requirements imposed by of PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or our variable interest entity or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use any offshore cash we may have, including the proceeds we receive from any future offshore offering of equity or debts securities, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any failure to comply with PRC regulations regarding the registration requirements for share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under SAFE regulations, PRC residents who participate in a share incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. We and our PRC resident employees who participate in our share incentive plans are subject to these regulations. If we or any of these PRC resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

The dividends we receive from our PRC subsidiary may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would likely have a material adverse effect on our financial condition and results of operations.

Pursuant to the Enterprise Income Tax Law (the “EIT Law”) and implementing rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a “resident enterprise” and will pay income tax at the rate of 25% for its global income. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In 2009, the State Administration of Taxation, or SAT, issued the SAT Circular 82, which further interprets the application of the EIT Law and its implementation to a PRC-controlled offshore enterprise. Pursuant to the SAT Circular 82, an enterprise incorporated in an offshore jurisdiction and controlled by a PRC enterprise or a PRC enterprise group will be classified as a PRC resident enterprise for tax purposes and will be subject to PRC enterprise income tax on its global income, only if (i) its senior management in charge of daily operations reside or perform their duties mainly in the PRC; (ii) its financial or personnel decisions are made or approved by bodies or persons in the PRC; (iii) its substantial assets and properties, accounting books, corporate stamps, board and shareholder minutes are kept in the PRC; and (iv) at least 50% of its directors with voting rights or senior management habitually reside in the PRC. Such PRC resident enterprise would have to pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders.

We believe that we are not a PRC resident enterprise for PRC tax purposes because we do not have a PRC enterprise or a PRC enterprise group as our primary controlling shareholder. In addition, we are not aware of any offshore company with a corporate structure similar to ours that has been deemed a PRC resident enterprise by the PRC tax authorities. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”, we will continue to monitor our tax status.

If the PRC tax authorities determine that we are a PRC resident enterprise for tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our non-PRC shareholders, including the holders of our ADSs. In addition, if such income is treated as sourced from within the PRC, non-resident shareholders including the holders of our ADSs may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, at a rate of 10% for non-PRC enterprises or a rate of 20% for non-PRC individuals, unless a reduced rate is available under an applicable tax treaty. It is unclear whether non- PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We may be subject to penalties for failure to make adequate contributions to social security and housing provident fund by some subsidiaries of our VIE pursuant to the relevant PRC laws and regulations.

In the past, some subsidiaries of our VIE may not have been in compliance with the relevant PRC laws and regulations to make adequate contributions to social security and housing provident fund. Pursuant to the Social Insurance Law of the PRC promulgated in 2010 and the Regulations on Management of Housing Provident Funds promulgated in 1999 and amended in 2002, an enterprise is required, within a prescribed time limit, to register with the relevant social security authority and housing provident fund management center, and to open the relevant accounts and make timely contributions for their employees; failure to do so may subject the enterprise to order for rectification, and certain fines if the enterprise fails to rectify in time. As of the date of this annual report, such subsidiaries of our VIE have not received any demand or order from the competent authorities with respect to their social security and housing provident fund contributions. In the event that the relevant authorities determine that we have underpaid, such subsidiaries of our VIE may be required to pay outstanding contributions and penalties to the extent they did not make full contributions to the social security and housing provident funds.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Circular 7, which supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Circular 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

In October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, effective December 2017, which, among others, repealed the Circular 698 and amended certain provisions in SAT Circular 7. According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. However, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Risks Related to our ADSs

The market price for our ADSs may continue to be volatile.

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$5.40 to US$14.80 in 2019. In addition, securities markets may from time to time experience significant price and volume fluctuations that may or may not relate to our operating performance, which may have a material and adverse effect on the market price of our ADSs. In particular, volatility in the PRC stock markets in the last few years has resulted in some volatility in the trading prices of most PRC-based companies who shares trade in the United States. The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

●	regulatory developments in our target markets affecting us, our clients or our competitors;

●	announcements of studies and reports relating to the quality of our products and services or those of our competitors;

●	changes in the economic performance or market valuations of other companies that provide wealth management services;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the wealth management services industry;

●	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

●	addition or departure of our senior management;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

●	sales or perceived potential sales of additional ordinary shares.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares.

We do not expect to pay dividends in the foreseeable future and you may have to rely on price appreciation of our ADSs for any return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source of future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of August 31, 2019, we had 90,472,014 ordinary shares outstanding, including 6,438,414 ordinary shares represented by ADSs. All of our ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

Certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADSs holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing claims under the Securities Act or the Exchange Act in federal courts.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our PRC subsidiary and variable interest entity. All of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ADSs by limiting their opportunities to sell them at a premium.

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants to our board of directors the authority to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We may be classified as a passive foreign investment company under U.S. tax law, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs.

Depending upon the value of our assets (based, in part, on the market value of our ADSs) and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based on the price of our ADSs, the value of our assets, and the composition of our income and assets, we do not expect to be classified as a PFIC for the current taxable year. While we do not anticipate becoming a PFIC for the current taxable year, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes and we treat it that way, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its operating results in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year. The overall level of our passive assets will be affected by our liquid assets and cash. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC would substantially increase.

If we were to be or become classified as a PFIC, a U.S. holder (as defined in “Taxation — U.S. Federal Income Tax Considerations — General”) may be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. holder held our ADSs or ordinary shares, we would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. See “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

ITEM 4. INFORMATION ON OUR COMPANY

A. History and Development of the Company

We are a leading third-party wealth management services provider in China focusing on mass affluent and emerging middle class population. We commenced our wealth management services business in November 2010 when our founder, chairman of the board and chief executive officer, Mr. Yu Haifeng, founded Fanhua Puyi Investment Management Co., Ltd. (泛华普益投资管理有限公司), or Fanhua Puyi, in November 2010. Fanhua Puyi was renamed Fanhua Puyi Fund Distribution Co., Ltd. (泛华普益基金销售有限公司) in March 2013.

In August 2018, we incorporated Puyi Inc. as our offshore holding company in the Cayman Islands. In July 2018, we incorporated Puyi Group Limited in the British Virgin Islands, which became the wholly owned subsidiary of Puyi Inc. in August 2018. In July 2018, we incorporated Puyi Holdings (Hong Kong) Limited, or Puyi HK, which became the wholly owned subsidiary of Puyi Group Limited in August 2018.

In August 2018, Puyi Enterprises Management Consulting Co., Ltd. (普益企业管理咨询有限公司) was incorporated by Puyi HK as a wholly-owned subsidiary in Chengdu, Sichuan, PRC, which we refer to as Puyi Consulting or our WFOE in this annual report. In December 2018, WFOE acquired 100% equity interest of Shenzhen Baoying Factoring Co., Ltd. (深圳宝盈商业保理有限公司) from Guangdong Puyi Asset Management Co., Ltd (广东普益资产管理有限公司) and a third party.

In 2018, we transferred a number of entities with related businesses under the control of Mr. Yu Haifeng to become subsidiaries of Chengdu Puyi Bohui Information Technology Co., Ltd. (成都普益博汇信息技术有限公司), or Puyi Bohui, our variable interest entity, or VIE. Puyi Bohui has been primarily engaged in providing information technology services to the financial services industry in China. The entities transferred to Puyi Bohui included (i) Fanhua Puyi, which has been the principal entity engaged in wealth management services business; (ii) Guangdong Puyi Asset Management Co., Ltd. (广东普益资产管理有限公司) (previously known as Guangdong Fanhua Puyi Asset Management Co., Ltd.), or Puyi Asset Management, which primarily operates our FoF business. Puyi Asset Management currently has one subsidiary, Shenzhen Qianhai Zhonghui Huiguan Investment Management Co., Ltd. (深圳前海中惠惠冠投资管理有限公司), in which Puyi Asset Management holds 51% interest (acquired in July 2018), which primarily operates our non-performing loan management business; (iii) Shenzhen Puyi Zhongxiang Information Technology Co., Ltd. (深圳普益众享信息科技有限公司), which primarily distributes our exchange administered products; and (vi) Chongqing Fengyi Management Consulting Co., Ltd. (重庆锋毅企业管理咨询有限公司), which primarily operates our corporate finance service business.

We engage in fund management services among other services and in the process of applying for the license as a fund manager. Due to PRC legal restrictions on foreign ownership in business of management of privately raised securities funds, we conduct our business in China through our variable interest entities by way of a series of contractual arrangements. As a result of our direct ownership in our WFOE and the VIE contractual arrangements, we treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP., and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

On March 29, 2018, our ADSs commenced trading on the NASDAQ Global Market under the symbol “PUYI.” We raised from our initial public offering approximately US$22.4 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

Corporate Information

Our principal executive offices are located at 42F, Pearl River Tower, No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, People’s Republic of China, 510620. Our telephone number is +86-020-2838-1666. Our registered office in the Cayman Islands is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our website at http://ir.puyiwm.com/.

Significant Developments in the Year ended June 30, 2019

Increasing Focus on Publicly Raised Fund Products

In line with the changing regulatory environment directed by the Guidelines on Standardizing Asset Management Businesses of Financial Institutions, or the 2018 Guidelines, and the continuing shift of investment focus from real properties to market-based wealth management products among Chinese population with investable assets, we have optimized our product portfolio and have become more focused on truly market-oriented fund products for the year ended June 30, 2019. In particular, based on further market research and our deep understanding of client needs, we have strategically devoted more resources to publicly raised fund products. We have been focused on developing and distributing FoF-type of packaged publicly raised fund products especially the ones sold on a dollar-averaging basis1. Similar to our fund of funds (FoFs), we select different publicly raised funds and group into portfolios suitable for different risk appetites of target clients. We believe such packaged products enable our clients to allocate their assets into diversified underlying investments at a manageable risk level, which have become an investment preference among our clients as opposed to the traditional investment concentration on fixed-income investments. As one of the first-movers to provide relevant products in light of such trend, we expect to gain competitive advantages in the industry. For the year ended June 30, 2019, the total transaction value of publicly raised fund products (including asset management plans) distributed by us significantly increased to RMB3.7 billion (US$ 0.5 billion) from RMB310.9 million for the year ended June 30, 2018 and our net revenues generated from publicly raised fund products (including asset management plans) significantly increased to RMB9.2 million (US$1.3 million) from RMB1.6 million from the year ended June 30, 2018, reflecting the growth in distribution of publicly raised fund products. The outstanding transaction balance of publicly raised fund products distributed by us was RMB 1.3 billion (US$0.2 billion) as of June 30, 2019, representing a 124.1% increase from RMB580.0 million as of June 30, 2018. We expect increasing clients would purchase such products due to relaxed subscription requirements compared with privately raised fund products, and FoF-type of packaged products on a dollar-averaging basis would become a key product type to us in light of the diversified asset allocation, low risk and positive return over a long-term holding period. As a result, we believe publicly raised fund products have tremendous potential in generating long-term sustainable revenue, expanding and solidifying our client base, creating cross sale opportunities to high net worth clients, and in turn driving our growth in the future.

Seed Client Classification

We adopt a unique social e-commerce sales model to develop our client base. Our approach consists of identifying, fostering and collaborating with seed clients — existing clients who believe in our service capabilities — to actively market our products or services on social media platforms to their families, friends and acquaintances. Such model transforms seed clients to our distribution channel, and enables us to more quickly strengthen brand awareness and develop a large client base. As we have become more focused on truly-market fund products, we have further increased capital investments in seed client training and investor education to raise investors’ awareness of the benefits of these products. In the year ended June 30, 2019, by focusing investor education on the FoF-type packaged publicly raised fund on dollar-cost averaging basis, the number of new investors and continuous investments on such products have experienced significant increases.

From the year ended June 30, 2019, we began to classify our seed clients into ordinary seed clients, elite seed clients and independent financial advisors. Elite seed clients are those with intention to further enhance professional investment knowledge and greater market potential compared with ordinary seed clients. We have set up a series of standardized professional training to enhance the expertise and financial advisory capabilities of elite seed clients. Elite seed clients that have passed a series of assessment would be qualify as independent financial advisors.

We have begun and would continue to provide premium professional training to independent financial advisors. We would provide online training platforms and offline training sessions to solidify and update their professional knowledge. In addition, in our client development platform for seed clients under our IT infrastructure, we would develop a new section with innovative features and functionalities for independent financial advisors to satisfy their needs for sales performance and client management. We have also begun to set up a dedicated investment advisory division to provide support to independent financial advisors, which is expected to directly satisfy their marketing and sales needs in an efficient manner.

To better serve our seed clients especially elite seed clients and independent investment advisors and in turn to explore and maintain high-quality client base, we also further divide our in-house investment advisors into two segments with different service focus. One segment is primarily responsible for development and training of seed clients, and the other segment is primarily responsible for assisting seed clients to provide professional and standardized consulting to high-value clients.

Through seed client classification and comprehensive training programs, we expect elite seed clients and independent financial advisors to guide clients to understand the benefits in investing truly-market fund products, and establish scientific investment concepts such as long-term investment and dollar-cost averaging investment.

[1]	Dollar-cost averaging is a strategy that allows an investor to buy the same dollar amount of an investment on regular intervals, which encourages long-term holding investment strategy.

B. Business Overview

We are a leading third-party wealth management services provider in China focusing on mass affluent and emerging middle class population. Currently, a majority of the mass affluent and emerging middle class population in China rely on wealth management products issued and distributed by commercial banks. In April 2018, China’s banking and securities regulators jointly released the Guidelines on Standardizing Asset Management Businesses of Financial Institutions, or the 2018 Guidelines, which aimed at reining in the banks’ supply of off-balance sheet wealth management products and breaking traditional implicit guarantee of returns on wealth management products. As a result, the number of new products issued by banks have declined significantly. It is expected that the mass affluent and emerging middle class population in China will increasingly turn to third-party wealth management service providers for investment advisory services relating to market-oriented products.

We provide wealth management services, corporate finance services and asset management services. Our largest business has been our wealth management services business, under which we distribute wealth management products both online and offline through our branch network. Products distributed online include publicly raised fund products and exchange administered products. Products distributed offline through our branch network are privately raised fund products. For the years ended June 30, 2018 and 2019, the aggregated transaction value of the wealth management products we distributed totaled RMB6.0 billion and RMB8.4 billion (US$1.2 billion), respectively. In addition, we have a corporate finance services business, under which we provide corporate borrowers with financing solutions, including product design, identification of sources of funding, compliance and risk management. We also have a newly-established and fast-growing asset management business under which we currently manage four FoFs and two NPL funds.

We adopt a unique social e-commerce sales model to develop our client base. Our approach consists of identifying, fostering and collaborating with seed clients — existing clients who believe in our service capabilities — to actively market our products or services on social media platforms to their families, friends and acquaintances. Our seed clients are supported by our approximately 200 investment advisors, who are responsible for providing seed clients with systematic and continuous professional training on our product offering as well as investment and asset allocation. In the year ended June 30, 2019, we have initiated classification of seed clients to provide optimized support services and premium trainings to categories with greater marketing potential. As of June 30, 2017, 2018 and 2019, the number of our seed clients increased from approximately 25,200 to 35,000 and further to 49,000. Currently we have seed clients in approximately 210 cities in 20 provinces across China. As of June 30, 2019, approximately 22.5% of our total clients were seed clients, but approximately 99% of our total sales for the year ended June 30, 2019 were generated by our seed clients.

Our net revenues increased from RMB165.8 million for the year ended June 30, 2018 to RMB203.2 million (US$29.6 million) for the year ended June 30, 2019. Our net income decreased from RMB63.6 million for the year ended June 30, 2018 to RMB52.0 million (US$7.6 million) for the year ended June 30, 2019, as a result of the significant increase in our general and administrative expenses as well as selling expenses, because we devoted significant capital resources in the office rental, staff costs and selling and marketing activities for the purpose to further expand our business.

Our Services

We provide wealth management services, corporate finance services and asset management services. These complementary services enable us to offer a suite of products to meet the investment objectives of our clients. In addition, we have historically provided information technology services to financial service providers. We ceased such services for the year ended June 30, 2019. We also provided factoring services through Shenzhen Baoying Factoring Co., Ltd. (深圳宝盈商业保理有限公司) for the year ended June 30, 2019.

Wealth Management Services

Our products distributed under our wealth management services can be broadly divided into those transacted online and those distributed offline through our branch network. Generally, for products offered to the public (either unspecified investors or unlimited number of specified investors with minimum investment requirement), we process the relevant transactions online through two mobile apps, “Puyi Fund” (普益基金) and “Puyitou” (普益投). These mobile apps provide up-to-date product-related information online and provide a full-scope online transaction processing whereby clients can execute transactions and monitor their investments portfolio. In comparison, our privately raised fund products, which are offered to limited number of qualified investors, are only distributed offline through our branch network. We receive distribution commissions for all wealth management products distributed by us. In addition, we receive performance-based fee income for the privately raised funds we distribute.

Our privately raised funds distributed through our branch network has been our largest product category in terms of revenue, but our products distributed online have accounted for a significant proportion of our aggregated transaction value. Although most of the products we have recommended to our clients are sourced from third-party product providers, we also distribute privately raised fund products under our management. See “— Asset Management Services” below. For accounting purposes, third-party product providers are our customers under wealth management services. The following table sets forth transaction value and revenue contribution of the different product categories under our wealth management services for the periods indicated.

	For the year ended June 30, 2019
	Transaction value		Revenue
	RMB	$	RMB	$
	(in thousand)
Wealth management products distributed online
Publicly raised fund products(1)	3,683,193	536,518	9,162	1,335
Exchange administered products	946,620	137,890	34,297	4,996
Subtotal	4,629,813	674,408	43,459	6,331
Wealth management products distributed offline—privately raised products	3,783,240	551,091	149,623	21,795
Total	8,413,053	1,225,499	193,082	28,126

(1)	Included asset management plans which are fund products issued by securities firms. For the year ended June 30, 2019, the transaction value of asset management plans we distributed amounted to RMB384.4 million (US$56.0 million), the net revenue generated from distribution of such products amounted to RMB2.2 million (US$0.3 million).

Products Distributed Online

Publicly raised fund products

Publicly raised funds refer to any fund that is offered to unspecified investors or more than 200 specified investors. We have distributed publicly raised fund products since our inception. For the year ended June 30, 2019, our commission rates ranged from 0.25% to 1.2% per annum, and we distributed approximately 330 publicly raised fund products, with an aggregate transaction value of RMB3.7 billion (US$0.5 billion). From the year ended June 30, 2019, we have strategically devoted more resources to publicly raised fund products including developing and distributing FoF-type of packaged publicly raised fund products on dollar cost averaging basis. As a result, the transaction value and net revenues generating from publicly raised fund products we distributed have experienced significant increases during this period. We believe publicly raised fund products continue to be a key product category to us and FoF-type of packaged products would become a key product type to us. See “— A. History and Development of the Company — Corporate Information — Significant Developments in the Year Ended June 30, 2019 — Increasing Focus on Publicly Raised Fund Products”.

We market and distribute the following types of products by third-party product providers, based on the underlying assets class:

●	Money market fund products. These products are fixed income mutual fund products generally investing in low risk, highly liquid and short term financial instruments. These instruments include government bonds, central bank bills, term deposits, certificates of deposits and corporate commercial papers.

●	Bond fund products. These products are also fixed income fund products investing in treasury bonds and local government bonds but in higher risk categories than money market fund products. The risk level on these products are generally low to moderate.

●	Debt or equity securities or hybrid fund products. These fund products primarily invest in publicly traded stocks and bonds or a mix. These risk level on these products are generally moderate to aggressive.

As of June 30, 2019, the average annualized return of the money market fund products we distributed ranged approximately 2.1% to 4.3%, the average annualized return of the other publicly raised fund products we distributed was approximately 7.5%.

Exchange administered products

Since December 2016, we have been collaborating with two local financial assets exchanges, namely, Tianjin Financial Asset Exchange and Guangzhou Financial Asset Exchange, to distribute selected financial products administered by them. From the fourth quarter of 2018, we started to collaborate with two additional financial assets exchanges based in Guizhou and Xiamen, respectively. The financial products are backed by financial assets of registered members of these two state-owned exchanges, and issued by exchange designated product issuers (typically investment or asset management companies). The exchanges list qualified financial product for trading after evaluation, and provide payment clearance and settlement, credit rating and custodian services. The underlying financial assets of listed products administered by these exchanges primarily include commercial loans, receivables, creditors’ right and others. For the year ended June 30, 2019, our commission rate ranged from 1.7% to 4.2% per annum, and we distributed approximately 1,000 exchange administered products, with an aggregate transaction value of RMB946.6 million (US$137.9 million). The decrease in transaction value from RMB1.9 billion was because we have become more focused on truly-market fund products, and the relevant exchanges set up qualification requirements on purchasers, including minimum investment amounts. From May 2018, in line with the regulatory environment, we primarily offer products based on supply chain financing and micro- and small businesses working capital loans, As of June 30, 2019, the average annualized return of such exchanged administered products ranged from 5.5% to 8.0%. The following is a brief description of these products:

●	Supply chain financing products. Such products raise fund to satisfy financing needs of participants in goods and services transactions to facilitate completion of such transactions, and secure repayments with transaction proceeds or underlying goods or services. The supply chain financing products we primarily distribute are mortgage bank loans in related to purchase of real properties. Maturity periods for such products generally range from one to six months.

●	Micro-and small business working capital loan products. The underlying financial assets are micro- and small businesses working capital loans, typically with smaller amount and guaranteed with sufficient mortgage, collateral or credit for companies with lower risk in default after due diligence. Maturity periods for such products generally range from 12 to 24 months.

Products Distributed Offline — Privately Raised Products

All of our wealth management products distributed offline through our branch network are privately raised fund products. Since 2016, we have offered privately raised funds as we have increased focus on higher end segment of the market and because these products are more financially attractive to us. As of June 30, 2019, the average annualized return of such products we distributed ranged from 7.5% to 8.5%. As of the same date, the carried interest rate of privately raised fund products we distributed ranged from 7.4% to 13.5%. We have distributed six series of privately raised funds with an aggregate transaction value of RMB10.2 billion (US$1.5 billion). The outstanding transaction balance of privately raised fund products distributed by us was RMB 6.3 billion (US$0.9 billion) as of June 30, 2019, representing a 33.4% increase from RMB4.7 billion as of June 30, 2018. We generate commissions paid by the fund managers calculated as 1% to 2.8% annualized commission rate of the total capital balance raised from our clients as of the year end. For certain funds, we are generally entitled to approximately 25% of carried interest realized by the fund managers after funds exit. Privately raised fund products include the following:

●	Receivables/debt fund series. We have distributed 23 funds under this fund series since July 2016 with an aggregate transaction value of RMB3.1 billion (US$0.5 billion), including two new funds distributed in the year ended June 30, 2019. Investments under this fund series primarily include receivables/debt with a majority mortgage loans of homeowners.

●	Private equity fund series. We have distributed 80 private equity funds since January 2016 with an aggregate transaction value of RMB5.3 billion (US$0.8 billion), including 49 new funds distributed in the year ended June 30, 2019. Investments under these private equity funds primarily include equity interest of domestic private companies.

●	NPL fund. We distributed one NPL fund under our management in June 2018 with an aggregated transaction value of RMB59 million (US$8.6 million). Investment under such NPL fund was a distressed bank loan.

●	QDII fund series. We have distributed ten QDII funds since August 2017 with an aggregate transaction value of RMB1.2 billion (US$0.2 billion), including seven new funds distributed in the year ended June 30, 2019. Investments under QDII funds we distributed primarily include equity shares issued in initial public offerings and PIPE transactions by China-based TMT companies listed in the U.S.

As privately raised funds typically require higher net worth and/or investment sophistication and are offered to limit number of qualified investors, such funds charge higher fee rates and managers of such funds sometimes allow fund distributors to earn a portion of the performance-based carried interest. Except for four FoFs and one NPL fund developed in-house and under our management, all the other privately raised fund products are sourced from third party. See “ – Asset Management Services”.

Agreements with Product Providers

Our distribution is typically governed by agreements entered with product providers on a product-by-product basis, primarily including fund managers, exchange designated product issuers and securities firms. The material terms of agreement with our product providers are summarized as below:

●	Service scope. We typically undertake to provide the product providers with services relating to our clients’ purchase of the relevant products. Such services typically include providing our clients with information on the relevant products, educating clients on the documentation involved in the purchase as well as furnishing their transactions with the product providers through our app or branch network. For privately raised fund products, we also assess clients’ qualification for the purchase as required by relevant product providers.

●	Commissions and fees. For all of our wealth management products, we are entitled to receive distribution commissions calculated by a fixed percentage of the amount purchased by our clients. For certain privately raised fund products, we are also entitled to performance-based fees subject to hurdle rates. In addition, for privately raised fund products distributed on a net-commission basis, product providers are responsible for paying commissions to our seed clients.

●	Confidentiality. We and the product providers are prohibited from making any unauthorized disclosure of our clients’ information. In addition, privately raised fund managers are not permitted to use such information in a manner that might be detrimental to our interest.

●	Exclusivity. For distribution agreements with major exchange designated issuers, we have been granted exclusive rights to distribute specific products.

●	Terms. The distribution agreements typically expire upon the expiration of the relevant wealth management products. For any new financial products, new agreements need to be negotiated and entered into.

Corporate Finance Services

In distributing and managing wealth management products, we have established relationships with a variety of corporate borrowers and have gained insights into their financing needs. Accordingly, we began offering corporate finance services to corporate borrowers in January 2017. Under our corporate finance service business, we provide a wide range of financing services to corporate borrowers, including product structure design, introduction of potential investors, and compliance and risk management services. We generally charge a service fee equal to a percentage of the total fund raised, taking into account the complexity of financing needs and product structure. To ensure a quality expanded client base, we generally target corporate borrowers that have long-lasting financing needs, high-quality underlying assets and superior credit, but have experienced difficulties obtaining bank loans. To date, major corporate borrowers we served are supply chain financing service providers focusing on providing bridge loans to homeowners, which are not susceptible to cyclical fluctuations. In China, homeowners are required to pledge the property ownership certificates to banks for obtaining mortgage loans. When homeowners intend to sell their homes, they must repay their mortgages first in order to obtain a release of their ownership certificates by banks, which leads to a significant need for bridge loans to repay mortgage loans. We assisted such financing service provider in designing and issuing wealth management products through trust plans in order to quickly raise fund for the bridge loans to facilitate subsequent property transactions.

Asset Management Services

We began our asset management services in April 2018. As of June 30, 2019, we managed the following funds:

●	Hebi FoF series (“合璧FoF系列”). There are two funds under this series established in April 2018 and May 2018, respectively. We are the general partner in each fund. This fund series is suitable for investors with moderate risk appetite. The underlying funds primarily focus on investment in domestic publicly traded stocks as current benchmark indices have sank to bottom level within the past decade and therefore represent a good timing to bottom fish high quality securities. In addition, we encourage long-term hold strategy on securities investment therefore we require investors of this FoF series to agree on a two-year lock-up period before being able to redeem. The underlying funds we have invested are generally managed by quality fund managers, including Value Partners, Shanghai Minghong Investment Management Co., Ltd., Shanghai Pushi Investment Management Partnership Enterprise (Limited Partnership) and Shanghai Xingju Investment Management Co., Ltd., As of June 30, 2019, we raised capital of RMB256 million (US$37.3 million).

●	Meihao FoF (“美好FoF”). This fund was established in April 2018. We are a co-general partner in the fund together with Guangdong Jintaiping Asset Management Services Co., Ltd., (广东金太平资产管理有限公司). This FoF is considered more conservative as it adopts hedging strategy by going long on publicly traded stocks and going short on futures market, and mainly does short-term speculation for stocks investments to further reduce related risks. We require investors to agree a one-year lock-up period before possible redemption. As of June 30, 2019, we raised capital of RMB219 million (US$31.9 million).

●	Ruixuan FoF (“睿选FoF”).There is one fund under this series established in May 2019. We are a co-general partner in this fund. This fund series is suitable for investors with aggressive risk appetite. The underlying funds primarily focus on investment in enhanced index privately raised fund products that seek to enhance the returns of an index by using active management to modify the weights of holdings for additional return. We require investors to agree a one-year lock-up period before possible redemption. As of June 30, 2019, we raised capital of RMB65.3 million (US$9.5 million).

●	NPL funds. In July 2018, we acquired the controlling interest of Zhonghui, an investment management company which manages the underlying asset of a NPL fund named Huiguan Yongjin. Since then, we have been entitled to collect management fees for management of the underlying NPL asset through such investment management company. As of June 30, 2019, there were two NPL funds under our management.

The following table sets forth the fee structure and incentive arrangement of FoFs under our management as of June 30, 2019.

FoFs	Rate of management fees(1)	Rate of subscription fees(2)	Carried interest	Hurdle rate
Hebi FoF series	1.2%	1%	Nil to 10%	8	%(3)
Meihao FoF	0.5%	1%	Nil to 10%	6	%(3)
Rixuan FoF	1.4%	1%	Nil to 15%	High water mark	(4)

(1)	We charge clients management fees for each fund we manage in terms of committed capital.

(2)	We charge clients subscription fees for each fund we manage in terms of raised capital. Subscription fees were collected as distribution income under wealth management service revenue therefore not recognized as the asset management revenue. “Item 5. Operating and Financial Review and Prospects — A. Operating Results -- Key Components of Results of Operations — Wealth Management Services — By revenue type” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Components of Results of Operations — Asset Management Services”.

(3)	For certain funds, we receive carried interest from the funds subject to the applicable hurdle rate. If the rate of net capital appreciation reaches such hurdle rate, we would receive carried interest calculated as a fixed percentage of the applicable fund’s net capital appreciation per annum.

(4)	For certain funds, we received carried interest from the funds subject to applicable high water marks. A high water mark is the highest value that a fund or account has ever reached.

The table below provides the period to period roll forward of AUM of FoFs under our asset management services and also reflects FoF AUM at period end for the periods indicated.

	From July 1, 2018 to June 30, 2019
	AUM in RMB	AUM in US$
	(in thousand)
Balance, as of July 1, 2018	321,353	46,810
Gross inflows(1)	224,850	32,753
Gross outflows(2)	(65,796)	(9,584)
Fair value changes(3)	22,387	3,261
Balance, as of June 30, 2019	502,794	73,240

(1)	Include increased amounts contributed by new funds established and additional capital raised for existing funds during the indicated period.

(2)	Include management fees, fund custodian fees, operation services fees, investor redemption, and distribution. There was no fund exit or dissolution for the period presented.

(3)	Primarily include fair value changes in our AUM for the indicated period, which represents the AUM as of the end of the period, less the sum of the AUM as of the beginning of the period, gross inflows and gross outflows for the same period.

The AUM of FoFs under our asset management services has been under rapid growth and reached RMB502.8 million (US$73.2 million) as of June 30, 2019 from RMB321.4 million as of June 30, 2018. The increase in our AUM was primarily affected by (i) gross inflows due to establishment of Ruixuan FoF and continuous committed capital into our previously existing funds; and (ii) fair value changes in our fund due to their positive performance, (iii) redemption by certain investors of their committed capital in Meihao FOF. As we recently began to offer asset management services, the current fair value changes are relatively small, and we did not exit any fund as of June 30, 2019. We expect these funds to deliver increasing returns in the long term. We will continue to have gross outflows due to the deduction of management fees, fund custodian fees and operation services fees in line with the expansion and operation of our asset management services.

Information Technology and Other Services

Historically, we provided information technology services to third parties through our VIE, Puyi Bohui. The services fees were calculated based on the expected labor cost, project management services fee plus a certain percentage of gross profit. Since 2018, we gradually transitioned Puyi Bohui's IT services to focus on meeting our internal needs. As a result, our net revenues generated from information technology services decreased from RMB11.6 million for the year ended June 30, 2018 to nil for the year ended June 30, 2019, and we no longer incurred cost of sales in relation to purchases of IT services from external suppliers from the year ended June 30, 2019. In addition, we generated revenue from factoring services in the year ended June 30, 2019 through Shenzhen Baoying Factoring Co., Ltd. (深圳宝盈商业保理有限公司), a wholly-owned subsidiary.

Our Client Services

We refer to those purchased wealth management products distributed by us during any given period as active clients for the period. For the year ended June 30, 2019, the number of our active clients purchasing privately raised fund products and online distributed products was 3,229 and 209,326, respectively, which increased by 31.8% from 2,449 and by 24.0% from 168,820, respectively, for the year ended June 30, 2018. Among our active clients purchasing privately raised fund products for the year ended June 30, 2019, approximately 76.4% of them have previously purchased wealth management products that we distribute, demonstrating our strong client retention abilities. By launching corporate finance services recently, we have also begun to penetrate into corporate clients.

We classify our target clients into different categories in terms of their risk appetites. Through frequent and in-depth client communications, we analyze and assess financial condition, past investment experiences, risk profiles and investment goals of potentials clients and provide them suitable products. We also provide clients with consultations on products and on-going assets allocation planning and provide recommendations to clients on adjusting their assets allocation plans in response to economic and market conditions.

In addition, for clients who have purchased products through us, we provide them with timely updates on the product performance primarily including net assets value reports and other performance statistics through apps, live investment performance symposiums, as well as regular communications via seed clients and investment advisors. Moreover, we established official accounts on WeChat to provide industry news, products update and investors education, which allows us to continually provide updates on the products and services offered by us to the online community of our clients. We also provide general investor education by publishing online quiz activities, organizing seminars and salons and plan to hold online live streaming courses to provide guidance in response to any changes in market conditions. For clients with special needs such as overseas study or medical services, we collaborate with third party agencies to provide one-stop services.

Sales and Marketing

Our headquarters are located in Guangzhou, and we have a branch network of 27 offices covering 19 provinces and hundreds of cities. To further tap into the vast market of mass affluent and emerging middle class population for our wealth management services and effectively compete with our competitors such as commercial banks and online financing service providers, we have developed an innovative social e-commerce based approach, whereby we identify, foster and collaborate with seed clients — existing clients who believe in our service capabilities — to actively market our products or services on social media platforms to their families, friends and acquaintances in return for a commission. As seed clients develop potential clients within their networks, they have greater influence on their investment decisions than our in-house investment advisors. In addition, it is also more convenient for such seed clients to manage clients they developed by maintaining regular contact. Our seed clients are supported by our approximately 200 investment advisors, who are responsible for providing them systematic and continuous professional training on products profile as well as investment and assets allocation knowledge. Furthermore, as our products portfolio aims to be simple and easy to understand, our seed clients are able to discuss products intelligently and with precision. In addition, we provide technical support through our “Puyitou” and “Puyi Fund” apps enabling the seed clients to connect our apps with other social media platforms. From the year ended June 30, 2019, we have initiated seed client classification and begun to offer premium trainings to seed clients with greater marketing potential. See “— A. History and Development of the Company — Corporate Information — Significant Developments in the Year ended June 30, 2019 — Seed Client Classification.”

Our seed clients significantly complement our in-house investment advisors. They are able to expand our sales and marketing reach to a wider network of potential clients, exert their influence on their social communities, connect our investment advisors with new clients, and follow-up on the retention status of clients they developed. Our seed clients therefore play a critical role in client relationship management, which enables our investment advisors team to focus on enhancing professional services capabilities. Because we separate our client relationship management function from our professional service function, we are able to reduce reliance on any particular seed client or investment advisor and increase the stability of our client base.

We enter into introduction agreements with our seed clients, under which a seed client is entitled to a commission if such seed client brings in a new client to invest in our products. The amount of the commission depends on the amount of products the new client purchases. According to our internal policies for commissions to seed clients, current commission rates for publicly raised fund products, exchange administered products and privately raised fund products are 0.1%, 0.5% and 0.75% per annum, respectively, subject to adjustment by management. There is no fixed term of the seed client engagement under the introduction agreement unless such agreement is terminated after negotiation or due to material breach by either party.

As of June 30, 2017, 2018 and 2019, the number of our seed clients increased from approximately 25,200 to 35,000 and further to 49,000. Currently we have seed clients in approximately 210 cities in 20 provinces across China, supported by approximately 200 investment advisors, covering major tier three and four cities where emerging middle class mainly concentrates as well as selective economically developed cities with a substantial number of mass affluent Chinese available for marketing. As of June 30, 2019, the number of clients that purchased our public raised fund products, exchange administered products and privately raised fund products reached approximately 84,205, 7,445 and 1,654, respectively, of which approximately 35.5%, 40.2% and 48.5%, respectively, were our seed clients. The retention rate of our seed clients was 99.3% as of June 30, 2019. Historically, we defined seed clients who brought in at least one new registered user of our apps or one new client during any given period as active seed clients in that same period. From the year ended June 30, 2019, we have raised the standard to better manage and monitor sales performance of our seed clients. Currently, active seed clients in a given period refer to seed clients who have brought in at least one client with transaction balance as of the end of such period or conducting new transaction(s) during the same period. For the years ended June 30, 2019, we had 35,464 active seed clients under the new standard, accounting for 72.6% of the total seed clients for the same period. As of June 30, 2019, approximately 22.5% of our total clients were seed clients, but approximately 99% of our total sales bear commissions to seed clients, i.e. were brought in by our seed clients. Attributable to the vast seed client base, we do not have particular reliance on any seed client or limited number of seed clients. For the years ended June 30, 2019, the single largest seed client in terms of revenue contribution brought in 1.5% of the total sales, through 194 new clients. For the same period, the top five largest seed clients in terms of revenue contribution brought in 4.8% of the total sales, through 314 new clients in aggregate. Our extensive coverage network of branch offices and seed clients enable us to gain direct access to target clients and wealth management services market. The map below shows our coverage network by branch office location and number of seed clients as of the date of this annual report:

Product Selection, Development and Risk Management

We select and develop our product portfolio under our wealth management philosophy for targeted mass affluent and emerging middle class population that product profiles shall be simple and differentiated, prudently selected with balanced allocation and high quality, and keeping in line with the latest market trend. We strive to continuously provide our clients products with attractive returns and controllable risks.

Product Selection for Wealth Management Services

Although we are not directly liable to our clients in relation to the performance or default of the third-party products distributed through us, as our clients typically enter into contracts directly with the third-party product providers in connection with such products, any default or negative performance of these products may adversely affect our reputation. Accordingly, we have developed a product selection procedure to carefully screen each product that we distribute as part of our risk management process.

A key aspect of our product selection process is risk management. We have established a two-prong evaluation system that assesses both the product providers and products for distribution. We assess products providers based on the following: (i) investment experience and capabilities; (ii) integrity and credibility; and (iii) internal control. We assess third party fund products based on the following criteria:

●	Investment targets. We prefer products that target on fixed income products in nature such as money market products and bond fund products. We also distribute debt or equity securities or mixed fund products which are suitable for moderate investors who accept more sophisticated products with controllable risks.

●	Product structure design. We prefer products investing in the senior tranches of the underlying investment instruments which typically provide investors with the priority to earn returns.

●	Historical performance. We seek products with superior record of historical performance.

●	Side-by-side investment made by relevant product providers. We prefer fund products where fund managers make side by side investment.

In order to conduct the above assessments, we have established rigorous internal procedures. Product managers in our finance channel department select product candidates at the initial stage through comprehensive due diligence work, including but not limited to, on-site visits, interviews with relevant product providers, and internet searches on background information, and draft due diligence reports on both the product providers and products. Upon receiving the preliminary-approval by the director of finance channel department, relevant due diligence reports are submitted to the compliance and risk control department and our senior management for further review and final approval. Our compliance and risk control department also regularly follows up the financial condition and results of operations of our selected product providers and the overall risk exposure of products we distribute for them in terms of composition of underlying asset classes, collateralization level and other key metrics. These reviews ensure us to constantly provide high-quality and low-risk products, provide guidance for subsequent product sourcing and selection, and enable us to align our product portfolio with the prevailing market condition in a timely fashion.

Product Development for Asset Management Services

We have an asset management department that is responsible for developing and managing fund products that we manage. To date, we have two categories of fund products under our management, namely FoF products and NPL fund products. We have a stringent process in selecting fund managers for our underlying FoF assets. We require the fund managers to make investment in accordance with our investment strategy and continuously monitor their investment decisions. The target product selection and approval procedures are similar with that of the third-party products discussed above. With respect to the non-performing loan products, we actively study the basic information of the underlying creditor’s rights, market value of the collateral, information of the debtor and the post-investment scheme of the cooperation party to make sure the risk level of such investment is appropriate.

Product Structuring to Comply with PRC Law

We structure our products to comply with PRC laws and regulations. For example, for certain privately raised fund products distributed as part of our wealth management services, we may collect distribution commission fees in the form of advisory service fees. In addition, in our asset management business, because we are in the process of applying for the license as a fund manager, we currently collaborate with licensed fund managers and structure our fund management services as advisory services to them. Under such arrangement, we source FoF candidates with proposals on investment strategies and targets, fund terms, risk control procedures, exit timing and strategies. We present such FoF candidates to licensed fund managers. To date, investment decisions made by such fund managers with respect of these funds have been consistent with our investment proposals.

Information Technology

We have developed our integrated IT infrastructure that provides technology support to all aspects of our business. Our IT infrastructure includes the following key functions and features:

●	Core apps. We launched two core apps, Puyi Fund and Puyitou, which provide target clients products information and full-scope online transaction processing services including subscription, redemption, clearance and settlement, and allows clients to monitor their investment portfolio in a more convenient manner.

●	Customer service. We have set up an online customer service system equipped with intelligent interactive tools to further enhance the quality and efficiency of our customer services.

●	Investment advisor platform. We have developed a proprietary platform for investment advisors to manage clients, gain access to professional training and explore new business opportunities.

●	Database. As data is the core of the financial services industry, we have launched an internal database and purchased GrowingIO behavior analysis system and Microsoft BI analysis system to gather and analyze our business operation data, and reach more efficient business decisions.

●	Office automation. We combine above custom-developed or commercially available business systems with our OA system, finance system and other internal back-end functions, to help us operate more efficiently.

Employees

We had 347 employees as of June 30, 2019. The following table sets forth the number of our employees by function as of June 30, 2019:

Functional Area	Number of employees	% of total
Investment advisory	202	58.2
Management and administrative	55	15.9
Technical department	49	14.1
Financial advisory	14	4.0
Risk management	3	0.9
Asset management	24	6.9
Total	347	100.0

As required by PRC regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by local governments from time to time. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Competition

According to CIC, China’s wealth management services industry is at an early stage of development and is currently highly fragmented. Traditionally, the wealth management services market in China was dominated by commercial banks, which rely on their own wealth management arms and sales forces to distribute their products. In recent years, there are growing number of new types of wealth management services provided in this market which are taking up increasing market shares, including online-based service providers, non-bank traditional financial institutions, and third-party wealth management service providers. As a wealth management service provider with growing asset management capabilities targeting such population segment, we compete with the following principal competitors on the basis of sales capabilities, product offerings and services capabilities:

●	Commercial banks. Generally, commercial banks in China have advantages in terms of branch network and full license coverage for distribution. However, the banks are inherently conflicted because their main business is interest-based lending rather than a commission-based business such as wealth management service; therefore they typically do not offer personalized services and lack the independence in providing investment advice.

●	Online-based service providers. Online-based service providers can attract a large client base through their online platforms. However, because they mainly provide automated recommendation and trading services, online-based service providers generally do not offer extensive personalized services that many investors need.

●	Non-bank traditional financial institutions. Non-bank traditional financial institutions such as brokerages, trust companies and insurance companies have advantages on specific product types, particularly product types that they themselves have developed and managed (e.g. trust plans for trust companies). However, they are disadvantaged in terms of product choices, branch network and comprehensive client services, and more and more cooperate with banks and third-party wealth management service providers to distribute their products.

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish the products we distribute and our services from those of our competitors and contribute to our competitive advantage in the wealth management services industry. We rely on a combination of trademark and trade secret laws as well as confidentiality agreements and non-compete covenants with our employees and our third-party wealth management product providers. We also enter into confidentiality agreements with our seed clients. We have been granted for registered computer software copyrights to 35 pieces of computer software, and we have nine registered trademarks in China and seven registered domain names. The registrants of our domain names are Fanhua Puyi and Shenzhen Puyi Zhongxiang Information Technology Co., Ltd.

Insurance

We participate in government sponsored social security programs including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We also maintain a director and officer liability insurance policy for our board directors and executive officers. We do not maintain business interruption insurance or key-man life insurance. We consider our insurance coverage to be in line with that of other wealth management companies of similar size in China.

Legal Proceedings

We may from time to time be involved in litigation and claims incidental to the conduct of our business. Our businesses are also subject to extensive regulation, which may result in regulatory proceedings against us.

We are not currently subject to any pending judicial, administrative or arbitration proceedings that we expect to have a material impact on our results of operations or financial condition. See “Item 3. Key Information — D. Risk Factors” above.”

Regulations

PRC Regulations Relating to Wealth Management Services

Currently, the distribution of wealth management products, depending on types of products, is often subject to different sets of laws, regulations and rules. Our company is currently engaged in the distribution of publicly raised funds (including asset management plans issued by securities firms), privately raised funds, exchange administered funds issued by securities companies.

Publicly Raised Funds

The distribution of publicly raised fund products is mainly subject to the Law of Securities Investment Fund of the PRC (2015 Amendment) (the “Law of Securities Funds”), issued by the Standing Committee of the National People’s Congress (“SCNPC”) on April 24, 2015 and effective on June 1, 2015. Pursuant to the Law of Securities Funds, the distribution of securities investment fund products shall be conducted by registered fund managers or licensed fund distributors. It requires fund distributors to fully disclose to potential investors the investment risks related to the fund products distributed, and to distribute such fund products based on the level of risk-taking abilities of the investors.

The distribution of publicly raised securities investment fund products is further regulated in detailed by the Measures of the Distribution of Securities Investments Funds (2013 Amendment) (the “Measures of the Distribution of Securities Funds”), promulgated by China Securities Regulatory Commission (“CSRC”) on March 15, 2013 and effective on June 1, 2013. The Measures of Distribution of Securities Funds regulate many aspects of the business and participants of the distribution of securities investment funds, including the registration requirements of fund distributors, payment methods for fund distribution, requirements of the fund advertising materials, fees charged relating to fund distribution services, and other activities in the business of fund distribution. Fund distributors, pursuant to the Measures of the Distribution of Securities Funds, refer to fund managers, as well as other entities that have registered with, or recognized by, CSRC or its appointed institutions, such as independent fund distributors, commercial banks, securities companies, etc. In particular, an independent fund distributor shall register with local CSRC office where its local administration for industry and commerce locates. Without registration with and license from, or recognition of, CSRC, any entities or individuals shall not conduct fund distribution or other related businesses.

In addition, the Measures of the Distribution of Securities Funds set forth requirements for employees of independent fund distributions agencies. For an independent fund distributions agency to apply for the relevant license to conduct fund distribution business, its senior management personnel shall have obtained the certification of fund professionals, along with other qualifications and experiences. The number of employees who are qualified as fund professionals shall be not less than ten. The Measures of Distribution of Securities Funds also stipulate that the Asset Management Association of China (“AMAC”) shall conduct self-disciplinary management of the business of fund distribution and manage the qualification process of fund distributors. Fund distributors and fund distribution services providers may join AMAC and be subject to its self-disciplinary rules.

Our company conduct the distribution of publicly raised funds through the subsidiary of our VIE, Fanhua Puyi, which obtained its License to Conduct Securities and Futures Business issued by CSRC first in 2013, and most recently renewed the License on March 9, 2017. With its license, Fanhua Puyi can conduct business in the distribution of fund products. Currently, the senior management of Fanhua Puyi has obtained the qualification of fund professionals, and it has total 183 qualified fund professionals. It is also an active member of the AMAC, whose current membership is valid through May 14, 2020.

Pursuant to the Measures for the Administration of Customer Asset Management Business of Securities Companies (2013 Revisions) (the “Measures for Asset Management Business”), promulgated by the CSRC on June 26, 2013 and effective on the same day, securities companies may by themselves, or authorize other securities companies, commercial banks or other institutions recognized by the CSRC to, distribute collective asset management plans. Institutions recognized by CSRC to conduct distribution of asset management plans include those being granted the fund distribution licenses by the CSRC. The Measures for Asset Management Business affirm that collective asset management plans shall be distributed only to qualified investors, the number of which shall not exceed 200. CSRC further regulates the collective asset management business and its participants by promulgating the Detailed Rules for the Implementation of the Collective Asset Management Business of Securities Companies (2013 Revisions) (the “Rules for Collective Asset Management Business”) on June 26, 2013, which became effective on the same day. The Rules for Collective Asset Management Business specify how securities companies, and distribution institutions shall behave in distributing collective asset management plans.

Measures for Asset Management Business and Rules for Collective Asset Management Business has been invalid by the Measures for the Administration of the Privately Offered Asset Management Business of Securities and Futures Business Institutions, on October 22, 2018. Firstly, the conditions for private equity management business should be moderately relaxed. Second, improve the efficiency of the use of funds. Third, we should optimize the principle of portfolio investment and improve the management requirements of investment quotas for non-standard creditor's rights. Fourth, commercial banks should be allowed to act as investment advisors for asset management plans, such as asset management agencies and insurance asset management agencies, so as to promote equal access. In addition, some operational arrangements have been improved.

Privately Raised Funds

Pursuant to the Notice on the Division of Regulatory Responsibilities for Privately Raised Investment Funds issued by the State Commission Office of Public Sectors Reform (“SCOPSR”) on June 27, 2013, CSRC is in charge of the supervision and regulation of privately raised funds, including but not limited to, privately raised equity funds, privately raised securities investment funds, venture capital funds and other forms of privately raised funds including FoFs. While the Law of Securities Funds promulgated by SCNPC mainly regulates the activities of publicly raised securities investment funds, it provides some basic guidance for participants in the business of privately raised securities investment funds. The Law of Securities Funds requires that any individual or institutions, without registration, shall not conduct securities investment activities under the names of “funds” or “fund management.” Later, CSRC promulgated the Interim Measures for the Supervision and Administration of Privately Raised Investment Funds (the “Interim Measures for Private Funds”) on June 30, 2014, which became effective on August 21, 2014. The Interim Measures for Private Funds set forth specific guidelines as to how privately raised fund products shall be managed and distributed by fund managers and fund distributors, requiring the market participants to establish certain measures in evaluating and disclosing risks related to the fund managed and/or distributed, further clarifying the self-disciplinary requirements for privately raised funds. In particular, the Interim Measures for Private Funds provide that once the fund raising process of privately raised funds is completed, a fund manager is required to file the relevant information of the fund product with the AMAC. Specifically, pursuant to the Administrative Measures on the Disclosure of Privately Raised Investment Fund Information adopted by the AMAC, the fund manager needs to submit such information through the online “Asset Management Business Electronic Registration System” of the AMAC, or the System. During the process of filling out the form of “Information on Fund Sales” on the System, the fund manager has to identify its sales model as either under direct sales or distribution on a commission basis, and select the name of the fund distributors, either the fund manager itself or a licensed independent fund distributor who has been recognized by the CSRC and the AMAC, from the drop-down list on the form. The fund manager is required to update any changes of such information timely. Pursuant to the Notice on the Strengthening Self-Discipline Management of Private Fund Information Disclosure by the Asset Management Association of China on September 30,2018, if the fund managers didn’t update any changes of such information timely update to twice, it will be included in the list of abnormal institutions and suspend the application for filing of new fund products by the Asset Management Association of China.

Unlike the distribution of publicly raised funds, neither the Law of Securities Funds nor the Interim Measures for Private Funds requires fund distributor to obtain any license or permit in engaging such business. Such requirement was set out in the Measures of Administration of the Distribution Activities of Privately Raised Funds (the “Measures of Private Fund Distribution”) issued by AMAC on April 15, 2016. The Notes of Filing for Privately Raised Funds by the Asset Management Association of China, on January 12,2018, it’s improving the efficiency of Filing for Privately Raised Funds. In addition, it’s emphasizing that the overall requirements and Special risks of the filing for Privately Raised Funds. )However, rules relating to privately raised funds that are adopted by AMAC, such as the Measures of Private Fund Distribution, are generally self-disciplinary rules applicable to privately raised fund managers, and licensed fund distributors who have become members of AMAC. Pursuant to the Law of Securities Funds, distributors of privately raised funds may, but are not required to, join the AMAC. Accordingly, the current PRC laws and regulations do not require distributors of privately raised funds, such as the subsidiaries of our VIE, to be licensed in order to conduct such business.

In addition, unlike the distribution of publicly raised funds, the Law of Securities Funds requires that fund distributors shall only distribute privately raised fund products to qualified investors defined as investors with compatible capacities of risk identification and risk bearing, whose assets or incomes have reached certain level as required by the relevant regulations or rules and the subscription amount of the privately raised fund products is not less than the required minimum amount. The Law of Securities Funds also stipulates that the total number of qualified investors of a privately raised fund product shall not exceed two hundred. Further, as required by the Measures of Private Fund Distribution issued by the AMAC, fund distributors shall evaluate the qualifications of investors prior to the distribution of privately raised funds to ensure that only qualified investors subscribe to privately raised fund products.

Exchange Administered Funds

The distribution of exchange administered funds is currently regulated by the Decision Regarding Straightening out and Rectifying Various Types of Trading Venues to Effectively Prevent Financial Risks (“Document 38”) and the Implementation Opinions on Straightening out and Rectifying Various Types of Trading Venues (“Document 37”), promulgated by the General Office of the State Council on November 11, 2011 and July 12, 2012, respectively. Both Document 38 and Document 37 stipulate that exchanges that are subject to the approval of the State Council or its administration department of finance for establishment, shall be regulated by the administration department of finance of the State Council; all other exchanges shall be regulated by the local People’s Government at the provincial level, which in practice, are the offices of finance at municipal and provincial levels. Document 38 and Document 37 emphasize on the prohibitive activities relating to the issuance and distribution of exchange administered funds, for example, that the number of investors of exchange administered funds shall not exceed 200 accumulatively.

PRC Regulations Relating to Asset Management Services

In terms of the management of privately raised funds, the Law of Securities Funds requires that any individual or institution, without registration, shall not conduct securities investment activities under the name of “funds” or “fund management”. The Interim Measures for Private Funds further require that mangers of privately raised funds of any type shall apply for registration to the AMAC, and thus subject fund managers to the self-disciplinary rules issued by AMAC. Under CSRC’s guidance, AMAC formulated the Measures for the Registration of Privately Raised Investment Fund Managers and Filling of Privately Raised Investment Funds (for Trial Implementation) (the “Trial Measures of Private Funds”), effective as of February 7, 2014, which, among other things, set forth the requirements related to the activities of privately raised fund managers. In addition, AMAC has released a serial of self-disciplinary rules since February 2016, regulating internal control, and information disclosure and registration of privately raised fund managers, including, among others, the Guidelines for Internal Control of Privately Raised Investment Manager, the Administrative Measures for Information Disclosure of Privately Raised Investment Fund, and the Announcement of Several Items for Further Regulating the Registration of Private Fund Managers, together, the “Administrative Measures of Private Funds.” Pursuant to the Administrative Measures of Private Funds, privately raised fund managers shall complete the filing of privately raised fund products within the prescribed time; they shall timely report any materially changes, and submit quarter and annual reports and audited financial statements prior to the end of April each year. The Administrative Measures of Private Funds also set out requirements for the qualifications of the management of private fund management companies, and requirements to the formulation and implementation of internal control policies.

On August 30, 2017, the State Council circulated the draft Interim Measures on Administration of Privately-Raised Investment Funds (the “New Interim Measures for Private Funds”) for comments, the commenting period of which ended in September 2017. Once enacted, the New Interim Measures of Private Funds will be the first set of regulation specialized in the privately raised funds. The New Interim Measures of Private Funds specify the basic requirements for private fund managers, their senior management, directing partners and authorized representatives, and the obligations of fund managers and trustees. The New Interim Measures also specify that privately raised fund managers shall raise funds themselves, or through fund distributors who are in compliance with the Law of Securities Funds and the requirements of regulatory authorities of the State Council regarding securities. If the New Interim Measures of Private Funds are adopted as it is, it is likely that privately raised fund distributors will be required to obtain license in order to distribute privately raised funds. However, there is no guarantee that the New Interim Measures, once officially adopted, will be the same as the current draft.

PRC Regulations Relating to Intellectual Property Rights

Copyrights

The PRC has enacted various laws and regulations relating to the protection of copyright. The Copyright Law of the PRC promulgated by SCNPC on September 7, 1990, amended on February 26, 2010 and effective on April 1, 2010, provides that any natural persons, legal persons, or other organizations of the PRC shall, regardless its publication status, enjoy copyright in their works, including, among others, works of literature, arts, natural science, social science, engineering technology, and computer software, and any infringement of such copyright shall be subject to relevant civil liabilities.

The Regulations on Computers Software Protection, which was promulgated by the State Council on June 4, 1991, amended on January 30, 2013 and effective on March 1, 2013, stipulates that any natural persons, legal persons, or other organizations of the PRC shall enjoy copyright in computer software that they developed, whether published or not, and such software copyright owner may register with the software registration institution recognized by the Copyright Administration Department of the State Council. Further, the Measures for the Registration of Computer Software Copyright, promulgated by the National Computer Software Copyright on February 20, 20001 with immediate effect, regulates registrations of software copyright, exclusive licensing contracts for software copyright and transfer contracts. The Copyright Protection Center of China is designated as the software registration authority, which grants registration certificates to the computer software copyright applicants to conform with both the Regulation on Computer Software Protection and the Measures for the Registration of Computers Software Copyrights.

Trademarks

Registered trademarks are protected under the Trademark Law of the PRC, promulgated by SCNPC on August 23, 1982, and last amended on April 23, 2019 and effective on November1, 2019, and the Implementation Regulations of the Trademark Law of the PRC, promulgated by the State Council on August 3, 2002, and amended on April 29, 2014 and effective on May 1, 2014. Trademarks are registered with the Trademark Office of the State Administration for Industry and Commerce. Where registration is sought for a trademark that is identical or similar to another trademark that has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of the former trademark could be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

The Trademark Law of the PRC has been strengthened protect from the following aspects:

1.Restrict the act of hoarding trademarks and malicious rush to register trademarks;

2. the duty of care of trademark agency has been increased;

3. Setting up procedures for trademark objection;

4. Strengthen judicial protection and increase the amount of compensation for infringement.

Domain Names

The Ministry of Industry and Information Technology (the “MIIT”) promulgated the Administration Measures of Internet Domain Names (the “Domain Name Measures”) on August 24, 2017, which came into force on November 1, 2017. China Internet Network Information Center promulgated the Implementing Rules on Registration of Domain Names on May 28, 2012, which became effective on May 29, 2012, and the Measures on National Top Level Domain Name Disputes Resolution on September 9, 2014, which has been abolished by the Implementing Rules on Registration of Domain Names on June 18, 2019. Pursuant to these laws, regulations, and administrative rules, domain names registrations are processed through domain names service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

PRC Regulations Relating to Company Establishment and Foreign Investment

The establishment, operation and management of corporate entities in China is governed by the Company Law of the PRC (the “Company Law”). According to the Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The Company Law applies to both PRC domestic companies and foreign-invested companies. The establishment procedures, approval procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Wholly Foreign-owned Enterprise Law of the PRC and the Implementation Regulation of the Wholly Foreign-owned Enterprise Law. According to these regulations, foreign-invested enterprises in the PRC may only pay dividends out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside general reserves of at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment provide otherwise. In addition, PRC companies may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves and employee welfare and bonus funds are not distributable as cash dividends. A PRC company may not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

In September 2016, the National People’s Congress Standing Committee published its decision to revise the laws relating to wholly foreign-owned enterprises and other foreign-invested enterprises. Such decision, which became effective on October 1, 2016, changes the “filing or approval” procedure for foreign investments in China such that foreign investments in business sectors not subject to special administrative measures will only be required to complete a filing instead of the existing requirements to apply for approval. The special entry management measures shall be promulgated or approved to be promulgated by the State Council. Pursuant to a notice issued by NDRC and MOFCOM on October 8, 2016, the special entry management measures shall be implemented with reference to the relevant regulations as stipulated in the Catalogue of Industries for Guiding Foreign Investment in relation to the restricted foreign investment industries, prohibited foreign investment industries and encouraged foreign investment industries. Pursuant to the Provisional Administrative Measures on Establishment and Modifications Filing for Foreign Investment Enterprises promulgated by MOFCOM on October 8, 2016 and amended on June 29, 2018, establishment and changes of foreign investment enterprises not subject to the approval under the special entry management measures shall be filed with the relevant commerce authorities.

The Provisions on Guiding the Orientation of Foreign Investment, the 2017 revision of the Catalogue of Industries for Guiding Foreign Investment, and the 2018 Special Management Measures (Negative List) for the Access of Foreign Investment classify foreign investment projects into four categories: encouraged projects, permitted projects, restricted projects and prohibited projects. The purpose of these regulations is to direct foreign investment into certain priority industry sectors and restrict or prohibit investment in other sectors. If the industry sector in which the investment is to occur falls into the encouraged category, foreign investment can be conducted through the establishment of a wholly foreign-owned enterprise. If a restricted category, foreign investment may be conducted through the establishment of a wholly foreign-owned enterprise, provided certain requirements are met, and, in some cases, the establishment of a joint venture enterprise is required with varying minimum shareholdings for the Chinese party depending on the particular industry. If a prohibited category, foreign investment of any kind is not allowed. Any industry not falling into any of the encouraged, restricted or prohibited categories is classified as a permitted industry for foreign investment. Pursuant to the Negative List, foreign ownership in fund management companies that focus on securities investment funds shall not exceed 51%. Such foreign ownership restriction will be completely lifted by 2021.

In January 2015, MOFCOM published the Foreign Investment Law of the PRC (Draft for Solicitation of Public Comments) (“Foreign Investment Law”), and since then no new drafts had been published until recently. On December 26, 2018, SCNPC published the new drat of Foreign Investment Law soliciting for public comments, of which the commenting period will end on February 24, 2019. In December 2018 and January,2019,SCNPC went through two rounds of deliberation, and the National People’s Congress is expected to conclude the final round in March 2019.

The 2015 draft of Foreign Investment Law introduced the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, and specifically identified that entities “controlled” through contractual arrangements” by foreign investors were considered foreign-controlled. Pursuant to the 2015 draft, our current corporate structure and our VIEs would be deemed foreign-controlled. However, the 2018 draft of Foreign Investment Law makes no references to the principle of “actual control” or “controlled” through contractual arrangements” in determining the status of a company. Although there is still uncertainty with respect to the final content, interpretation, and effective date of Foreign Investment Law, if it is promulgated as the 2018 draft is, VIE contractual arrangements, such as ours, will most likely remain legal and valid as it is now.

In addition, pursuant to the 2018 draft of Foreign Investment Law, wholly foreign-owned enterprises not on the Negative List shall be subject to the same regulatory and governmental administration as of domestic companies, and thus, the establishment, operation and management of such wholly foreign-owned enterprises are likely subject to the PRC Company Law. Further, the Foreign Investment Law, once enacted, will replace the trio of existing laws regulating foreign investment in the PRC, namely, the Wholly Foreign-Invested Enterprises Law, the Law on Sino-Foreign Equity Joint Ventures, and the Law on Sino-Foreign Contractual Joint Ventures, together with their implementation rules and ancillary regulations.

PRC Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, which were most recently amended in August 2008. Payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can usually be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate PRC authorities or banks authorized by appropriate PRC authorities is required where RMB capital is to be converted into foreign currency and remitted out of China to pay capital expenses, such as direct equity investments, loans and repatriation of investment. Unless otherwise being approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

From 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedure. Pursuant to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE. In addition, domestic companies are no longer limited to extend cross-border loans to their offshore subsidiaries but are also allowed to provide loans to their offshore parents and affiliates and multiple capital accounts for the same entity may be opened in different provinces. SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (the “Circular 19”), effective on June 1, 2015, in replacement of SAFE Circular 142 (the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans or the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (the “Circular 16”), effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties.

On January 26, 2017, SAFE issued the Notice of State Administration of Foreign Exchange on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control (the “SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

PRC Regulations Relating to Foreign Debt

We are an offshore holding company conducting operations in China through our WFOE and VIE and its subsidiaries, which are consolidated into our financial statements. As an offshore holding company, we may make additional capital contributions to our WFOE subject to approval from the local department of commerce and the SAFE regulations concerning foreign exchanges as discussed in “PRC Regulations Relating to Foreign Exchange,” with no limitation on the amount of capital contributions. We may also make loans to WFOE and VIE subject to the approval from SAFE or its local office and the limitation of amount of loans.

By means of making loans, our WFOE and VIE are subject to the relevant PRC laws and regulation relating to foreign debts. On January 8, 2003, the NDRC, SAFE and Ministry of Finance jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts (“Foreign Debts Provisions”), which became effective on March 1, 2003, and partially abolished on May 10, 2015. Pursuant to Foreign Debts Provisions, the total amount of foreign loans received by a foreign-invested company shall not exceed the surplus between the total investment in projects as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. In addition, on January 12, 2017, the People’s Bank of China (the “PBOC”) issued the Circular on Matters Concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Circular 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested companies and domestic-invested companies. Pursuant to PBOC Circular 9, the foreign debt upper limit for both foreign-invested companies and domestic-invested companies is calculated as twice the amount of the net asset of such companies. As to net assets, the companies shall take the net assets value stated in their latest audited financial statement.

The PBOC Circular 9 does not supersede the Foreign Debts Provisions. It provides a one-year transitional period from its promulgation date for foreign-invested companies, during which foreign-invested companies, such as our WFOE, could choose their calculation method of foreign debt upper limit based on either the Foreign Debts Provisions or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, PBOC and SAFE shall reevaluate the calculation method for foreign-invested companies and determine what the applicable calculation method would be. However, as of the date of this prospectus, neither PBOC nor SAFE has issued any new regulations regarding the application calculation method of foreign debt upper limit for foreign-invested companies. In practice, the relevant authorities are likely to allow foreign-invested companies choose the calculation method either under the Foreign Debts Provisions or the PBOC Circular 9 until any new regulation is issued. On the other hand, for domestic-invested companies, such as our VIE, the calculation method of foreign debt upper limit based on the PBOC Circular 9 applies upon the effectiveness of PBOC Circular 9 regardless of the transitional period.

PRC Regulations Relating to Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of China (1993), as amended in 2013, the Foreign Investment Enterprise Law (1986), as amended in 2000, and the Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended respectively in 2001 and 2014. Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

PRC Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Round trip Investment through Special Purpose Vehicles (the “SAFE Circular 37”) in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 was issued to replace SAFE Circular 75 (the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Round-trip Investments via Overseas Special Purpose Vehicles. SAFE further enacted the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment (the “SAFE Notice 13”) effective from June 1, 2015, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

PRC Regulations Relating to Share Incentive Plan

On February 15, 2012, SAFE promulgated the Circular on Issues Concerning the Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Offshore Share Incentive Plan Rules, replacing the previous rules issued by SAFE in March 2007. Under the Offshore Share Incentive Plan Rules and other relevant rules and regulations, PRC residents who participate in a share incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a share incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the share incentive plan if there is any material change to the share incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by PRC residents from the sale of shares under the share incentive plans granted and dividends distributed by overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company must register with SAFE or its local branches before exercising such rights.

PRC Regulations Relating to Tax

Enterprise Income Tax

Under the PRC Enterprise Income Tax Law, which was promulgated on March 16, 2007, became effective on January 1, 2008, and was last amended on December 29, 2018, and the Regulations on the Implementation of Enterprises Income Tax Law of the PRC was promulgated by the State Council on December 6, 2007 and became effective on January 1, 2008, and was last amended on April 23, 2019, together, the “EIT Laws,” enterprises consist of resident enterprise and non-resident enterprise. An enterprise established inside the PRC or the one outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administrative of Taxation (the “SAT”) issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies (the “SAT Circular 82”), which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China, but the Article 7, paragraph 1 has been abolished by Decision of the State Administration of Taxation on Issuing the Catalogues of Tax Departmental Rules and Tax Regulatory Documents Which Are Invalidated and Repealed(the “Order No. 42 of the State Administration of Taxation”), on December 29,2017 . Further to SAT Circular 82, in 2011 the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial) (the “SAT Bulletin 45”) to provide more guidance on the implementation of the SAT Circular 82. SAT Bulletin 45 has been amended by the State Administration of Taxation—Announcement on Amending the Measures for the Assessment and Collection of Enterprise Income Tax on Non-Resident Enterprises and Other Documents,(the “SAT Bulletin 22”),on April 17,2015 and effective on June 1,2015.

According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board of directors and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although the SAT Circular 82 and the SAT Bulletin 45 only apply to offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. A PRC resident enterprise would have to pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Circular 7, which supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Circular 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

In October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, effective December 2017,which, among others, repealed the Circular 698 and amended certain provisions in SAT Circular 7. According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. However, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

SAT Circular 37 has been amended by Announcement of the State Administration of Taxation on Amending Certain Taxation Regulatory Documents (the “Announcement No. 31 [2018] of the State Administration of Taxation”) on June 15,2018. The income from the transfer of real estate shall be the state tax authorities of the place where the real estate is located, has been adjusted to the tax authorities.

Value-Added Tax

In November 2011, the Ministry of Finance and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the SAT further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. On November 19 ,2017,the State Council revised the Interim Regulation of the People's Republic of China on Value Added Tax (2017 Revision) . Announcement of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform(Announcement No. 39 [2019] of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs),which enacted on May 20,2019 and became effective on April 1,2019.

Pursuant to the pilot plan and relevant notices, VAT is generally imposed in the modern service industries, including the VATs, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided. Besides, the Additional and Subtractive policies is allowed to the modern service industries.

Tax Incentives

On April 14, 2008, the PRC Ministry of Science and Technology, the Ministry of Finance and SAT enacted the Administrative Measures for Certification of High and New Technology Enterprises (“Measures for High-Tech Enterprises”), which has been revised on January 1,2016 . Under the EIT Law and the Measures for High-Tech Enterprises, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own core intellectual properties and their business fall into certain industries that are strongly supported by the PRC government and recognized by certain departments of the State Council. On July 11, 2018, the Announcement of the State Administration of Taxation on the Enterprise Income Tax Treatment Issues Related to the Extension of the Carryover Period for Covering Losses of High and New Technology Enterprises and Small and Medium-Sized Technological Enterprises has been enacted, which retroactively became effective on January 1,2018.

Puyi Bohui was granted the high and new technology enterprise (“HNTE”) qualification effective on December 8, 2016, for a term of three years. There can be no assurance, however, that Puyi Bohui will continue to meet the qualifications for such a reduced tax rate after its expiration, or the relevant governmental authorities will not revoke Puyi Bohui’s qualification as a high and new technology enterprise in the future.

Pursuant to the Notice on Enterprise Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries issued by the Ministry of Finance and the SAT on April 20, 2012, which retroactively became effective on January 1, 2011, and the Notice on the Relevant Issues Regarding Enterprises in Software and Integrated Circuit Industries issued by the Ministry of Finance, SAT, NDRC, and MIIT on May 4, 2016, retroactively effective on January 1, 2015, qualified software companies within the territory of PRC shall enjoy tax benefits for a term of five years starting the first year making profits prior to December 31, 2017. In particular, such qualified companies shall be exempted from the EIT for the first two years, and from the third to the fifth year till the expiry of the tax holiday, shall enjoy a reduced rate of half of the statutory EIT rate of 25%. Puyi Bohui was granted the Certification of Software Company on December 31, 2013, and was qualified for the tax benefits of software companies starting 2015. For the years of 2015 and 2016, Puyi Bohui was exempted from EIT, and starting January 1, 2017 to December 31, 2019, Puyi Bohui is qualified for the reduced tax rate of half of the statutory EIT rate of 25%. Upon the expiry of the term of such tax benefits, Puyi Bohui will not be able to renew or reapply for such tax benefits, unless otherwise provided by the relevant PRC laws and regulations. Furthermore, there can be no guarantee that the relevant governmental authorities will not revoke Puyi Bohui’s qualification as a software company any time prior to the expiry of the term.

PRC Regulations Relating to Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

The M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “Circular 6”), which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “MOFCOM Security Review Regulations”), which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by NDRC and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merger or acquisition of a company engaged in the marketplace lending business requires security review.

Our PRC legal counsel, ETR Law Firm, has advised us that, based on their understanding of the current PRC laws and regulations:

●	we currently control our operating company by virtue of Puyi Consulting’s contractual agreements with Puyi Bohui but not through equity interest acquisition nor asset acquisition which are stipulated in the New M&A Rule; and

●	in spite of the above, CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this new procedure.

PRC Regulations Relating to Labor and Social Security

Pursuant to the PRC Labor Law, the PRC Labor Contract Law and the Implementing Regulations of the Employment Contracts Law, labor relationships between employers and employees must be executed in written form. Wages may not be lower than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions.

On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch. Under such law, dispatched workers are entitled to pay equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security. Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers). The Interim Provisions on Labor Dispatch require employers not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016. In addition, an employer is not permitted to hire any new dispatched worker until the number of its dispatched workers has been reduced to below 10% of the total number of its employees. On December 29, 2018, the PRC Labor Law was amended with effect on the same day. First, delay the approval procedure for employers to recruit minors; Second, identification of workers' professional skills have changed from a government-approved institution to a registered one; Third, the market supervision departments have the right to revoke the business license of the employing units that illegally recruit minors.

Under PRC laws, rules and regulations, including the Social Insurance Law, the Interim Regulations on the Collection and Payment of Social Security Funds and the Regulations on the Administration of Housing Accumulation Funds, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance and housing accumulation funds. These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to pay the deficit amount.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries, interests and consolidated variable interest entities as of June 30, 2019:

Puyi Inc. (Cayman Islands)
100%
Puyi Group Limited
(British Virgin Islands)
100%
Puyi Holdings (Hong Kong) Limited
(普益控股（香港）有限公司)
(Hong Kong)
Offshore
100%
Onshore
Puyi Enterprises Management Consulting Co., Ltd.
(普益企业管理咨询有限公司)
(WFOE)
Chengdu Puyi Bohui Information Technology Co., Ltd.
(成都普益博汇信息技术有限公司)(1)
100%
100%
100%
100%
100%
Shenzhen Baoying Factoring Co., Ltd.
(深圳宝盈商业保理有限公司)
Fanhua Puyi Fund Distribution Co., Ltd.
(泛华普益基金销售有限公司)
Guangdong Puyi Asset Management Co., Ltd.
(广东普益资产管理有限公司)
Shenzhen Puyi Zhongxiang Information Technology Co., Ltd.
(深圳普益众享信息科技有限公司)
Chongqing Fengyi Management Consulting Co., Ltd.
(重庆锋毅企业管理咨询有限公司)
51%
Shenzhen Qianhai Zhonghui Huiguan Investment Management Co., Ltd.
(深圳前海中惠汇冠投资管理有限公司)(2)
Equity interest
Contractual arrangement, including the exclusive option agreements, the equity interest pledge agreement, the powers of attorney, the spousal consent, the exclusive technical and consulting services agreement.

(1)	Puyi Bohui is held by Mr. Yu Haifeng as to 99.04% and Ms. Yang Yuanfen as to 0.96% respectively.

(2)	The remaining 49% of the equity interest is owned by two third parties as to 48% and 1%, respectively.

Contractual Arrangements

We engage in fund management services among other services and in the process of applying for the license as a fund manager. Due to PRC legal restrictions on foreign ownership in business of management of privately raised securities funds, we conduct our business in China through our variable interest entities by way of a series of contractual arrangements.

Agreement that Allows Us to Receive Economic Benefits from Puyi Bohui

Exclusive Technical and Consulting Services Agreement. On September 6, 2018, Puyi Consulting entered into an Exclusive Technical and Consulting Services Agreement with Puyi Bohui to enable Puyi Consulting to operate and manage substantially all of the assets and business of Puyi Bohui and receive 100% of the net income of Puyi Bohui before corporate income tax. Under this Agreement, Puyi Consulting has the exclusive right to provide Puyi Bohui with comprehensive business support, technical and consulting services and other services in relation to the principal business during the term of this agreement utilizing its own advantages in management consulting and technology and information. Puyi Consulting or any other party designated by Puyi Consulting, may enter into further technical and consulting service agreements with Puyi Bohui which shall provide the specific contents, manner, personnel, and fees for the specific consulting service. This agreement became effective on September 6, 2018 and will remain effective unless otherwise terminated when all of the equity interest in Puyi Bohui held by its shareholders and/or all the assets of Puyi Bohui have been legally transferred to Puyi Consulting and/or its designee upon the approval of the board of directors of Puyi Inc. in accordance with an Exclusive Option Agreement entered among Puyi Consulting, Puyi Bohui and its shareholders.

Agreements that Provide Us with Effective Control over Puyi Bohui

Powers of Attorney. On September 6, 2018, Mr. Yu Haifeng and Ms. Yang Yuanfen, shareholders of Puyi Bohui, each executed a Power of Attorney to Puyi Consulting and Puyi Bohui, whereby both shareholders of Puyi Bohui irrevocably authorize and constitute Puyi Consulting as their attorney-in-fact to exercise on the shareholders’ behalf any and all rights that shareholders of Puyi Bohui have in respect of their equity interests in Puyi Bohui. These two Power of Attorney documents became effective on September 6, 2018 and will remain irrevocable and continuously effective and valid as long as the original shareholders of Puyi Bohui remain as the shareholders of Puyi Bohui.

Equity Interest Pledge Agreement. Under the Equity Interest Pledge Agreement dated September 6, 2018 among Puyi Bohui, each of the shareholders of Puyi Bohui and Puyi Consulting, each shareholder of Puyi Bohui agreed to pledge all of his or her equity interest in Puyi Bohui to Puyi Consulting to secure the performance of Puyi Bohui’s obligations under the Exclusive Technical and Consulting Services Agreement and any such agreements to be entered into in the future. Under the terms of the agreement, in the event that Puyi Bohui or its shareholders breach their respective contractual obligations under the Exclusive Technical and Consulting Services Agreement, Puyi Consulting, as the pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interest. The Puyi Bohui shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Interest Pledge Agreement, Puyi Consulting is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The shareholders of Puyi Bohui agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interest in Puyi Bohui agreed without the prior written consent of Puyi Consulting. The pledge of each of the shareholders of Puyi Bohui became effective on such date when the pledge of the Equity Interest contemplated herein was registered with relevant administration for industry and commerce and will remain effective until all payments due under the Exclusive Technical and Consulting Agreement have been fulfilled by Puyi Bohui, or upon the transfer of equity interest under the Exclusive Option Agreement entered into among the parties of this agreement.

Spousal Consent Letters. Pursuant to these letters, the spouses of Mr. Yu Haifeng and Ms. Yang Yuanfen, the shareholders of Puyi Bohui irrevocably agreed that the equity interest in Puyi Bohui held by them and registered in their names will be disposed of pursuant to the Equity Interest Pledge Agreement, the Exclusive Option Agreement, and the Powers of Attorney. Each spouse of the shareholders agreed not to assert any rights over the equity interest in Puyi Bohui held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Puyi Bohui through the respective shareholder for any reason, he or she agreed to be bound by the contractual arrangements.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Puyi Bohui

Exclusive Option Agreement. Puyi Bohui and its shareholders have entered into an Exclusive Option Agreement with Puyi Consulting on September 6, 2018. Under the Exclusive Option Agreement, the Puyi Bohui shareholders irrevocably granted Puyi Consulting (or its designee) an irrevocable and exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Puyi Bohui. According to the Exclusive Option Agreement, the purchase price to be paid by Puyi Consulting to each shareholder of the Puyi Bohui will be the RMB10 or certain other amount permitted by applicable PRC Law at the time when such share transfer occurs. The Exclusive Option Agreement became effective on September 6, 2018 and will remain effective permanently.

In the opinion of ETR Law Firm, our PRC legal counsel, the contractual arrangements among Puyi Consulting, Puyi Bohui and its shareholders, are governed by PRC laws or regulations both currently and immediately after giving effect to this offering are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If the PRC government finds that the agreements that establish the structure for the operation of Puyi Bohui do not comply with PRC government restrictions on foreign investment in any of our businesses when we successfully acquire a license for privately raised fund manager, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to fund management business, or if these regulations or the interpretations of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

The VIE agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. For additional information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with our variable interest entity and its shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control.” Such arbitration provisions have no effect on the rights of our shareholders to pursue claims against us under U.S. federal securities laws.

Periodic Reporting and Audited Financial Statements

Puyi has registered its securities under the Securities Exchange Act of 1934 and has reporting obligations, including the requirement to file annual reports with the SEC. In accordance with the requirements of the Securities Exchange Act of 1934, Puyi’s annual report contains financial statements audited and reported on by Puyi’s independent registered public accounting firm.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements. In addition, we will not be required under the Exchange Act to file current reports with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

See “Item 4. Information on our Company — A. History and Development of the Company.”

D. Property and Equipment.

Our principal executive offices are located in leased office space at 42F, Pearl River Tower No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, which occupy approximately a total of 1,600 square meters. As of June 30, 2019, we have in aggregate 27 branches in Beijing, Zhongshan, Guangzhou, Foshan, Jinan, Shijiazhuang, Jiaxing, Chengdu, Shenyang, Dongguan, Tianjin, Xi’an, Nanjing, Fuzhou, Deyang, Kunming, Hefei, Nanning, Chongqing and Nanchang with an aggregate floor area of approximately 8,000 square meters. We consider these facilities to be suitable and adequate for current and anticipated management and operations of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts in this annual report on Form 20-F.

A. Operating Results

Overview

Puyi is the leading third-party wealth management services provider in China focusing on mass affluent and emerging middle class population. We derived and expect to continue to derive net revenues primarily from three business segments: wealth management services, corporate finance services and asset management services. Our largest business has been our wealth management services business. Under our wealth management services, we charge all financial product issuers distribution commissions calculated as a percentage of the amount of products distributed by us, and specifically, earn performance-based fees mainly from the issuers of certain privately raised fund products that we distribute. For the year ended June 30, 2019, we have strategically devoted more resources to publicly raised fund products especially FoF-type of packaged publicly raised fund products sold on a dollar-averaging basis1. As a result, for the year ended June 30, 2019, our total transaction value of publicly raised fund products (including asset management plans) distributed by us significantly increased to RMB 3.7 billion (US$ 0.5 billion) from RMB310.9 million for the year ended June 30, 2018 and our net revenues generated from publicly raised fund products (including asset management plans) significantly increased to RMB9.2 million (US$1.3 million) from RMB1.6 million from the year ended June 30, 2018. In addition, we provide corporate finance services and asset management services. We generate revenue from corporate finance services computed as a percentage of the amount financed for corporate borrowers. Under asset management services, we are entitled to management fees amounting to a percentage of capital committed and a performance-based fees based on the extent of which the fund’s investment performance exceeds a certain threshold at the end of the contract term. In addition, we have historically provided information technology services to financial service providers. We ceased such services for the year ended June 30, 2019. We also provided factoring services for the year ended June 30, 2019 through Shenzhen Baoying Factoring Co., Ltd. (深圳宝盈商业保理有限公司), a wholly-owned subsidiary.

Our net revenues increased from RMB165.8 million for the year ended June 30, 2018 and further to RMB203.2 million (US$29.6 million).Our net income decreased from RMB63.6 million for the year ended June 30, 2018 to RMB52.0 million (US$7.6 million), as a result of the significant increase in our general and administrative expenses as well as selling expenses, because we devoted significant capital resources in the office rental, staff costs and selling and marketing activities for the purpose to further expand our business.

[1]	Dollar-cost averaging is a strategy that allows an investor to buy the same dollar amount of an investment on regular intervals, which encourages long-term holding investment strategy.

Major Factors Affecting Our Results of Operations

We believe that the major factors affecting our results of operations include the following.

Operating Costs and Expenses

Our operating costs and expenses have a significant impact on our financial results. For the year ended June 30, 2019, the total operating costs and expenses as a percentage of our revenue increased to 72.4% from 62.1% for the year June 30, 2018. Such increase was primarily due to (i) a 69.7% increase in general and administrative expenses primarily due to increased staff costs for management team, office expenses in line with our business expansion and non-capitalized listing expenses in relation to our listing on the NASDAQ Global Market; (ii) a 48.4% increase in selling expenses due to increased selling and marketing effort of publicly raised fund products including packaged publicly raised fund products, recruitment of additional investment advisors for sales and premium training expenses to seed clients with greater marketing potential as of result of our seed client classification initiative; and (iii) a 7.9% increase in cost of sales due to the increase in the transaction value of our wealth management products that we distributed, which was partially offset by the decrease in fees and expenses paid to suppliers in relation to our IT service business due to the termination of such services. Additionally, we expect the continued expansion of our business operations, which would necessarily require us to hire additional personnel and expand our office space, to add to our overall expenses. Moreover, the cost associated with becoming a public company is expected to increase our cost level substantially.

Effectiveness of our seed client model

To expand our business more quickly and efficiently, we have developed a sales model by collaborating with seed clients — existing clients who believe in our service capabilities — to actively market our products or services on social media platforms to their family, friends and acquaintances. As of June 30, 2017, 2018 and 2019, the number of our seed clients increased from approximately 25,200 to 35,000 and further to 49,000. Approximately 99% of our total sales from wealth management services for the year ended June 30, 2019 were generated by our seed clients. Therefore, the number of our seed clients and their ability to attract more potential clients are vital to the expansion of our business. Historically, we defined seed clients who brought in at least one new registered user of our apps or one new client during any given period as active seed clients in that same period. From the year ended June 30, 2019, we have raised the standard to better manage and monitor sales performance of our seed clients. Currently, active seed clients in a given period refer to seed clients who have brought in at least one client with transaction balance as of the end of such period or conducting new transaction(s) during the same period. For the year ended June 30, 2019, we had 35,464 active seed clients under the new standard, accounting for 72.6% of the total seed clients for the same period.

We believe that the number of seed clients, the number of active seed clients and the number of new clients brought in by seed clients are, and will continue to be, a key factor affecting our revenue growth. The number of new clients we may develop is affected by the breadth of our coverage network (including seed clients and branch offices) and the support services we provide to clients including seed clients for their marketing and recommendation effort. As we continue to expand our coverage network, and we have initiated classification of seed clients to provide optimized support services and premium trainings to elite seed clients and independent financial advisors with greater marketing potential, we will increase our capacity and capability to solidify seed client base and to cultivate and serve new clients, which may result in an increase in the number of seed clients and new clients introduced by them.

Business Mix

Other than the wealth management services we provided since our inception, we commenced corporate finance services in January 2017 and asset management services in April 2018. Our revenue, net profit, profit margins and other aspects of our results of operations are affected by the level of success we experience in each of the businesses we operate:

●	Wealth management services. The composition and level of revenues that we derive from wealth management services are affected by the type of products we distribute, as the product type determines the fee rates of one-time commissions we can receive from the wealth management products we distribute. Our products distributed under our wealth management services can be broadly categorized into (i) products distributed online that mainly consists of publicly raised fund products and exchange administered products; and (ii) products distributed offline which are privately raised fund products. In line with the changing regulatory environment directed by the 2018 Guidelines, and the continuing shift of investment focus from real properties to market-based wealth management products among Chinese population with investable assets, we have optimized our product portfolio and have become more focused on truly market-oriented fund products from the year ended June 30, 2019.

●	Corporate finance services. Under our corporate finance services business, we provide financing services to corporate borrowers primarily in supply chain finance and other industries that are not susceptible to cyclical fluctuations, including product structure design, introduction of potential investors, compliance and risk management services. As we charge service fees equal to a percentage of total fund raised by taking into account of complexity of financing needs and designed structure, our revenue from corporate finance services depends on the transaction volume and may fluctuate among periods. Our net revenues generated from corporate finance services decreased by 54.3% to RMB6.3 million (US$0.9 million) for the year ended June 30, 2019 from RMB13.7 million for the year ended June 30, 2018, as we have devoted more resources in our wealth management services, and we adopted a prudent and conservative strategy to select corporate borrowers in light of the increasing credit risks of financing market in China.

●	Asset management services. As of June 30, 2019, we had six funds under management with AUM totaled RMB687.1 million (US$100.1 million), including three additional funds under our management in the year ended June 30, 2019. The net revenues generating from asset management services significantly increased to RMB2.8 million (US$0.4 million) for the year ended June 30, 2019 from RMB103,000 for the year ended June 30, 2018. Therefore, we estimate that our revenue from asset management services, as a percentage of total net revenue, to increase in the future.

●	Information technology services and others. Historically, we provided information technology services to third parties through our VIE, Puyi Bohui and charged our clients a one-time service fee. Since 2018, we gradually transitioned Puyi Bohui's IT services to focus on meeting our internal needs. As a result, our net revenues generated from information technology services decreased from RMB11.6 million for the year ended June 30, 2018 to nil for the year ended June 30, 2019, and we no longer incurred cost of sales in relation to purchases of IT services from external suppliers from the year ended June 30, 2019. In addition, we generated revenue from factoring services in the year ended June 30, 2019 through Shenzhen Baoying Factoring Co., Ltd. (深圳宝盈商业保理有限公司), a wholly-owned subsidiary.

Product Mix

Our largest business line is wealth management services, and a significant change in the composition of the type of funds we distribute will affect our revenue, cost of sales and gross margin.

●	Privately raised fund products. A significant majority of our wealth management services revenue is derived from wealth management products distributed offline, i.e., privately raised fund products. Currently in China, a product provider (i.e. a fund manager) of privately raised fund products is required to identify the sales model of its fund products as under either a direct sales model or distributions on a commission basis model at the time of filing details of the relevant fund product with the AMAC. The sale model chosen determines our fee structure. Under the direct sales model, fund managers bear all the costs and expenses in connection with the fund product distribution including the commissions paid to our seed clients. Accordingly, the revenue we generate from funds under direct sales are net of commission. For these funds, we recognize the distribution commission fees and performance-based fees we receive from fund managers as revenue, and no commissions are paid to seed clients by us or were recognized as cost of sales. In contrast, distributions on a commission basis refers to a gross commission model, where we are responsible for the commissions paid to seed clients. For gross-commission based funds, we recognize distribution commission fees and performance-based fees we receive as revenue for these funds and recognize the commissions paid to seed clients as cost of sales. Our net revenues from the privately raised fund products, increased to RMB149.6 million (US$21.8 million) for the year ended June 30, 2019 from RMB88.8 million for the year ended June 30, 2018. Such increase was primarily due to the increase in net revenues from gross commission based funds, which in turn due to (i) a 36.6% increase in the transaction value of gross commission based funds; and (ii) a RMB33.3 million (US$4.9 million) increase in performance-based fees recognized from the gross commission based funds. In addition, although the transaction value of net commission based fund products decreased by 13.9% from the year ended June 30, 2018 to the year ended June 30, 2019, the net revenues from such products increased by 11.7% due to increase in distribution commission rates.

●	Publicly raised fund products. From the year ended June 30, 2019, we have strategically devoted more resources to publicly raised fund products including developing and distributing FoF-type of packaged publicly raised fund products. As a result, for the year ended June 30, 2019, our total transaction value of publicly raised fund products (including asset management plans) distributed by us significantly increased to RMB 3.7 billion (US$ 0.5 billion) from RMB310.9 million for the year ended June 30, and our net revenues generated from publicly raised fund products (including asset management plans) significantly increased to RMB9.2 million (US$1.3 million) from RMB1.6 million from the year ended June 30, 2018. We expect increasing clients would purchase such products due to relaxed subscription requirements compared with privately raised fund products, and FoF-type of packaged products on a dollar-averaging basis would become a key product type to us in light of the low risk and positive return over a long-term holding period. As a result, we expect that net revenues from distribution of fund products, in terms of absolute amount and a percentage of net revenues from wealth management services, would continue to increase in the future.

●	Exchange administered products. We also distribute exchange administered products online. For the year ended June 30, 2019, the net revenues from distribution of exchange administered products decreased by 31.5% from the year ended June 30, 2018, because the transaction value of exchange administered products we distributed decreased by 50.7%. The decrease in transaction value was because we have become more focused on truly-market fund products, and the relevant exchanges set up qualification requirements on purchasers, including minimum investment amounts.

Key Components of Results of Operations

Net Revenues

Our net revenues are total revenues net of business taxes and related surcharges. For the year ended June 30, 2019, we generated revenue primarily from (i) wealth management services, (ii) corporate finance services, (iii) asset management services, and (iv) information technology services and others. The table below sets forth the components of our net revenues for the period indicated.

	For the year ended June 30,
	2018		2019
	RMB	%	RMB	%	US$
	(in thousands, except for %)
Wealth management	140,403	84.7	193,082	95.0	28,126
Corporate financing	13,710	8.2	6,271	3.1	913
Asset management	103	0.1	2767	1.4	403
Information technology and others	11,595	7.0	1,111	0.5	162
Total net revenues	165,811	100.0	203,231	100.0	29,604

Wealth Management Services

By revenue type

A majority of our net revenues from wealth management services are commissions paid by wealth management product providers. Upon establishment of a financial product, we charge a distribution commission fee against the issuer by multiplying a pre-agreed annualized charge rate with the amount of products distributed through our online platform or offline sales network, prorated by the actual period length of the product. In addition, we receive performance-based fee income mainly for the privately raised funds we distribute, and to a lesser extent, subscription fees for our FoF products. Performance-based fees are calculated based on the extent by which the fund’s investment performance exceeds a certain threshold at the end of the contract term. Performance-based fees are typically calculated and recognized at the end of each contract term when the cumulative return of the fund can be determined, and is not subject to clawback provision. For the year ended June 30, 2019, our performance-based fees significantly increased to RMB46.9 million (US$6.8 million) from RMB13.6 million for the year ended June 30, 2018, primarily due to certain privately raised fund products we distributed exited investment and received positive returns in the year ended June 30, 2019.

The following table sets forth the components of our revenue from wealth management services by fee type for the period indicated.

	For the year ended June 30,
	2018		2019
	RMB	%	RMB	%	US$
	(in thousands, except for %)
Distribution commissions	126,843	90.3	146,207	75.7	21,298
Performance-based fees	13,560	9.7	46,875	24.3	6,828
Total net revenues	140,403	100.0	193,082	100.0	28,126

By product type

Products distributed online

Our wealth management products distributed online include publicly raised fund products and exchange administered products. See “Item 4. Information on Our Company — B. Business Overview — Our Services — Products Distributed Online”. From the year ended June 30, 2019, we have strategically devote resources to publicly raised fund products and have begun to develop and distribute packaged publicly raised fund products. As a result, the transaction value of public raised fund products distributed significantly increased compared with the year ended June 30, 2018.

Products distributed offline - net commission model vs. gross commission model

All of our wealth management products distributed offline through our branch network are privately raised fund products. Currently in China, a privately raised fund products provider is required to identify its fund products as under either a direct sales model or distribution on a commission based model at the time of filing details of the relevant fund products with the AMAC, which in turn determines the fee structure of privately raised funds distributed by us as either on a net-commission basis or a gross commission basis. Under the net commission model, the commissions paid to our seed clients are borne by providers of the fund products. For these funds, we recognize the distribution commission fees and performance-based fees we receive as revenue, and no commissions are paid to seed clients by us or recognized as cost of sales. In contrast, under the gross commission model, we are responsible for the commissions paid to seed clients. We recognize distribution commission fees and performance-based fees we receive as revenue for these funds and recognize the commissions paid to seed clients as cost of sales.

The following table sets forth the breakdown of revenue from wealth management services by product distributed for the periods indicated.

	For the year ended June 30,
	2018		2019		2019
	RMB	%	RMB	%	US$
	(in thousands, except for %)
Wealth management products distributed online
Publicly raised fund products(1)	1,585	1.1	9,162	4.7	1,335
Exchange administered products	50,056	35.7	34,297	17.8	4,996
Subtotal	51,641	36.8	43,459	22.5	6,331
Wealth management products distributed offline
Net commission based funds	51,866	36.9	57,959	30.0	8,443
- Distribution commission	51,866	36.9	57,959	30.0	8,443
- Performance-based fees	-	-	-	-	-
Gross commission based funds	36,896	26.3	91,664	47.5	13,352
- Distribution commission	23,336	16.7	44,789	23.2	6,524
- Performance-based fees	13,560	9.6	46,875	24.3	6,828
Subtotal	88,762	63.2	149,623	77.5	21,795
Total	140,403	100.0	193,082	100.0	28,126

(1)	Included asset management plans which are fund products issued by securities firms. For the years ended June 30, 2018 and 2019, the net revenue generated from distribution of such products amounted to RMB0.5 million and RMB2.2 million (US$0.3 million), respectively.

The following table sets forth the transaction value of the different product categories under our wealth management services for the period indicated.

	For the year ended June 30,
	2018		2019		2019
	RMB	%	RMB	%	US$
	(in thousands, except for %)
Wealth management products distributed online
Publicly raised fund products(1)	310,892	5.2	3,683,193	43.8	536,518
Exchange administered products	1,919,486	31.8	946,620	11.2	137,890
Subtotal	2,230,378	37.0	4,629,813	55.0	674,408
Wealth management products distributed offline
Net commission based funds	2,778,480	46.1	2,392,310	28.5	348,479
Gross commission based funds	1,018,010	16.9	1,390,930	16.5	202,612
Subtotal	3,796,490	63.0	3,783,240	45.0	551,091
Total	6,026,868	100.0	8,413,053	100.0	1,225,499

(1)	Included asset management plans which are fund products issued by securities firms. For the years ended June 30, 2018 and 2019, the transaction value of asset management plans we distributed amounted to RMB53.6 million and RMB384.4 million (US$56.0 million)

Corporate Finance Services

Since January 2017, we have provided corporate finance services by assisting corporate borrowers in their fund raising efforts. Our corporate finance fee charged is generally a percentage of total fund raised by taking into account the complexity of financing needs and product structure. To date, major corporate borrowers we served are supply chain financing service providers focusing on providing bridge loans to homeowners, which are not susceptible to cyclical fluctuations. For a description of the services we provided, see “Item 4. Information on our Company — B. Business Overview — Our Services — Corporate Finance Services”.

Asset Management Services

Revenue under asset management services represents the management fees and carried interest from the funds that we manage. (The subscription fees we collect for the funds we manage are recorded as revenue under wealth management services. See “Item 4. Information on our Company — B. Business Overview — Our Services — Wealth Management Services”.) We currently manage four FoFs and two NPL funds. See “Item 4. Information on the Company — B. Business Overview — Our Services — Asset Management Services”. As we plan to continue launching a number of new FoFs and NPL funds in the future, we expect that we will generate an increasing proportion of our revenue from asset management service business.

Information Technology and other Services

Historically, we collected services fees from the information technology services we provided through Puyi Bohui. The services fees were calculated based on the expected labor cost, project management services fee and a certain percentage of gross profit. Revenue from such services was recognized according to completion percentage plus total contract amount. Since 2018, we gradually transitioned Puyi Bohui's IT services to focus on meeting our internal needs. As a result, our net revenues generated from information technology services decreased from RMB11.6 million for the year ended June 30, 2018 to nil for the year ended June 30, 2019, and we no longer incurred cost of sales in relation to purchases of IT services from external suppliers from the year ended June 30, 2019. In addition, we generated revenue of RMB1.1 million (US$160,000) from factoring services in the year ended June 30, 2019 through Shenzhen Baoying Factoring Co., Ltd. (深圳宝盈商业保理有限公司), a wholly-owned subsidiary.

Operating Costs and Expenses

Our operating costs and expenses consist of (i) cost of sales, (ii) selling expenses, and (iii) general and administrative expenses. The following table sets forth the components of our operating costs and expenses for the period indicated.

	For the year ended June 30,
	2018		2019		2019
	RMB	%	RMB	%	US$
	(in thousands, except for %)
Cost of sales	28,825	27.9	31,092	21.1	4,529
Selling expenses	45,470	44.3	67,487	45.9	9,831
General and administrative	28,623	27.8	48,572	33.0	7,075
Total operating costs and expenses	102,918	100.0	147,151	100.0	21,435

Cost of Sales

Our cost of sales primarily consisted of (i) commissions paid to third parties (including our seed clients) on the gross-commission based funds we distribute (all of which are privately raised fund products) as well as on wealth management products distributed online; (ii) payment processing fees paid to third-parties payment platforms; and (iii) others (primarily consisting of fees and expenses paid to IT suppliers in relation to our IT infrastructure, and for the year ended June 30, 2018, in relation to our IT services).

The following table sets forth the components of our cost of sales for the period indicated.

	For the year ended June 30,
	2018		2019		2019
	RMB	%	RMB	%	US$
	(in thousands, except for %)
Commission cost
Wealth management products distributed online	8,724	30.3	7,255	23.3	1,057
Gross-commission-based funds	10,099	35.0	21,129	68.0	3,078
Subtotal	18,823	65.3	28,384	91.3	4,135
Payment processing fees	3,343	11.6	1,518	4.9	221
Others	6,659	23.1	1,190	3.8	173
Total cost of sales	28,825	100.0	31,092	100.0	4,529

Selling Expenses

Selling expenses primarily consist of salaries and benefits of our investment advisors and other sales and marketing employees as well as marketing expenses for sales conferences and other promotional activities. We expect our selling expenses to increase in the near future as we intend to hire more investment advisors to support the expansion of our business, including our elite seed clients and independent financial advisors.

General and Administrative Expenses

General and administrative expenses primarily consist of (i) salaries and benefits related to our management and administrative employees, (ii) office expenses, (iii) traveling expenses and (iv) amortization of our intangible assets such as software. We expect our general and administrative expenses to continue to increase in absolute terms as our business expands.

Other income

Our other income primarily consists of (i) our investment income from wealth management products we purchased, (ii) interest income from commercial acceptance notes we started to purchase from May 2018, (iii) interest income from wealth management products we purchased; (iii) interest expenses in relation to a loan from a related party, which has been repaid in December 2018; and (iv) others including grants from local government as incentives for high technology companies.

Income before income taxes

As a result of the foregoing, we have income before income taxes of RMB71.9 million and RMB61.4 million (US$8.9 million) for the year ended June 30, 2018 and June 30, 2019, respectively.

Income Tax Expense

The Cayman Islands

Puyi Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, our company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

Our subsidiary incorporated in the BVI is not subject to taxation.

Hong Kong

Under the relevant tax laws and regulations of Hong Kong, Puyi HK is subject to income taxes in Hong Kong at the applicable tax rate on taxable income. Before March 21, 2018, Puyi HK was subject to a corporate income tax rate of 16.5%. After March 21, 2019, Hong Kong profit tax rate is 8.25% on assessable profits up to HK$2 million, or 16.5% on any part of assessable profits over HK$2 million. As Puyi HK did not generate any assessable profits arising or derived from Hong Kong for the years ended June 30, 2018 and 2019, no provision for Hong Kong profits tax has been made in these two fiscal years.

PRC

The Group’s PRC subsidiary and VIEs incorporated in PRC are subject to Income Tax in the PRC. Pursuant to the relevant laws and regulations in the PRC, Puyi Bohui is regarded as an accredited software company and a qualified High and New Technology Enterprise (“HNTE”), and thus enjoys preferential tax treatments, including being exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Puyi Bohui, tax year 2015 was the first profit-making year and accordingly, Puyi Bohui has made a 12.5% tax provision for its profits from January 1, 2017. Shenzhen Puyi Zhongxiang Information Technology Co., Ltd. is qualified for Shenzhen Qianhai modern services cooperation district entity tax preference and is subject to an income tax rate for 15%. Chongqing Fengyi is qualified for west development taxation preference and is subject to an income tax rate for 15%. Our WFOE and other subsidiaries of our VIE are subject to a standard 25% EIT.

Critical Accounting Policies

Our consolidated financial statements include the financial statements of our Company, all our majority-owned subsidiaries and those VIEs of which we are the primary beneficiary, from the dates they were acquired or incorporated. We prepare consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Pursuant to the JOBS Act, as an emerging growth company, we can elect to opt out of the extended transition period for adopting any new or revised accounting standards. We have elected to opt in to such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can delay the adoption of the new or revised standard until private companies adopt the new or revised standard. This may make it difficult or impossible to compare our financial statements with any other public company that is either not an emerging growth company, or that is an emerging growth company that has opted out of using the extended transition period, because of the potential differences in accounting standards used.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Basis of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the financial statements of all our subsidiaries and our VIEs. All transactions and balances between our company, our subsidiaries and our VIEs have been eliminated upon consolidation.

Accounts receivable, other receivables, and amount due from related parties, net

Accounts receivable, other receivables and amount due from related parties are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable, other receivables and due from related parties. We determine the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We did not have any off-balance-sheet credit exposure relating to our customers, suppliers or others. For the years ended June 30, 2018 and 2019, we did not record any allowances for doubtful accounts against our accounts receivable, other receivables and amount due from related parties nor did it charge off any such amounts, respectively.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the consolidated statements of operations and comprehensive income (loss) for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the years ended June 30, 2018 and 2019.

Income taxes

We follow the guidance of ASC Topic 740 “Income taxes” and uses liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of income and comprehensive income in the period that includes the enactment date.

Fair value of financial instruments

We record certain of our financial assets and liabilities at fair value on a recurring basis. Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of our financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, short-term held-to-maturity investments, commercial acceptance notes, other receivables, short-term loans receivable, commission payable and other payables, investors’ deposit, amounts due from and due to related parties, and income taxes payables and other tax liabilities, approximate their fair values due to the short term nature of these instruments.

Uncertain tax positions

We follow the guidance of ASC Topic 740 “Income taxes”, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Topic also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. We recognize interest on non-payment of income taxes and penalties associated with tax positions when a tax position does not meet more likely than not thresholds be sustained under examination. The tax returns of our PRC subsidiaries and VIEs are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. During the years ended June 30, 2018 and 2019, we recognized nil and RMB600,000 of provisions on our uncertain tax positions as a result our analysis over transfer pricing. We recognize the provisions and any interest and penalties within the income tax expense line item in the accompanying Consolidated Statements of Income. The accrued provisions and any related interest and penalties balances are included in the other tax liabilities line in the Consolidated Balance Sheet. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months.

Revenue recognition

On July 1, 2018, we adopted ASC 606 “Revenue from Contracts with Customers”, applying the modified retrospective method. The adoption didn’t result in a material adjustment to our accumulated deficit as of July 1, 2018. Accordingly, revenue for the fiscal year ended June 30, 2019 was presented under ASC 606, while comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

We generate revenues mainly from wealth management, corporate financing and asset management. The revenues are accounted for as contracts with customers. Under the guidance for contracts with customers, we are required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) we satisfy its performance obligations. In determining the transaction price, we have included variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. Revenues are recorded net of sales related taxes and surcharges.

Wealth Management

Revenue from wealth management mainly includes distribution commissions and performance-based fees, in a typical arrangement in which we serve as distributor.

Distribution commissions

Distribution commissions are primarily generated from 1) online distributions of financial products, which include publicly raised fund products and other financial products (mostly exchange administered products) and 2) offline distribution of privately-raised fund products. We enter into distribution agreements with financial product issuers which specify the key terms and conditions of the arrangement. Such agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges.

For privately raised funds in the lockup period and part of exchange administrative financial products, upon establishment of a financial product, we charge a one-time distribution commission fee against the issuer by multiplying a pre-agreed annualized charge rate with the amount of products distributed through either online platform or offline sales network, prorated by the actual period length of the product. We define the “establishment of a financial product" for its revenue recognition purpose at the time when both of the following two criteria are met: (1) the product purchaser (the “investor”) has entered into a purchase or subscription contract with the relevant product issuer and the investor has transferred the subscription fund to an escrow account designated by the product issuer and (2) the product issuer has issued a formal notice to confirm the establishment of a financial product.

For privately raised funds after lockup period and part of exchange administrative financial products, because the amount of investment in the financial products is variable every day, the commission revenue is recognized as a percentage of the net asset value of the total investment in the financial products, calculated daily.

Performance-based distribution fees

Performance-based distribution fees are contributed by the offline distributed privately raised fund products.

We earn performance-based distribution fees from the issuers of the privately raised fund products, which are dependent on the extent by which the fund’s investment performance exceeds a certain threshold at the end of the contract term. Such performance-based fee is typically recognized and distributed at a point of time, usually at the end of the contract term when the cumulative return of the fund can be determined, and is not subject to clawback provisions.

Corporate financing

We provide comprehensive financing solutions to corporate borrowers, including reference of sources and channels of funding. The contract between the borrower and we clearly state the financing amount, the agreed financing days, and the annualized charge rate. Although the performance obligation is fulfilled when borrower receives the funding, there is a variable consideration that the amount of advisory fee will be reduced if the borrower returns the loan in advance which is clearly stated in the clause of the contract. Therefore the revenue is calculated by multiplying the annualized charge rate with the financing amount and recognized at a straight-line over the actual service period.

Asset management

Revenue from asset management service mainly includes management fees and performance-based fees, in a typical arrangement in which we serve as fund manager.

Management fees

Revenue from asset management, includes management fee from the privately-raised funds managed by us. Management fees are recognized in the period during which the related services are performed in accordance with the contractual terms of the fund agreements from the established date to the terminated date of the funds. Management fees earned from certain investment funds are based upon range up to 2% of capital committed. By unanimous consent among the fund manager, investors and the trustee, the fund could be terminated earlier than the contract period, and the remaining portion of unamortized management fee shall be returned to the investors.

Performance-based fees

We are entitled to a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold at the end of the contract term. Such performance-based fee is typically calculated and recognized at the end of the contract term when the cumulative return of the fund can be determined, and is not subject to clawback provisions.

Information technology and others

In the year ended June 30, 2018, information technology and others mainly represents revenue from the technological support and system development services provided to third parties. The services contract pricing is based on the expected labor cost, project management services fee plus a certain percentage of gross profit. Revenue is recognized according to completion percentage and total contract amount upon the acceptance of the services confirmed by the customers. Since 2018, we gradually transitioned Puyi Bohui's IT services to focus on meeting our internal needs. As a result, we did not generate revenue from such services for the year ended June 30, 2019.

In the year ended June 30, 2019, there is other income of RMB1.0 million which is interest income from factoring business, and it is recognized over factoring period.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of results that may be expected for any further period.

	For the year ended June 30,
	2018		2019		2019
	RMB	%	RMB	%	US$
	(in thousands, except for %)
Net revenues	165,811	100.0	203,231	100.0	29,604
Total operating costs and expenses	(102,918)	(62.1)	(147,151)	(72.4)	(21,435)
Income from operations	62,893	37.9	56,080	27.6	8,169
Other income, net:	8,985	5.4	5,339	2.6	778
Income before income taxes	71,878	43.3	61,419	30.2	8,947
Income tax expense	(8,261)	(5.0)	(9,396)	(4.6)	(1,369)
Net income	63,617	38.3	52,023	25.6	7,578
less: net income (loss) attributable to non-controlling interests	(979)	(0.6)	(1,508)	(0.7)	(220)
Net income attributable to our shareholders	64,596	38.9	53,531	26.3	7,798

Year Ended June 30, 2019 Compared to Year Ended June 30, 2018

Net Revenues

Our net revenues increased by RMB37.4 million, or 22.6%, from RMB165.8 million for the year ended June 30, 2017 to RMB203.2 million (US$29.6 million) for the year ended June 30, 2019.

Wealth management services

Net revenues from wealth management services increased by RMB52.7 million, or 37.5%, from RMB140.4 million for the year ended June 30, 2018 to RMB193.1 million (US$28.1 million).

●	Products distributed offline. Our revenue from wealth management products distributed offline increased by RMB60.8 million, or 68.6%, from RMB88.8 million for the year ended June 30, 2018 to RMB149.6 million (US$21.8 million), primarily due to the increase in net revenues from gross commission based funds, which in turn due to (i) a 36.6% increase in the transaction value of gross commission based funds; and (ii) a RMB33.3 million (US$4.9 million) increase in performance-based fees recognized from the gross commission based funds. In addition, although the transaction value of net commission based fund products decreased by 13.9% from the year ended June 30, 2018 to the year ended June 30, 2019, the net revenues from such products increased by 11.7% due to increase in distribution commission rates.

●	Products distributed online. Our net revenues from wealth management products distributed online decreased by RMB8.1 million, or 15.8%, from RMB51.6 million for the year ended June 30, 2018 to RMB43.5 million (US$6.3 million), primarily due to a decrease in our commissions from exchange administered products as a result of a significant decrease in the transaction value of such products. Such decrease, in turn, was because we have become more focused on truly-market fund products, and the relevant exchanges set up qualification requirements on purchasers, including minimum investment amounts. The decrease in our commissions from exchange administered products was partially offset by a significant increase of commissions generated from distribution of publicly raised fund products including FoF-type packaged products, as we strategically devoted more resources to publicly raised fund products from the year ended June 30, 2019. See “Item 4. Information on Our Company — B. Business Overview — Our Services — Products Distributed Online”.

Corporate finance services

Our net revenues generated from corporate finance services decreased by 54.3% to RMB6.3 million (US$0.9 million) for the year ended June 30, 2019 from RMB13.7 million for the year ended June 30, 2018, as we have devoted more resources in our wealth management services, and we adopted a prudent and conservative strategy to select corporate borrowers In light of the increasing credit risks of financing market in China.

Asset management services

We commenced our asset management services by launching two FoFs in April 2018. As of June 30, 2019, we had six funds under management with AUM totaled RMB687.1 million (US$100.1 million), including three additional funds under our management in the year ended June 30, 2019. As a result, net revenues generating from asset management services significantly increased to RMB2.8 million (US$0.4 million) for the year ended June 30, 2019 from RMB103,000 for the year ended June 30, 2018.

Information technology services and others

Since 2018, we gradually transitioned Puyi Bohui's IT services to focus on meeting our internal needs. As a result, our net revenues generated from information technology services decreased from RMB11.6 million for the year ended June 30, 2018 to nil for the year ended June 30, 2019, and we no longer incurred cost of sales in relation to purchases of IT services from external suppliers from the year ended June 30, 2019. In addition, we generated revenue of RMB1.1 million (US$160,000) from factoring services in the year ended June 30, 2019 through Shenzhen Baoying Factoring Co., Ltd. (深圳宝盈商业保理有限公司), a wholly-owned subsidiary.

Operating Costs and Expenses

Our total operating costs and expenses increased by RMB44.3 million, or 43.0%, from RMB102.9 million for the year ended June 30, 2018 to RMB147.2 million (US$21.4 million) for the year ended June 30, 2019.

Our cost of sales increased by RMB2.3 million, or 7.9%, from RMB28.8 million for the year ended June 30, 2018 to RMB31.1 million (US$5.0 million) for the year ended June 30, 2019, primarily due to a RMB11.0 million increase in our commission cost from offline distributed wealth management products as an increasing proportion of our privately-raised fund products were on a gross-commission basis as opposed to a net-commission basis, and we recognize the commissions to our seed clients under the gross commission based funds as cost of sales. Such increase was partially offset by (i) the decrease in payment to third-party IT service suppliers as we ceased the IT services for the year ended June 30, 2019; and (ii) the significant decrease in the commissions paid to third parties in connection with exchange administered products due to the significant decrease in the transaction value of such products for the year ended June 30, 2019. Due to termination of our IT services, our cost of sales as a percentage of net revenues decreased from 17.4% for the year ended June 30, 2018 to 15.3% for the year ended June 30, 2019, and our gross profit margin (calculated as the difference between net revenues and the cost of sales divided by the net revenues) slightly increased from 82.6% for the year ended June 30, 2018 to 84.7% for the year ended June 30, 2019.

Our selling expenses increased by RMB22.0 million, or 48.4% from RMB45.5 million for the year ended June 30, 2018 to RMB67.5 million (US$9.8 million), primarily due to (i) increased selling and marketing effort of publicly raised fund products including packaged publicly raised fund products; (ii) an increase in the number of investment advisors for sales and premium training expenses to seed clients with greater marketing potential as a result of our seed client classification initiative. Our selling expenses as a percentage of net revenues was 27.4% for the year ended June 30, 2018 and 33.2% for the year ended June 30, 2019, respectively.

Our general and administrative expenses increased by RMB20.0 million or 69.7%, from RMB28.6 million for the year ended June 30, 2018 to RMB48.6 million (US$7.1 million) as of June 30, 2019, primarily due to (i) an increase in the number of staff costs for management team; (ii) an increase in rental cost for our office premises and other office expenses as a result of our business expansion; and (iii) non-capitalized listing expenses in relation to our listing on the NASDAQ Global Market. Our general and administrative expenses as a percentage of net revenues was 17.3% for the year ended June 30, 2018 and 23.9% for the year ended June 30, 2019.

Investment Income

Our investment income decreased significantly from RMB5.1 million for the year ended June 30, 2018 to RMB172,000 (US$25,000) for the year ended June 30, 2019, primarily due to a decrease in our purchases of fixed income products and a decrease in investment returns from our purchased products.

Interest Income

Our interest income increased by 63.6% from RMB3.6 million for the year ended June 30, 2018 to RMB6.0 million (US$0.9 million) for the year ended June 30, 2019, primarily due to (i) endorsement of commercial acceptance notes we started to purchase from May 2018; and (ii) an increase in interest income from our bank deposits and short-term, highly liquid wealth management products we purchased.

Interest Expenses

We incurred an interest expense of RMB1.0 million (US$153,000) for the year ended June 30, 2019, which was primarily in relation to a short-term loan with a principal amount of RMB50.0 million from a related party. The amounts are unsecured, bearing interest at 8.5% per annum. The loan has been fully repaid as of December, 2018.

Income Tax Expense

Income tax expense increased by 13.7% from RMB8.3 million for the year ended June 30, 2018 to RMB9.4 million (US$1.4 million) for the year ended June 30, 2019, primarily because (i) we used tax losses to offset profits for taxation purpose and such tax losses were higher in the year ended June 30, 2018; (ii) certain subsidiaries were subject to higher tax rates in the year ended June 30, 2019; and (iii) we made provisions for certain deferred tax assets in the year ended 30, 2019 and therefore increased our income expenses. As a result of aforementioned reasons, our effective tax rate increased from 11.5% for the year ended June 30, 2018 to 15.3 % for the year ended June 30, 2019.

Net Income

As a result of the foregoing, our net income decreased by RMB11.6 million, or 18.2% from RMB63.6 million for the year ended June 30, 2018 to RMB52.0 million (US$7.6 million) for the year ended June 30, 2019.

Discussion of Key Balance Sheet Items

The following table sets forth selected information from our combined statement of financial position as of June 30, 2018 and 2019. This information should be read together with our combined financial statements and related notes included elsewhere in this prospectus.

	As of June 30,
	2018	2019	2019
	RMB	RMB	US$
	(in thousands)
ASSETS:
Current assets:
Cash and cash equivalents	103,228	378,445	55,127
Restricted cash	8,772	51,823	7,549
Accounts receivable, net	30,757	27,767	4,045
Short term investments	5,010	2,000	291
Commercial acceptance notes	10,642	-	-
Other receivables	5,729	6,499	947
Short-term loans receivable	50,356	-	-
Amount due from related parties	80	590	86
Total current assets	214,574	467,124	68,045

Long-term investments	5,000	2,000	291
Property and equipment, net	890	4,026	586
Intangible assets, net	700	733	107
Long-term prepayments	461	393	57
Deferred tax assets	4,241	5,133	748
Total assets	225,866	479,409	69,834
LIABILITIES:
Current liabilities:
Accounts payable	3,677	5,873	855
Investors’ deposit	8,772	51,823	7,549
Other payables and accrued expenses	6,129	8,657	1,261
Due to shareholder for acquisition of subsidiaries	2,116	-	-
Income taxes payable	2,820	-	-
Other tax liabilities	8,700	9,300	1,355
Advance receipts	-	180	26
Total current liabilities	32,214	75,833	11,046
Total liabilities	32,214	75,833	11,046

Restricted Cash

Restricted cash were mainly uninvested cash balances of our clients after purchasing privately raised fund products, which were temporarily deposited in our bank account. These cash balances were under the custody and supervision of the designated financial institution as required by CSRC, for the purpose of preventing abusive use of investors’ funds. Our restricted cash amounted RMB8.8 million as of June 30, 2018 and RMB51.8 million (US$7.5 million) as of June 30, 2019, reflecting the uninvested balance level as of each fiscal year end.

Short-term Loans Receivable

Our short-term loans receivable primarily consisted of a loan of RMB50.0 million to a real estate development company for one year from June 5, 2018 to June 4, 2019, with an annual interest of 10%. In July 2018, such loan was fully repaid. As a result, our short-term loan receivable decreased from RMB50.4 million as of June 30, 2018 to nil as of June 30, 2019.

Commercial Acceptance Notes

On May 18, 2018, we purchased commercial acceptance notes with a principal amount of RMB11.4 million at an annual discount rate of 8.50%. The carried amount of such notes decrease from RMB10.6 million as of June 30, 2018 to nil as of June 30, 2019 because all the commercial acceptance notes have been fully paid upon our request in the year ended June 30, 2019.

Accounts receivable, net

Accounts receivable primarily relate to the amount that we earned from our wealth management services and asset management services. Our accounts receivable decreased by RMB3.0 million, or 9.7% from RMB30.8 million as of June 30, 2018 to RMB27.8 million (US$4.0 million) as of June 30, 2019, primarily due to a decrease in the commissions receivable from our products providers, which in turn reflected the payment schedule of our contracts with them.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our operating activities and proceeds from issuance and sales of ADSs in our initial public offering. As of June 30, 2018, we had cash and cash equivalents of RMB103.2 million. In March 2019, we completed our initial public offering of 4,292,276 ADSs, representing 6,438,414 ordinary shares, resulting in net proceeds to us of approximately RMB153.3 million (US$22.4 million). As of June 30, 2019, we had cash and cash equivalents of RMB378.4 million (US$55.1 million). As of the same date, we had no bank borrowings.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible loans would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our consolidated variable interest entity, we only have access to cash balances or future earnings of our consolidated variable interest entity through our contractual arrangements with our variable interest entity. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with our variable interest entity and its shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control”. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure” below.

As a Cayman exempted and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiary in China may provide Renminbi funding to our consolidated VIE only through entrusted loans. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offering cash we may have to make loans to our PRC subsidiary and variable interest entity or to make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

	For the year ended June 30,
	2018	2019	2019
	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities:	44,916	98,040	14,281
Net cash provided by investing activities	10,047	62,539	9,110
Net cash provided by financing activities	—	155,262	22,616
Net increase in cash and cash equivalents, and restricted cash	54,963	315,841	46,007
Cash and cash equivalents and restricted cash at beginning of year	57,037	112,000	16,315
Effect of exchange rate changes on cash and cash equivalents	—	2,427	354
Cash and, cash equivalents and restricted cash at end of year	112,000	430,268	62,676

Operating Activities

Net cash generated from operating activities for the year ended June 30, 2019 was RMB98.0 million (US$14.3 million). This reflected the net income of RMB52.0 million (US$7.6 million), as adjusted for non-cash and non-operating items, primarily including (i) net foreign exchange gains of RMB2.4 million (US$352,000), (ii) interest income of RMB1.0 million (US$153,000), (iii) depreciation of property and equipment of RMB1.1 million (US$163,000); and (vi) interest expenses of RMB1.0 million (US$153,000). This amount was further adjusted by positive changes in working capital including: (i) an increase of RMB45.4 million (US$6.6 million) in investors’ deposits and other payables and accrued expenses, primarily due to the increase in investors’ deposit in connection with the uninvested cash balances of our clients after purchasing privately raised fund products; and (ii) a decrease of RMB3.0 million (US$436,000) in accounts receivables, primarily due to collection of certain accounts. The positive changes were partially offset by a decrease of RMB3.2 million (US$463,000) in income taxes payables, primarily due to payment of income taxes.

Net cash generated from operating activities for the year ended June 30, 2018 was RMB44.9 million. This reflected the net income of RMB63.6 million, as adjusted for non-cash items primarily including (i) investment income of RMB5.1 million, (ii) interest income of RMB3.6 million, and (iii) amortization of intangible assets of RMB1.3 million. This amount was further adjusted by negative changes in working capital including: (i) a decrease in accounts payable of RMB9.5 million, primarily due to an decrease in the distribution commissions payables in relation to an decrease in the sales of exchange administered products and gross commission based funds, and (ii) an increase in accounts receivables of RMB7.6 million, reflecting our business expansion; partially offset by an increase in other payables and accrued expenses of RMB5.3 million, primarily due to an increased in accrued payroll, which in turn reflected our business expansion.

Investing Activities

Net cash provided by investing activities for the year ended June 30, 2019 was RMB62.5 million, primarily attributable to (i) collection of short-term loans receivables of RMB51.2 million (US$7.5 million), which primarily consisted of repayment of a RMB50.0 million loan in July 2018; (ii) proceeds from disposal of short term investments and commercial acceptance notes of RMB16.8 million (US$2.5 million) in connection with our investment in privately raised fund products and commercial acceptance notes, partially offset by purchase of property and equipment of RMB4.3 million (US$619,000).

Net cash provided by investing activities for the year ended June 30, 2018 was RMB10.0 million, primarily attributable to (i) proceeds from disposal of short term investments of RMB1,100.6 million in connection with our investments in wealth management products, and (ii) repayment of short-term loans made to related parties of RMB85.8 million, partially offset by purchase of short term investment of RMB1,094.9 million.

Financing Activities

Net cash provided by financing activities for the year ended June 30, 2019 was RMB155.3 million (US$22.6 million), primarily contributable to proceeds from our initial public offering, partially offset by repayment of amounts due to related parties of RMB51.0 million (US$7.4 million).

We did not have any cash inflow or outflow due to financing activities for the year ended June 30, 2018.

Capital Expenditures

We made capital expenditures of RMB6.4 million and RMB4.8 million (US$0.7million) for the years ended June 30, 2018 and 2019, respectively, which were primarily related to our purchase of office equipment and software and our long-term prepayments for our purchase of software.

Holding Company Structure

Puyi, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiary, our consolidated VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiary. If our wholly owned subsidiary or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned subsidiary and our consolidated VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our wholly owned subsidiary in China to its business development and do not plan to request dividend distributions from such subsidiary.

C.	Research and Development, Intellectual Property

Research and Development

None.

Intellectual Property

See “Item 4. Information on our Company — B. Business Overview — Intellectual Property”.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended June 30, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that are reasonably likely to cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As of June 30, 2018, we did not enter any off-balance sheet arrangements such as any financial guarantees or other commitments to guarantee the payment obligations of any third parties, that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operation. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

We have several non-cancelable operating leases, primarily for our office premises.

The following table sets forth our minimum future commitments under non-cancelable operating lease agreements (with initial or remaining lease terms in excess of one year) as of June 30, 2019:

	Lease Liability	Lease Liability
	RMB	US$
	(in thousands)
Year ending June 30:
2020	7,681	1,119
2021	7,397	1,077
2022	6,807	992
2023	6,115	891
2024	2,034	296
After 2024	370	54
Total	30,404	4,429

G.	Safe Harbor

See “Forward-Looking Statements” in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth information regarding our directors and executive officers as of this annual report:

Name	Age	Position
Yu Haifeng	45	Chairman of the board
Ren Yong	36	Chief Executive Officer
Hu Anlin	38	Director, Chief Financial Officer and Vice President
Hu Yinan	54	Director
Luo Jidong	66	Independent Director
Zhang Jianjun	62	Independent Director

Yu Haifeng    Mr. Yu has served as chairman of the board since our inception and as our chief executive officer since our inception to September 2019. Mr. Yu founded Fanhua Puyi in 2010 and served as Chief Executive Officer since then. Prior to found our company, Mr. Yu served as general manager at Fanhua Dongguan Jiayu Insurance Agency Co., Ltd. from 2001 to 2007. From May 2007 to January 2010, Mr. Yu served as Chief Operating Officer in CNFINANCE Holdings Limited (CNFH). Mr. Yu received his bachelor’s degree in marketing from Zhengzhou University of Aeronautics in 1996. In July 2016, Mr. Yu was awarded as by “the 2016 China Economic Figure” by the China Economy for the Private Sector Prospective Forum Committee.

Ren Yong    Mr. Ren has served as our chief executive officer since September 2019. Mr. Ren has over 10 years’ experience in corporate management. Prior to joining us, Mr. Ren served as the vice president in Fanhua Insurance Sales Services Group Company Limited from 2017 to 2019, and successively served as financial manager, vice general manager, and general manager at a branch office in this company from 2006 to 2017. Mr. Ren received his bachelor’s degree in accounting from Southwestern University of Finance and Economics in 2005 and received his master’s degree in finance from Shandong University in 2011.

Hu Anlin    Mr. Hu has served as our chief financial officer since July 2018 and our director since August 2018. Prior to joining us, Mr. Hu served as department vice president at Fanhua Inc. (NASDAQ: FANH) from September 2013 to June 2018 and successively served as financial manager, audit manager, department director and financial controller in this company from October 2001 to August 2013. Mr. Hu received his bachelor’s degree in accounting from Zhengzhou University of Aeronautics in July 2001.

Hu Yinan    Mr. Hu has been our director since August 2018. Mr. Hu has been the director of Fanhua Inc. (NASDAQ: CISG) since 1998 and has served as the chairman of the board of this company from 1998 to 2017. From 1998 to October 2011, Mr. Hu served as the chief executive officer of Fanhua Inc. From 1993 to 1998, Mr. Hu served as chairman of the board of directors of Guangdong Nanfeng Enterprises Co., Ltd., a company he co-founded that engaged in import and export, manufacturing of wooden doors and construction. From 1991 to 1995, Mr. Hu was an instructor of money and banking at Guangdong Institute for Managers in Finance and Trade. Mr. Hu received a bachelor’s degree and a master’s degree in economics from Southwestern University of Finance and Economics in China.

Luo Jidong    Mr. Luo has been our independent director since March 2019. Mr. Luo served as a member of the Standing Committee of the People’s Political Consultative Conference of Guangdong Province, head of the Ethnic and Religious Affairs Committee of Guangdong Province and head of the Economic Committee of Guangdong Province from February 2013 and retired in February 2017. Mr. Luo served as the president of Guangdong Rural Credit Cooperative Union from August 2005 to May 2013. Mr. Luo served as the head of the Finance Office of the Government of Guangdong Province from January 2004 to July 2005. Mr. Luo served as the president of Guangzhou Branch of China Merchants Bank from December 1998 to December 2003. Mr. Luo served as the vice president of Guangzhou Branch of the People’s Bank of China from November 1996 to December 1998. Mr. Luo joined Guiyang Branch of the People’s Bank of China in January 1985 and served as the vice president of Guiyang Branch of the People’s Bank of China from December 1990 to July 1995, and the president of Guiyang Branch of the People’s Bank of China from July 1995 to November 1996. Mr. Luo worked at Guiyang Central Branch of the People’s Bank of China from June 1970 to December 1984. Mr. Luo graduated from the special training program of finance for cadres in Southwestern University of Finance and Economics in 1984. Mr. Luo obtained a master’s degree in economics from Southwestern University of Finance of Economics in 1996 and a PhD degree in economics from Southwestern University of Finance and Economics in 2010.

Zhang Jianjun    Mr. Zhang has been our independent director since March 2019. Mr. Zhang served as the chief economist of Sanpower Group from March 2017 to February 2018. Mr. Zhang served as an economist of China Merchants Capital Investment Co., Ltd from January 2017 to February 2017. Mr. Zhang worked at the People’s Bank of China from June 1995 to December 2016. During October 1996 to September 1997, Mr. Zhang attended training course at the Insurance College of New York and worked at Sumitomo Marine in New York. Mr. Zhang served as the vice president of Economic Department and the deputy director of the Institution of Economics of Hunan University of Finance and Economics from September 1992 to June 1995. Mr. Zhang served as an associate professor in Hunan University of Finance and Economics from July 1990 to September 1992. Mr. Zhang served as a lecturer and associate professor in Central South University of Technology from December 1984 to July 1990. Mr. Zhang received a bachelor’s degree in economics from Central South University of Technology in 1981, a master’s degree in economics from Central South University of Technology in 1985 and a PhD degree in economics from Wuhan University in 1993. Mr. Zhang visited University of Colorado, Boulder as a visiting scholar from November 1993 to April 1994.

B. Compensation

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. Currently, our board of directors determines the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of our named executive officers are measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria are set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

For the fiscal year ended June 30, 2019, we paid an aggregate of approximately RMB1.4 million (US$0.2 million) in cash to our executive officers. We paid an aggregate of approximately RMB0.3 million in cash (US$45,000) to our independent directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

2018 Share Incentive Plan

Under the 2018 Share Incentive Plan, or the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance will be 18,094,402. ordinary shares, equal to 20% of the total outstanding ordinary shares of our Company. As of August 31, 2019, no share award has been granted under the 2018 Plan.

The following paragraphs describe the principal terms of the 2018 Plan:

Type of Awards.    The plan permits the awards of options, restricted shares, restricted share units and other share awards that relate to our ordinary shares.

Plan Administration.    Our board of directors or a committee of one or more members of the board of directors will administer the plan, provided that grants to directors and executive officers of our Company will be made by the full board. The committee or the board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. We refer to our board of directors or a designated committee plan administrator.

Award Agreement.    Awards granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, vesting schedule, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.    We may grant awards to our employees, consultants and directors, as determined and approved by the plan administrators.

Exercise of Options.    Subject to applicable laws, the plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions.    Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the Plan.    Our board of directors has the authority to terminate, amend, suspend or modify the plan in accordance with our articles of association and subject to applicable laws. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the plan.

C. Board Practices

Board Committees

We have established an audit committee under the board of directors and adopted a charter for the audit committee. Under NASDAQ Global Market standards, a listed company must have a compensation committee and a nominating/corporate governance committee composed only of independent directors. Cayman Islands does not require a publicly traded company to establish such committees. As a foreign private issuer, we intend to follow our home country practice and will not establish a compensation committee or a nominating/corporate governance committee.

Audit Committee.    Our audit committee consist of two independent directors, Mr. Luo Jidong and Mr. Zhang Jianjun and is chaired by Mr. Luo Jidong. We have determined that Mr. Luo Jidong and Mr. Zhang Jianjun satisfy the independence requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market and the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Luo Jidong qualifies as an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, to chair our audit committee. In addition, we intend to appoint another independent director to our board of directors and audit committee within one year after our registration statement on Form F-1 becomes effective. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to our company, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. Our directors owe their fiduciary duties to our company and not to our company’s individual shareholders, and it is our company which has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and;

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

D. Employees

We had 277 and 347 employees as of June 30, 2018 and 2019, respectively. The following table sets forth the number of our employees by function as of June 30, 2019:

Functional Area	Number of employees	% of total
Investment advisory	202	58.2
Management and administrative	55	15.9
Technical department	49	14.1
Financial advisory	14	4.0
Risk management	3	0.9
Asset management	24	6.9
Total	347	100.0

As required by PRC regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by local governments from time to time. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E. Share Ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following tables set forth certain information with respect to the beneficial ownership of our ordinary shares as of August 31, 2019, and as adjusted to reflect the sale of the ordinary shares offered by us in our initial public offering, for:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares; and

●	each of our directors and executive officers;

As of August 31, 2019, we had 90,472,014 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
Name of Beneficial Owner	Ordinary Shares	%
Directors and executive officers:
Yu Haifeng(1)	79,232,000	87.6
Principal Shareholders:
Worldwide Success Group Limited(2)	40,240,500	44.5
Winter Dazzle Limited(3)	12,559,500	13.9
Danica Surge Limited(4)	13,600,000	15.0
Advance Tycoon Limited(5)	12,832,000	14.2

(1)	Represents (i) 40,240,500 ordinary shares held through Worldwide Success Group Limited. Worldwide Success Group Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Mr. Yu Haifeng; (ii) 12,559,500 ordinary shares held by Winter Dazzle Limited, a limited liability company incorporated in the British Virgin Islands. Winter Dazzle Limited is wholly owned by Speed Fortune Holdings Limited, a limited liability company incorporated in the British Virgin Islands. Mr. Yu is the sole director of Speed Fortune Holdings Limited and contractually controls the sole voting power of all ordinary shares indirectly held by Speed Fortune Holdings Limited through Winter Dazzle Limited; (ii) 13,600,000 ordinary shares held by Danica Surge Limited, a limited liability company incorporated in the British Virgin Islands. Danica Surge Limited is wholly owned by Fine Tranquil Limited, a limited liability company incorporated in the British Virgin Islands. Mr. Yu is the sole director of Fine Tranquil Limited and contractually controls the sole voting power of all ordinary shares indirectly held by Fine Tranquil Limited through Danica Surge Limited; (iv) 12,832,000 ordinary shares held by Advance Tycoon Limited, a limited liability company incorporated in the British Virgin Islands. Advance Tycoon Limited is wholly owned by Altamonte Ridge Limited, a limited liability company incorporated in the British Virgin Islands. Mr. Yu is the sole director of Altamonte Ridge Limited and contractually controls the sole voting power of all ordinary shares indirectly held by Altamonte Ridge Limited through Advance Tycoon Limited.

(2)	Represents 40,240,500 ordinary shares. Worldwide Success Group Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Mr. Yu Haifeng. The registered address of Worldwide Success Group Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(3)	Represents 12,559,500 ordinary shares. Winter Dazzle Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Speed Fortune Holdings Limited, a limited liability company incorporated in the British Virgin Islands. Mr. Yu is the sole director of Speed Fortune Holdings Limited. The disposal of ordinary shares held by Winter Dazzle Limited are decided by 66 individuals including 13 employees, who entrusted their voting power of such ordinary shares to Mr. Yu except for the matters related to share disposal. None of the 13 employees is Puyi’s director or executive officer. Mr. Yu and the 66 individuals are deemed as the beneficial owners of ordinary shares held by Winter Dazzle Limited. The registered address of Winter Dazzle Limited is Vistra Corporate Services Centre, Wickhams Cay Ⅱ, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	Represents 13,600,000 ordinary shares. Danica Surge Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Fine Tranquil Limited, a limited liability company incorporated in the British Virgin Islands. Mr. Yu is the sole director of Fine Tranquil Limited. The disposal of ordinary shares held by Danica Surge Limited are decided by 66 individuals including nine employees, who entrusted their voting power of such ordinary shares to Mr. Yu except for the matters related to share disposal. None of the nine employees is Puyi’s director or executive officer. Mr. Yu and the 66 individuals are deemed as the beneficial owners of ordinary shares held by Danica Surge Limited. The registered address of Danica Surge Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(5)	Represents 12,832,000 ordinary shares. Advance Tycoon Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Altamonte Ridge Limited, a limited liability company incorporated in the British Virgin Islands. Mr. Yu is the sole director of Altamonte Ridge Limited. The disposal of ordinary shares held by Advance Tycoon Limited is are decided by 65 individuals including 13 employees, , who entrusted their voting power of such ordinary shares to Mr. Yu except for the matters related to share disposal. None of the nine employees is Puyi’s director or executive officer. Mr. Yu and the 65 individuals are deemed as the beneficial owners of ordinary shares held by Advance Tycoon Limited. The registered address of Advance Tycoon Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge, as of August 31, 2019, 6,438,414 ordinary shares were held by one record holder in the United States, representing approximately 7.1% of our total outstanding shares. The record holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

B. Related Party Transactions

Contractual Arrangements with Our VIEs and Their Respective Shareholders

See “Item 4. Information on our Company—C. Organizational Structure — Contractual Arrangements.”

Employment Agreements

We have entered employment agreements with each of our executive officers, which generally provide for a term of three years, provided that either party may terminate the agreement on 60 days’ notice before expiration of the initial term. Pursuant to the agreements, the executive officers are entitled to receive annual compensation and bonus approved by the board of the directors. The agreements also provide that the executive officers are to work a minimum of 40 hours per week.

Under applicable laws and regulations, there are some situations where we can terminate employment agreements without paying economic compensation, such as the employer maintains or raises the employment conditions but the employee refuses to accept the new employment agreement, when the employment agreement is scheduled to expire, the employee is retired in accordance with laws or the employee is dead, declared dead or has disappeared. For termination of employment in absence of legal cause we are obligated to pay the employee two-month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without paying economic compensation, such as when the employee has committed a crime, being proved unqualified for recruitment during the probation period, seriously violating the rules and regulations of the employer, or the employee’s actions or inactions have resulted in a material adverse effect to us.

Additionally, the employment agreements with executive officers provide for confidentiality and nondisclosure provisions, whereby the executive officers are required to keep trade secrets confidential during the course of their employment and for a period of 36 months following the termination of their employment. Such employment agreements also contain a non-compete clause for a duration of 24 months following their employment, which prohibited the executive officers render services to or for, directly or indirectly, our competitors.

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation — 2018 Share Incentive Plan”.

Other Related Party Transactions

Please see note 17 of the consolidated financial statements in this annual report.

C. Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

We have appended consolidated financial statements in this annual report.

Legal Proceedings

We are currently not a party to, and we are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitration or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

Our board of directors has complete discretion as to whether to distribute dividends, subject to our articles of association and Cayman Islands law. In addition, our shareholders by ordinary resolution may declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, our ADS holders will be paid to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.”

For undistributed profits earned from our China subsidiaries, we have both the intent and ability to permanently reinvest these undistributed profits.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

See “—C. Markets”

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, every two representing three ordinary shares, have been listed on the NASDAQ since March 29, 2019. Our ADSs trade under the symbol “PUYI.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association that we have adopted and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company.    Under our post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares.    Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Fractional Shares.    Under the terms of our post-offering memorandum and articles of association, the directors of the Company may issue fractions of an ordinary share and, if so issued, a fraction of an ordinary shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole share. If more than one fraction of an ordinary share is issued to or acquired by the same shareholder such fractions shall be accumulated.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Under the laws of the Cayman Islands, our company may declare and pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting rights.    Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman.

A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-third of all paid up voting share capital of our company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least ten calendar days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding shares at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes that will affect the rights, preferences, privileges or powers of the preferred shareholders.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman or a majority of our board of directors. Advance notice of at least ten (10) calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing, and shall be executed by or on behalf of the transferor, and if the directors so requires, signed by the transferee.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the NASDAQ Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NASDAQ Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation.    On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors, or by the shareholders by ordinary resolutions. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of the class by the holders of two-thirds of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares.    Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information — H. Documents on Display.”

Anti-Takeover Provisions.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on our Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” in this “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on our Company—B. Business Overview—Regulation—PRC Regulations Relating to Foreign Exchange.”

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers (Hong Kong), our counsel as to Cayman Islands law, and to the extent it relates to PRC tax law, it represents the opinion of ETR Law Firm, our counsel as to PRC law.

PRC Enterprise Income Tax

According to the Enterprise Income Tax Law of PRC (the “EIT Law”), which was promulgated on March 16, 2007, effective as of January 1, 2008, and last amended in February 2017, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%. The Regulation on the Implementation of Enterprise Income Tax Law of the PRC (the “EIT Rules”) was promulgated on December 6, 2007 and became effective on January 1, 2008.

Uncertainties exist with respect to how the EIT Law applies to the tax residence status of Puyi Inc. and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, on April 22, 2009 which provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied:

●	the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC;

●	its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC;

●	its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and

●	more than half of the enterprise’s directors or senior management with voting rights frequently reside in the PRC.

We believe that Puyi Inc. is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If we are deemed a China resident enterprise, we may be subject to the EIT at the rate of 25% on our global income, except that the dividends we receive from our Chinese subsidiaries may be exempt from the EIT to the extent such dividends are deemed dividends among qualified resident enterprises. If we are considered a resident enterprise and earn income other than dividends from our Chinese subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

PRC Value-Added Tax

On March 23, 2016, the Ministry of Finance of China and the State Administration of Taxation of China jointly issued the Circular on the Nationwide Implementation of Pilot Program for the Collection of Value Added-Tax Instead of Business Tax, or Circular 36, which became effective on May 1, 2016. Subsequent to the effectiveness of Circular 36, the business of our VIEs and WFOE will be primarily subject to value-added tax, or VAT, at a rate of 6% and they would be permitted to offset input VAT by providing valid VAT invoices received from vendors against their VAT liability.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands, and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, accrual method taxpayers subject to special tax accounting rules as a result of their use of financial statements, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or U.S. holders (as defined below) that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-U.S., alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

We urge potential purchasers of our shares to consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under applicable U.S. Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of our ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ADSs or ordinary shares will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. Cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including the market price of our ADSs, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current and anticipated market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we were treated as not owning our VIE (including its subsidiaries) for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions paid on our ADSs or ordinary shares (including the amount of any tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we will generally report any distribution paid as a dividend for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Individuals and other non-corporate U.S. holders will generally be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Since the ADSs are listed on the NASDAQ Global Market, we believe that the ADSs are readily tradable on an established securities market in the United States and that we are a qualified foreign corporation with respect to dividends paid on the ADSs. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case, we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares as well as our ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — PRC Enterprise Income Tax.” In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder generally will recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of individuals and other non-corporate U.S. holders generally are eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. If a U.S. holder is not eligible for the benefits of the income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or ordinary shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares and any of our non- U.S. subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the NASDAQ Global Market. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the foregoing rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If a U.S. holder makes a mark-to-market election with respect to our ADSs, the U.S. holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Further, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Only the ADSs and not the ordinary shares are listed on the NASDAQ Global Market. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-228510), as amended, including the prospectus contained therein, to register the issuance and sale of our ordinary shares represented by ADSs in relation to our initial public offering. We have also filed with the SEC our registration statement on Form F-6 (Registration No. 333-229521) to register our ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is June 2019. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Risks in relation to the VIE structure

We believe that the contractual arrangements with our VIE and the respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of our PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between our PRC subsidiary and VIE;

●	limit our business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which our PRC subsidiary and VIE may not be able to comply;

●	require us or our PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit our use of the proceeds of the additional public offering to finance our business and operations in China.

Our ability to conduct its asset management business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, we may not be able to consolidate our VIE in our consolidated financial statements as we may lose the ability to exert effective control over the VIE and their respective shareholders and we may lose the ability to receive economic benefits from the VIE. We, however, do not believe such actions would result in the liquidation or dissolution of our Company, our PRC subsidiary and VIE.

The interests of the shareholders of VIE may diverge from that of our Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing VIE not to pay the service fees when required to do so. We cannot assure that when conflicts of interest arise, shareholders of VIE will act in the best interests of us or that conflicts of interests will be resolved in our favor. Currently, we do not have existing arrangements to address potential conflicts of interest the shareholders of VIE may encounter in its capacity as beneficial owners and directors of VIE, on the one hand, and as beneficial owners and directors of our Company, on the other hand. We believe the shareholders of VIE will not act contrary to any of the contractual arrangements and the exclusive option agreements provide us with a mechanism to remove the current shareholders of VIE should they act to the detriment of our Company. We rely on certain current shareholders of VIE to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of our Company. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of VIE, we would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

Total assets and liabilities presented on our consolidated balance sheets and sales, expense, net income presented on Consolidated Statement of Income as well as the cash flow from operating, investing and financing activities presented on the Consolidated Statement of Cash Flows are substantially the financial position, operation and cash flow of our VIE Puyi Bohui, and its subsidiaries.

Concentration risks

Details of the customers accounting for 10% or more of total net revenues are as follows:

	Year ended June 30
	2018	% of net revenues	2019	2019	% of net revenues
	RMB		RMB	US$

Company A	47,856	28.9%	109,130	15,897	53.7%
Company B	44,452	26.8%	23,987	3,494	11.8%
Company C	27,855	16.8%	*	*	*
	120,163	72.5%	133,117	19,391	65.5%

* represented less than 10% of total net revenues for the fiscal year.

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of June 30,
	2018	%	2019	2019	%
	RMB		RMB	US$

Company A	27,633	89.8%	10,398	1,515	37.4%
Company D	*	*	5,042	734	18.2%
Company E	*	*	4,022	586	14.5%
Company F	*	*	3,630	529	13.1%
	27,633	89.8%	23,902	3,364	83.2%

* represented less than 10% of account receivables as of the year end.

Interest rate risks

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits and short-term, highly-liquid investments with original maturities of 90 days or less. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. As of June 30, 2019, we had no short-term or long-term bank borrowings. If we borrow money in future periods, we may be exposed to additional interest rate risk.

Foreign exchange risks

Substantially all of our revenues and expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to the cash and cash equivalent denominated in U.S. dollars that we keep offshore for dividend payments. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under such policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Removal of the U.S. dollar peg has resulted in an approximately more than 25.0% appreciation of the RMB against the U.S. dollar over the following eight years. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The PRC government may from time to time make further adjustments to the exchange rate system in the future. To the extent that we need to convert our U.S. dollar or other currencies-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar or other currencies would have an adverse effect on the RMB amount we receive from the conversion. We had U.S. dollar-denominated financial assets amounting to US$15.4 million as of June 30, 2019. A 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of RMB10.5 million (US$1.5 million) in the value of our U.S. dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts or other currencies amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or other currencies against the RMB would have a negative effect on the U.S. dollar or other currencies amount available to us.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees
● To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to US$0.05 per ADS issued

● Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

● Distribution of cash dividends	Up to US$0.05 per ADS held

● Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

● Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held

● Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

● Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

●	Expenses incurred for converting foreign currency into U.S. dollars.

●	Expenses for cable, telex and fax transmissions and for delivery of securities.

●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

●	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

B. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333- 228510) (the “F-1 Registration Statement”) in relation to our initial public offering of 4,232,276 ADSs representing 6,348,414 ordinary shares, at an initial offering price of US$6.0 per ADS. Network 1 Financial Securities, Inc. was the underwriter for our IPO.

The F-1 Registration Statement became effective on March 17, 2019. For the period from the effective date of the F-1 Registration Statement to June 30, 2019, the total expenses incurred for our company’s account in connection with our IPO was approximately US$3.3 million, which included US$1.7 million in underwriting discounts and commissions for the IPO and approximately US$1.6 million in other costs and expenses for our IPO. We received net proceeds of approximately US$22.4 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from March 17, 2019, the date that the Form F-1 was declared effective by the SEC, to June 30, 2019, we have not used the net proceeds from our initial public offering, we used internal fund sources to expand our branch network, upgrade our IT infrastructure, launch additional FoFs and NPL funds and general corporate purpose.

We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2019. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of June 30, 2019 were effective.

Disclosure controls and procedures are designed to enable us to record, process, summarize and report information required to be included in the reports that we file or submit under the Exchange Act within the time period required and also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while our disclosure controls and procedures as of June 30, 2019 were designed at the reasonable assurance level, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B. Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

C. Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements and for the years ended June 30, 2018 and 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of June 30, 2019. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to our lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

We have implemented and planned to implement a number of measures to address the material weakness that has been identified in connection with the audits of our consolidated financial statements for the years ended June 30, 2018 and 2019. We have sent our finance personnel to attend external U.S. GAAP training courses organized by professional financial advisory firms, and are in the process of hiring additional qualified finance and accounting staff with working experience in U.S. GAAP and SEC reporting requirements. We have also established clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues. Furthermore, we continue to further expedite and streamline our reporting process and develop our compliance process, including establishing a separate department which will be responsible for the reporting process and a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues. We have established an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirements. We intend to engage professional financial advisory firms if necessary to provide ongoing training to our finance and accounting personnel as well as to strengthen our financial reporting expertise and system.

We expect to complete the measures discussed above as soon as practicable and will continue to implement measures to remediate our internal control deficiencies to comply with Section 404 of the Sarbanes Oxley Act. We expect that we will incur significant costs in the implementation of such measures. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

D. Changes in Internal Controls Over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Luo Jidong, a member of our audit committee and independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in November 2018. We have posted a copy of our code of business conduct and ethics on our website at website http://ir.puyiwm.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Marcum Bernstein & Pinchuk LLP for the years ended June 30, 2018 and 2019:

	June 30, 2018	June 30, 2019

Audit Fees – Marcum Bernstein & Pinchuk LLP	-	3,857
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	-	3,857

Audit Fees

Marcum Bernstein & Pinchuk LLP audit fees for the year ended June 30, 2019 consist of the audits of our financial statements for the year ended June 30, 2019 and the reviews of our interim financial statements included in 6-K filings for the six months ended December 31, 2018.

Audit-Related Fees

There were no audit-related fees incurred by the company for the ended June 30, 2019.

Tax Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP for tax services rendered during year ended June 30, 2019.

All Other Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP for other professional services rendered during the year ended June 30, 2019.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

No applicable.

ITEM 16G. CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Currently, we choose to rely on home country practice with respect to certain our corporate governance matters, and our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters in lieu of the corporate governance listing standards applicable to U.S. domestic issuers, which home country practices may afford comparatively less protection to shareholders.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1.	Second Amended and Restated Memorandum and Articles of Association of the Registrant, effective March 19, 2019 (incorporated herein by reference to Exhibit 3.2 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
2.1.	Registrant’s Specimen Share Certificate for ordinary shares (incorporated herein by reference to Exhibit 4.1 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
2.2.	Form of Chengdu Puyi Bohui Information Technology Co., Ltd. Equity Entrustment Agreement (same as Exhibit 4.23) (incorporated herein by reference to Exhibit 4.2 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
2.3.	Purchase Agreement between Fanhua Inc. and Puyi Inc. dated September 5, 2018 (same as Exhibit 4.26) (incorporated herein by reference to Exhibit 4.3 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
2.4.	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.5) (incorporated herein by reference to Exhibit 4.4 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
2.5.*	Deposit Agreement, among the Registrant, the Depositary and Beneficial Owners of the American Depositary Receipts dated March 27, 2019
4.1.	Instrument of Transfer between Worldwide Success Group Limited and Advance Tycoon Limited dated August 31, 2018 (incorporated herein by reference to Exhibit 10.1 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.2.	Instrument of Transfer between Worldwide Success Group Limited and Danica Surge Limited dated August 31, 2018 (incorporated herein by reference to Exhibit 10.2 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.3.	Instrument of Transfer between Worldwide Success Group Limited and Winter Dazzle Limited dated August 31, 2018 (incorporated herein by reference to Exhibit 10.3 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.4.	Equity Interest Transfer Agreement between Yu Haifeng and Chengdu Puyi Bohui Information Technology Co., Ltd. dated August 7, 2018 (incorporated herein by reference to Exhibit 10.4 to the Form F-1, as amended, November 21, 2018 (File No.333-228510))
4.5.	Equity Interest Transfer Agreement between Yu Haifeng and Renshou Xinrui Enterprises Management Center (Limited Partnership) dated August 7, 2018 (incorporated herein by reference to Exhibit 10.5 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.6.	Share Transfer Agreement between Chengdu Puyi Bohui Information Technology Co., Ltd. and Renshou Xinrui Enterprises Management Center (Limited Partnership) & Yu Haifeng dated December 28, 2016 (incorporated herein by reference to Exhibit 10.6 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.7.	Share Transfer Agreement between Li Shaogang & Dai Zijian and Tibet Zhuli Investment Co., Ltd & Guangdong Fanhua Puyi Asset Management Co., Ltd. dated May 22, 2018 (incorporated herein by reference to Exhibit 10.7 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.8.	Equity Transfer Agreement between Yu Haifeng & Renshou Xinrui Enterprises Management Center (Limited Partnership) and Chengdu Puyi Bohui Information Technology Co., Ltd dated June 5, 2018 (incorporated herein by reference to Exhibit 10.8 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.9.	Share Transfer Agreement between Shao Yanhui & Diao Yi and Dai Zijian & Li Shaogang dated March 20, 2017 (incorporated herein by reference to Exhibit 10.9 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.10.	Equity Transfer Agreement between Shenzhen Chuangjia Investment Partnership (Limited Partnership) and Yang Yuanfen dated July 16, 2018 (incorporated herein by reference to Exhibit 10.10 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.11.	Equity Transfer Agreement between Shenzhen Chuangjia Investment Partnership (Limited Partnership) and Yu Haifeng dated July 16, 2018 (incorporated herein by reference to Exhibit 10.11 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.12.	Equity Interest Transfer Agreement between Shenzhen Yingjiasheng Investment Partnership (Limited Partnership) and Yu Haifeng dated March 14, 2016 (incorporated herein by reference to Exhibit 10.12 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.13.	Equity Transfer Agreement between Tang Jianping and Guangdong Fanhua Puyi Asset Management Co., Ltd dated July 3, 2018 (incorporated herein by reference to Exhibit 10.13 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))

4.14.	Form of Employment Agreement between the Registrant and its chief executive officers (incorporated herein by reference to Exhibit 10.14 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.15.	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.15 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.16.	Exclusive Technology and Consultancy Services Agreement between Puyi Enterprises Management Consulting Co., Ltd. and Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 6, 2018 (incorporated herein by reference to Exhibit 10.16 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.17.	Equity Interest Pledge Agreement among Puyi Enterprises Management Consulting Co., Ltd.,Yu Haifeng, Yang Yuanfen and Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 6, 2018 (incorporated herein by reference to Exhibit 10.17 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.18.	Exclusive Option Agreement among Puyi Enterprises Management Consulting Co., Ltd., Haifeng Yu, Yuanfen Yang and Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 6, 2018 (incorporated herein by reference to Exhibit 10.18 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.19.	Spouse Consent Letter provided by Xiao Qi, Yu Haifeng’s spouse, dated September 6, 2018 (incorporated herein by reference to Exhibit 10.19 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.20.	Spouse Consent Letter provided by Cheng Jianping, Yang Yuanfen’s spouse, dated September 6, 2018 (incorporated herein by reference to Exhibit 10.20 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.21.	Powers of Attorney granted by Yu Haifeng dated September 6, 2018 (incorporated herein by reference to Exhibit 10.21 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.22.	Powers of Attorney granted by Yang Yuanfen dated September 6, 2018 (incorporated herein by reference to Exhibit 10.22 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.23.	Form of Chengdu Puyi Bohui Information Technology Co., Ltd. Equity Entrustment Agreement (incorporated herein by reference to Exhibit 10.23 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.24.	Equity Transfer Agreement between Beijing Trans-Link Investment Co., Ltd. And Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 3, 2018 (incorporated herein by reference to Exhibit 10.24 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.25.	Supplemental Agreement to Exhibit 10.24 dated September 19, 2018 (incorporated herein by reference to Exhibit 10.25 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.26.	Purchase Agreement between Fanhua Inc. and Puyi Inc. dated September 5, 2018 (incorporated herein by reference to Exhibit 10.26 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.27.	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.27 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.28.*	Escrow Agreement among the Registrant, Continental Stock Transfer & Trust Company and Network 1 Financial Securities, Inc. dated February 25, 2019
8.1.	Significant subsidiaries and consolidated affiliated entities of the Registrant (incorporated herein by reference to Exhibit 21.1 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
11.1.	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
12.1. *	CEO Certificate Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2. *	CFO Certificate Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1. **	CEO Certificate Pursuant to Section 906 of Sarbanes-Oxley Act of 2002
13.2. **	CFO Certificate Pursuant to Section 906 of Sarbanes-Oxley Act of 2002
15.1. *	Consent of Walkers (Hong Kong)
15.2. *	Consent of ETR Law Firm
15.3. *	Consent of Marcum Bernstein & Pinchuk LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

**Furnished herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Puyi Inc.

October 14, 2019	By:	/s/ Ren Yong
Ren Yong
Chief Executive Officer

PUYI INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Puyi Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Puyi Inc. (the “Company”) as of June 30, 2019 and 2018, the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the two years in the period ended June 30, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor since 2018.

Beijing, China

October 14, 2019

BEIJING OFFICE • Unit 2419-2422 • Kerry Center South Tower • 1 Guang Hua Road • Chaoyang District, Beijing • 100020

Phone 8610.8518.7992 • Fax 8610.8518.7993 • www.marcumbp.com

PUYI INC.
Consolidated Statements of Financial Position
(In thousands, except for shares data)

	As of June 30,
	2018	2019	2019
	RMB	RMB	US$

ASSETS:
Current assets:
Cash and cash equivalents	103,228	378,445	55,127
Restricted cash	8,772	51,823	7,549
Accounts receivable, net	30,757	27,767	4,045
Short term investments	5,010	2,000	291
Commercial acceptance notes	10,642	-	-
Other receivables	5,729	6,499	947
Short-term loans receivable	50,356	-	-
Amount due from related parties	80	590	86
Total current assets	214,574	467,124	68,045

Long-term investments	5,000	2,000	291
Property and equipment, net	890	4,026	586
Intangible assets, net	700	733	107
Long-term prepayments	461	393	57
Deferred tax assets	4,241	5,133	748
Total assets	225,866	479,409	69,834

All of the VIE’s assets can be used to settle obligations of its primary beneficiary. Liabilities recognized as a result of consolidating this VIE do not represent additional claims on the Company’s general assets (Note 1).

The accompanying notes are an integral part of the consolidated financial statements.

PUYI INC.

Consolidated Statements of Financial Position – (Continued)

(In thousands, except for shares data)

	As of June 30,
	2018	2019	2019
	RMB	RMB	US$

LIABILITIES AND EQUITY:
LIABILITIES:
Current liabilities:
Accounts payable	3,677	5,873	855
Investors’ deposit	8,772	51,823	7,549
Other payables and accrued expenses	6,129	8,657	1,261
Due to shareholder for acquisition of subsidiaries	2,116	-	-
Income taxes payable	2,820	-	-
Other tax liabilities	8,700	9,300	1,355
Advance receipts	-	180	26
Total current liabilities	32,214	75,833	11,046
Total liabilities	32,214	75,833	11,046

Commitments and contingencies
EQUITY:
Ordinary shares (Authorized shares: 2,000,000,000 at US$0.001 each; issued and outstanding shares: 80,000,000 and 90,472,014 as of June 30, 2018 and 2019, respectively)	529	600	87
Additional paid-in capital	62,705	224,702	32,732
Statutory reserves	14,152	19,824	2,888
Retained earnings	107,407	155,266	22,617
Accumulated other comprehensive income	-	11	2
Total Puyi Inc.’s equity	184,793	400,403	58,326
Non-controlling interests	8,859	3,173	462
Total equity	193,652	403,576	58,788
Total liabilities and equity	225,866	479,409	69,834

All of the VIE’s assets can be used to settle obligations of its primary beneficiary. Liabilities recognized as a result of consolidating this VIE do not represent additional claims on the Company’s general assets (Note 1).

The accompanying notes are an integral part of the consolidated financial statements.

PUYI INC.

Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares data)

	Years ended June 30,
	2018	2019	2019
	RMB	RMB	US$

Net revenues:
Wealth management	140,403	193,082	28,126
Corporate financing	13,710	6,271	913
Asset management	103	2,767	403
Information technology and others	11,595	1,111	162
Total net revenues	165,811	203,231	29,604
Operating costs and expenses:
Cost of sales	(28,825)	(31,092)	(4,529)
Selling expenses	(45,470)	(67,487)	(9,831)
General and administrative expenses	(28,623)	(48,572)	(7,075)
Total operating costs and expenses	(102,918)	(147,151)	(21,435)
Income from operations	62,893	56,080	8,169
Other income, net:
Investment income	5,144	172	25
Interest income	3,640	5,956	868
Interest expenses	-	(1,048)	(153)
Other, net	201	259	38
Income before income taxes	71,878	61,419	8,947
Income tax expense	(8,261)	(9,396)	(1,369)
Net income	63,617	52,023	7,578
Less: net income (loss) attributable to non-controlling interests	(979)	(1,508)	(220)
Net income attributable to Puyi Inc.’s shareholders	64,596	53,531	7,798

The accompanying notes are an integral part of the consolidated financial statements.

PUYI INC.

Consolidated Statements of Income and Comprehensive Income – (Continued)
(In thousands, except for shares data)

	Years ended June 30,
	2018	2019	2019
	RMB	RMB	US$

Net income per share:
Basic	0.807	0.630	0.092
Diluted	0.807	0.630	0.092

Net income per ADS:
Basic	1.211	0.945	0.138
Diluted	1.211	0.945	0.138

Weighted average number of shares used in computation:
Basic	80,000,000	84,997,628	84,997,628
Diluted	80,000,000	84,997,628	84,997,628

Net income	63,617	52,023	7,578
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	-	11	2
Total Comprehensive income	63,617	52,034	7,580
Less: Comprehensive income attributable to the non-controlling interests	(979)	(1,508)	(220)
Comprehensive income attributable to Puyi Inc.’s shareholders	64,596	53,542	7,800

The accompanying notes are an integral part of the consolidated financial statements.

PUYI INC.
Consolidated Statements of Shareholders’ Equity
(In thousands, except for shares data)

	Share Capital			Additional	Statutory	Retained	Accumulated Other Comprehensive	Non-controlling
	Ordinary Shares		Amount	Paid-in Capital	Reserves	Earnings	Income	Interests	Total
			RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of June 30, 2017	80,000,000	(1)	529	91,220	8,328	48,635	-	9,838	158,550
Net income	-		-	-	-	64,596	-	(979)	63,617
Provision for Statutory reserves	-		-	-	5,824	(5,824)	-	-	-
Effect of acquisitions under common control	-		-	(28,515)	-	-	-	-	(28,515)
Balance as of June 30, 2018	80,000,000		529	62,705	14,152	107,407	-	8,859	193,652

Net income	-		-	-	-	53,531	-	(1,508)	52,023
Provision for statutory reserves	-		-	-	5,672	(5,672)	-	-	-
Capital injection by founding shareholders	-		-	530	-	-	-	-	530
Purchase of NCIs	-		-	(1,821)	-	-	-	(8,209)	(10,030)
Issuance of shares to Fanhua In.	4,033,600		28	10,001	-	-	-	-	10,029
Proceeds from IPO	6,438,414		43	153,287	-	-	-	-	153,330
Acquisition of Zhonghui	-		-	-	-	-	-	1,581	1,581
Capital injection by Zhonghui’s minority shareholders	-		-	-	-	-	-	2,450	2,450
Other comprehensive income : foreign currency translation adjustments	-		-	-	-	-	11	-	11
Balances as of June 30, 2019	90,472,014		600	224,702	19,824	155,266	11	3,173	403,576
Balance as of June 30, 2019 in US$	90,472,014		87	32,732	2,888	22,617	2	462	58,788

(1)	The shares are presented on a retroactive basis to reflect the nominal share issuance.

The accompanying notes are an integral part of the consolidated financial statements.

PUYI INC.
Consolidated Statements of Cash Flows
(In thousands)

	Years ended June 30,
	2018	2019	2019
	RMB	RMB	US$

Cash flows from operating activities
Net income	63,617	52,022	7,578
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	604	1,122	163
Amortization of intangible assets	1,261	620	90
Provision on uncertain tax liability	-	600	87
Investment income	(5,144)	(172)	(25)
Interest income	(3,640)	(1,048)	(153)
Interest Expense	-	1,047	153
Gain on purchase of Subsidiary	-	(14)	(2)
Net foreign exchange gain	-	(2,416)	(352)
Allowance for deferred tax assets	-	929	135
Changes in operating assets and liabilities:
Accounts receivable	(7,640)	2,990	436
Other receivables	(899)	(366)	(53)
Accounts payable	(9,457)	2,196	320
Investor's deposit and other payables and accrued expenses	5,309	45,350	6,606
Advance receipts	-	180	26
Deferred tax assets	(229)	(1,821)	(265)
Income taxes payable	1,134	(3,179)	(463)
Net cash provided by operating activities	44,916	98,040	14,281
Cash flows from investing activities:
Proceeds from disposal of short-term investments and commercial acceptance notes	1,100,581	16,841	2,453
Purchase of short term investment	(1,094,924)	(291)	(42)
Purchase of property and equipment	(473)	(4,251)	(619)
Purchase of long-term investment	(5,000)	-	-
Proceeds from disposal of long-term investments	-	3,011	439
Prepaid for intangible assets	(461)	(225)	(33)
Acquired intangible assets	(458)	(360)	(52)
Distribution of short-term loans receivable	(139,000)	-	-
Collection of short-term loans receivable	90,361	50,667	7,380
Acquisition of subsidiaries from principal shareholder	(26,399)	(2,116)	(308)
Acquisition of subsidiaries	-	(1,227)	(179)
Short-term loans repaid by related parties	85,820	490	71
Net cash provided by investing activities	10,047	62,539	9,110
Cash flows from financing activities:
Capital injection by founding shareholders	-	530	77
Proceeds from IPO	-	153,330	22,335
Purchase of NCIs	-	(10,029)	(1,461)
Proceed from shares issued to Fanhua Inc.	-	10,029	1,461
Capital injection by minority shareholders	-	2,450	357
Borrowing from related parties	-	50,000	7,283
Repayment of borrowing from related parties	-	(51,048)	(7,436)
Net cash provided by financing activities	-	155,262	22,616
Net increase in cash and cash equivalents, and restricted cash	54,963	315,841	46,007

PUYI INC.
Consolidated Statements of Cash Flows – (Continued)
(In thousands)

	Years ended June 30,
	2018	2019	2019
	RMB	RMB	US$

Cash and cash equivalents, and restricted cash at beginning of year	57,037	112,000	16,315
Effect of exchange rate changes on cash and cash equivalents	-	2,427	354
Cash and cash equivalents, and restricted cash at end of year	112,000	430,268	62,676

Supplementary disclosure of cash flow information: Cash paid for:
Interests	-	1,048	153
Income taxes	7,527	12,869	1,875

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Puyi Inc. (“Puyi”, or the “Company”), whose controlling shareholder is Mr. Yu Haifeng, is a holding company incorporated on August 6, 2018 in Cayman Islands whose operations are conducted through its subsidiaries and variable interest entity (“VIE”), primarily provides wealth management services to China’s large and growing mass affluent population, whom are defined as those with RMB 600 to RMB 6 million in investable assets.

Puyi Group Limited (“Puyi Group”) is a limited company established under the laws of the British Virgin Islands (the “BVI”) on July 24, 2018.

Puyi Holdings (Hong Kong) Limited (“Puyi HK”) is a limited company established under the laws of Hong Kong on July 25, 2018.

Puyi Enterprises Management Consulting Co., Ltd. (“Puyi Consulting”), which is the WFOE of Puyi HK, was incorporated in Chengdu, Sichuan, PRC in August 2018, and is engaged in providing a wide range of financing services to corporate borrowers, including product structure design, introduction of potential investors, and compliance and risk management services.

Chengdu Puyi Bohui Information Technology Co., Ltd (“Puyi Bohui”), whose controlling shareholder is Mr. Yu Haifeng, was incorporated in Chengdu, PRC in April 2012, and is engaged in providing information technical support to all of its PRC subsidiaries, which are described below.

Fanhua Puyi Fund Distribution Co., Ltd. (“Puyi Fund”) was incorporated in Chengdu, PRC in November 2010, and is engaged in distributing privately raised fund products and asset management plans issued by securities firms through its online and offline distribution channels across PRC, to earn distribution commission fees and performance-based fees from the fund product issuers.

Shenzhen Puyi Zhongxiang Information Technology Co., Ltd. (“Puyi Zhongxiang”) was incorporated in Shenzhen, PRC in April 2014, and is engaged in distributing exchange administered financial products through its online information display platform which is mainly accessible by its registered investors. Puyi Zhongxiang earns distribution commission fees from the issuers of these products.

Guangdong Puyi Asset Management Co., Ltd (“Puyi Asset”) was incorporated in Shenzhen, PRC in May 2013, and is engaged in managing privately raised funds, from which Puyi Asset earns fund management fee based on the size of the fund and carried interest fee based on the performance of the funds managed. Puyi Asset Management currently has one subsidiary, Shenzhen Qianhai Zhonghui Huiguan Investment Management Co., Ltd. (“Zhonghui”), in which Puyi Asset Management holds 51% interest (acquired in July 2018), which primarily operates our non-performing loan management business.

Chongqing Fengyi Management Consulting Co., Ltd. (“Chongqing Fengyi”) was incorporated in Chongqing, PRC in December 2016, and is engaged in corporate financing services by providing comprehensive financing solutions to corporate borrowers, from which Chongqing Fengyi earns service fees based on the amount of financing received by the corporate borrowers.

Shenzhen Baoying Factoring Co., Ltd. (“Shenzhen Baoying”) was incorporated in Shenzhen, PRC in May 2018, and is engaged in providing factoring services.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Reorganization

The Company undertook a reorganization and became the ultimate holding company of Puyi Group, Puyi HK, WFOE and Puyi Bohui and its subsidiaries, which were all controlled by the same shareholders before and after the Reorganization. Details of the subsidiaries and VIE of the Company are set out below:

Name	Date of incorporation/acquired	Place of incorporation	Percentage of effective ownership	Principal Activities
Wholly owned subsidiaries Puyi Group	July 2018	BVI	100%	Holding company
Puyi Holdings (Hong Kong) Limited (“Puyi HK”)	July 2018	Hong Kong	100%	Holding company
Puyi Enterprises Management Consulting Co., Ltd. (“Puyi Consulting” or the Wholly Foreign-Owned Enterprise “WFOE”)	August 2018	Chengdu	100%	WFOE

Variable Interest Entities (“VIEs”)

Puyi Bohui	April 2012	Chengdu	100%	Information technology
Puyi Fund	November 2010	Chengdu	100%	Fund product distribution
Puyi Zhongxiang	April 2014	Shenzhen	100%	Financial product distribution
Puyi Asset	May 2013	Shenzhen	100%	Asset management
Chongqing Fengyi	December 2016	Chongqing	100%	Corporate financing business
Shenzhen Baoying	May 2018	Shenzhen	100%	Factoring
Zhonghui	July 2018	Shenzhen	51%	Asset management

Effective on September 6, 2018, shareholders of Puyi Bohui and WFOE entered into a series of contractual agreements (“VIE Agreements” which are described below). As a result, the Company, through its wholly owned subsidiaries Puyi Group, Puyi HK and WFOE, has been determined to be the primary beneficiary of Puyi Bohui and its subsidiaries; and Puyi Bohui and its subsidiaries became VIEs of the Company. Accordingly, the Company consolidates the operations, assets and liabilities of Puyi Bohui and its subsidiaries. Immediately before and after the Reorganization completed on September 6, 2018 as describe above, the Company together with its wholly-owned subsidiary Puyi Group, Puyi HK and WFOE, and its VIE were effectively controlled by the same shareholders; therefore, the reorganization was accounted for as a recapitalization. The accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented. The consolidation of the Company and its subsidiaries and VIE has been accounted for at historical cost as of the beginning of the first period presented in the accompanying financial statements.

Foreign ownership of certain parts of the Company’s businesses including fund management services is subject to restrictions under current PRC laws and regulations. Puyi Inc. is a Cayman Islands company and the government of the Cayman Islands has not entered into a memorandum of understanding on bilateral regulatory cooperation with the CSRC. Accordingly, the Company is not eligible to conduct the fund management business by directly establishing a foreign-invested fund management company. To comply with PRC laws and regulations and utilize the ability in providing fund management services, the Company currently conduct the business activities through the VIE, Puyi Bohui and its subsidiaries. WFOE has entered into the following contractual arrangements with Puyi Bohui and its shareholders, which enable the Company to (i) exercise effective control over Puyi Bohui, (ii) receive substantially all of the economic benefits of Puyi Bohui, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in Puyi Bohui when and to the extent permitted by PRC law. As a result of these contractual arrangements, the Company is fully and exclusively responsible for the management of Puyi Bohui, assumes all of risk of losses of Puyi Bohui and has the exclusive right to exercise all voting rights of Puyi Bohui’s shareholders.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Therefore, the Company is considered the primary beneficiary of Puyi Bohui and has consolidated Puyi Bohui’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements under U.S. GAAP.

(1) Power of Attorney. On September 6, 2018, each shareholder of Puyi Bohui, executed Power of Attorney agreement with WFOE and Puyi Bohui, whereby shareholders of Puyi Bohui irrevocably appoint and constitute WFOE as their attorney-in-fact to exercise on the shareholders’ behalf any and all rights that shareholders of Puyi Bohui have in respect of their equity interests in Puyi Bohui. These two Power of Attorney documents became effective on September 6, 2019 and will remain irrevocable and continuously effective and valid as long as the original shareholders of Puyi Bohui remains as the Shareholders of Puyi Bohui.

(2) Exclusive Option Agreement. Puyi Bohui and its shareholders have entered into an Exclusive Option Agreement with WFOE on September 6, 2018. Under the Exclusive Option Agreement, the Puyi Bohui shareholders irrevocably granted WFOE (or its designee) an irrevocable and exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Puyi Bohui. According to the Exclusive Option Agreement, the purchase price to be paid by the Company to each shareholder of the Puyi Bohui will be the RMB10 or certain other amount permitted by applicable PRC Law at the time when such share transfer occurs. The Exclusive Option Agreement became effective on September 6, 2019 and will remain effective permanently.

(3) Exclusive Technical and Consulting Services Agreement. On September 6, 2018, WFOE entered into an Exclusive Technical and Consulting Services Agreement with Puyi Bohui to enable WFOE to receive substantially all of the assets and business of Puyi Bohui in China. Under this Agreement, WFOE has the exclusive right to provide Puyi Bohui with comprehensive business support, technical and consulting services, and other services in relation to the principal business during the term of this Agreement utilizing its own advantages in management consulting, and technology and information. WFOE, or any other party designated by WFOE, may enter into further technical and consulting service agreements with Puyi Bohui, which shall provide the specific contents, manner, personnel, and fees for the specific consulting service. This Agreement became effective on September 6, 2018 and will remain effective unless otherwise terminated when all of the equity interest in Puyi Bohui held by its shareholders and/or all the assets of Puyi Bohui have been legally transferred to WFOE and/or its designee upon the approval of the board of directors of Puyi, Inc., in accordance with an Exclusive Option Agreement entered among WFOE, Puyi Bohui and its shareholders.

(4) Equity Interest Pledge Agreement. Under the Equity Interest Pledge Agreement dated September 6, 2018 among Puyi Bohui, each of the shareholders of Puyi Bohui and WFOE, each shareholder of Puyi Bohui agreed to pledge all of his or her equity interest in Puyi Bohui to WFOE to secure the performance of Puyi Bohui’s obligations under the Exclusive Technical and Consulting Services Agreement and any such agreements to be entered into in the future. Under the terms of the agreement, in the event that Puyi Bohui or its shareholders breach their respective contractual obligations under the Exclusive Technical and Consulting Services Agreement, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Puyi Bohui shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Interest Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. Shareholders of Puyi Bohui agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in Puyi Bohui without the prior written consent of WFOE. The Pledge became effective on such date when the pledge of the Equity Interest contemplated herein is registered with relevant administration for industry and commerce (the “AIC”) and will remain effective until all payments due under the Exclusive Technical and Consulting Services Agreement has been fulfilled by Puyi Bohui, or upon the transfer of equity interests under the Exclusive Option Agreement entered into among the parties of this agreement.

(5) Spousal Consent Letters. On September 6, 2018, each spouse of the shareholders of Puyi Bohui executed a Spousal Consent, pursuant to which the spouses irrevocably agreed that the equity interest in Puyi Bohui held by them and registered in their names will be disposed of pursuant to the Equity Interest Pledge Agreement, the Exclusive Option Agreement and the Powers of Attorney. Each of the spouses of the shareholders agreed not to assert any rights over the equity interest in Puyi Bohui held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Puyi Bohui through the respective shareholder for any reason, the spouse agreed to be bound by the contractual arrangements.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its privately raised fund management business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and their respective shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIE.

The interests of the shareholders of VIE may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing VIE not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of VIE will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of VIE may encounter in its capacity as beneficial owners and directors of VIE, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of VIE will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of VIE should they act to the detriment of the Company. The Company relies on certain current shareholders of VIE to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of VIE, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Total assets and liabilities presented on the Company’s consolidated balance sheets and sales, expense, net income presented on Consolidated Statement of Income as well as the cash flow from operating, investing and financing activities presented on the Consolidated Statement of Cash Flows are substantially the financial position, operation and cash flow of the Company’s VIE Puyi Bohui and its subsidiaries. The following financial statements amounts and balances of the VIE were included in the accompanying consolidated financial statements as of June 30, 2018 and 2019 and for the years ended June 30, 2018 and 2019.

	As of June 30,
	2018	2019	2019
	RMB	RMB	US$

Total assets	225,866	479,409	69,834
Total liabilities	32,214	75,833	11,046

	Years ended June 30,
	2018	2019	2019
	RMB	RMB	US$

Net revenues	165,811	203,231	29,604
Net income	63,617	52,023	7,578

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and consolidation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company, all its majority-owned subsidiaries and those VIEs of which the Company is the primary beneficiary, from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation.

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for doubtful loans and receivables, impairment assessment of long-lived assets, valuation allowance for deferred tax assets, fair value measurement of investments, and uncertain tax positions, assumptions related to the consolidation of entities in which the Group holds variable interests. Actual results could differ from those estimates and judgments.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturity of three months or less, and have insignificant risk of changes in value related to changes in interest rates.

(d)	Restricted cash

Restricted cash were mainly the investors’ uninvested cash balances temporarily deposited in the Company’s bank account. These cash balances were under the custody and supervision of the designated financial institution as required by China Securities Regulatory Commission, for the purpose of preventing abusive use of investors’ funds.

(e)	Accounts receivable, other receivables, and amount due from related parties, net

Accounts receivable, other receivables and amount due from related parties are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable, other receivables and due from related parties. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company did not have any off-balance-sheet credit exposure relating to its customers, suppliers or others. For the years ended June 30, 2018 and 2019, the Company did not record any allowances for doubtful accounts against its accounts receivable, other receivables and amount due from related parties nor did it charge off any such amounts, respectively.

(f)	Short-term loans receivable

The Company recognizes the contractual right to receive money on demand or on fixed or determinable dates as loans receivable. For those that the contractual maturity date is less than one year, the Company records as short-term loans receivable.

The Company recognized interest income on an accrue basis using the straight-line method over the fixed or determinable dates.

(g)	Investments

The Company accounts for the investments pursuant to ASC topic 321, Investments-equity securities.

The Company records investments in certain private equity funds, in which the Company has insignificant  equity interest, as long-term investments on the consolidated balance sheet under the fair value method. Long-term investments are reclassified as short-term when their contractual maturity date is less than one year. Gains or losses are realized when such investments are sold or such funds liquidates.

The Company records investments in certain private equity funds, in which the Company has insignificant equity interest but acts as a general partner, as short-term investments on the consolidated balance sheet under the equity method. These investments are classified as short-term   because their contractual maturity date is less than one year on the balance sheet date. Gains or losses are realized when such investments’ fair value changes.

The Company reviews its investments except for those classified as trading securities for other-than-temporary impairment based on the specific identification method and considers available quantitative and qualitative evidence in evaluating potential impairment. If the cost of an investment exceeds the investment’s fair value, the Company considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than cost and the Company’s intent and ability to hold the investment to determine whether an other-than-temporary impairment has occurred.

The Company recognizes other-than-temporary impairment in earnings if it has the intent to sell the investments or if it is more-likely-than-not that it will be required to sell the investments before recovery of its amortized cost basis. Additionally, the Company evaluates expected cash flows to be received and determines if credit-related losses on debt securities exist, which are considered to be other-than-temporary, should be recognized in earnings.

If the investment’s fair value is less than the cost of an investment and the Company determines the impairment to be other-than-temporary, the Company recognizes an impairment loss based on the fair value of the investment. The Company has not recorded an other-than-temporary impairment for each of the years ended June 30, 2018 and 2019.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, without residual value:

Estimated useful life
Office equipment, furniture and fixtures	3-5 years
Leasehold improvements	Shorter of the remaining lease terms and estimated useful lives

(i)	Intangible assets, net

Intangible assets represent software and operating system, including the office automatic system and transaction platform and fund distribution systems that were purchased from external third-party vendors. The intangible assets were initially recorded at historic acquisition costs, and amortized on a straight-line basis over estimated useful lives for three years.

Costs associated with the engineering and technical headcounts responsible for software development, as well as their associated costs, are expensed as incurred.

These intangible assets are tested for impairment at the time of a triggering event, if one were to occur. Finite-lived intangible assets may be impaired when the estimated undiscounted future cash flows generated from the assets are less than their carrying amounts. The Company may rely on a qualitative assessment when performing its intangible asset impairment test. Otherwise, the impairment evaluation is performed at the lowest level of identifiable cash flows independent of other assets.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j)	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the consolidated statements of operations and comprehensive income (loss) for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the years ended June 30, 2018 and 2019.

(k)	Revenue recognition

On July 1, 2018, the Company adopted ASC 606 “Revenue from Contracts with Customers”, applying the modified retrospective method. The adoption didn’t result in a material adjustment to our accumulated deficit as of July 1, 2018. Accordingly, revenue for the fiscal year ended June 30, 2019 was presented under ASC 606, while comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

The Company generates revenues mainly from wealth management, corporate financing and asset management.

The revenues are accounted for as contracts with customers. Under the guidance for contracts with customers, we are required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) we satisfy its performance obligations. In determining the transaction price, we have included variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. Revenues are recorded net of sales related taxes and surcharges.

Wealth management

Revenue from wealth management mainly includes distribution commissions and performance-based fees, in a typical arrangement in which the Company serves as distributor.

Distribution commissions

Distribution commissions are primarily generated from 1) online distributions of financial products, which include publicly raised fund products and other financial products (mostly exchange administered products) and 2) offline distribution of privately-raised fund products. The Company enters into distribution agreements with financial product issuers which specify the key terms and conditions of the arrangement. Such agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges.

For privately raised funds in the lockup period and part of exchange administrative financial products, upon establishment of a financial product, the Company charges a one-time distribution commission fee against the issuer by multiplying a pre-agreed annualized charge rate with the amount of products distributed through either online platform or offline sales network, prorated by the actual period length of the product.

The Company defines the “establishment of a financial product” for its revenue recognition purpose at the time when both of the following two criteria are met: (1) the product purchaser (the “investor”) has entered into a purchase or subscription contract with the relevant product issuer and the investor has transferred the subscription fund to an escrow account designated by the product issuer and (2) the product issuer has issued a formal notice to confirm the establishment of a financial product.

For privately raised funds after lockup period and part of exchange administrative financial products, because the amount of investment in the financial products is variable every day, the commission revenue is recognized as a percentage of the net asset value of the total investment in the financial products, calculated daily.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Performance-based distribution fees

Performance-based distribution fees are contributed by the offline distributed privately raised fund products. The Company earns performance-based distribution fees from the issuers of the privately raised fund products, which are dependent on the extent by which the fund’s investment performance exceeds a certain threshold at the end of the contract term. Such performance-based fee is typically recognized and distributed at a point of time, usually at the end of the contract term when the cumulative return of the fund can be determined, and is not subject to clawback provisions.

Corporate financing

The Company provides comprehensive financing solutions to corporate borrowers, including reference of sources and channels of funding. The contract between the borrower and the Company clearly states the financing amount, the agreed financing days, and the annualized charge rate. Although the performance obligation is fulfilled when borrower receives the funding, there is a variable consideration that the amount of advisory fee will be reduced if the borrower returns the loan in advance which is clearly stated in the clause of the contract. Therefore the revenue is calculated by multiplying the annualized charge rate with the financing amount and recognized at a straight-line over the actual service period.

Asset management

Revenue from asset management service mainly includes management fees and performance-based fees, in a typical arrangement in which the Company serves as fund manager.

Management fees

Revenue from asset management, includes management fee from the privately-raised funds managed by the Company. Management fees are recognized in the period during which the related services are performed in accordance with the contractual terms of the fund agreements from the established date to the terminated date of the funds. Management fees earned from certain investment funds are based upon range up to 2% of capital committed. By unanimous consent among the fund manager, investors and the trustee, the fund could be terminated earlier than the contract period, and the remaining portion of unamortized management fee shall be returned to the investors.

Performance-based fees

The Company is entitled to a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold at the end of the contract term. Such performance-based fee is typically calculated and recognized at the end of the contract term when the cumulative return of the fund can be determined, and is not subject to clawback provisions.

Information technology and others

In fiscal year 2018, information technology and others mainly represents revenue from the technological support and system development services provided to third parties. The services contract pricing is based on the expected labor cost, project management services fee plus a certain percentage of gross profit. Revenue is recognized according to completion percentage and total contract amount upon the acceptance of the services confirmed by the customers. Starting from fiscal year 2019, the Company has transitioned IT service to become part of internal information technology service function, and therefore there is no information technology revenue in fiscal year 2019.

In fiscal year 2019, other income of RMB1.0 million is interest income from factoring business, and it is recognized over factoring period.

Disaggregation of revenue

	As of June 30,
	2018	2019
Wealth management	140,403	193,082
Distribution commissions	126,843	146,207
-- One time commissions	125,866	120,509
-- Over period commissions	977	25,698
Performance-based distribution fees	13,560	46,875
Corporate financing	13,710	6,271
Asset management	103	2,767
Management fees	103	2,767
Performance-based fees	-	-
Information technology and others	11,595	1,111
Total	165,811	203,231

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract liability

Contract liability relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance for management fees under Asset Management Services. The contract liability was RMB nil and RMB180 as of June 30, 2018 and 2019, respectively, and is recorded as “Advance receipts” in the consolidation statement of  financial position.

(l)	Cost of sales

Cost of sales primarily includes (1) commission costs paid to sales agents based on the pre-agreed percentage and the amount of wealth management product distributions that were directly related to the contributions made by the sales agents, such as the amount of investments they’ve referred to the Company, and (2) transaction fees paid to the third-party payment platforms through which the investors purchase funds are transferred.

(m)	Income taxes

The Company follows the guidance of ASC Topic 740 “Income taxes” and uses liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of income and comprehensive income in the period that includes the enactment date.

(n)	Uncertain tax positions

The Company follows the guidance of ASC Topic 740 “Income taxes”, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Topic also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Company recognizes interest on non-payment of income taxes and penalties associated with tax positions when a tax position does not meet more likely than not thresholds be sustained under examination. The tax returns of the Company’s PRC subsidiaries and VIEs are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. During the years ended June 30, 2018 and 2019, the Company recognized RMB nil and RMB600 of provisions on its uncertain tax positions based on  its analysis over transfer pricing. The Company recognizes the provisions and any interest and penalties within the income tax expense line item in the accompanying Consolidated Statements of Income. The accrued provisions and any related interest and penalties balances are included in the other tax liabilities line in the Consolidated Balance Sheet. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o)	Value added tax (“VAT”)

Pursuant to the Provisional Regulation of the PRC on VAT and the related implementing rules, all entities and individuals (“taxpayers”) that are engaged in the service industry in the PRC are generally required to pay VAT at a rate of 6% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayers. The Company’s PRC subsidiary and the consolidated VIE are subject to VAT at 6% of their revenues.

(p)	Non-controlling interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheet and net income and other comprehensive income are attributed to controlling and non-controlling interests.

(q)	Fair value of financial instruments

The Company records certain of its financial assets and liabilities at fair value on a recurring basis. Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1	applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2	applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3	applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, short-term investments, commercial acceptance notes, other receivables, short-term loans receivable, accounts payable and other payables, investors’ deposit, amounts due from and due to related parties, and income taxes payables and other tax liabilities, approximate their fair values due to the short term nature of these instruments.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(r)	Foreign Currency Translation and change in reporting currency

The Company’s reporting and functional currency is Renminbi (“RMB”). The Company’s operations are principally conducted through the subsidiaries and VIEs located in the PRC where the RMB is the functional currency. For those subsidiaries and VIEs which are not located in the PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB.

Assets and liabilities of the Company’s overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of comprehensive income.

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.865 on June 28, 2019, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 28, 2019, or at any other rate.

(s)	Segment reporting

The Company uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company manages its business as a single operating segment engaged in the provision of distribution and managing wealth management services in the PRC. Substantially all of its revenues are derived in the PRC. All long-lived assets are located in PRC.

(t)	Earnings per share (“EPS”)

Basic EPS is calculated by dividing the net income available to common shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by using the weighted average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards, unless their inclusion in the calculation is anti-dilutive.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u)	Commitments and contingencies

The Company estimated losses from loss contingencies are accrued by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

(v)	Recently issued accounting standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted.  Based on our preliminary assessment, we expect to record a right-of-use asset of approximately RMB28 million and a lease liability of approximately RMB27 million on the adoption date of July 1, 2019, primarily related to our leased office space. In July 2018, the FASB issued ASU No. 2018-11, Collaborative Arrangements (Topic 808), which provide further codification improvements and relieves the requirement to present prior comparative year results when adopting the new lease standard. We will use a modified retrospective approach under ASU 2018-11 and will not restate prior periods. We expect to implement new accounting policies as well as to elect certain practical expedients available to us under ASU 2016-02, including those related to leases with terms of less than 12 months. The conclusions are preliminary and subject to change as the Company finalize the evaluation.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In May 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. The Company is in the process of evaluating the impact of adoption of this guidance on the Company's consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement: Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which modifies disclosure requirements for fair value measurements.  While some disclosures have been removed or modified, new disclosures have been added. The guidance is effective for us no later than July 1, 2020.  Early adoption is permitted, where the Company is permitted to early adopt the portion of the guidance regarding the removal or modification of the fair value measurement disclosures while waiting to adopt the requirement regarding additional disclosures until the effective date. The Company is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	Year ended June 30,
	2018	2019	2019
	RMB	RMB	US$

Cash and cash equivalent	103,228	378,445	55,127
Restricted cash	8,772	51,823	7,549
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	112,000	430,268	62,676

4.	ACQUISITION OF SUBSIDIARY

In July 2018, Puyi Asset acquired 51% equity interest in Shenzhen Qianhai Zhonghui Huiguan Investment Management Co., Ltd. (“Zhonghui”) (深圳前海中惠惠冠投资管理有限公司). Zhonghui is a limited liability company incorporated under PRC laws, and is primarily engaged in non-performing assets management business with a professional team possessing sufficient experience in corporate reorganization and distressed assets management. The acquisition of Zhonghui enables us to issue and manage non- performing loan funds to further diversify our portfolio. In September 2018, Puyi Asset injected RMB2.55 million to Zhonghui while the 49% of non-controlling interest shareholders injected RMB2.45 million.

Puyi Asset acquired 51% of Zhonghui for a cash consideration of approximately RMB1.6 million which equals 51% of Zhonghui’s net book value on the date of acquisition. The Company examined Zhonghui’s assets and liabilities, and concluded that the book value of assets and liabilities approximate to their fair value. Besides the above identifiable assets and liabilities, the Company also acquired Zhonghui’s experienced management team. Pursuant to GAAP, no identifiable intangible asset was recognized in this acquisition. No other identifiable intangible assets  were recognized in this acquisition. Since the 51% equity interest purchased has no restriction and includes but not limited to voting rights, profits and property distribution rights, senior management personnel delegation rights, and other shareholder rights, Zhonghui was consolidated into the Company’s financial results from July 2018.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

5.	INVESTMENTS

The following table summarizes the Company’s investment balances:

	As of June 30,
	2018	2019	2019
	RMB	RMB	US$
Short-term investments
- Held-to-maturity investments	5,010	-	-
Asset management plans	5,010	-	-
- Private equity funds products	-	2,000	291
Total short-term investments	5,010	2,000	291

Long-term investments
- Private equity funds products	5,000	2,000	291
Total long-term investments	5,000	2,000	291

Held-to-maturity investments consist of investments in fixed income products, such as asset management plans that have stated maturity and normally pay a prospective fixed rate of return, carried at amortized cost. The Company recorded investment income on these products of RMB2,562 and RMB162 for the years ended June 30, 2018 and 2019, respectively.

Short-term investments consist of investment in a private equity fund which the Company has insignificant equity interest but acts as a general partner. Pursuant to ASC subtopic 321-10-20 and 321-10-35, the Company accounted for this private equity fund investment using the equity method of accounting due to the fact that the Company has significant influence on the investee.

Long-term investments consist of investment in a private equity fund as a limited partner with insignificant equity interest (less than 1%). Pursuant to ASC subtopic 321-10-35, the Company accounted for these private equity funds investments using the fair value method of accounting due to the fact that the Company has no significant influence on the investee. The Company recorded investment income on these investments of RMB nil and RMB10 for the years ended June 30, 2018 and 2019, respectively.

6.	COMMERCIAL ACCEPTANCE NOTES

The commercial acceptance notes are measured at their face value less the amount of discounts which will be amortized as interest income throughout the holding period of the commercial acceptance notes. The Company has the right of recourse of these debt securities, and expects to collect the full face value in lump-sum upon the maturity of these notes. Impairments of these notes are analyzed whenever events or changes in circumstances indicate that the carrying amount of these notes may no longer be recoverable.

On May 18, 2018, the Company acquired, through endorsements, commercial acceptance notes with a face value of approximately RMB11,380 from the previous holders at an annual discount rate of 8.50%. These notes gradually reached maturity before May, 2019. The Company recognized interest income on endorsements notes of approximately RMB1,632 and RMB738 during the years ended June 30, 2018 and 2019, respectively.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

7.	ACCOUNTS RECEIVABLE, NET

	As of June 30,
	2018	2019	2019
	RMB	RMB	US$

Accounts receivable	30,757	27,767	4,045
Allowance for doubtful debts	-	-	-
Accounts receivable, net	30,757	27,767	4,045

All of the accounts receivable are non-interest bearing, with aging within 3 months.

8.	OTHER RECEIVABLES

Other receivables consist of the following:

	As of June 30,
	2018	2019	2019
	RMB	RMB	US$

Advances to staff	474	373	54
Prepayments to service providers	3,304	3,142	458
Rental deposits	1,680	2,502	364
Other	271	482	71
Other receivables	5,729	6,499	947

9.	SHORT-TERM LOANS RECEIVABLE

As of June 30, 2018, the balance mainly represents a loan of RMB50,000 to a real estate developing company for one year from June 5, 2018 to June 4, 2019, with annual interest of 10%. The loan was guaranteed by the legal representative and the controlling shareholder of the real estate developing company. The loan of RMB50,000 with interests has been early repaid in July 2018.

The Company recognized interest income on short-term loans receivable of approximate RMB 1,393 and RMB 310 during the years ended June 30, 2018 and 2019, respectively.

10.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, is comprised of the following:

	As of June 30,
	2018	2019	2019
	RMB	RMB	US$

Furniture and office equipment	1,784	2,667	388
Leasehold improvements	612	3,951	576
	2,396	6,618	964
Less: Accumulated depreciation	(1,506)	(2,592)	(378)
Property and equipment, net	890	4,026	586

Depreciation expense for the year ended June 30, 2018 and 2019 was RMB604 and RMB1,122, respectively.

No impairment for property and equipment was recorded for the years ended June 30, 2018 and 2019.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

11.	INTANGIBLE ASSETS, NET

	As of June 30,
	2018	2019	2019
	RMB	RMB	US$

Software and operating system	5,081	4,427	645
Less: Accumulated amortization	(4,381)	(3,694)	(538)
Intangible asset, net	700	733	107

Amortization expense for the years ended June 30, 2018 and 2019 was RMB1,261 and RMB620, respectively.

12.	INVESTORS’ DEPOSIT

The balance represents the investors’ uninvested cash balances temporarily deposited in the Company’s bank account. These cash balances were under the custody and supervision of the designated financial institution as required by China Securities Regulatory Commission, for the purpose of preventing abusive use of investors’ funds.

13.	OTHER PAYABLES AND ACCRUED EXPENSES

Components of other payables and accrued expenses are as follows:

	As of June 30,
	2018	2019	2019
	RMB	RMB	US$

Payroll payable	3,229	6,149	896
Value-added tax	1,900	1,058	154
Employee’s individual income tax	479	725	106
Other miscellaneous taxes	143	30	4
Others	378	695	101
Other payables and accrued expenses	6,129	8,657	1,261

14.	INCOME TAXES

The Company and its subsidiaries, and the consolidated VIEs file tax returns separately.

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

14.	INCOME TAXES (cont.)

British Virgin Islands

The Company’s subsidiary incorporated in the BVI is not subject to taxation.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazette on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%.

PRC

The Company’s subsidiary and VIEs incorporated in PRC are subject to PRC Enterprise Income Tax (“EIT”) law. Pursuant to the relevant laws and regulations in the PRC, Puyi Bohui is regarded as an accredited software company and a High and New Technology Enterprise (“HNTE”), and thus enjoys preferential tax treatments, including being exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Puyi Bohui, tax year 2015 was the first profit-making year and accordingly, Puyi Bohui has made a 12.5% tax provision for its profits from January 1, 2018. Puyi Zhongxiang is qualified for Shenzhen Qianhai modern services cooperation district entity tax preference and is subject to an income tax rate for 15%. Chongqing Fengyi and Puyi Consulting are qualified for west development taxation preference and is subject to an income tax rate for 15%. Other PRC subsidiaries are subject to a standard 25% EIT.

The components of the income tax provision are:

	Years Ended June 30,
	2018	2019	2019
	RMB	RMB	US$

Current	8,490	10,288	1,499
Deferred	(229)	(892)	(130)
Total income tax provision	8,261	9,396	1,369

The principal components of the deferred income tax assets and liabilities are as follows:

	As of June 30,
	2018	2019	2019
	RMB	RMB	US$

Non-current deferred tax assets:
Tax loss carry forward	4,241	6,062	883
Less: valuation allowances	-	929	135
Total	4,241	5,133	748

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

14.	INCOME TAXES (cont.)

The Company had total tax loss carry-forwards of RMB16,965 and RMB28,261 as of June 30, 2018 and 2019, respectively. As of June 30, 2019, the tax loss carry-forwards of RMB238, RMB2,317, RMB10,908 and RMB14,798 are to expire for the years ending June 30, 2021, 2022, 2023 and 2024, respectively. During the years ended June 30, 2018 and 2019, there was no tax loss carried forward expired and canceled.

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years ended June 30,
	2018	2019	2019
	RMB	RMB	US$

Income from operations before income taxes	71,878	61,419	8,947
PRC income tax statutory rate	25%	25%	25%
Income tax at statutory tax rate	17,970	15,355	2,237
Preferential tax treatments and tax holiday effects	(8,937)	(7,019)	(1,022)
Super deduction of qualified R&D expenditures	(772)	(857)	(125)
Expenses not deductible for tax purposes	-	388	57
Uncertain tax provision	-	600	87
Valuation allowances	-	929	135
Income tax expense	8,261	9,396	1,369

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of June 30, 2018 and 2019, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

The Company analyzes its uncertain income tax positions concerning with transfer pricing on a regular basis, which were primarily concerned with sales activities conducted among the subsidiaries that had different income tax rates (ranging from 12.5% to 25%) and the amount of taxes that could have been paid additionally, in aggregation, had those sales activities were conducted among subsidiaries without any preferential income tax rates. When such potential impact is identified, the Company recognize 100% of the calculated income tax exposure as an income tax expense and other tax liabilities.

Movements of other tax liabilities are as follows:

	RMB	US$

Balance as of June 30, 2016	6,700	1,013
Provisions for uncertain tax positions in fiscal year 2017	2,000	302
Balance as of June 30, 2017	8,700	1,315
Provisions for uncertain tax positions in fiscal year 2018	-	-
Balance as of June 30, 2018	8,700	1,315
Provisions for uncertain tax positions in fiscal year 2019	600	40
Balance as of June 30, 2019	9,300	1,355

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

15.	EARNINGS PER SHARE

The computation of basic and diluted net income per ordinary share is as follows:

	Year ended June 30,
	2018	2019	2019
	RMB	RMB	US$

Numerator:
Net income	63,617	52,023	7,578
Less: Net (loss) attributable to the non-controlling interests	(979)	(1,508)	(220)
Net income attributable to the Company’s shareholders	64,596	53,531	7,798

Denominator:
Weighted average number of ordinary shares outstanding	80,000,000	84,997,628	84,997,628

Basic & diluted net income per ordinary share	0.807	0.630	0.092

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

16.	RESTRICTED NET ASSETS

As most of the Company’s operations are conducted through its PRC subsidiaries and VIEs, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from its PRC subsidiaries and VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by its PRC subsidiaries and VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries and VIEs included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

In accordance with the PRC regulations on Enterprises with Foreign Investment, a WFOE established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A WFOE is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Puyi Consulting is subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for a discretionary surplus reserve, at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. All of the Company’s PRC VIEs are subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2018 and 2019, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries and VIEs that were included in the Company’s consolidated net assets, were approximately RMB231,277 and RMB347,872 respectively.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

17.	RELATED PARTY TRANSACTIONS

The following is a list of the related parties with whom the Company conducted significant transactions, and their relationship with the Company:

Related parties	Relationship
Mr. Yu Haifeng	Controlling shareholder and Chairman of the Company CEO of the Company until September 20, 2019
Puyi Inc.’s founding shareholders before IPO	Shareholders of Puyi Inc. before IPO
Renshou Xinrui Enterprise Management Center LLP	Ultimately controlled by Mr. Yu
Fanhua Inc.	Shareholder of Puyi since September 2018
Tibet Zhuli Investment Co., Ltd.	Subsidiary of Fanhua Inc.
Zhonghui Huiguan Investment Management Co., Ltd.	Subsidiary of Puyi Inc.
Shenzhen Taozhan Trade Co., Ltd.	Related party of Zhonghui
Red Lake Yongjin No.1 (Shenzhen) Investment LLP	A vehicle controlled by Zhonghui’s minority shareholder by April 2019 and managed by the Company thereafter

The principal related party balances and transactions as of and for the years ended June 30, 2018 and 2019 are as follows:

Related party transactions:

	Year ended June 30
	Nature	2018	2019	2019
		RMB	RMB	US$
Tibet Zhuli Investment Co., Ltd.	(a)	-	1,048	152
Tibet Zhuli Investment Co., Ltd.	(a)	-	50,000	7,283
Puyi Inc.’s founding shareholders	(b)	-	529	80
Shenzhen Taozhan Trade Co., Ltd	(c)	-	410	59
Mr. Yu Haifeng	(d)	-	80	12
Red Lake Yongjin No.1 (Shenzhen) Investment LLP	(e)	-	581	85

Nature of transactions:

(a)	In August 2018, we received a short-term loan with a principal amount of RMB50.0 million from Tibet Zhuli Investment Co., Ltd. (“Tibet Zhuli”), which was controlled by Fanhua Inc, our shareholder. The amounts are unsecured, bearing interest at 8.5% per annum and are repayable after 6 months from the date of the agreement. As of December 31, 2018, the principal and interest of the loan have been fully paid back. Interest expense from loan payable to Tibet Zhuli recognized in 2018 was RMB1.0 million (US$0.1million). In December 2018, we acquired 15% shares of Baoying from Tibet Zhuli, the related party since September 2018.
(b)	The five founding shareholders of Puyi Inc. were Worldwide Success Group Limited, Winter Dazzle Limited, Danica Surge Limited, Advance Tycoon Limited and Future One Holdings Limited. During the reporting period, these five shareholders together contributed US$80 to Puyi Inc.
(c)	In July 2018, we acquired Zhonghui Huiguan Investment Management Co., Ltd.(“Zhonghui”) which provided a loan of RMB1.0 million to its related party Shenzhen Taozhan Trade Co., Ltd.(“Taozhan”). During the reporting period, Taozhan paid back partial of the loan.
(d)	Repayment of short-term loans.
(e)	In September 2018, we incurred advisory fee expenses to Red Lake Yongjin No1 (Shenzhen) Investment LLP for a potential non-performing loan project.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

17.	RELATED PARTY TRANSACTIONS (cont.)

Amounts due from related parties:

	As of June 30,
	2018	2019	2019
	RMB	RMB	US$

Mr. Yu Haifeng	80	-	-
Shenzhen Taozhan Trade Co., Ltd.	-	590	86
Total	80	590	86

Amounts due from Mr. Yu Haifeng are business advances of operational purposes and have already been settled in July, 2018.

Amount due from Shenzhen Taozhan Trade Co., Ltd. is a loan provided by Zhonghui.

Amounts due to related parties:

	As of June 30,
	2018	2019	2019
	RMB	RMB	US$

Due to principal shareholder for acquisition of subsidiaries	2,116	-	-

The balance of RMB 2,116 as of June 30, 2018 was a result of the acquisition of subsidiaries under common control and the full balance has been settled in July, 2018.

18.	SHAREHOLDERS’ EQUITY

The shareholders’ equity structure as of June 30, 2018 was presented after giving retroactive effect to the reorganization of the Company that was completed on September 6, 2018. Immediately before and after reorganization, the Company together with its wholly-owned subsidiaries, Puyi Group, Puyi HK, WFOE, Baoying and its VIEs were effectively controlled by the same shareholders; therefore, for accounting purpose, the reorganization was accounted for as a recapitalization.

Puyi Inc. was established under the laws of the Cayman Islands on August 6, 2018. The authorized number of ordinary shares is 2,000,000,000 shares with par value of US$0.001 each. On August 6, 2018, the Company issued an aggregate of 80,000,000 ordinary shares at a price of US$0.001 per share with total consideration of US$80, pro-rata to the shareholders of the Company as of such date. In accordance with SEC SAB Topic 4, the nominal share issuance was accounted for as a stock split and that all share and per share information has been retrospectively restated to reflect such stock split for all periods presented.

On September 3, 2018, the Company purchased the remaining equity interest of 15.41% of Fanhua Puyi from Beijing Fanlian Investment Limited (controlled by Fanhua Inc.) in exchange for (i) a cash consideration of RMB10,028,117; and (ii) new issuance of 4,033,600 ordinary shares of the Company to Fanhua Inc. at a consideration of US$1,468,976.8.

On March 29, 2019, Puyi listed its American depositary shares (“ADSs”), every two ADSs representing three ordinary shares (with each ADS representing 1.5 ordinary shares), on the NASDAQ Global Market in the IPO. As a result, Puyi issued a total of 4,292,276 ADSs at US$6.0 per ADS in connection with its IPO and received net proceeds of approximately US$22.9 million, after deducting underwriting discounts and the estimated offering expenses. Upon the completion of the IPO, Puyi had a total of 90,472,014 ordinary shares.

As of June 30, 2018 and 2019, 80,000,000 and 90,472,014 ordinary shares were issued at par value, equivalent to share capital of US$80 and US$90, which was outstanding as of the issuance date of the financial statements.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

19.	NON-CONTROLLING INTEREST

On July 3, 2018, Puyi Asset Management acquired 51% of Shenzhen Qianhai Zhonghui Huiguan Investment Management Co., Ltd. (“Zhonghui”). Now Zhonghui is the Company’s majority-owned subsidiary and is consolidated in the Company’s financial statements with non-controlling interest recognized for RMB 1.58 million for the fiscal year of 2019. Subsequent to the acquisition, an additional RMB 2.45 million was further injected by Zhonghui’s minority shareholders (see Note 4).

On September 3, 2018, the Company has entered into a share purchase agreement with Beijing Fanlian Investment Limited (“Beijing Fanlian”) for the acquisition of the remaining 15.41% equity interest in Puyi Fund at a consideration of approximately RMB 10.0 million with the NCI’s book value of approximately RMB 8.2 million. This has brought the Company’s total shares in Puyi Fund to 100%. In return, the Company issued an additional 4,033,600 new ordinary shares on September 5, 2018 to Fanhua Inc., which is the ultimately shareholder of Beijing Fanlian, at approximately RMB 10.0 million.

20.	GUARANTEE

In August 2018, we were a guarantor of a short-term loan with a principal amount of RMB100.0 million between Red Lake Yongjin No.1 (Shenzhen) Investment LLP (a non-performing loan fund we managed) and Tibet Zhuli Investment Co., Ltd., which was controlled by Fanhua Inc. The loan bears interest at 12.0% per annum and the principal and interest have been fully paid back by October 2018.

21.	COMMITMENT AND CONTINGENCIES

Operating lease commitments:

The Company has several non-cancelable operating leases, primarily for office premises.

Future Lease liability under non-cancelable operating leases as of June 30, 2019 are:

	Lease Liability	Lease Liability
	RMB	US$
Year ending June 30:
2020	7,681	1,119
2021	7,397	1,077
2022	6,807	992
2023	6,115	891
2024	2,034	296
After 2024	370	54
Total	30,404	4,429

Rental expenses incurred under operating leases for the year ended June 30, 2018 and 2019 amounted to RMB4,026 and RMB7,645 respectively.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceeding regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable.

The Company has no significant pending litigation as of issuance date of the financial statements.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

22.	CONCENTRATIONS

Concentration risks

Details of the customers accounting for 10% or more of total net revenues are as follows:

	Year ended June 30
	2018	% of net revenues	2019	2019	% of net revenues
	RMB		RMB	US$

Company A	47,856	28.9%	109,130	15,897	53.7%
Company B	44,452	26.8%	23,987	3,494	11.8%
Company C	27,855	16.8%	*	*	*
	120,163	72.5%	133,117	19,391	65.5%

*	represented less than 10% of total net revenues for the fiscal year.

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of June 30,
	2018	%	2019	2019	%
	RMB		RMB	US$

Company A	27,633	89.8%	10,398	1,515	37.4%
Company D	*	*	5,042	734	18.2%
Company E	*	*	4,022	586	14.5%
Company F	*	*	3,630	529	13.1%
	27,633	89.8%	23,902	3,364	83.2%

*	represented less than 10% of account receivables as of the year end.

23.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance of the consolidated financial statements and no subsequent event has been identified that would have required adjustment or disclosure in the consolidated financial statements.