Form 20-F
period 2020-06-30
PUYI, INC.
filed 2020-09-28
CIK 1750264

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended June 30, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________

For the transition period from __________ to ___________

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 90,472,014 ordinary shares, par value $0.001 per share, as of June 30, 2020.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

☐ Large Accelerated filer ☒ Non-accelerated filer	☐ Accelerated filer ☒ Emerging growth company

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADS(s)” refers to our American depositary share(s), each ADS representing 1.5 ordinary shares;

●	“assets under management” or “AUM” refers to the net asset value of funds we manage under our asset management services, for which we are entitled to management fees and performance-based fees;

●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan;

●	“EIT” refers to PRC enterprise income tax;

●	“emerging middle class population” refers to individuals in China with investable assets of between RMB30,000 and RMB600,000;

●	“FoF(s)” refers to fund(s) of funds;

●	“MOFCOM” refers to the Ministry of Commerce of the PRC;

●	“mass affluent population” refers to individuals in China with investable assets of between RMB600,000 and RMB6 million;

●	“NASDAQ” refers to the NASDAQ Global Market;

●	“NPL(s)” refers to non-performing loan(s);

●	“ordinary shares” refers to our ordinary shares, par value US$0.001 per share;

●	“PIPE” refers to private investment in public equity;

●	“Puyi,” “we,” “us,” “our company,” “our group” and “our” refer to Puyi Inc. and its subsidiary and consolidated entities;

●	“QDII” refers to Qualified Domestic Institutional Investor;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SAFE” refers to the State Administration of Foreign Exchange of China;

●	“transaction value” refers to the aggregate value of the wealth management products we distribute through our wealth management business during a given period;

●	“TMT” refers to the telecommunications, media and technology;

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States; and

●	“VIE(s)” refers to variable interest entity(ies).

Our reporting currency is the Renminbi because our business is mainly conducted in China and a substantial majority of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0651 to US$1.00, the exchange rate on June 30, 2020 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements relate to, among others:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	the expected growth of the industries in which we operate;

●	our expectations regarding demand for and market acceptance of the products and services we

●	distribute, manage or offer;

●	our expectations regarding keeping and strengthening our relationships with product providers;

●	relevant government policies and regulations relating to the industries in which we operate;

●	our ability to attract and retain qualified employees;

●	our ability to stay abreast of market trends and technological advances;

●	our plans to invest in research and development to enhance our product choices and service offerings;

●	competition in the industries in which we operate;

●	general economic and business conditions in China and internationally;

●	other conditions affecting our business, including the international trade tension and the COVID-19 pandemic;

●	our ability to obtain certain licenses and permits necessary to operate and expand our businesses; and

●	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial data as of June 30, 2019 and 2020 and for the years ended June 30, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The financial data as of June 30, 2018 is included in the 2019 annual report of the group.

The selected financial data should be read in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Our historical results are not necessarily indicative of our results for any future periods. See “Item 3. Key Information — D. Risk Factors” in this annual report.

Selected Consolidated Statements of Operations and Comprehensive Income (Loss)

	For the year ended June 30,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues:
Wealth management services	140,403	193,082	106,444	15,066
Corporate financing services	13,710	6,271	6	1
Asset management services	103	2,767	23,033	3,260
Information technology services and others	11,595	1,111	-	-
Total net revenues	165,811	203,231	129,483	18,327
Operating costs and expenses:
Cost of sales	(28,825)	(31,092)	(31,759)	(4,495)
Selling expenses	(45,470)	(67,487)	(84,074)	(11,900)
General and administrative expenses	(28,623)	(48,572)	(67,174)	(9,508)
Total operating costs and expenses	(102,918)	(147,151)	(183,007)	(25,903)
Income from operations	62,893	56,080	(53,524)	(7,576)
Other income, net:
Investment income	5,144	172	1,499	212
Interest income	3,640	5,956	11,003	1,557
Interest expenses	-	(1,048)	-	-
Others, net	201	259	5,077	719
Income (loss) before income taxes	71,878	61,419	(35,945)	(5,088)
Income tax (expense) benefit	(8,261)	(9,396)	2,394	339
Net income (loss)	63,617	52,023	(33,551)	(4,749)
less: net loss attributable to non-controlling interests	(979)	(1,508)	(648)	(92)
Net income (loss) attributable to the Company’s shareholders	64,596	53,531	(32,903)	(4,657)
Net income (loss) per share:
Basic and diluted	0.807	0.630	(0.364)	(0.051)
Net income (loss) per ADS:
Basic and diluted	1.211	0.945	(0.546)	(0.077)
Weighted average number of shares used in computation:
Basic and diluted	80,000,000	84,997,628	90,472,014	90,472,014
Net income (loss)	63,617	52,023	(33,551)	(4,749)
Other comprehensive income, net of tax: Foreign currency translation adjustments	-	11	456	65
Total comprehensive income (loss)	63,617	52,034	(33,095)	(4,684)
Less: Comprehensive loss attributable to the non-controlling interests	(979)	(1,508)	(648)	(92)
Comprehensive income (loss) attributable to Puyi Inc.’s shareholders	64,596	53,542	(32,447)	(4,592)

Selected Consolidated Statements of Financial Position

	As of June 30,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Total current assets	214,574	467,124	393,222	55,657
Total assets	225,866	479,409	432,711	61,246
Total current liabilities	32,214	75,833	47,521	6,726
Total liabilities	32,214	75,833	62,230	8,808
Total equity interest attributable to the company	184,793	400,403	367,956	52,081
Non-controlling interests	8,859	3,173	2,525	357

Selected Consolidated Statements of Cash Flow:

	For the year ended June 30,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	44,916	98,040	(88,749)	(12,562)
Net cash provided by (used in) investing activities	10,047	62,539	(53,081)	(7,513)
Net cash provided by financing activities	-	155,262	-	-
Net increase (decrease) in cash and cash equivalents, and restricted cash	54,963	315,841	(141,830)	(20,075)
Cash and cash equivalents, and restricted cash at beginning of year	57,037	112,000	430,268	60,900
Cash and cash equivalents, and restricted cash at end of year	112,000	430,268	288,894	40,890

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

Risks Related to Our Business and Industry

The wealth management products that we distribute involve various risks and our failure to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects.

Under our wealth management services, we distribute a broad variety of wealth management products. The products we distribute can be divided into publicly raised fund products and privately raised fund products. These products often have different structures and involve various risks, including default risks, interest risks, liquidity risks and other risks. Our success in distributing these products depends, in part, on our successful identification and full appreciation of risks associated with such products. Not only must we keep pace with third-party wealth management product providers and prudently select products, but we must also accurately describe the products to, and evaluate them for, our clients. Although we seek to implement strict risk management policies and procedures, they may not be fully effective in mitigating the risk exposure of our clients in all market environments or against all types of risks. Moreover, our clients could experience losses on raised capital as a result of poor investment performance by our distributed funds. In addition, in the event that any of the distributed funds under our management were to perform poorly, it would be more difficult for us to raise new capital. If we fail to identify and fully appreciate any of the aforementioned risks associated with products we distribute to our clients, or fail to disclose such risks to our clients, and as a result our clients suffer financial loss or other damages resulting from their purchase of the wealth management products following our wealth management and product recommendations and services, our reputation, client relationships, business and prospects will be materially and adversely affected.

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

China’s wealth management marketplace is a relatively new and evolving industry, and the laws and regulations governing our services are still developing. There are substantial uncertainties as to the legal system and the interpretation and implementation of the PRC laws and regulations applicable to the wealth management industry. To date, the PRC government has adopted a unified regulatory framework governing the distribution and management of publicly raised fund products; however, currently only an interim regulatory framework exists to govern privately raised fund products. In addition, only two regulatory documents issued by the State Council set out the prohibitive provisions regarding local financial assets exchanges and exchange administered products. Exchange administered products are currently mainly subject to the regulation of the local office of finance at the provincial and municipal levels.

Under applicable laws and regulations, while a license is required for the distribution of publicly raised fund products, the distribution of privately raised fund products by non-licensed distributors is not prohibited by the current applicable laws and regulations. Fanhua Puyi has obtained a fund distribution license from the China Securities Regulatory Commission (“CSRC”) and we entered into a majority of fund distribution agreements with fund managers through this subsidiary. To comply with PRC laws and regulations, for certain privately raised fund products, we may collect distribution commissions in the form of advisory service fees under advisory service agreements with fund managers which is not prohibited by the current applicable laws and regulations.

In addition, fund managers managing privately raised funds are required to register with the Asset Management Association of China (“AMAC”); unregistered individuals or institutions are not permitted to conduct securities investment activities under the names of “funds” or “fund management.” We are in the process of applying for a license to operate as a fund manager for privately raised funds. To comply with PRC laws, we currently collaborate with licensed fund managers and structure our fund management services as providing advisory services to them. Neither the fund management services under advisory service agreements with fund managers, nor our service fees generated from such agreements are prohibited by the applicable laws and regulations. However, we cannot assure you that the relevant PRC government will agree with our interpretation of the relevant laws and regulations. If the PRC government interprets the relevant rules differently and deems our role in such arrangements as requiring the fund management license, it may order us to cease our provision of fund management services until our relevant group entities successfully acquire the fund management license. We cannot assure you that our relevant group entities will be able to obtain the fund management license promptly, if at all, and any failure to do so would require us to permanently cease such services, which may materially and adversely affect our business.

As the wealth management services industry in China is at an early stage of development, new laws and regulations applicable to our business may be adopted to address new issues that arise from time to time or to require additional licenses and permits for distribution of products other than funds such as exchange administered products. As a result, substantial uncertainties exist regarding the evolution of the regulatory system and the interpretation and implementation of current and any future Chinese laws and regulations applicable to the wealth management services industry.

We cannot assure you that we will be able to maintain our existing licenses and permits, renew any of them when their current term expires or obtain additional licenses required for our future business expansion. If we are unable to maintain and renew one or more of our current licenses and permits, or obtain such renewals or additional licenses required for our future business expansion on commercially reasonable terms, our operations and prospects could be materially disrupted. Moreover, new PRC regulations promulgated in the future may require that we obtain additional licenses or permits in order to continue to conduct our business operations and we cannot assure you that we would be able to obtain such licenses or permits in a timely fashion, or at all. If any of the foregoing were to occur, our business, financial condition and prospects would be materially and adversely affected.

If certain categories of products currently traded on local financial assets exchanges become restricted or prohibited, or if local financial assets exchanges are prohibited from listing exchange administered products, our business, financial condition and prospects would be materially and adversely affected.

Since December 2016, we have collaborated with two local financial assets exchanges, namely Tianjin Financial Asset Exchange and Guangzhou Financial Asset Exchange, to distribute financial products administered by them. In the fourth quarter of 2018, we began collaborating with two additional financial assets exchanges based in Guizhou and Xiamen, respectively. In addition, in line with current industry trends, we have further optimized our product portfolio and market strategies and ceased to offer exchange administered products since October 2019. As of June 30, 2020, our outstanding balance of exchange administered products was approximately RMB0.1 billion. Unlike fund products (including asset management plans), the PRC government has not adopted a regulatory framework governing such local exchanges or the listing, trading and distribution of exchange administered products. The local financial assets exchanges are established upon approval of the local governments, and the exchange administered products listed and traded on these exchanges are filed with and approved by local financial assets exchanges under the supervision of the offices of finance at the municipal and provincial levels. As a result, the major product types selected for distribution on such exchanges are dependent upon local regulatory environment and policies. If any significant product types are discouraged by the local government authorities, our product portfolio and related revenues may be negatively impacted and, as a result, our business, financial condition and prospects would be materially and adversely affected.

We may not be able to continue to retain or expand our primary target client base of the mass affluent and emerging middle class population or maintain or increase the amount of investments made by our primary clients in the products we distribute.

Our target client base is China’s large population of mass affluent and emerging middle class individuals. In light of China’s rapidly-evolving wealth management industry, we cannot assure you that we will be able to maintain or increase the number of our clients or that our existing clients will maintain the same level of investment in the wealth management products that we distribute. As China’s wealth management industry is at an early stage of development and is currently highly fragmented, we face competition from numerous types of market players including commercial banks, non-bank traditional financial institutions and online-based service providers. Moreover, many of our existing and future competitors may be better equipped or adopt better sales and marketing tactics directed toward our target clients, and may capture market opportunities to grow their client bases more effectively compared to us. In addition, the evolving regulatory landscape of China’s financial service industry may not affect us and our competitors proportionately with respect to the ability to maintain or grow our client base, and may lose our leading position if we fail to maintain or further grow our client base at the same pace as our competitors. A decrease in the number of our clients or a decrease in their spending on the products that we distribute may reduce revenues derived from our wealth management services and our asset management services. If we fail to continue to meet our clients’ expectations on the returns from the products we distribute or manage or if they are no longer satisfied with our services, they may leave us for our competitors and our reputation may be damaged by these clients, which may, in turn, adversely affect our business, financial condition, results of operations and ability to attract new clients.

If we are required to obtain ICP licenses for the operation of our app, we may not be able to offer relevant information and transaction processing services and our business and operations may be negatively affected.

We have launched a mobile app, “Puyi Fund” (普益基金), which enables our clients to complete transactions online in relation to our publicly raised fund products. We do not have any web-based online platforms. According to the Provisions on the Administration of Mobile Internet Application Information Services, or the App Provisions, issued by Cyberspace Administration of China on June 28, 2016, any owner or operator providing information services through a mobile internet application, or an “app,” must obtain the relevant qualification(s) as required by laws and regulations. The App Provisions, however, do not further clarify the scope of “information services,” nor do they specify what “relevant qualification(s)” that an app owner or operator must obtain. In practice, operational activities of a company conducted through an app is subject to the supervision of the local departments of the Information Communications Administration, and often, the local departments differentiate the operational activities conducted through websites and through apps. In many cases, standalone apps through which a company provides information services without any web-based online services are not required to obtain ICP licenses. However, the interpretation and enforcement of such laws and regulations are subject to the substantial discretion of the local authorities. We cannot rule out the possibility that the local departments of the Information Communications Administration would take the view that the current primary information services and transaction processing services provided by us through the app would require an ICP license or that, without such license, we would be prohibited from rendering such services. If we require an ICP license for our app, our inability to obtain the license in a timely manner or at all may have a material adverse effect on our business and operations.

If we fail to recruit and retain qualified seed clients, our business could suffer.

We rely on our seed clients to market our products or services to potential clients as well as to provide services to and to develop and maintain relationships with our existing clients. As we further grow our business and expand into new cities and regions, our need for high quality seed clients will increase. We have been actively recruiting and will continue to recruit qualified seed clients to join our coverage network. However, there is no assurance that we can recruit and retain a sufficient number of seed clients who meet our high quality requirements to support our further growth. In some of the branch offices that we have recently established or plan to establish, the client pool from which we can recruit seed clients is smaller than in major economic centers such as Shanghai and Beijing. Even if we are able to recruit sufficient seed clients, we may need to incur significant training and administrative related expenses in order to prepare them to market our products or services, which would increase our operating costs and reduce our profitability. In addition, we pay commission to our seed clients as returns. Although such commissions are not prohibited by applicable laws and regulations, we cannot assure you that relevant authorities would not deem that our seed clients are distributing products on our behalf and prohibit such commission payment in the future. If so, we may be subject to fines and/or may be ordered to cease paying such fees to our seed clients, we may be unable to attract and retain highly productive seed clients, and our business could be materially and adversely affected.

We rely on highly qualified product providers that we collaborate with.

We view our collaborative relationships as a core asset for developing our wealth management business, product portfolios and professional networks. We source products from high quality third-party product global providers in China, including 32 public fund companies and four leading securities firms. These parties have contributed to a majority of our fund products, including approximately 1,500 publicly raised fund products. In addition, we actively seek collaborative opportunities with well-recognized fund managers to manage our FoFs, which allows us to deliver returns to our clients in a cost-effective manner. As such, our business is heavily dependent on our relationships with these third-party producers and, although we have maintained stable relationships with them, any material deterioration or termination of our relationships with any major product providers or fund managers, or the failure to further expand our network with such third-party products, could inhibit our ability to secure products or manage funds, which in turn would have a material adverse effect on our business, financial condition and growth prospects. In addition, a decline in the financial condition of one or more of our third-party product providers may expose us to credit losses or defaults, limit our access to liquidity or otherwise disrupt the operations of our businesses. Downgrades in the credit or financial strength ratings assigned to the counterparties with whom we collaborate or other adverse reputational impacts to such counterparties could create the perception that our financial condition will be adversely impacted as a result of potential future defaults by such counterparties, which could have a negative impact on our business and operating performance as well as on our clients’ confidence in us and our products.

A decline in the investment performance of products distributed or managed by us could negatively impact our revenues and profitability.

Investment performance is a key competitive factor for the products that we distribute and manage. Strong investment performance helps us to retain and expand our client base and to generate new sales of products and services, and is therefore an important element to our goals of maximizing the value of products and services provided to our clients and our AUM. There can be no assurance as to how our future investment performance will compare to our competitors or that our historical performance will be indicative of future returns. Any drop or perceived drop in investment performance as compared to our competitors could cause a decline in sales of our investment products and services, which may also reduce our aggregate AUM and management fees. Poor investment performance could also adversely affect our ability to expand the distribution of third-party wealth management products and our self-developed products.

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

We derive a majority of our revenues from distribution commissions and performance-based fees from wealth management services, and the management fees and carried interest from the funds that we manage. The relative fee rates are negotiated between us and third-party product providers or the investors and vary from product to product. Future fee rates may be subject to change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect product providers or investors. These factors, which are not within our control, include the capacity of product providers to place new business and realize profits, client demand and preference for wealth management products, the availability of comparable products from other product providers at a lower cost and the availability of alternative wealth management products for clients. In addition, the historical volume of wealth management products that we have distributed or managed may have a significant impact on our bargaining power with third-party wealth management product providers in relation to the fee rates for future products. As we do not determine, and cannot predict, the timing or extent of fee rate changes with respect to our wealth management products and our fund management services, it is difficult for us to assess the potential effect of any of these changes on our operations. In order to maintain our relationships with our product providers and to enter into contracts for new products, we may have to accept lower distribution commission rates or other less favorable terms, which could reduce our revenues. Furthermore, as we continue to grow our asset management business, we may face similar risks in connection with the fee rates for the provision of related services.

Any material change in the fund sales models adopted by the fund managers that we collaborate with may have a significant impact on our revenues, cost of sales and results of operations.

Our largest business line is wealth management services, and a significant portion of our wealth management services revenue is derived from privately raised fund products. In China, a product provider of privately raised fund products (i.e. a fund manager) has sole discretion in selecting the sales model of its fund products as under either a direct sales model or distributions on a commission basis model. The sale model selected by the fund manager determines whether we need to pay commissions to seed clients and thereby recognize such commissions as our cost of sales. Under the direct sales model, we generate revenue on a net-commission basis, which means product providers are responsible for paying commissions to our sales agents, including seed clients. In contrast, we generate revenue on a gross-commission basis under the distribution on commission basis model, which means we recognize the commissions paid to third parties including seed clients as cost of sales. Moreover, the fund manager can subsequently change the sales model during the term of the relevant fund. See “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – A. Operating Results – Major Factors Affecting Our Results of Operations – Product Mix.” Given that the selection of the sales model is at the sole discretion of the fund manager and is outside of our control, the respective proportion of products that we offer on a net-commission basis or a gross-commission basis may vary from year to year, which may lead to fluctuations in our net revenues, cost of sales and gross margin. For the year ended June 30, 2020, we did not distribute any products on a net-commission basis. If we distribute products on a net-commission basis in the future, our cost of sales may decrease as the fund managers will pay the commissions to our seed clients directly under the net-commission-based funds. As a result, any material change in fund sales models adopted by our fund managers may have a significant effect on our business, revenues, cost of sales and results of operations.

We depend on a small number of third-party product providers to derive a significant portion of our net revenues and this dependence is likely to continue.

We derive a significant portion of our net revenues from a limited number of third-party wealth management product providers. For accounting purposes, we treat these third-party product providers as our customers under our wealth management services. For the years ended June 30, 2019 and 2020, two and three of our product providers, respectively, each accounted for more than 10% of our total net revenues, and collectively accounted for 65.5% and 59.8% of our total net revenues, respectively. If we lose any one of our major product providers or any of these product providers significantly reduces its volume of business with us, and we are unable to seek alternative product providers on a timely basis, or at all our net revenues and profitability would be substantially reduced. In addition, the volume of products we source and distribute from specific product providers may vary from period to period, particularly because we are not the exclusive distributor for any particular product provider. Our high customer concentration may also adversely affect our ability to negotiate fee rates with these product providers, which may in turn materially and adversely affect our results of operations.

Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including employee and seed client misconduct.

We have devoted significant resources to developing our risk management policies and procedures and will continue to do so. Nonetheless, our ability to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Many of our risk management policies and procedures are based upon observed historical market behavior or statistics based on historical models.

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

Moreover, we are subject to the risks of error and misconduct by our employees and seed clients, including:

●	engaging in misrepresentation or fraudulent activities when marketing or distributing wealth management products to clients;

●	improperly using or disclosing confidential information of our clients, third-party wealth management product providers or other parties;

●	concealing unauthorized or unsuccessful activities; or

●	otherwise not complying with laws and regulations or our internal policies or procedures.

Although we have established an internal compliance system to supervise service quality and regulation compliance, these risks may be difficult to detect in advance and deter, and could harm our business, results of operations and financial performance.

In addition, although we perform due diligence on potential clients, we cannot assure you that we will be able to identify all the possible issues based on the information available to us. If certain investors do not meet the relevant qualification requirements for products we distribute or under applicable laws, we may also be deemed in default of the obligations required by law and in our contracts with our product providers. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to properly record and verify a large number of transactions and events. In the event that our policies and procedures are not fully effective in mitigating our risk exposure in all market environments or against all types of risk, our business, financial condition and results of operations may be materially and adversely affected.

Our business is subject to risks related to lawsuits and other claims brought by our clients.

We are subject to lawsuits and other claims in the ordinary course of our business. Pursuant to the Minutes of the National Courts’ Civil and Commercial Trial Work Conference (the “Conference”) issued by the Supreme People’s Court on November 8, 2019, where the issuer or distributor of a financial product fails to fulfill its suitability obligation, leading to any loss to the financial consumer in the process of purchasing the financial product, the financial consumer may not only request the issuer of the financial product to bear the liability for compensation, but also request the distributor of the financial product to bear the liability for compensation jointly and severally. In particular, we may face arbitration claims and lawsuits brought by our clients who have bought wealth management products based on our recommendations which turned out to be unsuitable. We may also encounter complaints alleging misrepresentation on the part of our employees and seed clients or that we have failed to carry out a duty owed to them. This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when clients or investors are experiencing losses. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us, including harm to our reputation. Our contract with our third-party wealth management product providers do not provide for indemnification of our costs, damages or expenses resulting from such lawsuits. As such, even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine or penalty could materially and adversely affect our operating results or cash flows for a particular future period, depending on our results for that period.

Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which primarily depend on earning and maintaining the trust and confidence of current or potential clients, are critical to our business. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, as well as costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee or seed client misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of our wealth management and product recommendations and services may not be the same as or better than that of other wealth management advisory firms or wealth management product distributors can also damage our reputation. Moreover, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

We face significant competition in the wealth management services industry, and if we are unable to compete effectively with our existing and potential competitors, we could lose our market share and our results of operations and financial condition may be materially and adversely affected.

The wealth management market in China is at an early stage of development and is currently highly fragmented and competitive, and we expect competition to persist and intensify. In distributing wealth management products, we face direct competition primarily from (i) commercial banks, (ii) non-bank traditional financial institutions, such as securities firms, fund managers and insurance companies with internal sales capabilities, (iii) online-based service providers, and (iv) third-party professional wealth management services providers that are not associated with financial institutions. In addition, there is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. New competitors that are better adapted to the wealth management services industry may emerge, we lose market share in key market segments and our business, financial condition and results of operations may be materially and adversely affected.

Further, our competitors may have greater financial and marketing resources than we do. For example, the commercial banks we compete with tend to enjoy significant competitive advantages due to their nationwide distribution network, established brand and credit, and much larger client base and settlement capabilities. Moreover, many of the wealth management product providers we work with, such as fund managers or securities firms, are also engaged in, or may in the future engage in, the distribution of wealth management products and they may benefit from their vertical integration of manufacturing and distribution.

In addition, in the asset management services sector, we may also face competition from fund management companies that have emerged or will emerge in the asset management business in China in the foreseeable future.

Our failure to respond in a timely and cost-effective manner to rapid product innovation in the financial industry may have an adverse effect on our business and operating results.

The financial industry is increasingly influenced by frequent new product and service introductions and evolving industry standards. We believe that our future success will depend on our ability to continue to anticipate product innovations and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. We cannot assure you that we will successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. In addition, product and service opportunities that our competitors develop or introduce may render our products and services noncompetitive. Any of foregoing could have a material adverse effect on our business and results of operations.

We may not be able to effectively implement our future business strategies, in which case our business and results of operations may be materially and adversely affected.

Driven by market research and our deep understanding of client needs, since 2019 we have been strategically devoting more resources to publicly raised fund products, particularly FoF-type of packaged publicly raised fund products. As we have become more focused on truly market-oriented fund products, including publicly raised fund products and privately raised fund products—public securities series, we have further increased our capital investments in seed client training and investor education to raise investor awareness on the benefits of these products. As a result of the foregoing, our operating costs and expenses significantly increased by 24.4% for the year ended June 30, 2020 from the year ended June 30, 2019, due to our increased selling and marketing efforts for publicly raised fund products including packaged publicly raised fund products, recruitment of additional investment advisors for sales and premium training expenses to seed clients, and our increased general and administrative expenses, which were in line with our business expansion. Such increase led to a decrease in our income from operations for the year ended June 30, 2020. We anticipate that we will need to continue to implement a variety of initiatives and allocate more resources to drive the continuing growth of our business. All of these endeavors involve risks and will require substantial management efforts, attention and skills, and additional expenditure. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability of our information technology systems to process a large amount of information of wealth management products, clients and transactions in a timely manner. The proper functioning of our OA system, finance system, investment advisor platform, operation database, client service and other data processing systems, together with the communication systems between our various branch offices and our headquarters in Guangzhou, is critical to our business and our ability to compete effectively. In particular, we rely on the online service platforms provided through our app, Puyi Fund (普益基金) to provide our clients with up-to-date product-related information online and a full-scope of online transaction processing services through which clients can execute transactions and monitor their investments portfolio. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability.

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

We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for the products that we distribute and the services we provide, adversely affect our revenues and harm our competitive position.

We rely primarily on a combination of copyright, trade secret, trademark and anti-unfair competition laws and contractual rights to establish and protect our intellectual property rights. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property or piracy will prove to be sufficient. For example, although we require our employees, wealth management product providers and seed clients to enter into confidentiality agreements in order to protect our trade secrets, other proprietary information and, most importantly, our client information, these agreements might not effectively prevent disclosure of our trade secrets, know-how or other proprietary information and might not provide an adequate remedy in the event of unauthorized disclosure of such confidential information. In addition, other parties may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Implementation of intellectual property-related laws in China has historically been lacking, primarily due to ambiguity in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Current or potential competitors may use our intellectual property without our authorization in the development of products and services that are substantially equivalent or superior to ours, which could reduce demand for our products and services, adversely affect our revenues and harm our competitive position. Even if we were to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or could require us to pursue litigation, which could involve substantial costs and diversion of management’s attention from the operation of our business.

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

Our future success depends on our continuing efforts to retain our existing management team and other key employees as well as to attract, integrate and retain highly skilled and qualified personnel, and our business may be disrupted if we are unable to do so.

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

If one or more of our executive officers or other key employees are unable or unwilling to continue in their present positions, we may not be able to find replacements easily or at all, which may disrupt our business operations. We do not have key personnel insurance in place. If any of our executive officers or other key employees joins a competitor or forms a competing company, we may lose clients, know-how, key professionals and staff members. Each of our executive officers has entered into a non-competition agreement with us as well as an employment agreement with us which contains confidentiality provisions. However, if any dispute arises between our executive officers and us, we cannot assure you of the extent to which any of these agreements could be enforced in China, where these executive officers reside, because of the uncertainties of China’s legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.” In the event that such agreements are deemed unenforceable in the context of a dispute with one of our employees, our business, financial condition and results of operations may be materially and adversely affected.

Our principal shareholders have substantial influence over our group and their interests may not be aligned with the interests of our other shareholders.

Mr. Yu Haifeng, our founder and chairman, beneficially owns 87.6% of our share capital and as a result, has substantial influence over our business operations, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Yu may take actions that are not in our best interests or the best interests of our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our group, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our group and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In such events, our business, financial condition and results of operations may be materially and adversely affected.

As a “controlled company” under the NASDAQ listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our principal shareholder owns more than a majority of the voting power of our outstanding ordinary shares. Under the NASDAQ listing rules, a company of which more than 50.0% of the voting power is held by an individual, group or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemption under the NASDAQ listing rules, we could elect to rely on this exemption in the future. If we were to elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during the period we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, our shareholders would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements.

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

Our revenues and operating results have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this annual report:

●	a decline or slowdown of the growth in the value of wealth management products, which may reduce the value of products we distribute for wealth management product providers and the products provided by us and, in turn, our revenues and cash flows;

●	negative public perception and reputation of the wealth management services industry;

●	unanticipated delays of anticipated rollouts of our products or services;

●	unanticipated changes to economic terms in contracts with our wealth management product providers, including renegotiations;

●	changes in laws or regulatory policy that could impact our ability to provide wealth management services and/or asset management services;

●	failure to enter into contracts with new wealth management product providers;

●	cancellations or non-renewal of existing contracts with wealth management product providers; and

●	changes in the number of clients who decide to terminate their relationship with us or who ask us to redeem their investment in our FoF products.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. In addition, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”) declared effective or do not have a class of securities registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected to opt in to such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can delay the adoption of the new or revised standard until private companies adopt the new or revised standard. Accordingly, our financial statements may not be comparable to other public companies that are not emerging growth companies or that are emerging growth companies which have opted out of using the extended transition because of the potential differences in accounting standards used.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the U.S. Securities and Exchange Commission (“SEC”) of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on an annual basis as press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, our shareholders may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

We intend to follow home country practice in lieu of the requirements under the NASDAQ Global Market rules with respect to certain corporate governance standards. Accordingly, our shareholders not be provided with the benefits of certain corporate governance requirements of the NASDAQ Global Market rules.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NASDAQ Global Select Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ended June 30, 2020, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act.

Our management has concluded that, as of June 30, 2020, our existing disclosure controls and procedures and internal control over financial reporting were ineffective, solely due to one material weakness. In accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness, which was first identified in the course of preparing our consolidated financial statements for the year ended June 30, 2018, relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. To remedy our identified material weakness, we have implemented and planned to implement a number of measures to address the material weakness that has been identified in connection with the audits of our consolidated financial statements, including (i) setting up a separate and independent department, the Financial Reporting Department, which is responsible to deal with complex U.S. GAAP technical accounting issues, and make relevant disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC; (ii) establishing relevant processes that are necessary for preparing consolidated financial reports and relevant disclosure; (iii) conducting trainings for the management and relevant personnel to enable them to have a full understanding of financial reporting requirements set forth by the SEC as well as the responsibilities of listed companies; and (iv) working closely with our auditors and lawyers to seek professional advice and guidance to address the material weakness.

Once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. In the future, our management may conclude that our internal control over financial reporting is still not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may not reach the same conclusion. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are unable to implement and maintain proper and effective internal control, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of the ADSs could decline and we could be subject to sanctions or investigations by the NASDAQ Global Select Market, SEC or other regulatory authorities.

We have limited insurance coverage.

Insurance companies in China do not offer as extensive an array of insurance products as insurance companies in more developed economies do. Other than casualty insurance on some of our assets, we do not have commercial insurance coverage for our other assets and personnel nor do we have insurance coverage for our general business operations, business interruption, litigation or product liability. We have determined that the costs of insurance coverage for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have a material and adverse effect on our results of operations and financial condition.

The current tension in international trade, particularly with regard to U.S. and China trade policies, may adversely impact our business, financial condition, and results of operations.

Although our business is not focused on cross-border transactions, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

Although the direct impact of the current international trade tension, and any escalation of such tension, on the wealth management industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

The global spread of COVID-19 pandemic could materially and adversely affect our business, financial condition and operating results.

The COVID-19 has, in the first half of 2020, had, and continues to have, a severe and negative impact on the Chinese and the global economy. Whether this will lead to a prolonged downturn in the economy is still unknown. The global spread of COVID-19 pandemic in major countries of the world have and may continue result in global economic distress, and the nature of and extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. Our results of operations for the first half of 2020 have been adversely affected, and there may be potential continuing impacts on subsequent periods if the pandemic and the resulting disruption were to extend over a prolonged period. In addition, if the global spread of COVID-19 and deterioration cannot be contained, risks set forth in this annual report may be exacerbated or accelerated at a heightened level.

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

Foreign ownership of certain parts of our businesses including fund management services is subject to restrictions under PRC laws and regulations. For example, foreign ownership in fund management companies that focus on securities investment funds may not exceed 51.0%. In addition, any foreign shareholder of a foreign-invested fund management company focusing on securities investment funds must be a financial institution approved by the national or regional financial regulatory authority where the foreign investor locates, and such national or regional financial regulatory authority must have signed a memorandum of understanding on bilateral regulatory cooperation with the CSRC or its approved institution. In addition, such foreign-invested fund management company must invest in domestic capital markets.

In December 2018, the CSRC announced that it entered into a memorandum of understanding on bilateral regulatory corporation with the Cayman Islands Monetary Authority (“CIMA”), the principal regulator for the financial services industry of the Cayman Island. However, as we are not a financial institution approved by the CIMA, we are not eligible to conduct our fund management business by directly establishing a foreign-invested fund management company. To comply with PRC laws and regulations and utilize our ability in providing fund management services, we conduct our business activities through our VIE, Puyi Bohui, and its subsidiaries. Through our PRC subsidiary, Puyi Consulting, we entered into a series of contractual arrangements with Puyi Bohui and its shareholders, which (i) enable us to exercise effective control over Puyi Bohui, (ii) enable us to receive substantially all of the economic benefits of Puyi Bohui, and (iii) provide us with an exclusive option to purchase all or part of the equity interests and assets in Puyi Bohui when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of Puyi Bohui and, as such, consolidate its financial results and subsidiaries into our consolidated financial statements under U.S. GAAP. Our consolidated affiliated entities hold the licenses, approvals and key assets that are essential for our operations.

In the opinion of our PRC legal counsel, ETR Law Firm, based on its understanding of the relevant PRC laws and regulations, (i) the ownership structures of our VIE in China and Puyi Consulting are not in violation of applicable PRC laws and regulations currently in effect; and (ii) each contract among Puyi Consulting, Puyi Bohui and its shareholders is legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any PRC laws or regulations, if the contractual arrangements among Puyi Consulting, our VIE and its shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, or if we or our VIE fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business license and/or operating license that such entities currently have or obtain in the further;

●	discontinuing or placing restrictions or onerous conditions on our operations;

●	imposing fines, confiscating the income from Puyi Consulting or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including by terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or

●	restricting or prohibiting our use of the proceeds from overseas offerings to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government’s actions would have on us and on our ability to consolidate the financial results of our VIE in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIE or our right to receive substantially all the economic benefits and residual returns from our VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with our VIE and its shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control.

Due to PRC restrictions on foreign ownership of fund management businesses in China, we operate our business in China through our VIE and its subsidiaries, or the VIEs, in which we have no ownership interest. We rely on contractual arrangements with our VIE, Puyi Bohui, and its shareholders including the Power of Attorney with each of the shareholders, to control and operate business of our consolidated affiliated entities. These contractual arrangements are intended to provide us with effective control over our consolidated affiliated entities and allow us to obtain economic benefits from them. In particular, our ability to control the consolidated affiliated entities depends on the Powers of Attorney, pursuant to which our PRC subsidiary Puyi Consulting can vote on all matters requiring shareholder approval in our VIE. We believe these Powers of Attorney are legally enforceable but may not be as effective as direct equity ownership.

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

The contractual arrangements we have entered into with our VIE and its shareholders, and any other arrangements and transactions among related parties that we currently have or will have in future, may be subject to scrutiny by the PRC tax authorities, which may determine that we owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

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

Both of the shareholders of Puyi Bohui, Mr. Yu Haifeng and Ms. Yang Yuanfen, are PRC nationals. They may have conflicts of interest with us. Conflicts of interest may arise from each of their dual roles as both shareholders of our company and shareholders of our VIE. We do not have existing arrangements to address potential conflicts of interest between those individuals and our group and cannot assure you that when conflicts arise, those individuals will act in the best interest of our group or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we may have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding. If any of the foregoing were to occur, our business, financial condition and results of operations may be materially and adversely affected.

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

An entity will generally be deemed an “investment company” for purposes of the Investment Company Act of 1940, as amended (the “1940 Act”) if: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (b) absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We believe that we are engaged primarily in the business of providing wealth management services and asset management services and not in the business of investing, reinvesting or trading in securities. We hold ourselves out as a third-party wealth management service provider and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we believe that we are not an investment company under Section 3(b)(1) of the Investment Company Act because, among other things, it is primarily engaged in a non-investment company business. If one or more of our operating entities ceased to be deemed as a wholly-owned subsidiary of ours, our interests in those subsidiaries could be deemed an “investment security” for purposes of the 1940 Act.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. The 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements, among other things. We intend to conduct our operations so that Puyi Inc. will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact business with affiliates, could make it impractical for us to continue our business as currently conducted and would have a material adverse effect on our business, financial condition, results of operations and the price of our ordinary shares. In addition, we may be required to limit the amount of investments that we make as a principal or otherwise conduct our business in a manner that does not subject us to the registration and other requirements on the 1940 Act.

Risks Related to Doing Business in China

Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations there. Accordingly, our business, financial condition, results of operations and prospects are significantly affected by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past 30 years, the growth has been uneven across different periods, regions and among various economic sectors of China, and the rate of growth has been slowing since 2012. We cannot assure you that the Chinese economy will continue to grow. Further, the Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources, some of which may benefit the overall Chinese economy but have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Also, in the past the Chinese government implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results. Accordingly, any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiary and VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiary is a foreign-owned enterprise and is subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-owned enterprises. The PRC legal system is a civil law system based on written statutes. Unlike common law system, prior court decisions may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our businesses in China.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on exchange rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, however, this appreciation halted and the Renminbi was traded within a narrow range against the U.S. dollar. Between July 2010 and November 2015, the Renminbi fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. In 2018, however, the RMB depreciated approximately 5.7% against the U.S. dollar. Since 2019, the RMB has continued to depreciate against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our corporate structure, our group may rely on dividend payments from our PRC subsidiary, Puyi Consulting, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. As such, Puyi Consulting is able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, SAFE issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, which came into effect as of July 4, 2014. According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose, in connection with their direct or indirect contribution of domestic assets or interests to offshore companies, known as SPVs. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

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

Our shareholders, Mr. Yu Haifeng and Ms. Yang Yuanfen, are subject to the SAFE Circular 37 and Individual Foreign Exchange Rules, and have completed the initial registrations with the qualified banks as required by the regulations. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our group, and we have no control over any of our beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC residents beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our group, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiary and VIE. We may make loans to our PRC subsidiary and VIE, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary, which is treated as a foreign invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to Puyi Consulting to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance Puyi Consulting by means of capital contributions, which must be approved by the PRC Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to directly make such loans to our variable interest entity, a PRC domestic company. Meanwhile, we are not likely to finance the activities of our variable interest entity by means of capital contributions because that would result in our VIE being converted into a foreign invested company, while foreign invested companies engaged in fund management industry are subject to more stringent requirements than PRC domestic enterprises.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or our variable interest entity or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use any offshore cash we may have, including the proceeds we receive from any future offshore offering of equity or debts securities, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Pursuant to the Enterprise Income Tax Law (the “EIT Law”) and implementing rules, both of which came into effect on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a “resident enterprise” and will pay income tax at the rate of 25% for its global income. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In 2009, the State Administration of Taxation, or SAT, issued the SAT Circular 82, which further interprets the application of the EIT Law and its implementation to a PRC-controlled offshore enterprise. Pursuant to the SAT Circular 82, an enterprise incorporated in an offshore jurisdiction and controlled by a PRC enterprise or a PRC enterprise group will be classified as a PRC resident enterprise for tax purposes and will be subject to PRC enterprise income tax on its global income, only if (i) its senior management in charge of daily operations reside or perform their duties mainly in the PRC; (ii) its financial or personnel decisions are made or approved by bodies or persons in the PRC; (iii) its substantial assets and properties, accounting books, corporate stamps, board and shareholder minutes are kept in the PRC; and (iv) at least 50% of its directors with voting rights or senior management habitually reside in the PRC. Such PRC resident enterprise would have to pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders.

We believe that we are not a PRC resident enterprise for PRC tax purposes because we do not have a PRC enterprise or a PRC enterprise group as our primary controlling shareholder. In addition, we are not aware of any offshore company with a corporate structure similar to ours that has been deemed a PRC resident enterprise by the PRC tax authorities. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body,” we will continue to monitor our tax status.

If the PRC tax authorities determine that we are a PRC resident enterprise for tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be subject to a 10% withholding tax from dividends we pay to our non-PRC shareholders, including the holders of our ADSs. In addition, if such income is treated as sourced from within the PRC, non-resident shareholders including the holders of our ADSs may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, at a rate of 10% for non-PRC enterprises or a rate of 20% for non-PRC individuals, unless a reduced rate is available under an applicable tax treaty. It is unclear whether non- PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

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

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if acting as transferor in such transactions, and may be subject to withholding obligations if acting as transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Risks Related to our ADSs

The market price for our ADSs may continue to be volatile.

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$4.11 to US$14.80 in the year ended June 30, 2020. In addition, securities markets may from time to time experience significant price and volume fluctuations that may or may not relate to our operating performance, which may have a material and adverse effect on the market price of our ADSs. In particular, volatility in the PRC stock markets in the last few years has resulted in some volatility in the trading prices of most PRC-based companies in the United States. The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of August 31, 2020, we had 90,472,014 ordinary shares outstanding, including 6,438,414 ordinary shares represented by ADSs. All of our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

If you or any other holders or beneficial owners of the ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

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

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our PRC subsidiary and VIE. All of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2020 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes and we treat it that way, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its operating results in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year. The overall level of our passive assets will be affected by our liquid assets and cash. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC would substantially increase.

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

ITEM 4.     INFORMATION ON OUR GROUP

A.	History and Development of Our Group

We are a leading third-party wealth management services provider in China with a focus on the mass affluent and emerging middle class population. We commenced our wealth management services business in November 2010 when our founder and chairman of the board, Mr. Yu Haifeng, founded Fanhua Puyi Investment Management Co., Ltd. (泛华普益投资管理有限公司, or “Fanhua Puyi”). Fanhua Puyi was renamed Fanhua Puyi Fund Distribution Co., Ltd. (泛华普益基金销售有限公司) in March 2013.

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

In August 2018, Puyi Enterprises Management Consulting Co., Ltd. (普益企业管理咨询有限公司) was incorporated by Puyi HK as a wholly-owned subsidiary in Chengdu, Sichuan, PRC, which we refer to as Puyi Consulting or our wholly foreign owned enterprise (“WFOE”) in this annual report, In December 2018, our WFOE acquired 100% equity interest of Shenzhen Baoying Factoring Co., Ltd. (深圳宝盈商业保理有限公司) from Guangdong Puyi Asset Management Co., Ltd (广东普益资产管理有限公司) and a third party. In May 2020, Puyi Dake Information Technology Co., Ltd. (普益达科信息技术有限公司) was established as a wholly-owned subsidiary of our WFOE.

In 2018, we transferred a number of entities with related businesses under the control of Mr. Yu Haifeng to become subsidiaries of Chengdu Puyi Bohui Information Technology Co., Ltd. (成都普益博汇信息技术有限公司, or “Puyi Bohui”), our variable interest entity (“VIE”). Puyi Bohui is primarily engaged in providing information technology services to the financial services industry in China. The entities transferred to Puyi Bohui included (i) Fanhua Puyi, which is primarily engaged in the wealth management services business; (ii) Guangdong Puyi Asset Management Co., Ltd. (广东普益资产管理有限公司, or “Puyi Asset Management”) (previously known as Guangdong Fanhua Puyi Asset Management Co., Ltd.), which primarily operates our FoF business. Puyi Asset Management currently has one subsidiary, Shenzhen Qianhai Zhonghui Huiguan Investment Management Co., Ltd. (深圳前海中惠惠冠投资管理有限公司) (“Zhonghui”), in which Puyi Asset Management holds 51% equity interest (acquired in July 2018), and which primarily handles the management of our non-performing loan portfolio; (iii) Shenzhen Puyi Zhongxiang Information Technology Co., Ltd. (深圳普益众享信息科技有限公司), which primarily distributes our exchange administered products; and (vi) Chongqing Fengyi Management Consulting Co., Ltd. (重庆锋毅企业管理咨询有限公司), which primarily operates our corporate finance service business.

We engage in fund management and other related services and are in the process of applying for the license to operate as a fund manager. Due to PRC legal restrictions on foreign ownership in the business of managing privately raised securities funds, we conduct our business in China through our VIE pursuant to a series of contractual arrangements. As a result of our direct ownership in our WFOE and the VIE contractual arrangements, we treat them and their respective subsidiaries as our consolidated affiliated entities under U.S. GAAP., and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

On March 29, 2019, our ADSs commenced trading on the NASDAQ Global Market under the symbol “PUYI.” We raised approximately US$22.4 million in net proceeds from the initial public offerings after deducting underwriting commissions and the offering expenses payable by us.

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

Significant Developments in the Year ended June 30, 2020

Increasing Focus on Publicly Raised Fund Products and Privately Raised Fund Products

In line with the changing regulatory environment directed by the Guidelines on Standardizing Asset Management Businesses of Financial Institutions, or the 2018 Guidelines, and the continuing shift in investment focus among the Chinese population with investable assets from real properties to market-based wealth management products, we have optimized our product portfolio and, beginning in 2019, we have become more focused on truly market-oriented fund products. In particular, based on further market research and our deep understanding of client needs, we have been strategically devoting more resources to publicly raised fund products and have expanded our client base to include families in the middle class segment. We have distributed packaged publicly raised fund products suitable for the risk appetite of such middle-class families, and we recommended clients to make investments on a dollar-cost averaging basis, which both increases client loyalty and reduces investment risk. For the year ended June 30, 2020, our marketing promotion expenses for publicly raised fund products was RMB38.5 million (US$5.5 million), representing 45.8% of our total selling expenses, and the aggregate number of clients that purchased publicly raised fund products increased from approximately 75,000 as of June 30, 2019 to approximately 300,000 as of June 30, 2020, with an average client acquisition cost of approximately RMB170 per client. The rapid increase in clients demonstrated the market recognition and potential of such products. As a result, for the year ended June 30, 2020, the total transaction value of publicly raised fund products (including asset management plans) distributed by us significantly increased to RMB6.9 billion (US$1.0 billion) from RMB3.7 billion for the year ended June 30, 2019 and our net revenues generated from publicly raised fund products (including asset management plans) significantly increased to RMB48.8 million (US$6.9 million) from RMB9.2 million for the year ended June 30, 2019, reflecting the growth in distribution of publicly raised fund products. The outstanding transaction balance of publicly raised fund products distributed by us was RMB3.4 billion (US$0.5 billion) as of June 30, 2020, representing a 168.4% increase from RMB1.3 billion as of June 30, 2019. In addition, our FoF-type of packaged products have made a major contribution to our revenue. We manage the FoF-type of packaged products independently through a professional investment research team. Based on a comprehensive fund evaluation system, we carefully study more than 6,000 public funds and select packaged products to meet the different risk appetites of our clients. In the year ended June 30, 2020, approximately 250,000 clients invested in our FoF-type of packaged products, representing 96.7% of our clients of publicly raised fund products, and the total transaction value of our FoF-type of packaged products was RMB4.6 billion, representing 67.1% of the total transaction value of publicly raised fund products. Such numbers demonstrate our clients’ recognition of FoF-type of packaged products, which we believe are and will be essential for us to continue to acquire clients.

Based on our comprehensive understanding of the market and risk appetite of our target clients, we have also begun devoting more resources to the distribution of privately raised fund products, which is in line with our shift of investment focus to market-based wealth management products. In addition, we have been focused on developing and distributing public securities products, especially FOF products. We cooperate closely with leading financial institutions in the market and have built a pool of high-quality fund products with different investment strategies. For the year ended June 30, 2020, the total transaction value of privately raised fund products distributed by us was RMB1.1 billion (US$0.2 billion), among which public security series products accounted for RMB0.9 billion (US$0.1 billion) of which RMB0.4 billion (US$59.7 million) was attributable to FoF products, representing 36.8% of the total transaction value.

We believe publicly raised fund products and privately raised fund products have tremendous potential in generating long-term sustainable revenue, expanding and solidifying our client base, creating cross sale opportunities to high net worth clients, and in turn driving our growth in the future.

Development of Sales Channels

We have developed innovative methods based on social e-commerce to expand our sales channels. Through a series of standardized online and offline professional training courses, we enable our seed clients to comprehensively enhance their professional knowledge and financial abilities. For the year ended June 30, 2020, we have introduced an online platform, the “Puyi Business School”, to provide online training for our seed clients. During the period, we launched a total of 333 courses totaling more than 355 hours. The courses covered various aspects including introduction of our group, introduction of our products, skill development, practice examination and current affairs information. We also invited experts to conduct online and offline training seminars for seed clients. For the year ended June 30, 2020, we held 98 offline lectures totaling 402 hours, and 121 online lectures totaling 230 hours. In addition, we have established cooperative relationships with various wealth management studios in the market, which provides us with access to potential high-net-worth clients. We also have been expanding our online channels for acquiring clients, such as, among others, cooperating with Internet promotion service providers.

Strengthening Middle- and Back- Office

In terms of technology platforms construction, we upgraded the “Puyi Fund” app with functions including fingerprint password, face detection and intelligent cloud identity recognition to provide clients with a more convenient, efficient and safer intelligent financial management service experience. We further strengthened the sales function of our online platforms, and through our cooperation with Hang Seng Electronics, we are committed to creating an independent business system. We also developed and continue to optimize the “I Financial Planner” platform, an intelligent business platform that provides seed clients a one-stop management tool. We also upgraded our investor education service platform, “Puyi Academy” to provide advanced investment support and online training for investors. During the period, we launched a total of 14 online courses totaling 29 hours.

In terms of human resources, we continue to optimize our employee workforce through recruiting highly skilled and qualified individuals and providing relevant training and development programs. As of June 30, 2020, 76.0% of our employees had a bachelor’s degree or above, and 194 of our employees held a fund qualification certificate. We have also introduced six experts in product and risk control, which has enhanced the overall professional abilities of our group.

ESG Developments

For the year ended June 30, 2020, we established “Love Fund” and launched several charity plans. We donated a total of 96 sets of down jackets to teachers and students in Sichuan and a total of 120,000 pairs of gloves for medical use.

B.	Business Overview

We are a leading third-party wealth management services provider in China with a focus on the mass affluent and emerging middle class population. Currently, a majority of the mass affluent and emerging middle class population in China rely on wealth management products issued and distributed by commercial banks. In April 2018, China’s banking and securities regulators jointly released the 2018 Guidelines, which is aimed at reining in the banks’ supply of off-balance sheet wealth management products and resolving the traditional problem of implicit guarantee of returns on wealth management products. As a result, the number of new products issued by banks have declined significantly, and we expect that the mass affluent and emerging middle class population in China will increasingly turn to third-party wealth management service providers for investment advisory services relating to truly market-oriented fund products.

We primarily provide wealth management services and asset management services. Our largest business has been our wealth management services business, under which we distribute wealth management products both online and offline through our branch network. Our wealth management products mainly include publicly raised fund products and privately raised fund products. For the years ended June 30, 2019 and 2020, the aggregated transaction value of the wealth management products we distributed totalled RMB8.4 billion and RMB8.5 billion (US$1.2 billion), respectively. We also have a newly-established and fast-growing asset management business under which we currently manage six FoFs.

We adopt a unique social e-commerce sales model to develop our client base. Our approach consists of identifying, fostering and collaborating with seed clients — existing clients who believe in our service capabilities — to actively market our products or services on social media platforms to their families, friends and acquaintances. Our seed clients are supported by our approximately 220 investment advisors, who are responsible for providing seed clients with systematic and continuous professional training on our product offering as well as investment and asset allocation. In 2019, we began to classify our seed clients into ordinary seed clients, elite seed clients and independent financial advisors to provide optimized support services and premium training to those with greater marketing potential. Our number of seed clients has increased from approximately 35,000 as of June 30, 2018 to 49,000 as of June 30, 2019, and further to 58,000 as of June, 2020. Our seed clients are located across approximately 210 cities in 21 provinces across China. As of June 30, 2020, while only approximately 14.2% of our total clients were seed clients, but approximately 99.2% of our total sales for the year ended June 30, 2020 were generated by our seed clients.

Our net revenues decreased from RMB203.2 million for the year ended June 30, 2019 to RMB129.5 million (US$18.3 million) for the year ended June 30, 2020. We incurred a net loss of RMB33.6 million (US$4.7 million) for the year ended June 30, 2020, as compared to a net income of RMB52.0 million for the year ended June 30, 2019, primarily as a result of (i) the significant increase in our general and administrative expenses as well as selling expenses, because we devoted significant capital resources to the selling and marketing activities, staff costs and office rental to further expand our business, and (ii) the outbreak of COVID-19, which has had, and continues to have a material adverse impact on our offline distributions; partially offset by the significant increase in revenues generated from publicly raised fund products and asset management services.

Our Services

We primarily provide wealth management services and asset management services. These complementary services enable us to offer a suite of products to meet the investment objectives of our clients. We also provide corporate finance services to corporate borrowers, but we ceased providing such services in October 2019 in order to further consolidate and focus our resources on the development of our wealth management services.

Wealth Management Services

Our products distributed under our wealth management services can be broadly divided into publicly raised fund products and privately raised fund products. Generally, for publicly raised fund products offered to the public (either unspecified investors or unlimited number of specified investors with minimum investment requirement), we process the relevant transactions online through the app “Puyi Fund” (普益基金). Puyi Fund provides up-to-date product-related information online and a full-scope of online transaction processing services through which clients can execute transactions and monitor their investments portfolio. In comparison, our privately raised fund products, which are offered to a limited number of qualified investors, are primarily distributed offline through our branch network. To improve the efficiency of our distribution of privately raised fund products, we have devoted significant capital resources to upgrade our IT infrastructure to become one of the first movers that can distribute privately raised fund products online. We expect to begin providing a full-scope of online transaction processing services for our privately raised fund products through which clients can also execute transactions and monitor their investment portfolio in the same manner as for publicly raised fund products through Puyi Fund, by the end of 2020. We receive distribution commissions for all wealth management products distributed by us. In addition, we receive performance-based fee income for the privately raised funds we distribute.

Our publicly raised fund products have accounted for the largest proportion of our aggregated transaction value and revenue. Although most of the products we recommend to our clients are sourced from third-party product providers, we also distribute privately raised fund products under our management. See “- Asset Management Services” below. For accounting purposes, third-party product providers are our customers under wealth management services. The following table sets forth transaction value and revenue contribution of the different product categories under our wealth management services for the periods indicated.

	For the year ended June 30, 2020
	Transaction value		Revenue
	RMB	$	RMB	$
	(in thousand)
Publicly raised fund products	6,851,092	969,709	48,809	6,908
Exchange administered products	504,204	71,365	13,103	1,855
Privately raised fund products	1,145,690	162,162	44,532	6,303
Total	8,500,986	1,203,236	106,444	15,066

Publicly Raised Fund Products

Publicly raised funds refer to any fund that is offered to unspecified investors or more than 200 specified investors. We have distributed publicly raised fund products since our inception. For the year ended June 30, 2020, we distributed approximately 463 publicly raised fund products, with an aggregate transaction value of RMB6.9 billion (US$1.0 billion). The outstanding transaction balance of publicly raised fund products distributed by us was RMB3.4 billion (US$0.5 billion) as of June 30, 2020, representing a 168.4% increase from RMB1.3 billion as of June 30, 2019. Since 2019, we have been strategically devoting more resources to publicly raised fund products including developing and distributing FoF-type of packaged publicly raised fund products on a dollar-cost averaging basis. As a result, the transaction value and net revenues generated from publicly raised fund products we distributed have significantly increased during the year ended June 30, 2020. We believe publicly raised fund products especially FoF-type of packaged products, in particular, will continue to be a key product category for us.

We market and distribute the following types of products from our third-party product providers, based on the underlying assets class:

●	Money market fund products. These products are mutual fund products that generally invest in low risk, highly liquid and short-term financial instruments, including government bonds, central bank bills, term deposits, certificates of deposits and corporate commercial papers.

●	Debt or equity securities or hybrid fund products. These fund products primarily invest in publicly traded stocks, bonds or a mix of both. The risk level of these products is generally moderate to aggressive.

●	FoF-type of packaged publicly raised fund products. These products are combinations of a series of funds. We manage the investment of different funds according to the customer’s risk appetite and our judgment of the market.

Exchange Administered Products

Since December 2016, we have been collaborating with two local financial assets exchanges, namely Tianjin Financial Asset Exchange and Guangzhou Financial Asset Exchange, to distribute selected financial products administered by them. In the fourth quarter of 2018, we began collaborating with two additional financial assets exchanges based in Guizhou and Xiamen, respectively. The financial products are backed by financial assets of registered members of these two state-owned exchanges, and issued by exchange designated product issuers (typically investment or asset management companies). The exchanges list qualified financial product for trading after evaluation, and provide payment clearance and settlement, credit rating and custodian services. The underlying financial assets of listed products administered by these exchanges primarily include commercial loans, receivables, creditors’ right and other assets. For the year ended June 30, 2020, we distributed approximately 130 exchange administered products, with an aggregate transaction value of RMB504.2 million (US$71.4 million). Since May 2018, in line with the regulatory environment, we primarily offer products based on supply chain financing and micro- and small businesses working capital loans. In addition, in line with industry trend products, we have focused on distribution of fund products and ceased to offer exchange administered products since October 2019.

Privately Raised Fund Products

Since 2016, we have offered privately raised funds increasing our focus on the higher end segment of the market and because these products are more financially attractive to us. For the year ended June 30, 2020, we distributed twelve privately raised funds with an aggregate transaction value of RMB1.1 billion (US$0.2 billion). The outstanding transaction balance of privately raised fund products distributed by us was RMB6.8 billion (US$1.0 billion) as of June 30, 2020, representing a 8.2% increase from RMB6.3 billion as of June 30, 2019. We generate commissions paid by the fund managers at rates of 1.0% to 5.5% annualized commission rate of the total capital balance raised from our clients as of the fiscal year end. For certain funds, we are generally entitled to approximately 25.0% to 33.3% of carried interest realized by the fund managers after funds exit. The privately raised fund products we distribute include:

●	Public securities fund series. We have distributed eight public securities funds with transaction value of RMB0.9 billion (US$0.1 billion) for the year ended June 30, 2020. Products under this fund series primarily consist of investments in public securities, including investments through QDII funds.

●	Private equity fund series. We have distributed four private equity funds with transaction value of RMB0.2 billion (US$32.0 million) for the year ended June 30, 2020. Investments under these private equity funds primarily include equity interest of domestic private companies.

●	Other products series. We did not distribute products under other products series for the year ended June 30, 2020. Investment under other products series primarily include receivables or debt funds and NPL funds.

As privately raised funds typically require higher net worth and/or investment sophistication and are offered to a limit number of qualified investors, such funds charge higher fee rates and managers of such funds sometimes allow fund distributors to earn a portion of the performance-based carried interest. Except for six FoFs and five NPL funds developed in-house and under our management, all other privately raised fund products that we distribute are sourced from third parties. See “– Asset Management Services”.

Agreements with Product Providers

Our distribution is typically governed by agreements entered with product providers, primarily comprising fund managers and securities firms on a product-by-product basis. The material terms of our agreements with our product providers are summarized as below:

●	Service scope. We typically undertake to provide the product providers with services relating to our clients’ purchase of the relevant products. Such services typically include providing our clients with information on the relevant products, educating clients on the documentation involved in the purchase as well as providing them access to their transactions with the product providers through our app or branch network. For privately raised fund products, we also assess clients’ qualification for the purchase as may be required by the relevant product providers.

●	Commissions and fees. For all of our wealth management products, we are entitled to receive distribution commissions calculated as a fixed percentage of the amount purchased by our clients. For certain privately raised fund products, we are also entitled to performance-based fees subject to hurdle rates. In addition, for privately raised fund products distributed on a net-commission basis, product providers are responsible for paying commissions to our seed clients.

●	Confidentiality. We and the product providers are prohibited from making any unauthorized disclosure of our clients’ information. In addition, privately raised fund managers are not permitted to use such information in a manner that might be detrimental to our interest.

●	Exclusivity. For distribution agreements with certain product providers, we have been granted exclusive rights to distribute specific products.

●	Terms. The distribution agreements typically expire upon the expiration of the relevant wealth management product. For any new financial products, new agreements are negotiated and entered into.

Corporate Finance Services

Under our corporate finance service business, we provide a wide range of financing services to corporate borrowers, including product structure design, introduction of potential investors, and compliance and risk management services. For the year ended June 30, 2020, we began to gradually cease our corporate finance services, because we further consolidated our resources to mainly focus on the development of wealth management services. As a result, our net revenues generated from corporate finance services decreased from RMB6.3 million for the year ended June 30, 2019 to approximately RMB6,000 for the year ended June 30, 2020.

Asset Management Services

We began our asset management services in April 2018. As of June 30, 2020, we managed the following funds:

●	Hebi FoF series (“合璧FoF系列”). There are two funds under this series, which are established in April 2018 and May 2018, respectively. We are the general partner in each fund. This fund series is suitable for investors with moderate risk appetite. The underlying funds primarily focus on investment in domestic publicly traded stocks. In addition, as we encourage long-term hold strategies on securities investments, we require investors of our FoF series to agree to a two-year lock-up period before being possible redemption. For the year ended June 30, 2020, we raised capital of RMB154.5 million (US$21.9 million) under our Hebi FoF series.

●	Ruixuan FoF series (“睿选FoF系列”). There are two funds under this series, which were established in May 2019 and December 2019, respectively. We are a co-general partner in these funds. This fund series is suitable for investors with an aggressive risk appetite. The underlying funds primarily focus on investing in enhanced index privately raised fund products that seek to enhance the returns of an index by using active management to modify the weights of holdings for additional returns. We require investors to agree to a one-year lock-up period before possible redemption. For the year ended June 30, 2020, we raised capital of RMB233.7 million (US$33.1 million) under our Ruixuan FoF series.

●	Jingheng FoF series (“璟恒FoF系列”). There are two funds under this series, Jinxuan Moderate and Jinxuan Aggressive, both of which were established in May 2020. We are a co-general partner in these funds together with Nanjing Jingheng Investment Management Co., Ltd. (南京璟恒投资管理有限公司). Jinxuan Moderate is suitable for investors with a moderate risk appetite, and Jinxuan Aggressive is suitable for investors with an aggressive risk appetite. The underlying funds of both funds primarily focus on equity long funds, quantitative stock selection funds, futures funds, quantitative neutral funds and bond strategy funds, with different proportions of assets of low to high risk levels. We require investors to agree to a one-year lock-up period for Jinxuan Moderate and a two-year lock-up period for Jinxuan Aggressive, before possible redemption. As of June 30, 2020, we raised capital of RMB33.4 million (US$4.7 million) under the Jingheng FoF series.

●	NPL funds. In July 2018, we acquired a controlling interest in Zhonghui, an investment management company which manages the underlying asset of a NPL fund named Huiguan Yongjin. Since then, we have been entitled to collect management fees for management of the underlying NPL asset through our interest in Zhonghui. As of June 30, 2020, there were five NPL funds under our management.

The following table sets forth the fee structure and incentive arrangement of FoFs under our management as of June 30, 2020.

FoF	Rate of management fees(1)	Rate of subscription fees(2)	Carried interest(3) (4)	Hurdle rate
Hebi FoF series	1.2%	1.0%	Nil to 10.0%	8.0%(3)
Ruixuan FoF series	1.4%	1.0%	Nil to 15.0%	High water mark(4)
Jingheng FoF series	1.5%	1.0%	Nil to 15.0%	High water mark(4)

Notes:

(1)	We charge clients management fees for each fund we manage in terms of committed capital.

(2)	We charge clients subscription fees for each fund we manage in terms of raised capital. Subscription fees were collected as distribution income under wealth management service revenue therefore not recognized as the asset management revenue. “Item 5. Operating and Financial Review and Prospects — A. Operating Results -- Key Components of Results of Operations — Wealth Management Services — By revenue type” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Components of Results of Operations — Asset Management Services”.

(3)	For certain funds, we receive carried interest from the funds subject to the applicable hurdle rate. If the rate of net capital appreciation reaches such hurdle rate, we would receive carried interest calculated as a fixed percentage of the applicable fund’s net capital appreciation per annum.

(4)	For certain funds, we receive carried interest from the funds subject to applicable high water marks. A high water mark is the highest value that a fund or account has ever reached.

The following table sets forth, the period to period roll forward of fund units of FoFs under our asset management services and also reflects FoF fund units at period end, for the periods indicated.

	Balance, as of July 1, 2019	Inflows	Outflows	Balance, as of June 30, 2020
	(in thousands)
Hebi FoF series	256,892	141,677	41,604	356,965
Meihao FoF	162,565	—	162,565	—
Ruixuan FoF series	65,435	224,723	17,401	272,757
Jingheng FoF series	—	33,372	—	33,372
Total	484,892	399,772	221,570	663,094

Note: a fund unit is the smallest portion of ownership in a fund and represents an investor’s proportion of investments.

The AUM of FoFs under our asset management services has experienced rapid growth, reaching RMB849.0 million (US$120.2 million) as of June 30, 2020 from RMB502.8 million as of June 30, 2019. The increase in our AUM was primarily due to (i) continued committed capital into our previously existing funds; (ii) gross inflows due to the establishment of a second fund under our Ruixuan FoF series; (iii) gross inflows due to establishment of our Jingheng FoF series; and (iv) fair value changes in our funds due to their positive performance, partially offset by (i) redemption by certain investors of their committed capital in our Hebi FOF series and dividend distribution from our Hebi FOF series, and (ii) full redemption by investors of their committed capital in our Meihao FOF. We expect these funds to deliver increasing returns in the long term. We will continue to have gross outflows due to the deduction of management fees, fund custodian fees and operation services fees in line with the expansion of our asset management services.

Our Client Services

We classify our target clients into different categories in terms of risk appetite. Through frequent and in-depth client communications, we analyse and assess financial condition, past investment experiences, risk profiles and investment goals of potentials clients and provide them suitable products. We also provide clients with consultations on products and on-going assets allocation planning and recommendations on adjusting their assets allocation plans in response to economic and market conditions.

In addition, we provide clients who have purchased products through us with timely updates on the product performance primarily including net assets value reports and other performance statistics through apps, live investment performance symposiums, as well as regular communications via seed clients and investment advisors. Moreover, we have established official accounts on WeChat to provide industry news, product updates and investor education, which allows us to continually provide updates on the products and services offered by us to the online community of clients. We also provide general investor education by publishing online quiz activities, organizing online courses, seminars and salons and holding online live and recorded streaming courses that provide guidance in response to any changes in market conditions. For clients with special needs such as overseas study or medical services, we collaborate with third-party agencies to provide one-stop services. We have gradually promoted the implementation of our investment and education strategy, focused significant efforts to build a financial and business education service system, and provided investors with free investor education. Our investor education service platform “Puyi Academy” was upgraded to popularize investment knowledge for new investors and provide advanced investment support for investors with certain experience. For the year ended June 30, 2020, a total of 14 courses totalling 29 class hours were launched.

Sales and Marketing

Our headquarters are located in Guangzhou, and we have a branch network of 27 offices covering 21 provinces and hundreds of cities. To further tap into the vast market of mass affluent and emerging middle class population for our wealth management services and effectively compete with our competitors such as commercial banks and online financing service providers, we have developed an innovative social e-commerce based approach, pursuant to which we identify, foster and collaborate with seed clients — existing clients who believe in our service capabilities — to actively market our products or services on social media platforms to their families, friends and acquaintances in return for a commission. As seed clients develop potential clients within their networks, they have greater influence on their investment decisions than our in-house investment advisors. In addition, it is also more convenient for such seed clients to manage clients that they have developed by maintaining regular contact. Our seed clients are supported by our approximately 220 investment advisors, who are responsible for providing our seed clients with systematic and continuous professional training on products profile as well as investment and assets allocation knowledge. Furthermore, as our products portfolio aims to be simple and easy to understand, our seed clients are able to discuss products intelligently and with precision. In addition, we provide technical support through our app “Puyi Fund” that enables our seed clients to connect our app with other social media platforms.

In 2019, we started to initiate seed client classification and begun to offer premium trainings to seed clients with greater marketing potential. We also began to classify our seed clients into ordinary seed clients, elite seed clients and independent financial advisors. Elite seed clients are those that intend to further enhance professional investment knowledge and greater market potential compared with ordinary seed clients. We have set up a series of standardized professional training programs to enhance the expertise and financial advisory capabilities of elite seed clients. Elite seed clients that have passed a series of assessment would qualify as independent financial advisors. We have begun and will continue to provide premium professional training to independent financial advisors. We have also begun and will continue to provide online training platforms and offline training sessions to solidify and update their professional knowledge. During the period, we launched a total of 333 courses, totaling more than 355 hours. The courses covered various aspects including introduction of our group, introduction of our products, skill development, practice examination and current affairs information. We also invite experts to conduct online and offline training seminars for seed clients. For the year ended June 30, 2020, we held 98 offline lectures totaling 402 hours, and 121 online lectures totaling 230 hours. In addition, in our client development platform for seed clients under our IT infrastructure, we have developed a new section with innovative features and functionalities for independent financial advisors to satisfy their needs for sales performance and client management. We have developed and continue to optimize the “I Financial Planner”, an intelligent business platform that provides seed clients a one-stop management tool. Relying on our financial technology, “I Financial Planner” provides seed clients with client data management, account transaction management, asset dynamic management services. At the same time, it provides one-stop business management tools such as investor preference analysis, asset allocation analysis, market information interpretation, and financial product deconstruction. We have made full use of our big data accumulated over many years together with artificial intelligence technology to launch professional, individual, and comprehensive family financial wealth management planning design services, which meet different levels of wealth management needs of our seed clients. In addition, we are in the process of setting up a dedicated investment advisory division to provide support to independent financial advisors, which is expected to directly satisfy their marketing and sales needs in an efficient manner.

Our seed clients significantly complement our in-house investment advisors. They are able to expand our sales and marketing reach to a wider network of potential clients, exert their influence on their social communities, connect our investment advisors with new clients, and follow-up on the retention status of clients they develop. Our seed clients therefore play a critical role in client relationship management, which enables our investment advisors team to focus on enhancing professional services capabilities. Because we separate our client relationship management function from our professional service function, we are able to reduce reliance on any particular seed client or investment advisor and, in turn, increase the stability of our client base.

We enter into introduction agreements with our seed clients, under which a seed client is entitled to a commission if it brings in a new client to invest in our products. The amount of the commission depends on the amount of products the new client purchases. According to our internal policies for commissions to seed clients, current commission rates for publicly raised fund products, asset management plans and privately raised fund products are 0.1%, 0.5%, and 0.75% per annum, respectively, subject to adjustment by management. There is no fixed term of the seed client engagement under the introduction agreement unless such agreement is terminated after negotiation or due to a material breach by either party.

The number of our seed clients increased from approximately 35,000 as of June 30, 2018 to 49,000 as of June 30, 2019 and further to 58,000 as of June 30, 2020. Currently we have seed clients in approximately 210 cities in 21 provinces across China, supported by approximately 220 investment advisors, covering major tier three and four cities with large concentrations of emerging middle class as well as selective economically developed cities with a substantial number of mass affluent Chinese available for marketing. As of June 30, 2020, the number of clients that purchased our public raised fund products, exchange administered products and privately raised fund products reached approximately 262,266, 763 and 709, respectively, of which approximately 15.3%, 54.5% and 51.6%, respectively, were our seed clients. For the year ended June 30, 2020, we had 40,143 active seed clients (who have brought in at least one client with transaction balance as of the end of a given period or conducting new transaction(s) during the same period), accounting for 68.6% of the total seed clients for the same period. The decrease in active rate of our seed clients was due to our increasing focus on quality of the seed clients, because high quality seed clients have made significant contributions to our sales. As of June 30, 2020, approximately 14.2% of our total clients were seed clients, but approximately 99.2% of our total sales bear commissions to seed clients, i.e. were brought in by our seed clients. Attributable to the vast seed client base, we do not have particular reliance on any seed client or limited number of seed clients. For the years ended June 30, 2020, the single largest seed client in terms of revenue contribution brought in 1.1% of the total sales through 73 new clients. For the same period, the top five largest seed clients in terms of revenue contribution brought in 3.7% of the total sales through a total of 380 new clients. Our extensive coverage network of branch offices and seed clients enable us to gain direct access to target clients and wealth management services market. The map below shows our coverage network by branch office location and number of seed clients as of the date of this annual report:

Product Selection, Development and Risk Management

We select and develop our product portfolio for our target mass affluent and emerging middle class population in accordance with our wealth management philosophy that product profiles should be simple and differentiated, prudently selected with balanced allocation and high quality, and keeping in line with the latest market trend. We strive to continuously provide our clients products with attractive returns and controllable risks.

Product Selection for Wealth Management Services

Although we are not directly liable to our clients in relation to the performance or default of the third-party products distributed through us as our clients typically enter into contracts directly with the third-party product providers in connection with such products, any default or negative performance of these products may nevertheless adversely affect our reputation. Accordingly, we have developed a product selection procedure to carefully screen each product that we distribute as part of our risk management process.

We have established a two-prong evaluation system that assesses both the product providers and products for distribution based on the following: (i) investment experience and capabilities; (ii) integrity and credibility; and (iii) internal control. We assess third party fund products based on the following criteria:

●	Investment targets. We prefer products that target truly market-oriented fund products such as investments in public securities. As such, we distribute debt or equity securities or mixed fund products which are suitable for conservative to aggressive risk investors open to more sophisticated products with controllable risks.

●	Product category. We prefer products with transparent reference prices in the market.

●	Historical performance. We seek products with a proven track record of strong historical performance.

●	Side-by-side investment made by relevant product providers. We prefer fund products where fund managers make side by side investment.

In order to conduct the above assessments, we have established rigorous internal procedures. Product managers in our finance channel department select product candidates at the initial stage through comprehensive due diligence work, including but not limited to, on-site visits, interviews with relevant product providers, and internet searches on background information, and draft due diligence reports on both the product providers and products. Upon receiving the preliminary-approval by the director of finance channel department, relevant due diligence reports are submitted to the compliance and risk control department and our senior management for further review and final approval. Our compliance and risk control department also regularly follow up on the financial condition and results of operations of our selected product providers and the overall risk exposure of products we distribute for them in terms of composition of underlying asset classes, collateralization level and other key metrics. These reviews enable us to constantly provide high-quality and controllable products, provide guidance for subsequent product sourcing and selection, and to align our product portfolio with the prevailing market condition in a timely fashion.

Product Development for Asset Management Services

We have an asset management department that is responsible for developing and managing fund products that we manage. To date, we have two categories of fund products under our management, namely FoF products and NPL fund products. We have a stringent process in selecting fund managers for our underlying FoF assets. We require the fund managers to make investments in accordance with our investment strategy and continuously monitor their investment decisions. The target product selection and approval procedures are similar with that of the third-party products discussed above. With respect to the NPL products, we actively study the basic information of the underlying creditor’s rights, market value of the collateral, information of the debtor and the post-investment scheme of the cooperation party to make sure the risk level of such investment is appropriate.

Product Structuring to Comply with PRC Law

We structure our products to comply with PRC laws and regulations. For example, for certain privately raised fund products distributed as part of our wealth management services, we may collect distribution commission fees in the form of advisory service fees. In addition, in our asset management business, because we are in the process of applying for the license to operate as a fund manager, we currently collaborate with licensed fund managers and structure our fund management services as advisory services to them. Under such arrangements, we source FoF candidates with proposals on investment strategies and targets, fund terms, risk control procedures, exit timing and strategies. We present such FoF candidates to licensed fund managers. To date, investment decisions made by such fund managers with respect of these funds have been consistent with our investment proposals.

Information Technology

We have developed our integrated IT infrastructure that provides technology support to all aspects of our business. Such IT infrastructure allows us to provide services to clients online and improve transaction efficiency, and in the meantime it helps us better manage our clients by collecting and analyzing data from them. Our IT infrastructure includes the following key functions and features:

●	Core app. We launched our core app, Puyi Fund, which provides target clients product information and a full-scope of online transaction processing services for publicly raised fund products including subscription, redemption, clearance and settlement, and allows clients to monitor their investment portfolio in a more convenient manner. We are also developing similar online services for privately raised fund products. We believe this will improve the efficiency of our distribution of privately raised fund products.

●	Client service. We have set up an online client service system equipped with intelligent interactive tools to further enhance the quality and efficiency of our client services.

●	Investment advisor platform. We have developed and continue to optimize the “I Financial Planner”, an intelligent business platform that provides seed clients a one-stop management tool. We make full use of our accumulated big data together with artificial intelligence technology to launch professional, individual and comprehensive family financial wealth management planning design services, which enable us to assist our seed clients in meeting wealth management needs at different levels.

●	Database. In addition to the existing Microsoft BI analysis system and internal database, we are upgrading our behavior analysis system. We plan to sort and analyze the basic attributes and behavior preferences of our clients, and manage them in groups through categorization. We seek to accurately provide our clients with products that meet their needs and home financial configuration solutions. We can also identify potential clients and provide them with more services through the system.

●	Office automation (“OA”). We combine the above custom-developed or commercially available business systems with our OA system, finance system and other internal back-end functions, to help us operate more efficiently.

Employees

We had 350 employees as of June 30, 2020. The following table sets forth the breakdown of our employees by function as of June 30, 2020.

Functional area	Number of employees	Percentage of total
Investment advisory	222	63.5%
Management and administrative	46	13.1%
Technical department	50	14.3%
Risk management	5	1.4%
Asset management	27	7.7%
Total	350	100.0%

In accordance with PRC regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by local governments from time to time. We believe that we maintain good working relationships with our employees and we have not experienced any major labor disputes.

Competition

According to CIC, China’s wealth management services industry is at an early stage of development and is currently highly fragmented. Traditionally, the wealth management services market in China was dominated by commercial banks, which rely on their own wealth management arms and sales forces to distribute their products. In recent years, there has been a growing number of new types of wealth management services in the market, including online-based service providers, non-bank traditional financial institutions, and third-party wealth management service providers. As a wealth management service provider with growing asset management capabilities targeting such population segment, we compete with the following principal competitors on the basis of sales capabilities, product offerings and services capabilities:

●	Commercial banks. Generally, commercial banks in China have advantages in terms of branch network and full license coverage for distribution. However, such banks are inherently conflicted because their main business is interest-based lending rather than a commission-based business such as wealth management services. As such, commercial banks typically do not offer personalized services and lack the independence in providing investment advice.

●	Online-based service providers. Online-based service providers can attract a large client base through their online platforms. However, because they mainly provide automated recommendation and trading services, online-based service providers generally do not offer extensive personalized services that many investors need.

●	Non-bank traditional financial institutions. Non-bank traditional financial institutions such as brokerages, trust companies and insurance companies have advantages in relation to specific product types, particularly product types that they themselves have developed and managed (e.g. trust plans for trust companies). However, they are disadvantaged in terms of product choices, branch network and comprehensive client services, and increasingly cooperate with banks and third-party wealth management service providers to distribute their products.

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish the products we distribute and our services from those of our competitors and contribute to our competitive advantage in the wealth management services industry. We rely on a combination of trademark and trade secret laws as well as confidentiality agreements and non-compete covenants with our employees and our third-party wealth management product providers. We also enter into confidentiality agreements with our seed clients. We hold registered computer software copyrights to 41 pieces of computer software, 14 registered trademarks in China and seven registered domain names. The registrants of our domain names are Fanhua Puyi and Shenzhen Puyi Zhongxiang Information Technology Co., Ltd.

Insurance

We participate in government sponsored social security programs including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We also maintain a director and officer liability insurance policy for our board of directors and executive officers. We do not maintain business interruption insurance or key-man life insurance. We consider our insurance coverage to be in line with that of other wealth management companies of similar size in China.

Legal Proceedings

We may from time to time be involved in litigation and claims that arise in the ordinary course of our business operations. Our businesses are also subject to extensive regulation, which may result in regulatory proceedings against us.

We are not currently subject to any pending judicial, administrative or arbitration proceedings that we may have a material impact on our results of operations, financial condition or profitability. See “Item 3. Key Information — D. Risk Factors” above.”

Regulations

PRC Regulations Relating to Wealth Management Services

The distribution of wealth management products, depending on the type of product, is subject to different sets of laws, regulations and rules. Our group is engaged in, and subject to regulations applicable to, the distribution of publicly raised funds (including asset management plans issued by securities firms), privately raised funds, exchange administered funds.

Publicly Raised Funds

The distribution of publicly raised fund products is mainly subject to the Law of Securities Investment Fund of the PRC (2015 Amendment) (the “Law of Securities Funds”), issued by the Standing Committee of the National People’s Congress (“SCNPC”) on April 24, 2015 and effective on the same day. Pursuant to the Law of Securities Funds, the distribution of securities investment fund products shall be conducted by registered fund managers or licensed fund distributors. It requires fund distributors to fully disclose to potential investors the investment risks related to the fund products distributed, and to distribute such fund products based on the level of risk-taking abilities of the investors.

The distribution of publicly raised securities investment fund products is further regulated in detailed by the Measures of the Distribution of Securities Investments Funds (2013 Amendment) (the “Measures of the Distribution of Securities Funds”), promulgated by the CSRC on March 15, 2013 and effective on June 1, 2013. The Measures of Distribution of Securities Funds regulate many aspects of the business and participants of the distribution of securities investment funds, including the registration requirements of fund distributors, payment methods for fund distribution, requirements of the fund advertising materials, fees charged relating to fund distribution services, and other activities in the business of fund distribution. Pursuant to the Measures of the Distribution of Securities Funds, fund distributors refer to fund managers as well as other entities that have registered with, or are recognized by, CSRC or its appointed institutions, such as independent fund distributors, commercial banks, securities companies, etc. In particular, an independent fund distributor shall register with the local CSRC office where its local administration for industry and commerce locates. Without registration with and licensing from, or the recognition of, the CSRC, entities or individuals shall not conduct fund distribution or other related businesses.

In addition, the Measures of the Distribution of Securities Funds set forth requirements for employees of independent fund distributions agencies. For an independent fund distributions agency to apply for the relevant license to conduct fund distribution business, its senior management personnel shall have obtained the certification of fund professionals, along with other qualifications and experiences. The number of employees who are qualified as fund professionals shall be not less than ten. The Measures of Distribution of Securities Funds also stipulate that the AMAC shall conduct self-disciplinary management of the business of fund distribution and manage the qualification process of fund distributors. Fund distributors and fund distribution services providers may join AMAC and be subject to its self-disciplinary rules.

CSRC issued the Measures for the Supervision and Administration of Publicly Offered Securities Investment Fund Distributors (the “Distribution Measures”) and supporting rules on August 28, 2020, effective on October 1, 2020. This revision of the “Distribution Measures” and supporting rules mainly aim to (i) strengthen the licensing requirements for fund distribution activities, and clarify the boundaries of the responsibilities of fund distributors and related fund service agencies; (ii) optimize funds admission and exit mechanisms for fund distributors, and strive to build an orderly and healthy development of fund distribution industry ecology; (iii) consolidate business norms and institutional control, and promote the establishment of institutional mechanisms centered on investor interests; and (iv) improve independent fund distributors supervision to promote the steady development of professional compliance of independent fund distributors.

In order to clarify the implementation arrangement of the Distribution Measures, the CSRC also issued a related implementation of the Measures for the Supervision and Administration of Publicly Offered Securities Investment Fund Distributors and the interim provisions on the management of publicity and promotion materials for publicly raised securities investment funds, both of which come into effect on October 1, 2020.

The CSRC promulgated the Measures for the Suitability Management of Securities and Futures Investors (the “Measures NO.130”) on December 12, 2016, which came into effect on July 1, 2017. The Measures specify that investors are categorized into ordinary investors and professional investors. Different types of investors have different criteria. Fund distributors shall perform the corresponding disclosure obligation, and distribute or provide appropriate products to appropriate investors based on such factors as different risk tolerance of investors and different risk degrees of products or services.

Pursuant to the Minutes of the National Courts’ Civil and Commercial Trial Work Conference (the “Conference”) issued by the Supreme People’s Court on November 8, 2019, where the issuer or distributor of a financial product fails to fulfill its suitability obligation, leading to any loss to the financial consumer in the process of purchasing the financial product, the financial consumer may not only request the issuer of the financial product to bear the liability for compensation, but also request the distributor of the financial product to bear the liability for compensation jointly and severally.

Our group conducts the distribution of publicly raised funds through the subsidiary of our VIE, Fanhua Puyi, which obtained its License to Conduct Securities and Futures Business from the CSRC in 2013, and most recently renewed the license on March 9, 2017. With its license, Fanhua Puyi can conduct business in the distribution of fund products. The senior management of Fanhua Puyi includes a total of 194 qualified fund professionals. It is also an active member of the AMAC, and its current membership is valid through May 14, 2021.

To date, Fanhua Puyi distributes fund products, including but not limited to mixed fund products and equity fund products, which does not violate any prohibited provisions in the regulations of the CSRC.

Pursuant to the Measures for the Administration of Customer Asset Management Business of Securities Companies (2013 Revisions) (the “Measures for Asset Management Business”) promulgated by the CSRC on June 26, 2013 and effective on the same day, securities companies may by themselves, or authorize other securities companies, commercial banks or other institutions recognized by the CSRC to, distribute collective asset management plans. Institutions recognized by the CSRC to conduct distribution of asset management plans include those being granted the fund distribution licenses by the CSRC. The Measures for Asset Management Business affirm that collective asset management plans shall be distributed only to qualified investors, the number of which shall not exceed 200. The CSRC further regulates the collective asset management business and its participants by promulgating the Detailed Rules for the Implementation of the Collective Asset Management Business of Securities Companies (2013 Revisions) (the “Rules for Collective Asset Management Business”) on June 26, 2013, which came into effect on the same day. The Rules for Collective Asset Management Business specify how securities companies, and distribution institutions shall behave in distributing collective asset management plans.

The measures for Asset Management Business and Rules for Collective Asset Management Business were made invalid by the Measures for the Administration of the Privately Offered Asset Management Business of Securities and Futures Business Institutions on October 22, 2018. Firstly, the conditions for private equity management business should be moderately relaxed. Second, improve the efficiency of the use of funds. Third, we should optimize the principle of portfolio investment and improve the management requirements of investment quotas for non-standard creditor’s rights. Fourth, commercial banks should be allowed to act as investment advisors for asset management plans, such as asset management agencies and insurance asset management agencies, so as to promote equal access. In addition, some operational arrangements have been improved.

Privately Raised Funds

Pursuant to the Notice on the Division of Regulatory Responsibilities for Privately Raised Investment Funds issued by the State Commission Office of Public Sectors Reform (“SCOPSR”) on June 27, 2013, the CSRC is in charge of the supervision and regulation of privately raised funds, including but not limited to, privately raised equity funds, privately raised securities investment funds, venture capital funds and other forms of privately raised funds including FoFs. While the Law of Securities Funds promulgated by SCNPC mainly regulates the activities of publicly raised securities investment funds, it provides some basic guidance for participants in the business of privately raised securities investment funds. The Law of Securities Funds requires that any individual or institutions, without registration, shall not conduct securities investment activities under the names of “funds” or “fund management.” Later, the CSRC promulgated the Interim Measures for the Supervision and Administration of Privately Raised Investment Funds (the “Interim Measures for Private Funds”) on June 30, 2014, which came into effect on August 21, 2014. The Interim Measures for Private Funds set forth specific guidelines as to how privately raised fund products shall be managed and distributed by fund managers and fund distributors, requiring the market participants to establish certain measures in evaluating and disclosing risks related to the fund managed and/or distributed, further clarifying the self-disciplinary requirements for privately raised funds. In particular, the Interim Measures for Private Funds provide that once the fund raising process of privately raised funds is completed, a fund manager is required to file the relevant information of the fund product with the AMAC. Specifically, pursuant to the Administrative Measures on the Disclosure of Privately Raised Investment Fund Information adopted by the AMAC, the fund manager needs to submit such information through the online “Asset Management Business Electronic Registration System” of the AMAC, or the System. During the process of filling out the form of “Information on Fund Sales” on the System, the fund manager has to identify its sales model as either under direct sales or distribution on a commission basis, and select the name of the fund distributors, either the fund manager itself or a licensed independent fund distributor who has been recognized by the CSRC and the AMAC, from the drop-down list on the form. The fund manager is required to provide an update on any changes of such information in a timely manner. Pursuant to the Notice on the Strengthening Self-Discipline Management of Private Fund Information Disclosure by the Asset Management Association of China on September 30, 2018, if a fund manager fails to provide a requisite update on any changes of such information on two separate occasions, it will be included in the list of abnormal institutions and will be suspended from filing new fund products with the Asset Management Association of China.

Unlike the distribution of publicly raised funds, neither the Law of Securities Funds nor the Interim Measures for Private Funds requires fund distributor to obtain any license or permit in engaging such business. Such requirement was set out in the Measures of Administration of the Distribution Activities of Privately Raised Funds (the “Measures of Private Fund Distribution”) issued by AMAC on April 15, 2016. The Notes of Filing for Privately Raised Funds by the Asset Management Association of China, on January 12, 2018, seeks to improve the efficiency of Filing for Privately Raised Funds. In addition, it emphasizes that the overall requirements and special risks of the filing for privately raised funds. However, rules relating to privately raised funds that are adopted by AMAC, such as the Measures of Private Fund Distribution, are generally self-disciplinary rules applicable to privately raised fund managers, and licensed fund distributors who have become members of the AMAC. Pursuant to the Law of Securities Funds, distributors of privately raised funds may, but are not required to, join the AMAC. Accordingly, the current PRC laws and regulations do not require distributors of privately raised funds, such as the subsidiaries of our VIE, to be licensed in order to conduct such business.

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

Our distribution of privately raised fund products shall also comply with the Measures NO.130, the Conference, other relevant provisions and self-discipline rules and shall bear legal liability for any illegal act or violation.

On December 23, 2019, the Instructions for the Filing of Private Investment Funds was promulgated by the AMAC, specifying that privately raised funds shall be targeted at qualified investors and be raised from external parties through private offering. For investments in a privately raised fund in the form of a non-legal person such as a partnership enterprise, fund distributors shall carry out penetration verification to determine whether the ultimate investors are qualified investors, and compute the aggregate number of investors. If the investors are asset management products filed in accordance with the law, fund distributors need not carry out penetration verification to determine whether the ultimate investors are qualified investors or compute the aggregate number of investors.

Exchange Administered Funds

The distribution of exchange administered funds is regulated by the Decision on Straightening out and Rectifying Various Types of Trading Venues and Effectively Prevent Financial Risks (“Document 38”) and the Implementation Opinions on Straightening out and Rectifying Various Types of Trading Venues (“Document 37”) promulgated by the General Office of the State Council on November 11, 2011 and July 12, 2012, respectively. Both Document 38 and Document 37 stipulate that exchanges that are subject to the approval of the State Council or its administration department of finance for establishment, shall be regulated by the administration department of finance of the State Council. All other exchanges shall be regulated by the local People’s Government at the provincial level, which, in practice, is the office of finance at the municipal or provincial level. Document 38 and Document 37 emphasize the prohibitive activities relating to the issuance and distribution of exchange administered funds. For example, the number of investors of exchange administered funds shall not exceed 200.

The General Office of the China Banking and Insurance Regulatory Commission (the “CBIRC”) issued the Notice of Strengthening the Supervision and Administration of Commercial Factoring Enterprises on October 31, 2019, which came into force on the same day. According to the notice, CBIRC regulates the business operations of commercial factoring enterprises, and in turn regulates related funds products.

PRC Regulations Relating to Asset Management Services

In terms of the management of privately raised funds, the Law of Securities Funds requires that any individual or institution, without registration, shall not conduct securities investment activities under the name of “funds” or “fund management.” The Interim Measures for Private Funds further require that mangers of privately raised funds of any type shall apply for registration to the AMAC, and thus subject fund managers to the self-disciplinary rules issued by the AMAC. Under the CSRC’s guidance, the AMAC formulated the Measures for the Registration of Privately Raised Investment Fund Managers and Filling of Privately Raised Investment Funds (for Trial Implementation) (the “Trial Measures of Private Funds”), effective as of February 7, 2014, which, among other things, set forth the requirements related to the activities of privately raised fund managers. In addition, AMAC has released a serial of self-disciplinary rules since February 2016, regulating internal control, and information disclosure and registration of privately raised fund managers, including, among others, the Guidelines for Internal Control of Privately Raised Investment Manager, the Administrative Measures for Information Disclosure of Privately Raised Investment Fund, and the Announcement of Several Items for Further Regulating the Registration of Private Fund Managers, together, the “Administrative Measures of Private Funds.” Pursuant to the Administrative Measures of Private Funds, privately raised fund managers shall complete the filing of privately raised fund products within the prescribed time; they shall timely report any materially changes, and submit quarter and annual reports and audited financial statements prior to the end of April each year. The Administrative Measures of Private Funds also set out requirements for the qualifications of the management of private fund management companies, and requirements to the formulation and implementation of internal control policies.

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

The Regulations on Computers Software Protection, which was promulgated by the State Council on June 4, 1991, amended on January 30, 2013 and effective on March 1, 2013, stipulates that any natural persons, legal persons, or other organizations of the PRC shall enjoy copyright in computer software that they developed, whether published or not, and such software copyright owner may register with the software registration institution recognized by the Copyright Administration Department of the State Council. Further, the Measures for the Registration of Computer Software Copyright, promulgated by the National Computer Software Copyright on February 20, 2002 with immediate effect, regulates registrations of software copyright, exclusive licensing contracts for software copyright and transfer contracts. The Copyright Protection Center of China is designated as the software registration authority, which grants registration certificates to the computer software copyright applicants to conform with both the Regulation on Computer Software Protection and the Measures for the Registration of Computers Software Copyrights.

Trademarks

Registered trademarks are protected under the Trademark Law of the PRC, promulgated by SCNPC on August 23, 1982, and lastly amended on April 23, 2019 and effective on November 1, 2019, and the Implementation Regulations of the Trademark Law of the PRC, promulgated by the State Council on August 3, 2002, as amended on April 29, 2014 and effective on May 1, 2014. Trademarks are registered with the Trademark Office of the State Administration for Industry and Commerce. Where registration is sought for a trademark that is identical or similar to another trademark that has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of the former trademark could be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

The recent amendments to the Trademark Law of the PRC have further strengthened the protection of trademarks by: (i) restrictions of the act of hoarding trademarks and malicious rushing to register trademarks; (ii) the increasing duty of care of trademark; (iii) setting up procedures for trademark objection; (iv) strengthening judicial protection and increasing the amount of compensation for infringement.

Domain Names

The Ministry of Industry and Information Technology (the “MIIT”) promulgated the Administration Measures of Internet Domain Names (the “Domain Name Measures”) on August 24, 2017, which came into effect on November 1, 2017. China Internet Network Information Center promulgated the Implementing Rules on Registration of Domain Names on May 28, 2012, which came into effect on May 29, 2012, and the Measures on National Top Level Domain Name Disputes Resolution on September 9, 2014, which has been abolished by the Implementing Rules on Registration of Domain Names on June 18, 2019. Pursuant to these laws, regulations, and administrative rules, domain names registrations are processed through domain names service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

PRC Regulations Relating to Company Establishment and Foreign Investment

The establishment, operation and management of corporate entities in China is governed by the Company Law of the PRC (the “Company Law”). According to the Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The Company Law applies to both PRC domestic companies and foreign-invested companies. A wholly foreign-owned enterprise is regulated by the Foreign Investment Law of the People’s Republic of China and the Implementation Regulations for the Foreign Investment Law of the People’s Republic of China. According to the laws and regulations, foreign investors may freely remit into or out of China, in Renminbi or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on within the territory of China. According to these regulations, foreign-invested enterprises in the PRC may only pay dividends out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside general reserves of at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment provide otherwise. In addition, PRC companies may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves and employee welfare and bonus funds are not distributable as cash dividends. A PRC company may not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

In September 2016, the National People’s Congress Standing Committee published its decision to revise the laws relating to wholly foreign-owned enterprises and other foreign-invested enterprises. Such decision, which came into effect on October 1, 2016, changes the “filing or approval” procedure for foreign investments in China such that foreign investments in business sectors not subject to special administrative measures will only be required to complete a filing instead of the existing requirements to apply for approval. The special entry management measures shall be promulgated or approved to be promulgated by the State Council. Pursuant to a notice issued by NDRC and MOFCOM on October 8, 2016, the special entry management measures shall be implemented with reference to the relevant regulations as stipulated in the Catalogue of Industries for Guiding Foreign Investment in relation to the restricted foreign investment industries, prohibited foreign investment industries and encouraged foreign investment industries. The Provisional Administrative Measures on Establishment and Modifications Filing for Foreign Investment Enterprises has been invalid by the Measures for the Reporting of Foreign Investment Information (the “Measures”) promulgated by the Ministry of Commerce of the People’s Republic of China and the State Administration for Market Regulation on December 30, 2019, effective on January 1, 2020. Pursuant to the Measures, foreign investors or foreign-funded enterprises shall report investment information to commerce departments through the enterprise registration system and the National Enterprise Credit Information Publicity System.

The Provisions on Guiding the Orientation of Foreign Investment, the 2017 revision of the Catalogue of Industries for Guiding Foreign Investment, and the 2019 Special Management Measures (Negative List) for the Access of Foreign Investment classify foreign investment projects into three categories: encouraged projects, permitted projects, restricted projects and prohibited projects. The Negative List uniformly sets forth the ownership requirements, requirements for senior executives, and other special administrative measures for the access of foreign investment. Fields not on the Negative List shall be administered under the principle of equal treatment to both domestic and foreign investment.

The Foreign Investment Law of the PRC (the “Foreign Investment Law”) was adopted at the Second Session of the 13th National People’s Congress on March 15, 2019 and officially came into effect on January 1, 2020. The Foreign Investment Law replaces the current laws and regulations governing the three traditional type of foreign-invested enterprises (equity joint ventures, cooperative joint ventures and wholly-foreign owned enterprises).

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

Since 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedure. Pursuant to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE. In addition, domestic companies are no longer limited to extend cross-border loans to their offshore subsidiaries but are also allowed to provide loans to their offshore parents and affiliates and multiple capital accounts for the same entity may be opened in different provinces. SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (the “Circular 19”), effective on June 1, 2015, in replacement of SAFE Circular 142 (the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises). According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans or the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (the “Circular 16”), effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties.

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

By means of making loans, our WFOE and VIE are subject to the relevant PRC laws and regulation relating to foreign debts. On January 8, 2003, the NDRC, SAFE and Ministry of Finance jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts (the “Foreign Debts Provisions”), which came into effect on March 1, 2003, and partially abolished on May 10, 2015. Pursuant to Foreign Debts Provisions, the total amount of foreign loans received by a foreign-invested company shall not exceed the surplus between the total investment in projects as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. In addition, on January 12, 2017, the People’s Bank of China (the “PBOC”) issued the Circular on Matters Concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Circular 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested companies and domestic-invested companies. Pursuant to PBOC Circular 9, the foreign debt upper limit for both foreign-invested companies and domestic-invested companies is calculated as twice the amount of the net asset of such companies. As to net assets, the companies shall take the net assets value stated in their latest audited financial statement.

The PBOC Circular 9 does not supersede the Foreign Debts Provisions. It provided a one-year transitional period from its promulgation date for foreign-invested companies, such as our WFOE, which are permitted to could choose their calculation method of foreign debt upper limit based on either the Foreign Debts Provisions or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, PBOC and SAFE shall reevaluate the calculation method for foreign-invested companies and determine what the applicable calculation method would be. On March 12, 2020, the People’s Bank of China and the State Administration of Foreign Exchange issued the Circular about Adjusting Macro-Prudential Management Parameter of Full-Covered Cross-Border Financing (the “Circular 64”), which sets out the macro-prudent adjustment parameter, a multiplier that decides the upper limit of outstanding cross-border financing an institution can have. Circular 64 increased the multiplier from 1 to 1.25.

PRC Regulations Relating to Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of China (1993), as amended in 2013, the Foreign Investment Law of the People’s Republic of China (2019), and the Implementation Regulations for the Foreign Investment Law of the People’s Republic of China (2019). Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

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

PRC Regulations Relating to Tax

Enterprise Income Tax

Under the PRC Enterprise Income Tax Law, which was promulgated on March 16, 2007, came into effect on January 1, 2008, and was last amended on December 29, 2018, and the Regulations on the Implementation of Enterprises Income Tax Law of the PRC was promulgated by the State Council on December 6, 2007 and came into effect on January 1, 2008, and was last amended on April 23, 2019, together, the “EIT Laws,” enterprises consist of resident enterprise and non-resident enterprise. An enterprise established inside the PRC or the one outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administrative of Taxation (the “SAT”) issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies (the “SAT Circular 82”), which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China, but Article 7, paragraph 1 has been abolished by Decision of the State Administration of Taxation on Issuing the Catalogues of Tax Departmental Rules and Tax Regulatory Documents Which Are Invalidated and Repealed (the “Order No. 42 of the State Administration of Taxation”), on December 29, 2017. Further to SAT Circular 82, in 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial) (the “SAT Bulletin 45”) to provide more guidance on the implementation of the SAT Circular 82. SAT Bulletin 45 was amended by the State Administration of Taxation — Announcement on Amending the Measures for the Assessment and Collection of Enterprise Income Tax on Non-Resident Enterprises and Other Documents (the “SAT Bulletin 22”), on April 17, 2015, as effective on June 1, 2015.

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

In February 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Circular 7, which supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Circular 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

In October 2017, the SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, which came into effect on December 2017 and was amended by Announcement of the State Administration of Taxation on Amending Certain Taxation Regulatory Documents (the “Announcement No. 31 [2018] of the State Administration of Taxation”) on June 15, 2018. SAT Circular 37 repealed SAT Circular 698 and amended certain provisions. According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. However, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

Value-Added Tax

In November 2011, the Ministry of Finance and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the SAT further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which came into effect on May 1, 2016. On November 19, 2017, the State Council revised the Interim Regulation of the People’s Republic of China on Value Added Tax (2017 Revision).

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

Pursuant to the Announcement on Relevant Policies for Deepening the Value-Added Tax Reform issued by the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on March 20, 2019, which came into effect on April 1, 2019, the tax rate of 16% applicable to the VAT taxable sale or import of goods by a general VAT taxpayer (the “taxpayer”) shall be adjusted to 13%; and the tax rate of 10% applicable to the VAT taxable sale or import of goods by a taxpayer shall be adjusted to 9%, for the purpose of advancing substantial cuts in VAT.

Tax Incentives

On April 14, 2008, the PRC Ministry of Science and Technology, the Ministry of Finance and SAT enacted the Administrative Measures for Certification of High and New Technology Enterprises (“Measures for High-Tech Enterprises”), which has been revised on January 1, 2016. Under the EIT Law and the Measures for High-Tech Enterprises, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own core intellectual properties and their business fall into certain industries that are strongly supported by the PRC government and recognized by certain departments of the State Council. On July 11, 2018, the Announcement of the State Administration of Taxation on the Enterprise Income Tax Treatment Issues Related to the Extension of the Carryover Period for Covering Losses of High and New Technology Enterprises and Small and Medium-Sized Technological Enterprises was enacted, and came into retroactive effect on January 1, 2018.

Pursuant to the Notice on Enterprise Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries issued by the Ministry of Finance and the SAT on April 20, 2012, and came into retroactive effect on January 1, 2011, and the Notice on the Relevant Issues Regarding Enterprises in Software and Integrated Circuit Industries issued by the Ministry of Finance, SAT, NDRC, and MIIT on May 4, 2016, and came into retroactive effect on January 1, 2015, qualified software companies within the territory of the PRC shall enjoy tax benefits for a term of five years starting the first year that begins generating profits prior to December 31, 2017. In particular, such qualified companies shall be exempt from the EIT for the first two years, and from the third to the fifth year until the expiry of the tax holiday, shall enjoy a reduced rate of half of the statutory EIT rate of 25%. Puyi Bohui was granted the Certification of Software Company on December 31, 2013, and qualified for the tax benefits of software companies starting 2015. For the years of 2015 and 2016, Puyi Bohui was exempted from the EIT, and for the period between January 1, 2017 and December 31, 2019, and Puyi Bohui is qualified for the reduced tax rate of half of the statutory EIT rate of 25%. Upon the expiry of the term of such tax benefits, Puyi Bohui will not be able to renew or reapply for such tax benefits, unless otherwise provided by the relevant PRC laws and regulations. Furthermore, there can be no guarantee that the relevant governmental authorities will not revoke Puyi Bohui’s qualification as a software company any time prior to the expiry of the term.

The Ministry of Finance, the SAT and the NDRC jointly issued the Notice of Tax Policy Issues concerning Further Implementing the Western China Development Strategy on July 27, 2011, which came into effect on July 1, 2011, and were amended on April 23, 2020. Under these regulations the enterprise income tax on an enterprise in an encouraged industry established in Western China shall be paid at a reduced rate of 15%, instead of the statutory enterprise tax rate of 25%, including foreign-invested enterprises. This incentive was first implemented in 2011 for 10 years, and has been extended to 2030. To qualify, enterprises must have 60% or more of their revenue from major businesses within the Catalogue of Encouraged Industries in Western Region. Puyi Consulting, Puyi Bohui and Chongqing Fengyi are qualified for west development taxation preference and are subject to an income tax rate of 15%.

PRC Regulations Relating to Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining the CSRC approval.

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

Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “Circular 6”), which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “MOFCOM Security Review Regulations”), which came into effect on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by NDRC and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merger or acquisition of a company engaged in the marketplace lending business requires security review.

Our PRC legal counsel, ETR Law Firm, has advised us that, based on their understanding of the current PRC laws and regulations, we currently control our operating company by virtue of Puyi Consulting’s contractual agreements with Puyi Bohui but not through equity interest acquisition nor asset acquisition which are stipulated in the New M&A Rule; and

PRC Regulations Relating to Labor and Social Security

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

On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch. Under such law, dispatched workers are entitled to pay equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security. Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which came into effect on March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers). The Interim Provisions on Labor Dispatch require employers not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016. In addition, an employer is not permitted to hire any new dispatched worker until the number of its dispatched workers has been reduced to below 10% of the total number of its employees. On December 29, 2018, the PRC Labor Law was amended with effect on the same day. Pursuant to the amendments to the PRC Labor Law, (i) delay the approval procedure for employers to recruit minors; (ii) identification of workers’ professional skills have changed from a government-approved institution to a registered one; and (iii) the market supervision departments have the right to revoke the business license of the employing units that illegally recruit minors.

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

PRC Regulations Relating to Cyber Security

On June 1, 2017, China enacted the Cyber Security Law of the People’s Republic of China (the “Cyber Security Law”) consolidating prior legal provisions on cybersecurity and data privacy into an omnibus regulation, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the PRC constitution and the applicable laws, follow the public order, respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among other obligations, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identities, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

PRC Regulations Relating to Internet Privacy

In recent years, PRC government authorities have enacted laws and regulations on Internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in the case of any leak or likely leak of the users’ personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012 and the Order for the Provisions on Protecting the Personal Information of Telecommunications and Internet Users issued by the MIIT in July 2013, any collection and use of users’ personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities. Furthermore, in June 2016, the State Internet Information Office issued the Administrative Provisions on Mobile Internet Applications Information Services, which came into effect on August 1, 2016, to further strengthen the regulation of the mobile application information services. Pursuant to these provisions, owners or operators of mobile Internet applications that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the new Cyber Security Law also requires network operators to strictly keep users’ personal information that they have collected confidential and to establish and improve their user information protective mechanisms. On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for regulatory authorities to identify the illegal collection and use of personal information through mobile apps, for app operators to conduct self-examination and self-correction, and for other participants to voluntarily monitor compliance.

In September 2019, the PBOC issued the Notice on Issuing Financial Industry Standards and Strengthening the Security Management of Finance Client-side Mobile Application Software (the “Financial App Notice”), and also released the financial industry standard Mobile Financial Client-side Application Software Security Management Specifications (JR / T 0092-2019, “Specifications”). The Financial App Notice specifically requires financial institutions to strengthen the security management of financial apps. The Financial App Notice requires strengthening the industry’s self-management of financial apps and undertaking real-name filing of client-side software. Accordingly, on December 3, 2019, the National Internet Finance Association of China (the “NIFA”) held a meeting to arrange the deployment of the pilot filing of financial institutions’ client-side software. Currently, the list of the first batch of 73 financial service apps that have been released includes 33 institutions from the fields of banking, securities, funds, insurance and payments.

We have reported the information of our financial service app “Puyi Fund” (普益基金) to the relevant authorities in accordance with the relevant laws, regulations and national standards on the collection and usage of users’ personal information.

In December 2019, the PBOC issued the draft Measures for the Protection of Financial Consumers’ Rights and Interests for public comment (the “draft Financial Consumer Measures”). Although the draft Financial Consumer Measures focus more broadly on consumer rights in the financial sectors, they impose upon financial institutions privacy and cyber security obligations which in certain instances extend beyond the requirements stipulated in the Cyber Security Law. As a follow-up on the draft Financial Consumer Measures, PBOC issued the Technical Specifications for the Protection of personal financial information on February 13, 2020, which took effect on the same day. This standard sets forth additional privacy and cyber security requirements on the life cycle of personal financial information collected and processed by Financial Industry Institutions.

As the state’s supervision of data security and protection of personal information continues to deepen, the legislation and law enforcement activities of information protection in the financial field are gradually being strengthened. We will pay close attention to the follow-up legislative progress of the draft Financial Consumer Measures and the latest regulatory developments on consumer financial information.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries, interests and consolidated VIEs as of June 30, 2020.

(1) Mr. Yu Haifeng and Ms. Yang Yuanfen hold 99.04% and 0.96% equity interests respectively, in Puyi Bohui.

(2) The remaining 49% of the equity interest is held by two third parties, which hold 48% and 1%, respectively.

(3) Shenzhen Baoying Factoring Co., Ltd. was deregistered in July 2020.

Contractual Arrangements

We engage in fund management services among other services and in the process of applying for the license to operate as a fund manager. Due to PRC legal restrictions on foreign ownership in the business of managing privately raised securities funds, we conduct our business in China through our VIEs pursuant to a series of contractual arrangements.

Agreement that Allows Us to Receive Economic Benefits from Puyi Bohui

Exclusive Technical and Consulting Services Agreement. On September 6, 2018, Puyi Consulting entered into an Exclusive Technical and Consulting Services Agreement with Puyi Bohui to enable Puyi Consulting to operate and manage substantially all of the assets and business of Puyi Bohui and receive 100% of the net income of Puyi Bohui before corporate income tax. Under this Agreement, Puyi Consulting has the exclusive right to provide Puyi Bohui with comprehensive business support, technical and consulting services and other services in relation to the principal business during the term of this agreement utilizing its own advantages in management consulting and technology and information. Puyi Consulting or any other party designated by Puyi Consulting, may enter into further technical and consulting service agreements with Puyi Bohui which shall provide the specific contents, manner, personnel, and fees for the specific consulting service. This agreement came into effect on September 6, 2018 and will remain effective unless otherwise terminated when all of the equity interest in Puyi Bohui held by its shareholders and/or all the assets of Puyi Bohui have been legally transferred to Puyi Consulting and/or its designee upon the approval of the board of directors of Puyi Inc. in accordance with an Exclusive Option Agreement entered among Puyi Consulting, Puyi Bohui and its shareholders.

Agreements that Provide Us with Effective Control over Puyi Bohui

Powers of Attorney. On September 6, 2018, Mr. Yu Haifeng and Ms. Yang Yuanfen, shareholders of Puyi Bohui, each executed a Power of Attorney to Puyi Consulting and Puyi Bohui, pursuant to which both shareholders of Puyi Bohui irrevocably authorize and constitute Puyi Consulting as their attorney-in-fact to exercise on the shareholders’ behalf any and all rights that shareholders of Puyi Bohui have in respect of their equity interests in Puyi Bohui. Both two Power of Attorney documents came into effect on September 6, 2018 and will remain irrevocable and continuously effective and valid as long as the original shareholders of Puyi Bohui remain the same.

Equity Interest Pledge Agreement. Under the Equity Interest Pledge Agreement dated September 6, 2018 among Puyi Bohui, each of the shareholders of Puyi Bohui and Puyi Consulting, agreed to pledge all of his or her equity interest in Puyi Bohui to Puyi Consulting to secure the performance of Puyi Bohui’s obligations under the Exclusive Technical and Consulting Services Agreement and any such agreements to be entered into in the future. Under the terms of the agreement, in the event that Puyi Bohui or its shareholders breach their respective contractual obligations under the Exclusive Technical and Consulting Services Agreement, Puyi Consulting, as the pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interest. The Puyi Bohui shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Interest Pledge Agreement, Puyi Consulting is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The shareholders of Puyi Bohui agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interest in Puyi Bohui agreed without the prior written consent of Puyi Consulting. The pledge of each of the shareholders of Puyi Bohui came into effect on such date when the pledge of the Equity Interest contemplated herein was registered with relevant administration for industry and commerce and will remain effective until all payments due under the Exclusive Technical and Consulting Agreement have been fulfilled by Puyi Bohui, or upon the transfer of equity interest under the Exclusive Option Agreement entered into among the parties of this agreement.

Spousal Consent Letters. Pursuant to these letters, the spouses of Mr. Yu Haifeng and Ms. Yang Yuanfen, the shareholders of Puyi Bohui, irrevocably agreed that the equity interest in Puyi Bohui held by them and registered in their names will be disposed of pursuant to the Equity Interest Pledge Agreement, the Exclusive Option Agreement, and the Powers of Attorney. Each spouse of the shareholders agreed not to assert any rights over the equity interest in Puyi Bohui held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Puyi Bohui through the respective shareholder for any reason, he or she agreed to be bound by the existing contractual arrangements relating to such shareholders equity interest in Puyi Bohui.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Puyi Bohui

Exclusive Option Agreement. Puyi Bohui and its shareholders entered into an Exclusive Option Agreement with Puyi Consulting on September 6, 2018. Under the Exclusive Option Agreement, the Puyi Bohui shareholders irrevocably granted Puyi Consulting (or its designee) an irrevocable and exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Puyi Bohui. According to the Exclusive Option Agreement, the purchase price to be paid by Puyi Consulting to each shareholder of the Puyi Bohui will be RMB10 per share or certain other amount permitted by applicable PRC Law at the time when such share transfer occurs. The Exclusive Option Agreement came into effect on September 6, 2018 and will remain effective permanently.

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

C. Organizational Structure.

See “Item 4. Information on our group — A. History and Development of Our Group.”

D. Property and Equipment.

Our principal executive offices are located in leased office space at 42F, Pearl River Tower No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, which occupy approximately a total of 1,600 square meters. As of June 30, 2020, we have in aggregate 27 branches in Beijing, Guangzhou, Foshan, Jinan, Shijiazhuang, Jiaxing, Chengdu, Shenyang, Dongguan, Tianjin, Xi’an, Nanjing, Fuzhou, Deyang, Kunming, Hefei, Nanning, Chongqing and Nanchang with an aggregate floor area of approximately 7,000 square meters. We consider these facilities to be suitable and adequate for current and anticipated management and operations of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts in this annual report on Form 20-F. The discussion and analysis about the year ended June 30, 2018, including year-to-year comparison between the years ended June 30, 2018 and 2019, is not included in this annual report. For details of such information, see “Item 5. Operating and Financial Review and Prospects” in the 2019 annual report of the group.

A.	Operating Results

Overview

Puyi is a leading third-party wealth management services provider in China with a focus on the mass affluent and emerging middle class population. We derive and expect to continue to derive net revenues primarily from two business segments: wealth management services and asset management services. Our largest business has historically been our wealth management services business. Under our wealth management services, we charge all financial product issuers distribution commissions calculated as a percentage of the amount of products distributed by us, and specifically, earn performance-based fees mainly from the issuers of certain privately raised fund products that we distribute. For the year ended June 30, 2020, the total transaction value of publicly raised fund products (including asset management plans) distributed by us significantly increased to RMB6.9 billion (US$1.0 billion) from RMB3.7 billion for the year ended June 30, 2019 and our net revenues generated from publicly raised fund products (including asset management plans) significantly increased to RMB48.8 million (US$6.9 million) from RMB9.2 million for the year ended June 30, 2019. Under asset management services, we are entitled to management fees amounting to a percentage of capital committed and a performance-based fees based on the extent of which the fund’s investment performance exceeds a certain threshold. Historically, we provided corporate finance services, information technology services and factoring services. We ceased to provide such services as a result of our increasing focus on truly market-oriented fund products.

Our net revenues decreased from RMB203.2 million for the year ended June 30, 2019 to RMB129.5 million (US$18.3 million) for the year ended June 30, 2020. We incurred a net loss of RMB33.6 million (US$4.7 million) for the year ended June 30, 2020, as compared to a net income of RMB52.0 million for the year ended June 30, 2019, primarily as a result of (i) the significant increase in our general and administrative expenses as well as selling expenses, because we devoted significant capital resources to the selling and marketing activities, staff costs and office rental in line with our business expansion, and (ii) the outbreak of COVID-19, which has had, and continues to have a material adverse impact on our offline distributions; partially offset by the significant increase in revenues generated from publicly raised fund products and asset management services.

Major Factors Affecting Our Results of Operations

We believe that the major factors affecting our results of operations include the following:

Operating Costs and Expenses

Our operating costs and expenses have a significant impact on our financial results. For the year ended June 30, 2020, the total operating costs and expenses as a percentage of our revenue increased to 141.3% from 72.4% for the year June 30, 2019. Such increase was primarily due to (i) a 38.3% increase in general and administrative expenses primarily due to increased staff costs for management team in line with our business expansion and an allowance of RMB6,892,000 for accounts receivable; (ii) a 24.6% increase in selling expenses due to increased selling and marketing effort of publicly raised fund products including packaged publicly raised fund products, recruitment of additional investment advisors for sales and an increase in reward to seed clients who introduced more clients; (iii) a 2.1% increase in cost of sales as a result of the significant increase in transaction value of publicly raised fund products partially offset by the decrease in transaction value of privately raised fund products and exchange administered products; and (iv) a 36.3% decrease in net revenue. Additionally, we expect the continued expansion of our business operations, which would necessarily require us to allocate more resource to marketing and promotion activities, hire additional personnel and expand our office space, to add to our overall expenses.

Effectiveness of our seed client model

To expand our business more quickly and efficiently, we have developed a sales model by collaborating with seed clients — existing clients who believe in our service capabilities — to actively market our products or services on social media platforms to their family, friends and acquaintances. The number of our seed clients increased from approximately 35,000 as of June 30, 2018 to 49,000 as of June 30, 2019 and further to 58,000 as of June 30, 2020. The number of our seed clients and their ability to attract more potential clients are vital to the expansion of our business, and approximately 99.2% of our total sales from wealth management services for the year ended June 30, 2020 were generated by our seed clients.

We believe that the number of seed clients, active seed clients and new clients brought in by seed clients are, and will continue to be, a key factor affecting our revenue growth. The number of new clients we may develop is affected by the breadth of our coverage network (including seed clients and branch offices) and the support services we provide to clients including seed clients for their marketing and recommendation effort. As we continue to expand our coverage network, and we have initiated classification of seed clients to provide optimized support services and premium trainings to elite seed clients and independent financial advisors with greater marketing potential, we will increase our capacity and capability to solidify seed client base and to cultivate and serve new clients, which may result in an increase in the number of seed clients and new clients introduced by them.

Business Mix

Other than the wealth management services we have provided since our inception, we also commenced corporate finance services in January 2017 and asset management services in April 2018. Our revenue, net profit, profit margins and other aspects of our results of operations are affected by the level of success we experience in each of the businesses we operate:

●	Wealth management services. The composition and level of revenues that we derive from wealth management services are affected by the type of products we distribute, as the product type determines the fee rates of one-time commissions we can receive from the wealth management products we distribute. Our products distributed under our wealth management services can be broadly categorized into (i) publicly raised fund products and (ii) privately raised fund products. In line with the changing regulatory environment directed by the 2018 Guidelines, and the continuing shift of investment focus from real properties to market-based wealth management products among Chinese population with investable assets, for the year ended June 30, 2020, we have optimized our product portfolio and have become more focused on truly market-oriented fund products such as investments in public securities.

●	Corporate finance services. Under our corporate finance service business, we provide a wide range of financing services to corporate borrowers, including product structure design, introduction of potential investors, and compliance and risk management services. For the year ended June 30, 2020, we began to gradually cease our corporate finance services, in order to further consolidate our resources to mainly focus on the development of our wealth management services. As a result, our net revenues generated from corporate finance services decreased from RMB6.3 million for the year ended June 30, 2019 to approximately RMB6,000 for the year ended June 30, 2020.

●	Asset management services. As of June 30, 2020, we had six FoFs under management with AUM totaling RMB849.0 million (US$120.2 million), including three additional funds under our management in the year ended June 30, 2020. The net revenues generating from asset management services significantly increased to RMB23.0 million (US$3.3 million) for the year ended June 30, 2020 from RMB2.8 million for the year ended June 30, 2019, as a result of (i) an increase in management fee income due to the significant increase in our AUM; and (ii) an increase in performance-based income allocated to us due to positive performance of Hebi FoF series and Ruixuan FoF. Net revenue generated from asset management services as a percentage of total net revenues increased from 1.4% for the year ended June 30, 2019 to 17.8% for the year ended June 30, 2020.

Product Mix

Our largest business line is wealth management services, and a significant change in the composition of the type of funds we distribute will affect our revenue, cost of sales and gross margin.

●	Privately raised fund products. Over 40% of our wealth management services revenue is derived from privately raised fund products. In China, a product provider (i.e. a fund manager) of privately raised fund products is required to identify the sales model of its fund products as under either a direct sales model or distributions on a commission basis model at the time of filing details of the relevant fund product with the AMAC. The sale model chosen determines our fee structure. Under the direct sales model, fund managers bear all the costs and expenses in connection with the fund product distribution including the commissions paid to our seed clients. Accordingly, the revenue we generate from funds under direct sales are net of commission. For these funds, we recognize the distribution commission fees and performance-based fees we receive from fund managers as revenue, and no commissions are paid to seed clients by us or were recognized as cost of sales. In contrast, distributions on a commission basis refers to a gross commission model, where we are responsible for the commissions paid to seed clients. For gross-commission based funds, we recognize distribution commission fees and performance-based fees we receive as revenue for these funds and recognize the commissions paid to seed clients as cost of sales. The distribution commission fees under both models are calculated by multiplying a pre-agreed annualized charge rate with the amount of products distributed. For the year ended June 30, 2020, all of our distribution are gross-commission basis funds. Our net revenues from the privately raised fund products, decreased to RMB44.5 million (US$6.3 million) for the year ended June 30, 2020 from RMB149.6 million for the year ended June 30, 2019. Such decrease was primarily due to the decrease in transaction value of privately raised fund products as we further optimized our product portfolio and significantly downsized the distribution of private equity series.

●	Publicly raised fund products. Starting from 2019, we have been strategically devoting more resources to publicly raised fund products including developing and distributing FoF-type of packaged publicly raised fund products. As a result, for the year ended June 30, 2020, our total transaction value of publicly raised fund products (including asset management plans) distributed by us significantly increased to RMB6.9 billion (US$1.0 billion) from RMB3.7 billion for the year ended June 30 2019, and our net revenues generated from publicly raised fund products (including asset management plans) significantly increased to RMB48.8 million (US$6.9 million) from RMB9.2 million from the year ended June 30, 2019. We are witnessing an increasing amount of clients to purchase such products due to relaxed subscription requirements compared with privately raised fund products, and that FoF-type of packaged products on a dollar-averaging basis will become a key product type to us in light of the low risk and positive return over a long-term holding period. As a result, we expect that net revenues from distribution of fund products, absolute terms and a percentage of net revenues from wealth management services, would continue to increase in the future.

●	Exchange administered products. We also distribute exchange administered products. For the year ended June 30, 2020, the net revenues from distribution of exchange administered products decreased by 61.8% from the year ended June 30, 2019, because the transaction value of exchange administered products we distributed decreased by 46.7%. The decrease in transaction value was because we have focused on distribution of fund products and ceased offering exchange administered products since October 2019.

Key Components of Results of Operations

Net Revenues

Our net revenues are total revenues net of business taxes and related surcharges. For the year ended June 30, 2020, we generated revenue primarily from (i) wealth management services, (ii) corporate finance services, and (iii) asset management services. The table below sets forth the components of our net revenues for the period indicated.

	For the year ended June 30,
	2018		2019		2020
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Wealth management	140,403	84.7	193,082	95.0	106,444	82.2	15,066
Corporate financing	13,710	8.2	6,271	3.1	6	0.0	1
Asset management	103	0.1	2,767	1.4	23,033	17.8	3,260
Information technology and others	11,595	7.0	1,111	0.5	—	—	—
Total net revenues	165,811	100	203,231	100.0	129,483	100.0	18,327

Wealth Management Services

By revenue type

A majority of our net revenues from wealth management services are commissions paid by wealth management product providers. Upon establishment of a financial product, we charge a distribution commission fee against the issuer by multiplying a pre-agreed annualized charge rate with the amount of products distributed through our online platform or offline sales network. We also charge recurring management fees for the management service, which are determined based on the types of financial products we distribute and calculated as either (i) pre-agreed annualized percentage with the daily outstanding balance confirmed with the issuer, prorated daily (ii) pre-agreed annualized charge rate with the amount of products distributed, prorated by the actual period length of the product , or (iii) as a percentage of the fair value of the total investment in the financial products, calculated daily. In addition, we receive performance-based fee income mainly for the privately raised funds we distribute, and to a lesser extent, subscription fees for our FoF products. Performance-based fees are calculated based on the extent by which the fund’s investment performance exceeds a certain threshold. Performance-based fees are typically calculated and recognized when the cumulative return of the fund can be determined, and is not subject to clawback provision. For the year ended June 30, 2020, our performance-based fees decreased to RMB6.8 million (US$1.0 million) from RMB46.9 million for the year ended June 30, 2019, primarily due to the decrease in the number of privately raised fund products that liquidated in the year ended June 30, 2020.

The following table sets forth the components of our revenue from wealth management services by fee type for the period indicated.

	For the year ended June 30,
	2018		2019		2020
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Distribution commissions	126,843	90.3	146,207	75.7	99,600	93.6	14,097
Performance-based fees	13,560	9.7	46,875	24.3	6,844	6.4	969
Total net revenues	140,403	100	193,082	100.0	106,444	100.0	15,066

By product type

Publicly Raised Fund Products

Starting from 2019, we have been strategically devoting our resources to publicly raised fund products and have begun to develop and distribute packaged publicly raised fund products. As a result, the transaction value of public raised fund products distributed significantly increased compared with the year ended June 30, 2019.

Exchange Administered Products

The underlying financial assets of listed products administered by these exchanges primarily include commercial loans, receivables, creditors’ right and others. In line with current industry trends, we have switched our focus on distribution of fund products and ceased offering exchange administered products since October 2019.

Privately Raised Fund Products - net commission model vs. gross commission model

In China, a privately raised fund products provider is required to identify its fund products as under either a direct sales model or distribution on a commission based model at the time of filing details of the relevant fund products with the AMAC, which in turn determines the fee structure of privately raised funds distributed by us as either on a net-commission basis or a gross commission basis. Under the net commission model, the commissions paid to our seed clients are borne by providers of the fund products. For these funds, we recognize the distribution commission fees and performance-based fees we receive as revenue, and no commissions are paid to seed clients by us or recognized as cost of sales. In contrast, under the gross commission model, we are responsible for the commissions paid to seed clients. We recognize distribution commission fees and performance-based fees we receive as revenue for these funds and recognize the commissions paid to seed clients as cost of sales. The distribution commission fees under both models are calculated by multiplying a pre-agreed annualized charge rate with the amount of products distributed.

The following table sets forth the breakdown of our revenue from wealth management services by product distributed for the periods indicated.

	For the year ended June 30,
	2018		2019		2020
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Publicly raised fund products	1,585	1.1	9,162	4.7	48,809	45.9	6,908
Exchange administered products	50,056	35.7	34,297	17.8	13,103	12.3	1,855
Privately raised fund products
Net commission based funds	51,866	36.9	57,959	30.0	5,852	5.5	828
- Distribution commission	51,866	36.9	57,959	30.0	5,852	5.5	828
- Performance-based fees	—	—	—	—	—	—	—
Gross commission based funds	36,896	26.3	91,664	47.5	38,680	36.3	5,475
- Distribution commission	23,336	16.7	44,789	23.2	31,836	29.9	4,506
- Performance-based fees	13,560	9.6	46,875	24.3	6,844	6.4	969
Subtotal	88,762	63.2	149,623	77.5	44,532	41.8	6,303
Total	140,403	100.0	193,082	100.0	106,444	100.0	15,066

The following table sets forth the transaction value of the different product categories under our wealth management services for the periods indicated.

	For the year ended June 30,
	2018		2019		2020
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Publicly raised fund products	310,892	5.2	3,683,193	43.8	6,851,092	80.6	969,709
Exchange administered products	1,919,486	31.8	946,620	11.2	504,204	5.9	71,365
Privately raised fund products
Net commission based funds	2,778,480	46.1	2,392,310	28.5	—	—	—
Gross commission based funds	1,018,010	16.9	1,390,930	16.5	1,145,690	13.5	162,162
Subtotal	3,796,490	63.0	3,783,240	45.0	1,145,690	13.5	162,162
Total	6,026,868	100.0	8,413,053	100.0	8,500,986	100.0	1,203,236

Corporate Finance Services

Since January 2017, we have provided corporate finance services by assisting corporate borrowers in their fund raising efforts. Our corporate finance fee charged is generally a percentage of total fund raised by taking into account the complexity of financing needs and product structure. For the year ended June 30, 2020, we began to gradually cease our corporate finance services. For a description of the services we provided, see “Item 4. Information on Our Group – B. Business Overview – Our Services – Corporate Finance Services”.

Asset Management Services

Revenue under asset management services represents the management fees and carried interest from the funds that we manage. (The subscription fees we collect for the funds we manage are recorded as revenue under wealth management services. See “ – Wealth Management Services – By Revenue Type”.) We currently manage six FoFs and five NPL funds. See “Item 4. Information on Our Group – B. Business Overview – Our Services – Asset Management Services”. As we plan to continue launching a number of new FoFs and NPL funds in the future, we expect that we will generate an increasing proportion of our revenue from asset management service business.

Operating Costs and Expenses

Our operating costs and expenses consist of (i) cost of sales, (ii) selling expenses, and (iii) general and administrative expenses. The following table sets forth the components of our operating costs and expenses for the period indicated.

	For the year ended June 30,
	2018		2019		2020
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Cost of sales	28,825	27.9	31,092	21.1	31,759	17.4	4,495
Selling expenses	45,470	44.3	67,487	45.9	84,074	45.9	11,900
General and administrative	28,623	27.8	48,572	33.0	67,174	36.7	9,508
Total operating costs and expenses	102,918	100.0	147,151	100.0	183,007	100.0	25,903

Cost of Sales

Our cost of sales primarily consisted of (i) commission costs paid to sales agents based on the pre-agreed percentage and the amount of wealth management product distributions that were directly related to the contributions made by the sales agents, such as the amount of investments they have referred to the Group, and (ii) transaction fees paid to the third-party payment platforms through which the investors’ purchase funds are transferred.

The following table sets forth the components of our cost of sales for the period indicated.

	For the year ended June 30,
	2018		2019		2020
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Commission cost
Publicly raised fund products and exchange administered products	8,724	30.3	7,255	23.3	10,680	33.6	1,512
Gross-commission-based privately raised fund products	10,099	35.0	21,129	68.0	14,658	46.2	2,074
Subtotal	18,823	65.3	28,384	91.3	25,338	79.8	3,586
Payment processing fees	3,343	11.6	1,518	4.9	393	1.2	56
Others	6,659	23.1	1,190	3.8	6,028	19.0	853
Total cost of sales	28,825	100.0	31,092	100.0	31,759	100.0	4,495

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

General and Administrative Expenses

General and administrative expenses primarily consist of (i) salaries and benefits related to our management and administrative employees, (ii) allowance for accounts receivable, and (iii) rental expenses. We expect our general and administrative expenses to continue to increase in absolute terms as our business expands.

Other income

Our other income primarily consists of (i) our investment and interest income from wealth management products we purchased, (ii) interest income from short-term loans we provided to a third party company, and (iii) others, including grants from local government.

Income (loss) before income taxes

As a result of the foregoing, we have income before income taxes of RMB61.4 million for the year ended June 30, 2019 and loss before income tax of RMB35.9 million for the year ended June 30, 2020.

Income Tax Expense

The Cayman Islands

Puyi Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, our group is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

Our subsidiary incorporated in the BVI is not subject to taxation.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazette on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%. As Puyi HK did not generate any assessable profits arising or derived from Hong Kong for the years ended June 30, 2019 and 2020, no provision for Hong Kong profits tax were made in these two fiscal years.

PRC

The Group’s PRC subsidiary and VIEs incorporated in PRC are subject to the PRC Income Tax laws. Pursuant to the relevant laws and regulations in the PRC, Puyi Bohui is regarded as an accredited software company and a High and New Technology Enterprise (“HNTE”), and thus enjoys preferential tax treatments, including being exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Puyi Bohui, tax year 2015 was the first profit-making year and accordingly, from January 1, 2017 to December 31, 2019 Puyi Bohui has made a 12.5% tax provision for its profits; beginning from January 1, 2020, Puyi Bohui is qualified for west development taxation preference and is subject to an income tax rate for 15%. Shenzhen Puyi Zhongxiang Information Technology Co., Ltd. is qualified for Shenzhen Qianhai modern services cooperation district entity tax preference and is subject to an income tax rate for 15%. Chongqing Fengyi and Puyi Consulting are qualified for west development taxation preference and is subject to an income tax rate for 15%. Other PRC subsidiaries of our VIEs are subject to a standard 25% EIT.

Critical Accounting Policies

Our consolidated financial statements include the financial statements of our group, all our majority-owned subsidiaries and those VIEs of which we are the primary beneficiary, from the dates they were acquired or incorporated. We prepare consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

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

The consolidated financial statements include the financial statements of all our subsidiaries and our VIE, from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated upon consolidation.

Accounts receivable, other receivables, and amount due from related parties, net

Accounts receivable, other receivables and amount due from related parties are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable, other receivables and due from related parties. We determine the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We did not have any off-balance-sheet credit exposure relating to our customers, suppliers or others. For the years ended June 30, 2019 and 2020, the Group recorded RMB nil and RMB6,892,000 as allowances for doubtful accounts against its accounts receivable, and the group did not record any allowances for doubtful accounts against its other receivables and amount due from related parties nor did it charge off any such amounts, respectively.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the consolidated statements of operations and comprehensive income (loss) for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the years ended June 30, 2019 and 2020.

Fair value of financial instruments

We record certain of our financial assets and liabilities at fair value on a recurring basis. Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

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

The carrying values of our financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, short-term investments, commercial acceptance notes, short-term loans receivable, accounts payable, investors’ deposit, amounts due from and due to related parties, approximate their fair values due to the short term nature of these instruments.

Income taxes

We follow the guidance of ASC Topic 740 “Income taxes” and use the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of operations and comprehensive income (loss) in the period that includes the enactment date.

Uncertain tax positions

We follow the guidance of ASC Topic 740 “Income taxes,” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Topic also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. We recognize interest on non-payment of income taxes and penalties associated with tax positions when a tax position does not meet more likely than not thresholds be sustained under examination. The tax returns of our PRC subsidiaries and VIEs are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. During the years ended June 30, 2018, 2019 and 2020, we recognized nil, RMB600,000 and nil of provisions on our uncertain tax positions as a result our analysis over transfer pricing. We recognize the provisions and any interest and penalties within the income tax expense line item in the accompanying Consolidated Statements of Income. The accrued provisions and any related interest and penalties balances are included in the other tax liabilities line in the Consolidated Balance Sheet. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months.

Revenue recognition

On July 1, 2018, we adopted ASC 606 “Revenue from Contracts with Customers”, applying the modified retrospective method. The adoption didn’t result in a material adjustment to the our accumulated deficit as of July 1, 2018. Accordingly, revenue for the year ended June 30, 2019 and after was presented under ASC 606, while comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

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

The adoption of ASC 606 did not significantly change (i) the timing and pattern of revenue recognition for all of our revenue streams, and (ii) the presentation of revenue. Therefore, the adoption of ASC 606 did not have a significant impact on the our financial position, results of operations, equity or cash flows as of the adoption date and for the years ended June 30, 2019 and 2020.

We generate revenues mainly from wealth management and asset management.

Wealth Management

Revenue from wealth management mainly includes distribution commissions and performance-based fees, in a typical arrangement in which our group serves as distributor.

Distribution commissions

Distribution commissions include one-time commissions and recurring management fees. Distribution commissions are primarily generated from distributions of financial products, including publicly raised fund products, privately raised fund products and other financial products. The Group enters into distribution agreements with financial product issuers which specify the key terms and conditions of the arrangement. Such agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges.

The Group defines the “distribution of a financial product” for its revenue recognition purpose at the time when both of the following two criteria are met: (1) the product purchaser (the “investor”) has entered into a purchase or subscription contract with the relevant product issuer or fund manager and the investor has transferred the subscription fund to an escrow account designated by the product issuer or fund manager and (2) the product issuer or fund manager has issued a formal notice to confirm the distribution of a financial product.

One-time commissions are calculated by multiplying a pre-agreed annualized charge rate with the amount of products distributed, and are recorded at a point in time when the financial product is established. The Company charges an additional one-time commission fee for publicly raised funds distributed, by multiplying a pre-agreed charge rate with the amount of redemption, when the investor chooses to redeem the financial products. One-time commissions are typically paid on or shortly after the transaction is completed.

The Group also charges recurring management fees from the financial products issuers. Recurring management fees are recorded over time, and are determined based on the types of financial products the Group distributes and calculated as either (i) pre-agreed annualized percentage with the daily outstanding balance confirmed with the issuer, prorated daily , (ii) pre-agreed annualized charge rate with the amount of products distributed, prorated by the actual period length of the product , or (iii) as a percentage of the fair value of the total investment in the financial products, calculated daily. Recurring management fees are typically paid on a regular basis (typically quarterly or annually) and are not subject to clawback once determined.

Performance-based distribution fees

Performance-based distribution fees are contributed by the distribution of privately raised fund products. The Group earns performance-based distribution fees from the issuers of the privately raised fund products, which are dependent on the extent by which the fund’s investment performance exceeds a certain threshold at the end of the contract term. Such performance-based fee is typically recognized at a point of time, usually at the end of the contract term when the cumulative return of the fund can be determined, and is not subject to clawback provisions.

Corporate Financing

We provided comprehensive financing solutions to corporate borrowers, including reference of sources and channels of funding. The contract between the borrower and us clearly state the financing amount, the agreed financing days, and the annualized charge rate. Although the performance obligation is fulfilled when the borrower receives the funding, there is a variable consideration that the amount of advisory fee will be reduced if the borrower returns the loan in advance which is also typically stated in the contract. Therefore the revenue is calculated by multiplying the annualized charge rate with the financing amount and recognized at a straight-line over the actual service period. We have ceased to provide corporate financing service. Except for minimal revenue of RMB6,000, we have completely ceased corporate financing services as we further consolidated our resource to mainly focus on the development of wealth management services.

Asset Management

Revenue from asset management service mainly includes management fees and performance-based fees, in a typical arrangement in which we serve as fund manager.

Management fees

Revenue from asset management includes management fees from the privately raised funds managed by us. Management fees are recognized in the period during which the related services are performed in accordance with the contractual terms of the fund agreements from the established date to the terminated date of the funds. Management fees earned from certain investment funds are based upon a range of up to 2% of capital committed. By unanimous consent among the fund manager, investors and the trustee, the fund could be terminated earlier than the contract period, and the remaining portion of unamortized management fee shall be returned to the investors.

Performance-based fees

We are entitled to a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold. Such performance-based fee is typically calculated and recognized when the cumulative return of the fund can be determined, and is not subject to clawback provisions.

Information technology and others

In the year ended June 30, 2018, information technology and others mainly represented revenue from the technological support and system development services provided to third parties. The services contract pricing is based on the expected labor cost, project management services fee plus a certain percentage of gross profit. Revenue is recognized according to completion percentage and total contract amount upon the acceptance of the services confirmed by the customers. In July 2018, our group transitioned our IT service into part of our internal information technology service function, and as a result, did not record revenue from information technology in year ended June 30, 2019.

In the year ended June 30, 2019, other income of RMB1.0 million comprised interest income from our factoring business, which was recognized over the factoring period.

In the year ended June 30, 2020, we had no revenue from information technology and others.

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

	For the year ended June 30,
	2018		2019		2020
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Net revenues	165,811	100.0	203,231	100.0	129,483	100.0	18,327
Total operating costs and expenses	(102,918)	(62.1)	(147,151)	(72.4)	(183,007)	(141.3)	(25,903)
Income (loss) from operations	62,893	37.9	56,080	27.6	(53,524)	(41.3)	(7,576)
Other income, net:	8,985	5.4	5,339	2.6	17,579	13.6	2,488
Income (loss) before income taxes	71,878	43.3	61,419	30.2	(35,945)	(27.7)	(5,088)
Income tax (expense) benefit	(8,261)	(5.0)	(9,396)	(4.6)	2,394	1.8	339
Net income (loss)	63,617	38.3	52,023	25.6	(33,551)	(25.9)	(4,749)
less: net loss attributable to non-controlling interests	(979)	(0.6)	(1,508)	(0.7)	(648)	(0.5)	(92)
Net income (loss) attributable to our shareholders	64,596	38.9	53,531	26.3	(32,903)	(25.4)	(4,657)

Year Ended June 30, 2020 Compared to Year Ended June 30, 2019

Net Revenues

Our net revenues decreased by RMB73.7 million, or 36.3%, from RMB203.2 million for the year ended June 30, 2019 to RMB129.5 million (US$18.3 million) for the year ended June 30, 2020.

Wealth management services

Net revenues from wealth management services decreased by RMB86.6 million, or 44.9%, from RMB193.1 million for the year ended June 30, 2019 to RMB106.4 million (US$15.1 million).

●	Publicly raised fund products. Our revenue from publicly raised fund products increased by RMB39.6 million, or 432.7%, from RMB9.2 million for the year ended June 30, 2019 to RMB48.8 million (US$6.9 million), primarily due to an increase in commission as a result of the significant increase in the distribution of publicly raised fund products.

●	Exchange administered products. Our revenue from exchange administered products decreased by RMB21.2 million, or 61.8%, from RMB34.3 million for the year ended June 30, 2019 to RMB13.1 million (US$1.9 million), primarily because we have switched our focus to distribution of fund products and ceased to offer exchange administered products since October 2019.

●	Privately raised fund products. Our net revenues from privately raised fund products decreased by RMB105.1 million, or 70.2%, from RMB149.6 million for the year ended June 30, 2019 to RMB44.5 million (US$6.3 million), primarily due to (i) the decreased transaction value of privately raised fund products as we further optimized our product portfolio and significantly downsized the distribution of private equity fund series; (ii) the outbreak of COVID-19, which had an material adverse impact on our offline distribution of privately raised fund products; and (iii) the decrease in recognized performance-based fees to RMB6.8 million (US$1.0 million), from RMB46.9 million for the year ended June 30, 2019.

Corporate finance services

Our net revenues generated from corporate finance services decreased by 99.9% to RMB6,000 (US$1,000) for the year ended June 30, 2020 from RMB6.3 million for the year ended June 30, 2019, as we began to cease our corporate finance services in May 2020.

Asset management services

We commenced our asset management services by launching two FoFs in April 2018. As of June 30, 2020, we had six funds under management with AUM totaling RMB849.0 million (US$120.2 million), including three additional funds under our management in the year ended June 30, 2020. As a result, net revenues generated from our asset management services significantly increased to RMB23.0 million (US$3.3 million) for the year ended June 30, 2020 from RMB2.8 million for the year ended June 30, 2019.

Operating Costs and Expenses

Our total operating costs and expenses increased by RMB35.9 million, or 24.4%, from RMB147.2 million for the year ended June 30, 2019 to RMB183.0 million (US$25.9 million).

Our cost of sales increased by RMB0.7 million, or 2.1%, from RMB31.1 million for the year ended June 30, 2019 to RMB31.8 million (US$4.5 million) for the year ended June 30, 2020, primarily due to (i) all privately raised fund products distributed for the year ended June 30, 2020 being on a gross-commission basis under which we recognized the commissions paid to third parties including seed clients as cost of sales; and (ii) an increase in commission expenses as a result of the significant increase in the distribution of publicly raised fund products. Our cost of sales as a percentage of net revenues increased from 15.3% for the year ended June 30, 2019 to 24.5% for the year ended June 30, 2020, and our gross profit margin (calculated as the difference between net revenues and the cost of sales divided by the net revenues) was 84.7% for the year ended June 30, 2019 and 75.5% for the year ended June 30, 2020.

Our selling expenses increased by RMB16.6 million, or 24.6% from RMB67.5 million for the year ended June 30, 2019 to RMB84.1 million (US$11.9 million), primarily due to (i) our increased marketing and sales promotion activities on publicly raised fund products; (ii) an increase in the number of investment advisors to support our marketing and sales promotion activities on publicly raised fund products; and (iii) an increase in reward to seed clients who introduced more clients. Our selling expenses as a percentage of net revenues was 33.2% for the year ended June 30, 2019 and 64.9% for the year ended June 30, 2020.

Our general and administrative expenses increased by RMB18.6 million or 38.3%, from RMB48.6 million for the year ended June 30, 2019 to RMB67.2 million (US$9.5 million) as of June 30, 2020, primarily due to (i) increase in the salary level and scale of administrative staffs; and (ii) an allowance of RMB6,892,000 recorded for accounts receivable. Our general and administrative expenses as a percentage of net revenues was 23.9% for the year ended June 30, 2019 and 51.9% for the year ended June 30, 2020.

Investment Income

Our investment income increased significantly from RMB0.2 million for the year ended June 30, 2019 to RMB1.5 million (US$0.2 million) for the year ended June 30, 2020, primarily due to an increase in our purchases of wealth management products which led to an increase in investment returns from such purchased products.

Interest Income

Our interest income increased by 84.7% from RMB6.0 million for the year ended June 30, 2019 to RMB11.0 million (US$1.6 million) for the year ended June 30, 2020, primarily due to (i) an increase in our purchases of low risk financial products from financial institutions which are considered as cash equivalents, and (ii) interest income from short-term loans provided to another company.

Interest Expenses

We incurred an interest expense of RMB1.0 million for the year ended June 30, 2019, which was primarily in relation to a short-term loan with a principal amount of RMB50.0 million from a related party. The amounts are unsecured, bearing interest at 8.5% per annum. The loan has been fully repaid as of December 2018. We did not incur any interest expense for the year ended June 30, 2020.

Income Tax (Expense) Benefit

We incurred income tax expense of RMB9.4 million for the year ended June 30, 2019 and income tax benefit of RMB2.4 million for the year ended June 30, 2020 due to deferred tax assets generated from net loss.

Net Income (loss)

As a result of the foregoing, we recorded a net loss of RMB33.6 million for the year ended June 30, 2020 as compared to a net income of RMB52.0 million for the year ended June 30, 2019.

Discussion of Key Balance Sheet Items

The following table sets forth selected information from our combined statement of financial position as of June 30, 2019 and 2020. This information should be read together with our combined financial statements and related notes included elsewhere in this prospectus.

	As of June 30,
	2019	2020
	RMB	RMB	US$
		(in thousands)
ASSETS:
Current assets:
Cash and cash equivalents	378,445	285,924	40,470
Restricted cash	51,823	2,970	420
Accounts receivable, net	27,767	39,812	5,635
Short term investments	2,000	4,000	566
Other receivables	6,499	6,376	902
Short-term loans receivable	—	52,893	7,487
Amount due from related parties	590	1,247	177
Total current assets	467,124	393,222	55,657
	—	—	—
Long-term investments	2,000	—	—
Property and equipment, net	4,026	4,776	676
Intangible assets, net	733	363	51
Long-term prepayments	393	1,269	180
Deferred tax assets	5,133	10,909	1,544
Right-of-use asset	—	22,172	3,138
Total assets	479,409	432,711	61,246

LIABILITIES:
Current liabilities:
Accounts payable	5,873	9,037	1,279
Investors’ deposit	51,823	2,970	420
Other payables and accrued expenses	8,657	15,755	2,230
Lease liability, current	—	7,401	1,048
Income taxes payable	—	2,637	373
Other tax liabilities	9,300	9,300	1,316
Advance receipts	180	421	60
Total current liabilities	75,833	47,521	6,726
Lease liabilities, non-current	—	14,709	2,082
Total liabilities	75,833	62,230	8,808

Restricted Cash

Restricted cash were mainly uninvested cash balances of our clients after purchasing privately raised fund products, which were temporarily deposited in our bank account. These cash balances were under the custody and supervision of the designated financial institution as required by CSRC, for the purpose of preventing abusive use of investors’ funds. Our restricted cash amounted to RMB51.8 million as of June 30, 2019 and RMB3.0 million (US$0.4 million) as of June 30, 2020, reflecting the uninvested balance level as of each fiscal year end.

Short-term Loans Receivable

Our short-term loans receivable primarily consisted of a loan of RMB50.0 million to a third party company for one year from January 7, 2020 to December 25, 2020, which is subject to an annual interest rate of 12%. Our short-term loan receivable increased from RMB nil as of June 30, 2019 to RMB52.9 million (US$7.5 million) including accrued interest income of RMB2.9 million as of June 30, 2020.

Accounts receivable, net

Accounts receivable primarily relate to the amount that we earned from our wealth management services and asset management services. Our accounts receivable increased from RMB27.8 million as of June 30, 2019 to RMB39.8 million (US$5.6 million) as of June 30, 2020, primarily due to an increase in the commission receivable for our publicly raised fund products.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our operating activities and proceeds from issuance and sales of ADSs in our initial public offering. Our cash and cash equivalents decreased from RMB378.4 million as of June 30, 2019 to RMB285.9 million (US$40.5 million) as of June 30, 2020. We had no bank borrowings as of June 30, 2020.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months from the date of this report. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible loans would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our consolidated VIE, we only have access to cash balances or future earnings of our consolidated variable interest entity through our contractual arrangements with our variable interest entity. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with our variable interest entity and its shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control”. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure” below.

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

	For the year ended June 30,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	44,916	98,040	(88,749)	(12,562)
Net cash provided by (used in) investing activities	10,047	62,539	(53,081)	(7,513)
Net cash provided by financing activities	—	155,262	—	—
Net increase (decrease) in cash and cash equivalents, and restricted cash	54,963	315,841	(141,830)	(20,075)
Cash and cash equivalents and restricted cash at beginning of year	57,037	112,000	430,268	60,900
Effect of exchange rate changes on cash and cash equivalents	—	2,427	456	65
Cash and, cash equivalents and restricted cash at end of year	112,000	430,268	288,894	40,890

Operating Activities

Net cash used in operating activities for the year ended June 30, 2020 was RMB88.7 million (US$12.6 million). This reflected the net loss of RMB33.6 million (US$4.7 million), as adjusted for non-cash and non-operating items, primarily including (i) depreciation of property and equipment of RMB2.0 million (US$0.3 million); (ii) investment income of RMB1.5 million (US$0.2 million); (iii) allowance for deferred tax assets of RMB2.2 million (US$0.3 million); (iv) amortization of right-of-use assets of RMB6.8 million (US$1.0 million); and (v) bad debt provision of RMB6.9 million (US$1.0 million). This amount was further adjusted by negative changes in working capital including: (i) an increase of RMB19.0 million (US$2.7 million) in accounts receivable, primarily due to an increase in the commission receivable of publicly raised fund products; (ii) a decrease of RMB48.9 million (US$6.9 million) in investor’s deposit, primarily due to a decrease in investors’ deposit in connection with the uninvested cash balances of our clients; (iii) a decrease of RMB6.6 million (US$0.9 million) in lease liabilities primarily due to the payment of rents; (iv) an increase of RMB7.9 million (US$1.1 million) in deferred tax assets generated from net loss. The negative changes were partially offset by (i) an increase of RMB3.2 million (US$0.5 million) in accounts payable, primarily due to an increase in the commission payable of publicly raised fund products; and (ii) an increase of RMB3.0 million (US$0.4 million) in income tax payable, primarily due to accrued income tax; (iii) an increase of RMB7.1 million (US$1.0 million) in other payables and accrued expenses, primarily due to an increase in the accrued reward expenses to seed clients.

Investing Activities

Net cash used in investing activities for the year ended June 30, 2020 was RMB53.1 million (US$7.5 million), which was primarily attributable to (i) distribution of short-term loans receivable of RMB240.0 million (US$34.0 million) to another company; (ii) purchase of short-term investments of RMB40.0 million (US$5.7 million); and (iii) purchase of property and equipment of RMB2.7 million (US$0.4 million), partially offset by (i) collection of short-term loans receivables of RMB190.0 million (US$26.9 million) provided to another company; and (ii) proceeds from disposal of short-term investments of RMB41.2 million (US$5.9 million).

Financing Activities

We did not have any cash inflow or outflow due to financing activities for the year ended June 30, 2020.

Capital Expenditures

We made capital expenditures of RMB4.8 million and RMB3.6 million (US$0.5 million) for the years ended June 30, 2019 and 2020, respectively, which were primarily related to our purchase of office equipment, motor vehicles, software and our long-term prepayments for our purchase of software.

Holding Company Structure

Puyi, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries, our consolidated VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiary. If our wholly-owned subsidiary or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned subsidiary and our consolidated VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our wholly-owned subsidiary in China to its business development and do not plan to request dividend distributions from it.

C.	Research and Development, Intellectual Property

Research and Development

Not applicable.

Intellectual Property

See “Item 4. Information on our group — B. Business Overview — Intellectual Property”.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended June 30, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that are reasonably likely to cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As of June 30, 2020, we did not enter any off-balance sheet arrangements such as any financial guarantees or other commitments to guarantee the payment obligations of any third parties, which in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operation. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Maturities of Lease Liabilities

We have several operating leases, primarily for our office premises.

The following table sets forth our maturities of lease liabilities under operating lease agreements (with initial lease terms in excess of one year) as of June 30, 2020.

Lease liability
Maturity	RMB

Year ending June 30:
2021	8,303
2022	8,102
2023	6,263
2024	1,039
2025	66
Total	23,773

G.	Safe Harbor

See “Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Yu Haifeng	46	Director and Chairman of the board
Ren Yong	37	Chief Executive Officer
Hu Anlin	39	Director, Chief Financial Officer and Vice President
Hu Yinan	55	Director
Luo Jidong	67	Independent Director
Zhang Jianjun	63	Independent Director
Zhai Lihong	51	Independent Director

 Yu Haifeng Mr. Yu has served as chairman of the board since our inception and previously served as our Chief Executive Officer since our inception until September 2019. Mr. Yu founded Fanhua Puyi in 2010 and has served as Chief Executive Officer since then. Prior to found our company, Mr. Yu served as general manager at Fanhua Dongguan Jiayu Insurance Agency Co., Ltd. from 2001 to 2007. From May 2007 to January 2010, Mr. Yu served as chief operating officer in CNFINANCE Holdings Limited (CNFH). Mr. Yu received his bachelor’s degree in marketing from Zhengzhou University of Aeronautics in 1996. In July 2016, Mr. Yu was awarded as by “the 2016 China Economic Figure” by the China Economy for the Private Sector Prospective Forum Committee.

Ren Yong Mr. Ren has served as our Chief Executive Officer since September 2019. Mr. Ren has over 10 years of experience in corporate management. Prior to joining us, Mr. Ren served as the vice president of Fanhua Insurance Sales Services Group Company Limited from 2017 to 2019, and successively served as financial manager, vice general manager, and general manager at a branch office in this company from 2006 to 2017. Mr. Ren received his bachelor’s degree in accounting from Southwestern University of Finance and Economics in 2005 and received his master’s degree in finance from Shandong University in 2011.

Hu Anlin Mr. Hu has served as our Chief Financial Officer since July 2018 and our director since August 2018. Prior to joining us, Mr. Hu served as department vice president at Fanhua Inc. (NASDAQ: FANH) from September 2013 to June 2018 and served as financial manager, audit manager, department director and financial controller in this company from October 2001 to August 2013. Mr. Hu received his bachelor’s degree in accounting from Zhengzhou University of Aeronautics in July 2001.

Hu Yinan Mr. Hu has been our director since August 2018. Mr. Hu has also been the director of Fanhua Inc. (NASDAQ: CISG) since 1998 and previously served as the chairman of the board of this company from 1998 to 2017. From 1998 to October 2011, Mr. Hu served as the chief executive officer of Fanhua Inc. From 1993 to 1998, Mr. Hu served as chairman of the board of directors of Guangdong Nanfeng Enterprises Co., Ltd., a company he co-founded that engaged in import and export, manufacturing of wooden doors and construction. From 1991 to 1995, Mr. Hu was an instructor of money and banking at Guangdong Institute for Managers in Finance and Trade. Mr. Hu received a bachelor’s degree and a master’s degree in economics from Southwestern University of Finance and Economics in China.

Luo Jidong Mr. Luo has been our independent director since March 2019. Mr. Luo served as a member of the Standing Committee of the People’s Political Consultative Conference of Guangdong Province, head of the Ethnic and Religious Affairs Committee of Guangdong Province and head of the Economic Committee of Guangdong Province from February 2013 until February 2017. Mr. Luo also previously served as the president of Guangdong Rural Credit Cooperative Union from August 2005 to May 2013, the head of the Finance Office of the Government of Guangdong Province from January 2004 to July 2005, the president of Guangzhou Branch of China Merchants Bank from December 1998 to December 2003, and the vice president of Guangzhou Branch of the People’s Bank of China from November 1996 to December 1998. Mr. Luo joined Guiyang Branch of the People’s Bank of China in January 1985 and served as the vice president of Guiyang Branch of the People’s Bank of China from December 1990 to July 1995, and the president of Guiyang Branch of the People’s Bank of China from July 1995 to November 1996. Mr. Luo worked at Guiyang Central Branch of the People’s Bank of China from June 1970 to December 1984. Mr. Luo graduated from the special training program of finance for cadres in Southwestern University of Finance and Economics in 1984. Mr. Luo obtained a master’s degree in economics from Southwestern University of Finance of Economics in 1996 and a PhD degree in economics from Southwestern University of Finance and Economics in 2010.

Zhang Jianjun Mr. Zhang has been our independent director since March 2019. Mr. Zhang previously served as the chief economist of Sanpower Group from March 2017 to February 2018, and as an economist of China Merchants Capital Investment Co., Ltd from January 2017 to February 2017. Mr. Zhang worked at the People’s Bank of China from June 1995 to December 2016. From October 1996 to September 1997, Mr. Zhang attended a training course at the Insurance College of New York and worked at Sumitomo Marine in New York. Mr. Zhang served as the vice president of Economic Department and the deputy director of the Institution of Economics of Hunan University of Finance and Economics from September 1992 to June 1995. Mr. Zhang served as an associate professor in Hunan University of Finance and Economics from July 1990 to September 1992, and as a lecturer and associate professor in Central South University of Technology from December 1984 to July 1990. Mr. Zhang received a bachelor’s degree in economics from Central South University of Technology in 1981, a master’s degree in economics from Central South University of Technology in 1985 and a PhD degree in economics from Wuhan University in 1993. Mr. Zhang visited University of Colorado, Boulder as a visiting scholar from November 1993 to April 1994.

Zhai Lihong Dr. Zhai has been our independent director since March 2020. Prior to joining our group, Dr. Zhai has more than 30 years of experiences in the financial industry, including experiences as a lecturer in finance at Southwestern University of Finance and Economics and as the director of a well-known trust and financing research institute. In addition, Dr. Zhai has extensive experience in corporate management, and he has also held multiple senior management positions, including being an independent director and supervisor, in several banks and corporations. Dr. Zhai received his bachelor’s degree in finance from Shanxi University of Finance and Economics in 1991 and his master and doctor degrees in finance from Southwestern University of Finance and Economics in 1999 and 2005, respectively.

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

For the year ended June 30, 2020, we paid an aggregate of approximately RMB3.6 million (US$0.5 million) in cash to our executive officers and an aggregate of approximately RMB0.7 million in cash (US$102,000) to our independent directors. We have not set aside or accrued any amounts to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

2018 Share Incentive Plan

Under the 2018 Share Incentive Plan, or the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance will be 18,094,402 ordinary shares, equal to 20% of the total outstanding ordinary shares of our company. As of August 31, 2020, no share award has been granted under the 2018 Plan.

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

C. Board Practices

Board Committees

We have established an audit committee under the board of directors and adopted a charter for the audit committee. Under NASDAQ Global Market standards, a listed company must have a compensation committee and a nominating/corporate governance committee composed only of independent directors. The Cayman Islands does not require a publicly traded company to establish such committees. As a foreign private issuer, we intend to follow our home country practice and will not establish a compensation committee or a nominating/corporate governance committee.

Audit Committee.    Our audit committee consist of three independent directors, Mr. Luo Jidong, Mr. Zhang Jianjun and Dr. Zhai Lihong, and is chaired by Mr. Luo Jidong. We have determined that these three independent directors satisfy the independence requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market and the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Luo Jidong and Dr. Zhai Lihong qualify as “audit committee financial experts” within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our group. The audit committee is responsible for, among other things:

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

D. Employees

We had 347 and 350 employees as of June 30, 2019 and 2020, respectively. The following table sets forth the number of our employees by function as of June 30, 2020.

Functional Area	Number of employees	Percentage of total
Investment advisory	222	63.5%
Management and administrative	46	13.1%
Technical department	50	14.3%
Risk management	5	1.4%
Asset management	27	7.7%
Total	350	100.0%

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

E. Share Ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following tables set forth certain information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report, and as adjusted to reflect the sale of the ordinary shares offered by us in our initial public offering, for:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares; and

●	each of our directors and executive officers;

As of the date of this annual report, we had 90,472,014 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares beneficially owned
Name of beneficial owner	Ordinary Shares	Percentage
Directors and executive officers:
Yu Haifeng(1)	79,232,000	87.6%
Principal Shareholders:
Worldwide Success Group Limited(2)	40,240,500	44.5%
Winter Dazzle Limited(3)	12,559,500	13.9%
Danica Surge Limited(4)	13,600,000	15.0%
Advance Tycoon Limited(5)	12,832,000	14.2%

(1)	Represents (i) 40,240,500 ordinary shares held through Worldwide Success Group Limited. Worldwide Success Group Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Mr. Yu Haifeng; (ii) 12,559,500 ordinary shares held by Winter Dazzle Limited, a limited liability company incorporated in the British Virgin Islands. Winter Dazzle Limited is wholly owned by Speed Fortune Holdings Limited, a limited liability company incorporated in the British Virgin Islands. Mr. Yu is the sole director of Speed Fortune Holdings Limited and contractually controls the sole voting power of all ordinary shares indirectly held by Speed Fortune Holdings Limited through Winter Dazzle Limited; (iii) 13,600,000 ordinary shares held by Danica Surge Limited, a limited liability company incorporated in the British Virgin Islands. Danica Surge Limited is wholly owned by Fine Tranquil Limited, a limited liability company incorporated in the British Virgin Islands. Mr. Yu is the sole director of Fine Tranquil Limited and contractually controls the sole voting power of all ordinary shares indirectly held by Fine Tranquil Limited through Danica Surge Limited; (iv) 12,832,000 ordinary shares held by Advance Tycoon Limited, a limited liability company incorporated in the British Virgin Islands. Advance Tycoon Limited is wholly owned by Altamonte Ridge Limited, a limited liability company incorporated in the British Virgin Islands. Mr. Yu is the sole director of Altamonte Ridge Limited and contractually controls the sole voting power of all ordinary shares indirectly held by Altamonte Ridge Limited through Advance Tycoon Limited.

(2)	Represents 40,240,500 ordinary shares. Worldwide Success Group Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Mr. Yu Haifeng. The registered address of Worldwide Success Group Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(3)	Represents 12,559,500 ordinary shares. Winter Dazzle Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Speed Fortune Holdings Limited, a limited liability company incorporated in the British Virgin Islands. Mr. Yu is the sole director of Speed Fortune Holdings Limited. The disposal of ordinary shares held by Winter Dazzle Limited is decided by 66 individuals including 13 employees, who entrusted their voting power of such ordinary shares to Mr. Yu except for the matters related to share disposal. None of the 13 employees is a director or executive officer of our company. Mr. Yu and the 66 individuals are deemed as the beneficial owners of ordinary shares held by Winter Dazzle Limited. The registered address of Winter Dazzle Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	Represents 13,600,000 ordinary shares. Danica Surge Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Fine Tranquil Limited, a limited liability company incorporated in the British Virgin Islands. Mr. Yu is the sole director of Fine Tranquil Limited. The disposal of ordinary shares held by Danica Surge Limited are decided by 66 individuals including nine employees, who entrusted their voting power of such ordinary shares to Mr. Yu except for the matters related to share disposal. None of the nine employees is a director or executive officer of our company. Mr. Yu and the 66 individuals are deemed as the beneficial owners of ordinary shares held by Danica Surge Limited. The registered address of Danica Surge Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(5)	Represents 12,832,000 ordinary shares. Advance Tycoon Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Altamonte Ridge Limited, a limited liability company incorporated in the British Virgin Islands. Mr. Yu is the sole director of Altamonte Ridge Limited. The disposal of ordinary shares held by Advance Tycoon Limited is decided by 65 individuals including 13 employees, who entrusted their voting power of such ordinary shares to Mr. Yu except for the matters related to share disposal. None of the nine employees is a director or executive officer of our company. Mr. Yu and the 65 individuals are deemed as the beneficial owners of ordinary shares held by Advance Tycoon Limited. The registered address of Advance Tycoon Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge, as of the date of this annual report, 6,438,414 ordinary shares were held by one record holder in the United States, representing approximately 7.1% of our total outstanding shares. The record holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

B. Related Party Transactions

Contractual Arrangements with Our VIEs and Their Respective Shareholders

See “Item 4. Information on Our Group—C. Organizational Structure.”

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

Additionally, the employment agreements with executive officers provide for confidentiality and nondisclosure provisions, pursuant to which the executive officers are required to keep trade secrets confidential during the course of their employment and for a period of 36 months following the termination of their employment. Such employment agreements also contain a non-compete clause for a duration of 24 months following their employment, which prohibited the executive officers render services to or for, directly or indirectly, our competitors.

Share Incentive Plan

See “Directors, Senior Management and Employees — B. Compensation — 2018 Share Incentive Plan.”

Other Related Party Transactions

Please see note 17 of the consolidated financial statements filed as part of this annual report.

C. Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

We have appended consolidated financial statements to this annual report.

Legal Proceedings

We may from time to time become a party to various legal, arbitration or administrative proceedings arising in the ordinary course of our business. We are currently not a party to, and we are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

See “C. Markets”

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, of which every two represents three ordinary shares, have been listed on the NASDAQ since March 29, 2019. Our ADSs trade under the symbol “PUYI.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association that we have adopted and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

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

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we shall in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing, and shall be executed by or on behalf of the transferor, and if the directors so require, signed by the transferee.

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

Anti-Takeover Provisions.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favourable, including provisions that:

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on our group,” “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions,” in this “Item 10. Additional Information — C. Material Contracts” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on our group — B. Business Overview — Regulation— PRC Regulations Relating to Foreign Exchange.”

D.	Taxation

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

PRC Enterprise Income Tax

According to the Enterprise Income Tax Law of PRC (the “EIT Law”), which was promulgated on March 16, 2007, effective as of January 1, 2008, and last amended in February 2017, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%. The Regulation on the Implementation of Enterprise Income Tax Law of the PRC (the “EIT Rules”) was promulgated on December 6, 2007 and came into effect on January 1, 2008.

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

PRC Value-Added Tax

On March 23, 2016, the Ministry of Finance of China and the State Administration of Taxation of China jointly issued the Circular on the Nationwide Implementation of Pilot Program for the Collection of Value Added-Tax Instead of Business Tax, or Circular 36, which came into effect on May 1, 2016. Subsequent to the effectiveness of Circular 36, the business of our VIEs and WFOE will be primarily subject to value-added tax, or VAT, at a rate of 6% and they would be permitted to offset input VAT by providing valid VAT invoices received from vendors against their VAT liability.

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

Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. See “Item 10. Additional Information — E.Taxation — PRC Enterprise Income Tax.” In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Our ability to conduct its asset management business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, we may not be able to consolidate our VIE in our consolidated financial statements as we may lose the ability to exert effective control over our VIE and their respective shareholders and we may lose the ability to receive economic benefits from our VIE. We, however, do not believe such actions would result in the liquidation or dissolution of our company, our PRC subsidiary and VIE.

The interests of the shareholders of our VIE may diverge from those of our company, which may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing our VIE not to pay the service fees when required to do so. We cannot assure that when conflicts of interest arise, shareholders of our VIE will act in our best interests or that conflicts of interests will be resolved in our favor. Currently, we do not have existing arrangements to address potential conflicts of interest the shareholders of VIE may encounter in its capacity as beneficial owners and directors of our VIE, on the one hand, and as beneficial owners and directors of our company, on the other hand. The exclusive option agreements provide us with a mechanism to remove the current shareholders of our VIE should they act to the detriment of our company. We rely on certain current shareholders of our VIE to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of our company. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of its and our business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

Total assets and liabilities presented on our consolidated balance sheets and sales, expense, net income presented on the Consolidated Statement of Income as well as the cash flow from operating, investing and financing activities presented on the Consolidated Statement of Cash Flows are substantially the financial position, operation and cash flow of our VIE, Puyi Bohui, and its subsidiaries.

Concentration risks

The following table sets forth our customers accounting for 10% or more of total net revenues, in absolute terms and expressed as a percentage of total net revenues.

	Years ended June 30,
	2018	% of net revenues	2019	% of net revenues	2020	2020	% of net revenues
	RMB		RMB		RMB	US$

Company A	47,856	28.9	109,130	53.7	*	*	*
Company B	44,452	26.8	*	*	*	*	*
Company C	27,855	16.8	*	*	*	*	*
Company E	*	*	*	*	45,921	6,500	35.5
Company G	*	*	23,987	11.8	14,703	2,081	11.3
Company H	*	*	*	*	16,790	2,376	13.0
	120,163	72.5	133,117	65.5	77,414	10,957	59.8

* represented less than 10% of total net revenues for the fiscal year.

The following table sets forth our customers which accounted for 10% or more of accounts receivable, in absolute terms and expressed as a percentage of total net revenues.

	As of June 30,
	2019		2020
	RMB	%	RMB	US$	%

Company A	10,398	37.4	6,690	947	16.8
Company D	5,042	18.2	*	*	*
Company E	4,022	14.5	14,543	2,058	36.5
Company F	3,630	13.1	*	*	*
Company H	*	*	11,042	1,563	27.7
Total	23,092	83.2	32,275	4,568	81.0

* represented less than 10% of account receivables as of the year end.

Interest rate risks

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits and short-term, highly-liquid investments with original maturities of 90 days or less. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. As of June 30, 2020, we had no short-term or long-term bank borrowings. If we borrow money in future periods, we may be exposed to additional interest rate risk.

Foreign exchange risks

Substantially all of our revenues and expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to the cash and cash equivalents denominated in U.S. dollars that we keep offshore for dividend payments. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under such policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Removal of the U.S. dollar peg has resulted in an approximately more than 25.0% appreciation of the RMB against the U.S. dollar over the following eight years. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The PRC government may from time to time make further adjustments to the exchange rate system in the future. To the extent that we need to convert our U.S. dollar or other currencies-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar or other currencies would have an adverse effect on the RMB amount we receive from the conversion. We had U.S. dollar-denominated financial assets amounting to US$2.3 million as of June 30, 2020. A 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of RMB1.6 million (US$0.2 million) in the value of our U.S. dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts or other currencies amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or other currencies against the RMB would have a negative effect on the U.S. dollar or other currencies amount available to us.

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

The F-1 Registration Statement came into effect on March 17, 2019. For the period from the effective date of the F-1 Registration Statement to June 30, 2020, the total expenses incurred for our company’s account in connection with our IPO was approximately US$3.3 million, which included US$1.7 million in underwriting discounts and commissions for the IPO and approximately US$1.6 million in other costs and expenses for our IPO. We received net proceeds of approximately US$22.4 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from March 17, 2019, the date that the Form F-1 was declared effective by the SEC, to June 30, 2020, we have used approximately 40% of the net proceeds from our initial public offering to expand our branch network, upgrade our IT infrastructure, launch additional FoFs and NPL funds and other general corporate purposes.

We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of June 30, 2020. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of June 30, 2020, our existing disclosure controls and procedures were ineffective solely due to one material weakness in internal control over financial reporting identified in “—Management’s Annual Report on Internal Control over Financial Reporting” below.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2020. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of June 30, 2020, our internal control over financial reporting was ineffective solely due to one material weakness identified below.

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness, which was first identified in the course of preparing our consolidated financial statements for the year ended June 30, 2018, relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures.

To remedy our identified material weakness, we have implemented and planned to implement a number of measures to address the material weakness that has been identified in connection with the audits of our consolidated financial statements, including (i) setting up a separate and independent department, the Financial Reporting Department, which is responsible to deal with complex U.S. GAAP technical accounting issues, and make relevant disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC; (ii) establishing relevant processes that are necessary for preparing consolidated financial reports and relevant disclosure; (iii) conducting trainings for the management and relevant personnel to enable them to have a full understanding of financial reporting requirements set forth by the SEC as well as the responsibilities of listed companies; and (iv) working closely with our auditors and lawyers to seek professional advice and guidance to address the material weakness.

Since we qualified as an “emerging growth company” as defined under the JOBS Act as of June 30, 2020, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

C. Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Luo Jidong and Dr. Zhai Lihong, the members of our audit committee and independent directors (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), are audit committee financial experts.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in November 2018. We have posted a copy of our code of business conduct and ethics on our website at website http://ir.puyiwm.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by our principal accountant, Marcum Bernstein & Pinchuk LLP, for the years ended June 30, 2019 and 2020.

	For the year ended June 30,
	2019	2020
	RMB	RMB
	(in thousands)
Audit Fees – Marcum Bernstein & Pinchuk LLP	3,857	1,945
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	3,857	1,945

Audit Fees

Marcum Bernstein & Pinchuk LLP’s audit fees for the year ended June 30, 2020 consist of the audits of our financial statements for the year ended June 30, 2020 and the review of our interim financial statements included in 6-K filings for the six months ended December 31, 2019. The amount included VAT.

Audit-Related Fees

There were no audit-related fees incurred by the group for the year ended June 30, 2020.

Tax Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP for tax services rendered during year ended June 30, 2020.

All Other Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP for other professional services rendered during the year ended June 30, 2020.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

No applicable.

ITEM 16G. CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Currently, we choose to rely on home country practice with respect to certain our corporate governance matters, and our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters in lieu of the corporate governance listing standards applicable to U.S. domestic issuers, which home country practices may afford comparatively less protection to shareholders.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1.	Second Amended and Restated Memorandum and Articles of Association of the Registrant, effective March 19, 2019 (incorporated herein by reference to Exhibit 3.2 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
2.1.	Registrant’s Specimen Share Certificate for ordinary shares (incorporated herein by reference to Exhibit 4.1 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
2.2.	Form of Chengdu Puyi Bohui Information Technology Co., Ltd. Equity Entrustment Agreement (same as Exhibit 4.23) (incorporated herein by reference to Exhibit 4.2 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
2.3.	Purchase Agreement between Fanhua Inc. and Puyi Inc. dated September 5, 2018 (same as Exhibit 4.26) (incorporated herein by reference to Exhibit 4.3 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
2.4.	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.5) (incorporated herein by reference to Exhibit 4.4 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
2.5.	Deposit Agreement, among the Registrant, the Depositary and Beneficial Owners of the American Depositary Receipts dated March 27, 2019 (incorporated herein by reference to Exhibit 2.5 to the Form 20-F, as amended, initially filed on October 14, 2019 (File No. 001-38813))
4.1.	Instrument of Transfer between Worldwide Success Group Limited and Advance Tycoon Limited dated August 31, 2018 (incorporated herein by reference to Exhibit 10.1 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.2.	Instrument of Transfer between Worldwide Success Group Limited and Danica Surge Limited dated August 31, 2018 (incorporated herein by reference to Exhibit 10.2 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.3.	Instrument of Transfer between Worldwide Success Group Limited and Winter Dazzle Limited dated August 31, 2018 (incorporated herein by reference to Exhibit 10.3 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.4.	Equity Interest Transfer Agreement between Yu Haifeng and Chengdu Puyi Bohui Information Technology Co., Ltd. dated August 7, 2018 (incorporated herein by reference to Exhibit 10.4 to the Form F-1, as amended, November 21, 2018 (File No.333-228510))
4.5.	Equity Interest Transfer Agreement between Yu Haifeng and Renshou Xinrui Enterprises Management Center (Limited Partnership) dated August 7, 2018 (incorporated herein by reference to Exhibit 10.5 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.6.	Share Transfer Agreement between Chengdu Puyi Bohui Information Technology Co., Ltd. and Renshou Xinrui Enterprises Management Center (Limited Partnership) & Yu Haifeng dated December 28, 2016 (incorporated herein by reference to Exhibit 10.6 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))

4.7.	Share Transfer Agreement between Li Shaogang & Dai Zijian and Tibet Zhuli Investment Co., Ltd & Guangdong Fanhua Puyi Asset Management Co., Ltd. dated May 22, 2018 (incorporated herein by reference to Exhibit 10.7 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.8.	Equity Transfer Agreement between Yu Haifeng & Renshou Xinrui Enterprises Management Center (Limited Partnership) and Chengdu Puyi Bohui Information Technology Co., Ltd dated June 5, 2018 (incorporated herein by reference to Exhibit 10.8 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.9.	Share Transfer Agreement between Shao Yanhui & Diao Yi and Dai Zijian & Li Shaogang dated March 20, 2017 (incorporated herein by reference to Exhibit 10.9 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.10.	Equity Transfer Agreement between Shenzhen Chuangjia Investment Partnership (Limited Partnership) and Yang Yuanfen dated July 16, 2018 (incorporated herein by reference to Exhibit 10.10 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.11.	Equity Transfer Agreement between Shenzhen Chuangjia Investment Partnership (Limited Partnership) and Yu Haifeng dated July 16, 2018 (incorporated herein by reference to Exhibit 10.11 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.12.	Equity Interest Transfer Agreement between Shenzhen Yingjiasheng Investment Partnership (Limited Partnership) and Yu Haifeng dated March 14, 2016 (incorporated herein by reference to Exhibit 10.12 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.13.	Equity Transfer Agreement between Tang Jianping and Guangdong Fanhua Puyi Asset Management Co., Ltd dated July 3, 2018 (incorporated herein by reference to Exhibit 10.13 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.14.	Form of Employment Agreement between the Registrant and its chief executive officers (incorporated herein by reference to Exhibit 10.14 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.15.	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.15 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.16.	Exclusive Technology and Consultancy Services Agreement between Puyi Enterprises Management Consulting Co., Ltd. and Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 6, 2018 (incorporated herein by reference to Exhibit 10.16 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.17.	Equity Interest Pledge Agreement among Puyi Enterprises Management Consulting Co., Ltd.,Yu Haifeng, Yang Yuanfen and Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 6, 2018 (incorporated herein by reference to Exhibit 10.17 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.18.	Exclusive Option Agreement among Puyi Enterprises Management Consulting Co., Ltd., Haifeng Yu, Yuanfen Yang and Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 6, 2018 (incorporated herein by reference to Exhibit 10.18 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.19.	Spouse Consent Letter provided by Xiao Qi, Yu Haifeng’s spouse, dated September 6, 2018 (incorporated herein by reference to Exhibit 10.19 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.20.	Spouse Consent Letter provided by Cheng Jianping, Yang Yuanfen’s spouse, dated September 6, 2018 (incorporated herein by reference to Exhibit 10.20 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.21.	Powers of Attorney granted by Yu Haifeng dated September 6, 2018 (incorporated herein by reference to Exhibit 10.21 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.22.	Powers of Attorney granted by Yang Yuanfen dated September 6, 2018 (incorporated herein by reference to Exhibit 10.22 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))

4.23.	Form of Chengdu Puyi Bohui Information Technology Co., Ltd. Equity Entrustment Agreement (incorporated herein by reference to Exhibit 10.23 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.24.	Equity Transfer Agreement between Beijing Trans-Link Investment Co., Ltd. And Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 3, 2018 (incorporated herein by reference to Exhibit 10.24 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.25.	Supplemental Agreement to Exhibit 10.24 dated September 19, 2018 (incorporated herein by reference to Exhibit 10.25 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.26.	Purchase Agreement between Fanhua Inc. and Puyi Inc. dated September 5, 2018 (incorporated herein by reference to Exhibit 10.26 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.27.	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.27 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
4.28.	Escrow Agreement among the Registrant, Continental Stock Transfer & Trust Company and Network 1 Financial Securities, Inc. dated February 25, 2019 (incorporated herein by reference to Exhibit 4.28 to the Form 20-F, as amended, initially filed on October 14, 2019 (File No. 001-38813))
8.1.	Significant subsidiaries and consolidated affiliated entities of the Registrant (incorporated herein by reference to Exhibit 21.1 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
11.1.	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1, as amended, initially filed on November 21, 2018 (File No.333-228510))
12.1.*	CEO Certificate Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2.*	CFO Certificate Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1.**	CEO Certificate Pursuant to Section 906 of Sarbanes-Oxley Act of 2002
13.2.**	CFO Certificate Pursuant to Section 906 of Sarbanes-Oxley Act of 2002
15.1.*	Consent of Walkers (Hong Kong)
15.2.*	Consent of ETR Law Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Puyi Inc.

September 28, 2020	BY:	/s/ Ren Yong
Ren Yong
Chief Executive Officer

PUYI INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Puyi Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Puyi Inc. (the “Company”) as of June 30, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the two years in the period ended June 30, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2018.

New York, New York

September 28, 2020

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumbp.com

PUYI INC.
Consolidated Statements of Financial Position
(In thousands, except for shares data)

	As of June 30,
	2019	2020	2020
	RMB	RMB	US$

ASSETS:
Current assets:
Cash and cash equivalents	378,445	285,924	40,470
Restricted cash	51,823	2,970	420
Accounts receivable, net	27,767	39,812	5,635
Short-term investments	2,000	4,000	566
Other receivables	6,499	6,376	902
Short-term loans receivable	-	52,893	7,487
Amount due from related parties	590	1,247	177
Total current assets	467,124	393,222	55,657

Long-term investments	2,000	-	-
Property and equipment, net	4,026	4,776	676
Intangible assets, net	733	363	51
Long-term prepayments	393	1,269	180
Deferred tax assets	5,133	10,909	1,544
Right-of-use assets	-	22,172	3,138
Total assets	479,409	432,711	61,246

All of the VIE’s assets can be used to settle obligations of its primary beneficiary. Liabilities recognized as a result of consolidating this VIE do not represent additional claims on the Group’s general assets.

The accompanying notes are an integral part of the consolidated financial statements.

PUYI INC.

Consolidated Statements of Financial Position – (Continued)

(In thousands, except for shares data)

	As of June 30,
	2019	2020	2020
	RMB	RMB	US$

LIABILITIES AND EQUITY:
LIABILITIES:
Current liabilities:
Accounts payable	5,873	9,037	1,279
Investors’ deposit	51,823	2,970	420
Other payables and accrued expenses	8,657	15,755	2,230
Lease liabilities, current	-	7,401	1,048
Income taxes payable	-	2,637	373
Other tax liabilities	9,300	9,300	1,316
Advance receipts	180	421	60
Total current liabilities	75,833	47,521	6,726
Lease liabilities, non-current	-	14,709	2,082
Total liabilities	75,833	62,230	8,808

Commitments and contingencies
EQUITY:
Ordinary shares (Authorized shares: 2,000,000,000 at US$0.001 each; issued and outstanding shares: 90,472,014 and 90,472,014 as of June 30, 2019 and 2020, respectively)	600	600	85
Additional paid-in capital	224,702	224,702	31,805
Statutory reserves	19,824	21,873	3,096
Retained earnings	155,266	120,314	17,029
Accumulated other comprehensive income	11	467	66
Total Puyi Inc.’s equity	400,403	367,956	52,081
Non-controlling interests	3,173	2,525	357
Total equity	403,576	370,481	52,438
Total liabilities and equity	479,409	432,711	61,246

All of the VIE’s assets can be used to settle obligations of its primary beneficiary. Liabilities recognized as a result of consolidating this VIE do not represent additional claims on the Group’s general assets.

The accompanying notes are an integral part of the consolidated financial statements.

PUYI INC.

Consolidated Statements of Operations and Comprehensive Income (Loss)
(In thousands, except for shares data)

	Years ended June 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Net revenues:
Wealth management	140,403	193,082	106,444	15,066
Corporate financing	13,710	6,271	6	1
Asset management	103	2,767	23,033	3,260
Information technology and others	11,595	1,111	-	-
Total net revenues	165,811	203,231	129,483	18,327
Operating costs and expenses:
Cost of sales	(28,825)	(31,092)	(31,759)	(4,495)
Selling expenses	(45,470)	(67,487)	(84,074)	(11,900)
General and administrative expenses	(28,623)	(48,572)	(67,174)	(9,508)
Total operating costs and expenses	(102,918)	(147,151)	(183,007)	(25,903)
Income (loss) from operations	62,893	56,080	(53,524)	(7,576)
Other income, net:
Investment income	5,144	172	1,499	212
Interest income	3,640	5,956	11,003	1,557
Interest expenses	-	(1,048)	-	-
Other, net	201	259	5,077	719
Income (loss) before income taxes	71,878	61,419	(35,945)	(5,088)
Income tax (expense) benefit	(8,261)	(9,396)	2,394	339
Net income (loss)	63,617	52,023	(33,551)	(4,749)
Less: net loss attributable to non-controlling interests	(979)	(1,508)	(648)	(92)
Net income (loss) attributable to Puyi Inc.’s shareholders	64,596	53,531	(32,903)	(4,657)

The accompanying notes are an integral part of the consolidated financial statements.

 PUYI INC.

Consolidated Statements of Operations and Comprehensive Income (Loss) – (Continued)
(In thousands, except for shares data)

	Years ended June 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Net income (loss) per share:
Basic and diluted	0.807	0.630	(0.364)	(0.051)

Net income (loss) per ADS:
Basic and diluted	1.211	0.945	(0.546)	(0.077)

Weighted average number of shares used in computation:
Basic and diluted	80,000,000	84,997,628	90,472,014	90,472,014

Net income (loss)	63,617	52,023	(33,551)	(4,749)
Other comprehensive income, net of tax: Foreign currency translation adjustments	-	11	456	65
Total Comprehensive income (loss)	63,617	52,034	(33,095)	(4,684)
Less: Comprehensive loss attributable to the non-controlling interests	(979)	(1,508)	(648)	(92)
Comprehensive income (loss) attributable to Puyi Inc.’s shareholders	64,596	53,542	(32,447)	(4,592)

The accompanying notes are an integral part of the consolidated financial statements.

PUYI INC.
Consolidated Statements of Shareholders’ Equity
(In thousands, except for shares data)

	Share Capital			Additional	Statutory	Retained	Accumulated Other Comprehensive	Non-controlling
	Ordinary Shares		Amount	Paid-in Capital	Reserves	Earnings	Income	Interests	Total
			RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of June 30, 2017	80,000,000	(1)	529	91,220	8,328	48,635	-	9,838	158,550
Net income	-		-	-	-	64,596	-	(979)	63,617
Provision for Statutory reserves	-		-	-	5,824	(5,824)	-	-	-
Effect of acquisitions under common control	-		-	(28,515)	-	-	-	-	(28,515)
Balance as of June 30, 2018	80,000,000		529	62,705	14,152	107,407	-	8,859	193,652

Balance as of June 30, 2018	80,000,000		529	62,705	14,152	107,407	-	8,859	193,652
Net income	-		-	-	-	53,531	-	(1,508)	52,023
Provision for statutory reserves	-		-	-	5,672	(5,672)	-	-	-
Capital injection by founding shareholders	-		-	530	-	-	-	-	530
Purchase of NCIs	-		-	(1,821)	-	-	-	(8,209)	(10,030)
Issuance of shares to Fanhua In.	4,033,600		28	10,001	-	-	-	-	10,029
Proceeds from IPO	6,438,414		43	153,287	-	-	-	-	153,330
Acquisition of Zhonghui	-		-	-	-	-	-	1,581	1,581
Capital injection by Zhonghui’s minority shareholders	-		-	-	-	-	-	2,450	2,450
Other comprehensive income: foreign currency translation adjustments	-		-	-	-	-	11	-	11
Balance as of June 30, 2019	90,472,014		600	224,702	19,824	155,266	11	3,173	403,576

Balance as of June 30, 2019	90,472,014		600	224,702	19,824	155,266	11	3,173	403,576
Net loss	-		-	-	-	(32,903)	-	(648)	(33,551)
Provision for statutory reserves	-		-	-	2,049	(2,049)	-	-	-
Other comprehensive income : foreign currency translation adjustments	-		-	-	-	-	456	-	456
Balance as of June 30, 2020	90,472,014		600	224,702	21,873	120,314	467	2,525	370,481
Balance as of June 30, 2020 in US$	90,472,014		85	31,805	3,096	17,029	66	357	52,438

(1)	The shares are presented on a retroactive basis to reflect the nominal share issuance.

The accompanying notes are an integral part of the consolidated financial statements.

PUYI INC.
Consolidated Statements of Cash Flows
(In thousands)

	Years ended June 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income (loss)	63,617	52,022	(33,551)	(4,749)
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	604	1,122	1,998	283
Amortization of intangible assets	1,261	620	370	52
Provision on uncertain tax liability	-	600	-	-
Investment income	(5,144)	(172)	(1,499)	(212)
Interest income	(3,640)	(1,048)	(2,893)	(409)
Interest expense	-	1,047	-	-
Gain on purchase of subsidiary	-	(14)	-	-
Net foreign exchange gain	-	(2,416)	-	-
Allowance for deferred tax assets	-	929	2,160	306
Amortization of right-of-use assets	-	-	6,749	955
Bad debt provision	-	-	6,892	976
Changes in operating assets and liabilities:
Accounts receivable	(7,640)	2,990	(18,937)	(2,680)
Other receivables	(899)	(366)	(163)	(23)
Accounts payable	(9,457)	2,196	3,164	448
Investor’s deposit	6,931	43,051	(48,853)	(6,915)
Other payables and accrued expenses	(1,622)	2,299	7,098	1,005
Advance receipts	-	180	241	33
Deferred tax assets	(229)	(1,821)	(7,936)	(1,123)
Income taxes payable	1,134	(3,179)	2,995	423
Lease liabilities	-	-	(6,584)	(932)
Net cash provided by (used in) operating activities	44,916	98,040	(88,749)	(12,562)
Cash flows from investing activities:
Proceeds from disposal of short-term investments and commercial acceptance notes	1,100,581	16,841	41,199	5,831
Purchase of short-term investments	(1,094,924)	(291)	(40,000)	(5,661)
Purchase of property and equipment	(473)	(4,251)	(2,748)	(389)
Purchase of long-term investments	(5,000)	-	-	-
Proceeds from disposal of long-term investments	-	3,011	-	-
Prepaid for intangible assets	(461)	(225)	(875)	(124)
Purchase of intangible assets	(458)	(360)	-	-
Distribution of short-term loans receivable	(139,000)	-	(240,000)	(33,970)
Collection of short-term loans receivable	90,361	50,667	190,000	26,893
Acquisition of subsidiaries from principal shareholder	(26,399)	(2,116)	-	-
Acquisition of subsidiaries	-	(1,227)	-	-
Loans provided to related parties	(10,080)	-	(837)	(119)
Repayment of loans from related parties	95,900	490	180	26
Net cash provided by (used in) investing activities	10,047	62,539	(53,081)	(7,513)
Cash flows from financing activities:
Capital injection by founding shareholders	-	530	-	-
Proceeds from IPO	-	153,330	-	-
Purchase of NCIs	-	(10,029)	-	-
Proceed from shares issued to Fanhua Inc.	-	10,029	-	-
Capital injection by minority shareholders	-	2,450	-	-
Loan received from related parties	-	50,000	-	-
Repayment of loan to related parties	-	(51,048)	-	-
Net cash provided by financing activities	-	155,262	-	-
Net increase (decrease) in cash and cash equivalents, and restricted cash	54,963	315,841	(141,830)	(20,075)

PUYI INC.
Consolidated Statements of Cash Flows – (Continued)
(In thousands)

	Years ended June 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Cash and cash equivalents, and restricted cash at beginning of year	57,037	112,000	430,268	60,900
Effect of exchange rate changes on cash and cash equivalents	-	2,427	456	65
Cash and cash equivalents, and restricted cash at end of year	112,000	430,268	288,894	40,890

Supplementary disclosure of cash flow information:
Cash paid for:
Interests	-	1,048	-	-
Income taxes	7,527	12,869	762	108
Supplementary disclosure related to operating leases:
New operating lease liabilities arose from obtaining right-of-use assets	-	-	4,417	625
Change on lease liabilities arose from modification on lease terms	-	-	1,430	202
Change on lease liabilities arose from early termination of operating leases	-	-	(2,850)	(403)

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Puyi Inc. (“Puyi”, or the “Company”), whose controlling shareholder is Mr. Yu Haifeng, is a holding company incorporated on August 6, 2018 in Cayman Islands, and listed on the Nasdaq on March 29, 2019. The Company, its subsidiaries and its variable interest entities (“VIEs”) are collectively referred to as the “Group”. The Group primarily provides wealth management services to China’s large and growing mass affluent and emerging middle class population, whom are defined as those with RMB 30 to RMB 6 million in investable assets.

The Company’s subsidiaries and VIEs as of June 30, 2020 include the following:

Name	Date of incorporation/acquired	Place of incorporation	Percentage of effective ownership	Principal Activities
Wholly owned subsidiaries
Puyi Group	July 2018	BVI	100%	Holding company
Puyi Holdings (Hong Kong) Limited (“Puyi HK”)	July 2018	Hong Kong	100%	Holding company
Puyi Enterprises Management Consulting Co., Ltd. (“Puyi Consulting” or the Wholly Foreign-Owned Enterprise “WFOE”)	August 2018	Chengdu	100%	WFOE
Puyi Dake	May 2020	Chengdu	100%	Information technology
Shenzhen Baoying(1)	May 2018	Shenzhen	100%	Factoring
Variable Interest Entities (“VIEs”)
Puyi Bohui	April 2012	Chengdu	100%	Information technology
Puyi Fund	November 2010	Chengdu	100%	Fund product distribution
Puyi Zhongxiang	April 2014	Shenzhen	100%	Financial product distribution
Puyi Asset	May 2013	Shenzhen	100%	Asset management
Chongqing Fengyi	December 2016	Chongqing	100%	Corporate financing business
Zhonghui	July 2018	Shenzhen	51%	Asset management

(1)	Shenzhen Baoying Factoring Co., Ltd. was deregistered in July 2020.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Effective on September 6, 2018, shareholders of Puyi Bohui and WFOE entered into a series of contractual agreements (“VIE Agreements” which are described below). As a result, the Company, through its wholly owned subsidiaries Puyi Group, Puyi HK and WFOE, has been determined to be the primary beneficiary of Puyi Bohui and its subsidiaries; and Puyi Bohui and its subsidiaries became VIEs of the Company. Accordingly, the Company consolidates the operations, assets and liabilities of Puyi Bohui and its subsidiaries. Immediately before and after the Reorganization completed on September 6, 2018 as describe above, the Company together with its wholly-owned subsidiary Puyi Group, Puyi HK and WFOE, and its VIEs were effectively controlled by the same shareholders; therefore, the reorganization was accounted for as a recapitalization. The accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented. The consolidation of the Company and its subsidiaries and VIEs has been accounted for at historical cost as of the beginning of the first period presented in the accompanying financial statements.

Foreign ownership of certain parts of the Company’s businesses including fund management services is subject to restrictions under current PRC laws and regulations. Puyi Inc. is a Cayman Islands company and the government of the Cayman Islands has not entered into a memorandum of understanding on bilateral regulatory cooperation with the CSRC. Accordingly, the Company is not eligible to conduct the fund management business by directly establishing a foreign-invested fund management company. To comply with PRC laws and regulations and utilize the ability in providing fund management services, the Company currently conduct the business activities through the VIEs, Puyi Bohui and its subsidiaries. WFOE has entered into the following contractual arrangements with Puyi Bohui and its shareholders, which enable the Company to (i) exercise effective control over Puyi Bohui, (ii) receive substantially all of the economic benefits of Puyi Bohui, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in Puyi Bohui when and to the extent permitted by PRC law. As a result of these contractual arrangements, the Company is fully and exclusively responsible for the management of Puyi Bohui, assumes all of risk of losses of Puyi Bohui and has the exclusive right to exercise all voting rights of Puyi Bohui’s shareholders.

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

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIEs;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiaries and VIEs may not be able to comply;

●	require the Company or the Company’s PRC subsidiaries and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its privately raised fund management business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their respective shareholders and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiaries and VIEs.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The interests of the shareholders of VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing VIEs not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of VIEs will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of VIEs may encounter in its capacity as beneficial owners and directors of VIEs, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of VIEs will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of VIE should they act to the detriment of the Company. The Company relies on certain current shareholders of VIEs to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of VIEs, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

Total assets and liabilities presented on the Company’s consolidated balance sheets and sales, expense, net income presented on Consolidated Statement of Income (Loss) as well as the cash flow from operating, investing and financing activities presented on the Consolidated Statement of Cash Flows are substantially the financial position, operation and cash flow of the Company’s VIE Puyi Bohui and its subsidiaries. The following financial statements amounts and balances of the VIEs were included in the accompanying consolidated financial statements and are presented before the elimination of intercompany transactions with the non-VIE subsidiaries of the Group as of June 30,2019 and 2020 and for the years ended June 30, 2018, 2019 and 2020.

	As of June 30,
	2019	2020	2020
	RMB	RMB	US$

Total assets	479,409	262,699	37,183
Total liabilities	75,833	58,557	8,288

	Years ended June 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Net revenues	165,811	203,231	179,256	25,372
Net income	63,617	52,023	12,767	1,807

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and consolidation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Group, all its majority-owned subsidiaries and those VIEs of which the Group is the primary beneficiary, from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation.

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Group’s consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for doubtful loans and receivables, impairment assessment of long-lived assets, valuation allowance for deferred tax assets, fair value measurement of investments, and uncertain tax positions, assumptions related to the consolidation of entities in which the Group holds variable interests. Actual results could differ from those estimates and judgments.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturity of three months or less, and have insignificant risk of changes in value related to changes in interest rates.

(d)	Restricted cash

Restricted cash mainly represents the investors’ uninvested cash balances temporarily deposited in the Group’s bank account. These cash balances were under the custody and supervision of the designated financial institution as required by China Securities Regulatory Commission, for the purpose of preventing misuse of investors’ funds.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e)	Accounts receivable, other receivables, and amount due from related parties, net

Accounts receivable, other receivables and amount due from related parties are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable, other receivables and due from related parties. The Group determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group did not have any off-balance-sheet credit exposure relating to its customers, suppliers or others. For the years ended June 30, 2019 and 2020, the Group recorded RMB nil and RMB6,892 as allowances for doubtful accounts against its accounts receivable, and the Group did not record any allowances for doubtful accounts against its other receivables and amount due from related parties nor did it charge off any such amounts, respectively.

(f)	Short-term loans receivable

The Group recognizes the contractual right to receive money on demand or on fixed or determinable dates as loans receivable. For those that the contractual maturity date is less than one year, the Group records as short-term loans receivable.

The Group recognized interest income on an accrue basis using the straight-line method over the fixed or determinable dates.

(g)	Investments

The Group accounts for the investments pursuant to ASC topic 321, Investments-equity securities.

The Group records an investment in a private equity fund, in which the Group has insignificant equity interest but acts as a general partner, as short-term investment on the consolidated balance sheet under the equity method. And the Group records another investment in a private equity fund, in which the Group acts as a limited partner with insignificant equity interest (less than 1%), as short-term investment on the consolidated balance sheet under cost method. These investments are classified as short-term because their contractual maturity date is less than one year on the balance sheet date. Gains or losses are realized when such investments’ fair value changes.

The Group reviews its investments except for those classified as trading securities for other-than-temporary impairment based on the specific identification method and considers available quantitative and qualitative evidence in evaluating potential impairment. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than cost and the Group’s intent and ability to hold the investment to determine whether an other-than-temporary impairment has occurred.

The Group recognizes other-than-temporary impairment in earnings if it has the intent to sell the investments or if it is more-likely-than-not that it will be required to sell the investments before recovery of its amortized cost basis. Additionally, the Group evaluates expected cash flows to be received and determines if credit-related losses on debt securities exist, which are considered to be other-than-temporary, should be recognized in earnings.

If the investment’s fair value is less than the cost of an investment and the Group determines the impairment to be other-than-temporary, the Group recognizes an impairment loss based on the fair value of the investment. The Group has not recorded an other-than-temporary impairment for each of the years ended June 30, 2018, 2019 and 2020.

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

Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, without residual value:

Estimated useful life
Office equipment, furniture, fixtures	3-5 years
Motor vehicles	3-5 years
Leasehold improvements	Shorter of the remaining lease terms and estimated useful lives

(i)	Intangible assets, net

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

These intangible assets are tested for impairment at the time of a triggering event, if one were to occur. Finite-lived intangible assets may be impaired when the estimated undiscounted future cash flows generated from the assets are less than their carrying amounts. The Group may rely on a qualitative assessment when performing its intangible asset impairment test. Otherwise, the impairment evaluation is performed at the lowest level of identifiable cash flows independent of other assets.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the consolidated statements of operations and comprehensive income (loss) for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the years ended June 30, 2019 and 2020.

(k)	Revenue recognition

On July 1, 2018, the Group adopted ASC 606 “Revenue from Contracts with Customers”, applying the modified retrospective method. The adoption didn’t result in a material adjustment to the Group’s accumulated deficit as of July 1, 2018. Accordingly, revenue for the year ended June 30, 2019 and after was presented under ASC 606, while comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

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

The adoption of ASC 606 did not significantly change (i) the timing and pattern of revenue recognition for all of the Group’s revenue streams, and (ii) the presentation of revenue. Therefore, the adoption of ASC 606 did not have a significant impact on the Group’s financial position, results of operations, equity or cash flows as of the adoption date and for the years ended June 30, 2019 and 2020.

The Group generates revenues mainly from wealth management and asset management.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Wealth management

Revenue from wealth management mainly includes distribution commissions and performance-based fees, in a typical arrangement in which the Group serves as distributor.

Distribution commissions

Distribution commissions include one-time commissions and recurring management fees. Distribution commissions are primarily generated from distributions of financial products, including publicly raised fund products, privately raised fund products and other financial products. The Group enters into distribution agreements with financial product issuers which specify the key terms and conditions of the arrangement. Such agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges.

The Group defines the “distribution of a financial product” for its revenue recognition purpose at the time when both of the following two criteria are met: (1) the product purchaser (the “investor”) has entered into a purchase or subscription contract with the relevant product issuer or fund manager and the investor has transferred the subscription fund to an escrow account designated by the product issuer or fund manager and (2) the product issuer or fund manager has issued a formal notice to confirm the distribution of a financial product.

One-time commissions are calculated by multiplying a pre-agreed annualized charge rate with the amount of products distributed, and are recorded at a point in time when the financial product is established. The Company charges an additional one-time commission fee for publicly raised funds distributed, by multiplying a pre-agreed charge rate with the amount of redemption, when the investor chooses to redeem the financial products. One-time commissions are typically paid on or shortly after the transaction is completed.

The Group also charges recurring management fees from the financial products issuers. Recurring management fees are recorded over time, and determined based on the types of financial products the Group distributes and calculated as either (i) pre-agreed annualized percentage with the daily outstanding balance confirmed with the issuer, prorated daily, (ii) pre-agreed annualized charge rate with the amount of products distributed, prorated by the actual period length of the product, or (iii) as a percentage of the fair value of the total investment in the financial products, calculated daily. Recurring management fees are typically paid on a regular basis (typically quarterly or annually) and are not subject to clawback once determined.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Performance-based distribution fees

Performance-based distribution fees are contributed by the distribution of privately raised fund products. The Group earns performance-based distribution fees from the issuers of the privately raised fund products, which are dependent on the extent by which the fund’s investment performance exceeds a certain threshold at the end of the contract term. Such performance-based fee is typically recognized at a point of time, usually at the end of the contract term when the cumulative return of the fund can be determined, and is not subject to clawback provisions.

Asset management

Revenue from asset management service mainly includes management fees and performance-based fees, in a typical arrangement in which the Group serves as fund manager.

Management fees

Revenue from asset management, includes management fee from the privately-raised funds managed by the Group. Management fees are recognized in the period during which the related services are performed in accordance with the contractual terms of the fund agreements from the established date to the terminated date of the funds. Management fees earned from certain investment funds are based upon a range of up to 2% of capital committed. By unanimous consent among the fund manager, investors and the trustee, the fund could be terminated earlier than the contract period, and the remaining portion of unamortized management fee shall be returned to the investors.

Performance-based fees

The Group is entitled to a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold. Such performance-based fee is typically calculated and recognized when the cumulative return of the fund can be determined, and is not subject to clawback provisions.

Corporate financing

The Group provides comprehensive financing solutions to corporate borrowers, including reference of sources and channels of funding. The contract between the borrower and the Group clearly states the financing amount, the agreed financing days, and the annualized charge rate. Although the performance obligation is fulfilled when borrower receives the funding, there is a variable consideration that the amount of advisory fee will be reduced if the borrower returns the loan in advance which is clearly stated in the clause of the contract. Therefore the revenue is calculated by multiplying the annualized charge rate with the financing amount and recognized at a straight-line over the actual service period. Except for minimal revenue of RMB 6, the Group has completely ceased corporate financing services as the Group further consolidated its resource to mainly focus on the development of wealth management services.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Information technology and others

During the year ended June 30, 2018, information technology and others mainly represented revenue from the technological support and system development services provided to third parties. The services contract pricing is based on the expected labor cost, project management services fee plus a certain percentage of gross profit. Revenue is recognized according to completion percentage and total contract amount upon the acceptance of the services confirmed by the customers. In July 2018, the Group transitioned IT service into part of internal information technology service function, and therefore there is no information technology revenue during the year ended June 30, 2019.

During the year ended June 30, 2019, other income of RMB1.0 million comprised interest income from factoring business, which was recognized over the factoring period.

During the year ended June 30, 2020, there was no revenue of information technology and others.

Disaggregation of revenue

	As of June 30,
	2018	2019	2020
	RMB	RMB	RMB

Wealth management	140,403	193,082	106,444
Distribution commissions	126,843	146,207	99,600
-- One time commissions	125,866	120,509	69,196
-- Over period commissions	977	25,698	30,404
Performance-based distribution fees	13,560	46,875	6,844
Corporate financing	13,710	6,271	6
Asset management	103	2,767	23,033
Management fees	103	2,767	6,393
Performance-based fees	-	-	16,640
Information technology and others	11,595	1,111	-
Total	165,811	203,231	129,483

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract liability

Contract liability relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance for management fees under Asset Management Services. The contract liability was RMB180 and RMB421 as of June 30, 2019 and 2020, respectively, and is recorded as “Advance receipts” in the consolidation statement of financial position. The amount of revenue recognized during the year ended June 30, 2020 that was previously included in the contract liabilities balance as of June 30, 2019 was RMB180.

(l)	Cost of sales

Cost of sales primarily includes (1) commission costs paid to sales agents based on the pre-agreed percentage and the amount of wealth management product distributions that were directly related to the contributions made by the sales agents, such as the amount of investments they’ve referred to the Group, and (2) transaction fees paid to the third-party payment platforms through which the investors purchase funds are transferred.

(m)	Income taxes

The Group follows the guidance of ASC Topic 740 “Income taxes” and uses liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of operations and comprehensive income (loss) in the period that includes the enactment date.

(n)	Uncertain tax positions

The Group follows the guidance of ASC Topic 740 “Income taxes”, which prescribes a more-likely-than -not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Topic also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Group recognizes interest on non-payment of income taxes and penalties associated with tax positions when a tax position does not meet more-likely-than-not threshold be sustained under examination. The tax returns of the Group’s PRC subsidiaries and VIEs are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. During the years ended June 30, 2018, 2019 and 2020, the Group recognized RMB nil, RMB 600 and RMB nil of provisions on its uncertain tax positions based on its analysis over transfer pricing. The Group recognizes the provisions and any interest and penalties within the income tax expense line item in the accompanying Consolidated Statements of Income. The accrued provisions and any related interest and penalties balances are included in the other tax liabilities line in the Consolidated Balance Sheet. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o)	Value added tax (“VAT”)

Pursuant to the Provisional Regulation of the PRC on VAT and the related implementing rules, all entities and individuals (“taxpayers”) that are engaged in the service industry in the PRC are generally required to pay VAT at a rate of 6% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayers. The Group’s PRC subsidiaries and the consolidated VIEs are subject to VAT at 6% of their revenues.

(p)	Non-controlling interest

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheet and net income and other comprehensive income are attributed to controlling and non-controlling interests.

(q)	Fair value of financial instruments

The Group records certain of its financial assets and liabilities at fair value on a recurring basis. Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

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

The carrying values of the Group’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, short-term investments, commercial acceptance notes, short-term loans receivable, accounts payable, investors’ deposit, amounts due from and due to related parties, approximate their fair values due to the short-term nature of these instruments.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(r)	Leases

The Group as a lessee

During the year ended June 30, 2020, the Group adopted Accounting Standards Update (ASU) 2016-02, Leases (Topic 842), which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Group adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. The Group also elected the package of practical expedients, which among other things, does not require reassessment of lease classification. Upon adoption, the Group recorded ROU assets of RMB 25.9 million and lease liabilities of RMB 25.6 million, resulting in no cumulative-effect adjustment to retained earnings as of July 1, 2019.

The Group has operating leases primarily for office space. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating leases are included in operating lease right-of-use assets and operating lease liabilities on the Group’s consolidated balance sheets. Operating lease assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. The Group uses its estimated incremental borrowing rate as of the commencement date in determining the present value of lease payments. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term at the lease commencement date. To determine the incremental borrowing rate used to calculate the present value of future lease payments, the Group uses information including the Group’s credit rating, interest rates of similar debt instruments of entities with comparable credit ratings, as applicable. Variable components of the lease payments such as utilities, maintenance costs are expensed as incurred and not included in determining the present value. The lease terms include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The Group considers these options, which may be elected at the Group’s sole discretion, in determining the lease term on a lease-by-lease basis. Lease expense is recognized on a straight-line basis over the lease term. The Group has an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet.

The Group as a lessor

The Group did not act as a lessor during the reporting period.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(s)	Foreign currency translation

The Group’s reporting and functional currency is Renminbi (“RMB”). The Group’s operations are principally conducted through the subsidiaries and VIEs located in the PRC where the RMB is the functional currency. For those subsidiaries and VIEs which are not located in the PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB.

Assets and liabilities of the Group’s overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of comprehensive income.

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.0651 on June 30, 2020, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2020, or at any other rate.

(t)	Segment reporting

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group manages its business as a single operating segment engaged in the provision of distribution and managing wealth management services in the PRC. Substantially all of its revenues are derived in the PRC. All long-lived assets are located in PRC.

(u)	Earnings per share (“EPS”)

Basic EPS is calculated by dividing the net income (loss) available to common shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by using the weighted average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards, unless their inclusion in the calculation is anti-dilutive.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)	Commitments and contingencies

The Group estimated losses from loss contingencies are accrued by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

(w)	Recently issued accounting standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. This ASU has subsequently been amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-03. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The Group will adopt the guidance on July 1, 2020 and does not expect the adoption to have a material impact on its consolidated financial statements.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement: Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which modifies disclosure requirements for fair value measurements.  While some disclosures have been removed or modified, new disclosures have been added. The guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years.  Early adoption is permitted, where the Group is permitted to early adopt the portion of the guidance regarding the removal or modification of the fair value measurement disclosures while waiting to adopt the requirement regarding additional disclosures until the effective date. The Group will fully adopt the guidance on July 1, 2020 and does not expect the adoption to have a material impact on its consolidated financial statements.

 In December 2019, the FASB issued ASU 2019-12, a new accounting standard update to simplify the accounting for income taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intra period allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated Group. This guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Group is currently in the process in evaluating the impact of the new guidance on its consolidated financial statements and related disclosures.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s consolidated financial statements upon adoption.

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	Years ended June 30,
	2019	2020	2020
	RMB	RMB	US$

Cash and cash equivalent	378,445	285,924	40,470
Restricted cash	51,823	2,970	420
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	430,268	288,894	40,890

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

4.	INVESTMENTS

The following table summarizes the Group’s investment balances:

	As of June 30,
	2019	2020	2020
	RMB	RMB	US$
Short-term investments
- Private equity funds product-A	2,000	2,000	283
- Private equity funds product-B	-	2,000	283
Total short-term investments	2,000	4,000	566

Long-term investments
- Private equity funds product-B	2,000	-	-
Total long-term investments	2,000	-	-

The Group purchased private equity funds product A in October 2017, which the Group has insignificant equity interest but acts as a general partner. The Group accounted for this private equity fund investment using the equity method of accounting since the Group has significant influence on the investees. It is classified as short-term investment because the Group intends to sell it within one year.

The Group purchased private equity fund product B on April 25, 2018, which the Group acts as a limited partner with insignificant equity interest (less than 1%). The Group accounted for this private equity funds investment using the cost method of accounting due to the fact that the Group has no significant influence on the investee. This investment was reclassified as short-term as the Group intends to sell it within one year as of June 30, 2020.

The Group purchased two financial products with fixed rate of return during the year ended June 30, 2020, amounting to RMB 40,000. Both investments had been redeemed as of June 30, 2020. No such financial products purchased during the years ended June 30, 2018 and 2019.

The Group recorded investment income on these investments of RMB5,144, RMB172 and RMB1,499 for the years ended June 30, 2018, 2019 and 2020, respectively.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

5.	ACCOUNTS RECEIVABLE, NET

	As of June 30,
	2019	2020	2020
	RMB	RMB	US$

Accounts receivable	27,767	46,704	6,611
Allowance for doubtful accounts	-	6,892	976
Accounts receivable, net	27,767	39,812	5,635

All of the accounts receivable are non-interest bearing.

Accounts receivable mainly represent amounts due from product providers and are recorded net of allowance for doubtful accounts. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the product providers’ payment history, creditworthiness, financial conditions of the product providers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable is likely to be unrecoverable. Accounts receivable balances are written off after all collection efforts have been exhausted. The Group recorded allowance for doubtful accounts of RMB nil, nil and RMB 6,892 for the years ended June 30, 2018, 2019 and 2020, respectively.

6.	OTHER RECEIVABLES

Other receivables consist of the following:

	As of June 30,
	2019	2020	2020
	RMB	RMB	US$

Advances to staff	373	511	72
Prepayments to service providers	3,142	3,043	431
Rental deposits	2,502	2,242	317
Other	482	580	82
Other receivables	6,499	6,376	902

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

7.	SHORT-TERM LOANS RECEIVABLE

The Company provided loans to a third-party real estate developing company since July 2017.

During the year ended June 30, 2018, the Group provided loans totaling RMB110,000. These loans were repaid during the years ended June 30, 2018 and 2019 amounting to RMB60,000 and RMB50,000, respectively.

During the year ended June 30, 2020, the Group provided loans totaling RMB240,000, of which RMB190,000 has been repaid. As of June 30, 2020, short-term loans receivable consists of one loan with principle balance of RMB50,000 and interest receivable balance of RMB2,893, which is started from January 7, 2020, with annual interest of 12% and due date of December 25, 2020.

The aforementioned loans were guaranteed by the legal representative and the controlling shareholder of the real estate developing company. The interest rate ranged from 6% to 12% per annum, and the interest should be paid with the repayment of principle.

The Group also provided loans to another third-party company. During the year ended June 30, 2018, the Group provided loans totaling RMB29,000 with the interest rate of 12% per annum. This loan was repaid during the year ended June 30, 2018.

The Group recognized interest income on short-term loans receivable of approximate RMB1,393, RMB310 and RMB5,386 during the years ended June 30, 2018, 2019 and 2020, respectively.

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, is comprised of the following:

	As of June 30,
	2019	2020	2020
	RMB	RMB	US$

Furniture, office equipment	2,667	2,966	420
Leasehold improvements	3,951	5,481	776
Motor vehicles	-	919	130
	6,618	9,366	1,326
Less: Accumulated depreciation	(2,592)	(4,590)	(650)
Property and equipment, net	4,026	4,776	676

Depreciation expense for the years ended June 30, 2018, 2019 and 2020 was RMB604, RMB1,122 and RMB1,998, respectively.

No impairment for property and equipment was recorded for the years ended June 30, 2018, 2019 and 2020.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

9.	INTANGIBLE ASSETS, NET

	As of June 30,
	2019	2020	2020
	RMB	RMB	US$

Software and operating system	4,427	4,427	626
Less: Accumulated amortization	(3,694)	(4,064)	(575)
Intangible asset, net	733	363	51

Amortization expense for the years ended June 30, 2018, 2019 and 2020 was RMB1,261, RMB620 and RMB370, respectively.

10.	LEASES

The Group’s lease payments for office space leases include fixed rental payments and do not consist of any variable lease payments that depend on an index or a rate. As of June 30, 2020, there was no leases that have not yet commenced.

The following represents the aggregate ROU assets and related lease liabilities as of June 30, 2020:

As of June 30, 2020
RMB
Right-of-use assets	22,172
Lease liabilities, current	7,401
Lease liabilities, non-current	14,709
Total operating lease liabilities	22,110

The weighted average lease term and weighted average discount rate as of June 30, 2020 were as follows:

As of June 30, 2020
Weighted average lease term:
Operating leases	3.04 years
Weighted average discount rate:
Operating leases	4.75%

The components of lease expenses for the year ended June 30, 2020 were as follows:

For the year ended June 30, 2020
RMB

Operating lease expenses	7,870
Short-term lease expenses	435
Total	8,305

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

10.	LEASES (cont.)

Supplemental cash flow information related to leases for the year ended June 30, 2020 were as follows:

For the year ended June 30, 2020
RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating lease	7,652
Supplement noncash information
New operating lease liabilities arose from obtaining right-of-use assets	4,417
Change on lease liabilities arose from modification on lease terms	1,430
Change on lease liabilities arose from early termination of operating leases	(2,850)

Maturities of lease liabilities at June 30, 2020:

As of June 30, 2020
RMB
Year ending June 30:
2021	8,303
2022	8,102
2023	6,263
2024	1,039
2025	66
Thereafter	-
Total remaining undiscounted lease payments	23,773
Less: Interest	1,663
Total present value of lease liabilities	22,110
Less: Current operating lease liabilities	7,401
Non-current operating lease liabilities	14,709

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

11.	INVESTORS’ DEPOSIT

The balance represents the investors’ uninvested cash balances temporarily deposited in the Group’s bank account. These cash balances were under the custody and supervision of the designated financial institution as required by China Securities Regulatory Commission, for the purpose of preventing misuse of investors’ funds.

12.	OTHER PAYABLES AND ACCRUED EXPENSES

Components of other payables and accrued expenses are as follows:

	As of June 30,
	2019	2020	2020
	RMB	RMB	US$

Payroll payable	6,149	10,781	1,526
Value-added tax payable (recoverable)	1,058	(1,509)	(214)
Employee’s individual income tax	725	946	134
Other miscellaneous taxes	30	34	5
Accrued expenses	304	4,899	693
Others	391	604	86
Other payables and accrued expenses	8,657	15,755	2,230

Accrued expenses mainly consisted of accrued marketing and sales promotion expenses for activities on publicly raised fund products.

Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as VAT payable if output VAT is larger than input VAT and is recorded as VAT recoverable if input VAT is larger than output VAT.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

13.	OTHER, NET

Components of other, net are as follows:

	For the years ended June 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Government grants	112	415	5,104	722
Others	89	(156)	(27)	(3)
Total other, net	201	259	5,077	719

Government grants were recognized as other income when received from the PRC government upon the compliance with the conditions.

14.	INCOME TAXES

The Group and its subsidiaries, and the consolidated VIEs file tax returns separately.

Cayman Islands

The Group is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Group is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

The Group’s subsidiary incorporated in the BVI is not subject to taxation.

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

PRC

The Group’s subsidiary and VIEs incorporated in PRC are subject to PRC Enterprise Income Tax (“EIT”) law. Pursuant to the relevant laws and regulations in the PRC, Puyi Bohui is regarded as an accredited software company and a High and New Technology Enterprise (“HNTE”), and thus enjoys preferential tax treatments, including being exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Puyi Bohui, tax year 2015 was the first profit-making year and accordingly, from January 1, 2017 to December 31, 2019 Puyi Bohui has made a 12.5% tax provision for its profits; beginning from January 1, 2020, Puyi Bohui is qualified for west development taxation preference and is subject to an income tax rate for 15%. Puyi Zhongxiang is qualified for Shenzhen Qianhai modern services cooperation district entity tax preference and is subject to an income tax rate for 15%. Chongqing Fengyi and Puyi Consulting are qualified for west development taxation preference and are subject to an income tax rate for 15%. Other PRC subsidiaries are subject to a standard 25% EIT.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

14.	INCOME TAXES (cont.)

The components of the income tax provision (benefit) are:

	Years Ended June 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Current	8,490	10,288	3,382	479
Deferred	(229)	(892)	(5,776)	(818)
Total income tax expense (benefit)	8,261	9,396	(2,394)	(339)

The principal components of the deferred income tax assets and liabilities are as follows:

	As of June 30,
	2019	2020	2020
	RMB	RMB	US$

Non-current deferred tax assets:
Tax loss carry forward	6,062	12,275	1,737
Allowance for doubtful accounts, credit losses and impairment losses	-	1,723	244
Subtotal	6,062	13,998	1,981
Less: valuation allowances	929	3,089	437
Total	5,133	10,909	1,544

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

14.	INCOME TAXES (cont.)

The Group had total tax loss carry-forwards of RMB28,261 and RMB76,742 as of June 30, 2019 and 2020, respectively. As of June 30, 2020, the tax loss carry-forwards of RMB4,745, RMB7,005 and RMB64,992 are to expire for the years ending June 30, 2023, 2024 and 2025, respectively. During the years ended June 30, 2018, 2019 and 2020, there was no tax loss carried forward expired and canceled.

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years ended June 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Income (loss) from operations before income taxes	71,878	61,419	(35,945)	(5,088)
PRC income tax statutory rate	25%	25%	25%	25%
Income tax expense (benefit) at statutory tax rate	17,970	15,355	(8,986)	(1,272)
Preferential tax treatments	(8,937)	(6,606)	4,633	656
Super deduction of qualified R&D expenditures	(772)	(857)	447	63
Expenses not deductible for tax purposes	-	388	391	55
Uncertain tax provision	-	600	-	-
Tax expenses not deductible for book purposes			(727)	(103)
Others	-	(413)	(312)	(44)
Valuation allowances	-	929	2,160	306
Income tax expense (benefit)	8,261	9,396	(2,394)	(339)

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

As of June 30, 2019 and 2020, the Group had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Group intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

The Group analyzes its uncertain income tax positions concerning transfer pricing on a regular basis, which were primarily concerned with sales activities conducted among the subsidiaries that had different income tax rates (ranging from 12.5% to 25%) and the amount of taxes that could have been paid additionally, in aggregation, had those sales activities were conducted among subsidiaries without any preferential income tax rates. When such potential impact is identified, the Group recognize 100% of the calculated income tax exposure as an income tax expense and other tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2020, 2019 and 2018 the Company had RMB9,300, RMB9,300, and RMB8,700 of unrecognized tax benefits that if recognized would affect the annual effective tax rate. We recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. For years ending June 30, 2020, 2019 and 2018 the Company recognized no interest or penalty expense related to unrecognized tax benefits.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

14.	INCOME TAXES (cont.)

Movements of unrecognized tax benefits are as follows:

	RMB	US$

Balance as of June 30, 2018	8,700	1,315
Provisions for uncertain tax positions during the year ended June 30, 2019	600	40
Balance as of June 30, 2019	9,300	1,355
Provisions for uncertain tax positions during the year ended June 30, 2020	-	-
Balance as of June 30, 2020	9,300	1,316

15.	EARNINGS (LOSS) PER SHARE

The computation of basic and diluted net income (loss) per ordinary share is as follows:

	Years ended June 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Numerator:
Net income (loss)	63,617	52,023	(33,551)	(4,749)
Less: Net loss attributable to the non-controlling interests	(979)	(1,508)	(648)	(92)
Net income (loss) attributable to the Group’s shareholders	64,596	53,531	(32,903)	(4,657)

Denominator:
Weighted average number of ordinary shares outstanding	80,000,000	84,997,628	90,472,014	90,472,014

Basic & diluted net income (loss) per ordinary share	0.807	0.630	(0.364)	(0.051)

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

16.	CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, VIEs and VIEs’ subsidiaries. The Company was set up in August 2018, the accompanying financial statements have been prepared as if the Company has been in existence and in control of the Group throughout the periods presented.

Condensed Statements of Financial Position

	As of June 30,
	2019	2020	2020
	RMB	RMB	US$

ASSETS:
Current assets:
Cash and cash equivalents	16,036	15,286	2,164
Total current assets	16,036	15,286	2,164

Investments in subsidiaries	384,561	352,755	49,929
Total assets	400,597	368,041	52,093

LIABILITIES AND EQUITY:
LIABILITIES:
Current liabilities:
Other payables and accrued expenses	194	85	12
Total current liabilities	194	85	12
Total liabilities	194	85	12

Commitments and contingencies
EQUITY:
Ordinary shares (Authorized shares: 2,000,000,000 at US$0.001 each; issued and outstanding shares: 90,472,014 and 90,472,014 as of June 30, 2019 and 2020, respectively)	600	600	85
Additional paid-in capital	224,702	224,702	31,805
Retained earnings	175,090	142,187	20,125
Accumulated other comprehensive income	11	467	66
Total equity	400,403	367,956	52,081
Total liabilities and equity	400,597	368,041	52,093

Condensed Statements of Operations and Comprehensive Income (Loss)

	Years ended June 30,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

General and administrative expenses	-	129	(1,286)	(182)
Interest income	-	361	188	27
Equity in earnings (loss) of subsidiaries	64,596	53,220	(31,805)	(4,502)
Income (loss) before income taxes	64,596	53,710	(32,903)	(4,657)
Income tax benefit (expense)	-	(179)	-	-
Net income (loss)	64,596	53,531	(32,903)	(4,657)
Other comprehensive income, net of tax: Foreign currency translation adjustments	-	11	456	65
Total Comprehensive income (loss)	64,596	53,542	(32,447)	(4,592)

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

17.	RELATED PARTY TRANSACTIONS

The following is a list of the related parties with whom the Group conducted significant transactions, and their relationship with the Group:

Related parties	Relationship
Mr. Yu Haifeng	Controlling shareholder and Chairman of the Group CEO of the Group until September 20, 2019
Puyi Inc.’s founding shareholders before IPO	Shareholders of Puyi Inc. before IPO
Renshou Xinrui Enterprise Management Center LLP	Ultimately controlled by Mr. Yu
Shenzhen Chuang Jia Investment LLP	Ultimately controlled by Mr. Yu
Fanhua Inc.	Shareholder of Puyi since September 2018
Tibet Zhuli Investment Co., Ltd.	Subsidiary of Fanhua Inc.
Mr. Tang Jianping	Minority shareholder of Zhonghui, who holds its 48% shares
Shenzhen Taozhan Trade Co., Ltd.	Mr. Tang Jianping’s wife holds its 48% shares
Red Lake Yongjin No.1 (Shenzhen) Investment LLP	A vehicle controlled by Mr. Tang by April 2020 and managed by the Group thereafter
Shenzhen Red Lake Shengchuang Investment LLP	Ultimately controlled by Mr. Tang
Jinhui Red Lake (Shenzhen) Enterprise Management Co., Ltd.	Mr. Tang is the executive partner of this entity

The principal related party balances and transactions as of and for the years ended June 30, 2018, 2019 and 2020 are as follows:

Amounts due from related parties:

	As of June 30,
	Note	2019	2020	2020
		RMB	RMB	US$

Shenzhen Red Lake Shengchuang Investment LLP	a	-	543	77
Jinhui Red Lake (Shenzhen) Enterprise Management Co., Ltd	b	-	114	16
Shenzhen Taozhan Trade Co., Ltd.	c	590	590	84
Total		590	1,247	177

(a)	Zhonghui provided interest free loans to Shenzhen Red Lake Shengchuang Investment LLP (“Shengchuang”) totaling RMB718 from December 2019 to June 2020. As of June 30, 2020, RMB175 had been returned.

(b)	Zhonghui provided interest free loans to Jinhui Red Lake (Shenzhen) Enterprise Management Co., Ltd. (“Jinhui”) totaling RMB119 from February 2020 to June 2020. As of June 30, 2020, RMB5 had been returned.

(c)	Zhonghui, a subsidiary acquired by the Group in July 2018, provided an interest free loan of RMB1.0 million to Shenzhen Taozhan Trade Co., Ltd. (“Taozhan”). During the year ended June 30, 2019, Taozhan repaid RMB410 to the Group.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

17.	RELATED PARTY TRANSACTIONS (cont.)

Related party transactions:

	Years ended June 30,
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Loan provided to related parties
Shenzhen Red Lake Shengchuang Investment LLP	a	-	-	718	102
Jinhui Red Lake (Shenzhen) Enterprise Management Co., Ltd.	b	-	-	119	17
Mr. Yu Haifeng	d	80	-	-	-
Shenzhen Chuang Jia Investment LLP	e	10,000	-	-	-
Subtotal		10,080	-	837	119

Repayment of loan from related parties
Shenzhen Red Lake Shengchuang Investment LLP	a	-	-	175	25
Jinhui Red Lake (Shenzhen) Enterprise Management Co., Ltd.	b	-	-	5	1
Shenzhen Taozhan Trade Co., Ltd.	c	-	410	-	-
Mr. Yu Haifeng	d	-	80	-	-
Shenzhen Chuang Jia Investment LLP	e	69,500	-	-	-
Renshou Xinrui Enterprise Management Center LLP	f	26,400	-	-	-
Subtotal		95,900	490	180	26

Loan received from related party
Tibet Zhuli Investment Co., Ltd.	g	-	50,000	-	-

Interest expense
Tibet Zhuli Investment Co., Ltd.	g	-	1,048	-	-

Repayment of loan to related party
Tibet Zhuli Investment Co., Ltd.	g	-	51,048	-	-

Advisory fee expense
Red Lake Yongjin No.1 (Shenzhen) Investment LLP	h	-	581	-	-

Notes

(d)	The Group provided a loan to Mr. Yu Haifeng in June 2018. The loan has been repaid in July 2018.

(e)	The Group provided a loan to Shenzhen Chuang Jia Investment LLP (“Chuang Jia”) amounting to RMB10,000 in July 2018, and Chuang Jia fully repaid the loans of RMB69,500 during the year ended June 30, 2018.

(f)	The Group provided loans to Renshou Xinrui Enterprise Management Center LLP amounting to RMB28,020 in February 2017 and April 2017. RMB1,620 was repaid during the year ended June 30, 2017, and RMB26,400 was repaid during the year ended June 30, 2018.

(g)	In August 2018, the Group received a short-term loan with a principal amount of RMB50.0 million from Tibet Zhuli Investment Co., Ltd. (“Tibet Zhuli”), which was controlled by Fanhua Inc, the Group’s shareholder. The amounts are unsecured, bearing interest at 8.5% per annum and are repayable after 6 months from the date of the agreement. The principal and interest of the loan have been fully repaid as of June 30, 2019.

(h)	In September 2018, the Group incurred advisory fee expenses to Red Lake Yongjin No.1 (Shenzhen) Investment LLP for a potential non-performing loan project.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

18.	NON-CONTROLLING INTEREST

On July 3, 2018, the Group acquired 51% equity interest of Shenzhen Qianhai Zhonghui Huiguan Investment Management Co., Ltd. (“Zhonghui”). As of June 30, 2019 and 2020, non-controlling interest related to the 49% minority interest in Zhonghui was RMB3,173 and RMB2,525, respectively.

For the years ended June 30, 2018, 2019 and 2020, non-controlling interest related to Zhonghui in the consolidated statements of operations was loss of RMB979, RMB1,508 and RMB648, respectively.

19.	STATUTORY RESERVE

Subsidiaries operate in the PRC are required to reserve 10% of their net profits after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year.

The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends. As of June 30, 2019 and 2020, the balance of statutory reserve was RMB19,824 and RMB21,873, respectively.

20.	CONCENTRATIONS

Concentration risks

Details of the customers accounting for 10% or more of total net revenues are as follows:

	Years ended June 30,
	2018	% of net revenues	2019	% of net revenues	2020	2020	% of net revenues
	RMB		RMB		RMB	US$

Company A	47,856	28.9%	109,130	53.7%	*	*	*
Company B	44,452	26.8%	*	*	*	*	*
Company C	27,855	16.8%	*	*	*	*	*
Company E	*	*	*	*	45,921	6,500	35.5%
Company G	*	*	23,987	11.8%	14,703	2,081	11.3%
Company H	*	*	*	*	16,790	2,376	13.0%
	120,163	72.5%	133,117	65.5%	77,414	10,957	59.8%

*	represented less than 10% of total net revenues for the year ended.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

20.	CONCENTRATIONS (cont.)

Details of the customers which accounted for 10% or more of accounts receivable, net are as follows:

	As of June 30,
	2019	%	2020	2020	%
	RMB		RMB	US$

Company A	10,398	37.4%	6,690	947	16.8%
Company D	5,042	18.2%	*	*	*
Company E	4,022	14.5%	14,543	2,058	36.5%
Company F	3,630	13.1%	*	*	*
Company H	*	*	11,042	1,563	27.7%
	23,092	83.2%	32,275	4,568	81.0%

*	represented less than 10% of account receivables as of the year end.

21.	CONTINGENCIES

In the ordinary course of business, the Group may be subject to legal proceeding regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable.

The Group has no significant pending litigation as of issuance date of the financial statements.

22.	IMPACT OF COVID-19

The COVID-19 has, in the first half of 2020, had, and continues to have, a severe and negative impact on the Chinese and the global economy. Whether this will lead to a prolonged downturn in the economy is still unknown. The global spread of COVID-19 pandemic in major countries of the world have and may continue result in global economic distress, and the nature of and extent to which it may affect the Group’s results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. The results of operations for the first half of 2020 have been adversely affected, and there may be potential continuing impacts on subsequent periods if the pandemic and the resulting disruption were to extend over a prolonged period.

23.	SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the issuance of the consolidated financial statements and no subsequent event has been identified that would have required adjustment or disclosure in the consolidated financial statements.