Form 20-F
period 2021-06-30
PUYI, INC.
filed 2021-09-27
CIK 1750264

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended June 30, 2021

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 90,472,014 ordinary shares, par value $0.001 per share, as of June 30, 2021.

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADS(s)” refers to our American depositary share(s), each ADS representing 1.5 ordinary shares;

●	“assets under management” or “AUM” refers to the net asset value of funds we manage under our asset management services, for which we are entitled to management fees and performance-based carried interest;

●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan;

●	“EIT” refers to PRC enterprise income tax;

●	“emerging middle class population” refers to individuals in China with investable assets of between RMB30,000 and RMB600,000;

●	“FoF(s)” refers to fund(s) of funds;

●	“MOFCOM” refers to the Ministry of Commerce of the PRC;

●	“affluent population” refers to individuals in China with investable assets of between RMB600,000 and RMB6 million;

●	“NASDAQ” refers to the NASDAQ Global Market;

●	“NPL(s)” refers to non-performing loan(s);

●	“ordinary shares” refers to our ordinary shares, par value US$0.001 per share;

●	“PIPE” refers to private investment in public equity;

●	“Puyi,” “we,” “us,” “our company,” “our group” and “our” refer to Puyi Inc. and its subsidiaries and consolidated entities;

●	“Puyi Consulting” or “WFOE” refers to Puyi Enterprises Management Consulting Co., Ltd. (普益企业管理咨询有限公司), which was incorporated as our wholly foreign-owned subsidiary in Chengdu, Sichuan, PRC in August 2018;

●	“QDII” refers to Qualified Domestic Institutional Investor;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SAFE” refers to the State Administration of Foreign Exchange of China;

●	“transaction value” refers to the aggregate value of the wealth management products we distribute through our wealth management business during a given period;

●	“TMT” refers to the telecommunications, media and technology;

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States; and

●	“VIE(s)” refers to variable interest entity(ies).

Our reporting currency is the Renminbi because our business is mainly conducted in China and a substantial majority of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.4566 to US$1.00, the exchange rate on June 30, 2021 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial data as of June 30, 2020 and 2021 and for the years ended June 30, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The financial data as of June 30, 2019 is included in the 2020 annual report of the group.

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

Selected Consolidated Statements of Operations and Comprehensive Income (Loss)

	For the year ended June 30,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues:
Wealth management services	193,082	106,444	176,589	27,350
Corporate financing services	6,271	6	-	-
Asset management services	2,767	23,033	13,464	2,085
Information technology services and others	1,111	-	1,147	178
Total net revenues	203,231	129,483	191,200	29,613
Operating costs and expenses:
Cost of sales	(31,092)	(31,759)	(44,043)	(6,821)
Selling expenses	(67,487)	(84,074)	(130,145)	(20,157)
General and administrative expenses	(48,572)	(67,174)	(90,194)	(13,969)
Total operating costs and expenses	(147,151)	(183,007)	(264,382)	(40,947)
Income (loss) from operations	56,080	(53,524)	(73,182)	(11,334)
Other income, net:
Investment income	172	1,499	1,899	294
Interest income	5,956	11,003	10,919	1,691
Interest expenses	(1,048)	-	-	-
Sundry income, net	259	5,077	4,690	726
Income (loss) before income taxes	61,419	(35,945)	(55,674)	(8,623)
Income tax (expense) benefit	(9,396)	2,394	9,608	1,488
Net income (loss)	52,023	(33,551)	(46,066)	(7,135)
less: net income (loss) attributable to non-controlling interests	(1,508)	(648)	304	47
Net income (loss) attributable to Puyi Inc.’s shareholders	53,531	(32,903)	(46,370)	(7,182)
Net income (loss) per share:
Basic and diluted	0.630	(0.364)	(0.513)	(0.079)
Net income (loss) per ADS:
Basic and diluted	0.945	(0.546)	(0.770)	(0.119)
Weighted average number of shares used in computation:
Basic and diluted	84,997,628	90,472,014	90,472,014	90,472,014
Net income (loss)	52,023	(33,551)	(46,066)	(7,135)
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	11	456	(1,277)	(198)
Total comprehensive income (loss)	52,034	(33,095)	(47,343)	(7,333)
Less: Comprehensive income (loss) attributable to the non-controlling interests	(1,508)	(648)	304	47
Comprehensive income (loss) attributable to Puyi Inc.’s shareholders	53,542	(32,447)	(47,647)	(7,380)

Selected Consolidated Statements of Financial Position

	As of June 30,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Total current assets	467,124	393,222	403,326	62,467
Total assets	479,409	432,711	467,903	72,469
Total current liabilities	75,833	47,521	130,292	20,180
Total liabilities	75,833	62,230	147,602	22,861
Total equity interest attributable to the company	400,403	367,956	320,301	49,608
Non-controlling interests	3,173	2,525	-	-

Selected Consolidated Statements of Cash Flows:

	For the year ended June 30,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	98,040	(88,749)	(2,825)	(438)
Net cash provided by (used in) investing activities	62,539	(53,081)	47,990	7,433
Net cash provided by financing activities	155,262	-	-	-
Net increase (decrease) in cash and cash equivalents, and restricted cash	315,841	(141,830)	45,165	6,995
Cash and cash equivalents, and restricted cash at beginning of year	112,000	430,268	288,894	44,744
Cash and cash equivalents, and restricted cash at end of year	430,268	288,894	332,782	51,541

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

China’s wealth management marketplace is a relatively new and evolving industry, and the laws and regulations governing our services are still developing. There are substantial uncertainties as to the legal system and the interpretation and implementation of the PRC laws and regulations applicable to the wealth management industry. The PRC government has adopted a unified regulatory framework governing the distribution and management of fund products. Under the Measures for the Supervision and Administration of Distributors of Publicly Offered Securities Investment Funds which was promulgated by the China Securities Regulatory Commission (the “CSRC”) on August 28, 2020 and effective on October 1, 2020 (the “Distributor Measures”), a license is required for the distribution of standardized products, including publicly raised fund products and privately raised securities investment fund products. See “Item 4. K Information on the Company — B. Business Overview — Regulations”. Fanhua Puyi has obtained a fund distribution license from the CSRC and we entered into a majority of fund distribution agreements with fund managers through this subsidiary.

In addition, fund managers managing privately raised funds are required to register with the Asset Management Association of China (“AMAC”); unregistered individuals or institutions are not permitted to conduct securities investment activities under the names of “funds” or “fund management.” To comply with PRC laws, we currently collaborate with licensed fund managers and structure our fund management services as providing services to them. Neither the fund management services under service agreements with fund managers, nor our service fees generated from such agreements are prohibited by the applicable laws and regulations. However, we cannot assure you that the relevant PRC government will agree with our interpretation of the relevant laws and regulations. If the PRC government interprets the relevant rules differently and deems our role in such arrangements as requiring the fund management license, it may order us to cease our provision of fund management services until we acquire the fund management license. We cannot assure you that we will be able to obtain the fund management license promptly, if at all, and any failure to do so would require us to permanently cease such services, which may materially and adversely affect our business.

As the wealth management services industry in China is at an early stage of development, new laws and regulations applicable to our business may be adopted to address new issues that arise from time to time or to require additional licenses and permits for distribution of products other than funds, such as asset management plans issued by security companies or insurance companies. As a result, substantial uncertainties exist regarding the evolution of the regulatory system and the interpretation and implementation of current and any future Chinese laws and regulations applicable to the wealth management services industry.

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

We may not be able to continue to retain or expand our primary target client base of the affluent and emerging middle class population or maintain or increase the amount of investments made by our primary clients in the products we distribute.

Our target client base is China’s large population of affluent and emerging middle class individuals. In light of China’s rapidly-evolving wealth management industry, we cannot assure you that we will be able to maintain or increase the number of our clients or that our existing clients will maintain the same level of investment in the wealth management products that we distribute. As China’s wealth management industry is at an early stage of development and is currently highly fragmented, we face competition from numerous types of market players including commercial banks and their wealth management subsidiaries, non-bank traditional financial institutions and online-based service providers. Moreover, many of our existing and future competitors may be better equipped or adopt better sales and marketing tactics directed toward our target clients, and may capture market opportunities to grow their client bases more effectively compared to us. In addition, the evolving regulatory landscape of China’s financial service industry may not affect us and our competitors proportionately with respect to the ability to maintain or grow our client base, and may lose our leading position if we fail to maintain or further grow our client base at the same pace as our competitors. A decrease in the number of our clients or a decrease in their spending on the products that we distribute may reduce revenues derived from our wealth management services and our asset management services. If we fail to continue to meet our clients’ expectations on the returns from the products we distribute or manage or if they are no longer satisfied with our services, they may leave us for our competitors and our reputation may be damaged by these clients, which may, in turn, adversely affect our business, financial condition, results of operations and ability to attract new clients.

If we are required to obtain ICP licenses for the operation of our apps, we may not be able to offer relevant information and transaction processing services and our business and operations may be negatively affected.

We have launched two mobile apps; one is “Puyi Fund” (普益基金), which enables our clients to complete transactions online in relation to our fund products, and the other is “i Financial Planner” (i理财师), which provides seed clients (our repeat clients who also market our products or services to potential clients) with a one-stop online management tool and empowers our in-house financial advisors to provide better services. According to the Provisions on the Administration of Mobile Internet Application Information Services, or the App Provisions, issued by Cyberspace Administration of China on June 28, 2016, any owner or operator providing information services through a mobile internet application, or an “app,” must obtain the relevant qualification(s) as required by laws and regulations. The App Provisions, however, do not further clarify the scope of “information services,” nor do they specify what “relevant qualification(s)” that an app owner or operator must obtain. In practice, operational activities of a company conducted through an app is subject to the supervision of the local departments of the Information Communications Administration, and often, the local departments differentiate the operational activities conducted through websites and through apps. In many cases, standalone apps through which a company provides information services without any web-based online services are not required to obtain ICP licenses. However, the interpretation and enforcement of such laws and regulations are subject to the substantial discretion of the local authorities. Although we currently do not hold any ICP license, we cannot rule out the possibility that the local departments of the Information Communications Administration would take the view that the current primary information services and transaction processing services provided by us through the apps would require an ICP license or that, without such license, we would be prohibited from rendering such services. If we were required an ICP license for our apps, our inability to obtain the license in a timely manner or at all may have a material adverse effect on our business and operations.

If we fail to recruit and retain qualified seed clients and in-house financial advisors, our business could suffer.

We rely on our seed clients and in-house financial advisors to market our products or services to potential clients as well as to provide services to and to develop and maintain relationships with our existing clients. As we further grow our business and expand into new cities and regions, our need for high quality seed clients and financial advisors will increase. We have been actively recruiting and will continue to recruit qualified seed clients and financial advisors to join our coverage network. However, there is no assurance that we can recruit and retain a sufficient number of seed clients and financial advisors who meet our high quality requirements to support our further growth. In some of the branch offices that we have recently established or plan to establish, the pool from which we can recruit seed clients or financial advisors is smaller than in major economic centers such as Shanghai and Beijing. Even if we are able to recruit sufficient seed clients and financial advisors, we may need to incur significant training and administrative related expenses in order to prepare them to market our products or services, which would increase our operating costs and reduce our profitability. In addition, we pay service fees to our seed clients as returns. Although such fees are not prohibited by applicable laws and regulations, we cannot assure you that relevant authorities would not deem that our seed clients are distributing products on our behalf and prohibit such fee payment in the future. If so, we may be subject to fines and/or may be ordered to cease paying such fees to our seed clients, we may be unable to attract and retain highly productive seed clients, and our business could be materially and adversely affected.

We rely on highly qualified product providers that we collaborate with.

We view our collaborative relationships as a core asset for developing our wealth management business, product portfolios and professional networks. As of June 30, 2021, we sourced products from high quality third-party global product providers in China, including 61 public fund companies and three leading securities firms. These parties have contributed to a majority of our fund products, including approximately 3,264 publicly raised fund products. In addition, we actively seek collaborative opportunities with well-recognized fund managers to manage our FoFs, which allows us to deliver returns to our clients in a cost-effective manner. As such, our business is heavily dependent on our relationships with these third-party providers and, although we have maintained stable relationships with them, any material deterioration or termination of our relationships with any major product providers or fund managers, or the failure to further expand our network with such third-party products, could inhibit our ability to secure products or manage funds, which in turn would have a material adverse effect on our business, financial condition and growth prospects. In addition, a decline in the financial condition of one or more of our third-party product providers may expose us to credit losses or defaults, limit our access to liquidity or otherwise disrupt the operations of our businesses. Downgrades in the credit or financial strength ratings assigned to the counterparties with whom we collaborate or other adverse reputational impacts to such counterparties could create the perception that our financial condition will be adversely impacted as a result of potential future defaults by such counterparties, which could have a negative impact on our business and operating performance as well as on our clients’ confidence in us and our products.

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

In addition, the profitability of our growing asset management services depends on, among others, fees charged based on the AUM. Any impairment on the assets that we manage, whether caused by fluctuations or downturns in the underlying markets or otherwise, will reduce our revenues generated from asset management business, which in turn may materially and adversely affect our overall financial performance and results of operations.

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

We depend on a small number of third-party fund product providers to derive a substantial portion of our net revenues and this dependence is likely to continue.

We derive a substantial portion of our net revenues from a limited number of third-party fund product providers. For accounting purposes, we treat these third-party product providers as our customers under our wealth management services. For the years ended June 30, 2020 and 2021, we had three and two major third-party fund product providers, respectively, the net revenues generated from which individually accounted for more than 10% of our total net revenues, and collectively accounted for 59.8% and 79.5% of our total net revenues, respectively. If we lose any of our major third-party fund product providers or any of these major third-party fund product providers significantly reduces its volume of business with us, and we are unable to seek alternative third-party fund product providers on a timely basis, or at all, our net revenues and profitability would be substantially reduced. In addition, the volume of products we source and distribute from specific third-party fund product providers may vary from period to period, particularly because we are not the exclusive distributor for any such particular product provider. Our high customer concentration may also adversely affect our ability to negotiate fee rates with these third-party fund product providers, which may in turn materially and adversely affect our results of operations.

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

During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what our models indicate. This could cause us to incur investment losses or cause our hedging and other risk management strategies to be ineffective. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence, public health problems and pandemic, regulations, policies or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated.

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

The wealth management market in China is at an early stage of development and is currently highly fragmented and competitive, and we expect competition to persist and intensify. In distributing wealth management products, we face direct competition primarily from (i) commercial banks and their wealth management subsidiaries, (ii) non-bank traditional financial institutions, such as securities firms, fund managers and insurance companies with internal sales capabilities, (iii) online-based service providers, and (iv) third-party professional wealth management services providers that are not associated with financial institutions. In addition, there is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. New competitors that are better adapted to the wealth management services industry may emerge, we lose market share in key market segments and our business, financial condition and results of operations may be materially and adversely affected.

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

Driven by market research and our deep understanding of client needs, since 2019 we have been strategically devoting more resources to standardized fund products, including publicly raised fund products and privately raised securities investment fund products, we have further increased our capital investments in training for seed clients and financial advisors as well as in investor education to raise investor awareness on the benefits of these products. As a result of the foregoing, our operating costs and expenses significantly increased by 44.5% for the year ended June 30, 2021 from the year ended June 30, 2020, due to our increased selling and marketing efforts, recruitment of additional investment advisors for sales and premium training expenses to seed clients and financial advisors, and our increased general and administrative expenses, which were in line with our business expansion. Such increase led to a decrease in our income from operations for the year ended June 30, 2021. We anticipate that we will need to continue to implement a variety of initiatives and allocate more resources to drive the continuing growth of our business. All of these endeavors involve risks and will require substantial management efforts, attention and skills, and additional expenditure. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

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

Our services involve the exchange, storage and analysis of highly confidential information, including detailed personal and financial information regarding our affluent and emerging middle class clients, through a variety of electronic and non-electronic means, and our reputation and business operations are highly dependent on our ability to safeguard the confidential personal data and information of our clients. We rely on a network of process and software controls to protect the confidentiality of data provided to us or stored on our systems. We face various security threats on a regular basis, including cyber-security threats to and attacks on our technology systems that are intended to gain access to our confidential information, destroy data or disable our systems.

If we do not take adequate measures to prevent security breaches, maintain adequate internal controls or fail to implement new or improved controls, this data, including personal information, could be misappropriated or confidentiality could otherwise be breached. We could be subject to liability if we fail to prevent security breaches, improper access to, or inappropriate disclosure of, any client’s personal information, or if third parties are able to illegally gain access to any client’s name, address, portfolio holdings, or other personal and confidential information. In addition, the rapid upgrade and development of information system technologies and the evolving business models may cause new and unexpected information system risks. Although we have developed systems and internal control processes that are designed to prevent or detect security breaches and protect our clients’ data, we cannot assure you that such measures will provide absolute security. In addition, when we source and distribute fund products from third party fund product providers or fund managers, we may need to share with them certain personal information of our clients, such as names, addresses, phone numbers and transaction accounts. As required by the relevant PRC laws and regulations, we may also need to share such personal information of our clients with the custodians of the fund products we sell. We have limited control or influence over the security policies or measures adopted by our business partners. The seed clients we recruit may also violate their confidentiality obligations and disclose or use information about our clients illegally. Any such failure could subject us to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. Such events would also cause our clients to lose their trust and confidence in us, which may result in a material adverse effect on our business, results of operations and financial condition.

As the PRC government continues to focus on the supervision of data security and protection of personal information, we could be subject to new laws and regulations relating to the collection, storage, processing or use of personal information that could affect how we collect, store, process and use data. For example, the Cyber Security Law of the People’s Republic of China (the “Cyber Security Law”) requires that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in China shall be stored in the territory of China, and the law imposes enhanced regulation and additional security obligations on operators of critical information infrastructure. In addition, the National Standards under the Information Security Technology-Personal Information Security Specification sets forth requirements of collection, storage, use, exchange and disclosure of data. Furthermore, the Personal Information Protection Law of the People’s Republic of China promulgated recently has imposed restrictions on entities and individuals that collect and process personal data and sensitive information. We expect that data security and personal information protection will receive increasing and constant attention and scrutiny from regulators and the public, which may increase our compliance costs and confront us with evolving challenges associated with data security and personal information protection. Any improper use of such personal data and information could harm our reputation and our business as well as result in claims and penalties, including fines, suspension of business and revocation of required licenses.

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

Our revenues and operating results have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this annual report:

●	a decline or slowdown of the growth in the value of wealth management products, which may reduce the value of products we distribute for wealth management product providers and the products provided by us and, in turn, our revenues and cash flows;

●	negative public perception and reputation of the wealth management services industry;

●	unanticipated delays of anticipated rollouts of our products or services;

●	unanticipated changes to economic terms in contracts with our wealth management product providers, including renegotiations;

●	changes in laws or regulatory policy that could impact our ability to provide wealth management services and/or asset management services;

●	failure to enter into contracts with new wealth management product providers;

●	increasing costs and expenses incurred by the establishment of new branches in economically developed cities and the recruitment of exclusive in-house financial advisors;

●	cancellations or non-renewal of existing contracts with wealth management product providers; and

●	changes in the number of clients who decide to terminate their relationship with us or who ask us to redeem their investment in our products.

As a result of these and other factors, the results of any prior interim or annual periods should not be relied upon as indications of our future revenues or operating performance.

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

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NASDAQ Global Select Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ended June 30, 2020, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing, as required by Section 404 of the Sarbanes-Oxley Act.

In the course of preparing our consolidated financial statements and in connection with the audit, our management identified one material weakness, which was first identified in 2018 and had been in place for the following two years ended June 30, 2020, related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. To remedy this material weakness and improve our internal control over financial reporting, we implemented a number of measures including but not limited to (i) setting up a separate and independent department - the Financial Reporting Department which is led by a new hired experienced general manager who is familiar with U.S. GAAP, this manager and the Financial Reporting Department are responsible to deal with complex U.S. GAAP technical accounting issues, and make relevant disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC; (ii) establishing relevant processes that are necessary for preparing consolidated financial reports and relevant disclosure; (iii) conducting trainings for the management and relevant personnel to enable them to have a full understanding of financial reporting requirements set forth by the SEC as well as the responsibilities of listed companies; and (iv) working closely with our auditors and lawyers to seek professional advice and guidance to address the material weakness. As of June 30, 2021, our management determined that the aforementioned measures have remediated the material weakness. However, since the Company is still in the process of replenishing and building up a qualified finance and accounting team with sufficient dedicated resources, our management assessed that the deficiency related to the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with U.S. GAAP and SEC reporting requirements still existed as of June 30, 2021. Therefore, based on the definition of “material weakness” and “significant deficiency” in the standards established by the Public Company Accounting Oversight Board of the United States, our management concluded that the deficiency now only rises to the level of a significant deficiency. For details, see “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Control Over Financial Reporting.”

Once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even though our management, by then, may conclude that our internal controls over financial reporting are effective, our independent registered public accounting firm, after conducting its own independent testing, may not reach the same conclusion. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, regardless of how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

As of June 30, 2021, our management concluded that our internal controls over financial reporting were effective. However, if we fail to maintain effective internal controls over financial reporting in the future, our management may conclude that our internal controls over financial reporting are not effective and we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of the ADSs could decline and we could be subject to sanctions or investigations by the NASDAQ Global Select Market, SEC or other regulatory authorities.

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

Although our business is not focused on cross-border transactions, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020. While the “Phase One” agreement was signed between the United States and China on trade matters, it remains unclear what additional actions, if any, will be taken by the U.S., China or other governments with respect to international trade, tax policy related to international commerce, or other trade matters.

Although the direct impact of the current international trade tension, and any escalation of such tension, on the wealth management industry in China is uncertain, the negative impact on general, economic, political and social conditions in China may adversely impact our business, financial condition and results of operations.

The global spread of COVID-19 pandemic could materially and adversely affect our business, financial condition and operating results.

The COVID-19 continues to have a severe and negative impact on the Chinese and the global economy. Whether this will lead to a prolonged downturn in the economy is still unknown. The global spread of COVID-19 pandemic in major countries of the world have and may continue result in global economic distress, and the nature of and extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. For the year ended June 30, 2021, our offline sales have been adversely affected, and there may be potential continuing impacts on subsequent periods if the pandemic and the resulting disruption were to extend over a prolonged period. We have taken and will continue to take a series of measures to compensate for the adverse impact of the COVID-19, including but not limited to the expansion of our online sales and the development and optimization of our online trading system to facilitate the smooth operation of our online sales; however, if the global spread of the COVID-19 and the corresponding deterioration cannot be contained, risks set forth in this annual report may be exacerbated or accelerated at a heightened level.

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

Foreign ownership of certain parts of our businesses including fund management services is subject to restrictions under PRC laws and regulations. In addition, any foreign shareholder of a foreign-invested fund management company focusing on securities investment funds must be a financial institution approved by the national or regional financial regulatory authority where the foreign investor locates, and such national or regional financial regulatory authority must have signed a memorandum of understanding on bilateral regulatory cooperation with the CSRC or its approved institution. Meanwhile, any foreign shareholder of a foreign-invested fund management company must not be punished by any regulatory authority or judicial authority in the last three years. In addition, such foreign-invested fund management company must invest in domestic capital markets.

In December 2018, the CSRC announced that it entered into a memorandum of understanding on bilateral regulatory corporation with the Cayman Islands Monetary Authority (“CIMA”), the principal regulator for the financial services industry of the Cayman Islands. However, as we are not a financial institution approved by the CIMA, we are not eligible to conduct our fund management business by directly establishing a foreign-invested fund management company. To comply with PRC laws and regulations and utilize our ability in providing fund management services, we conduct our business activities through our VIE, Puyi Bohui, and its subsidiaries. Through our PRC subsidiary, Puyi Consulting, we entered into a series of contractual arrangements with Puyi Bohui and its shareholders, which (i) enable us to exercise effective control over Puyi Bohui, (ii) enable us to receive substantially all of the economic benefits of Puyi Bohui, and (iii) provide us with an exclusive option to purchase all or part of the equity interests and assets in Puyi Bohui when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of Puyi Bohui and, as such, consolidate its financial results and subsidiaries into our consolidated financial statements under U.S. GAAP. Our consolidated affiliated entities hold the licenses, approvals and key assets that are essential for our operations.

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

Due to PRC restrictions on foreign ownership of fund management businesses in China, we operate our business in China through our VIE and its subsidiaries, or the VIEs, in which we have no ownership interest. We rely on contractual arrangements with our VIE, Puyi Bohui, and its shareholders including the Power of Attorney with each of the shareholders, to control and operate business of our consolidated affiliated entities. These contractual arrangements are intended to provide us with effective control over our consolidated affiliated entities and allow us to obtain economic benefits from them. In particular, our ability to control the consolidated affiliated entities depends on the Powers of Attorney, pursuant to which our PRC subsidiary, Puyi Consulting, can vote on all matters requiring shareholder approval in our VIE. We believe these Powers of Attorney are legally enforceable but may not be as effective as direct equity ownership.

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

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations there. Accordingly, our business, financial condition, results of operations and prospects are significantly affected by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past 40 years, the growth has been uneven across different periods, regions and among various economic sectors of China, and the rate of growth has been slowing since 2012. We cannot assure you that the Chinese economy will continue to grow. Further, the Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources, some of which may benefit the overall Chinese economy but have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Also, in the past the Chinese government implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results. Accordingly, any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiary, Puyi Consulting, is a foreign-owned enterprise and is subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-owned enterprises. The PRC legal system is a civil law system based on written statutes. Unlike common law system, prior court decisions may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our businesses in China.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on our revenues, earnings and financial position as well as your investment. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, for payment of interest expenses, for strategic acquisitions or investments or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments we make in the future.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our corporate structure, our group may rely on dividend payments from our PRC subsidiary, Puyi Consulting, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. As such, Puyi Consulting is able to pay dividends in foreign currencies to us without prior approval from the SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, the SAFE issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, which came into effect as of July 4, 2014. According to the SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose, in connection with their direct or indirect contribution of domestic assets or interests to offshore companies, known as SPVs. The SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. The SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or the SAFE Notice 13, effective June 2015. Under the SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

In addition to the SAFE Circular 37 and the SAFE Notice 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by the SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with the SAFE provisions, the failure of which may subject such PRC individual to warnings, fines or other liabilities.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIE. We may make loans to our PRC subsidiary and VIE, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary, which is treated as a foreign invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to Puyi Consulting to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance Puyi Consulting by means of capital contributions, which must be approved by the PRC Ministry of Commerce or its local counterpart. We can use our capital funds to make domestic equity investments when the following conditions are met: (i) we shall not violate the current special management measures for the access of foreign investment (the Negative List); and (ii) domestic investment projects are true and compliant with the PRC laws and regulations. To be compliant, our capital funds shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise permitted by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) payment for the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). The funds raised under the VIE structure can only be used in the business activities of domestic operating entities after the settlement of foreign exchange is made under the above conditions. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to directly make such loans to our variable interest entity, a PRC domestic company. Meanwhile, we are not likely to finance the activities of our variable interest entity by means of capital contributions because that would result in our VIE being converted into a foreign invested company, while foreign invested companies engaged in fund management industry are subject to more stringent requirements than PRC domestic enterprises.

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

Under the SAFE regulations, PRC residents who participate in a share incentive plan in an overseas publicly listed company are required to register with the SAFE or its local branches and complete certain other procedures. We and our PRC resident employees who participate in our share incentive plans are subject to these regulations. If we or any of these PRC resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

The dividends we receive from our PRC subsidiary may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would likely have a material adverse effect on our financial condition and results of operations.

Pursuant to the Enterprise Income Tax Law (the “EIT Law”) and implementing rules, both of which came into effect on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a “resident enterprise” and will pay income tax at the rate of 25% for its global income. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In 2009, the State Administration of Taxation, or the SAT, issued the SAT Circular 82, which further interprets the application of the EIT Law and its implementation to a PRC-controlled offshore enterprise. Pursuant to the SAT Circular 82, an enterprise incorporated in an offshore jurisdiction and controlled by a PRC enterprise or a PRC enterprise group will be classified as a PRC resident enterprise for tax purposes and will be subject to PRC enterprise income tax on its global income, only if (i) its senior management in charge of daily operations reside or perform their duties mainly in the PRC; (ii) its financial or personnel decisions are made or approved by bodies or persons in the PRC; (iii) its substantial assets and properties, accounting books, corporate stamps, board and shareholder minutes are kept in the PRC; and (iv) at least 50% of its directors with voting rights or senior management habitually reside in the PRC. Such PRC resident enterprise would have to pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or the SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

In February 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or the SAT Circular 7, which supersedes the rules with respect to the Indirect Transfer under the SAT Circular 698, but does not touch upon the other provisions of the SAT Circular 698, which remain in force. The SAT Circular 7 extends its tax jurisdiction to not only Indirect Transfers set forth under the SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, the SAT Circular 7 provides clearer criteria than the SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. The SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

In October 2017, the SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, effective December 2017, which, among others, repealed the Circular 698 and amended certain provisions in the SAT Circular 7. According to the SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. However, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if acting as transferor in such transactions, and may be subject to withholding obligations if acting as transferee in such transactions, under the SAT Circular 7 and the SAT Circular 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Risks Related to our ADSs

The market price for our ADSs may continue to be volatile.

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$3.69 to US$9.11 in the year ended June 30, 2021. In addition, securities markets may from time to time experience significant price and volume fluctuations that may or may not relate to our operating performance, which may have a material and adverse effect on the market price of our ADSs. In particular, volatility in the PRC stock markets in the last few years has resulted in some volatility in the trading prices of most PRC-based companies in the United States. The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of August 31, 2021, we had 90,472,014 ordinary shares outstanding, including 6,438,414 ordinary shares represented by ADSs. All of our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our PRC subsidiaries and VIEs. All of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Act (as amended) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

ITEM 4. INFORMATION ON OUR GROUP

A. History and Development of Our Group

We are a leading third-party wealth management services provider in China with a focus on the affluent and emerging middle class population. We commenced our wealth management services business in November 2010 when our founder and chairman of the board, Mr. Yu Haifeng, founded Fanhua Puyi Investment Management Co., Ltd. (泛华普益投资管理有限公司, or “Fanhua Puyi”). Fanhua Puyi was renamed as Fanhua Puyi Fund Distribution Co., Ltd. (泛华普益基金销售有限公司) in March 2013.

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

In August 2018, Puyi Enterprises Management Consulting Co., Ltd. (普益企业管理咨询有限公司) was incorporated by Puyi HK as a wholly-owned subsidiary in Chengdu, Sichuan, PRC, which we refer to as Puyi Consulting or our wholly foreign owned enterprise (“WFOE”) in this annual report. In December 2018, our WFOE acquired 100% equity interest of Shenzhen Baoying Factoring Co., Ltd. (深圳宝盈商业保理有限公司, or “Shenzhen Baoying”) from Guangdong Puyi Asset Management Co., Ltd (广东普益资产管理有限公司, or “Puyi Asset Management”) (previously known as Guangdong Fanhua Puyi Asset Management Co., Ltd.) and a third party, and Shenzhen Baoying was deregistered in July 2020. In May 2020, Puyi Dake Information Technology Co., Ltd. (普益达科信息技术有限公司, or “Puyi Dake”) was established as a wholly-owned subsidiary of our WFOE.

In 2018, we transferred a number of entities with related businesses under the control of Mr. Yu Haifeng to become subsidiaries of Chengdu Puyi Bohui Information Technology Co., Ltd. (成都普益博汇信息技术有限公司, or “Puyi Bohui”), our variable interest entity (“VIE”). Puyi Bohui is primarily engaged in providing information technology services to the financial services industry in China. The entities transferred to Puyi Bohui included (i) Fanhua Puyi, which is primarily engaged in the wealth management services business; (ii) Puyi Asset Management, which primarily operates our FoF business. Puyi Asset Management had one subsidiary, Shenzhen Qianhai Zhonghui Huiguan Investment Management Co., Ltd. (深圳前海中惠惠冠投资管理有限公司, or “Zhonghui”), in which Puyi Asset Management holds 51% equity interest (acquired in July 2018), and which primarily handles the management of our non-performing loan portfolio. Zhonghui was sold to a third party in December 2020, and had been divested from our consolidated financial statement since then; (iii) Shenzhen Puyi Zhongxiang Information Technology Co., Ltd. (深圳普益众享信息科技有限公司, or “Shenzhen Zhongxiang”), which historically distributed exchange administered products and now provides client service; and (vi) Chongqing Fengyi Management Consulting Co., Ltd. (重庆锋毅企业管理咨询有限公司, or “Chongqing Fengyi”), which historically operated our corporate finance service business and now provides client service.

We engage in fund management and other related services. Due to PRC legal restrictions on foreign ownership in the business of managing privately raised funds, we conduct our business in China through our VIE pursuant to a series of contractual arrangements. As a result of our direct ownership in our WFOE and the VIE contractual arrangements, we treat them and their respective subsidiaries as our consolidated affiliated entities under U.S. GAAP., and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

On March 29, 2019, our ADSs commenced trading on the NASDAQ Global Market under the symbol “PUYI.” We raised approximately US$22.4 million in net proceeds from the initial public offerings after deducting underwriting commissions and the offering expenses payable by us.

Corporate Information

Our principal executive offices are located at 42F, Pearl River Tower, No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, People’s Republic of China, 510620. Our telephone number is +86-020-2838-1666. Our registered office in the Cayman Islands is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our website at https://ir.puyiwm.com/.

Significant Developments in the Year Ended June 30, 2021

Rapid Growth in the Number of Clients and the Aggregate Transaction value of Our Publicly Raised Fund Products

We strive to offer emerging middle-class and affluent individuals and families with diversified wealth management product portfolios, including privately raised fund products, publicly raised fund products and other wealth management products. In the past fiscal year, we have continually devoted tremendous resources to the marketing of our sales of publicly raised fund products, comprising individually publicly raised fund products and selected portfolios of publicly raised fund products, in order to explore more target clients. Our marketing promotion expenses for publicly raised fund products was approximately RMB64.5 million in the year ended June 30, 2021, while the number of accumulative clients of our publicly raised fund products almost doubled from more than 300,000 as of June 30, 2020 to more than 579,000 as of June 30, 2021, with average client acquisition cost of approximately RMB235. The number of clients of our publicly raised fund products increased significantly from more than 260,000 as of June 30, 2020 to more than 442,000 as of June 30, 2021, and the aggregate transaction value of our publicly raised fund products almost tripled from approximately RMB6.9 billion in the year ended June 30, 2020 to approximately RMB17.1 billion in the year ended June 30, 2021. As of June 30, 2021, we had more than 386,000 active clients of publicly raised fund products, and the balance of the transaction value of our publicly raised fund products increased by 154.7% from approximately RMB3.4 billion as of June 30, 2020 to approximately RMB8.7 billion as of June 30, 2021.

We have focused on product portfolios management of publicly raised funds as our core investment strategy. We have an experienced and visionary in-house investment and research team. Our in-house investment and research team continuously keeps track of publicly raised fund products with excellent performance on the market to establish and maintain our own pool of fund products, and they carefully conduct due diligence of such fund products in our pool to select a few of them as the most suitable and optimal investment portfolios of publicly raised fund products for our clients. In the year ended June 30, 2021, more than 430,000 clients purchased our publicly raised fund product portfolios, accounting for approximately 97.4% of the total number of clients of our publicly raised fund products; while the transaction value of our publicly raised fund product portfolios reached approximately RMB11.9 billion, accounting for approximately 69.8% of the total transaction value of publicly raised fund products. The large scale of the number of clients and the aggregate transaction value of our publicly raised fund product portfolios have demonstrated our clients’ trust in our capability of exploring and developing suitable and optimal product portfolios management of publicly raised funds. In addition to the publicly raised fund product portfolios developed and managed by our in-house investment and research team, we also started cooperating with top publicly raised fund managers in China to develop diversified and rewarding portfolios of publicly raised fund products for us, leveraging their strong investment and research capabilities. These made-to-order product portfolios have won strongly positive feedback and popularity from the market. We are also actively developing investment portfolios of funds that focus on education and pension, with a view to benefiting from the PRC government’s pilot program of personal tax-deferred commercial pension fund. We will continue to strive to enhance our investment and research capabilities to satisfy the differentiated needs of our clients.

Publicly raised fund products including product portfolios are not only a major tool for us to acquire clients, but also a key driver that resulted in the growth of our total revenue. Revenue generated from our sales of publicly raised fund products increased significantly by 163.4% from RMB48.8 million in the year ended June 30, 2020 to RMB128.5 million in the year ended June 30, 2021, accounting for 67.2% of our total revenue in the year ended June 30, 2021 as compared to 37.7% in the year ended June 30, 2020.

To ensure stable and long-term investment returns for our clients, we encourage them to invest in our publicly raised fund products using our automatic investment management system, which automatically deducts funds from the client’s personal account and invests in the pre-determined products on a dollar-averaging basis using the parameters set up by the client. Dollar-costing averaging is a strategy that allows an investor to buy the same dollar amount of an investment on regular intervals, which encourages long-term holding investment strategy. Clients are free to start or stop using our automatic investment management system, and to alter parameters at their will based on their evolving strategies and market situation. The number of our clients using our automatic investment management system reached more than 194,000 as of June 30, 2021, accounting for approximately 50.2% of our total active clients. The relatively high portion of clients using our automatic investment management system enables the continuous growth of our balance of publicly raised fund products, where the scale of economies have appeared.

We have successfully spotted and satisfied our clients’ needs for publicly raised fund products, leveraging our professional and digital operating system, and will continue to further explore our clients’ needs for wealth management to provide our clients with comprehensive household financial asset allocation services.

Build A Specialized and Professional Team of Financial Advisors

Since the launch of the Distributor Measures, effective on October 1, 2020, the wealth management market for independent fund distributors in China has transformed to standardized product model. Standardized products primarily include publicly raised funds and privately raised securities investment funds. At the same time, the emerging middle-class and affluent individuals and families in China have a rapidly growing demand for maintaining and increasing the value of their financial assets. Accordingly, standardized products and insurance products (in particular long-term life insurance products) have gained great popularity among the emerging middle-class and affluent individuals and families.

To benefit from the transformation of the wealth management market for independent fund distributors in China, we are strategically establishing a professional team of financial advisors with profound knowledge and capabilities of wealth management. To implement this strategy, we have launched offices in economically developed cities in China, recruiting professional financial advisors having industry resources and specializing in wealth management. This professional, specialized team of financial advisors aims to provide competent wealth management services of family financial assets, comprising mainly portfolios of funds and insurance, for the emerging middle-class and affluent individuals and families, leveraging the strong support from our middle- and back-office, including our investment advisors team. Our investment advisors team consists of specialists from top wealth management institutions and industry experts, with diversified wealth management experiences in China, the US, Hong Kong and Taiwan. They will provide regular training and tests to our financial advisors to ensure that our financial advisors command thorough and up-to-date industry knowledge and capabilities, which in turn to better serve our clients.

The launches and development of offices in economically developed cities in China has incurred and will continue to incur a large amount of capital expenditures, which in turn may adversely affect our cash flow and net profit; however, our management is of the view that this strategy will be an efficient and key approach for us to achieve our goal of sales of RMB100 billion and will firmly execute and devote necessary resources to this strategy.

Meanwhile, we have also upgraded our marketing strategy of seed clients’ social e-commerce to achieve more efficient multi-level marketing. To empower our seed clients to initiate and organize digital and communal online social communications, we are building a practical, diversified and comprehensive content system, comprising articles, images, audios and videos, across a wide array of online platforms of mobile applications, public accounts and video accounts.

To better incentivize seed clients, we started to classify our seed clients into ordinary seed clients, elite seed clients and financial advisors since 2019. In the year ended June 30, 2021, we further strengthened this strategy: on the one hand, we have gradually ceased cooperation with those who are not proactive nor capable of providing competitive wealth management services; on the other hand, we select a number of willing and capable elite seed clients from the existing seed clients, and to train them with wealth management knowledge of technologies, investment and research as well as operations to improve their capabilities of wealth management of family financial assets. The top performing elite seed clients who pass our exams will become professional and specialized financial advisors. We provided those selected elite seed clients and financial advisors with more flexible and competitive rewarding mechanism to incentivize them to acquire more clients.

Enhance Digital Operations to Strengthen Our Online Client Service Capabilities

With the rapid development of artificial intelligence, big data analytics and blockchain technology, digitalization has become a core competency for an enterprise to stand out in the future. We have been focusing on the construction of our big data infrastructure to maintain competitiveness in the industry. During the past fiscal year, we have initiated a series of upgrades of information technology infrastructure, including the setup of big data analysis platform and smart operations platform, to equip ourselves with multi-dimension operating tools, such as automatic grouping of multi-level clients, attachment of different tags to different clients, big data collection and storage from multi-platforms, as well as visualized data charts. On the one hand, these upgraded operating tools can ensure more accurate and efficient communication between our clients and us, which in turn will increase our clients’ level of satisfaction and the rates of clients retention and conversion; on the other hand, they can empower our financial advisors and seed clients with more strongly and effectively professional support. We plan to devote more resources in upgrading our big data platform and smart operations platform to pave the way for our comprehensive digitalization.

Continue to Invest in the Construction and Upgrade of Technology Platforms to Increase Efficiency and Reduce Costs

The construction and upgrade of information technology infrastructure have been vital in increasing service capabilities in financial industry. During the past fiscal year, we have implemented the following three information technology infrastructure initiatives to increase our operating efficiency and reduce operating costs: (i) we have continually to optimize the core transaction system of publicly raised fund products which enables online transactions by clients and simpler repeat purchases and investments, with a view to increasing the transaction efficiency and clients’ level of satisfaction; (ii) we launched a new, comprehensive full-cycle online transaction system for privately raised fund products in December 2020, which simplified the sales process of privately raised fund products and increased the transaction efficiency of privately raised fund products; and (iii) we upgraded the “i Financial Planner” app to version 2.0 embedded with professional solution models for family financial asset allocation, with which our financial advisors and seed clients are capable of providing scientific and customized family financial asset allocation services.

Continue to Contribute to Environmental, Social and Governance Initiatives

In the past fiscal year, we have continued to devote resources to develop our ESG initiatives. We set up the “Caring School Uniforms” charity fund to devote approximately 2,500 suits of school uniforms to each student in the Tianhe Experimental School in Dafang County, Bijie City, Guizhou Province on behalf of our clients that care for the society. In addition, we donated school utilities, including backpacks, to 56 children of Jiangzhen Fashu Primary School in Dafang County, Bijie City, Guizhou Province. We will continue to devote to our ESG initiatives to contribute to the society.

With the relief of the COVID-19, China’s economy has recovered and began to grow. In this context, the number of middle-class and affluent individuals and families and their wealth continue to grow, and we firmly believe in the tremendous potential in the wealth management market in China. We have established our vision of “Making Every Family in China Has Its Own Financial Asset Allocation Advisors” and will strive to become the safeguard for the wealth of the mass middle-class and affluent individuals and families in China and to continually create value for not only our clients, but also our financial advisors and shareholders.

B. Business Overview

We are a leading third-party wealth management services provider in China with a focus on the affluent and emerging middle class population. Historically, a majority of the affluent and emerging middle class population in China rely on wealth management products issued and distributed by commercial banks and their wealth management subsidiaries. In April 2018, China’s banking and securities regulators jointly released the 2018 Guidelines, which is aimed at reining in the banks’ supply of off-balance sheet wealth management products and resolving the traditional problem of implicit guarantee of returns on wealth management products. As a result, the number of new products issued by banks have declined significantly, and we expect that the affluent and emerging middle class population in China will increasingly turn to third-party wealth management service providers for investment advisory services relating to standardized fund products.

We primarily provide wealth management services and asset management services. Our largest business has been and continues to be our wealth management services business, under which we distribute wealth management products both online and offline through our branch network. Our wealth management products mainly include publicly raised fund products and privately raised securities investment fund products. For the years ended June 30, 2020 and 2021, the aggregated transaction value of the wealth management products we distributed totaled RMB8.5 billion and RMB18.1 billion (US$2.8 billion), respectively. We also have a fast-growing asset management business under which we currently manage several FoFs.

Our net revenues increased from RMB129.5 million for the year ended June 30, 2020 to RMB191.2 million (US$29.6 million) for the year ended June 30, 2021. We incurred a net loss of RMB46.1 million (US$7.1 million) for the year ended June 30, 2021, as compared to a net loss of RMB33.6 million for the year ended June 30, 2020, primarily as a result of (i) the significant increase in our selling expenses as well as general and administrative expenses, because we devoted significant capital resources to the selling and marketing activities, employee compensation and office expansion expenses to further expand our business, and (ii) the spread of the COVID-19, which continues to have a material adverse impact on our offline distributions; partially offset by the significant increase in revenues generated from publicly raised fund products.

Our Services

We are a wealth management service provider focusing on family financial asset allocation services, which enables us to offer a suite of products to meet the investment objectives of our clients. We primarily provide wealth management services and asset management services. In the past, we also provided corporate finance services to corporate borrowers, but we ceased providing such services in October 2019 in order to further consolidate and focus our resources on the development of our wealth management services.

Wealth Management Services

Our products distributed under our wealth management services can be broadly divided into publicly raised fund products and privately raised securities investment fund products. Generally, for publicly raised fund products offered to the public (either unspecified investors or unlimited number of specified investors with minimum investment requirement), we process the relevant transactions online through the app “Puyi Fund” (普益基金). In comparison, our privately raised fund products, which are offered to a limited number of qualified investors, are historically distributed offline through our branch network. Since December 2020, we began to provide online services for our privately raised fund products through the app “Puyi Fund” in the same manner as for publicly raised fund products. The app “Puyi Fund” provides up-to-date product-related information online through which clients can execute transactions and monitor their investments portfolio. We receive distribution commissions for almost all of wealth management products distributed by us. In addition, we receive performance-based fee income for certain privately raised funds we distribute.

Our publicly raised fund products have accounted for the largest proportion of our aggregated transaction value and revenue. Although most of the products we recommend to our clients are sourced from third-party product providers, we also distribute privately raised securities investment fund products under our management. See “Asset Management Services” below. For accounting purposes, third-party product providers are our customers under wealth management services. The following table sets forth transaction value and revenue contribution of the different product categories under our wealth management services for the periods indicated.

	For the year ended June 30, 2021
	Transaction value		Revenue
	RMB	$	RMB	$
	(in thousands)
Publicly raised fund products	17,052,377	2,641,077	128,544	19,909
Privately raised fund products(1)	1,032,180	159,864	47,745	7,395
Exchange administered products(2)	-	-	300	46
Total	18,084,557	2,800,941	176,589	27,350

(1)	We ceased to distribute private equity investment fund products and distributed privately raised securities investment fund products only for the year ended June 30, 2021; while we continued receiving fees from the existing private equity investment fund products.

(2)	We ceased to offer new exchange administered products since October 2019, while we continued receiving management fees from the existing products. As of July 6, 2021, we did not have any exchange administered products.

Publicly Raised Fund Products

Publicly raised funds refer to any fund that is offered to unspecified investors or more than 200 specified investors. We have distributed publicly raised fund products since our inception. For the year ended June 30, 2021, we distributed approximately 1,169 publicly raised fund products, with an aggregate transaction value of RMB17.1 billion (US$2.6 billion), representing an increase of 148.9% from RMB6.9 billion for the year ended June 30, 2020. The outstanding ending balance of publicly raised fund products distributed by us was RMB8.7 billion (US$1.4 billion) as of June 30, 2021, representing an increase of 154.7% from RMB3.4 billion as of June 30, 2020. Since 2019, we have been strategically devoting more resources to publicly raised fund products including developing and distributing portfolios of publicly raised fund products on a dollar-cost averaging basis. As a result, the transaction value and net revenues generated from publicly raised fund products we distributed have significantly increased during the year ended June 30, 2021. We believe publicly raised fund products especially product portfolios, in particular, will continue to be a key product category for us.

We market and distribute the following types of products from our third-party product providers, based on the underlying assets class:

●	Money market fund products. These products are mutual fund products that generally invest in low risk, highly liquid and short-term financial instruments, including government bonds, central bank bills, term deposits, certificates of deposits and corporate commercial papers.

●	Debt or equity securities or hybrid fund products. These fund products primarily invest in publicly traded securities, such as stocks, bonds, options or a mix of the foregoing. The risk level of these products is generally moderate to aggressive.

●	Portfolios of publicly raised fund products. These products are combinations of a series of funds. We manage the investment of different funds according to the customer’s risk appetite and our judgment of the market.

Exchange Administered Products

In the past, we distributed selected financial products which were backed by financial assets of registered members of state-owned local financial asset exchanges, and issued by exchange designated product issuers (typically investment or asset management companies). The underlying financial assets of listed products administered by these exchanges primarily include commercial loans, receivables, creditors’ right and other assets. Since October 2019, in line with industry trend, we have focused on distribution of fund products and ceased to offer new exchange administered products. As of July 6, 2021, we did not have any exchange administered products.

Privately Raised Fund Products

Since 2016, we have offered privately raised funds increasing our focus on the higher end segment of the market and because these products are more financially attractive to us. According to the Distributor Measures, which took effect on October 1, 2020, in addition to publicly raised fund products, independent fund distributors liked us can only distribute privately raised securities investment funds starting therefrom; while we began to do so since July 1, 2020. For the year ended June 30, 2021, we distributed 16 privately raised securities investment funds with an aggregate transaction value of RMB1.0 billion (US$0.2 billion). The outstanding ending balance of privately raised fund products distributed by us was RMB5.7 billion (US$0.9 billion) as of June 30, 2021, representing a decrease of 15.1% from RMB6.8 billion as of June 30, 2020 as several funds have been fully or partially redeemed due to the expiry of lockup period. We generate commissions paid by the fund managers at annualized rate of 1.0% of the total capital balance raised from our clients as of the fiscal year end. For certain funds, we are generally entitled to approximately 25% of performance based fees realized by the fund managers after redemption of funds. For the year ended June 30, 2021, all of the privately raised fund products we distributed were privately raised securities investment funds, including investments through QDII funds. We also distributed FoFs of privately raised securities investment funds.

As privately raised funds typically require higher net worth and/or investment sophistication and are offered to a limit number of qualified investors, such funds charge higher fee rates and managers of such funds sometimes allow fund distributors to earn a portion of the performance-based fees. Except for 13 FoFs under our management, including the full redemption of one FoFs as of June 30, 2021, all other privately raised fund products that we distribute are sourced from third parties. See “– Asset Management Services”.

Agreements with Product Providers

Our distribution is typically governed by agreements entered with product providers, primarily comprising fund managers and securities firms on a product-by-product basis. The material terms of our agreements with our product providers are summarized as below:

●	Service scope. We typically undertake to provide the product providers with services relating to our clients’ purchase of the relevant products. Such services typically include providing our clients with information on the relevant products, educating clients on the documentation involved in the purchase as well as providing them access to their transactions with the product providers through our app or branch network. For privately raised fund products, we also assess clients’ qualification for the purchase as may be required by the laws and regulations, and the relevant product providers.

●	Commissions and fees. For almost all of our wealth management products, we are entitled to receive distribution commissions calculated as a fixed percentage of the amount purchased by our clients. For certain privately raised fund products, we are also entitled to performance-based fees subject to hurdle rates.

●	Confidentiality. We and the product providers are prohibited from making any unauthorized disclosure of our clients’ information. In addition, privately raised fund managers are not permitted to use such information in a manner that might be detrimental to our interest.

●	Exclusivity. For distribution agreements with certain product providers, we have been granted exclusive rights to distribute specific products.

●	Terms. The distribution agreements typically expire upon the expiration of the relevant wealth management product. For any new financial products, new agreements are negotiated and entered into.

Corporate Finance Services

In the past, we provided a wide range of financing services to corporate borrowers, including product structure design, introduction of potential investors, and compliance and risk management services. Since October 2019, we ceased our corporate finance services, because we further consolidated our resources to mainly focus on the development of wealth management services. As a result, we did not generate any revenues from corporate finance services for the year ended June 30, 2021, while we had RMB6,000 for the year ended June 30, 2020.

Asset Management Services

We began our asset management services in April 2018. As of June 30, 2021, we managed the following funds:

●	Hebi FoF series (“合璧FoF系列”). There are two funds under this series, which were established in April 2018 and May 2018, respectively. We are the general partner of each fund. This fund series is suitable for investors with moderate risk appetite. The underlying funds primarily focus on investment in domestic publicly traded stocks. In addition, as we encourage long-term hold strategies on securities investments, we require investors of our FoF series to agree to a two-year lock-up period before being possible redemption. As of June 30, 2021, the lock-up periods of both funds had expired, and therefore we are managing the remaining balances of these two funds.

●	Ruixuan FoF series (“睿选FoF系列”). There were two funds under this series, which were established in May 2019 and December 2019, respectively. We are a co-general partner of these funds. This fund series is suitable for investors with aggressive risk appetite. The underlying funds primarily focus on investing in enhanced index privately raised fund products that seek to enhance the returns of an index by using active management to modify the weights of holdings for additional returns. We require investors to agree to a one-year lock-up period before possible redemption. As of June 30, 2021, the lock-up periods of both funds had expired; one fund has been fully redeemed, and we are managing the remaining balance of the other fund.

●	Jingheng FoF series (“璟恒FoF系列”). There are four funds under this series. We are a co-general partner of these funds together with Nanjing Jingheng Investment Management Co., Ltd. (南京璟恒投资管理有限公司). These four funds are suitable for investors with risk appetite from conservative to aggressive. The underlying funds of this FOF series primarily focus on equity long funds, quantitative stock selection funds, futures funds, quantitative neutral funds and bond strategy funds, with different proportions of assets of low to high risk levels. We require investors to agree to a one-year or a two-year lock-up period for these funds, before possible redemption. None of the funds have been fully redeemed or liquidated.

●	Bailixin FoF series (“百利新FoF系列”). There are five funds under this series. We are a co-general partner of these funds together with Guangzhou Bailixin Privately raised Securities Investment Funds Management Co., Ltd. (广州百利新私募证券投资基金管理有限公司). These five funds are suitable for investors with risk appetite from moderate to aggressive. The underlying funds of this series primarily focus on equity long funds, quantitative stock selection funds, futures funds, quantitative neutral funds and bond strategy funds, with different proportions of assets of low to high risk levels. We require investors to agree to a one-year or a two-year lock-up period for these funds, before possible redemption.

●	NPL funds. In July 2018, we acquired a controlling interest in Zhonghui, an investment management company which manages NPL funds. In December 2020, we sold Zhonghui to a third party, and we had no NPL funds under our management since then.

The following table sets forth the fee structure and incentive arrangement of FoFs under our management as of June 30, 2021.

FoF	Rate of management fees(1)	Rate of subscription fees(2)	Carried interest(3) (4)	Hurdle rate
Hebi FoF series	1.2%	1.0%	Nil to 10.0%	8.0%(3)
Ruixuan FoF	1.4%	1.0%	Nil to 15.0%	High water mark(4)
Jingheng FoF series	1.0%-1.5%	1.0%	Nil to 15.0%	5.0%-6.0%(3)
Bailixin FoF series	1.0%-1.5%	Nil to 1.0%	Nil to 20.0%	5.0%-6.0%(3)

Notes:

(1)	We charge clients management fees for each fund we manage in terms of committed capital.

(2)	We charge clients subscription fees for each fund we manage in terms of raised capital. Subscription fees were collected as distribution income under wealth management service revenue therefore not recognized as the asset management revenue. “Item 5. Operating and Financial Review and Prospects — A. Operating Results -- Key Components of Results of Operations — Wealth Management Services — By revenue type” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Components of Results of Operations — Asset Management Services”.

(3)	For certain funds, we receive carried interest from the funds subject to the applicable hurdle rate. If the rate of net capital appreciation reaches such hurdle rate, we would receive carried interest calculated as a fixed percentage of the applicable fund’s net capital appreciation per annum.

(4)	For certain funds, we receive carried interest from the funds subject to applicable high water marks. A high water mark is the highest value that a fund or account has ever reached.

 The table below provides the period to period roll forward of AUM of FoFs under our asset management services and also reflects FoFs AUM at period end for the periods indicated.

AUM in RMB
(in thousands)
Balance, as of July 1, 2018	321,353
Gross inflows(1)	224,850
Gross outflows(2)	(65,796)
Fair value changes(3)	22,387
Balance, as of June 30, 2019	502,794
Gross inflows(1)	418,690
Gross outflows(2)	(244,662)
Fair value changes(3)	172,180
Balance, as of June 30, 2020	849,002
Gross inflows(1)	638,860
Gross outflows(2)	(407,710)
Fair value changes(3)	36,948
Balance, as of June 30, 2021	1,117,100

(1)	Include increased amounts contributed by new funds established and additional capital raised for existing funds during the indicated period.

(2)	Include management fees, fund custodian fees, operation services fees, investor redemption, and distribution. One fund was fully redeemed for the period presented.

(3)	Primarily include fair value changes in our AUM for the indicated period, which represents the AUM as of the end of the period, less the sum of the AUM as of the beginning of the period, gross inflows and gross outflows for the same period.

The AUM of FoFs under our asset management services has experienced rapid growth, reaching RMB1.1 billion (US$0.2 billion) as of June 30, 2021 from RMB849.0 million as of June 30, 2020. The increase in our AUM was primarily due to (i) continued committed capital into our previously existing funds; (ii) gross inflows due to the establishment of two new funds under our Jingheng FoF series; (iii) gross inflows due to the establishment of five new funds under our Bailixin FoF series; and (iv) fair value changes in our funds due to their positive performance, partially offset by (i) partial redemption by certain investors of their committed capital in our Hebi FoF series, Jingheng FoF series and Ruixuan FoF series, and (ii) full redemption by investors of their committed capital in one fund of our Ruixuan FoF series. We expect these funds to deliver increasing returns in the long term. We will continue to have gross outflows due to the deduction of management fees, fund custodian fees and operation services fees in line with the expansion of our asset management services.

Other Services

Starting from January 2021, we collaborated with an insurance agency which is a related party and started to provide marketing service of such agency’s insurance products. To diversify our services and satisfy our clients’ different needs for wealth management, when our clients are in need of investments in insurance products, our financial advisors will provide the relevant introduction of our insurance agency partner and market their insurance portfolios to our clients. Our insurance agency partner is responsible for handling insurance purchasing procedures and other client services. We received service fee of approximately RMB1.1 million (US$0.2 million) from our insurance agency partner as a reward in the fiscal year ended June 30, 2021. We also provide other consulting service to our clients, such as consultation of trust service which generated revenue of less than RMB10,000 (US$1,500) in the same period.

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

In addition, we provide clients who have purchased products through us with timely updates on the product performance primarily including net assets value reports and other performance statistics through apps, live investment performance symposiums, as well as regular communications via seed clients and financial advisors. Moreover, we have established official public accounts on WeChat to provide industry news, product updates and investor education, which allows us to continually provide updates on the products and services offered by us to the online community of clients. Our WeChat official public accounts has more than 360,000 followers. We also provide general investor education by publishing online quiz activities, organizing online courses, seminars and salons and holding online live and recorded streaming courses that provide guidance in response to any changes in market conditions. For clients with special needs such as overseas study or medical services, we collaborate with third-party agencies to provide one-stop services. We have gradually promoted the implementation of our investment and education strategy, focused significant efforts to build a financial and business education service system, and provided investors with free investor education. Our investor education service platform “Puyi Academy” was merged into our professional education platform “Puyi Business School” which was upgraded to popularize investment knowledge for new investors and provide advanced investment support for investors with certain experience.

Sales and Marketing

Our headquarters are located in Guangzhou, and we have a branch network of 37 offices covering 24 provinces/municipalities and hundreds of cities. In the past fiscal year, by refining our sales and marketing strategies, we have expanded our footprints in China and successfully maintained rapid growth. We have strategically focused on providing wealth management and asset management services of family financial assets for middle-class and affluent individuals and families, and initiated our financial advisors program to better serve clients more knowledgeably and professionally. For details, see “Information on Our Group—Significant Developments in the Year ended June 30, 2021—Build A Specialized and Professional Team of Financial Advisors.” To further tap into the vast market of affluent and emerging middle class population for our wealth management services and effectively compete with our competitors such as commercial banks and online financing service providers, we have developed two sale channels — through seed clients and in-house financial advisors.

Seed clients channel is an innovative social e-commerce based approach pursuant, to which we identify, foster and collaborate with seed clients — existing clients who believe in our service capabilities — to actively market our products or services on social media platforms to their families, friends and acquaintances in return for a commission. As seed clients develop potential clients within their networks, they have greater influence on their investment decisions than our in-house investment advisors. In addition, it is also more convenient for such seed clients to manage clients that they have developed by maintaining regular contact. In 2019, we started to initiate seed client classification to offer premium trainings to those seed clients who have greater marketing potential. We also began to classify our seed clients into ordinary seed clients, elite seed clients and financial advisors. Elite seed clients are those that intend to further enhance professional investment knowledge and greater market potential compared with ordinary seed clients. We have set up a series of standardized professional training programs to enhance the expertise and financial advisory capabilities of elite seed clients. Elite seed clients that have passed a series of assessment would qualify as financial advisors. We have also begun and will continue to provide online training platforms and offline training sessions to solidify and update their professional knowledge. In the past fiscal year, we launched a total of 390 new, innovative and knowledgeable courses totaling 195 hours. Now we have 684 courses, totaling more than 550 hours on the service platform “Puyi Business School”. These courses covered various aspects including introduction of our group and our products, skill development, practice examination and latest market situation. We also invite wealth and asset management experts with abundant industry experiences and insights to conduct online and offline training seminars for seed clients. For the year ended June 30, 2021, we held 407 offline lectures totaling 820 hours, and 169 online lectures totaling 228 hours for seed clients.

 We enter into introduction agreements with our seed clients, under which a seed client is entitled to commission if he/she brings in a new client who will have invested in our products. The amount of the commission depends on the amount of products the new client purchases. To incentivize our seed clients to be more proactive in selling our publicly raised fund products, we provide competitive commission of approximately 0.2% per annum, subject to our management’s adjustment. To incentivize the sales of privately raised fund products, we have evaluated the scale, profitability and performance of each fund, and provide commission rates varying from 0.1% to 1.3% accordingly. There is no fixed term of the seed client engagement under the introduction agreement unless such agreement is terminated after negotiation or due to a material breach by either party.

The number of our seed clients was approximately 38,000 as of June 30, 2021. Currently we have seed clients in approximately 217 cities in 24 provinces/municipalities across China, supported by approximately 300 investment advisors, covering major tier three and four cities with large concentrations of emerging middle class as well as selective economically developed cities with a substantial number of affluent Chinese available for marketing. For the year ended June 30, 2021, we had 36,067 active seed clients (who have brought in at least one client with transaction balance as of the end of a given period or conducting new transaction(s) during the same period). The significant increase in active rate of our seed clients from 68.6% for the year ended June 30, 2020 to 95.1% for the year ended June 30, 2021 was due to our increasing focus on quality of the seed clients, because high quality seed clients have made significant contributions to our sales. For the year ended June 30, 2021, approximately 8.6% of our total clients were seed clients, while approximately 97.1% of our total sales bear commissions to seed clients, i.e. were brought in by our seed clients. Attributable to the vast seed client base, we do not have particular reliance on any seed client or limited number of seed clients. For the year ended June 30, 2021, the single largest seed client contributed 1.0% of our total sales through 152 clients. For the same period, the top five largest seed clients contributed 2.7% of our total sales through a total of 541 clients. Our extensive coverage network of branch offices and seed clients enable us to gain direct access to target clients and wealth management services market.

Starting from December 2020, we started to build our in-house team of financial advisors through whom we solicited prospective clients and provide professional and specialized services to clients—we launched branch offices in economically developed cities in China and directly recruited professional advisors with industry resources and wealth management capabilities. We provide regular training sessions to these newly recruited in-house financial advisors to equip them with sound wealth management knowledge and professional conduct so that they can satisfy our clients’ needs for family financial asset allocation services. For details, see “Information on Our Group—Significant Developments in the Year Ended June 30, 2021—Build A Specialized and Professional Team of Financial Advisors.”

Our seed clients and financial advisors are supported by our approximately 300 investment advisors, who are responsible for providing systematic and continuous professional training on products profile as well as investment and assets management knowledge. In addition, we provide technical support through our apps “Puyi Fund” and “i Financial Planner” that enables our seed clients and financial advisors to better serve their clients. In addition, we have developed and continue to optimize the “i Financial Planner”, an intelligent business app that provides seed clients and financial advisors a one-stop management tool. Empowered by our financial technology, “i Financial Planner” provides seed clients and financial advisors with knowledge and practices of client data management, account transaction management, asset dynamic management services. At the same time, it provides one-stop business management tools such as investor preference analysis, asset allocation analysis, market information interpretation, and financial product deconstruction. We have made full use of our big data accumulated over many years together with artificial intelligence technology to launch professional, individual, and comprehensive family financial asset allocation planning design services, which meet different levels of wealth management needs of our seed clients and financial advisors.

The map below shows our coverage network by branch office location and number of seed clients and financial advisors as of June 30, 2021:

Product Selection, Development and Risk Management

We select and develop our product portfolio for our target affluent and emerging middle class population in accordance with our wealth management philosophy that product profiles should be simple and differentiated, prudently selected with balanced allocation and high quality, and keeping in line with the latest market trend. We strive to continuously provide our clients products with attractive returns and controllable risks.

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

We have established a two-prong evaluation system that assesses both the product providers and products for distribution based on the following: (i) investment experience and capabilities; (ii) integrity and credibility; and (iii) internal control. We assess third-party fund products based on the following criteria:

●	Investment targets. We prefer products that target standardized fund products such as investments in public securities. As such, we distribute debt or equity securities or mixed fund products which are suitable for conservative to aggressive risk investors open to more sophisticated products with controllable risks.

●	Product category. We prefer products with transparent reference prices in the market.

●	Historical performance. We seek products with a proven track record of strong historical performance.

●	Side-by-side investment made by relevant product providers. We prefer fund products where fund managers make side by side investment.

In order to conduct the above assessments, we have established rigorous internal procedures. Product managers in our asset management department select product candidates at the initial stage through comprehensive due diligence work, including but not limited to, on-site visits, interviews with relevant product providers, and internet searches on background information, and draft due diligence reports on both the product providers and products. Upon receiving the preliminary-approval by the director of asset management department, relevant due diligence reports are submitted to the compliance and risk control department and the product selection group which consisted of members from management for further review and final approval. Our compliance and risk control department also regularly follows up on the financial condition and results of operations of our selected product providers and the overall risk exposure of products we distribute for them in terms of composition of underlying asset classes, collateralization level and other key metrics. These reviews enable us to constantly provide high-quality and controllable products, provide guidance for subsequent product sourcing and selection, and to align our product portfolio with the prevailing market condition in a timely fashion.

Product Development for Asset Management Services

We have an asset management department that is responsible for developing and managing fund products. To date, we have 12 FoFs products under our management. We have a stringent process in selecting fund managers for managing our underlying FoFs assets. We require the fund managers to make investments in accordance with our investment strategy and continuously monitor their investment decisions. The target product selection and approval procedures are similar with that of the third-party products discussed above.

Product Structuring to Comply with PRC Law

We structure our service to comply with PRC laws and regulations. For example, in our asset management business, we currently collaborate with licensed fund managers and structure our fund management services as advisory services to them. Under such arrangements, we source FoFs candidates with proposals on investment strategies and targets, fund terms, risk control procedures, exit timing and strategies. We present such FoFs candidates to licensed fund managers. To date, investment decisions made by such fund managers with respect of these funds have been consistent with our investment proposals.

Information Technology

We have developed our integrated IT infrastructure that provides technology support to all aspects of our business. Such IT infrastructure allows us to provide services to clients online and improve transaction efficiency, and in the meantime it helps us better manage our clients by collecting and analyzing data from them. Our IT infrastructure includes the following key functions and features:

●	Core app. We launched our core app, Puyi Fund, which provides target clients product information and a full-scope of online transaction processing services for fund products including subscription, redemption, clearance and settlement, and allows clients to monitor their investment portfolio in a more convenient manner.

●	Client service. We have set up an online client service system equipped with intelligent interactive tools to further enhance the quality and efficiency of our client services.

●	Investment advisor platform. We have developed and continue to optimize the “i Financial Planner”, an intelligent business app that provides seed clients and financial advisors a one-stop management tool. We make full use of our accumulated big data together with artificial intelligence technology to launch professional, tailor-made and comprehensive family financial asset management services, which enable us to assist our seed clients and financial advisors in meeting wealth management needs at different levels.

●	Database. We operate an internal data management system, covering data collection, storage and analysis. We collect our clients’ behavior and preference data from multi-platforms, and analyze these data together with our clients’ transaction data to depict an accurate profile of our clients. We have implemented and will continue to implement policies and procedures in an effort to ensure compliance with China’s data protection and cybersecurity laws and regulations. With the authorization of our clients, we apply different tags to different clients according to their online behaviors, browsing preference and past transactions with us, in order to recommend suitable products that most satisfy our clients’ wealth management needs in a timely manner. Through profiling analysis of our clients, we are able to achieve targeted marketing and increase marketing efficiency, which in turn guides our products launching an recommendation strategy to realize better return on investment.

●	Office automation (“OA”). We combine the above custom-developed or commercially available business systems with our OA system, finance system and other internal back-end functions, to help us operate more efficiently.

Employees

We had 716 employees as of June 30, 2021. The following table sets forth the breakdown of our employees by function as of June 30, 2021.

Functional area	Number of employees	Percentage of total
Investment advisory	309	43.1%
In-house financial advisory	210	29.3%
Management and administrative	67	9.4%
Technical department	93	13.0%
Risk management	7	1.0%
Asset management	30	4.2%
Total	716	100.0%

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

Competition

According to CIC, China’s wealth management services industry is at an early stage of development and is currently highly fragmented. Traditionally, the wealth management services market in China was dominated by commercial banks, which rely on their own wealth management arms and sales forces to distribute their products. In recent years, there has been a growing number of new types of wealth management services in the market, including online-based service providers, non-bank traditional financial institutions, and third-party wealth management service providers. As a wealth management service provider with growing asset management capabilities targeting such population segment, we compete with the following principal competitors on the basis of sales capabilities, product offerings and services capabilities:

●	Commercial banks and their wealth management subsidiaries. Generally, commercial banks and their wealth management subsidiaries in China have advantages in terms of branch network and full license coverage for distribution. However, such banks are inherently conflicted because their main business is interest-based lending rather than a commission-based business such as wealth management services.

●	Online-based service providers. Online-based service providers can attract a large client base through their online platforms. However, because they mainly provide automated recommendation and trading services, online-based service providers generally do not offer extensive personalized services that many investors need.

●	Non-bank traditional financial institutions. Non-bank traditional financial institutions such as brokerages, security companies, trust companies and insurance companies have advantages in relation to specific product types, particularly product types that they themselves have developed and managed (e.g. trust plans for trust companies). However, they are disadvantaged in terms of product choices, branch network and comprehensive client services, and increasingly cooperate with banks and third-party wealth management service providers to distribute their products.

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish the products we distribute and our services from those of our competitors and contribute to our competitive advantage in the wealth management services industry. We rely on a combination of trademark and trade secret laws as well as confidentiality agreements and non-compete covenants with our employees and our third-party wealth management product providers. We also enter into confidentiality agreements with our seed clients. We hold registered computer software copyrights to 49 pieces of computer software, 13 registered trademarks in China and 15 registered domain names.

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

We are not currently subject to any pending judicial, administrative or arbitration proceedings that we may have a material impact on our results of operations, financial condition or profitability. See “Item 3. Key Information — D. Risk Factors” above.

Regulations

PRC Regulations Relating to Wealth Management Services

The distribution of wealth management products, depending on the type of product, is subject to different sets of laws, regulations and rules. Our group is engaged in, and subject to regulations applicable to the distribution of publicly raised funds (including asset management plans issued by securities firms) and privately raised funds.

“Privately raised funds” refer to funds privately raised by securities and futures operators or private asset management plans established under the entrustment of assets, and privately raised funds established by privately raised fund managers registered with the AMAC.

“Privately raised securities investment funds” and “publicly raised securities investment funds” (generally abbreviated as “publicly raised funds”) refer to the funds that are established in accordance with the Securities Investment Fund Law and only invest in standardized securities assets, and are under the control of a fund manager and entrusted to a fund custodian, who engages in securities investment for the benefit of fund shareholders. Publicly raised funds can be classified into different categories based on various criteria. For example, in terms of investment target, they can be categorized as stocks, bonds, hybrids and currencies, or in terms of structure, as closed-ended or open-ended funds.

“Private equity investment funds” refer to the privately raised funds that mainly invest in private equity, including equities of non-listed enterprises, shares issued or traded privately by listed companies, convertible bonds, market-oriented and rule-of-law debt-to-equity swaps, equity fund units, and any other assets recognized by the CSRC.

Publicly Raised Funds

The distribution of publicly raised fund products is mainly subject to the Securities Investment Fund Law of the PRC (2015 Amendment) (the “Securities Investment Fund Law”), issued by the Standing Committee of the National People’s Congress (“SCNPC”) on April 24, 2015 and effective on the same day. Pursuant to the Securities Investment Fund Law, the distribution of securities investment fund products shall be conducted by registered fund managers or licensed fund distributors. It requires fund distributors to fully disclose to potential investors the investment risks related to the fund products distributed, and to distribute such fund products based on the level of risk-taking abilities of the investors.

The distribution of publicly raised fund products is further regulated in detailed by the Measures of the Distribution of Securities Investment Funds (2013 Amendment) (the “Measures of the Distribution of Securities Funds”), promulgated by the CSRC on March 15, 2013 and effective on June 1, 2013. The Measures of Distribution of Securities Funds regulate many aspects of the business and participants of the distribution of securities investment funds, including the registration requirements of fund distributors, payment methods for fund distribution, requirements of the fund advertising materials, fees charged relating to fund distribution services, and other activities in the business of fund distribution. Pursuant to the Measures of the Distribution of Securities Funds, fund distributors refer to fund managers as well as other entities that have registered with, or are recognized by, CSRC or its appointed institutions, such as independent fund distributors, commercial banks, securities companies, etc. In particular, an independent fund distributor shall register with the local CSRC office where its local administration for industry and commerce locates. Without registration with and licensing from, or the recognition of, the CSRC, entities or individuals shall not conduct fund distribution or other related businesses.

In addition, the Measures of the Distribution of Securities Funds set forth requirements for employees of independent fund distribution agencies. For an independent fund distribution agency to apply for the relevant license to conduct fund distribution business, its senior management personnel shall have obtained the certification of fund professionals, along with other qualifications and experiences. The number of employees who are qualified as fund professionals shall be not less than ten. The Measures of Distribution of Securities Funds also stipulate that the AMAC shall conduct self-disciplinary management of the business of fund distribution and manage the qualification process of fund distributors. Fund distributors and fund distribution services providers may join AMAC and be subject to its self-disciplinary rules.

The Measures of Sale of Securities Fund has been superseded by the Measures for the Supervision and Administration of Distributors of Publicly Offered Securities Investment Funds (the “Distributor Measures”) which was promulgated by the CSRC on August 28, 2020 and effective on October 1, 2020. This revision of the “Distributor Measures” mainly aims to (i) strengthen the licensing requirements for fund distribution activities, and clarify the boundaries of the responsibilities of fund distributors and related fund service agencies; (ii) optimize funds admission and exit mechanisms for fund distributors, and strive to build an orderly and healthy development of fund distribution industry ecology; (iii) consolidate business norms and institutional control, and promote the establishment of institutional mechanisms centered on investor interests; and (iv) improve independent fund distributors supervision to promote the steady development of professional compliance of independent fund distributors.

In order to clarify the implementation arrangement of the Distributor Measures, the CSRC also issued a related implementation of the Distributor Measures and the interim provisions on the management of publicity and promotion materials for publicly raised securities investment funds, both of which came into effect on October 1, 2020.

According to the “Distributor Measures”, “fund distribution” refers to such activities as opening fund transaction accounts for investors, publicizing and promoting funds, handling the offering, subscription and redemption of fund units as well as providing inquiry about the information on fund transaction accounts.

“Fund distributors” refer to organizations registered with the CSRC or its local offices which have obtained fund distribution business qualification. Without registration, no entity or individual can engage in fund distribution business. Fund distributors are different from fund service agencies engaged in payment, unit registration, information technology system and other service business related to fund distribution.

“Independent fund distributors” refer to organizations that specialize in the distribution of publicly raised funds and privately raised securities investment funds. Unless otherwise stipulated by the CSRC, any independent fund distributor shall not engage in any other businesses.

In addition, the “Distributor Measures” set forth the requirements of independent fund distributors. Each shareholder of an independent fund distributor and the controlling shareholder or actual controller of the shareholder shall neither hold shares in more than two independent fund distributors nor control more than one of the independent fund distributors, except as otherwise provided by the CSRC.

An independent fund distributor shall ensure the independence of its business, employees and business place, and shall not confuse it with any shareholder, actual controller or related party, or give permission to any other institution to conduct businesses in its name. Employees of independent fund distributors shall not hold business position in any other organization, unless otherwise stipulated by laws and regulations and the CSRC. It is necessary for an independent fund distributor to establish branches that the independent fund distributor has conducted fund distribution business consecutively for not less than three complete fiscal years, with the average daily fund sales for the most recently completed fiscal year not less than 10 billion yuan.

A fund distributor and its employees shall not be under any of the following circumstances when conducting fund distribution:

(i) having false records, misleading statements, or major omissions;

(ii) making promises, in violation of the provisions, that no income or principal is subject to losses or that the amount and proportion of losses is limited;

(iii) forecasting the fund investment performance or publicizing the prospective yield rate;

(iv) misleading investors to purchase any fund product that does not match their risk tolerance;

(v) failing to effectively disclose to investors the important information on the subjects actually conducting fund distribution and the fund products distributed, or obscuring the aforesaid important information by means of excessive packaging service platform or service brand;

(vi) distributing funds in the form of lottery, rebate or gifts in kind, insurance or fund units;

(vii) handling fund distribution business, distributing or publicizing fund publicity and promotional materials or offering fund products to the general public before the registration of fund offering application is completed;

(viii) failing to distribute funds at a time specified in the laws and regulations, the provisions of the CSRC, the prospectus and the announcement on offering of fund products, or altering the offering date of fund products without making the required announcement;

(ix) embezzling the fund distribution settlement capital or fund units; evading the closed-loop operation requirements of fund distribution settlement capital by illegal means such as fund unit transfer, or damaging the safety of investors’ capital;

(x) using or promising to use fund assets or fund distribution business to transfer or exchange interests;

(xi) leaking relevant information of investors or non-public information concerning fund investment operation in violation of provisions;

(xii) distributing funds at the expenses lower than the cost;

(xiii) implementing discriminative, exclusive and bundled sales arrangements; and

(xiv) other circumstances as prohibited by the CSRC.

On October 25, 2019, the Department of Fund and Intermediary Supervision of the CSRC promulgated the Notice on the Pilot Implementation of the Publicly Offered Securities Investment Consulting Business (the “Notice”). In accordance with the Notice, (i) institutions with asset management qualification (such as securities companies and fund management companies); and (ii) fund distribution institutions (such as commercial banks, securities companies, futures companies, insurance companies with fund distribution qualification and independent fund distribution institutions) with no less than RMB 10 billion balance of distributed publicly raised funds (exclusive of money market funds) may apply for the publicly raised fund consulting business qualification. In addition, the applicant shall also meet the requirements relating to the client base, compliance records, research team, investment consultants, information technologies, business solutions and policies. Qualified institutions are entitled to apply for the publicly raised fund consulting business qualification in order to advise their clients on fund investment portfolios and strategies, and subscribe, redeem, or convert funds for and on behalf of their clients.

The Measures for the Suitability Management of Securities and Futures Investors (the “Measures NO. 130”), which was promulgated by the CSRC on December 12, 2016, recently amended on October 30, 2020 and came into effect on the same day, stipulates that investors are categorized into ordinary investors and professional investors. Different types of investors have different criteria. Fund distributors shall perform the corresponding disclosure obligation, and distribute or provide appropriate products to appropriate investors based on such factors as different risk tolerance of investors and different risk degrees of products or services.

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

Our group conducts the distribution of publicly raised funds through the subsidiary of our VIE, Fanhua Puyi, which obtained its License to Conduct Securities and Futures Business from the CSRC in 2013, and most recently renewed the license on March 9, 2017. With its license, Fanhua Puyi can conduct business in the distribution of fund products. As of June 30, 2021, Fanhua Puyi had a total of 241 qualified fund professionals. It is also an active member of the AMAC, and its current membership is valid through May 14, 2023.

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

The Measures for Asset Management Business and Rules for Collective Asset Management Business were abolished by the Measures for the Administration of the Privately Offered Asset Management Business of Securities and Futures Business Institutions on October 22, 2018. Firstly, the conditions for private equity management business should be moderately relaxed. Second, improve the efficiency of the use of funds. Third, we should optimize the principle of portfolio investment and improve the management requirements of investment quotas for non-standard creditor’s rights. Fourth, commercial banks should be allowed to act as investment advisors for asset management plans, such as asset management agencies and insurance asset management agencies, so as to promote equal access. In addition, some operational arrangements have been improved.

Privately Raised Funds

Pursuant to the Notice on the Division of Regulatory Responsibilities for Privately Raised Investment Funds issued by the State Commission Office of Public Sectors Reform (“SCOPSR”) on June 27, 2013, the CSRC is in charge of the supervision and regulation of privately raised funds, including but not limited to, privately raised equity funds, privately raised securities investment funds, venture capital funds and other forms of privately raised funds including FoFs. While the Securities Investment Fund Law promulgated by SCNPC mainly regulates the activities of publicly raised securities investment funds, it provides some basic guidance for participants in the business of privately raised securities investment funds. The Securities Investment Fund Law requires that any individual or institutions, without registration, shall not conduct securities investment activities under the names of “funds” or “fund management.” Later, the CSRC promulgated the Interim Measures for the Supervision and Administration of Privately Raised Investment Funds (the “Interim Measures for Private Funds”) on June 30, 2014, which came into effect on August 21, 2014. The Interim Measures for Private Funds set forth specific guidelines as to how privately raised fund products shall be managed and distributed by fund managers and fund distributors, requiring the market participants to establish certain measures in evaluating and disclosing risks related to the fund managed and/or distributed, further clarifying the self-disciplinary requirements for privately raised funds. In particular, the Interim Measures for Private Funds provide that once the fund raising process of privately raised funds is completed, a fund manager is required to file the relevant information of the fund product with the AMAC. Specifically, pursuant to the Administrative Measures on the Disclosure of Privately Raised Investment Fund Information adopted by the AMAC, the fund manager needs to submit such information through the online “Asset Management Business Electronic Registration System” of the AMAC, or the System. During the process of filling out the form of “Information on Fund Sales” on the System, the fund manager has to identify its sales model as either under direct sales or distribution on a commission basis, and select the name of the fund distributors, either the fund manager itself or a licensed independent fund distributor who has been recognized by the CSRC and the AMAC, from the drop-down list on the form. The fund manager is required to provide an update on any changes of such information in a timely manner. Pursuant to the Notice on the Strengthening Self-Discipline Management of Private Fund Information Disclosure by the Asset Management Association of China on September 30, 2018, if a fund manager fails to provide a requisite update on any changes of such information on two separate occasions, it will be included in the list of abnormal institutions and will be suspended from filing new fund products with the Asset Management Association of China.

Unlike the distribution of publicly raised funds, neither the Securities Investment Fund Law nor the Interim Measures for Private Funds requires fund distributor to obtain any license or permit in engaging such business. Such requirement was set out in the Measures of Administration of the Distribution of Privately Offered Investment Funds (the “Measures of Private Fund Distribution”) issued by AMAC on April 15, 2016. However, rules relating to privately raised funds that are adopted by the AMAC, such as the Measures of Private Fund Distribution, are generally self-disciplinary rules applicable to privately raised fund managers, and licensed fund distributors who have become members of the AMAC. Pursuant to the Distributor Measures, an independent fund distributor shall conduct distribution of publicly raised funds and privately raised securities investment funds. An independent fund distributor shall not engage in any other business, unless otherwise prescribed by the CSRC. Accordingly, if an independent fund distributor engages in distribution of a fund product other than a publicly raised fund or privately raised securities investment fund, it shall complete corrective action within two years from the effective date of the Distributor Measures. Within the time limit of corrective action, it shall reduce the balance of the related product in an orderly manner. When the time limit is reached, it can only provide services for the existing product.

In addition, unlike the distribution of publicly raised funds, the Securities Investment Fund Law requires that fund distributors shall only distribute privately raised fund products to qualified investors defined as investors with compatible capacities of risk identification and risk bearing, whose assets or incomes have reached certain level as required by the relevant regulations or rules and the subscription amount of the privately raised fund products is not less than the required minimum amount. The Securities Investment Fund Law also stipulates that the total number of qualified investors of a privately raised fund product shall not exceed two hundred. Further, as required by the Measures of Private Fund Distribution issued by the AMAC, fund distributors shall evaluate the qualifications of investors prior to the distribution of privately raised funds to ensure that only qualified investors subscribe to privately raised fund products.

Our distribution of privately raised fund products shall also comply with the Measures NO. 130, the Conference, other relevant provisions and self-discipline rules and shall bear legal liability for any illegal act or violation.

The Notes of Filing for Privately Raised Funds promulgated by the Asset Management Association of China, on January 12, 2018, seeks to improve the efficiency of Filing for Privately Raised Funds. In addition, it emphasizes that the overall requirements for and special risks of the filing for privately raised funds. On December 23, 2019, the Instructions for the Filing of Private Investment Funds was promulgated by the AMAC, specifying that privately raised funds shall be targeted at qualified investors and be raised from external parties through private offering. For investments in a privately raised fund in the form of a non-legal person such as a partnership enterprise, fund distributors shall carry out penetration verification to determine whether the ultimate investors are qualified investors, and compute the aggregate number of investors. If the investors are asset management products filed in accordance with the law, fund distributors need not carry out penetration verification to determine whether the ultimate investors are qualified investors or compute the aggregate number of investors.

The Several Provisions on Strengthening the Regulation of Privately Offered Investment Funds, which was promulgated by the CSRC on December 30, 2020 and effective on the same day, stipulates that fund managers and fund distributors or any of their employees shall not directly or indirectly commit the following conduct in process of distribution of a privately raised fund: (i) raising funds from an entity or individual other than a qualified investor specified in the Interim Measures for Private Funds, or providing an investor with convenience to meet the requirements of qualified investors such as piecing together by several persons, borrowing or lending money, etc.; (ii) giving promotional materials and recommendations to unspecific investors through a newspaper, a periodical, a radio station, a TV station, the Internet, or any other media outlet, or by a lecture, a report meeting, an analysis meeting, or any other means, or by a bulletin, a leaflet, a short message, an instant messaging tool, a blog, an e-mail, or any other medium, with the exception of giving promotional materials and recommendations to qualified investors through a website, an application, or any other Internet medium with procedures to determine specific investors; (iii) directly or indirectly giving investors a promise (orally, in writing, by a short message, by an instant messaging tool, or any other means) to protect the principal and return, including the protection of the principal of investments from loss, a fixed proportion of loss, and a promise of minimum return; (iv) inflating and giving one-sided publicity to a private fund, including the use of “safety”, “principal protection”, “zero risk”, “a guarantee of return”, “high return”, “secure principal”, or any other expression that may render investors unable to accurately understand the risk of a private fund and the use of rate of return, target rate of return, benchmark rate of return, or any other expression in promotional materials given to investors; (v) The investments of the private fund of which investors are informed by promotional materials are inconsistent with the investments agreed in the private fund contract; (vi) promotional and recommendation materials contain a false statement, misleading statement, or material omission, including failure to truthfully, accurately and completely disclose the transaction structure of the private fund, the main rights and obligations of each party, income distribution, fee arrangements, affiliated transactions, the capital contributor and actual controller of an authorized third-party institution and the private fund manager, among others; (vii) giving misleading publicity and recommendations by means of credit enhancement under the guise of registration and filing, the custody of a financial institution, or government funding, among others; (viii) authorizing an entity or individual not qualified for fund distribution business to engage in fund-raising activities; (ix) establishing or establishing in a disguised form a branch for the purpose of engaging in fund-raising activities; or (x) other circumstances prohibited by laws, administrative regulations, and the CSRC.

PRC Regulations Relating to Asset Management Services

In terms of the management of privately raised funds, the Securities Investment Fund Law requires that any individual or institution, without registration, shall not conduct securities investment activities under the name of “funds” or “fund management.” The Interim Measures for Private Funds further require that mangers of privately raised funds of any type shall apply for registration to the AMAC, and thus subject fund managers to the self-disciplinary rules issued by the AMAC. Under the CSRC’s guidance, the AMAC formulated the Measures for the Registration of Privately Raised Investment Fund Managers and Filling of Privately Raised Investment Funds (for Trial Implementation) (the “Trial Measures of Private Funds”), effective as of February 7, 2014, which, among other things, set forth the requirements related to the activities of privately raised fund managers. In addition, the AMAC has released a serial of self-disciplinary rules since February 2016, regulating internal control, and information disclosure and registration of privately raised fund managers, including, among others, the Guidelines for Internal Control of Privately Raised Investment Manager, the Administrative Measures for Information Disclosure of Privately Raised Investment Fund, and the Announcement of Several Items for Further Regulating the Registration of Private Fund Managers, together, the “Administrative Measures of Private Funds.” Pursuant to the Administrative Measures of Private Funds, privately raised fund managers shall complete the filing of privately raised fund products within the prescribed time; they shall timely report any materially changes, and submit quarter and annual reports and audited financial statements prior to the end of April each year. The Administrative Measures of Private Funds also set out requirements for the qualifications of the management of private fund management companies, and requirements to the formulation and implementation of internal control policies.

On August 30, 2017, the State Council circulated the draft Interim Measures on Administration of Privately-Raised Investment Funds (the “New Interim Measures for Private Funds”) for comments, the commenting period of which ended in September 2017. Once enacted, the New Interim Measures of Private Funds will be the first set of regulation specialized in the privately raised funds. The New Interim Measures of Private Funds specify the basic requirements for private fund managers, their senior management, directing partners and authorized representatives, and the obligations of fund managers and trustees. The New Interim Measures also specify that privately raised fund managers shall raise funds themselves, or through fund distributors who are in compliance with the Securities Investment Fund Law and the requirements of regulatory authorities of the State Council regarding securities. If the New Interim Measures of Private Funds are adopted as it is, it is likely that privately raised fund distributors will be required to obtain license in order to distribute privately raised funds. However, there is no guarantee that the New Interim Measures, once officially adopted, will be the same as the current draft.

PRC Regulations Relating to Intellectual Property Rights

Copyrights

The PRC has enacted various laws and regulations relating to the protection of copyright. The Copyright Law of the PRC promulgated by SCNPC on September 7, 1990, and recently amended on November 11, 2020 and effective on June 1, 2021, provides that any natural persons, legal persons, or other organizations of the PRC shall, regardless its publication status, enjoy copyright in their works, including, among others, works of literature, arts, natural science, social science, engineering technology, and computer software, and any infringement of such copyright shall be subject to relevant civil liabilities.

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

Trademarks

Registered trademarks are protected under the Trademark Law of the PRC, promulgated by SCNPC on August 23, 1982, and recently amended on April 23, 2019 and effective on November 1, 2019, and the Implementation Regulations of the Trademark Law of the PRC, promulgated by the State Council on August 3, 2002, as amended on April 29, 2014 and effective on May 1, 2014. Trademarks are registered with the Trademark Office of the State Administration for Industry and Commerce. Where registration is sought for a trademark that is identical or similar to another trademark that has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of the former trademark could be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

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

The Provisions on Guiding the Orientation of Foreign Investment, the 2020 revision of the Catalogue of Industries for Guiding Foreign Investment, and the 2020 Special Administrative Measures for the Access of Foreign Investment (the “Negative List”) classify foreign investment projects into four categories: encouraged projects, permitted projects, restricted projects and prohibited projects. The purpose of these regulations is to direct foreign investment into certain priority industry sectors and restrict or prohibit investment in other sectors. The Negative List uniformly sets forth the ownership requirements, requirements for senior executives, and other special administrative measures for the access of foreign investment. Fields not on the Negative List shall be administered under the principle of equal treatment to both domestic and foreign investment.

The Foreign Investment Law of the PRC (the “Foreign Investment Law”) was adopted at the Second Session of the 13th National People’s Congress on March 15, 2019 and officially came into effect on January 1, 2020. The Foreign Investment Law replaces the current laws and regulations governing the three traditional type of foreign-invested enterprises (equity joint ventures, cooperative joint ventures and wholly-foreign owned enterprises). The Implementation Regulations for the Foreign Investment Law of the PRC was promulgated by the State Council on December 26, 2019 and came into effect on January 1, 2020.

PRC Regulations Relating to Foreign Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Exchange Control Regulations of the PRC, which was most recently amended in August 2008. Payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can usually be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate PRC authorities or banks authorized by appropriate PRC authorities is required where RMB capital is to be converted into foreign currency and remitted out of China to pay capital expenses, such as direct equity investments, loans and repatriation of investment. Unless otherwise being approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Since 2012, the SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedure. Pursuant to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of the SAFE. In addition, domestic companies are no longer limited to extend cross-border loans to their offshore subsidiaries but are also allowed to provide loans to their offshore parents and affiliates and multiple capital accounts for the same entity may be opened in different provinces. The SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by the SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by the SAFE and its branches. In February 2015, the SAFE promulgated the SAFE Circular 13, which took effect on June 1, 2015. The SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of the SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (the “Circular 19”), effective on June 1, 2015, in replacement of the SAFE Circular 142 (the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises). According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans or the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (the “Circular 16”), effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of the SAFE Circular 19 or Circular 16 could result in administrative penalties.

On January 26, 2017, the SAFE issued the Notice of State Administration of Foreign Exchange on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control (the “SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange of Further Facilitating Cross-border Trade and Investment (the “Circular 28”), which came into effect on October 23, 2019. According to the Circular 28, non-investing foreign-funded enterprises can use their capital funds to make domestic equity investments when the following conditions are met: (i) we shall not violate the current special management measures for the access of foreign investment (the Negative List); and (ii) domestic investment projects are true and compliant under PRC laws and regulations. To be compliant, our capital funds shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise permitted by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) payment for the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). The funds raised under the VIE structure can only be used in the business activities of domestic operating entities after the settlement of foreign exchange is made under the above conditions.

PRC Regulations Relating to Foreign Debt

We are an offshore holding company conducting operations in China through our PRC subsidiary and VIE and its subsidiaries, which are consolidated into our financial statements. As an offshore holding company, we may make additional capital contributions to our PRC subsidiary subject to approval from the local department of commerce and the SAFE regulations concerning foreign exchanges as discussed in “PRC Regulations Relating to Foreign Exchange,” with no limitation on the amount of capital contributions. We may also make loans to WFOE and VIE subject to the approval from SAFE or its local office and the limitation of amount of loans.

By means of making loans, our PRC subsidiary and VIE are subject to the relevant PRC laws and regulations relating to foreign debts. On January 8, 2003, the NDRC, SAFE and Ministry of Finance jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts (the “Foreign Debts Provisions”), which came into effect on March 1, 2003, and partially abolished on May 10, 2015. Pursuant to Foreign Debts Provisions, the total amount of foreign loans received by a foreign-invested company shall not exceed the surplus between the total investment in projects as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. In addition, on January 12, 2017, the People’s Bank of China (the “PBOC”) issued the Circular on Matters Concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Circular 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested companies and domestic-invested companies. Pursuant to the PBOC Circular 9, the foreign debt upper limit for both foreign-invested companies and domestic-invested companies is calculated as twice the amount of the net asset of such companies. As to net assets, the companies shall take the net assets value stated in their latest audited financial statement.

The PBOC Circular 9 does not supersede the Foreign Debts Provisions. It provided a one-year transitional period from its promulgation date for foreign-invested companies, such as our WFOE, which are permitted to could choose their calculation method of foreign debt upper limit based on either the Foreign Debts Provisions or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, the PBOC and the SAFE shall reevaluate the calculation method for foreign-invested companies and determine what the applicable calculation method would be. On January 7, 2021, the PBOC and the SAFE issued the Circular about Adjusting Macro-Prudential Management Parameter of Cross-Border Financing (the “Circular 5”), which sets out the macro-prudent adjustment parameter, a multiplier that decides the upper limit of outstanding cross-border financing an institution can have. The Circular 5 lowered the multiplier from 1.25 to 1.

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

PRC Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Round-trip Investment through Special Purpose Vehicles (the “SAFE Circular 37”) in July 2014 that requires PRC residents or entities to register with the SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

The SAFE Circular 37 was issued to replace the SAFE Circular 75 (the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Round-trip Investments via Overseas Special Purpose Vehicles). The SAFE further enacted the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment (the “SAFE Notice 13”) effective from June 1, 2015, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of the SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

PRC Regulations Relating to Share Incentive Plan

On February 15, 2012, the SAFE promulgated the Circular on Issues Concerning the Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Offshore Share Incentive Plan Rules, replacing the previous rules issued by the SAFE in March 2007. Under the Offshore Share Incentive Plan Rules and other relevant rules and regulations, PRC residents who participate in a share incentive plan in an overseas publicly-listed company are required to register with the SAFE or its local branches and complete certain other procedures. Participants of a share incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the share incentive plan if there is any material change to the share incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to the SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by PRC residents from the sale of shares under the share incentive plans granted and dividends distributed by overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company must register with the SAFE or its local branches before exercising such rights.

PRC Regulations Relating to Tax

Enterprise Income Tax

Under the PRC Enterprise Income Tax Law, which was promulgated on March 16, 2007, came into effect on January 1, 2008, and was last amended on December 29, 2018, and the Regulations on the Implementation of Enterprises Income Tax Law of the PRC was promulgated by the State Council on December 6, 2007 and came into effect on January 1, 2008, and was last amended on April 23, 2019, together, the “EIT Laws,” enterprises consist of resident enterprise and non-resident enterprise. An enterprise established inside the PRC or the one outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administrative of Taxation (the “SAT”) issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies (the “SAT Circular 82”), which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China, but Article 7, paragraph 1 has been abolished by Decision of the State Administration of Taxation on Issuing the Catalogues of Tax Departmental Rules and Tax Regulatory Documents Which Are Invalidated and Repealed (the “Order No. 42 of the State Administration of Taxation”), on December 29, 2017. Further to the SAT Circular 82, in 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial) (the “SAT Bulletin 45”) to provide more guidance on the implementation of the SAT Circular 82. SAT Bulletin 45 was amended by the State Administration of Taxation — Announcement on Amending the Measures for the Assessment and Collection of Enterprise Income Tax on Non-Resident Enterprises and Other Documents (the “SAT Bulletin 22”), on April 17, 2015, as effective on June 1, 2015.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or the SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

In February 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or the SAT Circular 7, which supersedes the rules with respect to the Indirect Transfer under the SAT Circular 698, but does not touch upon the other provisions of the SAT Circular 698, which remain in force. The SAT Circular 7 extends its tax jurisdiction to not only Indirect Transfers set forth under the SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, the SAT Circular 7 provides clearer criteria than the SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. The SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

In October 2017, the SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which came into effect on December 2017 and was amended by Announcement of the State Administration of Taxation on Amending Certain Taxation Regulatory Documents (the “Announcement No. 31 [2018] of the State Administration of Taxation”) on June 15, 2018. The SAT Circular 37 repealed the SAT Circular 698 and amended certain provisions. According to the SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. However, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

Value-Added Tax

In November 2011, the Ministry of Finance and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the SAT further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which came into effect on May 1, 2016. On November 19, 2017, the State Council revised the Interim Regulation of the People’s Republic of China on Value Added Tax (2017 Revision). On March 20, 2019, the Ministry of Finance, the SAT and the General Administration of Customs promulgated the Announcement on Relevant Policies for Deepening the Value-Added Tax Reform, which became effective on April 1, 2019.

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

Stamp Tax

On October 1, 1988, the State Council of China issued the Interim Regulations on Stamp Duty of the People's Republic of China (the “Stamp Tax Regulations”), which was amended on January 8, 2011. The Stamp Tax Regulations stipulates that entities and individuals should pay stamp tax when writing or receiving contracts and transferring documents. The Stamp Tax Regulations also stipulates that entities and individuals should pay stamp tax on business account books and rights, licenses and other taxable documents in China .

The Stamp Tax Law of the People's Republic of China (the “Stamp Tax Law”) was promulgated by the SCNPC on June 10, 2021, which will come into effect on July 1, 2022. The Stamp Tax Law refers to the taxes collected for various certificates that are registered in transactions in China. According to this law, entities and individuals that issue taxable vouchers or conduct securities transactions within China are taxpayers of stamp duty. Taxpayers shall calculate the amount of tax payable in accordance with the nature of the taxable documents, and the tax rate varies from 0.005% to 0.1%.

Tax Incentives

On April 14, 2008, the PRC Ministry of Science and Technology, the Ministry of Finance and the SAT enacted the Administrative Measures for Certification of High and New Technology Enterprises (“Measures for High-Tech Enterprises”), which was amended on January 29, 2016 and retroactively effective on January 1, 2016. Under the EIT Law and the Measures for High-Tech Enterprises, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own core intellectual properties and their business fall into certain industries that are strongly supported by the PRC government and recognized by certain departments of the State Council. On July 11, 2018, the Announcement of the State Administration of Taxation on the Enterprise Income Tax Treatment Issues Related to the Extension of the Carryover Period for Covering Losses of High and New Technology Enterprises and Small and Medium-Sized Technological Enterprises was enacted, and came into retroactive effect on January 1, 2018.

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

The Ministry of Finance, the SAT and the NDRC jointly issued the Notice of Tax Policy Issues concerning Further Implementing the Western China Development Strategy on July 27, 2011, which came into effect on July 1, 2011, and were amended on April 23, 2020. Under these regulations the enterprise income tax on an enterprise in an encouraged industry established in Western China shall be paid at a reduced rate of 15%, instead of the statutory enterprise tax rate of 25%, including foreign-invested enterprises. This incentive was first implemented in 2011 for 10 years, and has been extended to 2030. To qualify, enterprises must have 60% or more of their revenue from major businesses within the Catalogue of Encouraged Industries in Western Region. Puyi Consulting, Puyi Bohui and Chongqing Fengyi are qualified for west development taxation preference and are subject to an income tax rate of 15%. The Ministry of Finance and the State Taxation Administration issued the Notice on Issues Relating to the Implementation of Inclusive Income Tax Relief Policy for Small Low-Profit Enterprises on January 17, 2019, which came into effect on January 1, 2019. Under this notice, the small low profit enterprise refers to the enterprise engaged in industries that are not restricted or prohibited by the state, and meet the following three conditions: (i) annual taxable income of no more than RMB3 million, (ii) the number of employees of no more than 300, and (iii) total assets of no more than RMB50 million. The small and low profit enterprise enjoys the two-tiered profits tax rates regime: (i) the portion of annual taxable income which is not more than RMB1 million shall be subject to enterprise income tax at the rate of 20% levied on 25% of the total taxable income which equals to 5% of the total taxable income, and (ii) the portion of annual taxable income which is from RMB1 million to RMB3 million shall be subject to enterprise income tax at the rate of 20% levied on 50% of the total taxable income which equals to 10% of the total taxable income. Puyi Dake is qualified as small low-profit enterprise with estimated annual taxable income of less than RMB1 million, and therefore it estimates its annual effective enterprise income tax rate to be 5%.

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

The Measures for the Security Review of Foreign Investment (the “Review”) was issued by the National Development and Reform Commission and the Ministry of Commerce on December 19, 2020 and effective on January 18, 2021. The Review is consists of 23 articles, stipulating the applicable types of foreign investment, authority, scope, procedures, supervision and implementation of decisions, and handling of violations of security review. The Review aims to further regulate and improve accuracy and transparency of review work, minimize the impact of foreign investment activities, and protect the motivation and legitimate rights and interests of foreign investment.

Our PRC legal counsel, ETR Law Firm, has advised us that, based on their understanding of the current PRC laws and regulations, we currently control our operating company by virtue of Puyi Consulting’s contractual agreements with Puyi Bohui but not through equity interest acquisition nor asset acquisition which are stipulated in the New M&A Rule.

PRC Regulations Relating to Labor and Social Security

Pursuant to the PRC Labor Law, the PRC Labor Contract Law and the Implementing Regulations of the Employment Contracts Law, labor relationships between employers and employees must be executed in written form. Wages may not be less than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions.

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

PRC Regulations Relating to Cyber Security

On June 1, 2017, China enacted the Cyber Security Law of the People’s Republic of China (the “Cyber Security Law”) consolidating prior legal provisions on cyber security and data privacy into an omnibus regulation, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the PRC constitution and the applicable laws, follow the public order, respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among other obligations, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identities, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

The National Standards under the Information Security Technology-Personal Information Security Specification (the “Standards”) was promulgated on March 6, 2020 and came into effect on October 1, 2020. The Standards set forth requirements of collection, storage, use, exchange and disclosure of data.

On April 13, 2020, the Cyberspace Administration of China ( the “CAC”) and eleven other government authorities (including but not limited to the Ministry of Industry and Information Technology, the Ministry of Commerce, the Ministry of Public Security, the National Development and Reform Commission, and the State Administration for Market Regulation) promulgated the Measures for Cyber Security Review. The Measures for Cyber Security Review provides and elaborates the applicable scope, procedure and factors of cyber security review.

PRC Regulations Relating to Internet Privacy

In recent years, PRC government authorities have enacted laws and regulations on Internet use to protect personal information from any unauthorized disclosure. The Administrative Measures for Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in the case of any leak or likely leak of the users’ personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012 and the Order for the Provisions on Protecting the Personal Information of Telecommunications and Internet Users issued by the MIIT in July 2013, any collection and use of users’ personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities. Furthermore, in June 2016, the State Internet Information Office issued the Administrative Provisions on Mobile Internet Applications Information Services, which came into effect on August 1, 2016, to further strengthen the regulation of the mobile application information services. Pursuant to these provisions, owners or operators of mobile Internet applications that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the new Cyber Security Law also requires network operators to strictly keep users’ personal information that they have collected confidential and to establish and improve their user information protective mechanisms. On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for regulatory authorities to identify the illegal collection and use of personal information through mobile apps, for app operators to conduct self-examination and self-correction, and for other participants to voluntarily monitor compliance.

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

The PBOC issued the Technical Specifications for the Protection of personal financial information on February 13, 2020, which took effect on the same day. This standard sets forth additional privacy and cyber security requirements on the life cycle of personal financial information collected and processed by Financial Industry Institutions. In September 2020, the PBOC issued the Implementation Measures of the People's Bank of China for Protecting Financial Consumers' Rights and Interests (the “Financial Consumer Measures”) which came into effect on November 1, 2020.Although the Financial Consumer Measures focus more broadly on consumer rights in the financial sectors, they impose upon financial institutions privacy and cyber security obligations which in certain instances extend beyond the requirements stipulated in the Cyber Security Law.

The Data Security Law of the People's Republic of China (the “Data Security Law”) was promulgated by the SCNPC on June 10, 2021 and effective on September 1, 2021. The SCNPC also promulgated the Personal Information Protection Law of the People's Republic of China (the “PIPL”), which will come into effect on November 1, 2021, imposed restrictions on entities and individuals, including those operating abroad, that collect and process personal data and sensitive information from data subjects in China. Personal information collected and generated in the territory of China by critical infrastructure information operators and personal information processors, and the number of users of which reaches the threshold prescribed by the Cyberspace Administration of China, shall be stored in the territory of China. If critical infrastructure information operators and personal information processors need to transfer personal information outside of China, they are required to undergo a security assessment organized by the Cyberspace Administration of China.

As the state’s supervision of data security and protection of personal information continues to deepen, the legislation and law enforcement activities of information protection in the financial field are gradually being strengthened. We will pay close attention to the latest regulatory developments on consumer financial information.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries, interests and consolidated VIEs as of June 30, 2021.

(1)	Mr. Yu Haifeng and Ms. Yang Yuanfen hold 99.04% and 0.96% equity interests respectively, in Puyi Bohui.

Contractual Arrangements

We engage in fund management services among other services. Due to PRC legal restrictions on foreign ownership in the business of managing privately raised funds, we conduct our business in China through our VIEs pursuant to a series of contractual arrangements.

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

C. Organizational Structure.

See “Item 4. Information on our group — A. History and Development of Our Group.”

D. Property and Equipment.

Our principal executive offices are located in leased office space at 42F, Pearl River Tower No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province. As we recruited more employees, we leased another office on the 33rd floor of the same building. These two offices have an aggregate gross floor area of approximately 2,500 square meters. As of June 30, 2021, we have in aggregate 37 branches in Beijing, Guangzhou, Foshan, Dongguan, Shenzhen, Jinan, Shijiazhuang, Jiaxing, Chengdu, Shenyang, Tianjin, Xi’an, Nanjing, Fuzhou, Deyang, Kunming, Hefei, Nanning, Chongqing, Nanchang, Changsha and Urumqi with an aggregate gross floor area of approximately 14,000 square meters. We expect to rent more offices in anticipation of our future business expansion.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts in this annual report on Form 20-F. The discussion and analysis about the year ended June 30, 2019, including year-to-year comparison between the years ended June 30, 2019 and 2020, is not included in this annual report. For details of such information, see “Item 5. Operating and Financial Review and Prospects” in the 2020 annual report of the group.

A. Operating Results

Overview

Puyi is a leading third-party wealth management services provider in China with a focus on the affluent and emerging middle class population. We derive and expect to continue to derive net revenues primarily from two business segments: wealth management services and asset management services. Our largest business has historically been and continues to be our wealth management services business. Under wealth management services, we charge almost all financial product issuers distribution commissions calculated as a percentage of the amount of products distributed by us, and specifically, earn performance-based fees mainly from the issuers of certain privately raised fund products that we distribute. For the year ended June 30, 2021, the total transaction value of publicly raised fund products distributed by us significantly increased to RMB17.1 billion (US$2.6 billion) from RMB6.9 billion for the year ended June 30, 2020 and our net revenues generated from publicly raised fund products significantly increased to RMB128.5 million (US$19.9 million) from RMB48.8 million for the year ended June 30, 2020. Under asset management services, we are entitled to management fees amounting to a percentage of capital committed and a performance-based carried interest based on the extent of which the fund’s investment performance exceeds a certain threshold. Historically, we provided corporate finance services, information technology services and factoring services. We ceased to provide such services as a result of our increasing focus on wealth management services.

Our net revenues increased from RMB129.5 million for the year ended June 30, 2020 to RMB191.2 million (US$29.6 million) for the year ended June 30, 2021. We incurred a net loss of RMB46.1 million (US$7.1 million) for the year ended June 30, 2021, as compared to a net loss of RMB33.6 million for the year ended June 30, 2020, primarily as a result of (i) the significant increase in our selling expenses as well as general and administrative expenses, because we devoted significant capital resources to the selling and marketing activities, employee compensation and offices expansion expenses in line with our business expansion, and (ii) the spread of the COVID-19, which continues to have a material adverse impact on our offline distributions; partially offset by the significant increase in revenues generated from publicly raised fund products.

Major Factors Affecting Our Results of Operations

We believe that the major factors affecting our results of operations include the following:

Operating Costs and Expenses

Our operating costs and expenses have a significant impact on our financial results, including the expansion of branch offices, the increasing compensation of financial advisors as well as the increasing rewards to seed clients. For the year ended June 30, 2021, the total operating costs and expenses as a percentage of our revenue decreased to 138.3% from 141.3% for the year June 30, 2020. Such decrease was primarily due to an increase of 47.7% in net revenue partially offset by (i) an increase of 34.3% in general and administrative expenses primarily due to increased employee compensation in line with our business expansion; (ii) an increase of 54.8% in selling expenses due to increased selling and marketing effort of publicly raised fund products including portfolios of publicly raised fund products, recruitment of additional in-house financial advisors and investment advisors, an increase in reward to seed clients who introduced more clients, and increased expenses due to branch offices expansion; and (iii) an increase of 38.7% in cost of sales, which was in line with the significant increase in sales of our fund products. Additionally, we expect the continued expansion of our business operations, which would necessarily require us to allocate more resource to marketing and promotion activities, hire additional personnel and expand our office space, to add to our overall expenses.

Effectiveness of Our Sales Channel, including Seed Client Model and Professional In-house Financial Advisor Team

To expand our business more quickly and efficiently, we have developed two sales channels. One sales channel is through collaboration with seed clients — existing clients who believe in our service capabilities — to actively market our products or services on social media platforms to their family, friends and acquaintances. The number of our seed clients was approximately 38,000 as of June 30, 2021, while the number of active seed clients was 36,067, accounting for 95.1% of our total seed clients for the same period. The number of our seed clients and their ability to attract more potential clients are vital to the expansion of our business, and approximately 97.1% of our total sales from wealth management services for the year ended June 30, 2021 were generated by our seed clients. The other sales channel is through our in-house professional financial advisor team – we launched branches in economically developed cities and started to establish an in-house team of professional, specialized financial advisors. We recruited a total of 210 in-house financial advisors from scratch for the year ended June 30, 2021.

We believe that the number of seed clients, in-house financial advisors and new clients are, and will continue to be, a key factor affecting our revenue growth. The number of new clients we may develop is affected by the breadth of our coverage network (including seed clients and financial advisors) and the support services we provide to seed clients and financial advisors for their marketing and recommendation effort. As we continue to expand our coverage network, we will increase our capacity and capability to cultivate and serve new clients, which may result in an increase in the number of new clients.

Business Mix

Other than the wealth management services we have provided since our inception, we also commenced asset management services in April 2018. In addition, we started to collaborate with an insurance agency company which is a related party to market their insurance products to our self-owned clients in January 2021. Our revenue, net profit, profit margins and other aspects of our results of operations are affected by the level of success we experience in each of the businesses we operate:

●	Wealth management services. The composition and level of revenues that we derive from wealth management services are affected by the type of products we distribute, as the product type determines the fee rates of one-time commissions we can receive from the wealth management products we distribute. Our products distributed under our wealth management services can be broadly categorized into (i) publicly raised fund products and (ii) privately raised securities investment fund products. In line with the changing regulatory environment directed by the 2018 Guidelines, and the continuing shift of investment focus from real properties to market-based standardized wealth management products among Chinese population with investable assets, for the year ended June 30, 2021, we have primarily distributed portfolios of standardized fund products, such as portfolios of publicly raised fund products, of which transaction value reached RMB11.9 billion, more than doubling from RMB4.6 billion for the year ended June 30, 2020.

●	Asset management services. As of June 30, 2021, we had 12 FoFs under management with AUM totaling RMB1.1 billion (US$0.2 billion), including seven additional funds under our management in the year ended June 30, 2021. The net revenues generating from asset management services decreased to RMB13.5 million (US$2.1 million) for the year ended June 30, 2021 from RMB23.0 million for the year ended June 30, 2020, as a result of a decrease of 52.9% in performance-based carried interest income to RMB7.8 million (US$1.2 million) generated by our actively managed FoFs from RMB16.6 million for the year ended June 30, 2020.

●	Other services. Starting from January 2021, we collaborated with an insurance agency which is a related party and started to provide marketing service of such agency’s insurance products. To diversify our services and satisfy our clients’ different needs for wealth management, when our clients want to purchase insurance products, we will recommend our insurance agency partner and market their insurance portfolios to our clients. Our insurance agency partner is responsible for handling insurance purchasing procedures and other client services, and we receive service fee from our insurance agency partner as a reward.

Product Mix

Our largest business line is wealth management services, and a significant change in the composition of the type of funds we distribute will affect our revenue, cost of sales and gross margin.

●	Privately raised fund products. 27% of our wealth management services revenue is derived from privately raised fund products. The distribution commission fees are calculated by multiplying a pre-agreed annualized charge rate with the amount of products distributed. For the year ended June 30, 2021, our net revenues from the privately raised fund products, increased to RMB47.7 million (US$7.4 million) for the year ended June 30, 2021 from RMB44.5 million for the year ended June 30, 2020. Such increase was primarily due to the increase in commission income of privately raised fund products partially offset by the decrease in performance-based fees.

●	Publicly raised fund products. Starting from 2019, we have been strategically devoting more resources to publicly raised fund products including developing and distributing portfolios of publicly raised fund products. As a result, for the year ended June 30, 2021, our total transaction value of publicly raised fund products distributed by us significantly increased to RMB17.1 billion (US$2.6 billion) from RMB6.9 billion for the year ended June 30, 2020, and our net revenues generated from publicly raised fund products significantly increased to RMB128.5 million (US$19.9 million) from RMB48.8 million from the year ended June 30, 2020. We are witnessing an increasing amount of clients to purchase such products due to relaxed subscription requirements compared with privately raised fund products, and that product portfolios on a dollar-averaging basis will become a key product type to us in light of the low risk and positive return over a long-term holding period. As a result, we expect that net revenues from distribution of fund products, absolute terms and a percentage of net revenues from wealth management services, would continue to increase in the future.

●	Exchange administered products. Historically, we also distributed exchange administered products. We ceased offering new exchange administered products since October 2019. As of July 6, 2021, we did not have any exchange administered products.

Key Components of Results of Operations

Net Revenues

Our net revenues are total revenues net of business taxes and related surcharges. For the year ended June 30, 2021, we generated revenue primarily from (i) wealth management services, and (ii) asset management services. The table below sets forth the components of our net revenues for the period indicated.

	For the year ended June 30,
	2019		2020		2021
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Wealth management	193,082	95.0	106,444	82.2	176,589	92.4	27,350
Corporate financing	6,271	3.1	6	0.0	-	-	-
Asset management	2,767	1.4	23,033	17.8	13,464	7.0	2,085
Information technology and other services*	1,111	0.5	—	—	1,147	0.6	178
Total net revenues	203,231	100.0	129,483	100.0	191,200	100.0	29,613

*	We ceased to provide information technology service from October 2019. For the year ended June 30, 2021, other services primarily represented service fee received from marketing insurance products.

Wealth Management Services

By revenue type

A majority of our net revenues from wealth management services are commissions paid by wealth management product providers. Upon establishment of a financial product, we charge a distribution commission fee against the issuer by multiplying a pre-agreed annualized charge rate with the amount of products distributed through our online platform or offline sales network. We also charge recurring management fees for the management service, which are determined based on the types of financial products we distribute and calculated as either (i) pre-agreed annualized percentage with the daily outstanding balance confirmed with the issuer, prorated daily (ii) pre-agreed annualized charge rate with the amount of products distributed, prorated by the actual period length of the product , or (iii) as a percentage of the fair value of the total investment in the financial products, calculated daily. In addition, we receive performance-based fee income mainly for the privately raised funds we distribute. Performance-based fees are calculated based on the extent by which the fund’s investment performance exceeds a certain threshold. Performance-based fees are typically calculated and recognized when the cumulative return of the fund can be determined, and is not subject to clawback provision. For the year ended June 30, 2021, our performance-based fees decreased to RMB16,000 (US$2,000) from RMB6.8 million for the year ended June 30, 2020, primarily because privately raised fund products that were liquidated did not share performance fee with us in the year ended June 30, 2021.

The following table sets forth the components of our revenue from wealth management services by fee type for the period indicated.

	For the year ended June 30,
	2019		2020		2021
	RMB	%	RMB	%	RMB	%		US$
	(in thousands, except for %)
Distribution commissions	146,207	75.7	99,600	93.6	176,573	100.0		27,348
Performance-based fees	46,875	24.3	6,844	6.4	16	-	*	2
Total net revenues	193,082	100.0	106,444	100.0	176,589	100.0		27,350

*	The percentage is less than 0.1%

By product type

Publicly Raised Fund Products

Starting from 2019, we have been strategically devoting our resources to publicly raised fund products and have begun to develop and distribute portfolios of publicly raised fund products. As a result, the transaction value of public raised fund products distributed significantly increased compared with the year ended June 30, 2020.

Privately Raised Fund Products

Historically, a privately raised fund products provider was required to identify its fund products as under either a direct sales model or distribution on a commission based model at the time of filing details of the relevant fund products with the AMAC, which in turn determines the fee structure of privately raised funds distributed by us as either on a net-commission basis or a gross commission basis. Under the net commission model, the commissions paid to our seed clients are borne by providers of the fund products. For these funds, we recognize the distribution commission fees and performance-based fees we receive as revenue, and no commissions are paid to seed clients by us or recognized as cost of sales. In contrast, under the gross commission model, we are responsible for the commissions paid to seed clients. We recognize distribution commission fees and performance-based fees we receive as revenue for these funds and recognize the commissions paid to seed clients as cost of sales. The distribution commission fees under both models are calculated by multiplying a pre-agreed annualized charge rate with the amount of products distributed. Starting from July 1, 2020, we were no longer required to identify the sale model, and all of the distribution is under gross commission model.

The following table sets forth the breakdown of our revenue from wealth management services by product distributed for the periods indicated.

	For the year ended June 30,
	2019		2020		2021
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Publicly raised fund products	9,162	4.7	48,809	45.9	128,544	72.8	19,909
Exchange administered products	34,297	17.8	13,103	12.3	300	0.2	46
Privately raised fund products
Net commission based funds*	57,959	30.0	5,852	5.5	29,451	16.6	4,562
- Distribution commission	57,959	30.0	5,852	5.5	29,451	16.6	4,562
- Performance-based fees	—	—	—	—	—	—	—
Gross commission based funds	91,664	47.5	38,680	36.3	18,294	10.4	2,833
- Distribution commission	44,789	23.2	31,836	29.9	18,278	10.4	2,831
- Performance-based fees	46,875	24.3	6,844	6.4	16	0.0	2
Subtotal	149,623	77.5	44,532	41.8	47,745	27.0	7,395
Total	193,082	100.0	106,444	100.0	176,589	100.0	27,350

*	Revenue from net commission based funds was from the existing funds.

The following table sets forth the transaction value of the different product categories under our wealth management services for the periods indicated.

	For the year ended June 30,
	2019		2020		2021
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Publicly raised fund products	3,683,193	43.8	6,851,092	80.6	17,052,377	94.3	2,641,077
Exchange administered products	946,620	11.2	504,204	5.9	—	—	—
Privately raised fund products
Net commission based funds	2,392,310	28.5	—	—	—	—	—
Gross commission based funds	1,390,930	16.5	1,145,690	13.5	1,032,180	5.7	159,864
Subtotal	3,783,240	45.0	1,145,690	13.5	1,032,180	5.7	159,864
Total	8,413,053	100.0	8,500,986	100.0	18,084,557	100.0	2,800,941

Asset Management Services

Revenue under asset management services represents the management fees and carried interest from the funds that we manage. (The subscription fees we collect for the funds we manage are recorded as revenue under wealth management services. See “ – Wealth Management Services – By Revenue Type”.) We currently manage 12 FoFs. See “Item 4. Information on Our Group – B. Business Overview – Our Services – Asset Management Services”. As we plan to continue launching a number of new FoFs in the future, we expect that we will generate an increasing proportion of our revenue from asset management service business.

Other Services

Revenue under other services primarily consists of service fees from marketing insurance products for an insurance agency partner. See “Item 4. Information on Our Group – B. Business Overview – Our Services – Other Services”. As we plan to fulfill our clients’ diversified needs in wealth management, we expect that we will generate an increasing proportion of our revenue from providing marketing service for other types of wealth management products, such as insurance products.

Operating Costs and Expenses

Our operating costs and expenses consist of (i) cost of sales, (ii) selling expenses, and (iii) general and administrative expenses. The following table sets forth the components of our operating costs and expenses for the period indicated.

	For the year ended June 30,
	2019		2020		2021
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Cost of sales	31,092	21.1	31,759	17.4	44,043	16.7	6,821
Selling expenses	67,487	45.9	84,074	45.9	130,145	49.2	20,157
General and administrative	48,572	33.0	67,174	36.7	90,194	34.1	13,969
Total operating costs and expenses	147,151	100.0	183,007	100.0	264,382	100.0	40,947

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

The following table sets forth the components of our cost of sales for the period indicated.

	For the year ended June 30,
	2019		2020		2021
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Commission cost
Publicly raised fund products and exchange administered products	7,255	23.3	10,680	33.6	15,593	35.5	2,416
Gross-commission-based Privately raised fund products	21,129	68.0	14,658	46.2	8,686	19.7	1,344
Subtotal	28,384	91.3	25,338	79.8	24,279	55.2	3,760
Payment processing fees	1,518	4.9	393	1.2	2,082	4.7	322
Others	1,190	3.8	6,028	19.0	17,682	40.1	2,739
Total cost of sales	31,092	100.0	31,759	100.0	44,043	100.0	6,821

Selling Expenses

Selling expenses primarily consist of (i) salaries and benefits of our in-house financial advisors, investment advisors and other sales and marketing employees, (ii) rewards to seed clients who introduced clients, and (iii) marketing expenses for sales conferences and other promotional activities. We expect our selling expenses to increase in the near future as we intend to hire more in-house financial advisors and investment advisors to support the expansion of our business.

General and Administrative Expenses

General and administrative expenses primarily consist of (i) salaries and benefits related to our management and administrative employees, (ii) rental expenses, and (iii) expenses of upgrading our information technology infrastructure. We expect our general and administrative expenses to continue to increase in absolute terms as our business expands.

Other income

Our other income primarily consists of (i) our investment income from the disposal of our subsidiary, (ii) interest income from wealth management products we purchased and short-term loans we provided to a third party company, and (iii) sundry income, including grants from local government.

Income (loss) before income taxes

As a result of the foregoing, we incurred loss before income taxes of RMB35.9 million for the year ended June 30, 2020 and loss before income tax of RMB55.7 million for the year ended June 30, 2021.

Income Tax Expense

The Cayman Islands

Puyi Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, our group is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

Our subsidiary incorporated in the BVI is not subject to taxation.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazette on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%. As Puyi HK did not generate any assessable profits arising or derived from Hong Kong for the years ended June 30, 2019, 2020 and 2021, no provision for Hong Kong profits tax were made in these three fiscal years.

PRC

The Group’s PRC subsidiaries and VIEs incorporated in PRC are subject to the PRC Income Tax laws. Pursuant to the relevant laws and regulations in the PRC, Puyi Bohui is regarded as an accredited software company and a High and New Technology Enterprise (“HNTE”), and thus enjoys preferential tax treatments, including being exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Puyi Bohui, tax year 2015 was the first profit-making year and accordingly, from January 1, 2017 to December 31, 2019 Puyi Bohui has made a 12.5% tax provision for its profits; beginning from January 1, 2020, Puyi Bohui is qualified for west development taxation preference and is subject to an income tax rate for 15%. Shenzhen Puyi Zhongxiang Information Technology Co., Ltd. is qualified for Shenzhen Qianhai modern services cooperation district entity tax preference and is subject to an income tax rate for 15%. Chongqing Fengyi and Puyi Consulting are qualified for west development taxation preference and is subject to an income tax rate for 15%. Puyi Dake is qualified as small low-profit enterprise with estimated annual taxable income of less than RMB1 million and its annual effective enterprise income tax rate is 5%. Other PRC subsidiaries of our VIEs are subject to a standard 25% EIT.

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

The consolidated financial statements include the financial statements of all our majority-owned subsidiaries and those VIEs of which we are the primary beneficiary, from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation.

Accounts receivable, other receivables, and amount due from related parties, net

Accounts receivable, other receivables and amount due from related parties are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable, other receivables and due from related parties. We determine the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We did not have any off-balance-sheet credit exposure relating to our customers, suppliers or others. For the years ended June 30, 2020 and 2021, the Group recorded RMB6,892,000 as allowances for doubtful accounts against its accounts receivable, and the group did not record any allowances for doubtful accounts against its other receivables and amount due from related parties nor did it charge off any such amounts, respectively.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the consolidated statements of operations and comprehensive income (loss) for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the years ended June 30, 2019, 2020 and 2021.

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

Uncertain tax positions

We follow the guidance of ASC Topic 740 “Income taxes,” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Topic also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. We recognize interest on non-payment of income taxes and penalties associated with tax positions when a tax position does not meet more likely than not thresholds be sustained under examination. The tax returns of our PRC subsidiaries and VIEs are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. During the years ended June 30, 2019, 2020 and 2021, we recognized RMB600,000, RMBnil and RMB2.8 million of provisions on our uncertain tax positions as a result our analysis over transfer pricing. We recognize the provisions and any interest and penalties within the income tax expense line item in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss). The accrued provisions and any related interest and penalties balances are included in the other tax liabilities line in the Consolidated Statements of Financial Position. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months.

Revenue recognition

On July 1, 2018, we adopted ASC 606 “Revenue from Contracts with Customers”, applying the modified retrospective method. The adoption didn’t result in a material adjustment to the our accumulated deficit as of July 1, 2018. Accordingly, revenue for the year ended June 30, 2019 and afterwards was presented under ASC 606.

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

Wealth Management

Revenue from wealth management mainly includes distribution commissions and performance-based distribution fees, in a typical arrangement in which our group serves as distributor.

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

One-time commissions are calculated by multiplying a pre-agreed annualized charge rate with the amount of products distributed, and are recorded at a point in time when the financial product is established or distributed. The Company charges an additional one-time commission fee for publicly raised funds distributed, by multiplying a pre-agreed charge rate with the amount of redemption, when the investor chooses to redeem the financial products. One-time commissions are typically paid on or shortly after the transaction is completed.

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

Asset Management

Revenue from asset management service mainly includes management fees and performance-based carried interest, in a typical arrangement in which we serve as fund manager.

Management fees

Revenue from asset management includes management fees from the privately raised funds managed by us. The single performance obligation is to manage and operate the fund in accordance with the contract throughout the fund duration. Management fees are recognized in the period during which the related services are performed in accordance with the contractual terms of the fund agreements from the established date to the terminated date of the funds. Management fees earned from certain investment funds are based upon a range of up to 2% of capital committed. By unanimous consent among the fund manager, investors and the trustee, the fund could be terminated earlier than the contract period, and the remaining portion of unamortized management fee shall be returned to the investors.

Performance-based carried interest

Performance-based carried interest is contributed by the Group managing and operating of privately raised fund products. We earn performance-based carried interest based on the extent by which the fund’s investment performance exceeds a certain threshold. Such performance-based carried interest is typically calculated and recognized at a point of time when the cumulative return of the fund can be determined, and is not subject to clawback provisions.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of results that may be expected for any further period.

	For the year ended June 30,
	2019		2020		2021
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Net revenues	203,231	100.0	129,483	100.0	191,200	100.0	29,613
Total operating costs and expenses	(147,151)	(72.4)	(183,007)	(141.3)	(264,382)	(138.3)	(40,947)
Income (loss) from operations	56,080	27.6	(53,524)	(41.3)	(73,182)	(38.3)	(11,334)
Other income, net:	5,339	2.6	17,579	13.6	17,508	9.2	2,711
Income (loss) before income taxes	61,419	30.2	(35,945)	(27.7)	(55,674)	(29.1)	(8,623)
Income tax (expense) benefit	(9,396)	(4.6)	2,394	1.8	9,608	5.0	1,488
Net income (loss)	52,023	25.6	(33,551)	(25.9)	(46,066)	(24.1)	(7,135)
less: net income (loss) attributable to non-controlling interests	(1,508)	(0.7)	(648)	(0.5)	304	0.2	47
Net income (loss) attributable to our shareholders	53,531	26.3	(32,903)	(25.4)	(46,370)	(24.3)	(7,182)

Year Ended June 30, 2021 Compared to Year Ended June 30, 2020

Net Revenues

Our net revenues increased by RMB61.7 million, or 47.7%, from RMB129.5 million for the year ended June 30, 2020 to RMB191.2 million (US$29.6 million) for the year ended June 30, 2021.

Wealth management services

Net revenues from wealth management services increased by RMB70.2 million, or 65.9%, from RMB106.4 million for the year ended June 30, 2020 to RMB176.6 million (US$27.4 million).

●	Publicly raised fund products. Our revenue from publicly raised fund products increased by RMB79.7 million, or 163.4%, from RMB48.8 million for the year ended June 30, 2020 to RMB128.5 million (US$19.9 million), primarily due to an increase in commission income (including management fee) as a result of the significant increase in the distribution and the balance of transaction value of publicly raised fund products.

●	Exchange administered products. Our revenue from exchange administered products decreased by RMB12.8 million, or 97.7%, from RMB13.1 million for the year ended June 30, 2020 to RMB300,000 (US$46,000), primarily because we have switched our focus to distribution of fund products and ceased to offer exchange administered products since October 2019, and we only received management fees in this reporting period form the existing products.

●	Privately raised fund products. Our net revenues from privately raised fund products increased by RMB3.2 million, or 7.2%, from RMB44.5 million for the year ended June 30, 2020 to RMB47.7 million (US$7.4 million), primarily due to the increase in commission income (including management fee) of privately raised fund products partially offset by the decrease in performance-based fees.

Asset management services

We commenced our asset management services by launching two FoFs in April 2018. As of June 30, 2021, we had 12 funds under management, including seven new funds managed by us in the fiscal year 2021. As a result, our AUM significantly increased to RMB1.1 billion (US$ 0.2 billion) as of June 30, 2021 from RMB 849 million as of June 30, 2020. The continued increase of AUM is expected to result in organic growth in our future income.

Other Services

Revenue under other services for the year ended June 30, 2021 was RMB 1.1 million, primarily consisting of service fee from providing marketing service of insurance products for an insurance agency partner.

Operating Costs and Expenses

Our total operating costs and expenses increased by RMB81.4 million, or 44.5%, from RMB183.0 million for the year ended June 30, 2020 to RMB264.4 million (US$40.9 million) for the year ended June 30, 2021.

Our cost of sales increased by RMB12.2 million, or 38.7%, from RMB31.8 million for the year ended June 30, 2020 to RMB44.0 million (US$6.8 million) for the year ended June 30, 2021, primarily due to an increase in commission expenses as a result of the significant increase in the distribution and balance of transaction value of publicly raised fund products, which was partially offset by a decrease in commission expenses as a result of the decrease in the distribution of privately raised fund products. Our cost of sales as a percentage of net revenues decreased from 24.5% for the year ended June 30, 2020 to 23.0% for the year ended June 30, 2021, and our gross profit margin (calculated as the difference between net revenues and the cost of sales divided by the net revenues) was 75.5% for the year ended June 30, 2020 and 77.0% for the year ended June 30, 2021.

Our selling expenses increased by RMB46.0 million, or 54.8% from RMB84.1 million for the year ended June 30, 2020 to RMB130.1 million (US$20.2 million) for the year ended June 30, 2021, primarily due to (i) our increased marketing and sales promotion activities on publicly raised fund products; (ii) an increase in the number of in-house financial advisors and investment advisors to support our marketing and sales promotion activities; (iii) an increase in reward to seed clients who introduced more clients; and (iv) increased expenses due to branch office expansion. Our selling expenses as a percentage of net revenues was 64.9% for the year ended June 30, 2020 and 68.1% for the year ended June 30, 2021.

Our general and administrative expenses increased by RMB23.0 million or 34.3%, from RMB67.2 million for the year ended June 30, 2020 to RMB90.2 million (US$14.0 million) for the year ended June 30, 2021, primarily due to (i) increases in the general salary level and the number of employees; (ii) increase in the expenses of upgrading our information technology infrastructure; and (iii) increase in staff training. Our general and administrative expenses as a percentage of net revenues was 51.9% for the year ended June 30, 2020 and 47.2% for the year ended June 30, 2021.

Investment Income

Our investment income increased by 26.7% from RMB1.5 million for the year ended June 30, 2020 to RMB1.9 million (US$0.3 million) for the year ended June 30, 2021, primarily due to investment income of RMB1.2 million from the disposal of our subsidiary.

Interest Income

Our interest income slightly decreased by 0.8% from RMB11.0 million for the year ended June 30, 2020 to RMB10.9 million (US$1.7 million) for the year ended June 30, 2021.

Income Tax Benefit

We incurred income tax benefit of RMB2.4 million for the year ended June 30, 2020 and income tax benefit of RMB9.6 million for the year ended June 30, 2021 due to deferred tax assets generated from net loss.

Net loss

As a result of the foregoing, we recorded a net loss of RMB46.1 million for the year ended June 30, 2021 as compared to a net loss of RMB33.6 million for the year ended June 30, 2020.

Discussion of Key Balance Sheet Items

The following table sets forth selected information from our Consolidated Statement of Financial Position as of June 30, 2020 and 2021. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of June 30,
	2020	2021
	RMB	RMB	US$
	(in thousands)
ASSETS:
Current assets:
Cash and cash equivalents	285,924	260,593	40,361
Restricted cash	2,970	72,189	11,181
Accounts receivable, net	39,812	55,154	8,542
Short term investments	4,000	-	-
Other receivables	6,376	14,669	2,271
Short-term loans receivable	52,893	-	-
Amount due from related parties	1,247	721	112
Total current assets	393,222	403,326	62,467

Property and equipment, net	4,776	10,018	1,552
Intangible assets, net	363	1,599	248
Long-term prepayments	1,269	43	7
Deferred tax assets	10,909	21,588	3,344
Right-of-use asset	22,172	31,329	4,851
Total assets	432,711	467,903	72,469

LIABILITIES:
Current liabilities:
Accounts payable	9,037	12,299	1,905
Investors’ deposit	2,970	72,189	11,181
Other payables and accrued expenses	15,755	19,124	2,962
Lease liability, current	7,401	13,705	2,122
Income taxes payable	2,637	875	136
Other tax liabilities	9,300	12,100	1,874
Advance receipts	421	-	-
Total current liabilities	47,521	130,292	20,180
Lease liabilities, non-current	14,709	17,310	2,681
Total liabilities	62,230	147,602	22,861

Restricted Cash

Restricted cash balances were mainly uninvested cash balances of our clients after purchasing privately raised fund products and publicly raised fund products, which were temporarily deposited in our bank account. These cash balances were under the custody and supervision of the designated financial institution as required by CSRC, for the purpose of preventing abusive use of investors’ funds. Our restricted cash amounted to RMB3.0 million as of June 30, 2020 and RMB72.2 million (US$11.2 million) as of June 30, 2021, reflecting the uninvested balance level as of each fiscal year end.

Accounts receivable, net

Accounts receivable primarily relates to the amount that we earned from our wealth management services and asset management services. Our accounts receivable increased from RMB39.8 million as of June 30, 2020 to RMB55.2 million (US$8.5 million) as of June 30, 2021, primarily due to an increase in the commission receivable for our privately raised fund products.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our operating activities and proceeds from issuance and sales of ADSs in our initial public offering. Our cash and cash equivalents decreased from RMB285.9 million as of June 30, 2020 to RMB260.6 million (US$40.4 million) as of June 30, 2021. We had no bank borrowings as of June 30, 2021.

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

	For the year ended June 30,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	98,040	(88,749)	(2,825)	(438)
Net cash provided by (used in) investing activities	62,539	(53,081)	47,990	7,433
Net cash provided by financing activities	155,262	—	—	—
Net increase (decrease) in cash and cash equivalents, and restricted cash	315,841	(141,830)	45,165	6,995
Cash and cash equivalents and restricted cash at beginning of year	112,000	430,268	288,894	44,744
Effect of exchange rate changes on cash and cash equivalents	2,427	456	(1,277)	(198)
Cash and, cash equivalents and restricted cash at end of year	430,268	288,894	332,782	51,541

Operating Activities

Net cash used in operating activities for the year ended June 30, 2021 was RMB2.8 million (US$0.4 million). This reflected the net loss of RMB46.1 million (US$7.1 million), as adjusted for non-cash and non-operating items, primarily including (i) depreciation of property and equipment of RMB3.2 million (US$0.5 million); (ii) interest income of RMB2.2 million (US$0.3 million); (iii) gain on disposal of subsidiary of RMB1.2 million (US$0.2 million); (iv) amortization of right-of-use assets of RMB9.9 million (US$1.5 million); and (v) provision on uncertain tax liability of RMB2.8 million (US$0.4 million). This amount was further adjusted by negative changes in working capital including: (i) an increase of RMB17.8 million (US$2.8 million) in accounts receivable, primarily due to an increase in the commission receivable of privately raised fund products; (ii) a decrease of RMB10.1 million (US$1.6 million) in lease liabilities primarily due to the payment of rents; (iii) an increase of RMB10.9 million (US$1.7 million) in deferred tax assets generated from net loss; (iv) a decrease of RMB1.8 million (US$0.3 million) in income tax payable primarily due to less taxable income; and (v) an increase of RMB7.8 million (US$1.2 million) in other receivable primarily due to an increase in rental deposit. The negative changes were partially offset by (i) an increase of RMB3.3 million (US$0.5 million) in accounts payable, primarily due to an increase in the payable of IT development; (ii) an increase of RMB3.4 million (US$0.5 million) in other payables and accrued expenses, primarily due to an increase in compensation of employees; and (iii) an increase of RMB69.2 million (US$10.7 million) in investor’s deposit, primarily due to an increase in the uninvested cash balances of our clients.

Investing Activities

Net cash provided by investing activities for the year ended June 30, 2021 was RMB48.0 million (US$7.4 million), which was primarily attributable to (i) collection of short-term loans receivable of RMB50.0 million (US$7.7 million) to another company; (ii) proceeds from disposal of short-term investment of RMB2.7 million (US$0.4 million); and (iii) proceeds from disposal of subsidiaries of RMB4.2 million (US$0.6 million), partially offset by purchase of property and equipment of RMB8.4 million (US$1.3 million).

Financing Activities

We did not have any cash inflow or outflow due to financing activities for the year ended June 30, 2021.

Capital Expenditures

We made capital expenditures of RMB3.6 million and RMB9.0 million (US$1.4 million) for the years ended June 30, 2020 and 2021, respectively, which were primarily related to leasehold improvement and our purchase of office equipments, motor vehicles, software and our long-term prepayments for our purchase of software.

Holding Company Structure

Puyi, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries, our consolidated VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned subsidiaries and our consolidated VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our wholly-owned subsidiary in China to its business development and do not plan to request dividend distributions from it.

C.	Research and Development, Intellectual Property

Research and Development

Not applicable.

Intellectual Property

See “Item 4. Information on our group — B. Business Overview — Intellectual Property”.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended June 30, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that are reasonably likely to cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As of June 30, 2021, we did not enter any off-balance sheet arrangements such as any financial guarantees or other commitments to guarantee the payment obligations of any third parties, which in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operation. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Maturities of Lease Liabilities

We have several operating leases, primarily for our office premises.

The following table sets forth our maturities of lease liabilities under operating lease agreements (with initial lease terms in excess of one year) as of June 30, 2021.

Lease liability
Maturity	RMB
(in thousands)
Year ending June 30:
2022	14,903
2023	13,124
2024	4,748
2025	66
Thereafter	-
Total	32,841

G.	Safe Harbor

See “Forward-Looking Statements”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Yu Haifeng	47	Director and Chairman of the board
Ren Yong	38	Chief Executive Officer
Hu Anlin	40	Director, Chief Financial Officer and Vice President
Hu Yinan	56	Director
Luo Jidong	68	Independent Director
Zhang Jianjun	64	Independent Director
Zhai Lihong	52	Independent Director

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

For the year ended June 30, 2021, we paid an aggregate of approximately RMB3.9 million (US$0.6 million) in cash to our executive officers and an aggregate of approximately RMB0.9 million in cash (US$130,000) to our independent directors. We have not set aside or accrued any amounts to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

2018 Share Incentive Plan

Under the 2018 Share Incentive Plan, or the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance will be 18,094,402 ordinary shares, equal to 20% of the total outstanding ordinary shares of our company. As of August 31, 2021, no share award has been granted under the 2018 Plan.

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

C. Board Practices

Board Committees

We have established an audit committee under the board of directors and adopted a charter for the audit committee. Under NASDAQ Global Market standards, a listed company must have a compensation committee and a nominating/corporate governance committee composed only of independent directors. The Cayman Islands does not require a publicly traded company to establish such committees. As a foreign private issuer, we follow our home country practice and do not establish a compensation committee or a nominating/corporate governance committee.

Audit Committee.    Our audit committee consists of three independent directors, Mr. Luo Jidong, Mr. Zhang Jianjun and Dr. Zhai Lihong, and is chaired by Mr. Luo Jidong. We have determined that these three independent directors satisfy the independence requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market and the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Luo Jidong and Dr. Zhai Lihong qualify as “audit committee financial experts” within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our group. The audit committee is responsible for, among other things:

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

D. Employees

We had 350 and 716 employees as of June 30, 2020 and 2021, respectively. The following table sets forth the number of our employees by function as of June 30, 2021.

Functional Area	Number of employees	Percentage of total
Investment advisory	309	43.1%
In-house financial advisory	210	29.3%
Management and administrative	67	9.4%
Technical department	93	13.0%
Risk management	7	1.0%
Asset management	30	4.2%
Total	716	100.0%

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

See “C. Markets”

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, of which every two represent three ordinary shares, have been listed on the NASDAQ since March 29, 2019. Our ADSs trade under the symbol “PUYI.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association that we have adopted and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding shares at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our post-offering amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes that will affect the rights, preferences, privileges or powers of the preferred shareholders.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we shall in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act provides shareholders with only limited rights to require a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors, or by the shareholders by ordinary resolutions. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

D. Exchange Controls

See “Item 4. Information on our group — B. Business Overview — Regulation— PRC Regulations Relating to Foreign Exchange.”

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers (Hong Kong), our counsel as to Cayman Islands law, and to the extent it relates to PRC tax law, it represents the opinion of ETR Law Firm, our counsel as to PRC law.

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

PRC Value-Added Tax

On March 23, 2016, the Ministry of Finance of China and the State Administration of Taxation of China jointly issued the Circular on the Nationwide Implementation of Pilot Program for the Collection of Value Added-Tax Instead of Business Tax, or Circular 36, which came into effect on May 1, 2016. Subsequent to the effectiveness of Circular 36, the business of our VIEs and WFOE and its subsidiary will be primarily subject to value-added tax, or VAT, at a rate of 6% and they would be permitted to offset input VAT by providing valid VAT invoices received from vendors against their VAT liability.

PRC Stamp Tax

On October 1, 1988, the State Council of China issued the Interim Regulations on Stamp Duty of the People’s Republic of China (the “Stamp Tax Regulations”), which was amended on January 8, 2011. The Stamp Tax Regulations stipulates that entities and individuals should pay stamp tax when writing or receiving contracts and transferring documents. The Stamp Tax Regulations also stipulates that entities and individuals should pay stamp tax on business account books and rights, licenses and other taxable documents in China .

The Stamp Tax Law of the People’s Republic of China (the “Stamp Tax Law”) was promulgated by the SCNPC on June 10, 2021, and was come into effect on July 1, 2022. The Stamp Tax Law refers to the taxes collected for various certificates that are registered in transactions in China. According to this law, entities and individuals that issue taxable vouchers or conduct securities transactions within China are taxpayers of stamp duty. Taxpayers shall calculate the amount of tax payable in accordance with the nature of the taxable documents, and the tax rate varies from 0.003% to 0.1%.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is June 30 of each year. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Our ability to conduct our asset management business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, we may not be able to consolidate our VIE in our consolidated financial statements as we may lose the ability to exert effective control over our VIE and their respective shareholders and we may lose the ability to receive economic benefits from our VIE. We, however, do not believe such actions would result in the liquidation or dissolution of our company, our PRC subsidiary and VIE.

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

A substantial portion of assets and liabilities presented on our consolidated balance sheets and sales, expense, net income presented on the Consolidated Statement of Income as well as the cash flow from operating, investing and financing activities presented on the Consolidated Statement of Cash Flows are the financial position, operation and cash flow of our VIE, Puyi Bohui, and its subsidiaries. See note 1 of the consolidated financial statements filed as part of this annual report for more details.

Concentration risks

The following table sets forth our customers accounting for 10% or more of total net revenues, in absolute terms and expressed as a percentage of total net revenues.

	Years ended June 30,
	2019	% of net revenues	2020	% of net revenues	2021	2021	% of net revenues
	RMB		RMB		RMB	US$
	(in thousands, except for %)

Company A	109,130	53.7	*	*	29,264	4,532	15.3
Company B	*	*	45,921	35.5	122,723	19,008	64.2
Company C	23,987	11.8	14,703	11.3	*	*	*
Company D	*	*	16,790	13.0	*	*	*
	133,117	65.5	77,414	59.8	151,987	23,540	79.5

*	represented less than 10% of total net revenues for the fiscal year.

The following table sets forth our customers which accounted for 10% or more of accounts receivable, in absolute terms and expressed as a percentage of total net revenues.

	As of June 30,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except for %)

Company A	6,690	16.8	16,484	2,553	29.9
Company B	14,543	36.5	31,662	4,904	57.4
Company D	11,042	27.7	*	*	*
Total	32,275	81.0	48,146	7,457	87.3

*	represented less than 10% of account receivables as of the year end.

Interest rate risks

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits and short-term, highly-liquid investments with original maturities of 90 days or less. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. As of June 30, 2021, we had no short-term or long-term bank borrowings. If we borrow money in future periods, we may be exposed to additional interest rate risk.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under such policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Removal of the U.S. dollar peg has resulted in an approximately more than 25.0% appreciation of the RMB against the U.S. dollar over the following eight years. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The PRC government may from time to time make further adjustments to the exchange rate system in the future. To the extent that we need to convert our U.S. dollar or other currencies-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar or other currencies would have an adverse effect on the RMB amount we receive from the conversion. We had U.S. dollar-denominated financial assets amounting to US$2.1 million as of June 30, 2021. A 10% appreciation of the RMB against the U.S. dollar would have resulted in a decrease of RMB1.3 million (US$0.2 million) in the value of our U.S. dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts or other currencies amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or other currencies against the RMB would have a negative effect on the U.S. dollar or other currencies amount available to us.

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

The F-1 Registration Statement came into effect on March 17, 2019. For the period from the effective date of the F-1 Registration Statement to December 31, 2019, the total expenses incurred for our company’s account in connection with our IPO was approximately US$3.3 million, which included US$1.7 million in underwriting discounts and commissions for the IPO and approximately US$1.6 million in other costs and expenses for our IPO. We received net proceeds of approximately US$22.4 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from March 17, 2019, the date that the Form F-1 was declared effective by the SEC, to June 30, 2021, we have used approximately 60% of the net proceeds from our initial public offering to expand our branch network, upgrade our IT infrastructure, launch additional funds and other general corporate purposes.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of June 30, 2021. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of June 30, 2021, our existing disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2021. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. In the course of preparing our consolidated financial statements, we identified one material weakness, which was first identified in 2018 and had been in place for the following two years ended June 30, 2020, related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures.

To remedy our identified material weakness and improve our internal control over financial reporting, we implemented a number of measures including but not limited to (i) setting up a separate and independent department - the Financial Reporting Department which is led by a new hired experienced general manager who is familiar with U.S. GAAP, this manager and the Financial Reporting Department are responsible to deal with complex U.S. GAAP technical accounting issues, and make relevant disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC; (ii) establishing relevant processes that are necessary for preparing consolidated financial reports and relevant disclosure; (iii) conducting trainings for the management and relevant personnel to enable them to have a full understanding of financial reporting requirements set forth by the SEC as well as the responsibilities of listed companies; and (iv) working closely with our auditors and lawyers to seek professional advice and guidance to address the material weakness.

As of June 30, 2021, we determined that the aforementioned measures have remediated the material weakness. However, since the Company is still in the process of replenishing and building up a qualified finance and accounting team with sufficient dedicated resources, we assessed that the deficiency related to the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with U.S. GAAP and SEC reporting requirements still existed as of June 30, 2021. Therefore, based on the definition of “material weakness” and “significant deficiency” in the standards established by the Public Company Accounting Oversight Board of the United States, we concluded that the deficiency now only rises to the level of a significant deficiency.

We cannot assure you that we will not identify additional material weakness or significant deficiencies in the future. See “Item 3. Key Information – D. Risk Factors - Risks Related to Our Business and Industry - If we fail to implement and maintain an effective system of internal control, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.”

Notwithstanding there is a significant deficiency identified as described above, we believe that our consolidated statements contained in this annual report on Form 20-F fairly present our financial position, results of operations and comprehensive income (loss), and cash flows for the fiscal year of 2021 covered thereby in all material respects.

Since we qualified as an “emerging growth company” as defined under the JOBS Act, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

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

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in November 2018. We have posted a copy of our code of business conduct and ethics on our website at website https://ir.puyiwm.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by our principal accountant, Marcum Bernstein & Pinchuk LLP, for the years ended June 30, 2020 and 2021.

	For the year ended June 30,
	2020	2021
	RMB	RMB
	(in thousands)
Audit Fees – Marcum Bernstein & Pinchuk LLP	1,945	1,935
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	1,945	1,935

Audit Fees

Marcum Bernstein & Pinchuk LLP’s audit fees for the year ended June 30, 2021 consist of the audits of our financial statements for the year ended June 30, 2021 and the review of our interim financial statements included in 6-K filings for the six months ended December 31, 2020. The amount included VAT.

Audit-Related Fees

There were no audit-related fees incurred by the group for the year ended June 30, 2021.

Tax Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP for tax services rendered during year ended June 30, 2021.

All Other Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP for other professional services rendered during the year ended June 30, 2021.

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

Puyi Inc.

September 27, 2021	BY:	/s/ Ren Yong
Ren Yong
Chief Executive Officer

PUYI INC.

New York Office 7 Penn Plaza, Suite 830 New York, NY 10001 T 212.279.7900

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Puyi Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Puyi Inc. (the “Company”) as of June 30, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor since 2018

New York, New York
September 27, 2021

www.marcumbp.com

PUYI INC.
Consolidated Statements of Financial Position
(In thousands, except for shares data)

	As of June 30,
	2020	2021	2021
	RMB	RMB	US$

ASSETS:
Current assets:
Cash and cash equivalents	285,924	260,593	40,361
Restricted cash	2,970	72,189	11,181
Accounts receivable, net	39,812	55,154	8,542
Short-term investments	4,000	-	-
Other receivables	6,376	14,669	2,271
Short-term loans receivable	52,893	-	-
Amount due from related parties	1,247	721	112
Total current assets	393,222	403,326	62,467

Property and equipment, net	4,776	10,018	1,552
Intangible assets, net	363	1,599	248
Long-term prepayments	1,269	43	7
Deferred tax assets	10,909	21,588	3,344
Right-of-use assets	22,172	31,329	4,851
Total assets	432,711	467,903	72,469

All of the VIE’s assets can be used to settle obligations of its primary beneficiary. Liabilities recognized as a result of consolidating this VIE do not represent additional claims on the Group’s general assets.

The accompanying notes are an integral part of the consolidated financial statements.

PUYI INC.

Consolidated Statements of Financial Position – (Continued)

(In thousands, except for shares data)

	As of June 30,
	2020	2021	2021
	RMB	RMB	US$

LIABILITIES AND EQUITY:
LIABILITIES:
Current liabilities:
Accounts payable (including consolidated VIE amount without recourse to the Company of RMB9,037 and RMB12,863 as of June 30, 2020 and 2021, respectively)	9,037	12,299	1,905
Investors’ deposit (including consolidated VIE amount without recourse to the Company of RMB2,970 and RMB72,189 as of June 30, 2020 and 2021, respectively)	2,970	72,189	11,181
Other payables and accrued expenses (including consolidated VIE amount without recourse to the Company of RMB17,942 and RMB57,857 as of June 30, 2020 and 2021, respectively)	15,755	19,124	2,962
Lease liabilities, current (including consolidated VIE amount without recourse to the Company of RMB6,341 and RMB7,659 as of June 30, 2020 and 2021, respectively)	7,401	13,705	2,122
Income taxes payable (including consolidated VIE amount without recourse to the Company of RMB719 and RMB1,106 as of June 30, 2020 and 2021, respectively)	2,637	875	136
Other tax liabilities (including consolidated VIE amount without recourse to the Company of RMB9,300 and RMB10,940 as of June 30, 2020 and 2021, respectively)	9,300	12,100	1,874
Advance receipts (including consolidated VIE amount without recourse to the Company of RMB421 and RMB nil as of June 30, 2020 and 2021, respectively)	421	-	-
Total current liabilities	47,521	130,292	20,180
Lease liabilities, non-current (including consolidated VIE amount without recourse to the Company of RMB11,827 and RMB7,351 nil as of June 30, 2020 and 2021, respectively)	14,709	17,310	2,681
Total liabilities	62,230	147,602	22,861

Commitments and contingencies
EQUITY:
Ordinary shares (Authorized shares: 2,000,000,000 at US$0.001 each; issued and outstanding shares: 90,472,014 and 90,472,014 as of June 30, 2020 and 2021, respectively)	600	600	93
Additional paid-in capital	224,702	224,694	34,801
Statutory reserves	21,873	23,103	3,578
Retained earnings	120,314	72,714	11,262
Accumulated other comprehensive income (loss)	467	(810)	(126)
Total Puyi Inc.’s equity	367,956	320,301	49,608
Non-controlling interests	2,525	-	-
Total equity	370,481	320,301	49,608
Total liabilities and equity	432,711	467,903	72,469

All of the VIE’s assets can be used to settle obligations of its primary beneficiary. Liabilities recognized as a result of consolidating this VIE do not represent additional claims on the Group’s general assets.

The accompanying notes are an integral part of the consolidated financial statements.

PUYI INC.

Consolidated Statements of Operations and Comprehensive Income (Loss)
(In thousands, except for shares data)

	Years ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Net revenues:
Wealth management	193,082	106,444	176,589	27,350
Corporate financing	6,271	6	-	-
Asset management	2,767	23,033	13,464	2,085
Information technology and others	1,111	-	1,147	178
Total net revenues	203,231	129,483	191,200	29,613
Operating costs and expenses:
Cost of sales	(31,092)	(31,759)	(44,043)	(6,821)
Selling expenses	(67,487)	(84,074)	(130,145)	(20,157)
General and administrative expenses	(48,572)	(67,174)	(90,194)	(13,969)
Total operating costs and expenses	(147,151)	(183,007)	(264,382)	(40,947)
Income (loss) from operations	56,080	(53,524)	(73,182)	(11,334)
Other income, net:
Investment income	172	1,499	1,899	294
Interest income	5,956	11,003	10,919	1,691
Interest expenses	(1,048)	-	-	-
Sundry income, net	259	5,077	4,690	726
Income (loss) before income taxes	61,419	(35,945)	(55,674)	(8,623)
Income tax (expense) benefit	(9,396)	2,394	9,608	1,488
Net income (loss)	52,023	(33,551)	(46,066)	(7,135)
Less: net income (loss) attributable to non-controlling interests	(1,508)	(648)	304	47
Net income (loss) attributable to Puyi Inc.’s shareholders	53,531	(32,903)	(46,370)	(7,182)

The accompanying notes are an integral part of the consolidated financial statements.

PUYI INC.

Consolidated Statements of Operations and Comprehensive Income (Loss) – (Continued)
(In thousands, except for shares data)

	Years ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Net income (loss) per share:
Basic and diluted	0.630	(0.364)	(0.513)	(0.079)

Net income (loss) per ADS:
Basic and diluted	0.945	(0.546)	(0.770)	(0.119)

Weighted average number of shares used in computation:
Basic and diluted	84,997,628	90,472,014	90,472,014	90,472,014

Net income (loss)	52,023	(33,551)	(46,066)	(7,135)
Other comprehensive income, net of tax: Foreign currency translation adjustments	11	456	(1,277)	(198)
Total Comprehensive income (loss)	52,034	(33,095)	(47,343)	(7,333)
Less: Comprehensive income (loss) attributable to the non-controlling interests	(1,508)	(648)	304	47
Comprehensive income (loss) attributable to Puyi Inc.’s shareholders	53,542	(32,447)	(47,647)	(7,380)

The accompanying notes are an integral part of the consolidated financial statements.

PUYI INC.
Consolidated Statements of Shareholders’ Equity
(In thousands, except for shares data)

	Share Capital		Additional	Statutory	Retained	Accumulated Other	Non-controlling
	Ordinary Shares	Amount	Paid-in Capital	Reserves	Earnings	Comprehensive Income (loss)	Interests	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of June 30, 2018	80,000,000	529	62,705	14,152	107,407	-	8,859	193,652
Net income	-	-	-	-	53,531	-	(1,508)	52,023
Provision for statutory reserves	-	-	-	5,672	(5,672)	-	-	-
Capital injection by founding shareholders	-	-	530	-	-	-	-	530
Purchase of NCIs	-	-	(1,821)	-	-	-	(8,209)	(10,030)
Issuance of shares to Fanhua In.	4,033,600	28	10,001	-	-	-	-	10,029
Proceeds from IPO	6,438,414	43	153,287	-	-	-	-	153,330
Acquisition of Zhonghui	-	-	-	-	-	-	1,581	1,581
Capital injection by Zhonghui’s minority shareholders	-	-	-	-	-	-	2,450	2,450
Other comprehensive income: foreign currency translation adjustments	-	-	-	-	-	11	-	11
Balance as of June 30, 2019	90,472,014	600	224,702	19,824	155,266	11	3,173	403,576

Balance as of June 30, 2019	90,472,014	600	224,702	19,824	155,266	11	3,173	403,576
Net loss	-	-	-	-	(32,903)	-	(648)	(33,551)
Provision for statutory reserves	-	-	-	2,049	(2,049)	-	-	-
Other comprehensive income : foreign currency translation adjustments	-	-	-	-	-	456	-	456
Balance as of June 30, 2020	90,472,014	600	224,702	21,873	120,314	467	2,525	370,481

Balance as of June 30, 2020	90,472,014	600	224,702	21,873	120,314	467	2,525	370,481
Net loss	-	-	-	-	(46,370)	-	304	(46,066)
Provision for statutory reserves	-	-	-	1,238	(1,238)	-	-	-
Cancellation of Baoying			(8)	(8)	8			(8)
Disposal of Zhonghui							(2,829)	(2,829)
Other comprehensive income (loss): foreign currency translation adjustments	-	-	-	-	-	(1,277)	-	(1,277)
Balance as of June 30, 2021	90,472,014	600	224,694	23,103	72,714	(810)	-	320,301
Balance as of June 30, 2021 in US$	90,472,014	93	34,801	3,578	11,262	(126)	-	49,608

(1)	The shares are presented on a retroactive basis to reflect the nominal share issuance.

The accompanying notes are an integral part of the consolidated financial statements.

PUYI INC.
Consolidated Statements of Cash Flows
(In thousands)

	Years ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income (loss)	52,022	(33,551)	(46,066)	(7,135)
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	1,122	1,998	3,165	490
Amortization of intangible assets	620	370	604	94
Provision on uncertain tax liability	600	-	2,800	434
Investment income	(172)	(1,499)	(653)	(101)
Interest income	(1,048)	(2,893)	2,196	340
Interest expense	1,047	-	-	-
Gain on purchase of subsidiary	(14)	-	-	-
Net foreign exchange gain	(2,416)	-	-	-
Allowance for deferred tax assets	929	2,160	230	36
Amortization of right-of-use assets	-	6,749	9,868	1,528
Bad debt provision	-	6,892	-	-
Gain on disposal of Zhonghui	-	-	(1,237)	(192)
Discontinued operations of Baoying	-	-	(8)	(1)
Changes in operating assets and liabilities:
Accounts receivable	2,990	(18,937)	(17,830)	(2,762)
Other receivables	(366)	(163)	(7,803)	(1,209)
Accounts payable	2,196	3,164	3,262	505
Investor’s deposit	43,051	(48,853)	69,219	10,721
Other payables and accrued expenses	2,299	7,098	3,415	529
Advance receipts	180	241	(475)	(74)
Deferred tax assets	(1,821)	(7,936)	(10,910)	(1,690)
Income taxes payable	(3,179)	2,995	(1,762)	(272)
Increase in amount due from related parties	-	-	(721)	(112)
Lease liabilities	-	(6,584)	(10,119)	(1,567)
Net cash provided by (used in) operating activities	98,040	(88,749)	(2,825)	(438)
Cash flows from investing activities:
Proceeds from disposal of short-term investments and commercial acceptance notes	16,841	41,199	2,653	411
Purchase of short-term investments	(291)	(40,000)	-	-
Purchase of property and equipment	(4,251)	(2,748)	(8,432)	(1,306)
Proceeds from disposal of long-term investments	3,011	-	-	-
Prepaid for intangible assets	(225)	(875)	(13)	(2)
Purchase of intangible assets	(360)	-	(601)	(93)
Distribution of short-term loans receivable	-	(240,000)	-	-
Collection of short-term loans receivable	50,667	190,000	50,000	7,744
Acquisition of subsidiaries from principal shareholder	(2,116)	-	-	-
Acquisition of subsidiaries	(1,227)	-	-	-
Loans provided to related parties	-	(837)	-	-
Repayment of loans from related parties	490	180	204	32
Proceeds from disposal of subsidiaries	-	-	4,179	647
Net cash provided by (used in) investing activities	62,539	(53,081)	47,990	7,433
Cash flows from financing activities:
Capital injection by founding shareholders	530	-	-	-
Proceeds from IPO	153,330	-	-	-
Purchase of NCIs	(10,029)	-	-	-
Proceed from shares issued to Fanhua Inc.	10,029	-	-	-
Capital injection by minority shareholders	2,450	-	-	-
Loan received from related parties	50,000	-	-	-
Repayment of loan to related parties	(51,048)	-	-	-
Net cash provided by financing activities	155,262	-	-	-
Net increase (decrease) in cash and cash equivalents, and restricted cash	315,841	(141,830)	45,165	6,995

PUYI INC.
Consolidated Statements of Cash Flows – (Continued)
(In thousands)

	Years ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Cash and cash equivalents, and restricted cash at beginning of year	112,000	430,268	288,894	44,744
Effect of exchange rate changes on cash and cash equivalents	2,427	456	(1,277)	(198)
Cash and cash equivalents, and restricted cash at end of year	430,268	288,894	332,782	51,541

Supplementary disclosure of cash flow information:
Cash paid for:
Interests	1,048	-	-	-
Income taxes	12,869	762	30	5
Supplementary disclosure related to operating leases:
New operating lease liabilities arose from obtaining right-of-use assets	-	4,417	20,317	3,147
Change on lease liabilities arose from modification on lease terms	-	1,430	(507)	(79)
Change on lease liabilities arose from early termination of operating leases	-	(2,850)	(1,287)	(199)

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Puyi Inc. (“Puyi”, or the “Company”), whose controlling shareholder is Mr. Yu Haifeng, is a holding company incorporated on August 6, 2018 in Cayman Islands, and listed on the Nasdaq on March 29, 2019. The Company, its subsidiaries and its variable interest entities (“VIEs”) are collectively referred to as the “Group”. The Group primarily provides wealth management services to China’s large and growing emerging middle class and affluent population, whom are defined as those with at least RMB 30 and RMB 600 in investable assets, respectively.

The Company’s subsidiaries and VIEs as of June 30, 2021 include the following:

Name	Date of incorporation/ acquired	Place of incorporation	Percentage of effective ownership	Principal Activities
Wholly owned subsidiaries
Puyi Group	July 2018	BVI	100%	Holding company
Puyi Holdings (Hong Kong) Limited (“Puyi HK”)	July 2018	Hong Kong	100%	Holding company
Puyi Enterprises Management Consulting Co., Ltd. (“Puyi Consulting” or the Wholly Foreign-Owned Enterprise “WFOE”)	August 2018	Chengdu	100%	WFOE
Puyi Dake	May 2020	Chengdu	100%	Information technology
Variable Interest Entities (“VIEs”)
Puyi Bohui	April 2012	Chengdu	100%	Information technology
Puyi Fund	November 2010	Chengdu	100%	Fund product distribution
Puyi Zhongxiang	April 2014	Shenzhen	100%	Financial product distribution
Puyi Asset	May 2013	Shenzhen	100%	Asset management
Chongqing Fengyi	December 2016	Chongqing	100%	Corporate financing business

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

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

A substantial portion of assets and liabilities presented on the Group’s Consolidated Statements of Financial Position and sales, expense, net income presented on Consolidated Statement of Operations and Comprehensive Income (Loss) as well as the cash flow from operating, investing and financing activities presented on the Consolidated Statements of Cash Flows are from the financial position, operation and cash flow of the Group’s VIE Puyi Bohui and its subsidiaries. The following financial statements amounts and balances of the VIEs were included in the accompanying consolidated financial statements and are presented before the elimination of intercompany transactions with the non-VIE subsidiaries of the Group as of June 30, 2020 and 2021 and for the years ended June 30, 2019, 2020 and 2021.

	As of June 30,
	2020	2021	2021
	RMB	RMB	US$

Total assets	262,699	329,552	51,041
Total liabilities	58,557	169,965	26,324

	Years ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Net revenues	203,231	179,256	193,013	29,894
Net income	52,023	12,767	(41,727)	(6,463)

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and consolidation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Group, all of its majority-owned subsidiaries and those VIEs of which the Group is the primary beneficiary, from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation.

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

(e)	Accounts receivable, other receivables, and amount due from related parties, net

Accounts receivable, other receivables and amount due from related parties are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable, other receivables and due from related parties. The Group determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group did not have any off-balance-sheet credit exposure relating to its customers, suppliers or others. For the years ended June 30, 2020 and 2021, the Group recorded RMB6,892 as allowances for doubtful accounts against its accounts receivable, and the Group did not record any allowances for doubtful accounts against its other receivables and amount due from related parties nor did it charge off any such amounts, respectively.

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

The Group accounts for the investments pursuant to FASB ASC topic 321, Investments-equity securities.

As of June 30, 2020, the Group recorded an investment in a private equity fund, in which the Group had insignificant equity interest but acted as a general partner, as short-term investment on the Consolidated Statements of Financial Position under the equity method. And the Group recorded another investment in a private equity fund, in which the Group acted as a limited partner with insignificant equity interest (less than 1%), as short-term investment on the Consolidated Statements of Financial Position under cost method. These investments were classified as short-term because their contractual maturity date was less than one year on the balance sheet date. Gains or losses were realized when such investments’ fair value changed. As of June 30, 2021, the Group did not have any short-term investment.

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

If the investment’s fair value is less than the cost of an investment and the Group determines the impairment to be other-than-temporary, the Group recognizes an impairment loss based on the fair value of the investment. The Group has not recorded an other-than-temporary impairment for each of the years ended June 30, 2019, 2020 and 2021.

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

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the consolidated statements of operations and comprehensive income (loss) for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the years ended June 30, 2019, 2020 and 2021.

(k)	Revenue recognition

On July 1, 2018, the Group adopted ASC 606 “Revenue from Contracts with Customers”, applying the modified retrospective method. The adoption didn’t result in a material adjustment to the Group’s accumulated deficit as of July 1, 2018. Accordingly, revenue for the year ended June 30, 2019 and afterwards was presented under ASC 606.

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

Wealth management

Revenue from wealth management mainly includes distribution commissions and performance-based distribution fees, in a typical arrangement in which the Group serves as distributor.

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

One-time commissions are calculated by multiplying a pre-agreed annualized charge rate with the amount of products distributed, and are recorded at a point in time when the financial product is established or distributed. The Company charges an additional one-time commission fee for publicly raised funds distributed, by multiplying a pre-agreed charge rate with the amount of redemption, when the investor chooses to redeem the financial products. One-time commissions are typically paid on or shortly after the transaction is completed.

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

Asset management

Revenue from asset management service mainly includes management fees and performance-based carried interest, in a typical arrangement in which the Group serves as the fund manager.

Management fees

Revenue from asset management, includes management fee from the privately raised funds managed by the Group. The single performance obligation is to manage and operate the fund in accordance with the contract throughout the fund duration. Management fees are recognized in the period during which the related services are performed in accordance with the contractual terms of the fund agreements from the established date to the terminated date of the funds. Management fees earned from certain investment funds are based upon a range of up to 2% of capital committed. By unanimous consent among the fund manager, investors and the trustee, the fund could be terminated earlier than the contract period, and the remaining portion of unamortized management fee shall be returned to the investors.

Performance-based carried interest

Performance-based carried interest is contributed by the Group managing and operating of privately raised fund products. The Group earns performance-based carried interest based on the extent by which the fund’s investment performance exceeds a certain threshold. Such performance-based fee is typically calculated and recognized at a point of time when the cumulative return of the fund can be determined, and is not subject to clawback provisions.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of revenue

	As of June 30,
	2019	2020	2021
	RMB	RMB	RMB

Wealth management	193,082	106,444	176,589
Distribution commissions	146,207	99,600	176,573
-- One time commissions	120,509	69,196	109,308
-- Recurring management fees	25,698	30,404	67,265
Performance-based distribution fees	46,875	6,844	16
Corporate financing	6,271	6	-
Asset management	2,767	23,033	13,464
Management fees	2,767	6,393	5,626
Performance-based fees	-	16,640	7,838
Information technology and other services（1）	1,111	-	1,147
Total	203,231	129,483	191,200

(1)	We ceased to provide information technology service from October 2020. For the year ended June 30, 2021, other services mainly represented service fee received from marketing insurance products, which was recognized at a point of time.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract liability

Contract liability relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance for management fees under Asset Management Services. The contract liability was RMB421 and RMB nil as of June 30, 2020 and 2021, respectively, and was recorded as “Advance receipts” in the Consolidation Statement of Financial Position. The amount of revenue recognized during the year ended June 30, 2021 that was previously included in the contract liabilities balance as of June 30, 2020 was RMB421.

(l)	Cost of sales

Cost of sales primarily includes (1) commission costs paid to sales agents based on the pre-agreed percentage and the amount of wealth management product distributions that were directly related to the contributions made by the sales agents, such as the amount of investments they have referred to the Group, and (2) transaction fees paid to the third-party payment platforms through which the investors purchase funds are transferred.

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

The Group follows the guidance of ASC Topic 740 “Income taxes”, which prescribes a more-likely-than -not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Topic also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Group recognizes interest on non-payment of income taxes and penalties associated with tax positions when a tax position does not meet more-likely-than-not threshold be sustained under examination. The tax returns of the Group’s PRC subsidiaries and VIEs are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. During the years ended June 30, 2019, 2020 and 2021, the Group recognized RMB600, RMB nil and RMB2,800 of provisions on its uncertain tax positions based on its analysis over transfer pricing. The Group recognizes the provisions and any interest and penalties within the income tax expense line item in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss). The accrued provisions and any related interest and penalties balances are included in the “Other tax liabilities” in the Consolidated Statements of Financial Position. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity on the Consolidated Statements of Financial Position and net income and other comprehensive income are attributed to controlling and non-controlling interests.

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

The carrying values of the Group’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, short-term investments, short-term loans receivable, accounts payable, investors’ deposit, amounts due from and due to related parties, approximate their fair values due to the short-term nature of these instruments.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(r)	Leases

The Group as a lessee

Starting from the year ended June 30, 2020, the Group adopted Accounting Standards Update (ASU) 2016-02, Leases (Topic 842), which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Group adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. The Group also elected the package of practical expedients, which among other things, does not require reassessment of lease classification. Upon adoption, the Group recorded ROU assets of RMB 25.9 million and lease liabilities of RMB 25.6 million, resulting in no cumulative-effect adjustment to retained earnings as of July 1, 2019.

The Group has operating leases primarily for office space. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating leases are included in operating lease right-of-use assets and operating lease liabilities on the Group’s Consolidated Statements of Financial Position. Operating lease assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. The Group uses its estimated incremental borrowing rate as of the commencement date in determining the present value of lease payments. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term at the lease commencement date. To determine the incremental borrowing rate used to calculate the present value of future lease payments, the Group uses information including the Group’s credit rating, interest rates of similar debt instruments of entities with comparable credit ratings, as applicable. Variable components of the lease payments such as utilities, maintenance costs are expensed as incurred and not included in determining the present value. The lease terms include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The Group considers these options, which may be elected at the Group’s sole discretion, in determining the lease term on a lease-by-lease basis. Lease expense is recognized on a straight-line basis over the lease term. The Group has an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet.

The Group as a lessor

The Group did not act as a lessor since the adoption of Topic 842.

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

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.4566 on June 30, 2021, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2021, or at any other rate.

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

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. This ASU has subsequently been amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-03. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019, and effective for all other entities for annual and interim periods beginning after December 15, 2022. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

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

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Consolidated Statements of Financial Position that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows.

	Years ended June 30,
	2020	2021	2021
	RMB	RMB	US$

Cash and cash equivalent	285,924	260,593	40,361
Restricted cash	2,970	72,189	11,181
Total cash, cash equivalents, and restricted cash shown in the Consolidated Statements of Cash Flows	288,894	332,782	51,542

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

4.	INVESTMENTS

The following table summarizes the Group’s investment balances:

	As of June 30,
	2020	2021	2021
	RMB	RMB	US$
Short-term investments
- Private equity funds product-A	2,000	-	-
- Private equity funds product-B	2,000	-	-
Total short-term investments	4,000	-	-

The private equity funds product A was purchased by the Group’s subsidiary Shenzhen Qianhai Zhonghui Huiguan Investment Management Co., Ltd. (“Zhonghui”) in October 2017, which the Group had insignificant equity interest but acted as a general partner. The Group accounted for this private equity fund investment using the equity method of accounting since the Group had significant influence on the investees. It was classified as short-term investment because the Group intended to sell it within one year. As we sold Zhonghui to a third party in December 2020, this investment no longer belonged to the Group.

The Group purchased private equity fund product B on April 25, 2018, which the Group acted as a limited partner with insignificant equity interest (less than 1%). The Group accounted for this private equity funds investment using the cost method of accounting due to the fact that the Group had no significant influence on the investee. As of June 30, 2020, this investment was reclassified as short-term as the Group intended to sell it within one year. Subsequently, the Group fully disposed this investment in July 2020.

The Group recorded investment income on these investments of RMB172, RMB1,499 and RMB653 for the years ended June 30, 2019, 2020 and 2021, respectively.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

5.	ACCOUNTS RECEIVABLE, NET

	As of June 30,
	2020	2021	2021
	RMB	RMB	US$

Accounts receivable	46,704	62,046	9,610
Allowance for doubtful accounts	6,892	6,892	1,068
Accounts receivable, net	39,812	55,154	8,542

All of the accounts receivable are non-interest bearing.

Accounts receivable mainly represent amounts due from product providers and are recorded net of allowance for doubtful accounts. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the product providers’ payment history, creditworthiness, financial conditions of the product providers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable is likely to be unrecoverable. Accounts receivable balances are written off after all collection efforts have been exhausted. The Group recorded allowance for doubtful accounts of RMB nil, RMB6,892 and RMB6,892 for the years ended June 30, 2019, 2020 and 2021, respectively. No allowance for doubtful accounts were written off for the years ended June 30, 2019, 2020 and 2021.

The movement in the allowance for doubtful accounts is as below:

Allowance for doubtful accounts
Balance as of July 1, 2019	-
Addition	6,892
Balance as of June 30, 2020	6,892
Balance as of June 30, 2021	6,892

6.	OTHER RECEIVABLES

Other receivables consist of the following:

	As of June 30,
	2020	2021	2021
	RMB	RMB	US$

Advances to staff	511	972	151
Prepayments to service providers	3,043	6,190	959
Rental deposits	2,242	6,729	1,042
Other	580	778	119
Other receivables	6,376	14,669	2,271

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

7.	SHORT-TERM LOANS RECEIVABLE

The Group provided loans to a third-party real estate developing company since July 2017.

During the year ended June 30, 2018, the Group provided loans totaling RMB110,000. These loans were repaid during the years ended June 30, 2018 and 2019 amounting to RMB60,000 and RMB50,000, respectively.

During the year ended June 30, 2020, the Group provided loans totaling RMB240,000, of which RMB190,000 has been repaid. As of June 30, 2020, the group had one short-term loan of RMB50,000 and accrued interest of RMB2,893 which had been fully repaid in December 2020. As of June 30, 2021, the Group did not have short-term loans receivable.

The aforementioned loans were guaranteed by the legal representative and the controlling shareholder of the real estate developing company. The interest rate ranged from 6% to 12% per annum, and the interest had been paid with the repayment of principle.

The Group recognized interest income on short-term loans receivable of approximate RMB310, RMB5,386 and RMB2,730 during the years ended June 30, 2019, 2020 and 2021, respectively.

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, is comprised of the following:

	As of June 30,
	2020	2021	2021
	RMB	RMB	US$

Furniture, office equipment, fixtures	2,966	3,946	611
Leasehold improvements	5,481	11,535	1,787
Motor vehicles	919	1,650	256
	9,366	17,131	2,654
Less: Accumulated depreciation	(4,590)	(7,113)	(1,102)
Property and equipment, net	4,776	10,018	1,552

Depreciation expense for the years ended June 30, 2019, 2020 and 2021 was RMB1,122, RMB1,998 and RMB3,165, respectively. As we disposed Zhonghui and terminated several office space leases, RMB667 of property and equipment and RMB642 of accumulated depreciation has been eliminated from ending balance as of June 30, 2021.

No impairment for property and equipment was recorded for the years ended June 30, 2019, 2020 and 2021.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

9.	INTANGIBLE ASSETS, NET

	As of June 30,
	2020	2021	2021
	RMB	RMB	US$

Software and operating system	4,427	6,267	971
Less: Accumulated amortization	(4,064)	(4,668)	(723)
Intangible asset, net	363	1,599	248

Amortization expense for the years ended June 30, 2019, 2020 and 2021 was RMB620, RMB370 and RMB604, respectively.

10.	LEASES

The Group’s lease payments for office space leases include fixed rental payments and do not consist of any variable lease payments that depend on an index or a rate. As of June 30, 2020 and 2021, there was no leases that have not yet commenced.

The following represents the aggregate ROU assets and related lease liabilities as of June 30, 2020 and 2021:

	As of June 30, 2020	As of June 30, 2021	As of June 30, 2021
	RMB	RMB	US$
Right-of-use assets	22,172	31,329	4,851
Lease liabilities, current	7,401	13,705	2,122
Lease liabilities, non-current	14,709	17,310	2,681
Total operating lease liabilities	22,110	31,015	4,803

The weighted average lease term and weighted average discount rate as of June 30, 2020 and 2021 were as follows:

	As of June 30, 2020	As of June 30, 2021
Weighted average lease term:
Operating leases	3.04 years	2.40 years
Weighted average discount rate:
Operating leases	4.75%	4.75%

The components of lease expenses for the years ended June 30, 2020 and 2021 were as follows:

	For the year ended June 30, 2020	For the year ended June 30, 2021	For the year ended June 30, 2021
	RMB	RMB	US$

Operating lease expenses	7,870	11,129	1,724
Short-term lease expenses	435	2,740	424
Total	8,305	13,869	2,148

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

10.	LEASES (cont.)

Supplemental cash flow information related to leases for the years ended June 30, 2020 and 2021 were as follows:

	For the year ended June 30, 2020	For the year ended June 30, 2021	For the year ended June 30, 2021
	RMB	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating lease	7,652	10,879	1,685
Supplement noncash information
New operating lease liabilities arose from obtaining right-of-use assets	4,417	20,317	3,147
Change on lease liabilities arose from modification on lease terms	1,430	(507)	(79)
Change on lease liabilities arose from early termination of operating leases	(2,850)	(1,287)	(199)

Maturities of lease liabilities at June 30, 2021:

	As of June 30, 2021	As of June 30, 2021
	RMB	US$
Year ending June 30:
2022	14,903	2,308
2023	13,124	2,033
2024	4,748	735
2025	66	10
Thereafter	-	-
Total remaining undiscounted lease payments	32,841	5,086
Less: Interest	1,826	283
Total present value of lease liabilities	31,015	4,803
Less: Current operating lease liabilities	13,705	2,122
Non-current operating lease liabilities	17,310	2,681

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

11.	INVESTORS’ DEPOSIT

The balance of RMB72,189 represents the investors’ uninvested cash balances temporarily deposited in the Group’s bank account. These cash balances were under the custody and supervision of the designated financial institution as required by China Securities Regulatory Commission, for the purpose of preventing misuse of investors’ funds.

12.	OTHER PAYABLES AND ACCRUED EXPENSES

Components of other payables and accrued expenses are as follows:

	As of June 30,
	2020	2021	2021
	RMB	RMB	US$

Payroll payable	10,781	16,246	2,517
Value-added tax recoverable	(1,509)	(3,696)	(572)
Employee’s individual income tax	946	1,268	196
Other miscellaneous taxes	34	60	9
Accrued expenses	4,899	4,781	740
Others	604	465	72
Other payables and accrued expenses	15,755	19,124	2,962

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

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

13.	SUNDRY INCOME, NET

Components of sundry income, net are as follows:

	For the years ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Government grants	415	5,104	4,945	765
Others	(156)	(27)	(255)	(39)
Total sundry income, net	259	5,077	4,690	726

Government grants were recognized as other income when received upon the compliance with the conditions, and primarily represented subsidies received from the local governments as reward for financial contribution and capital expenditure incurred on certain projects.

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

PRC

The Group’s subsidiary and VIEs incorporated in PRC are subject to PRC Enterprise Income Tax (“EIT”) law. Pursuant to the relevant laws and regulations in the PRC, Puyi Bohui is regarded as an accredited software company and a High and New Technology Enterprise (“HNTE”), and thus enjoys preferential tax treatments, including being exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Puyi Bohui, tax year 2015 was the first profit-making year and accordingly, from January 1, 2017 to December 31, 2019 Puyi Bohui has made a 12.5% tax provision for its profits; beginning from January 1, 2020, Puyi Bohui is qualified for west development taxation preference and is subject to an income tax rate for 15%. Puyi Zhongxiang is qualified for Shenzhen Qianhai modern services cooperation district entity tax preference and is subject to an income tax rate for 15%. Chongqing Fengyi and Puyi Consulting are qualified for west development taxation preference and are subject to an income tax rate for 15%. Dake is qualified as a small low-profit enterprise with estimated annual taxable income of less than RMB1 million in the fiscal year 2021 and its annual effective enterprise income tax rate is 5%. Other PRC subsidiaries are subject to a standard 25% EIT.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

14.	INCOME TAXES (cont.)

The components of the income tax provision (benefit) are as follows:

	For the years ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Current	10,288	3,382	1,072	166
Deferred	(892)	(5,776)	(10,680)	(1,654)
Total income tax expense (benefit)	9,396	(2,394)	(9,608)	(1,488)

The principal components of the deferred income tax assets and liabilities are as follows:

	As of June 30,
	2020	2021	2021
	RMB	RMB	US$

Non-current deferred tax assets:
Tax loss carry forward	12,275	22,149	3,430
Allowance for doubtful accounts, credit losses and impairment losses	1,723	1,723	267
Subtotal	13,998	23,872	3,697
Less: valuation allowances	3,089	2,284	353
Total	10,909	21,588	3,344

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

The Group had total tax loss carry-forwards of RMB76,742 and RMB121,530 as of June 30, 2020 and 2021, respectively. As of June 30, 2021, the tax loss carry-forwards of RMB5,051, RMB4,429, RMB37,760, and RMB74,290 are to expire for the years ending June 30, 2023, 2024, 2025 and 2026, respectively. During the years ended June 30, 2019 and 2020, there was no tax loss carried forward expired and canceled. For the year ended June 30, 2021, there was no tax loss carried forward expired, while tax loss carried forward of RMB4,141 was canceled due to the disposal of Zhonghui.

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Income (loss) from operations before income taxes	61,419	(35,945)	(55,674)	(8,623)
PRC income tax statutory rate	25%	25%	25%	25%
Income tax expense (benefit) at statutory tax rate	15,355	(8,986)	(13,919)	(2,156)
Preferential tax treatments	(6,606)	4,633	403	62
Super deduction of qualified R&D expenditures	(857)	447	(360)	(56)
Expenses not deductible for tax purposes	388	391	998	155
Uncertain tax provision	600	-	2,800	434
Tax expenses not deductible for book purposes	-	(727)	-	-
Others	(413)	(312)	240	37
Valuation allowances	929	2,160	230	36
Income tax expense (benefit)	9,396	(2,394)	(9,608)	(1,488)

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

As of June 30, 2020 and 2021, the Group had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Group intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

The Group analyzes its uncertain income tax positions concerning transfer pricing on a regular basis, which were primarily concerned with sales activities conducted among the subsidiaries that had different income tax rates (ranging from 5% to 25%) and the amount of taxes that could have been paid additionally, in aggregation, had those sales activities were conducted among subsidiaries without any preferential income tax rates. When such potential impact is identified, the Group recognize 100% of the calculated income tax exposure as an income tax expense and other tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2019, 2020 and 2021 the Company had RMB9,300, RMB9,300, and RMB12,100 of unrecognized tax benefits that if recognized would affect the annual effective tax rate. We recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. For years ended June 30, 2019, 2020 and 2021 the Company recognized no interest or penalty expense related to unrecognized tax benefits.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

14.	INCOME TAXES (cont.)

Movements of unrecognized tax benefits are as follows:

	RMB	US$

Balance as of June 30, 2018	8,700	1,315
Provisions for uncertain tax positions during the year ended June 30, 2019	600	40
Balance as of June 30, 2019	9,300	1,355
Provisions for uncertain tax positions during the year ended June 30, 2020	-	-
Balance as of June 30, 2020	9,300	1,316
Provisions for uncertain tax positions during the year ended June 30, 2021	2,800	434
Balance as of June 30, 2021	12,100	1,874

15.	EARNINGS (LOSS) PER SHARE

The computation of basic and diluted net income (loss) per ordinary share is as follows:

	Years ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Numerator:
Net income (loss)	52,023	(33,551)	(46,066)	(7,135)
Less: Net income (loss) attributable to the non-controlling interests	(1,508)	(648)	304	47
Net income (loss) attributable to the Group’s shareholders	53,531	(32,903)	(46,370)	(7,182)

Denominator:
Weighted average number of ordinary shares outstanding	84,997,628	90,472,014	90,472,014	90,472,014

Basic & diluted net income (loss) per ordinary share	0.630	(0.364)	(0.513)	(0.079)

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

16.	CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

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

Condensed Statements of Financial Position

	As of June 30,
	2020	2021	2021
	RMB	RMB	US$

ASSETS:
Current assets:
Cash and cash equivalents	15,286	12,770	1,978
Total current assets	15,286	12,770	1,978

Investments in subsidiaries	352,755	307,741	47,663
Total assets	368,041	320,511	49,641

LIABILITIES AND EQUITY:
LIABILITIES:
Current liabilities:
Other payables and accrued expenses	85	210	33
Total current liabilities	85	210	33
Total liabilities	85	210	33

Commitments and contingencies
EQUITY:
Ordinary shares (Authorized shares: 2,000,000,000 at US$0.001 each; issued and outstanding shares: 90,472,014 and 90,472,014 as of June 30, 2020 and 2021, respectively)	600	600	93
Additional paid-in capital	224,702	224,694	34,801
Retained earnings	142,187	95,817	14,840
Accumulated other comprehensive income	467	(810)	(126)
Total equity	367,956	320,301	49,608
Total liabilities and equity	368,041	320,511	49,641

Condensed Statements of Operations and Comprehensive Income (Loss)

	Years ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

General and administrative expenses	129	(1,286)	(1,369)	(212)
Interest income	361	188	68	11
Equity in earnings (loss) of subsidiaries	53,220	(31,805)	(45,067)	(6,980)
Income (loss) before income taxes	53,710	(32,903)	(46,368)	(7,181)
Income tax expense	(179)	-	(2)	(1)
Net income (loss)	53,531	(32,903)	(46,370)	(7,182)
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	11	456	(1,277)	(198)
Total Comprehensive income (loss)	53,542	(32,447)	(47,647)	(7,380)

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

17.	RELATED PARTY TRANSACTIONS

The following is a list of the related parties with whom the Group conducted significant transactions, and their relationship with the Group:

Related parties	Relationship
Mr. Yu Haifeng	Controlling shareholder and Chairman of the Group CEO of the Group until September 20, 2019
Fanhua Inc.	Shareholder of Puyi since September 2018 who has approximately 4.5% of Puyi and shares a common director with Puyi
Fanhua Lianxing Insurance Sales Co., Ltd.	Subsidiary of Fanhua Inc.
Tibet Zhuli Investment Co., Ltd.	Subsidiary of Fanhua Inc.
Mr. Tang Jianping	Minority shareholder of Zhonghui, who holds its 48% shares. As we disposed Zhonghui in December 2020, Mr. Tang Jianping was not our related party since then.
Shenzhen Taozhan Trade Co., Ltd.	Mr. Tang Jianping’s wife holds its 48% shares. As we disposed Zhonghui in December 2020, this entity was not our related party since then.
Red Lake Yongjin No.1 (Shenzhen) Investment LLP	A vehicle controlled by Mr. Tang Jianping by April 2020 and managed by the Group thereafter. As we disposed Zhonghui in December 2020, this entity was not our related party since then.
Shenzhen Red Lake Shengchuang Investment LLP	Ultimately controlled by Mr. Tang Jianping. As we disposed Zhonghui in December 2020, this entity was not our related party since then.
Jinhui Red Lake (Shenzhen) Enterprise Management Co., Ltd.	Mr. Tang Jianping is the executive partner of this entity. As we disposed Zhonghui in December 2020, this entity was not our related party since then.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

Related party transactions:

	Years ended June 30,
	Note	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Loan provided to related parties
Shenzhen Red Lake Shengchuang Investment LLP	a	-	718	-	-
Jinhui Red Lake (Shenzhen) Enterprise Management Co., Ltd.	b	-	119	-	-
Subtotal		-	837	-	-

Repayment of loan from related parties
Shenzhen Red Lake Shengchuang Investment LLP	a	-	175	-	-
Jinhui Red Lake (Shenzhen) Enterprise Management Co., Ltd.	b	-	5	-	-
Shenzhen Taozhan Trade Co., Ltd.	c	410	-	-	-
Mr. Yu Haifeng	e	80	-	-	-
Subtotal		490	180	-	-

Loan received from related party
Tibet Zhuli Investment Co., Ltd.	f	50,000	-	-	-

Interest expense
Tibet Zhuli Investment Co., Ltd.	f	1,048	-	-	-

Repayment of loan to related party
Tibet Zhuli Investment Co., Ltd.	f	51,048	-	-	-

Advisory fee expense
Red Lake Yongjin No.1 (Shenzhen) Investment LLP	g	581	-	-	-

Other services
Income from Fanhua Lianxing Insurance Sales Co., Ltd.	d	-	-	1,146	178
Amount received from Fanhua Lianxing Insurance Sales Co., Ltd.	d	-	-	494	77

Notes

(a)	Zhonghui provided interest free loans to Shenzhen Red Lake Shengchuang Investment LLP (“Shengchuang”) totaling RMB718 from December 2019 to June 2020. As of June 30, 2020, RMB175 had been returned. As we disposed Zhonghui in December 2020, this entity was not our related party since then.

(b)	Zhonghui provided interest free loans to Jinhui Red Lake (Shenzhen) Enterprise Management Co., Ltd. (“Jinhui”) totaling RMB119 from February 2020 to June 2020. As of June 30, 2020, RMB5 had been returned. As we disposed Zhonghui in December 2020, this entity was not our related party since then.

(c)	Zhonghui, a subsidiary acquired by the Group in July 2018, provided an interest free loan of RMB1,000 to Shenzhen Taozhan Trade Co., Ltd. (“Taozhan”). During the year ended June 30, 2019, Taozhan repaid RMB410 to the Group. As we disposed Zhonghui in December 2020, this entity was not our related party since then.

(d)	Starting from January 2021, the Group cooperated with Fanhua Lianxing Insurance Sales Co., Ltd (“Lianxing”) and received service fee with VAT totaling RMB1,215 and without VAT totaling RMB1,146 from marketing insurance products for Lianxing. As of June 30, 2021, RMB494 with VAT had been received.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

17.	RELATED PARTY TRANSACTIONS (cont.)

(e)	The Group provided a loan to Mr. Yu Haifeng in June 2018. The loan has been repaid in July 2018.

(f)	In August 2018, the Group received a short-term loan with a principal amount of RMB50,000 from Tibet Zhuli Investment Co., Ltd. (“Tibet Zhuli”), which was controlled by Fanhua Inc, the Group’s shareholder. The amounts are unsecured, bearing interest at 8.5% per annum and are repayable after 6 months from the date of the agreement. The principal and interest of the loan have been fully repaid as of June 30, 2019.

(g)	In September 2018, the Group incurred advisory fee expenses to Red Lake Yongjin No.1 (Shenzhen) Investment LLP for a potential non-performing loan project.

Amounts due from related parties:

	As of June 30,
	Note	2020	2021	2021
		RMB	RMB	US$

Shenzhen Red Lake Shengchuang Investment LLP	a	543	-	-
Jinhui Red Lake (Shenzhen) Enterprise Management Co., Ltd	b	114	-	-
Shenzhen Taozhan Trade Co., Ltd.	c	590	-	-
Fanhua Lianxing Insurance Sales Co., Ltd.	d	-	721	112
Total		1,247	721	112

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

18.	NON-CONTROLLING INTEREST

On July 3, 2018, the Group acquired 51% equity interest of Zhonghui. Zhonghui was sold to a third party in December 2020, and had been divested from our consolidated financial statement since then. As of June 30, 2020 non-controlling interest related to the 49% minority interest in Zhonghui was RMB2,525. As of June 30, 2021, non-controlling interest was RMB nil.

For the years ended June 30, 2019 and 2020, non-controlling interest related to Zhonghui in the Consolidated Statements of Operations and Comprehensive Income (Loss) was loss of RMB1,508 and RMB648, respectively. For the year ended June 30, 2021, non-controlling interest related to Zhonghui in the Consolidated Statements of Operations and Comprehensive Income (Loss) was gain of RMB304.

19.	STATUTORY RESERVE

Subsidiaries operate in the PRC are required to reserve 10% of their net profits after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year.

The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends. As of June 30, 2020 and 2021, the balance of statutory reserve was RMB21,873 and RMB23,103, respectively.

20.	CONCENTRATIONS

Concentration risks

Details of the customers accounting for 10% or more of total net revenues are as follows:

	Years ended June 30,
	2019	% of net revenues	2020	% of net revenues	2021	2021	% of net revenues
	RMB		RMB		RMB	US$

Company A	109,130	53.7%	*	*	29,264	4,532	15.3%
Company B	*	*	45,921	35.5%	122,723	19,008	64.2%
Company C	23,987	11.8%	14,703	11.3%	*	*	*
Company D	*	*	16,790	13.0%	*	*	*
	133,117	65.5%	77,414	59.8%	151,987	23,540	79.5%

*	represented less than 10% of total net revenues for the year ended.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

20.	CONCENTRATIONS (cont.)

Details of the customers which accounted for 10% or more of accounts receivable, net are as follows:

	As of June 30,
	2020	%	2021	2021	%
	RMB		RMB	US$

Company A	6,690	16.8%	16,484	2,553	29.9%
Company B	14,543	36.5%	31,662	4,904	57.4%
Company D	11,042	27.7%	*	*	*
	32,275	81.0%	48,146	7,457	87.3%

*	represented less than 10% of account receivables as of the year end.

21.	CONTINGENCIES

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

The COVID-19 continues to have, a severe and negative impact on the Chinese and the global economy. Whether this will lead to a prolonged downturn in the economy is still unknown. The global spread of COVID-19 pandemic in major countries of the world have and may continue result in global economic distress, and the nature of and extent to which it may affect the Group’s results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. There may be potential continuing impacts on subsequent periods if the pandemic and the resulting disruption were to extend over a prolonged period.

23.	SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the issuance of the consolidated financial statements and no subsequent event has been identified that would have required adjustment or disclosure in the consolidated financial statements.