Form 20-F
period 2023-06-30
PUYI, INC.
filed 2023-09-25
CIK 1750264

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended June 30, 2023

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 90,472,014 ordinary shares, par value $0.001 per share, as of June 30, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐	Large Accelerated filer	☒	Accelerated filer
☐	Non-accelerated filer	☒	Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADS(s)” refers to our American depositary share(s), each ADS representing 1.5 ordinary shares;

●	“assets under management” or “AUM” refers to the net asset value of funds we manage under our asset management services, for which we are entitled to management fees and performance-based carried interest;

●	“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong Special Administrative Region and the Macau Special Administrative Region except when we reference specific laws and regulations adopted by the PRC, and excluding Taiwan for purposes of this annual report;

●	“EIT” refers to PRC enterprise income tax;

●	“emerging middle class population” refers to individuals in China with investable assets of between RMB30,000 and RMB600,000;

●	“FoF(s)” refers to fund(s) of funds;

●	“MOFCOM” refers to the Ministry of Commerce of the PRC;

●	“affluent population” refers to individuals in China with investable assets of between RMB600,000 and RMB6 million;

●	“NASDAQ” refers to the NASDAQ Global Market;

●	“ordinary shares” refers to our ordinary shares, par value US$0.001 per share;

●	“PIPE” refers to private investment in public equity;

●	“Puyi,” “we,” “us,” “our company,” “our group” and “our” refer to Puyi Inc. and its subsidiaries, and when describing our operations and consolidated financial information, also include the VIEs in China;

●	“Puyi Consulting” or “WFOE” refers to Puyi Enterprises Management Consulting Co., Ltd. (普益企业管理咨询有限公司), which was incorporated as our wholly foreign-owned subsidiary in Chengdu, Sichuan, PRC in August 2018;

●	“QDII” refers to Qualified Domestic Institutional Investor;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SAFE” refers to the State Administration of Foreign Exchange of China;

●	“transaction value” refers to the aggregate value of the wealth management products we distribute through our wealth management business during a given period;

●	“TMT” refers to the telecommunications, media and technology;

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States;

●	“VIE” refers to Chengdu Puyi Bohui Information Technology Co., Ltd. (成都普益博汇信息技术有限公司); and

●	“VIEs” refer to Chengdu Puyi Bohui Information Technology Co., Ltd. and its subsidiaries, all of which are consolidated in the financial statements of Puyi Inc., the primary beneficiary through the contractual arrangements, in accordance with U.S. GAAP.

Our reporting currency is Renminbi because our business is mainly conducted in China and a substantial majority of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2513 to US$1.00, the exchange rate on June 30, 2023 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

Puyi Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and by the VIEs based in China through contractual arrangements. Due to the PRC legal restrictions on foreign investment in wealth and asset management businesses when our group was established, which restrictions were removed from the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Edition), we operate a significant part of our business through contractual arrangements between the VIE and our WFOE. The contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. As of the date of this annual report, we owned only 0.96% equity interests in the VIEs through our WFOE, and thus may be unable to enforce the terms of the contractual arrangements. Any reference to control or benefits that accrue to us because of the contractual arrangement with the VIEs are limited to and subject to conditions that we have satisfied for consolidation of the VIEs under U.S. GAAP. Puyi Inc. consolidates the operations and financial results of the VIEs in its financial statements as the primary beneficiary for accounting purposes. In addition, we, through the VIEs, hold the required licenses and permits necessary to conduct our business in China. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China (except for the 0.96% equity interests we own in the VIEs) but instead are purchasing equity interest in a Cayman Islands holding company.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. As of the date of this annual report, the PRC government does not prohibit the VIE structure, but allows establishment of and accepts the filing for VIE structures which comply with relevant regulations in foreign exchange, tax law and other respects. However, in the future the PRC government might disallow the VIE structure, which would likely result in a material change in our operations and/or value of our securities, including that it could cause the value of our securities to significantly decline or become worthless. If the PRC government deems that our contractual arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the VIEs being deconsolidated. A significant part of our assets, including the necessary licenses to conduct business in China, are held by the VIEs. A significant part of our revenues are generated by the VIEs. An event that results in the deconsolidation of the VIEs would have a material effect on our operations and result in the value of our securities diminishing substantially or even becoming worthless. Our holding companies, our subsidiaries and the VIEs, and investors of Puyi Inc. face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. Our ADSs may decline in value or become worthless if we are unable to consolidate the VIEs’ operations and financial results in our financial statements in accordance with U.S. GAAP since the VIEs conduct a significant part of our operations. In addition, the VIE agreements under the contractual arrangements have never been tested in a court of law in China. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We, our subsidiaries and the VIEs, face various legal and operational risks and uncertainties related to being based in and having the majority of our operations in China, including Hong Kong. The PRC government has significant authority to regulate, or exert influence on the ability of a company based in China, such as us, to conduct its business, accept foreign investments or list on the U.S. or other foreign exchanges. We, our subsidiaries and the VIEs, face potential risks associated with regulatory approvals of offshore future offerings, the use of the VIE, oversight on cybersecurity and data privacy. For example, recent regulatory actions undertaken by the PRC government, including the recent enactment of China’s new Data Security Law, the Measures for Cybersecurity Review (Revised Draft for Comments), Personal Information Protection Law, Provisional Administrative Measures on Overseas Offering and Listing of Securities by Domestic Companies with six Guidelines on Application of Regulatory Rules and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business, accept foreign investments, or carry out future offering and listing of securities on the U.S. or other foreign exchanges. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our future offering of securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The typical structure of cash flows through our organization is as follows: (i) our WFOE, Puyi Enterprises Management Consulting Co., Ltd., receives funds from Puyi Inc. through either capital contributions or loans; (ii) our WFOE makes loans to the VIEs; (iii) the VIEs receive funds generated from sales of products and/or services to third-party customers as well as to Puyi Inc. and its subsidiaries; and (iv) the VIEs pay service fees to our WFOE pursuant to the exclusive technical and consulting services agreement, and our WFOE transfers funds to Puyi Holdings (Hong Kong) Limited, which in turn transfers funds to Puyi Group Limited, and finally to Puyi Inc., all through distributions, dividends or repayment of shareholder loans. Cash transfers that have been made to date among Puyi Inc., our subsidiaries and the VIEs included the following: (1) cash received by our subsidiaries from the VIEs of RMB25.2 million, RMB13.9 million and RMB10.5 million for the fiscal years ended June 30, 2021, 2022 and 2023, respectively, for the provision of consulting services; (2) cash received by our subsidiaries from the VIEs of RMB1.8 million, RMB2.8 million and RMB5.3 million for the fiscal years ended June 30, 2021, 2022 and 2023, respectively, for the provision of technical services; (3) cash received by our subsidiaries from the VIEs of RMB1.6 million, RMB1.1 million and RMB1.1 million for the fiscal years ended June 30, 2021, 2022 and 2023, respectively, for the provision of office rental and other services; (4) cash received by the VIEs from our subsidiaries of RMB18.2 million, RMB2.4 million and nil for the fiscal years ended June 30, 2021, 2022 and 2023, respectively, for the provision of digital marketing and IT related services; (5) cash received by the VIEs from our subsidiaries as inter-company advances of RMB64.2 million, RMB76.8 million and RMB20.0 million for the fiscal years ended June 30, 2021, 2022 and 2023, respectively; (6) repayment of inter-company advances by the VIEs to our subsidiaries of RMB24.7 million, RMB70.3 million and RMB16.8 million for the fiscal years ended June 30, 2021, 2022 and 2023, respectively; (7) cash received by our subsidiaries from the VIEs as inter-company advances of RMB252.3 million, RMB214.1 million and RMB99.4 million for the fiscal years ended June 30, 2021, 2022 and 2023, respectively; (8) repayment of inter-company advances by our subsidiaries to the VIEs of RMB207.9 million, RMB238.5 million and RMB67.3million for the fiscal years ended June 30, 2021, 2022 and 2023, respectively. As of the date of this annual report, none of our Mainland China and Hong Kong subsidiaries and the VIEs has declared or paid any dividends or made any distributions to their respective holding companies, including Puyi Inc., nor does any of them have intention to do so. As of the date of this annual report, Puyi Inc. has not declared any dividend and does not have a plan to declare a dividend to its shareholders. No cash has been transferred to our investors. We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries and the VIEs. For details regarding the cash transfer between us, our subsidiaries and the VIEs, see “Item 3. Key Information—Transfer of Funds and Other Assets between Us, Our Subsidiaries and the VIEs,” “Item 3. Key Information—Financial Information Related to the VIEs,” and “Item 4. Information on Our Group—B. Business Overview—Cash Flows among Us, Our Subsidiaries and the VIEs.”

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements relate to, among others:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	the expected growth of the industries in which we operate;

●	our expectations regarding demand for and market acceptance of the products and services we distribute, manage or offer;

●	our expectations regarding keeping and strengthening our relationships with product providers;

●	relevant government policies and regulations relating to the industries in which we operate;

●	our ability to attract and retain qualified employees;

●	our ability to stay abreast of market trends and technological advances;

●	our plans to invest in research and development to enhance our product choices and service offerings;

●	competition in the industries in which we operate;

●	general economic and business conditions in China and internationally;

●	other conditions affecting our business, including geopolitical events, trade tensions, natural disasters, health epidemics and other developments beyond our control;

●	our ability to obtain certain licenses and permits necessary to operate and expand our businesses; and

●	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

Our Corporate Structure and Contractual Arrangements with the VIEs and Their Respective Individual Shareholders

Puyi Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and by the VIEs based in China through contractual arrangements. Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries are foreign-invested enterprises, or the subsidiaries of the foreign-invested enterprises. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of PRC companies engaging in wealth and asset management businesses when our group was established. Such prohibition and restrictions were removed from the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Edition). Due to the aforementioned restrictions when our group was established, we operate a significant part of our business through contractual arrangements between the VIEs and our WFOE. The contractual arrangements are not equivalent to an equity ownership in the VIEs. As of the date of this annual report, we owned only 0.96% equity interests in the VIEs through our WFOE, and thus may be unable to enforce the terms of the contractual arrangements. Any reference to control or benefits that accrue to us because of contractual arrangement with the VIEs are limited to and subject to conditions that we have satisfied for consolidation of the VIEs under U.S. GAAP. Puyi Inc. consolidates the operations and financial results of the VIEs in its financial statements as the primary beneficiary for accounting purposes. In addition, we, through the VIEs, hold the required licenses and permits necessary to conduct our business in China. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China (except for the 0.96% equity interests we own in the VIEs) but instead are purchasing equity interest in a Cayman Islands holding company.

We rely on the contractual arrangements with the VIE and its subsidiaries for our business operations. A series of contractual agreements, including an exclusive option agreement, an exclusive technical and consulting service agreement, an equity interest pledge agreement, a spousal consent letter and a power of attorney, have been entered into by and among Puyi Consulting, Puyi Bohui and its nominee shareholder. These contractual agreements enable us to (i) have power to direct the activities that most significantly affect the economic performance of the VIE and its subsidiaries; (ii) receive substantially all of the economic benefits from the VIE and its subsidiaries in consideration for the services provided by Puyi Consulting; and (iii) have an exclusive option to purchase all the equity interests in the VIE when and to the extent permitted by PRC laws.

Our corporate structure is subject to risks associated with our contractual arrangements in connection with the VIE. The contractual arrangements may not be as effective as equity ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of these arrangements. Additionally, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. It is uncertain whether any new PRC laws or regulations relating to the contractual arrangements will be adopted or what they would provide if adopted. If the corporate structure and the contractual arrangements are deemed by relevant regulatory authority or court to be illegal or invalid, either in whole or in part, we may have to modify such structure to comply with regulatory requirements. Further, if the corporate structure and the contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authority would have broad discretion to take action in dealing with the violation or failure, in which case, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. The VIE agreements under the contractual arrangements have never been tested in a court of law in China. Our Cayman Islands holding company, our subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements in connection with the VIE and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “—D. Risk Factors—Risks Related to Our Corporate Structure.”

We, our subsidiaries and the VIEs, face various legal and operational risks and uncertainties related to being based in and having the majority of our operations in China, including Hong Kong. The PRC government has significant authority to regulate, or exert influence on the ability of a company based in China, such as us, to conduct its business, accept foreign investments or list on the U.S. or other foreign exchanges. We, our subsidiaries and the VIEs, face potential risks associated with regulatory approvals of offshore future offerings, the use of the VIE, oversight on cybersecurity and data privacy. For example, recent regulatory actions undertaken by the PRC government, including the recent enactment of China’s new Data Security Law, the Measures for Cybersecurity Review (Revised Draft for Comments), Personal Information Protection Law, Provisional Administrative Measures on Overseas Offering and Listing of Securities by Domestic Companies with six Guidelines on Application of Regulatory Rules and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business, accept foreign investments, or carry out future offering and listing of securities on the U.S. or other foreign exchanges. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our future offering of securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks related to doing business in China, see “—D. Risk Factors—Risks Related to Doing Business in China.”

The following diagram illustrates the corporate structure of us and the VIEs, including the names, places of incorporation and the proportion of ownership interests in our and the VIE’s subsidiaries as of June 30, 2023:

Transfer of Funds and Other Assets between Us, Our Subsidiaries and the VIEs

The typical structure of cash flows through our organization is as follows: (i) our PRC subsidiaries receive funds from Puyi Inc. through either capital contributions or loans; (ii) our PRC subsidiaries make loans to the VIEs; (iii) the VIEs receive funds generated from sales of products and/or services to third-party customers as well as to Puyi Inc. and its subsidiaries; and (iv) the VIEs pay service fees to our PRC subsidiaries pursuant to the exclusive technical and consulting services agreement, and our PRC subsidiaries transfer funds to our non-PRC subsidiaries, and finally to Puyi Inc., all through distributions, dividends or repayment of shareholder loans. As of the date of this annual report, none of our subsidiaries and the VIEs has declared or paid any dividends or made any distributions to their respective holding companies, including Puyi Inc., nor does any of them have intention to do so. As of the date of this annual report, Puyi Inc. has not declared any dividend and does not have a plan to declare a dividend to its shareholders. No cash have been transferred to our investors. We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries and the VIEs. For details regarding the cash transfer between us, our subsidiaries and the VIEs, see “—Financial Information Related to the VIEs” and “Item 4. Information on Our Group—B. Business Overview—Cash Flows among Us, Our Subsidiaries and the VIEs.”

There are limitations on our ability to transfer cash between us, our subsidiaries and the VIEs, and there is no assurance that China’s government will not intervene or impose restrictions on the ability of us, our subsidiaries and the VIEs to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into our, our subsidiaries’ and the VIEs’ business and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between us, our subsidiaries and the VIEs, see “—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect our operations and the value of your investment.”

Financial Information Related to the VIEs

The following tables present the selected condensed consolidating schedules depicting the financial position as of June 30, 2022 and 2023, and results of operations and cash flows for the fiscal years ended June 30, 2021, 2022 and 2023 for the parent, the VIEs, the WFOEs and an aggregation of other entities, eliminating intercompany amounts and consolidated totals (in thousands of RMB).

In these tables, “parent” refers to Puyi Inc., the Nasdaq listed company which is a Cayman exempted company. “VIEs” refers to Puyi Bohui and its subsidiaries. “WFOEs” refers to Puyi’s wholly-owned PRC subsidiaries, Puyi Consulting and its subsidiaries. “Other subsidiaries” refer to Puyi Group, which is a BVI company, and Puyi HK, which is a Hong Kong company and a 100% subsidiary owned by Puyi Group.

Selected Condensed Consolidating Schedule of Balance Sheets

	As of June 30, 2023
	Parent	VIEs	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
Cash and cash equivalents	2,605	63,527	97,610	728	-	164,470
Restricted cash	-	8,258	-	-	-	8,258
Inter-group balance due from VIEs and subsidiaries	809	52,080	49,160	-	(102,049)	-
Investments in subsidiaries	213,620	-	-	-	(213,620)	-
Other assets	-	68,310	30,424	71	-	98,805
Total assets	217,034	192,175	177,194	799	(315,669)	271,533
Inter-group balance due to VIEs and subsidiaries	-	49,180	52,040	21	(101,241)	-
Inter-group balance due to parent	-	-	-	793	(793)	-
Other liabilities	-	40,062	14,437	-	-	54,499
Total liabilities	-	89,242	66,477	814	(102,034)	54,499
Total equity	217,034	102,933	110,717	(15)	(213,635)	217,034

	As of June 30, 2022
	Parent	VIEs	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
Cash and cash equivalents	11,732	123,276	58,647	604	-	194,259
Restricted cash	-	118,796	-	-	-	118,796
Inter-group balance due from VIEs and subsidiaries	77	20,000	46,029	-	(66,106)	-
Investments in subsidiaries	248,459	-	-	-	(248,459)	-
Other assets	-	91,869	59,012	-	-	150,881
Total assets	260,268	353,941	163,688	604	(314,565)	463,936
Inter-group balance due to VIEs and subsidiaries	-	46,008	20,000	21	(66,029)	-
Inter-group balance due to parent	-	-	-	77	(77)	-
Other liabilities	217	181,959	21,709	-	-	203,885
Total liabilities	217	227,967	41,709	98	(66,106)	203,885
Total equity	260,051	125,974	121,979	506	(248,459)	260,051

Selected Condensed Consolidating Schedule of Results of Operations

	For the fiscal year ended June 30, 2023
	Parent	VIEs	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
Revenues	-	87,728	40,582	705	(14,575)	114,440
Cost of revenues	-	(20,979)	(7,765)	-	12,608	(16,136)
Operating expenses	(2,084)	(105,641)	(51,054)	(1,233)	2,904	(157,108)
Loss from operations	(2,084)	(38,892)	(18,237)	(528)	937	(58,804)
Other income, net	286	19,158	5,295	10	(937)	23,812
Share of loss from subsidiaries	(41,771)	-	-	-	41,771	-
Loss before income taxes	(43,569)	(19,734)	(12,942)	(518)	41,771	(34,992)
Income tax expense	(8)	(3,307)	(5,270)	-	-	(8,585)
Net loss	(43,577)	(23,041)	(18,212)	(518)	41,771	(43,577)

	For the fiscal year ended June 30, 2022
	Parent	VIEs	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
Revenues	-	159,181	46,841	-	(17,281)	188,741
Cost of revenues	-	(45,535)	(5,104)	-	16,805	(33,834)
Operating expenses	(1,610)	(153,695)	(74,998)	(159)	1,452	(229,010)
Loss from operations	(1,610)	(40,049)	(33,261)	(159)	976	(74,103)
Other income, net	227	4,784	8,476	-	(976)	12,511
Share of loss from subsidiaries	(59,220)	-	-	-	59,220	-
Loss before income taxes	(60,603)	(35,265)	(24,785)	(159)	59,220	(61,592)
Income tax (expense) benefit	(64)	1,652	(663)	-	-	925
Net loss	(60,667)	(33,613)	(25,448)	(159)	59,220	(60,667)

	For the fiscal year ended June 30, 2021
	Parent	VIEs	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
Revenues	-	193,013	37,954	-	(39,767)	191,200
Cost of revenues	-	(69,985)	(13,825)	-	39,767	(44,043)
Operating expenses	(1,369)	(184,600)	(35,726)	(108)	1,464	(220,339)
Loss from operations	(1,369)	(61,572)	(11,597)	(108)	1,464	(73,182)
Other income, net	68	7,828	11,076	-	(1,464)	17,508
Share of loss from subsidiaries	(45,067)	-	-	-	45,067	-
Loss before income taxes	(46,368)	(53,744)	(521)	(108)	45,067	(55,674)
Income tax (expense) benefit	(2)	12,017	(2,407)	-	-	9,608
Net loss	(46,370)	(41,727)	(2,928)	(108)	45,067	(46,066)
Less: net income attributable to non-controlling interests	-	304	-	-	-	304
Net loss attributable to Puyi Inc.’s shareholders	(46,370)	(42,031)	(2,928)	(108)	45,067	(46,370)

Selected Condensed Consolidating Schedule of Cash Flows

	For the fiscal year ended June 30, 2023
	Parent	VIEs	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
Net cash provided by (used in) operating activities	(2,735)	(165,366)	32,076	124	-	(135,901)
Net cash used in investing activities	(6,952)	(4,921)	(65)	(6,952)	13,904	(4,986)
Net cash provided by financing activities	-	-	6,952	6,952	(13,904)	-
Net increase (decrease) in cash and cash equivalents, and restricted cash	(9,687)	(170,287)	38,963	124	-	(140,887)
Cash and cash equivalents, and restricted cash at the beginning of year	11,732	242,072	58,647	604	-	313,055
Effect of exchange rate changes on cash and cash equivalents	560	-	-	-	-	560
Cash and cash equivalents, and restricted cash at the end of year	2,605	71,785	97,610	728	-	172,728

	For the fiscal year ended June 30, 2022
	Parent	VIEs	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
Net cash provided by (used in) operating activities	(1,455)	52,727	(60,676)	(144)	-	(9,548)
Net cash used in investing activities	-	(9,497)	(1,099)	-	-	(10,596)
Net cash provided by (used in) financing activities	-	-	-	-	-	-
Net increase (decrease) in cash and cash equivalents, and restricted cash	(1,455)	43,230	(61,775)	(144)	-	(20,144)
Cash and cash equivalents, and restricted cash at the beginning of year	12,770	198,842	120,422	748	-	332,782
Effect of exchange rate changes on cash and cash equivalents	417	-	-	-	-	417
Cash and cash equivalents, and restricted cash at the end of year	11,732	242,072	58,647	604	-	313,055

	For the fiscal year ended June 30, 2021
	Parent	VIEs	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
Net cash provided by (used in) operating activities	(1,239)	11,169	(12,708)	(47)	-	(2,825)
Net cash provided by (used in) investing activities	-	54,489	(6,499)	-	-	47,990
Net cash provided by (used in) financing activities	-	-	-	-	-	-
Net increase (decrease) in cash and cash equivalents, and restricted cash	(1,239)	65,658	(19,207)	(47)	-	45,165
Cash and cash equivalents, and restricted cash at the beginning of year	15,286	133,184	139,629	795	-	288,894
Effect of exchange rate changes on cash and cash equivalents	(1,277)	-	-	-	-	(1,277)
Cash and cash equivalents, and restricted cash at the end of year	12,770	198,842	120,422	748	-	332,782

Summary of Risk Factors

Below please find a summary of the principal risks we, our subsidiaries and the VIEs face. For a detailed description of the risk factors we, our subsidiaries and the VIEs face, see “—D. Risk Factors.”

Risks Related to Our Business and Industry

We, our subsidiaries and the VIEs, are subject to risks and uncertainties related to our business and industry, including but not limited to the following:

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

●	If we fail to recruit and retain qualified seed clients and financial advisors, our business could suffer;
●	We rely on highly qualified product providers that we collaborate with;
●	A decline in the investment performance of products distributed or managed by us could negatively impact our revenues and profitability;
●	Any material decrease in the fee rates for our services may have an adverse effect on our revenues, cash flow and results of operations;
●	We depend on a small number of third-party fund product providers to derive a substantial portion of our net revenues and this dependence is likely to continue;
●	Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including employee and financial advisor team misconduct.

Risks Related to Our Corporate Structure

We, our subsidiaries and the VIEs, are also subject to risks and uncertainties related to our corporate structure, including but not limited to the following:

●

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to fund management businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

●

We rely on contractual arrangements with the VIE and its principal shareholder Mr. Yu Haifeng for a portion of our China operations, which may not be as effective as ownership in directing operational activities of the VIEs;

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

●	The principal shareholder of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition;
●

We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of certain portion of our business if the VIEs goes bankrupt or become subject to a dissolution or liquidation proceeding;

●	If we were deemed to be an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business and the price of our ordinary shares.

Risks Related to Doing Business in China

We, our subsidiaries and the VIEs, face risks and uncertainties related to doing business in China in general, including but not limited to the following:

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

●

We may be subject to penalties for failure to make adequate contributions to social security and housing provident fund by some subsidiaries of the VIE pursuant to the relevant PRC laws and regulations;

●	If the Administrative Measures for the Compliance Audit on Personal Information Protection takes effect in the coming years, we may be obliged to carry out compliance audit (or have compliance audit carried out) on personal information protection at least once for every two years.

Risks Related to Our ADSs

We, our subsidiaries and the VIEs, are subject to risks and uncertainties related to our ADSs, including but not limited to the following:

●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs;

●	Our results of operations and the value of our ADSs may be affected by geopolitical events, trade tensions and other developments beyond our control, which may in turn adversely affect the economic and market conditions in China and globally;

●	The market price for our ADSs may continue to be volatile;

●	We do not expect to pay dividends in the foreseeable future and you may have to rely on price appreciation of our ADSs for any return on your investment;

●	Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline;

●	You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote;

●	Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you;

●	You may be subject to limitations on transfer of your ADSs;

●	Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement;

●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

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

China’s wealth management marketplace is a relatively new and evolving industry, and the laws and regulations governing our services are still developing. There are substantial uncertainties as to the legal system and the interpretation and implementation of the PRC laws and regulations applicable to the wealth management industry. The PRC government has adopted a unified regulatory framework governing the distribution and management of fund products. Under the Measures for the Supervision and Administration of Distributors of Publicly Raised Securities Investment Funds which was promulgated by the China Securities Regulatory Commission (the “CSRC”) on August 28, 2020 and effective on October 1, 2020 (the “Distributor Measures”), a license is required for the distribution of standardized products, including publicly raised fund products and privately raised securities investment fund products. See “Item 4. K Information on the Company — B. Business Overview — Regulations”. Fanhua Puyi has obtained a fund distribution license from the CSRC and we entered into a majority of fund distribution agreements with fund managers through this subsidiary.

In addition, fund managers managing privately raised funds are required to register with the Asset Management Association of China (the “AMAC”); unregistered individuals or institutions are not permitted to conduct securities investment activities under the names of “funds” or “fund management”. To comply with PRC laws, we currently collaborate with licensed fund managers and structure our fund management services as providing services to them. Neither the fund management services under service agreements with fund managers, nor our service fees generated from such agreements are prohibited by the applicable laws and regulations. However, we cannot assure you that the relevant PRC government will agree with our interpretation of the relevant laws and regulations. If the PRC government interprets the relevant rules differently and deems our role in such arrangements as requiring the fund management license, it may order us to cease our provision of fund management services until we acquire the fund management license. We cannot assure you that we will be able to obtain the fund management license promptly, if at all, and any failure to do so would require us to permanently cease such services, which may materially and adversely affect our business.

On November 1, 2021, certain local offices of CSRC issued Circular on Pilot Implementation of Investment Consulting Business of the Publicly Raised Securities Investment Funds (the “Circular”) with immediate effect and, on June 9, 2023, the CSRC promulgated Administrative Measures on Investment Consulting Business of Publicly Raised Securities Investment Fund (Draft for Comments, the “Draft”). The Circular and the Draft provide that portfolios of publicly raised funds are required to be distributed through institutions with qualified investment consulting licenses; institutions without qualified investment consulting licenses are not permitted to conduct distribution of portfolios of publicly raised funds under the names “portfolios.” To comply with PRC laws, we currently collaborate with licensed institutions to distribute portfolios of publicly raised funds and structure our selection of portfolios as providing services to them. Neither collaboration with licensed institutions for distribution of portfolios of publicly raised funds nor our service fees generated from such arrangement are prohibited by the applicable laws and regulations. However, we cannot assure you that the relevant PRC government will agree to our interpretation of the relevant laws and regulations. If the PRC government interprets the relevant rules differently and deems our role in such arrangement as those distributors requiring the qualified investment consulting license, it may order us to cease our distribution of portfolios of publicly raised funds until we acquire the qualified investment consulting license. If so ordered, we cannot assure you that we will be able to obtain the qualified investment consulting license in a timely manner, or at all, and any failure to do so would require us to permanently cease the distribution of portfolios of publicly raised funds, which may materially and adversely affect our business, results of operations and prospects.

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

We have launched three mobile apps; one is “Puyi Fund” (普益基金), which enables our clients to complete transactions online in relation to our fund products; the second is “i Financial Planner” (i理财师), which provides a one-stop online management tool and empowers financial advisors to provide better services; and the third is “Puyi business school” (普益商学院), which provides investor education. According to the Provisions on the Administration of Mobile Internet Application Information Services, or the App Provisions, issued by Cyberspace Administration of China on June 28, 2016 and as amended on August 1, 2022, any owner or operator providing information services through a mobile internet application, or an “app,” must obtain the relevant qualification(s) as required by laws and regulations. The App Provisions, however, do not specify what “relevant qualification(s)” an app owner or operator must obtain. In practice, operational activities of a company conducted through an app is subject to the supervision of the local counterparts of the Information Communications Administration, and often, the local counterparts differentiate the operational activities conducted through websites and through apps. In many cases, standalone apps through which a company provides information services without any web-based online services are not required to obtain ICP licenses. However, the interpretation and enforcement of such laws and regulations are subject to the substantial discretion of the local authorities. As of the date of this annual report, we do not hold an ICP license for two of the three apps, and cannot rule out the possibility that the local counterparts of the Information Communications Administration would take the view that the current primary information services and transaction processing services provided by us through the apps would require an ICP license or that, without such license, we would be prohibited from rendering such services. If we were required to obtain an ICP license for these two apps, our inability to obtain the license in a timely manner or at all may have a material adverse effect on our business and operations.

If we fail to recruit and retain qualified seed clients and financial advisors, our business could suffer.

We rely on our seed clients (our repeat clients who also market our products or services to potential clients) and financial advisors (collectively referred to as our “financial advisor team”) to market our products or services to potential clients as well as to provide services to and to develop and maintain relationships with our existing clients. As we further grow our business and expand into new cities and regions, our need for a high-quality financial advisor team will increase. We have been actively recruiting and will continue to recruit qualified financial advisor team member to join our coverage network. However, there is no assurance that we can recruit and retain a sufficient financial advisor team meeting our high-quality requirements to support our further growth. In some of the areas covered by our branch offices, the pool from which we can recruit financial advisor team member is smaller than in major economic centers such as Shanghai and Beijing. Even if we are able to recruit a sufficient financial advisor team, we may need to incur significant training and administrative related expenses in order to prepare them to market our products or services, which would increase our operating costs and reduce our profitability. In addition, we pay service fees to our seed clients and financial advisors as returns. Although such fees are not prohibited by applicable laws and regulations, we cannot assure you that relevant authorities would not deem that our seed clients and financial advisors are distributing products on our behalf and prohibit such fee payment in the future. If so, we may be subject to fines and/or may be ordered to cease paying such fees to our seed clients and financial advisors, and unable to attract and retain highly productive seed clients and financial advisors, and our business could be materially and adversely affected.

We rely on highly qualified product providers that we collaborate with.

We view our collaborative relationships as a core asset for developing our wealth management business, product portfolios and professional networks. As of June 30, 2023, we sourced products from high quality third-party global product providers in China, including 103 public fund companies, which have contributed to a majority of our fund products, including approximately 7,646 publicly raised fund products. In addition, we actively seek collaborative opportunities with well-recognized fund managers, which allows us to deliver returns to our clients in a cost-effective manner. As such, our business is heavily dependent on our relationships with these third-party providers and, although we have maintained stable relationships with them, any material deterioration or termination of our relationships with any major product providers or fund managers, or the failure to further expand our network with such third-party products, could inhibit our ability to secure products, which in turn would have a material adverse effect on our business, financial condition and growth prospects. In addition, a decline in the financial condition of one or more of our third-party product providers may expose us to credit losses or defaults, limit our access to liquidity or otherwise disrupt the operations of our businesses. Downgrades in the credit or financial strength ratings assigned to the counterparties with whom we collaborate or other adverse reputational impacts to such counterparties could create the perception that our financial condition will be adversely impacted as a result of potential future defaults by such counterparties, which could have a negative impact on our business and operating performance as well as on our clients’ confidence in us and our products.

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

In addition, the profitability of our asset management services depends on, among others, fees charged based on the AUM. Any impairment on the assets that we manage, whether caused by fluctuations or downturns in the underlying markets or otherwise, will reduce our revenues generated from asset management business, which in turn may materially and adversely affect our overall financial performance and results of operations.

Any material decrease in the fee rates for our services may have an adverse effect on our revenues, cash flow and results of operations.

We derive a majority of our revenues from distribution commissions and performance-based fees from wealth management services, and management fees and carried interest from the funds that we manage. The relative fee rates are negotiated between us and third-party product providers or the investors and vary from product to product. Future fee rates may be subject to change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect product providers or investors. These factors, which are not within our control, include the capacity of product providers to place new business and realize profits, client demand and preference for wealth management products, the availability of comparable products from other product providers at a lower cost and the availability of alternative wealth management products for clients. In addition, the historical volume of wealth management products that we have distributed or managed may have a significant impact on our bargaining power with third-party wealth management product providers in relation to the fee rates for future products. As we do not determine, and cannot predict, the timing or extent of fee rate changes with respect to our wealth management products and our fund management services, it is difficult for us to assess the potential effect of any of these changes on our operations. In order to maintain our relationships with our product providers and to enter into contracts for new products, we may have to accept lower distribution commission rates or other less favorable terms, which could reduce our revenues. Furthermore, as we continue to grow our asset management business, we may face similar risks in connection with the fee rates for the provision of related services.

We depend on a small number of third-party product providers to derive a substantial portion of our net revenues and this dependence is likely to continue.

We derive a substantial portion of our net revenues from a limited number of third-party product providers. For accounting purposes, we treat these third-party product providers as our customers under our wealth management services. For the fiscal years ended June 30, 2022 and 2023, we had two major third-party product providers, the net revenues generated from which individually accounted for more than 10% of our total net revenues, and collectively accounted for 44.1%% and 26.2% of our total net revenues, respectively. If we lose any of our major third-party product providers or any of these major third-party product providers significantly reduces its volume of business with us, and we are unable to seek alternative third-party product providers on a timely basis, or at all, our net revenues and profitability would be substantially reduced. In addition, the volume of products we source and distribute from specific third-party fund product providers may vary from period to period, particularly because we are not the exclusive distributor for any such particular product provider. Our high customer concentration may also adversely affect our ability to negotiate fee rates with these third-party fund product providers, which may in turn materially and adversely affect our results of operations.

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

Our reputation and brand recognition, which primarily depend on earning and maintaining the trust and confidence of current or potential clients, are critical to our business. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, as well as costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third-parties, employee or financial advisor team misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of our wealth management and product recommendations and services may not be the same as or better than that of other wealth management advisory firms or wealth management product distributors can also damage our reputation. Moreover, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

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

Wealth management industry is affected by both the demand side and the supply side. On the demand side, with people’s growing awareness of wealth management, the development of publicly raised funds industry and the steady advancement of common prosperity, more people have been purchasing the wealth management products and/or services. On the supply side, due to the huge potential of the wealth management market, many independent wealth managers and various financial institutions, such as banks, brokerage firms, public and private funds and third-party wealth management institutions, are entering into the market and competing intensely with each other. Facing this fierce competition, our strategy is to build a strong platform empowering our financial advisor team to provide full life-cycle asset allocation services to our clients to cater to their needs. To achieve this goal, we will strive to enhance our financial advisor team’s professional skills and efficiency and productivity. In order to succeed the intense competition and keep up with the evolving market trend, we anticipate that we will need to continuously implement a variety of initiatives to drive the continuing growth of our business. All of these endeavors involve risks and will require substantial management efforts, attention and skills, and additional expenditure. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

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

If we do not take adequate measures to prevent security breaches, maintain adequate internal controls or fail to implement new or improved controls, this data, including personal information, could be misappropriated or confidentiality could otherwise be breached. We could be subject to liability if we fail to prevent security breaches, improper access to, or inappropriate disclosure of, any client’s personal information, or if third-parties are able to illegally gain access to any client’s name, address, portfolio holdings, or other personal and confidential information. In addition, the rapid upgrade and development of information system technologies and the evolving business models may cause new and unexpected information system risks. Although we have developed systems and internal control processes that are designed to prevent or detect security breaches and protect our clients’ data, we cannot assure you that such measures will provide absolute security. In addition, when we source and distribute fund products from third-party fund product providers or fund managers, we may need to share with them certain personal information of our clients, such as names, addresses, phone numbers and transaction accounts. As required by the relevant PRC laws and regulations, we may also need to share such personal information of our clients with the custodians of the fund products we distribute. We have limited control or influence over the security policies or measures adopted by our business partners. The financial advisor team we recruit may also violate their confidentiality obligations and disclose or use information about our clients illegally. Any such failure could subject us to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. Such events would also cause our clients to lose their trust and confidence in us, which may result in a material adverse effect on our business, results of operations and financial condition.

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

In addition, the National Standards under the Information Security Technology-Personal Information Security Specification sets forth requirements for collection, storage, use, exchange and disclosure of data; the Personal Information Protection Law of the People’s Republic of China promulgated on August 20, 2021 and the Measures for the Standard Contract for Cross-border Transfer of Personal Information and their respective auxiliary rules impose restrictions on entities and individuals that collect and process personal data and sensitive information. We expect that data security and personal information protection will receive increasing and constant attention and scrutiny from regulators and the public, which may increase our compliance costs and confront us with evolving challenges associated with data security and personal information protection. Any improper use of such personal data and information could harm our reputation and our business as well as result in claims and penalties, including fines, suspension of business and revocation of required licenses.

We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for the products that we distribute and the services we provide, adversely affect our revenues and harm our competitive position.

We rely primarily on a combination of copyright, trade secret, trademark and anti-unfair competition laws and contractual rights to establish and protect our intellectual property rights. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property or piracy will prove to be sufficient. For example, although we require our employees, wealth management product providers and seed clients to enter into confidentiality agreements in order to protect our trade secrets, other proprietary information and, most importantly, our client information, these agreements might not effectively prevent disclosure of our trade secrets, know-how or other proprietary information and might not provide an adequate remedy in the event of unauthorized disclosure of such confidential information. In addition, other parties may independently discover trade secrets and proprietary information, and in such cases, we could not assert any trade secret rights against such parties. Implementation of intellectual property-related laws in China has historically been lacking, primarily due to ambiguity in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Current or potential competitors may use our intellectual property without our authorization in the development of products and services that are substantially equivalent or superior to ours, which could reduce demand for our products and services, adversely affect our revenues and harm our competitive position. Even if we were to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or could require us to pursue litigation, which could involve substantial costs and diversion of management’s attention from the operation of our business.

We may face intellectual property infringement claims that could be time consuming and costly to defend and may result in the loss of significant rights by us.

Although we have not been subject to any litigation, pending or threatened, alleging infringement of third-parties’ intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us in the future. Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from, third-parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our client relationships and harm our reputation.

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

Mr. Yu Haifeng, our founder, beneficially owns 44.5% of our share capital and as a result, has substantial influence over our business operations, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets and other significant corporate actions. Mr. Yu may take actions that are not in our best interests or the best interests of our other shareholders. This concentration of ownership may have an adverse impact on a change in control of our group, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our group and might reduce the price of our ADSs. These actions may be taken even if they are opposed by certain of our other shareholders. In such events, our business, financial condition and results of operations may be materially and adversely affected.

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

Our revenues and operating results have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this annual report:

●	a decline or slowdown of the growth in the value of wealth management products, which may reduce the value of products we distribute for wealth management product providers and the products provided by us and, in turn, our revenues and cash flows;

●	negative public perception and reputation of the wealth management services industry;

●	unanticipated delays of anticipated rollouts of our products or services;

●	unanticipated changes to economic terms in contracts with our wealth management product providers, including renegotiations;

●	changes in laws or regulatory policies that could impact our ability to provide wealth management services and/or asset management services;

●	failure to enter into contracts with new wealth management product providers;

●	cancellations or non-renewal of existing contracts with wealth management product providers; and

●	changes in the number of clients who decide to terminate their relationship with us or who ask us to redeem their investment in our products.

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

As of June 30, 2023, our management concluded that our internal controls over financial reporting were effective. However, if we fail to maintain effective internal controls over financial reporting in the future, our management may conclude that our internal controls over financial reporting are not effective and we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of the ADSs could decline and we could be subject to sanctions or investigations by the NASDAQ Global Select Market, SEC or other regulatory authorities.

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

We may face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting China or elsewhere in the world. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide offline and/or online services. There have been outbreaks of epidemics in China and globally, which could disrupt our business operation. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general and a prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere. Such outbreaks could significantly impact our industry, and any failure to have our business insurance claims covered could severely disrupt our operations and adversely affect our business, financial condition and results of operations.

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

In the opinion of our PRC legal counsel, ETR Law Firm, based on its understanding of the relevant PRC laws and regulations, (i) the structures of the VIE in China and Puyi Consulting are not in violation of applicable PRC laws and regulations currently in effect; and (ii) each contract among Puyi Consulting, Puyi Bohui and its shareholders is legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any PRC laws or regulations, if the contractual arrangements among Puyi Consulting, the VIE and its shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, or if we or the VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business license and/or operating license that such entities currently have or are to obtain in the future;

●	discontinuing or placing restrictions or onerous conditions on our operations;

●	imposing fines, confiscating the income from Puyi Consulting or the VIE, or imposing other requirements with which we or the VIE may not be able to comply;

●	requiring us to restructure our structure or operations, including by terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs; or

●	restricting or prohibiting our use of the proceeds from overseas offerings to finance our business and operations in China.

Currently, according to the effective contractual arrangements between Puyi Consulting and the VIE, we conduct a significant part of our business activities through the VIEs in China. Investors in our ordinary shares or the ADSs thus are not purchasing equity interest in the VIEs in China (except for the 0.96% equity interest we hold in the VIEs) but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIE do not comply with the relevant PRC regulations, or if these regulations or the interpretations of existing regulations are to change or are interpreted differently in the future, we and the VIEs could be subject to severe penalties or be forced to relinquish our interests in those operations.

Although we believe we, our PRC subsidiaries and the VIEs, are not in violation of current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. The PRC government could disallow the VIE structures, which would likely result in a material change in our operations and/or value of our securities, including that it could cause the value of such securities to significantly decline or become worthless. The VIE agreements have never been tested in a court of law in China. If the PRC government determines that we or the VIEs do not comply with applicable laws, it could revoke the VIEs’ business and operating licenses, require the VIEs to discontinue or restrict the VIEs’ operations, restrict the VIEs’ right to collect revenues, block the VIEs’ online apps and websites, require the VIEs to restructure our operations, impose additional conditions or requirements with which the VIEs may not be able to comply, impose restrictions on the VIEs’ business operations, or take other regulatory or enforcement actions against the VIEs that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the VIEs’ business operations or restrict the VIEs from conducting a substantial portion of their business operations, which could materially and adversely affect the VIEs’ business, financial condition and results of operations. If any of these occurrences results in our inability to govern the activities of any of the VIEs that most significantly impact their economic performances, and/or our failure to receive the economic benefits from the VIEs, we may not be able to consolidate the VIEs in our consolidated financial statements in accordance with U.S. GAAP. In addition, our securities may decline in value or become worthless if we are unable to consolidate the operations and financial results of the VIEs in our financial statements in accordance with U.S. GAAP as the primary beneficiary since the VIEs conduct a significant part of our operations.

As of the date of this annual report, it is unclear what impact the PRC government’s actions would have on us, our ability to consolidate the financial results of the VIEs in our consolidated financial statements and the value of our securities, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations.

We rely on contractual arrangements with the VIE and its principal shareholder Mr. Yu Haifeng for a significant portion of our operations in China, which may not be as effective as ownership in directing operational activities of the VIEs.

Due to PRC restrictions on foreign ownership of fund management businesses in China, we operate our business in China through the VIE and its subsidiaries, or the VIEs, in which we have only 0.96% equity interests through our WFOE. We rely on contractual arrangements with the VIE, Puyi Bohui, and its principal shareholder, including the Power of Attorney with such shareholder, for our business operations in China. These contractual arrangements allow us to obtain economic benefits from the VIEs. In particular, our ability to direct the activities of the VIEs depends on the Power of Attorney, pursuant to which our PRC subsidiary, Puyi Consulting, can vote on all matters requiring shareholder approval of the VIE. We believe this Power of Attorney is legally enforceable but may not be as effective as equity ownership.

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

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations there. Accordingly, our business, financial condition, results of operations and prospects are significantly affected by economic, political and legal developments in China. The China’s economy differs from the economies of most developed countries in many respects, including amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the China’s economy has experienced significant growth in the past 40 years, the growth has been uneven across different periods, regions and among various economic sectors of China, and the rate of growth has been slowing since 2012. We cannot assure you that the China’s economy will continue to grow. Further, the Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources, some of which may benefit the overall China’s economy but have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Also, in the past the Chinese government implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results. Accordingly, any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi, and most of our cash is in RMB. Under our corporate structure, Puyi Inc., a Cayman Islands holding company, primarily relies on dividend payments from our PRC subsidiary, Puyi Consulting, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. As such, Puyi Consulting is able to pay dividends in foreign currencies to us without prior approval from the SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries or the VIEs to transfer cash. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies from the PRC subsidiary to the offshore subsidiaries, across borders, and to our shareholders, including holders of our ADSs. These foreign exchange restrictions and limitations could prevent the cash maintained from leaving the PRC, and limit our ability to utilize our revenue effectively and affect our operations and the value of your investment.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and the VIEs through contractual arrangements. We may make loans to our PRC subsidiary and the VIEs, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary, which is treated as a foreign invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to Puyi Consulting to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE. We may also decide to finance Puyi Consulting by means of capital contributions, which must be approved by the PRC Ministry of Commerce or its local counterpart. We can use our capital funds to make domestic equity investments when the following conditions are met: (i) we shall not violate the current special management measures for the access of foreign investment (the Negative List); and (ii) domestic investment projects are true and compliant with the PRC laws and regulations. To be compliant, our capital funds shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise permitted by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) payment for the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). The funds raised under the VIE structure can only be used in the business activities of domestic operating entities after the settlement of foreign exchange is made under the above conditions. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to directly make such loans to the VIE, a PRC domestic company. Meanwhile, we are not likely to finance the activities of the VIE by means of capital contributions because that would result in the VIE being converted into a foreign invested company, while foreign invested companies engaged in fund management industry are subject to more stringent requirements than PRC domestic enterprises. In addition, any transfer of funds by Puyi Inc. to our PRC subsidiaries, either as a shareholder loan or as an increase in the registered capital, is subject to a series of procedural requirements with SAFE or its local counterpart.

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

Any failure to comply with PRC regulations regarding the registration and other requirements for share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

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

According to Guidelines No.1 on Application of Regulatory Rules Concerning Overseas Offering and Listing of Securities, the requirement under the Provisional Administrative Measures on Overseas Offering and Listing of Securities by Domestic Enterprises for an issuer to file with the CSRC its subsequent offering in the same securities exchange post listing does not apply to issuance of shares for: (i) stock incentive plan, (ii) conversion of reserve funds into capital increase, (iii) share dividend, or (iv) share split. Therefore, a listed enterprise issuing securities for the purpose of share incentive plan in the same overseas securities exchange is not overseas offering and listing, hence is not required to meet the filing requirement. However, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements, nor can we assure you that we will be able to complete the necessary procedures as required; if not, such failure may materially and adversely affect the equity interest in us.

The dividends we receive from our PRC subsidiary may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would likely have a material adverse effect on our financial condition and results of operations.

Pursuant to the Enterprise Income Tax Law (the “EIT Law”) and its Implementing Rules, as amended and effective on December 29, 2018 and April 23, 2019, respectively, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” and shall pay income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In 2009, the State Administration of Taxation, or the SAT, issued the SAT Circular 82, which further interprets the application of the EIT Law and its implementing rules to a PRC-controlled offshore enterprise. Pursuant to the SAT Circular 82, an enterprise incorporated in an offshore jurisdiction and controlled by a PRC enterprise or a PRC enterprise group will be classified as a PRC resident enterprise for tax purposes and will be subject to PRC enterprise income tax on its global income, only if (i) its senior management in charge of daily operations reside or perform their duties mainly in the PRC; (ii) its financial or personnel decisions are made or approved by bodies or persons in the PRC; (iii) its substantial assets and properties, accounting books, corporate stamps, board and shareholder minutes are kept in the PRC; and (iv) at least 50% of its directors with voting rights or senior management habitually reside in the PRC. Such PRC resident enterprise would have to pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders.

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

In the past, some subsidiaries of the VIE may not have been in compliance with the relevant PRC laws and regulations to make adequate contributions to social security and housing provident fund. Pursuant to the Social Insurance Law of the PRC promulgated in 2010 as amended in 2018 and the Regulations on Management of Housing Provident Funds promulgated in 1999 as amended in 2019, an enterprise is required, within a prescribed time limit, to register with the relevant social security authority and housing provident fund management center, and to open the relevant accounts and make timely contributions for their employees; failure to do so may subject the enterprise to order for rectification, and certain fines if the enterprise fails to rectify in time. As of the date of this annual report, such subsidiaries of the VIE have not received any demand or order from the competent authorities with respect to their social security and housing provident fund contributions. In the event that the relevant authorities determine that they have underpaid, such subsidiaries of the VIE may be required to pay outstanding contributions and penalties to the extent they did not make full contributions to the social security and housing provident funds.

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

The approval, filing and/or other requirements of the CSRC or other PRC governmental authorities are not required as we have already completed our IPO overseas before promulgation of the recent PRC regulatory rules, regulations or policies in connection with overseas offering and listing; however, if there is going to be any new offering, listing or re-financing activities, we are required to comply with the filing requirements once the application for registration of new offering, listing or re-financing activities is submitted overseas and we cannot predict whether or how soon we will be able to comply with such filing requirements.

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

On December 24, 2021, the CSRC promulgated the Administrative Provisions of the State Council on Overseas Offering and Listing of Securities by Domestic Enterprises (Draft for Comments), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which, if become effective, (i) require a PRC domestic company seeking securities offering and listing in an overseas market, directly or indirectly, to file the required documents with the CSRC within three working days after such application for overseas offering and/or listing is submitted, and (ii) stipulate certain circumstances under which overseas offering and/or listing is prohibited as well as the measures to be taken by the CSRC against a PRC domestic company in any of such circumstances prior to the overseas offering and/or listing, such as postponement or termination of the proposed overseas offering and listing, and canceling the corresponding filing on the conditions that the proposed overseas offering and/or listing or cancellation of the corresponding filing in the event that the proposed overseas offering and/or listing application documents have already been filed.

The above regulations have been integrated into the latest Provisional Administrative Measures on Overseas Offering and Listing of Securities by Domestic Enterprises promulgated by CSRC on February 17, 2023, which took effect on March 31, 2023; thereafter, the CSRC promulgated six Guidelines on Application of Regulatory Rules concerning overseas offering and listing of securities, with immediate effect (hereinafter collectively referred to as the “Administrative Measures and Supporting Guidelines on Overseas Offering and Listing”). The aforementioned Administrative Measures and Supporting Guidelines on Overseas Offering and Listing require a PRC domestic company seeking initial public offering and/or listing of securities on an overseas market, directly or indirectly, to file the required documents with the CSRC within three working days after such application for overseas offering and/or listing is submitted overseas. The Administrative Measures and Supporting Guidelines on Overseas Offering and Listing provide for five circumstances under which overseas offering and listing are prohibited; any PRC domestic company falling under any of such circumstances prior to its overseas offering and/or listing shall suspend or terminate its overseas offering and/or listing and report to the CSRC and other competent authorities under the State Council in a timely manner, otherwise it may be subject to penalty imposed by the CSRC. As per the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, we have completed the overseas initial public offering prior to the date on which the Administrative Measures and Supporting Guidelines on Overseas Offering and Listing took effect, hence fall within the ambit of existing enterprises. Existing enterprises are not required to make immediate filing thus far; however, they shall comply with the filing requirements with the CSRC in the event of subsequent re-financing or other activities requiring filing. Therefore, the above filing requirement could significantly limit or completely hinder our future offering of securities to investors.

On December 28, 2021, the Revised Cybersecurity Review Measures was released, which stipulates, among others, that the procurement of network products and services by critical information infrastructure operators and the data processing activities conducted by network platform operators which affect or may affect national security shall be subject to cybersecurity review. On August 20, 2021, the Personal Information Protection Law (the “PIPL”) was promulgated, effective on November 1, 2021. The PIPL provides for the rights and obligations of personal information processors, with particular emphasis on requirements for cross-border information transfer. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any failure to protect our clients’ privacy and confidential information could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.”

As per the Provisional Administrative Measures on Overseas Offering and Listing of Securities by Domestic Enterprises, our future offering of securities overseas and the listing of our ADSs resulting therefrom shall be filed with the CSRC. Furthermore, the PRC governmental authorities may have wide discretion on the interpretations and enforcements of the above regulations, and we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on any of our future proposed offering of securities overseas or the listing of our ADSs. It is uncertain whether we can or how long it will take us to comply with such requirements. Any failure to comply with such requirements may subject us to regulatory actions or other sanctions from the CSRC or other PRC governmental authorities, which may have a material adverse effect on our business, financial conditions or results of operations.

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

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in Mainland China and Hong Kong (the “SOP”). The signing of the SOP could prevent the delisting of Commission-Identified Issuers pursuant to the HFCA Act. However, according to the SEC, such relief would depend on the implementation of the SOP. If the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in China, then China-based companies will be delisted pursuant to the HFCA Act despite the SOP. Therefore, there is no assurance that the SOP could give relief to the registrants against the delisting risk from the application of the HFCA Act.

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous PCAOB Determination Report to the contrary. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in Mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the Mainland China and Hong Kong. Should the PCAOB again encounter impediments to inspections and investigations in Mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCA Act as and when appropriate.

Our current independent accounting firm, Marcum Asia CPAs LLP, whose audit report is included in this annual report on Form 20-F, headquartered in Manhattan, New York, was not included in the list of PCAOB identified firms in the PCAOB release and has been inspected by the PCAOB on a regular basis. Recent developments with respect to audits of China-based companies create uncertainty about the ability of Marcum Asia CPAs LLP to fully cooperate with a PCAOB request for audit working papers without the approval of the Chinese authorities, as Marcum Asia CPAs LLP’s audit working papers related to us are located in China. We can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.

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

We are incorporated in the Cayman Islands, but most of our, our subsidiaries’ and the VIEs’ operations are conducted in the PRC and most of our, our subsidiaries’ and the VIEs’ assets are located in the PRC. In addition, all of our directors and officers are nationals and/or residents of the PRC, and all or a substantial portion of their assets are located in the PRC. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights or have a claim against us, either under United States federal or state securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not allow you to enforce a judgment against our assets or the assets of our directors and officers.

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

If the Administrative Measures for the Compliance Audit on Personal Information Protection takes effect in the coming years, we may be obliged to carry out compliance audit (or have compliance audit carried out) on personal information protection at least once for every two years.

We have approximately 300,000 active clients at the date hereof, which is below the one million threshold for the annual compliance audit on personal information protection requirement under the Administrative Measures for the Compliance Audit on Personal Information Protection (Draft for Comments) (hereinafter referred to as the “Administrative Measures”). However, once the Administrative Measures takes effect, we may be obliged to carry out compliance audit (or have compliance audit carried out) on personal information protection at least once for every two years, otherwise we may be penalized with by the competent regulatory authority by law.

Risks Related to our ADSs

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business in China primarily through our PRC subsidiaries in which we hold equity interest and the VIEs of which we could direct the operational activities in China through contractual arrangements. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and it regulates and may intervene our operations, which could result in a material adverse change in our operations and/or the value of our ADSs. Also, the PRC government has recently exerted more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. The Administrative Measures and Supporting Guidelines on Overseas Offering and Listing promulgated by the CSRC have provided expressly that a PRC domestic company applying for subsequent offering and listing securities on the same overseas market or applying for offering and listing securities on another overseas market after its IPO shall comply with the filing requirements with the CSRC within three working days after such application is submitted overseas. According to the Answers to Reporter Questions, we have completed our overseas IPO of ADSs prior to the taking effect of the Administrative Measures and Supporting Guidelines on Overseas Offering and Listing, hence we fall within the ambit of existing enterprises as referenced in the Answers to Reporter Questions and are not required to make immediate filing thus far; however, we shall comply with the filing requirements with the CSRC as required in the event of subsequent re-financing or other activities requiring filing. Meanwhile, it is stated in the Answers to Reporter Questions that the CSRC will accept filing of those enterprises with VIE structure meeting the compliance requirements for overseas listing, to support companies’ growth by utilizing two markets and two resources. However, the practice of determining whether a company with VIE structure has met the compliance requirements is yet to be clarified by the CSRC. Therefore, our future offering of securities to investors may be significantly limited or completely hindered. In addition, implementation of industry-wide regulations directly targeting our operations could cause our securities to significantly decline in value or become worthless. Therefore, our investors face potential uncertainty from actions taken by the PRC government affecting our business.

Our results of operations and the value of our ADSs may be affected by geopolitical events, trade tensions and other developments beyond our control, which may in turn adversely affect the economic and market conditions in China and globally.

There have been concerns over unrest, terrorist threats and the potential for war in the Middle East, Europe and elsewhere, as well as over the increasing of conflicts involving Ukraine, Syria, Kosovo, Serbia, Sudan, Kashmir and North Korea. For example, the military conflict between Russia and Ukraine has resulted in an escalated regional instability, amplified the existing geopolitical tension among Russia and other countries in the region and in the west, as well as adversely affected commodity and other financial markets or economic conditions. The Russia-Ukraine conflict has increased uncertainties to the already heightened tensions in international economic relations. The United States, European Union, the United Kingdom, Switzerland and other countries have imposed, and may further impose, financial and economic sanctions and export controls targeting certain Russian entities and/or individuals, which could adversely affect the global economy and financial markets, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The duration of such military conflict and the related sanctions, as well as their impact on the global financial markets, cannot be predicted.

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

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$4.44 to US$9.63 in the fiscal year ended June 30, 2023. In addition, securities markets may from time-to-time experience significant price and volume fluctuations that may or may not relate to our operating performance, which may have a material and adverse effect on the market price of our ADSs. In particular, volatility in the PRC stock markets in the last few years has resulted in some volatility in the trading prices of most PRC-based companies in the United States. The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

In addition, the securities market has from time-to-time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares.

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

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third-parties, will not have the opportunity to exercise a right to vote.

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

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants to our board of directors the authority to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third-parties from seeking to obtain control of our company in a tender offer or similar transactions.

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

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the VIEs as being owned by us for United States federal income tax purposes and we treat it that way, not only because we direct the operation of such entity through contractual arrangements but also because we are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its operating results in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year. The overall level of our passive assets will be affected by our liquid assets and cash. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC would substantially increase.

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

In August 2018, Puyi Enterprises Management Consulting Co., Ltd. (普益企业管理咨询有限公司) was incorporated by Puyi HK as a wholly-owned subsidiary in Chengdu, Sichuan, PRC, which we refer to as Puyi Consulting or our wholly foreign owned enterprise (“WFOE”) in this annual report. In December 2018, our WFOE acquired 100% equity interest of Shenzhen Baoying Factoring Co., Ltd. (深圳宝盈商业保理有限公司, or “Shenzhen Baoying”) from Guangdong Puyi Asset Management Co., Ltd (广东普益资产管理有限公司, or “Puyi Asset Management”) (previously known as Guangdong Fanhua Puyi Asset Management Co., Ltd.) and a third-party, and Shenzhen Baoying was deregistered in July 2020. In May 2020, Puyi Dake Information Technology Co., Ltd. (普益达科信息技术有限公司, or “Puyi Dake”) was established as a wholly-owned subsidiary of our WFOE. In May 2022, Puyi Family Office (Guangdong Hengqin Guangdong-Macao Deep Cooperation Zone) Consulting Co., Ltd. (普益家办（广东横琴粤澳深度合作区）咨询有限公司) was established as a wholly-owned subsidiary of our WFOE, which was later terminated and substituted by Puyi Family Office (Chengdu) Enterprises Management Consulting Co., Ltd. Puyi (普益家办（成都）企业管理咨询有限公司, or “Puyi Family Office”), established as a wholly-owned subsidiary of our WFOE in February 2023. As of the date of this annual report, our WFOE still has two 100% owned subsidiaries.

In 2018, we transferred a number of entities with related businesses under the control of Mr. Yu Haifeng to become subsidiaries of Chengdu Puyi Bohui Information Technology Co., Ltd. (成都普益博汇信息技术有限公司, or “Puyi Bohui”), our variable interest entity (“VIE”). Puyi Bohui is primarily engaged in providing information technology services to the financial services industry in China. The entities transferred to Puyi Bohui included (i) Fanhua Puyi, which is primarily engaged in the wealth management services business; (ii) Puyi Asset Management, which primarily operates our FoF business. Puyi Asset Management had one subsidiary, Shenzhen Qianhai Zhonghui Huiguan Investment Management Co., Ltd. (深圳前海中惠惠冠投资管理有限公司, or “Zhonghui”), in which Puyi Asset Management holds 51% equity interest (acquired in July 2018), and which primarily handles the management of our non-performing loan portfolio. Zhonghui was sold to a third-party in December 2020, and had been divested from our consolidated financial statement since then; (iii) Shenzhen Puyi Zhongxiang Information Technology Co., Ltd. (深圳普益众享信息科技有限公司, or “Shenzhen Zhongxiang”), which historically distributed exchange administered products. Shenzhen Zhongxiang was sold to a third-party in March 2023, and had been divested from our consolidated financial statement since then; and (vi) Chongqing Fengyi Management Consulting Co., Ltd. (重庆锋毅企业管理咨询有限公司, or “Chongqing Fengyi”), which historically operated our corporate finance service business and now provides client service.

Due to the PRC legal restrictions on foreign investment in wealth and asset management businesses when our group was established, which restrictions were removed from the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Edition), we operate a significant part of our business through contractual arrangements between the VIE and our WFOE. As a result of the contractual arrangements entered into among us, the VIE and its principal shareholder, we treat the VIEs as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP.

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

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our website at https://ir.puyiwm.com.

B. Business Overview

We are a leading third-party wealth management services provider in China with a focus on the affluent and emerging middle class population. Historically, a majority of the affluent and emerging middle class population in China relied on wealth management products issued and distributed by commercial banks and their wealth management subsidiaries. In April 2018, China’s banking and securities regulators jointly released the 2018 Guidelines, which is aimed at reining in the banks’ supply of off-balance sheet wealth management products and resolving the traditional problem of implicit guarantee of returns on wealth management products. As a result, the number of new products issued by banks have declined significantly, and we expect that the affluent and emerging middle class population in China will increasingly turn to third-party wealth management service providers for investment advisory services relating to standardized fund products.

To fulfill our clients’ diversified needs for wealth management services, we provide a series of comprehensive financial asset allocation services including wealth management services, asset management services, insurance consulting services, trust consulting services and ancillary services. Our largest business has been and continues to be our wealth management services business, under which our clients can purchase wealth management products both online and offline through our branch network. Our wealth management products mainly include publicly raised fund products and privately raised securities investment fund products. For the fiscal years ended June 30, 2022 and 2023, the aggregated transaction value of the wealth management products we distributed totaled RMB14.1 billion and RMB11.3 billion (US$1.6 billion), respectively. Since 2018, we have built an asset management business allowing us to select and form FOFs for our clients. Since January 2021, we have been collaborating with an insurance agency to provide insurance products consulting services, which collaboration enhances our financial asset allocation services as insurance is a significant part of asset allocation service. In addition, since July 2021, we have been providing trust consulting services, where we assist our clients to set up trust funds with entrusted assets of approximately RMB4.1 billion as of June 30, 2023. We have also established cooperation with and will continue to search for appropriate cooperation with education service providers, tax firms, law firms, healthcare service providers and other professional firms to diversify our service offerings to our clients. As of now, the financial asset allocation blueprint we provide for our clients includes publicly raised fund products, privately raised fund products, insurance products and trust products. Moreover, we also provide non-financial services such as overseas education, tax services, healthcare service, medical care service and other service through cooperation with our business partners. In the future, we strive to become a comprehensive investment advisory and wealth inheritance advisory platform to support financial advisors in order to meet our clients’ various needs in their full life cycle.

Our net revenues were RMB114.4 million (US$15.8 million) for the fiscal year ended June 30, 2023, as compared to RMB188.7 million for the fiscal year ended June 30, 2022. Our result of operations (calculated as net revenues minus operating costs and expenses) was a loss of RMB58.8 million (US$8.1 million) for the fiscal year ended June 30, 2023, as compared to a loss of RMB74.1 million for the fiscal year ended June 30, 2022. As we had more other income, net, primarily due to the disposal of a subsidiary for the fiscal year ended June 30, 2023, we achieved a decreased net loss before income taxes (calculated as result from operations plus other income, net) of RMB35.0 million (US$4.8 million) for the fiscal year ended June 30, 2023, as compared to a net loss before income taxes of RMB61.6 million for the fiscal year ended June 30, 2022.

Events beyond our control, such as the COVID-19 pandemic, the trade tension between U.S. and China, the geopolitical conflicts, and the trade sanctions, have adversely affected the global macro-economic environment. As a result, concerns over the future uncertainty have led to a significant decline in investors’ willingness to invest, which in turn resulted in a limited growth on the sales of our publicly raised fund and privately raised fund products. In particular, the combination of the COVID-19 pandemic in late 2022 and the weak global macro economy resulted in a material adverse impact on our business, results of operations and financial condition. Against this backdrop, investors, particularly middle-class investors, are more inclined to products with lower volatility or more pronounced returns. Taking these factors into account, we proactively adjusted our product matrix to offer more categories of products, including the launch of more robust and conservative products and the development of target yield product series, in order to balance the risk and return expectations between investors and the products. By implementing the above measures, we believe we can better assist our clients in optimizing their asset allocation strategies, thereby enlarging our client base. Meanwhile, we aspire to win trust from our clients by assisting them to set up trust accounts, thereby attracting them to purchase other products and/or services from us. As of June 30, 2023, we had assisted an aggregated of 366 affluent family clients to set up trust accounts with entrusted assets of RMB4.1 billion through our trust consulting services. We believe that we will attract more clients to purchase our trust consulting services as our services become sounder and more comprehensive. We also anticipate that as our trust consulting services gain more client recognition, our clients will inject more assets into the trust accounts that we help set up to purchase our publicly raised and privately raised fund products after consulting with us.

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

	For the fiscal year ended June 30, 2023
	Transaction value		Revenue
	RMB	$	RMB	$
	(in thousands)
Publicly raised fund products	11,122,785	1,533,902	69,273	9,553
Privately raised fund products (1)	203,750	28,098	25,740	3,550
Total	11,326,535	1,562,000	95,013	13,103

(1)	We ceased to distribute private equity investment fund products since July 1, 2020, while we continued receiving fees from the existing private equity investment fund products.

Publicly Raised Fund Products

Publicly raised funds refer to any fund that is offered to unspecified investors or more than 200 specified investors. We have distributed publicly raised fund products since our inception. For the fiscal year ended June 30, 2023, we distributed approximately 1,546 publicly raised fund products, with an aggregate transaction value of RMB11.1 billion (US$1.5 billion), among which transaction value contributed by institutional clients was RMB5.4 billion. The outstanding ending balance of publicly raised fund products distributed by us was RMB7.2 billion (US$1.0 billion) as of June 30, 2023. Since 2019, we have been strategically devoting more resources to publicly raised fund products including developing and distributing portfolios of publicly raised fund products on a dollar-cost averaging basis. We strategically focused on attracting individual clients first to accumulate a large trading balance, which in turn can help attract institutional clients and increase our bargain power with the publicly raised funds management service providers. We also expect to attract more institutional clients with the optimization and increase of the efficiency of our core transaction system, the rise of our reputation and the diversification of our product offerings. In the future, we will continue to develop individual clients and will contribute more efforts to develop institutional clients who we believe have greater business potentials in terms of quantity, quality and income. We believe publicly raised fund products, product portfolios in particular, will continue to be a key product category for us.

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

Privately Raised Fund Products

Since 2016, we have offered privately raised funds, increasing our focus on the higher end segment of the market and because these products are more financially attractive to us. According to the Distributor Measures, which took effect on October 1, 2020, in addition to publicly raised fund products, independent fund distributors like us can only distribute privately raised securities investment funds starting therefrom; while we began to do so since July 1, 2020. For the fiscal year ended June 30, 2023, we distributed 14 privately raised securities investment funds with an aggregate transaction value of RMB203.8 million (US$28.1 million). The outstanding ending balance of privately raised fund products distributed by us was RMB1.5 billion (US$0.2 billion) as of June 30, 2023. We generate commissions paid by the fund managers at annualized rate of 1.0% of the total capital balance raised from our clients as of the fiscal year end. For certain funds, we are generally entitled to approximately 25% of performance-based fees realized by the fund managers after redemption of funds. For the fiscal year ended June 30, 2023, all of the privately raised fund products we distributed were privately raised securities investment funds, including investments through QDII funds. We also distributed FoFs of privately raised securities investment funds.

As privately raised funds typically require higher net worth and/or investment sophistication and are offered to a limit number of qualified investors, such funds charge higher fee rates and managers of such funds sometimes allow fund distributors to earn a portion of the performance-based fees. Except for ten FoFs under our management as of June 30, 2023, all other privately raised fund products that we distribute are sourced from third-parties. See “– Asset Management Services”.

Agreements with Product Providers

Our distribution is typically governed by agreements entered with product providers, primarily comprising fund managers and securities firms on a product-by-product basis. The material terms of our agreements with our product providers are summarized as below:

●	Service scope. We typically undertake to provide the product providers with services relating to our clients’ purchase of the relevant products. Such services typically include providing our clients with information on the relevant products, educating clients on the documentation involved in the purchase as well as providing them access to their transactions with the product providers through our app or branch network. For privately raised fund products, we also assess clients’ qualification for the purchase as may be required by the laws and regulations, and the relevant product providers.

●	Commissions and fees. For almost all of our wealth management products, we are entitled to receive distribution commissions calculated as a fixed percentage of the amount purchased by our clients. For certain privately raised fund products, we are also entitled to performance-based fees subject to hurdle rates.

●	Confidentiality. We and the product providers are prohibited from making any unauthorized disclosure of our clients’ information. In addition, privately raised fund managers are not permitted to use such information in a manner that might be detrimental to our interest.

●	Exclusivity. For distribution agreements with certain product providers, we have been granted exclusive rights to distribute specific products.

●	Terms. The distribution agreements typically expire upon the expiration of the relevant wealth management product. For any new financial products, new agreements are negotiated and entered into.

Asset Management Services

We began our asset management services in April 2018. As of June 30, 2023, we managed the following funds:

●	Hebi FoF series (“合璧FoF系列”). As of July 1, 2022, there were two funds under this series, which were established in April 2018 and May 2018, respectively. We are the general partner of each fund. This fund series is suitable for investors with moderate risk appetite. The underlying funds primarily focus on investment in domestic publicly traded stocks. In addition, as we encourage long-term hold strategies on securities investments, we require investors of our FoF series to agree to a two-year lock-up period before being possible redemption. As of June 30, 2023, the lock-up period of both funds had matured, and both funds had been fully redeemed.

●	Jingheng FoF series (“璟恒FoF系列”). As of July 1, 2022, there were four funds under this series. We are a co-general partner of these funds together with Nanjing Jingheng Investment Management Co., Ltd. (南京璟恒投资管理有限公司). These four funds are suitable for investors with risk appetite from conservative to aggressive. The underlying funds of this FOF series primarily focus on equity long funds, quantitative stock selection funds, futures funds, quantitative neutral funds and bond strategy funds, with different proportions of assets of low to high risk levels. We require investors to agree to a one-year or a two-year lock-up period for these funds, before possible redemption. As of June 30, 2023, the lock-up period of all funds had matured, and we were managing the remaining balances of these four funds.

●	Bailixin FoF series (“百利新FoF系列”). As of July 1, 2022, there were eight funds under this series. We are a co-general partner of these funds together with Guangzhou Bailixin Privately raised Securities Investment Funds Management Co., Ltd. (广州百利新私募证券投资基金管理有限公司). These eight funds are suitable for investors with risk appetite from moderate to aggressive. The underlying funds of this series primarily focus on equity long funds, quantitative stock selection funds, futures funds, quantitative neutral funds and bond strategy funds, with different proportions of assets of low to high risk levels. We require investors to agree to a one-year or a two-year lock-up period for these funds, before possible redemption. As of June 30, 2023, the lock-up period of all funds had matured, and two funds had been fully redeemed, now we were managing the remaining balance of six funds.

The following table sets forth the fee structure and incentive arrangement of FoFs under our management as of June 30, 2023.

FoF	Rate of management fees (1)	Rate of subscription fees (2)	Carried interest (3)	Hurdle rate
Hebi FoF series	1.2%	1.0%	Nil to 10.0%	8.0%
Jingheng FoF series	1.0%-1.5%	1.0%	Nil to 15.0%	5.0%-6.0%
Bailixin FoF series	1.0%-1.5%	Nil to 1.0%	Nil to 20.0%	5.0%-6.0%

Notes:

(1)	We charge clients management fees for each fund we manage in terms of committed capital.

(2)	We charge clients subscription fees for each fund we manage in terms of raised capital. Subscription fees were collected as distribution income under wealth management service revenue therefore not recognized as the asset management revenue. “Item 5. Operating and Financial Review and Prospects — A. Operating Results -- Key Components of Results of Operations — Wealth Management Services — By revenue type” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Components of Results of Operations — Asset Management Services”.

(3)	For certain funds, we receive carried interest from the funds subject to the applicable hurdle rate. If the rate of net capital appreciation reaches such hurdle rate, we would receive carried interest calculated as a fixed percentage of the applicable fund’s net capital appreciation per annum.

The table below provides the period to period roll forward of AUM of FoFs under our asset management services and also reflects FoFs AUM at period end for the periods indicated.

AUM in RMB
(in thousands)
Balance, as of July 1, 2020	849,002
Gross inflows (1)	638,860
Gross outflows (2)	(407,710)
Fair value changes (3)	36,948
Balance, as of June 30, 2021	1,117,100
Gross inflows (1)	375,090
Gross outflows (2)	(580,786)
Fair value changes (3)	30,783
Balance, as of June 30, 2022	942,187
Gross inflows (1)	26,020
Gross outflows (2)	(402,154)
Fair value changes (3)	(24,180)
Balance, as of June 30, 2023	541,873

(1)	Include increased amounts contributed by new funds established and additional capital raised for existing funds during the indicated period.

(2)	Include management fees, fund custodian fees, operation services fees, investor redemption, and distribution. One fund was fully redeemed for the period presented.

(3)	Primarily include fair value changes in our AUM for the indicated period, which represents the AUM as of the end of the period, less the sum of the AUM as of the beginning of the period, gross inflows and gross outflows for the same period.

The AUM of FoFs under our asset management services has decreased to RMB541.9 million (US$74.7 million) as of June 30, 2023 from RMB942.2 million as of June 30, 2022. The decrease in our AUM was primarily due to (i) partial redemption by certain investors of their committed capital in our Bailixin FoF series and our Jingheng FoF series; (ii) full redemption by investors of their committed capital in four funds including two of our Bailixin FoF series and others of our Hebi FoF series; and (iii) fair value changes in our funds due to their negative performance, partially offset by continued committed capital into our previously existing funds. We will continue to have gross outflows due to the deduction of management fees, fund custodian fees and operation services fees in line with the expansion of our asset management services.

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

Since July 2021, we have been providing trust consulting service which generated revenue of RMB7.8 million (US$1.1 million) for the fiscal year ended June 30, 2023. As of June 30, 2023, we have advised clients on setting up an aggregated number of 366 trust accounts, with an aggregated value of our clients’ entrusted assets reaching RMB4.1 billion.

Cash Flows among Us, Our Subsidiaries and the VIEs

Our subsidiaries and the VIEs conduct business transactions that primarily include wealth management services and asset management services. The cash flows that have occurred between our subsidiaries and the VIEs are summarized as the following:

	For the fiscal year ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	$
	(in thousands)
Cash paid by the VIEs to equity-owned subsidiary Puyi Consulting for consulting services	25,151	13,918	10,478	1,445
Cash paid by the VIEs to equity-owned subsidiary Puyi Dake for technical services	1,750	2,772	5,300	731
Cash paid by the VIEs to equity-owned subsidiary Puyi Consulting for office rental and other services	1,596	1,139	1,064	147
Cash paid by equity-owned subsidiary Puyi Consulting to the VIEs for digital marketing and IT related services	18,162	2,400	-	-
Intercompany advances from equity owned subsidiaries to the VIEs	64,193	76,789	19,927	2,748
Repayment of intercompany advances by the VIEs	24,663	70,311	16,755	2,311
Intercompany advances from the VIEs to equity owned subsidiaries	252,272	214,052	99,386	13,706
Repayment of intercompany advances by equity owned subsidiaries	207,872	238,452	67,346	9,287

The cash flows occurred between our subsidiaries and the VIEs included the following: (1) cash received by our subsidiaries from the VIEs of RMB25.2 million, RMB13.9 million and RMB10.5 million for the fiscal years ended June 30, 2021, 2022 and 2023, respectively, for the provision of consulting services; (2) cash received by our subsidiaries from the VIEs of RMB1.8 million, RMB2.8 million and RMB5.3 million for the fiscal years ended June 30, 2021, 2022 and 2023, respectively, for the provision of technical services; (3) cash received by our subsidiaries from the VIEs of RMB1.6 million, RMB1.1 million and RMB1.1 million for the fiscal years ended June 30, 2021, 2022 and 2023, respectively, for the provision of office rental and other services; (4) cash received by the VIEs from our subsidiaries of RMB18.2 million, RMB2.4 million and nil for the fiscal years ended June 30, 2021, 2022 and 2023, respectively, for the provision of digital marketing and IT related services; (5) cash received by the VIEs from our subsidiaries as inter-company advances of RMB64.2 million, RMB76.8 million and RMB20.0 million for the fiscal years ended June 30, 2021, 2022 and 2023, respectively; (6) repayment of inter-company advances by the VIEs to our subsidiaries of RMB24.7 million, RMB70.3 million and RMB16.8 million for the fiscal years ended June 30, 2021, 2022 and 2023, respectively; (7) cash received by our subsidiaries from the VIEs as inter-company advances of RMB252.3 million, RMB214.1 million and RMB99.4 million for the fiscal years ended June 30, 2021, 2022 and 2023, respectively; (8) repayment of inter-company advances by our subsidiaries to the VIEs of RMB207.9 million, RMB238.5 million and RMB67.3 million for the fiscal years ended June 30, 2021, 2022 and 2023, respectively. For details regarding financial position, results of operations and cash flows for the parent, the VIEs, the WFOEs and an aggregation of other entities, see “Item 3. Key Information—Financial Information Related to the VIEs.”

There are limitations on our ability to transfer cash between us, our subsidiaries and the VIEs. Our WFOE can distribute dividends only out of its distributable earnings. Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to the WOFE and further from the WOFE to us, out of their accumulated profits only, if any, in accordance with PRC rules and regulations. Moreover, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund the statutory reserve, which is undistributable unless in the process of liquidation, until such reserve reaches 50% of its registered capital.

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

There is no assurance that China’s government will not intervene or impose restrictions on the ability of us, our subsidiaries and the VIEs to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, could restrict deployment of the cash into our, our subsidiaries’ and the VIEs’ business and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between us, our subsidiaries and the VIEs, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect our operations and the value of your investment, and—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business, and—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offshore cash we may have to make loans to our PRC subsidiary and the VIE or to make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business”.

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

Sales and Marketing

Our headquarters are located in Guangzhou, and we have a branch network of 18 offices covering 23 provinces/municipalities and hundreds of cities. In the fiscal year ended June 30, 2023, we strategically focused on providing wealth management and asset management services for the financial assets of middle-class and affluent families, and continued to improve our financial advisors program to better serve our clients more knowledgeably and professionally. To further tap into the vast market of affluent and emerging middle class population, we have implemented our strategy of “elite entrepreneurship plus professional platform” to achieve a win-win-win situation for financial advisors, clients and our company. We stick with our original aspiration, which is to let every family have a financial advisor. Our mission is to cooperate with financial advisors and become the gatekeeper of wealth of the emerging middle class and wealthy families. We have also proposed the strategy of “strong empowerment” on our platform focusing on “elites,” which are professional financial advisors. Our team of professional financial advisors can expand their personal service capability effectively with the support of our “professional platform,” consisting of our unique financial asset allocation platform system, core trading system, client management system, investor education system and strong middle and back-office operation capability. Elite financial advisors team includes top seed clients and wealth management studios which consist of independent financial advisors. Top seed clients are the top seed clients who contributed approximately 80% of our sales generated through seed clients. Dozens of these top seed clients have already transformed to become professional financial advisors.

Seed clients channel is an innovative social e-commerce-based approach pursuant to which we identify, foster and collaborate with seed clients — existing clients who believe in our service capabilities — to actively market our products or services on social media platforms to their families, friends and acquaintances in return for a commission. In 2019, we started to initiate seed client classification to offer premium trainings to those seed clients who have greater marketing potential. We also began to classify our seed clients into ordinary seed clients, elite seed clients and financial advisors. Elite seed clients are those that intend to further enhance professional investment knowledge and greater market potential compared with ordinary seed clients. We have set up a series of standardized professional training programs to enhance the expertise and financial advisory capabilities of elite seed clients. Elite seed clients that have passed a series of assessment would qualify as financial advisors. As of June 30, 2023, we have transformed a batch of seed clients into financial advisors. For the fiscal year ended June 30, 2023, we ceased cooperation with certain under-performed seed clients, with the number of our seed clients decreased to approximately 23,000 as of June 30, 2023 from 26,000 as of June 30, 2022. At the same time, we provided more resources and assistance to existing seed clients, especially those top performers, in developing more active clients. Attributable to the vast seed client base, we do not have particular reliance on any seed client or limited number of seed clients. For the fiscal year ended June 30, 2023, the single largest seed client contributed only 0.8% of our total sales through 9 clients, and the top five largest seed clients contributed only 2.9% of our total sales through a total of 786 clients. Our extensive coverage network of branch offices and seed clients enables us to gain direct access to target clients and wealth management services market.

With the standardization of the financial market, wealth management studios increasingly prefer to cooperate with third-party wealth management companies with strong platform capability as business partners, rather than develop employment relationship with wealth management companies. We actively seek to cooperate with these wealth management studios in the market, which may effectively reduce our costs. This arrangement also allows these contracted wealth management studios to operate flexibly when enjoying our financial and non-financial wealth planning and services, such as the comprehensive services package with “trust, fund, insurance and service.” Depending on the different types of services we provide and the performance of these wealth management studios, we may either offer our services for free or for a fee. As of June 30, 2023, we had engaged hundreds of wealth management studios.

We have also continued providing trainings through both our online platforms and offline in-person sessions to solidify and update professional knowledge of our financial advisor team. In the fiscal year ended June 30, 2023, we launched 408 new, innovative and knowledgeable courses totaling 72 hours. Now we have 1,493 courses, totaling more than 417 hours on the service app “Puyi Business School”. These courses covered various aspects including introduction of our group and our products, skill development, practice examination and latest market situation. We also invite wealth and asset management experts with abundant industry experiences and insights to conduct online and offline training seminars for our financial advisor team.

We enter into introduction agreements with our seed clients and wealth management studios, under which they are entitled to commission if they bring in a new client and/or new investment from the existing clients. The amount of the commission depends on the amount of products the client purchases. To incentivize our seed clients and wealth management studios to be more proactive in selling our publicly raised fund products, we provide competitive commission of approximately 0.2% per annum, subject to our management’s adjustment. To incentivize the sales of privately raised fund products, we have evaluated the scale, profitability and performance of each fund, and provide commission rates varying from 0.1% to 1.3% accordingly. There is no fixed term of the seed client/financial advisor engagement under the introduction agreement unless such agreement is terminated after negotiation or due to a material breach by either party.

The map below shows our coverage network by number of seed clients and wealth management studios (1) as of June 30, 2023:

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

We further enriched our product offerings to keep up with clients’ evolving needs. In the fiscal year ended June 30, 2023, we continued to adhere to our strategy of standardized product transformation. For publicly raised funds, we continued to focus on the existing publicly raised product portfolio strategy supplemented by the sale of high-quality single close-end public funds. We aim to cultivate clients’ habit of maintaining products for a longer period of time to avoid short-term drastic market fluctuations and enhance clients’ investment experience. As for privately raised funds, we offer self-managed and external FOFs and external single-strategy privately raised funds to ensure that we have two or more strategies of each type available. We have also been striving to design, develop and provide more products to our clients, in particular by providing more customized products and/or services to high-net-worth clients.

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

Product Development for Asset Management Services

We have an asset management department that is responsible for developing and managing fund products. As of June 30, 2023, we had ten FoFs products under our management. We have a stringent process in selecting fund managers for managing our underlying FoFs assets. We require the fund managers to make investments in accordance with our investment strategy and continuously monitor their investment decisions. The target product selection and approval procedures are similar with that of the third-party products discussed above.

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

Information Technology

We have developed our integrated IT infrastructure that provides technology support to all aspects of our business. Such IT infrastructure allows us to provide services to clients online and improve transaction efficiency, and in the meantime, it helps us better manage our clients by collecting and analyzing data from them. Our IT infrastructure includes the following key functions and features:

●	Core app. We launched our core app, Puyi Fund, which provides target clients product information and a full-scope of online transaction processing services for fund products including subscription, redemption, clearance and settlement, and allows clients to monitor their investment portfolio in a more convenient manner.

●	Web-based Institution Master system. To better implement our strategy, we developed an in-house web-based institutional investment platform based on our core system, aiming to provide professional and convenient investment services to institutional clients. Institution Master is a one-stop service solution for institutional investors to manage their OTC fund investments. It provides more professional, efficient and intelligent trading experience through our leading intelligent trading system, extensive product portfolios and comprehensive investment research system. With this system, we provide institutional investors with customized fund trading solutions to better meet their needs.

●	Client service. We have set up an online client service system equipped with intelligent interactive tools to further enhance the quality and efficiency of our client services.

●	Investment advisor platform. We have developed and continue to optimize the “i Financial Planner”, an intelligent business app that provides financial advisors a one-stop management tool. We have added the TAMP (turn-key asset management platform) asset allocation system to the “i Financial Planner,” taking into consideration of the offline service scenario of financial advisors and the diversified needs for financial asset allocation. This innovative system equipped with leading technology is designed to help financial advisors pinpoint clients’ needs and effectively track and manage clients’ portfolios through the one-stop comprehensive operation and communication platform. The system integrates three core functions: one-stop business development platform, asset allocation intelligent investment advising function and client SCRM system, which provides financial advisors with four empowering services: training and growth, client maintenance, team management and operation support. We make full use of our accumulated big data together with artificial intelligence technology to launch professional, tailor-made and comprehensive financial asset management services, which enable us to assist financial advisors in meeting wealth management needs at different levels. We have entered into cooperation with various famous domestic service providers to integrate their core services into this TAMP system combined with our big data analysis and mining capabilities to provide online digital services for financial advisors’ daily business development and client maintenance.

●	Database. We operate an internal data management system, covering data collection, storage and analysis. We collect our clients’ behavior and preference data from multi-platforms, and analyze these data together with our clients’ transaction data to depict an accurate profile of our clients. We have implemented and will continue to implement policies and procedures in an effort to ensure compliance with China’s data protection and cybersecurity laws and regulations. With the authorization of our clients, we apply different tags to different clients according to their online behaviors, browsing preference and past transactions with us, in order to recommend suitable products that most satisfy our clients’ wealth management needs in a timely manner. Through profiling analysis of our clients, we are able to achieve targeted marketing and increase marketing efficiency, which in turn guides our products launching a recommendation strategy to realize better return on investment.

●	Office automation (“OA”). We combine the above custom-developed or commercially available business systems with our OA system, finance system and other internal back-end functions, to help us operate more efficiently.

Employees

We had 288 employees as of June 30, 2023. The following table sets forth the breakdown of our employees by function as of June 30, 2023.

Functional area	Number of employees	Percentage of total
Investment advisory	166	57.7%
Management and administrative	33	11.5%
Technical department	64	22.2%
Risk management	5	1.7%
Asset management	20	6.9%
Total	288	100.0%

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

Competition

According to CIC, China’s wealth management services industry is at an early stage of development and is currently highly fragmented. Traditionally, the wealth management services market in China was dominated by commercial banks, which rely on their own wealth management arms and sales forces to distribute their products. In recent years, there has been a growing number of new types of wealth management services in the market, including online-based service providers, non-bank traditional financial institutions, and third-party wealth management service providers. As a wealth management service provider with growing asset management capabilities targeting such population segment, we compete with the following principal competitors on the basis of sales capabilities, product offerings and services capabilities:

●	Commercial banks and their wealth management subsidiaries. Generally, commercial banks and their wealth management subsidiaries in China have advantages in terms of branch network and full license coverage for distribution. However, such banks are inherently conflicted because their main business is interest-based lending rather than a commission-based business such as wealth management services.

●	Online-based service providers. Online-based service providers can attract a large client base through their online platforms. However, because they mainly provide automated recommendation and trading services, online-based service providers generally do not offer extensive personalized services that many investors need.

●	Non-bank traditional financial institutions. Non-bank traditional financial institutions such as brokerages, security companies, trust companies and insurance companies have advantages in relation to specific product types, particularly product types that they themselves have developed and managed (e.g., trust plans for trust companies). However, they are disadvantaged in terms of product choices, branch network and comprehensive client services, and increasingly cooperate with banks and third-party wealth management service providers to distribute their products.

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish the products we distribute and our services from those of our competitors and contribute to our competitive advantage in the wealth management services industry. We rely on a combination of trademark and trade secret laws as well as confidentiality agreements and non-compete covenants with our employees and our third-party wealth management product providers. We also enter into confidentiality agreements with our seed clients. We hold 60 pieces of registered computer software copyrights, 12 registered trademarks and 19 registered domain names.

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

According to the Distributor Measures, “Fund Distribution” means activities of opening fund transaction accounts for investors, publicizing and promoting funds, handling offering/subscription/redemption of fund units and inquiring on fund transaction accounts.

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

The Distributor Measures sets forth the requirements for independent fund distributors. Neither shareholder of an independent fund distributor nor controlling shareholder or actual controller of the shareholders may either hold shares in more than two independent fund distributors or control more than one of the independent fund distributors, except as otherwise provided for by the CSRC.

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

Pursuant to the Minutes of the National Court Work Conference for Civil and Commercial Trial (“全国法院民商事审判工作会议纪要”), hereinafter referred to as the “Conference Minutes”, promulgated by the Supreme People’s Court on November 8, 2019, where the issuer or distributor of a financial product fails to fulfill its suitability obligation and causes any loss to the financial consumer in the process of purchasing the financial product, the financial consumer may not only request the issuer of the financial product to bear the liability for compensation, but also request the distributor of the financial product to bear the liability for compensation jointly and severally.

The Supreme People’s Court promulgated the Minutes of National Court Work Conference for Finance-Related Trial (Draft for Comments) (“全国法院金融审判工作会议纪要（征求意见稿）”) on April 13, 2023, summarizing common issues in trial of cases concerning asset management in financial industry and rendering judicial opinions. We keep close attention to the official promulgation of this minutes.

Our group conducts the distribution of publicly raised funds through a subsidiary of the VIE, Fanhua Puyi, which has obtained its License to Conduct Securities and Futures Business from the CSRC in 2013 and has had the license renewed on March 9, 2017 the latest. With its license, Fanhua Puyi can conduct business of fund product distribution. As of June 30, 2023, Fanhua Puyi had a total of 214 qualified fund professionals. It is also an active member of the AMAC with its membership being valid through May 14, 2025.

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

The CSRC promulgated Publicly Raised Securities Investment Fund Managers Supervision and Administration Measures (“公开募集证券投资基金管理人监督管理办法”) on May 20, 2022, effective on June 20, 2022. The measures aims to: (i) regulate publicly raised fund management activities; (ii) reinforce supervision on and administration of the publicly raised fund managers; (iii) protect legitimate rights and interests of fund unit holders and other related parties; and (iv) boost orderly development of publicly raided fund industry. The measures plays a positive role toward protecting legitimate rights and interest of the clients of fund distributors.

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

The AMAC promulgated the Guidelines on Privately Raised Securities Investment Funds Operation (Draft for Comments) (“私募证券投资基金运作指引（征求意见稿）”) on April 28, 2022. The Draft proposes regulatory requirements for fund-raising, investing and operation of privately raised fund, differentiated rectification requirements for existing funds in various conditions and adequate transitional arrangements concerning rectification of key provisions: (i) specifying a threshold requirement of RMB10,000,000 for initial fund-raising and subsequent fund scale of privately raise funds, in consistent with the Measures on Registration and Filing of Privately Raised Investment Funds; (ii) reinforcing investor suitability requirements, i.e. where investment is made in special assets such as assets with low liquidity, the investors shall invest in funds within their risk tolerance range; (iii) guiding investors into rational and long-term investments and expressly requiring fund contracts to have a six-month or above lock-up period for investors (with relevant professional investors to be exempted); (iv) requiring privately raised securities investment funds to prudently establish early warning line, stop loss line and the relevant arrangements after triggering thereof; (v) requiring privately raised securities investment funds to make investments by asset portfolios and not to invest over 25% of its net assets into one single asset; and (vi) prohibiting multi-level nesting, i.e. privately raised securities investment funds shall have clear and transparent structures and shall not circumvent regulatory requirements by the means of setting up complex structures, multi-level nesting, and so forth.

The AMAC promulgated the Measures on Registration and Filing of Privately Raised Investment Funds and three supporting Guidelines (“《私募投资基金登记备案办法》及3项配套指引”) on February 24, 2023, effective on May 1, 2023, and the Application Document List for Registration of Privately Raised Fund Managers (as amended in 2023) (“私募基金管理人登记申请材料清单（2023年修订）”) on April 7, 2023 in support of the aforesaid Measures on Registration and Filing of Privately Raised Investment Funds. The aforementioned regulations further specify the requirements for the management and operation of privately raised investment funds managers and privately raised investment funds.

On July 9, 2023, the State Council promulgated the Supervisory and Administrative Regulations for Privately Raised Investment Funds (“私募投资基金监督管理条例”), hereinafter referred as to the “Regulations for Privately Raised Funds”, effective on September 1, 2023. The main purposes of the Regulations for Privately Raised Funds include (i) to regulate business activities of Privately Raised Investment Funds (hereinafter referred as to the “Privately Raised Funds”), (ii) to protect legitimate rights and interests of investors and other stakeholders, and (iii) to facilitate normative and healthy development of the industry. The Regulations for Privately Raised Funds shall apply to investment activities as described below: (i) within the territory of the PRC, (ii) to raise fund by non-public means, (iii) to establish investment funds or, for investment purpose, to establish company or partnership by law, (iv) to manage the fund through a privately raised fund manager or general partner, and (v) to carry out investment activities for the benefit of investors. The Regulations for Privately Raised Funds encompasses provisions mainly in five respects: (i) prominent regulatory requirements on key players; (ii) all-round regulation on fund-raising activities and filing requirement; (iii) regulation on investment activities; (iv) articulated market-based exit mechanism; and (v) abundant operational and post-operational regulatory tools and intensified punishments on illegal and irregular acts. Furthermore, the Regulations for Privately Raised Funds has, in its General Provisions, expressly adopted classified regulation on venture capital funds and has set a separate chapter therefor to articulate conditions for venture capital funds in terms of scope of investment, term of investment, contractual tactics, and so forth and to reinforce coordination between venture capital fund regulatory policies and development policies. Given that the Regulations for Privately Raised Funds is promulgated by the State Council, the highest administrative authority of the PRC, it ranks at the third level in terms of effectiveness, i.e. inferior to constitution and laws passed by the National People’s Congress and the SCNPC but superior to local and departmental regulations. If any local and departmental regulations or normative documents regarding privately raised funds conflict with such Regulations for Privately Raised Funds, the Regulations for Privately Raised Funds shall prevail.

PRC Regulations Relating to Asset Management Services

The CSRC promulgated the Administrative Measures for the Privately Raised Asset Management Business of Securities and Futures Institutions (“证券期货经营机构私募资产管理业务管理办法, 证监会令第203号”) on January 12, 2023, which took effect on March 1, 2023. On the even date, the CSRC promulgated a supporting normative document the Administrative Provisions on Securities and Futures Institutions’ Operation of the Privately Raised Asset Management Plans (“证券期货经营机构私募资产管理计划运作管理规定, 证监会公告第2号”), which took effect on March 1, 2023. These documents particularly prohibit regulation circumventing acts like passageway business by asset management institutions, debt disguised as equity and so forth, aiming at preventing financial risks.

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

Domain Names

The Ministry of Industry and Information Technology (the “MIIT”) promulgated the Administration Measures of Internet Domain Names (“互联网域名管理办法”), hereinafter referred to as the “Domain Name Measures”), on August 24, 2017, which took effect on November 1, 2017. China Internet Network Information Center promulgated the Implementation Rules on Registration of Domain Names (“域名注册实施细则”) on May 29, 2012 with immediate effect and the Measures for National Top Level Domain Name Disputes Resolution (“国家顶级域名争议解决办法”) on November 21, 2014, which has been repealed by the Implementation Rules on Registration of Domain Names (“国家顶级域名注册实施细则”) and Measures for National Top Level Domain Name Disputes Resolutions (“国家顶级域名争议解决办法”) on June 18, 2019. Pursuant to these laws, regulations and administrative rules, domain names registrations are processed through domain names service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

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

In September 2016, the National People’s Congress Standing Committee published its decision to revise the laws relating to wholly foreign-owned enterprises and other foreign-invested enterprises. Such decision, which took effect on October 1, 2016, changes the “filing or approval” procedure for foreign investments in China such that foreign investments in business sectors not subject to special administrative measures will only be required to complete a filing instead of the existing requirements to apply for approval. The special entry management measures shall be promulgated or approved to be promulgated by the State Council. Pursuant to a circular issued by NDRC and MOFCOM on October 8, 2016, the special entry management measures shall be implemented with reference to the relevant regulations as stipulated in the Catalogue of Industries for Guiding Foreign Investment (“外商投资产业指导名录”) in relation to the restricted foreign investment industries, prohibited foreign investment industries and encouraged foreign investment industries. The Provisional Administrative Measures for Filing of Establishment and Modifications of Foreign Investment Enterprises (“外商投资企业设立及变更备案管理暂行办法”) has been repealed by the Measures for the Reporting of Foreign Investment Information (“外商投资信息报告办法”), hereinafter referred to as the “Measures for Reporting”, promulgated by the Ministry of Commerce of the People’s Republic of China and the State Administration for Market Regulation on December 30, 2019, effective on January 1, 2020. Pursuant to the Measures for Reporting, foreign investors or foreign-funded enterprises shall report investment information to MOFCOM through the enterprise registration system and the National Enterprise Credit Information Publicity System.

The Provisions on Guiding Orientation of Foreign Investment (“指导外商投资方向规定”), the 2022 revision of the Catalogue of Encouraged Industries for Foreign Investment (“鼓励外商投资产业目录（2022年版）”), and the 2021 Special Administrative Measures for Access of Foreign Investment (the “Negative List”) classify foreign investment projects into four categories: encouraged projects, permitted projects, restricted projects and prohibited projects. The purpose of these regulations is to direct foreign investment into certain prioritized sectors and restrict or prohibit investment in other sectors. The Negative List uniformly sets forth the ownership requirements, requirements for senior executives, and other special administrative measures for the access of foreign investment. Fields not on the Negative List shall be administered under the principle of equal treatment to both domestic and foreign investment.

The Foreign Investment Law was adopted at the Second Session of the 13th National People’s Congress on March 15, 2019 and officially took effect on January 1, 2020. The Foreign Investment Law replaces the current laws and regulations governing the three traditional types of foreign-invested enterprises (equity joint ventures, cooperative joint ventures and wholly-foreign owned enterprises). The Implementation Regulations for the Foreign Investment Law of the PRC was promulgated by the State Council on December 26, 2019 and took effect on January 1, 2020.

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

The SAFE promulgated the Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (“关于改革外商投资企业外汇资本金结汇管理方式的通知”), hereinafter referred to as the “Circular 19”, effective on June 1, 2015, in replacement of the SAFE Circular 142 (the Circular on Improving Business Operating Issues Concerning the Administration of Foreign Exchange Payment and Settlement of Capital of Foreign-Invested Enterprises) (“关于完善外商投资企业外汇资本金支付结汇管理有关业务操作问题的通知”). According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans or the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Circular on Reforming and Regulating the Foreign Exchange Settlement Management Policy of Capital Account (“关于改革和规范资本项目结汇管理政策的通知”), hereinafter referred to as the “Circular 16”, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of the Circular 19 or Circular 16 could result in administrative penalties.

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

By means of making loans, our PRC subsidiary and the VIE are subject to the relevant PRC laws and regulations relating to foreign debts. On January 8, 2003, the NDRC, SAFE and Ministry of Finance jointly promulgated the Circular on the Interim Administrative Measures for Foreign Debts (“外债管理暂行办法”), hereinafter referred to as the “Foreign Debts Administrative Measures,” which took effect on March 1, 2003, and partially repealed on May 10, 2015. Pursuant to the Foreign Debts Administrative Measures, the total amount of foreign loans received by a foreign-invested company shall not exceed the surplus between the total investment in projects as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. In addition, on January 12, 2017, the People’s Bank of China (the “PBOC”) promulgated the Circular on Matters Concerning Macro-Prudential Administration of Cross-Border Financing in General (“关于全口径跨境融资宏观审慎管理有关事宜的通知”), hereinafter referred to as the “PBOC Circular 9”, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested companies and domestic-invested companies. Pursuant to the PBOC Circular 9, the foreign debt upper limit for both foreign-invested companies and domestic-invested companies is calculated as twice the amount of the net asset of such companies. As to net assets, the companies shall take the net assets value stated in their latest audited financial statement.

On January 5, 2023, the NDRC promulgated Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises (“企业中长期外债审核登记管理办法”), hereinafter referred to as the “Medium and Long-term Foreign Debts Measures”, which took effect on February 10, 2023. The Medium and Long-term Foreign Debts Measures was enacted principally to facilitate the orderly development of overseas financing by domestic enterprises, to promote the utilization efficiency of the Medium and Long-term Foreign Debts’ proceeds, and to forestall foreign debt risks effectively. The “Medium and Long-term Foreign Debts of the Enterprises” (hereinafter referred to as the “Foreign Debts”) is defined in the Medium and Long-term Foreign Debts Measures as debt instruments with terms over one year, borrowed from overseas by PRC domestic enterprises or the overseas enterprises/branches controlled by them, denominated in local or foreign currency, and with their principals to be repaid and interests to be paid as agreed. When borrowing Foreign Debts, the enterprises shall (i) complete the verification and registration procedures as required under the Measures, (ii) report and disclose relevant information, (iii) optimize use of foreign debts funds, (iv) manage risks properly, and (v) be cooperative in supervisions and inspections. The Measures also stresses that the proceeds raised as Foreign Debts shall not be used in a way threatening/damaging information and data security of China or increasing implicit debts of local governments, nor shall them be applied in making up losses, speculations or (unless by banks or other financial institutions) onward lending to others.

The PBOC Circular 9 does not supersede the Foreign Debts Administrative Measures. It provides a one-year transitional period from its promulgation date to foreign-invested companies, such as our WFOE, which are permitted to choose their calculation method of foreign debt upper limit based on either the Foreign Debts Administrative Measures or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, the PBOC and the SAFE shall reevaluate the calculation method for foreign-invested companies and determine what the applicable calculation method shall be. On January 7, 2021, the PBOC and the SAFE issued the Circular on Adjusting Macro-Prudential Parameters for Enterprises’ Cross-Border Financing (“关于调整企业跨境融资宏观审慎调节参数的通知”), hereinafter referred to as the “Circular 5”, which sets out the macro-prudent adjustment parameters and a multiplier to decide the upper limit of outstanding cross-border financing an institution can have. The Circular 5 lowers the multiplier from 1.25 to 1. On October 25, 2022, the PBOC and SAFE jointly declared that the macro-prudential adjustment parameter for Enterprises’ Cross-Border Financing was adjusted from 1 back to 1.25.

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

The SAFE Circular 37 was issued to replace the SAFE Circular 75 (the Circular on Relevant Issues Concerning Foreign Exchange Administration in Respect of Financing and Round-trip Investments by Domestic Residents through Overseas Special Purpose Vehicles (“关于境内居民通过境外特殊目的公司融资及返程投资外汇管理有关问题的通知”). The SAFE further enacted the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investment (“关于进一步简化和改进直接投资外汇管理政策的通知”), hereinafter referred to as the “SAFE Notice 13” effective on June 1, 2015, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of the SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

PRC Regulations Relating to Overseas Listing and Financing of Domestic Enterprises

On April 2, 2022, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration in respect of Overseas Securities Issuance and Listing by Domestic Enterprises (Draft for Comments) (“关于加强境内企业境外发行证券和上市相关保密和档案管理工作的规定（征求意见稿）”), which was later amended by the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Offering and Listing of Securities by Domestic Enterprises (“关于加强境内企业境外发行证券和上市相关保密和档案管理工作的规定”) promulgated by the CRSC, the Ministry of Finance, the National Administration for Protection of State Secrets and the National Archives Administration jointly on February 24, 2023, which took effect on March 31, 2023. The Provisions aims to (i) safeguard national economic security, (ii) protect social public interest, (iii) regulate confidentiality and archive administration concerning direct or indirect overseas offering and listing of securities by domestic enterprises, and (iv) facilitate enterprises’ overseas offering and listing activities in compliance with laws and regulations. The aforementioned provisions mainly comprises: (i) extending the application to enterprises listed overseas indirectly, as is consistent with the Provisional Administrative Measures for Overseas Offering and Listing of Securities by Domestic Enterprises, with the “PRC domestic enterprises” being defined to include domestic joint-stock companies offering or listing securities overseas directly and indirectly; (ii) adding procedural requirements and specifying confidentiality responsibilities of enterprises, i.e. when domestic enterprises providing or disclosing (or having provided or disclosed by the overseas listing entity) documents and materials to securities company, accounting firms, other securities service providers and overseas regulators, confidentiality laws and regulations shall be abided by; when domestic enterprises providing documents and materials to relevant securities companies and securities service providers, written explanation on details of sensitive information shall be provided and the securities companies and securities service providers shall keep such written explanation in proper custody for inspection; (iii) specifying accounting archive administration requirements, i.e. when domestic enterprises providing accounting archives or copies thereof to relevant securities companies, securities service providers, overseas regulators and other entities and individuals, the procedures under the relevant provisions of the State shall be followed; and (iv) specifying that, when overseas securities regulators and other competent authorities intend to investigate or collect evidence from the domestic enterprises and their domestic securities companies and securities service providers with respect to such domestic enterprises’ offering and listing of securities overseas and related activities, such investigation or evidence collection shall proceed under cross-border regulatory cooperation mechanisms; the CRSC and other competent authorities are to provide necessary assistance under bilateral or multilateral cooperation mechanisms as well as system guarantee for safe and efficient cross-border regulatory cooperation.

On December 24, 2021, the CSRC promulgated the Administrative Provisions of the State Council on Overseas Offering and Listing of Securities by Domestic Enterprises (Draft for Comments) (“国务院关于境内企业境外发行证券和上市的管理规定（草案征求意见稿）”) and the Administrative Measures for Filing by Domestic Enterprises of Overseas Securities Issuance and Listing Overseas (Draft for Comments) (“境内企业境外发行证券和上市备案管理办法（征求意见稿）”), both of which having been integrated into the Provisional Administrative Measures on Overseas Offering and Listing of Securities by Domestic Enterprises (“境内企业境外发行证券和上市管理试行办法”) promulgated on February 17, 2023, which took effect on March 31, 2023. Thereafter, the CSRC promulgated six Guidelines for Application of Regulatory Rules on Overseas Offering and Listing (“六项监管规则适用指引”) with immediate effect, hereinafter collectively referred to as the “Administrative Measures and Supporting Guidelines on Overseas Offering and Listing”. The Administrative Measures and Supporting Guidelines on Overseas Offering and Listing are mainly to (i) regulate domestic enterprises’ activities of overseas securities offering and listing, and (ii) facilitate domestic enterprises’ healthy development by utilizing overseas capital markets in compliance with laws and regulations. The Administrative Measures and Supporting Guidelines on Overseas Offering and Listing mainly comprise: (i) implementing unified filing requirements for direct and indirect securities offering and listing by domestic enterprises; specifying overseas securities offering and listing by domestic enterprises governed by these Administrative Measures; setting up a negative list administration mechanism; setting no extra thresholds and conditions for overseas listing other than those express negative conditions such as prohibition by law, possibility to endanger national security, the enterprise or its controlling shareholder (actual controller) being involved in crime material breach of law or material irregularity, shareholding of controlling shareholder (or the shareholder controlled by controlling shareholder or actual controller) under material title dispute, and so forth; (ii) specifying filing requirements, including the subject, timing and procedure of filing; (iii) reinforcing regulatory concertation by establishing overseas offering and listing of securities regulatory concertation mechanism, improving cross-border securities regulatory cooperation arrangements, and establishing filing information notification and other mechanisms; (iv) specifying legal liabilities for failure to comply with the filing requirements, false filing materials and other illegal or irregular acts and raising the costs of illegal or irregular acts; and (v) increasing systemic flexibility, i.e. relaxing circumstance specific restrictions (such as those under the circumstances of stock option incentive and shares issued to purchase assets) on persons receiving shares issued in the event of direct offering and listing overseas, relaxing currency restrictions to allow fund raising and dividend distribution in RMB; further facilitating “full circulation” by allowing holders of domestic non-listed shares in domestic enterprises directly listed overseas to, upon registration, convert such shares into overseas floating shares.

In tandem with promulgation of the aforesaid new rules, heads of competent authorities addressed issues of extensive concern. As per the relevant CSRC Answers to Reporter Questions on the official website of the CSRC (“境内企业境外发行证券和上市管理试行办法-答记者问”), hereinafter referred as to the “Answers to Reporter Questions”, enterprises having completed the overseas listing prior to the date on which the Administrative Measures and Supporting Guidelines on Overseas Offering and Listing took effect are existing enterprises. The existing enterprises are not required to make immediate filing thus far; however, they shall comply with the filing requirements with the CSRC as required in the event of subsequent re-financing or other matters requiring filing. Furthermore, the Answers to Reporter Questions expressed that the CSRC will, upon consulting with other competent authorities, accept the filing to those enterprises with VIE structure and meeting regulatory requirements.

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

In February 2015, the SAT promulgated an Announcement on Certain Enterprise Income Tax Matters Regarding Indirect Transfer of Properties between Non-resident Enterprises (“关于非居民企业间接转让财产企业所得税若干问题的公告”), hereinafter referred to as “the SAT Circular 7”, which supersedes the rules with respect to the Indirect Transfer under the SAT Circular 698, but does not touch upon other provisions of the SAT Circular 698, which remain in force. The SAT Circular 7 extends its tax jurisdiction to not only Indirect Transfers set forth under the SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, the SAT Circular 7 provides clearer criteria than the SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and sale and purchase of equity interest through an open stock market. The SAT Circular 7 also brings challenges to both foreign transferors and transferees (or other person obligated to pay tax for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests in an overseas holding company, i.e., an Indirect Transfer, the non-resident enterprise as either transferor or transferee or the PRC entity that directly owns the taxable assets shall report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferor/transferee or other person obligated to pay tax for the transfer is obligated to withhold the applicable taxes at a rate of 10% for the proceeds from transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee shall be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

On December 28, 2012, the PRC Labor Contract Law was amended with effect from July 1, 2013 to impose more stringent requirements on labor dispatch. Under such law, dispatched workers are entitled to salary equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security. Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work. According to the Interim Regulations on Labor Dispatch (“劳务派遣暂行规定”) promulgated by the Ministry of Human Resources and Social Security on January 24, 2014 and effective from March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers). The Interim Regulations on Labor Dispatch requires employers not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016. In addition, an employer is not permitted to hire any new dispatched worker until the number of its dispatched workers has been reduced to below 10% of the total number of its employees. On December 29, 2018, the PRC Labor Law was amended with effect on the same day. Under such amendment to the PRC Labor Law, (i) the approval procedure for employers to recruit minors is delayed; (ii) institutions assessing workers’ professional skills are no longer required to be approved but to be registered only; and (iii) the market supervision departments have got the right to revoke the business license of employers who illegally recruit minors.

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

The CSRC promulgated the Administrative Measures for Cybersecurity and Information Security in the Securities and Futures Industry (“证券业网络和信息安全管理办法”) on February 27, 2023, which took effect on May 1, 2023. The aforementioned Measures imposes cybersecurity administration requirements for various kinds of entities in the securities and futures industry: requiring certain entities to establish comprehensive network and information protection systems and clarifying requirements on data and information system backups and regularized pressure tests. Provisions are also made on information protection mechanism and other matters.

PRC Regulations Relating to Internet Privacy

In recent years, PRC government authorities have enacted laws and regulations on Internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services (“互联网信息服务管理办法”) prohibits ICP service operators from insulting or slandering a third-party or infringing upon the lawful rights and interests of a third-party. Under the Several Provisions on Regulating the Market Order of Internet Information Services (“规范互联网信息服务市场秩序若干规定”) promulgated by the MIIT in 2011, an ICP service operator may not collect any user’s personal information or provide any such information to third-parties without the consent of the user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user’s personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in the case of any leak or likely leak of the users’ personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunication regulatory authority. In addition, pursuant to the Decision on Strengthening Network Information Protection (“关于加强网络信息保护的决定”) promulgated by the SCNPC in December 2012 and the Regulations on Protecting Personal Information of Telecommunications and Internet Users (“电信和互联网用户个人信息保护规定”) promulgated by the MIIT in July 2013, any collection and use of users’ personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities. Furthermore, in June 2016, the State Internet Information Office issued the Administrative Regulations on Mobile Internet Application Information Services (“移动互联网应用程序信息服务管理规定”), which took effect on August 1, 2016, to further strengthen regulation of the mobile application information services. Pursuant to these provisions, owners or operators of mobile Internet applications providing information services are required to be responsible for information security management, to establish and improve the protective mechanism for user information, to observe the principles of legality, rightfulness and necessity, and to expressly state the purpose, method and scope of, and obtain users’ consent to, the collection and use of users’ personal information. In addition, the new Cyber Security Law also requires network operators to keep users’ personal information that they have collected in strict confidentiality and to establish and improve their user information protective mechanisms. On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR promulgated the Method for Identifying Illegal Collection and Use of Personal Information Through App (“App违法违规收集使用个人信息行为认定方法”), which provides guidance for regulatory authorities to identify the illegal collection and use of personal information through mobile apps, for app operators to conduct self-examination and self-correction, and for other participants to voluntarily monitor compliance.

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

The PBOC issued the Technical Specifications for Personal Financial Information Protection (“个人金融信息保护技术规范”) on February 13, 2020, with immediate effect. This standard sets forth additional privacy and cyber security requirements on the life cycle of personal financial information collected and processed by Financial Industry Institutions. In September 2020, the PBOC promulgated the People’s Bank of China Implementation Measures for Protecting Financial Consumers’ Rights and Interests (“中国人民银行金融消费者权益保护实施办法”), hereinafter referred to as the “Financial Consumer Measures”), which took effect on November 1, 2020. Although the Financial Consumer Measures focus more broadly on consumer rights in the financial sectors, it imposes upon financial institutions privacy and cyber security obligations which in certain instances extend beyond the requirements stipulated in the Cyber Security Law.

The People’s Republic of China Data Security Law (“数据安全法”), hereinafter referred to as the “Data Security Law”), was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021. The SCNPC also promulgated the People’s Republic of China Personal Information Protection Law (“个人信息保护法”), hereinafter referred to as the “PIPL”, which took effect on November 1, 2021, imposing restrictions on entities and individuals, including those operating abroad, that collect and process personal information and sensitive information from data subjects in China. Personal information, if collected and generated in the territory of China by critical infrastructure information operators and personal information processors or the number of users having reached the threshold prescribed by the Cyberspace Administration of China, shall be stored within the territory of China. If critical infrastructure information operators and personal information processors need to transfer personal information outside of China, they are required to undergo a security assessment organized by the National Cyberspace Administration of China.

The CAC promulgated Measures for the Standard Contract for Cross-border Transfer of Personal Information (“个人信息出境标准合同办法”) on March 22, 2023, which took effect on June 1, 2023. In order to guide and support personal information processors to file the standard contract properly and orderly, the CAC promulgated the Guidelines on Filing of the Standard Contract for Cross-border Transfer of Personal Information (First Edition) (“个人信息出境标准合同备案指南（第一版）”) on May 30, 2023, with immediate effect. The aforementioned regulations expressly provide for the routes and risk prevention matters when personal information processors transferring personal information abroad. For activities of transferring personal information abroad commencing before such regulations took effect that do not comply with the aforementioned regulations, rectification shall be completed within six months after such regulations took effect.

As the state’s supervision of data security and protection of personal information continues to deepen, the legislation and law enforcement activities of information protection in the financial field are gradually being strengthened. We will pay close attention to the latest regulatory developments on consumer financial information.

The CAC promulgated the Administrative Measures for the Compliance Audit on Personal Information Protection (Draft for Comments) on August 3, 2023. The Administrative Measures aims to guide and regularize compliance audits on personal information protection, improve regulatory compliance in personal information processing activities, and protect personal information rights and interests. If the Administrative Measures takes effect, personal information processors shall conduct compliance audit (or have compliance audit carried out) on personal information protection in the following two circumstances: (i) where a personal information processor is processing personal information of more than one million individuals, compliance audit on personal information protection shall be carried out at least once for a year; and (ii) as to other personal information processors, compliance audit on personal information protection shall be carried out at least once for every two years.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries, interests and the VIEs as of June 30, 2023.

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

The VIE agreements under the contractual arrangements consist of (i) an exclusive technical and consulting services agreement; (ii) powers of attorney; (iii) an equity interest pledge agreement; (iv) spousal consent letters; and (v) an exclusive option agreement. The following is a summary of the common contractual arrangements that enable us to consolidate the VIEs’ operations and financial results and receive substantially all of the economic benefits from their business operations. Any reference to control or benefits that accrue to us because of the VIEs is limited to and subject to conditions we have satisfied for consolidation of the VIEs under U.S. GAAP.

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

Agreements that Enable Us to Consolidate the Operations and Financial Results of Puyi Bohui and Its Subsidiaries

Powers of Attorney. On September 6, 2018, Mr. Yu Haifeng and Ms. Yang Yuanfen, shareholders of Puyi Bohui, each executed a Power of Attorney in favor of Puyi Consulting and Puyi Bohui, pursuant to which both shareholders of Puyi Bohui irrevocably authorize and constitute Puyi Consulting as their attorney-in-fact to exercise on the shareholders’ behalf any and all rights that shareholders of Puyi Bohui have in respect of their equity interests in Puyi Bohui, including but not limited to: (i) attending shareholders’ meetings; (ii) exercising all the shareholder’s rights and shareholders’ voting rights that the shareholders are entitled to under the PRC laws and the Articles of Association of Puyi Bohui, including the sale, transfer, pledge or otherwise disposition of shares in part or in whole; and (iii) designating and appointing on behalf of the shareholders the legal representative, the executive director and/or director, supervisor, the chief executive officer and other senior executives of Puyi Bohui. Both of the Powers of Attorney came into effect on September 6, 2018. As of the date of this annual report, Mr. Yu Haifeng’s power of attorney shall remain effective, while Ms. Yang Yuanfen’s becomes void since Puyi Consulting duly purchased Ms. Yang Yuanfen’s 0.96% equity interest in Puyi Bohui by exercising its exclusive option under the Exclusive Option Agreement on June 30, 2022.

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

The VIE agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. For additional information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with the VIE and its principal shareholder Mr. Yu Haifeng for a portion of our China operations, which may not be as effective as ownership in directing operational activities of the VIEs.” Such arbitration provisions have no effect on the rights of our shareholders to pursue claims against us under U.S. federal securities laws.

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

C. Organizational Structure.

See “Item 4. Information on our group — A. History and Development of Our Group.”

D. Property and Equipment.

Our principal executive offices are located in leased office space at 61F, Pearl River Tower No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province. This office has a gross floor area of approximately 1,700 square meters. As of June 30, 2023, we have in aggregate 18 branches in Beijing, Guangzhou, Dongguan, Shenzhen, Shijiazhuang, Jiaxing, Chengdu, Shenyang, Tianjin, Xi’an, Nanjing, Fuzhou, Deyang and etc., with an aggregate gross floor area of approximately 6,200 square meters.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts in this annual report on Form 20-F. The discussion and analysis about the fiscal year ended June 30, 2021, including year-to-year comparison between the fiscal years ended June 30, 2021 and 2022, are not included in this annual report. For details of such information, see “Item 5. Operating and Financial Review and Prospects” in the 2022 annual report of the group.

A. Operating Results

Overview

Puyi is a leading third-party wealth management services provider in China with a focus on the affluent and emerging middle class population. We derive and expect to continue to derive net revenues primarily from two business segments: wealth management services and asset management services. Our largest business has historically been and continues to be our wealth management services business. Under wealth management services, we charge almost all financial product issuers distribution commissions calculated as a percentage of the amount of products distributed by us, and specifically, earn performance-based fees mainly from the issuers of certain privately raised fund products that we distribute. For the fiscal year ended June 30, 2023, the total transaction value of publicly raised fund products distributed by us decreased to RMB11.1 billion (US$1.5 billion) from RMB13.1 billion for the fiscal year ended June 30, 2022, among which, the transaction value for institutional clients has reached RMB5.4 billion. Although the number of institutional clients is comparatively low currently, the transaction value that each institutional client contributes is large. Under asset management services, we are entitled to management fees amounting to a percentage of capital committed and a performance-based carried interest based on the extent of which the fund’s investment performance exceeds a certain threshold.

Our net revenues were RMB114.4 million (US$15.8 million) for the fiscal year ended June 30, 2023, as compared to RMB188.7 million for the fiscal year ended June 30, 2022. Our result from operations (calculated as net revenues minus operating costs and expenses) was a loss of RMB58.8 million (US$8.1 million) for the fiscal year ended June 30, 2023, as compared to a loss of RMB74.1 million for the fiscal year ended June 30, 2022. As we had more other income, net for the fiscal year ended June 30, 2023, primarily due to disposal of a subsidiary, we incurred a decreased net loss before income taxes (calculated as result from operations plus other income, net) of RMB35.0 million (US$4.8 million) for the fiscal year ended June 30, 2023, as compared to a net loss before income taxes of RMB61.6 million for the fiscal year ended June 30, 2022. Due to events beyond our control, such as the global COVID-19 pandemic, the trade tension between U.S. and China, and the geopolitical conflicts, China’s economic growth has been shriveling and no longer maintains its high growth rate. As a result, concerns on future uncertainty have led to Chinese investors’ significantly declined willingness to invest, which in turn resulted in a limited growth on the sales of our publicly raised fund and privately raised fund products.

Against this backdrop, investors, particularly middle-class investors, are more inclined to products with lower volatility or more pronounced returns. Taking these factors into account, we proactively adjusted our product matrix to offer more categories of products, including the launch of more robust and conservative products and the development of target yield product series, in order to balance the risk and return expectations between investors and the products. By implementing the above measures, we believe we can better assist our clients in optimizing their asset allocation strategies, thereby enlarging our client base. Meanwhile, we aspire to win trust from our clients by assisting them to successfully set up trust accounts so as to attract them to engage with us for more products and/or services. Starting from July 2021, we started our trust consulting service and helping an aggregated number of 366 affluent families to set up trust accounts with entrusted assets of RMB4.1 billion till June 30, 2023. We believe that we will attract more clients to set up their trust accounts as our reputation in the trust consulting services enhances, and as our services become sounder and more comprehensive. We also anticipate that as our trust consulting services gain more client recognition, our clients will inject more assets into the trust accounts that we help set up to purchase our publicly raised and privately raised fund products after consulting with us.

Major Factors Affecting Our Results of Operations

We believe that the major factors affecting our results of operations include the following:

Operating Costs and Expenses

Our operating costs and expenses have a significant impact on our financial results; therefore, we continued to cut costs in all aspects in the fiscal year 2023. For the fiscal year ended June 30, 2023, the total operating costs and expenses as a percentage of our revenue increased to 151.4% from 139.3% for the fiscal year June 30, 2022. Such increase was primarily due to a decrease of 39.4% in net revenue; partially offset by (i) a decrease of 48.9% in selling expenses primarily due to decreased labor cost related to the optimization of our sales and marketing team; (ii) a decrease of 52.3% in cost of sales, primarily due to a decrease in transaction value of our fund products; and (iii) a decrease of 9.6% in general and administrative expenses primarily due to decreased labor cost related to the optimization of our admin workforce. Additionally, we expect to minimize our expenses by continuing cost control in all aspects in the future.

Effectiveness of Our Sales Channel

We continued to optimize our two organic sales channels. One sales channel is through collaboration with seed clients — existing clients who believe in our service capabilities — to actively market our products or services on social media platforms to their family, friends and acquaintances. The number of our seed clients was approximately 23,000 as of June 30, 2023, while the number of active seed clients was 20,090, accounting for 87.6% of our total seed clients for the same period. The number of our seed clients and their ability to attract more potential clients are vital to the expansion of our business, and approximately 99.4% of our total sales from wealth management services for the fiscal year ended June 30, 2023 were generated by our seed clients. The other sales channel is through cooperation with wealth management studios that have already had a group of independent financial advisors. As of June 30, 2023, we had established cooperation with hundreds of wealth management studios.

Our seed clients and the cooperation with wealth management studios comprise our financial advisor salesforce. We believe that our financial advisor salesforce has and will continue to play a vital role in winning trust from and retaining existing clients as well as attracting new clients.

Business Mix

Other than the wealth management services we have provided since our inception, we also commenced asset management services in April 2018. In addition, we started to collaborate with an insurance agency company which is a related party to market their insurance products to our self-owned clients in January 2021 and started to provide trust consulting service in July 2021. Our revenue, net profit, profit margins and other aspects of our results of operations are affected by the level of success we experience in each of the businesses we operate:

●	Wealth management services. The composition and level of revenues that we derive from wealth management services are affected by the type of products we distribute, as the product type determines the fee rates of one-time commissions we can receive from the wealth management products we distribute. Our products distributed under our wealth management services can be broadly categorized into (i) publicly raised fund products and (ii) privately raised securities investment fund products. In line with the changing regulatory environment directed by the 2018 Guidelines and the continuing shift of investment focus from real properties to market-based standardized wealth management products among Chinese population with investable assets, for the fiscal year ended June 30, 2023, we have primarily distributed portfolios of standardized fund products.

●	Asset management services. As of June 30, 2023, we had ten FoFs under management with AUM totaling RMB541.9 million (US$74.7 million). The net revenues generating from asset management services decreased to RMB2.0 million (US$0.3 million) for the fiscal year ended June 30, 2023 from RMB5.9 million for the fiscal year ended June 30, 2022, as a result of a decrease in performance-based carried interest income to RMB96,000 (US$13,000) generated by our actively managed FoFs from RMB2.4 million for the fiscal year ended June 30, 2022.

●	Consulting and other services. Starting from January 2021, we collaborated with an insurance agency which is a related party and started to provide consulting service in connection with such agency’s insurance products. To diversify our services and satisfy our clients’ different needs for wealth management, when our clients want to purchase insurance products, we will recommend our insurance agency partner and market their insurance portfolios to our clients. Our insurance agency partner is responsible for handling insurance purchasing procedures and other client services, and we receive service fee from our insurance agency partner as a reward. We have also officially started the family office business since January 2022, including trust consulting, guest salons and many other services. As China’s economy has been rapidly growing for the past decades, affluent and high net worth families’ demand for wealth preservation, appreciation and inheritance has been increasing at the same time. Nevertheless, private banks and other financial institutions in China only provide services to ultra-high net worth individuals, resulting in a lack of wealth management services for affluent and high net worth families. We insightfully anticipated this market opportunity and launched our family office services including trust consulting services to benefit from the huge business potentials from affluent and high net worth families’ demand for wealth management services.

Product Mix

Our largest business line is wealth management services, and a significant change in the composition of the type of funds we distribute will affect our revenue, cost of sales and gross margin.

●

Publicly raised fund products. Starting from 2019, we have been strategically devoting more resources to publicly raised fund products including developing and distributing portfolios of publicly raised fund products. After years of accumulation of individual clients, we strategically switched our focus and have taken measures to attract more institutional clients by optimizing the efficiency of our core transaction system, increasing the awareness of our brand and reputation, and diversifying our product offerings. An increasing number of institutional clients have been purchasing our products, with the transaction value contributed by institutional clients reached RMB5.4 billion for the fiscal year ended June 30, 2023. We expect that net revenues from distribution of publicly raised fund products, absolute terms and a percentage of net revenues from wealth management services, would continue to increase in the future as a result of our efforts to attract more institutional clients.

●	Privately raised fund products. 27.1% of our wealth management services revenue is derived from privately raised fund products. The distribution commission fees are calculated by multiplying a pre-agreed charge rate with the amount of products distributed. For the fiscal year ended June 30, 2023, our net revenues from the privately raised fund products, decreased to RMB25.7 million (US$3.6 million) for the fiscal year ended June 30, 2023 from RMB61.6 million for the fiscal year ended June 30, 2022. Such decrease was primarily due to the decrease in commission income (including management fee) of privately raised fund products as well as the decrease in performance-based fees.

Key Components of Results of Operations

Net Revenues

Our net revenues are total revenues net of VAT. For the fiscal year ended June 30, 2023, we generated revenue primarily from wealth management services. The table below sets forth the components of our net revenues for the period indicated.

	For the fiscal year ended June 30,
	2021		2022		2023
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Wealth management	176,589	92.4	171,541	90.9	95,013	83.0	13,103
Asset management	13,464	7.0	5,890	3.1	1,983	1.7	273
Consulting and other services	1,147	0.6	11,310	6.0	17,444	15.3	2,406
Total net revenues	191,200	100.0	188,741	100.0	114,440	100.0	15,782

Wealth Management Services

By revenue type

A majority of our net revenues from wealth management services are commissions paid by wealth management product providers. Upon establishment of a financial product, we charge a distribution commission fee against the issuer by multiplying a pre-agreed charge rate with the amount of products distributed through our online platform or offline sales network. We also charge recurring management fees for the management service, which are determined based on the types of financial products we distribute and calculated as either (i) pre-agreed percentage with the daily outstanding balance confirmed with the issuer, prorated daily (ii) pre-agreed charge rate with the amount of products distributed, the actual period length of the product, or (iii) as a percentage of the fair value of the total investment in the financial products, calculated daily. In addition, we receive performance-based fee income mainly for the privately raised funds we distribute. Performance-based fees are calculated based on the extent by which the fund’s investment performance exceeds a certain threshold. Performance-based fees are typically calculated and recognized when the cumulative return of the fund can be determined, and is not subject to claw back provision. For the fiscal year ended June 30, 2023, our performance-based fees decreased to RMB1.8 million (US$0.3 million) from RMB3.1 million for the fiscal year ended June 30, 2022, primarily due to that the privately raised fund products liquidated in the fiscal year ended June 30, 2023 did not reach the expected performance.

The following table sets forth the components of our revenue from wealth management services by fee type for the period indicated.

	For the fiscal year ended June 30,
	2021			2022		2023
	RMB	%		RMB	%	RMB	%	US$
	(in thousands, except for %)
Distribution commissions	176,573	100.0		168,489	98.2	93,188	98.1	12,851
Performance-based fees	16	-	*	3,052	1.8	1,825	1.9	252
Total net revenues	176,589	100.0		171,541	100.0	95,013	100.0	13,103

*	The percentage is less than 0.1%

By product type

Publicly Raised Fund Products

Starting from 2019, we have been strategically devoting our resources to publicly raised fund products and have begun to develop and distribute portfolios of publicly raised fund products. As a result, the transaction value of publicly raised fund products distributed continued to be more than RMB11 billion for the fiscal year ended June 30, 2023.

Privately Raised Fund Products

Historically, a privately raised fund products provider was required to identify its fund products as under either a direct sales model or distribution on a commission-based model at the time of filing details of the relevant fund products with the AMAC, which in turn determines the fee structure of privately raised funds distributed by us as either on a net-commission basis or a gross commission basis. Under the net commission model, the commissions paid to our seed clients are borne by providers of the fund products. For these funds, we recognize the distribution commission fees and performance-based fees we receive as revenue, and no commissions are paid to seed clients by us or recognized as cost of sales. In contrast, under the gross commission model, we are responsible for the commissions paid to seed clients. We recognize distribution commission fees and performance-based fees we receive as revenue for these funds and recognize the commissions paid to seed clients as cost of sales. The distribution commission fees under both models are calculated by multiplying a pre-agreed charge rate with the amount of products distributed. Starting from July 1, 2020, we were no longer required to identify the sale model, and all of the distribution is under gross commission model.

The following table sets forth the breakdown of our revenue from wealth management services by product distributed for the periods indicated.

	For the fiscal year ended June 30,
	2021		2022		2023
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Publicly raised fund products	128,544	72.8	109,938	64.1	69,273	72.9	9,553
Exchange administered products(1)	300	0.2	-	-	-	-	-
Privately raised fund products
Net commission-based funds(2)	29,451	16.6	35,611	20.7	9,705	10.2	1,338
- Distribution commission	29,451	16.6	35,611	20.7	9,705	10.2	1,338
- Performance-based fees	-	-	-	-	-	-	-
Gross commission-based funds	18,294	10.4	25,992	15.2	16,035	16.9	2,212
- Distribution commission	18,278	10.4	22,940	13.4	14,210	15.0	1,960
- Performance-based fees	16	0.0	3,052	1.8	1,825	1.9	252
Subtotal	47,745	27.0	61,603	35.9	25,740	27.1	3,550
Total	176,589	100.0	171,541	100.0	95,013	100.0	13,103

(1)	We distributed exchange administered products in the past but ceased offering new exchange administered products since October 2019. Revenue from exchange administered products was from the existing funds which were fully redeemed in July, 2021.
(2)	Revenue from net commission-based funds was from the existing funds.

The following table sets forth the transaction value of the different product categories under our wealth management services for the periods indicated.

	For the year ended June 30,
	2021		2022		2023
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Publicly raised fund products	17,052,377	94.3	13,070,694	92.8	11,122,785	98.2	1,533,902
Privately raised fund products*	1,032,180	5.7	1,016,040	7.2	203,750	1.8	28,098
Total	18,084,557	100.0	14,086,734	100.0	11,326,535	100.0	1,562,000

*	Privately raised fund products are all gross commission-based funds.

Asset Management Services

Revenue under asset management services represents the management fees and carried interest from the funds that we manage. (The subscription fees we collect for the funds we manage are recorded as revenue under wealth management services. See “– Wealth Management Services – By Revenue Type”.) We currently manage ten FoFs. See “Item 4. Information on Our Group – B. Business Overview – Our Services – Asset Management Services”.

Consulting and other Services

As we plan to fulfill our clients’ diversified needs in wealth management, we expect that we will generate an increasing proportion of our revenue from providing consulting service in connection with other types of wealth management products, such as trust products. See “Item 4. Information on Our Group – B. Business Overview – Our Services – Consulting and other Services”.

Operating Costs and Expenses

Our operating costs and expenses consist of (i) cost of sales, (ii) selling expenses, and (iii) general and administrative expenses. The following table sets forth the components of our operating costs and expenses for the period indicated.

	For the fiscal year ended June 30,
	2021		2022		2023
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Cost of sales	44,043	16.7	33,834	12.9	16,136	9.3	2,225
Selling expenses	130,145	49.2	126,743	48.2	64,709	37.4	8,924
General and administrative	90,194	34.1	102,267	38.9	92,399	53.3	12,742
Total operating costs and expenses	264,382	100.0	262,844	100.0	173,244	100.0	23,891

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

The following table sets forth the components of our cost of sales for the period indicated.

	For the fiscal year ended June 30,
	2021		2022		2023
	RMB	%	RMB	%	RMB		%	US$
	(in thousands, except for %)
Commission cost
Publicly raised fund products and exchange administered products	15,593	35.5	13,333	39.4	7,683		47.6	1,060
Gross-commission-based Privately raised fund products	8,686	19.7	8,839	26.1	(63)	*	(0.4)	(9)
Subtotal	24,279	55.2	22,172	65.5	7,620		47.2	1,051
Payment processing fees	2,082	4.7	4,094	12.1	2,271		14.1	313
Others	17,682	40.1	7,568	22.4	6,245		38.7	861
Total cost of sales	44,043	100.0	33,834	100.0	16,136		100.0	2,225

*	The negative amount was due to a reversal of cost of sales in previous year.

Selling Expenses

Selling expenses primarily consist of (i) salaries and benefits of our in-house financial advisors, investment advisors and other sales and marketing employees, and (ii) rental and leasehold improvement expenses.

General and Administrative Expenses

General and administrative expenses primarily consist of (i) salaries and benefits related to our management and administrative employees, (ii) expenses of upgrading our information technology infrastructure, and (iii) rental and leasehold improvement expenses.

Other income

Our other income primarily consists of (i) our investment income from the disposal of a subsidiary, (ii) interest income from wealth management products we purchased and short-term loans we provided to a third-party company, and (iii) sundry income, including grants from local government.

Income (loss) before income taxes

As a result of the foregoing, we incurred loss before income taxes of RMB61.6 million for the fiscal year ended June 30, 2022 and loss before income tax of RMB35.0 million for the fiscal year ended June 30, 2023.

Income Tax Expense

The Cayman Islands

Puyi Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, our group is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

Our subsidiary incorporated in the BVI is not subject to taxation.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazette on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%. As Puyi HK was a holding company for the fiscal years ended June 30, 2020 and 2021, it did not generate any assessable profits arising or derived from Hong Kong. For the fiscal year ended June 30, 2023, Puyi HK generated a net taxable loss arising or derived from Hong Kong. As such, no provision for Hong Kong profits tax were made in these three fiscal years.

PRC

The Group’s PRC subsidiaries and the VIEs incorporated in PRC are subject to the PRC Enterprise Income Tax laws. Pursuant to the relevant laws and regulations in the PRC, Puyi Bohui is regarded as an accredited software company and a High and New Technology Enterprise (“HNTE”), and thus enjoys preferential tax treatments, including being exempted from PRC Enterprise Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Puyi Bohui, tax year 2015 was the first profit-making year and accordingly, from January 1, 2017 to December 31, 2019 Puyi Bohui has made a 12.5% tax provision for its profits; beginning from January 1, 2020, Puyi Bohui is qualified for west development taxation preference and is subject to an income tax rate for 15%. Shenzhen Zhongxiang is qualified for Shenzhen Qianhai modern services cooperation district entity tax preference and is subject to an income tax rate for 15%, and Shenzhen Zhongxiang was sold to a third-party in March 2023. Chongqing Fengyi and Puyi Consulting are qualified for west development taxation preference and is subject to an income tax rate for 15%. Based on the operating status of Puyi Dake, it has been certified as a HNTE, thus enjoys a preferential tax treatment of an income tax rate of 15%. Puyi Family Office and other PRC subsidiaries of the VIEs are subject to a standard 25% EIT.

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

	For the fiscal year ended June 30,
	2021		2022		2023
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Net revenues	191,200	100.0	188,741	100.0	114,440	100.0	15,782
Total operating costs and expenses	(264,382)	(138.3)	(262,844)	(139.3)	(173,244)	(151.4)	(23,891)
Income (loss) from operations	(73,182)	(38.3)	(74,103)	(39.3)	(58,804)	(51.4)	(8,109)
Other income, net:	17,508	9.2	12,511	6.7	23,812	20.8	3,283
Income (loss) before income taxes	(55,674)	(29.1)	(61,592)	(32.6)	(34,992)	(30.6)	(4,826)
Income tax (expense) benefit	9,608	5.0	925	0.5	(8,585)	(7.5)	(1,184)
Net income (loss)	(46,066)	(24.1)	(60,667)	(32.1)	(43,577)	(38.1)	(6,010)
less: net income (loss) attributable to non-controlling interests	304	0.2	-	-	-	-	-
Net income (loss) attributable to our shareholders	(46,370)	(24.3)	(60,667)	(32.1)	(43,577)	(38.1)	(6,010)

Year Ended June 30, 2023 Compared to Year Ended June 30, 2022

Net Revenues

Our net revenues decreased by RMB74.3 million, or 39.4%, from RMB188.7 million for the fiscal year ended June 30, 2022 to RMB114.4 million (US$15.8 million) for the fiscal year ended June 30, 2023.

Wealth management services

Net revenues from wealth management services decreased by RMB76.5 million, or 44.6%, from RMB171.5 million for the fiscal year ended June 30, 2022 to RMB95.0 million (US$13.1 million).

●	Publicly raised fund products. Our revenue from publicly raised fund products decreased by RMB40.6 million, or 37.0%, from RMB109.9 million for the fiscal year ended June 30, 2022 to RMB69.3 million (US$9.6 million). The decrease was primarily due to the influence of global geopolitics and COVID-19-related restrictive measures, which led to the long-term depression of the A-share market and the low investment confidence of the investors, resulting in the decrease in transaction value of publicly raised fund products and the reduction in commission income. Now the COVID-19 control measures have been relaxed and the domestic economy and financial markets have entered a recovery period, we are confident that with the recovery of China’s economy, the transaction value of publicly raised fund products will be restored soon.

●	Privately raised fund products. Our net revenues from privately raised fund products decreased by RMB35.9 million, or 58.2%, from RMB61.6 million for the fiscal year ended June 30, 2022 to RMB25.7 million (US$3.6 million). The decrease was primarily due to (i) the fact that investors were affected by the volatile market with increased uncertainty of the future, leading to negative sentiments for privately raised fund products and other high-risk products and their willingness to redeem funds has increased. Therefore, during the fiscal year ended June 30, 2023, the transaction value and outstanding daily balance of our privately raised fund products decreased, resulting in a decrease in commission income (including management fees); and (ii) performance-based fees of RMB1.8 million recognized for the fiscal year ended June 30, 2023, as compared to RMB3.1 million for the fiscal year ended June 30, 2022, representing a 40.2%.

Asset management services

We commenced our asset management services by launching two FoFs in April 2018. As of June 30, 2023, we had ten funds under management with AUM of RMB541.9 million (US$74.7 million). Our net revenues from asset management services decreased by RMB3.9 million, or 66.3%, from RMB5.9 million for the fiscal year ended June 30, 2022 to RMB2.0 million (US$0.3 million). The decrease was primarily due to a decrease in performance-based fees generated by our actively managed fund of funds to RMB96,000 (US$13,000) for the fiscal year ended June 30, 2023, from RMB2.4 million for the fiscal year ended June 30, 2022.

Consulting and other Services

Revenue from consulting and other services primarily consists of service fee from facilitating of insurance products for an insurance agency partner and service fee from providing comprehensive trust consulting service. Revenue from consulting and other services increased by RMB6.1 million, or 54.2% from RMB11.3 million for the fiscal year ended June 30, 2022 to RMB17.4 million (US$2.4 million) million for the fiscal year ended June 30, 2023, primarily due to an increase in service fee from trust consulting services and insurance services.

Operating Costs and Expenses

Our total operating costs and expenses decreased by RMB89.6 million, or 34.1%, from RMB262.8 million for the fiscal year ended June 30, 2022 to RMB173.2 million (US$23.9 million) for the fiscal year ended June 30, 2023.

Our cost of sales decreased by RMB17.7 million, or 52.3%, from RMB33.8 million for the fiscal year ended June 30, 2022 to RMB16.1 million (US$2.2 million) for the fiscal year ended June 30, 2023, primarily due to a decrease in transaction value of publicly raised fund products and privately raised fund products. Accordingly, our cost of sales as a percentage of net revenues decreased from 17.9% for the fiscal year ended June 30, 2022 to 14.1% for the fiscal year ended June 30, 2023, and our gross profit margin (calculated as the difference between net revenues and the cost of sales divided by the net revenues) increased from 82.1% for the fiscal year ended June 30, 2022 to 85.9% for the fiscal year ended June 30, 2023.

Our selling expenses decreased by RMB62.0 million, or 48.9% from RMB126.7 million for the fiscal year ended June 30, 2022 to RMB64.7 million (US8.9 million) for the fiscal year ended June 30, 2023, primarily due to (i) decrease in labor cost related to the optimization of our sales and marketing team (ii) decrease in incentives to seed clients and independent financial advisors for acquiring new clients as we now focus on exploring existing clients; and (iii) decrease in rental expense. Our selling expenses as a percentage of net revenues was 67.2% for the fiscal year ended June 30, 2022 and 56.5% for the fiscal year ended June 30, 2023.

Our general and administrative expenses decreased by RMB9.9 million or 9.6%, from RMB102.3 million for the fiscal year ended June 30, 2022 to RMB92.4 million (US$12.7 million) for the fiscal year ended June 30, 2023, primarily due to (i) decrease in labor cost related to the optimization of our admin workforce; (ii) decrease in rental expense; and (iii) decrease in the expenses of upgrading our information technology infrastructure. Our general and administrative expenses as a percentage of net revenues was 54.2% for the fiscal year ended June 30, 2022 and 80.7% for the fiscal year ended June 30, 2023.

Investment Income

Our investment income was RMB13.6 million (US$1.9 million) for the fiscal year ended June 30, 2023, while investment income was nil for the fiscal year ended June 30, 2022 which primarily due to investment income of RMB13.7 million from the disposal of a subsidiary.

Interest Income

Our interest income increased by 14.9% from RMB7.5 million for the fiscal year ended June 30, 2022 to RMB8.6 million (US$1.2 million) for the fiscal year ended June 30, 2023, primarily due to the increase in interest income from short-term loans to an unrelated third party with good cooperation history.

Income Tax Benefit

We incurred income tax of RMB8.6 million for the fiscal year ended June 30, 2023 which was due to the valuation allowance on the deferred tax assets generated from the previous year while incurred income tax benefit of RMB 0.9 million for the fiscal year ended June 30, 2022 primarily due to deferred tax assets generated from net loss.

Net loss

As a result of the foregoing, we recorded a net loss of RMB43.6 million for the fiscal year ended June 30, 2023 as compared to a net loss of RMB60.7 million for the fiscal year ended June 30, 2022.

Discussion of Key Balance Sheet Items

The following table sets forth selected information from our Consolidated Balance Sheets as of June 30, 2022 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of June 30,
	2022	2023
	RMB	RMB	US$
	(in thousands)
ASSETS:
Current assets:
Cash and cash equivalents	194,259	164,470	22,681
Restricted cash	118,796	8,258	1,139
Accounts receivable, net	59,507	37,601	5,185
Short term investments	5,000	-	-
Other receivables and current assets	14,298	27,666	3,816
Amount due from related parties	2,895	-	-
Total current assets	394,755	237,995	32,821

Property and equipment, net	9,156	1,566	216
Intangible assets, net	1,114	1,791	247
Long-term prepayments	551	22	3
Deferred tax assets	23,978	16,552	2,283
Right-of-use asset	34,382	13,607	1,876
Total assets	463,936	271,533	37,446

LIABILITIES:
Current liabilities:
Accounts payable	11,668	6,292	868
Investors’ deposit	118,796	8,258	1,139
Other payables and accrued expenses	19,445	9,163	1,264
Lease liability, current	11,889	4,793	660
Income taxes payable	3,536	1,757	242
Advance receipts from third parties	-	803	111
Advance receipts from related parties	1,500	-	-
Amount due to related parties	292	-	-
Total current liabilities	167,126	31,066	4,284
Other tax liabilities, non-current	13,500	13,760	1,898
Lease liabilities, non-current	23,259	9,673	1,334
Total liabilities	203,885	54,499	7,516

Restricted Cash

Restricted cash balances were mainly uninvested cash balances of our clients after purchasing privately raised fund products and publicly raised fund products, which were temporarily deposited in our bank account. These cash balances were under the custody and supervision of the designated financial institution as required by CSRC, for the purpose of preventing abusive use of investors’ funds. Our restricted cash amounted to RMB118.8 million as of June 30, 2022 and RMB8.3 million (US$1.1 million) as of June 30, 2023, reflecting the uninvested balance level as of each fiscal year end.

Accounts receivable, net

Accounts receivable primarily relates to the amount that we earned from our wealth management services. Our accounts receivable decreased from RMB59.5 million as of June 30, 2022 to RMB37.6 million (US$5.2 million) as of June 30, 2023, primarily due to a decrease in the commission receivable for our privately raised fund products.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our operating activities and proceeds from issuance and sales of ADSs in our initial public offering. Our cash and cash equivalents decreased from RMB194.3 million as of June 30, 2022 to RMB164.5 million (US$22.7 million) as of June 30, 2023. We had no bank borrowings as of June 30, 2023.

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

Although we consolidate the results of the VIEs, we only have access to cash balances or future earnings of the VIEs through our contractual arrangements with the VIE. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with the VIE and its principal shareholder Mr. Yu Haifeng for a portion of our China operations, which may not be as effective as equity ownership in directing operational activities of the VIEs”. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure” below.

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

	For the fiscal year ended June 30,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(2,825)	(9,548)	(135,901)	(18,741)
Net cash provided by (used in) investing activities	47,990	(10,596)	(4,986)	(688)
Net cash provided by financing activities	-	-	-	-
Net increase (decrease) in cash and cash equivalents, and restricted cash	45,165	(20,144)	(140,887)	(19,429)
Cash and cash equivalents and restricted cash at beginning of year	288,894	332,782	313,055	43,172
Effect of exchange rate changes on cash and cash equivalents	(1,277)	417	560	77
Cash and, cash equivalents and restricted cash at end of year	332,782	313,055	172,728	23,820

Operating Activities

Net cash used in operating activities for the fiscal year ended June 30, 2023 was RMB135.9 million (US$18.7 million). This reflected the net loss of RMB43.6 million (US$6.0 million), as adjusted for non-cash and non-operating items, primarily including (i) depreciation of property and equipment of RMB3.5 million (US$0.5 million); (ii) amortization of right-of-use assets of RMB8.8 million (US$1.2 million); (iii) allowance for deferred tax assets of RMB15.6 million (US$2.2 million); and (iv) gain on disposal of subsidiary of RMB13.7 million (US$1.9 million). This amount was further adjusted by negative changes in working capital primarily including (i) an increase of RMB8.2 million (US$1.1 million) in deferred tax assets generated from net loss; (ii) a decrease of RMB110.5 million (US$15.2 million) in investor’s deposit, primarily due to the decrease in the uninvested cash balances of our clients; and (iii) a decrease of RMB7.7 million (US$1.1 million) in lease liabilities, primarily due to the early termination of rents. The negative changes were partially offset by (i) a decrease of RMB21.9 million (US$3.0 million) in accounts receivable, primarily due to a decrease in the commission receivable of privately raised fund products; and (ii) a decrease of RMB5.9 million (US$0.8 million) in other receivables and current assets, primarily due to a decrease in rental deposit.

Investing Activities

Net cash used in investing activities for the fiscal year ended June 30, 2023 was RMB5.0 million (US$0.7 million), which was primarily attributable to (i) disposal of a subsidiary of RMB7.9 million (US$1.1 million), and (ii) proceeds from disposal of short-term investments of RMB4.8 million (US$0.7 million).

Financing Activities

We did not have any cash inflow or outflow due to financing activities for the fiscal year ended June 30, 2023.

Capital Expenditures

We made capital expenditures of RMB5.6 million and RMB1.9 million (US$0.3 million) for the fiscal years ended June 30, 2022 and 2023, respectively, which were primarily related to leasehold improvement and our purchase of office equipment and software.

Holding Company Structure

Puyi, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries in which we hold equity interest and the VIEs through contractual arrangements in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned subsidiaries and the VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and each of the VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our wholly-owned subsidiary in China to its business development and do not plan to request dividend distributions from it.

Off-Balance Sheet Arrangements

As of June 30, 2023, we did not enter any off-balance sheet arrangements such as any financial guarantees or other commitments to guarantee the payment obligations of any third-parties, which in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operation. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

C. Research and Development, Intellectual Property

Research and Development

Not applicable.

Intellectual Property

See “Item 4. Information on our group — B. Business Overview — Intellectual Property”.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended June 30, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that are reasonably likely to cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We operate through our subsidiaries and the VIEs. The valuation allowance is considered on an individual entity basis. As of June 30, 2022 and 2023, valuation allowance on deferred tax assets was RMB6.1 million and RMB21.7 million (US$3.0 million), respectively, because we believe that it is more-likely-than-not that certain of the subsidiaries and the VIEs registered in the PRC will not be able to generate sufficient taxable income in the near future, to realize the deferred tax assets carried-forwards.

Uncertain tax position

In order to assess uncertain tax positions, we analyze each individual entity’s uncertain income tax positions concerning transfer pricing on a regular basis, which were primarily concerned with sales activities conducted among the subsidiaries and the VIEs that had different income tax rates (ranging from nil to 25%) and the amount of taxes that could have been paid additionally, in aggregation, had those sales activities were conducted among the subsidiaries and the VIEs without any preferential income tax rates. When such potential impact is identified, we recognize 100% of the calculated income tax exposure as an income tax expense and other tax liabilities.

We evaluate each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2022 and 2023 we had RMB13.5 million and RMB13.8 million of unrecognized tax benefits that if recognized would affect the annual effective tax rate.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Ren Yong	40	Chairman of the board, Chief Executive Officer
Kong Youjie	59	Co-chairman of the board
Hu Anlin	42	Director, Chief Financial Officer and Vice President
Hu Yinan	58	Director
Luo Jidong	70	Independent Director
Zhang Jianjun	66	Independent Director
Zhai Lihong	54	Independent Director

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

Kong Youjie Mr. Kong has served as our co-chairman of the Board since October 2022. He has more than 30 years of working experience in the financial industry in China. Prior to joining us, Mr. Kong worked at the People’s Bank of China and the China Insurance Regulatory Commission, as well as multiple security firms, fund management companies and insurance companies. Since 2005, he has successively served as vice general manager, general manager, director, or chairman of the board in several well-known financial institutions. He obtained a doctorate degree in finance from Renmin University of China in 2005.

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

For the fiscal year ended June 30, 2023, we paid an aggregate of approximately RMB3.2 million (US$0.4 million) in cash to our executive officers and an aggregate of approximately RMB0.9 million in cash (US$130,000) to our independent directors. We have not set aside or accrued any amounts to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

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

Board Diversity

Board Diversity Matrix (As of August 31, 2023)
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Director	7

Part I: Gender Identity	Female	Male	Non-Binary	Did not Disclose Gender
Directors	-	7	-	-

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

The membership of our Board currently does not include female directors. But we are in the process of actively seeking female directors to refresh the composition of our Board, and adding new members to further strengthen the Board’s expertise and skill set, and to introduce fresh perspectives.

D. Employees

We had 288 and 552 employees as of June 30, 2023 and 2022, respectively. The following table sets forth the number of our employees by function as of June 30, 2023.

Functional Area	Number of employees	Percentage of total
Investment advisory	166	57.7%
Management and administrative	33	11.5%
Technical department	64	22.2%
Risk management	5	1.7%
Asset management	20	6.9%
Total	288	100.0%

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

	Shares beneficially owned
Name of beneficial owner	Ordinary Shares	Percentage
Principal Shareholders:
Yu Haifeng (1)	40,240,500	44.5%
Worldwide Success Group Limited (2)	40,240,500	44.5%
Winter Dazzle Limited (3)	8,916,669	9.9%
Danica Surge Limited (4)	17,670,666	19.5%
Advance Tycoon Limited (5)	12,404,165	13.7%

(1)	Represents 40,240,500 ordinary shares held through Worldwide Success Group Limited. Worldwide Success Group Limited is a BVI business company incorporated with limited liability in the British Virgin Islands and is wholly owned by Mr. Yu Haifeng.

(2)	Represents 40,240,500 ordinary shares. Worldwide Success Group Limited is a BVI business company incorporated with limited liability in the British Virgin Islands and is wholly owned by Mr. Yu Haifeng. The registered address of Worldwide Success Group Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(3)	Represents 8,916,669 ordinary shares. Winter Dazzle Limited is a BVI business company incorporated with limited liability in the British Virgin Islands. Mr. Lin Yang is the sole director of Winter Dazzle Limited. The disposal of ordinary shares held by Winter Dazzle Limited is decided by 53 individuals, who entrusted their voting power of such ordinary shares to Mr. Yang except for the matters related to share disposal. Mr. Yang and the 53 individuals are deemed as the beneficial owners of ordinary shares held by Winter Dazzle Limited. The registered address of Winter Dazzle Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	Represents 17,670,666 ordinary shares. Danica Surge Limited is a BVI business company incorporated with limited liability in the British Virgin Islands. Ms. Jia Liu is the sole director of Danica Surge Limited. The disposal of ordinary shares held by Danica Surge Limited are decided by 82 individuals, some of which are our current employees, who entrusted their voting power of such ordinary shares to Ms. Liu except for the matters related to share disposal. Ms. Liu and the 82 individuals are deemed as the beneficial owners of ordinary shares held by Danica Surge Limited. The registered address of Danica Surge Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(5)	Represents 12,404,165 ordinary shares. Advance Tycoon Limited is a BVI business company incorporated with limited liability in the British Virgin Islands. Mr. Jianguo Cheng is the sole director of Advance Tycoon Limited. The disposal of ordinary shares held by Advance Tycoon Limited is decided by 61 individuals, who entrusted their voting power of such ordinary shares to Mr. Cheng except for the matters related to share disposal. Mr. Cheng and the 61 individuals are deemed as the beneficial owners of ordinary shares held by Advance Tycoon Limited. The registered address of Advance Tycoon Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

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

PRC Enterprise Income Tax

According to the Enterprise Income Tax Law of PRC (the “EIT Law”), which was promulgated on March 16, 2007, effective as of January 1, 2008, and last amended in December 2018, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%. The Regulation on the Implementation of Enterprise Income Tax Law of the PRC (the “EIT Rules”) was promulgated on December 6, 2007 and came into effect on January 1, 2008, and which was revised and effectuated on April 23, 2019.

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

The Stamp Tax Law of the People’s Republic of China (the “Stamp Tax Law”) was promulgated by the SCNPC on June 10, 2021 and came into effect on July 1, 2022. The Stamp Tax Law refers to the taxes collected for various certificates that are registered in transactions in China. According to this law, entities and individuals that issue taxable vouchers or conduct securities transactions within China are taxpayers of stamp duty. Taxpayers shall calculate the amount of tax payable in accordance with the nature of the taxable documents, and the tax rate varies from 0.003% to 0.1%.

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

Our ability to conduct our asset management business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, we may not be able to consolidate the VIEs in our consolidated financial statements as we may lose the ability to direct the operational activities of the VIEs and we may lose the ability to receive economic benefits from the VIEs. We, however, do not believe such actions would result in the liquidation or dissolution of our company, our PRC subsidiary and the VIEs.

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

	Years ended June 30,
	2021	% of net revenues	2022	% of net revenues	2023	2023	% of net revenues
	RMB		RMB		RMB	US$
	(in thousands, except for %)

Company A	29,264	15.3	35,611	18.9	*	*	*
Company B	122,723	64.2	47,642	25.2	15,360	2,118	13.4
Company C	*	*	*	*	14,631	2,018	12.8
	151,987	79.5	83,253	44.1	29,991	4,136	26.2

*	represented less than 10% of total net revenues for the fiscal year.

The following table sets forth our customers which accounted for 10% or more of accounts receivable, in absolute terms and expressed as a percentage of total net revenues.

	As of June 30,
	2022		2023
	RMB	%	RMB	US$	%
	(in thousands, except for %)

Company A	40,762	68.5	20,311	2,801	54.0
Company B	6,078	10.2	*	*	*
Total	46,840	78.7	20,311	2,801	54.0

*	represented less than 10% of accounts receivable for the fiscal year.

Interest rate risks

Our exposure to interest rate risk primarily relates to the interest income generated by cash in bank and short-term, highly-liquid investments with original maturities of 90 days or less. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure. As of June 30, 2023, we had no short-term or long-term bank borrowings. If we borrow money in future periods, we may be exposed to additional interest rate risk.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under such policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Removal of the U.S. dollar peg has resulted in an approximately more than 25.0% appreciation of the RMB against the U.S. dollar over the following eight years. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The PRC government may from time to time make further adjustments to the exchange rate system in the future. To the extent that we need to convert our U.S. dollar or other currencies-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar or other currencies would have an adverse effect on the RMB amount we receive from the conversion. We had U.S. dollar-denominated and Hong Kong dollar-denominated financial assets amounting to US$1.4 million and HKD0.3 million as of June 30, 2023, respectively. A 10% appreciation of the RMB against the U.S. dollar and Hong Kong dollar would have resulted in a total decrease of RMB1.1 million (US$0.2 million) in the value of our U.S. dollar-denominated and Hong Kong dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts or other currencies amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or other currencies against the RMB would have a negative effect on the U.S. dollar or other currencies amount available to us.

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

For the period from March 17, 2019, the date that the Form F-1 was declared effective by the SEC, to June 30, 2023, we have used all of the net proceeds from our initial public offering to expand our branch network, upgrade our IT infrastructure, launch additional funds and other general corporate purposes.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15© or 15d-15(e) promulgated under the Exchange Act, as of June 30, 2023. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of June 30, 2023, our existing disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2023. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We believe that our consolidated statements contained in this annual report on Form 20-F fairly present our financial position, results of operations and comprehensive income (loss), and cash flows for the fiscal year ended June 30, 2023 covered thereby in all material respects.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by our principal accountant, Marcum Asia CPAs LLP, for the fiscal years ended June 30, 2022 and 2023.

	For the fiscal year ended June 30,
	2022	2023
	RMB	RMB
	(in thousands)
Audit Fees – Marcum Asia CPAs LLP	2,125	2,547
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	413	-
Total Fees	2,538	2,547

Audit Fees

Marcum Asia CPAs LLP’s audit fees for the fiscal year ended June 30, 2023 consisted of the audits of our financial statements for the fiscal year ended June 30, 2023 and the review of our interim financial statements included in 6-K filings for the six months ended December 31, 2022. The amount included VAT.

Audit-Related Fees

There were no audit-related fees incurred by the group for the fiscal year ended June 30, 2023.

Tax Fees

There were no fees billed by Marcum Asia CPAs LLP for tax services rendered during year ended June 30, 2023.

All Other Fees

There were no fees billed by Marcum Asia CPAs LLP for other professional services rendered during the year ended June 30, 2023.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

As of the date of this annual report and to the best of our knowledge:

(i) none of the governmental entities in the Cayman Islands or China own any of our ordinary shares or ADSs;

(ii) none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us;

(iii) none of the members of our board of directors or the board of directors of our subsidiaries is an official of the Chinese Communist Party; and

(iv) the currently effective memorandum and articles of association, as amended and restated, of our company do not contain any charter of the Chinese Communist Party, including the text of any such articles.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1.	Second Amended and Restated Memorandum and Articles of Association of the Registrant, effective March 19, 2019 (incorporated herein by reference to Exhibit 3.2 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
2.1.	Registrant’s Specimen Share Certificate for ordinary shares (incorporated herein by reference to Exhibit 4.1 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
2.2.	Form of Chengdu Puyi Bohui Information Technology Co., Ltd. Equity Entrustment Agreement (same as Exhibit 4.23) (incorporated herein by reference to Exhibit 4.2 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
2.3.	Purchase Agreement between Fanhua Inc. and Puyi Inc. dated September 5, 2018 (same as Exhibit 4.26) (incorporated herein by reference to Exhibit 4.3 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
2.4.	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.5) (incorporated herein by reference to Exhibit 4.4 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
2.5.	Deposit Agreement, among the Registrant, the Depositary and Beneficial Owners of the American Depositary Receipts dated March 27, 2019 (incorporated herein by reference to Exhibit 2.5 to the Form 20-F, as amended, initially filed on October 14, 2019 (File No. 001-38813))
4.1.	Instrument of Transfer between Worldwide Success Group Limited and Advance Tycoon Limited dated August 31, 2018 (incorporated herein by reference to Exhibit 10.1 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.2.	Instrument of Transfer between Worldwide Success Group Limited and Danica Surge Limited dated August 31, 2018 (incorporated herein by reference to Exhibit 10.2 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.3.	Instrument of Transfer between Worldwide Success Group Limited and Winter Dazzle Limited dated August 31, 2018 (incorporated herein by reference to Exhibit 10.3 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.4.	Equity Interest Transfer Agreement between Yu Haifeng and Chengdu Puyi Bohui Information Technology Co., Ltd. dated August 7, 2018 (incorporated herein by reference to Exhibit 10.4 to the Form F-1, as amended, November 21, 2018 (File No. 333-228510))
4.5.	Equity Interest Transfer Agreement between Yu Haifeng and Renshou Xinrui Enterprises Management Center (Limited Partnership) dated August 7, 2018 (incorporated herein by reference to Exhibit 10.5 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.6.	Share Transfer Agreement between Chengdu Puyi Bohui Information Technology Co., Ltd. and Renshou Xinrui Enterprises Management Center (Limited Partnership) & Yu Haifeng dated December 28, 2016 (incorporated herein by reference to Exhibit 10.6 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))

4.7.	Share Transfer Agreement between Li Shaogang & Dai Zijian and Tibet Zhuli Investment Co., Ltd & Guangdong Fanhua Puyi Asset Management Co., Ltd. dated May 22, 2018 (incorporated herein by reference to Exhibit 10.7 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.8.	Equity Transfer Agreement between Yu Haifeng & Renshou Xinrui Enterprises Management Center (Limited Partnership) and Chengdu Puyi Bohui Information Technology Co., Ltd dated June 5, 2018 (incorporated herein by reference to Exhibit 10.8 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.9.	Share Transfer Agreement between Shao Yanhui & Diao Yi and Dai Zijian & Li Shaogang dated March 20, 2017 (incorporated herein by reference to Exhibit 10.9 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.10.	Equity Transfer Agreement between Shenzhen Chuangjia Investment Partnership (Limited Partnership) and Yang Yuanfen dated July 16, 2018 (incorporated herein by reference to Exhibit 10.10 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.11.	Equity Transfer Agreement between Shenzhen Chuangjia Investment Partnership (Limited Partnership) and Yu Haifeng dated July 16, 2018 (incorporated herein by reference to Exhibit 10.11 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.12.	Equity Interest Transfer Agreement between Shenzhen Yingjiasheng Investment Partnership (Limited Partnership) and Yu Haifeng dated March 14, 2016 (incorporated herein by reference to Exhibit 10.12 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.13.	Equity Transfer Agreement between Tang Jianping and Guangdong Fanhua Puyi Asset Management Co., Ltd dated July 3, 2018 (incorporated herein by reference to Exhibit 10.13 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.14.	Form of Employment Agreement between the Registrant and its chief executive officers (incorporated herein by reference to Exhibit 10.14 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.15.	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.15 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.16.	Exclusive Technology and Consultancy Services Agreement between Puyi Enterprises Management Consulting Co., Ltd. and Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 6, 2018 (incorporated herein by reference to Exhibit 10.16 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.17.	Equity Interest Pledge Agreement among Puyi Enterprises Management Consulting Co., Ltd., Yu Haifeng, Yang Yuanfen and Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 6, 2018 (incorporated herein by reference to Exhibit 10.17 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.18.	Exclusive Option Agreement among Puyi Enterprises Management Consulting Co., Ltd., Haifeng Yu, Yuanfen Yang and Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 6, 2018 (incorporated herein by reference to Exhibit 10.18 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.19.	Spouse Consent Letter provided by Xiao Qi, Yu Haifeng’s spouse, dated September 6, 2018 (incorporated herein by reference to Exhibit 10.19 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.20.	Spouse Consent Letter provided by Cheng Jianping, Yang Yuanfen’s spouse, dated September 6, 2018 (incorporated herein by reference to Exhibit 10.20 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.21.	Powers of Attorney granted by Yu Haifeng dated September 6, 2018 (incorporated herein by reference to Exhibit 10.21 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.22.	Powers of Attorney granted by Yang Yuanfen dated September 6, 2018 (incorporated herein by reference to Exhibit 10.22 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))

4.23.	Form of Chengdu Puyi Bohui Information Technology Co., Ltd. Equity Entrustment Agreement (incorporated herein by reference to Exhibit 10.23 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.24.	Equity Transfer Agreement between Beijing Trans-Link Investment Co., Ltd. And Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 3, 2018 (incorporated herein by reference to Exhibit 10.24 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.25.	Supplemental Agreement to Exhibit 10.24 dated September 19, 2018 (incorporated herein by reference to Exhibit 10.25 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.26.	Purchase Agreement between Fanhua Inc. and Puyi Inc. dated September 5, 2018 (incorporated herein by reference to Exhibit 10.26 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.27.	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.27 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.28.	Escrow Agreement among the Registrant, Continental Stock Transfer & Trust Company and Network 1 Financial Securities, Inc. dated February 25, 2019 (incorporated herein by reference to Exhibit 4.28 to the Form 20-F, as amended, initially filed on October 14, 2019 (File No. 001-38813))
4.29	Equity Interest Transfer Agreement between Yang Yuanfen and Puyi Enterprises Management Consulting Co., Ltd. dated June 30, 2022
8.1.	Significant subsidiaries and consolidated affiliated entities of the Registrant (incorporated herein by reference to Exhibit 21.1 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
11.1.	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
12.1.*	CEO Certificate Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2.*	CFO Certificate Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1.**	CEO Certificate Pursuant to Section 906 of Sarbanes-Oxley Act of 2002
13.2.**	CFO Certificate Pursuant to Section 906 of Sarbanes-Oxley Act of 2002
15.1.*	Consent of Walkers (Hong Kong)
15.2.*	Consent of ETR Law Firm
15.3.*	Marcum Asia CPAs llp
15.4*	Supplemental Submission Pursuant to Item 16I(a) of Form 20-F
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Puyi Inc.

September 25, 2023	BY:	/s/ Ren Yong
Ren Yong
Chief Executive Officer

PUYI INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Puyi Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Puyi Inc. (the “Company”) as of June 30, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

September 25, 2023

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

PUYI INC.
Consolidated Balance Sheets
(In thousands, except for shares data)

	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	194,259	164,470	22,681
Restricted cash	118,796	8,258	1,139
Accounts receivable, net	59,507	37,601	5,185
Short-term investments	5,000	-	-
Other receivables and current assets	14,298	27,666	3,816
Amount due from related parties	2,895	-	-
Total current assets	394,755	237,995	32,821

Property and equipment, net	9,156	1,566	216
Intangible assets, net	1,114	1,791	247
Long-term prepayments	551	22	3
Deferred tax assets	23,978	16,552	2,283
Right-of-use assets	34,382	13,607	1,876
Total assets	463,936	271,533	37,446

PUYI INC.

Consolidated Balance Sheets – (Continued)

(In thousands, except for shares data)

	As of June 30,
	2022	2023	2023
	RMB	RMB	US$

LIABILITIES AND EQUITY:
LIABILITIES:
Current liabilities:
Accounts payable (including the VIEs amount without recourse to the Company of RMB11,125 and RMB3,668 as of June 30, 2022 and 2023, respectively)	11,668	6,292	868
Investors’ deposit (including the VIEs amount without recourse to the Company of RMB118,796 and RMB8,258 as of June 30, 2022 and 2023, respectively)	118,796	8,258	1,139
Other payables and accrued expenses (including the VIEs amount without recourse to the Company of RMB62,479 and RMB56,329 as of June 30, 2022 and 2023, respectively)	19,445	9,163	1,264
Lease liabilities, current (including the VIEs amount without recourse to the Company of RMB4,855 and RMB2,527 as of June 30, 2022 and 2023, respectively)	11,889	4,793	660
Income taxes payable (including the VIEs amount without recourse to the Company of RMB3,536 and RMB1,753 as of June 30, 2022 and 2023, respectively)	3,536	1,757	242
Amount due to related parties (including the VIEs amount without recourse to the Company of RMB292 and nil as of June 30, 2022 and 2023, respectively)	292	-	-
Advance receipts from related parties (including the VIEs amount without recourse to the Company of nil and nil as of June 30, 2022 and 2023, respectively)	1,500	-	-
Advance receipts from third parties (including the VIEs amount without recourse to the Company of nil and nil as of June 30, 2022 and 2023, respectively)	-	803	111
Total current liabilities	167,126	31,066	4,284
Other tax liabilities, non-current (including the VIEs amount without recourse to the Company of RMB 11,730 and RMB11,897 as of June 30, 2022 and 2023, respectively)	13,500	13,760	1,898
Lease liabilities, non-current (including the VIEs amount without recourse to the Company of RMB15,154 and RMB4,810 as of June 30, 2022 and 2023, respectively)	23,259	9,673	1,334
Total liabilities	203,885	54,499	7,516

Commitments and contingencies
EQUITY:
Ordinary shares (2,000,000,000 shares at US$0.001 each authorized, and 90,472,014 shares issued and outstanding as of June 30, 2022 and 2023)	600	600	83
Additional paid-in capital	224,694	224,694	30,987
Statutory reserves	23,314	23,071	3,182
Retained earnings	11,836	(31,498)	(4,345)
Accumulated other comprehensive income (loss)	(393)	167	23
Total equity	260,051	217,034	29,930
Total liabilities and equity	463,936	271,533	37,446

All of the VIEs’ assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating the VIEs do not represent additional claims on the Group’s general assets.

The accompanying notes are an integral part of the consolidated financial statements.

PUYI INC.

Consolidated Statements of Operations and Comprehensive Loss
(In thousands, except for shares data)

	Years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$

Net revenues:
Wealth management	176,589	171,541	95,013	13,103
Asset management	13,464	5,890	1,983	273
Consulting and others	1,147	11,310	17,444	2,406
Total net revenues	191,200	188,741	114,440	15,782
Operating costs and expenses:
Cost of sales	(44,043)	(33,834)	(16,136)	(2,225)
Selling expenses	(130,145)	(126,743)	(64,709)	(8,924)
General and administrative expenses	(90,194)	(102,267)	(92,399)	(12,742)
Total operating costs and expenses	(264,382)	(262,844)	(173,244)	(23,891)
Loss from operations	(73,182)	(74,103)	(58,804)	(8,109)
Other income, net:
Investment income	1,899	-	13,561	1,870
Interest income	10,919	7,474	8,591	1,185
Sundry income, net	4,690	5,037	1,660	228
Loss before income taxes	(55,674)	(61,592)	(34,992)	(4,826)
Income tax benefit (expense)	9,608	925	(8,585)	(1,184)
Net loss	(46,066)	(60,667)	(43,577)	(6,010)
Less: net income attributable to non-controlling interests	304	-	-	-
Net loss attributable to Puyi Inc.’s shareholders	(46,370)	(60,667)	(43,577)	(6,010)

PUYI INC.

Consolidated Statements of Operations and Comprehensive Loss – (Continued)
(In thousands, except for shares data)

	Years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$

Net loss per share:
Basic and diluted	(0.513)	(0.671)	(0.482)	(0.066)

Net loss per ADS:
Basic and diluted	(0.770)	(1.006)	(0.722)	(0.100)

Weighted average number of shares used in computation:
Basic and diluted	90,472,014	90,472,014	90,472,014	90,472,014

Net loss	(46,066)	(60,667)	(43,577)	(6,010)
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	(1,277)	417	560	77
Total comprehensive loss	(47,343)	(60,250)	(43,017)	(5,933)
Less: Comprehensive income attributable to the non-controlling interests	304	-	-	-
Comprehensive loss attributable to Puyi Inc.’s shareholders	(47,647)	(60,250)	(43,017)	(5,933)

The accompanying notes are an integral part of the consolidated financial statements.

PUYI INC.
Consolidated Statements of Shareholders’ Equity
(In thousands, except for shares data)

	Share Capital		Additional			Accumulated Other	Non-
	Ordinary Shares	Amount	Paid-in Capital	Statutory Reserves	Retained Earnings	Comprehensive Income (Loss)	Controlling Interests	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of June 30, 2020	90,472,014	600	224,702	21,873	120,314	467	2,525	370,481
Net loss	-	-	-	-	(46,370)	-	304	(46,066)
Provision for statutory reserves	-	-	-	1,238	(1,238)	-	-	-
Cancellation of Baoying	-	-	(8)	(8)	8	-	-	(8)
Disposal of Zhonghui	-	-	-	-	-	-	(2,829)	(2,829)
Other comprehensive loss: foreign currency translation adjustments	-	-	-	-	-	(1,277)	-	(1,277)
Balance as of June 30, 2021	90,472,014	600	224,694	23,103	72,714	(810)	-	320,301

Balance as of June 30, 2021	90,472,014	600	224,694	23,103	72,714	(810)	-	320,301
Net loss	-	-	-	-	(60,667)	-	-	(60,667)
Provision for statutory reserves	-	-	-	211	(211)	-	-	-
Other comprehensive loss: foreign currency translation adjustments	-	-	-	-	-	417	-	417
Balance as of June 30, 2022	90,472,014	600	224,694	23,314	11,836	(393)	-	260,051

Balance as of June 30, 2022	90,472,014	600	224,694	23,314	11,836	(393)	-	260,051
Net loss	-	-	-	-	(43,577)	-	-	(43,577)
Provision for statutory reserves	-	-	-	7	(7)	-	-	-
Disposal of Zhongxiang	-	-	-	(250)	250	-	-	-
Other comprehensive income: foreign currency translation adjustments	-	-	-	-	-	560	-	560
Balance as of June 30, 2023	90,472,014	600	224,694	23,071	(31,498)	167	-	217,034
Balance as of June 30, 2023 in US$	90,472,014	83	30,987	3,182	(4,345)	23	-	29,930

The accompanying notes are an integral part of the consolidated financial statements.

PUYI INC.

Consolidated Statements of Cash Flows

(In thousands)

	Years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net loss	(46,066)	(60,667)	(43,577)	(6,010)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation	3,165	5,603	3,545	489
Amortization of intangible assets	604	832	848	117
Provision on uncertain tax liability	2,800	1,400	260	36
Investment loss (gain)	(653)	-	177	24
Interest income	2,196	697	-	-
Allowance for deferred tax assets	230	3,775	15,625	2,155
Amortization of right-of-use assets	9,868	13,636	8,753	1,207
Gain on disposal of subsidiaries	(1,237)	-	(13,737)	(1,894)
Discontinued operations of Baoying	(8)	-	-	-
Loss on disposal of property, plant and equipment	-	-	2,951	407
Changes in operating assets and liabilities:
Accounts receivable	(17,830)	(4,353)	21,905	3,021
Other receivables and current assets	(7,803)	2,339	5,922	817
Accounts payable	3,262	(631)	(5,376)	(741)
Investor’s deposit	69,219	46,607	(110,538)	(15,244)
Other payables and accrued expenses	3,415	322	(6,904)	(952)
Advance receipts	(475)	1,500	(697)	(96)
Deferred tax assets	(10,910)	(6,164)	(8,199)	(1,131)
Income taxes payable	(1,762)	(5)	(1,779)	(245)
Amount due from related parties	(721)	(2,175)	2,895	399
Amounts due to related parties	-	292	(292)	(40)
Lease liabilities	(10,119)	(12,556)	(7,683)	(1,060)
Net cash used in operating activities	(2,825)	(9,548)	(135,901)	(18,741)
Cash flows from investing activities:
Proceeds from disposal of short-term investments	2,653	-	4,823	665
Purchase of short-term investments	-	(5,000)	-	-
Purchase of property and equipment	(8,432)	(4,741)	(881)	(121)
Prepaid for intangible assets	(13)	(508)	(20)	(3)
Purchase of intangible assets	(601)	(347)	(977)	(135)
Distribution of short-term loans receivable	-	(130,000)	(110,000)	(15,170)
Collection of short-term loans receivable	50,000	130,000	110,000	15,170
Repayment of loans from related parties	204	-	-	-
Proceeds from disposal of subsidiaries, net of cash deconsolidated	4,179	-	(7,931)	(1,094)
Net cash provided by (used in) investing activities	47,990	(10,596)	(4,986)	(688)
Cash flows from financing activities:
Net cash provided by financing activities	-	-	-	-
Net increase (decrease) in cash and cash equivalents, and restricted cash	45,165	(20,144)	(140,887)	(19,429)

PUYI INC.

Consolidated Statements of Cash Flows – (Continued)

(In thousands)

	Years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$

Cash and cash equivalents, and restricted cash at beginning of year	288,894	332,782	313,055	43,172
Effect of exchange rate changes on cash and cash equivalents	(1,277)	417	560	77
Cash and cash equivalents, and restricted cash at end of year	332,782	313,055	172,728	23,820
Supplementary disclosure of cash flow information:
Cash paid for income taxes	30	5	4	1

Supplementary disclosure related to operating leases:
New operating lease liabilities arose from obtaining right-of-use assets	20,317	27,245	3,248	448
Change on lease liabilities arose from modification on lease terms	(507)	(474)	(3,640)	(502)
Change on lease liabilities arose from early termination of operating leases	(1,287)	(10,739)	(9,435)	(1,301)

The accompanying notes are an integral part of the consolidated financial statements.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Puyi Inc. (“Puyi”, or the “Company”), whose principal shareholder is Mr. Yu Haifeng, is a holding company incorporated on August 6, 2018 in Cayman Islands, and listed on the Nasdaq on March 29, 2019. The Company, its subsidiaries and the consolidated variable interest entities (the “VIEs”) are collectively referred to as the “Group”.

The Group primarily provides wealth management services to China’s large and growing emerging middle class and affluent population, whom are defined as those with at least RMB30 and RMB600 in investable assets, respectively.

The Company’s subsidiaries and the VIEs as of June 30, 2023 include the following:

Name	Date of incorporation/ acquired	Place of incorporation	Percentage of effective ownership	Principal Activities
Wholly owned subsidiaries
Puyi Group	July 2018	BVI	100%	Holding company
Puyi Holdings (Hong Kong) Limited (“Puyi HK”)	July 2018	Hong Kong	100%	Holding company
Puyi Enterprises Management Consulting Co., Ltd. (“Puyi Consulting” or the Wholly Foreign-Owned Enterprise “WFOE”)	August 2018	Chengdu	100%	WFOE
Puyi Dake	May 2020	Chengdu	100%	Information technology
Puyi Family Office	February 2023	Chengdu	100%	Trust consulting
Variable Interest Entities (“VIEs”)
Puyi Bohui	April 2012	Chengdu	100%	Information technology
Puyi Fund	November 2010	Chengdu	100%	Fund product distribution
Puyi Asset	May 2013	Shenzhen	100%	Asset management
Chongqing Fengyi	December 2016	Chongqing	100%	Corporate financing business

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

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Foreign ownership of certain parts of the Company’s businesses including fund management services is subject to restrictions under current PRC laws and regulations. Puyi Inc. is a Cayman Islands company and the government of the Cayman Islands has not entered into a memorandum of understanding on bilateral regulatory cooperation with the CSRC. Accordingly, the Company is not eligible to conduct the fund management business by directly establishing a foreign-invested fund management company. To comply with PRC laws and regulations and utilize the ability in providing fund management services, the Company currently conducts the business activities through the VIEs, Puyi Bohui and its subsidiaries. WFOE has entered into the following contractual arrangements with Puyi Bohui and its principal shareholder, which enables the Company to (i) have power to direct the activities that most significantly affect the economic performance of Puyi Bohui and its subsidiaries, (ii) receive substantially all of the economic benefits of Puyi Bohui, and (iii) have an exclusive option to purchase all or part of the principal shareholder’s equity interests/assets in Puyi Bohui when and to the extent permitted by PRC law. As a result of these contractual arrangements, the Company assumes all of risk of losses of Puyi Bohui and has the exclusive right to exercise all voting rights of Puyi Bohui’s principal shareholder.

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

A substantial portion of assets and liabilities presented on the Group’s Consolidated Balance Sheets and sales, expense, net income presented on Consolidated Statement of Operations and Comprehensive Loss as well as the cash flow from operating, investing and financing activities presented on the Consolidated Statements of Cash Flows are from the financial position, operation and cash flow of Puyi Bohui and its subsidiaries. The following financial statements amounts and balances of the VIEs were included in the accompanying consolidated financial statements and are presented before the elimination of intercompany transactions with the non-VIE subsidiaries of the Group as of June 30, 2022 and 2023 and for the years ended June 30, 2021, 2022 and 2023.

	As of June 30,
	2022	2023	2023
	RMB	RMB	US$

Total assets	353,941	192,175	26,502
Total liabilities	227,967	89,242	12,307

	Years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$

Net revenues	193,013	159,181	87,728	12,098
Net loss	(41,727)	(33,613)	(23,041)	(3,177)

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

Cash and cash equivalents consist of cash on hand, cash in bank and short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturity of three months or less, and have insignificant risk of changes in value related to changes in interest rates.

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

(e)	Accounts receivable, other receivables and current assets, and amount due from related parties, net

Accounts receivable, other receivables and current assets and amount due from related parties are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable, other receivables and current assets and amount due from related parties. The Group determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group did not have any off-balance-sheet credit exposure relating to its customers, suppliers or others. As of June 30, 2022 and 2023, the Group recorded RMB6,892 as allowances for doubtful accounts against its accounts receivable, and did not record any allowances for doubtful accounts against its other receivables and current assets and amount due from related parties. The Group did not charge off any allowances for the years ended June 30, 2022 and 2023.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f)	Short-term loans receivable

The Group recognizes the contractual right to receive money on demand or on fixed or determinable dates as loans receivable. For those that the contractual maturity date is less than one year, the Group records as short-term loans receivable. As of June 30, 2022 and 2023, the Group did not have any short-term loans receivable.

The Group recognized interest income on an accrual basis using the straight-line method over the fixed or determinable dates.

(g)	Investments

The Group accounts for the investments pursuant to FASB ASC Topic 321, Investments-Equity Securities and ASC Topic 323, Investments-Equity Method and Joint Ventures.

As of June 30, 2022, the Group recorded an investment in a private fund as short-term investment on the Consolidated Balance Sheets under the equity method. This investment was classified as short-term because the management believes that the purpose of holding this investment is for effective use of idle cash and the estimated holding period is short-term, and this investment does not have lock-up period and can be redeemed without restriction. Gains or losses were realized when such investments’ fair value changed. In December 2022, the Group redeemed this investment, therefore as of June 30, 2023, the Group did not have any short-term investment.

The Group monitors the investments for impairment indicators and makes appropriate reduction in carrying values as required whenever events or changes in circumstances indicate that the assets may be impaired. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than cost and the Group’s intent and ability to hold the investment to determine whether an impairment has occurred. The Group has not recorded an impairment for each of the years ended June 30, 2021, 2022 and 2023.

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

Intangible assets represent software and operating system, including the office automatic system, transaction platform and fund distribution systems that were purchased from external third-party vendors. The intangible assets were initially recorded at historic acquisition costs, and amortized on a straight-line basis over estimated useful lives for three years.

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

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the years ended June 30, 2021, 2022 and 2023.

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

Disaggregation of revenue

	Years ended June 30,
	2021	2022	2023
	RMB	RMB	RMB

Wealth management	176,589	171,541	95,013
Distribution commissions	176,573	168,489	93,188
-- One-time commissions recognized at a point in time	109,308	80,943	31,993
-- Recurring management fees recognized over time	67,265	87,546	61,195
Performance-based distribution fees recognized at a point in time	16	3,052	1,825
Asset management	13,464	5,890	1,983
Management fees recognized over time	5,626	3,476	1,887
Performance-based fees recognized at a point in time	7,838	2,414	96
Consulting and other services	1,147	11,310	17,444
Insurance consulting services recognized at a point in time (1)	1,138	9,394	9,649
Other services(2)	9	1,916	7,795
Total	191,200	188,741	114,440

(1)	Insurance consulting services were started from January 2021, and were recognized at a point in time.

(2)	Other services primarily consist of consulting services for trust and family wealth inheritance recognized at a point in time.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract liability

Contract liability relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance and was recorded as “Advance receipts” in the Consolidated Balance Sheets. The amount of revenue recognized during the years ended June 30, 2022 and 2023 that was previously included in the contract liabilities balance as of June 30, 2021 and 2022 was nil and RMB1,500, respectively.

(l)	Cost of sales

Cost of sales primarily includes (1) commission costs paid to sales agents based on the pre-agreed percentage and the amount of wealth management product distributions that were directly related to the contributions made by the sales agents, such as the amount of investments they have referred to the Group, and (2) costs related to consulting services for trust and family wealth inheritance.

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

The Group follows the guidance of ASC Topic 740 “Income Taxes”, which prescribes a more-likely-than -not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Topic also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Group recognizes interest on non-payment of income taxes and penalties associated with tax positions when a tax position does not meet more-likely-than-not threshold be sustained under examination. The tax returns of the Group’s PRC subsidiaries and the VIEs are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. For the years ended June 30, 2021, 2022 and 2023, the Group recognized 2,800, RMB1,400 and RMB260 of provisions on its uncertain tax positions based on its analysis over transfer pricing within the income tax expense line item in the accompanying Consolidated Statements of Operations and Comprehensive Loss, and the Group did not recognize any interest and penalties. The accrued provisions and any related interest and penalties balances are included in the “Other tax liabilities” in the Consolidated Balance Sheets.

(o)	Value added tax (“VAT”)

Pursuant to the Provisional Regulation of the PRC on VAT and the related implementing rules, all entities and individuals (“taxpayers”) that are engaged in the service industry in the PRC are generally required to pay VAT at a rate of 6% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayers. The Group’s PRC subsidiaries and the VIEs are subject to VAT at 6% of their revenues.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(p)	Non-controlling interest

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheets and net income and other comprehensive income are attributed to controlling and non-controlling interests.

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

The carrying values of the Group’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, short-term investments, advance receipts from third parties, advance receipts from related parties, accounts payable, investors’ deposit, amounts due from and due to related parties, approximate their fair values due to the short-term nature of these instruments.

(r)	Leases

The Group applies Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) when accounting for leases.

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

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2513 on June 30, 2023, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2023, or at any other rate.

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

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. This ASU has subsequently been amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-03. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019, and effective for all other entities for annual and interim periods beginning after December 15, 2022. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The Company adopted ASU2016-13 from July 1, 2023 and concluded that the adoption of this standard did not have a material impact on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s consolidated financial statements upon adoption.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

3. DISPOSALS

In March 2023, the Group disposed of 100% equity interest in Shenzhen Puyi Zhongxiang Information Technology Co., Ltd. to a third party for a total consideration of RMB20,000, which has not yet been settled as of June 30, 2023. In July, 2023, RMB10,000 of the consideration was settled. The remaining amount is expected to be settled by December 2023. The Group recognized a gain of RMB13,737 on disposal of this subsidiary, which was determined based on the excess of the sales consideration over the net book value of the subsidiary at the time of disposal.

4. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows.

	Years ended June 30,
	2022	2023	2023
	RMB	RMB	US$

Cash and cash equivalent	194,259	164,470	22,681
Restricted cash	118,796	8,258	1,139
Total cash, cash equivalents, and restricted cash shown in the Consolidated Statements of Cash Flows	313,055	172,728	23,820

5. SHORT-TERM INVESTMENTS

The following table summarizes the Group’s investment balances:

	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
Short-term investments
- Private fund product	5,000	-	-
Total short-term investments	5,000	-	-

The Group purchased a private fund product in September 2021 with RMB5 million cash consideration. The Group accounted for this private fund investment using the equity method of accounting since the Group had more than minor interest in this fund. It was classified as short-term investment because the Group believed that the purpose of holding this product is for effective use of idle cash and the Group can redeem this fund without restrictions. The group has redeemed the private equity fund product in December 2022.

The Group recognized an investment income of RMB653 in the year ended June 30, 2021, nil in the year ended June 30, 2022 and an investment loss of RMB177 in the year ended June 30, 2023.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

6. ACCOUNTS RECEIVABLE, NET

	As of June 30,
	2022	2023	2023
	RMB	RMB	US$

Accounts receivable	66,399	44,493	6,135
Allowance for doubtful accounts	6,892	6,892	950
Accounts receivable, net	59,507	37,601	5,185

All of the accounts receivable are non-interest bearing.

Accounts receivable mainly represent amounts due from product providers and are recorded net of allowance for doubtful accounts. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the product providers’ payment history, creditworthiness, financial conditions of the product providers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable is likely to be unrecoverable. Accounts receivable balances are written off after all collection efforts have been exhausted. The Group recorded allowance for doubtful accounts of RMB6,892 as of June 30, 2022 and 2023. No allowance for doubtful accounts were written off for the years ended June 30, 2022 and 2023.

7. OTHER RECEIVABLES AND CURRENT ASSETS

Other receivables and current assets consist of the following:

	As of June 30,
	2022	2023	2023
	RMB	RMB	US$

Advances to staff	855	589	81
Prepayments to service providers	5,252	4,523	624
Rental deposits	5,523	2,554	352
Income tax prepayments	2,666	-	-
Consideration receivable from disposal of a subsidiary	-	20,000	2,759
Other	2	-	-
Other receivables and current assets	14,298	27,666	3,816

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

8. SHORT-TERM LOANS RECEIVABLE

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

During the year ended June 30, 2023, the Group provided loans totaling RMB110,000, all of which has been repaid in the same year. As of June 30, 2023, the Group did not have short-term loans receivable.

In July 2023, the Group provided a one-year loan totaling RMB40,000, which is expected to be settled before maturity.

The aforementioned loans were guaranteed by the legal representative and the controlling shareholder of the real estate developing company. The interest rate ranged from 5% to 12% per annum, the interest had been and will be paid with the repayment of principal.

The Group recognized interest income on short-term loans receivable of approximate RMB2,730, RMB790 and RMB6,214 during the years ended June 30, 2021, 2022 and 2023, respectively.

9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, is comprised of the following:

	As of June 30,
	2022	2023	2023
	RMB	RMB	US$

Furniture, office equipment, fixtures	5,151	3,920	541
Leasehold improvements	11,405	737	102
Motor vehicles	1,932	1,932	266
	18,488	6,589	909
Less: Accumulated depreciation	(9,332)	(5,023)	(693)
Property and equipment, net	9,156	1,566	216

Depreciation expense for the years ended June 30, 2021, 2022 and 2023 was RMB3,165, RMB5,603 and RMB3,545, respectively. In the year ended June 30, 2023, the Group recorded disposal loss of furniture, office equipment, fixtures and leasehold improvements of RMB2,915 due to termination of rental offices, such loss is included in operating expenses.

No impairment for property and equipment was recorded for the years ended June 30, 2021, 2022 and 2023.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

10. INTANGIBLE ASSETS, NET

	As of June 30,
	2022	2023	2023
	RMB	RMB	US$

Software and operating system	6,614	4,823	665
Less: Accumulated amortization	(5,500)	(3,032)	(418)
Intangible assets, net	1,114	1,791	247

Amortization expense for the years ended June 30, 2021, 2022 and 2023 was RMB604, RMB832 and RMB848, respectively.

11. LEASES

The Group’s lease payments for office space leases include fixed rental payments and do not consist of any variable lease payments that depend on an index or a rate. As of June 30, 2022 and 2023, there was no leases that have not yet commenced.

The following represents the aggregate ROU assets and related lease liabilities as of June 30, 2022 and 2023:

	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
Right-of-use assets	34,382	13,607	1,876
Lease liabilities, current	11,889	4,793	660
Lease liabilities, non-current	23,259	9,673	1,334
Total operating lease liabilities	35,148	14,466	1,994

The weighted average lease term and weighted average discount rate as of June 30, 2022 and 2023 were as follows:

	As of June 30,
	2022	2023
Weighted average lease term:
Operating leases	3.31 years	3.25 years
Weighted average discount rate:
Operating leases	4.75%	4.75%

The components of lease expenses for the years ended June 30, 2022 and 2023 were as follows:

	Years ended June 30,
	2022	2023	2023
	RMB	RMB	US$

Operating lease expenses	14,757	8,107	1,118
Short-term lease expenses	7,346	2,403	331
Total	22,103	10,510	1,449

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

11. LEASES (cont.)

Supplemental cash flow information related to leases for the years ended June 30, 2022 and 2023 were as follows:

	Years ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating lease	13,739	7,059	973
Supplement noncash information
New operating lease liabilities arose from obtaining right-of-use assets	27,245	3,248	448
Change on lease liabilities arose from modification on lease terms	(474)	(3,640)	(502)
Change on lease liabilities arose from early termination of operating leases	(10,739)	(9,435)	(1,301)

Maturities of lease liabilities at June 30, 2022:

	As of June 30,
	2023	2023
	RMB	US$
Year ending June 30:
2024	5,378	741
2025	4,744	654
2026	4,355	601
2027	1,115	154
Total remaining undiscounted lease payments	15,592	2,150
Less: Interest	1,126	156
Total present value of lease liabilities	14,466	1,994
Less: Current operating lease liabilities	4,793	660
Non-current operating lease liabilities	9,673	1,334

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

12. INVESTORS’ DEPOSIT

As of June 30, 2023, the balance of RMB8,258 represents the investors’ uninvested cash balances temporarily deposited in the Group’s bank account. These cash balances were under the custody and supervision of the designated financial institution as required by China Securities Regulatory Commission, for the purpose of preventing misuse of investors’ funds.

13. OTHER PAYABLES AND ACCRUED EXPENSES

Components of other payables and accrued expenses are as follows:

	As of June 30,
	2022	2023	2023
	RMB	RMB	US$

Payroll payable	13,844	7,665	1,057
Accrued expenses	3,924	1,600	221
Value-added tax recoverable	(700)	(1,268)	(175)
Employee’s individual income tax	407	486	67
Others	1,970	680	94
Other payables and accrued expenses	19,445	9,163	1,264

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

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

14. SUNDRY INCOME, NET

Components of sundry income, net are as follows:

	Years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$

Government grants	4,945	4,528	1,682	231
Others	(255)	509	(22)	(3)
Total sundry income, net	4,690	5,037	1,660	228

Government grants were recognized as other income when received upon the compliance with the conditions, and primarily represented subsidies received from the local governments as reward for financial contribution and capital expenditure incurred on certain projects.

15.	INCOME TAXES

The Group and its subsidiaries, and the VIEs file tax returns separately.

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

PRC

The Group’s subsidiary and the VIEs incorporated in PRC are subject to PRC Enterprise Income Tax (“EIT”) law. Pursuant to the relevant laws and regulations in the PRC, beginning from January 1, 2020, Puyi Bohui has been qualified for west development taxation preference and subject to an income tax rate of 15%. Shenzhen Zhongxiang is qualified for Shenzhen Qianhai modern services cooperation district entity tax preference and is subject to an income tax rate for 15%, and Shenzhen Zhongxiang was sold to a third-party in March 2023. Chongqing Fengyi and Puyi Consulting are qualified for west development taxation preference and are subject to an income tax rate for 15%. Based on the operating status of Puyi Dake, it has been certified as a High and New Technology Enterprise (“HNTE”), thus enjoys a preferential tax treatment of an income tax rate of 15%. Puyi Family Office and other PRC subsidiaries are subject to a standard 25% EIT.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

15. INCOME TAXES (cont.)

The components of the income tax expense (benefit) are as follows:

	Years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$

Current	1,072	1,464	1,160	160
Deferred	(10,680)	(2,389)	7,425	1,024
Total income tax expense (benefit)	(9,608)	(925)	8,585	1,184

The principal components of the deferred income tax assets and liabilities are as follows:

	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
Deferred tax assets:
Tax loss carry forward	28,314	26,104	3,600
Allowance for doubtful accounts, credit losses and impairment losses	1,723	1,723	238
Advertising expense	-	7,931	1,094
Intangible assets and other temporary book/tax differences	-	2,478	341
Subtotal	30,037	38,236	5,273
Less: valuation allowances	6,059	21,684	2,990
Total	23,978	16,552	2,283

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided RMB6,059 and RMB21,684 valuation allowance for the years ended June 30, 2022 and 2023, respectively. The net change of valuation allowance during the year ended June 30, 2023 was RMB15,625, including an increase of RMB23,051 partially offset by a deduction of RMB7,426 due to the disposal of a subsidiary.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

15. INCOME TAXES (cont.)

The Group had total tax loss carry-forwards of RMB184,258 and RMB149,477 as of June 30, 2022 and 2023, respectively. The decrease in the tax loss carry-forwards was mainly due to the disposal of a subsidiary. As of June 30, 2023, the tax loss carry-forwards will expire between the calendar years 2024 through 2028. For the years ended June 30, 2022 and 2023, there was no tax loss carried forward expired and canceled.

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$

PRC	(54,265)	(60,049)	(32,676)	(4,506)
Hong Kong	(85)	(140)	(502)	(69)
Others	(1,324)	(1,403)	(1,814)	(251)
Total loss from operations before income taxes	(55,674)	(61,592)	(34,992)	(4,826)
PRC income tax statutory rate	25%	25%	25%	25%
Income tax benefit at statutory tax rate	(13,919)	(15,398)	(8,748)	(1,206)
Preferential tax treatments	403	7,186	3,262	450
Super deduction of qualified R&D expenditures	(360)	-	(138)	(19)
Expenses not deductible for tax purposes	998	695	500	69
Uncertain tax provision	2,800	1,400	260	36
Deferred tax effect of tax rate change	-	768	(5,751)	(793)
Impact of different tax rates in other jurisdictions	354	385	579	80
True-up temporary book/tax differences	-	-	2,123	293
Disposal of a subsidiary	-	-	(6,561)	(905)
Others	(114)	264	8	1
Valuation allowances	230	3,775	23,051	3,178
Income tax expense (benefit)	(9,608)	(925)	8,585	1,184

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

As of June 30, 2022 and 2023, the Group had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Group intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

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

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2021, 2022 and 2023 the Group had RMB12,100, RMB13,500 and RMB13,760 of unrecognized tax benefits that if recognized would affect the annual effective tax rate. We recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. For years ended June 30, 2021, 2022 and 2023 the Group recognized no interest or penalty expense related to unrecognized tax benefits.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

15. INCOME TAXES (cont.)

Movements of unrecognized tax benefits are as follows:

	RMB	US$
Balance as of July 1, 2020	9,300	1,316
Provisions for uncertain tax positions during the year ended June 30, 2021	2,800	434
Balance as of June 30, 2021	12,100	1,874
Provisions for uncertain tax positions during the year ended June 30, 2022	1,400	209
Balance as of June 30, 2022	13,500	2,015
Provisions for uncertain tax positions during the year ended June 30, 2023	260	36
Balance as of June 30, 2023	13,760	1,898

16. LOSS PER SHARE

The computation of basic and diluted net loss per ordinary share is as follows:

	Years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Numerator:
Net loss	(46,066)	(60,667)	(43,577)	(6,010)
Less: Net income (loss) attributable to the non-controlling interests	304	-	-	-
Net loss attributable to the Group’s shareholders	(46,370)	(60,667)	(43,577)	(6,010)

Denominator:
Weighted average number of ordinary shares outstanding	90,472,014	90,472,014	90,472,014	90,472,014

Basic & diluted net loss per ordinary share	(0.513)	(0.671)	(0.482)	(0.066)

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

Condensed Balance Sheets

	As of June 30,
	2022	2023	2023
	RMB	RMB	US$

ASSETS:
Current assets:
Cash and cash equivalents	11,732	2,605	359
Amounts due from other subsidiaries	77	809	112
Total current assets	11,809	3,414	471
Investments in subsidiaries	248,459	213,620	29,459
Total assets	260,268	217,034	29,930

LIABILITIES AND EQUITY:
LIABILITIES:
Current liabilities:
Other payables and accrued expenses	217	-	-
Total current liabilities	217	-	-
Total liabilities	217	-	-

Commitments and contingencies
EQUITY:
Ordinary shares (2,000,000,000 shares at US$0.001 each authorized, and 90,472,014 shares issued and outstanding as of June 30, 2022 and 2023)	600	600	83
Additional paid-in capital	224,694	224,694	30,987
Retained earnings	35,150	(8,427)	(1,163)
Accumulated other comprehensive income	(393)	167	23
Total equity	260,051	217,034	29,930
Total liabilities and equity	260,268	217,034	29,930

Condensed Statements of Operations and Comprehensive Loss

	Years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$

General and administrative expenses	(1,369)	(1,610)	(2,084)	(288)
Other income, net	68	227	286	40
Equity in loss of subsidiaries	(45,067)	(59,220)	(41,771)	(5,761)
Loss before income taxes	(46,368)	(60,603)	(43,569)	(6,009)
Income tax expense	(2)	(64)	(8)	(1)
Net loss	(46,370)	(60,667)	(43,577)	(6,010)
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	(1,277)	417	560	77
Total Comprehensive loss	(47,647)	(60,250)	(43,017)	(5,933)

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

18. RELATED PARTY TRANSACTIONS

The following is a list of the related parties with whom the Group conducted significant transactions, and their relationship with the Group:

Related parties	Relationship
Fanhua Inc. (“Fanhua”)	Shareholder of Puyi since September 2018 who has approximately 4.5% of Puyi and shares a common director with the Group.
Fanhua Lianxing Insurance Sales Co., Ltd. (“Fanhua Lianxing”)	Subsidiary of Fanhua Inc.
Fanhua Yuntong Enterprise Management Advisory (Shenzhen) Co., Ltd. (“Fanhua Yuntong”)	Subsidiary of Fanhua Inc.

Related party transactions:

	Years ended June 30,
	Note	2021	2022	2023	2023
		RMB	RMB	RMB	US$
Other services
Insurance consulting service income accrued from Fanhua Lianxing	a	1,146	9,439	8,943	1,233
Insurance consulting service income received from Fanhua Lianxing	a	494	7,831	12,375	1,707
Trust consulting service income accrued from Fanhua Lianxing	b	-	1,425	5,688	784
Trust consulting service income received in advance from Fanhua Lianxing	b	-	3,010	4,527	624
Trust consulting service income accrued from Fanhua Yuntong	c	-	-	20	3
Trust consulting service income received from Fanhua Yuntong	c	-	-	20	3

Selling expense
Promotion expense accrued to Fanhua Yuntong	d	-	1,243	(59)	(8)
Promotion expense paid to Fanhua Yuntong	d	-	975	233	32

Notes

(a)	Starting from January 2021, the Group cooperated with Fanhua Lianxing and provided insurance consulting service.

(b)	Starting from January 2022, the Group cooperated with Fanhua Lianxing and provided trust consulting service.

(c)	Starting from May 2023, the Group cooperated with Fanhua Yuntong and provided trust consulting service.

(d)	Starting from August 2021, the Group cooperated with Fanhua Yuntong and Fanhua Yuntong provided client referral service to us. The negative amount in year ended June 30, 2023 was due to a reversal of selling expense in previous year.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

18. RELATED PARTY TRANSACTIONS (cont.)

Amounts due from related parties:

	As of June 30,
	Note	2022	2023	2023
		RMB	RMB	US$

Fanhua Lianxing	a	2,895	-	-
Total		2,895	-	-

Advance receipts from related parties:

	As of June 30,
	Note	2022	2023	2023
		RMB	RMB	US$

Fanhua Lianxing	b	(1,500)	-	-
Total		(1,500)	-	-

Amount due to related parties:

	As of June 30,
	Note	2022	2023	2023
		RMB	RMB	US$

Fanhua Yuntong	d	(292)	-	-
Total		(292)	-	-

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

19. NON-CONTROLLING INTEREST

On July 3, 2018, the Group acquired 51% equity interest of Zhonghui. Zhonghui was sold to a third party in December 2020, and had been divested from our consolidated financial statement since then. Non-controlling interest related to the 49% minority interest in Zhonghui was nil in each year ended June 30, 2021, 2022 and 2023.

Non-controlling interest related to Zhonghui in the Consolidated Statements of Operations and Comprehensive Loss was gain of RMB304 in year ended June 30, 2021, and nil for each year ended June 30, 2022 and 2023.

20. STATUTORY RESERVE

Subsidiaries and the VIEs operate in the PRC are required to reserve 10% of their net profits after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year.

The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends. As of June 30, 2022 and 2023, the balance of statutory reserve was RMB23,314 and RMB23,071, respectively.

21. CONCENTRATIONS

Concentration risks

Details of the customers accounting for 10% or more of total net revenues are as follows:

	Years ended June 30,
	2021	% of net revenues	2022	% of net revenues	2023	2023	% of net revenues
	RMB		RMB		RMB	US$

Company A	29,264	15.3%	35,611	18.9%	*	*	*
Company B	122,723	64.2%	47,642	25.2%	15,360	2,118	13.4%
Company C	*	*	*	*	14,631	2,018	12.8%
	151,987	79.5%	83,253	44.1%	29,991	4,136	26.2%

*	represented less than 10% of total net revenues for the year then ended.

PUYI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

21. CONCENTRATIONS (cont.)

Details of the customers which accounted for 10% or more of accounts receivable, net are as follows:

	As of June 30,
	2022	%	2023	2023	%
	RMB		RMB	US$

Company A	40,762	68.5%	20,311	2,801	54.0%
Company B	6,078	10.2%	*	*	*
	46,840	78.7%	20,311	2,801	54.0%

*	represented less than 10% of accounts receivable for the year then ended.

22. CONTINGENCIES

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