Form 20-F
period 2024-06-30
Highest Performances Holdings Inc.
filed 2024-11-15
CIK 1750264

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended June 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________

For the transition period from __________ to ___________

Commission file number 001-38813

Highest Performances Holdings Inc.

(Exact name of the Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

61F, Pearl River Tower

No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou

Guangdong Province, People’s Republic of China

Tel: +86-020-28381666

(Address of principal executive offices)

Yang Yuanfen, Chief Financial Officer

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 372,547,538 ordinary shares, par value $0.001 per share, as of June 30, 2024.

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

☒	Large Accelerated filer	☐	Accelerated filer
☐	Non-accelerated filer	☐	Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADS(s)” refers to our American depositary share(s), each ADS representing 1.5 ordinary shares;

●	“assets under management” or “AUM” refers to the net asset value of funds we manage under our asset management services, for which we are entitled to management fees and performance-based carried interest;

●	“China” or “PRC” refers to the People’s Republic of China, including Hong Kong Special Administrative Region of the PRC and Macao Special Administrative Region of the PRC (“Hong Kong” and “Macao”, respectively), and only when this annual report refers to specific laws and regulations adopted by the PRC, reference to “China” or the “PRC” excludes Taiwan, Hong Kong and Macao). Unless the context otherwise indicates, the legal and operational risks associated with operating in China discussed in this annual report also apply to any operations we may now or in the future carry out in Hong Kong or Macao;

●	“provinces” of China refer to the 23 provinces, the four municipalities directly administered by the central government (Beijing, Shanghai, Tianjin and Chongqing), the five autonomous regions (Xinjiang, Tibet, Inner Mongolia, Ningxia and Guangxi), excluding, solely for the purpose of this annual report, Taiwan, Hong Kong and Macao;

●	“emerging middle class population” refers to individuals in China with investable assets of between RMB30,000 and RMB600,000;

●	“FoF(s)” refers to fund(s) of funds;

●	“MOFCOM” refers to the Ministry of Commerce of the PRC;

●	“affluent population” refers to individuals in China with investable assets of between RMB600,000 and RMB6 million;

●	“ordinary shares” refers to our ordinary shares, par value US$0.001 per share;

●	“PIPE” refers to private investment in public equity;

●	“our WFOEs” refer to Puyi Enterprises Management Consulting Co., Ltd., or Puyi Consulting (普益企业管理咨询有限公司), Fanhua Insurance Sales Service Group Company Limited or Fanhua Group Company (泛华保险销售服务集团有限公司) and Beijing Fanlian Investment Co., Ltd. or Fanlian Investment (北京泛联投资有限公司);

●	“HPH’s Original WFOE” refers to Puyi Consulting;

●	“AIX’s WFOEs or its WFOEs” refer to Fanhua Group Company and Fanlian Investment;

●	“QDII” refers to Qualified Domestic Institutional Investor;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SAFE” refers to the State Administration of Foreign Exchange of China;

●	“transaction value” refers to the aggregate value of the wealth management products we distribute through our wealth management business during a given period;

●	“HK$” and “HK dollars” refer to the legal currency of Hong Kong;

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States;

●	“we,” “us,” “our company,” “the Company,” “our” or “HPH” refers to Highest Performances Holdings Inc., formerly known as Puyi Inc., and its subsidiaries and, in the context of describing its operations and consolidated financial information, its variable interest entities which are its consolidated affiliated entities, if applicable. As described elsewhere in this annual report, we do not own the VIEs, and the results of the VIEs’ operations only accrue to us through contractual arrangements between the VIEs, the VIEs’ nominee shareholders, and certain of our subsidiaries. Accordingly, in appropriate contexts we will describe the VIEs’ activities separately from those of our directly and indirectly owned subsidiaries, and our use of the terms “we,” “us,” and “our” may not include the VIEs in those contexts;

●	“the consolidated VIEs” refer to Chengdu Puyi Bohui Information Technology Co., Ltd., or Chendu Puyi Bohui (成都普益博汇信息技术有限公司), Shenzhen Xinbao Investment Management Co., Ltd., or Shenzhen Xinbao (深圳新保投资管理有限公司), Fanhua RONS (Beijing) Technologies Co., Ltd., or Fanhua RONS Technologies (泛华榕数（北京）科技有限公司) and their subsidiaries, all of which are consolidated in the financial statements of Highest Performances Holdings Inc., the primary beneficiary through the contractual arrangements, in accordance with U.S. GAAP;

●	“HPH’s Original VIE” refer to Chengdu Puyi Bohui Information Technology Co., Ltd.;

●	“HPH’s Original VIEs” refer to Chengdu Puyi Bohui Information Technology Co., Ltd. and its subsidiaries.

●	“AIX’s VIEs or its VIEs” refer to Shenzhen Xinbao Investment Management Co., Ltd., Fanhua RONS (Beijing) Technologies Co., Ltd. and their subsidiaries; and

●	“customer” refers to policyholders or investors who have purchased products through us. The products are produced by our insurance company partners or fund managers that we define as customers under ASC 606

Our reporting currency is Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2672 to US$1.00, the exchange rate on June 30, 2024 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

Highest Performances Holdings Inc., or HPH, is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and by the VIEs based in China through contractual arrangements. Due to the PRC legal restrictions on foreign investment in wealth and asset management businesses when our group was established, which restrictions were removed from the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Edition), we operate a substantial portion of our wealth and asset management business through contractual arrangements between HPH’s Original VIE and HPH’s Original WFOE. We acquired 50.10% equity interests in, AIX Inc. (formerly known as Fanhua Inc.), or AIX, a leading independent financial services provider listed on Nasdaq in December 2023, and subsequently increased our shareholding in AIX to 51.65% as of June 30, 2024. AIX operates part of its internet business through contractual arrangements between its consolidated variable interests and its subsidiaries due to certain restrictions and conditions imposed by PRC laws and regulations on foreign ownership and investment in certain internet-based businesses.

The contractual arrangements are not equivalent to an equity ownership in the business of the consolidated VIEs. As of the date of this annual report, we owned 0.96% equity interests in HPH’s Original VIEs, namely Puyi Bohui and its subsidiaries through our Original WFOE while AIX, a subsidiary of HPH, owned only 49% equity interests in its consolidated VIEs, namely Xinbao Investment and its subsidiaries, through one of its WFOEs. Therefore, we, may be unable to enforce the terms of the contractual arrangements. Any reference to control or benefits that accrue to us because of the contractual arrangement with the VIEs are limited to and subject to conditions that we have satisfied for consolidation of the VIEs under U.S. GAAP. HPH consolidates the operations and financial results of the VIEs in its financial statements as the primary beneficiary for accounting purposes. In addition, we, through the consolidated VIEs, hold the required licenses and permits necessary to conduct our business in China. Investors in the ADSs thus are not purchasing, and may never directly hold any equity interests in the consolidated VIEs.

Our corporate structure is subject to risks associated with our or AIX’s contractual arrangements with the VIEs. As of the date of this annual report, the PRC government does not prohibit the VIE structure, but allows establishment of and accepts the filing for VIE structures which comply with relevant regulations in foreign exchange, tax law and other respects. However, in the future the PRC government might disallow the VIE structure, which would likely result in a material change in our operations and/or value of our securities, including that it could cause the value of our securities to significantly decline or become worthless. If the PRC government deems that our contractual arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the VIEs being deconsolidated. A significant part of our assets, including the necessary licenses to conduct business in China, are held by the consolidated VIEs. A significant part of our revenues are generated by the consolidated VIEs. An event that results in the deconsolidation of the VIEs would have a material effect on our operations and result in the value of our securities diminishing substantially or even becoming worthless. Our holding companies, our subsidiaries and the consolidated VIEs, and investors of HPH. face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the consolidated VIEs and us as a whole. Our ADSs may decline in value or become worthless if we are unable to consolidate the VIEs’ operations and financial results in our financial statements in accordance with U.S. GAAP since the consolidated VIEs conduct a significant part of our operations. In addition, the VIE agreements under the contractual arrangements have never been tested in a court of law in China. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We, our subsidiaries and the consolidated VIEs, face various legal and operational risks and uncertainties related to being based in and having the majority of our operations in China, including Hong Kong. The PRC government has significant authority to regulate, or exert influence on the ability of a company based in China, such as us, to conduct its business, accept foreign investments or list on the U.S. or other foreign exchanges. We, our subsidiaries and the consolidated VIEs, face potential risks associated with regulatory approvals of offshore future offerings, the use of the VIEs, oversight on cybersecurity and data privacy. For example, recent regulatory actions undertaken by the PRC government, including the recent enactment of China’s new Data Security Law, the Measures for Cybersecurity Review (Revised Draft for Comments), Personal Information Protection Law, Provisional Administrative Measures on Overseas Offering and Listing of Securities by Domestic Companies with six Guidelines on Application of Regulatory Rules and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business, accept foreign investments, or carry out future offering and listing of securities on the U.S. or other foreign exchanges. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our future offering of securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, while to the consolidated VIEs only through loans, subject to the satisfaction of applicable government registration and approval requirements. We rely on dividends and other distributions from our PRC subsidiaries to satisfy part of our liquidity requirement. Under the contractual arrangements among our WFOEs, the consolidated VIEs, and the nominee shareholders of the consolidated VIEs, our WFOEs including Puyi Consulting, Fanhua Group Company and Fanlian Investment are entitled to all of the economic benefits of the VIEs and its subsidiaries in the form of service fees.

Cash transfers that have been made to date among HPH, our subsidiaries and the consolidated VIEs included the following: (1) cash received by our subsidiaries from the consolidated VIEs of RMB13.9 million, RMB10.5 million and RMB17.3 million for the fiscal years ended June 30, 2022, 2023 and 2024, respectively, for the provision of consulting services; (2) cash received by our subsidiaries from the consolidated VIEs of RMB2.8 million, RMB5.3 million and RMB6.9 million for the fiscal years ended June 30, 2022, 2023 and 2024, respectively, for the provision of technical services; (3) cash received by our subsidiaries from the consolidated VIEs of RMB1.1 million, RMB1.1 million and RMB0.8 million for the fiscal years ended June 30, 2022, 2023 and 2024, respectively, for the provision of office rental and other services; (4) cash received by the consolidated VIEs from our subsidiaries of RMB2.4 million, nil and RMB24.7 million for the fiscal years ended June 30, 2022, 2023 and 2024, respectively, for the provision of digital marketing and IT related services; (5) cash received by our subsidiaries from the consolidated VIEs of nil, nil and RMB44.6 million for the fiscal years ended June 30, 2022, 2023 and 2024, respectively, for the provision of agency services; (6) cash received by the consolidated VIEs from our subsidiaries of RMB nil, nil and RMB1.7 million for the fiscal years ended June 30, 2022, 2023 and 2024, respectively, for the provision of agency services; (7) cash received by the consolidated VIEs from our subsidiaries as inter-company advances of RMB76.8 million, RMB20.0 million and RMB58.1 million for the fiscal years ended June 30, 2022, 2023 and 2024, respectively; (8) repayment of inter-company advances by the consolidated VIEs to our subsidiaries of RMB70.3 million, RMB16.8 million and RMB78.2 million for the fiscal years ended June 30, 2022, 2023 and 2024, respectively; (9) cash received by our subsidiaries from the consolidated VIEs as inter-company advances of RMB214.1 million, RMB99.4 million and RMB100.0 million for the fiscal years ended June 30, 2022, 2023 and 2024, respectively; (10) repayment of inter-company advances by our subsidiaries to the consolidated VIEs of RMB238.5 million, RMB67.3 million and RMB95.2 million for the fiscal years ended June 30, 2022, 2023 and 2024, respectively. As of the date of this annual report, none of our Mainland China and Hong Kong subsidiaries and the consolidated VIEs has declared or paid any dividends or made any distributions to their respective holding companies, including HPH, nor does any of them have intention to do so, except that AIX’s mainland China subsidiaries have previously declared and paid dividends to its Hong Kong subsidiaries and AIX itself has previously paid dividends to its shareholders on a quarterly basis prior to the acquisition. As of the date of this annual report, HPH has not declared any dividend and does not have a plan to declare a dividend to its shareholders. No cash has been transferred to our investors. We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries and the consolidated VIEs. For details regarding the cash transfer between us, our subsidiaries and the consolidated VIEs, see “Item 3. Key Information—Transfer of Funds and Other Assets between Us, Our Subsidiaries and the VIEs,” “Item 3. Key Information—Financial Information Related to the Consolidated VIEs,” and “Item 4. Information on Our Group—B. Business Overview—Cash Flows among Us, Our Subsidiaries and the Consolidated VIEs.”

v

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

Our Corporate Structure and Contractual Arrangements with the Consolidated VIEs and Their Respective Individual Shareholders

HPH is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and by the consolidated VIEs based in China through contractual arrangements. Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries are foreign-invested enterprises, or the subsidiaries of the foreign-invested enterprises. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of PRC companies engaging in wealth and asset management businesses when our group was established. Such prohibition and restrictions were removed from the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Edition). Due to the aforementioned restrictions when our group was established, we operate a significant part of our wealth management business through contractual arrangements between the Original VIEs and HPH’s Original WFOE. AIX also operates part of its internet business through contractual arrangements between its consolidated VIEs and its WFOEs due to certain restrictions and conditions imposed by PRC laws and regulations on foreign ownership in certain internet-based businesses.

The contractual arrangements are not equivalent to an equity ownership in the consolidated VIEs. As of the date of this annual report, we owned 0.96% equity interests in HPH’s Original VIEs, namely Puyi Bohui and its subsidiaries, through HPH’s Original WFOE, while AIX, a subsidiary of HPH, owned 49% equity interests in Xinbao Investment and its subsidiaries, its consolidated VIEs, through one of its WFOEs. Therefore, we may be unable to enforce the terms of the contractual arrangements. Any reference to control or benefits that accrue to us because of contractual arrangement with the consolidated VIEs are limited to and subject to conditions that we have satisfied for consolidation of the VIEs under U.S. GAAP. HPH consolidates the operations and financial results of the VIEs in its financial statements as the primary beneficiary for accounting purposes. In addition, we, through the consolidated VIEs, hold the required licenses and permits necessary to conduct our business in China. Investors in the ADSs thus are not purchasing, and may never directly hold any equity interests in the consolidated VIEs.

We rely on the contractual arrangements with the consolidated VIEs and its subsidiaries for our internet insurance distribution business and wealth management business operations. A series of contractual agreements, including an exclusive option agreement, an exclusive technical and consulting service agreement, an equity interest pledge agreement, a spousal consent letter and a power of attorney, have been entered into by and among Puyi Consulting, Puyi Bohui and its nominee shareholder. Similar contractual agreements have also been entered into by and among Fanhua Group Company, Xinbao Investment, its subsidiaries and its nominee shareholder, and by and among Fanlian Investment, Fanhua RONS Technologies, its subsidiaries and its nominee shareholder. These contractual agreements enable us to (i) have power to direct the activities that most significantly affect the economic performance of the consolidated VIEs and its subsidiaries; (ii) receive substantially all of the economic benefits from the consolidated VIEs and its subsidiaries; and (iii) have an exclusive option to purchase all the equity interests in the consolidated VIEs when and to the extent permitted by PRC laws.

Our corporate structure is subject to risks associated with our contractual arrangements in connection with the consolidated VIE. The contractual arrangements may not be as effective as equity ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of these arrangements. Additionally, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. It is uncertain whether any new PRC laws or regulations relating to the contractual arrangements will be adopted or what they would provide if adopted. If the corporate structure and the contractual arrangements are deemed by relevant regulatory authority or court to be illegal or invalid, either in whole or in part, we may have to modify such structure to comply with regulatory requirements. Further, if the corporate structure and the contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authority would have broad discretion to take action in dealing with the violation or failure, in which case, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. The VIE agreements under the contractual arrangements have never been tested in a court of law in China. Our Cayman Islands holding company, our subsidiaries and the consolidated VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements in connection with the consolidated VIEs and, consequently, significantly affect the financial performance of the consolidated VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “—D. Risk Factors—Risks Related to Our Corporate Structure.”

We, our subsidiaries and the consolidated VIEs, face various legal and operational risks and uncertainties related to being based in and having the majority of our operations in China, including Hong Kong. The PRC government has significant authority to regulate, or exert influence on the ability of a company based in China, such as us, to conduct its business, accept foreign investments or list on the U.S. or other foreign exchanges. We, our subsidiaries and the consolidated VIEs, face potential risks associated with regulatory approvals of offshore future offerings, the use of the VIE, oversight on cybersecurity and data privacy. For example, recent regulatory actions undertaken by the PRC government, including the recent enactment of China’s new Data Security Law, the Measures for Cybersecurity Review (Revised Draft for Comments), Personal Information Protection Law, Provisional Administrative Measures on Overseas Offering and Listing of Securities by Domestic Companies with six Guidelines on Application of Regulatory Rules and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business, accept foreign investments, or carry out future offering and listing of securities on the U.S. or other foreign exchanges. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our future offering of securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks related to doing business in China, see “—D. Risk Factors—Risks Related to Doing Business in China.”

The following diagram illustrates the corporate structure of us, significant subsidiaries and the consolidated VIEs, including the names, places of incorporation and the proportion of ownership interests in our subsidiaries and the consolidated VIEs as of June 30, 2024:

Highest Performances Holdings Inc. [Cayman Islands]
51.65%
100%
AIX Inc. [Cayman Islands]
100%
BWWS Limited [Hong Kong]
100%
CISG Holdings Ltd. [BVI]
100%
Minkfair Insurance Management Limited [Hong Kong]
100%
CNinsure Holdings Ltd. [BVI]&[HK]
Puyi Group Limited [British Virgin Islands]
100%
Puyi Holdings (Hong Kong) Limited [Hong Kong]
100%
Offshore
Onshore
100%
Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. [WOFE]
100%
Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. [WOFE]
100%
Beijing Fanlian Investment Co., Ltd.
Puyi Enterprises Management Consulting Co., ltd. [WFOE]
7.2%
10.8%
82%
Fanhua Insurance Sales Service Group Company Limited
100%
Tibet Zhuli Investment Co., Ltd.
0.96%
99.04%
Chengdu Puyi Bohui Information Technology Co., Ltd. (4)
15.41%
84.59%
Fanhua Puyi Fund Distribution Co., Ltd.
100%
Guangdong Puyi Asset Management Co., Ltd.
100%
Chongqing Fengyi Management Consulting Co., Ltd.
The VIEs
100%
Guangdong Meidiya Investment Co., Ltd.
44.7%
Fanhua Insurance Surveyors& Loss Adjustors Co. Ltd.
99%
Shanghai Fanhua Teamhead Insurance Surveyors & Loss Adjustors Co., Ltd.
99%(1)
Fanhua Lianxing Insurance Sales Co., Ltd.
100%
4 insurance agencies
77%
One insurance agency
100%
Guangdong Fanhua Blue Plus Health Management Co., Ltd.
49%
51%
Shenzhen Xinbao Investment Management Co., Ltd. (2)
100%
Fanhua RONS Insurance Sales & Services Co., Ltd.
100%
Shenzhen Baowang E-Commerce Co., Ltd. (www.baoxian.com)
The VIEs
100%
Hebei Xiong'an Fanhua Insurance Brokerage Co., Ltd. (Formerly known as Beijing Smart Finance Insurance Brokerage Co., Ltd)
57.73%
Zhongrong Smart Finance Information Technology Co., Ltd.
100%
Kafusi Insurance Brokerage Co., Ltd.
100%
Fanhua RONS (Beijing) Technologies Co. Ltd. (3)
100%
Inscom Information Technology (Shenzhen) Co., Ltd.
51%
One insurance agency
The VIEs
100%
Shenzhen Dianliang Information Technology Co., Ltd. (www.ehuzu.com)
100%
Fanhua RONS Service Co., Ltd.
100%
Fanhua Puyi Family Office (Beijing) Co., Ltd.
100%
Puyi Family Office (Chengdu) Enterprise Management Consulting Co., Ltd.
100%
Chengdu Yihuitong Information Technology Co., Ltd.
100%
Puyi Dake Information Technology Co., Ltd.

- - - - Entities controlled under contractual arrangements, including the exclusive option agreements, the equity interest pledge agreement, the powers of attorney, the spousal consent, the consulting and service agreement, and the exclusive technical and consulting services agreement.

(1) The remaining 1% is owned by Xinlian Information.

(2) Shenzhen Xinbao Investment Management Co., Ltd. is held by Shuangping Jiang, who is a non-U.S. Shareholder, as to 51% and Fanhua Insurance Sales Group Company Limited as to 49%, respectively.

(3) Fanhua RONS (Beijing) Technologies Co. Ltd. is held by Peng Ge, who is a non-U.S. Shareholder, as to 100%.

(4) Puyi Bohui is held by Mr. Yu Haifeng, who is a non-U.S. Shareholder, as to 99.04% and Puyi Enterprises Management Consulting Co., ltd. as to 0.96%, respectively. Ms. Yang Yuanfen transferred her 0.96% of Puyi Bohui to Puyi Consulting as of June 30, 2022.

For a complete list of our subsidiaries and the consolidated VIEs as of June 30, 2024, see Exhibit 8.1 to this annual report.

Transfer of Funds and Other Assets between Us, Our Subsidiaries and the Consolidated VIEs

The typical structure of cash flows through our organization is as follows: (i) our PRC subsidiaries receive funds from HPH through either capital contributions or loans; (ii) our PRC subsidiaries make loans to the consolidated VIEs; (iii) the consolidated VIEs receive funds generated from sales of products and/or services to third-party customers as well as to HPH and its subsidiaries; and (iv) the consolidated VIEs pay service fees to our PRC subsidiaries pursuant to the exclusive technical and consulting services agreement, technology consulting and service agreements, and our PRC subsidiaries transfer funds to our non-PRC subsidiaries, and finally to HPH, all through distributions, dividends or repayment of shareholder loans. As of the date of this annual report, none of our subsidiaries and the consolidated VIEs has declared or paid any dividends or made any distributions to their respective holding companies, including HPH, nor does any of them have intention to do so, except that AIX’s mainland China subsidiaries have previously declared and paid dividends to its Hong Kong subsidiaries and AIX itself has previously paid dividends to its shareholders on a quarterly basis prior to the acquisition. As of the date of this annual report, HPH has not declared any dividend and does not have a plan to declare a dividend to its shareholders. No cash has been transferred to our investors. We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries and the consolidated VIEs. For details regarding the cash transfer between us, our subsidiaries and the consolidated VIEs, see “—Financial Information Related to the Consolidated VIEs” and “Item 4. Information on Our Group—B. Business Overview—Cash Flows among Us, Our Subsidiaries and the Consolidated VIEs.”

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

Financial Information Related to the Consolidated VIEs

The following tables present the summary consolidated balance sheets data as of June 30, 2023 and 2024, and the summary of the consolidated statement of operations and cash flows for the fiscal years ended June 30, 2022, 2023 and 2024 for the parent, the consolidated VIEs, the WFOEs and an aggregation of other subsidiaries, eliminating intercompany amounts and consolidated totals (in thousands of RMB). Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our and the consolidated VIEs’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

In these tables, “parent” refers to HPH, the Nasdaq listed company which is a Cayman exempted company. “VIEs” refers to Puyi Bohui, Xinbao Investment, Fanhua RONS Technologies and their respective subsidiaries. “WFOEs” refers to Puyi Consulting, Fanhua Group Company and Fanlian Investment. For a complete list of our subsidiaries as of June 30, 2024, see Exhibit 8.1 to this annual report.

	As of June 30, 2024
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other Subsidiaries	Eliminating adjustments	Consolidated total
Assets
Cash and cash equivalents	11,792	41,817	58,336	183,748	-	295,693
Restricted cash	-	18,213	-	56,490	-	74,703
Short term investments	-	3,312	28,734	551,872	-	583,918
Accounts receivable, net	-	32,628	855	239,448	-	272,931
Contract assets, net	-	9,040	-	1,041,061	-	1,050,101
Other receivables and loan receivables, net	-	2,134	775,036	35,700	-	812,870
Amounts due from internal companies	1,210	193,180	799,110	3,726,913	(4,720,413)	-
Investments in subsidiaries and the VIEs and VIEs’ subsidiaries	1,318,077	-	1,653,071	3,113,741	(6,084,889)	-
Investments in affiliates	-	-	-	8,614	-	8,614
Right-of-use assets	-	8,396	16,119	97,724	-	122,239
Deferred tax assets	-	1,000	-	34,250	-	35,250
Property, plant, and equipment, net	-	1,897	600	84,279	-	86,776
Other non-current assets	-	32,395	123,376	69,583	-	225,354
Intangible assets, net	-	11,843	-	405,724	-	417,567
Other assets	-	68,670	1,067	222,125	-	291,862
Total assets	1,331,079	424,525	3,456,304	9,871,272	(10,805,302)	4,277,878
Liabilities
Short-term loan	-	-	-	98,375	-	98,375
Accounts payable	-	5,053	202	189,103	-	194,358
Accrued commissions	-	2,303	-	554,247	-	556,550
Other payables and accrued expenses	-	4,175	1,815	174,519	-	180,509
Amounts due to internal companies	-	138,635	2,244,750	2,396,305	(4,779,690)	-
Income taxes payable	-	7,132	852	88,796	-	96,780
Deferred tax liabilities	-	4,317	12	232,745	-	237,074
Operating lease liability	-	8,273	17,756	91,158	-	117,187
Accrued payroll	163	6,242	1,624	60,064	-	68,093
Other liabilities	-	44,353	33,082	11,809	-	89,244
Total liabilities	163	220,483	2,300,093	3,897,121	(4,779,690)	1,638,170
Mezzanine equity	45,794	-	-	-	-	45,794
Total net assets	1,285,122	204,042	1,156,211	5,974,151	(6,025,612)	2,593,914

	As of June 30, 2023
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other Subsidiaries	Eliminating Adjustments	Consolidated Total
Assets
Cash and cash equivalents	2,605	63,527	97,610	728	-	164,470
Restricted cash	-	-	-	-	-	-
Short term investments	-	-	-	-	-	-
Accounts receivable, net	-	16,806	20,725	70	-	37,601
Contract assets, net	-	-	-	-	-	-
Other receivables, net	-	21,682	872	-	-	22,554
Amounts due from internal companies	809	52,080	49,161	-	(102,050)	-
Investments in subsidiaries and the VIEs and VIEs’ subsidiaries	213,620	-	-	-	(213,620)	-
Investments in affiliates	-	-	-	-	-	-
Right-of-use assets	-	7,002	6,605	-	-	13,607
Deferred tax assets	-	16,552	-	-	-	16,552
Property, plant, and equipment, net	-	1,319	247	-	-	1,566
Other non-current assets	-	22	-	-	-	22
Intangible assets, net	-	1,791	-	-	-	1,791
Other assets	-	3,657	2,723	-	-	6,380
Total assets	217,034	184,438	177,943	798	(315,670)	264,543
Liabilities
Short-term loan	-	-	-	-	-	-
Accounts payable	-	3,668	2,624	-	-	6,292
Accrued commissions	-	-	-	-	-	-
Insurance premium payable	-	-	-	-	-	-
Other payables and accrued expenses	-	2,677	89	-	-	2,766
Amounts due to internal companies	-	49,180	52,040	813	(102,033)	-
Income taxes payable	-	1,753	4	-	-	1,757
Deferred tax liabilities	-	-	-	-	-	-
Operating lease liability	-	7,337	7,129	-	-	14,466
Accrued payroll	-	4,991	2,674	-	-	7,665
Other liabilities	-	11,897	2,666	-	-	14,563
Total liabilities	-	81,504	67,225	813	(102,033)	47,509
Total net assets	217,034	102,934	110,718	(15)	(213,637)	217,034

	For the year ended June 30, 2024
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other subsidiaries	Eliminating adjustments (1)	Consolidated total
Total net revenues	-	144,024	16,562	1,114,137	(89,397)	1,185,326
Third-party revenues	-	118,737	5,589	1,061,000	-	1,185,326
Intra-Group revenues	-	25,287	10,973	53,137	(89,397)	-
Total operating costs and expenses	(5,759)	(170,787)	(30,691)	(1,060,315)	47,873	(1,219,679)
Third-party operating costs and expenses	(5,759)	(110,968)	(26,930)	(1,076,022)	-	(1,219,679)
Intra-Group operating costs and expenses	-	(59,819)	(3,761)	15,707	47,873	-
Impairment loss on goodwill	-	-	-	(426,410)	-	(426,410)
(Loss) income from operations	(5,759)	(26,763)	(14,129)	(372,588)	(41,524)	(460,763)
Interest income, net	518	2,969	12,232	900	-	16,619
Investment income related to the realized gain on available-for-sale investments	-	2,226	4,613	15,543	-	22,382
Net loss from fair value change	-	-	-	(73,761)	-	(73,761)
Others, net	163	297	(6,162)	3,220	-	(2,482)
Share of income from subsidiaries and the VIEs and VIEs’ subsidiaries	(284,592)	-	95,842	-	188,750	-
Share of loss of affiliates	-	-	-	(1,121)	-	(1,121)
Income tax benefit (expense)	-	(15,767)	4	2,818	-	(12,945)
Net (loss) income	(289,670)	(37,038)	92,400	(424,989)	147,226	(512,071)

	For the year ended June 30, 2023
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated total
Total net revenues	-	87,728	40,582	705	(14,575)	114,440
Third-party revenues	-	87,728	26,007	705	-	114,440
Intra-Group revenues	-	-	14,575	-	(14,575)	-
Total operating costs and expenses	(2,084)	(126,620)	(58,819)	(1,233)	15,512	(173,244)
Third-party operating costs and expenses	(2,084)	(111,108)	(58,819)	(1,233)	-	(173,244)
Intra-Group operating costs and expenses	-	(15,512)	-	-	15,512	-
(Loss) income from operations	(2,084)	(38,892)	(18,237)	(528)	937	(58,804)
Interest income, net	129	5,037	3,415	10	-	8,591
Investment income related to the realized gain on available-for-sale investments	-	13,561	-	-	-	13,561
Others, net	157	559	1,880	-	(936)	1,660
Income tax expenses	(8)	(3,307)	(5,270)	-	-	(8,585)
Share of income of affiliates	(41,771)				41,771	-
Net (loss) income	(43,577)	(23,041)	(18,212)	(518)	41,771	(43,577)

Note (1): The elimination mainly represents (i) the intercompany service fee related to agency services for distributing life insurance products and non-life insurance products on behalf of insurance companies provide by consolidated affiliated entities to subsidiaries and (ii) the intercompany service fee related to technology services provided by our consolidated variable interest entities to our subsidiaries.

	For the year ended June 30, 2022
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated total
Total net revenues	-	159,181	46,841	-	(17,281)	188,741
Third-party revenues	-	156,916	31,825	-	-	188,741
Intra-Group revenues	-	2,265	15,016	-	(17,281)	-
Total operating costs and expenses	(1,610)	(199,230)	(80,102)	(159)	18,257	(262,844)
Third-party operating costs and expenses	(1,610)	(183,713)	(77,362)	(159)	0	(262,844)
Intra-Group operating costs and expenses	-	(15,517)	(2,740)	-	18,257	-
Income (loss) from operations	(1,610)	(40,049)	(33,261)	(159)	976	(74,103)
Interest income, net	19	3,459	4,071	-	(75)	7,474
Investment income related to the realized gain on available-for-sale investments	-	-	-	-	-	-
Others, net	208	1,325	4,405	-	(901)	5,037
Share of income of affiliates	(59,220)	-	-	-	59,220	-
Income tax (expenses) benefit	(64)	1,652	(663)	-	-	925
Net (loss) income	(60,667)	(33,613)	(25,448)	(159)	59,220	(60,667)

	For the year ended June 30, 2024
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated total

Net Cash flows (used in) generated from operating activities:	(5,310)	(69,861)	80,480	52,425	-	57,734
Loans to group companies	-	(99,980)	(1,108,064)	(455,348)	1,663,392	-
Repayments from Group Companies	-	95,150	1,069,803	974,626	(2,139,579)	-
Investment in entities within the Group		20,491	-	(20,491)	-	-
Other investing activities		28,752	(716,210)	921,618	-	234,160
Net cash generated from (used in) investing activities:	-	44,413	(754,471)	1,420,405	(476,187)	234,160
Loans to group companies	-	58,090	519,549	1,085,753	(1,663,392)	-
Repayments from Group Companies	-	(78,227)	(1,060,271)	(1,001,081)	2,139,579	-
Other financing aetivities	14,317	-	-	(101,158)	-	(86,841)
Net cash generated from (used in) financing activities:	14,317	(20,137)	(540,722)	(16,486)	476,187	(86,841)

	For the year ended June 30, 2023
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other Subsidiaries	Eliminating Adjustments	Consolidated Total

Net Cash flows (used in) generated from operating activities:	(2,735)	(54,828)	32,076	124	-	(25,363)
Net cash (used in) provided by transactions with external parties	-	(99,386)	(19,927)	-	119,313	-
Net cash (used in) provided by transactions with internal companies	-	67,346	16,755	-	(84,101)	-
Investment in entities within the Group	(6,952)	-	-	(6,952)	13,904	-
Other investing activities	-	23,947	(28,933)	-	-	(4,986)
Net Cash flows (used in) generated from investing activities:	(6,952)	(8,093)	(32,105)	(6,952)	49,116	(4,986)
Loans to group companies	-	19,927	99,386	-	(119,313)	-
Repayments from Group Companies	-	(16,755)	(67,346)	-	84,101	-
Proceeds from group capital contribution	-	-	6,952	6,952	(13,904)	-
Net Cash flows generated from (used in) financing activities:	-	3,172	38,992	6,952	(49,116)	-

	For the year ended June 30, 2022
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other Subsidiaries	Eliminating Adjustments	Consolidated Total

Net Cash flows (used in) generated from operating activities:	(1,455)	6,120	(60,676)	(144)	-	(56,155)
Loans to group companies	-	(214,052)	(76,789)	-	290,841	-
Repayments from Group Companies	-	238,452	70,311	-	(308,763)	-
Other investing activities	-	(40,375)	29,779	-	-	(10,596)
Net Cash flows (used in) generated from investing activities:	-	(15,975)	23,301	-	(17,922)	(10,596)
Loans to group companies	-	76,789	214,052	-	(290.841)	-
Repayments from Group Companies	-	(70,311)	(238,452)	-	308,763	-
Net Cash flows generated from (used in) financing activities:	-	6,478	(24,400)	-	17,922	-

Filing Procedures Required from the PRC Authorities for Offering Securities to Foreign Investors

Under applicable laws of mainland China, we and our mainland China subsidiaries may be required to complete certain filing procedures with the China Securities Regulatory Commission, or the CSRC, in connection with future offering and listing in an overseas market, including our shelf offerings, follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. If we fail to complete such filing procedures for any future offshore offering or listing, including our shelf offerings, follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities, we may face sanctions by the CSRC or other mainland China regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. In addition, we are required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. As of this annual report, we have completed such filing procedures regarding the share exchange transaction with certain shareholders of AIX and share issuance to the New Dragon Group (Far East) Limited.

Implication of The Holding Foreign Companies Accountable Act (the “HFCA Act”)

Our current auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP which replaced Marcum Asia CPAs LLP on March 29, 2024, is located in mainland China. Our financial statements contained in this annual report on Form 20-F for the fiscal year ended June 30, 2024 have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, an independent registered public accounting firm that is headquartered in Mainland China.

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Trading in our securities on U.S. markets, including the Nasdaq Global Market, will be prohibited under the HFCA Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.

On December 16, 2021, the PCAOB issued the HFCA Act Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, or the 2021 Determinations, including our auditor. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among others, amended the HFCA Act to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HFCA Act to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market.

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. Therefore, our auditor is currently able to be fully inspected and investigated by the PCAOB. Accordingly, until such time as the PCAOB issues any new determination, our securities are not subject to a trading prohibition under the HFCA Act.

Each year, the PCAOB determines whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we and our investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in the audit procedures and reported financial information and the quality of our financial statements. If we fail to meet the new listing standards specified in the HFCA Act, we could face possible delisting from the Nasdaq, cessation of trading in the “over-the-counter” market, deregistration from the Commission and/or other risks, which may materially and adversely affect, or effectively terminate, our ADSs trading in the United States.

Summary of Risk Factors

Below please find a summary of the principal risks we, our subsidiaries and the consolidated VIEs face. For a detailed description of the risk factors we, our subsidiaries and the VIEs face, see “—D. Risk Factors.”

Risks Related to Our Business and Industry

We, our subsidiaries and the consolidated VIEs, are subject to risks and uncertainties related to our business and industry, including but not limited to the following:

●	If and when the contracts entered into between AIX’s subsidiaries or its consolidated VIEs and insurance companies are suspended or changed, our business and operating results will be materially and adversely affected;

●	If we fail to maintain or renew existing licenses or to obtain additional licenses and permits necessary to conduct our operations in China pursuant to applicable laws and regulations from time to time governing our operations, we may be subject to limitations or uncertainties with respect to our business activities and render our operations non-compliant, and our business would be materially and adversely affected;

●	Material changes in the regulatory environment could change the competitive landscape of our industry or require us to change the way we do business. Our business and results of operations could be materially and negatively impacted if we are unable to adapt our services to regulatory changes in China;

●	The wealth management products that we distribute involve various risks and our failure to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects;

●	We may not be able to continue to retain or expand our primary target client base of the affluent and emerging middle class population or maintain or increase the amount of investments made by our primary clients in the products we distribute;

●	If we fail to recruit and retain productive agents, qualified claims adjustors and qualified seed clients and financial advisors, our business could suffer;

●	We rely on highly qualified product providers that we collaborate with;

●	A decline in the investment performance of products distributed or managed by us could negatively impact our revenues and profitability;

●	Any material decrease in the commission or fee rates for our services may have an adverse effect on our revenues, cash flow and results of operations;

●	We depend on a small number of third-party fund product providers to derive a substantial portion of our net revenues and this dependence is likely to continue;

●

Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including errors or misconduct by employees, financial advisors, shareholders or third parties.

Risks Related to Our Corporate Structure

We, our subsidiaries and the consolidated VIEs, are also subject to risks and uncertainties related to our corporate structure, including but not limited to the following:

●

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

●

We rely on contractual arrangements with the consolidated VIEs and their nominee shareholders for a portion of our China operations, which may not be as effective as ownership in directing operational activities of the consolidated VIEs;

●	The contractual arrangements we have entered into with the consolidated VIEs and their shareholders, and any other arrangements and transactions among related parties that we currently have or will have in future, may be subject to scrutiny by the PRC tax authorities, which may determine that we owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment;

●	The nominee shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition;

●	We may lose the ability to use and enjoy assets held by the consolidated VIEs that are material to the operation of certain portion of our business if the consolidated VIEs goes bankrupt or become subject to a dissolution or liquidation proceeding;

●	If we were deemed to be an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business and the price of our ordinary shares.

Risks Related to Doing Business in China

We, our subsidiaries and the consolidated VIEs, face risks and uncertainties related to doing business in China in general, including but not limited to the following:

●	The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings, capital raising activities and acquisitions or other trading arrangements of domestic enterprises conducted by China-based issuers, we must file with the CSRC within three business days after the issuance, and also may be required to go through cybersecurity review under the new laws and the draft laws and regulations of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other regulatory procedures;

●	Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business;

●	Fluctuations in exchange rates may have a material adverse effect on your investment;

●	Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect our operations and the value of your investment;

●

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and filing requirements for overseas securities offering by offshore special purpose companies established by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us;

●

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business;

●

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offshore cash we may have to make loans to our PRC subsidiaries and the consolidated VIE or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business;

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

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

Risks Related to Our Business and Industry

If and when the contracts entered into between AIX’s subsidiaries or the consolidated VIEs and insurance companies are suspended or changed, our business and operating results will be materially and adversely affected.

In December 2023, we acquired 50.10% equity interests in AIX Inc., or AIX, a leading technology-driven financial service provider in China, through share exchange with certain shareholders of AIX, and later we further increased our shareholdings in AIX to 51.65% as of June 30, 2024 through open market transactions. As a result of the acquisition, insurance agency business has become our largest business segment in terms of revenues.

We, through AIX, primarily act as agents for insurance companies in distributing their products to retail customers. We also provide claims adjusting services principally to insurance companies. Our relationships with the insurance companies are governed by agreements between us and the insurance companies. We, through AIX’s subsidiaries or its consolidated VIEs, have entered into strategic partnership agreements with most of our major insurance company partners for the distribution of life, property and casualty insurance products and the provision of claims adjusting services at the corporate headquarters level. While this approach allows us to obtain more favorable terms from insurance companies by combining the sales volumes and service fees of all of our subsidiaries and branches operating insurance agency and claims adjusting businesses, it also means that the termination of a major contract could have a material adverse effect on our business. Under the framework of the headquarters-to-headquarters agreements, our subsidiaries and branches operating insurance agency and claims adjusting businesses generally also enter into contracts at a local level with the respective provincial, city and district branches of the insurance companies. Generally, each branch of these insurance companies has independent authority to enter into contracts with our relevant subsidiaries and branches, and the termination of a contract with one branch has no significant effect on our contracts with the other branches. See “Item 4. Information on the Company—B. Business Overview—Insurance Company Partners.” These contracts establish, among other things, the scope of our authority, the pricing of the insurance products we distribute and our fee rates. These contracts typically have a term of one year, and certain contracts can be terminated by the insurance companies with little advance notice. Moreover, before or upon expiration of a contract, the insurance company that is a party to that contract may agree to renew it only with changes in material terms, including the amount of commissions and fees we receive, which could reduce our revenues to be generated from that contract.

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

We conduct our insurance intermediary business primarily through AIX, its subsidiaries, its consolidated VIEs, and their subsidiaries in China. As of the date of this annual report, AIX’s subsidiaries, its consolidated VIEs, and their subsidiaries in China have obtained the requisite licenses and permits from the PRC government authorities that are material for operating insurance intermediary business in China, including, among others, the business license, insurance distribution licenses, insurance broker licenses, insurance claims adjusting licenses, and value-added telecommunication business operation permits for ICP services, or ICP licenses. The business license is a permit issued by China’s SAMR that allows a company to conduct specific business within the government’s geographical jurisdiction. Insurance distribution licenses, insurance broker licenses and insurance claims adjusting licenses are issued by the National Financial Regulatory Administration or NFRA or its predecessor or by Hong Kong Insurance Authority, allowing enterprises to engage in insurance agency, brokerage or claims adjusting services, respectively. ICP licenses are issued by the Ministry of Industry and Information Technology for operating value-added telecommunication business including internet-based information processing services. Theses licenses are the only permissions and approvals that our PRC subsidiaries are required to obtain to conduct insurance intermediary business or internet-based insurance distribution business in China. However, there can be no assurance that we will be able to obtain, renew and/or convert all of the approvals, licenses, and permits required for our existing business operations upon their expiration in a timely manner or duly complete necessary registration or filings with the relevant governmental authorities for any of our new business.

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

Material changes in the regulatory environment could change the competitive landscape of our industry or require us to change the way we do business. Our business and results of operations could be materially and negatively impacted if we are unable to adapt our services to regulatory changes in China.

Insurance industry in China is highly regulated. The laws and regulations applicable to us and our insurance operating subsidiaries are evolving and may change rapidly. Some of such changes and the further development of regulations applicable to us may result in additional restrictions on our activities, more intensive competition in this industry, or disruption in our product supply, which may adversely affect our business operations.

For example, in recent years, against the backdrop of declining interest rate in China, China’s insurance regulator has been implementing rules to adjust the pricing rate of life insurance products in order to protect insurance companies from interest spread loss. As a result, the pricing rate of traditional life insurance products has been adjusted downwards from 4.025% to 3.5% in January 2019, subsequently from to 3.5% to 3.0% in August 2023. In June 2024, as part of their efforts to control solvency risks, some insurance companies in PRC, including several of our major insurance product suppliers, have voluntarily determined to cease the sales of certain mainstream life insurance products with assumed interests rate of 3.0% by June 30, 2024 and instead started to introduce new products with an assumed interest rate of 2.75%, which has helped slightly boost our sales volume month-over-month in June 2024, followed by a sequential drop in sales in July 2024. On August 2, 2024, the National Financial Regulatory Administration, or the NFRA, which has replaced the CBIRC to become the regulatory body overseeing China’s banking and insurance markets in May 2023, issued a Notice on the Improvement of the Pricing Mechanism for Life Insurance Products, or the Notice. Effective September 1, 2024, the expected interest rate cap for newly filed ordinary insurance products will be 2.5%. Starting October 1, 2024, the cap for participating insurance products will be 2%, and the minimum guaranteed interest rate for universal insurance products will be 1.5%. Therefore, our insurance company partners have gradually discontinued sales of products exceeding these limits by August 30, 2024. As a result, the Company has recorded a month-over-month sales spike in August 2024, only with new business falling back down afterwards. Implementation of similar requirements in the future could severely disrupt our product supply and caused huge fluctuations in our business operations and materially affect our financial results. If we cannot adapt to the changes effectively, our business could be adversely affected.

On September 20, 2023, the NFRA promulgated Measures for the Supervision of Insurance Sales Behavior, effective on March 1, 2024, which provides for a comprehensive management on the pre-sale, mid-sale and after-sale behaviors of insurance distribution of insurance companies, insurance intermediaries and insurance salespeople, with requirements focusing on, among others, (i) retrospective management for insurance product sales activities through methods such as audio recording, video recording, sales page management, and recording operational traces; (ii) establishment of a tiered management mechanism for insurance sales practitioners based on their qualifications, sales abilities, integrity and ethics level; (iii) classification of life insurance products by product types, complexity, risk level and affordability; and (iv) restriction on compulsory bundled-sales of insurance products with healthcare and elderly-care services. The implementation of such requirements may significantly increase our compliance cost and failure to comply with the requirements may result in penalties and damage our reputations which may adversely affect our financial results. Some of the requirements such as the retrospective management have been previously implemented in certain regions in China which have adversely affected our sales activities in those regions as the double-recording process could be complicated and time-consuming. Strict enforcement of such requirement nationwide could further impact customers’ willingness to purchase insurance and as a result affected our business results.

On August 22, 2023, the NFRA issued the Notice of Regulating the Insurance Products Sold Through Bancassurance Channel. This notice mandates that actual expenses, such as commissions paid to bancassurance channel agents by insurance companies, must align with the cost structure and commission ceiling reported in the filed documents. Essentially, this imposes a cap on the commission rates paid by insurance companies to the bancassurance channel. The strict implementation of this requirement has led to a significant reduction in commission rates within the bancassurance channel. On August 2, 2024, the NFRA issued the Notice on Enhancing the Pricing Mechanism for Life Insurance Products, reiterating the alignment of actual expenses with filed expense structure. According to this Notice, each company must specify sales channels in their product filing or approval materials. Additionally, they are required to outline the additional expense ratio (i.e., the total expense level) and the expense structure. Many insurance companies, including our business partners, have started to lower commission rates for life insurance products sold through independent agency and broker channels since late March 2024, prior to the issuance of this Notice. This reduction has significantly decreased our commission income and revenues, adversely affecting our overall financial results. In response, we have adjusted our commission structure and taken proactive measures to adapt to these changes. These measures include diversifying our product and service offerings to increase agents’ sources of income, and leveraging technology to improve operational efficiency and reduce cost. Despite these efforts, there is significant uncertainty regarding our ability to effectively implement these measures. If we are unable to successfully adapt to the new regulatory environment and mitigate the impact of reduced commission rates, our financial performance and competitive position may be adversely affected.

On March 14, 2024, the China Insurance Industry Association completed the draft Personal Insurance Personnel Sales Capabilities Qualification Standard (For Life Insurance Sales) and started to solicit comments from relevant insurance companies. According to the proposed Standards, insurance sales personnel will be classified into four levels, from low to high: Level 4, Level 3, Level 2, and Level 1. Each level has different skill and knowledge requirements, and the range of products that sales personnel at each level are authorized to sell will also vary. Specifically, Level 4 sales personnel will be authorized to sell products with low complexity and low risk, such as accidental injury insurance, health insurance, standard life insurance, and standard annuity insurance. Level 3 sales personnel will be authorized to sell additional products, including participating insurance, universal life insurance, and exclusive commercial pension insurance. Level 2 sales personnel will be authorized to sell more complex and higher-risk products, such as investment-linked insurance and variable annuity insurance. Level 1 sales personnel will be authorized to sell all life insurance products. The new requirements may necessitate significant investments in training and development to ensure our sales personnel meet the higher qualification standards. Additionally, the limitation on the range of products that lower-level sales personnel can sell may impact our product distribution and sales strategies. If our sales personnel are unable to attain the necessary qualifications, our ability to sell higher-complexity and higher-margin products may be restricted, potentially leading to a decline in revenues and profitability. Furthermore, the administrative burden and costs associated with compliance and the reclassification of our sales force could negatively affect our operational efficiency and financial results. There is also uncertainty about how quickly and effectively we can adapt to these new regulatory requirements, which may pose additional risks to our business performance and market position.

In exercising its authority, the NFRA is given wide discretion, and the administration, interpretation and enforcement of the laws and regulations applicable to us involve uncertainties that could materially and adversely affect our business and results of operations. Not only may the laws and regulations applicable to us change rapidly, but it may also sometimes be unclear how they apply to our business. Any failure of our products or services to comply with these laws and regulations could result in substantial civil or criminal liability, adversely affect demand for our services, invalidate all or a portion of our customer contracts, require us to change or terminate some of our businesses, require us to refund a portion of our services fees, or cause us to be disqualified from serving customers, and therefore could have a material and adverse effect on our business.

Although we have not had any material violations to date, we cannot assure you that our operations will always comply with the interpretation and enforcement of the laws and regulations implemented by the NFRA. Any determination by a provincial or national government authority that our activities or those of our vendors or customers violate any of these laws could subject us to civil or criminal penalties, require us to change or terminate some of our operations or business, or disqualify us from providing services to insurance companies or other customers; and, thus have a materially adverse effect on our business.

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

If we are required to obtain ICP licenses for the operation of our apps related to our wealth management business, we may not be able to offer relevant information and transaction processing services and our business and operations may be negatively affected.

For our wealth management business, we operate three mobile apps; one is “Puyi Fund” (普益基金), which enables our clients to complete transactions online in relation to our fund products; the second is “i Financial Planner” (i理财师), which provides a one-stop online management tool and empowers financial advisors to provide better services; and the third is “Puyi business school” (普益商学院), which provides investor education. In addition, our subsidiary AIX also operates several mobile apps including “FA App” (formerly known as “Lan Zhanggui”懒掌柜), which provides end-to-end insurance sales support services to insurance sales agents and “RONS Open Platform” (榕数开放平台) which we provide digital solutions encompassing technology, products and services, compliance, operations and professional support to various insurance sales organizations, enabling them to digitize and optimize various aspects of the insurance sales process, from customer acquisition to policy issuance and service delivery. Although we have obtained ICP licenses for operating a web-based online insurance distribution platform and for the open platform, we do not hold ICP licenses for the mobile applications. According to the Provisions on the Administration of Mobile Internet Application Information Services, or the App Provisions, issued by Cyberspace Administration of China on June 28, 2016 and as amended on August 1, 2022, any owner or operator providing information services through a mobile internet application, or an “app,” must obtain the relevant qualification(s) as required by laws and regulations. The App Provisions, however, do not specify what “relevant qualification(s)” an app owner or operator must obtain. In practice, operational activities of a company conducted through an app is subject to the supervision of the local counterparts of the Information Communications Administration, and often, the local counterparts differentiate the operational activities conducted through websites and through apps. In many cases, standalone apps through which a company provides information services without any web-based online services are not required to obtain ICP licenses. However, the interpretation and enforcement of such laws and regulations are subject to the substantial discretion of the local authorities. As of the date of this annual report, we do not hold an ICP license for two of the three apps, and cannot rule out the possibility that the local counterparts of the Information Communications Administration would take the view that the current primary information services and transaction processing services provided by us through the apps would require an ICP license or that, without such license, we would be prohibited from rendering such services through the apps. If we were required to obtain an ICP license for these two apps, our inability to obtain the license in a timely manner or at all may have a material adverse effect on our business and operations.

If we fail to recruit and retain productive sales agents, qualified claims adjustors, qualified seed clients and financial advisors, our business could suffer.

A substantial portion of our sales of insurance products are conducted through our individual sales agents. Some of these sales agents are significantly more productive than others in generating sales. We have been actively recruiting and will continue to recruit productive sales agents, particularly Million-Dollar-Round-Table members (“MDRT”) to join us. These highly productive sales agents have been instrumental to the development of our life insurance business. In addition, we rely primarily on our in-house claims adjustors to provide claims adjusting services. Because claims adjustment requires technical skills, the technical competence of claims adjustors is essential to establishing and maintaining our brand image and relationships with our customers. If we are unable to attract and retain the core group of highly productive sales agents and qualified claims adjustors, our business could be materially and adversely affected. Competition for highly productive sales personnel and claims adjustors from insurance companies and other insurance intermediaries may also force us to increase the compensation of our sales agents, and claims adjustors, which would increase operating costs and reduce our profitability.

We also rely on our seed clients (our repeat clients who also market our products or services to potential clients) and financial advisors (collectively referred to as our “financial advisor team”) to market our wealth management products or services to potential clients as well as to provide services to and to develop and maintain relationships with our existing clients. As we further grow our business and expand into new cities and regions, our need for a high-quality financial advisor team will increase. We have been actively recruiting and will continue to recruit qualified financial advisor team members to join our coverage network. However, there is no assurance that we can recruit and retain a sufficient financial advisor team meeting our high-quality requirements to support our further growth. In some of the areas covered by our branch offices, the pool from which we can recruit financial advisor team members is smaller than in major economic centers such as Shanghai and Beijing. Even if we are able to recruit a sufficient financial advisor team, we may need to incur significant training and administrative related expenses in order to prepare them to market our products or services, which would increase our operating costs and reduce our profitability. In addition, we pay service fees to our seed clients and financial advisors as returns. Although such fees are not prohibited by applicable laws and regulations, we cannot assure you that relevant authorities would not deem that our seed clients and financial advisors are distributing products on our behalf and prohibit such fee payment in the future. If so, we may be subject to fines and/or may be ordered to cease paying such fees to our seed clients and financial advisors, and unable to attract and retain highly productive seed clients and financial advisors, and our business could be materially and adversely affected.

We rely on highly qualified product providers that we collaborate with.

We derive significant revenue from our important insurance company partners. Among these top five of our insurance company partners, Sinatay accounted for 11.2% of our total net revenues for the fiscal year ended June 30, 2024. As a result, any significant changes to our business relationship with the important insurance company partners could have a material impact on our revenue and profit.

As of June 30, 2024, we sourced our wealth management products from high quality third-party global product providers in China, including 118 public fund companies, which have contributed to a majority of our fund products, including approximately 10,911 publicly raised fund products. In addition, we actively seek collaborative opportunities with well-recognized fund managers, which allows us to deliver returns to our clients in a cost-effective manner. As such, our business is heavily dependent on our relationships with these third-party providers and, although we have maintained stable relationships with them, any material deterioration or termination of our relationships with any major product providers or fund managers, or the failure to further expand our network with such third-party products, could inhibit our ability to secure products, which in turn would have a material adverse effect on our business, financial condition and growth prospects. In addition, a decline in the financial condition of one or more of our third-party product providers may expose us to credit losses or defaults, limit our access to liquidity or otherwise disrupt the operations of our businesses. Downgrades in the credit or financial strength ratings assigned to the counterparties with whom we collaborate or other adverse reputational impacts to such counterparties could create the perception that our financial condition will be adversely impacted as a result of potential future defaults by such counterparties, which could have a negative impact on our business and operating performance as well as on our clients’ confidence in us and our products.

A decline in the investment performance of the wealth management products distributed or managed by us could negatively impact our revenues and profitability.

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

Any material decrease in the commission and fee rates for our services may have an adverse effect on our revenues, cash flow and results of operations.

Our revenues and profitability are highly sensitive to changes in the commission and fee rates set by our insurance company partners and third-party product providers. For our insurance agency business, we derive revenues primarily from commissions and fees based on the premiums charged by insurance companies. Our commission and fee rates are set by insurance companies and are based on the premiums that the insurance companies charge or the amount recovered by insurance companies. Commission and fee rates and premiums can change based on the prevailing economic, regulatory, taxation-related and competitive factors that affect insurance companies. These factors, which are not within our control, include the ability of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, the availability of alternative insurance products such as government benefits and self-insurance plans, the tax deductibility of commissions and fees and the consumers themselves as well as regulatory requirements. For example, the recent regulatory guidance on the commission cap has been extended from the bancassurance channel to the independent agency and broker channel. In addition, the pricing rates for certain insurance products, such as the traditional life insurance products has been adjusted downwards by the NFRA from 4.025% to 2.5% in the past four years.

 Because we do not determine, and cannot predict, the timing or extent of premium or commission and fee rate changes, we cannot predict the effect any of these changes may have on our operations. Any decrease in premiums or commission and fee rates may significantly affect our profitability. In addition, our budget for future acquisitions, capital expenditures and other expenditures may be disrupted by unexpected decreases in revenues caused by decreases in premiums or commission and fee rates, thereby adversely affecting our operations.

Similarly, in our wealth management services, we derive a majority of our revenues from distribution commissions and performance-based fees from wealth management services, and management fees and carried interest from the funds that we manage. The relative fee rates are negotiated between us and third-party product providers or the investors and vary from product to product. Future fee rates may be subject to change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect product providers or investors. These factors, which are not within our control, include the capacity of product providers to place new business and realize profits, client demand and preference for wealth management products, the availability of comparable products from other product providers at a lower cost and the availability of alternative wealth management products for clients. In addition, the historical volume of wealth management products that we have distributed or managed may have a significant impact on our bargaining power with third-party wealth management product providers in relation to the fee rates for future products.

Because we do not control and cannot predict the timing or extent of changes in premiums, commission, or fee rates, we cannot accurately forecast the impact these changes may have on our operations. Any decrease in these rates could significantly affect our revenues and profitability. Additionally, unexpected decreases in revenues caused by lower premiums or commission and fee rates could disrupt our budget for future acquisitions, capital expenditures, and other expenditures. To maintain our relationships with product providers and secure new contracts, we may have to accept lower distribution commission rates or other less favorable terms, further impacting our revenues. As our asset management business continues to grow, we may face similar risks related to fee rates for these services, potentially affecting our overall business operations and financial performance.

We depend on a small number of third-party product providers to derive a substantial portion of our net revenues and this dependence is likely to continue.

Our business is subject to significant concentration risks due to our reliance on a small number of insurance company partners and third-party wealth management product providers. The insurance agency business, now our largest segment following recent acquisitions, derives a significant portion of its net revenues from distributing insurance products supplied by a few key insurance company partners. For example, for the fiscal years ended June 30, 2024, one of our top five insurance company partners, Sinatay, accounted for 11.2% of our total net revenues. This concentration means that our business and operations could be negatively impacted if we experience a partial or complete loss of any of these key partners. Additionally, any significant adverse change in our relationship with these partners could result in revenue loss, increased costs, and distribution delays, harming our business and customer relationships.

Similarly, our wealth management services depend heavily on a limited number of third-party product providers. For the fiscal years ended June 30, 2024, one major third-party product provider accounted for 17.2% of our wealth management service revenues. If we lose any of these major providers or if they significantly reduce their volume of business with us, and we are unable to find alternative providers promptly, our net revenues and profitability would be substantially reduced. The volume of products sourced and distributed from specific providers may vary from period to period since we are not the exclusive distributor for any particular provider. This high concentration can also hinder our ability to negotiate favorable fee rates, potentially affecting our results of operations.

Overall, our dependence on a limited number of key suppliers in both the insurance agency and wealth management segments increases our exposure to risks associated with the termination or adverse changes in our agreements with these suppliers. Such events could have a material adverse impact on our revenues, profitability, and overall business operations.

Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including errors or misconduct by employees, financial advisors, shareholders or third parties.

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

Moreover, we are subject to the risks of error and misconduct by our employees, financial advisor team, shareholders, and third parties, as applicable, including:

●	engaging in misrepresentation or fraudulent activities when marketing or distributing wealth management products to clients;

●	improperly using or disclosing confidential information of our clients, third-party wealth management product providers or other parties;

●	concealing unauthorized or unsuccessful activities;

●	Conducting other activities that may adversely impact our reputation or business; or

●	otherwise not complying with laws and regulations or our internal policies or procedures.

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

We may be subject, from time to time, to adverse actions taken by other parties, including lawsuits and negative reports and regulatory proceedings, which may divert resources and the time and attention of our management and may otherwise adversely affect us.

From time to time, we may become a party to litigations incidental to the operation of our business, including class action lawsuits and disputes with other third parties. Litigation usually requires a significant amount of management time and effort, which may adversely affect our business by diverting management’s focus from the needs of our business and the development of strategic opportunities.

We cannot predict the outcome of these lawsuits. Regardless of the outcome, these lawsuits, and any other litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expenses and divert the attention and resources of our management and other key employees. An unfavorable outcome in any of these matters could also exceed coverage provided under applicable insurance policies, which is limited. Any such unfavorable outcome could have a material effect on our business, financial condition, results of operations and cash flows. Further, we could be required to pay damages or additional penalties or have other remedies imposed against us, or our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows.

In addition, the NFRA may from time to time make inquiries and conduct examinations concerning our compliance with PRC laws and regulations. These administrative proceedings have in the past resulted in administrative sanctions, including fines, which have not been material to us. While we cannot predict the outcome of any pending or future examination, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows.

We are also subject to lawsuits and other claims in the ordinary course of our wealth management business. Pursuant to the Minutes of the National Courts’ Civil and Commercial Trial Work Conference (the “Conference”) issued by the Supreme People’s Court on November 8, 2019, where the issuer or distributor of a financial product fails to fulfill its suitability obligation, leading to any loss to the financial consumer in the process of purchasing the financial product, the financial consumer may not only request the issuer of the financial product to bear the liability for compensation, but also request the distributor of the financial product to bear the liability for compensation jointly and severally. In particular, we may face arbitration claims and lawsuits brought by our clients who have bought wealth management products based on our recommendations which turned out to be unsuitable. We may also encounter complaints alleging misrepresentation on the part of our employees and financial advisor team or that we have failed to carry out a duty owed to them, or claims arising from misconduct of our insurance agents, employees and financial advisors such as selling financial products that are not authorized by the Company. This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when clients or investors are experiencing losses. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us, including harm to our reputation. Our contract with our third-party wealth management product providers do not provide for indemnification of our costs, damages or expenses resulting from such lawsuits. As such, even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine or penalty could materially and adversely affect our operating results or cash flows for a particular future period, depending on our results for that period.

Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which primarily depend on earning and maintaining the trust and confidence of current or potential clients, are critical to our business. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, as well as costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third-parties, employee, sales agent or financial advisor team misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of our wealth management and product recommendations and services may not be the same as or better than that of insurance companies, or other insurance brokers, wealth management advisory firms or wealth management product distributors can also damage our reputation. Moreover, any negative media publicity about the financial service industry and insurance industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

Competition in our industry is intense and, if we are unable to compete effectively with both existing and new market participants, we may lose customers, and our financial results may be negatively affected.

Competition in the industries we operate are intense, and our ability to compete effectively against both established and new market participants is crucial. In the insurance intermediary industry in China, competition is fierce and fragmented. We anticipate competition to persist and intensify, particularly with the entry of internet giants, online insurance intermediaries, and foreign-invested firms. We compete with insurance companies utilizing in-house sales teams, exclusive agents, telemarketing, and internet channels. Additionally, ancillary distributors such as commercial banks, postal offices, and automobile dealerships pose competition. In our claims adjusting business, we primarily compete with other independent firms based on product offerings, customer service, and reputation.

The wealth management market in China is at an early stage of development and is currently highly fragmented and competitive, and we expect competition to persist and intensify. In distributing wealth management products, we face direct competition primarily from (i) commercial banks and their wealth management subsidiaries, (ii) non-bank traditional financial institutions, such as securities firms, fund managers and insurance companies with internal sales capabilities, (iii) online-based service providers, and (iv) third-party professional wealth management services providers that are not associated with financial institutions. The market’s early stage of development further intensifies competition, with potential risks in identifying and developing new product opportunities in a timely and cost-effective manner.

Further, our competitors may have greater financial and marketing resources than we do. For example, the commercial banks we compete with tend to enjoy significant competitive advantages due to their nationwide distribution network, established brand and credit, and much larger client base and settlement capabilities. Moreover, many of the wealth management product providers we work with, such as fund managers or securities firms, are also engaged in, or may in the future engage in, the distribution of wealth management products and they may benefit from their vertical integration of manufacturing and distribution. Additionally, emerging fund management companies in the asset management sector present additional competitive pressures.

Failure to effectively compete against these rivals may result in loss of market share, customer attrition, and adverse impacts on our financial results and overall business operations.

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

Wealth management industry is affected by both the demand side and the supply side. On the demand side, with people’s growing awareness of wealth management, the development of publicly raised funds industry and the steady advancement of common prosperity, more people have been purchasing the wealth management products and/or services. On the supply side, due to the huge potential of the wealth management market, many independent wealth managers and various financial institutions, such as banks, brokerage firms, public and private funds and third-party wealth management institutions, are entering into the market and competing intensely with each other. Facing this fierce competition, our strategy is to build a strong platform empowering our insurance and financial advisor team to provide full life-cycle asset allocation services to our clients to cater to their needs. To achieve this goal, we will strive to enhance our financial advisor and insurance advisor team’s professional skills and efficiency and productivity. In order to succeed the intense competition and keep up with the evolving market trend, we anticipate that we will need to continuously implement a variety of initiatives to drive the continuing growth of our business. All of these endeavors involve risks and will require substantial management efforts, attention and skills, and additional expenditure. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

We may be unsuccessful in identifying suitable acquisition candidates, completing acquisitions, integrating acquired companies or the acquired companies may not perform to our expectations, which could adversely affect our growth.

Our growth strategy includes selective acquisition. We expect a substantial portion of our future growth to come from acquisitions of high-quality assets that are complementary to our existing business or can accelerate our intelligence development and further broaden our service offerings on a global scale. There is no assurance that we can successfully identify suitable acquisition candidates. Even if we identify suitable candidates, we may not be able to complete an acquisition on terms that are commercially acceptable to us. In addition, we compete with other entities to acquire high-quality entities. Many of our competitors may have substantially greater financial resources than we do and may be able to outbid us for these acquisition targets. If we are unable to complete acquisitions, our growth strategy may be impeded and our earnings or revenue growth may be negatively affected.

Even if we succeed in acquiring other high-quality assets, our ability to integrate an acquired entity and its operations is subject to a number of factors. These factors include difficulties in the integration of acquired operations and retention of personnel, especially the sales agents who are not employees of the acquired company, entry into unfamiliar markets, unanticipated problems or legal liabilities, and tax and accounting issues. The need to address these factors may divert management’s attention from other aspects of our business and materially and adversely affect our business prospects. In addition, costs associated with integrating newly acquired companies could negatively affect our operating margins.

Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the insurance products in which a company specializes, the loss of key clients after the acquisition closes, general economic factors that impact a company in a direct way and the cultural incompatibility of an acquired company’s management team with us. If an acquired company cannot be operated at the same profitability level as our existing operations, the acquisition would have a negative impact on our operating margin. Our inability to successfully integrate an acquired entity or its failure to perform to our expectations may materially and adversely affect our business, prospects, results of operations and financial condition.

Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability of our information technology systems to process a large amount of information of insurance and wealth management products, clients and transactions in a timely manner. The proper functioning of our transaction system, OA system, finance system, investment advisor platform, operation database, client service and other data processing systems, together with the communication systems between our various branch offices and our headquarters in Guangzhou, is critical to our business and our ability to compete effectively. In particular, we rely on the online transaction and service platforms, including Puyi Fund (普益基金) through which we provide our clients with up-to-date wealth management product-related information online and a full-scope of online transaction processing services and our clients can execute transactions and monitor their investments portfolio, and FA App (formerly known as “Lan Zhanggui” 懒掌柜), an all-in-one insurance sales and service platform that we develop for our sales agents, which allows them to manage their book of insurance business on their fingertips, covering all aspects of the business process from insurance product purchase, team management, agent recruitment, customer engagement, customer service to e-learning. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these information technology or communication systems, which could be caused by, among others, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability.

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

Our nominee shareholders have substantial influence over our group and their interests may not be aligned with the interests of our other shareholders.

As of June 30, 2024, our executive officers and directors beneficially owned approximately 27.1% of our outstanding shares and as a result, have substantial influence over our business operations, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets and other significant corporate actions. They may take actions that are not in our best interests or the best interests of our other shareholders. This concentration of ownership may have an adverse impact on a change in control of our group, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our group and might reduce the price of our ADSs. These actions may be taken even if they are opposed by certain of our other shareholders. In such events, our business, financial condition and results of operations may be materially and adversely affected.

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

Our revenues and operating results have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this annual report:

●	the level of success we experience in each of the businesses segments we operate and the resulting change in business mix;

●	any significant changes to our business relationship with our important product providers;

●	changes in the commission and fee rates set by our insurance company partners and third-party product providers;

●	significant increases in commission rates paid to our sales agents and seed clients;

●	the quality and productivity of our sales agents and financial advisors;

●	seasonal variations caused by business mix, insurance companies’ business practices and consumer demand;

●	a decline or slowdown of the growth in the value of wealth management products, which may reduce the value of products we distribute for wealth management product providers and the products provided by us and, in turn, our revenues and cash flows;

●	negative public perception and reputation of the insurance and wealth management services industry;

and

●	changes in laws or regulatory policies that could impact our ability to provide products and services to our customers.

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

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ Global Market corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ Global Market corporate governance requirements. For example, as a foreign private issuer, we are not required to: (i) hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end; (ii) have a majority of the board be independent; (iii) have a compensation committee or a nominating/corporate governance committee consisting entirely of independent directors; or (iv) have regularly scheduled executive sessions with only independent directors each year.

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

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NASDAQ Global Select Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ended June 30, 2020, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing, as required by Section 404 of the Sarbanes-Oxley Act. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal controls over financial reporting for each fiscal year.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of June 30, 2024 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that our internal control over financial reporting was effective as of June 30, 2024. If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002, which could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, if we are not able to conclude that we have effective internal control over financial reporting, investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our ADSs. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

In 2024, we identified an uncorrected error related to recording funds we held temporarily for the investors as our asset, yet we did not have control over. In addition, we identified two other uncorrected classification errors of (i) commission expense that was reported previously under selling expense but should have been under cost of sales, and (ii) excess input value-added tax credit that was reported previously as a current liability but should have been reported as a current asset. These uncorrected misstatements were not prevented or detected as a result of operating effectiveness deficiencies of certain internal controls during prior periods. We assessed the materiality of each of these errors individually and in the aggregate with others to prior periods’ financial statements and concluded that the errors were immaterial to our previously issued financial statements. Consequently, a restatement of previously filed financial statements is not required. During the fiscal year ended June 30, 2024, our management has designed and implemented corrective actions to remediate the control deficiencies primarily through enhancing the detailed description of the review steps as well as the inputs needed in the relevant controls. As of June 30, 2024, our management concluded that our internal controls over financial reporting were effective. However, if we fail to maintain effective internal controls over financial reporting in the future, our management may conclude that our internal controls over financial reporting are not effective and we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of the ADSs could decline and we could be subject to sanctions or investigations by the NASDAQ Global Market, SEC or other regulatory authorities.

Moreover, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, regardless of how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

There can be no assurance that the proposed transaction with GEM Global Yield LLC SCS will be consummated. Potential uncertainty involving the proposed transactions may adversely affect our business and the market price of our ordinary shares and warrants.

 On April 16, 2024, we entered into a share purchase agreement with GEM Global Yield LLC SCS (“GEM”), pursuant to which GEM commits to offer an equity line of credit of up to US$1.0 billion at the option of the Company. See “Item 4 - Information on the Company - B. Business Overview - Major Transactions.” No drawdown has been made with regards to the proposed transaction with GEM. There can be no assurance that the proposed transaction with GEM will consummated as anticipated. These uncertainties may increase the volatility of the market price of our ordinary shares and have a material adverse effect on the market price of our ordinary shares.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

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

To comply with PRC laws and regulations and utilize our ability in providing fund management services, we conduct our wealth management through HPH’s Original VIEs, Puyi Bohui, and its subsidiaries. Through our PRC subsidiaries, Puyi Consulting, we entered into a series of contractual arrangements with Puyi Bohui and its shareholders, which (i) enable us to direct the activities of Puyi Bohui, (ii) enable us to receive substantially all of the economic benefits of Puyi Bohui, and (iii) provide us with an exclusive option to purchase all or part of the equity interests and assets in Puyi Bohui when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are the primary beneficiary of Puyi Bohui and, as such, consolidate its and its subsidiaries’ financial results into our consolidated financial statements under U.S. GAAP. Puyi Bohui and its subsidiaries hold the licenses, approvals and key assets that are essential for our operations.

Similarly, due to restrictions and conditions imposed by PRC laws and regulations on foreign ownership and investment in certain internet-based businesses, AIX, our majority-owned subsidiary, operates these business through its consolidated VIEs, namely Xinbao Investment, and Fanhua RONS Technologies, and their subsidiaries, and rely on contractual arrangements among its PRC subsidiaries, its consolidated VIEs and their respective shareholders to control the business operations of its consolidated VIEs and their subsidiaries.

The contractual arrangements among AIX’s WFOEs namely Fanhua Group Company and Fanlian Investment, its VIEs and their shareholders enable AIX to: (i) exercise effective control over Xinbao Investment and Fanhua RONS Technologies and their subsidiaries; (ii) have an exclusive option to purchase part or all of the equity interests in Xinbao Investment and Fanhua RONS Technologies when and to the extent permitted by PRC law; and (iii) receive all of the economic benefits from the consolidated VIEs in consideration for the services provided by our subsidiaries in China. The Contractual Arrangements allow us, through our equity interests in AIX, to be the primary beneficiary of the VIEs and to consolidate the VIE’s results of operations into AIX and our financial statements.

In the opinion of our PRC legal counsel, ETR Law Firm, and AIX’s legal counsel, Hai Run Law Firm (unless otherwise specified, Hai Run Law Firm solely represent AIX as its legal counsel, and do not represent that the other members of HPH ) based on their understanding of the relevant PRC laws and regulations, (i) the ownership structures relating to HPH’s consolidated VIEs and WFOEs and AIX’s consolidated VIEs and WFOEs do not violate applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements with the consolidated VIEs and the individual shareholders are legitimate, valid, binding and enforceable in accordance with their respective terms and applicable PRC laws. However, our PRC legal counsel and AIX’s PRC legal counsel have also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC legal counsel and AIX’s PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the consolidated VIEs are found to be in violation of any PRC laws or regulations, if the contractual arrangements that establish the structure for operating our and the consolidated VIEs’ business in the PRC are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, or if we or the consolidated VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business license and/or operating license that such entities currently have or are to obtain in the future;

●	discontinuing or placing restrictions or onerous conditions on our operations;

●	imposing fines, confiscating the income from us or the consolidated VIEs, or imposing other requirements with which we or the consolidated VIEs may not be able to comply;

●	requiring us to restructure our structure or operations, including by terminating the contractual arrangements with the consolidated VIEs and deregistering the equity pledges of the consolidated VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs; or

●	restricting or prohibiting our use of the proceeds from overseas offerings to finance our business and operations in China.

Currently, according to the effective contractual arrangements with the consolidated VIEs, we conduct a portion of our business activities through the consolidated VIEs in China. Investors in our ordinary shares or the ADSs thus are not purchasing, and may never directly hold, any equity interest in the consolidated VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the consolidated VIEs’ operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Puyi Consulting, Xinbao Investment and Fanhua RONS Technologies and, consequently, adversely affect our financial condition and results of operations. If the PRC government deems that our contractual arrangements with the consolidated VIEs do not comply with the relevant PRC regulations, or if these regulations or the interpretations of existing regulations are to change or are interpreted differently in the future, we and the consolidated VIEs could be subject to severe penalties or be forced to relinquish our interests in those operations.

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

We rely on contractual arrangements with the consolidated VIEs and their respective individual nominee shareholder for a portion of our operations in China, which may not be as effective as ownership in directing operational activities of the consolidated VIEs.

Due to PRC restrictions on foreign ownership of fund management businesses in China, we operate our business in China through HPH’s Original VIE and its subsidiaries, in which we have 0.96% equity interests through our Original WFOE. AIX also operates part of its internet-based insurance distribution business through contractual arrangements between its consolidated VIEs and its subsidiaries due to certain restrictions and conditions imposed by PRC laws and regulations on foreign ownership in certain internet-based businesses. AIX owned 49% equity interests in Xinbao Investment and its subsidiaries, its consolidated VIEs, through one of its WFOEs. We rely on contractual arrangements with the consolidated VIEs, Puyi Bohui, Xinbao Investment, and Fanhua RONS Technologies, and their nominee shareholders, including the Power of Attorney with such shareholders, for a portion of our business operations in China. These contractual arrangements allow us to obtain economic benefits from the VIEs. In particular, our ability to direct the activities of the VIEs depends on the Power of Attorney, pursuant to which our PRC subsidiaries, Puyi Consulting, Fanhua Group Company and Fanlian Investment can vote on all matters requiring shareholder approval of the consolidated VIEs. We believe these Power of Attorney is legally enforceable but may not be as effective as equity ownership.

Although we have been advised by our PRC legal counsel and AIX’s PRC legal counsel that the contracts among Puyi Consulting, Fanhua Group Company and Fanlian Investment, the consolidated VIEs and their respective shareholders are valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective as ownership in providing us with power to direct operational activities of the consolidated VIEs and its subsidiaries. Under the current contractual arrangements, as a legal matter, if the consolidated VIEs or its principal shareholder fails to perform its respective obligations under these contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce our rights under such arrangements. All of these contracts are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. The legal environment in the PRC may bear significant difference from those of other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements in the future, which may make it difficult to direct the operational activities of the consolidated VIEs, and we may lose control over the assets owned by the consolidated VIEs. As a result, we may be unable to consolidate the financial results of such entities in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.” The arbitration provisions under these contractual arrangements have no effect on the rights of our shareholders and do not prevent them from pursuing claims against us under U.S. federal securities laws.

The contractual arrangements we have entered into with the consolidated VIEs and their respective shareholder, and any other arrangements and transactions among related parties that we currently have or will have in future, may be subject to scrutiny by the PRC tax authorities, which may determine that we owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We are not able to determine whether the contractual arrangements that we have entered into among Puyi Consulting, Fanhua Group Company and Fanlian Investment, the consolidated VIEs and their respective shareholder, or any other arrangements and transactions among related parties that we currently have or will have in future will be regarded by the PRC tax authorities as arm’s length transactions. We could face material and adverse tax consequences if the PRC tax authorities determine that our current contractual arrangements or any other arrangements and transactions among related parties are not entered into on an arm’s-length basis, and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require us to adjust our taxable income upward for PRC tax purposes, which could increase the consolidated VIEs’ tax expenses, subject us to late payment fees and other penalties for under-payment of taxes, and result in the loss of any preferential tax treatment we may have. As a result, our consolidated net income may be adversely affected.

The shareholders of the consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The nominee shareholder of Puyi Bohui is Mr. Yu Haifeng, that of Xinbao Investment is Mr. Jiang Shuangpin and that of Fanhua RONS Technologies is Mr. Ge Peng, all of whom are PRC national. They may have conflicts of interest with us. Conflicts of interest between Mr. Yu and us may arise from his dual roles as both shareholder of our company and shareholder of HPH’s Original VIE while the conflict of inerest between Mr. Jiang and Mr. Ge and us may arise from their roles as officers of AIX. We do not have existing arrangements to address potential conflicts of interest between these individuals and our group or AIX and cannot assure you that when conflicts arise, these individuals will act in the best interest of our group or AIX or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these individuals, we may have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding. If any of the foregoing were to occur, our business, financial condition and results of operations may be materially and adversely affected.

We may lose the ability to use and enjoy assets held by the consolidated VIEs that are material to the operation of certain portion of our business if the consolidated VIEs go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the consolidated VIEs, the consolidated VIEs and their subsidiaries hold certain assets that are material to the operation of our business, including intellectual property and premise and licenses. If the consolidated VIEs or any of their subsidiaries goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the consolidated VIEs may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If the consolidated VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If we were deemed to be an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business and the price of our ordinary shares.

An entity will generally be deemed an “investment company” for purposes of the Investment Company Act of 1940, as amended (the “1940 Act”) if: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (b) absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We believe that we are engaged in the business of providing wealth management services and asset management services and not in the business of investing, reinvesting or trading in securities. We do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we believe that we are not an investment company under Section 3(b)(1) of the Investment Company Act because, among other things, it is primarily engaged in a non-investment company business. If one or more of our operating entities ceased to be deemed as a wholly-owned subsidiary of ours, our interests in those subsidiaries could be deemed an “investment security” for purposes of the 1940 Act.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. The 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements, among other things. We intend to conduct our operations so that HPH will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact business with affiliates, could make it impractical for us to continue our business as currently conducted and would have a material adverse effect on our business, financial condition, results of operations and the price of our ordinary shares. In addition, we may be required to limit the amount of investments that we make as a principal or otherwise conduct our business in a manner that does not subject us to the registration and other requirements on the 1940 Act.

Risks Related to Doing Business in China

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings, capital raising activities and acquisitions or other trading arrangements of domestic enterprises conducted by China-based issuers, we must file with the CSRC within three business days after the issuance, and also may be required to go through cybersecurity review under the new laws and the draft laws and regulations of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other regulatory procedures.

On August 8, 2006, MOFCOM, joined by the CSRC, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the State Administration for Industry and Commerce, and SAFE, jointly promulgated regulations entitled the Provisions Regarding Mergers and Acquisitions of Domestic Entities by Foreign Investors (the “M&A Rules”), which took effect as of September 8, 2006, and as amended on June 22, 2009. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China domestic companies and controlled by mainland China companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval is obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

The new rules for the filing-based administration of overseas securities offerings and listings by Chinese domestic companies released on February 17, 2023, or New Filing Rules, establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the New Filing Rules, (i) an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC; and (ii) the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering, issuance of convertible bonds, offshore relisting after go-private transactions and other equivalent offing activities. In addition, after a domestic company has offered and listed securities in an overseas market, it is required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. According to the New Filing Rules, the Company shall be deemed to be a domestic enterprise indirectly listed overseas. However, from March 31, 2023, enterprises that have been listed overseas shall constitute existing enterprises and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct future offshore offerings or capital raising activities or are involved in other circumstances that require filing with the CSRC.

On February 24, 2023, the CSRC, together with other relevant government authorities, issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which became effective on March 31, 2023. According to the Archives Rules, domestic mainland China companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, the Archives Rules also provides that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. For more details of the New Filing Rules, please refer to “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Overseas Listing.”

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, are required for our offshore offerings or capital raising activities, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. In addition, there are uncertainties with regard to whether any report filed with the CSRC after the occurrence of certain material corporate events will be subject to any further action from the CSRC. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore, offerings, capital raising activities or certain material corporate events, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings, capital raising activities or certain material corporate events. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings or capital raising activities before settlement and delivery and further actions of the shares offered or take any actions regarding our material corporate events. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement, delivery and further actions may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings or capital raising activities, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

We conduct our business primarily through our PRC subsidiaries in which we hold equity interest and the consolidated VIEs and its subsidiaries of which we could direct operation activities in China through the contractual arrangements. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries, Puyi Consulting, Fanhua Group Company and Fanlian Investment, are foreign-owned enterprises and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-owned enterprises. The PRC legal system is a civil law system based on written statutes. Unlike common law system, prior court decisions may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our businesses in China.

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

PRC government imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Under our current corporate structure, the primary source of our income at the holding company level is dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign-currency-denominated obligations. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency needs, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi, and most of our cash is in RMB. Under our corporate structure, HPH, a Cayman Islands holding company, primarily relies on dividend payments from our PRC subsidiaries, Puyi Consulting, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. As such, Puyi Consulting is able to pay dividends in foreign currencies to us without prior approval from the SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries or the VIEs to transfer cash. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies from the PRC subsidiaries to the offshore subsidiaries, across borders, and to our shareholders, including holders of our ADSs. These foreign exchange restrictions and limitations could prevent the cash maintained from leaving the PRC, and limit our ability to utilize our revenue effectively and affect our operations and the value of your investment.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and filing requirements for overseas securities offering by offshore special purpose companies established by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

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

We have requested our beneficial owners who to our best knowledge are PRC residents to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. We attempt to comply, and attempt to ensure that our beneficial owners who are subject to these rules comply with the relevant requirements. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our group, and we have no control over any of our beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC residents beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our group, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that our PRC subsidiaries currently have in place with the consolidated VIEs in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offshore cash we may have to make loans to our PRC subsidiaries and the consolidated VIEs or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and the consolidated VIEs through contractual arrangements. We may make loans to our PRC subsidiaries and the VIEs, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries, which is treated as a foreign invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE. We may also decide to finance our PRC subsidiaries by means of capital contributions, which must be approved by MOFCOM or its local counterpart. We can use our capital funds to make domestic equity investments when the following conditions are met: (i) we shall not violate the current special management measures for the access of foreign investment (the Negative List); and (ii) domestic investment projects are true and compliant with the PRC laws and regulations. To be compliant, our capital funds shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise permitted by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) payment for the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). The funds raised under the VIE structure can only be used in the business activities of domestic operating entities after the settlement of foreign exchange is made under the above conditions. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to directly make such loans to the consolidated VIEs, a PRC domestic company. Meanwhile, we are not likely to finance the activities of the consolidated VIEs by means of capital contributions because that would result in the consolidated VIEs being converted into a foreign invested company, while foreign invested companies engaged in fund management industry are subject to more stringent requirements than PRC domestic enterprises. In addition, any transfer of funds by HPH to our PRC subsidiaries, either as a shareholder loan or as an increase in the registered capital, is subject to a series of procedural requirements with SAFE or its local counterpart.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or the consolidated VIEs or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use any offshore cash we may have, including the proceeds we receive from any future offshore offering of equity or debts securities, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would likely have a material adverse effect on our financial condition and results of operations.

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

We might be subject to penalties if our PRC subsidiaries and the consolidated VIEs and their subsidiaries fail to make adequate contributions to social security and housing provident fund by pursuant to the relevant PRC laws and regulations.

Pursuant to the Social Insurance Law of the PRC promulgated in 2010 as amended in 2018 and the Regulations on Management of Housing Provident Funds promulgated in 1999 as amended in 2019, an enterprise is required, within a prescribed time limit, to register with the relevant social security authority and housing provident fund management center, and to open the relevant accounts and make timely contributions for their employees; failure to do so may subject the enterprise to order for rectification, and certain fines if the enterprise fails to rectify in time. Should the relevant authorities determine that they have underpaid, such PRC entities may be required to pay outstanding contributions and penalties to the extent they did not make full contributions to the social security and housing provident funds.

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

If the Administrative Measures for the Compliance Audit on Personal Information Protection takes effect in the coming years, we may be obliged to carry out compliance audit (or have compliance audit carried out) on personal information protection every year.

According to the Administrative Measures for the Compliance Audit on Personal Information Protection (Draft for Comments) (hereinafter referred to as the “Administrative Measures”), any personal information processor who has processed personal information of over one million persons will be subject to the annual compliance audit on personal information protection. Since inception, we have had over 18.1 million individual customers who have purchased insurance products and wealth management products through us. There is uncertainty on the timeline for the implementation of the Administrative Measures and the interpretation of the Administrative Measures lacks clarify. Once the Administrative Measures takes effect, we may be obliged to carry out compliance audit (or have compliance audit carried out) on personal information protection every year, otherwise we may be penalized by the competent regulatory authority by law.

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

If the PCAOB is unable to adequately inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections of our auditors deprives our investors of the benefits of such inspections, which could cause investors and potential investors in the ADSs to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report (the “PCAOB release”) to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB was unable to inspect or investigate completely, and our current auditor, Deloitte, was on such lists. On February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing, Pre-Eminence in Technology, and Economic Strength (COMPETES) Act of 2022 (the “America COMPETES Act”). If the America COMPETES Act is enacted into law, it would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in Mainland China and Hong Kong (the “SOP”). The signing of the SOP could prevent the delisting of Commission-Identified Issuers pursuant to the HFCA Act. However, according to the SEC, such relief would depend on the implementation of the SOP. If the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in China, then China-based companies will be delisted pursuant to the HFCA Act despite the SOP. Therefore, there is no assurance that the SOP could give relief to the registrants against the delisting risk from the application of the HFCA Act.

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

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$1.96 to US$10.06 in the fiscal year ended June 30, 2024. In addition, securities markets may from time-to-time experience significant price and volume fluctuations that may or may not relate to our operating performance, which may have a material and adverse effect on the market price of our ADSs. In particular, volatility in the PRC stock markets in the last few years has resulted in some volatility in the trading prices of most PRC-based companies in the United States. The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report, we had 372,547,538 ordinary shares outstanding, including 42,528,804 ordinary shares represented by ADSs. All of our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our PRC subsidiaries and the consolidated VIEs. All of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

In August 2018, Puyi Enterprises Management Consulting Co., Ltd. (普益企业管理咨询有限公司) was incorporated by Puyi HK as a wholly-owned subsidiary in Chengdu, Sichuan, PRC, which we refer to as Puyi Consulting or our wholly foreign owned enterprise (“Original WFOE”) in this annual report. In December 2018, our Original WFOE acquired 100% equity interest of Shenzhen Baoying Factoring Co., Ltd. (深圳宝盈商业保理有限公司, or “Shenzhen Baoying”) from Guangdong Puyi Asset Management Co., Ltd (广东普益资产管理有限公司, or “Puyi Asset Management”) (previously known as Guangdong Fanhua Puyi Asset Management Co., Ltd.) and a third-party, and Shenzhen Baoying was deregistered in July 2020. In May 2020, Puyi Dake Information Technology Co., Ltd. (普益达科信息技术有限公司, or “Puyi Dake”) was established as a wholly-owned subsidiary of our Original WFOE. In May 2023, Puyi Family Office (Guangdong Hengqin Guangdong-Macao Deep Cooperation Zone) Consulting Co., Ltd. (普益家办（广东横琴粤澳深度合作区）咨询有限公司) was established as a wholly-owned subsidiary of our Original WFOE, which was later terminated and substituted by Puyi Family Office (Chengdu) Enterprises Management Consulting Co., Ltd. Puyi (普益家办（成都）企业管理咨询有限公司, or “Puyi Family Office”), which then was sold to Fanhua Puyi Family Office (Beijing) Co., Ltd in December 2023. In October 2023, Chengdu Yihuitong Information Technology Co., Ltd. was established as a wholly-owned subsidiary of our Original WFOE, As of the date of this annual report, our Original WFOE still has two 100% owned subsidiaries.

In 2018, we transferred a number of entities with related businesses under the control of Mr. Yu Haifeng to become subsidiaries of Chengdu Puyi Bohui Information Technology Co., Ltd. (成都普益博汇信息技术有限公司, or “Puyi Bohui”), our variable interest entity (“VIE”). Puyi Bohui is primarily engaged in providing information technology services to the financial services industry in China. The entities transferred to Puyi Bohui included (i) Fanhua Puyi, which is primarily engaged in the wealth management services business. 15.4% of Fanhua Puyi’s shares were transferred to Beijing Fanlian Investment Co., Ltd. in December 2023; (ii) Puyi Asset Management, which primarily operates our FoF business. Puyi Asset Management had one subsidiary, Shenzhen Qianhai Zhonghui Huiguan Investment Management Co., Ltd. (深圳前海中惠惠冠投资管理有限公司, or “Zhonghui”), in which Puyi Asset Management holds 51% equity interest (acquired in July 2018), and which primarily handles the management of our non-performing loan portfolio. Zhonghui was sold to a third-party in December 2020, and had been divested from our consolidated financial statement since then; (iii) Shenzhen Puyi Zhongxiang Information Technology Co., Ltd. (深圳普益众享信息科技有限公司, or “Shenzhen Zhongxiang”), which historically distributed exchange administered products. Shenzhen Zhongxiang was sold to a third-party in March 2023, and had been divested from our consolidated financial statement since then; and (iv) Chongqing Fengyi Management Consulting Co., Ltd. (重庆锋毅企业管理咨询有限公司, or “Chongqing Fengyi”), which historically operated our corporate finance service business and now provides client service.

On March 29, 2019, our ADSs commenced trading on the NASDAQ Global Market under the symbol “PUYI.” We raised approximately US$22.4 million in net proceeds from the initial public offerings after deducting underwriting commissions and the offering expenses payable by us. In connection with the name change on March 13, 2024, our ticker symbol was simultaneously changed to “HPH.”

Due to the PRC legal restrictions on foreign investment in wealth and asset management businesses when our group was established, which restrictions were removed from the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Edition), we operate a significant part of our wealth management business through contractual arrangements between HPH’s Original VIEs and Original WFOE. AIX also operates part of its internet-based insurance distribution business through contractual arrangements between its consolidated VIEs and its subsidiaries due to certain restrictions and conditions imposed by PRC laws and regulations on foreign ownership in certain internet-based businesses As a result of the contractual arrangements entered into among our subsidiaries, the VIEs and their nominee shareholders, we treat the VIEs as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of the VIEs into our consolidated financial statements in accordance with U.S. GAAP. For similar reasons, AIX has consolidated the financial results of its VIEs into its consolidated financial statements in accordance with U.S. GAAP.

In December 2023, we successfully completed a share exchange transaction with certain shareholders of AIX, pursuant to which we acquired a controlling 50.10% equity interest in AIX and we subsequently further increased our shareholdings in AIX to 51.65% as of June 30, 2024. AIX, a listed company on Nasdaq, and its subsidiaries became our controlled subsidiaries since then. As a result, we have consolidated the financial results of AIX into our consolidated financial statements in accordance with U.S. GAAP. On March 13, 2024, our shareholders approved the change of our company name from Puyi Inc. to Highest Performances Holdings Inc.

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

B. Business Overview

Founded in 2010 and formerly known as Puyi Inc., we have evolved with a vision to become a leading provider of intelligent technology-driven family and enterprise services. Our mission is to enhance the quality of life for families worldwide by leveraging two primary driving forces: technological intelligence and capital investments. We are dedicated to investing in high-quality enterprises with global potential, focusing on areas such as asset allocation, education and study tours, healthcare and elderly care, and family governance.

We currently hold controlling interests in two leading financial service providers in China. The first is AIX Inc., a technology-driven independent financial service platform traded on the Nasdaq. The second is Fanhua Puyi Fund Distribution Co., Ltd., an independent wealth management service provider.

Our company has historically been recognized as a leading third-party wealth management services provider in China with a focus on the affluent and emerging middle class population. Our strategic acquisition of controlling interests in AIX in December 2023 has positioned us to further broaden our service offerings and strengthen our market footprint. AIX, our newly acquired subsidiary, stands as a leading independent financial services provider in China, renowned for its robust technology capabilities and commitment to empowering financial advisors.

To fulfill our clients’ diversified needs, we provide a series of comprehensive financial asset allocation services including insurance brokerage services, claims adjusting services, wealth management services, trust consulting services and ancillary services. Following the acquisition of AIX, insurance agency services business becomes our largest business segment, under which AIX offers a wide range of life and non-life insurance products through both its online platform and an extensive network of over 73,559 insurance agents nationwide. AIX also offers claims adjusting services through its in-house team of claims adjustors across the nation. Prior to the acquisition, wealth management services business used to be our largest business segment, under which our clients can purchase wealth management products both online and offline through our branch network. Our wealth management products mainly include publicly raised fund products and privately raised securities investment fund products. We have also established cooperation with and will continue to search for appropriate cooperation with education service providers, tax firms, law firms, healthcare service providers and other professional firms to diversify our service offerings to our clients.

Currently, the financial asset allocation strategy for our clients encompasses a range of products, including insurance products, publicly raised fund products and privately raised fund products.

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

Our Services

We are an intelligent-driven family and enterprise services provider focusing on financial asset allocation services, which enables us to offer a suite of products or services to meet the investment and wealth inheritance objectives of our clients. We primarily provide insurance agency services, claims adjusting services, and wealth management services, and through cooperation with our business partners we also provide trust consulting services and ancillary services.

Insurance Agency Services

Following the acquisition of AIX in December 2023, insurance agency business of AIX has become our largest business segment, accounting for 75.9% of our net revenues for the fiscal year ended June 30, 2024. Revenue from this segment is derived from two broad categories of insurance agency services: (i) life insurance business, and (ii) non-life insurance businesss, both primarily focused on meeting the insurance needs of individuals.

For life insurance and non-life insurance agency services offered to individual clients, our sales agents use the application or WeChat public account of “LA App” to process the transactions online and for non-life insurance products, and our individual clients can also purchase the products directly online through Baowang (“保网”) (www.baoxian.com), an online insurance distribution platform operated through its WeChat public account. We receive commissions fees from insurance companies for the distribution of insurance products based on a certain percentage of the premiums paid by the individual policy holders. We also received volume-based performance bonus on a semi-annual or annual basis when we achieve the agreed target of aggregated sales volume of insurance policies facilitated by us.

Life Insurance Business

Revenues derived from our life insurance business accounted for 69.8% of the total net revenues for the fiscal year ended June 30, 2024. The life insurance products we distribute can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below:

●	Individual Whole Life Insurance. The individual whole life insurance products we distribute provide insurance coverage for the insured person’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years, or until the insured reaches a certain age. The face amount plus accumulated interest is paid upon the death of the insured.

●	Individual Health Insurance. The individual health insurance products we distribute primarily consist of critical illness insurance products, which provide guaranteed benefits when the insured is diagnosed with specified serious illnesses, and medical insurance products, which provide conditional reimbursement for medical expenses during the coverage period. In return, the insured makes periodic payments of premiums over a pre-determined period.

●	Individual Annuity. The individual annuity products we distribute generally provide annual benefit payments after the insured attains a certain age, or for a fixed time period, and provide a lump sum payment at the end of the coverage period. In addition, the beneficiary designated in the annuity contract will receive guaranteed benefits upon the death of the insured during the coverage period. In return, the purchaser of the annuity products makes periodic payments of premiums during a pre-determined accumulation period.

●	Individual Term Life Insurance. The individual term life insurance products we distribute provide insurance coverage for the insured for a specified time period or until the attainment of a certain age, in return for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years. Term life insurance policies generally expire without value if the insured survives the coverage period.

●	Individual Endowment Life Insurance. The individual endowment products we distribute generally provide insurance coverage for the insured for a specified time period and maturity benefits if the insured reaches a specified age. The individual endowment products we distribute also provide to a beneficiary designated by the insured guaranteed benefits upon the death of the insured within the coverage period. In return, the insured makes periodic payments of premiums over a pre-determined period, generally ranging from five to 25 years.

●	Participating Insurance. The participating insurance products we distribute not only provide insurance coverage but also pay dividends generated from the profits of the insurance company providing the policy. The dividends are typically paid on an annual basis over the life of the policy. In return, the insured makes periodic payments of premiums over a pre-determined period, generally ranging from five to 25 years.

Non-Life Insurance Business

Revenues for our non-life insurance business accounted for 6.1% of the total net revenues for the fiscal year ended June 30, 2024, representing primarily commissions and fees derived from the distribution of internet-based insurance products we distributed through Baowang (www.baoxian.com) and services fees derived from our brokerage services.

Our main non-life insurance product in terms of net revenues contribution for the fiscal year ended June 30, 2024 is individual accident insurance and indemnity medical insurance sold through Baowang. We also offer lifestyle insurance such as travel insurance, homeowner insurance, and other innovative products on Baowang. We also offer certain long-term life insurance products specifically designed for internet distribution channels through Baowang, but.net revenues generated from such long-term insurance products were included in the net revenues of our life insurance agency segment. The major insurance products we offer or facilitate to individual customers through Baowang can be further classified into the following categories:

●	Individual Accident Insurance. The individual accident insurance products we distribute generally provide a guaranteed benefit during the coverage period, which is usually one year or a shorter period, in the event of death or disability of the insured as a result of an accident, or a reimbursement of medical expenses to the insured in connection with an accident. These products typically require only a single premium payment for each coverage period. Because most of the individual accident insurance products we distribute are underwritten by property and casualty insurance companies, we classify individual accident insurance products as property and casualty insurance insurance products which are included in the category of non-life insurance products.

●	Travel Insurance. The travel insurance products we distribute are short-term insurance providing guaranteed benefit in the event of death or disability and covering travel-related emergencies and losses, either within one’s own country, or internationally. These products typically require only a single premium payment for each coverage period.

●	Homeowner Insurance. The homeowner insurance products we distribute primarily cover damages to the insured house, along with furniture and household electrical appliance in the house caused by a number of incidents such as fire, flood and explosion.

●	Indemnity medical insurance. The indemnity medical insurance products we facilitate typically have a one-year term and provide conditional reimbursement for medical and surgical expenses during the coverage period. These products typically require only a single premium payment for each coverage period. Because most of these medical insurance products we distribute are underwritten by property and casualty insurance companies, we classify indemnity medical products as we classify individual accident insurance products as property and casualty insurance insurance products which are included in the category of non-life insurance products.

We also market and sell commercial lines of property insurance products, group life insurance products, and liability insurance products to corporate clients, through one of AIX’s brokerage firms. It also offers risk management services to enterprises in various industries and reinsurance brokerage services to insurance companies. The insurance products that our insurance brokerage firm provides can be broadly classified into the categories set forth below.

●	Commercial Property Insurance. The commercial property insurance products we distribute include basic, comprehensive and all risk policies. Basic commercial property insurance policies generally cover damage to the insured property caused by fire, explosion and thunder and lightning. Comprehensive commercial property insurance policies generally cover damage to the insured property caused by fire, explosion and certain natural disasters. All risk commercial property insurance policies cover all causes of damage to the insured property not specifically excluded from the policies.

●	Cargo Insurance. The cargo insurance products we distribute cover damage to or loss of goods in transit by sea, land or air.

●	Hull Insurance. The hull insurance products we distribute cover vessels against losses, liabilities and expenses caused by natural calamities, negligence of crew members and marine accidents, as well as collision liability.

●	Liability Insurance. The liability insurance products we distribute are primarily product liability, employer’s liability, public liability and professional liability insurance products. These products generally cover losses to third parties due to the misconduct or negligence of the insured party, but exclude losses due to fraud or the willful misconduct of the insured party.

●	Construction and Erection Insurance. The construction and erection insurance products we distribute cover property damages and personal injury losses caused by natural disasters and accidents in connection with construction and erection projects in China and abroad.

●	Extended Warranty Insurance. The extended warranty insurance products we distribute provide coverage for expenses associated with any repair or replacement of the sold items, such as an electrical appliance or auto vehicle, after the manufacturer’s warranty has expired.

Claims Adjusting Services

Total net revenues derived from our claims adjusting segment accounted for 18.7% of our total net revenues for the fiscal year ended June 30, 2024. We offer the following insurance claims adjusting services through AIX:

●	Pre-underwriting Survey. Before an insurance policy is sold, we conduct a survey of the item to be insured to assess its current value and help our clients determine the insurable value and the amount to be insured. We also help our clients assess the underwriting risk with respect to the item to be insured through surveys, appraisals and analysis.

●	Claims Adjusting. When an accident involving the insured subject matter has occurred, we conduct an onsite survey to determine the cause of the accident and assess damage. We then determine the extent of the loss to the insured subject matter and prepare and submit a report to the insurance company summarizing our preliminary findings. Upon conclusion of the case, we prepare and submit a detailed report to the insurance company setting forth details of the accident, cause of the loss, details of the loss, adjustment and determination of loss, an indemnity proposal and, where appropriate, a request for payment.

●	Disposal of Residual Value. In the course of providing claims adjusting services, we also can appraise the residual value of the insured property and offer suggestions on the disposal of such property. Upon appointment by the insurance company, we handle the actual disposal of the insured property through auction, discounted sale, lease or other means.

●	Loading and Unloading Supervision. Upon appointment by ship owners, shippers, consignees or insurance companies, we can monitor and record the loading and unloading processes of specific cargos.

●	Consulting Services. We provide consulting services to both the insured and the insurance companies on risk assessment and management, disaster and damage prevention, investigation, and loss assessment.

Wealth Management Services

Under our wealth management services, we provide our clients with a wide range of product offerings including publicly raised fund products and privately raised securities investment fund products. Our wealth management service business accounted for 5.3% of our net revenues for the fiscal year ended June 30, 2024. Generally, for publicly raised fund products offered to the public (either unspecified investors or unlimited number of specified investors with minimum investment requirement), we process the relevant transactions online through the app “Puyi Fund” (普益基金). In comparison, our privately raised fund products, which are offered to a limited number of qualified investors, used to be distributed offline through our branch network, are now distributed both online and offline. Since December 2020, we began to provide online services for our privately raised fund products through the app “Puyi Fund” in the same manner as for publicly raised fund products. The app “Puyi Fund” provides up-to-date product-related information online through which clients can execute transactions and monitor their investments portfolio. We receive distribution commissions for almost all of wealth management products distributed by us. In addition, we receive performance-based fee income for certain privately raised funds we distribute.

Our publicly raised fund products have accounted for the largest proportion of our aggregated transaction value and revenue of our wealth management business. Although most of the products we recommend to our clients are sourced from third-party product providers, we also distribute privately raised securities investment fund products under our management. For accounting purposes, third-party product providers are our customers under wealth management services. The following table sets forth transaction value and revenue contribution of the different product categories under our wealth management services for the periods indicated.

	For the fiscal year ended June 30, 2024
	Transaction value		Revenue
	RMB	$	RMB	$
	(in thousands)
Publicly raised fund products	25,608,829	3,523,892	47,363	6,517
Privately raised fund products (1)	71,822	9,883	9,625	1,324
Total	25,680,651	3,533,775	56,988	7,841

(1)	We ceased to distribute private equity investment fund products since July 1, 2020, while we continued receiving fees from the existing private equity investment fund products.

Publicly Raised Fund Products

Publicly raised funds refer to any fund that is offered to unspecified investors or more than 200 specified investors. We have distributed publicly raised fund products since our inception. For the fiscal year ended June 30, 2024, we distributed approximately 1,547 publicly raised fund products, with an aggregate transaction value of RMB25.6 billion (US$3.5 billion), among which transaction value contributed by institutional clients was RMB21.5 billion. The outstanding ending balance of publicly raised fund products distributed by us was RMB21.6 billion (US$3.0 billion) as of June 30, 2024. Since 2019, we have been strategically devoting more resources to publicly raised fund products including developing and distributing portfolios of publicly raised fund products on a dollar-cost averaging basis. We strategically focused on attracting individual clients first to accumulate a large trading balance, which in turn can help attract institutional clients and increase our bargain power with the publicly raised funds management service providers. We also expect to attract more institutional clients with the optimization and increase of the efficiency of our core transaction system, the rise of our reputation and the diversification of our product offerings. In the future, we will continue to develop individual clients and will contribute more efforts to develop institutional clients who we believe have greater business potentials in terms of quantity, quality and income. We believe publicly raised fund products, product portfolios in particular, will continue to be a key product category for us.

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

Privately Raised Fund Products

Since 2016, we have offered privately raised funds, increasing our focus on the higher end segment of the market and because these products are more financially attractive to us. According to the Distributor Measures, which took effect on October 1, 2020, in addition to publicly raised fund products, independent fund distributors like us can only distribute privately raised securities investment funds starting therefrom; while we began to do so since July 1, 2020. For the fiscal year ended June 30, 2024, we distributed 9 privately raised securities investment funds with an aggregate transaction value of RMB71.8 million (US$9.9 million). The outstanding ending balance of privately raised fund products distributed by us was RMB0.9 billion (US$0.1 billion) as of June 30, 2024. We generate commissions paid by the fund managers at annualized rate of 1.0% of the total capital balance raised from our clients as of the fiscal year end. For certain funds, we are generally entitled to approximately 25% of performance-based fees realized by the fund managers after redemption of funds. For the fiscal year ended June 30, 2024, all of the privately raised fund products we distributed were privately raised securities investment funds, including investments through QDII funds. We also distributed FoFs of privately raised securities investment funds.

As privately raised funds typically require higher net worth and/or investment sophistication and are offered to a limit number of qualified investors, such funds charge higher fee rates and managers of such funds sometimes allow fund distributors to earn a portion of the performance-based fees. Except for 3 FoFs under our management as of June 30, 2024, all other privately raised fund products that we distribute are sourced from third-parties.

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

Other Services

To diversify our services and satisfy our clients’ different needs for wealth management, we offer a suite of products or services to meet the investment and wealth inheritance objectives of our clients.

Except the aforementioned services, we began our asset management services in April 2018 allowing us to select and form FoFs for our clients.

Since July 2021, we have been providing trust consulting service to tap into the significant business potential stemming from the growing demand for comprehensive wealth management services among affluent and high net worth families. We are dedicated to fostering the long-term growth of client family assets and ensuring the intergenerational transfer of wealth, by bringing together a team of specialists across finance, trusts, law, and taxation to offer tailored advice and comprehensive services to affluent and high net worth families. Our offerings encompass a wide array of services including trust consulting services, elite education opportunities, overseas asset allocation service.

Cash Flows among Us, Our Subsidiaries and the VIEs

Our subsidiaries and the consolidated VIEs conduct business transactions that primarily include insurance agency services, claims adjusting services, and wealth management services. The cash flows that have occurred between our subsidiaries and the consolidated VIEs are summarized as the following:

	For the fiscal year ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	$
	(in thousands)
Cash paid by the consolidated VIEs to our subsidiaries for consulting services	13,918	10,478	17,299	1,528
Cash paid by the consolidated VIEs to our subsidiaries for technical services	2,772	5,300	6,900	949
Cash paid by the consolidated VIEs to our subsidiaries for office rental and other services	1,139	1,064	771	106
Cash paid by our subsidiaries to the consolidated VIEs for digital marketing and IT related services	2,400	-	24,659	3,393
Cash paid by the consolidated VIEs to our subsidiary for agency services	-	-	44,622	6,140
Cash paid by our subsidiaries to the consolidated VIEs for agency services	-	-	1,732	238
Intercompany advances from our subsidiaries to the consolidated VIEs	76,789	19,927	58,090	7,993
Repayment of intercompany advances by the consolidated VIEs	70,311	16,755	78,227	10,764
Intercompany advances from the consolidated VIEs to our subsidiaries	214,052	99,386	99,980	13,758
Repayment of intercompany advances by our subsidiaries	238,452	67,346	95,150	13,093

There are limitations on our ability to transfer cash between us, our subsidiaries and the VIEs. Our WFOEs can distribute dividends only out of its distributable earnings. Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to our Original WFOE and further from our Original WFOE to us, out of their accumulated profits only, if any, in accordance with PRC rules and regulations. Similarly, the indirect PRC subsidiaries of AIX can pay dividends to its WFOEs and further from its Original WFOE to AIX, out of their accumulated profits only. Moreover, each of our subsidiaries and AIX’s subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund the statutory reserve, which is undistributable unless in the process of liquidation, until such reserve reaches 50% of its registered capital.

The PRC government also controls the conversion of Renminbi into foreign currencies and the remittance of currencies out of the PRC. We may not be able to complete the administrative procedures required to register the remittance of the payment of our dividends, if any.

Any transfer of funds by HPH to our PRC subsidiaries, either as a shareholder loan or as an increase in the registered capital, is subject to a series of procedural requirements with SAFE or its local counterparts.

There is no assurance that China’s government will not intervene or impose restrictions on the ability of us, our subsidiaries and the VIEs to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, could restrict deployment of the cash into our, our subsidiaries’ and the VIEs’ business and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between us, our subsidiaries and the VIEs, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect our operations and the value of your investment, and—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business, and—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offshore cash we may have to make loans to our PRC subsidiaries and the VIEs or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business”.

Our Client Services

For our insurance agency services, we engaged with our customers through both our extensive network of sales agents offline and through digital tools designed to empower our agents in customer engagement online, including Fanhua RONS Assistant Digital Operating Platform, or RONS DOP, a digital marketing system and Fanhua RONS Guanjia, a customer service platform. See “Item 4. Information on our group — Business Overview — Information Technology.”.

We classify our target wealth management clients into different categories in terms of risk appetite. Through frequent and in-depth client communications, we analyze and assess financial conditions, past investment experiences, risk profiles and investment goals of potentials clients and provide them with suitable products. We also provide clients with consultations on products and on-going assets allocation planning and recommendations on adjusting their assets allocation plans in response to economic and market conditions.

In addition, we provide clients who have purchased our wealth management products through us with timely updates on the product performance primarily including net assets value reports and other performance statistics through apps, live investment performance symposiums, as well as regular communications via seed clients and financial advisors. Moreover, we have established official public accounts on WeChat to provide industry news, product updates and investor education, which allows us to continually provide updates on the products and services offered by us to the online community of clients. We also provide general investor education by publishing online quiz activities, organizing online courses, seminars and salons and holding online live and recorded streaming courses that provide guidance in response to any changes in market conditions. For clients with special needs such as overseas study, tax consultation, legal consultation or medical care services, we collaborate with third-party agencies to provide one-stop services. We have gradually promoted the implementation of our investment and education strategy, focused significant efforts to build a financial and business education service system, and provided investors with free investor education. Our investor education service platform “Puyi Business School” was upgraded to be a mobile app and continued to popularize investment knowledge for new investors and provide advanced investment education and support for our financial advisor team and investors with certain experience.

Sales and Marketing

For our insurance intermediary services business which we operate through AIX, we have an offline distribution and service network that, as of June 30, 2024, consisted of one insurance sales and service group, two insurance agencies with national operating licenses, six regional agencies, two insurance brokerage firms and two claims adjusting firms in mainland China, with 73,559 registered independent sales agents, and 2,457 in-house claims adjustors. Our distribution and service network in mainland China consisted of 588 sales outlets in 23 provinces and 69 claims services outlets in 31 provinces. Through our open platform and MGA platform, we also connected with 963 institutional platform users. The following table sets forth additional information concerning AIX’s distribution and service network as of June 30, 2024, broken down by provinces:

Province	Number of Sales and Service Outlets	Number of Sales Agents	Number of In-house Adjustors
Shandong	83	14,200	76
Hebei	75	6,967	72
Sichuan	54	2,942	88
Guangdong	52	6,180	503
Hunan	45	1,866	37
Anhui	33	3,281	32
Jiangsu	32	4,814	223
Zhejiang	31	2,728	154
Fujian	30	2,328	68
Henan	24	5,500	46
Liaoning	22	2,077	80
Inner Mongolia	16	1,928	31
Guangxi	15	12,145	96
Chongqing	12	706	17
Tianjin	10	1,022	22
Hubei	10	757	118
Jiangxi	6	197	117
Yunnan	6	428	56
Beijing	5	919	123
Shanxi	5	730	39
Shanghai	5	18	61
Shaanxi	5	938	115
Jilin	22	394	51
Heilongjiang	2	494	26
Hainan	2	-	15
Xinjiang	1	-	9
Tibet	1	-	1
Ningxia	1	-	63
Qinghai	1	-	2
Gansu	1	-	43
Guizhou	1	-	73
Total	588	73,559	2,457

We market and sell long-term personal lines of life insurance products and property and casualty insurance products to customers mainly through our affiliated sales agents, most of whom are not our employees, and through third party channels who use our digital platform. We provide insurance brokerage services to corporate customers through both our in-house brokers and non-affiliated independent brokers. We also market and sell certain critical illness, term life, accident, short-term health, travel and homeowner insurance products directly to customers through our online platform Baowang (www.baoxian.com). We market and sell insurance claims adjusting services primarily to insurance companies through our in-house professional claims adjustors.

A majority of our sales agents are independent sales agents who are not our employees and are only compensated by commissions. We have contractual relationships with these sales agents. Our insurance advisors are our employees and are compensated by both base salaries and commissions. We primarily distribute life insurance policies with a periodic premium payment schedule. For the sale of each of such life insurance policy, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions and fees we receive from the insurance companies for the sale and renewal of that policy, generally up to the first five years of the premium payment period, and retain all commissions and fees we continue to receive from insurance companies for the rest of the premium payment period. For the sale of each life insurance policy with a single premium payment schedule or non-life policy, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from insurance companies for the sale of that policy.

For our traditional sales force, our life insurance sales agents are typically organized into sales teams with a multilevel hierarchy, typically with five layers and to a lesser degree with two layers as it is in the case of our Yuntong branches and family office teams. A life insurance sales agent not only receives a commission for the insurance policies that he or she sells, but also a commission for insurance policies sold by agents under his or her management.

Our sales agents, in-house sales representatives and claims adjustors are valuable to us and are instrumental in helping us build and maintain long-term relationships with our customers. Therefore, we place a strong emphasis on training our sales force. We provide training to both new sales agents and existing sales agents, on a monthly or quarterly basis, both offline and online. For new sales agents, we offer orientation courses that are designed to familiarize them with corporate culture, insurance products, and sales skills. For the existing sales agents, we offer on-the-job training courses that aim to enhance their sales skills and knowledge of various insurance products and develop skills to build and manage their own sales teams. Online training courses are also available on FA App and Fanhua RONS Livestreaming Platform, which enable sales agents to attend the courses anytime anywhere. We have also established an open-source lecturer platform which allows insurance veterans to upload self-developed courses and viewable on fee basis. As part of our efforts to professionalize our sales force, we will allocate more resources to enhance training. With the data insight gained through digital technologies, agents will be categorized into different levels based on various criteria including their qualification, capabilities and productivity and targeted training courses will be provided to help improve their professional skills and productivity.

We need employees well-equipped with professional knowledge to support our frontline sales agents and provide our clients with best quality of services. To maximize their performance and professional growth, we provide ample training opportunities through our well-established training platform e-learning system and “AIX Academy” available through FA App. Various courses were delivered by a large team of internal lecturers which include the Group’s senior management, department heads and senior employees with deep experience in various areas of our operations and external courses to acquaint them with our business and unleash their potential. To maintain training standards, we evaluate our lecturers and present awards for outstanding performance on an annual basis.

For our wealth management business, we have a branch network of 13 offices covering 23 provinces/municipalities and hundreds of cities. In the fiscal year ended June 30, 2024, we concentrated on providing wealth management services for the financial assets of middle-class and affluent families, and continued to improve our financial advisors program to better serve our clients more knowledgeably and professionally. To further tap into the vast market of affluent and emerging middle class population, we have implemented our strategy of “elite entrepreneurship plus professional platform” to achieve a win-win-win situation for financial advisors, clients and our company. We have also proposed the strategy of “strong empowerment” on our platform focusing on “elites,” which are professional financial advisors. Our team of professional financial advisors can expand their personal service capability effectively with the support of our “professional platform,” consisting of our unique financial asset allocation platform system, core trading system, client management system, investor education system and strong middle and back-office operation capability. Elite financial advisors team mainly includes top seed clients which consist of independent financial advisors. Top seed clients are the top 16.5% seed clients who contributed approximately 80% of our sales generated through seed clients. Dozens of these top seed clients have already transformed to become professional financial advisors.

Seed clients channel is an innovative social e-commerce-based approach pursuant to which we identify, foster and collaborate with seed clients — existing clients who believe in our service capabilities — to actively market our products or services on social media platforms to their families, friends and acquaintances in return for a commission. In 2019, we started to initiate seed client classification to offer premium trainings to those seed clients who have greater marketing potential. We also began to classify our seed clients into ordinary seed clients, elite seed clients and financial advisors. Elite seed clients are those that intend to further enhance professional investment knowledge and greater market potential compared with ordinary seed clients. We have set up a series of standardized professional training programs to enhance the expertise and financial advisory capabilities of elite seed clients. Elite seed clients that have passed a series of assessment would qualify as financial advisors. As of June 30, 2024, we have transformed a batch of seed clients into financial advisors. For the fiscal year ended June 30, 2024, we ceased cooperation with certain under-performed seed clients, with the number of our seed clients decreased to approximately 22,000 as of June 30, 2024 from 23,000 as of June 30, 2023. At the same time, we provided more resources and assistance to existing seed clients, especially those top performers, in developing more active clients. Attributable to the vast seed client base, we do not have particular reliance on any seed client or limited number of seed clients. For the fiscal year ended June 30, 2024, the single largest seed client contributed only 0.6% of our total sales through 100 clients, and the top five largest seed clients contributed only 2.7% of our total sales through a total of 851 clients. Our extensive coverage network of branch offices and seed clients enables us to gain direct access to target clients and wealth management services market.

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

We enter into introduction agreements with our seed clients, under which they are entitled to commission if they bring in a new client and/or new investment from the existing clients. The amount of the commission depends on the amount of products the client purchases. To incentivize our seed clients to be more proactive in selling our publicly raised fund products, we provide competitive commission of approximately 0.2% per annum, subject to our management’s adjustment. To incentivize the sales of privately raised fund products, we have evaluated the scale, profitability and performance of each fund, and provide commission rates varying from 0.1% to 1.3% accordingly. There is no fixed term of the seed client/financial advisor engagement under the introduction agreement unless such agreement is terminated after negotiation or due to a material breach by either party.

The map below shows our coverage network by number of seed clients as of June 30, 2024:

Wealth Management Product Selection, Development and Risk Management

We select and develop our wealth management product portfolio for our target affluent and emerging middle class population in accordance with our wealth management philosophy that product profiles should be simple and differentiated, prudently selected with balanced allocation and high quality, and keeping in line with the latest market trend. We strive to continuously provide our clients products with attractive returns and controllable risks.

We further enriched our product offerings to keep up with clients’ evolving needs. In the fiscal year ended June 30, 2024, we continued to adhere to our strategy of standardized product transformation. For publicly raised funds, we continued to focus on the existing publicly raised product portfolio strategy supplemented by the sale of high-quality single close-end public funds. We aim to cultivate clients’ habit of maintaining products for a longer period of time to avoid short-term drastic market fluctuations and enhance clients’ investment experience. As for privately raised funds, we offer self-managed and external FoFs and external single-strategy privately raised funds to ensure that we have two or more strategies of each type available. We have also been striving to design, develop and provide more products to our clients, in particular by providing more customized products and/or services to high-net-worth clients.

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

Information Technology

We have developed our integrated IT infrastructure that provides technology support to all aspects of our business. Such IT infrastructure allows us to provide services to clients online and improve transaction efficiency, and in the meantime, it helps us better manage our clients by collecting and analyzing data from them. Our IT infrastructure includes the following key functions and features:

Insurance Agency Services

●	Core App for insurance distribution. Our insurance agents primarily use “FA App”, an all-in-one insurance sales and service platform, to manage their book of insurance business on their fingertips, covering all aspects of the business process from insurance product purchase, team management, agent recruitment, customer engagement, customer service to e-learning. The platform offers substantially all of our insurance products including long-term life insurance, accident insurance, travel insurance, and standard medical insurance products. It is available in mobile application and WeChat official account versions and accessible through AIX WeCom.

●	Insurance Digital Operating Platform. We provide “Fanhua RONS Assistant Digital Operating Platform”, or “RONS DOP”, a digital marketing platform, to our insurance agents, aiming at empowering our insurance agents in customer acquisition and relationship maintenance. Key features include artificial intelligence (“AI”) Chatbot, Digital Avatar Creator, Intelligent Recommendation System, powered by Large Language Model, AI-generated Content Algorithm and Intelligent Algorithm, which enable customer engagement in a highly efficient manner. It also provides our sales professionals with various educational content in the form of daily news, articles, posters, videos which can be circulated to potential customers through social media, aiming at enhancing customers’ insurance awareness and deepening their understanding of insurance products, and potentially facilitating insurance purchases. It also enables agents to gain better insights into customer needs through behavior tracking and automated tagging. In addition, it provides convenient access to Fanhua RONS livestreaming platform for resourceful online training courses. The platform is accessible through WeChat public account and AIX’s FA App and WeCom.

●	Customer service: We launched “Fanhua RONS Guanjia” a customer service platform to directly connect with our customers, through which they can access various insurance services including policy inquiry, policy custody, asset custody, risk assessment, and claims settlement assistance. Service representatives will also be available to customers for exclusive services on a one-on-one basis. The platform is accessible primarily through its WeChat official account and FA App.

●	Insurance Policy Escrow: Our Policy Escrow system offers comprehensive policy management services, including meticulous risk analysis and personalized planning. Our clients and their family members can benefit from electronic storage, online easy access and various self-service features for easy policy management including coverage review, payment schedules, and renewal reminders. Integrated AI analysis generates concise reports on insurance coverage, while our certified policy consultants provide personalized, one-on-one assistance, guiding clients through policy organization, risk analysis and optimization strategies.

●	WeCom. Other than various office supporting solutions, AIX WeCom enables our agents to directly interact with their existing and potential customers in highly efficient manner, with easy access to various supportive tools including knowledge bank, FAQ scripts, and a wide variety of marketing materials.

●	Du Xiaobao: Du Xiaobao, co-developed with a third party internet company, is an AI-driven insurance sales assistant specifically designed for insurance sales professionals. It leverages advanced AI technology and intelligent conversations to provide comprehensive insurance service support, including insurance knowledge Q&A, product consultation, professional development, marketing promotion, and intelligent customer management, all within one platform. Du Xiaobao can assist insurance agents in quickly generating high-quality, customized content such as educational articles, marketing posters, self-media copywriting, and short video scripts. This helps agents effectively build their personal brand and acquire customers across various channels, including public, private, and offline domains. At the same time, with functions like AI product Q&A, product comparison, and product guides, Du Xiaobao can swiftly resolve product-related queries, provide agents with accurate product solutions, and offer a rich product database to tailor insurance solutions based on customer needs. Additionally, Du Xiaobao’s "Visitor Radar" function allows for real-time tracking of user behavior, access paths, and related data, building complete customer profiles. This helps agents gain insights into the true needs of clients and facilitates the conversion of potential and interested clients.

Wealth Management Services

●	Core app for wealth management business. We launched our core app, Puyi Fund, which provides target clients product information and a full-scope of online transaction processing services for fund products including subscription, redemption, clearance and settlement, and allows clients to monitor their investment portfolio in a more convenient manner.

●	Web-based Institution Master system. To better implement our strategy, we developed an in-house web-based institutional investment platform based on our core system, aiming to provide professional and convenient investment services to institutional clients. Institution Master is a one-stop service solution for institutional investors to manage their OTC fund investments. It provides more professional, efficient and intelligent trading experience through our leading intelligent trading system, extensive product portfolios and comprehensive investment research system. With this system, we provide institutional investors with customized fund trading solutions to better meet their needs.

●	Client service. We have set up an online client service system equipped with intelligent interactive tools to further enhance the quality and efficiency of our client services.

●	Investment advisor platform. We have developed and continue to optimize the “i Financial Planner”, an intelligent business app that provides financial advisors a one-stop management tool. We have added the TAMP (turn-key asset management platform) asset allocation system to the “i Financial Planner,” taking into consideration of the offline service scenario of financial advisors and the diversified needs for financial asset allocation. This innovative system equipped with leading technology is designed to help financial advisors pinpoint clients’ needs and effectively track and manage clients’ portfolios through the one-stop comprehensive operation and communication platform. The system integrates three core functions: one-stop business development platform, asset allocation intelligent investment advising function and client SCRM system, which provides financial advisors with four empowering services: training and growth, client maintenance, team management and operation support. We make full use of our accumulated big data together with artificial intelligence technology to launch professional, tailor-made and comprehensive financial asset management services, which enable us to assist financial advisors in meeting wealth management needs at different levels. We have entered into cooperation with various famous domestic service providers to integrate their core services into this TAMP system combined with our big data analysis and mining capabilities to provide online digital services for financial advisors’ daily business development and client maintenance.

●	Database. We operate an internal data management system, covering data collection, storage and analysis. We collect our clients’ behavior and preference data from multi-platforms, and analyze these data together with our clients’ transaction data to depict an accurate profile of our clients. We have implemented and will continue to implement policies and procedures in an effort to ensure compliance with China’s data protection and cybersecurity laws and regulations. With the authorization of our clients, we apply different tags to different clients according to their online behaviors, browsing preference and past transactions with us, in order to recommend suitable products that most satisfy our clients’ wealth management needs in a timely manner. Through profiling analysis of our clients, we are able to achieve targeted marketing and increase marketing efficiency, which in turn guides our products launching a recommendation strategy to realize better return on investment.

●	Office automation (“OA”). We combine the above custom-developed or commercially available business systems with our OA system, finance system and other internal back-end functions, to help us operate more efficiently.

Customers

Through AIX’s sales and service network, we primarily sell life insurance products including critical illness, annuity insurance, whole life insurance and term life insurance and endowment insurance as well as non-life insurance products including individual accident insurance, homeowner insurance products, liability insurance and travel insurance primarily to individual customers. To lesser extend, we also sell certain commercial property insurance, cargo insurance, hull insurance, liability insurance and construction and erection insurance products to institutional customers. Customers for the life insurance products we distribute are primarily individuals under 50 years of age. Under our wealth management services, we provide a wide range of product offerings including publicly raised fund products and privately raised securities investment fund products to both individual and institutional clients. For the year ended June 30, 2024, no single individual customer who has purchased insurance products or wealth management products through us accounted for more than 1% of our net revenues. Our customers for the claims adjusting services are primarily insurance companies and online mutual-aid platforms.

Since our inception, we have served approximately 18.1 million individual customers who have purchased insurance or wealth management products through us. This number includes about 3.2 million customers who have acquired at least one regular long-term life insurance policy, over 15.1 million who have purchased at least one property and casualty insurance policy, and approximately 0.7 million who have purchased at least one wealth management product through us.

These customers, including those from discontinued business lines, remain in our database. This presents ongoing opportunities for us to reconnect with them as their needs evolve over time. We believe that as customers progress through different life stages, their demand for insurance protection and wealth management may change, creating potential for upselling and cross-selling higher-value products, such as life insurance and wealth management products. By offering value-added services at no additional charge, we aim to cultivate these relationships and enhance customer loyalty, ultimately driving repeated purchases and referrals.

Digital Tenants of Fanhua RONS Open Platform

Through Fanhua RONS Technology and Fanhua Group Company, AIX’s consolidated VIEs, we offer Platform-as-a-Service (PaaS) solution to various insurance sales organizations. We refer these non-affiliated channels who use our platform services as digital tenants. These digital tenants mainly include third party insurance agencies, insurance broker firms, investment advisory firms, key opinion leaders focusing on investment and insurance education and family offices. We offer these platform users comprehensive business solutions integrating compliance, technology, products, services, operations, and professional support, enabling them to digitize and optimize various aspects of the insurance sales process, from customer acquisition to policy issuance and service delivery. As of June 30, 2024, our open platform has worked with 963 non-affiliated channel partners.

Product Supplier Partners

As of June 30, 2024, we had established business relationships with 149 insurance companies in the PRC. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Since 2007, we have sought to establish business relationships with insurance companies at the corporate headquarters level in order to leverage the combined sales volumes of all our subsidiaries located in different parts of China. For the distribution of insurance products, we had outstanding contracts with 57 life insurance companies, 10 health and pension insurance companies and 27 property and casualty insurance companies, most of which were signed at the corporate headquarter level as of June 30, 2024. For the provision of claims adjusting services, we also had business relationship with 211 insurance companies, and 289 other institutions including third party insurance intermediaries, logistics companies, construction companies and marine and cargo companies as of June 31, 2024.

As of June 30, 2024, we sourced our wealth management products from high quality third-party global product providers in China, including 118 public fund companies, which have contributed to a majority of our fund products, including approximately 10,911 publicly raised fund products.

Competition

A number of industry players are involved in the distribution of insurance products in the PRC. We compete for customers on the basis of product offerings, customer services and reputation. Because we primarily distribute individual insurance products, our principal competitors include:

●	Professional insurance intermediaries. The professional insurance intermediary sector in China is highly fragmented. Several insurance intermediary companies have received private equity or venture capital funding in recent years and are actively pursuing expansion. We believe that we can compete effectively with these insurance intermediary companies with our long operating history, strong brand recognition, a strong and stable team of managers, nationwide network of sales professionals enabled by digital tools, leading online platforms and diversified product offerings. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.

●	Insurance companies. The distribution of individual life insurance products in China historically has been dominated by insurance companies, which usually use both in-house sales forces and exclusive sales agents to distribute their own products. In addition, in recent years several major insurance companies have increasingly used telemarketing and the Internet to distribute insurance. We believe that we can compete effectively with insurance companies because we focus only on distribution and offer our customers a broad range of choices of insurance products underwritten by multiple insurance companies.

●	Entities that offer insurance products online. In recent years, domestic insurance companies, Internet companies and professional insurance intermediaries have begun to engage in the Internet insurance business. However, each of their insurance e-commerce operations has its own limitations. The insurance products offered on an insurance company’s website are usually confined to those under its own brand. Most Internet companies have limited experience in insurance operation with limited or no offline sales and service support. Our better brand recognition, extensive offline sales and service network which enables us to offer online and offline integrated services to customers also differentiate us from internet-based professional insurance intermediaries. We believe that we can compete effectively with these business entities because we offer customers access to a broad range of insurance products underwritten by multiple insurance companies and good after-sale services that are backed by our nation-wide service network and better user experience.

●	Other business entities. In recent years, business entities that distribute insurance products as an ancillary business, primarily commercial banks and postal offices, have been playing an increasingly important role in the distribution of insurance products, especially life insurance products. However, the insurance products distributed by these entities are mostly confined to those related to their main lines of business, such as investment-related life insurance products. We believe that we can compete effectively with these business entities because we offer our customers a broader variety of products.

For our claims adjusting business, we compete primarily with the other major claims adjusting firms in China. We believe that we can compete effectively with other major insurance claims adjusting firms because we offer our customers a diversified range of claims adjusting services covering medical insurance, property insurance, auto insurance, marine and cargo insurance, and personal injury and accident insurance and are able to leverage the business relationships we have developed with insurance companies through the distribution of property and casualty insurance products.

The wealth management market in China is at an early stage of development and is currently highly fragmented and competitive, and we expect competition to persist and intensify. In distributing wealth management products, we face direct competition primarily from (i) commercial banks and their wealth management subsidiaries, (ii) non-bank traditional financial institutions, such as securities firms, fund managers and insurance companies with internal sales capabilities, (iii) online-based service providers, and (iv) third-party professional wealth management services providers that are not associated with financial institutions. Many of these competitors may have greater financial and marketing resources than we do. However, we believe we can compete effectively by leveraging our elite entrepreneurship strategy and professional platform, which empowers financial advisors with advanced tools for asset allocation, trading, and client management. This allows us to provide personalized, professional services tailored to the needs of middle-class and affluent families, positioning us to compete effectively and capture growth in the expanding market.

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish the products we distribute and our services from those of our competitors and contribute to our competitive advantage in the insurance intermediary and wealth management services industry. We rely on a combination of trademark and trade secret laws as well as confidentiality agreements and non-compete covenants with our employees, sales agents, contractors and our third-party wealth management product providers. We also enter into confidentiality agreements with our seed clients. We hold 104 pieces of registered computer software copyrights, 144 registered trademarks and 41 registered domain names.

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

Legal Proceedings

We are currently not a party to any judicial, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. However, we may from time to time be involved in litigation and claims that arise in the ordinary course of our business operations. Our businesses are also subject to extensive regulation, which may result in regulatory proceedings against us. See “Item 3. Key Information—D. Risk Factors” above. Litigation or any other legal or administrative proceedings, regardless of the outcome, may result in substantial cost and diversion of our recourses, including our management’s time and attention.

Major Transactions

Acquisition of Controlling Interests in AIX

On December 27, 2023, we entered into share exchange agreements with certain shareholders of AIX, pursuant to which such shareholders agreed to exchange an aggregate of 568,226,628 ordinary shares of AIX beneficially owned by them for an aggregate of 284,113,314 newly issued ordinary shares of HPH. The exchange ratio for the transactions is 2 ordinary shares of AIX for every HPH ordinary share. Upon completion of the transactions on December 31, 2023, we owned approximately 50.10% of AIX’s equity interests which was subsequently 51.65% through open market transactions as of June 30, 2024.

Share Exchange with AIX

On December 22, 2023, we entered into a share repurchase agreement with AIX to repurchase all of its then 4.46% equity interests in us, or 4,033,600 of the ordinary shares of HPH. Concurrently, we agreed to sell 15.41% equity interests in Puyi Fund, our wholly-owned subsidiary, in exchange of the aforementioned 4,033,600 ordinary shares and an additional cash consideration of approximately RMB10.5 million. The transactions were closed on December 31, 2023.

Terminated Transactions with White Group

On February 2, 2024, we entered into a framework agreement with Singapore White Group Pte. Ltd. (“White Group”), pursuant to which White Group and its partners intend to invest up to US$500 million in the Company. Subsequently, on February 20 2024, we and White Group entered into the first supplementary agreement to the framework agreement, according to which both parties intended to explore investments in certain high-quality assets. On March 27, 2024, we entered into the second supplementary agreement with White Group, under which we intended to acquire 77.5% of the equity interests in Singapore White Lingjun Pte. Ltd., an AI Humanoid hardware manufacturer wholly-owned by White Group. On April 30, 2024, we entered into the third supplementary agreement with White Group, according to which we intended to provide funding to Zhongxin International Sports Group Co, Limited, a wholly-owned subsidiary of White Group for bidding for intellectual property rights of sporting events. On July 9, 2024, we entered into the fourth supplementary agreement with White Group for collaboration in investing in several sports events. As of the date of this report, we have decided not to proceed with the cooperation with White Group with regards to these proposed transactions.

Proposed Transactions with GEM

On April 16, 2024, we entered into a share purchase agreement (the “GEM Agreement”) with GEM Global Yield LLC SCS (“GEM”). Under the GEM Agreement, we have the option to issue and sell up to a number of ordinary shares (as represented by and delivered as American depositary shares) with an aggregate value of US$500 million (the “Aggregate Limit”) which can be further increased to up to US$1 billion, subject to certain terms and conditions. During the three years from the date of signing the GEM Agreement (the “Investment Period”), we can control the timing and maximum amount of the drawdown under this facility and has no minimum drawdown obligation. We have the option to issue shares to GEM at our own discretion within the Investment Period. A commitment fee will be paid to GEM equal to 1.8% of the Aggregate Limit, in either cash, from the proceeds of the drawdowns, or in ordinary shares of the Company. Simultaneously, the Company and GEM entered into a selling agent agreement with Wilson-Davis & Company which will act as investment banker and as selling agent for GEM and will receive a fee of 0.2 % of the Aggregate Limit. As of the date of this report, no drawdown has been made.

Government Regulations

PRC Regulations Relating to Insurance Industry

The insurance industry in the PRC is highly regulated. Between 1998 and March 2018, CIRC was the regulatory authority responsible for the supervision of the Chinese insurance industry. In March 2018, the CBIRC, was established as the result of the merger between CIRC and CBRC, replacing CIRC as the regulatory authority for the supervision of the Chinese insurance industry. Insurance activities undertaken within the PRC are primarily governed by the Insurance Law (“中华人民共和国保险法”) and the related rules and regulations.

Initial Development of Regulatory Framework

The Chinese Insurance Law was enacted in 1995. The original insurance law, which we refer to as the 1995 Insurance Law, provided the initial framework for regulating the domestic insurance industry. Among the steps taken under the 1995 Insurance Law were the following:

●	Licensing of insurance companies and insurance intermediaries, such as agencies and brokerages. The 1995 Insurance Law established requirements for minimum registered capital levels, form of organization, qualification of senior management and adequacy of the information systems for insurance companies and insurance agencies and brokerages.

●	Separation of property and casualty insurance businesses and life insurance businesses. The 1995 Insurance Law classified insurance between property, casualty, liability and credit insurance businesses, on the one hand, and life, accident and health insurance businesses on the other, and prohibited insurance companies from engaging in both types of businesses.

●	Regulation of market conduct by participants. The 1995 Insurance Law prohibited fraudulent and other unlawful conduct by insurance companies, agencies and brokerages.

●	Substantive regulation of insurance products. The 1995 Insurance Law gave insurance regulators the authority to approve the basic policy terms and premium rates for major insurance products.

●	Financial condition and performance of insurance companies. The 1995 Insurance Law established reserve and solvency standards for insurance companies, imposed restrictions on investment powers and established mandatory reinsurance requirements, and put in place a reporting regime to facilitate monitoring by insurance regulators.

●	Supervisory and enforcement powers of the principal regulatory authority. The principal regulatory authority, then the PBOC, was given broad powers under the 1995 Insurance Law to regulate the insurance industry.

Establishment of the CIRC and 2002 Amendments to the Insurance Law

China’s insurance regulatory regime was further strengthened with the establishment of the CIRC in 1998. The CIRC was given the mandate to implement reform in the insurance industry, minimize insolvency risk for Chinese insurers and promote the development of the insurance market.

The 1995 Insurance Law was amended in 2002 and the amended insurance law, which we refer to as the 2002 Insurance Law, became effective on January 1, 2003. The major amendments to the 1995 Insurance Law include:

●	Authorizing the CIRC to be the insurance supervisory and regulatory body nationwide. The 2002 Insurance Law expressly grants the CIRC the authority to supervise and administer the insurance industry nationwide.

●	Expanding the permitted scope of business of property and casualty insurers. Under the 2002 Insurance Law, property and casualty insurance companies may engage in the short-term health insurance and accident insurance businesses upon the CIRC’s approval.

●	Providing additional guidelines for the relationship between insurance companies and insurance agents. The 2002 Insurance Law requires an insurance company to enter into an agent agreement with each insurance agent that will act as an agent for that insurance company. The agent agreement sets forth the rights and obligations of the parties to the agreement as well as other matters pursuant to law. An insurance company is responsible for the acts of its agents when the acts are within the scope authorized by the insurance company.

●	Relaxing restrictions on the use of funds by insurance companies. Under the 2002 Insurance Law, an insurance company may use its funds to make equity investments in insurance-related enterprises, such as asset management companies.

●	Allowing greater freedom for insurance companies to develop insurance products. The 2002 Insurance Law allowed insurance companies to set their own policy terms and premium rates, subject to the approval of, or a filing with, the CIRC.

2009 Amendments to the Insurance Law

The 2002 Insurance Law was amended again in 2009 and the amended insurance law, which we refer to as the 2009 Insurance Law, became effective on October 1, 2009. The major amendments to the 2009 Insurance Law include:

●	Strengthening protection of the insured’s interests. The 2009 Insurance Law added a variety of clauses such as incontestable clause, abstained and estoppel clause, common disaster clause and amending immunity clause, claims-settlement prescription clause, reasons for claims rejection and contract modification clause.

●	Strengthening supervision on the qualification of the shareholders of the insurance companies and setting forth specific qualification requirements for the major shareholders, directors, supervisors and senior managers of insurance companies.

●	Expanding the business scope of insurers and further relaxing restriction on the use of fund by insurers.

●	Strengthening supervision on solvency of insurers with stricter measures.

●	Tightening regulations governing the administration of insurance intermediary companies, especially those relating to behaviors of insurance agents.

According to the 2009 Insurance Law, the minimum registered capital required to establish an insurance agency or insurance broker as a company must comply with the PRC Company Law (“中华人民共和国公司法”). The registered capital or the capital contribution of insurance agencies or insurance brokers must be paid-up capital in cash. The 2009 Insurance Law also sets forth some specific qualification requirements for insurance agency and broker practitioners. The senior managers of insurance agencies or insurance brokers must meet specific qualification requirements, and their appointments are subject to approval of the CIRC. Personnel of an insurance agency or insurance broker engaging in the sales of insurance products must meet the qualification requirements set by the CIRC and obtain a qualification certificate issued by the CIRC. Under the 2009 Insurance Law, the parties to an insurance transaction may engage insurance adjusting firms or other independent appraisal firms that are established in accordance with applicable laws, or persons who possess the requisite professional expertise, to conduct assessment and adjustment of the insured subject matters. Additionally, the 2009 Insurance Law specifies additional legal obligations for insurance agencies and brokerages.

2014 Amendments to the Insurance Law

The 2002 Insurance Law was amended again in 2014 and the amended insurance law, which we refer to as the 2014 Insurance Law, became effective on August 31, 2014. The major amendments of the 2014 Insurance Law include:

●	Relaxing restrictions on actuaries. The 2014 Insurance Law no longer requires Insurance companies shall employ actuaries recognized by the insurance regulatory authority under the State Council. However, an insurance company shall also engage professionals, and establish an actuarial reporting system and a compliance reporting system as before.

2015 Amendments to the Insurance Law

The 2014 Insurance Law was amended again in 2015 and the amended insurance law, which we refer to as the 2015 Insurance Law, became effective on April 24, 2015. The major amendments of the 2015 Insurance Law include:

●	Eliminating the requirement for an insurance agent or broker to obtain a qualification certificate issued by the CIRC before providing any insurance agency or brokerage services.

●	Relaxing the requirement for the establishment or other significant corporate events of an insurance agency or brokerage firm. For example, an insurance agency or brokerage firm is allowed to apply for a business permit from the CIRC and a business license from the local AIC simultaneously under the 2015 Insurance Law, while an insurance agency or brokerage firm had to apply for and receive a business permit issued by the CIRC before it could apply for a business license from and register with the relevant local AIC under the 2014 Insurance Law. Prior approval by the CIRC is no longer required for the divesture or mergers of insurance agencies or brokerage firms, the change of their organizational form, or the establishment or winding-up of a branch by an insurance agency or brokerage firm.

The CIRC, the CBIRC and NFRA

The National Financial Regulatory Administration (“NFRA”) was formed in May 2023, replacing the CBIRC, which was formed by the merger of China Banking Regulatory Commission (“CBRC”) and CIRC in March, 2018, to inherit the authority of CIRC, has extensive authority to supervise insurance companies and insurance intermediaries operating in the PRC, including the power to:

●	promulgate regulations applicable to the Chinese insurance industry;

●	investigate insurance companies and insurance intermediaries;

●	establish investment regulations;

●	approve policy terms and premium rates for certain insurance products;

●	set the standards for measuring the financial soundness of insurance companies and insurance intermediaries;

●	require insurance companies and insurance intermediaries to submit reports concerning their business operations and condition of assets;

●	order the suspension of all or part of an insurance company or an insurance intermediary’s business;

●	approve the establishment, change and dissolution of an insurance company, an insurance intermediary or their branches;

●	review and approve the appointment of senior managers of an insurance company, an insurance intermediary or their branches; and

●	punish insurance companies or intermediaries for improper behaviors or misconducts.

Regulation of Insurance Agents

The principal regulation governing insurance agents is the Provisions on the Supervision and Administration of Insurance Agents (“保险代理人监管规定”), or the PSAIA, issued by the CBIRC on November 12, 2020 and effective on January 1, 2021, replacing the Provision on the Supervision and Administration of Professional Insurance Agencies (“保险专业代理机构监管规定”) issued by the CIRC on September 25, 2009 and amended on April 7, 2013, the Measures on the Supervision and Administration of Insurance Salespersons (“保险销售从业人员监管办法”) issued on January 6, 2013 and the Interim Measures on the Administration of Ancillary-Business Insurance Agency (“商业银行代理保险业务管理办法”) issued on August 4, 2000.

The term of “insurance agent” refers to an entity or an individual entrusted by insurance companies to handle insurance business by and within the authorization of, and which collects commissions from insurance companies, and includes a professional insurance agency, ancillary-business insurance agency and individual insurance sales agent which refers to a captive insurance agent of an insurance company.

The practitioner of an insurance agency refers to an individual engaged in the sales of insurance products or loss assessment and claims settlement services for a professional insurance agency or ancillary-business insurance agency.

To engage in insurance agency business, a professional insurance agency shall obtain an insurance agency business permit issued by the CBIRC, after obtaining a business license, and satisfy the requirements prescribed by the PSAIA or other relevant regulations on shareholder and management qualification, capital contribution, articles of association, corporate governance and internal control procedures with viable business model and sound business and financial information system. An insurance agency may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company. The name of a professional insurance agency shall contain the words “insurance agency”.

The minimum registered capital for establishing a nationwide professional insurance agency is RMB50 million and that for a regional professional insurance agency is RMB20 million. The registered capital of a professional insurance agency must be paid-in monetary capital. To operate outside of its registration place, a nationwide professional insurance agency shall set up local provincial branches first before setting up additional sub-branches and sales offices.

Professional insurance agencies shall, within 5 days from the date of occurrence of any of the following circumstances, report to the CBIRC through the supervision information system and make public disclosure: (i) change of name, domicile or business address; (ii) change of shareholders, registered capital or the form of organization; (iii) change of name or capital contribution of a shareholder; (iv) amendments to the articles of association; (v) equity investment in, or establishment of offshore insurance institutions or non-operating institutions; (vi) division, merger, dissolution, or termination of insurance agency business activities of branches; (vii) change of the principal person-in-charge of a sub-branch; (viii) administrative punishment, civil punishment or pending investigation of suspected illegal crime; or (ix) other reportable events prescribed by the insurance regulatory body under the State Council.

A professional insurance agency may engage in all or part of the following businesses: (i) selling insurance products on behalf of insurance companies; (ii) collecting insurance premium on behalf of insurance companies; (iii) insurance-related loss survey and claims settlement on behalf of insurance companies; or (iv) other relevant businesses stipulated by the insurance regulatory body under the State Council. Insurance agents shall not engage in insurance agency business beyond the business scope and business area of the insurance companies for which they act as agents.

A professional insurance agency and its sales practitioners and individual insurance agents are not allowed to sell non-insurance financial products, except for non-insurance financial products approved by relevant financial regulatory authorities provided that all necessary qualification requirements are being met.

A professional insurance agency shall, within 20 days upon obtaining business permits, procure professional liability insurance or make contributions to security deposits. Minimum compensation for each accident under the one-year professional liability insurance policy shall be no less than RMB1 million, and accumulative compensation under the one-year insurance policy shall be no less than RMB10 million and the total core business revenue of the professional insurance agency company in the previous year. If a professional agency intends to pay deposit, the deposit shall be paid at 5% of its registered capital and when it increases its registered capital, the amount of the deposit shall be increased proportionately.

The senior managers of a professional insurance agency must meet specific qualification requirements in educational background and relevant industry working experience set forth in the PSAIA.

An insurance agent shall perform sales practicing register with the CRIBC’s Insurance Intermediaries Regulatory Information System for its individual insurance agent or sales practitioner. Each individual insurance agent or sales practitioner of an insurance agency can only be allowed to register with one institution.

Specific information disclosure requirements are also provided in the PSAIA. For example, it is required that a professional insurance agency or its branches shall place its business license and copies of permit in a prominent position in its domicile or business site. Moreover, insurance agency shall within 5 days from the occurrence of the situation, report through the Regulatory Information System and make public disclosure in case of changing its name, business sites and etc. Insurance agents shall make full disclosure of all relevant information of insurance products to policyholders and make a clear representation of the clauses in the insurance contract including liability, liability reduction or exemption, cancellation and other expense deductions, cash value, cooling-off period and etc.

Regulation of Insurance Brokerages

The principal regulation governing insurance brokerages is the Provisions on the Supervision and Administration of Insurance Brokers (“保险经纪人监管规定”), or the POSAIB, promulgated by the CIRC on February 1, 2018 and effective May 1, 2018, replacing the Provisions on the Supervision of Insurance Brokerages (“保险经纪机构管理规定”) issued on September 25, 2009, as amended on April 27, 2013, and the Measures on the Supervision and Administration of Insurance Brokers and Insurance Claims Adjustors (“保险经纪从业人员、保险公估从业人员监管办法”) issued by the CIRC on January 6, 2013.

The term of “insurance broker” refers to an entity which, representing the interests of insurance applicants, acts as an intermediary between insurance applicants and insurance companies for entering into insurance contracts, and collects commissions for the provision of such brokering services. The term of “insurance brokerage practitioner” refers to a person affiliated with an insurance broker who drafts insurance application proposals or handles the insurance application formalities for insurance applicants or the insured or assists insurance applicants or the insured in claiming compensation or who provides clients with disaster or loss prevention or risk assessment or management consulting services or engages in reinsurance brokerage, among others.

To engage in insurance brokerage business within the territory of the PRC, an insurance brokerage shall satisfy the requirements prescribed by the CIRC and obtain an insurance brokerage business permit issued by the CIRC, after obtaining a business license. An insurance broker may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company.

The minimum registered capital of an insurance brokerage company whose business area is not limited to the province in which it is registered is RMB50 million while the minimum registered capital of an insurance brokerage company whose business area is limited to its place of registration is RMB10 million.

The name of an insurance broker shall include the words “insurance broker/brokerage.” An insurance broker must register the information of its affiliated insurance brokerage practitioners with the IISIS. One person can only be registered with the IISIS through one insurance broker.

An insurance broker may conduct the following insurance brokering businesses:

●	making insurance proposals, selecting insurance companies and handling the insurance application procedures for the insurance applicants;

●	assisting the insured or the beneficiary to claim compensation;

●	reinsurance brokering business;

●	providing consulting services to clients with respect to disaster and damage prevention, risk assessment and risk management; and

●	other business activities approved by the CIRC.

An insurance broker shall submit a written report to the CIRC through the IISIS and make public disclosure within five days from the date of occurrence of any of the following matters: (i) change of name, domicile or business premises; (ii) change of shareholders, registered capital or form of organization; (iii) change of names of shareholders or capital contributions; (iv) amendment to the articles of association; (v) equity investment, establishment of offshore insurance-related entities or non-operational organizations; (vi) division, merger and dissolution or termination of insurance brokering business activities of its branches; (vii) change of the primary person in charge of its branches other than provincial branches; (viii) being a subject of administrative or criminal penalties, or under investigation for suspected involvement in any violation of law or a crime; and (ix) other reportable events prescribed by the CIRC.

Insurance broker and its practitioners are not allowed to sell non-insurance financial products, except for those products approved by relevant financial regulatory institutions and the insurance broker and its practitioners shall obtain relevant qualifications in order to sell non-insurance related financial products that meets regulatory requirements.

Personnel of an insurance broker and its branches who engage in any of the insurance brokering businesses described above must comply with the qualification requirements prescribed by the CIRC. The senior managers of an insurance broker must meet specific qualification requirements set forth in the POSAIB.

Regulation of Insurance Claims Adjusting Firms

The principal regulation governing insurance adjusting firms is the Provisions on the Supervision and Administration of Insurance Claims Adjustors (“保险公估人监管规定”), or the POSAICA, issued by the CIRC on February 1, 2018 and effective on May 1, 2018, replacing the Provisions on the Supervision of Insurance Claims Adjusting Firms (“保险公估机构监管规定”) effective on October 1, 2009, as amended on September 29, 2013 and 2015, and the Regulation of Insurance Brokers and Insurance Adjustors effective on July 1, 2013 (“保险经纪从业人员、保险公估从业人员监管办法”).

According to the POSAICA, the term “insurance adjustment” refers to the assessment, survey, authentication, loss estimation and relevant risk assessment of the insured subject matters or the insurance incidents conducted by an appraisal firm and its professional appraisers upon the entrustment of the parties concerned. The term of “insurance adjusting firm” refers to an entity and any of its branches which engages in the aforementioned businesses.

The term “insurance adjustment practitioner” refers to a person retained by an insurance claims adjusting firm to conduct the following activities on behalf of an entruster: i) inspecting, appraising the value of and assessing the risks of the subject matter before and after it is insured; ii) surveying, inspecting, estimating the loss of, adjusting and disposing of the residual value of the insured subject matter after a loss has been incurred; and iii) risk management consulting.

Insurance adjustment practitioners include claims adjustors and assessment practitioners with claims adjustment knowledge and practical experience. A claims adjustor refers to an individual who has passed the qualification examination for the insurance claims adjustors organized by the CIRC.

An insurance claims adjusting firm must meet the requirements prescribed by the China Asset Appraisal Law (“中华人民共和国资产评估法”) and applicable regulations issued by the CIRC and must file its business records with the CIRC and its local offices.

According to the regulation, an insurance adjusting firm should take the form of a company or a partnership in accordance with applicable law and retains claims adjustment practitioners to engage in insurance claims adjusting businesses. A claims adjusting firm in the form of a partnership must have at least two claims adjustors and two-thirds of its partners should be claims adjustors who have at least three years’ working experience in claims adjustment and have no record of administrative penalties in relation to claims adjustment activities in the past three years. A claims adjusting firm in the form of a company must have at least eight claims adjustors and two shareholders among which at least two-thirds are claims adjustors who have at least three years’ working experience in claims adjustment and have no record of administrative penalties in relations to claims adjustment activities in the past three years.

The establishment of an insurance claims adjusting firm only requires the application for a business license from and registration with the SAMR, instead of both applying for business license and obtaining approval by the CIRC as previously required.

A claims adjusting firm may include a nationwide claims adjusting firm and regional claims adjusting firm. A nationwide claims adjusting firm can conduct business within the territory of the PRC and can establish branches in provinces other than its place of registration while a regional one can only conduct business and establish branches in the province where it is registered. A claims adjusting firm in the form of a company must file its business record with the CIRC if it is a nationwide claims adjusting firm or file with the local offices of the CIRC in the region where it is registered if it is a regional claims adjusting firm. A partnership firm must file its business record with the CIRC.

An insurance claims adjusting firm must meet certain requirements in order to engage in claims adjustment business which include, among others, i) its shareholders or its partners must meet the requirements mentioned above and its capital contribution must be self-owned, actual and lawful and must not be non-self-owned capital in various forms such as bank loan; and ii) it must have adequate working capital to support its day-to-day operation and risk undertaking in accordance with its business development plan. A nationwide entity must have at least RMB2 million working capital while a regional one must have at least RMB1 million.

An insurance adjusting firm may engage in the following businesses:

Upon approval of the CIRC, an insurance adjusting firm may engage in the following businesses:

●	inspecting, appraising the value of and assessing the risks of the subject matter before and after it is insured;

●	surveying, inspecting, estimating the loss of, adjusting and disposing of the insured subject matter after loss has been incurred;

●	risk management consulting; and

●	other business activities approved by the CIRC.

The name of an insurance adjusting firm must contain the words “insurance adjusting” and must avoid duplicating names of existing insurance claims adjusting firms. In any of the following situations, an insurance adjusting firm shall submit a written report to the CIRC when it within five days from the date the resolution for change has been passed: (i) change of name, domicile or business premises; (ii) change of shareholders or partners; (iii) change of registered capital or form of organization; (iv) change of names of shareholders or partners or capital contributions; (v) amendment to the articles of association or the partnership agreement; (vi) equity investment, establishment of offshore insurance related entities or non-operational organization; (vii) division, merger and dissolution or termination of insurance claims adjustment business of its branches; (viii) change of chairman of its board of directors, executive directors or senior management; (ix) being a subject of administrative or criminal penalties, or under investigation for suspected involvement in a crime; and (x) other reportable events specified by the CIRC.

Personnel of an insurance adjusting firm or its branches engaged in any of the insurance adjusting businesses described above must comply with the qualification requirements prescribed by the CIRC. The senior managers of an insurance adjusting firm must meet specific qualification requirements set forth in the POSAICA.

An insurance claims adjustment practitioner must join an insurance claims adjusting firm in order to conduct insurance claims adjustment activities. The insurance claims adjusting firm to which he or she belongs must register his or her information with the CIRC’s Insurance Intermediary Supervision Information System or IISIS. One person can only conduct insurance adjustment activities for one insurance claims adjusting firm and can only be registered with the IISIS through one insurance claims adjusting firm.

At least two insurance claims adjustment practitioners must be appointed to undertake each case of insurance claims adjustment businesses and the claims adjustment report shall be signed by at least two insurance claims adjustment practitioners engaged in the claims adjustment activities and chopped by the claims adjusting firm to which he or she belongs.

Regulation of Insurance Intermediary Service Group Companies

The principal regulation governing insurance intermediary groups is the Provisional Measures for Supervision and Administration of the Insurance Intermediary Service Group Companies (for Trial Implementation) (“保险中介服务集团公司监管办法（试行）”) issued by the CIRC on September 22, 2011 with immediate effect. According to the regulation, the term “insurance intermediary service group company” refers to a professional insurance intermediary company that is established in accordance with applicable laws and regulations and with the approval of the CIRC that exercises sole or shared control of, or is able to exert major influence over, at least two subsidiaries that are professional insurance intermediary companies primarily engaged in the insurance intermediary business.

An insurance intermediary service group company must have:

●	a registered capital of at least RMB100 million;

●	no record of material violation by investors of applicable laws and regulations in the previous three years;

●	at least five subsidiaries, among which at least two are professional insurance intermediary companies which contribute at least 50% of the total revenues of the group;

●	chairman (Executive director) and the senior management with qualifications stipulated by the CIRC;

●	perfect governance structure, sound organization, effective risk management and internal control management system;

●	business premises and office equipment which are suitable for the development of the businesses; and

●	other conditions stipulated by laws, administrative regulations and the CIRC.

The name of an insurance intermediary service group must contain the words “Group” or “Holding.” Its principal business must be equity investment, management and provision of supporting services. An insurance intermediary service group company shall, submit a written report to the CIRC and its local counterparts at the place of registration within five working days after the date of occurrence of the following: (i) changing its registered name or address; (ii) changing its registered capital; (iii) changing its equity structure by more than 5% or shareholders holding more than 5% of shares; (iv) changing its articles of association; (v) establishing, acquiring, merging or closing its subsidiary; (vi) engaging in related party transactions between member companies; (vii) disincorporating; (viii) significantly changing its business scope; or (ix) making a major strategic investment, suffering a significant investment loss or experiencing other material events or emergencies that affect or may affect the business management, financial status or risk control of the group. Senior managers of an insurance intermediary service group company must meet specific qualification requirements and appointment of the senior managers of an insurance intermediary service group company is subject to review and approval by the CIRC.

Regulations on Internet Insurance

The principal regulation governing the operation of internet insurance business is the Measures for the Supervision of the Internet Insurance Business (“互联网保险业务监管办法”), or the Measures, promulgated on December 7, 2020 and effective on February 1, 2021, replacing the Interim Measures for the Supervision of the Internet Insurance Business (“互联网保险业务监管暂行办法”), or the Interim Measures, issued on July 22, 2015 and effective on October 1, 2015.

According to the Measures, the term of “internet insurance business” refers to the business of concluding insurance contracts and providing insurance services by insurance institutions with internet technologies. Insurance institutions refer to insurance companies and insurance intermediaries which include insurance agents (except individual insurance agents), insurance brokerage firms and insurance claims adjusting firms. Insurance agents (except individual insurance agents) refer to professional insurance agencies, bancassurance-related ancillary insurance agencies and internet companies that have obtained licenses for engaging in insurance agency business in accordance with applicable laws and regulations. Non-insurance institutions are not allowed to conduct internet insurance business, including but not limited to, providing insurance product consultancy services, providing insurance product comparison, price quotation and price comparison services, designing insurance plans for the insureds and handling insurance application formalities on behalf of the insureds and collecting premiums by proxy.

A self-operated internet platform refers to an internet platform established by insurance institutions for conducting insurance business, by which insurance institutions can operate business independently and have full access to the data on the platform. The internet insurance business of an insurance institution shall be operated and managed by its headquarter with standardized and centralized business platform, business procedures and management system.

To carry out internet insurance business, an insurance institution shall meet the following requirements, among others: (i) making ICP filing in the case of operating a mobile application or website; (ii) maintaining independent information management system and core business system to support its internet insurance business operation; (iii) equipped with a comprehensive working mechanism for network security monitoring, information alert, emergency management, and cybersecurity protection measures for border protection, intrusion detection, data protection and disaster recovery; (iv) equipped with certified Safety Level-III Computer Information System for a self-operated online platform that can facilitate insurance sales and application and no lower than Safety level-II Computer Information System for self-operated online platforms without insurance sales and application functions; (v) having designated department and personnel for managing the internet insurance business; (vi) maintaining sound management system and operating procedures; (vii) having a sound Internet insurance business management system and operating rules; (viii) when an insurance company carries out Internet insurance sales, it shall comply with the relevant regulations of the CBIRC on solvency, supervision and evaluation of consumer rights and interests protection, etc.; (ix) professional insurance intermediaries shall be national institutions, and their business areas shall not be limited to the provinces (autonomous regions, municipalities directly under the Central Government, cities separately listed on the State plan) where the head office’s business license is registered, and comply with the relevant provisions of the CBIRC on the classified supervision of insurance professional intermediary institutions; (x) other conditions prescribed by the Bancassurance Regulatory Commission.

Insurance institutions shall carefully evaluate their own risk management and control capacity and customer service capacity, and rationally determine and choose insurance products and the scope of sales activities suitable for internet operations.

Insurance institutions engaging in internet insurance business shall establish official website and set up internet insurance column for information disclosure.

The Measures also specifies requirements on disclosure of information such as information regarding insurance products sold on the internet, the qualification of the insurance institutions operating the internet insurance business, contact methods for local support and compliant provides guidelines for the operations of the insurance institutions that engage in internet insurance business.

Regulation on Internet Life Insurance

The Notice on Further Regulation of Matters Relating to the Internet Life Insurance Business of Insurance Institutions (“关于进一步规范保险机构互联网人身保险业务有关事项的通知”), or the Notice, was issued on October 12, 2021, effective immediately. According to the Notice, internet life insurance business refers to the business activities of insurance companies to launch and sell internet life insurance products, conclude insurance contracts and provide insurance services by setting up self-operated network platforms or entrusting insurance intermediaries on their self-operated network platforms.

Insurance companies that meet relevant requirements of this Notice can conduct internet life insurance business without branches nationwide. If an insurance company entrusts an insurance intermediary to carry out internet life insurance business, the insurance intermediary should be a national institution. Where internet and offline distributions are both involved in a life insurance business, internet life insurance products shall not be sold, and the business area shall not be extended to areas without branches.

In order to carry out internet life insurance business, insurers (excluding internet insurance companies) shall meet the following conditions: (i) the comprehensive solvency ratio shall reach 120% and the core solvency ratio shall be no less than 75% for four consecutive quarters; (ii) the comprehensive risk rating shall be Class B or above for four consecutive quarters; (iii) the liability reserve adequacy ratio shall be higher than 100% for four consecutive quarters; (iv) the corporate governance level shall be C (qualified) or above; and (v) other conditions stipulated by the CBIRC.

Internet life insurance products are limited to accident insurance, health insurance (excluding long-term care insurance), term life insurance, life insurance with a coverage period of more than 10 years (excluding term life insurance), annuity insurance with a coverage period of more than 10 years, and other life insurance products stipulated by the CBIRC. Internet life insurance products that do not meet the requirements shall not be sold online, and their sales webpages shall not be publicly displayed on the internet or directly linked to from other webpages.

An insurance company applying for approval or distributing a newly approved life insurance with a payment period of more than 10 years (excluding term life insurance) and annuity insurance products with a coverage period of more than 10 years must meet the following conditions: (i) the comprehensive solvency ratio shall exceed 150% and the core solvency ratio shall be no less than 100% for four consecutive quarters; (ii) the comprehensive solvency margin shall exceed RMB3 billion for four consecutive quarters; (iii) the comprehensive risk rating shall be above Class A for four consecutive quarters (or six quarters within two years); (iv) no major administrative penalty imposed on the internet insurance business in the previous year; (v) the corporate governance level shall be B (good) or above; and (vi) other conditions stipulated by the CBIRC.

Insurance intermediaries selling life insurance with a payment period of more than 10 years (excluding term life insurance) and annuity insurance products with a coverage period of more than 10 years shall meet the following conditions: (i) experience in internet life insurance business for more than three years; (ii) complete sales management, policy management and customer service systems, as well as a safe, efficient and real-time internet payment and settlement system and process; (iii) no major administrative penalty imposed on the internet insurance business in the previous year; and (iv) other conditions stipulated by the CBIRC.

Regulation on Insurance Sales Behavior Management

On September 29, 2023, the NFRA issued the Measures for the Supervision of Insurance Sales Behavior (“保险销售行为管理办法”) (hereinafter referred to as the “Sales Measures”), effective from March 1, 2024.

According to the Sales Measures, only the following five categories of individuals are eligible to sell insurance:

●	Insurance Companies: Employees engaged in insurance sales, individual insurance agents, and individuals under other forms of employment managed as sales personnel.

●	Insurance Agencies: Individuals engaged in insurance agency services.

●	Insurance Brokers: Individuals engaged in insurance brokerage services.

The Sales Measures categorize insurance sales activities into three stages - pre-sale, mid-sale, and after-sale behaviors - and regulate them accordingly.

Management of Insurance Pre-sale Behaviors

The NFRA requires (i) prohibition of cross-regional business expansion beyond authorized business scope, regional boundaries, and institutional authorization; (ii) alignment of data with regulatory requirements; (iii) establishment of a tiered management mechanism for insurance sales practitioners based on their qualifications, sales abilities, integrity and ethics level; (iv) classification of life insurance products by product types, complexity, risk level and affordability; (v) pre-sales product suitability assessment on the policyholders; (vi) restrictions on the pre-sales promotion of insurance, including the requirement for insurance institutions to conduct pre-approval and authorization for the dissemination of insurance sales promotional information by insurance sales practitioners; and (vii) Prohibition of Speculative Sales.

Management of Insurance Mid-sale Behaviors

The NFRA requires (i) consultative sales of insurance products to the insured based on their needs, risk and premium affordability, purchased similar insurance, etc. (ii) restriction on compulsory bundled-sales and default selection of insurance products via information systems or webpages to enter into insurance contracts with the insured; (iii) retrospective management of insurance sales process for insurance product sales activities through methods such as audio recording, video recording, sales page management, and recording operational traces; and (iv) funds management mechanism mandates strict oversight, adherence to regulations, and prohibits unethical practices by insurance personnel to ensure the integrity and proper handling of funds in the insurance sector.

Management of Insurance After-sale Behaviors

The NFRA requires (i) notification of salesperson departure or (ii) agency cooperation termination to the insured within 30 days, and (iii) protection of policyholders’ interest following the departure of insurance salespersons or the termination of cooperation.

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

The Administrative Measures for the Suitability of Future Investors in securities (“证券期货投资者适当性管理办法”), hereinafter referred to the “Measures No. 130”, which was promulgated by the CSRC on December 12, 2016 and recently amended on August 12, 2022 and took effect on the even date, stipulates that investors are categorized into ordinary investors and professional investors. Different types of investors have different criteria. Fund distributors shall perform the corresponding disclosure obligation, and distribute or provide appropriate products to appropriate investors based on such factors as different risk bearing capacities of investors and different risk degrees of products or services.

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

Our group conducts the distribution of publicly raised funds through a subsidiary of the VIE, Fanhua Puyi, which has obtained its License to Conduct Securities and Futures Business from the CSRC in 2013 and has had the license renewed on March 9, 2017 the latest. With its license, Fanhua Puyi can conduct business of fund product distribution. As of June 30, 2024, Fanhua Puyi had a total of 197 qualified fund professionals. It is also an active member of the AMAC with its membership being valid through May 14, 2025.

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

The AMAC has amended the AMAC Rules and the Provisions on Matters Concerning Implementation of the Administrative Rules for Fund Practitioners(“《基金从业人员管理规则》及《关于实施〈基金从业人员管理规则〉有关事项的规定》”) and has promulgated them on November 24, 2023, which took effect on the same date. Such amendment focused on the respects of specifying compliance and integrity requirements for the objects governed, increasing circumstances for practitioners’ qualification accreditation, reinforcing subsequent training and guidance, and so forth.

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

The AMAC promulgated the Publicly Raised Securities Investment Funds Investor Education Work Guidance (Draft for Comments)(“《公开募集证券投资基金投资者教育工作指引(试行)》”) on September 4, 2023, effective on the same date. Such Guidance mainly encompasses provisions on definition and scope of investor education; targets, principles, contents and routes of investor education; guidance for the industry to introduce investor education into enterprise cultures and various businesses; reinforcing resources guarantee for investor education in systemic, organizational, personnel, procedural, funding and other respects; and establishing investment education resources sharing mechanism and evaluation system.

On December 8, 2023, the CSRS promulgated the Provisions on Reinforcing Administration of Publicly Raised Securities Investment Fund Securities Transactions, aiming to regularize administration of fund managers’ securities trading commission and its distribution, protect legitimate rights and interests of fund unit holders and raise securities companies’ competency in serving institutional investors. It mainly encompasses provisions on modes for fund managers to participate securities trading, including entrustment of a securities company (hereinafter referred to as “Securities Company Trading Mode”) and leasing of trading units from securities companies; the trading fee rate for the funds administered by fund managers being the stock trading commission rate for passive equity funds, which in general shall not exceed the market average stock trading commission rate and shall not be used as disguised form for payment of research service and other fees; when other funds are paying research service fee in the form of trading commission, the stock trading commission rate in general shall not exceed twice of the market average stock trading commission rate. Except for the funds managed by fund managers adopting Securities Company Trading Mode, the annual trading commission total amount generated from the securities trading entrusted to one securities company by one fund manager shall not exceed 15% of the total commission for all the fund’s securities trading in that current year. Securities brokerage subsidiary(ies) controlled by a security company shall be consolidated into its parent company when computing the aforesaid ratio; mangers of stock and hybrid funds with total amount of the funds managed below RMB1,000,000,000 are exempted from the aforesaid ratio limitation, provided that the annual trading commission total amount generated from the securities trading entrusted to one securities company by one fund manager shall not exceed 30% of the total commission for all the fund’s securities trading in that current year. In Addition, it also provides for the contents of and requirements for fund managers’ information disclosure, internal system requirements for fund managers and securities companies, and so forth.

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

Unlike the distribution of publicly raised funds, neither the Securities Investment Fund Law nor the Interim Measures for Privately Raised Funds requires fund distributor to obtain any license or permit before engaging in such business. Such requirement was set out in the Measures for Administration of the Distribution of Privately Raised Investment Funds (“私募投资基金募集行为管理办法”), hereinafter referred to as the “Measures for Privately Raised Fund Distribution”), issued by AMAC on April 15, 2016. In order to implement the relevant provisions of the Regulation on Supervision and Administration of Privately Raised Investment Fund(“《私募投资基金监督管理条例》”), the CSRS promulgated the Measures for Supervision and Administration of Privately Raised Investment Fund (Draft for Comment)(“《私募投资基金监督管理办法（征求意见稿）》”), aiming at overall amendment to the Interim Measures for Privately Raised Funds and further articulation, materialization and perfection of the relevant provisions in the Regulation on Supervision and Administration of Privately Raised Investment Fund. It has expressly provided that privately raised fund managers, privately raised fund sales institutions and their practitioners are prohibited from committing any of the acts as follows: (i) the acts under Article 20 of the Regulation on Supervision and Administration of Privately Raised Investment Fund; (ii) providing an investor with convenience to meet the requirements of qualified investors such as piecing together by several persons, borrowing or lending money, etc.; (iii) giving promotional materials and recommendations to unspecific investors, with the exception of giving promotional materials and recommendations to qualified investors through a website, an application, or any other Internet medium with procedures to determine specific investors; (iv) using “safety”, “high return”, “target rate of return”, or any other expression that may render investors unable to accurately understand the risk of a privately raised fund; (v) directly or indirectly giving investors a promise to protect the principal and return, including the protection of the principal of investments from loss, a fixed proportion of loss, and a promise of minimum return; (vi) false statement, misleading statement, or material omission in promotional and recommendation materials; (vii) giving misleading publicity and recommendations by means of credit enhancement under the guise of registration and filing, the custody of a financial institution, government funding, or third party redemption, among others; (viii) using properties of the publicly raised fund to cover the expenses in the course of fund raising; and (ix) other acts prohibited by laws, administrative regulations, and the CSRC. The shareholders, partners, actual controllers and affiliates of privately raised fund managers may not commit or commit in a disguised form any of the aforesaid acts.

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

In order to regularize privately raised investment fund investment activities, protect the legitimate rights and interests of investors, and promote healthy development of the industry, the AMAC consolidated the Privately Raised Investment Fund Filing Notice(“《私募投资基金备案须知》”), the Privately Raised Investment Fund Filing Concerns(“《私募投资基金备案关注要点》”) and other rules current then into the Privately Raised Investment Fund Filing Guidelines No.1 – Privately Raised Securities Investment Fund and the Privately Raised Investment Fund Filing Guidelines No.2 – Private Equity and Venture Capital Investment Fund(“《私募投资基金备案指引第1号——私募证券投资基金》《私募投资基金备案指引第2号——私募股权、创业投资基金》”) (hereinafter referred to as the “Filing Guidelines No.1 and No.2”), which were promulgated and effective as of September 28, 2023. The aforesaid Guidelines set out comprehensive rules on fund filing, change in filing information, fund liquidation business, and so forth. As of the implementation of the Filing Guidelines No.1 and No.2, the Privately Raised Investment Fund Filing Notice and the Privately Raised Investment Fund Concerns had been repealed and the AMAC was to handle fund filing, change in filing information and fund liquidation business of privately raised investment funds by the Filing Guidelines No.1 and No.2. After the implementation of the Filing Guidelines No.1 and No.2, privately raised investment funds who have attended to the filing formalities may carry on their fund raising, investment and operation activities by the original rules, provided however that, when attending to change in filing information formalities, the provisions of the Filing Guidelines No.1 and No.2 shall apply to the matters for which any change is sought.

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

The AMAC promulgated the Guidelines on Privately Raised Securities Investment Funds Operation (“私募证券投资基金运作指引”, hereinafter referred to as the “Guidelines”) on April 30, 2024, which took effect on August 1, 2024. The Guidelines mainly address issues in fund-raising, investment, operation and other business activities of privately raised funds, encompassing provisions on: (i) threshold requirements of RMB10,000,000 for initial fund-raising of privately raised funds and of RMB5,000,000 for subsequent fund scales; (ii) requisite provisions in fund contracts on three-month or above lock-up period for investor shares; and (iii) requirements that investment in the same asset by a single privately raised securities investment fund shall not exceed 25% of the fund’s net assets and that investment in the same asset by all privately raised securities investment funds managed by the same privately raised fund manager shall not exceed 25% of such asset, and the exceptions thereto.

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

On July 3, 2023, the State Council promulgated the Supervisory and Administrative Regulations for Privately Raised Investment Funds (“私募投资基金监督管理条例”), hereinafter referred as to the “Regulations for Privately Raised Funds”, effective on September 1, 2023. The main purposes of the Regulations for Privately Raised Funds include (i) to regulate business activities of Privately Raised Investment Funds (hereinafter referred as to the “Privately Raised Funds”), (ii) to protect legitimate rights and interests of investors and other stakeholders, and (iii) to facilitate normative and healthy development of the industry. The Regulations for Privately Raised Funds shall apply to investment activities as described below: (i) within the territory of the PRC, (ii) to raise fund by non-public means, (iii) to establish investment funds or, for investment purpose, to establish company or partnership by law, (iv) to manage the fund through a privately raised fund manager or general partner, and (v) to carry out investment activities for the benefit of investors. The Regulations for Privately Raised Funds encompasses provisions mainly in five respects: (i) prominent regulatory requirements on key players; (ii) all-round regulation on fund-raising activities and filing requirement; (iii) regulation on investment activities; (iv) articulated market-based exit mechanism; and (v) abundant operational and post-operational regulatory tools and intensified punishments on illegal and irregular acts. Furthermore, the Regulations for Privately Raised Funds has, in its General Provisions, expressly adopted classified regulation on venture capital funds and has set a separate chapter therefor to articulate conditions for venture capital funds in terms of scope of investment, term of investment, contractual tactics, and so forth and to reinforce coordination between venture capital fund regulatory policies and development policies. Given that the Regulations for Privately Raised Funds is promulgated by the State Council, the highest administrative authority of the PRC, it ranks at the third level in terms of effectiveness, i.e. inferior to constitution and laws passed by the National People’s Congress and the SCNPC but superior to local and departmental regulations. If any local and departmental regulations or normative documents regarding privately raised funds conflict with such Regulations for Privately Raised Funds, the Regulations for Privately Raised Funds shall prevail.

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

The AMAC amended and renamed the Fund Manager Filing and Registration Rules into the Securities and Futures Institutions’ Investment Management Personnel Registration and Filing Rules(“《证券期货经营机构投资管理人员注册登记规则》”) in November 24, 2011, effective as of the same date. By such Rules, investment management personnels are defined as fund managers and investment managers (i) in publicly raised fund managers responsible for management of publicly raised funds, (ii) in securities and futures institutions responsible for management of privately raised assets, (iii) in securities and futures institutions responsible for management of annuity, pension or social security fund investment, and (iv) actually performing such duties. Such Rules shall also apply mutatis mutandis to investment management personnel in fund management company’s and securities company’s subsidiaries responsible for privately raised equity investment fund management business. In addition, specific provisions have been set out on registration, change and deregistration of fund managers, registration and deregistration of investment managers, as well as daily administration of and supervision on them. Such Rules repeals all prior rules in that regard.

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

PRC Regulations Relating to Company Establishment and Foreign Investment

The establishment, operation and management of corporate entities in China is governed by the Company Law of the PRC (“公司法”), hereinafter referred to as the “Company Law”, which took effect on July 1, 2024. According to the Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The registered capital of the company shall be paid up within five years from the date of establishment. The Company Law applies to both PRC domestic companies and foreign-invested companies. A wholly foreign-owned enterprise is regulated by the Foreign Investment Law of the People’s Republic of China (“外商投资法”), hereinafter referred to as the “Foreign Investment Law” and the Implementation Regulations for the Foreign Investment Law of the PRC (“外商投资法实施条例”). According to the laws and regulations, foreign investors may freely remit into or out of China, in Renminbi or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on within the territory of China. According to these regulations, foreign-invested enterprises in the PRC may only pay dividends out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside general reserves of at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the laws regarding foreign investment provide otherwise. In addition, PRC companies may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves and employee welfare and bonus funds are not distributable as cash dividends. A PRC company may not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

In September 2016, the National People’s Congress Standing Committee published its decision to revise the laws relating to wholly foreign-owned enterprises and other foreign-invested enterprises. Such decision, which took effect on October 1, 2016, changes the “filing or approval” procedure for foreign investments in China such that foreign investments in business sectors not subject to special administrative measures will only be required to complete a filing instead of the existing requirements to apply for approval. The special entry management measures shall be promulgated or approved to be promulgated by the State Council. Pursuant to a circular issued by NDRC and MOFCOM on October 8, 2016, the special entry management measures shall be implemented with reference to the relevant regulations as stipulated in the Catalogue of Industries for Guiding Foreign Investment (“外商投资产业指导名录”) in relation to the restricted foreign investment industries, prohibited foreign investment industries and encouraged foreign investment industries. The Provisional Administrative Measures for Filing of Establishment and Modifications of Foreign Investment Enterprises (“外商投资企业设立及变更备案管理暂行办法”) has been repealed by the Measures for the Reporting of Foreign Investment Information (“外商投资信息报告办法”), hereinafter referred to as the “Measures for Reporting”, promulgated by the MOFCOM and the State Administration for Market Regulation on December 30, 2019, effective on January 1, 2020. Pursuant to the Measures for Reporting, foreign investors or foreign-funded enterprises shall report investment information to MOFCOM through the enterprise registration system and the National Enterprise Credit Information Publicity System.

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

Since 2012, the SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedure. Pursuant to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of the SAFE. In addition, domestic companies are no longer limited to extend cross-border loans to their offshore subsidiaries but are also allowed to provide loans to their offshore parents and affiliates and multiple capital accounts for the same entity may be opened in different provinces. The SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration for Domestic Direct Investments by Foreign Investors and the Supporting Documents (“关于印发《外国投资者境内直接投资外汇管理规定》及配套文件的通知”) on May 10, 2013, which specifies that the administration by the SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by the SAFE and its branches. In February 2015, the SAFE promulgated the SAFE Circular 13(“国家外汇管理局关于进一步简化和改进直接投资外汇管理政策的通知”), which took effect on June 1, 2015. The SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of the SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

The SAFE promulgated the Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (“关于改革外商投资企业外汇资本金结汇管理方式的通知”), hereinafter referred to as the “Circular 19”, effective on June 1, 2015, in replacement of the SAFE Circular 142 (the Circular on Improving Business Operating Issues Concerning the Administration of Foreign Exchange Payment and Settlement of Capital of Foreign-Invested Enterprises) (“关于完善外商投资企业外汇资本金支付结汇管理有关业务操作问题的通知”). According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans or the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Circular on Reforming and Regulating the Foreign Exchange Settlement Management Policy of Capital Account (“关于改革和规范资本项目结汇管理政策的通知”), hereinafter referred to as the “Circular 16”, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of the Circular 19 or Circular 16 could result in administrative penalties, which was amended by SAFE Circular on Further Deepening Reform and Facilitating Cross-border Trade and Investment (“国家外汇管理局关于进一步深化改革促进跨境贸易投资便利化的通知”), effective on December 4, 2023.

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

On December 4, 2023, the SAFE promulgated the Circular on Further Deepening Reform and Promoting Cross-border Trade and Investment Convenience(“《关于进一步深化改革促进跨境贸易投资便利化的通知》”), effective on the same date (with Item 7 under such Circular to take effect on June 3, 2024). Such Circular sets out provisions on requirements and measures concerning advancing facilitation in foreign exchange receipts and payments, expanding capital account facilitation policy, optimizing capital account foreign exchange administration, and so forth.

On September 28, 2023, the MOFCOM promulgated the Circular of General Office of Ministry of Commerce on Carrying on Building the Overseas Enterprise and Outbound Investment Liaison and Service Platform(“《商务部办公厅关于继续做好境外企业和对外投资联络服务平台相关工作的通知》”) and carried out renovation and upgrading of such platform by adding to its unified service system platform an application “Overseas Enterprise and Outbound Investment Liaison and Service Platform” to release on a regular basis overseas public sentiment and risk information, reports on public sentiment and risk information, key country risk monitoring, and so forth and to provide strong support to enterprises engaging in overseas investment and advancing international cooperation and exchange.

On April 3, 2024, the SAFE promulgated the Guidance on Foreign Exchange Business under the Capital Account (2024)(“《资本项目外汇业务指引（2024年版）》”) to (i) further breakdown and articulate some principles in handling business, (ii) incorporate provisions of the latest laws and regulations and foreign exchange administrative licensing policies, (iii) update certain provisions, (iv) add provisions on cross-border financing facilitation in foreign debt contract registration and on capital account digitalization business, and (v) increase operability of capital account business. Such Guidance repealed upon its effectiveness the Guidance on Foreign Exchange Business under the Capital Account (2020)(“《资本项目外汇业务指引（2020年版）》”).

PRC Regulations Relating to Foreign Debt

We are an offshore holding company conducting operations in China through our PRC subsidiaries and the VIE and its subsidiaries, which are consolidated into our financial statements. As an offshore holding company, we may make additional capital contributions to our PRC subsidiaries subject to approval from the local department of commerce and the SAFE regulations concerning foreign exchange as discussed in “PRC Regulations Relating to Foreign Exchange,” with no limitation on the amount of capital contributions. We may also make loans to the WFOEs and the VIEs subject to the approval from SAFE or its local office and the limitation on amount of loans.

By means of making loans, our PRC subsidiaries and the VIE are subject to the relevant PRC laws and regulations relating to foreign debts. On January 8, 2003, the NDRC, SAFE and Ministry of Finance jointly promulgated the Circular on the Interim Administrative Measures for Foreign Debts (“外债管理暂行办法”), hereinafter referred to as the “Foreign Debts Administrative Measures,” which took effect on March 1, 2003, and partially repealed on May 10, 2015. Pursuant to the Foreign Debts Administrative Measures, the total amount of foreign loans received by a foreign-invested company shall not exceed the surplus between the total investment in projects as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company. In addition, on January 12, 2017, the People’s Bank of China (the “PBOC”) promulgated the Circular on Matters Concerning Macro-Prudential Administration of Cross-Border Financing in General (“关于全口径跨境融资宏观审慎管理有关事宜的通知”), hereinafter referred to as the “PBOC Circular 9”, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested companies and domestic-invested companies. Pursuant to the PBOC Circular 9, the foreign debt upper limit for both foreign-invested companies and domestic-invested companies is calculated as twice the amount of the net asset of such companies. As to net assets, the companies shall take the net assets value stated in their latest audited financial statement.

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

The PBOC Circular 9 does not supersede the Foreign Debts Administrative Measures. It provides a one-year transitional period from its promulgation date to foreign-invested companies, such as our WFOEs, which are permitted to choose their calculation method of foreign debt upper limit based on either the Foreign Debts Administrative Measures or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, the PBOC and the SAFE shall reevaluate the calculation method for foreign-invested companies and determine what the applicable calculation method shall be. On January 7, 2021, the PBOC and the SAFE issued the Circular on Adjusting Macro-Prudential Parameters for Enterprises’ Cross-Border Financing (“关于调整企业跨境融资宏观审慎调节参数的通知”), hereinafter referred to as the “Circular 5”, which sets out the macro-prudent adjustment parameters and a multiplier to decide the upper limit of outstanding cross-border financing an institution can have. The Circular 5 lowers the multiplier from 1.25 to 1. On October 25, 2022, the PBOC and SAFE jointly declared that the macro-prudential adjustment parameter for Enterprises’ Cross-Border Financing was adjusted from 1 back to 1.25. On July 20, 2023, the PBOC and the SAFE jointly declared that the macro-prudential adjustment parameter for Enterprises’ Cross-Boarder Financing was adjusted from 1.25 to 1.5.

PRC Regulations Relating to Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law (2024), the Foreign Investment Law (2019), and the Implementation Regulations for the Foreign Investment Law (2019). Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

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

The SAFE Circular 37 was issued to replace the SAFE Circular 75 (the Circular on Relevant Issues Concerning Foreign Exchange Administration in Respect of Financing and Round-trip Investments by Domestic Residents through Overseas Special Purpose Vehicles (“关于境内居民通过境外特殊目的公司融资及返程投资外汇管理有关问题的通知”). The SAFE further enacted the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investment (“关于进一步简化和改进直接投资外汇管理政策的通知”), hereinafter referred to as the “SAFE Notice 13” effective on June 1, 2015, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of the SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

On November 10, 2023, the PBOC and the SAFE jointly promulgated the Regulation on Foreign Institutional Investors’ Domestic Securities and Futures Investment Capital Administration (Draft for Comment)(“《境外机构投资者境内证券期货投资资金管理规定（征求意见稿）》”), amending the Regulation on Foreign Institutional Investors’ Domestic Securities and Futures Investment Capital Administration(“境外机构投资者境内证券期货投资资金管理规定》”) to the effect that (i) abolishing the administrative licensing requirement for QFII/RQFII to attend to capital registration with the SAFE, (ii) no longer distinguishing the RMB special deposit account for securities and derivatives transactions, (iii) no longer requiring conversion of the principal and investment return in the RMB account corresponding to the foreign currency account before remitting out, i.e. the RMB amount can be remitted out directly, and (iv) QFII/RQFII being able to handle foreign exchange spot settlement and sale and foreign exchange derivative product transactions by means of, among others, through other domestic financial institutions qualified to carry out foreign exchange settlement and sale business.

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

On December 24, 2021, the CSRC promulgated the Administrative Provisions of the State Council on Overseas Offering and Listing of Securities by Domestic Enterprises (Draft for Comments) (“国务院关于境内企业境外发行证券和上市的管理规定（草案征求意见稿）”) and the Administrative Measures for Filing by Domestic Enterprises of Overseas Securities Issuance and Listing Overseas (Draft for Comments) (“境内企业境外发行证券和上市备案管理办法（征求意见稿）”), both of which having been integrated into the Provisional Administrative Measures on Overseas Offering and Listing of Securities by Domestic Enterprises (“境内企业境外发行证券和上市管理试行办法”) promulgated on February 17, 2023, which took effect on March 31, 2023. Thereafter, the CSRC promulgated seven Guidelines for Application of Regulatory Rules on Overseas Offering and Listing (“七项监管规则适用指引”) with immediate effect, hereinafter collectively referred to as the “Administrative Measures and Supporting Guidelines on Overseas Offering and Listing”. The Administrative Measures and Supporting Guidelines on Overseas Offering and Listing are mainly to (i) regulate domestic enterprises’ activities of overseas securities offering and listing, and (ii) facilitate domestic enterprises’ healthy development by utilizing overseas capital markets in compliance with laws and regulations. The Administrative Measures and Supporting Guidelines on Overseas Offering and Listing mainly comprise: (i) implementing unified filing requirements for direct and indirect securities offering and listing by domestic enterprises; specifying overseas securities offering and listing by domestic enterprises governed by these Administrative Measures; setting up a negative list administration mechanism; setting no extra thresholds and conditions for overseas listing other than those express negative conditions such as prohibition by law, possibility to endanger national security, the enterprise or its controlling shareholder (actual controller) being involved in crime material breach of law or material irregularity, shareholding of controlling shareholder (or the shareholder controlled by controlling shareholder or actual controller) under material title dispute, and so forth; (ii) specifying filing requirements, including the subject, timing and procedure of filing; (iii) reinforcing regulatory concertation by establishing overseas offering and listing of securities regulatory concertation mechanism, improving cross-border securities regulatory cooperation arrangements, and establishing filing information notification and other mechanisms; (iv) specifying legal liabilities for failure to comply with the filing requirements, false filing materials and other illegal or irregular acts and raising the costs of illegal or irregular acts; and (v) increasing systemic flexibility, i.e. relaxing circumstance specific restrictions (such as those under the circumstances of stock option incentive and shares issued to purchase assets) on persons receiving shares issued in the event of direct offering and listing overseas, relaxing currency restrictions to allow fund raising and dividend distribution in RMB; further facilitating “full circulation” by allowing holders of domestic non-listed shares in domestic enterprises directly listed overseas to, upon registration, convert such shares into overseas floating shares.

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

PRC Regulations Relating to Share Incentive Plan

On February 15, 2012, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration in Respect of Domestic Residents Participating in Share Incentive Plans of Offshore Listed Companies (“关于境内个人参与境外上市公司股权激励计划外汇管理有关问题的通知”), hereinafter referred to as the “Offshore Share Incentive Plan Rules”, replacing the previous rules issued by the SAFE in March 2007. Under the Offshore Share Incentive Plan Rules and other relevant rules and regulations, PRC residents who participate in a share incentive plan in an overseas listed company are required to register with the SAFE or its local branches and complete certain other procedures. Participants of a share incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiaries of the overseas listed company or another qualified institution selected by the PRC subsidiaries, to conduct the SAFE registration and other procedures with respect to the share incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the share incentive plan if there is any material change to the share incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to the SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by PRC residents from the sale of shares under the share incentive plans granted and dividends distributed by overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company must register with the SAFE or its local branches before exercising such rights.

PRC Regulations Relating to Tax

Enterprise Income Tax

Under the People’s Republic of China Enterprise Income Tax Law (“企业所得税法”), hereinafter referred to as the “Enterprise Income Tax Law”, which was promulgated on March 16, 2007, took effect on January 1, 2008, and was last amended on December 29, 2018 and the Implementation Regulations of the Enterprises Income Tax Law (“企业所得税法实施条例”), which was promulgated by the State Council on December 6, 2007, took effect on January 1, 2008, and was last amended on April 23, 2019 (hereinafter collectively referred to as the “EIT Laws”), enterprises are categorized into resident enterprises and non-resident enterprises. Enterprises established inside the PRC and those established outside but with “de facto management bodies” within the PRC are considered as “resident enterprises” for EIT laws purposes and are generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administrative of Taxation (the “SAT”) promulgated the Circular on Issues concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of De Facto Management Bodies (“关于境外注册中资控股企业依据实际管理机构标准认定为居民企业有关问题的通知”), hereinafter referred to as the “SAT Circular 82”, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise incorporated offshore is located in China, but Article 7, paragraph 1 has been repealed by the Decision on Promulgation of the Catalogues of Repealed Departmental Rules and Regulatory Documents of Tax Authorities (“关于公布失效废止的税务部门规章和税收规范性文件目录的决定”), hereinafter referred to as the “Order No. 42 of the State Administration of Taxation”), dated December 29, 2017. Further to the SAT Circular 82, in 2011, the SAT promulgated the Administrative Measures for Enterprise Income Tax on Chinese-Controlled Enterprises Registered Overseas (Provisional) (“境外注册中资控股居民企业所得税管理办法（试行）”), hereinafter referred to as the “SAT Bulletin 45”), to provide more guidance on the implementation of the SAT Circular 82. SAT Bulletin 45 was amended by Announcement on Amending Administrative Measures for Assessment and Collection of Enterprise Income Tax on Non-Resident Enterprises and Other Documents (“关于修改《非居民企业所得税核定征收管理办法》等文件的公告”), hereinafter referred to as the “SAT Bulletin 22”), dated April 17, 2015 and effective on June 1, 2015.

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

The Ministry of Finance, the SAT and the NDRC jointly promulgated the Circular of Tax Policy Issues concerning Deepening Implementation of the Western Development Strategy (“关于深入实施西部大开发战略有关税收政策问题的通知”) on July 27, 2011, which took effect on July 1, 2011 and were amended on April 23, 2020. Under these regulations the enterprise income tax on an enterprise in an encouraged industry established in Western China shall be paid at a reduced rate of 15%, instead of the statutory enterprise tax rate of 25%, including foreign-invested enterprises. This incentive was first implemented in 2011 for 10 years, and has been extended to 2030. To qualify, enterprises must have 60% or more of their revenue from major businesses within the Catalogue of Encouraged Industries in Western Region. Puyi Consulting is qualified for west development taxation preference and is subject to an income tax rate of 15%.

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

The Measures for the Security Review of Foreign Investment (“外商投资安全审查办法”), hereinafter referred to as the “Review Measures”), was issued by the National Development and Reform Commission and the MOFCOM on December 19, 2020 and took effect on January 18, 2021. The Review Measures consists of 23 articles, stipulating the applicable types of foreign investment, authority, scope, procedures, supervision and implementation of decisions, and handling violations of security review. The Review aims to further regulate and improve accuracy and transparency of review work, minimize impact on foreign investment activities, and protect the motivation and legitimate rights and interests of foreign investors.

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

On April 13, 2020, the CAC and eleven other government authorities (including but not limited to the Ministry of Industry and Information Technology, the MOFCOM, the Ministry of Public Security, the National Development and Reform Commission, and the State Administration for Market Regulation) promulgated the Measures for Cyber Security Review (2020) (“网络安全审查办法”). The Measures for Cyber Security Review provides and elaborates the applicable scope, procedure and factors of cyber security review.

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

On March 22, 2024, the CAC promulgated the Provisions on Facilitating and Regularizing Cross-border Data Transfer(“《促进和规范数据跨境流动规定》”), effective on the same date. The Provisions expressly set forth the conditions for exemption from declaration for cross-border data transfer security assessment, conclusion of personal information cross-border transfer standard contract, and undergoing personal information protection certification; the conditions for outbound data transfer to be declared for cross-border data transfer security assessment through local provincial cyberspace administration authority and by the Cyberspace Administration of China are set out as follows: (i) a critical information infrastructure operator is to transfer outbound personal information or important data; or (ii) a data processor other than a critical information infrastructure operator is to transfer outbound important data or (x) over 1,000,000 personal information (not including sensitive personal information), or (y) over 10,000 sensitive information in accumulation since January 1 of the current year. Where Articles 3, 4, 5 or 6 provides otherwise, such Articles shall prevail. The cross-border data transfer security assessment certification shall remain effective for three years commencing from its issuance date; within six months prior to its expiration, renewal application can be filed by law for another three-year effective period. In the event of any conflict between such the Measures for Security Assessment of Cross-Border Data Transfer promulgated on July 7, 2022 (by the Cyberspace Administration of China order 11) or the Measures for the Standard Contract for Cross-border Transfer of Personal Information promulgated on February 22, 2023 (by the Cyberspace Administration of China order 13), such Provisions shall prevail.

On January 4, 2024, the National Technical Committee 260 on Cybersecurity of Standardization Administration of China promulgated the Circular on Draft for Comment of the National Standards - Information Security Technology and Administration System Requirements(“关于国家标准<信息安全技术 信息安全管理体系要求>征求意见稿征求意见的通知》”). Such National Standards encompasses ten chapters and one schedule: the first three chapters defines its general factors of scope, normative reference documents, and terms and definitions; the chapters from 4 onward set out its main technical contents of organizational environment, leadership, planning, support, operation, performance appraisal and improvement; and Schedule A sets out the information security control measures required by the information security manage system under Standard GB/T22081. Implementation of such standards, aims at (i) rendering the various organizations to maintain confidentiality, completeness and availability of organizational information through the application of risk management process, assisting the organizations in efficiently managing information security risks, and improving the organizations’ information security management competency; and (ii) guiding the certification bodies in their ISMS certification work and advancing certifications mutual recognition between domestic and foreign certification bodies.

On January 11, 2024, the Ministry of Finance promulgated the Guidance on Reinforcing Data Assets Management(“《关于加强数据资产管理的指导意见》”), aiming at regularizing and reinforcing data assets management and better facilitating digital economy development. The Guidance sets out main tasks of data assets management administration: to manage data assets by laws and regulations, to clarify rights and obligations in relation to data assets, to perfect the standards in relation to data assets, to reinforce management of data assets application, and so forth. It also articulates that, where the right-holder of public data assets is to make available to the public such data assets, security management and availability system mechanisms shall be established. It is encouraged to explore various data assets development and exploitation modes in data enrichment industries of finance, traffic, medical care, energy, industrial, telecommunication, and so forth.

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

On August 8, 2023, the CAC promulgated the Face Recognition Technology Application Security Management Rules (Interim) (Draft for Comment)(“《人脸识别技术应用安全管理规定（试行）（征求意见稿）》”), expressly providing for face recognition technology application security requirements: (i) the principle of “No Use Unless Necessary”, and (ii) use of face recognition technology shall be subject to knowing and voluntary consents of the individuals. It also expressly provides for protection of rights and interests in personal information and other personal and proprietary rights, maintenance of social order and public security, and so forth.

On September 12, 2023, the AMAC promulgated the first recommendatory group standards the Fund Management Company Mobile Internet Application Technical Specifications (“基金管理公司移动互联网应用程序技术规范》”)(hereinafter referred to as the “Specifications”), effective on the same date. Such Specifications governs provision to users of financial business-related mobile internet applications and their back-end services by publicly raised fund management companies and provides for technical requirements in terms of software security, users’ personal information security, compatibility, performance, interaction and so forth for publicly raised fund management companies’ mobile internet applications and the management requirements in the process of software research, development, operation and maintenance.

PRC Regulations Relating to Foreign-Related Civil Relationships

On December 28, 2023, the Supreme People’s Court promulgated the Interpretation of Several Issues concerning Application of International Treaties and International Practice in Trial of Foreign-related Civil and Commercial cases(“关于审理涉外民商事案件适用国际条约和国际惯例若干问题的解释》”), effective on January 1, 2024. The interpretation has nine articles in total, articulating that (i) where the trial of a civil or commercial case involves application of two or more international treaties, the People’s Court shall determine which one to apply on the basis of their applicability clauses; (ii) where the parties to a contract invoke an international treaty that has not yet taken effect on the People’s Republic of China, the People’s Court may ascertain their rights and obligations as per the provisions of such international treaty, provided however that no mandatory provisions of the laws and administrative regulations of the People’s Republic of China is breached and that no sovereignty, security or social public interest of the People’s Republic of China is undermined; and (iii) where the parties to a foreign-related civil or commercial contract expressly select application of international practice or the parties assert rights and obligations by international practice, the People’s Court shall support it.

The People’s Republic of China Civil Procedural Law (amended in 2023 and effective as of January 1, 2024) provides for an extensive jurisdiction for the People’s Court: not only jurisdiction over non-status relation foreign-related civil litigations on the basis of place of contract conclusion, place of contract performance, place where the target matter locates, place where the seizable property locates, place of tortious act, and representative office in China, but also jurisdiction over foreign related civil litigations of other proper connection with the People’s Republic of China. Furthermore, where no jurisdiction objection has been raised and a reply or counterclaim has been instituted, the People’s Court is deemed to have jurisdiction.

On August 30, 2023, the Judicial Committee of the Supreme People’s Court promulgated the Interpretation of Several Issues concerning Application of the People’s Republic of China Foreign-related Civil Relationships Law Application Law (2nd)(“关于适用<中华人民共和国涉外民事关系法律适用法>若干问题的解释（二）》”), effective on January 1, 2024. The Explanation provides that (i) where the parties select application of a foreign law, they shall provide the same; or (ii) where the parties do not select application of a foreign law, the People’s Court shall ascertain such foreign law. The People’s Court may ascertain foreign laws by the means as follows: (i) provision by the parties; (ii) provision by the foreign central or competent authority through judicial assistance channel; (iii) provision by our embassy or consulate stationed in such foreign state at the request of the Supreme People’s Court; (iv) provision by a participant of a law ascertaining cooperation mechanism established or participated by the Supreme People’s Court; (v) provision by an expert of the International Commercial Expert Committee of the Supreme People’s Court; (vi) provision by a law ascertaining service institution or a legal expert home or abroad; and (vii) other proper means.

C. Organizational Structure

For our organizational chart, see “Item 3. Key Information—D Our Corporate Structure and Contractual Arrangements with the Consolidated VIEs and Their Respective Individual Shareholders.”

Contractual Arrangements

We conduct part of our business through a series of contractual arrangements with the Original VIE and its subsidiaries in China. AIX, in which we hold 51.65% equity interests as of June 30, 2024, also operates part of its internet business through contractual arrangements between its consolidated variable interests and its subsidiaries due to certain restrictions and conditions imposed by PRC laws and regulations on foreign ownership and investment in certain internet-based insurance distribution businesses.

Our contractual arrangements with the consolidated VIEs and their subsidiaries are subject to risks associated with our corporate structure and operation. Instead of direct ownership, we consolidate and receive the economic benefits of the VIEs’ business operations under the U.S. GAAP.

The VIE agreements under the contractual arrangements between Puyi Consulting, HPH’s Original VIE, Puyi Bohui and its subsidiaries and with its individual nominee shareholder consist of (i) an exclusive technical and consulting services agreement; (ii) power of attorney; (iii) an equity interest pledge agreement; and (iv) an exclusive option agreement. The following is a summary of the common contractual arrangements that enable us to consolidate the VIEs’ operations and financial results and receive substantially all of the economic benefits from their business operations. Any reference to control or benefits that accrue to us because of the VIEs is limited to and subject to conditions we have satisfied for consolidation of the VIEs under U.S. GAAP.

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

Agreement that Allows Us to Receive Economic Benefits from Puyi Bohui

Exclusive Technical and Consulting Services Agreement. On September 6, 2018, Puyi Consulting entered into an Exclusive Technical and Consulting Services Agreement with Puyi Bohui to enable Puyi Consulting to direct substantially all of the assets and business of Puyi Bohui and receive 100% of the net income of Puyi Bohui before Enterprise Income Tax. Under this agreement, Puyi Consulting has the exclusive right to provide Puyi Bohui with comprehensive business support, technical and consulting services and other services in relation to the principal business during the term of this agreement by utilizing its own advantages in management consulting, technology and information. Puyi Consulting or any other party designated by Puyi Consulting, may enter into further technical and consulting service agreements with Puyi Bohui which shall provide the specific contents, manner, personnel, and fees for the specific consulting service. This agreement came into effect on September 6, 2018 and will remain effective unless otherwise terminated when all of the equity interest in Puyi Bohui held by its shareholders and/or all the assets of Puyi Bohui have been legally transferred to Puyi Consulting and/or its designee upon the approval of the board of directors of HPH in accordance with an Exclusive Option Agreement entered among Puyi Consulting, Puyi Bohui and its shareholders.

Exclusive Option Agreement. Puyi Bohui and its shareholders entered into an Exclusive Option Agreement with Puyi Consulting on September 6, 2018. Under the Exclusive Option Agreement, the nominee shareholders of Puyi Bohui, Mr. Yu Haifeng, irrevocably granted Puyi Consulting (or its designee) an irrevocable and exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of his equity interests in Puyi Bohui. According to the Exclusive Option Agreement, the purchase price to be paid by Puyi Consulting to Mr. Yu Haifeng of the Puyi Bohui will be the amounts permitted by applicable PRC Law at the time when such share transfer occurs. The Exclusive Option Agreement came into effect on September 6, 2018 and will remain effective permanently.

Exercise by Puyi Consulting of Its Exclusive Option in Respect of Ms. Yang Yuanfen’s 0.96% Equity Interest in Puyi Bohui. On June 30, 2022, by exercising its exclusive option under the Exclusive Option Agreement, Puyi Consulting duly purchased Ms. Yang Yuanfen’s 0.96% equity interest in Puyi Bohui and the following documents have ceased to be effective forthwith: (i) the Power of Attorney issued by Ms. Yang Yuanfen in favor of Puyi Consulting; and (ii) only with respect to Ms. Yang Yuanfen, the Equity Interest Pledge Agreement dated September 6, 2018 among Puyi Bohui, Ms. Yang Yuanfen and Puyi Consulting.

In the opinion of ETR Law Firm, our PRC legal counsel, i) both the direct and indirect controlling equity ownership structures of its subsidiaries and its consolidated VIEs in China have complied with all existing PRC laws and regulations; ii) the contractual arrangements among Puyi Consulting, Puyi Bohui and Mr. Yu Haifeng, governed by PRC laws or regulations are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and iii) the business operations of our PRC subsidiaries and our consolidated VIEs comply in all material respects with existing PRC laws and regulations.

AIX, through its WFOEs, Fanhua Group Company and Fanlian Investment, also entered into similar contractual arrangements with its consolidated VIEs Xinbao Investment, Fanhua RONS Technologies and their respective subsidiaries, and with their respective individual nominee shareholders.

The following is a summary of the key terms of these contractual arrangements.

Agreements that Provide AIX Effective Control over Xinbao Investment and Fanhua RONS Technologies

Loan Agreement.

Xinbao Investment. On December 6, 2021, Mr. Shuangping Jiang, the shareholder of Xinbao Investment, entered into a loan agreement with Fanhua Group Company, or the Fanhua Group Company Loan. The principal loan amounts extended by Fanhua Group Company to Mr. Shuangping Jiang is RMB4.1 million, equal to his capital contributions to Xinbao Investment.

The term of the loan agreement is for ten years, which cannot be automatically extended but may be extended upon written agreement of the parties. If the loan is not extended, then upon its expiration and subject to then applicable PRC laws, the loan can be repaid only with the proceeds from a transfer of the individual shareholder’s equity interests in Xinbao Investment to Fanhua Group Company or another person or entity designated by Fanhua Group Company. Fanhua Group Company may accelerate the loan repayment upon certain events, including if the individual shareholder resigns or is dismissed from employment by us or if Fanhua Group Company exercises its option to purchase the shareholder’s equity interests in Xinbao Investment pursuant to the exclusive purchase option agreements described below.

The loan agreement contains a number of covenants that restrict the actions the individual shareholder can take or cause Xinbao Investment to take, and also require the individual shareholder to take or cause Xinbao Investment to take specific actions. For example, the individual shareholders must:

●	not transfer, pledge or otherwise dispose of or encumber his equity interests in Xinbao Investment, except for equity pledge for the benefit of Fanhua Group Company, without the prior written consent of Fanhua Group Company;

●	not take any action that will have a material impact on the assets, business and liabilities of Xinbao Investment without the prior written consent of Fanhua Group Company;

●	not vote for, or execute any resolution to approve, the sale, transfer, mortgage, or disposal of, or the creation of any encumbrance on, any legal or beneficial interests in the equity of Xinbao Investment, except to Fanhua Group Company or its designee, without the prior written consent of Fanhua Group Company;

●	not vote for, or execute any resolutions to approve, any merger or consolidation with any person, or any acquisition of or investment in any person by Xinbao Investment without the prior written consent of Fanhua Group Company;

●	vote to elect the director candidates nominated by Fanhua Group Company;

●	cause Xinbao Investment not to supplement, amend or modify its articles of association in any manner, increase or decrease its registered capital or change the capital structure in any way without the prior written consent of Fanhua Group Company; and

●	cause Xinbao Investment not to execute any contract with a value exceeding RMB100,000, except in the ordinary course of business, without the prior written consent of Fanhua Group Company.

Fanhua RONS Technologies. The individual shareholder of Fanhua RONS Technologies, being Mr. Peng Ge, who is AIX’s chief financial officer, entered into a loan agreement on July 1, 2022 with AIX’s subsidiary Fanlian Investment, or the Fanlian Loan, for a zero interest loan from Fanlian Investment. The principal amount lent to Mr. Ge is RMB20.0 million (US$2.9 million). The terms of the Fanlian Loan are similar to those of the Fanhua Group Company Loans described above.

Equity Pledge Agreement.

Xinbao Investment. Mr. Shuangping Jiang entered into an equity pledge agreement on December 6, 2021, pledging his equity interest in Xinbao Investment to Fanhua Group Company to secure his obligations under the loan agreement. Mr. Jiang also agreed not to transfer or create any encumbrances adverse to Fanhua Group Company on his equity interests in Xinbao Investment. During the term of the equity pledge agreement, Fanhua Group Company is entitled to all the dividends declared on the pledged equity interests. The equity pledge agreement will expire when the individual shareholder fully performs his obligations under the loan agreement. The equity pledge was recorded on the shareholder’ register of Xinbao Investment, and registered with the relevant local bureaus of the State Administration for Market Regulation.

Fanhua RONS Technologies. Mr. Peng Ge, entered into an equity pledge agreement on July 1, 2022, pledging his equity interests in Fanhua RONS Technologies to Fanlian Investment to secure his obligations under the Fanlian Loan. Terms of the equity pledge agreement is substantially similar to equity pledge agreements for Xinbao Investment.

Power of Attorney.

Xinbao Investment. Mr. Jiang executed powers of attorney on December 6, 2021, each appointing a person designated by Fanhua Group Company as his attorney-in-fact on all matters requiring shareholder approval. Further, if Fanhua Group Company designates the shareholder to attend a shareholder’s meeting of Xinbao Investment, the individual shareholder agrees to vote his shares as instructed by Fanhua Group Company. The term of the power of attorney is for ten years.

Fanhua RONS Technologies. Mr. Peng Ge, the individual shareholders of Fanhua RONS Technologies, executed powers of attorney on July 1, 2022 appointing a person designated by Fanlian Investment as his attorney-in-fact on all matters requiring shareholder approval. Further, if Fanlian Investment designates the shareholder to attend a shareholder’s meeting of Fanhua RONS Technologies, the individual shareholder agrees to vote his shares as instructed by Fanlian Investment. The term of the power of attorney is for ten years.

Agreement that Provides AIX the Option to Purchase the Equity Interests in Xinbao Investment

Exclusive Purchase Option Agreement.

Xinbao Investment. Mr. Jiang entered into an exclusive purchase option agreement on December 6, 2021 to irrevocably grant Fanhua Group Company an exclusive option to purchase all of his equity interests in Xinbao Investment, when and to the extent permitted by PRC law. The purchase price will be the minimum price permitted under applicable PRC law.

Fanhua RONS Technologies. Mr. Ge entered into an exclusive purchase option agreement on July 1, 2022 to irrevocably grant Fanlian Investment an exclusive option to purchase all of his equity interests in Fanhua RONS Technologies, when and to the extent permitted by PRC law. The purchase price will be the minimum price permitted under applicable PRC law.

Agreements that Transfer Economic Benefits to AIX

Technology Consulting and Service Agreement. Pursuant to technology service agreements between (i) Fanhua Group Company, and (ii) Xinbao Investment and each of its subsidiaries, Fanhua Group Company agreed to provide Xinbao and its subsidiaries with training services and consulting and other services relating to IT platform and internal control compliance. In exchange, Xinbao and its subsidiaries agree to pay a quarterly fee calculated primarily based on a percentage of their revenues, which is currently waved until further written notice by Fanhua Group Company. Each of these agreements has a term of one year and will be automatically renewed for one-year term.

Consulting and Service Agreement. Pursuant to the consulting and service agreements entered into between (i) Fanlian Investment, and (ii) Fanhua RONS Technologies and each of its subsidiaries, Fanlian Investment agreed to provide financial and tax consulting services to Fanhua RONS Technologies and each of its subsidiaries in exchange for fees payable quarterly calculated as a percentage of revenues of Fanhua RONS Technologies and each of its subsidiaries. Each of these agreements has an initial term of one year and will be automatically renewed for one-year term. The fee is currently waved by Fanlian Investment until further written notice by Fanlian Investment.

Because of its contractual arrangements with Xinbao Investment, Fanhua RONS Technologies and their subsidiaries and their individual nominee shareholders, AIX is the primary beneficiary of Xinbao Investment and Fanhua RONS Technologies and their subsidiaries and AIX consolidate them into its consolidated financial statements accordingly.

In the opinion of Hai Run Law Firm, AIX’s PRC legal counsel:

●	both the direct and indirect controlling equity ownership structures of its subsidiaries and its consolidated VIEs in China have complied with all existing PRC laws and regulations;
●	the contractual arrangements among its PRC subsidiaries, Xinbao Investment, Fanhua RONS Technologies, their subsidiaries, and their individual shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

●	the business operations of our PRC subsidiaries and the consolidated VIEs comply in all material respects with existing PRC laws and regulations.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel and AIX’s PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If the PRC government finds that the agreements that establish the structure for the operation of Puyi Bohui, Xinbao Investment and Fanlian Investment do not comply with PRC government restrictions on foreign investment in any of our businesses when we successfully acquire a license for privately raised fund manager, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations, or if these regulations or the interpretations of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” In addition, although these VIE agreements have been widely adopted by PRC companies, such agreements have never been tested in a court of law in China.

The VIE agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. For additional information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with the VIE and their respective individual nominee shareholders for a portion of our China operations, which may not be as effective as ownership in directing operational activities of the VIEs.” Such arbitration provisions have no effect on the rights of our shareholders to pursue claims against us under U.S. federal securities laws.

Periodic Reporting and Audited Financial Statements

HPH has registered its securities under the Securities Exchange Act of 1934 and has reporting obligations, including the requirement to file annual reports with the SEC. In accordance with the requirements of the Securities Exchange Act of 1934, HPH’s annual reports shall contain financial statements audited and reported on by HPH’s independent registered public accounting firm.

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

C. Organizational Structure.

See “Item 4. Information on our group — A. History and Development of Our Group.”

D. Property and Equipment.

Our principal executive offices are located in leased office space at 61F, Pearl River Tower No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province. This office has a gross floor area of approximately 1,700 square meters. As of June 30, 2024, our wealth management business has in aggregate 13 branches in Beijing, Guangzhou, Jiaxing, Nanjing, Deyang and etc., with an aggregate gross floor area of approximately 3,900 square meters while our insurance intermediary business including AIX’s headquarters, has an aggregate gross floor area of approximately 129,505 square meters.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts in this annual report on Form 20-F. The discussion and analysis about the fiscal year ended June 30, 2023, including year-to-year comparison between the fiscal years ended June 30, 2022 and 2023, are not included in this annual report. For details of such information, see “Item 5. Operating and Financial Review and Prospects” in the our 2023 annual report.

A. Operating Results

Overview

HPH is a leading third-party comprehensive financial services provider in China with a focus on providing financial asset allocation services to the affluent and emerging middle class population, with a vision to become a leading provider of intelligent technology-driven family and enterprise services. We currently operate three segments: (1) the insurance agency segment, which mainly consists of providing agency services for life insurance products and non-life insurance products to individual clients, (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services and (3) wealth management service segment, under which we provide publicly-raised fund products and privately-raised fund products.

Following the acquisition of controlling interests in AIX, insurance agency business has become our largest business segment. Insurance agency segment primarily covers distribution of life insurance products and non-life insurance products to individuals and to a lesser extent commercial line of property insurance products to corporate clients. The commissions and fees we receive from the distribution of insurance products are based on a percentage of the premiums paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the insurance products are sold. We typically receive payment of the commissions and fees from insurance companies for insurance products on a monthly basis. Some of the fees are paid to us annually or semi-annually in the form of additional performance bonuses after we achieve specified premium volume or policy renewal goals as agreed upon between the insurance companies and us.

We are compensated primarily by insurance companies for our claims adjusting services. The fees we receive for our claims adjusting services depend on the types of insurance products involved. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For claims adjusting services related to auto insurance, individual accident insurance and health insurance, our fees are generally fixed on a per claim basis, or in some cases, on a per head basis. These fees are typically paid to us on a quarterly basis. For services provided in connection with other non-life, our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. We typically receive payment for these fees on a semi-annual or annual basis.

Under wealth management services, we charge almost all financial product issuers distribution commissions calculated as a percentage of the amount of products distributed by us, as well as management commissions calculated based on pre-agreed contracts with the fund managers, and specifically, earn performance-based fees mainly from the issuers of certain privately raised fund products that we distribute.

Major Factors Affecting Our Results of Operations

We believe that the major factors affecting our results of operations include the following:

Our business is affected by various factors within the broader economic and regulatory landscape, both in China and in other jurisdictions where we operate. These include but are not limited to:

1. General Economic Conditions in China: The overall economic trajectory of China plays a pivotal role in shaping our operations, impacting market dynamics and consumer behavior;

2. Per Capita Disposable Income: The increase in per capita disposable income reflects evolving consumer spending patterns and influences demand for insurance and financial products;

3. Regulatory Changes: Regulatory shifts in China and other relevant jurisdictions significantly impact our business strategies, operations, and compliance requirements;

4. Industry-Wide Premium Growth: We derive our revenue primarily from commissions and fees paid by insurance companies, typically calculated as a percentage of premiums paid by our customers to the insurance companies. Accordingly, industry-wide premium growth will have a positive impact on us. Any downturn in the Chinese insurance industry, whether caused by a general slowdown of the PRC economy or otherwise, may adversely affect our financial condition and results of operations;

5. Rising Insurance Awareness and Demand: The growing awareness of insurance and increasing demand for insurance products present opportunities for expansion and innovation in our service offerings; and

6. Competitive Environment: The competitive landscape in China poses challenges and opportunities, driving us to continuously enhance our technological capabilities and service differentiation to maintain our market position and achieve sustained growth.

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by the following company-specific factors:

●	business mix;

●	business relationship with important business partners;

●	premium rate levels and commission and fee rates;

●	the quality and productivity of our sales agents and financial advisors;

●	successful implementation of AIX’s professionalization, digitalization and open platform strategy;

●	commission rates for individual sales agents and seed clients; and

●	seasonality.

Business Mix

Following the acquisition of controlling interests of AIX in December 2023, insurance agency business has become our largest source of revenue followed by insurance claims adjusting services business. Other than the wealth management services we have provided since our inception, we also commenced asset management services in April 2018. In addition, we started to provide trust consulting service in July 2021. Our revenue, net profit, profit margins and other aspects of our results of operations are affected by the level of success we experience in each of the businesses we operate:

●

Insurance Agency Segment. Our largest segment by revenue, the insurance agency segment, provides a broad range of life and health and non-life insurance products to individual customers. As revenues derived from our insurance brokerage business accounted for approximately 6% of our total net revenues in the fiscal year of ended June 30, 2024, those revenues were also recorded as non-life agency revenues.

Most individual life insurance policies we distribute require periodic payment of premiums, typically annually, during a pre-determined payment period, generally ranging from three to 25 years. For each of such policies that we distribute, insurance companies will pay us a first-year commission and fee based on a percentage of the first-year premiums, and subsequent commissions and fees based on smaller percentages of the renewal premiums paid by the insured throughout the renewal term of the policy. Therefore, once we distribute a life insurance policy with a periodic payment schedule, it can bring us a steady flow of commission and fee revenue throughout the renewal term as long as the insured fulfills his or her premium payment commitment and continuously renews the policy.

Because of the recurring nature of commissions derived from long term life insurance business, and the higher gross margin of our life insurance business than that of our property and casualty insurance business, we intend to continue our focus on distributing more long-term life insurance products, which we believe will have a positive impact on our revenue and gross margin in the long term.

The non-life insurance policies we distribute primarily consist of individual accident insurance, indemnity medical insurance, travel insurance, and homeowner insurance that we distribute through Baoxian.com and commercial property insurance, liability insurance, cargo insurance, construction and erection insurance that we offer through our insurance brokerage firm. These non-life insurance policies we distribute are typically for a one-year term, with a single premium payable at the beginning of the term. As a result, the insured has to purchase new policies through us every year. Accordingly, we receive a single commission or fee for each property and casualty policy we distribute. The gross margin derived from our non-life insurance business is typically lower than that of our life insurance business. We expect revenues from our non-life business as a percentage of our total net revenues to remain stable over the next few years.

●

Claims Adjusting Segment. The fees we receive for our claims adjusting services are calculated based on the types of insurance products involved. For services provided in connection with property and casualty insurance (other than marine cargo insurance and automobile insurance), our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. For services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For services provided in connection with auto insurance, individual accident insurance and health insurance, our fees are generally fixed and the amounts collected are based on the types of services provided. In some cases, our fees are charged based on the number of claims adjustors involved in providing the services. We pay our in-house claims adjustors a base salary plus a commission calculated based on a small percentage of the service fees we receive from insurance companies or the insured. The claims adjusting business has become and likely will continue to be a steady source of our net revenues. The operating margin of our claims adjusting segment are generally lower than those of our insurance agency segment although its gross margin is relatively higher. We expect revenues from our claims adjusting business as a percentage of our total net revenues to remain stable over the next few years.

●

Wealth Management Services Segment. The composition and level of revenues that we derive from wealth management services are affected by the type of products we distribute, as the product type determines the fee rates of one-time commissions we can receive from the wealth management products we distribute. Our products distributed under our wealth management services can be broadly categorized into (i) publicly raised fund products and (ii) privately raised securities investment fund products. A significant change in the composition of the type of funds we distribute will affect our revenue, cost of sales and gross margin.

(i) Publicly raised fund products. Starting from 2019, we have been strategically devoting more resources to publicly raised fund products including developing and distributing portfolios of publicly raised fund products. After years of accumulation of individual clients, we strategically switched our focus and have taken measures to attract more institutional clients by optimizing the efficiency of our core transaction system, increasing the awareness of our brand and reputation, and diversifying our product offerings. An increasing number of institutional clients have been purchasing our products, with the transaction value contributed by institutional clients reached RMB21.5 billion for the fiscal year ended June 30, 2024. We expect that net revenues from distribution of publicly raised fund products, absolute terms and a percentage of net revenues from wealth management services, would continue to increase in the future as a result of our efforts to attract more institutional clients.

(ii) Privately raised fund products. 16.9% of our wealth management services revenue is derived from privately raised fund products. The distribution commission fees are calculated by multiplying a pre-agreed charge rate with the amount of products distributed. For the fiscal year ended June 30, 2024, our net revenues from the privately raised fund products, decreased to RMB9.6 million (US$1.3 million) for the fiscal year ended June 30, 2024 from RMB25.7 million for the fiscal year ended June 30, 2023. Such decrease was primarily due to the decrease in commission income (including management fee) of privately raised fund products as well as the decrease in performance-based fees. We also offer certain other services including asset management services and family office services such as trusting consulting services in order to benefit from the huge business potentials from affluent and high net worth families’ demand for wealth management services. The net revenues generating from asset management services decreased to RMB0.7 million (US$93,000) for the fiscal year ended June 30, 2024 from RMB2.0 million for the fiscal year ended June 30, 2023, as a result of a decrease in both performance-based carried interest income and management fee.

Business Relationship with Important Product Providers

We derive significant revenue from a small number of insurance company partners. For example, Sinatay accounted for 11.2% of our total net revenues for the fiscal year ended June 30, 2024. As a result, any significant changes to our business relationship with these important product providers could have a material impact on our revenue and profit.

Fee Rate Premium Rate Levels and Commission and Fee Rates

Our revenues and profitability are highly sensitive to changes in the commission and fee rates set by our insurance company partners and third-party product providers. For the distribution of insurance products, the commissions and fees we receive from insurance companies are generally calculated as a percentage of premiums paid by our customers to the insurance companies. Premium rate levels and commission and fee rates can change based on the prevailing economic conditions, competitive and regulatory landscape, interest rate environment and other factors that affect insurance companies. These other factors include the ability of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, and the tax deductibility of commissions and fees. In general, we can negotiate for better rates as an incentive for generating a larger volume of business.

Due to the decline in the interest rate of banking products in recent years, China’s insurance regulator has recently implemented rules to adjust the pricing rate of life insurance products and implemented a commission cap to the commission rate paid by insurance companies to the independent insurance intermediary channels in order to protect insurance companies from interest spread loss. For certain insurance products we distribute, the commission rate has declined by 10% to 45%. The commission cap could lead to significant decline in our commission income and adversely affect our results of operations.

Similarly, in our wealth management services, we derive a majority of our revenues from distribution commissions and performance-based fees from wealth management services, and management fees and carried interest from the funds that we manage. The relative fee rates are negotiated between us and third-party product providers or the investors and vary from product to product. Future fee rates may be subject to change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect product providers or investors. These factors, which are not within our control, include the capacity of product providers to place new business and realize profits, client demand and preference for wealth management products, the availability of comparable products from other product providers at a lower cost and the availability of alternative wealth management products for clients. In addition, the historical volume of wealth management products that we have distributed or managed may have a significant impact on our bargaining power with third-party wealth management product providers in relation to the fee rates for future products.

The Quality and Productivity of our Sales Agents and Financial Advisors

The quality and productivity of our sales agents and financial advisors significantly impact our financial results. A substantial portion of our insurance sales comes from individual agents, with top performers driving the majority of sales. Recruiting and retaining these high-performing agents, especially Million-Dollar-Roundtable members, is crucial for our growth. Similarly, our financial advisors are vital for marketing our wealth management products and maintaining client relationships. Failing to retain these essential personnel could adversely affect our business. As competition for skilled sales agents and financial advisors intensifies, we may need to offer higher compensation, increasing our operating costs and reducing profitability. Training new agents and advisors adds to our expenses, further impacting profitability.

Despite these challenges, we aim to build a platform to enhance our sales agents and advisors’ skills and productivity to provide comprehensive asset allocation services. This strategy requires continuous investment in personnel and systems. We expect these initiatives to drive growth, but inadequate execution could negatively affect our financial performance.

For our wealth management services, we continued to optimize our two organic sales channels. Our sales channel is through collaboration with seed clients — existing clients who believe in our service capabilities — to actively market our products or services on social media platforms to their family, friends and acquaintances. The number of our seed clients was approximately 22,000 as of June 30, 2024, while the number of active seed clients was 18,036, accounting for 84.6% of our total seed clients for the same period. The number of our seed clients and their ability to attract more potential clients are vital to the expansion of our business, and approximately 99.9% of our total sales from wealth management services for the fiscal year ended June 30, 2024 were generated by our seed clients. We believe that our financial advisor salesforce has and will continue to play a vital role in winning trust from and retaining existing clients as well as attracting new clients.

Seasonality

Our quarterly results of operations are affected by seasonal variations caused by business mix, insurance companies’ business practices and consumer demand. For life insurance business, much of the jumpstart sales activities of life insurance companies occur during the first quarter of a year, while business activities slow down in the fourth quarter of a year as life insurance companies focus on the preparation for the jumpstart sales season of the coming year by preparing to launch new products, making marketing plans and organizing training. During the jumpstart sales season, life insurance companies will offer incentives that are more attractive to insurance intermediaries and sales agents to boost sales. Accordingly, our commission and fee revenue derived from life insurance business is generally the highest in the first quarter of a year and the lowest in the fourth quarter of a year. For non-life insurance products that we distribute on Baoxian.com and wealth management services, there was no obvious seasonal fluctuation.

Successful Implementation of our Professionalization, Digitalization and Open Platform Strategy

AIX has devoted substantial efforts to upgrade its sales organization by developing high-caliber, productive and professional insurance advisor teams in economically developed cities in China. It has also built an integrated digital platform utilizing artificial intelligence, big data and cloud computing to optimize the use of data to provide the most appropriate products for existing and potential customers and increase agent productivity. In addition, it has built an open platform to share our advantages in technology, system, contractual relationship, and nationwide network with various industry participants to help them monetize their existing customer resources and to strengthen our value proposition to the market. We expect these strategic initiatives to be new engines to drive AIX and our long-term growth. There is no assurance that AIX will be able to implement important strategic initiatives in accordance with our expectations, which may result in an adverse impact on our business and financial results.

Commission Rates for Individual Sales Agents and Seed Clients

A large component of our operating costs is commissions paid to our individual sales agents and seed clients. In order to retain high performing sales agents and seed clients, we may have to pay commissions at a level comparable to the commissions paid by our competitors. Intensified competition for productive sales agents and seed clients and rising salaries in China may lead to a significant increase in commission rates which could have a negative impact on our results of operations.

Key Components of Results of Operations

As of June 30, 2024, we operated three segments: (1) the insurance agency segment, which mainly consisted of providing agency services for distributing life insurance products and non-life insurance products on behalf of insurance companies, (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claims adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services and (3) the wealth management services segment, under which we provide publicly-raised fund products and privately-raised fund products. We also provide certain asset management services including FoF funds and comprehensive trust consulting services, which were included in the wealth management services segment as the revenues derived from our asset management services are insignificant.

Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance.

Net Revenues

Our net revenues are total revenues net of VAT. For the fiscal year ended June 30, 2023 and 2024, we generated revenue of RMB114.4 million and RMB1.2 billion (US$163.1 million), respectively. We derive net revenues from the following sources:

●	Insurance agency segment: commissions paid by insurance companies for the distribution of (i) life insurance products, and (ii) non-life products sold through Baoxian.com and commissions and advisory fees for (i) insurance and reinsurance brokerage services primarily paid by the insurance companies, and (ii) risk management consulting services primarily paid by the insureds, which accounted for nil and 75.9% of our net revenues for fiscal year ended June 30, 2023 and 2024, respectively; and

●	Claims adjusting segment: commissions and fees primarily paid by the insurance companies for the provision of claims adjusting services, which accounted for nil and 18.7% of our net revenues for fiscal year ended June 30, 2023 and 2024, respectively.

●	Wealth management services segment: commissions paid by wealth management product providers, which accounted for 100% and 5.4% of our net revenues for fiscal year ended June 30, 2023 and 2024, respectively.

The following table sets forth our total net revenues earned from each of our reporting segments, both in absolute amounts and as percentages of total net revenues, for the periods indicated:

	For the fiscal year ended June 30,
	2022		2023		2024
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Agency	-	-	-	-	900,246	75.9	123,877
Life insurance business	-	-	-	-	827,803	69.8	113,909
Non-life insurance business	-	-	-	-	72,443	6.1	9,968
Claims adjusting	-	-	-	-	222,114	18.7	30,564
Wealth management and others	188,741	100.0	114,440	100.0	62,966	5.4	8,663
Total net revenues	188,741	100.0	114,440	100.0	1,185,326	100.0	163,104

Insurance Agency Segment

Insurance agency segment primarily covers distribution of life insurance products and non-life insurance products to individuals and to a lesser extent commercial line of property insurance products to corporate clients.

Net revenues generated from distribution of long-term life insurance products have become our primary source of revenue. We expect our life insurance business to grow and bring in significant revenue that will continue to represent a high percentage of our total net revenues in the next several years. We believe this growth will be driven by a number of factors including stronger demand for traditional life insurance products as a result of the aging population and the Chinese consumers’ increasing awareness of the benefits of insurance as well as improved productivity of our sales professionals as the Company focuses more resources on recruiting, retaining and training elite sales agents.

The commissions and fees we receive from the distribution of insurance products are based on a percentage of the premiums paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the insurance products are sold. We typically receive payment of the commissions and fees from insurance companies for insurance products on a monthly basis. Some of the fees are paid to us annually or semi-annually in the form of additional performance bonuses after we achieve specified premium volume or policy renewal goals as agreed upon between the insurance companies and us.

Claims Adjusting Segment

We offer a diversified range of claims adjusting services covering medical insurance, property insurance, auto insurance, marine and cargo insurance, and personal injury and accident insurance. We expect that net revenues from claims adjusting services as a percentage of our total net revenues will be stable in the next few years.

We are compensated primarily by insurance companies for our claims adjusting services. The fees we receive for our claims adjusting services depend on the types of insurance products involved. For example, for services provided in connection with marine cargo insurance, our fees are charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For claims adjusting services related to auto insurance, individual accident insurance and health insurance, our fees are generally fixed on a per claim basis, or in some cases, on a per head basis. These fees are typically paid to us on a quarterly basis. For services provided in connection with other non-life, our fees are calculated as a percentage of the recovered amount from insurance companies plus travel expenses. We typically receive payment for these fees on a semi-annual or annual basis.

Wealth Management Services Segment

By revenue type, a majority of our net revenues from wealth management services are commissions paid by wealth management product providers. Upon establishment of a financial product, we charge a distribution commission fee against the issuer by multiplying a pre-agreed charge rate with the amount of products distributed through our online platform or offline sales network. We also charge recurring management fees for the management service, which are determined based on the types of financial products we distribute and calculated as either (i) pre-agreed percentage with the daily outstanding balance confirmed with the issuer, prorated daily (ii) pre-agreed charge rate with the amount of products distributed, the actual period length of the product, or (iii) as a percentage of the fair value of the total investment in the financial products, calculated daily. In addition, we receive performance-based fee income mainly for the privately raised funds we distribute. Performance-based fees are calculated based on the extent by which the fund’s investment performance exceeds a certain threshold. Performance-based fees are typically calculated and recognized when the cumulative return of the fund can be determined, and is not subject to claw back provision.

By product type, wealth management services segment primarily covers distribution of publicly raised fund products and privately raised fund products, in which we have been strategically devoting our resources to publicly raised fund products and have begun to develop and distribute portfolios of publicly raised fund products since 2019.

Other Services

As we plan to fulfill our clients’ diversified needs in wealth management, we expect that we will generate an increasing proportion of our revenue from providing asset Management Services and consulting service in connection with other types of wealth management products, such as trust products. See “Item 4. Information on Our Group – B. Business Overview – Our Services – Other Services”.

Operating Costs and Expenses

Our operating costs and expenses consist of (i) cost of sales, (ii) selling expenses, and (iii) general and administrative expenses. The following table sets forth the components of our operating costs and expenses for the period indicated.

	For the fiscal year ended June 30,
	2022		2023		2024
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Cost of sales	55,058	20.9	20,285	11.7	715,611	58.7	98,471
Selling expenses	105,519	40.2	60,560	35.0	127,936	10.5	17,604
General and administrative expenses	102,267	38.9	92,399	53.3	376,132	30.8	51,757
Total operating costs and expenses	262,844	100.0	173,244	100.0	1,219,679	100.0	167,832

Cost of Sales

Our cost of sales primarily consisted of (i) commission costs paid to insurance sales agents for the distribution of insurance products based on certain percentage of the first year premiums and renewal premiums; (ii) salaries and service fees paid to our in-house claims adjustors based on a certain percentage of the loss amount recovered for certain type of claims adjusting services; (iii) commission costs paid to financial advisors based on the pre-agreed percentage and the amount of wealth management product distributions that were directly related to the contributions made by the sales agents, such as the amount of investments they have referred to the Group, and (iv) transaction fees paid to the third-party payment platforms through which the investors’ purchase funds are transferred.

The following table sets forth the components of our cost of sales for the period indicated.

	For the fiscal year ended June 30,
	2022				2023		2024
	RMB		%		RMB	%	RMB	%	US$
	(in thousands, except for %)
Commission cost, salaries and service fees	42,662		77.4		11,049	54.5	711,664	99.5	97,928
Insurance Agency	-		-		-	-	551,247	77.1	75,854
Life insurance	-		-		-	-	504,866	70.6	69,472
Non-life insurance		-		-	-	-	46,381	6.5	6,382
Claims Adjusting		-		-	-	-	147,333	20.6	20,274
Wealth management	42,662		77.4		11,049	54.5	13,084	1.8	1,800
Publicly raised fund products	32,344		58.7		10,856	53.5	10,220	1.4	1,406
Gross-commission-based Privately raised fund products	10,318		18.7		193	1.0	2,864	0.4	394
Others	12,396		22.6		9,236	45.5	3,947	0.5	543
Total cost of sales	55,058		100.0		20,285	100.0	715,611	100.0	98,471

Selling Expenses

Selling expenses primarily consist of (i) marketing and sales events expenses, (ii) training expenses; (iii) salaries and benefits of our in-house financial advisors, investment advisors and other sales and marketing employees, and (iv) rental and leasehold improvement expenses.

General and Administrative Expenses

Our general and administrative expenses principally comprise:

●	salaries and benefits for our administrative staff;

●	share-based compensation expenses for managerial and administrative staff;

●	research and development expenses in relation to our mobile and online programs;

●	professional fees paid for valuation, market research, legal and auditing services;

●	bad debt expenses for doubtful receivables;

●	compliance-related expenses, including expenses for professional services;

●	depreciations and amortizations;

●	office rental expenses;

●	travel and telecommunications expenses;

●	entertainment expenses;

●	office supply expenses for our administrative staff; and

●	foreign exchange loss.

Share-based compensation expenses

Under the 2018 Share Incentive Plan, or the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance will be 16,806,720 ordinary shares (“2018 Share Incentive Plan”). On February 20, 2024, our board of directors approved the grant of share options to certain directors, executive officers, employees and top agents of the Company and AIX to purchase 6,011,608 ADSs, equal to 9,017,413 ordinary shares of the Company, as a supplement of salary and benefit packages pursuant to the 2018 Share Incentive Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives”. Pursuant to the share incentive program, the exercise price of these options is US$0.001 per ADS, equating to approximately US$0.0007 per ordinary share. The options are scheduled to vest over a one-year period starting from March 1, 2025, subject to the achievement of certain key performance indicators by the option holders and their continued service with the Company.

On August 12, 2022, the board of directors of AIX adopted a share incentive plan under which it has reserved 161,143,768 of its ordinary shares for issuance, which was approximately 15% of its outstanding ordinary shares as of June 30, 2022. Simultaneously, its board of directors approved the grant of options to purchase an aggregate of 4,000,000 of its ordinary shares to independent directors pursuant to the 2022 Share Incentive Plan (the “2022 Option 1”). In February 2023, its board of directors approved the grant options to purchase an aggregate of 13,680,000 of its ordinary shares to certain top agents. In July 2023, its board of directors approved the grant of restricted share units of 536,990 ADSs to one of its executive officers to vest over a five-year service period.

Accordingly, we recognized share-based compensation expenses of RMB23.3 million for fiscal year ended June 30, 2024. We expect share-based compensation expenses to be a significant component of our operating expenses in the near future.

Discussion of Key Balance Sheet Items

The following table sets forth selected information from our Consolidated Balance Sheets as of June 30, 2023 and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of June 30,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data
ASSETS:
Short term investments	-	583,918	80,350
Loan receivables, net	-	774,051	106,513
Other current assets	6,380	48,753	6,708
Contract assets, net of allowances	-	323,222	44,477
Contract assets - non-current, net of allowances	-	726,879	100,022
Total assets	264,543	4,277,878	588,657
LIABILITIES AND EQUITY:
Short-term loan	-	98,375	13,536
Accrued commissions	-	148,134	20,384
Accrued commissions – non-current	-	408,416	56,200
Total liabilities	47,509	1,638,170	225,421
Total equity	217,034	2,593,914	356,935
Total liabilities, mezzanine equity and shareholders’ equity	264,543	4,277,878	588,657

Short term investments

Short-term investments mainly consist of bank financial products, trust products and asset management plans. As compared with the balance as of June 30, 2023, short-term investments as of June 30, 2024 increased by RMB583.9 million, mainly due to the acquisition of AIX, which has added RMB928.3 million in short-term investment products since the acquisition. However, this increase was partially offset by a net amount from post-acquisition purchases and redemptions, totaling RMB342.1 million.

Loan receivables, net

As compared with the balance as of June 30, 2023, loan receivables as of June 30, 2024 increased by RMB774.1 million, mainly represented (i) term-loan (matures in June 2024 with extension) to Sichuan Tianyi Real Estate Development Co., Ltd. (“Sichuan Tianyi”) amounting to RMB95.0 million and corresponding interest receivable RMB4.3 million as of June 30, 2024. The loans are guaranteed by the ultimate controlling owner of Sichuan Tianyi, whom is jointly liable, with an annual interest rate ranging from 6%. This loan receivable is expected to be settled within one year; and (ii) term-loans to an education company amounting to RMB679.3 million as of June 30, 2024, with the interest rate of 5% per annum.

Other current assets

Other current assets represent prepayment to third parties. As compared with the balance as of June 30, 2023, other current assets as of June 30, 2024 increased by RMB42.4 million, mainly due to the acquisition of AIX, which added RMB121.3 million in other current assets, partially offset by the fair value change of equity investments of RMB82.6 million.

Contract assets, net of allowances

Contract assets consist of (i) amount derived from estimated renewal commissions and (ii) initial commissions earned in relation to policies that are still in the hesitation period as of June 30, 2024. The Company presents contract assets to be reclassified to accounts receivable within the next twelve months and after the next twelve months as current contract assets and non-current contract assets separately in the consolidated balance sheets as of June 30, 2024. As compared with the balance of nil as of June 30, 2023, the total balance of contract assets including both current and non-current portion as of June 30, 2024 increased by RMB1.1 billion, mainly due to the acquisition of AIX.

Short-term loan

Short-term loan represented borrowings made by the Company’s subsidiaries from financial institutions in mainland China and were due within one year. The balance of short-term loan as of June 30, 2024 increased by RMB98.4 million as compared with the balance as of June 30, 2023, mainly due to increased bank loan from a commercial bank in China in 2024 which bears an interest rate of 3.5% per annum.

Accrued commissions

Accrued commissions represented costs related to estimated renewal commissions. The Company presented estimated renewal commission costs to be paid within the next twelve months and after the next twelve months as current accrued commissions and non-current accrued commissions separately in the consolidated balance sheets as of June 30, 2024. As of June 30, 2024, the balances of current and non-current accrued commissions increased by RMB148.1 million and RMB408.4 million, respectively, as compared with the balances of nil as of June 30, 2023. The increase was mainly due to the acquisition of AIX.

Taxation

Cayman Islands

HPH and our subsidiary AIX are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, our group and our subsidiary incorporated in the Cayman Islands is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands. There are no other taxes likely to be material to us or holders of our ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

British Virgin Islands

Under the current laws of the British Virgin Islands, our subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in those jurisdictions. The exemption provided to a British Virgin Islands business company pursuant to section 242(3) of the BVI Business Companies Act from the payment of stamp duty does not apply to an instrument relating to the transfer to or by the relevant company of an interest in land situate in the British Virgin Islands or transactions in respect of the shares, debt obligations or other securities of a land-owning company. For this purpose, a company is a “land owning company” if it, or any of its subsidiaries, has an interest in any land in the British Virgin Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazette on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%. Prior to acquiring AIX, as Puyi HK was a holding company for the fiscal years ended June 30, 2021, it did not generate any assessable profits arising or derived from Hong Kong. For the fiscal year ended June 30, 2023, Puyi HK generated a net taxable loss arising or derived from Hong Kong. As such, no provision for Hong Kong profits tax were made in these two fiscal years. For the fiscal year 2024, Puyi HK continued to report a net taxable loss from Hong Kong sources. In parallel, the provision for current income taxes of AIX’s subsidiaries operating in Hong Kong SAR has been calculated by applying the current rate of taxation of 8.25% for the fiscal year ended June 30, 2024. Payment of dividends is not subject to withholding tax in Hong Kong SAR.

PRC

According to the PRC Enterprise Income Tax Law (“EIT law”), which became effective on January 1, 2008 and was subsequently amended on March 16, 2007, February 24, 2017 and December 29, 2018, as further clarified by subsequent tax regulations implementing the EIT law, foreign invested enterprises and domestic enterprises are subject to enterprise income tax, or EIT, at a uniform rate of 25%.

The Group’s PRC subsidiaries and the VIEs incorporated in PRC are subject to the PRC EIT law. Pursuant to the Circular on Issues Regarding Tax-related Preferential Policies for Further Implementation of Western Development Strategy jointly issued by the State Ministry of Finance, General Administration of Customs, China and State Administration for Taxation, enterprises located in the western China regions that fall into the encouraged industries are entitled to 15% EIT preferential tax treatment from January 1, 2011 to December 31, 2020. The preferential tax treatment is extended to December 31, 2030, pursuant to No. 23 Announcement Concerning the Extension of the EIT Policies for Enterprises Located in Western China issued by the Ministry of Finance on April 23, 2020. Accordingly, AIX’s wholly owned subsidiary Fanhua Lianxing Insurance Sales Co., Ltd. (“Lianxing”) enjoyed 15% EIT tax rate instead of a unified 25% from September 1, 2018 to June 30, 2024, and will continuously be entitled to 15% EIT preferential tax rate upon its fulfilment of certain criteria until December 31, 2030.

Pursuant to the Circular on Inclusive Tax Relief Policies for Small Low-Profit Enterprises (“SLPEs”), or Circular [2019] No. 13, jointly issued by the State Ministry of Finance and State Administration for Taxation in January 2019, an SLPE is entitled to a preferential tax rate of 20% with a 75% reduction on its annual taxable income for the portion not exceeding RMB1 million and a 50% reduction for the portion between RMB1 million to RMB3 million. Further to the Circular [2019] No. 13, Announcement on Preferential Tax Policies for SLPEs and Individually-owned Businesses was jointly issued by the State Ministry of Finance and State Administration for Taxation in April 2021, which provides SLPEs an 87.5% reduction on annual taxable income for the portion not exceeding RMB1 million. Pursuant to the Circular on Inclusive Tax Relief Policies for Small Low-Profit Enterprises (“SLPEs”), or Circular [2022] No. 13, jointly issued by the State Ministry of Finance and State Administration for Taxation in March 2022, an SLPE is entitled to a preferential tax rate of 20% with a 75% reduction on its annual taxable income for the portion between RMB1 million to RMB3 million. Pursuant to the Circular on Inclusive Tax Relief Policies for Small Low-Profit Enterprises (“SLPEs”), or Circular [2023] No. 6, jointly issued by the State Ministry of Finance and State Administration for Taxation in March 2023, an SLPE is entitled to a preferential tax rate of 20% with a 75% reduction on its annual taxable income for the portion not exceeding RMB1 million from January 2023 to December 2024. Pursuant to the Circular on Inclusive Tax Relief Policies for Small Low-Profit Enterprises (“SLPEs”), or Circular [2023] No. 12, jointly issued by the State Ministry of Finance and State Administration for Taxation in August 2023, an SLPE is entitled to a preferential tax rate of 20% with a 75% reduction on its annual taxable income and the preferential tax treatment is extended to December 31, 2027.

Accordingly, Shenzhen Baowang E-commerce Co., Ltd., the wholly-owned subsidiary of one of the VIEs, Shenzhen Fanhua Training Co., Ltd., and Shanghai Fanhua Teamhead Insurance Surveyors & Loss Adjustors Co., Ltd., subsidiaries of our claims adjusting segment, enjoyed a preferential tax rate of 20% with a 75% reduction on its annual taxable income for the portion not exceeding RMB1 million and a 50% reduction for the portion between RMB1 million to RMB3 million from January 1 2019 to December 31, 2020, enjoyed a preferential tax rate of 20% with a 87.5% reduction on its annual taxable income for the portion not exceeding RMB1 million and a 50% reduction for the portion between RMB1 million to RMB3 million for the calendar year of 2021, enjoyed a preferential tax rate of 20% with a 87.5% reduction on its annual taxable income for the portion not exceeding RMB1 million and a 75% reduction for the portion between RMB1 million to RMB3 million for the calendar year of 2022, and enjoyed a preferential tax rate of 20% with a 75% reduction on their annual taxable income for the calendar year of 2023. Shenzhen Fanhua Software Technical Co., Ltd. enjoyed a preferential tax rate of 20% with a 87.5% reduction on its annual taxable income for the portion not exceeding RMB1 million and a 75% reduction for the portion between RMB1 million to RMB3 million for the calendar year of 2022, and enjoyed a preferential tax rate of 20% with a 75% reduction on their annual taxable income for the calendar year of 2023. Suzhou Feibao Smart Service Consulting Co., Ltd. (previously known as Suzhou Junzhou Healthcare Management Co., Ltd.) and Shenzhen Huazhong United Technology Co., Ltd. enjoyed a preferential tax rate of 20% with a 75% reduction on their annual taxable income for the calendar year of 2023.The Group’s PRC subsidiaries and the VIEs incorporated in PRC will continually be intitled to the preferential tax treatment for SLPEs upon its fulfilment of certain criteria until December 31, 2027.

Pursuant to the relevant laws and regulations in the PRC, Puyi Bohui is regarded as an accredited software company and a High and New Technology Enterprise (“HNTE”), and thus enjoys preferential tax treatments, including being exempted from PRC Enterprise Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Puyi Bohui, tax year 2015 was the first profit-making year and accordingly, from January 1, 2017 to December 31, 2019 Puyi Bohui has made a 12.5% tax provision for its profits; beginning from January 1, 2020, Puyi Bohui is qualified for west development taxation preference and is subject to an income tax rate for 15%. Puyi Consulting are qualified for west development taxation preference and is subject to an income tax rate for 15%. Based on the operating status of Puyi Dake, it has been certified as a HNTE, thus enjoys a preferential tax treatment of an income tax rate of 15% upon its fulfilment of certain criteria.

VAT

In March 2016, during the fourth session of the 12th National People’s Congress, it was announced that the VAT reform will be fully rolled out and extended to all industries including construction, real estate, financial services and lifestyle services. Subsequently, the State Administration of Taxation and Ministry of Finance jointly issued a Notice on Preparing for the Full Implementation of the VAT Reform (Cai Shui [2016] No. 36). Accordingly, revenues from our services are subject to value-added tax instead of business tax starting from May 1, 2016.

PRC Urban Maintenance and Construction Tax and Education Surcharge

Any entity, foreign-invested or purely domestic, or individual that is subject to consumption tax, VAT and business tax is also required to pay PRC urban maintenance and construction tax. The rates of urban maintenance and construction tax are 7%, 5% or 1% of the amount of consumption tax, VAT and business tax actually paid depending on where the taxpayer is located. All entities and individuals who pay consumption tax, VAT is also required to pay education surcharge at a rate of 3%, and local education surcharges at a rate of 2%, of the amount of VAT, business tax and consumption tax actually paid.

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

	Year Ended June 30,
	2023	2023 to 2024 Percentage Change	2024	2024
	RMB	%	RMB	US$
	(in thousand except percentage)
Net revenues:
Agency	-	100.0	900,246	123,877
Claims adjusting	-	100.0	222,114	30,564
Wealth management and others	114,440	(45.0)	62,966	8,663
Subtotal	114,440	935.8	1,185,326	163,104
Operating costs and expenses
Agency	-	100.0	(889,185)	(122,356)
Claims Adjusting	-	100.0	(219,417)	(30,193)
Wealth Management and others	(173,244)	(35.9)	(111,077)	(15,283)
Subtotal	(173,244)	604.0	(1,219,679)	(167,832)
Income (loss) from operations before goodwill impairment
Agency	-	100.0	11,061	1,521
Claims Adjusting	-	100.0	2,697	371
Wealth Management and others	(58,804)	(18.2)	(48,111)	(6,620)
Subtotal	(58,804)	(41.6)	(34,353)	(4,728)
Impairment loss on goodwill	-	100.0	(426,410)	(58,676)
Loss from operations	(58,804)	683.6	(460,763)	(63,404)
Other income (loss), net:
Net loss from fair value change	-	100.0	(73,761)	(10,150)
Investment income related to the realized gain on available-for-sale investments	13,561	65.0	22,382	3,080
Interest income, net	8,591	93.4	16,619	2,287
Others, net	1,660	(249.5)	(2,482)	(341)
Loss before income taxes and share of loss of affiliates	(34,992)	1,323.2	(498,005)	(68,528)
Income tax expense	(8,585)	50.8	(12,945)	(1,781)
Share of loss of affiliates	-	100.0	(1,121)	(154)
Net loss	(43,577)	1,075.1	(512,071)	(70,463)
Less: net loss attributable to the noncontrolling interests	-	100.0	(222,401)	(30,603)
Net loss attributable to owners of the Company	(43,577)	564.7	(289,670)	(39,860)

Year Ended June 30, 2024 Compared to Year Ended June 30, 2023

Net Revenues

Our net revenues increased by RMB1,070.9 million, or 935.8%, from RMB114.4 million for the fiscal year ended June 30, 2023 to RMB1,185.3 million (US$163.1 million) for fiscal year ended June 30, 2024, primarily due to the acquisition of controlling interests in AIX.

Insurance agency segment

Net revenues from our insurance agency segment increased by 100% from nil to RMB900.2 million (US$123.9 million) for fiscal year ended June 30, 2024 due to the acquisition of AIX. Net revenues from our insurance agency segment consist of net revenues derived from our life insurance business and non-life insurance business.

●	Net revenues from life insurance agency business consist of first year commissions, renewal commissions collected and renewal commissions recognized related to variable consideration estimates. Net revenues for the life insurance business were RMB827.8 million (US$113.9 million) for fiscal year ended June 30, 2024. Net revenues generated from our life insurance business accounted for 69.8% of our total net revenues for fiscal year ended June 30, 2024.

●	Revenues for the non-life insurance business were mainly derived from commissions generated for internet-based insurance products sold on Baowang, including medical insurance, accident insurance, travel insurance and homeowner insurance products and to a lesser extent from commissions and services fees from the provision of insurance brokerage services for commercial line of insurance products. Net revenues for the non-life insurance business were RMB72.4 million (US$10.0 million) for fiscal year ended June 30, 2024. Net revenues generated from the non-life insurance business accounted for 6.1% of our total net revenues for fiscal year ended June 30, 2024.

Claims adjusting services segment

Revenues generated from the claims adjusting business increased by 100% from nil for fiscal year ended June 30, 2023 to RMB222.1 million (US$30.6 million) for fiscal year ended June 30, 2024. Revenues generated from the claims adjusting business accounted for 18.7% of our total net revenues for fiscal year ended June 30, 2024.

Wealth management services segment

Net revenues from wealth management services decreased by RMB51.5 million, or 45.0%, from RMB114.4 million for the fiscal year ended June 30, 2023 to RMB63.0 million (US$8.7 million). Revenues generated from the wealth management business accounted for 5.3% of our total net revenues for fiscal year ended June 30, 2024

●	Publicly raised fund products. Our revenue from publicly raised fund products decreased by RMB21.9 million, or 31.6%, from RMB69.3 million for the fiscal year ended June 30, 2023 to RMB47.4 million (US$6.5 million). The decrease was primarily due to the subdued performance of the A-share market and the correspondingly low investment confidence among individual investors, which in turn led to a diminished transaction value for our publicly raised fund products to individual clients decreased by 1.6 billion, or 28.1%, from 5.7 billion for the fiscal year ended June 30, 2023 to 4.1 billion for the fiscal year ended June 30, 2024 and consequently, a reduction in our commission income.

●	Privately raised fund products. Our net revenues from privately raised fund products decreased by RMB16.0 million, or 62.3%, from RMB25.7 million for the fiscal year ended June 30, 2023 to RMB9.7 million (US$1.3 million). The decrease was primarily due to (i) the fact that investors were affected by the volatile market with increased uncertainty of the future, leading to negative sentiments for privately raised fund products and other high-risk products and their willingness to redeem funds has increased. Therefore, during the fiscal year ended June 30, 2024, the transaction value of our privately raised fund products decreased by 132.0 million, or 64.8%, from 203.8 million for the fiscal year ended June 30, 2023 to 71.8 million for the fiscal year ended June 30, 2024, resulting in a decrease in commission income (including management fees); and (ii) performance-based fees of RMB0.5 million recognized for the fiscal year ended June 30, 2024, as compared to RMB1.8 million for the fiscal year ended June 30, 2023, representing a decrease of 72.2%.

We commenced our asset management services by launching two FoFs in April 2018. As of June 30, 2024, we had three funds under management with AUM of RMB82.7 million (US$11.4 million). Our net revenues from asset management services decreased by RMB1.3 million, or 65.0%, from RMB2.0 million for the fiscal year ended June 30, 2023 to RMB0.7 million (US$93,000). Revenue from consulting and other services primarily consists of service fee from providing comprehensive trust consulting service. Revenue from consulting and other services decreased by RMB12.1 million, or 69.4% from RMB17.4 million for the fiscal year ended June 30, 2023 to RMB5.3 million (US$0.7 million) million for the fiscal year ended June 30, 2024.

Operating Costs and Expenses

Our total operating costs and expenses increased by RMB1,046.4 million, or 604.0%, from RMB173.2 million for the fiscal year ended June 30, 2023 to RMB1,219.7 million (US$167.8 million) for the fiscal year ended June 30, 2024, primarily due to the acquisition of controlling interests in AIX which led to a100% increase in both insurance agency segment and claims adjusting segment.

●	Operating costs and expenses for our insurance agency segment increased by 100% from nil for fiscal year ended June 30, 2023 to RMB889.2 million (US$122.4 million) for fiscal year ended June 30, 2024 due to the acquisition of AIX.

●	Operating costs and expenses for our claims adjusting segment increased by 100% from nil to RMB219.4 million (US$30.2 million) for fiscal year ended June 30, 2024 due to the acquisition of AIX.

●	Operating costs and expenses for our wealth management services segment decreased from RMB173.2 million for the fiscal year ended June 30, 2023 to RMB111.1 million (US$15.3 million) for the fiscal year ended June 30, 2024, primarily due to (i) decrease by 35.4 million, or 37.9%, in labor cost related to the optimization of our sales and marketing team and our administrative workforce and (ii) decreased by 12.1 million, or 61.3%, in office expense related to our cost control measure in fiscal year 2024.

Impairment loss on goodwill

Impairment loss on goodwill for fiscal year ended June 30, 2024 primarily consisted of the impairment loss recognized on goodwill arising from acquisition of AIX. Based on the underperformance of acquired business that the actual revenue and operating income declined as compared with projected results of current period mainly due to the release of new industrial regulatory rules, slowing down macroeconomic condition and a sustained decrease in stock prices, we determined that it was more likely than not that there were indications of impairment for the reporting unit of Insurance Agency. As such, recognize goodwill impairment of RMB426.4 million (US$58.7 million) during the year ended June 30, 2024.

Loss from Operations

As a result of the foregoing factors, we recorded an operating loss of RMB460.8 million (US$63.4 million) for fiscal year ended June 30, 2024, increased by 683.6% from RMB58.8 million for fiscal year ended June 30, 2023.

●

Operations loss for our agency insurance segment was RMB415.3 million (US$1.5 million) for fiscal year ended June 30, 2024 as compared to nil for fiscal year ended June 30, 2023, which was primarily due to the impairment loss on goodwill arising from the acquisition of AIX, offset by operations income of RMB11.1 million contributed by our insurance agency business.

●	Operations income for our claims adjusting segment was RMB2.7 million (US$0.4 million) for fiscal year ended June 30, 2024 as compared to nil for fiscal year ended June 30, 2023, which was primarily due to the acquisition of controlling interests in AIX.

●	Loss from operations for our wealth management segment was RMB48.1 million for fiscal year ended June 30, 2024 as compared to RMB58.8 million for fiscal year ended June 30, 2023, which was primarily due to the decrease of revenue and offset by decrease of operating expenses saving from personnel optimization.

Other Income

Loss from fair value change. Loss from fair value change was RMB73.8 million (US$10.2 million), primarily represents: (i) an unrealized holding loss of RMB82.5 million (US$11.4 million) in fiscal year ended June 30, 2024, reflecting a change in the fair value of the Company’s equity interests holding in Cheche Group Inc; in which we own approximately 3.2%, which is partially offset by an unrealized income of RMB8.8 million (US$1.2 million) representing a change in the fair value of the contingent consideration in regard to AIX’s business combinations in the first quarter of 2023.

Investment Income. Investment income represents income received from short-term investments. Our investment income increased by 65.0% from RMB13.6 million for fiscal year ended June 30, 2023 to RMB22.4 million (US$3.1 million) in fiscal year ended June 30, 2024.

Net Interest Income. Our net interest income increased by 93.4% from RMB8.6 million for fiscal year ended June 30, 2023 to RMB16.6 million (US$2.3 million) for fiscal year ended June 30, 2024 primarily due to the increase in term loans of RMB774.1 million for fiscal year ended June30, 2024 compared from nil for fiscal year ended June30, 2023.

Income Tax Expense

Our income tax expense increased by 50.8% from RMB8.6 million for fiscal year ended June 30, 2023 to RMB12.9 million (US$1.8 million) for fiscal year ended June 30, 2024.

Net Loss Attributable to the Non-controlling Interests

The net loss attributable to the non-controlling interests was RMB222.4 million (US$30.6 million) in fiscal year ended June 30, 2024, as compared to nil for the fiscal year ended June 30, 2023, primarily due to the acquisition of controlling interests in AIX.

Net Loss Attributable to the Company’s Shareholders

As a result of the foregoing factors, our net loss attributable to our shareholders increased by 564.7% from RMB43.6 million for fiscal year ended June 30, 2023 to RMB289.7 million (US$39.9 million) in fiscal year ended June 30, 2024.

Supplemental pro forma information

The following supplemental pro forma information is extracted from Note 3 of our consolidated financial statements which is prepared based on the requirement of ASC 805 for business combinations that occurred in the current reporting period. The pro formation information is prepared as if the business acquisition occurred on July 1, 2022. For the business acquisition, depreciation and amortization have been included in the calculation of the pro forma information provided below, based on the results of purchase price allocation. Depreciation is computed on the straight-line method over the estimated remaining economic lives of the assets, ranging from three to thirty-six years. Amortization is computed on the straight-line method over the estimated useful lives of the assets ranging from three to twenty years.

This supplemental pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisitions on July 1, 2022, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year Ended June 30,
	2023	2024
	RMB	RMB
Total net revenues	3,452,208	2,419,634
Income (loss) from operations	116,065	(453,560)
Net income (loss)	131,771	(397,718)
Net income (loss) attributable to the Company’s shareholders	11,784	(250,192)

Our pro forma net revenues decreased by RMB1,032.6million, or 29.9%, from RMB3,452.2 million for the fiscal year ended June 30, 2023 to RMB2,419.6 million (US$333.0 million) for fiscal year ended June 30, 2024, primarily due to the decrease of net revenues derived from insurance agency services segment from RMB2,938.2 million for the fiscal year ended June 30, 2023 to RMB1,908.0 million for the fiscal year ended June 30, 2024, offset by the increase of net revenues derived from the claims adjusting segment from RMB414.3 million for the fiscal year ended June 30, 2023 to RMB452.4 million for the fiscal year ended June 30, 2024.

The decrease in pro forma net revenues derived from insurance agency segment was mainly due to i) the decrease in life insurance commission rates paid to us by insurance companies in anticipation of a forthcoming regulatory requirement to align the actual expenses with the cost structure and commission ceiling as filed, which in turn adversely impacted the sales volume of our new life insurance business as sales agents became less incentivized to sell life insurance products through us and ii) the business fluctuation caused by the pricing rate change to life insurance products from 3.5% to 3% effective on August 1, 2023 which caused a spike in new business sales in June and July 2023 and then followed by a significant drop in sales since August 2023. Total gross written premiums increased from RMB15.4 billion for the fiscal year ended June 30, 2023 to RMB16.4 billion for the fiscal year ended June 30, 2024, of which first year premiums decreased from RMB4.2 billion to RMB2.7 billion while renewal premiums grew from RMB11.2 billion to RMB13.7 billion.

The increase in pro forma net revenues derived from claims adjusting segment was mainly due to increase in cases of auto insurance-related claims adjustment commissioned by insurance companies, primarily because more insurance companies chose to outsource claims adjusting functions to professional service providers like us to cut fixed costs.

Our pro forma loss from operations was RMB453.6 million (US$62.4 million) for fiscal year ended June 30, 2024, as compared with an income from operations of RMB116.1 million for the fiscal year ended June 30, 2023, mainly due to the decrease in net revenues derived from insurance agency segment and an impairment loss on goodwill of RMB426.4 million reflecting the decrease in the fair value of AIX since the acquisition, partially offset by cost-savings from personnel optimization and decrease number of sales outlets in the insurance agency segment.

As a result of the foregoing factors, our pro forma net loss was RMB397.7 million (US$54.7 million) for fiscal year ended June 30, 2024 as compared with net income from operations of RMB131.7 million for fiscal year ended June 30, 2023.

As a result of the foregoing factors, our pro forma net loss attributable to the Company’s shareholders was RMB250.2 million (US$34.4 million) for fiscal year ended June 30, 2024 as compared with net income attributable to the Company’s shareholders of RMB11.8 million for fiscal year ended June 30, 2023.

Revision to Previously Issued Financial Statements

In 2024, we identified an error related to recording funds it held temporarily for the investors as its asset, yet it did not have control over with. We assessed the materiality of this error individually and in the aggregate with other identified errors to prior periods’ consolidated financial statements in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 99 “Materiality” codified in ASC 250 “Accounting Changes and Error Corrections.” We concluded that the errors including two classification errors were immaterial to our previously issued financial statements and restatement of previously filed financial statements is not required. However, we determined it was appropriate to correct the prior periods errors by revising the financial statement line item amounts previously disclosed in SEC filings in order to achieve comparability in the consolidated financial statements. For details, see Note 2(ad) of the financial statements filed as part of this report.

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from our operating activities. As of June 30, 2024, we had RMB 295.7 million (US$40.7 million) in cash and cash equivalents, and RMB583.9 million (US$80.4 million) in short-term investments. Our cash and cash equivalents consist of cash on hand and bank deposits and our short-term investments consisting of short-term, highly liquid investments that are readily convertible to known amounts of cash, and have an insignificant risk of changes in value related to changes in interest rates. Our principal uses of cash have been to maintenance and development of online and digital platforms including Du Xiaobao, FA App, Baoxian.com, eHuzhu, Fanhua RONS DOP, Fanhua RONS Guanjia, Policy Escrow System and AIX WeCom, investment to digitalize our mid-office and back-office functions, establishment of new branches and sales outlets, working capital requirements, automobiles and office equipment purchases, office renovation and rental deposits.

We expect to require cash to fund our ongoing business needs, particularly acquisitions of complementary business including quality insurance intermediary companies which we expect to fund in stock payment and cash to a lesser degree, further expansion of our distribution and service network in China with the focus on developing a more professional sales force in major cities, the development of digital capabilities and expand our market presence in international markets.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Although we consolidate the results of the VIEs, we only have access to cash balances or future earnings of the VIEs through our contractual arrangements with the VIE. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with the VIEs and their nominee shareholders for a portion of our China operations, which may not be as effective as ownership in directing operational activities of the VIEs.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure” below.

As a Cayman exempted and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiary in China may provide Renminbi funding to our consolidated VIE only through entrusted loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offshore cash we may have to make loans to our PRC subsidiaries and the VIE or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

	For the fiscal year ended June 30,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) generated from operating activities	(56,155)	(25,363)	57,734	7,945
Net cash (used in) generated from investing activities	(10,596)	(4,986)	234,160	32,221
Net cash used in financing activities	-	-	(86,841)	(11,948)
Net (decrease) increase in cash and cash equivalents, and restricted cash	(66,751)	(30,349)	205,053	28,218
Cash and cash equivalents and restricted cash at beginning of year	260,593	194,259	164,470	22,632
Effect of exchange rate changes on cash and cash equivalents	417	560	873	118
Cash and cash equivalents and restricted cash at end of the year	194,259	164,470	370,396	50,968

Operating Activities

Net cash generated from operating activities for the fiscal year ended June 30, 2024 was RMB57.7 million (US$7.9 million). This reflected the net loss of RMB512.1 million (US$70.5 million), as adjusted for non-cash and non-operating items, primarily including (i) depreciation of expense of RMB8.4 million (US$1.2 million); (ii) amortization of intangible assets of RMB50.8 million (US$7.0 million); (iii) non-cash operating lease expense of RMB37.1 million (US$5.1 million); (iv) share-based compensation expenses of RMB23.3 million (US$3.2 million); (v) impairment loss on goodwill of RMB426.4 million (US$58.7 million), reflecting the change in fair value of AIX since the acquisition of AIX in December 2023; and (vi) change in fair value of equity investments and contingent consideration of RMB73.8 million (US$10.2 million). The significant changes in such non-cash and non-operating items were primarily due to amortization of intangible assets and impairment loss on goodwill due to the acquisition of AIX. Operating cash flows were negatively affected by a RMB49.8 million net change in our operating assets and liabilities, primarily from the effects of (i) a decrease of RMB61.6 million (US$8.5 million) in accounts payable and accrued commissions, (ii) a decrease of RMB38.1 million (US$5.2 million) in other payables and accrued expenses; (iii) an decrease of RMB36.5 million (US$5.0 million) in lease liability, (iii) a decrease of RMB67.4 million (US$9.3 million) in accounts receivable and contracts assets and (iv) a decrease of RMB19.9 million (US$2.7 million) in other non-current assets. The net change in our operating assets and liabilities was primarily due to the payment of annual bonus to AIX’s employees and other accrued expenses incurred by AIX.

Net cash used in operating activities for the fiscal year ended June 30, 2023 was RMB25.4 million. This reflected the net loss of RMB43.6 million, as adjusted for non-cash and non-operating items, primarily including (i) depreciation expense of RMB3.5 million; (ii) non-cash operating lease expense of RMB8.8 million; (iii) deferred taxes of RMB15.6 million; and (iv) net gain on disposal of subsidiaries of RMB13.7 million. This amount was further adjusted by negative changes in working capital primarily including (i) an increase of RMB8.2 million in deferred tax assets generated from net loss; and (ii) a decrease of RMB7.7 million in lease liability, primarily due to the early termination of rents. The negative changes were partially offset by (i) a decrease of RMB21.9 million in accounts receivable and contract assets, primarily due to a decrease in the commission receivable of privately raised fund products; and (ii) a decrease of RMB5.4 million in other receivables and current assets, primarily due to a decrease in rental deposit.

Investing Activities

Net cash generated from investing activities for the fiscal year ended June 30, 2024 was RMB234.2 million (US$32.2 million), primarily attributable to cash used to purchase short-term investment products of RMB1.7 billion (US$240.3 million), cash lent to third parties of RMB838.8 million(US$115.4 million), purchase of property, plant and equipment of RMB4.3 million (US$0.6 million) and disposal of subsidiaries, net of cash disposed of RMB12.8 million(US$1.8 million), offset by proceeds from disposal of short-term investments of RMB2.1 billion (US$287.3 million) that matured, repayment of loan receivables from third parties of RMB145.5 million (US$20.0 million) and cash acquired on non-cash acquisitions of RMB601.9 million(US$82.8 million).

Net cash used in investing activities for the fiscal year ended June 30, 2023 was RMB5.0 million, which was primarily attributable to (i) proceeds from disposal of a subsidiary of RMB7.9 million, and (ii) proceeds from disposal of short-term investments of RMB4.8 million.

Financing Activities

Net cash used in financing activities was RMB86.8 million (US$11.9 million) for the fiscal year ended June 30, 2024, attributable to repayment of bank borrowings and other borrowings of RMB164.3 million(US$22.6 million), dividend distributed to non-controlling interest of RMB29.5 million(US$4.1 million), acquisition of non-controlling interests in subsidiaries of RMB26.4 million(US$3.6 million), and repurchase of ordinary shares of AIX from open market of RMB10.0 million(US$1.4 million), partially offset by proceeds from bank borrowings of RMB98.4 million(US$13.5 million) and proceeds of issuance of ordinary shares upon private placement of RMB45.0 million(US$6.2 million).

We did not have any cash inflow or outflow due to financing activities for the fiscal year ended June 30, 2023.

Capital Expenditures

We made capital expenditures of RMB1.9 million and RMB4.3 million (US$0.6 million) for the fiscal years ended June 30, 2023 and 2024, respectively. These expenditures were primarily related to leasehold improvement and our purchase of office equipment.

Holding Company Structure

HPH is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in which we hold equity interest and the VIEs through contractual arrangements in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned subsidiaries and the VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and each of the VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our wholly-owned subsidiary in China to its business development and do not plan to request dividend distributions from it.

Off-Balance Sheet Arrangements

As of June 30, 2024, we did not enter any off-balance sheet arrangements such as any financial guarantees or other commitments to guarantee the payment obligations of any third-parties, which in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operation. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

C. Research and Development, Intellectual Property

Research and Development

Not applicable.

Intellectual Property

See “Item 4. Information on our group — B. Business Overview — Intellectual Property”.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended June 30, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that are reasonably likely to cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period, as well as the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable. This forms our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. The following descriptions of critical accounting estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. For further information, see Note 2 to our consolidated financial statements in this annual report.

Revenue Recognition

Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

We derive agency revenue by serving as a sales agent to distribute various life insurance and a wide range of non-life insurance products on behalf of the insurance companies by which we are entitled to receive initial commission from the insurance companies based on the premium paid by the policyholders for the related insurance policy sold. For life insurance agency, we are also entitled to subsequent renewal commission and compensation, and renewal performance bonus (collectively referred to as “renewal commissions”) which represent variable considerations and are contingent on future renewals of initial policies or we achieve our performance target as such life insurance products are long-term products.

When estimating the variable consideration, we use the expected value method based on accumulated historical data and experiences. We also consider constraints when determining the estimated variable consideration, which we refer to as “estimated constrained values”.

We perform ongoing evaluation of the appropriateness of the constraint applied, and consider the sufficiency of evidence that would suggest that the long-term expectation underlying the assumptions has changed. The estimated renewal commissions are contingent on future renewals of initial policies or achievement of certain performance targets. Given the material uncertainty around the subsequent renewal of the insurance policies, the estimated renewal commissions expected to be collected are recognized as revenue only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. With the passage of time and accumulation of historical experiences and data, the judgment and assumptions are to be continuously re-evaluated and adjusted as needed when more information becomes available.

The following describes how we apply the expected value method and our key considerations and judgments under the expected value method:

●	Determining portfolio of contracts: We set up portfolios segregated by renewal term of the underlying policies which we refer to as a “batch” under the expected value method, by grouping long-term life insurance policies into batches of policies with various renewal terms.

●	Accumulating historical data and experiences: We believe that accumulating sufficient renewal years’ data for new products sold as the basis for the estimate is necessary for making a reasonable estimate that is representative and comparable to those policies sold in subsequent periods. On-going accumulation of historical renewal data and experiences represents the growth of our confidence for making a reasonable estimate without a significant subsequent reversal in revenue recognized.

●	Estimating variability for each variable renewal consideration: For each of the variable renewal commissions, there is only one underlying variability (i.e., the renewal rates for each of the subsequent years of the policy period which is contingent on policyholders’ renewal). Given the payment term for each of the renewal commissions is different, we thus separately estimate the future renewal rates of batches of policies based on accumulated historical renewal information.

●	Considering constraints on estimates: In estimating the variable consideration, we evaluated the following factors that could increase the likelihood or magnitude of a reversal:

-	we have limited history of selling our current life insurance products and co-operating with our current customers, such that our confidence for making a reasonable estimate of future renewal(s) of long-term life insurance policies is limited;

-	the occurrence of renewal is outside our control and the estimate of renewal rates is complex and requires significant judgment;

-	the estimate of variable consideration associated with policy renewals has a broad range of possible consideration amounts; and

-	the contingency is not expected to be resolved for a long period of time

Along with the accumulation of historical renewal data and experiences, we re-evaluate the appropriateness of the constraint applied on an on-going basis and adjust the constraint accordingly when we observe more evidence that would suggest that the long-term expectation underlying the assumptions has changed. Accordingly, the constraint applied to existing business’s total estimated renewal commissions we expect to receive for all sold long-term life insurance products was 45% as of June 30, 2024.  Considering the difference in historical product matrix and portfolio of renewal data, we apply different constraints in estimating the renewal commission revenues to its existing business and the newly acquired entities. Accordingly, the constraints applied to Zhongrong’s and Zhongji’s total estimated renewal commissions we expect to receive for all sold long-term life insurance products are 5% and 27%, respectively, as of June 30, 2024.

●	Ongoing reassessment of the estimated constrained values: We continue to reassess the estimated constrained values at the end of each reporting period on a quarterly basis, including continuing to review and evaluate the reasonableness of the applied assumptions by comparing the original estimated constrained values with the actual renewal commissions collected to monitor and determine whether any changes to the assumptions are needed.

Business Combinations

Business combinations are recorded using the acquisition method of accounting. We allocate the purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, expected cash flows and discount rates.

Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. We use various techniques to determine fair value in such instances, including the income approach. Significant estimates used in determining fair value include, but are not limited to, cash flow projections, discount rate and useful lives. Allocation of purchase consideration to identifiable assets and liabilities affects our amortization expense, as acquired finite-lived intangible assets are amortized over the useful life, whereas any indefinite lived intangible assets, including goodwill, are not amortized. Changes in these estimates and assumptions could materially affect the determination of the asset’s fair value. See Note 3 of the Notes to the Consolidated Financial Statements for information regarding business combination.

Goodwill Impairment Test

Goodwill represents the excess of costs over fair value of net assets of businesses acquired in a business combination. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. The impairment test is performed as of year-end or if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount by comparing the fair value of a reporting unit with its carrying value.

The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Estimates of fair value are primarily determined by using discounted cash flows. Discounted cash flows method is dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates, operating margins and the discount rates applicable to future cash flows. Based on this quantitative test in 2024, it was determined that the carrying amount of the insurance agency reporting unit exceeded its fair value and, therefore, the Company recorded an impairment loss on goodwill of RMB426 million for the year ended June 30, 2024.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Hang Suong Nguyen	39	Chairperson of the board
Hu Yinan	59	Chief Executive Officer and Vice-Chairman of the Board of Directors
Ren Yong	41	Director
Kong Youjie	60	Director
Zhai Lihong	55	Independent Director
Zhou Min	41	Independent Director
Li Yingying	41	Independent Director

Hang Suong Nguyen Ms. Nguyen has been our chairperson since September 2024. Since June 2023, Ms. Hang Suong Nguyen has served as the Vice President of Wealth Will Limited, overseeing operational strategies and driving the company’s capital deployment and growth in multiple emerging markets. Prior to that, from late 2018 until May 2023, she held the position of Sales Director at Trustwell Far East Pte. Ltd., where she was responsible for formulating and executing sales strategies, managing the sales team, analyzing market demands, maintaining customer relationships, and expanding business channels, making significant contributions to the company’s cross-border business. She obtained her Bachelor’s degree in International Business from Vietnam National University in 2008 and her Master’s degree in Business Administration from Hanoi University of Science and Technology in 2009.

Hu Yinan Mr. Hu has served as our chief executive officer and Vice Chairman of the Board since February 2024 and Director since August 2018. Mr. Hu was the chairman of the board of AIX Inc. (NASDAQ: CISG) from 1998 to 2017 and subsequently served as the director of this company from 2017 to 2021. From 1998 to October 2011, Mr. Hu served as the chief executive officer of AIX Inc. He was reappointed as the chairman of the board and the chief executive officer of AIX Inc. from December 2021 till now. From 1993 to 1998, Mr. Hu served as chairman of the board of directors of Guangdong Nanfeng Enterprises Co., Ltd., a company he co-founded that engaged in import and export, manufacturing of wooden doors and construction. From 1991 to 1995, Mr. Hu was an instructor of money and banking at Guangdong Institute for Managers in Finance and Trade. Mr. Hu received a bachelor’s degree and a master’s degree in economics from Southwestern University of Finance and Economics in China.

Ren Yong Mr. Ren has been our Director since September 2022. He served as our chief executive officer from September 2019 to February 2024 and as chairman of the Board from September 2022 to February 2024. Mr. Ren has over 10 years of experience in corporate management. Prior to joining us, Mr. Ren served as the vice president of Fanhua Insurance Sales Services Group Company Limited from 2017 to 2019, and successively served as financial manager, vice general manager, and general manager at a branch office in this company from 2006 to 2017. Mr. Ren received his bachelor’s degree in accounting from Southwestern University of Finance and Economics in 2005 and received his master’s degree in finance from Shandong University in 2011.

Kong Youjie Mr. Kong has been our Director since October 2022. He served as our co-chairman of the Board from October 2022 to February 2024. He has more than 30 years of working experience in the financial industry in China. Prior to joining us, Mr. Kong worked at the People’s Bank of China and the China Insurance Regulatory Commission, as well as multiple security firms, fund management companies and insurance companies. Since 2005, he has successively served as vice general manager, general manager, director, or chairman of the board in several well-known financial institutions. He obtained a doctorate degree in finance from Renmin University of China in 2005.

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

Zhou Min has been an executive director of Tian Ruixiang Holdings Ltd (NASDAQ “TIRX”) since April 2024. Prior to this role, Ms. Zhou worked as an investment manager at Huobi Capital from September 2021 to September 2022, where she developing investment plans and agreements for participating in the negotiation and trading of investment projects, she has rich experience in supervising the operation and development of investment projects,. From September 2016 to June 2021, Ms. Zhou was the business development manager of Delta Insurance Brokerage Co., Ltd. Ms. Zhou has extensive experience in ensuring compliance with securities laws and regulations, protecting shareholders’ interests, as well as participating in the formulation of company strategy and supervising management implementation to promote the company’s long-term development and enhance shareholder value. Ms Zhou graduated from Hunan University with a bachelor’s degree in mechanical automation.

Li Yingying has served as the OEM Cotton Product Director for Qinshu (Shanghai) Trading Co., Ltd since 2022. From July 2021 to October 2022, Ms. Li served as the General Manager of the Product Planning Department at Shanghai Metersbonwe Fashion Co., Ltd., where she had extensive experience in leading the planning team to collect, sort, analyze fashion trends, and develop product strategies based on brand positioning and annual business goals. She also had experience in preparing planning proposals, themes, and quarterly development timetables. From October 2017 to June 2021, Ms. Li served as the Manager of the Product Planning Department at E-Land Group. She had extensive experience in leading the planning, design, and production teams in conducting product sketch review, sample review at selection meetings, and pricing work to ensure product completion. Ms. Li graduated from Donghua University with a Master’s degree in Textile Engineering.

B. Compensation

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. Our board of directors determines the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of our named executive officers are measured by a series of performance criteria by the board of directors on a yearly basis. Such criteria are set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

For the fiscal year ended June 30, 2024, we paid an aggregate of approximately RMB3.0 million (US$0.4 million) in cash to our executive officers and an aggregate of approximately RMB0.7 million in cash (US$90,000) to our independent directors. We have not set aside or accrued any amounts to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

Share Incentives

2018 Share Incentive Plan

Under the 2018 Share Incentive Plan, or the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance will be 16,806,720 ordinary shares (“2018 Share Incentive Plan”).

On February 20, 2024, our board of directors approved the grant of share options to certain directors, executive officers, employees and top agents of the Company and AIX to purchase 6,011,608 ADSs, equal to 9,017,413 ordinary shares of the Company, as a supplement of salary and benefit packages pursuant to the 2018 Share Incentive Plan (the “2018 Option 1”). Pursuant to the share incentive program, the exercise price of these options is US$0.001 per ADS, equating to approximately US$0.0007 per ordinary share. The options are scheduled to vest over a one-year period starting from March 1, 2025, subject to the achievement of certain key performance indicators by the option holders and their continued service with the Company.

2024 Share Incentive Plan

On February 20, 2024, our board of directors adopted a share incentive plan under which we have reserved 111,165,518 ordinary shares for issuance, which was approximately 30% of our outstanding ordinary shares as of December 31, 2023 (“2024 Share Incentive Plan”). As of September 30, 2024, no share award has been granted under the 2024 Share Incentive Plan.

The following paragraphs describe the principal terms of the 2018 Share Incentive Plan and 2024 Share Incentive Plan:

Type of Awards. The plans permit the awards of options, restricted shares, restricted share units and other share awards that relate to our ordinary shares.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the plans, provided that grants to directors and executive officers of our company will be made by the full board. The committee or the board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. We refer to our board of directors or a designated committee plan administrator.

Award Agreement. Awards granted under the plans are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, vesting schedule, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plans or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the Plans. Our board of directors has the authority to terminate, amend, suspend or modify the plans in accordance with our articles of association and subject to applicable laws. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the plans.

As of June 30, 2024, options to purchase 1,479,453 ordinary shares of the Company were outstanding.

The following table summarizes, as of June 30, 2024, the outstanding options that we granted to our directors, executive officers and other individuals as a group.

Name	Options Outstanding	Exercise Price (Per Ordinary Share)(US$)	Grant Date	Expiration Date
Ren Yong	37,500	0.0007	February 20, 2024	March 31, 2028
Kong Youjie	37,500	0.0007	February 20, 2024	March 31, 2028
Yang Yuanfen	35,000	0.0007	February 20, 2024	March 31, 2028
Other individuals as a group	1,369,453	0.0007	February 20, 2024	March 31, 2028

AIX Share Incentive Plans

AIX 2022 Share Incentive Plan

On August 12, 2022, AIX’s board of directors adopted a share incentive plan under which it has reserved 161,143,768 ordinary shares for issuance, which was approximately 15% of its outstanding ordinary shares as of June 30, 2022 (“AIX 2022 Share Incentive Plan”).

Simultaneously, its board of directors approved the grant of options to purchase an aggregate of 4,000,000 ordinary shares of AIX to its independent directors pursuant to the AIX 2022 Share Incentive Plan (the “AIX 2022 Option 1”). The exercise price of these options is US$0.2305 per ordinary share, equal to the closing price of its ADS on the Nasdaq Global Select Market one day prior to the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). The options are scheduled to vest over a four-year period starting from August 31, 2023, subject to their continued service with us. Upon resignation of one of its independent directors, options granted to such independent directors to purchased 800,000 ordinary shares were immediately exercisable and vested. As of June 30, 2024, options to purchase 1,760,000 ordinary shares of AIX related to AIX 2022 Option 1 have been vested.

On February 6, 2023, its board of directors approved the grant of options to purchase an aggregate of 13,680,000 AIX’s ordinary shares to certain top agents who have met the requirements for Million Dollar Round Table Membership (“MDRT” Agents), pursuant to the AIX 2022 Share Incentive Plan (the “AIX 2022 Option 2”). The exercise price of these options is US$0.05 per ordinary share. The options are scheduled to vest over a two-year period starting from March 31, 2024, subject to the achievement of certain key performance indicators by the option holders and their continued service with AIX. As of June 30, 2024, options to purchase 4,718,580 ordinary shares of AIX related to AIX 2022 Option 2 have been vested.

AIX Restricted Share Units

On August 16, 2023, the board of directors of AIX approved the grant of 536,990 restricted share units in the form of ADS (“RSUs”) of AIX to one of its executive officers. The RSUs are scheduled to vest over a five-year period starting from June 30, 2024, subject to his continued service with AIX.

AIX 2024 Share Incentive Plan

On February 20, 2024, AIX’s board of directors adopted a share incentive plan under which it has reserved 113,423,618 of its ordinary shares for issuance, which was approximately 10% of its outstanding ordinary shares as of December 31, 2023 (“AIX 2024 Share Incentive Plan”).

Pursuant to AIX 2024 Share Incentive Plan, two option grants were approved by AIX’s board of directors as follows:

On April 16, 2024, share options were granted to certain “MDRT” Agents to purchase an aggregate of 18,088,000 AIX’s ordinary shares with an exercise price of US$0.11809 per ordinary share, and to certain new agents to purchase 800,000 AIX’s ordinary shares, with an exercise price of US$0.05 per ordinary share, respectively. The options are scheduled to vest over a two-year period starting from March 31, 2025, subject to the achievement of certain key performance indicators by the option holders and their continued service with AIX.

On June 25, 2024, share options were granted to certain sales team leaders to purchase an aggregate of 4,930,000 AIX’s ordinary shares. The exercise price of these options is US$0.05 per ordinary share. The options are scheduled to vest over a two-year period starting from March 31, 2025, subject to the achievement of certain key performance indicators by the option holders and their continued service with AIX.

As of June 30, 2024, options to purchase 29,356,900 ordinary shares of AIX were outstanding and an aggregate of 536,990 RSUs in ADSs of AIX have been issued and outstanding.

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives” disclosed in AIX’s annual report on Form 20-F filed with the Commission on April 29, 2024 for more details of AIX’s share incentives.

C. Board Practices

Board Committees

We have established three committees under the board of directors: the audit committee, the compensation committee, the corporate governance and nominating committee and have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of three independent directors, Dr. Zhai Lihong and Ms. Zhou Min and Ms. Li Yingying, and is chaired by Dr. Zhai Lihong. We have determined that these three independent directors satisfy the independence requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market and the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Dr. Zhai Lihong qualify as “audit committee financial experts” within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our group. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Ms. Li Yingying, Dr. Zhai Lihong and Ms. Zhou Min, and is chaired by Ms. Li Yingying. We have determined that these three independent directors satisfy the independence requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market and the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and recommending to the board with respect to the total compensation package for our chief executive officer;

●	approving and overseeing the total compensation package for our executives other than the chief executive officer;

●	reviewing and making recommendations to the board with respect to the compensation of our directors; and

●	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Ms. Zhou Min, Dr. Zhai Lihong and Ms. Li Yingying, and is chaired by Ms. Zhou Min. We have determined that these three independent directors satisfy the independence requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market and the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

●	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

●	reviewing annually with the board the current composition of the board in light of the characteristics of independence, skills, experience and availability of service to us;

●	identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found by our company to be or becomes of unsound mind; or (iii) without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated.

Board Diversity

The table below provides certain information regarding the composition of our board of directors, based on the self-identification of each board member.

Board Diversity Matrix (As of September 30, 2024)
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Director	8

Part I: Gender Identity	Female	Male	Non-Binary	Did not Disclose Gender
Directors	3	5	-	-

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

D. Employees

The following table sets forth the breakdown of AIX’s employees by function as of June 30, 2024.

	Number of Employees	% of Total
Management	525	11.1
Administrative staff	1,410	29.9
Financial and accounting staff	173	3.7
Professional claims adjustors	2,448	51.9
Information technology staff	160	3.4
Risk management	-	-
Asset management	-	-
Total	4,716	100.0

The following table sets forth the breakdown of HPH’ employees excluding those of AIX’s by function as of June 30, 2024.

Functional area	Number of employees	Percentage of total
Investment advisory	114	49.6%
Management and administrative	29	12.6%
Technical department	59	25.7%
Risk management	6	2.5%
Asset management	22	9.6%
Total	230	100.0%

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

E. Share Ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following tables set forth certain information with respect to the beneficial ownership of our ordinary shares as of September 30, 2024 and as adjusted to reflect the sale of the ordinary shares offered by us in our initial public offering, for:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares; and

●	each of our directors and executive officers;

As of September 30, 2024, we had 372,547,538 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of September 30, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares beneficially owned
Name of beneficial owner	Ordinary Shares	Percentage
Directors and Executive Officers:
Hang Suong Nguyen	-	-
Hu Yinan (2)	100,179,785	26.89%
Ren Yong	*	*
Kong Youjie	*	*
Zhai LihongZhai Lihong	-	-
Zhou Min	-	-
Li Yingying	-	-
Yang Yuanfen	*	*
All Directors and Executive Officers as a Group	101,054,932	27.13%

Principal Shareholders:
Sea Synergy Limited (3)	94,849,055	25.46%
Yu Haifeng (4)	37,032,000	9.94%
Worldwide Success Group Limited (4)	37,032,000	9.94%
Ge Peng(5)	26,781,130	7.19%
Green Ease Holdings Limited (6)	24,281,130	6.52%
Kingsford Resources Limited (7)	19,626,050	5.27%

*	Less than 1% of our total outstanding ordinary shares.

†	The business address of our directors and executive officers is c/o 61/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China.

(1)	Percentage of beneficial ownership of each director and executive officer is based on 372,547,538 ordinary shares outstanding as of September 30, 2024.

(2)	Includes (i) 94,849,055 ordinary shares of our company directly held by Sea Synergy Limited, or Sea Synergy, and (iii) 5,330,730 ordinary shares of our company held through Kingsford Resources Ltd., or Kingsford Resources. Sea Synergy is a holding company without any substantive operations. It is 100% held by Summer Day Limited which is 100% owned by Mr. Yinan Hu. Kingsford Resources is a shareholding vehicle that we established to hold shares of the Company on behalf of certain executive officers. Mr. Hu directly holds 27.1% of the equity interests of Kingsford Resources which directly holds 19,626,050 ordinary shares of the Company.

(3)	Includes 94,849,055 ordinary shares of the Company directly held by Sea Synergy. The registered address of Sea Synergy is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(4)	Represents 37,032,000 ordinary shares held through Worldwide Success Group Limited. Worldwide Success Group Limited is a BVI business company incorporated with limited liability in the British Virgin Islands and is wholly owned by Mr. Yu Haifeng. The registered address of Worldwide Success Group Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(5)	Represents (i) 24,281,130 ordinary shares of our Company directly held by Green Ease Holdings Limited, or Green Ease, and (iii) 2,500,000 ordinary shares of our Company held through Kingsford. Green Ease is a holding company without any substantive operations. It is 100% held by High Rank Investment Limited, which is 100% held by Mr. Peng Ge, director and chief financial officer of AIX. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, High Rank Investments and Mr. Ge may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by High Rank. Mr. Ge beneficially holds 12.7% of the equity interests of Kingsford Resources.

(6)	Represents 19,626,050 ordinary shares of the Company directly held by Green Ease. The registered address of Green Ease is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(7)	Represents 19,626,050 ordinary shares of the Company directly held by Kingsford. The registered address of Kingsford is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of September 30, 2024, 42,528,804 ordinary shares were held by one record holder in the United States, representing approximately 11.4% of our total outstanding shares. The record holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Share Incentive Plan

See “Directors, Senior Management and Employees — B. Compensation —Share Incentive.”

Other Related Party Transactions

Please see Note 21 of the consolidated financial statements filed as part of this annual report.

C. Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

We have appended consolidated financial statements to this annual report. See “Item 18. Financial Statements.”

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

See “C. Markets”

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, of which every two represent three ordinary shares, are listed on the Nasdaq Global Market under the symbol “HPH.” From March 29, 2019 until March 13, 2024, our ticker symbol was “PUYI.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association, as adopted by our shareholders by special resolution, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our fourth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our authorized share capital is divided into Class A ordinary shares and Class B ordinary shares, and their respective rights and restrictions are set out in our fourth amended and restated memorandum and articles of association. Our Class A ordinary shares and Class B ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Each Class B ordinary share is convertible into one (1) fully paid Class A ordinary share at any time by the relevant holder. The right to convert shall be exercisable by the holder of the Class B ordinary share delivering a written notice to our company. In no event shall our Class A ordinary shares be convertible into Class B ordinary shares. Save for the voting rights and conversion rights set out in our fourth amended and restated memorandum and articles of association, our Class A ordinary shares and Class B ordinary shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

Fractional Shares. Under the terms of our fourth memorandum and articles of association, the directors of the Company may issue fractions of a share and, if so issued, a fraction of a share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole share. If more than one fraction of a share is issued to or acquired by the same shareholder such fractions shall be accumulated.

Dividends. The holders of our shares are entitled to such dividends as may be declared by our board of directors. Under the laws of the Cayman Islands, our company may declare and pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting rights. Holders of our shares have the right to receive notice of, attend, speak and vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman. Subject to any rights and restrictions for the time being attached to any share, on a show of hands every shareholder present in person and every person representing a shareholder by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general meeting or extraordinary general meeting of our company, each have one (1) vote for each Class A ordinary share and one hundred (100) votes for each Class B ordinary share and on a poll every shareholder and every person representing a shareholder by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one (1) vote for each Class A ordinary share and one hundred (100) votes for each Class B ordinary share of which he or the Person represented by proxy is the holder.

A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than an aggregate of one-third of all shares in issue of our company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least ten calendar days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding shares at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our fourth amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes that will affect the rights, preferences, privileges or powers of the preferred shareholders.

General Meetings of Shareholders. As a Cayman Islands exempted company with limited liability, we are not obliged by the Companies Act to call shareholders’ annual general meetings. At our general meetings the report of our directors (if any) shall be presented.

Shareholders’ general meetings may be convened by the chairman or a majority of our board of directors. Advance notice of at least ten (10) calendar days is required for the convening of general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than an aggregate of one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Act provides shareholders with only limited rights to require a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fourth memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the paid up capital of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our fourth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in writing, and shall be executed by or on behalf of the transferor, and if the directors so require, signed by the transferee.

Our board of directors may, in its absolute discretion, decline to register any transfer of any share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the NASDAQ Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Liquidation. On the winding up of our company by special resolution of our company our any other sanction required by the Companies Act, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of our paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

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

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares, subject to any rights or restrictions for the time being attached to any class of shares, may only be materially varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of the class by a majority of two-thirds of the votes cast at such meeting. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our fourth amended and restated memorandum of association authorizes our board of directors to issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our fourth amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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

Anti-Takeover Provisions. Some provisions of our third memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fourth memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

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

Uncertainties exist with respect to how the EIT Law applies to the tax residence status of HPH and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, on April 22, 2009 which provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied:

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

We believe that HPH is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If we are deemed a China resident enterprise, we may be subject to the EIT at the rate of 25% on our global income, except that the dividends we receive from our Chinese subsidiaries may be exempt from the EIT to the extent such dividends are deemed dividends among qualified resident enterprises. If we are considered a resident enterprise and earn income other than dividends from our Chinese subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

PRC Value-Added Tax

On March 23, 2016, the Ministry of Finance of China and the State Administration of Taxation of China jointly issued the Circular on the Nationwide Implementation of Pilot Program for the Collection of Value Added-Tax Instead of Business Tax, or Circular 36, which came into effect on May 1, 2016. Subsequent to the effectiveness of Circular 36, the business of the VIEs and WFOEs and their subsidiary will be primarily subject to value-added tax, or VAT, at a rate of 6% and they would be permitted to offset input VAT by providing valid VAT invoices received from vendors against their VAT liability.

PRC Stamp Tax

The Stamp Tax Law of the People’s Republic of China (the “Stamp Tax Law”) was promulgated by the SCNPC on June 10, 2021 and came into effect on July 1, 2022. According to the Stamp Tax Law, all units and individuals which execute taxable documents or conduct security transactions should be regarded as obligatory payers of stamp duty. The taxable documents include the contracts, property transfer documents and business account books listed in the Schedule of Stamp Duty Items and Tax Rates attached hereto. The securities transactions refer to the transfer of the stocks and depository receipts based on stocks, which are traded on the stock exchanges established according to laws or other national stock exchanges approved by the State Council. Taxpayers shall calculate the amount of tax payable in accordance with the nature of the taxable documents, and the tax rate varies from 0.003% to 0.1%.

Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises are exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries through our BVI subsidiary are subject to a 10% withholding tax, provided that we are determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the EIT Law. Pursuant to the Avoidance of Double Taxation Arrangement, which became effective on January 1, 2007, which was subsequently amended on January 30, 2008, May 27, 2010, April 1, 2015 and July 19, 2019, dividends from our PRC subsidiaries paid to us through our Hong Kong SAR subsidiary CNinsure Holdings Ltd. are subject to a withholding tax at a rate of 5%. However, as described above, we may be considered a PRC resident enterprise for EIT purposes, in which case dividends received by us from our PRC subsidiary would be exempt from the PRC withholding tax because such income is exempted under the EIT Law for a PRC resident enterprise recipient. In July 2018, CNinsure Holdings Ltd. was determined by Hong Kong SAR Taxation Bureau to be a Hong Kong SAR resident enterprise and completed the application and filing process for enjoying the tax treaty in PRC Taxation Bureau therefore we have applied 5% withholding tax rate for the dividends paid by our PRC subsidiaries since then. As there remains uncertainty regarding the interpretation and implementation of the EIT Law and the Implementation Rules, it is uncertain whether any dividends to be distributed by us, if we are deemed a PRC resident enterprise, to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—cc—Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.”

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest rate risks

Our exposure to interest rate risk primarily relates to the interest income generated by cash in bank and short-term, highly-liquid investments with original maturities of 90 days or less, and interest expenses incurred by short-term borrowing. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure.  Due to changes in market interest rates, our future interest expense may increase and our future interest income may fall short of expectations.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under such policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Removal of the U.S. dollar peg has resulted in an approximately more than 25.0% appreciation of the RMB against the U.S. dollar over the following eight years. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The PRC government may from time to time make further adjustments to the exchange rate system in the future. To the extent that we need to convert our U.S. dollar or other currencies-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar or other currencies would have an adverse effect on the RMB amount we receive from the conversion. We had U.S. dollar-denominated and Hong Kong dollar-denominated financial assets amounting to US$4.3 million and HKD11.9 million as of June 30, 2024, respectively. A 10% appreciation of the RMB against the U.S. dollar and Hong Kong dollar would have resulted in a total decrease of RMB4.2 million (US$0.6 million) in the value of our U.S. dollar-denominated and Hong Kong dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts or other currencies amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or other currencies against the RMB would have a negative effect on the U.S. dollar or other currencies amount available to us.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders.

By passing resolutions at the Extraordinary General Meeting of Shareholders on March 13, 2024, the Company had re-designated 50,000,000 of its authorized but unissued ordinary shares of par value of $0.001 each (the “Ordinary Shares”) as 50,000,000 preference shares of par value of $0.001 each (the “Preference Shares”) and amended and restated its existing memorandum and articles of association as the third amended and restated memorandum and articles of association.

By passing resolutions at the Extraordinary General Meeting of Shareholders and separate Class Meeting of the holders of ordinary shares of the Company on October 31, 2024, the Company had amended its authorized share capital to US$5,000,000 divided into 5,000,000,000 shares consisting of (i) 4,000,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each (the “Class A Ordinary Shares”); and (ii) 1,000,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each (the “Class B Ordinary Shares”), and amended and restated its existing memorandum and articles of association as the fourth amended and restated memorandum and articles of association.

As of the date of this report, pursuant to the fourth amended and restated memorandum and articles of association, the Company is authorized to issue 4,000,000,000 Class A Ordinary Shares and 1,000,000,000 Class B Ordinary shares. Each holder of a Class A Ordinary Share shall have one (1) vote for each Class A Ordinary Share and each holder of the Class B Ordinary Shares shall have one hundred (100) votes for each Class B Ordinary Share.

See the disclosure regarding the third amended and restated memorandum and articles of association and issuance of Preference Shares contained in the Explanatory Note and Exhibit 3.1 to the Form 6-K filed with the SEC on March 13, 2024, which are incorporated herein by reference.

See the disclosure regarding the fourth amended and restated memorandum and articles of association and issuance of Class A ordinary shares and Class B ordinary shares contained in the Explanatory Note and Exhibit 3.1 to the Form 6-K filed with the SEC on October 31, 2024, which are incorporated herein by reference.

B. Use of Proceeds

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of June 30, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of June 30, 2024, excluding AIX Inc. (formerly known as “Fanhua Inc.”), which was acquired on December 31, 2023 and whose financial results constitute 87.7% of net assets, 89.3% of total assets and 94.8% of net revenues of the consolidated financial statement amounts as of and for the year ended June 30, 2024, using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In 2024, we identified three uncorrected errors to previously issued financial statements. These uncorrected misstatements were not prevented or detected as a result of operating effectiveness deficiencies of certain internal controls during prior periods. During the fiscal year ended June 30, 2024, our management has designed and implemented corrective actions to remediate the control deficiencies primarily through enhancing the detailed description of the review steps as well as the inputs needed in the relevant controls.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of June 30, 2024 based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our company’s internal control over financial reporting as of June 30, 2024, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

C. Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on the evaluation we conducted, management has concluded that only those changes implemented by management in connection with our implementation of the corrective actions discussed above in Item 15B to remediate control deficiencies in prior period occurred during the period covered by this annual report on Form 20-F.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dr. Zhai Lihong, the chair of our audit committee and an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in November 2018. We have posted a copy of our code of business conduct and ethics on our website at website https://ir.puyiwm.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On March 29, 2024, we engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as our independent registered public accounting firm, and dismissed Marcum Asia CPAs LLP. See also “Item 16F. Change in Registrant’s Certifying Accountant.” The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP and Deloitte (PCAOB No. 1113) for the periods indicated.

	For the fiscal year ended June 30,
	2023	2024
	USD	USD
	(in thousands)
Audit Fees
–Marcum Asia CPAs LLP	340	72
–Deloitte Touche Tohmatsu Certified Public Accountants LLP	-	350
Total Fees	340	422

Audit Fees

Audit Fees means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC. The amount included VAT.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 29, 2024, we engaged Deloitte as our independent registered public accounting firm, and dismissed Marcum Asia CPAs LLP. The change of our independent registered public accounting firm had been approved by our board and the audit committee of our board, and the decision was not made due to any disagreements between us and Marcum Asia CPAs LLP.

The reports of Marcum Asia CPAs LLP on our consolidated financial statements for the fiscal years ended June 30, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended June 30, 2022 and 2023 and the subsequent interim period through March 29, 2024, there have been no (i) disagreements between us and Marcum Asia CPAs LLP on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of Marcum Asia CPAs LLP would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have provided Marcum Asia CPAs LLP with a copy of the disclosures in Form 6-K filed with the Commission on April 2, 2024 and here under this Item 16F as required under Item 16F of Form 20-F and requested from Marcum Asia CPAs LLP a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Marcum Asia CPAs LLP’s letter dated April 2, 2024 was attached as Exhibit 15.6 in our annual report on Form 20-F filed with the Commission on November 15, 2024.

During the fiscal years ended June 30, 2022 and 2023 and the subsequent interim period through March 29, 2024, neither we nor anyone on behalf of us has consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Deloitte concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Nasdaq Stock Market Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers (Hong Kong), our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We followed home country practice with respect to annual meetings and did not hold an annual meeting of shareholders. However, we held an extraordinary general meeting on March 13, 2024 and obtained requisite shareholders’ approval to change the Company name from “Puyi Inc.” to “Highest Performances Holdings Inc.” We may hold annual or extraordinary shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

On February 20, 2024, our board of directors adopted a share incentive plan under which we have reserved 111,165,518 ordinary shares for issuance, which was approximately 30% of our outstanding ordinary shares as of December 31, 2023.

Pursuant to the Nasdaq Stock Market Rule 5635(c), shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except for a few situations stated thereunder. In relations to the 2024 Share Incentive Plan mentioned above, Walkers (Hong Kong), our Cayman Island counsel, has provided letters to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the issuance of securities in the circumstances set out in Nasdaq Stock Market Rule 5635(c). We follow home country practices accordingly. Other than the annual meeting, share purchase plan to employees practices and the independent director majority requirement and compensation committee requirement described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

In march 2019, an insider trading policy was adopted by our board of directors and subsequently amended on March 15, 2023, governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees, to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards applicable to us. Our insider trading policy is filed as Exhibit 11.2 to this Form 20-F.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We rely increasingly on information technology systems and network infrastructure to conduct operations and engage with our customers and business partners. As the complexity of our engagements grows, so do the potential threats from cyber intrusion, ransomware, denial of service, phishing, account takeover, data manipulation, and other cyber misconduct. To counter these threats, we have implemented comprehensive cybersecurity risk assessment procedures and taken various measures to ensure their effectiveness in reporting and managing cybersecurity risks. We have also integrated cybersecurity risk management procedures into our overall risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various operational levels, including access management, network management, system maintenance, data integrity, and proper use of information resources. We strive to manage cybersecurity risks and protect sensitive information through various means and processes, including, but not limited to, the following: (i) an incident response team designated to assess, contain, and mitigate the potentially harmful effects of cybersecurity incidents, including developing a comprehensive plan outlining the appropriate steps of incident response and disciplinary measures to be implemented upon the occurrence of such incidents, (ii) access control protocols based on a “least privilege” principle, which allows user access only to the resources necessary to perform their respective function(s); (iii) network security monitoring, including firewalls, Intrusion Detection Systems (IDS) and other programs to monitor suspect activity on our network, (iii) regular updates to keep our software and systems current through the use of automated patching solutions, and monitor news sources, industry consortia, and vendors for updates and threat information, and (iv) periodic review of information security controls by internal and external staff, and regular training sessions on information security conducted for employees. addition, we work with third-party cybersecurity professionals to guide and support our cybersecurity management efforts. We have implemented information technology access control procedures to oversee and identify cybersecurity risks associated with our third-party service providers. For example, third-party access may be evaluated and approved by the director of technical department on a case-by-case basis and granted strictly in accordance with the “least privilege” principle, after such third parties have undergone a background check or other due-diligence process. Any third-party service providers connecting to our network must demonstrate that they are capable of maintaining appropriate safeguards to comply with applicable cybersecurity laws and regulations.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

The audit committee of our board of directors is responsible for overseeing the Company’s risk management processes and the implementation of our cybersecurity policy. The board and the audit committee are aware of the rapidly evolving nature of threats presented by cybersecurity incidents and are committed to the prevention, timely detection, and mitigation of the effects of cybersecurity incidents on the Company. The audit committee shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. The audit committee routinely provides updates to the board on the matters related to cybersecurity, and is responsible for reviewing and evaluating the sufficiency of our cybersecurity policy and proposing any necessary changes to the board for approval.

The audit committee also receives regular reports and updates from the director of technical department, such as the internal and external cybersecurity threat landscape, material risks arising from cybersecurity threats, and any material cybersecurity incidents.

Our management is committed to cybersecurity risk management. The head of our technology department, Mr. Shuqiang Liu, who leads a dedicated cybersecurity team, is responsible for assessing and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents related to HPH’s legacy IT system. Mr. Liu has 15 years of experiences in the field including in application, infrastructure, development, security and governance. He directly reports to our chief executive officer. Currently, AIX’s information technology systems are maintained by its own IT team, and AIX’s chief digital officer, Mr. Jun Li, who has over 20 years of experience in the field and holds relevant certificates such as Certified System Analyst, Certified Network Associate and Certified Database Tuning Expert, oversees key aspects of cybersecurity in AIX and is primarily responsible for assessing and managing the risks from cybersecurity threats and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents within AIX. Mr. Li reports to AIX’s chief executive officer Mr. Yinan Hu who also serves as HPH’s chief executive officer. Mr. Hu will provide timely and routine updates to the audit committees of both AIX and HPH on any material cybersecurity incidents.

Although we have implemented various measures to mitigate cybersecurity threats, we cannot guarantee that cybersecurity risks will be completely eliminated, and we may from time to time be exposed to risks from cybersecurity threats. As of the date of this annual report, we have not experienced any cybersecurity incidents or identified any risks from cybersecurity threats that have affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant, effective March 19, 2019 (incorporated herein by reference to Exhibit 3.2 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
1.2	Third Amended and Restated Memorandum and Articles of Association of the Registrant, effective March 13, 2024 (incorporated herein by reference to Exhibit 3.1 to Form 6-K filed on March 13, 2024 (File No. 001-38813))
1.3	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, effective October 31, 2024 (incorporated herein by reference to Exhibit 3.1 to Form 6-K filed on October 31, 2024 (File No. 001-38813))
2.1	Registrant’s Specimen Share Certificate for ordinary shares (incorporated herein by reference to Exhibit 4.1 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
2.2	Form of Chengdu Puyi Bohui Information Technology Co., Ltd. Equity Entrustment Agreement (same as Exhibit 4.23) (incorporated herein by reference to Exhibit 4.2 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
2.3	Purchase Agreement between Fanhua Inc. and Puyi Inc. dated September 5, 2018 (incorporated herein by reference to Exhibit 4.3 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
2.4	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.5) (incorporated herein by reference to Exhibit 4.4 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
2.5	Deposit Agreement, among the Registrant, the Depositary and Beneficial Owners of the American Depositary Receipts dated March 27, 2019 (incorporated herein by reference to Exhibit 2.5 to the Form 20-F, as amended, initially filed on October 14, 2019 (File No. 001-38813))
2.6*	Description of Securities
4.1	Instrument of Transfer between Worldwide Success Group Limited and Advance Tycoon Limited dated August 31, 2018 (incorporated herein by reference to Exhibit 10.1 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.2	Instrument of Transfer between Worldwide Success Group Limited and Danica Surge Limited dated August 31, 2018 (incorporated herein by reference to Exhibit 10.2 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.3	Instrument of Transfer between Worldwide Success Group Limited and Winter Dazzle Limited dated August 31, 2018 (incorporated herein by reference to Exhibit 10.3 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.4	Equity Interest Transfer Agreement between Yu Haifeng and Chengdu Puyi Bohui Information Technology Co., Ltd. dated August 7, 2018 (incorporated herein by reference to Exhibit 10.4 to the Form F-1, as amended, November 21, 2018 (File No. 333-228510))
4.5	Equity Interest Transfer Agreement between Yu Haifeng and Renshou Xinrui Enterprises Management Center (Limited Partnership) dated August 7, 2018 (incorporated herein by reference to Exhibit 10.5 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.6	Share Transfer Agreement between Chengdu Puyi Bohui Information Technology Co., Ltd. and Renshou Xinrui Enterprises Management Center (Limited Partnership) & Yu Haifeng dated December 28, 2016 (incorporated herein by reference to Exhibit 10.6 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))

4.7	Share Transfer Agreement between Li Shaogang & Dai Zijian and Tibet Zhuli Investment Co., Ltd & Guangdong Fanhua Puyi Asset Management Co., Ltd. dated May 22, 2018 (incorporated herein by reference to Exhibit 10.7 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.8	Equity Transfer Agreement between Yu Haifeng & Renshou Xinrui Enterprises Management Center (Limited Partnership) and Chengdu Puyi Bohui Information Technology Co., Ltd dated June 5, 2018 (incorporated herein by reference to Exhibit 10.8 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.9	Share Transfer Agreement between Shao Yanhui & Diao Yi and Dai Zijian & Li Shaogang dated March 20, 2017 (incorporated herein by reference to Exhibit 10.9 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.10	Equity Transfer Agreement between Shenzhen Chuangjia Investment Partnership (Limited Partnership) and Yang Yuanfen dated July 16, 2018 (incorporated herein by reference to Exhibit 10.10 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.11	Equity Transfer Agreement between Shenzhen Chuangjia Investment Partnership (Limited Partnership) and Yu Haifeng dated July 16, 2018 (incorporated herein by reference to Exhibit 10.11 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.12	Equity Interest Transfer Agreement between Shenzhen Yingjiasheng Investment Partnership (Limited Partnership) and Yu Haifeng dated March 14, 2016 (incorporated herein by reference to Exhibit 10.12 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.13	Equity Transfer Agreement between Tang Jianping and Guangdong Fanhua Puyi Asset Management Co., Ltd dated July 3, 2018 (incorporated herein by reference to Exhibit 10.13 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.14	Form of Employment Agreement between the Registrant and its chief executive officers (incorporated herein by reference to Exhibit 10.14 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.15	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.15 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.16	Exclusive Technology and Consultancy Services Agreement between Puyi Enterprises Management Consulting Co., Ltd. and Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 6, 2018 (incorporated herein by reference to Exhibit 10.16 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.17	Equity Interest Pledge Agreement among Puyi Enterprises Management Consulting Co., Ltd., Yu Haifeng, Yang Yuanfen and Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 6, 2018 (incorporated herein by reference to Exhibit 10.17 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.18	Exclusive Option Agreement among Puyi Enterprises Management Consulting Co., Ltd., Haifeng Yu, Yuanfen Yang and Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 6, 2018 (incorporated herein by reference to Exhibit 10.18 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.19	Spouse Consent Letter provided by Xiao Qi, Yu Haifeng’s spouse, dated September 6, 2018 (incorporated herein by reference to Exhibit 10.19 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.20	Spouse Consent Letter provided by Cheng Jianping, Yang Yuanfen’s spouse, dated September 6, 2018 (incorporated herein by reference to Exhibit 10.20 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.21	Powers of Attorney granted by Yu Haifeng dated September 6, 2018 (incorporated herein by reference to Exhibit 10.21 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.22	Powers of Attorney granted by Yang Yuanfen dated September 6, 2018 (incorporated herein by reference to Exhibit 10.22 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))

4.25	Supplemental Agreement to Exhibit 10.24 dated September 19, 2018 (incorporated herein by reference to Exhibit 10.25 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.26	Purchase Agreement between Fanhua Inc. and Puyi Inc. dated September 5, 2018 (incorporated herein by reference to Exhibit 10.26 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.27	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.27 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.28	2024 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form S-8, as amended, initially filed on March 11, 2024 (File No. 333-277814))
4.29	Escrow Agreement among the Registrant, Continental Stock Transfer & Trust Company and Network 1 Financial Securities, Inc. dated February 25, 2019 (incorporated herein by reference to Exhibit 4.28 to the Form 20-F, as amended, initially filed on October 14, 2019 (File No. 001-38813))
4.30	Equity Interest Transfer Agreement between Yang Yuanfen and Puyi Enterprises Management Consulting Co., Ltd. dated June 30, 2023 (incorporated herein by reference to Exhibit 4.29 to the Form 20-F, as amended, initially filed on September 25, 2023 (File No. 001-38813))
4.31	Share Purchase Agreement with GEM Global Yield LLC SCS and GEM YIELD BAHAMAS LIMITED dated April 16, 2024 (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed on April 16, 2024 (File No. 001-38813)
4.32	Form of Securities Agreement with Certain Shareholders of AIX dated December 27, 2023 (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed on December 27, 2023 (File No. 001-38813)
4.33*	English translation of Share Transfer Agreement between Chengdu Puyi Bohui Information Technology Co., Ltd. and Beijing Fanlian Investment Co., Ltd., dated December 22, 2023
4.34*	English translation of Framework Cooperation Agreement, dated February 2, 2024, among Singapore White Group Pte. Ltd., Puyi Inc., and Fanhua Inc.
8.1*	Subsidiaries and Affiliated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
11.2*	Insider Trading Policy
12.1*	CEO Certificate Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2*	CFO Certificate Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1**	CEO Certificate Pursuant to Section 906 of Sarbanes-Oxley Act of 2002
13.2**	CFO Certificate Pursuant to Section 906 of Sarbanes-Oxley Act of 2002
15.1*	Consent of Walkers (Hong Kong)
15.2*	Consent of ETR Law Firm
15.3*	Consent of Hai Run Law Firm
15.4*	Consent of Marcum Asia CPAs LLP
15.5*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.6	Letter from Marcum Asia CPAs LLP to the Securities and Exchange Commission, dated April 2, 2024 (incorporated by reference to Exhibit 16.1 of our Form 6-K filed with the Commission on April 2, 2024)
97.1*	Clawback Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Highest Performances Holdings Inc.

November 15, 2024	BY:	/s/ Hu Yinan
Hu Yinan
Vice-Chairman of the Board, Chief Executive Officer

HIGHEST PERFORMANCES HOLDINGS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Highest Performances Holdings Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Highest Performances Holdings Inc. and its subsidiaries (the “Company”) as of June 30, 2024, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows, for the year ended June 30, 2024, and the related notes and schedule I (collectively referred to as the “financial statements”). We have also audited the Company’s internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

As described in the Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at AIX Inc. (formerly known as “Fanhua Inc.”), which was acquired on December 31, 2023 and whose financial results constitute 87.7% of net assets, 89.3% of total assets and 94.8% of net revenues of the consolidated financial statement amounts as of and for the year ended June 30, 2024. Accordingly, our audit did not include the internal control over financial reporting at AIX Inc.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(v) to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside of People’s Republic of China.

Basis for Opinions

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

To the Shareholders and the Board of Directors of Highest Performances Holdings Inc. (continued)

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition: Estimate of variable renewal commissions for long-term life insurance products and impact on revenue recognized — Refer to Note 2(r) to the financial statements

Critical Audit Matter Description

The agency revenues recognized for the life insurance business include estimated variable renewal commissions for long-term life insurance products. As described in Note 2(r) to its financial statements, the Company uses the expected value method and considers constraints as well to estimate variable renewal commissions, which are contingent on future renewals of initial policies or achievement of certain performance targets. Given the material uncertainty around the future renewal of the insurance policies, the estimated renewal commissions expected to be collected are recognized as revenue only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.

Auditing management’s determination of estimated variable renewal commissions was complex and highly judgmental due to the complexity of the models used and the subjectivity required by the Company to estimate the amount for future renewals of policies, the calculation of the amount of commission revenue that is probable of not being reversed, and the determination of the timing and amount of any revenue adjustment that results from changes in the estimates of previously recorded estimated renewal commissions. The Company utilizes statistical methodologies to estimate renewal rate(s), which is a key driver when estimating the amount of future renewals of policies. To determine the constraint to be applied to the estimated renewal commissions, the Company evaluates historical experiences and data and applies judgment. For the ongoing evaluation of assumptions, the Company also analyzes whether circumstances have changed and considers any known or potential modifications to the inputs into estimated renewal commissions model and the factors that can impact the amount of renewal commissions expected to be collected in future periods such as commission rates, insurance products composition, renewal terms of insurance products and changes in relevant laws and regulations. The judgment and assumptions are continuously re-evaluated and adjusted as needed along with the accumulation of historical experiences and data when new information becomes available.

Given the significant judgment required to determine the amount of estimated variable renewal commissions, performing audit procedures to evaluate the reasonableness of management’s assessment required a high degree of auditor judgment and an increased extent of effort.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

To the Shareholders and the Board of Directors of Highest Performances Holdings Inc. (continued)

Critical Audit Matters (continued)

Revenue recognition: Estimate of variable renewal commissions for long-term life insurance products and impact on revenue recognized — Refer to Note 2(r) to the financial statements (continued)

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of the reasonableness of the Company’s estimate of variable renewal commissions for long-term life insurance products discussed above included the following, among others:

●	We engaged an actuarial specialist to assist in our evaluation of the appropriateness of the valuation methodology, including the determination of portfolio of contracts, and assumptions used by management to estimate variable renewal commissions by benchmarking the methods and assumptions against general market practice within the insurance industry.

●	We performed a substantive analytical procedure by developing a range of independent estimates and comparing those to the renewal rate selected by management for evaluating the reasonableness of management’s assumptions.

●	We performed substantive analytical procedures by developing an independent expectation and compared to the Company’s estimate applying our own methods as well as assumptions with the Company’s data, and we evaluated significant unexpected differences, if any.

●	We tested the completeness and accuracy of the underlying data that served as the basis for our substantive analytical procedures.

●	We performed retrospective review to compare the actual realized renewal commissions with the estimated value that has been recognized as revenues.

Business combination: Estimate of the fair values of identifiable intangible assets for purchase price allocation — Refer to Note 3(a) to the financial statements

Critical Audit Matter Description

As described in Note 3(a) to the financial statements, the Company acquired AIX Inc. on December 31, 2023 in a business combination. Management of the Company estimated the allocation of the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed, with the remaining amount being classified as goodwill based on valuation report prepared by an independent specialist.

We deemed the estimate of the fair values of identifiable intangible assets in the purchase price allocation a significant audit matter because of the significant assumptions made by management to estimate the fair values. These estimates include cash flow projections and discount rate which required a high degree of subjectivity, auditor judgment and an increased extent of effort, including the use of valuation specialists.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

To the Shareholders and the Board of Directors of Highest Performances Holdings Inc. (continued)

Critical Audit Matters (continued)

Business combination: Estimate of the fair values of identifiable intangible assets for purchase price allocation — Refer to Note 3(a) to the financial statements (continued)

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the purchase price allocation in a business combination included the following, among others:

●	We tested the operating effectiveness of the controls over the purchase price allocation in a business combination, including management’s controls over the adoption of valuation methodology and selection of assumptions for estimating the fair values of identifiable intangible assets acquired.

●	With the assistance of the valuation specialist engaged, we evaluated the following related to the fair values of identifiable intangible assets: (i) the appropriateness of the valuation methodologies, (ii) the reasonableness of the discount rate and the long-term growth rate used by management by developing a range of independent estimates and comparing those to the discount rate and long-term growth rate selected by management, and (iii) the mathematical accuracy of the calculation of the underlying schedules used in the valuation.

●	We evaluated key business assumptions, such as the cash flow projections by comparing them to historical results and certain peer companies as well as considering relevant economic trend and industry factors to assess the reasonableness of these forecasts.

●	We tested the accuracy and completeness of the underlying data used in the valuation.

Goodwill: Insurance agency and claims adjusting reporting units — Refer to Note 2(h) and Note 8 to the financial statements

Critical Audit Matter Description

The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying amount. The Company used the discounted cash flow model to estimate fair value, which requires management to make significant estimates and assumptions related to discount rates and forecasts of future revenues and operating margins. Changes in these assumptions could have a significant impact on either the fair value, the amount of any goodwill impairment charge, or both. Both the carrying amounts of insurance agency and claims adjusting exceeded their fair values as of the measurement date and, therefore, goodwill impairment loss for each of the reporting units was recognized.

We identified goodwill for insurance agency and claims adjusting as a critical audit matter because of the significant judgments made by management to estimate the fair values of insurance agency and claims adjusting. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the selection of the discount rates and forecasts of future revenue and operating margins.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

To the Shareholders and the Board of Directors of Highest Performances Holdings Inc. (continued)

Critical Audit Matters (continued)

Goodwill: Insurance agency and claims adjusting reporting units — Refer to Note 2(h) and Note 8 to the financial statements (continued)

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future revenues and operating unit profit margins (“forecasts”), and the selection of discount rates for the insurance agency and claims adjusting reporting units included the following, among others:

●	We tested the operating effectiveness of the controls over management’s goodwill impairment evaluation, including those over the determination of the fair values of the reporting units of insurance agency and claims adjusting, such as controls related to management’s forecasts and selection of the discount rates.

●	We evaluated management’s ability to accurately forecast by comparing actual results to management’s historical forecasts.

●	We evaluated the reasonableness of management’s forecasts by comparing the forecasts to (1) historical results, (2) communications to management, and (3) forecasted information included in analyst and industry reports.

●	We considered the reasonableness and the impact of the changes in regulatory environment on management’s forecasts.

●	With the assistance of the valuation specialists engaged, we evaluated the reasonableness of the discount rates, including testing the underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount rates selected by management.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shenzhen, the People’s Republic of China

November 15, 2024

We have served as the Company’s auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Highest Performances Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Highest Performances Holdings Inc. (formerly known as “Puyi Inc.”) (the “Company”) as of June 30, 2023, the related consolidated statements of income operations and comprehensive loss, shareholders’ equity and cash flows for each of the two years in the periods ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2018 to 2023.

New York, New York

September 25, 2023, except for the effects of the revision discussed in Note 2(ad) as to which the date is November 15, 2024.

HIGHEST PERFORMANCES HOLDINGS INC.

Consolidated Balance Sheets
(In thousands, except for shares and per share data)

	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
			Note 2(v)
ASSETS:
Current assets:
Cash and cash equivalents	164,470	295,693	40,689
Restricted cash (including restricted cash of the consolidated VIEs and VIEs’ subsidiaries that can only be used to settle obligations of the VIEs of nil and RMB10,409 as of June 30, 2023 and 2024, respectively)	-	47,920	6,594
Short term investments (including investments measured at fair value of nil and RMB576,919 as of June 30, 2023 and 2024, respectively)	-	583,918	80,350
Accounts receivable, net of allowances of RMB6,892 and RMB3,175 as of June 30, 2023 and 2024, respectively	37,601	272,931	37,557
Contract assets, net of allowances of RMB nil and RMB21 as of June 30, 2023 and 2024, respectively	-	323,222	44,477
Other receivables, net	22,554	38,819	5,342
Loan receivables, net	-	774,051	106,513
Other current assets	6,380	48,753	6,708
Total current assets	231,005	2,385,307	328,230

Non-current assets:
Restricted bank deposit - non-current (including restricted cash of the consolidated VIEs and VIEs’ subsidiaries that can only be used to settle obligations of the VIEs of nil and RMB7,804 as of June 30, 2023 and 2024, respectively)	-	26,783	3,685
Contract assets - non-current, net of allowances of nil and nil as of June 30, 2023 and 2024, respectively	-	726,879	100,022
Property, plant, and equipment, net	1,566	86,776	11,941
Intangible assets, net	1,791	417,567	57,459
Goodwill, net	-	243,109	33,453
Deferred tax assets	16,552	35,250	4,851
Investments in affiliates	-	8,614	1,185
Other non-current assets	22	225,354	31,010
Right of use assets	13,607	122,239	16,821
Total non-current assets	33,538	1,892,571	260,427
Total assets	264,543	4,277,878	588,657

HIGHEST PERFORMANCES HOLDINGS INC.

Consolidated Balance Sheets - (continued)
(In thousands, except for shares and per share data)

	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
			Note 2(v)
LIABILITIES, MEZZANINE EQUITY AND EQUITY:
Current liabilities:
Short-term loan	-	98,375	13,536
Accounts payable (including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB3,668 and RMB5,053 as of June 30, 2023 and 2024, respectively)	6,292	194,358	26,745
Accrued commissions (including accrued commissions of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and RMB535 as of June 30, 2023 and 2024, respectively)	-	148,134	20,384
Other payables and accrued expenses (including other payables and accrued expenses of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB2,677 and RMB4,175 as of June 30, 2023 and 2024, respectively)	2,766	180,509	24,839
Accrued payroll (including accrued payroll of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB4,991 and RMB6,242 as of June 30, 2023 and 2024, respectively)	7,665	68,093	9,370
Income taxes payable (including income taxes payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB1,753 and RMB7,132 as of June 30, 2023 and 2024, respectively)	1,757	96,780	13,317
Current operating lease liability (including current operating lease liability of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB2,527 and RMB4,967 as of June 30, 2023 and 2024, respectively)	4,793	54,233	7,463
Other current liabilities (including other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and RMB10,212 as of June 30, 2023 and 2024, respectively)	803	10,505	1,446
Total current liabilities	24,076	850,987	117,100

HIGHEST PERFORMANCES HOLDINGS INC.

Consolidated Balance Sheets - (continued)

(In thousands, except for shares and per share data)

	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
			Note 2(v)
Non-current liabilities:
Accrued commissions – non-current (including accrued commissions of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and RMB1,768 as of June 30, 2023 and 2024, respectively)	-	408,416	56,200
Other tax liabilities (including other tax liability of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB11,897 and RMB33,502 as of June 30, 2023 and 2024, respectively)	13,760	45,365	6,242
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and RMB4,317 as of June 30, 2023 and 2024, respectively)	-	237,074	32,623
Non-current operating lease liability (including non-current operating lease liability of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of 4,810 and RMB3,306 as of June 30, 2023 and 2024, respectively)	9,673	62,954	8,664
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and RMB639 as of June 30, 2023 and 2024, respectively)	-	33,374	4,592
Total non-current liabilities	23,433	787,183	108,321
Total liabilities	47,509	1,638,170	225,421

Commitments and contingencies

Mezzanine equity:
Redeemable ordinary shares (US$0.001 par value, nil and 1,995,810 shares issued and outstanding as of June 30, 2023 and 2024, respectively) (Note 17)	-	45,794	6,301

Equity:
Ordinary shares (Authorized shares:1,950,000,000 at US$0.001 each; issued 90,472,014 and 376,581,138 shares, of which 90,472,014 and 370,551,728 shares were outstanding as of June 30, 2023 and 2024, respectively)	600	2,617	360
Treasury stock	-	(29)	(4)
Additional paid-in capital	224,694	1,583,017	217,830
Statutory reserves	23,071	23,064	3,174
Retained earnings	(31,498)	(321,254)	(44,206)
Accumulated other comprehensive income (loss)	167	(2,293)	(316)
Total shareholders’ equity	217,034	1,285,122	176,838
Noncontrolling interests	-	1,308,792	180,097
Total equity	217,034	2,593,914	356,935
Total liabilities, mezzanine equity and shareholders’ equity	264,543	4,277,878	588,657

The accompanying notes are an integral part of the consolidated financial statements.

HIGHEST PERFORMANCES HOLDINGS INC.

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except for shares and per share data)

	Year Ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(v)
Net revenues:
Agency	-	-	900,246	123,877
Life insurance business	-	-	827,803	113,909
Non-life insurance business	-	-	72,443	9,968
Claims adjusting	-	-	222,114	30,564
Wealth management and others	188,741	114,440	62,966	8,663
Total net revenues	188,741	114,440	1,185,326	163,104
Operating costs and expenses:
Agency	-	-	(551,247)	(75,854)
Life insurance business	-	-	(504,866)	(69,472)
Non-life insurance business	-	-	(46,381)	(6,382)
Claims adjusting	-	-	(147,333)	(20,274)
Wealth management and others	(55,058)	(20,285)	(17,031)	(2,343)
Total operating costs	(55,058)	(20,285)	(715,611)	(98,471)
Selling expenses	(105,519)	(60,560)	(127,936)	(17,604)
General and administrative expenses	(102,267)	(92,399)	(376,132)	(51,757)
Total operating costs and expenses	(262,844)	(173,244)	(1,219,679)	(167,832)
Impairment loss on goodwill	-	-	(426,410)	(58,676)
Loss from operations	(74,103)	(58,804)	(460,763)	(63,404)
Other income (loss), net:
Net loss from fair value change	-	-	(73,761)	(10,150)
Investment income related to the realized gain on available-for-sale investments	-	13,561	22,382	3,080
Interest income, net	7,474	8,591	16,619	2,287
Others, net	5,037	1,660	(2,482)	(341)
Loss before income taxes and share of loss of affiliates	(61,592)	(34,992)	(498,005)	(68,528)
Income tax benefit (expense)	925	(8,585)	(12,945)	(1,781)
Share of loss of affiliates	-	-	(1,121)	(154)
Net loss	(60,667)	(43,577)	(512,071)	(70,463)
Less: net loss attributable to the noncontrolling interests	-	-	(222,401)	(30,603)
Net loss attributable to owners of the Company	(60,667)	(43,577)	(289,670)	(39,860)
Distributed earnings:
Accretion of redeemable ordinary shares	-	-	(826)	(114)
Net loss attributable to ordinary shareholders of the Company	(60,667)	(43,577)	(290,496)	(39,974)

HIGHEST PERFORMANCES HOLDINGS INC.

Consolidated Statements of Operations and Comprehensive Loss - (continued)
(In thousands, except for shares and per share data)

	Year Ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(v)
Net loss per share attributable to ordinary shareholders of the Company:
Basic:	(0.671)	(0.482)	(1.244)	(0.171)
Diluted:	(0.671)	(0.482)	(1.262)	(0.174)

Shares used in calculating net income per share:

Basic:	90,472,014	90,472,014	232,761,359	232,761,359
Diluted:	90,472,014	90,472,014	232,761,359	232,761,359

Net loss	(60,667)	(43,577)	(512,071)	(70,463)
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	417	560	583	80
Unrealized net loss on available-for-sale investments	-	-	(3,043)	(419)
Total comprehensive loss	(60,250)	(43,017)	(514,531)	(70,802)
Less: Comprehensive loss attributable to the noncontrolling interests	-	-	(222,401)	(30,603)
Comprehensive loss attributable to ordinary shareholders the Company	(60,250)	(43,017)	(292,130)	(40,199)

The accompanying notes are an integral part of the consolidated financial statements.

HIGHEST PERFORMANCES HOLDINGS INC.

Consolidated Statements of Shareholders’ Equity

(In thousands, except for shares and per share data)

	Share Capital		Additional	Treasury Stock				Accumulated Other
	Number of Shares	Amounts	Paid-in Capital	Number of Shares	Amounts	Statutory Reserves	Retained Earnings	Comprehensive (Loss) income	Noncontrolling Interests	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of June 30, 2021	90,472,014	600	224,694	—	—	23,103	72,714	(810)	—	320,301
Net loss	—	—	—	—	—	—	(60,667)	—		(60,667)
Foreign currency translation	—	—	—	—	—	—	—	417	—	417
Provision for statutory reserves	—	—	—	—	—	211	(211)	—	—	—
Balance as of June 30, 2022	90,472,014	600	224,694	—	—	23,314	11,836	(393)	—	260,051
Net loss	—	—	—	—	—	—	(43,577)	—		(43,577)
Foreign currency translation	—	—	—	—	—	—	—	560	—	560
Provision for statutory reserves	—	—	—	—	—	7	(7)	—	—	—
Disposal of a subsidiary (Note 3(b))	—	—	—	—	—	(250)	250	—	—	—
Balance as of June 30, 2023	90,472,014	600	224,694	—	—	23,071	(31,498)	167	—	217,034

HIGHEST PERFORMANCES HOLDINGS INC.

Consolidated Statements of Shareholders’ Equity - (continued)
(In thousands, except for shares and per share data)

	Share Capital		Additional	Treasury Stock				Accumulated Other
	Number of Shares	Amounts	Paid-in Capital	Number of Shares	Amounts	Statutory Reserves	Retained Earnings	Comprehensive Loss	Noncontrolling Interests	Total
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Cumulative-effect adjustment to beginning balance from adoption of ASU 2016-13	—	—	—	—	—	—	(93)	—	—	(93)
Net loss	—	—	—	—	—	—	(289,670)	—	(222,401)	(512,071)
Foreign currency translation	—	—	—	—	—	—	—	583	378	961
Unrealized net loss on available-for-sale investments	—	—	—	—	—	—	—	(3,043)	(2,927)	(5,970)
Issuance of shares for business combination (Note 3(a))	284,113,314	2,017	1,339,405	—	—	—	—	—	1,336,190	2,677,612
Addition in non-controlling interests due to business combination (Note 3(a))	—	—	—	—	—	—	—	—	266,255	266,255
Acquisition of non-controlling interests in AIX Inc.	—	—	21,697	—	—	—	—	—	(42,320)	(20,623)
Share-based compensation	—	—	13,188	—	—	—	—	—	10,148	23,336
Dividend declared to non-controlling interests	—	—	—	—	—	—	—	—	(29,500)	(29,500)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	(6,438)	(6,438)
Repurchase 4.46% equity interests held by AIX Inc. (Note 1)	—	—	(12,952)	4,033,600	(29)	—	—	—	(2,782)	(15,763)
Accretion of redeemable ordinary shares	—	—	(826)	—	—	—	—	—	—	(826)
Partial disposal of equity interests in a subsidiary	—	—	(2,189)	—	—	(7)	7	—	2,189	—
Balance as of June 30, 2024	374,585,328	2,617	1,583,017	4,033,600	(29)	23,064	(321,254)	(2,293)	1,308,792	2,593,914
Balance as of June 30, 2024 in US$ (Note 2(v))	374,585,328	360	217,830	4,033,600	(4)	3,174	(44,206)	(316)	180,097	356,935

The accompanying notes are an integral part of the consolidated financial statements.

HIGHEST PERFORMANCES HOLDINGS INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(v)
Cash flows from operating activities:
Net loss	(60,667)	(43,577)	(512,071)	(70,463)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation expense	5,603	3,545	8,368	1,151
Amortization of intangible assets	832	848	50,837	6,995
Non-cash operating lease expense	13,636	8,753	37,091	5,104
Loss on termination of operating lease	-	-	1,031	142
Provision for allowance for credit losses on financial assets	-	-	6,821	939
Impairment loss on goodwill	-	-	426,410	58,676
Share-based compensation expenses	-	-	23,335	3,211
Loss on disposal of property, plant and equipment	-	2,951	1,293	178
Change in fair value of equity investments and contingent consideration	-	-	73,761	10,150
Provision (reversal) on uncertain tax liability	1,400	260	(2,763)	(380)
Investment income	-	177	(5,779)	(795)
Net gain on disposal of subsidiaries	-	(13,737)	(329)	(45)
Share of loss of affiliates	-	-	1,121	154
Deferred taxes	3,775	15,625	9,298	1,279
Interest accrued for other receivables and loan receivables	697	-	(10,924)	(1,503)
Changes in operating assets and liabilities:
Accounts receivable and contract assets	(4,353)	21,905	67,368	9,270
Other receivables and current assets	5,335	5,354	8,793	1,210
Other non-current assets	-	-	19,900	2,738
Accounts payable and accrued commissions	(631)	(5,376)	(61,592)	(8,475)
Other payables and accrued expenses	(2,674)	(6,336)	(38,109)	(5,244)
Other current liabilities	(6,547)	(6,293)	(4,439)	(611)
Income taxes payable	(5)	(1,779)	(5,236)	(720)
Lease liability	(12,556)	(7,683)	(36,451)	(5,016)
Net cash (used in) generated from operating activities	(56,155)	(25,363)	57,734	7,945
Cash flows from investing activities:
Purchase of short term investments	(5,000)	-	(1,745,980)	(240,255)
Proceeds from disposal of short term investments	-	4,823	2,088,111	287,334
Purchase of long-term investments	-	-	-	-
Purchase of property, plant and equipment	(4,741)	(881)	(4,305)	(593)
Proceeds from disposal of property and equipment	-	-	470	65
Cash paid out for loan receivables from third parties	(130,000)	(110,000)	(838,800)	(115,423)
Cash received for loan receivables from third parties	130,000	110,000	145,500	20,021

HIGHEST PERFORMANCES HOLDINGS INC.

Consolidated Statements of Cash Flows - (continued)

(In thousands)

	Year Ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(v)
Prepaid for intangible assets	(508)	(20)	-	-
Purchase of intangible assets	(347)	(977)	-	-
Proceeds from disposal of subsidiaries, net of cash disposed	-	(7,931)	(12,761)	(1,756)
Cash acquired on non-cash acquisitions	-	-	601,925	82,828
Net cash (used in) generated from investing activities	(10,596)	(4,986)	234,160	32,221
Cash flows from financing activities:
Proceeds of issuance of ordinary shares upon private placement	-	-	44,968	6,188
Proceeds from bank borrowings	-	-	98,377	13,538
Repayment of bank borrowings and other borrowings	-	-	(164,300)	(22,608)
Dividend distributed to noncontrolling interest	-	-	(29,500)	(4,059)
Repurchase of ordinary shares from open market	-	-	(10,028)	(1,380)
Acquisition of non-controlling interests in subsidiaries	-	-	(26,358)	(3,627)
Net cash used in financing activities	-	-	(86,841)	(11,948)
Net (decrease) increase in cash and cash equivalents, and restricted cash	(66,751)	(30,349)	205,053	28,218
Cash and cash equivalents and restricted cash at beginning of year	260,593	194,259	164,470	22,632
Effect of exchange rate changes on cash and cash equivalents	417	560	873	118
Cash and cash equivalents and restricted cash at the end of the year	194,259	164,470	370,396	50,968
Reconciliation in amounts on the consolidated balance sheets:
Cash and cash equivalents at the end of the year	194,259	164,470	295,693	40,689
Restricted cash at the end of the year	-	-	74,703	10,279
Total of cash and cash equivalents and restricted cash at the end of the year	194,259	164,470	370,396	50,968

Supplemental disclosure of cash flow information:
Income taxes paid	5	4	5,236	720
Interests paid	-	-	960	132
Supplemental disclosure of non-cash investing activities:
Right-of-use assets obtained in exchange for lease obligations, net of decrease of right-of-use assets for early terminations	16,690	8,008	9,666	1,330
Acquisition of subsidiaries through issuing ordinary shares	-	-	2,341,942	322,262

The accompanying notes are an integral part of the consolidated financial statements.

HIGHEST PERFORMANCES HOLDINGS INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(1)	Organization and Description of Business

Highest Performances Holdings Inc. (the “Company”) (formerly known as “Puyi Inc.”) was incorporated in the Cayman Islands in July 2018 and listed on the Nasdaq on March 29, 2019.

AIX Inc. (“AIX”) (formerly known as “Fanhua Inc.”) held approximately 4.46% of the Company’s equity interests since September 2018. On December 22, 2023, the Company entered into a share repurchase agreement with AIX, pursuant to which the Company agreed to repurchase all of the 4.46% equity interests (see details in Note 18). Concurrently, a wholly-owned subsidiary of AIX entered into a share transfer agreement with the Company to acquire15.41% equity interests in Fanhua Puyi Fund Sales Co., Ltd. (“Puyi Fund”), a wholly-owned subsidiary of the Company, at an aggregate consideration including a transfer price for the aforementioned 4.46% equity interests and cash of RMB10,463 which was accounted for as a partial disposal of the Group’s equity interests in Puyi Fund to AIX without losing its control over Puyi Fund. No disposal gain or loss was recognized.

On December 27, 2023, the Company and certain shareholders of AIX Inc. (the “Selling Shareholders”) entered into securities exchange agreements (the “Agreements”). According to the terms and conditions set forth in the Agreements, the Company issued an aggregate of 284,113,314 ordinary shares to the Selling Shareholders, and in exchange therefor, the Selling Shareholders transferred to the Company an aggregate of 568,226,628 ordinary shares of AIX that they beneficially owned (the “Transaction through Exchange of Equity Interests”). The transaction was completed on December 31, 2023. As a result of the Transaction through Exchange of Equity Interests, the Company owns approximately 50.10% of AIX’s equity interests and the Selling Shareholders collectively obtained around 76.67% of the Company’s equity interests. Upon the closing of the transaction, the Company directly owns a majority equity interest as well as the voting rights in AIX through which the Company possesses a controlling financial interest. On the other hand, the 76.67% of the Company’s equity interests were dispersed amongst the individual Selling Shareholders with none holding a majority equity interest in the Company. The transaction is accounted for as a business combination using the acquisition method (see details in Note 3). The Company, as a legal acquirer, is determined as the accounting acquirer while AIX is identified as the legal and accounting acquiree. In identifying the accounting acquirer, management’s assessment gives more weight to the factor in which the Company obtained control over more than 50% of the voting interests in AIX.

As of June 30, 2024, the Company has increased its shareholding in AIX to 51.65% through directly purchasing American depositary shares (“ADSs”) in the open market.

The Company, its subsidiaries and the consolidated variable interest entities (see Note 2(a) for details) are collectively referred to as the “Group”. The Group is principally engaged in the provision of agency services, insurance claims adjusting services and wealth management services in the People’s Republic of China (the “PRC”).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation and Consolidation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company, all its subsidiaries and those variable interest entities (the “VIEs”) of which the Company is the primary beneficiary from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation.

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates certain of its businesses which are subject to restrictions in the PRC through PRC domestic companies, whose equity interests are held by certain individuals (“Nominee Shareholders”). The Group, through its wholly foreign owned PRC subsidiaries (“WFOEs”), entered into a series of contractual arrangements with certain PRC domestic companies and the Nominee Shareholders, pursuant to which the Group is entitled to have the power to direct the activities that most significantly impact the VIEs, and receive effectively all economic benefits generated from the Nominee Shareholders’ equity interests in these VIEs, and therefore the Group consolidated these VIEs. By entering into a series of contractual arrangements through the WFOEs including Puyi Enterprises Management Consulting Co., Ltd. (“Puyi Consulting”), Fanhua Insurance Sales Service Group Company Limited (“Fanhua Group Company”) and Beijing Fanlian Investment Co., Ltd. (“Fanlian Investment”), the Group consolidates three sets of VIEs: (i) Chengdu Puyi Bohui Information Technology Co., Ltd. (“Puyi Bohui”); (ii) Shenzhen Xinbao Investment Management Co., Ltd. (“Xinbao Investment”); and (iii) Fanhua RONS (Beijing) TechnologiesCo., Ltd. (“Fanhua RONS Technologies”). Management concluded that these PRC domestic companies are consolidated VIEs of the Group, of which the Group is the primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. See Note 12 for details.

HIGHEST PERFORMANCES HOLDINGS INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. The Group evaluates estimates, including those related to the amounts of variable considerations of revenue contracts with respect to long-term life insurance products, fair values of identifiable assets acquired, liabilities assumed and consideration transferred in business combinations, share-based payments, goodwill impairment and deferred tax valuation allowance among others. The Group, bases these estimates on historical experience, anticipated results and trends and various other assumptions that it believes are reasonable under the circumstances including assumptions as to future events. Actual results could differ from those estimates.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments, which have original maturities of three months or less, and that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates.

Regarding the insurance agent service, the Group collects premiums from the insureds and remits the premiums to the appropriate insurance companies. Accordingly, as reported in Other current liabilities of the consolidated balance sheets, “premiums” are receivables from the insureds of RMB10,416 as of June 30, 2024. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Group. The Group invests these unremitted funds only in cash accounts held for a short term and reports such amounts as Restricted cash in the consolidated balance sheets. Also, restricted cash balance includes the entrustment deposit received from the members of eHuzhu, an online mutual aid platform operated by the Group, which is to be used during the one-year operating cycle and is therefore classified as a current asset. The balance for entrustment deposit was nil and RMB37,504 as of June 30, 2023 and 2024, respectively. Further, restricted cash balance includes guarantee deposit required by the National Financial Regulatory Administration which replaces the China Banking and Insurance Regulatory Commission as the regulatory body since May 2023 in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations. Thus, the Group classifies the balance for guarantee deposit as a non-current asset. The balance for guarantee was nil and RMB26,783 as of June 30, 2023 and 2024, respectively.

(d)	Short Term Investments

All investments with original maturities less than twelve months or investments that are expected to be realized in cash during the next twelve months are classified as short-term investments. The Group accounts for short-term debt investments in accordance with ASC Topic 320, Investments – Debt Securities (“ASC 320”). The Company classifies the short-term investments in debt securities as held-to-maturity or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

HIGHEST PERFORMANCES HOLDINGS INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(d)	Short Term Investments (continued)

Securities that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost less allowance for credit losses. The Group has no debt investments classified as trading. The Group’s short term investments are mainly available-for-sale debt securities that do not have a quoted market price in an active market. Available-for-sale investments are carried at fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income or loss. The Group benchmarks the values of its other investments against fair values of comparable investments and reference to product valuation reports as of the balance sheet date and categorizes all fair value measures of short term investments as level 2 of the fair value hierarchy.

The Group evaluates each individual available-for-sale debt securities periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in others, net of the consolidated statements of operations and comprehensive loss. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder’s equity. As of June 30, 2024, there were no investments held by the Group that had been in continuous unrealized loss position.

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

No impairment loss on short term investments was identified for years ended June 30, 2022, 2023 and 2024, respectively.

HIGHEST PERFORMANCES HOLDINGS INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(e)	Accounts Receivable and Contract Assets, net

Accounts receivable are recorded at the amount that the Group expects to collect and do not bear interest. Accounts receivable primarily consists of fees predominantly due from insurance companies for agency and claims adjusting services and amounts due from fund product providers for wealth management services. Contract assets are recorded when a long-term life insurance policy becomes effective, of which, the portion in relation to initial commissions earned is reclassified to accounts receivable upon the expiration of the hesitation period; and the remaining portion arising from estimated renewal commissions will be reclassified to accounts receivable once the initial policy has been renewed and/or the Group has achieved certain renewal targets in subsequent years within the renewal term of the policy. Accounts receivable are generally settled within 90 days since the initial recognition pursuant to the payment terms in the contract with customers, of which a minor portion relating to bonus earned based on annual performance condition is settled within one year.

The Group evaluates the collectability of its accounts receivable and contract assets based on a combination of factors. The Group generally does not require collateral on trade receivables and contract assets as the majority of the Group’s customers are large insurance companies and fund product producers. The provision of credit losses for accounts receivable and contract assets is based upon the current expected credit losses (“CECL”) model by pooling accounts receivable and contract assets into various age buckets. The entire contract assets balance is included in the bucket of within 1 year. The expected credit loss rates applied range from 0.01% to 100%. In assessing the CECL, the Group considers both quantitative and qualitative information that is reasonable and supportable, including relevant available information from internal and external sources, related to past events, historical credit loss experience, current and future economic events as well as other conditions that may be beyond the Group’s control. Credit loss expenses are assessed periodically and included in general and administrative expense on the consolidated statements of operations and comprehensive loss. Accounts receivable that are deemed uncollectible when all collection efforts have been exhausted are written off against the allowance for credit loss.

Accounts receivable and contract assets, net is analyzed as follows:

	As of June 30,
	2023	2024
	RMB	RMB
Accounts receivable	44,493	276,104
Contract assets (See Note 2(r))	-	1,050,124
Allowance for doubtful accounts	(6,892)	(3,196)
Accounts receivable and contract assets, net	37,601	1,323,032

The following table summarizes the movement of the Group’s allowance for expected credit losses of accounts receivable and contract assets:

	2023	2024
	RMB	RMB
Balance at the beginning of the year	6,892	6,892
Current period provision of expected credit losses	-	3,196
Write-offs	-	(6,892)
Balance at the end of the year	6,892	3,196

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(f)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account residual value:

	Estimated useful life (Years)	Estimated residual value
Building	20-36	0%
Office equipment, furniture and fixtures	3-5	0%-3%
Motor vehicles	3-10	0%-3%
Leasehold improvements	Shorter of the remaining lease terms and estimated useful lives	0%

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation expense recognized in the consolidated statements of operations and comprehensive loss:

	2022	2023	2024
	RMB	RMB	RMB
Operating costs	-	-	392
Selling expenses	3,166	3,026	2,036
General and administrative expenses	2,437	519	5,940
Depreciation expense	5,603	3,545	8,368

(g)	Business combinations and non-controlling interests

The Group evaluates acquisitions of assets to assess whether or not the transaction should be accounted for as a business combination or asset acquisition. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group applies a ’screen test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Transactions in which the acquired is considered a business are accounted for as a business combination as described below. Conversely, transactions not considered as business acquisition are accounted for as acquisition of assets and liabilities. In such transactions, the cost of acquisition is allocated proportionately to the acquired identifiable assets and liabilities, based on their proportionate fair value on the acquisition date. In an asset acquisition, no goodwill is recognized.

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The consideration transferred in a business combination is measured as the aggregate of the acquisition-date fair value of the assets transferred, liabilities incurred by the Group to the selling shareholders of the acquiree, and the equity interests issued by the Group. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the consideration transferred, the fair value of any non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(g)	Business combinations and non-controlling interests (continued)

The consideration for the Group’s business acquisitions may include future payments that are contingent upon the occurrence of a particular event or events. Contingent consideration also takes the form of a right of the Group to the returns of previously transferred assets or issued equity interests from the sellers of the acquired business. Both the rights and obligations for such contingent consideration returns and payments are recorded at fair value on the acquisition date. The Group’s contingent right to receive a return of some equity interests issued (i.e., contingently returnable shares) is recognized as an asset and measured at fair value. The Group’s obligation to pay contingent consideration is recognized and classified as a liability and measured at fair value. The contingent consideration rights and obligations are subsequently evaluated each reporting period with changes in fair value recognized as a gain or loss and recorded within change in the fair value of contingent assets and liabilities in the consolidated statements of income and comprehensive income.

For the Group’s majority-owned subsidiaries and subsidiaries of VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income (loss) on the consolidated statements of operations and comprehensive income (loss) includes the net income (loss) attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests on the Group’s consolidated balance sheets.

(h)	Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess of costs over fair value of net assets of businesses acquired in a business combination. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. The Group operated in three reporting units starting from December 31, 2024 upon the completion of a business combination transaction (See details in Note 3(a)). For the years ended June 30, 2022 and 2023, the Group operated one reporting unit.

The impairment test for goodwill is performed as of year-end or if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount by comparing the fair value of a reporting unit with its carrying value. In testing goodwill for impairment, the Group elects to perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. A quantitative assessment is performed if the qualitative assessment results in a more-likely-than-not determination. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Estimates of fair value are primarily determined by using discounted cash flows. Discounted cash flows method is dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates, operating margins and the discount rates applicable to future cash flows. Based on this quantitative test in 2024, it was determined that the carrying amount of the insurance agency reporting unit exceeded its fair value and, therefore, the Group recorded an impairment loss on goodwill of RMB426,410 (see details in Note 8) for the year ended June 30, 2024.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(h)	Goodwill and Other Intangible Assets (continued)

Intangible Assets

Identifiable intangibles assets are required to be determined separately from goodwill based on their fair values. In particular, an intangible asset acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. Intangible assets with a finite economic life are carried at cost less accumulated amortization. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives on a straight-line basis.

The estimated useful lives for the Group’s intangible assets are as follows:

Estimated useful life (Years)
Software and operating system	3
Non-compete agreements	5.8 - 6
Agent resources	2.8 - 3
Insurance brokerage licenses	20
Trade names	5

(i)	Investments in Affiliates

The Group uses the equity method of accounting for investments in which the Group has the ability to exercise significant influence, but does not have a controlling interest.

On April 1, 2024, the Group’s one majority-owned subsidiary in Hong Kong, i.e., BWWS Limited (“BWW”) disposed its controlling financial interests in subsidiaries of Brave Moon Limited (“BML”) and Avantech Solutions Limited (“Avantech”) to the minority shareholder through entering into a supplement joint venture agreement (the “Joint Venture Agreement”) to share the power with the other shareholder to jointly control the strategic operating, investing, and financing decisions over BML and Avantech. The Group accounted for the investments using the equity method and the fair value of the retained interests as of the date of joint control forms the basis for the initial measurement. The Group therefore recorded an investment loss of RMB79 in others, net in the consolidated statement of operations and comprehensive loss and derecognized the non-controlling interests in BML and Avantech which are not attributable, directly or indirectly, to the Group amounting to RMB6,438 in the consolidated statement of shareholders’ equity for the year ended June 30, 2024.

The Group continually reviews its investment in equity investees to determine whether a decline in fair value to an amount below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as the stock price of the investee and its corresponding volatility, if publicly traded, the Group’s intent and ability to hold the investment until recovery, and changes in the macro-economic, competitive and operational environment of the investee. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(j)	Long-term Investments

Other non-current assets mainly represent long-term equity investments accounted for under the measurement alternative method, contingent consideration measured at fair value through profit or loss (see Note 2 (g) and Note 3 for details) and an investment in debt securities classified as held-to-maturity which is measured at amortized cost.

Equity securities without readily determinable fair value

The Group has long-term investments in equity security of certain privately held companies which the Group exerts no significant influence or a controlling interest. As a result of adoption of “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”) in January 1, 2019, equity securities without readily determinable fair values that do not qualify for the practical expedient in ASC 820, Fair Value Measurements and Disclosure to estimate fair value using the net asset value per share (or its equivalent) of the investment, are measured and recorded using a measurement alternative that measures the securities at cost less impairment, if any, plus or minus changes resulting from qualifying observable price changes. Significant judgments are required to determine whether observable price changes are orderly transactions and identical or similar to an investment held by the Group.

During each reporting period, the Group makes a qualitative assessment considering impairment indicators to separately evaluate whether each of its equity securities without readily determinable fair value is impaired. Impairment indicators that the Group considers include, but are not limited to a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, factors such as negative cash flows from operations and working capital deficiencies that raise significant concerns about the investee’s ability to continue as a going concern, current economic and market conditions and other specific information. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.

Investment in debt securities with embedded features

As of June 30, 2024, the Group held a two-year-term debt security with a principal amount valued at RMB125,000 with a fixed return rate of 6% and an additional earning right contingent upon the satisfaction of certain conditions within the contract term. The Group considered the host contract as a debt security and classified the investment as a held-to-maturity security which is measured subsequently at amortized cost as the Group has the positive intent and ability to hold it to maturity. As of June 30, 2024, the current portion of the held-to-maturity security was recorded in short term investment and the non-current portion was recorded in other non-current assets, net of the consolidated balance sheet, respectively.

The Group evaluated the additional earning right as a derivative instrument that is “embedded” to the host contract in accordance with ASC 815. The Group considered the stated and implied substantive features of the contract as well as the economic characteristics and risks of the hybrid instrument and determined that the additional earning right be considered as an embedded derivative separated from the host contract and accounted it for as a derivative instrument. The Group classified the embedded derivative measured at fair value and change in fair value is charged through profit or loss. As of June 30, 2024, the fair value of the embedded derivative was immaterial.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(k)	Impairment of Long-Lived Assets

Property, plant, and equipment and intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset exceeds the fair value of the asset. No impairment of long-lived assets was recognized for the years ended June 30, 2022, 2023 and 2024.

(l)	Insurance Premium Payables

Insurance premium payables are insurance premiums collected on behalf of insurance companies but not yet remitted as of the balance sheet dates.

(m) Redeemable ordinary shares

The Company accounts for ordinary shares subject to possible redemption in accordance with ASC 480 “Distinguishing Liabilities from Equity. ” Ordinary shares subject to conditional redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the control of the Company is classified as mezzanine equity. The Company evaluates the probability of these redeemable ordinary shares becoming redeemable at each reporting date. If it is probable that the redeemable ordinary shares will become redeemable, the Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the instrument to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares shall be affected by charges against retained earnings. Accordingly, if the ordinary shares are not currently redeemable and it is not probable that the ordinary shares will become redeemable, subsequent adjustment of the amount presented in temporary equity is unnecessary.

(n)	Treasury Shares

Treasury shares represent ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchased ordinary shares are recorded whereby the total par value of shares acquired is recorded as treasury stock and the difference between the par value and the amount of cash paid is recorded in additional paid-in capital. If additional paid-in capital is not available or is not sufficient, the remaining amount is to reduce retained earnings.

(o)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Group records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Group recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Group recognizes interest and penalties related to unrecognized tax benefits, if any, on the income tax expense line in the accompanying consolidated statement of operations and comprehensive loss. Accrued interest or penalties are included on the other tax liabilities line in the consolidated balance sheets.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(p)	Share-based Compensation

All forms of share-based payments to employees and nonemployees, including restricted share units, stock options and stock purchase plans, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statements of operations and comprehensive loss. The Group recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the amount of compensation cost recognized at any date must at least equal to the portion of the grant-date value of the award that is vested at that date. For awards with both service and performance conditions, if each tranche has an independent performance condition for a specified period of service, the Group recognizes the compensation cost of each tranche as a separate award on a straight-line basis; if each tranche has performance conditions that are dependent of activities that occur in the prior service periods, the Group recognizes the compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The Group has made an accounting policy election to account for forfeitures when they occur for an award with only service conditions. For an award with a performance condition, the Group continues to assess at each reporting period whether it is probable that the performance condition will be achieved. No compensation cost is recognized for instruments that employees and nonemployees forfeit because a service condition or a performance condition is not satisfied.

Employee share-based compensation

Compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. If an award requires satisfaction of one or more performance or service conditions (or any combination thereof), compensation cost is recognized if the requisite service is rendered, while no compensation cost is recognized if the requisite service is not rendered.

Nonemployee share-based compensation

Consistent with the accounting requirement for employee share-based compensation, nonemployee share-based compensation within the scope of Topic 718 are measured at grant-date fair value of the equity instruments, which the Group is obligated to issue when the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied.

(q)	Employee Benefit Plans

As stipulated by the regulations of the PRC, the Group’s subsidiaries in the PRC participate in various defined contribution plans organized by municipal and provincial governments for its employees. The Group is required to make contributions to these plans at a percentage of the salaries, bonuses and certain allowances of the employees. Under these plans, certain pension, medical and other welfare benefits are provided to employees. The Group has no other material obligation for the payment of employee benefits associated with these plans other than the annual contributions described above. The contributions are charged to the consolidated statements of operations and comprehensive loss as they become payable in accordance with the rules of the above mentioned defined contribution plans.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(r)	Revenue Recognition

The Group’s revenue from contracts with insurance companies is derived principally from the provision of agency and claims adjusting services, while revenue from contracts with fund product providers or issuers is derived principally from wealth management service. Insurance companies and fund product providers are defined as the Group’s customers under ASC 606 “Revenue from Contracts with Customers” (“ASC 606”).

The following is a description of the accounting policy for the principal revenue streams of the Group.

Insurance agency services revenue

The Group derives agency revenue serving as a sales agent to distribute various life insurance products and a wide rage of non-life insurance products on behalf of insurance companies by which the Group is entitled to receive an initial commission from the insurance companies based on the premium paid by the policyholders for the related insurance policy sold. For life insurance agency, the Group is also entitled to renewal commissions when the policyholder renews the policy within the renewal term of the original policy as such life insurance products are typically long-term products.

The Group has identified its promise to sell insurance products on behalf of an insurance company as the performance obligation in its contracts with the insurance companies. The Group’s performance obligation to the insurance company is satisfied and revenue is recognized at a point in time when an insurance policy becomes effective. Specifically for life insurance agency business, certain contracts include the promise to provide certain post-sales administrative services to policyholders on behalf of the insurance companies, such as responding to the policyholder inquiries, facilitating the renewal process and/or gathering information from the policyholder to assist the insurance companies to update the contact information of the policy holder, the Group has concluded such services are administrative in nature and immaterial, and none of these activities on their own results in a transfer of a good or services to the insurance company in the context of the contract. Accordingly, no performance obligation exists after a policy becomes effective.

Initial placement of an insurance policy

The Group recognizes agency revenue related non-life insurance products (which is short term in nature and related premiums are collected upfront) when an insurance policy becomes effective. The commission to be earned is required to be partially refunded contingently on policy cancellations. Based on its past experience, subsequent commission adjustments in connection with non-life insurance policy cancellations have been de minims to date, and are recognized upon notification from the insurance carriers.

For life insurance products, there is generally a 10 to 15 days hesitation period after an initial placement of a life insurance policy, during which the policyholder has a legal right to unconditionally cancel the effective policy regardless of the reasons. According to relevant terms of the insurance agency contracts with customers, the Group reconciles information of policies sold which also includes policies that have been cancelled by policyholders within the hesitation period, with the insurance companies on a monthly basis. Therefore, the Group estimates cancellation of policies that have become effective but are still within the hesitation period based on subsequent actual data at each reporting date. The cancellation of an effective life insurance policy by the policyholder after the hesitation period does not require the Group to refund initial commission to insurance companies, but rather impacts the Group’s estimate on future commission related to renewal(s) of the policy.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(r)	Revenue Recognition (continued)

Insurance agency services revenue (continued)

Initial placement of an insurance policy (continued)

In addition, for life insurance agency, the Group may receive a performance bonus from insurance companies as agreed and per contract provisions. Once the Group achieves a certain sales volume based on respective agency agreements, the bonus will become due. Performance bonus represents a form of variable consideration associated with certain sales volume, for which the Group earns commissions. The Group estimates the amount of consideration with a constraint applied that it will be received in the coming year such that a significant reversal of revenue is not probable, and includes the performance bonus as part of the transaction price. For the years ended June 30, 2022, 2023 and 2024, the Group recognized contingent performance bonus of nil, nil and RMB3,675, respectively.

Renewals of a life insurance policy

For the long-term life insurance products, in addition to the initial commission earned, the Group is also entitled to subsequent renewal commission and compensation, and renewal performance bonus which represents variable considerations and are contingent on future renewals of initial policies or the Group achieves its performance target.

When making estimates of the amount of variable consideration to which the Group expects to be entitled, the Group uses the expected value method and evaluates many factors, including but not limited to, insurance companies mix, product mix, renewal term of various products, renewal premium rates and commission rates, to determine the method(s) of measurement, relevant inputs and the underlying assumptions. The Group considers constraints as well when determining the amount which should be included in the transaction price.

The Group performs an ongoing evaluation of the appropriateness of the constraint applied and will consider the sufficiency of evidence that would suggest that the underlying the assumptions has changed. The Group makes an estimate of variable considerations over the portfolio of contracts based on accumulated historical data and experiences. The estimated renewal commissions are contingent on future renewals of initial policies or achievement of certain performance targets. Given the material uncertainty around the future renewals of the insurance policies, the estimated renewal commissions expected to be collected are recognized as revenue only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. The judgment and assumptions are continuously re-evaluated and adjusted as needed along with the accumulation of historical experiences and data when new information becomes available. Actual renewal commissions in the future may differ significantly from those previously estimated.

Insurance claims adjusting services revenue

For insurance claims adjusting services, performance obligations are considered met and revenue is recognized when the services are rendered and completed, at the time loss adjusting reports are confirmed being received by insurance companies. The Group does not accrue any service fee before the receipt of an insurance company’s acknowledgement of receiving the adjusting reports. Any subsequent adjustments in connection with discounts which have been de minims to date are recognized in revenue upon receiving notifications from the insurance companies.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(r)	Revenue Recognition (continued)

Wealth management service revenue

The Group derives wealth management revenue serving as a sales agent to distribute and manage various fund products on behalf of fund product producers or issuers (typically referred to as “fund managers”). The fund products include publicly raised fund products, privately raised fund products and portfolio fund products. The Group is entitled to receive transaction-based commissions when product purchasers (the “investors”) purchase fund products, and scale-based management fees during the period when the investors are continuously holding their shares of fund products they purchase. For the privately raised fund products, the Group is also entitled to receive performance-based distribution commissions. The Group enters into distribution agreements with fund managers which specify the key terms and conditions of the arrangement. Such agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges.

For the distribution service, the Group has identified its promise to sell fund products on behalf of a fund manager as the performance obligation in its contracts with the fund manager. The Group’s performance obligation to the fund manager is satisfied and revenue is recognized at a point in time when both of the following two criteria are met: (i) the investors have entered into a purchase or subscription contract with the fund manager and the investor has transferred the subscription fund to an escrow account designated by the fund manager and (ii) the fund manager has issued a formal notice to confirm the distribution of the fund product. Distribution commissions are calculated by multiplying a pre-agreed charge rate with the fund managers on the amount of products transacted, such as purchasing or redemption. Such commissions are typically paid on or shortly after the transaction is completed.

For the management service, the Group’s performance obligation to the fund manager is continuously providing the investors with investment advices through circulating latest information of the net value of the fund products in a timely manner and giving advices for a long-term holding of the fund products, and satisfying investors’ all other needs related to the fund products they purchase and hold. The aforementioned performance obligation is satisfied and revenue is recognized over the investors’ holding period of the products they purchase. Management commissions are calculated based on pre-agreed contracts with the fund mangers as either (i) pre-agreed percentage with the daily outstanding balance confirmed with the fund manager, prorated daily, (ii) pre-agreed charge rate on the amount of products transacted, prorated by the actual period length of the product held by investors, or (iii) as a percentage of the fair value of the total investment in the fund products, calculated daily. Management fees are typically paid on a regular basis (typically quarterly or annually) and are not subject to clawback once determined.

In addition, the Group earns performance-based commissions from the fund manager for distribution of privately raised fund products, which are dependent on the extent by which the fund’s investment performance exceeds a certain threshold at the end of the contract term. Such performance-based fees earned based on the performance of the underlying fund are a form of variable consideration in its contracts with customers to provide investment management services. Those performance-based income is typically calculated and distributed when the cumulative return of the fund can be determined. Performance-based income will not be recognized as revenue until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved. At each reporting date, the Group updates its estimate of the transaction price and concludes that it cannot include its estimate of performance-based income in the transaction price because performance-based income has various possible consideration amounts and the experience that the Group has with similar contracts is of little predictive value in determining the future performance of the funds, thus the Group cannot conclude that it is probable that a significant reversal in the cumulative amount of revenue recognized would not occur.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(r)	Revenue Recognition (continued)

Disaggregation of revenue

The following tables show, by timing of revenue recognition, revenue from contracts with customers disaggregated by service lines for the years ended June 30, 2022, 2023 and 2024:

	Year Ended June 30, 2022
	Point in Time	Over Time	Total
	RMB	RMB	RMB
Wealth management and others	97,719	91,022	188,741
Total net revenues	97,719	91,022	188,741

	Year Ended June 30, 2023
	Point in Time	Over Time	Total
	RMB	RMB	RMB
Wealth management and others	51,358	63,082	114,440
Total net revenues	51,358	63,082	114,440

	Year Ended June 30, 2024
	Point in Time	Over Time	Total
	RMB	RMB	RMB
Agency	890,453	9,793	900,246
Life insurance business	827,803	-	827,803
Non-life insurance business	62,650	9,793	72,443
Claims adjusting	222,114	-	222,114
Wealth management and others	22,787	40,179	62,966
Total net revenues	1,135,354	49,972	1,185,326

Contract balances

The Group’s contract balances include accounts receivable and contract asset which derives only from the insurance agency business. The balances of accounts receivable and contract asset as of June 30, 2023 and 2024 are all derived from contracts with customers. The Group presented contract assets separately in the consolidated balance sheets which include both the amount derived from estimated renewal commissions and the amount of commissions in relation to policies that are still within the hesitation period by the year-end date.

Practical expedients and exemptions

The Group generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling expenses in the consolidated statements of operations and comprehensive loss, as the amortization period is less than one year and the Group has elected the practical expedient included in ASC 606.

The Group has applied the optional exemption provided by ASC 606 to not disclose the value of remaining performance obligations not yet satisfied as of period end for contracts with original expected duration of one year or less.

Contract liability

Contract liability relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance and was recorded as “other current liabilities” in the consolidated balance sheets. The amount of revenue recognized during the years ended June 30, 2023 and 2024 that was previously included in the contract liabilities balance as of June 30, 2022 and 2023 was RMB1,500 and RMB803, respectively.

Value-added tax and surcharges

The Group presents revenue net of tax surcharges and value-added taxes incurred. The tax surcharges amounted to RMB906, RMB326 and RMB6,089 for the years ended June 30, 2022, 2023 and 2024, respectively.

Total value-added taxes paid by the Group during the years ended June 30, 2022, 2023 and 2024 amounted to RMB6,668, RMB4,293 and RMB57,593 respectively.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(s)	Fair Value of Financial Instruments

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

The carrying values of the Group’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, insurance premium payables, other receivables, short-term loan, accounts payable and other payables, approximate their fair values due to the short-term nature of these instruments.

The carrying amounts of the long-term receivables and payables approximate their fair value as the interest rates are comparable to the prevailing interest rates in the market.

Measured at fair value on a recurring basis

As of June 30, 2023 and 2024, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

Fair Value Measurements at Reporting Date Using
Description	As of June 30, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	-	-	-	-
Investments - equity security recorded within other current assets	-	-	-	-
Contingent consideration	-	-	-	-

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(s)	Fair Value of Financial Instruments (continued)

Measured at fair value on a recurring basis (continued)

		Fair Value Measurements at Reporting Date Using
Description	As of June 30, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	580,231	-	580,231	-
Investments – equity security recorded within other current assets	13,776	13,776	-	-
Contingent consideration	22,267	-	-	22,267

The majority of debt security consists of investments in bank financial products, trust products and asset management plans that normally pay a prospective fixed rate of return. These investments are recorded at fair values on a recurring basis. The Group measured these investments at fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income or loss, at the balance sheet date. It is classified as Level 2 of the fair value hierarchy since fair value measurement at the reporting date is benchmarked against fair value of comparable investments.

The Group measures its equity investments with readily determinable fair value at its quoted price in active markets. There were no transfers into or out of Level 1 and Level 2 as of June 30, 2024.

Level 3 fair value of contingent consideration arising from business combination is determined using the Monte Caro simulation model and significant assumptions including the probability of achieving performance targets for each scenario and estimated share price during the specified period. For the year ended June 30, 2024, the Group recorded gains on changes in fair value of contingent consideration of RMB22,267.

Measured at fair value on a non-recurring basis

The Group measures certain assets, including equity securities without readily determinable fair values, equity method investments and intangible assets, at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments and intangible assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to these investments is recorded when the cost of the investment exceeds its fair value and for equity method investments, this condition is determined to be other-than-temporary. Impairment charge to the intangible assets is recorded when their carrying amounts may not be recoverable.

Goodwill (Note 8) is measured at fair value on a nonrecurring basis, and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance of the acquired business, discount rate, etc. to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets (Level 3).

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(s)	Fair Value of Financial Instruments (continued)

Measured at fair value on a non-recurring basis (continued)

Investments in affiliates are measured at fair value on a nonrecurring basis, and they are recorded at fair value only when there is other-than-temporary-impairment. The fair value of investment in an affiliate that is publicly listed is determined based on the market value of its share (Level 1) on the date such impairment is recorded.

(t)	Foreign Currencies

The functional currency of the Company and AIX is the United States dollar (“USD”). Hong Kong dollar is the functional currency of the majority offshore subsidiaries. The functional currency of all the other significant subsidiaries and the consolidated VIEs is Renminbi (“RMB”). Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of operations and comprehensive loss. The Group has chosen the RMB as their reporting currency.

The functional currency of most of the Company’s subsidiaries is RMB. Transactions in other currencies are recorded in RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the consolidated statements of operations and comprehensive loss.

(u)	Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB153,915 and RMB327,932 of cash and cash equivalents and restricted cash denominated in RMB as of June 30, 2023 and 2024, respectively.

(v)	Translation into USD

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into USD are solely for the convenience of the readers outside of China and were calculated at the rate of US$1.00 = RMB7.2672, representing the noon buying rate in the City of New York for cable transfers of RMB on June 30, 2024, the last business day in fiscal year 2024, as set forth in H.10 statistical release of the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(w)	Segment Reporting

As of June 30, 2023, the Group managed its business as a single operating segment engaged in the provision of distribution and managing wealth management services in the PRC. On December 31, 2023, the Group identified two additional operating segments upon the acquisition of AIX which are insurance agency and claims adjusting. As a result, as of June 30, 2024, the Group operated three segments: (1) the insurance agency segment, which mainly consists of providing agency services for a wide range of life and non-life insurance products to individual clients, (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services, and (3) the wealth management segment, which mainly consists of providing distribution and managing wealth management services. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

Substantially all revenues of the Group are derived in the PRC and all long-lived assets are located in the PRC.

(x)	Earnings per Share (“EPS”) or ADS

Basic EPS is calculated by dividing the net income available to common shareholders by the weighted average number of ordinary shares /ADS outstanding during the year. Diluted EPS is calculated by using the weighted average number of ordinary shares /ADS outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards, unless their inclusion in the calculation is anti-dilutive.

The weighted average number of ordinary shares outstanding excludes the number of ordinary shares issued in business combinations (see Note 3 for details) through an exchange of equity interests that are outstanding but contingently returnable, all or partial, if necessary conditions are not satisfied by specific periods.

(y)	Advertising Costs

Advertising costs are expensed as incurred. Advertising costs amounted to RMB3,970, RMB3,733 and RMB12,797 for the years ended June 30, 2022, 2023 and 2024, respectively.

(z)	Leases

The Group leases office space, vehicles and certain equipment under operating leases for terms ranging from short term (under 12 months) to 7 years. The Group does not have options to extend or terminate leases, as the renewal or termination of relevant lease is on negotiation basis. As a lessee, the Group does not have any financing leases and none of the leases contain material residual value guarantees or material restrictive covenants. The Group’s office space leases typically have initial lease terms of 2 to 7 years, and vehicles and equipment leases typically have an initial term of 12 months or less. The Group’s office space leases include fixed rental payments. The lease payments for the Group’s office space leases do not consist of variable lease payments that depend on an index or a rate.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(z)	Leases (continued)

The Group determines whether a contract contains a lease at contract inception. A contract contains a lease if there is an identified asset and the Group has the right to control the use of the identified asset. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Group recognizes a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term in the consolidated statements of balance sheets at commencement date. As all of the leases do not have implicit rates available, the Group uses incremental borrowing rates based on the information available at lease commencement date in determining the present value of future payments. The incremental borrowing rates are estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased assets are located.

The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. For office space leases, the Group identifies the lease and non-lease components (e.g., common-area maintenance costs) and accounts for non-lease components separately from lease component. The Group’s office space lease contracts have only one separate lease component and have no non-components (e.g., property tax or insurance). Most of the office space lease contracts have no non-lease components. For the office space lease contracts include non-lease components, the fixed lease payment is typically itemized in the office space lease contract for separate lease component and non-lease components. Therefore, the Group does not allocate the consideration in the contract to the separate lease component and the non-lease components.

Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The Group has made an accounting policy election to exempt leases with an initial term of 12 months or less without a purchase option that is likely to be exercised from being recognized on the balance sheet. Payments related to those leases continue to be recognized in the consolidated statement of operations and comprehensive loss on a straight-line basis over the lease term.

In addition, the Group does not have any related-party leases or sublease transactions.

(aa)	Accumulated Other Comprehensive Loss

The Group presents comprehensive loss in the consolidated statements of operations and comprehensive loss with net loss in a continuous statement.

Accumulated other comprehensive loss mainly represents foreign currency translation adjustments and changes in fair value of available-for-sale debt securities for the period.

(ab)	Government grants

Government grants primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The Group records such government subsidies as other income or reduction of expenses or cost of revenues when it has fulfilled all of its obligation related to the subsidy. The Group recognized RMB4,528, RMB1,682 and RMB2,653 in the years ended June 30, 2022, 2023 and 2024.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(ac)	Recently accounting pronouncements

Recently Adopted Accounting Pronouncements

Financial Instruments – Credit Losses (Topic 326) – In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments–Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This guidance requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. It also requires credit losses on available-for-sale debt securities to be presented as an allowance, rather than reducing the carrying amount. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. ASU 2016-13 adds to U.S. GAAP an impairment model (known as the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses.

The Group adopted ASU 2016-13 from July 1, 2023, including applicable amendments in other ASUs issued subsequent to ASU 2016-13 on January 1, 2020 under a modified-retrospective basis resulting in a cumulative-effect adjustment of RMB93 reduction to the opening retained earnings balance and the recognition of a RMB93 allowance for credit losses in the consolidated balance sheet as of July 1, 2023. Results for periods after July 1, 2023 are presented under ASU 2016-13 while prior period amounts continue to be reported under the previous accounting standards.

The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Company evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheets with corresponding adjustment in the consolidated statements of operations and comprehensive loss. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder’s equity. As of June 30, 2024, there were no investments held by the Group that had been in continuous unrealized loss position.

The impact from the adoption of ASU 2016-13 is summarized as follows:

	June 30, 2023	Transition Adjustments	July 1, 2023
	RMB	RMB	RMB
Accounts receivable, net	37,601	-	37,601
Other receivable, net	22,554	(75)	22,479
Other non-current asset	22	(18)	4
Total assets	264,543	(93)	264,450
Retained earnings	(31,498)	(93)	(31,591)

Business Combinations (Topic 805) – In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805) — Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”), which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance should be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for fiscal years beginning after December 15, 2022, including interim periods therein. Early adoption is permitted. The Group adopted the new standard beginning July 1, 2023 with no material impact on the consolidated financial statements.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(ac) Recently accounting pronouncements (continued)

Recently Adopted Accounting Pronouncements issued not yet adopted

Segment Reporting (Topic 280) – In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which provides guidance on the enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

Income Taxes (Topic 740) – In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures, which provides guidance on the disaggregation information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

(ad) Revision to Previously Issued Financial Statements

In 2024, the Group identified an error related to recording funds it held temporarily for the investors as its asset, yet it did not have control over. The Group assessed the materiality of this error individually and in the aggregate with other identified errors to prior periods’ consolidated financial statements in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 99 “Materiality” codified in ASC 250 “Accounting Changes and Error Corrections.” The Group concluded that the errors were immaterial to its previously issued financial statements and restatement of previously filed financial statements is not required. However, the Group determined it was appropriate to correct the prior periods errors by revising the financial statement line item amounts previously disclosed in SEC filings in order to achieve comparability in the consolidated financial statements. The impact of this revision of the Group’s previously reported consolidated financial statements are detailed below.

In connection with this revision, the Group also corrected other immaterial errors in the prior periods which include a classification error for commission expense that was reported previously under selling expense but should have been under cost of sales as well as a classification error for excess input value-added tax credit that was reported previously as a current liability but should have been reported as a current asset.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(ad) Revision to Previously Issued Financial Statements (continued)

The following table summarizes the effect of the revisions on the affected line items within the consolidated balance sheets related to funds it held temporarily for the investors and input value-added tax credit:

	June 30, 2023
	As reported	Adjustment	As corrected
Current assets:
Restricted cash	8,258	(8,258)	-
Other current assets	5,112	1,268	6,380
Total current assets	237,995	(6,990)	231,005
Total assets	271,533	(6,990)	264,543
Current liabilities:
Investors’ deposit	8,258	(8,258)	-
Other payables and accrued expenses	1,498	1,268	2,766
Total current liabilities	31,066	(6,990)	24,076
Total liabilities	54,499	(6,990)	47,509
Total equity	217,034	-	217,034

To conform to current period presentation, the previously reported lines of Other receivables and current assets, and Other payables and accrued expenses have been stated separately to lines of Other receivables, net and Other current assets, Other payables and accrued expenses and Accrued payroll, respectively.

The following table summarizes the effect of the revisions on the affected line items within the consolidated statements of operations and comprehensive loss related to classification error for commission:

	Year Ended June 30, 2022			Year Ended June 30, 2023
	As reported	Adjustment	As corrected	As reported	Adjustment	As corrected
Operating costs and expenses:
Cost of sales	(33,834)	(21,224)	(55,058)	(16,136)	(4,149)	(20,285)
Selling expenses	(126,743)	21,224	(105,519)	(64,709)	4,149	(60,560)
Total operating costs and expenses	(262,844)	-	(262,844)	(173,244)	-	(173,244)
Loss from operations	(74,103)	-	(74,103)	(58,804)	-	(58,804)
Net loss and net loss attributable to shareholders	(60,667)	-	(60,667)	(43,577)	-	(43,577)

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(ad) Revision to Previously Issued Financial Statements (continued)

The following table summarizes the effect of the revisions on the affected line items within the consolidated statements of cash flows related to funds it held temporarily for the investors:

	Year Ended June 30, 2022			Year Ended June 30, 2023
	As reported	Adjustment	As corrected	As reported	Adjustment	As corrected
Cash flows from operating activities:
Change in investors’ deposit	46,607	(46,607)	-	(110,538)	110,538	-
Net cash used in operating activities	(9,548)	(46,607)	(56,155)	(135,901)	110,538	(25,363)
Net decrease in cash and cash equivalents, and restricted cash	(20,144)	(46,607)	(66,751)	(140,887)	110,538	(30,349)
Cash and cash equivalents, and restricted cash at beginning of year	332,782	(72,189)	260,593	313,055	(118,796)	194,259
Cash and cash equivalents, and restricted cash at end of year	313,055	(118,796)	194,259	172,728	(8,258)	164,470

(3)	Acquisition and disposal

(a)	Acquisition in 2024

Acquisition of AIX

As disclosed in Note 1, upon the completion of the Transaction through Exchange of Equity Interests on December 31, 2023, the Company acquired 50.10% of AIX’s equity interests through issuing an aggregate of 284,113,314 ordinary shares in exchange for an aggregate of 568,226,628 ordinary shares of AIX beneficially owned by the Selling Shareholders of AIX. Although AIX is larger in size, and the Selling Shareholders of AIX holds more than 50% equity interest in the Group after the Transaction, none of the individual Selling Shareholders of AIX holds controlling financial interests in the Group, and nor do they act-in-concert. Management considered all factors and determined that, the Company obtained control of AIX and was therefore considered the accounting acquirer in this business combination transaction (see details in Note 1). The total purchase price consisted of stock.

The acquisition of AIX was accounted for using the acquisition method, and the purchase price allocation was made based on the fair value of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition. The fair values of the identifiable intangible assets acquired were determined using various valuation techniques, including cost approach and income approach. The fair value measurements were primarily based on significant inputs that are not directly observable in the market and are considered Level 3 under the fair value measurements and disclosure framework. Key assumptions include cash flow projections for AIX and the discount rate applied to those cash flows. Identifiable intangible assets with finite lives are amortized over their useful lives. The carrying value of the other tangible assets acquired and liabilities assumed approximate their fair value. The excess of the consideration transferred and the fair value of any non-controlling interests over the estimated fair values of the identifiable net assets acquired was recorded as goodwill. The Fair value of the non-controlling interest was estimated with reference to the price per share as of the acquisition date.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(3)	Acquisitions and disposals (continued)

(a)	Acquisition in 2024 (continued)

Acquisition of AIX (continued)

The following is a summary of the fair value of the purchase price and the final allocation of the purchase price to the assets acquired and liabilities assumed:

RMB
Consideration transferred	1,341,422
Add: Non-controlling interest	1,336,190
Total fair value of purchase price	2,677,612

Assets acquired	RMB
Cash and cash equivalents and restricted cash	601,925
Short term investments	928,270
Accounts receivable and contract assets	1,350,421
Other receivables and current assets	231,853
Property, plant, and equipment, net	91,659
Intangible asset (Note 2(h) and Note 9)	468,832
- Software	91,178
- Non-compete agreements	8,175
- Agent resources	137,944
- Insurance broker licenses	89,071
- Trade names	142,464
Deferred tax assets	40,735
Other non-current assets	235,752
Right of use asset	136,056
Total assets acquired	4,085,503

Liabilities Assumed
Short-term loan	164,300
Accounts payables and accrued commissions	806,770
Other payable and accrued expenses	183,187
Accrued payroll	93,697
Income tax payable	100,260
Operating lease liabilities	128,475
Deferred tax liabilities	251,780
Other liabilities	82,686
Total liabilities assumed	1,811,155
Total identifiable net assets acquired	2,274,348
Less: Non-controlling interest of certain subsidiaries of AIX	(266,255)
Goodwill	669,519

The Group had only one reporting unit (i.e., wealth management) prior to the acquisition of AIX and two additional reporting units including insurance agency and claims adjusting were identified due to the acquisition of AIX as of the acquisition date. The reporting unit of wealth management is not expected to benefit from the synergies associated with the acquisition of AIX. As a result, goodwill recorded in the acquisition is assigned to the applicable reporting units of insurance agency and claims adjusting to which the assets and liabilities of AIX are assigned. The resulted goodwill is not expected to be tax deductible for tax purposes.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(3)	Acquisitions and disposals (continued)

(a)	Acquisition in 2024 (continued)

Acquisition of AIX (continued)

Acquisition-related costs for AIX were approximately RMB1,369. These were expensed as incurred and are included in general and administrative expenses within the consolidated statement of operations and comprehensive loss.

The result of operation of aforementioned acquisition has been consolidated by the Group from December 31, 2023. Revenues and net income of AIX in the amount of RMB1,123,177 and RMB2,230, respectively, were included in the Group’s consolidated statement of operations and comprehensive loss since the acquisition date.

Pro forma financial information

The following is the pro forma information as if the business acquisition occurred on July 1, 2022. For the business acquisition depreciation and amortization have been included in the calculation of the pro forma information provided below, based on the results of purchase price allocation. Depreciation is computed on the straight-line method over the estimated remaining economic lives of the assets, ranging from three to thirty-six years. Amortization is computed on the straight-line method over the estimated useful lives of the assets ranging from three to twenty years.

This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on July 1, 2022, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year Ended June 30,
	2023	2024
	RMB	RMB
Total net revenues	3,452,208	2,419,634
Income (loss) from operations	116,065	(453,560)
Net income (loss)	131,771	(397,718)
Net income (loss) attributable to the Company’s shareholders	11,784	(250,192)

(b)	Disposal in 2023

In March 2023, the Group disposed of 100% equity interest in Shenzhen Puyi Zhongxiang Information Technology Co., Ltd. to a third party for a total consideration of RMB20,000, which has been settled as of June 30, 2024. The Group recognized a gain of RMB13,737 on disposal of this subsidiary, which was determined based on the excess of the sales consideration over the net book value of the subsidiary at the time of disposal.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4)	Other Receivables, net

Other receivables, net consist of the following:

	As of June 30,
	2023	2024
	RMB	RMB
Receivables from staff (i)	-	16,221
Receivables from a third party channel vendor (ii)	-	706
Deposits related to short-term leases	2,554	14,571
Consideration receivable from disposal of a subsidiary	20,000	-
Amount receivable from a third party		6,397
Other	-	1,614
Sub-total	22,554	39,509
Allowance for current expected credit losses	-	-
Balance at the beginning of the year	-	-
Cumulative-effect adjustment upon adoption of ASU 2016-13	-	(75)
Current period provision for expected credit losses	-	(615)
Balance at the end of the year	-	(690)
Other receivables, net	22,554	38,819

(i)	Amounts represented advances to staff or entrepreneurial agents of the Group for daily business operations, which are unsecured, interest-free and repayable on demand.

(ii)	Amount represented pre-acquisition receivables of RMB27,386 and an incremental post-acquisition amount of RMB706 from Shenzhen Chetong Technology Co., Ltd. (“Chetong”) who provided platform services to AIX. The pre-acquisition amount of RMB27,386 was fully recorded an allowance for credit loss as of the acquisition date (i.e., December 31, 2023). The receivables were unsecured, interest-free and repayable on demand. The Group estimated the net amount expected to be collected was nil as of June 30, 2024, and accordingly recorded an allowance for credit losses of RMB706 in others, net of the consolidated statement of operations and comprehensive loss for the year ended June 30, 2024.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(5)	Loan Receivables, net

Loan receivables, net consist of the following:

As of June 30,
2024
RMB
Sichuan Tianyi Real Estate Development Co., Ltd. (“Sichuan Tianyi”) (i)	97,984
Loan receivables from a third-party company (ii)	685,287
Interest receivable from a third-party	279
Sub-total	783,550
Allowance for current expected credit losses:
Balance at the beginning of the year	-
Cumulative-effect adjustment upon adoption of ASU 2016-13	-
Current period provision for expected credit losses	(9,499)
Balance at the end of the year	(9,499)
Loan receivables, net	774,051

(i)	The amount represented the term-loan (matures in June 2025) to Sichuan Tianyi, a third-party, of RMB95,000 and corresponding interest receivable RMB4,259 as of June 30, 2024. The loan is guaranteed by the ultimate controlling owner of Sichuan Tianyi, whom is jointly liable, with interest rate 6% per annum. This loan receivable is expected to be settled within one year.

(ii)	The amount represented the term-loans (mature in June 2025) principal to a third-party company principally engaged in provision of education service of RMB679,300 and corresponding interest receivable RMB6,060 as of June 30, 2024. The loans bear an interest rate of 5% per annum. The loans have been subsequently pledged with equity interests as collaterals and fully guaranteed by the controlling shareholder of the debtor.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(6)	Other current assets

Other current assets consist of the following:

	As of June 30,
	2023	2024
	RMB	RMB
Prepaid operating costs	-	4,210
Prepaid miscellaneous daily expenses	4,523	28,452
Equity investments with readily determinable fair value (i)	-	13,776
Excess input value-added tax (“VAT”) credits (ii)	1,268	1,832
Prepaid contributions of staff employee benefit	589	483
	6,380	48,753

(i)	This is an amount representing an equity investment of AIX in Cheche Technology Inc. (“Cheche”), which was listed in Nasdaq on September 18, 2023. As of June 30, 2024, the Group holds 3.1645% equity interests in Cheche. The Group measures the equity security in Cheche at fair value and recorded a loss of RMB82,527 from fair value change in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2024.

(ii)	The excess input VAT credits represented VAT already paid or borne by the Group’s PRC entities that are qualified as general VAT taxpayers on the goods purchased which will be utilized to offset against future output VAT when calculating the VAT payable. The VAT balance is recorded either in other current liabilities or other current assets on the consolidated balance sheets. As discussed in Note 2 (ad), the Group reclassified the balance of excess input VAT credits as of June 30, 2023 from other payables and accrued expenses to other current assets in order to achieve comparability in the consolidated balance sheets.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(7)	Property, Plant and Equipment, net

Property, plant and equipment, net, is comprised of the following:

	As of June 30,
	2023	2024
	RMB	RMB
Cost:
Building	-	11,242
Office equipment, furniture and fixtures	3,920	12,189
Motor vehicles	1,932	7,122
Leasehold improvements	737	8,342
Sub-total	6,589	38,895
Accumulated depreciation	(5,023)	(5,759)
	1,566	33,136
Construction in progress	-	53,640
	1,566	86,776

Depreciation expenses charged were RMB5,603, RMB3,545 and RMB8,368 for the years ended June 30, 2022, 2023 and 2024, respectively. In the year ended June 30, 2024, the Group recorded a loss of RMB1,293 (2023: RMB2,951) related to disposal of furniture, office equipment, fixtures and leasehold improvements due to termination of rental offices in others, net of the consolidated statements of operations and comprehensive loss.

No impairment for property, plant and equipment was recorded for the years ended June 30, 2022, 2023 and 2024.

(8)	Goodwill, net

The gross amount of goodwill and accumulated impairment losses by reporting unit as of June 30, 2023 and 2024 are as follows:

	Wealth Management	Insurance Agency	Claims Adjusting	Total
	RMB	RMB	RMB	RMB
Gross as of June 30, 2023	-	-	-	-
Addition for business combination (Note 3(a))	-	542,578	126,941	669,519
Gross as of June 30, 2024	-	542,578	126,941	669,519
Accumulated impairment loss as of June 30, 2023	-	-	-	-
Impairment loss	-	(426,410)	-	(426,410)
Accumulated impairment loss as of June 30, 2024	-	(426,410)	-	(426,410)
Net as of June 30, 2023	-	-	-	-
Net as of June 30, 2024	-	116,168	126,941	243,109

The Group performs annual goodwill impairment test at each year end. In 2024 annual test, the Group noted the underperformance of acquired insurance agency business as compared to the projected results from acquisition, mainly due to the impact of newly released industrial regulatory rules capping the commission rates charged by insurance intermediaries, and determined that it was more likely than not that there were indications of impairment for the reporting unit of Insurance Agency. The Group utilized the discounted cash flow model to estimate the fair value of the reporting unit and concluded that the carrying amount of Insurance Agency exceeded its fair value. As a result, an impairment loss on goodwill of RMB426,410 was recognized in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2024.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(9)	Intangible assets, net

Intangible assets, net, are comprised of the following:

	As of June 30,
	2023	2024
	RMB	RMB
Software and operating system	4,823	96,001
Non-compete agreements	-	8,175
Agent resources	-	137,944
Insurance brokerage licenses	-	89,071
Trade names	-	142,464
Sub-total	4,823	473,655
Disposal	-	(2,218)
	4,823	471,437
Accumulated amortization	(3,032)	(53,870)
	1,791	417,567

As disclosed in in Note 3(a), the recognized intangible assets including software, non-compete agreements, agent resources, insurance brokerage license and trade names amounting to RMB468,832 in the aggregate were acquired through a business combination transaction on December 31, 2023 and were individually measured at their respective fair values as of the acquisition date. In 2024, the Group disposed an insurance brokerage license amounting to RMB2,218 owned by a majority-owned subsidiary in Hong Kong which was deconsolidated as the Group has lost its control over the subsidiary starting from April 1, 2024 (see details in Note 2(i)).

Amortization expenses for intangible assets recognized for the years ended June 30, 2022, 2023 and 2024 were RMB832, RMB848 and RMB50,837, respectively. Amortization expenses are expected to be at RMB100,447, RMB99,322, RMB74,963, RMB51,972 and RMB28,175 for the years ending June 30, 2025, 2026, 2027, 2028 and 2029, respectively.

There were no impairment charges for intangible assets recorded for the years ended June 30, 2022, 2023 and 2024.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(10)	Other non-current assets, net

Other non-current assets consist of the following:

	As of June 30,
	2023	2024
	RMB	RMB
Equity investments without readily determinable fair value (Note 2(j))	-	11,401
Instrument in debt securities with embedded features (Note 2(j))	-	123,227
Amount due from a third party (i)	-	29,985
Contingent considerations (ii)	-	22,267
Receivables from certain shareholders as guarantee deposit due to business combinations	-	33,373
Others	22	5,128
Sub-total	22	225,381
Allowance for current expected credit losses:
Balance at the beginning of the year	-	-
Cumulative-effect adjustment upon adoption of ASU 2016-13	-	(18)
Provision	-	(9)
Balance at the end of the year	-	(27)
Other non-current assets, net	22	225,354

(i)	The amount represented the fair value of a term-loan (matures in September 2028) to a third party by AIX as of the acquisition date which is comprised of a principal of RMB30,000 and a corresponding interest receivable of RMB1,032 net of allowance of RMB1,047. The loan bears interest rate 4.5% per annum and is guaranteed by the ultimate controlling owner of the borrower, whom is jointly liable.

(ii)	Contingent considerations represented the fair value as of June 30, 2024 of the partial contingent considerations transferred by AIX to certain selling shareholders of Zhongrong Smart Finance Information Technology Co., Ltd. (“Zhongrong”) and Jilin Zhongji Shi’An Insurance Agency Co., Ltd. (“Zhongji”) in business combinations completed in 2023. Pursuant to the share purchase agreement, the selling shareholders shall return certain numbers of ordinary shares back to the Group and/or the Group may incur future payments if necessary conditions have not been satisfied respectively by the end of a lock-up period of three years. The contingent considerations were subsequently measured with changes in fair value reflected in the consolidated statements of operations and comprehensive loss.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(11)	Leases

The Group’s lease for office space include only fixed rental payments with no variable lease payment terms. As of June 30, 2023 and 2024, there were no leases that have not yet commenced.

The following represents the aggregate ROU assets and related lease liabilities as of June 30, 2023 and 2024:

	As of June 30,
	2023	2024
	RMB	RMB
Operating lease ROU assets	13,607	122,239
Current operating lease liability	4,793	54,233
Non-current operating lease liability	9,673	62,954
Total operating lease liabilities	14,466	117,187

The weighted average lease term and discount rate as of June 30, 2023 and 2024 were as follows:

	As of June 30,
	2023	2024
Weighted average lease term in years:
Operating leases	3.25	2.74
Weighted average discount rate:
Operating leases	4.75%	3.72%

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(11)	Leases (continued)

The components of lease expenses for the years ended June 30, 2023 and 2024 were as follows:

	As of June 30,
	2023	2024
	RMB	RMB
Operating lease expense	8,107	39,006
Short term lease expense	2,403	2,421
Total	10,510	41,427

Supplemental cash flow information related to leases for the years ended June 30, 2023 and 2024 were as follows:

	As of June 30,
	2023	2024
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	7,059	37,415
Supplemental noncash information:
Right-of-use assets obtained in exchange for lease obligations net of decrease in right-of-use assets for early determinations	(8,008)	9,666

The following table provides maturities of lease liabilities at June 30, 2024:

Minimum Lease Payment
RMB
Year ending June 30:
2025	57,681
2026	40,243
2027	16,478
2028	5,087
2029	2,190
Thereafter	1,593
Total remaining undiscounted lease payments	123,272
Less: Interest	6,085
Total present value of lease liabilities	117,187
Less: Current operating lease liability	54,233
Non-current operating lease liability	62,954

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(12)	Variable Interest Entities (“VIEs”)

Foreign ownership of certain parts of the Group’s businesses including fund management services is subject to restrictions under current PRC laws and regulations. The Company is a Cayman Islands company and the government of the Cayman Islands has not entered into a memorandum of understanding on bilateral regulatory cooperation with the China Securities Regulatory Commission (the “CSRC”). Accordingly, the Company is not eligible to conduct the fund management business by directly establishing a foreign-invested fund management company. To comply with PRC laws and regulations and utilize the ability in providing fund management services, the Group currently conducts its business activities through the VIE, Puyi Bohui in which the Group owns 0.96% equity interests and its subsidiaries in China.

The Measures on the Supervision of Internet Insurance Business implemented in February 2021 requires an insurance institution conducts online insurance business through its own online platform who owns the domain name.

AIX conducts its online insurance business through an online platform (www.baoxian.com). To comply with the newly implemented rules, AIX operates the internet business through its consolidated VIEs of Xinbao Investment in which AIX owns 49% equity interests and Fanhua RONS Technologies and their subsidiaries.

The following is a summary of the contractual agreements that the Group, through the WFOEs, entered into with the consolidated VIEs including Puyi Bohui, Xinbao Investment, Fanhua RONS Technologies and their individual Nominee Shareholders:

Agreements that Provide the Group Effective Control over Puyi Bohui, Xinbao Investment and Fanhua RONS Technologies

●	Loan Agreement

The WFOEs entered into a loan agreement with relevant Nominee Shareholders to provide them loans solely for the purpose of contribution of registered capital of these VIEs, or the PRC domestic companies. The principal loan amounts equal to the capital contributions to the PRC domestic companies. The WFOEs have the sole discretion to determine the method of repayment, including requiring the Nominee Shareholders to transfer their equity interests in these PRC domestic companies to the WFOEs or its designated person.

The term of the loan agreement is for ten years, which may be extended only upon written agreement of the parties. If the loan is not extended, then upon its expiration and subject to then applicable PRC laws, the loan can be repaid only with the proceeds from a transfer of the individual shareholder’s equity interests in the PRC domestic companies to the WFOEs or another person or entity designated by them. The WFOEs may accelerate the loan repayment upon certain events, including but not limited to if the individual shareholder resigns or is dismissed from employment by us or if the WFOEs exercise its option to purchase the Nominee Shareholders’ equity interests in the PRC domestic companies pursuant to the Exclusive Option Agreement described below.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(12)	Variable Interest Entities (“VIEs”) (continued)

Agreements that Provide the Group Effective Control over Puyi Bohui, Xinbao Investment and Fanhua RONS Technologies (continued)

●	Equity Interest Pledge Agreement

Relevant Nominee Shareholders of these PRC domestic companies entered into an equity interest pledge agreement, pledging all of their respective equity interests in these PRC domestic companies as collateral to ensure that these PRC domestic companies fully perform its obligations under the Exclusive Technical and Consulting Services Agreement, Exclusive Option Agreement and Loan Agreement, and pay the technology and consulting service fees and repay the loan and the accrued interests to the WFOEs when the same becomes due. Relevant Nominee Shareholders also agreed not to transfer or create any encumbrances adverse to the WFOEs on their equity interests in these PRC domestic companies. During the term of the equity pledge agreement, relevant PRC entities are entitled to all the dividends declared on the pledged equity interests. The agreement became effective on such date when the pledge of the equity interest contemplated herein is registered with relevant administration for industry and commerce (the “AIC”) and will remain in effect until all of the obligations of these PRC domestic companies under the Exclusive Technical and Consulting Services Agreement, Exclusive Option Agreement and Loan Agreement have been duly performed or terminated.

●	Power of Attorney

Relevant Nominee Shareholders of these PRC domestic companies irrevocably authorized the WFOEs to exercise the rights related to their shareholdings, including attending shareholders’ meetings and voting on their behalf on all matters, including but not limited to matters related to the transfer, pledge or disposition of their respective equity interests in these PRC domestic companies, and appointment of the executive directors and senior management of these PRC domestic companies. The WFOEs have the right to appoint any individual or entity to exercise the power of attorney on its behalf. until the shareholder ceases to hold any equity interest in these PRC domestic companies. Each power of attorney will remain in effect for ten years unless the Nominee Shareholders cease to hold any equity interest in these PRC domestic companies.

Agreements that Transfer Economic Benefits to the Group

●	Exclusive Option Agreement

Relevant Nominee Shareholders of these PRC domestic companies entered into an exclusive purchase option agreement to irrevocably grant the WFOEs an exclusive option to purchase, or designate one or more persons to purchase, part or all of their equity interests in these PRC domestic companies at the WFOEs’ sole and absolute discretion, when and to the extent permitted by PRC laws. The purchase price is equal to the higher of: (i) the amount of registered capital actually contributed by the equity holder; or (ii) a minimum price permitted under applicable PRC laws. The Exclusive Option Agreement will remain effective permanently.

●	Exclusive Technology and Consulting Services Agreement

Pursuant to Exclusive Technical and Consulting Services Agreement between (i) the WFOEs, and (ii) these PRC domestic companies, the WFOEs agreed to provide these PRC domestic companies with comprehensive business support, technical, consulting and other services including such as training services and other services relating to IT platform and internal control compliance. In exchange, these PRC domestic companies agree to pay a quarterly fee calculated primarily based on a percentage of its revenues. The agreement has a term of one year and can be renewed each year upon mutual agreement or remains effective unless otherwise terminated when all of the equity interest in these PRC domestic companies or all the assets of these PRC domestic companies have been legally transferred to the WFOEs and/or its designee.

Because of contractual arrangements with VIEs and their Nominee Shareholders, the Group is the primary beneficiary of VIEs and their subsidiaries and consolidated them into consolidated financial statements.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(12)	Variable Interest Entities (“VIEs”) (continued)

Risks in relation to the VIE Arrangement

In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the consolidated VIEs of the Company is in compliance with PRC laws and regulations; (ii) the contractual arrangements with the consolidated VIEs and the individual shareholders are legal, valid and binding obligation of such party, and enforceable against such party in accordance with their respective terms; and (iii) the execution, delivery and performance of the consolidated VIEs and its shareholders do not result in any violation of the provisions of the articles of association and business licenses of the VIEs, and any violation of any current PRC laws and regulations.

Uncertainties in the PRC legal system could cause the Company’s current corporate structure to be found in violation of any existing and/or future PRC laws or regulations and could limit the Company’s ability, through the Primary Beneficiary, to enforce its rights under these contractual arrangements. Furthermore, the shareholders of the VIEs may have interests that are different from those of the Company, which could potentially increase the risk that the shareholders would seek to breach the existing terms of the aforementioned agreements.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC laws, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or discontinue the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control VIEs, which may result in deconsolidation of VIEs.

Summarized below is the information related to VIEs, including total assets, total current liabilities, total liabilities, net revenues, total operating costs and expenses, net income (loss) and cash flows after intercompany elimination are as follows:

	As of June 30,
	2023	2024
	RMB	RMB
Total assets	184,438	424,525
Total current liabilities	64,796	176,951
Total liabilities	81,504	220,483

	Year Ended June 30,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues	159,181	87,728	144,024
Operating costs and expenses	(199,230)	(126,620)	(170,787)
Net loss	(33,613)	(23,041)	(37,038)
Net cash generated from (used in) operating activities	6,120	(54,828)	(69,861)

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(12)	Variable Interest Entities (“VIEs”) (continued)

Risks in relation to the VIE Arrangement (continued)

As of June 30, 2024 there were no consolidated VIE assets that are collateral for the VIE’s obligations or are restricted solely to settle the VIEs’ obligations, other than aforementioned in the restricted cash as described in Note 2(c). In the year ended June 30, 2024, aggregate revenues derived from these VIEs contributed 10.02% of the total consolidated net revenues, based on the corporate structure as of the end of 2024. As of June 30, 2024, the VIEs accounted for an aggregate of 9.92% of the consolidated total assets. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Company in normal course of business. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.

(13)	Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	As of June 30,
	2023	2024
	RMB	RMB
Business and other tax payables	493	84,874
Refundable deposits from employees and agents	-	17,762
Professional fees	-	8,539
Accrued expenses to third parties	1,600	26,082
Contributions from members of eHuzhu mutual aid program (Note 2(c))	-	36,460
Others	673	6,792
Total	2,766	180,509

(14)	Short-term loan

The Group repaid the outstanding balance of RMB164,300 under a revolving line of credit which was expired and terminated upon the Group’s repayment of the borrowings in February 2024. The repaid borrowings bore a fixed interest rate of 3.5% per annum.

During the year ended June 30, 2024, the Group entered into a new RMB denominated revolving credit facility with a financial institution in mainland China for a total credit of up to RMB200,000 without any guarantee or collateral. Under the credit facility, RMB98,375 was drawn down on March 5, 2024 for general working capital purpose and outstanding as short-term loan as of June 30, 2024 bearing a fixed interest rate of 3.5% per annum. The outstanding loan will become due on March 4, 2025.

As of June 30, 2024, the unused line of credit for the short-term loan was RMB101,625. Interest on the bank borrowing amounting to RMB926 was recorded in interest income, net of the consolidated statement of operations and comprehensive loss for the year ended June 30, 2024.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(15)	Employee Benefit Plans

Employees of the Group located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution plans.

In addition, the Group is required by law to contribute a certain percentage of applicable salaries for medical insurance benefits, unemployment and other statutory benefits. The contribution percentages may be different from district to district which is subject to the specific requirement of local regime government. The PRC government is directly responsible for the payments of the benefits to these employees.

For the years ended June 30, 2022, 2023 and 2024, the Group contributed and accrued RMB20,806, RMB16,092 and RMB72,551, respectively.

(16)	Income Taxes

The Company is a tax exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

Subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5%, and foreign-derived income is exempted from income tax. Under the two-tiered profits tax rates regime, the provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 8.25% for the years ended June 30, 2022, 2023 and 2024.

The Group’s subsidiaries and VIEs incorporated in the PRC are subject to the PRC Enterprise Income Tax (“EIT”) and a unified 25% enterprise income tax rate, except for certain entities that are entitled to preferential tax treatments.

Preferential EIT rates at 15% is available for qualified enterprises located in the western China regions in an industry sector encouraged by the PRC government. Fanhua Lianxing Insurance Sales Co., Ltd., the Group’s wholly-owned subsidiary, which is the holding entity of the Group’s life insurance operations, was entitled to a preferential tax rate of 15% for the year ended June 30, 2024.

Pursuant to the relevant laws and regulations in the PRC, Shenzhen Huazhong United Technology Co., Ltd. (“Shenzhen Huazhong”), a subsidiary of the Group, was regarded as a software company and thus exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. For Shenzhen Huazhong, year 2017 was the first profit-making year and accordingly it has made a 12.5% tax provision for its profits for the year ended June 30, 2021, Shenzhen Huazhong no longer enjoys such a preferential rate from 2022.

The Group’s subsidiaries that are the PRC tax resident are required to withhold the PRC withholding tax of 10% on dividend payment to their non-PRC resident immediate holding company, unless such dividend payment is qualified for the 5% reduced tax rate under the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “PRC-HK DTA”).

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(16)	Income Taxes (continued)

The Group accounts for uncertain income tax positions by prescribing a minimum recognition threshold in the financial statements. The Group’s liabilities for unrecognized tax benefits were included in other tax liabilities. As of June 30, 2023, the balance of unrecognized tax benefits is comprised of amounts mainly arising from certain transfer pricing arrangements. During the year ended June 30, 2024, the Group recorded an addition of unrecognized tax benefits amounting to RMB34,368 due to acquisition of AIX.

The movements of unrecognized tax benefits are as follows:

RMB
Balance as of June 30, 2021	12,100
Increase in unrecognized tax benefits	1,400
Decrease in tax positions	-
Balance as of June 30, 2022	13,500
Increase in unrecognized tax benefits	260
Decrease in tax positions	-
Balance as of June 30, 2023	13,760
Increase due to acquisition of AIX	34,368
Increase in unrecognized tax benefits	1,883
Decrease in tax positions	(4,646)
Balance as of June 30, 2024	45,365

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Group’s consolidated financial statements. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Group’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. During the current year, the Group reversed transfer pricing related uncertain tax position amounting to RMB4,646 when its statute of limitation expired in 2024.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(16)	Income Taxes (continued)

Income tax (benefit) expense are comprised of the following:

	Year Ended June 30,
	2022	2023	2024
	RMB	RMB	RMB
Current tax expense	1,464	1,160	3,634
Deferred tax (benefit) expense	(2,389)	7,425	9,311
Income tax (benefit) expense	(925)	8,585	12,945

The principal components of the deferred income tax assets and liabilities are as follows:

	As of June 30,
	2023	2024
	RMB	RMB
Deferred tax assets:
Operating loss carryforward	26,104	139,726
Deductible research and development expenses	628	5,204
Advertising expense	7,931	6,538
Allowance for doubtful accounts, credit losses and impairment losses	1,723	-
Other temporary book/tax differences	1,850	-
Valuation allowances	(21,684)	(116,218)
Total	16,552	35,250
Deferred tax liabilities:
Fair value adjustments in relation to short-term investments	-	13,954
Estimated profit arising from future renewal commissions	-	92,964
PRC dividend withholding taxes	-	26,730
Fair value adjustments of long-lived assets from business acquisition	-	103,426
Total	-	237,074

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

The Group had total operating loss carry-forwards of RMB149,477 and RMB607,324 as of June 30, 2023 and 2024, respectively. As of June 30, 2024, the operating loss carry-forwards amounting to RMB120,646 can be carried forward to offset future taxable income and RMB486,678 will expire in the years from 2025 to 2029. During the years ended June 30, 2022, 2023 and 2024, nil, nil and RMB35,403, respectively, of tax loss carried forward has been expired and canceled.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(16)	Income Taxes (continued)

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income before income taxes and income of affiliates, and the actual provision for income taxes is as follows:

	Year Ended June 30,
	2022	2023	2024
	RMB	RMB	RMB
Loss from operations in mainland China	(60,049)	(32,676)	64,307
Loss from operations in Hong Kong and others	(1,543)	(2,316)	(562,312)
Loss from continuing operations before income taxes and share of loss of affiliates	(61,592)	(34,992)	(498,005)
Statutory tax rate	25%	25%	25%
Income tax benefits at statutory tax rate	(15,398)	(8,748)	(124,501)
Deferred tax effect of tax rate change	768	(5,751)	-
True-up temporary book/tax differences	-	2,123	-
Disposal of a subsidiary	-	(6,561)	-
Expenses not deductible for tax purposes:
—Entertainment	-	-	1,192
—Other	695	500	350
Effect of tax holidays on concessionary rates granted to PRC entities	7,186	3,262	(2,861)
Effect of different tax rates of entities operating in other jurisdictions	385	579	112,158
Change in valuation allowance	3,775	23,051	24,671
Net effect of fair value changes*	-	-	19,672
Unrecognized tax benefits arising from certain transfer pricing arrangements	1,400	260	(18,096)
Other	264	(130)	360
Income tax (benefit) expense	(925)	8,585	12,945

*	The net effect of fair value changes for the year ended June 30, 2024 is primarily arising from fair value changes in contingent consideration and equity interests held by the Group.

Additional PRC income taxes that would have been payable without the tax exemption amounted to approximately nil, nil and RMB2,861 for the years ended June 30, 2022, 2023 and 2024, respectively.

If the entities were to be non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%, whereas in the case of dividends paid by PRC subsidiaries which are 25% or more directly owned by tax residents in the Hong Kong Special Administrative Region, the withholding tax would be 5%. The Group’s subsidiary, CNinsure Holdings Limited qualified as Hong Kong resident and was entitled to enjoy a 5% reduced tax rate under Bulletin [2018] No. 9 promulgated by the State Taxation Administration for the years ended June 30, 2022, 2023 and 2024.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(16)	Income Taxes (continued)

Aggregate undistributed earnings of the Group’s subsidiaries and VIEs in the PRC that are available for distribution to the Group of approximately RMB90,570 and RMB868,929 as of June 30, 2023 and 2024, respectively, are considered to be indefinitely reinvested. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred tax liability in respect of those undistributed earnings of approximately RMB4,529 and RMB43,496, respectively.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting over tax basis, including those differences attributable to a more-than-50-percent-owned domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means.

(17)	Mezzanine Equity

On February 6, 2024, the Company issued 1,995,810 ordinary shares to New Dragon Group (Far East) Limited (“New Dragon” or the “Holder”) in exchange for US$6,253,538 (approximately RMB44,968) investment in the Company. In 30 days following the expiration of lock-up period of four years, both the Holder and the Company have the option to request to repurchase the shares at 1.2 times of the purchase price paid by New Dragon. The ordinary shares issued to New Dragon features the investor’s put right that is considered to be outside of the Company’s control and subject to the Holder’s option and the occurrence of uncertain future events such as the future trend of the stock price of the Company.

The Group accounted for these redeemable ordinary shares in accordance with ASC 480 “Distinguishing Liabilities from Equity” and recorded such ordinary shares in mezzanine equity between total liabilities and equity, as temporary equity in the Company’s consolidated balance sheets.

Given the redemption of these redeemable ordinary shares are subject to the option of the Holder after the lock-up period, the Group subsequently assessed that it is probable that these redeemable ordinary shares will become currently redeemable, and the Group elects to consistently using interest method to accrete changes in the redemption value to the redemption amount over the period from the date of issuance which is the same date that it becomes probable that these shares will become redeemable to the expiration date of the lock-up period. The subsequent increase in the carrying amount of these redeemable ordinary shares is treated as a dividend to the Holder.

As disclosed in in Note 19, the Group considered the shares of redeemable ordinary shares that are legally issued and outstanding as outstanding in the calculation of the weighted-average number of ordinary shares outstanding since such shares represent ordinary shares in both legal form and substance.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(18)	Capital Structure

Shares Structure

On March 13, 2014, the Company held an extraordinary general meeting and obtained requisite shareholders’ approval to adopt a dual-class share structure. Under this structure, the authorized share capital was amended into 2,000,000,000 Ordinary Shares of a nominal or par value of US$0.001 each to US$2,000,000 divided into (1) 1,950,000,000 Ordinary Shares of a nominal or par value of US$0.001 each and (2) 50,000,000 Preference Shares of a nominal or par value of US$0.001 each, and each holder of the Preference Shares shall have twenty (20) votes for each Preference Share. As of June 30, 2024, no preference shares were outstanding, while 370,551,728 ordinary shares and 1,995,810 redeemable ordinary shares were outstanding.

Issuance of new shares

As disclosed in Note 3(a), the Company issued 284,113,314 ordinary shares to the shareholders of AIX to acquire 50.10% equity interests of AIX in December 2023.

As disclosed in Note 17, the Company issued 1,995,810 ordinary shares to New Dragon Group (Far East) Limited in exchange for US$6,253,538 (approximately RMB44,968) investment in the Company in February 2024, which were classified as mezzanine equity.

Repurchase of ordinary shares

As disclosed in Note 1, in December 2023, the Company repurchased an aggregate of 4,033,600 ordinary shares from AIX, representing 1% of the total shares outstanding as of June 30, 2024. Concurrently, the Group entered into a share transfer agreement with AIX, pursuant to which AIX, through its wholly-owned subsidiary in China, to acquire 15.41% of the equity interests in Fanhua Puyi Fund Sales Co., Ltd. (“Puyi Fund”), a wholly-owned subsidiary of the Group, for a consideration consisting of the share repurchase price and a cash consideration of approximately RMB10,463.

The Group accounts for repurchased ordinary shares under the par value method and includes such treasury stock as a component of the shareholders’ equity.

(19)	Net Loss per Share

As of June 30, 2024, there were 178,684 ordinary shares related to employee and non-employee share options or non-vested ordinary shares which could potentially dilute basic net earnings per share in the future, but which were excluded from the computation of diluted net loss per share for the year ended June 30, 2024, as their effects would have been anti-dilutive.

The computation of basic and diluted net income per ordinary share is as follows:

	Year Ended June 30,
	2022	2023	2024
	RMB	RMB	RMB
Basic:
Net loss	(60,667)	(43,577)	(512,071)
Less: Net loss attributable to the noncontrolling interests	-	-	(222,401)
Net loss attributable to owners of the Company	(60,667)	(43,577)	(289,670)
Less: Distributed earnings to New Dragon (Note 17)	-	-	826
Net loss attributable to ordinary shares of the Company	(60,667)	(43,577)	(290,496)
Weighted average number of ordinary shares outstanding	90,472,014	90,472,014	232,761,359
Basic net loss per ordinary share	(0.671)	(0.482)	(1.244)
Basic net loss per ADS	(1.006)	(0.722)	(1.867)

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(19)	Net Loss per Share (continued)

	Year Ended June 30,
	2022	2023	2024
	RMB	RMB	RMB
Diluted:
Net loss	(60,667)	(43,577)	(512,071)
Less: Net loss attributable to the noncontrolling interests	-	-	(222,401)
Net loss attributable to owners of the Company	(60,667)	(43,577)	(289,670)
Less: Distributed earnings to New Dragon (Note 17)	-	-	826
Less: Net impact on the net income attributable to the Company’s shareholders arising from the share-based compensation schemes of AIX	-	-	3,164
Net loss attributable to ordinary shares of the Company	(60,667)	(43,577)	(293,660)
Weighted average number of ordinary shares outstanding	90,472,014	90,472,014	232,761,359
Weighted average number of dilutive potential ordinary shares from share options and restricted share units	-	-	-
Total	90,472,014	90,472,014	232,761,359
Diluted net loss per ordinary share	(0.671)	(0.482)	(1.262)
Diluted net loss per ADS	(1.006)	(0.722)	(1.892)

(20)	Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of June 30, 2023 and 2024. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory financial statements of the Company’s subsidiaries and VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries and VIEs.

The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. The accumulated amounts contributed to the statutory reserves were RMB23,071 and RMB23,064 as of June 30, 2023 and 2024, respectively.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of restricted net assets include paid in capital and statutory surplus reserve of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB1,901,745 as of June 30, 2024, which were not eligible to be distributed.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(21)	Related-party Balances and Transactions

The principal related-party balances as of June 30, 2023 and 2024, and transactions for the years ended June 30, 2022, 2023 and 2024 are as follows:

(i)	On December 28, 2020, Puyi Enterprise Management Consulting Co., Ltd (“Puyi Consulting”), one wholly-owned subsidiary of the Company entered into a framework strategic partnership agreement, or, the “Agreement”, with AIX. Pursuant to the Agreement, both parties, on the basis of full compliance with relevant regulatory and legal requirements will share customer and channel resources and explore collaboration opportunities on the provision of value-added asset management services to Chinese households, by leveraging both parties’ respective strength in insurance and financial services. On March 7, 2022, Puyi Consulting entered into a supplementary agreement with AIX. For the years ended June 30, 2022 and 2023 and the period from July 1, 2023 to December 31, 2023, Puyi Consulting recorded other revenues derived from the provided consulting services of RMB10,864, RMB14,651 and RMB3,704, respectively from AIX and the balance of amounts due from related party as of June 30, 2022 and 2023 and December 31, 2023 was RMB2,895, nil and nil, respectively.

(ii)	In 2022, AIX provided referral service to one of our wholly-owned subsidiaries. The Group recorded an amount RMB1,243 as selling expense for the year ended June 30, 2022. The balance of amount due to related payable was RMB292 which was fully settled in 2023.

(iii)	As disclosed in Note 1, the Company entered into a share repurchase agreement with AIX on December 22, 2023, pursuant to which the Company agreed to repurchase all of the 4.46% equity interests. Concurrently, a wholly-owned subsidiary of the AIX entered into a share transfer agreement with the Company to acquire 15.41% equity interests in Fanhua Puyi Fund Sales Co., Ltd. (“Puyi Fund”), a wholly-owned subsidiary of the Company, at an aggregate consideration including a transfer price for the aforementioned 4.46% equity interests and cash of RMB10,463.

(22)	Commitments and Contingencies

On April 16, 2024, the Group entered into a share purchase agreement (the “GEM Agreement”) with GEM Global Yield LLC SCS (“GEM”). Under the GEM Agreement, the Group has the option to issue and sell up to a number of ordinary shares (as represented by and delivered as ADSs) of the Company with an aggregate value of US$500,000 (the “Aggregate Limit”) which can be further increased to up to US$1,000,000, subject to certain terms and conditions. During the three years from the date of signing the GEM Agreement (the “Investment Period”), the Group can control the timing and maximum amount of the drawdown under this facility and has no minimum drawdown obligation. The Group has the option to issue the Company’s shares to GEM at its own discretion within the Investment Period. A commitment fee will be paid to GEM equal to 1.8% of the Aggregate Limit, in either cash, from the proceeds of the drawdowns, or in ordinary shares of the Company. Simultaneously, the Group and GEM entered into a selling agent agreement with Wilson-Davis & Company which will act as investment banker and as selling agent for GEM and will receive a fee of 0.2 % of the Aggregate Limit. As of the date of this report, no drawdown has been made.

As of June 30, 2024, there was no pending legal proceeding to which the Group is a party that will have a material effect on the Group’s business, results of operations or cash flows.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(23)	Concentrations of Credit Risk

Concentration risks

Customers accounting for 10% or more of total net revenues excluding estimated renewal commissions are as follows:

	Year ended June 30,
	2022	% of sales	2023	% of sales	2024	% of sales
	RMB		RMB		RMB
Company A	35,611	18.9%	*	*	*	*
Company B	47,642	25.2%	15,360	13.4%	*	*
Company C	*	*	14,631	12.8%	*	*
Company D	—	—	—	—	132,995	11.2%
Subtotal	83,253	44.1%	29,991	26.2%	132,995	11.2%

*	represented less than 10% of total net revenues for the year.

Customers which accounted for 10% or more of gross accounts receivable plus certain amount of contract assets that are accounted for on a customer-base (“Such Accounts Receivable”) are as follows:

	As of June 30,
	2023	%	2024	%
	RMB		RMB
Company A	20,311	54.0%	*	*
Company D	—	—	41,117	12.2%
Subtotal	20,311	54.0%	41,117	12.2%

*	represented less than 10% of Such Accounts Receivable as of the year end.

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on Such Accounts Receivable.

The Group places its cash and cash equivalents and short-term investments with financial institutions with low credit risk.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(24)	Share-based Compensation

(a)	2022 Options

On August 12, 2022, AIX granted share options (“2022 Options”) to its independent directors to purchase up to 4,000,000 ordinary shares of AIX. Pursuant to the option agreements entered into between AIX and the option grantees, the options vest over a four-year service period starting from the date of grant, with 30% (“Option D1”), 30% (“Option D2”), 20% (“Option D3”) and the remaining 20% (“Option D4”) of the options being vested on August 31 of each of the years starting from 2023 to 2026, respectively, subject to the continuous service of the option grantees. The 2022 Options expire no later than August 1, 2032, subject to earlier termination upon an optionee’s cessation of service. The 2022 Options had an exercise price of US$0.2305 (RMB1.68) and an intrinsic value of US$0.0020 (RMB0.01) per ordinary share on the date of grant. The fair value of the options was determined by using the Black-Scholes option pricing model.

For the year ended June 30, 2024, changes in the status of total outstanding options, were as follows:

	Number of options	Weighted average exercise price in USD	Weighted average remaining contractual life (In years)	Aggregate Intrinsic Value USD
Outstanding as of June 30, 2023	—	—	—	—
Addition due to acquisition of AIX	4,000,000	0.2305	4.69	—
Outstanding as of June 30, 2024	4,000,000	0.2305	4.69	—

For the year ended June 30 2024, share-based compensation expenses of RMB 1,103 were recognized in connection with the 2022 Options, respectively. No actual forfeitures occurred for the independent directors for the year ended June 30, 2024.

As of June 30, 2024, unrecognized share-based compensation expense related to unvested share options granted to the independent directors totaled US$225 (RMB1,635), which is expected to be recognized over a weighted-average period of 2.1 years. The aggregate intrinsic value of the share options as of June 30, 2024 was US$0.

(b)	Restricted Share Units (“RSUs”)

In August of 2023, AIX granted 536,990 RSUs at par value to one of its executive officers. Pursuant to the option agreement entered into between AIX and the RSUs grantee, the RSUs vest over a five-year service period starting from the date of grant, with 100,000 RSUs, 100,000 RSUs, 136,990 RSUs, 100,000 RSUs and the remaining 100,000 RSUs being vested on June 30 of each of the years starting from 2024 to 2028, respectively, subject to the continuous service of the RSU grantee. The Group recorded the share-based compensation of RMB2,600 based on the market price of ADS at US$6.35 on the respective grant date in general and administrative expenses in the consolidated statements of operations and comprehensive loss for the 6 months period ended June 30, 2024.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(24)	Share-based Compensation (continued)

(b)	Restricted Share Units (“RSUs”) (continued)

A summary of the activity of the service-based RSUs for the year ended June 30, 2024 is presented as follows:

	Number of restricted shares	Weighted average grant-date fair value US$

Unvested as of June 30, 2023	—	—
Granted	—	—
Addition due to acquisition of AIX	536,990	3,410
vested	—	—
Forfeited	—	—
Unvested as of June 30, 2024	536,990	3,410

The Group recorded share-based compensation expense of RMB2,600 in connection with the RSUs for the year ended June 30, 2024. As of June 30, 2024, unrecognized share-based compensation expense related to unvested RSUs granted to the executive officer totaled US$2,775 (RMB20,166), which is expected to be recognized over a weighted-average period of 4.0 years on a straight-line basis at an amount which at least equals the portion of the grant-date fair value of the RSUs that are vested at that date.

(c)	2023 Million Dollar Round Table Options (“2023 MDRT Options”)

On February 6, 2023, AIX granted share options (“2023 MDRT Options “) to its independent high-performing agents to purchase up to 13,680,000 ordinary shares of AIX. Pursuant to the option agreements entered into between AIX and the option grantees, the options vest over a two-year service period starting from the date of grant, with 50% and the remaining 50% of the options being vested on March 31 of each of the years starting from 2024 to 2025, respectively, subject to the continuous service of the option grantees and the achievement of the performance conditions. The 2023 MDRT Options expire no later than August 1, 2027, subject to earlier termination upon an optionee’s cessation of service. The 2023 MDRT Options had an exercise price of US$0.0500 (RMB0.36) and an intrinsic value of US$0.3125 (RMB2.27) per ordinary share on the date of grant.

A summary of share options outstanding as of June 30, 2024, and activity during the year then ended, is presented below:

	Number of options	Weighted average exercise price in USD	Weighted average remaining contractual life (In years)	Aggregate Intrinsic Value USD
Outstanding as of June 30, 2023	—	—	—	—
Granted	—	—	—	—
Addition due to acquisition of AIX	11,300,000	0.0500	3.59	3,192
Exercised	-	—	—	—
Forfeited	(1,861,820)	—	—	—
Outstanding as of June 30, 2024	9,438,180	0.0500	3.09	467

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(24)	Share-based Compensation (continued)

(c)	2023 Million Dollar Round Table Options (“2023 MDRT Options”) (continued)

For the year ended June 30, 2024, share-based compensation expense of RMB2,734 was recognized in connection with the 2023 MDRT Options. As of June 30, 2024, unrecognized share-based compensation expense related to unvested 2023 MDRT Options totaled RMB3,467, which is expected to be recognized over a weighted-average period of 0.75 years on a straight-line basis. The Group estimates that approximately 31% of the independent high-performing agents will not probably meet the vesting conditions for the year ended June 30, 2024.

(d)	2024 Share Options (“2024 Options”)

On February 20, 2024, the Company granted share options (“2024 Options”), to certain directors, executive officers, employees and top agents of the Group to purchase up to 9,017,413 ordinary shares of the Company as a supplement of salary and benefit packages. Pursuant to the share incentive program entered into between the Company and the option grantees, the options vest over a one-year service period starting from March 31, 2025, subject to the achievement of certain key performance indicators by the option grantees and their continuous service with the Group. The 2024 Options expire no later than March 31, 2028, subject to earlier termination upon an optionee’s cessation of service or achievement of the performance conditions. The 2024 Options had an exercise price of US$0.0007 (RMB0.0048) and an intrinsic value of US$4.5193 (RMB32.8429) per ordinary share on the date of grant. The fair value of the 2024 Options was determined by using the binomial option pricing model.

The Group used the binomial option pricing model in determining the fair value of the options granted, which requires the input of highly subjective assumptions, including the expected life of the stock option, stock price volatility, dividend rate and risk-free interest rate. The assumptions used in determining the fair value of the 2024 Options on the grant date were as follows:

Assumptions	February 20, 2024
Expected dividend yield (Note i)		0.00%
Risk-free interest rates (Note ii)		4.31%
Expected volatility (Note iii)		70.10%
Expected life in years (Note iv)		4.11
Exercise multiple (Note v)		1
Fair value of options on grant date	US$	4.52

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(24)	Share-based Compensation (continued)

(d)	2024 Share Options (“2024 Options”) (continued)

(i)	Expected dividend yield:

The expected dividend yield was estimated by the Group based on its historical dividend policy.

(ii)	Risk-free interest rate:

Risk-free interest rate was estimated based on the US Government Bond yield and pro-rated according to the tenor of the options as of the valuation date.

(iii)	Expected volatility:

The volatility of the underlying ordinary shares was estimated based on the annualized standard deviation of the continuously compounded rate of return on the daily average adjusted share price of the Group as of the Valuation Date.

(iv)	Expected life:

The expected life was estimated based on the end of the vesting period and the contractual term of the award of the 2024 Options.

(v)	Exercise multiple:

The exercise multiple was estimated based on empirical studies.

A summary of share options outstanding as of June 30, 2024, and activity during the year then ended, is presented below:

	Number of options	Weighted average exercise price in USD	Weighted average remaining contractual life (In years)	Aggregate Intrinsic Value USD
Outstanding as of June 30, 2023	—	—	—	—
Granted	9,017,413	0.0007	4.11	40.753
Addition due to acquisition of AIX	—	—	—	—
Exercised	-	—	—	—
Forfeited	(7,537,960)	—	—	—
Outstanding as of June 30, 2024	1,479,453	0.0007	3.75	1,962

For the year ended June 30, 2024, share-based compensation expense of RMB15,606 was recognized in connection with the 2024 Options. As of June 30, 2024, unrecognized share-based compensation expense related to unvested 2024 Options totaled USD4,523, which is expected to be recognized over a weighted-average period of 0.75 years on a straight-line basis. The Group estimates that approximately 84% of the employees of the Group and top agents will not probably meet the performance target for the year ended June 30, 2024.

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(24)	Share-based Compensation (continued)

(e)	2024 AIX Share Option 1 (“2024 AIX Option 1”)

On April 16, 2024, AIX granted share options (“2024 AIX Option 1”) to certain MDRT agents to purchase up to 18,088,000 ordinary shares of AIX. Pursuant to the option agreements entered into between AIX and the option grantees, the options vest over a two-year service period starting from the date of grant, with 50% and the remaining 50% of the options being vested on March 31 of each of the years starting from 2025 to 2026, respectively, subject to the continuous service of the option grantees and the achievement of the performance conditions. The 2024 AIX Option 1 expire no later than August 1, 2027, subject to earlier termination upon an optionee’s cessation of service. The 2024 AIX Option 1 has an exercise price of US$0.1181 (RMB0.8582) and an intrinsic value of US$0.05 (RMB0.37) per ordinary share on the date of grant.

Assumptions	April 16, 2024
Expected dividend yield (Note i)	3.22%
Risk-free interest rates (Note ii)	4.81%
Expected volatility (Note iii)	59.78%
Expected life in years (Note iv)	3.29
Exercise multiple (Note v)	1
Fair value of options on grant date	US$0.0834~US$0.0839

(i)	Expected dividend yield:

The expected dividend yield was estimated by AIX based on its historical dividend policy.

(ii)	Risk-free interest rate:

Risk-free interest rate was estimated based on the US Government Bond yield and pro-rated according to the tenor of the options as of the valuation date.

(iii)	Expected volatility:

The volatility of the underlying ordinary shares was estimated based on the annualized standard deviation of the continuously compounded rate of return on the daily average adjusted share price of AIX as of the Valuation Date.

(iv)	Expected life:

The expected life was estimated based on the end of the vesting period and the contractual term of the award of the 2024 AIX Option 1.

(v)	Exercise multiple:

The exercise multiple was estimated based on empirical studies.

A summary of share options outstanding as of June 30, 2024, and activity during the year then ended, is presented below:

	Number of options	Weighted average exercise price in USD	Weighted average remaining contractual life (In years)	Aggregate Intrinsic Value USD
Outstanding as of June 30, 2023	—	—	—	—
Granted	18,088,000	0.1181	3.29	921
Addition due to acquisition of AIX	—	—	—	—
Exercised	—	—	—	—
Forfeited	5,607,280	—	—	—
Outstanding as of June 30, 2024	12,480,720	0.1181	3.09	—

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(24)	Share-based Compensation (continued)

(f)	2024 AIX Share Option 2 (“2024 AIX Option 2”)

On April 16, 2024, AIX granted share options (“2024 AIX Option 2”) to certain newly recruited agents to purchase up to 800,000 ordinary shares of AIX. Pursuant to the option agreements entered into between AIX and the option grantees, the options vest over a two-year service period starting from the date of grant, with 50% and the remaining 50% of the options being vested on March 31 of each of the years starting from 2025 to 2026, respectively, subject to the continuous service of the option grantees and the achievement of the performance conditions. The 2024 AIX Option 2 expire no later than August 1, 2027, subject to earlier termination upon an optionee’s cessation of service. The 2024 AIX Option 2 has an exercise price of US$0.05 (RMB0.3634) and an intrinsic value of US$0.12 (RMB0.86) per ordinary share on the date of grant.

Assumptions	April 16, 2024
Expected dividend yield (Note i)	3.22%
Risk-free interest rates (Note ii)	4.81%
Expected volatility (Note iii)	59.78%
Expected life in years (Note iv)	3.29
Exercise multiple (Note v)	1
Fair value of options on grant date	US$0.1182~US$0.1204

(i)	Expected dividend yield:

The expected dividend yield was estimated by AIX based on its historical dividend policy.

(ii)	Risk-free interest rate:

Risk-free interest rate was estimated based on the US Government Bond yield and pro-rated according to the tenor of the options as of the valuation date.

(iii)	Expected volatility:

The volatility of the underlying ordinary shares was estimated based on the annualized standard deviation of the continuously compounded rate of return on the daily average adjusted share price of AIX as of the Valuation Date.

(iv)	Expected life:

The expected life was estimated based on the end of the vesting period and the contractual term of the award of the 2024 AIX Option 2.

(v)	Exercise multiple:

The exercise multiple was estimated based on empirical studies.

A summary of share options outstanding as of June 30, 2024, and activity during the year then ended, is presented below:

	Number of options	Weighted average exercise price in USD	Weighted average remaining contractual life (In years)	Aggregate Intrinsic Value USD
Outstanding as of June 30, 2023	—	—	—	—
Granted	800,000	0.05	3.29	95
Addition due to acquisition of AIX	—	—	—	—
Exercised	—	—	—	—
Forfeited	320,000	—	—	—
Outstanding as of June 30, 2024	480,000	0.05	3.09	24

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(24)	Share-based Compensation (continued)

(g)	2024 AIX Share Option 3 (“2024 AIX Option 3”)

On June 25, 2024, AIX granted share options (“2024 AIX Option 3”) to certain sales team leaders to purchase up to 4,930,000 ordinary shares of AIX. Pursuant to the option agreements entered into between AIX and the option grantees, the options vest over a two-year service period starting from the date of grant, with 50% and the remaining 50% of the options being vested on March 31 of each of the years starting from 2025 to 2026, respectively, subject to the continuous service of the option grantees and the achievement of the performance conditions. The 2024 AIX Option 3 expire no later than August 1, 2027, subject to earlier termination upon an optionee’s cessation of service. The 2024 AIX Option 3 has an exercise price of US$0.05 (RMB0.3634) and an intrinsic value of US$0.07 (RMB0.48) per ordinary share on the date of grant.

Assumptions	June 25, 2024
Expected dividend yield (Note i)	3.22%
Risk-free interest rates (Note ii)	4.44%
Expected volatility (Note iii)	60.61%
Expected life in years (Note iv)	3.1
Exercise multiple (Note v)	1
Fair value of options on grant date	US$0.0711~US$0.0719

(i)	Expected dividend yield:

The expected dividend yield was estimated by AIX based on its historical dividend policy.

(ii)	Risk-free interest rate:

Risk-free interest rate was estimated based on the US Government Bond yield and pro-rated according to the tenor of the options as of the valuation date.

(iii)	Expected volatility:

The volatility of the underlying ordinary shares was estimated based on the annualized standard deviation of the continuously compounded rate of return on the daily average adjusted share price of AIX as of the Valuation Date.

(iv)	Expected life:

The expected life was estimated based on the end of the vesting period and the contractual term of the award of the 2024 AIX Option 3.

(v)	Exercise multiple:

The exercise multiple was estimated based on empirical studies.

A summary of share options outstanding as of June 30, 2024, and activity during the year then ended, is presented below:

	Number of options	Weighted average exercise price in USD	Weighted average remaining contractual life (In years)	Aggregate Intrinsic Value USD
Outstanding as of June 30, 2023	—	—	—	—
Granted	4,930,000	0.05	3.10	323
Addition due to acquisition of AIX	—	—	—	—
Exercised	—	—	—	—
Forfeited	1,972,000	—	—	—
Outstanding as of June 30, 2024	2,958,000	0.05	3.09	146

HIGHEST PERFORMANCES HOLDINGS INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(25)	Segment Reporting

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews the operating profit or loss for each reporting units when making decisions about allocating resources and assessing performance of the Group.

As of June 30, 2023, the Group managed its business as a single operating segment engaged in the provision of distribution and managing wealth management services in the PRC (the “wealth management segment”).

As of June 30, 2024, after the acquisition of AIX, the Group operated three segments: (1) the insurance agency segment, which mainly consists of providing agency services for distributing life and non-life insurance products on behalf of insurance companies, (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services, and (3) the wealth management segment.

The following table shows the Group’s operations by business segment for the years ended June 30, 2022, 2023 and 2024.

	Year ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net revenues
Insurance Agency	-	-	900,246	123,877
Claims Adjusting	-	-	222,114	30,564
Wealth Management	188,741	114,440	62,966	8,663
Total net revenues	188,741	114,440	1,185,326	163,104
Operating costs and expenses
Insurance Agency	-	-	(889,185)	(122,356)
Claims Adjusting	-	-	(219,417)	(30,193)
Wealth Management	(262,844)	(173,244)	(111,077)	(15,283)
Subtotal	(262,844)	(173,244)	(1,219,679)	(167,832)
Loss from operations before goodwill impairment
Insurance Agency	-	-	11,061	1,521
Claims Adjusting	-	-	2,697	371
Wealth Management	(74,103)	(58,804)	(48,111)	(6,620)
Subtotal	(74,103)	(58,804)	(34,353)	(4,728)
Impairment loss on goodwill	-	-	(426,410)	(58,676)
Loss from operations	(74,103)	(58,804)	(460,763)	(63,404)
Total other income (loss)	12,511	23,812	(37,242)	(5,124)
Loss before income taxes and share of loss of affiliates	(61,592)	(34,992)	(498,005)	(68,528)
Income tax benefit (expense)	925	(8,585)	(12,945)	(1,781)
Share of loss of affiliates	-	-	(1,121)	(154)
Net loss	(60,667)	(43,577)	(512,071)	(70,463)

	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
Segment assets
Insurance Agency	-	3,678,861	506,229
Claims Adjusting	-	359,374	49,452
Wealth Management	264,543	239,643	32,976
Total assets	264,543	4,277,878	588,657

Substantially all of the Group’s revenues for the three years ended June 30, 2022, 2023 and 2024 were generated from the PRC. Substantially all long-lived assets of the Group are located in the PRC. Accordingly, no geographical segments are presented.

(26)	Subsequent event

In accordance with AIX’s 2022 Share Inventive Plan, on July 2, 2024 the board of directors of AIX (the “Board of AIX”) authorized the issuance of share options to purchase up to 6,900,000 ADS to certain key employees. The share options are immediately exercisable until July 15, 2024, subject to certain conditions. AIX offered these key employees a loan at an interest rate of 3% per annum to facilitate the exercise of the share options. The share options granted were fully exercised through cash payment at an exercise price of US$1.92 per ADS before the expiration date. Through the loan agreements, AIX has the right to the ADSs held by the grantees as collateral to the loans issued to them until the loans are fully paid. The Group is in the process of assessing the accounting treatment.

HIGHEST PERFORMANCES HOLDINGS INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Balance Sheets

(In thousands, except for shares and per share data)

	As of June 30,
	2023	2024	2024
	RMB	RMB	US$

ASSETS:
Current assets:
Cash and cash equivalents	2,605	11,792	1,623
Amounts due from subsidiaries	809	1,210	167
Total current assets	3,414	13,002	1,790
Investments in subsidiaries	213,620	1,318,077	181,373
Total assets	217,034	1,331,079	183,163

LIABILITIES AND EQUITY:
LIABILITIES:
Current liabilities:
Accrued payroll	-	163	24
Total current liabilities	-	163	24
Total liabilities	-	163	24

Mezzanine equity	-	45,794	6,301
EQUITY:
Ordinary shares (Authorized shares:1,950,000,000 at US$0.001 each; issued 90,472,014 and 376,581,138 shares, of which 90,472,014 and 370,551,728 shares were outstanding as of June 30, 2023 and 2024, respectively)	600	2,617	360
Treasury stock	-	(29)	(4)
Additional paid-in capital	224,694	1,583,017	217,830
Retained earnings	(8,427)	(298,190)	(41,032)
Accumulated other comprehensive income	167	(2,293)	(316)
Total equity	217,034	1,285,122	176,838
Total liabilities, mezzanine equity and equity	217,034	1,331,079	183,163

HIGHEST PERFORMANCES HOLDINGS INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY - (continued)

Statements of Operations and Comprehensive Loss

(In thousands)

	Years ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

General and administrative expenses	(1,610)	(2,084)	(5,759)	(792)
Other income, net	227	286	681	93
Equity in loss of subsidiaries	(59,220)	(41,771)	(284,592)	(39,161)
Loss before income taxes	(60,603)	(43,569)	(289,670)	(39,860)
Income tax expense	(64)	(8)	-	-
Net loss	(60,667)	(43,577)	(289,670)	(39,860)
Other comprehensive income, net of tax: Foreign currency translation adjustments	417	560	(2,460)	(339)
Total Comprehensive loss	(60,250)	(43,017)	(292,130)	(40,199)

HIGHEST PERFORMANCES HOLDINGS INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY - (continued)

Statements of Cash Flows

(In thousands)

	Year Ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cash flow from operating activities:
Net loss	(60,667)	(43,577)	(289,670)	(39,860)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in earnings of subsidiaries and an affiliate	59,282	41,791	284,592	39,161
Compensation expenses associated with stock options	-	-	-	-
Other non-cash adjustments	-	-	6	1
Changes in operating assets and liabilities:	-	-	-	-
Other receivables	(78)	(731)	(401)	(55)
Other payables and accrued expense	8	(218)	163	23
Net cash used in operating activities	(1,455)	(2,735)	(5,310)	(730)
Cash flows from investing activities:
Capital contribution to a subsidiary	-	(6,952)	-	-
Net cash used in investing activities	-	(6,952)	-	-
Cash flows from financing activities:
Proceeds on exercise of stock options	-	-	44,968	6,188
Payment for purchase of non-controlling interests	-	-	(20,623)	(2,838)
Payment for repurchase of ordinary shares	-	-	(10,028)	(1,380)
Net cash generated from financing activities	-	-	14,317	1,970
Net (decrease) increase in cash and cash equivalents	(1,455)	(9,687)	9,007	1,240
Cash and cash equivalents and restricted cash at beginning of year	12,770	11,732	2,605	358
Effect of exchange rate changes on cash and cash equivalents	417	560	180	25
Cash and cash equivalents and restricted cash at the end of the year	11,732	2,605	11,792	1,623

HIGHEST PERFORMANCES HOLDINGS INC.

Note to Schedule I

(In thousands, except for shares)

Schedule I has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

As of June 30, 2024, RMB1,901,745 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended June 30, 2022, 2023 and 2024.

As of June 30, 2024, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Company except for those which have been separately disclosed in the consolidated financial statements, if any.

Basis of preparation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group as of June 30, 2023 and 2024 and the years ended 2022, 2023 and 2024.