Form 20-F
period 2025-06-30
Maase Inc.
filed 2025-10-29
CIK 1750264

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended June 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________

For the transition period from __________ to ___________

Commission file number 001-38813

MAASE Inc.

(Exact name of the Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

12F, Block B, Longhu Xicheng Tianjie

No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu

Sichuan Province, People’s Republic of China, 610036

Tel: +86-028-86762596

(Address of principal executive offices)

Yang Yuanfen, Chief Financial Officer

12F, Block B, Longhu Xicheng Tianjie

No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu

Sichuan Province, People’s Republic of China, 610036

Tel: +86-028-86762596

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Ticker Symbol(s)	Name of Each Exchange on Which Registered
Class A Ordinary Shares, par value $0.09 per share	MAAS	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

N/A

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report:

15,917,241 ordinary shares issued and outstanding, par value $0.09 per share, as of June 30, 2025, including 9,250,573 Class A ordinary shares and 6,666,668 Class B ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐	Large Accelerated filer	☐	Accelerated filer
☒	Non-accelerated filer	☐	Emerging growth company

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADS(s)” refers to the American depositary share(s); on April 14, 2025, we implemented an ADS ratio change from the previous ratio of two (2) ADSs to three (3) Class A ordinary shares to a ratio of one (1) ADS to ninety (90) Class A ordinary shares; and “ADRs” refer to the American depositary receipts that previously evidenced our ADSs; on June 23, 2025 we implemented a substitution listing whereby all ADSs were exchanged into our company’s Class A ordinary shares, and our ADR facility was terminated;

●	“assets under management” or “AUM” refers to the net asset value of funds we manage under our asset management services, for which we are entitled to management fees and performance-based carried interest;

●	“China” or “PRC” refers to the People’s Republic of China, including Hong Kong Special Administrative Region of the PRC and Macao Special Administrative Region of the PRC (“Hong Kong” and “Macao”, respectively), and only when this annual report refers to specific laws and regulations adopted by the PRC, reference to “China” or the “PRC” excludes Taiwan, Hong Kong and Macao). Unless the context otherwise indicates, the legal and operational risks associated with operating in China discussed in this annual report also apply to any operations we may now or in the future carry out in Hong Kong or Macao;

●	“provinces” of China refer to the 23 provinces, the four municipalities directly administered by the central government (Beijing, Shanghai, Tianjin and Chongqing), the five autonomous regions (Xinjiang, Tibet, Inner Mongolia, Ningxia and Guangxi), excluding, solely for the purpose of this annual report, Taiwan, Hong Kong and Macao;

●	“emerging middle class population” refers to individuals in China with investable assets of between RMB30,000 and RMB600,000;

●	“FoF(s)” refers to fund(s) of funds;

●	“MOFCOM” refers to the Ministry of Commerce of the PRC;

●	“affluent population” refers to individuals in China with investable assets of between RMB600,000 and RMB6 million;

●	“Ordinary Shares” refers to our Class A ordinary shares and Class B ordinary shares, as the context requires. For purposes of this annual report and unless the context otherwise requires:

●	References to “ordinary shares” for periods on or after June 23, 2025 refer to our Class A ordinary shares of a nominal or par value of US$0.09 per share, and our Class B ordinary shares of a nominal or par value of US$0.09 per share.

●	References to “ordinary shares” for the period from October 31, 2024 to June 23, 2025 refer to our Class A ordinary shares of a nominal or par value of US$0.001 per share, and our Class B ordinary shares of a nominal or par value of US$0.001 per share, with all such share numbers presented on a post-Reverse Share Split basis.

●	References to “ordinary shares” for periods prior to October 31, 2024 refer to our then-authorized ordinary shares of a nominal or par value of US$0.001 per share (which were re-designated as Class A ordinary shares on October 31, 2024), with all such share numbers presented on a post-Reverse Share Split basis.

●	References to “AIFU’s ordinary shares” for periods prior to October 31, 2024 refer to its then-authorized ordinary shares of a nominal or par value of US$0.001 per share (which were re-designated as Class A ordinary shares on October 31, 2024).

●	“our WFOEs” refer to Puyi Enterprises Management Consulting Co., Ltd., or Puyi Consulting (普益企业管理咨询有限公司), Fanhua Insurance Sales Service Group Company Limited or Fanhua Group Company (泛华保险销售服务集团有限公司) and Beijing Fanlian Investment Co., Ltd. or Fanlian Investment (北京泛联投资有限公司). Puyi Consulting and Fanlian Investment were disposed of in September 2025;

●	“Maase’s Former WFOE” refers to Puyi Consulting;

●	“AIFU’s WFOEs” refer to Fanhua Group Company and Fanlian Investment;

●	“QDII” refers to Qualified Domestic Institutional Investor;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SAFE” refers to the State Administration of Foreign Exchange of China;

●	“transaction value” refers to the aggregate value of the wealth management products we distribute through our wealth management business during a given period;

●	“HK$” and “HK dollars” refer to the legal currency of Hong Kong;

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States;

●	“we,” “us,” “our company,” “the Company,” “our” “MAAS” or “Maase” refers to Maase Inc., formerly known as Puyi Inc. and Highest Performances Holdings Inc., and its subsidiaries and, in the context of describing its operations and consolidated financial information, its variable interest entities which are its consolidated affiliated entities, if applicable. As described elsewhere in this annual report, we do not own the VIEs, and the results of the VIEs’ operations only accrue to us through contractual arrangements between the VIEs, the VIEs’ nominee shareholders, and certain of our subsidiaries. Accordingly, in appropriate contexts we will describe the VIEs’ activities separately from those of our directly and indirectly owned subsidiaries, and our use of the terms “we,” “us,” and “our” may not include the VIEs in those contexts;

●	“the consolidated VIEs” refer to Chengdu Puyi Bohui Information Technology Co., Ltd., or Puyi Bohui (成都普益博汇信息技术有限公司), Shenzhen Xinbao Investment Management Co., Ltd., or Xinbao Investment (深圳新保投资管理有限公司), Fanhua RONS (Beijing) Technologies Co., Ltd., or RONS Technologies (泛华榕数（北京）科技有限公司) and their respective subsidiaries, all of which were consolidated in the financial statements of Maase Inc. in the reporting periods of this annual report, the primary beneficiary through the contractual arrangements, in accordance with U.S. GAAP;

●	“Maase’s Former VIE” refer to Puyi Bohui;

●	“Maase’s Former VIEs” refer to Puyi Bohui and its subsidiaries, all of which have been disposed of in September 2025.

●	“AIFU’s Former VIEs” refer to Xinbao Investment, RONS Technologies and their respective subsidiaries, all of which have been transferred to BGM Group Ltd. (“BGM”) in a share exchange transaction with BGM on December 27, 2024; and

●	“customer” refers to policyholders or investors who have purchased products through us. The products are produced by our insurance company partners or fund managers that we define as customers under ASC 606

Our reporting currency is Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.1636 to US$1.00, the exchange rate on June 30, 2025 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

●	On October 31, 2024, we amended our memorandum and articles of association to (i) reclassify our authorized share capital consisting of 4,000,000,000 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, each with a par value of US$0.001, and (ii) re-designate all then existing authorized and issued ordinary shares as Class A ordinary shares.

●	On April 14, 2025, we adjusted the ADS ratio from 2 ADSs representing 3 Class A ordinary shares to 1 ADS representing 90 Class A ordinary shares.

●	On June 20, 2025, we terminated the American depositary receipt facility for our ADSs and ceased the listing of the ADSs on Nasdaq. Immediately following the termination of the ADS program, we implemented a 1-for-90 reverse stock split (the “Share Consolidation”), pursuant to which every ninety (90) issued and authorized Class A ordinary shares and Class B ordinary shares of a par value of US$0.001 each were consolidated into one (1) Class A ordinary shares or Class B ordinary share, respectively, with a par value of US$0.09 per share. On June 23, 2025, our Class A ordinary shares commenced trading on Nasdaq on a post-Share Consolidation basis in substitution for the ADSs, under the same symbol “MAAS.” All share and per share information presented in this annual report for all periods has been retrospectively adjusted to reflect the Share Consolidation, unless otherwise stated. For additional clarity, certain figures may also be presented on a pre-consolidation basis followed by their post-consolidation equivalent in parentheses.

●	On June 23, 2025, our authorized share capital was increased to $450,000,000 divided into 5,000,000,000 shares, consisting of 4,000,000,000 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, each with a par value of $0.09, effective upon the completion of the Share Consolidation.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

Our Corporate Structure and Historical Contractual Arrangements with the Consolidated VIEs and Their Respective Individual Shareholders

Maase is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and, historically, by the consolidated VIEs based in China through contractual arrangements. Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries are foreign-invested enterprises, or the subsidiaries of the foreign-invested enterprises. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of PRC companies engaging in wealth and asset management businesses when our group was established. Such prohibitions and restrictions were removed from the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Edition). Due to the aforementioned restrictions when our group was established, historically we operated a significant part of our wealth management business through contractual arrangements between Maase’s Former VIEs and Maase’s Former WFOE. Due to certain restrictions imposed by PRC laws and regulations on foreign ownership in certain internet-based businesses, AIFU, in which we held 27.98% equity interests and 50.47% voting power as of June 30, 2025, also historically operated its internet business through contractual arrangements between AIFU’s Former VIEs and AIFU’s WFOEs.

Historically, we relied on the contractual arrangements with the consolidated VIEs for our wealth management business operations and internet insurance distribution business operations. A series of contractual agreements, including an exclusive option agreement, an exclusive technical and consulting service agreement, an equity interest pledge agreement, a spousal consent letter and a power of attorney, were entered into by and among Puyi Consulting, Puyi Bohui and its nominee shareholder (“Maase’ Contractual Arrangements”). Similar contractual agreements were also entered into by and among Fanhua Group Company, Xinbao Investment, Xinbao Investment’s subsidiaries and its nominee shareholder, and by and among Fanlian Investment, RONS Technologies, RONS Technologies’ subsidiaries and its nominee shareholder (“AIFU’s Contractual Arrangements”). These contractual agreements enabled us to (i) have power to direct the activities that most significantly affect the economic performance of the consolidated VIEs; (ii) receive substantially all of the economic benefits from the consolidated VIEs; and (iii) have an exclusive option to purchase all the equity interests in the consolidated VIEs when and to the extent permitted by PRC laws. As a result, we were considered the primary beneficiary of the consolidated VIEs for accounting purposes. Accordingly, we have consolidated the financial results of the consolidated VIEs in our consolidated financial statements in accordance with U.S. GAAP.

In December 2024, as part of the share exchange transaction with BGM Group Ltd. (“BGM”), AIFU’s beneficial ownership in Xinbao Investment and RONS Technologies was transferred to BGM in exchange of shares of BGM (“Share Exchange”). AIFU’s Contractual Arrangements were subsequently terminated. In September 2025, we disposed of 100% of the equity interests in Puyi Group Limited (“Puyi Group”) as a result of which the financial results of Puyi Group and all its subsidiaries and consolidated affiliated entities, including Maase’s Former VIEs, are no longer consolidated into our financial statements.

Upon completion of the disposal, Maase’s Contractual Arrangements were also terminated. For further details on the transactions, please refer to “Item 4. Information on Our Group - A. History and Development of our Group - Major Transactions”.

As of the date of this annual report, our operations in China are conducted by our subsidiaries based in China and we do not have any VIE structure.

We face various legal and operational risks and uncertainties related to being based in and having the majority of our operations in China, including Hong Kong. The PRC government has significant authority to regulate, or exert influence on the ability of a company based in China, such as us, to conduct its business, accept foreign investments or list on the U.S. or other foreign exchanges. We face potential risks associated with regulatory approvals of offshore future offerings, oversight on cybersecurity and data privacy, and the expanding efforts in anti-monopoly enforcement. For example, recent regulatory actions undertaken by the PRC government, including the recent enactment of China’s new Data Security Law, the Measures for Cyber Security Review, Personal Information Protection Law, Interim Administrative Measures on Overseas Offering and Listing of Securities by Domestic Companies with six Guidelines on Application of Regulatory Rules and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business, accept foreign investments, or carry out future offering and listing of securities on the U.S. or other foreign exchanges. These risks could result in a material adverse change in our operations and the value of our shares, significantly limit or completely hinder our future offering of securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks related to doing business in China, see “—D. Risk Factors—Risks Related to Doing Business in China.”

The following diagram illustrates the corporate structure of us and significant subsidiaries, including the names, places of incorporation and the proportion of ownership interests in our subsidiaries as of the date of this annual report:

Maase Inc.
[Cayman Islands]
10.3%(1)
100%
AIFU Inc.
[Cayman Islands]
Carve Group Ltd.
[British Virgin Islands]
100%
100%
BWWS Limited
[Hong Kong]
CISG Holdings Ltd.
[BVI]
100%
100%
Yunshang Management Company Limited.
[Hong Kong]
Real Prospect Limited
[Hong Kong]
100%
100%
Minkfair Insurance Management Limited
[Hong Kong]
CNinsure Holdings Ltd.
[BVI]&[HK]
Offshore
Onshore
100%
100%
100%
100%
Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd.
[WOFE]
Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd.
[WOFE]
100%
Shenzhen Hillstar Management Consulting Co., Ltd.
[WFOE]
Shenzhen Guibao Intelligent Management Co., Ltd.
[WFOE]
10.8%
7.2%
82%
100%
Fanhua Insurance Sales Service Group Company Limited
Tibet Zhuli Investment Co., Ltd.
100%
100%
100%
100%
49%
Puyi Dake Information Technology Co., Ltd.
Glyken Bird Nest Technology (Shenzhen) Co., Ltd.
Zhongshen Resources Development (Liaoning) Co., Ltd.
Qingdao Youdian New Energy Technology Co., Ltd.
Qingdao Huiju Lai Xi Intelligent Technology Co., Ltd.
99%(2)
100%
100%
57.73%
100%
100%
90%
Fanhua Lianxing Insurance Sales Co., Ltd.
Inscom Information Technology (Shenzhen) Co., Ltd.
Hebei Xiong'an Fanhua Insurance Brokerage Co., Ltd.
Zhongrong Smart Finance Information Technology Co., Ltd.
Fanhua Puyi Family Office (Beijing) Co., Ltd.
Guangxi Free Trade Zone Yanwo Bio-technology Co., Ltd..
Yanwo Health Food Technology (Shenzhen) Co., Ltd..
Yanwa Brand Operation (Shenzhen) Co., Ltd.
100%
77%
100%
100%
51%
Hunan Fanhua Insurance Agency Co., Ltd
Shanghai Fanhua Guosheng Insurance Agency Co., Ltd.
Liaoning Fanhua Gena Insurance Agency Co. Ltd.
Jilin Zhongji Shi An Insurance Agency Co. Ltd.
Kafusi Insurance Brokerage Co., Ltd.
Puyi Family Office (Chengdu) Enterprise Management Consulting Co., Ltd.

(1) Representing 48.5% of the voting power in AIFU Inc.
(2) The remaining 1% is owned by Xinlian Information.

For a complete list of our subsidiaries as of the date of this annual report, see Exhibit 8.1 to this annual report.

Transfer of Funds and Other Assets between Us, Our Subsidiaries and the Consolidated VIEs

The typical structure of cash flows through our organization is as follows: (i) our PRC subsidiaries receive funds from Maase through either capital contributions or loans; (ii) our PRC subsidiaries make loans to the consolidated VIEs; (iii) the consolidated VIEs receive funds generated from sales of products and/or services to third-party customers as well as to Maase and its subsidiaries; and (iv) the consolidated VIEs pay service fees to our PRC subsidiaries pursuant to the exclusive technical and consulting services agreement, technology consulting and service agreements, and our PRC subsidiaries transfer funds to our non-PRC subsidiaries, and finally to Maase, all through distributions, dividends or repayment of shareholder loans. As of the date of this annual report, none of our subsidiaries and the consolidated VIEs has declared or paid any dividends or made any distributions to their respective holding companies, including Maase, nor does any of them have intention to do so, except that AIFU’s mainland China subsidiaries have previously declared and paid dividends to its Hong Kong subsidiaries and AIFU itself has previously paid dividends to its shareholders on a quarterly basis prior to the acquisition. As of the date of this annual report, Maase has not declared any dividend and does not have a plan to declare a dividend to its shareholders. No cash has been transferred to our investors. We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries and the consolidated VIEs. For details regarding the cash transfer between us, our subsidiaries and the consolidated VIEs, see “—Financial Information Related to the Consolidated VIEs” and “Item 4. Information on Our Group—B. Business Overview—Cash Flows among Us, Our Subsidiaries and the Consolidated VIEs.”

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

Financial Information Related to the Consolidated VIEs

The following tables present the summary consolidated balance sheets data as of June 30, 2024 and 2025 and the summary of the consolidated statement of operations and cash flows for the fiscal years ended June 30, 2023, 2024 and 2025 for the parent, the consolidated VIEs, the WFOEs and an aggregation of other subsidiaries, eliminating intercompany amounts and consolidated totals (in thousands of RMB). Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our and the consolidated VIEs’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

In these tables, “parent” refers to Maase, the Nasdaq listed company which is a Cayman exempted company. “VIEs” in fiscal year ended June 30, 2024 refer to Puyi Bohui, Xinbao Investment, RONS Technologies and their respective subsidiaries while “VIEs” in fiscal year ended June 30, 2025 refer to Puyi Bohui and its subsidiaries only. “WFOEs” refer to Puyi Consulting, Fanhua Group Company and Fanlian Investment. For a complete list of our subsidiaries as of the date of this annual report, see Exhibit 8.1 to this annual report.

	As of June 30, 2025
	Parent	Consolidated VIEs	WFOEs	Other Subsidiaries	Eliminating adjustments	Consolidated total
Assets
Cash and cash equivalents	243	1,740	1,335	78,786	-	82,104
Restricted cash	-	3,864	-	19,347	-	23,211
Short term investments	4,255	-	-	543,846	-	548,101
Accounts receivable, net	-	10,722	20	82,024	-	92,766
Contract assets, net	-	-	-	821,742	-	821,742
Other receivables and loan receivables, net	29,436	37,054	38,352	1,133,987	-	1,238,829
Amounts due from internal companies	928	57,130	34,091	36,367	(128,516)	-
Investments in subsidiaries and the VIEs	664,105	-	-	-	(664,105)	-
Investments in affiliates	-	-	-	-	-	-
Right-of-use assets	-	3,642	247	58,069	-	61,958
Deferred tax assets	-	-	-	9,407	-	9,407
Property, plant, and equipment, net	-	87	11	70,432	-	70,530
Other non-current assets	-	948	-	391,616	-	392,564
Intangible assets, net	-	846	-	-	-	846
Other current assets	430	3,566	100	19,823	-	23,919
Total assets	699,397	119,599	74,156	3,265,446	(792,621)	3,365,977
Liabilities
Short-term loan	-	-	-	82,050	-	82,050
Accounts payable	-	1,768	48	114,966	(117)	116,665
Accrued commissions	-	-	-	439,404	-	439,404
Other payables and accrued expenses	4,956	1,200	442	148,955	-	155,553
Amounts due to internal companies	10,415	26,182	42,130	49,780	(128,507)	-
Income taxes payable	-	-	-	77,305	-	77,305
Deferred tax liabilities	-	-	-	204,310	-	204,310
Operating lease liabilities	-	3,770	134	55,291	-	59,195
Accrued payroll	-	1,938	354	10,901	-	13,193
Other liabilities	-	4,300	160	25,734	-	30,194
Total liabilities	15,371	39,158	43,268	1,208,696	(128,624)	1,177,869
Mezzanine equity	47,935	-	-	-	-	47,935
Total net assets	636,091	80,441	30,888	2,056,750	(663,997)	2,140,173

	As of June 30, 2024
	Parent	Consolidated VIEs	WFOEs	Other Subsidiaries	Eliminating adjustments	Consolidated total
Assets
Cash and cash equivalents	11,792	41,817	58,336	108,341	-	220,286
Restricted cash	-	18,213	-	54,963	-	73,176
Short term investments	-	3,312	28,734	541,857	-	573,903
Accounts receivable, net	-	32,628	855	154,689	-	188,172
Contract assets, net	-	9,040	-	1,041,061	-	1,050,101
Other receivables and loan receivables, net	-	2,134	775,036	20,257	-	797,427
Amounts due from internal companies	1,210	193,180	799,110	3,726,913	(4,720,413)	-
Investments in subsidiaries and the VIEs	1,318,077	-	1,653,071	3,113,741	(6,084,889)	-
Investments in affiliates	-	-	-	8,517	-	8,517
Right-of-use assets	-	8,396	16,119	80,686	-	105,201
Deferred tax assets	-	1,000	-	29,250	-	30,250
Property, plant, and equipment, net	-	1,897	600	77,084	-	79,581
Other non-current assets	-	32,395	123,376	63,061	-	218,832
Intangible assets, net	-	11,843	-	405,724	-	417,567
Other assets	-	68,670	1,067	85,754	-	155,491
Assets of discontinued operations	-	-	-	359,374	-	359,374
Total assets	1,331,079	424,525	3,456,304	9,871,272	(10,805,302)	4,277,878
Liabilities
Short-term loan	-	-	-	98,375	-	98,375
Accounts payable	-	5,053	202	189,103	-	194,358
Accrued commissions	-	2,303	-	554,247	-	556,550
Other payables and accrued expenses	-	4,175	1,815	164,321	-	170,311
Amounts due to internal companies	-	138,635	2,244,750	2,396,305	(4,779,690)	-
Income taxes payable	-	7,132	852	80,956	-	88,940
Deferred tax liabilities	-	4,317	12	231,190	-	235,519
Operating lease liability	-	8,273	17,756	75,098	-	101,127
Accrued payroll	163	6,242	1,624	22,084	-	30,113
Other liabilities	-	44,353	33,082	7,886	-	85,321
Liabilities of discontinued operations	-	-	-	77,556	-	77,556
Total liabilities	163	220,483	2,300,093	3,897,121	(4,779,690)	1,638,170
Mezzanine equity	45,794	-	-	-	-	45,794
Total net assets	1,285,122	204,042	1,156,211	5,974,151	(6,025,612)	2,593,914

	For the year ended June 30, 2025
	Parent	Consolidated VIEs	WFOEs	Other subsidiaries	Eliminating adjustments (1)	Consolidated total
Total net revenues	-	146,160	168	707,748	(72,860)	781,216
Third-party revenues	-	116,343	(81)	664,954	-	781,216
Intra-Group revenues	-	29,817	249	42,794	(72,860)	-
Total operating costs and expenses	(7,292)	(167,203)	(21,997)	(907,627)	72,860	(1,031,259)
Third-party operating costs and expenses	(7,292)	(124,660)	(21,997)	(877,310)	-	(1,031,259)
Intra-Group operating costs and expenses	-	(42,543)	-	(30,317)	72,860	-
Impairment loss	-	-	-	(441,298)	-	(441,298)
Loss from operations	(7,292)	(21,043)	(21,829)	(641,177)	-	(691,341)
Interest income, net	149	1,533	12,638	13,977	-	28,297
Investment income related to the realized gain on available-for-sale investments	-	438	21,914	5,150	-	27,502
Derecognition of a contingent consideration	-	-	-	(22,267)	-	(22,267)
Net income (loss) from fair value change	-	152	-	(431)	-	(279)
Others, net	(14,747)	5,026	(131,484)	(450,471)	-	(591,676)
Gain (loss) on disposal of subsidiaries	-	-	619	896,779	-	897,398
Share of (loss) income from subsidiaries and the VIEs	(174,073)	-	(83,515)	479,282	(221,694)	-
Share of loss of affiliates	-	-	-	(3,834)	-	(3,834)
Income tax benefit (expense)	-	9,556	100	9,986	-	19,642
Net (loss) income from continuing operations	(195,963)	(4,338)	(201,557)	286,994	(221,694)	(336,558)
Net loss from discontinued operations, net of tax	-	-	-	(122,344)	-	(122,344)
Net (loss) income	(195,963)	(4,338)	(201,557)	164,650	(221,694)	(458,902)

	For the year ended June 30, 2024
	Parent	Consolidated VIEs	WFOEs	Other subsidiaries	Eliminating adjustments (1)	Consolidated total
Total net revenues	-	144,024	16,562	892,023	(89,397)	963,212
Third-party revenues	-	118,737	5,589	838,886	-	963,212
Intra-Group revenues	-	25,287	10,973	53,137	(89,397)	-
Total operating costs and expenses	(5,759)	(170,787)	(30,691)	(840,899)	47,873	(1,000,263)
Third-party operating costs and expenses	(5,759)	(110,968)	(26,930)	(856,606)	-	(1,000,263)
Intra-Group operating costs and expenses	-	(59,819)	(3,761)	15,707	47,873	-
Impairment loss	-	-	-	(426,410)	-	(426,410)
Loss from operations	(5,759)	(26,763)	(14,129)	(375,286)	(41,524)	(463,461)
Interest income, net	518	2,969	12,232	532	-	16,251
Investment income related to the realized gain on available-for-sale investments	-	2,226	4,613	15,177	-	22,016
Net loss from fair value change	-	-	-	(73,761)	-	(73,761)
Others, net	163	297	(6,162)	3,553	-	(2,149)
Share of (loss) income from subsidiaries and the VIEs	(284,592)	-	95,842	-	188,750	-
Share of loss of affiliates	-	-	-	(1,218)	-	(1,218)
Income tax benefit (expense)	-	(15,767)	4	2,237	-	(13,526)
Net (loss) income from continuing operations	(289,670)	(37,038)	92,400	(428,766)	147,226	(515,848)
Net income from discontinued operations, net of tax	-	-	-	3,777	-	3,777
Net (loss) income	(289,670)	(37,038)	92,400	(424,989)	147,226	(512,071)

	For the year ended June 30, 2023
	Parent	Consolidated VIEs	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated total
Total net revenues	-	87,728	40,582	705	(14,575)	114,440
Third-party revenues	-	87,728	26,007	705	-	114,440
Intra-Group revenues	-	-	14,575	-	(14,575)	-
Total operating costs and expenses	(2,084)	(126,620)	(58,819)	(1,233)	15,512	(173,244)
Third-party operating costs and expenses	(2,084)	(111,108)	(58,819)	(1,233)	-	(173,244)
Intra-Group operating costs and expenses	-	(15,512)	-	-	15,512	-
(Loss) income from operations	(2,084)	(38,892)	(18,237)	(528)	937	(58,804)
Interest income, net	129	5,037	3,415	10	-	8,591
Investment income related to the realized gain on available-for-sale investments	-	13,561	-	-	-	13,561
Others, net	157	560	1,880	-	(937)	1,660
Income tax expenses	(8)	(3,307)	(5,270)	-	-	(8,585)
Share of income of affiliates	(41,771)				41,771	-
Net (loss) income	(43,577)	(23,041)	(18,212)	(518)	41,771	(43,577)

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

	For the year ended June 30, 2025
	Parent	Consolidated VIEs	WFOEs	Other Subsidiaries	Eliminating adjustments	Consolidated total
Net Cash flows (used in) generated from operating activities:	(5,760)	(4,413)	4,830	87,220	(10,410)	71,467
Loans to group companies	-	(36,931)	(151,997)	(217,503)	406,431	-
Repayments from Group Companies	-	54,952	106,167	152,669	(313,788)	-
Investment in entities within the Group	(4,489)	(1,389)	-	5,878	-	-
Other investing activities	(4,258)	(58,865)	(48,301)	(215,675)	-	(327,099)
Net cash generated from (used in) investing activities:	(8,747)	(42,233)	(94,131)	(274,631)	92,643	(327,099)
Loans to group companies	-	162,955	217,776	25,700	(406,431)	-
Repayments from Group Companies	-	(130,580)	(171,048)	(12,160)	313,788	-
Proceeds from group capital contribution	-	-	-	-	-	-
Other financing activities	3,001	-	-	(17,190)	-	(14,189)
Net cash generated from (used in) financing activities:	3,001	32,375	46,728	(3,650)	(92,643)	(14,189)

	For the year ended June 30, 2024
	Parent	Consolidated VIEs	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated total

Net Cash flows (used in) generated from operating activities:	(5,310)	(69,861)	80,480	52,425	-	57,734
Loans to group companies	-	(99,980)	(1,108,064)	(455,348)	1,663,392	-
Repayments from Group Companies	-	95,150	1,069,803	974,626	(2,139,579)	-
Investment in entities within the Group		20,491	-	(20,491)	-	-
Other investing activities		28,752	(716,210)	921,618	-	234,160
Net cash generated from (used in) investing activities:	-	44,413	(754,471)	1,420,405	(476,187)	234,160
Loans to group companies	-	58,090	519,549	1,085,753	(1,663,392)	-
Repayments from Group Companies	-	(78,227)	(1,060,271)	(1,001,081)	2,139,579	-
Other financing activities	14,317	-	-	(101,158)	-	(86,841)
Net cash generated from (used in) financing activities:	14,317	(20,137)	(540,722)	(16,486)	476,187	(86,841)

	For the year ended June 30, 2023
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other Subsidiaries	Eliminating Adjustments	Consolidated Total

Net Cash flows (used in) generated from operating activities:	(2,735)	(54,828)	32,076	124	-	(25,363)
Net cash (used in) provided by transactions with external parties	-	(99,386)	(19,927)	-	119,313	-
Net cash (used in) provided by transactions with internal companies	-	67,346	16,755	-	(84,101)	-
Investment in entities within the Group	(6,952)	-	-	(6,952)	13,904	-
Other investing activities	-	23,947	(28,933)	-	-	(4,986)
Net Cash flows (used in) generated from investing activities:	(6,952)	(8,093)	(32,105)	(6,952)	49,116	(4,986)
Loans to group companies	-	19,927	99,386	-	(119,313)	-
Repayments from Group Companies	-	(16,755)	(67,346)	-	84,101	-
Proceeds from group capital contribution	-	-	6,952	6,952	(13,904)	-
Net Cash flows generated from (used in) financing activities:	-	3,172	38,992	6,952	(49,116)	-

Filing Procedures Required from the PRC Authorities for Offering Securities to Foreign Investors

Under applicable laws of mainland China, we and our mainland China subsidiaries may be required to complete certain filing procedures with the China Securities Regulatory Commission, or the CSRC, in connection with future offering and listing in an overseas market, including our shelf offerings, follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. If we fail to complete such filing procedures for any future offshore offering or listing, including our shelf offerings, follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities, we may face sanctions by the CSRC or other mainland China regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A ordinary shares. In addition, we are required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. As of this annual report, we have completed filing procedures for i) the share exchange transaction with certain shareholders of AIFU, ii) share issuance to New Dragon Group (Far East) Limited, iii) issuance of Class B ordinary shares to Moonlit Group Ltd. and Equality Group Ltd., iv) private placement and warrant offering to certain investors; v) the share exchange transaction with former shareholders of Carve Group Ltd. and vi) the share exchange transaction with former shareholders of Real Prospect Limited.

Implication of The Holding Foreign Companies Accountable Act (the “HFCA Act”)

 Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC shall prohibit our shares or Class A ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Trading in our securities on U.S. markets, including the Nasdaq Global Market, will be prohibited under the HFCA Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.

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

Our current auditor, Enrome LLP which replaced Deloitte Touche Tohmatsu Certified Public Accountants LLP on January 23, 2025, is headquartered in Singapore and subject to inspection by the PCAOB. Our current auditor was not among the PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong that were subject to 2021 Determinations. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCA Act unless a new determination is made by the PCAOB.

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in mainland China and Hong Kong that prevents the PCAOB from regularly evaluating our auditor’s audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities.

For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If the PCAOB determines in the future that it is unable to inspect and investigate completely our auditor, or the PCAOB expands the scope of its determination so that we are subject to the HFCA Act, we and our investors may be deprived with the benefits of such inspections, which could cause investors and potential investors in the Class A ordinary shares to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.”; and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our Shares may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our auditors. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Summary of Risk Factors

Below please find a summary of the principal risks we, our subsidiaries and the consolidated VIEs face. For a detailed description of the risk factors we, our subsidiaries and the VIEs face, see “—D. Risk Factors.”

Risks Related to Our Business and Industry

We are subject to risks and uncertainties related to our business and industry, including but not limited to the following:

●	We have significantly altered our strategic direction, which involves new risks and may not be successful.
●	If and when the contracts entered into between AIFU’s subsidiaries and insurance companies are suspended or changed, our business and operating results will be materially and adversely affected;

●	If we fail to maintain or renew existing licenses or to obtain additional licenses and permits necessary to conduct our operations in China pursuant to applicable laws and regulations from time to time governing our operations, we may be subject to limitations or uncertainties with respect to our business activities and render our operations non-compliant, and our business would be materially and adversely affected;

●	Material changes in the regulatory environment could change the competitive landscape of our industry or require us to change the way we do business. Our business and results of operations could be materially and negatively impacted if we are unable to adapt our services to regulatory changes in China;

●	The wealth management products that we distributed involve various risks and our failure to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects;

●	If we fail to recruit and retain productive agents, our business could suffer;

●	A decline in the investment performance of products distributed or managed by us could negatively impact our revenues and profitability;

●	Any material decrease in the commission or fee rates for our services may have an adverse effect on our revenues, cash flow and results of operations;

●	We depend on a small number of third-party product providers to derive a substantial portion of our net revenues and this dependence is likely to continue;

●	Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including errors or misconduct by employees, financial advisors, shareholders or third parties.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including but not limited to the following:

●

If the PRC government finds that the historical contractual arrangements that established the structure for operating our former businesses in China did not comply with PRC regulations, or if these regulations or the interpretation of existing regulations were to change in the future and be applied retroactively, we could be subject to severe penalties or be forced to relinquish the historical economic benefits we derived from those operations.

●	If we were deemed to be an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business and the price of our ordinary shares.

Risks Related to Doing Business in China

We face risks and uncertainties related to doing business in China in general, including but not limited to the following:

●	The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings, capital raising activities and acquisitions or other trading arrangements of domestic enterprises conducted by China-based issuers, we must file with the CSRC within three business days after the issuance, and also may be required to go through cybersecurity review under the new laws and the draft laws and regulations of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other regulatory procedures;

●	Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business;

●	Fluctuations in exchange rates may have a material adverse effect on your investment;

●	Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect our operations and the value of your investment;

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and filing requirements for overseas securities offering by offshore special purpose companies established by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us;

●	We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business;

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offshore cash we may have to make loans to our PRC subsidiaries and the consolidated VIE or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business;

●	Any failure to comply with PRC regulations regarding the registration requirements for share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions;

Risks Related to Our Ordinary Shares

We are subject to risks and uncertainties related to our ordinary shares, including but not limited to the following:

●	We may be unable to comply with the applicable continued listing requirements of Nasdaq;
●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our Class A ordinary shares;
●	If the PCAOB is unable to adequately inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our Class A ordinary shares. A trading prohibition may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections of our auditors deprives our investors of the benefits of such inspections, which could cause investors and potential investors in the Class A ordinary shares to lose confidence in the audit procedures and reported financial information and the quality of our financial statements;

●	Our results of operations and the value of our Class A ordinary shares may be affected by geopolitical events, trade tensions and other developments beyond our control, which may in turn adversely affect the economic and market conditions in China and globally;

●	The market price for our Class A ordinary shares may continue to be volatile;
●

Under our dual-class share structure with different voting rights, holders of Class B ordinary shares have complete control of the outcome of matters put to a vote of shareholders, which may limit ability of holders of our Class A ordinary shares to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial;

●	The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares;
●	We do not expect to pay dividends in the foreseeable future and you may have to rely on price appreciation of our Class A ordinary shares for any return on your investment;

●	Substantial future sales or perceived potential sales of our Class A ordinary shares in the public market could cause the price of our Class A ordinary shares to decline.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

Risks Related to Our Business and Industry

We have significantly altered our strategic direction, which involves new risks and may not be successful.

Our strategy has recently undergone a significant evolution. During the fiscal year ended June 30, 2025, we exited the online insurance distribution business and the claim adjusting business and terminated the open platform initiative through AIFU. Subsequent to the year-end, we disposed of our wealth management business and acquired a controlling stake in Carve Group, a holding company for businesses in the wild ginseng and bird’s nest biotechnology sectors and acquired a controlling stake in Real Prospect Limited, a holding company for businesses in the smart-technology sectors.

Our acquisition of Carve Group moves us into the herbal medicine resource and health product manufacturing industries, which are subject to entirely new risks, including commodity price fluctuations, climate and agricultural risks, complex supply chains, stringent food and drug regulations, and shifting consumer health trends, with which we may have limited experience.

Our acquisition of Real Prospect Limited moves us into the smart-technology industries, including mobile EV-charging robots, modular residential energy-storage systems and fully automated unmanned car-wash equipment. These new business lines are subject to risks distinct from those of our existing operations, such as commodity price volatility, evolving regulatory frameworks governing smart technologies, complex supply chains, and shifting consumer preferences toward electric vehicles and green energy solutions. We may have limited prior experience in managing these types of risks.

There is no assurance that we will successfully integrate these new businesses, manage them profitably, or realize the anticipated synergies with our existing operations. This strategic pivot may not drive growth as expected and could divert significant management attention and financial resources from our core insurance distribution business.

Future regulatory changes in any of our industries, especially the highly regulated insurance and new health products sectors, could force further strategic shifts or impose costly compliance burdens.

Our future success is largely dependent on our ability to manage this new, diversified structure effectively. The failure to execute this new strategy would have a material adverse effect on our business, financial condition, and results of operations.

If and when the contracts entered into between AIFU’s subsidiaries and insurance companies are suspended or changed, our business and operating results will be materially and adversely affected.

In December 2023, we acquired a majority interest in AIFU Inc., or AIFU, a leading technology-driven financial service provider in China, through a share exchange with certain of its shareholders. As a result of this acquisition, we consolidated AIFU’s financial results into our consolidated financial statements since December 31, 2023.

AIFU primarily acted as agents for insurance companies in distributing their products to retail customers. It also provided claims adjusting services principally to insurance companies until it divested its claims adjusting operations in January 2025. Its relationships with the insurance companies are governed by agreements between us and the insurance companies. AIFU’s subsidiaries have entered into strategic partnership agreements with most of the major insurance companies for the distribution of life, property and casualty insurance products and the provision of claims adjusting services at the corporate headquarters level. While this approach allows AIFU and us to obtain more favorable terms from insurance companies by combining the sales volumes and service fees of all of our subsidiaries and branches operating insurance agency and claims adjusting businesses, it also means that the termination of a major contract could have a material adverse effect on our business. Under the framework of the headquarters-to-headquarters agreements, AIFU’s subsidiaries and branches operating insurance agency and claims adjusting businesses generally also enter into contracts at a local level with the respective provincial, city and district branches of the insurance companies. Generally, each branch of these insurance companies has independent authority to enter into contracts with our relevant subsidiaries and branches, and the termination of a contract with one branch has no significant effect on our contracts with the other branches. See “Item 4. Information on the Company—B. Business Overview—Insurance Company Partners.” These contracts establish, among other things, the scope of our authority, the pricing of the insurance products we distribute and our fee rates. These contracts typically have a term of one year, and certain contracts can be terminated by the insurance companies with little advance notice. Moreover, before or upon expiration of a contract, the insurance company that is a party to that contract may agree to renew it only with changes in material terms, including the amount of commissions and fees we receive, which could reduce our revenues to be generated from that contract.

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

We conduct our insurance agency business primarily through AIFU and its subsidiaries in China. As of the date of this annual report, AIFU’s subsidiaries in China have obtained the requisite licenses and permits from the PRC government authorities that are material for operating insurance agency business in China, including, among others, the business license, insurance distribution licenses and insurance broker licenses. The business license is a permit issued by China’s SAMR that allows a company to conduct specific business within the government’s geographical jurisdiction. Insurance distribution licenses and insurance broker licenses are issued by the National Financial Regulatory Administration or NFRA or its predecessor, allowing enterprises to engage in insurance agency or, brokerage services, respectively.These licenses are the only permissions and approvals that our PRC subsidiaries are required to obtain to conduct insurance distribution business in China. However, there can be no assurance that we will be able to obtain, renew and/or convert all of the approvals, licenses, and permits required for our existing business operations upon their expiration in a timely manner or duly complete necessary registration or filings with the relevant governmental authorities for any of our new business.

China’s wealth management marketplace is a relatively new and evolving industry, and the laws and regulations governing our services are still developing. There are substantial uncertainties as to the legal system and the interpretation and implementation of the PRC laws and regulations applicable to the wealth management industry. The PRC government has adopted a unified regulatory framework governing the distribution and management of fund products. Under the Measures for the Supervision and Administration of Distributors of Publicly Raised Securities Investment Funds which was promulgated by the China Securities Regulatory Commission (the “CSRC”) on August 28, 2020 and effective on October 1, 2020 (the “Distributor Measures”), a license is required for the distribution of standardized products, including publicly raised fund products and privately raised securities investment fund products. See “Item 4. K Information on the Company — B. Business Overview — Regulations”. Prior to the disposal of our wealth management operations in September 2025, Fanhua Puyi Fund Distribution Co., Ltd., the main operating entity of such business, held a fund distribution license from the CSRC and we entered into a majority of fund distribution agreements with fund managers through this subsidiary.

In addition, fund managers managing privately raised funds are required to register with the Asset Management Association of China (the “AMAC”); unregistered individuals or institutions are not permitted to conduct securities investment activities under the names of “funds” or “fund management”. Historically, we collaborated with licensed fund managers and structured our fund management services as providing services to them in order to comply with PRC laws. Neither the fund management services under service agreements with fund managers, nor our service fees generated from such agreements were prohibited by the applicable laws and regulations. However, we cannot assure you that the relevant PRC government would have agreed with our interpretation of the relevant laws and regulations.

On October 25, 2019, certain local offices of CSRC issued Circular on Pilot Implementation of Investment Consulting Business of the Publicly Raised Securities Investment Funds (the “Circular”) with immediate effect and, on June 9, 2023, the CSRC promulgated Administrative Measures on Investment Consulting Business of Publicly Raised Securities Investment Fund (Draft for Comments, the “Draft”). The Circular and the Draft provide that portfolios of publicly raised funds are required to be distributed through institutions with qualified investment consulting licenses; institutions without qualified investment consulting licenses are not permitted to conduct distribution of portfolios of publicly raised funds under the name “portfolios.” Historically, we collaborated with licensed institutions to distribute portfolios of publicly raised funds and structured our selection of portfolios as providing services to them in order to comply with PRC laws. Neither collaboration with licensed institutions for distribution of portfolios of publicly raised funds nor our service fees generated from such arrangement were prohibited by the applicable laws and regulations. However, we cannot assure you that the relevant PRC government would have agreed to our interpretation of the relevant laws and regulations.

Although as of the date of this annual report the wealth management business segment has been fully disposed of, if the PRC government interprets the relevant rules differently and deems our historical role in such arrangement as those distributors requiring fund management license and qualified investment consulting license, we could be subject to investigations, fines, or other penalties related to our past operations. Any such imposition of penalties could have a material adverse effect on our financial condition and reputation.

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

The insurance industry in China is highly regulated, and the laws and regulations applicable to us and our insurance operating subsidiaries are rapidly evolving. These regulatory developments may result in additional restrictions on our activities, intensified competition, or disruptions to our product supply, any of which could adversely affect our business operations. Specifically, changes to insurance product pricing, sales practices, and commission structures have led to sales fluctuations, increased operational costs, and significant compliance challenges.

For example, insurance regulators have been progressively tightening pricing controls on life insurance products in response to declining interest rates. Since 2019, the cap on pricing interest rates for traditional life insurance products has been reduced from 4.025% to 2.0%. Each pricing rate adjustment typically causes significant business fluctuations, characterized by short-term sales spikes followed by sharp declines. Recently on August 2, 2024, the National Financial Regulatory Administration (the “NFRA”) issued the Notice on Enhancing the Pricing Mechanism for Life Insurance Products, which capped assumed interest rates at 2.5% for traditional life insurance, 2.0% for participating products, and 1.5% for universal insurance, significantly disrupting our product availability and sales. Subsequently, the NFRA required insurers to dynamically adjust pricing rates based on long-term market indicators such as the Loan Prime Rate, the five-year fixed deposit rate, and the ten-year government bond yield. On July 25, 2025, the Insurance Association of China revised the benchmark pricing interest rate from 2.34% to 1.99%, prompting insurers to further lower pricing rate caps to 2.0% for traditional life insurance products, 1.75% for participating products, and a guaranteed 1.0% for universal products. An additional adjustment mechanism will be triggered if market rates exceed the benchmark by 25 basis points for two consecutive quarters, potentially causing further disruptions to our product supply and sales performance.

We also face increased compliance requirements for sales practices. On September 20, 2023, the NFRA issued the Measures for the Supervision of Insurance Sales Behavior, effective March 1, 2024. This regulation imposes stringent requirements across pre-sale, mid-sale, and post-sale stages, including mandatory “double recording,” tiered classification and oversight of sales personnel, and restrictions on bundled insurance offerings with healthcare or elderly care services. These requirements have increased our compliance costs and reduced sales efficiency in certain regions. Stricter enforcement nationwide could further affect customer purchase behavior and our financial results.

Furthermore, regulatory limits have reduced our commission income. The Notice on Regulating Insurance Products Sold Through Bancassurance Channel issued on August 22, 2023, and the Notice on Pricing Mechanism issued on August 2, 2024, require that insurance companies’ actual sales expenses, including commissions, align with approved cost structures. This has led to lower commission rates across bancassurance and broker channels. Our business partners began reducing commission rates as early as March 2024, significantly negatively impacting our commission income and revenue.

Stricter qualification standards for insurance sales personnel present another challenge. In March 2024, the Insurance Association of China released a draft Sales Capabilities Qualification Standard, which proposes classifying insurance sales personnel into four levels based on expertise. Each level determines the types of products a salesperson is authorized to sell. This framework may require substantial investments in training and could restrict the ability of less experienced sales personnel to sell higher-margin products, potentially affecting our product strategy and profitability.

Additionally, reforms to the personal marketing system and deferred commission structures introduced by the NFRA’s Notice on Promoting the Reform of the Personal Marketing System for Life Insurance, issued on April 14, 2025, emphasize enhanced professionalization and long-term service capabilities among insurance sales personnel. The reforms require insurers to improve end-to-end management of their sales teams and establish systems supporting career development, tiered advancement, and performance-based deferred commission payments. For policies with premium payment periods of ten years or longer, commissions may not be fully disbursed within five years, increasing uncertainty around revenue recognition. The Notice also encourages commission allocation to favor front-line sales consultants and requires a simplified, flatter sales hierarchy. It highlights the implementation of “alignment of reported and actual expenses” in the tied-agent channel, which, while potentially relieving competitive pressure by narrowing commission differences between channels, remains dependent on strict implementation by insurers. The introduction of a clawback mechanism for commissions resulting from violations by sales personnel, along with higher standards for internal risk controls, training, and integrity management, may increase our compliance costs and income variability. As insurance brokerages are required to adhere to these rules in parallel, we are subject to increased compliance scrutiny and operational complexity.

The NFRA possesses broad discretion in administering, interpreting, and enforcing insurance regulations. Laws and regulations may change rapidly and be subject to inconsistent interpretation. Non-compliance could result in civil or criminal penalties, revocation of licenses, or forced business changes. Even in the absence of violations, increased regulatory scrutiny may elevate compliance costs and operational complexity. Although we have not experienced any material violations to date, we cannot guarantee continued compliance. Ongoing regulatory developments could materially and adversely affect our ability to operate, generate revenue, or maintain partnerships with insurance companies.

The wealth management products that we distributed involve various risks and our failure to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects.

Historically under our wealth management services, we distributed a broad variety of wealth management products. The products we distributed can be divided into publicly raised fund products and privately raised fund products. These products often have different structures and involve various risks, including default risks, interest risks, liquidity risks and other risks. Our success in distributing these products depended, in part, on our successful identification and full appreciation of risks associated with such products. Not only must we keep pace with third-party wealth management product providers and prudently select products, but we must also accurately describe the products to, and evaluate them for, our clients.

Although we sought to implement strict risk management policies and procedures, they may not have been fully effective in mitigating the risk exposure of our clients in all market environments or against all types of risks. Moreover, our clients could experience losses on raised capital as a result of poor investment performance by our distributed funds. If we failed to identify and fully appreciate any of the aforementioned risks associated with products we distributed to our clients, or failed to disclose such risks to our clients, and as a result our clients suffer financial loss or other damages resulting from their purchase of the wealth management products following our wealth management and product recommendations and services prior to the disposal of the segment, our reputation, client relationships, business and prospects will be materially and adversely affected.

If we are required to obtain ICP licenses for the operation of our apps related to our insurance distribution business, we may not be able to offer relevant information and transaction processing services and our business and operations may be negatively affected.

Our subsidiary AIFU operates several mobile apps including “FA App” (formerly known as “Lan Zhanggui”懒掌柜), which provides end-to-end insurance sales support services to insurance sales agents. For our wealth management business which has been discontinued as a result of the disposal in September 2025, we previously operated three mobile apps; one is “Puyi Fund” (普益基金), which enabled our clients to complete transactions online in relation to our fund products; the second is “i Financial Planner” (i理财师), which provided a one-stop online management tool and empowered financial advisors to provide better services; and the third is “Puyi business school” (普益商学院), which provided investor education. According to the Provisions on the Administration of Mobile Internet Application Information Services, or the App Provisions, issued by Cyberspace Administration of China on June 28, 2016 and as amended on August 1, 2022, any owner or operator providing information services through a mobile internet application, or an “app,” must obtain the relevant qualification(s) as required by laws and regulations. The App Provisions, however, do not specify what “relevant qualification(s)” an app owner or operator must obtain. In practice, operational activities of a company conducted through an app are subject to the supervision of the local counterparts of the Information Communications Administration, and often, the local counterparts differentiate the operational activities conducted through websites and through apps. In many cases, standalone apps through which a company provides information services without any web-based online services are not required to obtain ICP licenses. However, the interpretation and enforcement of such laws and regulations are subject to the substantial discretion of the local authorities. As of the date of this annual report, we do not hold ICP licenses for the apps we currently operate, and cannot rule out the possibility that the local counterparts of the Information Communications Administration would take the view that the current primary information services and transaction processing services provided by us through the apps would require an ICP license or that, without such license, we would be prohibited from rendering such services through the apps. If we were required to obtain an ICP license for these apps, our inability to obtain the license in a timely manner or at all may have a material adverse effect on our business and operations.

If we fail to recruit and retain productive sales agents, our business could suffer.

A substantial portion of AIFU’s sales of insurance products are conducted through its individual sales agents. Some of these sales agents are significantly more productive than others in generating sales. AIFU has been actively recruiting and will continue to recruit productive sales agents, particularly Million-Dollar-Round-Table members (“MDRT”) to join us. These highly productive sales agents have been instrumental to the development of our life insurance business. If AIFU is unable to attract and retain the core group of highly productive sales agents, our business could be materially and adversely affected. Competition for highly productive sales personnel from insurance companies and other insurance intermediaries may also force AIFU to increase the compensation of its sales agents, which would increase operating costs and reduce our profitability.

A decline in the investment performance of the wealth management products distributed or managed by us could have negatively impacted our revenues and profitability.

Before the disposal of our wealth management segment in September 2025, investment performance was a key competitive factor for the wealth management products that we distributed and managed. Strong investment performance helped us to retain and expand our client base and to generate new sales of products and services, and was therefore an important element to our goals of maximizing the value of products and services provided to our clients and our AUM. Any drop or perceived drop in investment performance as compared to our competitors could cause a decline in sales of our investment products and services, which may also reduce our aggregate AUM and management fees. Poor investment performance could also adversely affect our ability to expand the distribution of third-party wealth management products and our self-developed products.

In addition, the profitability of our asset management services depended on, among others, fees charged based on the AUM. Any impairment on the assets that we managed, whether caused by fluctuations or downturns in the underlying markets or otherwise, would reduce our revenues generated from asset management business, which in turn may materially and adversely affect our overall financial performance and results of operations.

As a result of the disposal of our wealth management segment in September 2025, this specific operational risk has been eliminated from our ongoing operations. However, this risk was applicable to the financial results of the segment for the fiscal year ended June 30, 2025.

Any material decrease in the commission and fee rates for our services may have an adverse effect on our revenues, cash flow and results of operations.

Our revenues and profitability are highly sensitive to changes in the commission and fee rates set by our insurance company partners and third-party product providers. For our insurance agency business, we derive revenues primarily from commissions and fees based on the premiums charged by insurance companies. Our commission and fee rates are set by insurance companies and are based on the premiums that the insurance companies charge or the amount recovered by insurance companies. Commission and fee rates and premiums can change based on the prevailing economic, regulatory, taxation-related and competitive factors that affect insurance companies. These factors, which are not within our control, include the ability of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, the availability of alternative insurance products such as government benefits and self-insurance plans, the tax deductibility of commissions and fees and the consumers themselves as well as regulatory requirements. For example, the regulatory guidance on the commission cap has been extended from the bancassurance channel to the independent agency and broker channel beginning in March 2024. In addition, the pricing rates for certain insurance products, such as the traditional life insurance products have been adjusted downwards by the NFRA from 4.025% to 2.0% in the past five years.

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

Similarly, in our wealth management services prior to the disposal, we derived a majority of our revenues from distribution commissions and performance-based fees from wealth management services, and management fees and carried interest from the funds that we manage. The relative fee rates were negotiated between us and third-party product providers or the investors and varied from product to product. Fee rates may have been subject to change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect product providers or investors. These factors, which are not within our control, include the capacity of product providers to place new business and realize profits, client demand and preference for wealth management products, the availability of comparable products from other product providers at a lower cost and the availability of alternative wealth management products for clients. In addition, the historical volume of wealth management products that we have distributed or managed may have had a significant impact on our bargaining power with third-party wealth management product providers in relation to the fee rates for future products.

Any decrease in these rates could have significantly affected our revenues and profitability. Additionally, unexpected decreases in revenues caused by lower premiums or commission and fee rates could have disrupted our budget for future acquisitions, capital expenditures, and other expenditures.

As a result of the disposal of our wealth management segment in September 2025, this specific operational risk has been eliminated from our ongoing operations. However, this risk was applicable to the financial results of the segment for the fiscal year ended June 30, 2025.

We depend on a small number of third-party product providers to derive a substantial portion of our net revenues and this dependence is likely to continue.

Our business is subject to significant concentration risks due to our reliance on a small number of third-party product providers. The insurance agency business derived a significant portion of its net revenues from distributing insurance products supplied by a few key insurance company partners. For example, for the fiscal year ended June 30, 2025, one of our top five insurance company partners, Sinatay, accounted for 10.1% of our total net revenues. This concentration means that our business and operations could be negatively impacted if we experience a partial or complete loss of any of these key partners. Additionally, any significant adverse change in our relationship with these partners could result in revenue loss, increased costs, and distribution delays, harming our business and customer relationships.

Similarly, our wealth management services depended heavily on a limited number of third-party product providers. For the fiscal years ended June 30, 2025, one major third-party product provider accounted for 14.4%  of our wealth management service revenues. The volume of products sourced and distributed from specific providers might vary from period to period since we were not the exclusive distributor for any particular provider. This high concentration could also have hindered our ability to negotiate favorable fee rates, potentially affecting our results of operations. As a result of the disposal of our wealth management segment in September 2025, this specific operational risk has been eliminated from our ongoing operations. However, this risk was applicable to the financial results of the segment for the fiscal year ended June 30, 2025.

Overall, our dependence on a limited number of key suppliers in both the insurance agency and wealth management segments increases our exposure to risks associated with the termination or adverse changes in our agreements with these suppliers. Such events could have a material adverse impact on our revenues, profitability, and overall business operations.

Our risk management policies and procedures may not be fully effective, which could lead to losses or misconduct.

We have devoted significant resources to developing our risk management policies and procedures and will continue to do so. Nonetheless, our ability to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Our methods are often based on historical models and information that may not always be accurate, complete, or predictive of future events, especially during periods of market volatility or due to unforeseen circumstances. This could cause us to incur losses or cause our risk management strategies to be ineffective.

Moreover, we are subject to the risks of error and misconduct by our employees, sales agents and third parties, including the improper use or disclosure of confidential information, misconduct in the marketing and distribution of insurance products, the concealment of unauthorized activities, and other failures to comply with laws and regulations or our internal policies. Although we have established an internal compliance system, these risks may be difficult to detect and deter. The failure of our policies and procedures to be fully effective could have a material adverse effect on our business, financial condition, and results of operations.

We may be at risk of securities class action litigation.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by some investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stocks of many U.S.-listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless. Some of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting or subject to internal and external investigations into the allegations. We had been targeted by short selling reports in the past and became subject to class action lawsuits which were subsequently dismissed or settled. Shortselling firms or others may in the future publish additional short seller reports with respect to our business, officers, directors and shareholders, and we may become subject to other unfavorable allegations, which might cause further fluctuations in the trading price of our Class A ordinary shares. Such volatility in our share price could subject us to increased risk of securities class action lawsuits or derivative actions.

Any future class action lawsuit against us, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Even if such allegations are ultimately proven to be groundless, the allegations or the process of dealing with them could severely impact our business operations and stockholder’s equity, and any investment in our Class A ordinary shares could be greatly reduced or even rendered worthless.

We may be subject, from time to time, to adverse actions taken by other parties, including lawsuits, arbitrations and other legal and regulatory proceedings, which may divert resources and the time and attention of our management and may otherwise adversely affect us.

From time to time, we may become subject to lawsuits, arbitrations and other legal and regulatory proceedings in the ordinary course of our business from time to time. Such matters, with or without merit, could be time-consuming, result in significant expenses and divert the attention and resources of our management and other key employees. An unfavorable outcome in any of these matters could also exceed coverage provided under applicable insurance policies, which is limited. Any such unfavorable outcome could have a material effect on our business, financial condition, results of operations and cash flows. Further, we could be required to pay damages or additional penalties or have other remedies imposed against us, or our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows.

We are engaged in a material arbitration initiated by GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, “Claimants”) before the International Centre for Dispute Resolution (“ICDR”). The Claimants seek damages in excess of US$124 million relating to a Securities Purchase Agreement dated April 16, 2024 (the “GEM Agreement”) between us and GEM Global Yield LLC SCS”), which contemplated a potential equity investment of up to US$1 billion. Subsequently, our Board of Directors determined that the GEM Agreement was void due to fraud and resolved to terminate all proposed transactions and cooperation contemplated thereunder. On July 29, 2025, we received notice of a Demand for Arbitration filed by Claimants with the ICDR concerning the GEM Agreement. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings” for more information.

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

Lawsuits, arbitrations and other legal and regulatory proceedings brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us, including harm to our reputation. Our contracts with our third-party wealth management product providers do not provide for indemnification of our costs, damages or expenses resulting from such lawsuits. As such, even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine or penalty could materially and adversely affect our operating results or cash flows for a particular future period, depending on our results for that period.

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

We may be adversely affected by negative publicity, even if such publicity is unfounded or unrelated to our actual operations. For example, in October 2024, certain media outlets reported on defaults of financial products issued by a third-party private equity firm. These reports, which associated AIFU’s name with these products, have generated negative publicity. Neither AIFU nor Maase ever issued, sold, or guaranteed any of these financial products. Nonetheless, this negative publicity has impacted market perception of our Company and brand.

In addition, any perception that the quality of our services may not be the same as or better than that of insurance companies, or other insurance brokers can also damage our reputation. Moreover, any negative media publicity about the financial service industry, the insurance industry or the new industries we expand into in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. The resulting reputational damage from any of the above may make it more difficult for us to attract and retain clients, recruit and retain high-performing sales agents, or maintain relationships with business partners. If we are unable to maintain a good reputation or further enhance our brand recognition, our business and revenues would be materially and adversely affected. Further negative media reports, regardless of their accuracy, could exacerbate these risks.

Competition in our industry is intense and, if we are unable to compete effectively with both existing and new market participants, we may lose customers, and our financial results may be negatively affected.

Competition in the industries we operate are intense, and our ability to compete effectively against both established and new market participants is crucial. In the insurance intermediary industry in China, competition is fierce and fragmented. We anticipate competition to persist and intensify, particularly with the entry of internet giants, online insurance intermediaries, and foreign-invested firms. We compete with insurance companies utilizing in-house sales teams, exclusive agents, telemarketing, and internet channels. Additionally, ancillary distributors such as commercial banks, postal offices, and automobile dealerships pose competition. For claims adjusting business, we previously primarily competed with other independent firms based on product offerings, customer service, and reputation.

The wealth management market in China is at an early stage of development and is currently highly fragmented and competitive. In distributing wealth management products, we previously faced direct competition primarily from (i) commercial banks and their wealth management subsidiaries, (ii) non-bank traditional financial institutions, such as securities firms, fund managers and insurance companies with internal sales capabilities, (iii) online-based service providers, and (iv) third-party professional wealth management services providers that are not associated with financial institutions. The market’s early stage of development further intensified competition, with potential risks in identifying and developing new product opportunities in a timely and cost-effective manner.

Further, our competitors may have greater financial and marketing resources than we do. For example, the commercial banks we competed with tend to enjoy significant competitive advantages due to their nationwide distribution network, established brand and credit, and much larger client base and settlement capabilities. Moreover, many of the wealth management product providers we previously worked with, such as fund managers or securities firms, are also engaged in, or may in the future engage in, the distribution of wealth management products and they may benefit from their vertical integration of manufacturing and distribution. Additionally, emerging fund management companies in the asset management sector presented additional competitive pressures.

Failure to effectively compete against these rivals may result in loss of market share, customer attrition, and adverse impacts on our financial results and overall business operations.

Our failure to respond in a timely and cost-effective manner to rapid product innovation in the financial industry may have an adverse effect on our business and operating results.

The financial industry was increasingly influenced by frequent new product and service introductions and evolving industry standards. The success of our discontinued wealth management segment depended on our ability to anticipate product innovations and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. There was no assurance that we would successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. In addition, product and service opportunities that our former competitors developed or introduced could have rendered our products and services noncompetitive. Any of the foregoing could have had a material adverse effect on our wealth management business and results of operations during the fiscal year ended June 30, 2025.

As a result of the disposal of our wealth management segment in September 2025, this specific operational risk has been eliminated from our ongoing operations. The historical financial results of the discontinued operation for the period it was operational were subject to this risk.

We may not be able to effectively implement our business strategies, in which case our business and results of operations may be materially and adversely affected.

Prior to its disposal in September 2025, our wealth management segment faced significant competitive challenges. The segment’s strategy was to build a strong platform to provide full life-cycle asset allocation services. Implementing this strategy required enhancing our team’s professional skills and efficiency and productivity, which involved substantial management efforts and expenditure. There was no assurance that the segment’s resources were adequate to execute this strategy effectively. The segment’s failure to successfully implement its business plan could have, and may have, adversely affected its results of operations during the fiscal year ended June 30, 2025.

Following the disposal of our wealth management segment and the acquisition of Carve Group and Real Prospect, our company’s strategy has shifted to focus on our remaining operations, including our insurance agency business, as well as the newly acquired health products business and smart-technology solutions business. Our future success will depend on our ability to develop and execute new business strategies effectively. These endeavors will involve risks and require substantial management attention and resources. We cannot assure you that our personnel, systems, procedures, and controls will be adequate to support our future operations as we execute our new strategic direction. The failure to implement our future business strategies effectively may materially and adversely affect our business and results of operations.

We may be unsuccessful in identifying suitable acquisition candidates, completing acquisitions, integrating acquired companies or the acquired companies may not perform to our expectations, which could adversely affect our growth.

Our growth strategy includes selective acquisition. We expect a substantial portion of our future growth to come from acquisitions of high-quality assets that are either complementary to our existing business or can accelerate our intelligence development and further broaden our service offerings. There is no assurance that we can successfully identify suitable acquisition candidates. Even if we identify suitable candidates, we may not be able to complete an acquisition on terms that are commercially acceptable to us. In addition, we compete with other entities to acquire high-quality entities. Many of our competitors may have substantially greater financial resources than we do and may be able to outbid us for these acquisition targets. If we are unable to complete acquisitions, our growth strategy may be impeded and our earnings or revenue growth may be negatively affected.

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

Our business is highly dependent on the ability of our information technology systems to process a large amount of information of insurance and wealth management products, clients and transactions in a timely manner. The proper functioning of our transaction system, OA system, finance system, investment advisor platform, operation database, client service and other data processing systems, together with the communication systems between our various branch offices and our headquarters in Guangzhou, is critical to our business and our ability to compete effectively. In particular, we rely on the online transaction and service platforms to conduct our operations. A key platform is our proprietary FA App, an all-in-one insurance sales and service platform developed for our sales agents. This application allows them to manage their book of insurance business digitally, covering all aspects of the business process from insurance product purchase and team management to agent recruitment, customer engagement, customer service and e-learning. Prior to its disposal in September 2025, our wealth management segment also relied heavily on the “Puyi Fund” (普益基金) platform. This platform provided clients with up-to-date wealth management product information and a full scope of online transaction processing services, enabling them to execute transactions and monitor their investment portfolios. The historical results of the wealth management segment for the fiscal year were dependent on this platform’s functionality and performance. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these information technology or communication systems, which could be caused by, among others, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability.

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

If we do not take adequate measures to prevent security breaches, maintain adequate internal controls or fail to implement new or improved controls, these data, including personal information, could be misappropriated or confidentiality could otherwise be breached. We could be subject to liability if we fail to prevent security breaches, improper access to, or inappropriate disclosure of, any client’s personal information, or if third-parties are able to illegally gain access to any client’s name, address, portfolio holdings, or other personal and confidential information. In addition, the rapid upgrade and development of information system technologies and the evolving business models may cause new and unexpected information system risks. Although we have developed systems and internal control processes that are designed to prevent or detect security breaches and protect our clients’ data, we cannot assure you that such measures will provide absolute security. In addition, when we source and distribute fund products from third-party fund product providers or fund managers, we may need to share with them certain personal information of our clients, such as names, addresses, phone numbers and transaction accounts. As required by the relevant PRC laws and regulations, we may also need to share such personal information of our clients with the custodians of the fund products we distribute. We have limited control or influence over the security policies or measures adopted by our business partners. The financial advisor team we recruit may also violate their confidentiality obligations and disclose or use information about our clients illegally. Any such failure could subject us to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. Such events would also cause our clients to lose their trust and confidence in us, which may result in a material adverse effect on our business, results of operations and financial condition.

As the PRC government continues to focus on the supervision of data security and protection of personal information, we could be subject to new laws and regulations relating to the collection, storage, processing or use of personal information that could affect how we collect, store, process and use data. For example, the People’s Republic of China Cyber Security Law requires that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in China shall be stored in the territory of China, and imposes enhanced regulation and additional security obligations on operators of critical information infrastructure. On January 1, 2025, the Cyberspace Administration of China (the “CAC”) promulgated the Administrative Regulations on Cyber Data Security, which shall apply to the processing of personal and organizational data out of the territory of China under certain circumstances. Data processors that transfer data collected and generated in the PRC outside of the territory of China are required to prepare a data security assessment report to the local cyberspace administration. A maximum of RMB10 million penalty would be imposed on data processors that violate the regulations. As advised by our PRC legal counsel, these regulations interpretations and implementations remain substantially uncertain. Many of these laws and regulations are subject to changes and uncertain interpretations, and could result in claims, penalties, changes to our business practices, increased costs of operations, damages to our reputation and brand, or declines in users’ growth or engagement, or otherwise harm our business. As of the date of this annual report, we have not been involved in any investigation on cybersecurity review by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanction in such respect.

In addition, the National Standards under the Information Security Technology-Personal Information Security Specification sets forth requirements for collection, storage, use, exchange and disclosure of data; the Personal Information Protection Law of the People’s Republic of China (promulgated on August 20, 2021 and effective on November 1, 2021) and the Measures for the Standard Contract for Cross-border Transfer of Personal Information and their respective auxiliary rules impose restrictions on entities and individuals that collect and process personal data and sensitive information. We expect that data security and personal information protection will receive increasing and constant attention and scrutiny from regulators and the public, which may increase our compliance costs and confront us with evolving challenges associated with data security and personal information protection. Any improper use of such personal data and information could harm our reputation and our business as well as result in claims and penalties, including fines, suspension of business, revocation of required licenses and criminal penalties.

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

Our future success depends heavily on the continued services of our current executive officers. We also rely on the skills, experience and efforts of other key employees, including management, marketing, support, research and development, technical and services personnel. Qualified employees are in high demand throughout insurance agency business, health products business and smart-technology solutions business in China, and our future success depends on our ability to attract, train, motivate and retain highly skilled employees and the ability of our executive officers and other members of senior management to work effectively as a team.

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

Our principal shareholder has substantial influence over our group and their interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, our principal shareholder Moonlit Group Ltd. beneficially owned approximately 56.7% of our aggregate voting power and as a result, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and it may not act in the best interests of other noncontrolling shareholders. This concentration of ownership may have an adverse impact on a change in control of our group, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our group and might reduce the price of our Class A ordinary shares. These actions may be taken even if they are opposed by certain of our other shareholders. In such events, our business, financial condition and results of operations may be materially and adversely affected.

Our revenues and operating results can fluctuate from period to period, which could cause the price of our Class A ordinary shares to fluctuate.

Our revenues and operating results have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this annual report:

●	the level of success we experience in each of the businesses segments we operate and the resulting change in business mix;

●	any significant changes to our business relationship with our important product providers;

●	changes in the commission and fee rates set by our insurance company partners and third-party product providers;

●	significant increases in commission rates paid to our sales agents and/or seed clients;

●	the quality and productivity of our sales agents and/or financial advisors;

●	seasonal variations caused by business mix, insurance companies’ business practices and consumer demand;

●	prior to its disposal, a decline or slowdown of the growth in the value of wealth management products, which reduced the value of products we distributed for wealth management product providers and the products provided by us and, in turn, our revenues and cash flows of our wealth management segment;

●	negative public perception and reputation of the insurance and wealth management services industry prior to the disposal of our wealth management segment;

and

●	changes in laws or regulatory policies that could impact our ability to provide products and services to our customers.

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters in lieu of the corporate governance listing standards applicable to U.S. domestic issuers, which home country practices may afford comparatively less protection to shareholders.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ Global Market corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ Global Market corporate governance requirements. For example, as a foreign private issuer, we are not required to: (i) hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end; (ii) have a majority of the board be independent; (iii) have a compensation committee or a nominating/corporate governance committee consisting entirely of independent directors; or (iv) have regularly scheduled executive sessions with only independent directors each year.

We intend to follow home country practice in lieu of the requirements under the NASDAQ Global Market rules with respect to certain corporate governance standards. Accordingly, our shareholders will not be provided with the benefits of certain corporate governance requirements of the NASDAQ Global Market rules.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of the Class A ordinary shares may be materially and adversely affected.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NASDAQ Global Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ended June 30, 2020, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing, as required by Section 404 of the Sarbanes-Oxley Act. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal controls over financial reporting for each fiscal year.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of June 30, 2025 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that our internal control over financial reporting was effective as of June 30, 2025. If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002, which could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A ordinary shares, may be materially and adversely affected. Moreover, if we are not able to conclude that we have effective internal control over financial reporting, investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our Class A ordinary shares. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

In 2024, we identified an uncorrected error related to recording funds we held temporarily for the investors as our asset which we did not have control over. In addition, we identified two other uncorrected classification errors of (i) commission expense that was reported previously under selling expense but should have been under cost of sales, and (ii) excess input value-added tax credit that was reported previously as a current liability but should have been reported as a current asset. These uncorrected misstatements were not prevented or detected as a result of operating effectiveness deficiencies of certain internal controls during prior periods. We assessed the materiality of each of these errors individually and in the aggregate with others to prior periods’ financial statements and concluded that the errors were immaterial to our previously issued financial statements. Consequently, a restatement of previously filed financial statements is not required. During the fiscal years ended June 30, 2024 and 2025, our management has designed and implemented corrective actions to remediate the control deficiencies primarily through enhancing the detailed description of the review steps as well as the inputs needed in the relevant controls. As of June 30, 2025, our management concluded that our internal controls over financial reporting were effective. However, if we fail to maintain effective internal controls over financial reporting in the future, our management may conclude that our internal controls over financial reporting are not effective and we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of the Class A ordinary shares could decline and we could be subject to sanctions or investigations by the NASDAQ Global Market, SEC or other regulatory authorities.

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

Risks Related to Our Corporate Structure

If the PRC government were to find that the historical contractual agreements that established the structure for operating our former businesses in China did not comply with PRC regulations, or if these regulations or the interpretation of existing regulations were to change and be applied retroactively, we could be subject to severe penalties or be forced to relinquish the historical economic benefits we derived from those operations.

Foreign ownership of certain parts of our businesses, including fund management services, was subject to certain restrictions under PRC laws and regulations. In addition, any foreign shareholder of a foreign-invested fund management company focusing on securities investment funds must be a financial institution approved by the national or regional financial regulatory authority where the foreign investor locates, and such national or regional financial regulatory authority must have signed a memorandum of understanding on bilateral regulatory cooperation with the CSRC or its approved institution. Meanwhile, any foreign shareholder of a foreign-invested fund management company must not be punished by any regulatory authority or judicial authority in the last three years. In addition, such foreign-invested fund management company must invest in domestic capital markets.

In December 2018, the CSRC announced that it entered into a memorandum of understanding on bilateral regulatory cooperation with the Cayman Islands Monetary Authority (“CIMA”), the principal regulator for the financial services industry of the Cayman Islands. However, as we were not a financial institution approved by the CIMA, we were not eligible to conduct our fund management business by directly establishing a foreign-invested fund management company.

To comply with then-effective PRC laws and regulations and utilize our ability in providing fund management services, we historically conducted our wealth management through Maase’s Former VIEs, Puyi Bohui, and its subsidiaries. Through our PRC subsidiaries, Puyi Consulting, we entered into a series of contractual arrangements with Puyi Bohui and its shareholders, which (i) enable us to direct the activities of Puyi Bohui, (ii) enable us to receive substantially all of the economic benefits of Puyi Bohui, and (iii) provide us with an exclusive option to purchase all or part of the equity interests and assets in Puyi Bohui when and to the extent permitted by PRC law. As a result of these now-terminated contractual arrangements, we were the primary beneficiary of Puyi Bohui and, as such, consolidated its and its subsidiaries’ financial results into our consolidated financial statements under U.S. GAAP for the relevant periods until September 2025. Puyi Bohui and its subsidiaries held the licenses, approvals and key assets essential for those operations.

 Similarly, due to restrictions on foreign ownership and investment in value-added telecommunication services., AIFU previously operated its online insurance distribution business through its former consolidated VIEs, namely Xinbao Investment, and RONS Technologies, and their subsidiaries, and relied on contractual arrangements to control their business operations. These former consolidated VIEs held the necessary licenses, including Value-added Telecommunication Business Operation Permits (“ICP licenses”). These contractual arrangements enabled AIFU to exercise effective control over, received all of the economic benefits of, and had an exclusive option to purchase all or part of the equity interests in the former consolidated VIEs when and to the extent permitted by PRC law. These historical contractual arrangements allowed AIFU to be the primary beneficiary of its former consolidated VIEs and to consolidate the former consolidated VIEs’ results of operations into its financial statements for the years ended December 31, 2023 and 2024 until December 2024.

In December 2024, as part of a share exchange transaction with BGM, the beneficial ownership of RONS Technologies and Xinbao Investment was transferred to BGM. The historical contractual arrangements for AIFU’s former VIEs were subsequently terminated. AIFU now operates its business solely through its subsidiaries in which it has direct equity interests.

In September 2025, we disposed of our wealth management segment, which included the sale of Puyi Consulting, Puyi Bohui, and its subsidiaries. The contractual arrangements with these entities were terminated in connection with this disposal.

In the opinion of our PRC legal counsel, ETR Law Firm, and AIFU’s legal counsel, Hai Run Law Firm (unless otherwise specified, Hai Run Law Firm solely represents AIFU as its legal counsel, and does not represent that the other members of Maase) based on their understanding of the relevant PRC laws and regulations, (i) the ownership structures relating to Maase’s and AIFU’s former consolidated VIEs and WFOEs did not violate applicable PRC laws and regulations; and (ii) the terminated contractual arrangements with the consolidated VIEs and their individual shareholders were legitimate, valid, binding and enforceable in accordance with their respective terms and applicable PRC laws.

However, our PRC legal counsel and AIFU’s PRC legal counsel have also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC legal counsel and AIFU’s PRC legal counsel. The VIE agreements have never been tested in a court of law in China. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide or if they would be applied retroactively. If we or the consolidated VIEs are found to be in violation of any PRC laws or regulations, and if the historical contractual arrangements that established the structure for operating our and the consolidated VIEs’ business in the PRC are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, we could be subject to severe penalties. The relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	imposing fines or confiscating the historical income derived from the consolidated VIEs;

●	taking actions that could retrospectively affect our ability to consolidate the results of the former VIEs into our historical financial statements; or

●	restricting or prohibiting our use of the proceeds from overseas offerings to finance our business and operations in China.

According to the historical contractual arrangements with the consolidated VIEs, we conducted a portion of our business activities through the consolidated VIEs in China. Investors in our ordinary shares or the Class A ordinary shares thus were not purchasing, and never directly held all equity interests in the consolidated VIEs in China but instead were purchasing equity interest in a Cayman Islands holding company. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that established the VIE structure for the consolidated VIEs’ operations in China, including potential future actions by the PRC government, Although the VIE structures have been terminated and the associated operational risks eliminated, the risk of retrospective regulatory action or penalties related to our historical operations remains. If the PRC government were to take any such retrospective actions, it could result in material penalties or require a potential restatement of our historical financial statements for the periods during which the VIE structures were in place, which could adversely affect our financial condition and results of operations. As of the date of this annual report, it is unclear what impact any potential future retrospective PRC government actions would have on us or the value of our securities.

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

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. The 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements, among other things. We intend to conduct our operations so that Maase will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact business with affiliates, could make it impractical for us to continue our business as currently conducted and would have a material adverse effect on our business, financial condition, results of operations and the price of our ordinary shares. In addition, we may be required to limit the amount of investments that we make as a principal or otherwise conduct our business in a manner that does not subject us to the registration and other requirements of the 1940 Act.

Risks Related to Doing Business in China

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings, capital raising activities and acquisitions or other trading arrangements of domestic enterprises conducted by China-based issuers. We must file with the CSRC within three business days after the issuance, and also may be required to go through cybersecurity review under the new laws and the draft laws and regulations of mainland China if authorities identifying us as a critical information infrastructure operator or requiring us to go through review by the CAC, which remains unclear. And, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other regulatory procedures.

On August 8, 2006, MOFCOM, joined by the CSRC, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the State Administration for Industry and Commerce, and SAFE, jointly promulgated regulations entitled the Provisions on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which took effect as of September 8, 2006, and as amended on June 22, 2009. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. The M&A Rules require an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China domestic companies and controlled by mainland China companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

The new rules for the filing-based administration of overseas securities offerings and listings by Chinese domestic companies released on February 17, 2023, or New Filing Rules, establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the New Filing Rules, (i) an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC; and (ii) the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering, issuance of convertible bonds, offshore relisting after go-private transactions and other equivalent offering activities. In addition, after a domestic company has offered and listed securities in an overseas market, it is required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. According to the New Filing Rules, the Company shall be deemed to be a domestic enterprise indirectly listed overseas. However, from March 31, 2023, enterprises that have been listed overseas shall constitute existing enterprises and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct future offshore offerings or capital raising activities or are involved in other circumstances that require filing with the CSRC.

On February 24, 2023, the CSRC, together with other relevant government authorities, issued the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Offering and Listing of Securities by Domestic Companies, or the Archives Rules, which became effective on March 31, 2023. According to the Archives Rules, domestic mainland China companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, the Archives Rules also provide that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. For more details of the New Filing Rules, please refer to “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Overseas Listing.”

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, are required for our offshore offerings or capital raising activities, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. In addition, there are uncertainties with regard to whether any report filed with the CSRC after the occurrence of certain material corporate events will be subject to any further action from the CSRC. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, capital raising activities or certain material corporate events, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings, capital raising activities or certain material corporate events. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings or capital raising activities before settlement and delivery and further actions of the shares offered or take any actions regarding our material corporate events. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement, delivery and further actions may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings or capital raising activities, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

We conduct our business primarily through our PRC subsidiaries in which we hold equity interests. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-owned enterprises. The PRC legal system is a civil law system based on written statutes. Unlike common law system, prior court decisions may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our businesses in China.

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

Significant revaluation of the Renminbi may have a material and adverse effect on our revenues, earnings and financial position as well as your investment. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or Class A ordinary shares, for payment of interest expenses, for strategic acquisitions or investments or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments we make in the future.

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

PRC government imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Under our current corporate structure, the primary source of our income at the holding company level is dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign-currency-denominated obligations. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency needs, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A ordinary shares. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi, and most of our cash is in RMB. Under our corporate structure, Maase, a Cayman Islands holding company, primarily relies on dividend payments from our directly-held PRC subsidiaries (which are treated as foreign-invested enterprises under PRC law), namely, Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd., and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., and Shenzhen Hillstar Management Consuldting and formerly Puyi Consulting prior to its disposal, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. As such, our directly-held PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries to transfer cash. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies from the PRC subsidiaries to the offshore subsidiaries, across borders, and to our shareholders, including holders of our Class A ordinary shares. These foreign exchange restrictions and limitations could prevent the cash maintained from leaving the PRC, and limit our ability to utilize our revenue effectively and affect our operations and the value of your investment.

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

On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Relating to Foreign Exchange Administration for Overseas Investments and Financing and Round-trip Investments by Domestic Residents through Special Purpose Vehicles, or the SAFE Circular 37, which came into effect as of July 4, 2014. According to the SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose, in connection with their direct or indirect contribution of domestic assets or interests to offshore companies, known as SPVs. The SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. The SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, the SAFE promulgated the Circular on Further Simplifying and Improving Foreign Exchange Administration Policies on Direct Investment, or the SAFE Circular 13, effective June 1, 2015. Under the SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

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

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, albeit the fact that all the VIEs have been disposed of in September 2025, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that our PRC subsidiaries used to have in place with the consolidated VlEs in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds may not be distributed to shareholders as cash dividends. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offshore cash we may have to make loans to our PRC subsidiaries or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries, which are treated as foreign invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE. We may also decide to finance our PRC subsidiaries by means of capital contributions, which must be approved by MOFCOM or its local counterpart. We can use our capital funds to make domestic equity investments when the following conditions are met: (i) we shall not violate the current special management measures for the access of foreign investment (the Negative List); and (ii) domestic investment projects are true and compliant with the PRC laws and regulations. To be compliant, our capital funds shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise permitted by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) payment for the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). In addition, any transfer of funds by Maase to our PRC subsidiaries, either as a shareholder loan or as an increase in the registered capital, is subject to a series of procedural requirements with SAFE or its local counterpart.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use any offshore cash we may have, including the proceeds we receive from any future offshore offering of equity or debts securities, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Pursuant to the Enterprise Income Tax Law (the “EIT Law”) and its Implementing Rules, as amended and effective on December 29, 2018 and January 20, 2025, respectively, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” and shall pay income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In 2009, the State Administration of Taxation, or the SAT, issued the SAT Circular 82, which further interprets the application of the EIT Law and its implementing rules to a PRC-controlled offshore enterprise. Pursuant to the SAT Circular 82, an enterprise incorporated in an offshore jurisdiction and controlled by a PRC enterprise or a PRC enterprise group will be classified as a PRC resident enterprise for tax purposes and will be subject to PRC enterprise income tax on its global income, only if (i) its senior management in charge of daily operations reside or perform their duties mainly in the PRC; (ii) its financial or personnel decisions are made or approved by bodies or persons in the PRC; (iii) its substantial assets and properties, accounting books, corporate stamps, board and shareholder minutes are kept in the PRC; and (iv) at least 50% of its directors with voting rights or senior management habitually reside in the PRC. Such PRC resident enterprise would have to pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders.

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

If the PRC tax authorities determine that we are a PRC resident enterprise for tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be subject to a 10% withholding tax from dividends we pay to our non-PRC shareholders, including the holders of our Class A ordinary shares. In addition, if such income is treated as sourced from within the PRC, non-resident shareholders including the holders of our Class A ordinary shares may be subject to PRC tax on gains realized on the sale or other disposition of Class A ordinary shares or ordinary shares, at a rate of 10% for non-PRC enterprises or a rate of 20% for non-PRC individuals, unless a reduced rate is available under an applicable tax treaty. It is unclear whether non- PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the Class A ordinary shares or ordinary shares.

We might be subject to penalties if our PRC subsidiaries fail to make adequate contributions to social security and housing provident fund pursuant to the relevant PRC laws and regulations.

Pursuant to the Social Insurance Law of the PRC promulgated in 2010 as amended in 2018 and the Regulations on Administration of Housing Provident Funds promulgated in 1999 as amended in 2019, an enterprise is mandatorily and unconditionally required, within a prescribed time limit, to register with the relevant social security authority and housing provident fund management center, and to open the relevant accounts and make timely contributions for their employees; failure to do so may subject the enterprise to an order for rectification, and certain fines if the enterprise fails to rectify in time. Should the relevant authorities determine that they have underpaid, such PRC entities may be required to pay outstanding contributions and penalties to the extent they did not make full contributions to the social security and housing provident funds.

On July 31, 2025, the Supreme People’s Court promulgated the Interpretation of the Supreme People’s Court on Issues Concerning the Application of Law in the Trial of Labor Dispute Cases (II) (“最高人民法院关于审理劳动争议案件适用法律问题的解释（二）”), effective on September 1, 2025, laying down express adjudicating principles for certain labor dispute issues. In particular: if an employer and an employee agree that social insurance premiums do not need to be paid, or if an employee promises the employer as much, the People’s court shall find such an agreement or promise invalid. As of the effective date, if an employer fails to pay social insurance premiums for an employee for whatever reason, it shall be found in breach of law.

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

In October 2017, the SAT promulgated an Announcement on Issues Relating to Withholding at Source of Income Tax Payable by Non-resident Enterprises, or the SAT Circular 37, effective December 2017, which, among others, repealed the Circular 698 and amended certain provisions in the SAT Circular 7. According to the SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. However, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax on time.

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

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law (the “Opinions on Securities Activities”), which announced the plans to take effective measures to enhance the administration over illegal securities activities and the supervision on the offering and listing of securities by PRC domestic companies in an overseas market, including to promote the construction of relevant regulatory systems.

On December 24, 2021, the CSRC promulgated the Administrative Provisions of the State Council on Overseas Offering and Listing of Securities by Domestic Enterprises (Draft for Comments), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises of Overseas Securities Issuance and Listing (Draft for Comments), which, if become effective, (i) require a PRC domestic company seeking securities offering and listing of securities in an overseas market, directly or indirectly, to file the required documents with the CSRC within three working days after such application for overseas offering and/or listing of securities is submitted, and (ii) stipulate certain circumstances under which overseas offering and/or listing of securities is prohibited as well as the measures to be taken by the CSRC against a PRC domestic company in any of such circumstances prior to the overseas offering and/or listing of securities, such as postponement or termination of the proposed overseas offering and listing of securities, and canceling the corresponding filing on the conditions that the proposed overseas offering and/or listing of securities or cancellation of the corresponding filing in the event that the application documents for the proposed overseas offering and/or listing of securities have already been filed.

The above regulations have been integrated into the latest Provisional Administrative Measures on Overseas Offering and Listing of Securities by Domestic Enterprises promulgated by CSRC on February 17, 2023, which took effect on March 31, 2023; thereafter, the CSRC promulgated seven Guidelines for Application of Regulatory Rules concerning overseas offering and listing of securities, with immediate effect (hereinafter collectively referred to as the “Administrative Measures and Supporting Guidelines on Overseas Offering and Listing of Securities”). The aforementioned Administrative Measures and Supporting Guidelines on Overseas Offering and Listing of Securities require a PRC domestic company seeking initial public offering and/or listing of securities on an overseas market, directly or indirectly, to file the required documents with the CSRC within three working days after such application for overseas offering and/or listing is submitted overseas. The Administrative Measures and Supporting Guidelines on Overseas Offering and Listing of Securities provide for five circumstances under which overseas offering and listing of securities are prohibited; any PRC domestic company falling under any of such circumstances prior to its overseas offering and/or listing of securities shall suspend or terminate its overseas offering and/or listing of securities and report to the CSRC and other competent authorities under the State Council in a timely manner, otherwise it may be subject to penalty imposed by the CSRC. As per the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, we have completed the overseas initial public offering of securities prior to the date on which the Administrative Measures and Supporting Guidelines on Overseas Offering and Listing of Securities took effect, hence fall within the ambit of existing enterprises. Existing enterprises are not required to make immediate filing thus far; however, they shall comply with the filing requirements with the CSRC in the event of subsequent re-financing or other activities requiring filing. Therefore, the above filing requirement could significantly limit or completely hinder our future offering of securities to investors.

On December 28, 2021, the Measures for Cyber Security Review (2021) was released, which stipulates, among others, that the procurement of network products and services by critical information infrastructure operators and the data processing activities conducted by network platform operators which affect or may affect national security shall be subject to cybersecurity review. On August 20, 2021, the Personal Information Protection Law (the “PIPL”) was promulgated, effective on November 1, 2021. The PIPL provides for the rights and obligations of personal information processors, with particular emphasis on requirements for cross-border information transfer. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any failure to protect our clients’ privacy and confidential information could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.”

As per the Provisional Administrative Measures on Overseas Offering and Listing of Securities by Domestic Enterprises, our future offering of securities overseas and the listing of our Class A ordinary shares resulting therefrom shall be filed with the CSRC. Furthermore, the PRC governmental authorities may have wide discretion on the interpretation and enforcement of the above regulations, and we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on any of our future proposed offering of securities overseas or the listing of our Class A ordinary shares. It is uncertain whether we can or how long it will take us to comply with such requirements. Any failure to comply with such requirements may subject us to regulatory actions or other sanctions from the CSRC or other PRC governmental authorities, which may have a material adverse effect on our business, financial conditions or results of operations.

There are difficulties in bringing actions and enforcing foreign judgments in China against us, our management or our assets.

We are incorporated in the Cayman Islands, but most of our and our subsidiaries’ operations are conducted in the PRC and most of our and our subsidiaries’ assets are located in the PRC. In addition, all of our directors and officers are nationals and/or residents of the PRC, and all or a substantial portion of their assets are located in the PRC. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights or have a claim against us, either under United States federal or state securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not allow you to enforce a judgment against our assets or the assets of our directors and officers.

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

According to the Administrative Measures for Personal Information Protection Compliance Audits, we may be obliged to carry out compliance audit (or have compliance audit carried out) on personal information protection every year.

According to the Administrative Measures for Personal Information Protection Compliance Audits (hereinafter referred to as the “Administrative Measures”), (i) a personal information processor that processes the personal information of more than 10 million individuals shall carry out a personal information protection compliance audit at least once every two years; (ii) a personal information processor that processes the personal information of 1 million individuals or more shall appoint a personal information protection officer to be responsible for the processor’s personal information protection compliance audits. Since inception, we have had over 20.3 million individual customers who have purchased insurance products and wealth management products through us. There is uncertainty on the timeline for the implementation of the Administrative Measures and the interpretation of the Administrative Measures lacks clarity. Once the Administrative Measures takes effect, we may be obliged to carry out a compliance audit (or have a compliance audit carried out) on personal information protection every two year, otherwise we may be investigated for criminal liability in accordance with the law.

Risks Related to our Ordinary Shares

We may be unable to comply with the applicable continued listing requirements of Nasdaq.

Our Class A ordinary shares are currently listed on Nasdaq. In order to maintain this listing, we must satisfy minimum financial and other continued listing requirements and standards, including a minimum closing bid price requirement of $1.00 per share. On November 21, 2024, we were notified by the Listing Qualifications Department of Nasdaq that the closing bid price per share for our ADSs previously representing our Class A ordinary shares was below US$1.00 for a period of 35 consecutive business days and that the Company was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). The Company had been provided with a compliance period of 180 calendar days to regain compliance with the Minimum Bid Price Requirement. In order to regain compliance with the minimum bid price requirement, we changed our ADS ratio from 2 ADS representing 3 Class A ordinary shares to 1 ADS representing 90 Class A ordinary shares, effective April 14, 2025. On April 29, 2025, Nasdaq provided confirmation to the Company that for the last 10 consecutive business days, from April 14, 2025 to April 28, 2025, the closing bid price of the Company’s ADSs has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5450(a)(1) and the matter is now closed.

There can be no assurance that we will be able to maintain compliance with the applicable listing standards in the future. For example, if we were to fail to meet the minimum bid price requirement for 30 consecutive business days, we could become subject to delisting. Although Nasdaq may provide us with a compliance period in which to regain compliance with the minimum bid price requirement, we cannot assure you that we would be able to regain compliance within the period provided by Nasdaq. In order to regain compliance with such requirement, the closing bid price of our Class A ordinary share would need to meet or exceed $1.00 per share for at least 10 consecutive business days during the compliance period. If we were not able to regain compliance within the allotted compliance period for this requirement or any other applicable listing standard, including any extensions that may be granted by Nasdaq, our Class A ordinary shares would be subject to delisting. In the event that our Class A ordinary shares are delisted from Nasdaq and are not eligible for quotation or listing of securities on another market or exchange, trading of our Class A ordinary shares could be conducted only in the over-the-counter market established for unlisted securities such as OTC Markets. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for our Class A ordinary shares, which could cause the price of our Class A ordinary shares to decline further.

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our Class A ordinary shares.

We conduct our business in China primarily through our PRC subsidiaries in which we hold equity interest and the consolidated VIEs of which we could direct the operational activities in China through contractual arrangements. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and it regulates and may intervene our operations, which could result in a material adverse change in our operations and/or the value of our Class A ordinary shares. Also, the PRC government has recently exerted more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. The Administrative Measures and Supporting Guidelines on Overseas Offering and Listing of Securities promulgated by the CSRC have provided expressly that a PRC domestic company applying for subsequent offering and listing of securities on the same overseas market or applying for offering and listing of securities on another overseas market after its IPO shall comply with the filing requirements with the CSRC within three working days after such application is submitted overseas. According to the Answers to Reporter Questions, we have completed our overseas IPO of Class A ordinary shares prior to the taking effect of the Administrative Measures and Supporting Guidelines on Overseas Offering and Listing of Securities, hence we fall within the ambit of existing enterprises as referenced in the Answers to Reporter Questions and are not required to make immediate filing thus far; however, we shall comply with the filing requirements with the CSRC as required in the event of subsequent re-financing or other activities requiring filing. Meanwhile, it is stated in the Answers to Reporter Questions that the CSRC will accept filing of those enterprises with VIE structure meeting the compliance requirements for overseas listing, to support companies’ growth by utilizing two markets and two resources. However, the practice of determining whether a company with VIE structure has met the compliance requirements is yet to be clarified by the CSRC. Therefore, our future offering of securities to investors may be significantly limited or completely hindered. In addition, implementation of industry-wide regulations directly targeting our operations could cause our securities to significantly decline in value or become worthless. Therefore, our investors face potential uncertainty from actions taken by the PRC government affecting our business.

If the PCAOB is unable to adequately inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our Class A ordinary shares. A trading prohibition may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections of our auditors deprives our investors of the benefits of such inspections, which could cause investors and potential investors in the Class A ordinary shares to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued the PCAOB Determinations that they were unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong SAR. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong SAR, respectively, that the PCAOB was unable to inspect or investigate completely, and our former auditor was on such lists.

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong SAR. The PCAOB also vacated its previous determinations issued in December 2021.Our current auditor, Enrome LLP, is headquartered in Singapore and subject to inspection by the PCAOB. Our current auditor was not among the PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong that were subject to PCAOB’s determinations. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCA Act unless a new determination is made by the PCAOB.

However, each year, the PCAOB determines whether it can inspect and investigate completely audit firms in mainland China and Hong Kong SAR, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong SAR and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. The prospect and implications of possible regulation on this subject, in addition to the prevailing requirements of the HFCA Act, are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act as it currently provides. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Our results of operations and the value of our Class A ordinary shares may be affected by geopolitical events, trade tensions and other developments beyond our control, which may in turn adversely affect the economic and market conditions in China and globally.

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

The market price for our Class A ordinary shares may continue to be volatile.

The trading prices of our Class A ordinary shares or previously ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. In addition, securities markets may from time-to-time experience significant price and volume fluctuations that may or may not relate to our operating performance, which may have a material and adverse effect on the market price of our Class A ordinary shares. In particular, volatility in the PRC stock markets in the last few years has resulted in some volatility in the trading prices of most PRC-based companies in the United States. The market price for our Class A ordinary shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Under our dual-class share structure with different voting rights, holders of Class B ordinary shares have complete control of the outcome of matters put to a vote of shareholders, which may limit ability of holders of our Class A ordinary shares to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 100 votes. Each Class B ordinary share is convertible into one Class A ordinary share, at the option of the holder, subject to approval by two-thirds of our Board of Directors. In no event shall Class A ordinary shares be convertible into Class B ordinary shares under any circumstances. Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares under the following circumstances: (i) if the holder is an employee, upon the termination of their employment with the Company; (ii) if the holder is a Director, upon their resignation or removal from the Board of Directors; and (iii) if the holder is a wholly-owned company (“Owned Company”) of a Director, senior management, or an existing shareholder, upon the individual ceasing to wholly own the Owned Company. Each Class B ordinary share confers upon the holder: (a) no right to any share in any dividend or distribution paid by the Company and (b) no right to any share in the distribution of the surplus assets of the Company upon liquidation or otherwise, and no Class B ordinary share may be sold, transferred, assigned, pledged, or otherwise disposed of, or used as collateral for loans or any obligations.

As of the date of this annual report, Moonlit Group Ltd. beneficially owned 2,223 Class A ordinary shares and 5,555,556 Class B ordinary shares, in aggregate representing 1.74% of our total issued and outstanding share capital and 56.7% of our aggregate voting power, while Equality Group Ltd. beneficially owned 1,112 Class A ordinary shares and 1,111,112 Class B ordinary shares, in aggregate representing 0.35% of our total issued and outstanding share capital and 11.34% of our aggregate voting power. As a result of this dual-class share structure, the holders of our Class B ordinary shares have significant control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Class A ordinary shares. This concentrated control will limit the ability of the holders of our Class A ordinary shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

We do not expect to pay dividends in the foreseeable future and you may have to rely on price appreciation of our Class A ordinary shares for any return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares as a source of future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares will likely depend entirely upon any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment in our Class A ordinary shares.

Substantial future sales or perceived potential sales of our Class A ordinary shares in the public market could cause the price of our Class A ordinary shares to decline.

Additional sales of our Class A ordinary shares or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares to decline. As of the date of this annual report, we have 319,814,024 ordinary shares outstanding, including 313,147,356 Class A ordinary shares and 6,666,668 Class B ordinary shares. 1,139,246 Class A ordinary shares are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and Class A ordinary shares convertible from Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

Certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in Class A ordinary shares representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our Class A ordinary shares to decline.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our PRC subsidiaries. All of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind against us, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officer depending on where these individuals and/or assets are located. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Act (as amended) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands (as compared to the United States) as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands (except for those decisions handed down from the Judicial Committee of the Privy council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are broadly similar to those in other common law jurisdictions, but there may be differences in the statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our Class A ordinary shares by limiting their opportunities to sell them at a premium.

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

We may be classified as a passive foreign investment company under U.S. tax law, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A ordinary shares.

Depending upon the value of our assets (based, in part, on the market value of our Class A ordinary shares) and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based on the price of our Class A ordinary shares, the value of our assets, and the composition of our income and assets, we do not expect to be classified as a PFIC for the current taxable year. While we do not anticipate becoming a PFIC for the current taxable year, fluctuations in the market price of our Class A ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

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

If we were to be or become classified as a PFIC, a U.S. holder (as defined in “Taxation — U.S. Federal Income Tax Considerations — General”) may be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the Class A ordinary shares or ordinary shares and on the receipt of distributions on the Class A ordinary shares or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. holder held our Class A ordinary shares or ordinary shares, we would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our Class A ordinary shares or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of Class A ordinary shares or ordinary shares if we are or become classified as a PFIC. See “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

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

In August 2018, Puyi Enterprises Management Consulting Co., Ltd. (普益企业管理咨询有限公司) was incorporated by Puyi HK as a wholly-owned subsidiary in Chengdu, Sichuan, PRC, which we refer to as Puyi Consulting or our wholly foreign owned enterprise (“Former WFOE”) in this annual report. In December 2018, our Former WFOE acquired 100% equity interest of Shenzhen Baoying Factoring Co., Ltd. (深圳宝盈商业保理有限公司, or “Shenzhen Baoying”) from Guangdong Puyi Asset Management Co., Ltd (广东普益资产管理有限公司, or “Puyi Asset Management”) (previously known as Guangdong Fanhua Puyi Asset Management Co., Ltd.) and a third-party, and Shenzhen Baoying was deregistered in July 2020. In May 2020, Puyi Dake Information Technology Co., Ltd. (普益达科信息技术有限公司, or “Puyi Dake”) was established as a wholly-owned subsidiary of our Former WFOE. In May 2023, Puyi Family Office (Guangdong Hengqin Guangdong-Macao Deep Cooperation Zone) Consulting Co., Ltd. (普益家办（广东横琴粤澳深度合作区）咨询有限公司) was established as a wholly-owned subsidiary of our Former WFOE, which was later terminated and substituted by Puyi Family Office (Chengdu) Enterprises Management Consulting Co., Ltd. Puyi (普益家办（成都）企业管理咨询有限公司, or “Puyi Family Office”), which then was sold to Fanhua Puyi Family Office (Beijing) Co., Ltd in December 2023. In October 2023, Chengdu Yihuitong Information Technology Co., Ltd. was established as a wholly-owned subsidiary of our Former WFOE.

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

On March 29, 2019, our Class A ordinary shares commenced trading on the NASDAQ Global Market under the symbol “PUYI.” We raised approximately US$22.4 million in net proceeds from the initial public offerings after deducting underwriting commissions and the offering expenses payable by us. In connection with the name change on March 13, 2024, our ticker symbol was simultaneously changed to “HPH.”

In December 2023, we successfully completed a share exchange transaction with certain shareholders of AIFU, pursuant to which we acquired a controlling 50.10% equity interest in AIFU, marking our expansion into insurance agency and claims adjusting services. AIFU, a listed company on Nasdaq, and its subsidiaries became our controlled subsidiaries since then. As a result, we have consolidated the financial results of AIFU into our consolidated financial statements in accordance with U.S. GAAP. Our shareholdings in AIFU were 27.98% with a voting power of 50.47% as of June 30, 2025.

On March 13, 2024, our shareholders approved the change of our company name from Puyi Inc. to Highest Performances Holdings Inc.

In December 2024, we, through AIFU, divested our online insurance operations and in January 2025 divested our claims adjusting business to focus on our core insurance agency business.

On April 14, 2025, we adjusted our ADS ratio from two (2) ADSs representing three (3) Class A ordinary shares to one (1) ADS representing ninety (90) Class A ordinary shares.

Effective on May 5, 2025, our ticker symbol changed from “HPH” to “MAAS”. On June 3, 2025, in connection with the new ticker symbol, our shareholders approved the change of our company name from Highest Performances Holdings Inc. to Maase Inc.

Subsequently, on June 20, 2025, all of our outstanding ADSs were exchanged for the underlying Class A ordinary shares. Following this exchange, trading of our ADSs on Nasdaq and our ADR facility were terminated.

Following the termination of the ADR facility, we effected a Share Consolidation on June 23, 2025, consolidating every ninety (90) existing ordinary shares, each with a par value of US$0.001, into one (1) new ordinary share, each with a par value of US$0.09. Any fractional shares resulting from the consolidation were rounded up to the nearest whole share.

The post-consolidation Class A ordinary shares, each with a par value of US$0.09, commenced trading on Nasdaq on June 23, 2025 under the same ticker symbol of “MAAS”.

In August 2025, we completed a strategic acquisition of 100% of the equity interests in Carve Group Ltd. (“Carve”), which indirectly holds 100% equity interests of Zhongshen Resources Development (Liaoning) Co., Ltd. (“Zhongshen”), a premium wild ginseng resource holder, and Glyken Bird Nest Technology (Shenzhen) Co., Ltd. (“Glyken”), and Glyken, a pioneering bird’s nest biotech company specializing in enzymatic hydrolysis and peptide extraction. The acquisition marked our successful expansion into the health industry. As a result, we will consolidate the financial results of Carve Group Ltd. into our consolidated financial statements in accordance with U.S. GAAP starting from September, 2025.

In September 2025, we divested the operating entities of our wealth management segment and ceased all wealth management operations thereafter.

In October 2025, we completed a strategic acquisition of 100% of the equity interests in Real Prospect Limited (“Real Prospect”), which indirectly holds 100% equity interests of Qingdao Youdian New Energy Technology Co., Ltd., and 49% equity interest in Qingdao Huiju Laixi Intelligent Technology Co., Ltd. The acquisition marked our successful expansion into smart-technology industries. As a result, we will consolidate the financial results of Real Prospect into our consolidated financial statements in accordance with U.S. GAAP starting from October, 2025.

Due to the PRC legal restrictions on foreign investment in wealth and asset management businesses when our group was established, which restrictions were later removed from the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Edition), we conducted a significant portion of our wealth management business through contractual arrangements between Maase’s Former VIEs and Former WFOE until the disposal of the segment in September 2025. Similarly, AIFU operated its internet-based insurance distribution business through contractual arrangements between AIFU’s Former VIEs and its subsidiaries until December 2024 due to certain restrictions and conditions imposed by PRC laws and regulations on foreign ownership in certain internet-based businesses. As a result of the contractual arrangements entered into among our subsidiaries, the VIEs and their nominee shareholders, we treat the VIEs as our consolidated affiliated entities under U.S. GAAP, and accordingly we have consolidated the financial results of the VIEs into our consolidated financial statements in accordance with U.S. GAAP. For similar reasons, AIFU had consolidated the financial results of its VIEs into its consolidated financial statements in accordance with U.S. GAAP until December 2024.

Corporate Information

Our principal executive offices are located at 12F, Block B, Longhu Xicheng Tianjie, No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu, Sichuan Province, People’s Republic of China, 610036. Our telephone number is +86-028-86762596. Our registered office in the Cayman Islands is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our website at https://ir.maaseai.com.

Major Transactions

Change of Share Ownership in AIFU

On December 27, 2023, we entered into share exchange agreements with certain shareholders of AIFU, pursuant to which such shareholders agreed to exchange an aggregate of 568,226,628 ordinary shares of AIFU (equivalent to 710,284 Class A ordinary shares of AIFU giving effect to its 1-for-400 share Reverse Share Split effected on May 21, 2025 (“Reverse Share Split”) beneficially owned by them for an aggregate of 284,113,314 newly issued ordinary shares of Maase (equivalent to 3,156,815 Class A ordinary shares of Maase after the Share Consolidation). Upon completion of the transactions on December 31, 2023, we owned approximately 50.10% of AIFU’s equity interests.

On various dates from May 2024 to August 2024, we purchased 1,168,708 ADSs, previously representing 23,374,160 Class A ordinary shares of AIFU (equivalent to 58,436 Class A ordinary shares of AIFU giving effect to the Reverse Share Split) on the open market for an aggregate purchase price of US$2.80, bringing the total number of Class A ordinary shares that we owned in AIFU to 591,600,788 (equivalent to 1,479,002 Class A ordinary shares of AIFU giving effect to the Reverse Share Split).

On December 30, 2024, AIFU entered into a share subscription agreement with us and Infinew Limited, pursuant to which AIFU agreed to issue to us and Infinew Limited 510,000,000 Class B ordinary shares (equivalent to 1,275,000 Class B ordinary shares of AIFU giving effect to the Reverse Share Split) and 490,000,000 class B ordinary shares (equivalent to 1,225,000 Class B ordinary shares giving effect to the Reverse Share Split), respectively, (the “Subscription Shares”), at a price of US$0.001 per Subscription Share, for a total consideration of US$510,000 and US$490,000. The issuance of the Subscription Shares (“Issuance”) has been completed on January 2, 2025.

On May 6, 2025, we sold 2,353,617 ADSs, previously representing 47,072,340 Class A ordinary shares of AIFU (equivalent to 117,681 Class A ordinary shares of AIFU giving effect to the Reverse Share Split), at a weighted average price of US$0.2215 per ADS, or US$521,284.29 in aggregate in open market sales.

On May 8, 2025, we entered into a Share Purchase and Sale Agreement with each of QT Management Company Limited, Great Name Group Limited, Innovation Global Financial Group Limited and American Magpie News Company Limited (collectively the “Investors”). Under the agreements, we sold an aggregate of 397,418,628 Class A ordinary shares of AIFU (equivalent to 993,547 Class A ordinary shares of AIFU giving effect to the Reverse Share Split) to the Investors for a total consideration of US$3,469,465. Upon completion of the transaction, we beneficially owned 147,109,820 Class A ordinary shares of AIFU (equivalent to 367,774 Class A ordinary shares of AIFU giving effect to the Reverse Share Split) and 510,000,000 Class B ordinary shares of AIFU (equivalent to 1,275,000 Class B ordinary shares of AIFU ).

On May 21, AIFU implemented a reverse stock split, consolidating every 400 existing ordinary shares of a par value $0.001 per share into one new ordinary share of a par value $0.4 per share. As a result, as of June 30. 2025, we beneficially owned 367,774 Class A ordinary shares of AIFU of a par value of US$0.4 per share and 1,275,000 Class B ordinary shares of AIFU of a par value of US$0.4 per share on a consolidated basis, representing 27.98% of AIFU’s then outstanding ordinary shares and 50.47% of its then voting power.

On July 23, 2025, AIFU completed a private placement, issuing and selling 10,000,000 Class A ordinary shares with a par value of US$0.4 to several investors. As a result, our ownership in AIFU was diluted to 10.35% of its total outstanding ordinary shares and 48.55% of its voting power. We remain to be the largest shareholder of AIFU by voting power.

Disposal of Subsidiaries by AIFU

(i) In 2024, AIFU disposed of its 100% equity interests in four subsidiaries, including two insurance agencies, Jiangsu Fanhua Lianchuang Insurance Agency Co., Ltd. and Zhejiang Fanhua Tongchuang Insurance Agency Co., Ltd., for a total consideration of RMB1.9 million (US$0.3 million), of which RMB1.8 million (US$0.3 million) has been settled as of December 31, 2024. We recognized a gain of RMB2.0 million (US$0.3 million) on disposal of these subsidiaries, which was determined based on the excess of the sales consideration over the net book value of the subsidiaries at the time of disposal.

(ii) On October 26, 2015, AIFU established control over Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd. (“FHISLA”), the operating entity of its claims adjusting segment, through act-in-concert agreements. Following the mutual consent to terminate these agreements, effective February 1, 2025, the Group no longer maintained control over FHISLA. Subsequently, the Board of Directors of AIFU resolved to divest the Company’s entire interest in the claims adjusting business. In January 2025, AIFU executed this decision by disposing of its 100% equity interest in Guangdong Meidiya Investment Co., Ltd. (“Meidiya”), which held an approximate 44.6% stake in FHISLA, to a third party for a consideration of RMB 30.24 million (approximately US$4.2 million). In January 2025, AIFU entered into agreement to dispose of its 100% equity interests in Guangdong Meidiya Investment Co., Ltd. (“Meidiya”), which holds approximately 44.6% of the equity interests of FHISLA, to a third party for a consideration of RMB30.24 million (the “Transaction”). The price was based on the net asset value of Meidiya following a profit distribution to Fanhua Group Company. As part of the Transaction, the buyer also agreed to assume the liabilities of FHISLA up to a maximum amount of RMB43.5 million (US$6.1 million). Accordingly, AIFU recognized a disposal gain of around RM2.0 million (US $0.3 million) in the first half of 2025.

(iii) In February 2025, AIFU transferred its 100% equity interests in Shenzhen Dianlian Information Technology Co., Ltd., the operating entity of eHuzhu mutual aid platform, to its wholly-owed subsidiary Fanhua Blueplus Health Management Co., Ltd. (“Blueplus”). Subsequently, it disposed of its 100% equity interests in Blueplus for a consideration of RMB3.0 million (US$0.4 million) based on its net asset value as of December 31, 2024.

Private Placement and Warrant Offering

On July 3, 2025, we entered into a definitive share purchase agreement (the “Agreement”) for a private placement and warrant offering with certain investors. Pursuant to the Agreement, the investors have agreed to subscribe for, and the Company has agreed to issue and sell to the investors, (i) an aggregate of 10,000,000 Class A ordinary shares, par value US$0.09 per share, of the Company, at a purchase price of $2.08 per Class A ordinary share (the “Per Share Purchase Price”) (“Share Issuance”) and (ii) warrants to purchase up to 20,000,000 additional Class A ordinary shares of the Company. The Share Issuance has been completed on July 18, 2025, generating approximately $21 million in gross proceeds. The exercise price of the warrants is structured in two tranches: 50% of the warrants are exercisable at 200% of the Per Share Purchase Price, with the remaining 50% exercisable at 250%. The warrants have become exercisable on October 18, 2025 and will expire on October 18, 2030.

Disposal of Wealth Management Segment

On September 26, 2025, we entered into a share sales and purchases agreement (the “Agreement”) with Echoes Group Ltd (“Echoes Group”), for the sales of 100% of the equity interests in Puyi Group as well as all equity interests in subsidiaries directly or contractually controlled by Puyi Group (collectively, “Target Companies”), for a total cash consideration of RMB70.0 million. The transaction has been completed by September 30, 2025, with 15% of the consideration has been paid prior to the completion of the transaction and the remaining to be paid on or prior to September 30, 2026.

The Target Companies include include: (i) Puyi Holdings (Hong Kong) Limited (“Puyi HK”), a wholly owned subsidiary of Puyi Group; (ii) Puyi Enterprises Management Consultant Co., Limited (“Puyi Enterprises”), a wholly owned subsidiary of Puyi HK.; (iii) Chengdu Yihuitong Information Technology Co., Ltd. (“Yihuitong”), a wholly owned subsidiary of Puyi Enterprises; (iv) Puyi Bohui, a company controlled by Puyi Enterprises through contractual agreements; (v) Fanlian Investment, a wholly owned subsidiary of Puyi Bohui; (vi) Guangdong Puyi Consulting Management Co., Ltd. (“Puyi Asset”), a wholly owned subsidiary of Puyi Bohui; (vii) Chongqing Fengyi Enterprises Management Consultant Co., Limited (“Fengyi”), a wholly owned subsidiary of Puyi Bohui; and (viii) Fanhua Puyi Fund Sales Co., Ltd. (“Fund Sales”), the operating entity of our wealth management business and a wholly-owned subsidiary of Puyi Bohui. Upon completion of the transaction, we have ceased the fund product distribution business and other wealth management or asset management business.

Acquisition of Carve Group

On August 27, 2025, we completed the acquisition of 100% of the equity interests in Carve and its wholly-owned subsidiaries Zhongshen and Glyken from its existing shareholders, Golden Brighter Limited (“GBL”), WJ Management Limited (“WJM”), and Union Chief Limited (“UCL”) (collectively, the “Sellers”). As consideration, we issued to the Sellers an aggregate of 195,894,609 Class A ordinary shares with a par value of US$0.09 per share (the “Consideration Shares”), at an issue price of US$1.50 per share. Upon completion of the transaction, the Sellers collectively hold 195,894,609 Class A ordinary shares of the Company, representing approximately 88.32% of the total issued share capital and approximately 22.22% of the total voting power. Among the Sellers, GBL and WJM each hold 93,049,939 shares, representing approximately 41.95% of the total issued share capital and approximately 10.55% of the total voting power, respectively. The Consideration Shares held by GBL and WJM are subject to a five-year lock-up period.

Carve indirectly holds 100% equity interests of Zhongshen, a premium wild ginseng resource holder, and Glyken, a pioneering bird’s nest biotech company specializing in enzymatic hydrolysis and peptide extraction. Following the acquisition, MAAS indirectly holds full ownership of Zhongshen and Glyken.

Acquisition of Real Prospect Limited

On October 28, 2025, we completed the acquisition of 100% of the equity interests in Real Prospect from its existing shareholders, from its existing shareholders, Ace Long Limited (“ALL”) and Arts Wing Limited (“AWL”) (collectively, the “Sellers”). As consideration, we issued to the Sellers an aggregate of 98,002,174 Class A ordinary shares with a par value of US$0.09 per share (the “Consideration Shares”), at an issue price of US$1.50 per share. The Sellers shall return certain numbers of Consideration Shares back to us if performance conditions have not been satisfied respectively by the end of each financial year through 2026 to 2028 and the Consideration Shares of AWL have a lock-up period of three years.

Real Prospect indirectly holds 100% equity interests of Qingdao Youdian New Energy Technology Co., Ltd., and 49% equity interest in Qingdao Huiju Laixi Intelligent Technology Co., Ltd. The Target Group Companies specialize in smart-technology solutions, including mobile EV-charging robots, modular residential energy-storage systems, and fully automated unmanned car-wash equipment. This acquisition supports the Company’s strategic expansion into new-energy technologies and intelligent services.

AIFU’s Share Exchange Transaction with BGM

On November 27, 2024, CISG Holdings Ltd. (“CISG”), a wholly-owned subsidiary of AIFU, entered into a transaction agreement (the “Transaction Agreement”) with BGM, pursuant to which, CISG agreed to transfer to BGM its beneficial interests in RONS Technologies, Xinbao Investment and Xinbao Investment’s subsidiaries, including RONS Insurance Sales & Service Co., Ltd., and Shenzhen Baowang E-commerce Co., Ltd., in exchange for 69,995,661 Class A ordinary shares of BGM (“Consideration Shares”) at a consideration of approximately US$140,000,000. The transaction was completed on December 27, 2024. Pursuant to the Transaction Agreement, the Consideration Shares held by CISG is subject to a five-year lock-up period except (i) with the prior written consent of BGM; or (ii) transferring to a wholly-owned subsidiary (in which case such transferee shall be bound by the similar lock-up provisions). As a result of the transaction, AIFU ceased offering online insurance distribution servies thereafter.

On March 12, 2025, with prior consent from BGM’s board of directors, CISG entered into share transfer agreements with four investment firms (the “Purchasers”) to transfer a total of 53,466,331 Class A ordinary shares of BGM to such Purchasers in exchange for an aggregate consideration of US$106,932,662 (the “Share Transfer”). The Purchasers are bound by the similar five-year lock-up provisions. The transaction was completed on May 27, 2025. The consideration will be paid in two installments within two years from the Closing Date.

As of the date of this annual report, Maase and AIFU collectively owned 16,596,473 Class A ordinary shares of BGM, representing 8.3% of its outstanding ordinary shares and 0.8% of its voting power.

B. Business Overview

Founded in 2010 and formerly known as Puyi Inc. and Highest Performances Holdings Inc, we have evolved with a vision to become a leading provider of intelligent technology-driven family and enterprise services. Our mission is to enhance the quality of life for families worldwide by leveraging two primary driving forces: technological intelligence and capital investments. We are dedicated to investing in high-quality enterprises with global potential, focusing on areas such as artificial-intelligence services, advanced deep-tech solutions and science-backed health and wellness products .

As of June 30, 2025, we held controlling interests in two leading financial service providers in China: (i) AIFU Inc., a technology-driven independent financial service platform listed on the Nasdaq; and (ii) Fanhua Puyi Fund Distribution Co., Ltd., an independent wealth management service provider.

Our company has historically been recognized as a leading third-party wealth management services provider in China with a focus on the affluent and emerging middle class population. Our strategic acquisition of controlling interests in AIFU in December 2023 has positioned us to further broaden our service offerings and strengthen our market footprint. AIFU stands as a leading independent financial services provider in China, renowned for its robust technology capabilities and commitment to empowering insurance advisors. The acquisition of AIFU established insurance agency services as our core segment. Leveraging its technological capabilities and professional advisor network across the nation, AIFU offers a comprehensive range of life and non-life insurance products to customers.

We strategically acquired Carve Group in August 2025 establishing our new, growth-oriented segment focused on premium ingredients and biotechnology in the health and wellness industry and subsequently acquired Real Prospect in October 2025, further diversifying our portfolio by entering the smart-technology solutions space. These acquisitions align with our strategy to capitalize on emerging technological trends and integrate innovative solutions into our service offerings.

Concurrently, we have proactively exited non-core historical operations to sharpen our strategic focus and optimize resource allocation. Specifically, we disposed of our wealth management services segment in September 2025, and through AIFU, we divested the claims adjusting services segment in January 2025. In the future, we strive to become a leading provider of intelligent technology-driven family and enterprise services to support and meet the diverse, evolving needs of our clients throughout their full life cycle.

Our Services

We are a diversified holding company with three primary business segments: (1) insurance agency services: our core insurance agency business segment focuses on distribution of life insurance and non-life insurance products underwritten by a wide range of insurance companies. In addition, through cooperation with business partners, we provide clients with access to trust consulting and other ancillary financial services; (2) Health & wellness products: focused on premium ingredients and biotechnology, this segment was established through our strategic acquisition of Carve Group; (3) Smart-Technology Solutions. This segment, entered through the acquisition of Real Prospect, provides innovative, technology-driven solutions.

During the fiscal year ended June 30, 2025, our operations were primarily focused on financial asset allocation services to meet the investment and wealth inheritance objectives of our clients. We primarily provided insurance agency services, and wealth management services, and through cooperation with our business partners we also provide trust consulting services and ancillary services.

To sharpen our strategic focus, we subsequently divested non-core segments, including our wealth management services and, through AIFU, our claims adjusting services. This strategic repositioning, coupled with the acquisitions of Carve Group and Real Prospect, has transformed us into the diversified holding company we are today, positioned for growth in our three core areas.

Insurance Agency Services

Insurance agency business of AIFU is our largest business segment, accounting for 93.1% of our net revenues for the fiscal year ended June 30, 2025. Revenue from this segment is derived from two broad categories of insurance agency services: (i) life insurance business, and (ii) non-life insurance business, both primarily focused on meeting the insurance needs of individuals.

For life insurance and non-life insurance agency services offered to individual clients, our sales agents use the application or WeChat public account of “LA App” to process the transactions online. We receive commissions fees from insurance companies for the distribution of insurance products based on a certain percentage of the premiums paid by the individual policy holders. We also received volume-based performance bonus on a semi-annual or annual basis when we achieve the agreed target of aggregated sales volume of insurance policies facilitated by us.

Life Insurance Business

Revenues derived from our life insurance business accounted for 80.0% of the total net revenues for the fiscal year ended June 30, 2025. The life insurance products we distribute can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below:

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

Non-Life Insurance Business

Revenues for our non-life insurance business accounted for 13.1% of the total net revenues for the fiscal year ended June 30, 2025, representing primarily commissions and fees derived from the distribution of internet-based insurance products we distributed through Baowang (www.baoxian.com) and services fees derived from our brokerage services. In December 2024, Baowang was spun-off to BGM as part of the share exchange transaction with BGM.

Our main non-life insurance product in terms of net revenues contribution for the fiscal year ended June 30, 2025 is individual accident insurance and indemnity medical insurance. We also offer lifestyle insurance such as travel insurance and homeowner insurance. The major insurance products we facilitate to individual customers can be further classified into the following categories:

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

We also market and sell commercial lines of property insurance products, group life insurance products, and liability insurance products to corporate clients, through one of AIFU’s brokerage firms. It also offers risk management services to enterprises in various industries and reinsurance brokerage services to insurance companies. The insurance products that our insurance brokerage firm provides can be broadly classified into the categories set forth below.

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

Claims Adjusting Services (Discontinued since January 2025)

Prior to January 2025, we offered the following insurance claims adjusting services through AIFU:

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

Wealth Management Services (Discontinued since September 2025)

Prior to September 2025, we provided our clients with a wide range of product offerings including publicly raised fund products and privately raised securities investment fund products. Our wealth management service business accounted for 6.9% of our net revenues for the fiscal year ended June 30, 2025. Generally, for publicly raised fund products offered to the public (either unspecified investors or unlimited number of specified investors with minimum investment requirement), we processed the relevant transactions online through the app “Puyi Fund” (普益基金). In comparison, our privately raised fund products, which were offered to a limited number of qualified investors, were distributed both online and offline. Since December 2020, we have provided online services for our privately raised fund products through the app “Puyi Fund” in the same manner as for publicly raised fund products. The app “Puyi Fund” provides up-to-date product-related information online through which clients can execute transactions and monitor their investments portfolio. We received distribution commissions for almost all of wealth management products distributed by us. In addition, we received performance-based fee income for certain privately raised funds we distributed.

Our publicly raised fund products had accounted for the largest proportion of our aggregated transaction value and revenue of our wealth management business. Although most of the products we recommended to our clients were sourced from third-party product providers, we also distributed privately raised securities investment fund products under our management. For accounting purposes, third-party product providers were deemed as our customers under wealth management services. The following table sets forth transaction value and revenue contribution of the different product categories under our wealth management services for the periods indicated.

	For the fiscal year ended June 30, 2025
	Transaction value		Revenue
	RMB	$	RMB	$
	(in thousands)
Publicly raised fund products	232,901,905	3,523,892	49,844	6,958
Privately raised fund products (1)	32,511,852	2,208	3,834	543
Total	232,917,725	32,514,060	53,678	7,492

(1)	We ceased to distribute private equity investment fund products since July 1, 2020, while we continued receiving fees from the existing private equity investment fund products.

Publicly Raised Fund Products

Publicly raised funds refer to any fund that is offered to unspecified investors or more than 200 specified investors. We had distributed publicly raised fund products since our inception. For the fiscal year ended June 30, 2025, we distributed approximately 12,009 publicly raised fund products, with an aggregate transaction value of RMB232.9 billion (US$3.5 billion), among which transaction value contributed by institutional clients was RMB 229.0 billion (US$32.0 billion). The outstanding ending balance of publicly raised fund products distributed by us was RMB14.5 billion (US$2.0 billion) as of June 30, 2025. Since 2019, we had strategically devoted more resources to publicly raised fund products including developing and distributing portfolios of publicly raised fund products on a dollar-cost averaging basis. We had strategically focused on attracting individual clients first to accumulate a large trading balance, which in turn can help attract institutional clients and increase our bargain power with the publicly raised funds management service providers.

Along with the development of the wealth management industry, more institutional investors began to invest in publicly raised funds. Institutional investors have more extensive evaluation dimensions for fund companies and fund products, and demand for higher transaction efficiency as compared to individual investors. To satisfy and attract the institutional investors, we developed an in-house “Institution Master” system, an investment platform designed for institutional investors, which provided institutional investors with customized trading functions, extensive product portfolios and systematic investment and research system to provide more professional, efficient and intelligent trading experience. The investment platform has attracted a number of institutional investors, most of which were small and medium-sized urban and rural commercial banks.

We marketed and distributed the following types of products from our third-party product providers, based on the underlying assets class:

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

Privately Raised Fund Products

We had offered privately raised funds since 2016 and begun to offer privately-raised securities investment funds starting from July 1, 2020. For the fiscal year ended June 30, 2025, we distributed 4 privately raised securities investment funds with an aggregate transaction value of RMB15.8 million (US$2.1 million). The outstanding ending balance of privately raised fund products distributed by us was RMB323.0 million (US$45.1 million) as of June 30, 2025. For certain funds, we were generally entitled to approximately 25% of performance-based fees realized by the fund managers after redemption of funds. For the fiscal year ended June 30, 2025, all of the privately raised fund products we distributed were privately raised securities investment funds, including investments through QDII funds. We also distributed FoFs of privately raised securities investment funds.

As privately raised funds typically required higher net worth and/or investment sophistication and were offered to a limit number of qualified investors, such funds charged higher fee rates and managers of such funds sometimes allow fund distributors to earn a portion of the performance-based fees. Except for 3 FoFs under our management as of June 30, 2025, all other privately raised fund products that we distributed were sourced from third-parties.

Agreements with Product Providers

Our distribution was typically governed by agreements entered with product providers, primarily comprising fund managers and securities firms on a product-by-product basis. The material terms of our agreements with our product providers are summarized as below:

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

Except the aforementioned services, we began our asset management services in April 2018 allowing us to select and form FoFs for our clients, which were also terminated upon the disposal of the wealth management segment.

Since July 2021, we have been providing trust consulting service to tap into the significant business potential stemming from the growing demand for comprehensive wealth management services among affluent and high net worth families. The operating entity of our trust consulting services business was transferred to AIFU in December 2023. Through AIFU, we remained dedicated to fostering the long-term growth of client family assets and ensuring the intergenerational transfer of wealth, by bringing together a team of specialists across finance, trusts, law, and taxation to offer tailored advice and comprehensive services to affluent and high net worth families. Our offerings encompass a wide array of services including trust consulting services, elite education opportunities, overseas asset allocation service.

Cash Flows among Us, Our Subsidiaries and the Consolidated VIEs

As of June 30, 2025, our subsidiaries and the consolidated VIEs conducted business transactions that primarily included insurance agency services, wealth management services and claims adjusting services. The cash flows that have occurred between our subsidiaries and the consolidated VIEs are summarized as the following:

	For the fiscal year ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	$
	(in thousands)
Cash paid by the consolidated VIEs to our subsidiaries for consulting services	10,478	17,299	6,720	938
Cash paid by the consolidated VIEs to our subsidiaries for technical services	5,300	6,900	380	53
Cash paid by the consolidated VIEs to our subsidiaries for office rental and other services	1,064	771	-	-
Cash paid by our subsidiaries to the consolidated VIEs for digital marketing and IT related services	-	24,659	25,194	3,517
Cash paid by the consolidated VIEs to our subsidiary for agency services	-	44,622	41,051	5,730
Cash paid by our subsidiaries to the consolidated VIEs for agency services	-	1,732	520	73
Intercompany advances from our subsidiaries to the consolidated VIEs	19,927	58,090	162,955	22,748
Repayment of intercompany advances by the consolidated VIEs	16,755	78,227	130,580	18,228
Intercompany advances from the consolidated VIEs to our subsidiaries	99,386	99,980	36,931	5,155
Repayment of intercompany advances by our subsidiaries	67,346	95,150	54,952	7,671

There are limitations on our ability to transfer cash between us, our subsidiaries and the consolidated VIEs. Our WFOEs can distribute dividends only out of its distributable earnings. Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to our Former WFOE and further from our Former WFOE to us, out of their accumulated profits only, if any, in accordance with PRC rules and regulations. Similarly, the indirect PRC subsidiaries of AIFU can pay dividends to its WFOEs and further from its Former WFOE to AIFU, out of their accumulated profits only. Moreover, each of our subsidiaries and AIFU’s subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund the statutory reserve, which is undistributable unless in the process of liquidation, until such reserve reaches 50% of its registered capital.

The PRC government also controls the conversion of Renminbi into foreign currencies and the remittance of currencies out of the PRC. We may not be able to complete the administrative procedures required to register the remittance of the payment of our dividends, if any.

Any transfer of funds by Maase to our PRC subsidiaries, either as a shareholder loan or as an increase in the registered capital, is subject to a series of procedural requirements with SAFE or its local counterparts.

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

Our Client Services

For our insurance agency services, we engaged with our customers through both our extensive network of sales agents offline and through digital tools designed to empower our agents in customer engagement online, including RONS Assistant Digital Operating Platform, or RONS DOP, a digital marketing system and RONS Guanjia, a customer service platform. See “Item 4. Information on our group — Business Overview — Information Technology.”.

For our wealth management services business which was discontinued in September 2025, we classified our target wealth management clients into different categories in terms of risk appetite. Through frequent and in-depth client communications, we analyzed and assessed financial conditions, past investment experiences, risk profiles and investment goals of potentials clients and provided them with suitable products. We also provided clients with consultations on products and on-going assets allocation planning and recommendations on adjusting their assets allocation plans in response to economic and market conditions.

In addition, we provided clients who have purchased our wealth management products through us with timely updates on the product performance primarily including net assets value reports and other performance statistics through apps, live investment performance symposiums, as well as regular communications via seed clients and financial advisors. Moreover, we have established official public accounts on WeChat to provide industry news, product updates and investor education, which allowed us to continually provide updates on the products and services offered by us to the online community of clients. We also provided general investor education by publishing online quiz activities, organizing online courses, seminars and salons and holding online live and recorded streaming courses that provided guidance in response to any changes in market conditions. For clients with special needs such as overseas study, tax consultation, legal consultation or medical care services, we collaborated with third-party agencies to provide one-stop services. We promoted the implementation of our investment and education strategy, focusing significant efforts to build a financial and business education service system, and provided investors with free investor education. Our investor education service platform “Puyi Business School” was upgraded to be a mobile app and continued to popularize investment knowledge for new investors and provided advanced investment education and support for our financial advisor team and investors with certain experience.

Sales and Marketing

For our insurance intermediary services business which we operate through AIFU, as of June 30, 2025, we have an offline distribution and service network that consisted of one insurance sales and service group, one national operating insurance agency, four regional agencies and two insurance brokerage firms in mainland China, with 48,794 registered independent sales agents. Our distribution and service network in mainland China consisted of 360 sales outlets in 24 provinces. The following table sets forth additional information concerning AIFU’s distribution and service network as of June 30, 2025, broken down by provinces:

Province	Number of Sales and Service Outlets	Number of Sales Agents
Shandong	48	8,656
Hebei	64	6,598
Guangdong	24	4,876
Guangxi	11	3,803
Anhui	27	3,347
Sichuan	42	2,649
Henan	17	2,604
Jiangsu	24	2,571
Liaoning	11	2,087
Fujian	22	1,827
Zhejiang	9	1,679
Hunan	12	1,530
Inner Mongolia	1	1,367
Beijing	4	952
Chongqing	5	737
Shaanxi	2	725
Hubei	5	639
Tianjin	4	636
Shanxi	1	422
Heilongjiang	1	349
Yunnan	2	318
Jilin	20	226
Jiangxi	3	141
Shanghai	1	55
Total	360	48,794

We market and sell long-term personal lines of life insurance products and non-life insurance products to customers mainly through our affiliated sales agents, most of whom are not our employees, and through third party channels who use our digital platform. We provide insurance brokerage services to corporate customers through both our in-house brokers and non-affiliated independent brokers.

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

Our life insurance sales agents are typically organized into sales teams with a multilevel hierarchy, typically with five layers and to a lesser degree with two layers. A life insurance sales agent not only receives a commission for the insurance policies that he or she sells, but also a commission for insurance policies sold by agents under his or her management.

Our sales agents and in-house sales representatives are valuable to us and are instrumental in helping us build and maintain long-term relationships with our customers. Therefore, we place a strong emphasis on training our sales force. We provide training to both new sales agents and existing sales agents, on a monthly or quarterly basis, both offline and online. For new sales agents, we offer orientation courses that are designed to familiarize them with corporate culture, insurance products, and sales skills. For the existing sales agents, we offer on-the-job training courses that aim to enhance their sales skills and knowledge of various insurance products and develop skills to build and manage their own sales teams. Online training courses are also available on FA App and RONS Livestreaming Platform, which enable sales agents to attend the courses anytime anywhere. We have also established an open-source lecturer platform which allows insurance veterans to upload self-developed courses and viewable on fee basis. As part of our efforts to professionalize our sales force, we will allocate more resources to enhance training. With the data insight gained through digital technologies, agents will be categorized into different levels based on various criteria including their qualification, capabilities and productivity and targeted training courses will be provided to help improve their professional skills and productivity.

We need employees well-equipped with professional knowledge to support our frontline sales agents and provide our clients with best quality of services. To maximize their performance and professional growth, we provide ample training opportunities through our well-established training platform e-learning system and “AIFU Academy” available through FA App. Various courses were delivered by a large team of internal lecturers which include the Group’s senior management, department heads and senior employees with deep experience in various areas of our operations and external courses to acquaint them with our business and unleash their potential. To maintain training standards, we evaluate our lecturers and present awards for outstanding performance on an annual basis.

For our wealth management business, in the fiscal year ended June 30, 2025, we concentrated on providing wealth management services for the financial assets of middle-class and affluent families, and continued to improve our financial advisors program to better serve our clients more knowledgeably and professionally. To further tap into the vast market of affluent and emerging middle class population, we implemented a strategy of “elite entrepreneurship plus professional platform” to achieve a win-win-win situation for financial advisors, clients and our company. We had also proposed the strategy of “strong empowerment” on our platform focusing on “elites,” which are professional financial advisors. Our team of professional financial advisors were able to expand their personal service capability effectively with the support of our “professional platform,” consisting of our unique financial asset allocation platform system, core trading system, client management system, investor education system and strong middle and back-office operation capability. Elite financial advisors team mainly included top seed clients which consisted of independent financial advisors. Top seed clients were the top 18.8% seed clients who contributed approximately 80% of our sales generated through seed clients. Dozens of these top seed clients had already transformed to become professional financial advisors.

Seed clients channel was an innovative social e-commerce-based approach pursuant to which we identified, fostered and collaborated with seed clients — existing clients who believed in our service capabilities — to actively market our products or services on social media platforms to their families, friends and acquaintances in return for a commission. In 2019, we started to initiate seed client classification to offer premium trainings to those seed clients who had greater marketing potential. We also began to classify our seed clients into ordinary seed clients, elite seed clients and financial advisors. Elite seed clients were those that intend to further enhance professional investment knowledge and greater market potential compared with ordinary seed clients. We had set up a series of standardized professional training programs to enhance the expertise and financial advisory capabilities of elite seed clients. Elite seed clients that passed a series of assessment would qualify as financial advisors. For the fiscal year ended June 30, 2025, we continued to cease cooperation with under-performed seed clients, with the number of our seed clients decreased to approximately 19,000 as of June 30, 2025 from 22,000 as of June 30, 2024. At the same time, we provided more resources and assistance to existing seed clients, especially those top performers, in developing more active clients. Attributable to the vast seed client base, we did not have particular reliance on any seed client or limited number of seed clients. For the fiscal year ended June 30, 2025, the single largest seed client contributed only 0.5% of our total sales through 30 clients, and the top five largest seed clients contributed only 2.0% of our total sales through a total of 2,448 clients. Our extensive coverage network of branch offices and seed clients enabled us to gain direct access to target clients and wealth management services market.

We also provided trainings through both our online platforms and offline in-person sessions to solidify and update professional knowledge of our financial advisor team. These courses covered various aspects including introduction of our group and our products, skill development, practice examination and latest market situation. We also invited wealth and asset management experts with abundant industry experiences and insights to conduct online and offline training seminars for our financial advisor team.

We entered into introduction agreements with our seed clients, under which they were entitled to commission if they brought in a new client and/or new investment from the existing clients. The amount of the commission depended on the amount of products the client purchases. To incentivize our seed clients to be more proactive in selling our publicly raised fund products, we provided competitive commission of approximately 0.2% per annum, subject to our management’s adjustment. To incentivize the sales of privately raised fund products, we had evaluated the scale, profitability and performance of each fund, and provided commission rates varying from 0.1% to 1.3% accordingly. There was no fixed term of the seed client/financial advisor engagement under the introduction agreement unless such agreement was terminated after negotiation or due to a material breach by either party.

The map below shows our coverage network by number of seed clients as of June 30, 2025:

Wealth Management Product Selection, Development and Risk Management

We selected and developed our wealth management product portfolio for our target affluent and emerging middle class population in accordance with our wealth management philosophy that product profiles should be simple and differentiated, prudently selected with balanced allocation and high quality, and keeping in line with the latest market trend. We strove to provide our clients products with attractive returns and controllable risks.

We enriched our product offerings to keep up with clients’ evolving needs. In the fiscal year ended June 30, 2025, we continued to adhere to our strategy of standardized product transformation. For publicly raised funds, we continued to focus on the existing publicly raised product portfolio strategy supplemented by the sale of high-quality single close-end public funds. We aimed to cultivate clients’ habit of maintaining products for a longer period of time to avoid short-term drastic market fluctuations and enhance clients’ investment experience. As for privately raised funds, we offered self-managed and external FoFs and external single-strategy privately raised funds to ensure that we had two or more strategies of each type available. We had also been striving to design, develop and provide more products to our clients, in particular by providing more customized products and/or services to high-net-worth clients.

Although we were not directly liable to our clients in relation to the performance or default of the third-party products distributed through us as our clients typically enter into contracts directly with the third-party product providers in connection with such products, any default or negative performance of these products would have nevertheless adversely affected our reputation. Accordingly, we had developed a product selection procedure to carefully screen each product that we distributed as part of our risk management process.

We had established a two-prong evaluation system that assessed both the product providers and products for distribution based on the following: (i) investment experience and capabilities; (ii) integrity and credibility; and (iii) internal control. We assessed third-party fund products based on the following criteria:

●	Investment targets. We preferred products that target standardized fund products such as investments in public securities. As such, we distributed debt or equity securities or mixed fund products which were suitable for conservative to aggressive risk investors open to more sophisticated products with controllable risks.

●	Product category. We preferred products with transparent reference prices in the market.

●	Historical performance. We sought products with a proven track record of strong historical performance.

●	Side-by-side investment made by relevant product providers. We preferred fund products where fund managers make side by side investment.

In order to conduct the above assessments, we had established rigorous internal procedures. Product managers in our asset management department selected product candidates at the initial stage through comprehensive due diligence work, including but not limited to, on-site visits, interviews with relevant product providers, and internet searches on background information, and drafted due diligence reports on both the product providers and products. Upon receiving the preliminary-approval by the director of asset management department, relevant due diligence reports were submitted to the compliance and risk control department and the product selection group which consisted of members from management for further review and final approval. Our compliance and risk control department also regularly followed up on the financial condition and results of operations of our selected product providers and the overall risk exposure of products we distributed for them in terms of composition of underlying asset classes, collateralization level and other key metrics. These reviews enabled us to constantly provide high-quality and controllable products, provided guidance for subsequent product sourcing and selection, and to align our product portfolio with the prevailing market condition in a timely fashion.

Information Technology

Our business is supported by a sophisticated digital ecosystem that provides technology support to all aspects of its operations. This ecosystem is designed to enhance transaction efficiency, improve client service, and empower our sales force through data collection and analysis.

Our key digital applications include:

Insurance Agency Services

●

Core App for insurance distribution. Our insurance agents primarily use “FA App”, an all-in-one insurance sales and service platform, to manage their book of insurance business on their fingertips, covering all aspects of the business process from insurance product purchase, team management, agent recruitment, customer engagement, customer service to e-learning. The platform offers substantially all of our insurance products including long-term life insurance, accident insurance, travel insurance, and standard medical insurance products. It is available in mobile application and WeChat official account versions and accessible through AIFU WeCom.

●	Insurance Digital Operating Platform. We provide “RONS Assistant Digital Operating Platform”, or “RONS DOP”, a digital marketing platform, to our insurance agents, aiming at empowering our insurance agents in customer acquisition and relationship maintenance. Key features include artificial intelligence (“AI”) Chatbot, Digital Avatar Creator, Intelligent Recommendation System, powered by Large Language Model, AI-generated Content Algorithm and Intelligent Algorithm, which enable customer engagement in a highly efficient manner. It also provides our sales professionals with various educational content in the form of daily news, articles, posters, videos which can be circulated to potential customers through social media, aiming at enhancing customers’ insurance awareness and deepening their understanding of insurance products, and potentially facilitating insurance purchases. It also enables agents to gain better insights into customer needs through behavior tracking and automated tagging. In addition, it provides convenient access to RONS livestreaming platform for resourceful online training courses. The platform is accessible through WeChat public account and AIFU’s FA App and WeCom.

●	Customer service: We launched “RONS Guanjia” a customer service platform to directly connect with our customers, through which they can access various insurance services including policy inquiry, policy custody, asset custody, risk assessment, and claims settlement assistance. Service representatives will also be available to customers for exclusive services on a one-on-one basis. The platform is accessible primarily through its WeChat official account and FA App.

●	Insurance Policy Escrow: Our Policy Escrow system offers comprehensive policy management services, including meticulous risk analysis and personalized planning. Our clients and their family members can benefit from electronic storage, online easy access and various self-service features for easy policy management including coverage review, payment schedules, and renewal reminders. Integrated AI analysis generates concise reports on insurance coverage, while our certified policy consultants provide personalized, one-on-one assistance, guiding clients through policy organization, risk analysis and optimization strategies.

●	WeCom. Other than various office supporting solutions, AIFU WeCom enables our agents to directly interact with their existing and potential customers in highly efficient manner, with easy access to various supportive tools including knowledge bank, FAQ scripts, and a wide variety of marketing materials.

Wealth Management Services (Discontinued since September 2025)

●	Core app for wealth management business. We launched our core app, Puyi Fund, which provided target clients product information and a full-scope of online transaction processing services for fund products including subscription, redemption, clearance and settlement, and allowed clients to monitor their investment portfolio in a more convenient manner.

●	Web-based Institution Master system. To better implement our strategy, we developed an in-house web-based institutional investment platform based on our core system, aiming to provide professional and convenient investment services to institutional clients. Institution Master is a one-stop service solution for institutional investors to manage their OTC fund investments. It provided more professional, efficient and intelligent trading experience through our leading intelligent trading system, extensive product portfolios and comprehensive investment research system. With this system, we provided institutional investors with customized fund trading solutions to better meet their needs.

●	Client service. We set up an online client service system equipped with intelligent interactive tools to further enhance the quality and efficiency of our client services.

●	Investment advisor platform. We have developed the “i Financial Planner”, an intelligent business app that provided financial advisors a one-stop management tool. We added the TAMP (turn-key asset management platform) asset allocation system to the “i Financial Planner,” taking into consideration of the offline service scenario of financial advisors and the diversified needs for financial asset allocation. This innovative system equipped with leading technology was designed to help financial advisors pinpoint clients’ needs and effectively track and manage clients’ portfolios through the one-stop comprehensive operation and communication platform. The system integrated three core functions: one-stop business development platform, asset allocation intelligent investment advising function and client SCRM system, which provided financial advisors with four empowering services: training and growth, client maintenance, team management and operation support. We mad full use of our accumulated big data together with artificial intelligence technology to launch professional, tailor-made and comprehensive financial asset management services, which enabled us to assist financial advisors in meeting wealth management needs at different levels. We have entered into cooperation with various famous domestic service providers to integrate their core services into this TAMP system combined with our big data analysis and mining capabilities to provide online digital services for financial advisors’ daily business development and client maintenance.

●	Database. We operated an internal data management system, covering data collection, storage and analysis. We collected our clients’ behavior and preference data from multi-platforms, and analyzed these data together with our clients’ transaction data to depict an accurate profile of our clients. We have implemented policies and procedures in an effort to ensure compliance with China’s data protection and cybersecurity laws and regulations. With the authorization of our clients, we applied different tags to different clients according to their online behaviors, browsing preference and past transactions with us, in order to recommend suitable products that most satisfy our clients’ wealth management needs in a timely manner. Through profiling analysis of our clients, we were able to achieve targeted marketing and increase marketing efficiency, which in turn guided our products recommendation strategy to realize better return on investment.

●	Office automation (“OA”). We combined the above custom-developed or commercially available business systems with our OA system, finance system and other internal back-end functions, to help us operate more efficiently.

Customers

Through AIFU’s sales and service network, we primarily sell life insurance products including critical illness, annuity insurance, whole life insurance and term life insurance and endowment insurance as well as non-life insurance products including individual accident insurance, homeowner insurance products, liability insurance and travel insurance primarily to individual customers. To lesser extend, we also sell certain commercial property insurance, cargo insurance, hull insurance, liability insurance and construction and erection insurance products to institutional customers. Customers for the life insurance products we distribute are primarily individuals under 50 years of age. Under our wealth management services, we provide a wide range of product offerings including publicly raised fund products and privately raised securities investment fund products to both individual and institutional clients. For the year ended June 30, 2025, no single individual customer who has purchased insurance products or wealth management products through us accounted for more than 1% of our net revenues.

Since our inception, we have served approximately 20.3 million individual customers who have purchased insurance or wealth management products through us. This number includes about 3.4 million customers who have acquired at least one regular long-term life insurance policy, over 16.9 million who have purchased at least one property and casualty insurance policy, and approximately 0.7 million who have purchased at least one wealth management product through us.

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

Product Supplier Partners

As of June 30, 2025, we had established business relationships with 67 insurance companies in the PRC. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Since 2007, we have sought to establish business relationships with insurance companies at the corporate headquarters level in order to leverage the combined sales volumes of all our subsidiaries located in different parts of China. For the distribution of insurance products, we had outstanding contracts with 54 life insurance companies, 7 health and pension insurance companies and 6 property and casualty insurance companies, most of which were signed at the corporate headquarter level as of June 30, 2025.

As of June 30, 2025, we sourced our wealth management products from high quality third-party global product providers in China, including 124 public fund companies, which have contributed to a majority of our fund products, including approximately 12,009 publicly raised fund products.

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

For our discontinued claims adjusting business, we competed primarily with the other major claims adjusting firms in China by offering our customers a diversified range of claims adjusting services covering medical insurance, property insurance, auto insurance, marine and cargo insurance, and personal injury and accident insurance and leveraged the business relationships we have developed with insurance companies through the distribution of property and casualty insurance products. We exited claims adjusting business in January 2025.

The wealth management market in China is at an early stage of development and is currently highly fragmented and competitive, and we expect competition to persist and intensify. In distributing wealth management products, we faced direct competition primarily from (i) commercial banks and their wealth management subsidiaries, (ii) non-bank traditional financial institutions, such as securities firms, fund managers and insurance companies with internal sales capabilities, (iii) online-based service providers, and (iv) third-party professional wealth management services providers that are not associated with financial institutions. Many of these competitors possessed greater financial and marketing resources than we did. To compete, our former wealth management business leveraged an elite entrepreneurship strategy and a professional platform designed to empower financial advisors with advanced tools for asset allocation, trading, and client management. This allowed us to provide personalized, professional services tailored to the needs of middle-class and affluent families. We exited this competitive landscape through the disposal of our wealth management operations in September 2025.

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish the products we distribute and our services from those of our competitors and contribute to our competitive advantage in the insurance intermediary and wealth management services industry. We rely on a combination of trademark and trade secret laws as well as confidentiality agreements and non-compete covenants with our employees, sales agents, contractors and our third-party wealth management product providers. We also enter into confidentiality agreements with our seed clients. We hold 106 pieces of registered computer software copyrights, 76 registered trademarks and 46 registered domain names.

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

Government Regulations

PRC Regulations Relating to Insurance Industry

The insurance industry in the PRC is highly regulated. Between 1998 and March 2018, CIRC was the regulatory authority responsible for the supervision of the Chinese insurance industry. In March 2018, the CBIRC, was established as the result of the merger between CIRC and CBRC, replacing CIRC as the regulatory authority for the supervision of the Chinese insurance industry. The NFRA was formed in May 2023, replacing the CBIRC to inherit the authority of CIRC. Insurance activities undertaken within the PRC are primarily governed by the Insurance Law (“中华人民共和国保险法”) and the related rules and regulations.

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

The CIRC, the CBIRC and NFRA

The NFRA or each of its predecessors has extensive authority to supervise insurance companies and insurance intermediaries operating in the PRC, including the power to:

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

PRC Regulations Relating to Our Former Wealth Management Services

Prior to its disposal in September 2025, the distribution of wealth management products, depending on the type of product, was subject to different sets of laws, regulations and rules. This segment was engaged in, and was subject to regulations applicable to the distribution of publicly raised funds (including asset management plans issued by securities firms) and privately raised funds.

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

“Independent Fund Distributors” means organizations specialized in distribution of publicly raised funds and privately raised securities investment funds. Unless otherwise provided for by the CSRC, an independent fund distributor may not engage in any other business.

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

The Supreme People’s Court promulgated the Minutes of National Court Work Conference for Finance-Related Trial (Draft for Comments) (“全国法院金融审判工作会议纪要（征求意见稿）”) on April 13, 2023, summarizing common issues in trial of cases concerning asset management in financial industry and rendering judicial opinions. We keep close attention to the official promulgation of these minutes.

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

The CSRC promulgated Publicly Raised Securities Investment Fund Managers Supervision and Administration Measures (“公开募集证券投资基金管理人监督管理办法”) on May 20, 2022, effective on June 20, 2022. The measures aim to: (i) regulate publicly raised fund management activities; (ii) reinforce supervision on and administration of the publicly raised fund managers; (iii) protect legitimate rights and interests of fund unit holders and other related parties; and (iv) boost orderly development of publicly raised fund industry. The measures play a positive role toward protecting legitimate rights and interest of the clients of fund distributors. On March 27, 2025, the CSRC promulgated Decision of China Securities Regulatory Commission on Amending Certain Regulations on Securities and Futures (“中国证券监督管理委员会关于修改部分证券期货规章的决定”) to amend said Measures to the effect that, where a fund management company has set up an audit committee of directors within its board of directors to perform the function of board of supervisors, no supervisor (or board of supervisors) is required any longer.

The AMAC promulgated the Publicly Raised Securities Investment Funds Investor Education Work Guidance (Trial Implementation)(“《公开募集证券投资基金投资者教育工作指引(试行)》”) on August 25, 2023, effective on the same date. Such Guidance mainly encompasses provisions on definition and scope of investor education; targets, principles, contents and routes of investor education; guidance for the industry to introduce investor education into enterprise cultures and various businesses; reinforcing resources guarantee for investor education in systemic, organizational, personnel, procedural, funding and other respects; and establishing investment education resources sharing mechanism and evaluation system.

On December 8, 2023, the CSRS promulgated the Provisions on Reinforcing Administration of Publicly Raised Securities Investment Fund Securities Transactions（关于就《关于加强公开募集证券投资基金证券交易管理的规定（征求意见稿）》公开征求意见的通知）, aiming to regularize administration of fund managers’ securities trading commission and its distribution, protect legitimate rights and interests of fund unit holders and raise securities companies’ competency in serving institutional investors. It mainly encompasses provisions on modes for fund managers to participate securities trading, including entrustment of a securities company (hereinafter referred to as “Securities Company Trading Mode”) and leasing of trading units from securities companies; the trading fee rate for the funds administered by fund managers being the stock trading commission rate for passive equity funds, which in general shall not exceed the market average stock trading commission rate and shall not be used as disguised form for payment of research service and other fees; when other funds are paying research service fee in the form of trading commission, the stock trading commission rate in general shall not exceed twice of the market average stock trading commission rate. Except for the funds managed by fund managers adopting Securities Company Trading Mode, the annual trading commission total amount generated from the securities trading entrusted to one securities company by one fund manager shall not exceed 15% of the total commission for all the fund’s securities trading in that current year. Securities brokerage subsidiary(ies) controlled by a security company shall be consolidated into its parent company when computing the aforesaid ratio; mangers of stock and hybrid funds with total amount of the funds managed below RMB1,000,000,000 are exempted from the aforesaid ratio limitation, provided that the annual trading commission total amount generated from the securities trading entrusted to one securities company by one fund manager shall not exceed 30% of the total commission for all the fund’s securities trading in that current year. In addition, it also provides for the contents of and requirements for fund managers’ information disclosure, internal system requirements for fund managers and securities companies, and so forth.

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

On June 2, 2022, the AMAC promulgated the Circular on Matters Concerning Registration/Filing of Privately Raised Fund Managers (“关于私募基金管理人登记备案工作相关事宜的通知”), hereinafter referred to as the “Registration/Filing Circular”, whereby (i) to guide regularized development of the industry, (ii) to facilitate privately raised fund managers’ and applicants’ registration/filing formalities, (iii) to update the Document List for Privately Raised Fund Managers Registration/Filing (hereinafter referred to as the “Registration Document List”), and (iv) to release the Focuses of Attention in Privately Raised Fund Filing (hereinafter referred to as the “Filing FOAs”). To ensure a smooth transition, a three-month transition period is provided for and, from September 3, 2022 onward, all applicants shall submit documents as required under the updated Registration Document List. The Filing FOAs took effect immediately.

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

In terms of the management of privately raised funds, the Securities Investment Fund Law requires that any individual or institution, without registration, shall not conduct securities investment activities under the name of “funds” or “fund management.” The Interim Measures for Private Funds further requires that managers of privately raised funds of any type shall apply for registration with the AMAC, and thus subject fund managers to the self-disciplinary rules promulgated by the AMAC. The AMAC has promulgated a series of self-disciplinary rules since February 2016, regulating internal control, information disclosure and registration of privately raised fund managers, including, among others, the Guidelines for Internal Control of Privately Raised Investment Fund Managers (“私募投资基金管理人内部控制指引”), the Administrative Measures for Information Disclosure by Privately Raised Investment Funds (“私募投资基金信息披露管理办法”), and the Announcement of Several Issues in Further Regulating the Registration of Privately Raised Fund Managers (“关于进一步规范私募基金管理人登记若干事项的公告”), together with the “Administrative Measures for Privately Raised Funds”. Pursuant to the Administrative Measures for Privately Raised Funds, privately raised fund managers shall complete the filing of privately raised fund products within the prescribed time limit; they shall timely report any material changes and submit quarterly and annual reports and audited financial statements prior to the end of April each year. The Administrative Measures for Privately Raised Funds also sets out requirements for the qualifications of the management of privately raised fund management companies, and requirements for the formulation and implementation of internal control policies.

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

The AMAC promulgated the Measures on Registration and Filing of Privately Raised Investment Funds and three supporting Guidelines (“《私募投资基金登记备案办法》及3项配套指引”) on February 24, 2023, effective on May 1, 2023, and the Application Document List for Registration of Privately Raised Fund Managers (as amended in 2023) (“私募基金管理人登记申请材料清单（2023年修订）”) on April 7, 2023 in support of the aforesaid Measures on Registration and Filing of Privately Raised Investment Funds. The aforementioned regulations further specify the requirements for the management and operation of privately raised investment funds managers and privately raised investment funds. Such List has also repealed in part the Circular on Matters Concerning Registration/Filing of Privately Raised Fund Managers (“关于私募基金管理人登记备案工作相关事宜的通知”).

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

PRC Regulations Relating to Our Former Asset Management Services

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

The AMAC amended and renamed the Fund Manager Filing and Registration Rules into the Securities and Futures Institutions’ Investment Management Personnel Registration and Filing Rules(“《证券期货经营机构投资管理人员注册登记规则》”) on November 24, 2023, effective as of the same date. By such rules, investment management personnels are defined as fund managers and investment managers (i) in publicly raised fund managers responsible for management of publicly raised funds, (ii) in securities and futures institutions responsible for management of privately raised assets, (iii) in securities and futures institutions responsible for management of annuity, pension or social security fund investment, and (iv) actually performing such duties. Such rules shall also apply mutatis mutandis to investment management personnel in fund management company’s and securities company’s subsidiaries responsible for privately raised equity investment fund management business. In addition, specific provisions have been set out on registration, change and deregistration of fund managers, registration and deregistration of investment managers, as well as daily administration of and supervision on them. Such Rules repeals all prior rules in that regard.

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

he SAFE promulgated the Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (“关于改革外商投资企业外汇资本金结汇管理方式的通知”), hereinafter referred to as the “Circular 19”, effective on June 1, 2015, in replacement of the SAFE Circular 142 (the Circular on Improving Business Operating Issues Concerning the Administration of Foreign Exchange Payment and Settlement of Capital of Foreign-Invested Enterprises) (“关于完善外商投资企业外汇资本金支付结汇管理有关业务操作问题的通知”). According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans or the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Circular on Reforming and Regulating the Foreign Exchange Settlement Management Policy of Capital Account (“关于改革和规范资本项目结汇管理政策的通知”), hereinafter referred to as the “Circular 16”, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of the Circular 19 or Circular 16 could result in administrative penalties, which was amended by SAFE Circular on Further Deepening Reform and Facilitating Cross-border Trade and Investment (“国家外汇管理局关于进一步深化改革促进跨境贸易投资便利化的通知”), effective on December 4, 2023.

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

The PBOC Circular 9 does not supersede the Foreign Debts Administrative Measures. It provides a one-year transitional period from its promulgation date to foreign-invested companies, such as our WFOEs, which are permitted to choose their calculation method of foreign debt upper limit based on either the Foreign Debts Administrative Measures or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, the PBOC and the SAFE shall reevaluate the calculation method for foreign-invested companies and determine what the applicable calculation method shall be. On January 7, 2021, the PBOC and the SAFE issued the Circular on Adjusting Macro-Prudential Parameters for Enterprises’ Cross-Border Financing (“关于调整企业跨境融资宏观审慎调节参数的通知”), hereinafter referred to as the “Circular 5”, which sets out the macro-prudent adjustment parameters and a multiplier to decide the upper limit of outstanding cross-border financing an institution can have. The Circular 5 lowers the multiplier from 1.25 to 1. On October 25, 2022, the PBOC and SAFE jointly declared that the macro-prudential adjustment parameter for Enterprises’ Cross-Border Financing was adjusted from 1 back to 1.25. On July 20, 2023, the PBOC and the SAFE jointly declared that the macro-prudential adjustment parameter for Enterprises’ Cross-Boarder Financing was adjusted from 1.25 to 1.5. To further improve the comprehensive cross-border financing macro-prudential management, continue to increase the cross-border funding sources for enterprises and financial institutions, and guide them to optimize their asset-liability structure, the PBOC and SAFE have decided to increase the macro-prudential adjustment parameter for Enterprises’ Cross-Boarder Financing from 1.5 to 1.75, to take effect on January 13, 2025..

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

The SAFE Circular 37 was issued to replace the SAFE Circular 75 (the Circular on Relevant Issues Concerning Foreign Exchange Administration in Respect of Financing and Round-trip Investments by Domestic Residents through Overseas Special Purpose Vehicles (“关于境内居民通过境外特殊目的公司融资及返程投资外汇管理有关问题的通知”). The SAFE further enacted the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investment (“关于进一步简化和改进直接投资外汇管理政策的通知”), hereinafter referred to as the “SAFE Circular 13” effective on June 1, 2015, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of the SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. Such Circular has been repealed by the Circular of State Administration of Foreign Exchange on Repealing and Invalidating Five Regulatory Documents and Certain Provisions of Seven Regulatory Documents (“国家外汇管理局关于废止和失效5件外汇管理规范性文件及7件外汇管理规范性文件条款的通知”, which was promulgated and took effect on December 30, 2019) in part, namely: sections 1.5, 1.6, 1.10, 1.11, 1.12, 1.13, 1.14, 1.16, 1.17, 1.18 and 1.19 of the Annex (the Guideline to Foreign Exchange Operation in Relation to Direct Investment, (“直接投资外汇业务操作指引”) ) to said Circular.

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

On December 24, 2021, the CSRC promulgated the Administrative Provisions of the State Council on Overseas Offering and Listing of Securities by Domestic Enterprises (Draft for Comments) (“国务院关于境内企业境外发行证券和上市的管理规定（草案征求意见稿）”) and the Administrative Measures for Filing by Domestic Enterprises of Overseas Securities Issuance and Listing (Draft for Comments) (“境内企业境外发行证券和上市备案管理办法（征求意见稿）”), both of which have been integrated into the Provisional Administrative Measures on Overseas Offering and Listing of Securities by Domestic Enterprises (“境内企业境外发行证券和上市管理试行办法”) promulgated on February 17, 2023, which took effect on March 31, 2023. Thereafter, the CSRC promulgated seven Guidelines for Application of Regulatory Rules on Overseas Offering and Listing (“七项监管规则适用指引”) with immediate effect, hereinafter collectively referred to as the “Administrative Measures and Supporting Guidelines on Overseas Offering and Listing”. The Administrative Measures and Supporting Guidelines on Overseas Offering and Listing are mainly to (i) regulate domestic enterprises’ activities of overseas securities offering and listing, and (ii) facilitate domestic enterprises’ healthy development by utilizing overseas capital markets in compliance with laws and regulations. The Administrative Measures and Supporting Guidelines on Overseas Offering and Listing mainly comprise: (i) implementing unified filing requirements for direct and indirect securities offering and listing by domestic enterprises; specifying overseas securities offering and listing by domestic enterprises governed by these Administrative Measures; setting up a negative list administration mechanism; setting no extra thresholds and conditions for overseas listing other than those express negative conditions such as prohibition by law, possibility to endanger national security, the enterprise or its controlling shareholder (actual controller) being involved in crime material breach of law or material irregularity, shareholding of controlling shareholder (or the shareholder controlled by controlling shareholder or actual controller) under material title dispute, and so forth; (ii) specifying filing requirements, including the subject, timing and procedure of filing; (iii) reinforcing regulatory concertation by establishing overseas offering and listing of securities regulatory concertation mechanism, improving cross-border securities regulatory cooperation arrangements, and establishing filing information notification and other mechanisms; (iv) specifying legal liabilities for failure to comply with the filing requirements, false filing materials and other illegal or irregular acts and raising the costs of illegal or irregular acts; and (v) increasing systemic flexibility, i.e. relaxing circumstance specific restrictions (such as those under the circumstances of stock option incentive and shares issued to purchase assets) on persons receiving shares issued in the event of direct offering and listing overseas, relaxing currency restrictions to allow fund raising and dividend distribution in RMB; further facilitating “full circulation” by allowing holders of domestic non-listed shares in domestic enterprises directly listed overseas to, upon registration, convert such shares into overseas floating shares.

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

On December 6, 2024, the State Council promulgated the State Council Decision on Amending and Repealing Certain Administrative Regulations（“国务院关于修改和废止部分行政法规的决定”）, whereby the Implementation Rules on the Enterprise Income Tax Law of the People’s Republic of China was amended for the second time, effective as of January 20, 2025. Such amendment has: (i) changed the term “science and technology” under Section 93.2 of the original Implementation Rules into “industry and information technology, science and technology”, and (ii) expressly provided that recognition of high-tech enterprises shall be subject to collaborative management of industry and technology, science and technology, financial, taxation and other departments, so as to improve transparency and efficiency

Value-Added Tax

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

On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the Value-added Tax Law of the People’s Republic of China (“中华人民共和国增值税法”) by Order of the President of the People’s Republic of China No.41. The Law is to take effect on January 1, 2026 and the Interim Value-added Tax Regulation of the People’s Republic of China is to be repealed in the meantime. Entities and individuals (including individual businesses) engaged in the sale of goods, services, intangible assets, or real estate (hereinafter “taxable transactions”) within the territory of the People’s Republic of China (hereinafter “within China”), or in the importation of goods, shall be considered VAT taxpayers and shall pay VAT in accordance with the Law. The Law has (i) categorized taxable transactions, deemed taxable transactions and non-taxable transactions, (ii) prescribed different VAT rates (not exceeding 13%) for various transactions, (iii) expressly provided for tax payable, tax preferences, collection and administration, among other things, and (iv) provided for taxpayers’ obligation to issue and use VAT invoices in accordance with the law. VAT invoices include paper invoices and electronic invoices. Electronic invoices carry the same legal force as paper invoices. The State actively promotes the use of electronic invoices. Taxpayers, withholding agents, as well as tax authorities and their staff members who are found in violation of this Law shall be held legally liable in accordance with the Law of the People’s Republic of China on the Administration of Tax Collection, and relevant laws and administrative regulations.

Stamp Duty

On August 6, 1988, the People’s Republic of China Interim Regulations on Stamp Duty (“印花税暂行条例”), hereinafter referred to as the “Stamp Duty Regulations”), was promulgated by the State Council of China and amended on January 8, 2011. The Stamp Duty Regulations stipulate that entities and individuals should pay stamp duty when writing or receiving contracts and transferring documents. The Stamp Duty Regulations also stipulate that entities and individuals should pay stamp tax on business account books and rights, licenses and other taxable documents in China.

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

The Ministry of Finance, the SAT and the NDRC jointly promulgated the Circular of Tax Policy Issues concerning Deepening Implementation of the Western Development Strategy (“关于深入实施西部大开发战略有关税收政策问题的通知”) on July 27, 2011, which took effect on July 1, 2011 and were amended on April 23, 2020. Under these regulations the enterprise income tax on an enterprise in an encouraged industry established in Western China shall be paid at a reduced rate of 15%, instead of the statutory enterprise tax rate of 25%, including foreign-invested enterprises. This incentive was first implemented in 2011 for 10 years, and has been extended to 2030. To qualify, enterprises must have 60% or more of their revenue from major businesses within the Catalogue of Encouraged Industries in Western Region. Fanhua Lianxing Insurance Sales Co., Ltd. (“Lianxing”), which is the holding vehicle of our life insurance operations, was qualified for west development taxation preference and were subject to an income tax rate of 15% as of June 30, 2025.

PRC Regulations Relating to Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Provisions on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“关于外国投资者并购境内企业的规定”), hereinafter referred to as the “M&A Rules”, which took effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among others, requires offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain approval of the CSRC prior to having their securities listed on an overseas stock exchange. On September 21, 2006, the CSRC published a Circular specifying the documents and materials required when applying for the CSRC approval.

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

On July 31, 2025, the Supreme People’s Court promulgated the Interpretation of the Supreme People’s Court on Issues Concerning the Application of Law in the Trial of Labor Dispute Cases (II) (“最高人民法院关于审理劳动争议案件适用法律问题的解释（二）”), effective on September 1, 2025, laying down express adjudicating principles for certain labor dispute issues. In particular: if an employer and an employee agree that social insurance premiums do not need to be paid, or if an employee promises the employer as much, the people’s court shall find such an agreement or promise invalid. As of the effective date, if an employer fails to pay social insurance premiums for an employee for whatever reason, it shall be found in breach of law.

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

 As the PRC government continues to focus on the supervision of cyber security, data security and protection of personal information, we could be subject to evolving laws and regulations in these regards that could affect how we collect, store, process and use data. On December 28, 2021, the CAC promulgated the Measures for Cyber Security Review (2021) (“网络安全审查办法”), hereinafter referred to as the “Measures”, which took effect on February 15, 2022 and replaced the Measures for Cyber Security Review (2020). The Measures, among others, stipulates that if an operator possesses personal information of over one million users and intends to be listed in a foreign country, it must be subject to the cyber security review by the CAC. The cyber security review, among others, will evaluate the potential risks of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after the overseas listing of an operator. In addition, the Measures for Security Assessment of Cross-Border Data Transfer (“数据出境安全评估办法”) was promulgated by the CAC on July 7, 2022 and took effect on September 1, 2022, which specifies the government security review procedure for the transfer of a wide range of data out of the territory of China. The measures for the first time clarify the threshold for being treated as a massive personal information processor to be: (i) a personal information processor holding over one million users which transfers personal information out of the territory of China, or (ii) a personal information processor which transfers accumulatively personal information of more than 100,000 users out of the territory of China or accumulatively sensitive personal information of more than 10,000 users. Massive personal information processors would be required to apply for CAC’s security review of cross-border data transfer with the provincial cyberspace administration. Before personal information processors can transfer data out of the territory of China, they are required to conduct an internal risk assessment, regardless of whether they are subject to the CAC security review. On August 31, 2022, the Guidance on Security Assessment Declarations of Cross-Border Data Transfer (Version 1) (“数据出境安全评估申报指南（第一版）”) was promulgated by CAC, with immediate effectiveness on the same date, which regulates for the first time the security assessment declarations of cross-border data transfer. On January 1, 2025, the CAC promulgated the Administrative Regulations on Cyber Data Security(“网络数据安全管理条例（征求意见稿）”) effective immediately, which applies to the processing of personal and organizational data out of the territory of China, under the following circumstances: (i) for the purpose of providing products or services in the PRC; (ii) conducting analysis and evaluation of domestic individuals and organizations; (iii) processing of important domestic data; or (iv) other circumstances provided by laws and administrative regulations. The regulations classify data into three categories–general data, important data and core data. Data processors that transfer data collected and generated in the PRC outside of the territory of China are required to prepare a data security assessment report to the local cyberspace administration if (i) the data to be transmitted outside of the territory of China include important data, (ii) critical information technology infrastructure operators or data processors holding over one million users transfer data outside the territory of China, or (iii) other circumstances that the CAC deems necessary. Meanwhile, a data processor that transfers personal information and important data out of the territory of China shall report to the local cyberspace administration of the followings in the past calendar year: (i) the identities and contact information of all data receivers, (ii) the types, quantities and purposes of the transmitted data, (iii) the locations and periods of storage as well as the scope and method of use of the transmitted data, (iv) user complaints and the corresponding treatments related to the transmitted data, (v) violation of data security and the corresponding treatments related to the transmitted data, (vi) the re-transmission of the transmitted data, and (vii) other circumstances that the CAC deems necessary. A maximum of RMB10,000,000 would be imposed on offending data processors under the regulations.

The CSRC promulgated the Administrative Measures for Cybersecurity and Information Security in the Securities and Futures Industry (“证券业网络和信息安全管理办法”) on February 27, 2023, which took effect on May 1, 2023. The aforementioned Measures impose cybersecurity administration requirements for various kinds of entities in the securities and futures industry: requiring certain entities to establish comprehensive network and information protection systems and clarifying requirements on data and information system backups and regularized pressure tests. Provisions are also made on information protection mechanism and other matters.

On March 22, 2024, the CAC promulgated the Provisions on Facilitating and Regularizing Cross-border Data Transfer(“《促进和规范数据跨境流动规定》”), effective on the same date. The Provisions expressly set forth the conditions for exemption from declaration for cross-border data transfer security assessment, conclusion of personal information cross-border transfer standard contract, and undergoing personal information protection certification; the conditions for outbound data transfer to be declared for cross-border data transfer security assessment through local provincial cyberspace administration authority and by the Cyberspace Administration of China are set out as follows: (i) a critical information infrastructure operator is to transfer outbound personal information or important data; or (ii) a data processor other than a critical information infrastructure operator is to transfer outbound important data or (x) over 1,000,000 personal information (not including sensitive personal information), or (y) over 10,000 sensitive information in accumulation since January 1 of the current year. Where Articles 3, 4, 5 or 6 provide otherwise, such Articles shall prevail. The cross-border data transfer security assessment certification shall remain effective for three years commencing from its issuance date; within six months prior to its expiration, renewal application can be filed by law for another three-year effective period. In the event of any conflict between such the Measures for Security Assessment of Cross-Border Data Transfer promulgated on July 7, 2022 (by the Cyberspace Administration of China order 11) or the Measures for the Standard Contract for Cross-border Transfer of Personal Information promulgated on February 22, 2023 (by the Cyberspace Administration of China order 13), such Provisions shall prevail.

On January 4, 2024, the National Technical Committee 260 on Cybersecurity of Standardization Administration of China promulgated the Circular on Draft for Comment of the National Standards - Information Security Technology and Administration System Requirements(“关于国家标准<信息安全技术 信息安全管理体系要求>征求意见稿征求意见的通知》”). Such National Standards encompasses ten chapters and one schedule: the first three chapters define its general factors of scope, normative reference documents, and terms and definitions; the chapters from 4 onward set out its main technical contents of organizational environment, leadership, planning, support, operation, performance appraisal and improvement; and Schedule A sets out the information security control measures required by the information security manage system under Standard GB/T22081. Implementation of such standards, aims at (i) rendering the various organizations to maintain confidentiality, completeness and availability of organizational information through the application of risk management process, assisting the organizations in efficiently managing information security risks, and improving the organizations’ information security management competency; and (ii) guiding the certification bodies in their ISMS certification work and advancing certifications mutual recognition between domestic and foreign certification bodies.

On December 31, 2023, the Ministry of Finance promulgated the Guidance on Reinforcing Data Assets Management(“关于加强数据资产管理的指导意见”), aiming at regularizing and reinforcing data assets management and better facilitating digital economy development. The Guidance sets out main tasks of data assets management administration: to manage data assets by laws and regulations, to clarify rights and obligations in relation to data assets, to perfect the standards in relation to data assets, to reinforce management of data assets application, and so forth. It also articulates that, where the right-holder of public data assets is to make available to the public such data assets, security management and availability system mechanisms shall be established. It is encouraged to explore various data assets development and exploitation modes in data enrichment industries of finance, traffic, medical care, energy, industrial, telecommunication, and so forth.

On February 28, 2025, the State Administration for Market Regulation and the National Standardization Administration Committee promulgated the Cyber Security Technology AI Generated/Synthesized Content Labelling Methods (National Standard of the People’s Republic of China GB45438—2025)（“网络安全技术人工智能生成合成内容标识方法（中华人民共和国国家标准（GB45438—2025）”）.

On March 7, 2025, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the National Radio and Television Administration promulgated the AI Generated/Synthesized Content Labelling Measures（“人工智能生成合成内容标识办法”）, effective on September 1, 2025. The Measures expressly provides that: (i) AI generated/Synthesized contents mean texts, images, audios, videos, virtual scenes and other information generated or synthesized with AI technology; (ii) ICP shall add label when generating or synthesizing such contents to ensure that users can identify them as AI generated contents; (iii) labels can be explicit or implicit: explicit labels are presented in the forms of texts, sounds, graphics and so forth and convenient for the users to perceive, while implicit labels are embedded into file data by technological means and not easy to be perceived by users; (iv) addition of explicit and implicit labels to so generated/synthesized contents are required; and (v) violation of the Measures shall be dealt with by cyberspace administration, telecommunication, public security, radio and television administration and other competent authorities in accordance with the relevant laws, regulations and departmental rules.

In line with such mandatory national standard and the Measures, the National Cyber Security Standard Technology Committee promulgated the Cyber Security Standard Practice Guideline – AI Generated/Synthesized Contents Labelling Service Provider Coding Rules（“网络安全标准实践指南——人工智能生成合成内容标识 服务提供者编码规则”） on March 14, 2025 and six cyber security standard practice guidelines on August 28, 2025, namely: the AI Generated/Synthesized Contents Labelling Methods – File Metadata Implicit Labelling For Videos, the AI Generated/Synthesized Contents Labelling Methods – File Metadata Implicit Labelling For Texts, the AI Generated/Synthesized Contents Labelling Methods – File Metadata Implicit Labelling For Images, the AI Generated/Synthesized Contents Labelling Methods – File Metadata Implicit Labelling For Audios, the AI Generated/Synthesized Contents Labelling Methods – File Metadata Implicit Labelling Safety Protection Technical Guideline and the AI Generated/Synthesized Contents Labelling Methods – Testing – Party One: Framework. The aforesaid Coding Rules and six documents have provided references to generating/synthesizing service providers and contents dissemination service providers in their AI generated/synthesized contents file metadata implicit labelling activities and generated/synthesized contents testing activities.

PRC Regulations Relating to Internet Privacy

In recent years, PRC government authorities have enacted laws and regulations on Internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services (“互联网信息服务管理办法”) prohibits ICP service operators from insulting or slandering a third-party or infringing upon the lawful rights and interests of a third-party. Under the Several Provisions on Regulating the Market Order of Internet Information Services (“规范互联网信息服务市场秩序若干规定”) promulgated by the MIIT in 2011, an ICP service operator may not collect any user’s personal information or provide any such information to third-parties without the consent of the user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user’s personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in the case of any leak or likely leak of the users’ personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunication regulatory authority. In addition, pursuant to the Decision on Strengthening Network Information Protection (“关于加强网络信息保护的决定”) promulgated by the SCNPC in December 2012 and the Regulations on Protecting Personal Information of Telecommunications and Internet Users (“电信和互联网用户个人信息保护规定”) promulgated by the MIIT in July 2013, any collection and use of users’ personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Furthermore, in June 2016, the State Internet Information Office issued the Administrative Regulations on Mobile Internet Application Information Services (“移动互联网应用程序信息服务管理规定”), which took effect on August 1, 2016, to further strengthen regulation of the mobile application information services. Pursuant to these provisions, owners or operators of mobile Internet applications providing information services are required to be responsible for information security management, to establish and improve the protective mechanism for user information, to observe the principles of legality, rightfulness and necessity, and to expressly state the purpose, method and scope of, and obtain users’ consent to, the collection and use of users’ personal information. In addition, the new Cyber Security Law also requires network operators to keep users’ personal information that they have collected in strict confidentiality and to establish and improve their user information protective mechanisms. On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR promulgated the Method for Identifying Illegal Collection and Use of Personal Information Through App (“App违法违规收集使用个人信息行为认定方法”), which provides guidance for regulatory authorities to identify the illegal collection and use of personal information through mobile apps, for app operators to conduct self-examination and self-correction, and for other participants to voluntarily monitor compliance.

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

On February 12, 2025, the Cyberspace Administration of China promulgated the Administrative Measures for Personal Information Protection Compliance Audits（“个人信息保护合规审计管理办法”), effective on May 1, 2025. The Measures expressly provides that (i) a personal information processor that processes the personal information of more than 10 million individuals shall carry out a personal information protection compliance audit at least once every two years; (ii) a personal information processor that processes the personal information of 1 million individuals or more shall appoint a personal information protection officer to be responsible for the processor’s personal information protection compliance audits; (iii) personal information processors that provide important internet platform services, have a large user base, and operate a complex type of business shall establish an independent body that is primarily composed of external members, to supervise personal information protection compliance audits; (iv) professional organizations shall have the capability to conduct personal information protection compliance audits and shall comply with laws and regulations; (v) the same professional organization and its affiliated entities, as well as the same compliance audit officer, shall not conduct more than three consecutive personal information protection compliance audits for the same auditee; and (vi) any violation of these Measures by a personal information processor or a professional organization shall be dealt with in accordance with the Personal Information Protection Law of the People’s Republic of China, the Regulations on Network Data Security Management, and other laws and regulations, and any such violation that constitutes a criminal offense shall be investigated for criminal liability in accordance with the law.

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

We currently conduct our insurance agency business in mainland China primarily through our wholly-owned subsidiary Fanhua Group Company and its subsidiaries. We had historically conducted our online insurance distribution and wealth management business through contractual arrangements with the consolidated VIEs until December 2024 and September 2025, respectively.

Historical Contractual Arrangements

Prior to the disposal of our wealth management segment in September 2025 and AIFU’s disposal of its online insurance distribution business in December 2024, our contractual arrangements with the consolidated VIEs were subject to risks associated with our corporate structure. Instead of direct ownership, we consolidated and received the economic benefits of the VIEs’ business operations under the U.S. GAAP until the disposal of the consolidated VIEs.

The historical VIE agreements between Puyi Consulting, Puyi Bohui and its subsidiaries and with the individual nominee shareholder consisted of (i) an exclusive technical and consulting services agreement; (ii) power of attorney; (iii) an equity interest pledge agreement; and (iv) an exclusive option agreement. These contractual arrangements enabled us to consolidate the VIEs’ operations and financial results and receive substantially all of the economic benefits from their business operations. Any reference to control or benefits that accrued to us because of the consolidated VIEs was limited to and subject to conditions we had satisfied for consolidation of the consolidated VIEs under U.S. GAAP. These contractual arrangements were terminated in connection with the disposal of the wealth management segment. The following is a summary of the contractual arrangements:

Agreements that Enabled Us to Consolidate the Operations and Financial Results of Puyi Bohui and Its Subsidiaries

Powers of Attorney. On September 6, 2018, Mr. Yu Haifeng and Ms. Yang Yuanfen, shareholders of Puyi Bohui, each executed a Power of Attorney in favor of Puyi Consulting and Puyi Bohui, pursuant to which both shareholders of Puyi Bohui irrevocably authorize and constitute Puyi Consulting as their attorney-in-fact to exercise on the shareholders’ behalf any and all rights that shareholders of Puyi Bohui have in respect of their equity interests in Puyi Bohui, including but not limited to: (i) attending shareholders’ meetings; (ii) exercising all the shareholder’s rights and shareholders’ voting rights that the shareholders are entitled to under the PRC laws and the Articles of Association of Puyi Bohui, including the sale, transfer, pledge or otherwise disposition of shares in part or in whole; and (iii) designating and appointing on behalf of the shareholders the legal representative, the executive director and/or director, supervisor, the chief executive officer and other senior executives of Puyi Bohui. Both of the Powers of Attorney came into effect on September 6, 2018. Subsequent to the execution of the Power of Attorney, Puyi Consulting duly purchased Ms. Yang Yuanfen’s 0.96% equity interest in Puyi Bohui by exercising its exclusive option on June 30, 2022, rendering her Power of Attorney void from that date. Mr. Yu Haifeng’s Power of Attorney remained effective until September 2025, when all contractual arrangements, including this Power of Attorney, were terminated in connection with the disposal of Puyi Bohui and its subsidiaries.

Equity Interest Pledge Agreement. Under the Equity Interest Pledge Agreement dated September 6, 2018, each of the shareholders of Puyi Bohui agreed to pledge all of his or her equity interest in Puyi Bohui to Puyi Consulting to guarantee the performance of Puyi Bohui’s obligations under the Exclusive Technical and Consulting Services Agreement Since Puyi Consulting duly purchased Ms. Yang Yuanfen’s 0.96% equity interest in Puyi Bohui by exercising its exclusive option under the Exclusive Option Agreement on June 30, 2022, this agreement became void for Ms. Yang Yuanfen while remained effective for Mr. Yu Haifeng until September 2025. Under the terms of this agreement, if Puyi Bohui or Mr. Yu Haifeng had breached its/his contractual obligations under the Exclusive Technical and Consulting Services Agreement, Puyi Consulting, as the pledgee, would have been entitled to certain rights, including but not limited to, the right to collect dividends generated from the pledged equity interest.Mr. Yu Haifeng also agreed that upon occurrence of any event of default, as set forth in the Equity Interest Pledge Agreement, Puyi Consulting would be entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. Mr. Yu Haifeng agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interest in Puyi Bohui without prior written consent of Puyi Consulting. The pledge by Mr. Yu Haifeng came into effect on such date when the pledge of the Equity Interest contemplated herein was registered with relevant administration for industry and commerce and would remain effective until all payments due under the Exclusive Technical and Consulting Agreement had been fulfilled by Puyi Bohui or upon the transfer of equity interest under the Exclusive Option Agreement entered into among the parties to this agreement. This agreement, along with all other related contractual arrangements, was terminated in September 2025 in connection with the disposal of Puyi Bohui and its subsidiaries. Consequently, the pledge is no longer in effect and all associated obligations have been discharged.

Agreement that Allowed Us to Receive Economic Benefits from Puyi Bohui

Exclusive Technical and Consulting Services Agreement. On September 6, 2018, Puyi Consulting entered into an Exclusive Technical and Consulting Services Agreement with Puyi Bohui to enable Puyi Consulting to direct substantially all of the assets and business of Puyi Bohui and receive 100% of the net income of Puyi Bohui before Enterprise Income Tax. Under this agreement, Puyi Consulting had the exclusive right to provide Puyi Bohui with comprehensive business support, technical and consulting services and other services in relation to the principal business during the term of this agreement by utilizing its own advantages in management consulting, technology and information. The agreement also permitted Puyi Consulting or any other party designated by Puyi Consulting to enter into further technical and consulting service agreements with Puyi Bohui specify the contents, manner, personnel, and fees for the specific consulting service. This agreement came into effect on September 6, 2018..It was terminated in September 2025 in connection with the disposal of Puyi Bohui and its subsidiaries, which constituted the complete legal transfer of the equity interests and assets of Puyi Bohui. Consequently, all obligations under this agreement have been fully discharged.

Exclusive Option Agreement. Puyi Bohui and its shareholders entered into an Exclusive Option Agreement with Puyi Consulting on September 6, 2018. Under the Exclusive Option Agreement, the nominee shareholders of Puyi Bohui, Mr. Yu Haifeng, irrevocably granted Puyi Consulting (or its designee) an irrevocable and exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of his equity interests in Puyi Bohui. According to the Exclusive Option Agreement, the purchase price for any such transfer would be amounts permitted by applicable PRC Law at the time of the transfer. The Exclusive Option Agreement came into effect on September 6, 2018. The agreement, along with all rights and obligations pertaining to the remaining equity interest, was permanently terminated in September 2025 in connection with the disposal of Puyi Bohui and its subsidiaries to an unrelated third party. Consequently, the option is no longer in effect.

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

In the opinion of ETR Law Firm, our PRC legal counsel, i) the historical direct and indirect controlling equity ownership structures of our subsidiaries and our consolidated VIEs in China complied with all existing PRC laws and regulations; ii) the historical contractual arrangements among Puyi Consulting, Puyi Bohui and Mr. Yu Haifeng, governed by PRC laws or regulations were valid, binding and enforceable, and did not result in any violation of PRC laws or regulations currently in effect; and iii) the historical business operations of our PRC subsidiaries and our consolidated VIEs complied in all material respects with existing PRC laws and regulations.

Prior to December 27, 2024, due to restrictions on foreign ownership in value-added telecommunications businesses, AIFU operated its internet-based insurance distribution business in China through AIFU’s Former VIEs, namely Xinbao Investment and RONS Technologies, and their subsidiaries. AIFU relied on a series of contractual arrangements among its wholly-owned PRC subsidiaries, these VIEs, and their individual nominee shareholders to control their business operations.

In December 2024, AIFU completed a share exchange transaction with BGM, transferring the beneficial ownership of Xinbao Investment and RONS Technologies to BGM in exchange for BGM shares. All historical contractual arrangements with these entities were terminated upon completion of this transaction.

Because of its historical contractual arrangements with Xinbao Investment, RONS Technologies and their subsidiaries and their individual nominee shareholders, AIFU was the primary beneficiary of Xinbao Investment and RONS Technologies and their subsidiaries and AIFU consolidated their financial results into its consolidated financial statements accordingly prior to December 2024.

In the opinion of Hai Run Law Firm, AIFU’s PRC legal counsel:

●	both the direct and indirect controlling equity ownership structures of its subsidiaries and AIFU’s Former VIEs in China did not violate the existing PRC laws and regulations;
●	The historical contractual arrangements among its PRC subsidiaries, Xinbao Investment, RONS Technologies, their subsidiaries, and their individual shareholders governed by PRC law were valid, binding and enforceable, and did not result in any violation of PRC laws or regulations currently in effect; and

●	the business operations of its PRC subsidiaries and former consolidated VIEs complied in all material respects with existing PRC laws and regulations.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel and AIFU’s PRC legal counsel.

It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide and whether they would be applied retroactively. If the PRC government were to find that the historical contractual agreements that established the structure for the operation of the consolidated VIEs did not comply with PRC government restrictions on foreign investment, we could be subject to severe penalties including fines, for past operations. Such a finding could also result in a requirement to restate our historical financial statements for the periods during which the VIEs were consolidated. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — If the PRC government were to find that the agreements that establish the structure for operating our businesses in China did not comply with PRC regulations, or if these regulations or the interpretations of existing regulations were to change and be appllied retroactively, we could be subject to severe penalties or be forced to relinquish the historical economic beneficts we derived from those operations.” In addition, although these VIE agreements have been widely adopted by PRC companies, such agreements have never been tested in a court of law in China. This legal uncertainty creates a risk of retrospective regulatory action, even though the operational structures themselves have been terminated.

The VIE contractual arrangements were governed by PRC laws and provided for the resolution of disputes through arbitration in China. For additional information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We historically relied on contractual arrangements with the consolidated VIEs and their respective individual nominee shareholders for a portion of our China operations, which may not have been as effective as ownership in directing operational activities of the consolidated VIEs and may still subject to retrospective penalties.” Such arbitration provisions have no effect on the rights of our shareholders to pursue claims against us under U.S. federal securities laws.

Periodic Reporting and Audited Financial Statements

Maase has registered its securities under the Securities Exchange Act of 1934 and has reporting obligations, including the requirement to file annual reports with the SEC. In accordance with the requirements of the Securities Exchange Act of 1934, Maase’s annual reports shall contain financial statements audited and reported on by Maase’s independent registered public accounting firm.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements. In addition, we will not be required under the Exchange Act to file current reports with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

D. Property and Equipment.

Our principal executive offices are located in leased office space at 12F, Block B, Longhu Xicheng Tianjie, No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu, Sichuan Province, People’s Republic of China. This office has a gross floor area of approximately 500 square meters. Office space leased by Maase’s subsidiaries was approximately 900 square meters as of June 30, 2025. Office space leased by AIFU, including its headquarter, was approximately 35,000 square meters as of June 30, 2025.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts in this annual report on Form 20-F. The discussion and analysis about the fiscal year ended June 30, 2024, including year-to-year comparison between the fiscal years ended June 30, 2023 and 2024, are not included in this annual report. For details of such information, see “Item 5. Operating and Financial Review and Prospects” in the our 2024 annual report.

A. Operating Results

Overview

Maase is a diversified holding company. For the fiscal year ended June 30, 2025, our operations consisted of (i) our controlling interest in AIFU, a provider of insurance distribution services, and (ii) our directly operated wealth management services business.

In January 2025, our subsidiary, AIFU, disposed of its entire ownership interest in the operating entity of its claims adjusting segment. This sale represented a strategic shift with a major effect on our operations and financial results. Accordingly, the claims adjusting segment has been presented as discontinued operations and excluded from both continuing operations and segment results for all periods presented throughout this annual report. The consolidated statements of operations for the years ended 2023 and 2024 have been restated to conform to this presentation.

Subsequent to the fiscal year-end, in September 2025, we disposed of the operating entity of our wealth management services business. The results of this segment will be presented as discontinued operations in our future financial statements.

Furthermore, in July 2025, we expanded into the health industries through the acquisition of Carve Group, which holds interests in a premium wild ginseng resource holder and a bird’s nest biotech company. In October, we expanded into the smart-technology solutions space through the acquisition of Real Prospect. These acquisitions mark significant new strategic directions for the Company.

For the fiscal year ended June 30, 2025, we had two reporting segments from continuing operations: (1) insurance agency segment, which mainly consists of providing agency services for life insurance products and non-life insurance products to individual clients, and (2) wealth management service segment, under which we provide publicly-raised fund products and privately-raised fund products.

The insurance agency business, conducted through AIFU, is our largest business segment. Insurance agency segment primarily covers distribution of life insurance products and non-life insurance products to individuals and to a lesser extent commercial line of property insurance products to corporate clients. The commissions and fees we receive from the distribution of insurance products are based on a percentage of the premiums paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the insurance products are sold. We typically receive payment of the commissions and fees from insurance companies for insurance products on a monthly basis. Some of the fees are paid to us annually or semi-annually in the form of additional performance bonuses after we achieve specified premium volume or policy renewal goals as agreed upon between the insurance companies and us.

For claims adjusting services which were discontinued in January 2025, we were compensated primarily by insurance companies. The fees we received for our claims adjusting services depended on the types of insurance products involved. For services provided in connection with marine cargo insurance, our fees were charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For claims adjusting services related to auto insurance, individual accident insurance and health insurance, our fees were generally fixed on a per claim basis, or in some cases, on a per head basis. These fees were typically paid to us on a quarterly basis. For services provided in connection with other non-life, our fees were calculated as a percentage of the recovered amount from insurance companies plus travel expenses. We typically received payment for these fees on a semi-annual or annual basis.

For the fiscal year ended June 30, 2025, for wealth management services, we charged almost all financial product issuers distribution commissions calculated as a percentage of the amount of products distributed by us, as well as management commissions calculated based on pre-agreed contracts with the fund managers, and specifically, earn performance-based fees mainly from the issuers of certain privately raised fund products that we distributed.

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

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by the following company-specific factors:

●	business mix;

●	business relationship with important business partners;

●	premium rate levels and commission and fee rates;

●	the quality and productivity of our sales agents and financial advisors;

●	successful implementation of our growth strategies;

●	commission rates for individual sales agents and seed clients; and

●	seasonality.

Business Mix

Our business mix has undergone significant change in the past two years. Following the acquisition of controlling interests in AIFU in December 2023, the insurance agency business became our largest source of revenue, followed by the insurance claims adjusting business and our directly-operated wealth management business. In January 2025, AIFU disposed of the entirety of its equity interest in FHISLA, the operating entity of the claims adjusting business segment and ceased offering claims adjusting services. Accordingly, the results of the claims adjusting segment are presented as discontinued operations and all prior periods have been restated.

Subsequent to the year-end, in September 2025, we disposed of our directly operated wealth management services business. The results of this segment will be presented as discontinued operations in our future financial statements. As a result, our revenue, net profit, profit margins, and other aspects of our future results of operations will be primarily affected by the success of the insurance agency segment and our new investment in the health and rare herbal medicine resources sector.

●

Insurance Agency Segment. Our largest segment by revenue, the insurance agency segment, provides a broad range of life and health and non-life insurance products to individual customers. As revenues derived from our insurance brokerage business accounted for approximately 93.1% of our total net revenues in the fiscal year of ended June 30, 2025, those revenues were also recorded as non-life agency revenues.

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

The non-life insurance policies we distribute primarily consist of individual accident insurance, indemnity medical insurance, travel insurance, and homeowner insurance, as well as commercial property insurance, liability insurance, cargo insurance, construction and erection insurance that we offer through our insurance brokerage firm. These non-life insurance policies we distribute are typically for a one-year term, with a single premium payable at the beginning of the term. As a result, the insured has to purchase new policies through us every year. Accordingly, we receive a single commission or fee for each property and casualty policy we distribute. The gross margin derived from our non-life insurance business is typically lower than that of our life insurance business. We expect revenues from our non-life business as a percentage of our total net revenues to remain stable over the next few years.

●

Claims Adjusting Segment (Discontinued since January 2025). The fees we received for our claims adjusting services were calculated based on the types of insurance products involved. For services provided in connection with property and casualty insurance (other than marine cargo insurance and automobile insurance), our fees were calculated as a percentage of the recovered amount from insurance companies plus travel expenses. For services provided in connection with marine cargo insurance, our fees were charged primarily on an hourly basis and, in some cases, as a percentage of the amount recovered from insurance companies. For services provided in connection with auto insurance, individual accident insurance and health insurance, our fees were generally fixed and the amounts collected were based on the types of services provided. In some cases, our fees were charged based on the number of claims adjustors involved in providing the services. We paid our in-house claims adjustors a base salary plus a commission calculated based on a small percentage of the service fees we receive from insurance companies or the insured. This segment was disposed of in January 2025 and its results are presented as discontinued operations for all periods presented in this report.

●

Wealth Management Services Segment (discontinued since September 2025). The composition and level of revenues that we derived from wealth management services were affected by the type of products we distribute, as the product type determines the fee rates of one-time commissions we can receive from the wealth management products we distribute. Our products distributed under our wealth management services can be broadly categorized into (i) publicly raised fund products and (ii) privately raised securities investment fund products. A significant change in the composition of the type of funds we distribute will affect our revenue, cost of sales and gross margin.

Publicly raised fund products. Starting from 2019, we have strategically devoted significant resources to publicly raised fund products including developing and distributing portfolios of publicly raised fund products. After years of accumulation of individual clients, we strategically switched our focus to attract institutional clients by optimizing the efficiency of our core transaction system, increasing the awareness of our brand and reputation, and diversifying our product offerings. The transaction value contributed by institutional clients reached RMB229.0 billion for the fiscal year ended June 30, 2025 as compared to RMB21.5 billion for the fiscal year ended June 30, 2024.

Privately raised fund products. 7.2% of our wealth management services revenue was derived from privately raised fund products for the fiscal year ended June 30, 2025. The distribution commission fees were calculated by multiplying a pre-agreed charge rate with the amount of products distributed. For the fiscal year ended June 30, 2025, our net revenues from the privately raised fund products, decreased to RMB3.9 million (US$0.5 million) for the fiscal year ended June 30, 2025 from RMB9.6 million for the fiscal year ended June 30, 2024. Net revenues from these products have fluctuated based on market conditions and performance-based fees. We also offer certain other services including asset management services and family office services such as trusting consulting services in order to benefit from the huge business potentials from affluent and high net worth families’ demand for wealth management services. Net revenues from other services, including asset management services, were not significant for the fiscal year ended June 30, 2025. This segment was disposed of in September 2025 and its results will be presented as discontinued operations in future financial periods.

Business Relationship with Important Product Providers

We derive significant revenue from a small number of insurance company partners. For example, Sinatay accounted for 10.1% of our total net revenues for the fiscal year ended June 30, 2025. As a result, any significant changes to our business relationship with these important product providers could have a material impact on our revenue and profit.

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

In recent years, due to the decline in the interest rate of banking products in recent years, China’s insurance regulator has been implementing rules to adjust the pricing rate of life insurance products and has implemented a commission cap to the commission rate paid by insurance companies to insurance agencies and brokers like us in order to protect insurance companies from interest spread loss which has led to significant decline in our commission income and adversely affect our results of operations. If further cut in commission rates are imposed by the regulator, our results of operations could be further adversely impacted.

Similarly, in our wealth management services, prior to its disposal, we derived a majority of our revenues from distribution commissions and performance-based fees from wealth management services, and management fees and carried interest from the funds that we manage. The relative fee rates were negotiated between us and third-party product providers or the investors and vary from product to product.

The Quality and Productivity of our Sales Agents

The quality and productivity of our sales agents significantly impact our financial results. A substantial portion of our insurance sales comes from individual agents, with top performers driving the majority of sales. Recruiting and retaining these high-performing agents, especially Million-Dollar-Roundtable members, is crucial for our growth. Similarly, our financial advisors are vital for marketing our wealth management products and maintaining client relationships. Failing to retain these essential personnel could adversely affect our business. As competition for skilled sales agents intensifies, we may need to offer higher compensation, increasing our operating costs and reducing profitability. Training new agents adds to our expenses, further impacting profitability.

Despite these challenges, we aim to build a platform to enhance our sales agents’ skills and productivity. This strategy requires continuous investment in personnel and systems. We expect these initiatives to drive growth, but inadequate execution could negatively affect our financial performance.

For the fiscal year ended June 30, 2025, prior to its disposal, our wealth management services utilized a seed client sales channel. The number of our seed clients was approximately 19,000 as of June 30, 2025. Approximately 99.9% of our total sales from wealth management services for that fiscal year were generated by our seed clients. Subsequent to the year-end, we disposed of our wealth management business. Accordingly, the performance of that business and its associated financial advisors and seed clients are not indicative of the Company’s future operations.

Seasonality

Our quarterly results of operations are affected by seasonal variations caused by business mix, insurance companies’ business practices and consumer demand. For life insurance business, much of the jumpstart sales activities of life insurance companies occur during the first quarter of a year, while business activities slow down in the fourth quarter of a year as life insurance companies focus on the preparation for the jumpstart sales season of the coming year by preparing to launch new products, making marketing plans and organizing training. During the jumpstart sales season, life insurance companies will offer incentives that are more attractive to insurance intermediaries and sales agents to boost sales. Accordingly, our commission and fee revenue derived from life insurance business is generally the highest in the first quarter of a year and the lowest in the fourth quarter of a year. For non-life insurance products, there was no obvious seasonal fluctuation.

Successful Implementation of our Growth Strategies

Our financial performance is directly affected by our execution of a refined strategic focus. During the fiscal year, we took decisive actions to sharpen our approach:

●	We strengthened our core insurance distribution by continuing to develop our high-caliber insurance advisor teams and evolving our digital platform to enhance agent productivity.

●	In December 2024, AIFU disposed of its online insurance distribution platform Baowang and in January 2025 it disposed of its claims adjusting business. Furthermore, it made the decision to terminate its open platform services initiative, which had not generated meaningful revenue, due to a challenging regulatory environment.

●	Subsequent to the year-end, we disposed of our wealth management business based on the business’s history of sustained losses over the past five years, combined with an expected decline in distribution commission revenues due to new regulatory requirements in the industry.

These exits allow management to focus entirely on our most profitable and core operations and allowed for a more efficient allocation of resources. Our ability to grow is now dependent on the successful management of this streamlined operations model. Furthermore, our recent expansion into the health and resources sector subsequent to the year-end represents a new strategic growth vector that will impact our future operating results.

Commission Rates for Individual Sales Agents

A large component of our operating costs is commissions paid to our individual sales agents. The recent regulatory caps on commission rates paid to agencies by insurance companies have increased pressure on our operating margins. While these caps reduce our revenue from insurance companies, the market competition for retaining high-performing sales agents remains intense. Consequently, we may be unable to fully offset the reduction in our commission income with corresponding decreases in agent compensation. To retain top performers, we may still need to offer competitive commission rates and incentives that are comparable to those offered by our competitors. Intensified competition for productive sales agents and rising wages in China may sustain or even increase these costs.

This dynamic creates a risk of significant margin compression. Our ability to manage this cost pressure through improved operational efficiency, increased sales volume, and strategic agent incentives is critical. Our failure to effectively balance competitive agent compensation with regulated commission income could have a material adverse effect on our profitability and results of operations.

Key Components of Results of Operations

As of June 30, 2024, we operated three segments: (1) the insurance agency segment, which mainly consisted of providing agency services for distributing life insurance products and non-life insurance products on behalf of insurance companies, (2) the claims adjusting segment, which consisted of providing pre-underwriting survey services, claims adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services and (3) the wealth management services segment, under which we provided publicly-raised fund products and privately-raised fund products. We also provided certain asset management services including FoF funds and comprehensive trust consulting services, which were included in the wealth management services segment as the revenues derived from our asset management services are insignificant. As of June 30, 2025, as a result of the divesture of the claims adjusting business, we have two remaining operating segments and the claims adjusting segment has been categorized as a discontinued operation.

Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance.

Net Revenues

Our net revenues are total revenues net of VAT. For the fiscal year ended June 30, 2024 and 2025, we generated revenue of RMB963.2 million and RMB781.2 million (US$109.1 million), respectively. We derive net revenues from the following sources:

●	Insurance agency segment: commissions paid by insurance companies for the distribution of (i) life insurance products, and (ii) non-life products and commissions and advisory fees for (i) insurance and reinsurance brokerage services primarily paid by the insurance companies, and (ii) risk management consulting services primarily paid by the insureds, which accounted for 93.5% and 93.1% of our net revenues for fiscal year ended June 30, 2024 and 2025, respectively; and

●	Wealth management services segment: commissions paid by wealth management product providers, which accounted for 6.5% and 6.9% of our net revenues for fiscal year ended June 30, 2024 and 2025, respectively.

The following table sets forth our total net revenues earned from each of our reporting segments, both in absolute amounts and as percentages of total net revenues, for the periods indicated:

	For the fiscal year ended June 30,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Agency	-	-	900,246	93.5	727,538	93.1	101,560
Life insurance business	-	-	827,803	85.9	625,099	80.0	87,260
Non-life insurance business	-	-	72,443	7.6	102,439	13.1	14,300
Wealth management and others	114,440	100.0	62,966	6.5	53,678	6.9	7,492
Total net revenues	114,440	100.0	963,212	100.0	781,216	100.0	109,052

Insurance Agency Segment

Insurance agency segment primarily covers distribution of life insurance products and non-life insurance products to individuals and to a lesser extent commercial line of property insurance products to corporate clients.

Net revenues generated from distribution of long-term life insurance products have become our primary source of revenue. We expect our life insurance business to grow and bring in revenue that will continue to represent a high percentage of our total net revenues in the next several years. We believe this growth will be driven by a number of factors including strong demand for traditional life insurance products as a result of the aging population and the Chinese consumers’ increasing awareness of the benefits of insurance as well as improved productivity of our sales professionals as the Company focuses more resources on recruiting, retaining and training elite sales agents.

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

Wealth Management Services Segment

By revenue type, a majority of our net revenues from wealth management services were commissions paid by wealth management product providers. Upon establishment of a financial product, we charged a distribution commission fee against the issuer by multiplying a pre-agreed charge rate with the amount of products distributed through our online platform or offline sales network. We also charged recurring management fees for the management service, which are determined based on the types of financial products we distribute and calculated as either (i) pre-agreed percentage with the daily outstanding balance confirmed with the issuer, prorated daily (ii) pre-agreed charge rate with the amount of products distributed, the actual period length of the product, or (iii) as a percentage of the fair value of the total investment in the financial products, calculated daily. In addition, we receive performance-based fee income mainly for the privately raised funds we distribute. Performance-based fees were calculated based on the extent by which the fund’s investment performance exceeds a certain threshold. Performance-based fees are typically calculated and recognized when the cumulative return of the fund can be determined, and is not subject to claw back provision.

By product type, wealth management services segment primarily covered distribution of publicly raised fund products and privately raised fund products, in which we had strategically devoted our resources to publicly raised fund products with focus on distributing portfolios of publicly raised fund products since 2019.

Operating Costs and Expenses

Our operating costs and expenses consist of (i) cost of sales, (ii) selling expenses, and (iii) general and administrative expenses. The following table sets forth the components of our operating costs and expenses for the period indicated.

	For the fiscal year ended June 30,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Cost of sales	20,285	11.7	568,278	56.8	397,359	38.5	55,469
Selling expenses	60,560	35.0	76,733	7.7	77,120	7.5	10,764
General and administrative expenses	92,399	53.3	355,252	35.5	556,780	54.0	77,724
Total operating costs and expenses	173,244	100.0	1,000,263	100.0	1,031,259	100.0	143,957

Cost of Sales

Our cost of sales primarily consisted of (i) commission costs paid to insurance sales agents for the distribution of insurance products based on certain percentage of the first year premiums and renewal premiums; (ii) commission costs paid to financial advisors based on the pre-agreed percentage and the amount of wealth management product distributions that were directly related to the contributions made by the sales agents, such as the amount of investments they have referred to the Group, and (iii) transaction fees paid to the third-party payment platforms through which the investors’ purchase funds are transferred.

The following table sets forth the components of our cost of sales for the period indicated.

	For the fiscal year ended June 30,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for %)
Commission cost, salaries and service fees	11,049	54.5	564,331	99.3	394,520	99.3	55,073
Insurance Agency	-	-	551,247	97.0	391,102	98.4	54,596
Life insurance	-	-	504,866	88.8	314,639	79.2	43,922
Non-life insurance	-	-	46,381	8.2	76,463	19.2	10,674
Wealth management	11,049	54.5	13,084	2.3	3,418	0.9	477
Publicly raised fund products	10,856	53.5	10,220	1.8	2,643	0.7	369
Gross-commission-based Privately raised fund products	193	1.0	2,864	0.5	775	0.2	108
Others	9,236	45.5	3,947	0.7	2,839	0.7	396
Total cost of sales	20,285	100.0	568,278	100.0	397,359	100.0	55,469

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

Share-based compensation expenses

Under our 2018 Share Incentive Plan and 2024 Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance will be 16,806,720 ordinary shares (equivalent to approximately 186,742 Class A ordinary shares after the Share Consolidation) (“2018 Share Incentive Plan”) and 111,165,518 ordinary shares (equivalent to approximately 1,235,173 Class A ordinary shares after giving effect to the 1-for-90 reverse share split effected on June 20, 2025 (the “Share Consolidation”), respectively. On February 20, 2024, our board of directors approved the grant of share options to certain directors, executive officers, employees and top agents of the Company and AIFU to purchase 6,011,608 ADSs, previously representing 9,017,413 ordinary shares of the Company (equivalent to approximately 100,194 Class A ordinary shares after the Share Consolidation) (“2024 Option 1”), as a supplement of salary and benefit packages pursuant to the 2018 Share Incentive Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives”. Pursuant to the share incentive program, the exercise price of these options is US$0.001 per ADS, equivalent to approximately US$0.0007 per ordinary share (equivalent to US$0.063 per post-split Class A ordinary share). The options were scheduled to vest over a one-year period starting from March 1, 2025, subject to the achievement of certain key performance indicators by the option holders and their continued service with the Company. As the required performance indicators related to 2024 Option 1 were not met during the year, the 2024 Share Option 1 were fully forfeited.

On November 19, 2024, our board of directors approved the grant of 3,000,000 restricted share units (“RSUs”) to our chairwoman Ms. Hong Suong Nguyen. Each RSU represented a right to receive one ADS with every two ADS representing three Class A ordinary shares. Giving effect to the subsequent ADR facility termination and 1-for-90 Share Consolidation, the grant was adjusted to 50,000 RSUs, with each RSU now representing the right to receive one post-consolidation Class A ordinary share. The RSUs are scheduled to vest over a three-year period beginning on the grant date, subject to her continued service with the Company.

During the first half of 2025, our board of directors granted a total of 666,704 RSUs to certain management and employees in certain management and employees in connection with the termination of their employment relationships. These RSUs, with each representing the right to receive one post-consolidation Class A ordinary share, were granted and vested immediately.

On August 12, 2022, the board of directors of AIFU adopted a share incentive plan under which it has reserved 161,143,768 of its ordinary shares for issuance (equivalent to approximately 402,860 of its Class A ordinary shares giving effect to the Reverse Share Split at a ratio of 1-for-400 on May 21, 2025), which was approximately 15% of its outstanding ordinary shares as of June 30, 2022. On February 20, 2024, the board of directors of AIFU adopted another share incentive plan under which it has reserved an additional 113,423,618 of its ordinary shares for issuance (equivalent to approximately 283,560 of its Class A ordinary shares giving effect to the Reverse Share Split), which was approximately 10% of its outstanding ordinary shares as of December 31, 2023 (“2024 Share Incentive Plan”). Under the two share incentive plans, its board of directors has approved the grant of options to purchase an aggregate of 41,718,000 ordinary shares (equivalent to approximately 104,295 of its Class A ordinary shares giving effect to the Reverse Share Split) and the grant of 640,260 restricted share units, with each restricted share unit representing one post-consolidation Class A ordinary share giving effect to AIFU’s ADR facility termination and Reverse Share Split as of June 30, 2025. See Item 6. Directors, Senior Management and Employees — B. Compensation —Share Incentives” for more information of the share incentive plans and option grants.

Accordingly, we recognized share-based compensation expenses of RMB23.3 million for the fiscal year ended June 30, 2024. The share-based compensation expenses were RMB73.1 million (US$10.2 million) for the fiscal year ended June 30, 2025, which represented the net amount after the reversal of RMB18.6 million (US$2.6 million) share-based compensation expenses previously recognized for the fiscal year ended June 30, 2024 primarily due to the full forfeiture of the ’2024 Option 1’ grant and partial forfeiture of AIFU’s share options to its top agents. We expect share-based compensation expenses to be a significant component of our operating expenses in the near future.

Discussion of Key Balance Sheet Items

The following table sets forth selected information from our Consolidated Balance Sheets as of June 30, 2024 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of June 30,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data
ASSETS:
Short term investments	573,903	548,101	76,512
Other receivables, net	23,376	920,212	128,457
Loan receivables, net	774,051	318,617	44,477
Other current assets	39,323	23,919	3,339
Contract assets, net of allowances	323,222	208,824	29,151
Contract assets - non-current, net of allowances	726,879	612,918	85,560
Current assets of discontinued operations	195,054	-	-
Non-current assets of discontinued operations	164,320	-	-
Total assets	4,277,878	3,365,977	469,873
LIABILITIES AND EQUITY:
Short-term loan	98,375	82,050	11,454
Accrued commissions	148,134	99,923	13,949
Accrued commissions – non-current	408,416	339,481	47,390
Current liabilities of discontinued operations	62,980	-	-
Non-current liabilities of discontinued operations	14,576	-	-

Total liabilities	1,638,170	1,177,869	164,425
Total equity	2,593,914	2,140,173	298,757
Total liabilities, mezzanine equity and shareholders’ equity	4,277,878	3,365,977	469,873

Short term investments

Short-term investments mainly consist of bank financial products, trust products and asset management plans. As compared with the balance as of June 30, 2024, short-term investments as of June 30, 2025 decreased by RMB25.8 million (US$3.6 million), mainly due to the disposal of subsidiaries and the maturity of short-term investment products during fiscal year 2025.

Other receivables, net

As compared with the balance as of June 30, 2024, other receivables as of June 30, 2025 increased by RMB896.8 million (US$125.2 million), which mainly represented consideration receivable from the sales of BGM’s shares.

Loan receivables, net

As compared with the balance as of June 30, 2024, loan receivables, net as of June 30, 2025 decreased by RMB455.4 million, mainly due to an increase of RMB614.1 million (US$85.7 million) in provision for expected credit loss for loan receivables to third parties, offset by an increase in additional loan to third parties and accrued interests receivable. The loan receivables mainly represented (i) terms loans to Sichuan Tianyi Real Estate Development Co., Ltd. (“Sichuan Tianyi”) amounting to RMB95.0 million (US$13.3 million) and corresponding interest receivable RMB10.3 million (US$1.4 million) as of June 30, 2025. The loan, bearing an interest rate of 6% per annum, is guaranteed by the ultimate controlling owner of Sichuan Tianyi, who is jointly liable. A portion of this loan receivable, amounting to RMB70.0 million (US$9.8 million), was transferred to a third party in March 2025, with an interest rate of 3.6 to 6% per annum. As of June 30, 2025, an allowance for credit loss of RMB73.8 million (US$10.3 million) had been recognized against this loan (ii) term-loans to an education company amounting to RMB755.3 million and corresponding interest receivable of RMB29.4 million as of June 30, 2025, with the interest rate of 5% per annum. As of June 30, 2025, an allowance for credit loss of RMB549.2 million (US$76.7 million) had been recognized against this loan; and (iii) term-loans to a third party company amounting to RMB52.0 million (US$7.3 million) and corresponding interest receivable of RMB0.1 million as of June 30, 2025, with an interest rate of 5% per annum. As of June 30, 2025, an allowance for credit loss of RMB0.5 million had been recognized in connection with the loan.

Other current assets

Other current assets represent prepayment to third parties and equity investments with readily determinable fair value. As compared with the balance as of June 30, 2024, other current assets as of June 30, 2025 decreased by RMB15.4 million (US$2.1 million), mainly attributable to the divestment of the majority of the equity investment in Cheche Technology Inc. held by AIFU, which amounted to RMB13.7 million (US2.0 million), during the fiscal year 2025.

Contract assets, net of allowances

Contract assets consist of (i) amount derived from estimated renewal commissions and (ii) initial commissions earned in relation to policies that are still in the hesitation period as of June 30, 2025. The Company presents contract assets to be reclassified to accounts receivable within the next twelve months and after the next twelve months as current contract assets and non-current contract assets separately in the consolidated balance sheets as of June 30, 2025. As compared with the balance as of June 30, 2024, the total balance of contract assets including both current and non-current portion as of June 30, 2025 decreased by RMB228.4 million (US$31.9 million), mainly due to the significant decrease in sales of new policies in 2025.

Short-term loan

Short-term loan represented borrowings made by the Company’s subsidiaries from financial institutions in mainland China and were due within one year. The balance of short-term loan as of June 30, 2025 decreased by RMB16.3 million (US$2.3 million) as compared with the balance as of June 30, 2024, mainly due to decreased bank loan from a commercial bank in China in 2024 which bears an interest rate of 3.5% per annum.

Accrued commissions

Accrued commissions represented costs related to estimated renewal commissions. The Company presented estimated renewal commission costs to be paid within the next twelve months and after the next twelve months as current accrued commissions and non-current accrued commissions separately in the consolidated balance sheets as of June 30, 2025. As of June 30, 2025, the balances of current and non-current accrued commissions decreased by RMB48.2 million (US$6.7 million) and RMB68.9 million (US$9.6), respectively, as compared with the balances as of June 30, 2024. The decrease was mainly due to a comprehensive impact of decreased estimated renewal commission cost for new policies sold during 2024 and cumulative catch-up adjustments to estimated variable commissions accrued as a result of declining constraint percentage applied on an ongoing basis.

Taxation

Cayman Islands

Maase and our subsidiary AIFU are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, our group and our subsidiary incorporated in the Cayman Islands is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands. There are no other taxes likely to be material to us or holders of our ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazette on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%. Prior to acquiring AIFU, as Puyi HK was a holding company, for its fiscal years ended June 30, 2024 and 2025, it generated a net taxable loss arising or derived from Hong Kong. As such, no provision for Hong Kong profits tax were made in these two fiscal years. For the fiscal year ended June 30, 2025, Puyi HK continued to report a net taxable loss from Hong Kong sources. In parallel, the provision for current income taxes of AIFU’s subsidiaries operating in Hong Kong SAR has been calculated by applying the current rate of taxation of 8.25% for the fiscal years ended June 30, 2024 and 2025. Payment of dividends is not subject to withholding tax in Hong Kong SAR.

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

The Group’s PRC subsidiaries and the VIEs incorporated in PRC are subject to the PRC EIT law. Pursuant to the Circular on Issues Regarding Tax-related Preferential Policies for Further Implementation of Western Development Strategy jointly issued by the State Ministry of Finance, General Administration of Customs, China and State Administration for Taxation, enterprises located in the western China regions that fall into the encouraged industries are entitled to 15% EIT preferential tax treatment from January 1, 2011 to December 31, 2020. The preferential tax treatment is extended to December 31, 2030, pursuant to No. 23 Announcement Concerning the Extension of the EIT Policies for Enterprises Located in Western China issued by the Ministry of Finance on April 23, 2020. Accordingly, AIFU’s wholly owned subsidiary Fanhua Lianxing Insurance Sales Co., Ltd. (“Lianxing”) enjoyed 15% EIT tax rate instead of a unified 25% from September 1, 2018 to June 30, 2025, and will continuously be entitled to 15% EIT preferential tax rate upon its fulfilment of certain criteria until December 31, 2030.

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

Accordingly, Shenzhen Baowang E-commerce Co., Ltd., the wholly-owned subsidiary of one of AIFU’s former VIEs, both of which have been divested in December 2024, enjoyed a preferential tax rate of 20% with a 75% reduction on their annual taxable income from January 1, 2019 to December 31, 2023. Shenzhen Fanhua Training Co., Ltd. a subsidiary of AIFU’s claims adjusting segment which was disposed of in January 2025, enjoyed a preferential tax rate of 20% with 75% on their annual taxable income from January 1, 2019 to December 31, 2020, an 87.5% reduction on their annual taxable income from January 1, 2021 to December 31, 2022 and a 75% reduction on their annual taxable income for the fiscal year of 2023.

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

Results of Operations

As the result of the disposal of AIFU’s insurance claims adjusting segment in January 2025, as of June 30, 2025, we operated two reporting operating segments: (1) insurance agency, and (2) wealth management. Accordingly, the claims adjusting segment was accounted as discontinued operations. Consolidated statements of operations for the year ended June 30, 2024 have been restated to conform to the current presentation.

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of results that may be expected for any further period.

	Year Ended June 30,
	2024	2024 to 2025 Percentage Change	2025	2025
	RMB	%	RMB	US$
	(in thousand except percentage)
Net revenues:
Agency	900,246	(19.2)	727,538	101,560
Wealth management and others	62,966	(14.8)	53,678	7,492
Subtotal	963,212	(18.9)	781,216	109,052
Operating costs and expenses
Agency	(889,185)	2.8	(914,149)	(127,610)
Wealth Management and others	(111,078)	5.4	(117,110)	(16,347)
Subtotal	(1,000,263)	3.1	(1,031,259)	(143,957)
Income (loss) from operations before goodwill impairment
Agency	11,061	N/A	(186,611)	(26,050)
Wealth Management and others	(48,112)	31.8	(63,432)	(8,855)
Subtotal	(37,051)	574.9	(250,043)	(34,905)
Impairment loss on goodwill and intangible assets	(426,410)	(3.5)	(441,298)	(61,603)
Loss from operations	(463,461)	49.2	(691,341)	(96,508)
Other income (loss), net:
Gain on disposal of subsidiaries	-	100.0	897,398	125,272
Net loss from fair value change	(73,761)	(99.6)	(279)	(39)
Derecognition of a contingent consideration	-	N/A	(22,267)	(3,108)
Investment income related to the realized gain on available-for-sale investments	22,016	24.9	27,502	3,839
Interest income, net	16,251	74.1	28,297	3,950
Others, net	(2,149)	27,432.6	(591,676)	(82,595)
Loss before income taxes and share of loss of affiliates	(501,104)	(29.7)	(352,366)	(49,189)
Income tax expense	(13,526)	N/A	19,642	2,742
Share of loss of affiliates	(1,218)	214.8	(3,834)	(535)
Net loss from continuing operations	(515,848)	(34.8)	(336,558)	(46,982)
Net Income (loss) from discontinued operations, net of tax	3,777	N/A	(122,344)	(17,078)
Net loss	(512,071)	(10.4)	(458,902)	(64,060)
Less: net loss attributable to the noncontrolling interests	(222,401)	18.2	(262,939)	(36,703)
Net loss attributable to owners of the Company	(289,670)	(32.3)	(195,963)	(27,357)

Year Ended June 30, 2025 Compared to Year Ended June 30, 2024

Net Revenues

Our net revenues decreased by 18.9% from RMB963.2 million for the fiscal year ended June 30, 2024 to RMB781.2 million (US$109.1 million) for the fiscal year ended June 30, 2025.

Insurance agency segment

Net revenues from our insurance agency segment decreased by 19.2% from RMB900.2 million for the fiscal year ended June 30, 2024 to RMB727.5 million (US$101.6 million) for the fiscal year ended June 30, 2025. Net revenues from our insurance agency segment consist of net revenues derived from our life insurance business and non-life insurance business.

●	Net revenues from life insurance agency business consist of first year commissions, renewal commissions collected and renewal commissions recognized related to variable consideration estimates. Net revenues for the life insurance business decreased by 24.5%, from RMB827.8 million for the fiscal year ended June 30, 2024 to RMB625.1 million (US$87.3 million) for the fiscal year ended June 30, 2025. The decrease in net revenues from life insurance agency business was primarily attributable to i) continued weakness in consumer spending confidence and persistent macroeconomic pressures on the insurance industry in general; and ii) the implementation of the “alignment of reported and actual expenses” policy in the insurance agency/broker channel since the second quarter of 2024, which led to a significant reduction in commissions, while insurers’ tied-agent channels only began to gradually implement the policy in April 2025. The resulting commission gap intensified the competitive advantage of tied-agent channels over agency/broker channels. Net revenues generated from our life insurance business accounted for 80.0% of our total net revenues for fiscal year ended June 30, 2025.

●

Revenues for the non-life insurance business were mainly derived from commissions generated for internet-based insurance products, including medical insurance, accident insurance, travel insurance and homeowner insurance products, as well as from commissions and services fees from the provision of insurance brokerage services for commercial line of insurance products. Net revenues for the non-life insurance business increased by 41.4% from RMB72.4 million for the fiscal year ended June 30, 2024 to RMB102.4 million (US$14.3 million) for the fiscal year ended June 30, 2025. The increase was mainly due to the acquisition of AIFU in December 2023 which resulted in a significant increase of net revenues from non-life insurance business in the first half of fiscal year ended June 30, 2025, offset by the decrease in net revenues for the non-life insurance business in the second half of fiscal year ended June 30, 2025 due to the divesture of Baowang (www.baoxian.com), an online insurance distribution platform, in December 2025, which was previously the primary revenue contributor for non-life insurance business. Net revenues generated from the non-life insurance business accounted for 13.1% of our total net revenues for fiscal year ended June 30, 2025.

Wealth management services segment

Net revenues from wealth management services decreased by 14.8% from RMB63.0 million for the fiscal year ended June 30, 2024 to RMB53.7 million (US$7.5 million) for the fiscal year ended June 30, 2025. Revenues generated from the wealth management business accounted for 6.9% of our total net revenues for the fiscal year ended June 30, 2025.

●	Publicly raised fund products. Our revenue from publicly raised fund products increased by 5.2%, from RMB47.4 million for the fiscal year ended June 30, 2024 to RMB49.8 million (US$7.0 million) for the fiscal year ended June 30, 2025. The increase was primarily due to the expansion of our institutional business. We have successfully attracted more institutional clients through a series of measures including enhancing the efficiency of our core transaction system and broadening our product offerings. The transaction value of our publicly raised fund products contributed by institution clients increased from RMB21.5 billion for the fiscal year ended June 30, 2024 to RMB229.0 billion (US$32.0 billion) for the fiscal year ended June 30, 2025 which led to an increase in our commission income.

●	Privately raised fund products. Our net revenues from privately raised fund products decreased by 59.8% from RMB9.7 million for the fiscal year ended June 30, 2024 to RMB3.9 million (US$0.5 million) for the fiscal year ended June 30, 2025. The decrease was primarily due to (i) weakened investor risk appetite due to macroeconomic uncertainty and market volatility, which led to a 78.0% decline in the transaction value of our privately raised fund products from RMB71.8 million for the fiscal year ended June 30, 2024 to RMB15.8 million (US$2.2 million) for the fiscal year ended June 30, 2025, resulting in a decrease in commission income (including management fees); (ii) a decrease in performance-based fees from RMB0.5 million for the fiscal year ended June 30, 2024 to RMB0.2 million (US$24,621) for the fiscal year ended June 30, 2025; and (iii) a strategic pivot within our publicly raised fund business to prioritize institutional clients.

Revenue from consulting and other services, which was not material for either fiscal year 2024 or 2025, primarily consisted of service fee from providing comprehensive trust consulting service.

Operating Costs and Expenses

Our total operating costs and expenses increased by 3.1% from RMB1,000.3 million for the fiscal year ended June 30, 2024 to RMB1,031.3 million (US$144.0 million) for the fiscal year ended June 30, 2025.

●	Operating costs and expenses for our insurance agency segment increased by 2.8% from RMB889.2 million for the fiscal year ended June 30, 2024 to RMB914.2 million (US$127.6 million) for fiscal year ended June 30, 2025, primarily due to the increase of operating expenses of RMB185.0 million (US$25.8 million) due to the consolidation of AIFU which we acquired in December 2023, offset by (i) a decrease of RMB160.1 million (US$22.4 million) in commissions paid to sales agents which was largely in line with the decline in net revenues and (ii) significant cost savings through a series of measures to enhance operational efficiency, including optimizing workforce, strategically consolidating underperforming sales outlets, and renegotiating rental agreements.

●	Operating costs and expenses for our wealth management services segment increased by 5.4% from RMB111.1 million for the fiscal year ended June 30, 2024 to RMB117.1 million (US$16.3) for the fiscal year ended June 30, 2025, primarily due to an increase of share-based compensation expenses related to share options granted to severed employees, offset by (i) a decrease by RMB10.8 million (US$1.5 million) in commissions paid to our financial advisors which was largely in line with the decline in our net revenues from the wealth management segment, (ii) a decrease by RMB22.1 million (US$3.1 million) in labor cost related to the optimization of our sales and marketing team and our administrative workforce and (iii) a decreased by RMB1.2 million (US$0.2 million) in office expense related to our cost control measure in the fiscal year ended June 30, 2025.

Impairment loss on goodwill and intangible assets

Impairment loss on goodwill and intangible assets for fiscal year ended June 30, 2025 primarily consisted of the impairment loss recognized on goodwill and intangible assets arising from the acquisition of AIFU. We determined that triggering events occurred during the period, indicating that the carrying value of the Insurance Agency reporting unit may not be recoverable. This assessment was based on the unit’s significant underperformance relative to forecasted financial results, primarily attributable to the enactment of new industry-specific regulatory guidelines, a deterioration in the broader macroeconomic environment, and a sustained decline in AIFU’s stock prices. Consequently, we concluded that it was more likely than not that the asset group was impaired, leading to the recognition of an impairment of goodwill charge of RMB116.2 million (US$16.2 million) for the fiscal year ended June 30, 2025 as compared with an impairment charge of RMB426.4 million for the fiscal year ended June 30, 2024. In addition, our annual impairment test for intangible assets indicated that the acquired insurance agency business performed below acquisition projections, largely due to new regulatory caps on commission rates. Using a discounted cash flow model, we determined that the carrying value of intangible assets exceeded their fair value. Accordingly, an intangible asset impairment loss of RMB325.1 million was recorded in fiscal year ended on June 30, 2025, with no such impairment recognized in fiscal year ended on June 30, 2024.

Loss from Operations

As a result of the foregoing factors, we recorded an operating loss of RMB691.3 million (US$96.5 million) for the fiscal year ended June 30, 2025, as compared with an operating loss of RMB463.5 million for fiscal year ended June 30, 2024.

●	Loss from operations for our agency insurance segment was RMB627.9 million (US$87.7 million) for the fiscal year ended June 30, 2025 as compared to RMB415.3 million for the fiscal year ended June 30, 2024, which was primarily due to (i) decreased revenues and (ii) the impairment loss arising from the acquisition of AIFU.

●	Loss from operations for our wealth management segment was RMB63.4 million (US$8.9 million) for the fiscal year ended June 30, 2025 as compared to RMB48.1 million for the fiscal year ended June 30, 2024, which was primarily due to the decrease of revenue.

Other Income

Net loss from fair value change. Loss from fair value change was RMB0.3 million (US$39,000) for the fiscal year ended June 30, 2025 as compared to a loss from fair value change of RMB73.8 million. The loss from fair value change for the fiscal year ended June 30, 2024 mainly reflected an unrealized holding loss of RMB82.5 million in fiscal year ended June 30, 2024, reflecting a change in the fair value of the Company’s equity interests holding in Cheche Group Inc; in which we own approximately 3.2%, which is partially offset by an unrealized income of RMB8.8 million representing a change in the fair value of contingent consideration in relations to business combination in the first quarter of 2023.

Loss from derecognition of a contingent consideration. Loss from derecognition of a contingent consideration was RMB22.3 million (US$3.1 million) for the fiscal year ended June 30, 2025, primarily representing the reversal of unrealized income from fair value change of contingent consideration related to the above-mentioned business combination.

Gains from the disposal of subsidiaries. Gains from the disposal of subsidiaries for the fiscal year ended June 30, 2025 was RMB897.4 million (US$125.3 million) mainly representing gain from disposal of RONS Technologies and Xinbao Investment and their subsidiaries in December 2024, as compared with nil for the fiscal year ended June 30, 2024.

Other loss. Other loss was RMB591.7 million (US$82.6 million) for fiscal year ended June 30, 2025 as compared with RMB2.1 million for fiscal year ended June 30, 2024. Other loss for fiscal year ended June 30, 2025 mainly represented allowance for credit loss of RMB612.7 million (US$85.5 million) in related to loans provided to third parties.

Investment Income.

Investment income represents income received from short-term investments. Our investment income increased by 24.9% from RMB22.0 million for fiscal year ended June 30, 2024 to RMB27.5 million (US$3.8 million) in the fiscal year ended June 30, 2025.

Net Interest Income.

Our net interest income increased by 74.1% from RMB16.3 million for the fiscal year ended June 30, 2024 to RMB28.3 million (US$4.0 million) for fiscal year ended June 30, 2025 primarily due to the increase in term loans by RMB157.3 million (US$22.0) from RMB783.6 million for fiscal year ended June 30, 20204 to RMB942.2 million (US$32.0 million) for fiscal year ended June 30, 2025 .

Income Tax Expense/Benefit

For the fiscal year ended June 30, 2025, we recognized an income tax benefit of RMB 19.6 million (US$2.7 million), primarily attributable to deferred tax income related to the impairment loss on goodwill and intangible assets, as well as the gain from the disposal of RONS Technologies and its subsidiaries in 2024. In contrast, an income tax expense of RMB 13.5 million was recorded for the fiscal year ended June 30, 2024.

Net Loss from continuing operations

The net loss from continuing operations decreased by 34.8% from RMB515.8 million for the fiscal year ended June 30, 2024 to RMB336.6 million (US$47.0 million) for the fiscal year ended June 30, 2025.

Net loss (income) from discontinued operations

The net loss from discontinued operations was RMB122.3 million (US$17.1 million) for the fiscal year ended June 30, 2025, as compared to a net income from discontinued operations of RMB3.8 million for the fiscal year ended June 30, 2024. The net loss from discontinued operations was mainly due to an impairment of goodwill of RMB126.9 million (US$17.7 million) allocated to the claims adjusting segment for the fiscal year ended June 30, 2025.

Net Loss Attributable to the Non-controlling Interests

The net loss attributable to the non-controlling interests increased by 18.2% from RMB222.4 million for the fiscal year ended June 30, 2024 to RMB262.9 million (US$36.7 million) in fiscal year ended June 30, 2025.

Net Loss Attributable to the Company’s Shareholders

As a result of the foregoing factors, our net loss attributable to our shareholders decreased by 32.3% from RMB289.7 million for fiscal year ended June 30, 2024 to RMB196.0 million (US$27.4 million) in fiscal year ended June 30, 2025.

Revision to Previously Issued Financial Statements

In fiscal year 2024, we identified an error related to recording funds it held temporarily for the investors as its asset, yet it did not have control over with. We assessed the materiality of this error individually and in the aggregate with other identified errors to prior periods’ consolidated financial statements in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 99 “Materiality” codified in ASC 250 “Accounting Changes and Error Corrections.” We concluded that the errors including two classification errors were immaterial to our previously issued financial statements and restatement of previously filed financial statements is not required. However, we determined it was appropriate to correct the prior periods errors by revising the financial statement line item amounts previously disclosed in SEC filings in order to achieve comparability in the consolidated financial statements. For details, see Note 2 (ad) of the financial statements filed as part of this report.

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from our operating activities. As of June 30, 2025, we had RMB82.1 million (US$11.4 million) in cash and cash equivalents, and RMB548.1 million (US$76.5 million) in short-term investments. Our cash and cash equivalents consist of cash on hand and bank deposits and our short-term investments consisting of short-term, highly liquid investments that are readily convertible to known amounts of cash, and have an insignificant risk of changes in value related to changes in interest rates. Our principal uses of cash have been to maintenance of digital platforms, working capital requirements, automobiles and office equipment purchases, leasehold improvement and rental deposits.

We expect to require cash to fund our ongoing business needs, including recruitment and training of a professional sales force, and acquisitions which we expect to fund primarily in stock payment and cash to a lesser degree.

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

As a Cayman exempted and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiary in China may provide Renminbi funding to our consolidated VIE only through entrusted loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offshore cash we may have to make loans to our PRC subsidiaries or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

	For the fiscal year ended June 30,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) generated from operating activities	(25,363)	57,734	71,467	9,977
Net cash (used in) generated from investing activities	(4,986)	234,160	(327,099)	(45,663)
Net cash used in financing activities	-	(86,841)	(14,189)	(1,980)
Net (decrease) increase in cash and cash equivalents, and restricted cash	(30,349)	205,053	(269,821)	(37,666)
Cash and cash equivalents and restricted cash at beginning of year	194,259	164,470	370,396	51,705
Effect of exchange rate changes on cash and cash equivalents	560	873	4,740	662
Cash and cash equivalents and restricted cash at end of the year	164,470	370,396	105,315	14,701

Operating Activities

Net cash generated from operating activities for the fiscal year ended June 30, 2025 was RMB71.5 million (US$10.0 million). This reflected the net loss of RMB458.9 million (US$64.1 million), as adjusted for non-cash and non-operating items, primarily including (i) depreciation expense of RMB9.4 million (US$1.3 million); (ii) amortization of intangible assets of RMB92.2 million (US$12.9 million); (iii) non-cash operating lease expense of RMB47.6 million (US$6.6 million); (iv) allowance for credit losses on financial assets of RMB615.8 million (US$86.0 million), (v) share-based compensation expenses of RMB73.1 million (US$10.2 million); (vi) impairment loss on goodwill and intangible assets of RMB568.2 million (US$79.3 million), reflecting the change in fair value of AIFU since the acquisition of AIFU in December 2023; (vii) net gain on disposal of subsidiaries including RONS Technologies and its subsidiaries and other subsidiaries amounting to RMB902.0 million (US$125.9 million); (viii) deferred taxes of RMB5.2 million (RMB0.7 million) in connection with the disposal of subsidiaries; (ix) interest accrued for other receivables and loan receivables of RMB29.4 million (US$4.1 million), (x) reversal of provision on uncertain tax liabilities of RMB11.2 million (US$1.6 million), (xi) derecognition of contingent consideration of RMB22.3 million (US$3.1 million); (xii) interest repayment for short term loan of RMB4.6 million (US$0.6 million), (xv) investment income of RMB5.6 million (US$0.8 million) and (xvi) gain on disposal of investment in an associate of RMB4.3 million (US$0.6 million). The significant changes in such non-cash and non-operating items were primarily due to impairment loss on goodwill and intangible assets due to the acquisition of AIFU in 2023, allowance for credit losses on financial assets, amortization of intangible assets, non-cash operating lease, share-based compensation expenses, offset by the significant disposal gain from RONS Technologies and its subsidiaries and interest accrued for other receivables and loan receivables. Operating cash flows were affected by a net positive change of RMB34.7 million (US$4.8 million) in our operating assets and liabilities, primarily from the effects of (i) a decrease of accounts receivables and contract assets of RMB286.0 million (US$39.9 million) and (ii) an increase of other payables and accrued expenses of RMB263.8 million (US$36.8 million), offset by (i) an increase of other receivables and current assets of RMB261.9 million (US$36.6 million), (ii) a decrease of RMB165.4 million (US$23.1 million) in accounts payable, (iii) a decrease of RMB46.5 million (US$6.5 million) in lease liability and (iv) a decrease of RMB36.9 million (US$5.1 million) in other current liabilities.

Net cash generated from operating activities for the fiscal year ended June 30, 2024 was RMB57.7 million . This reflected the net loss of RMB512.1 million, as adjusted for non-cash and non-operating items, primarily including (i) depreciation of expense of RMB8.4 million; (ii) amortization of intangible assets of RMB50.8 million; (iii) non-cash operating lease expense of RMB37.1 million; (iv) share-based compensation expenses of RMB23.3 million; (v) impairment loss on goodwill of RMB426.4 million, reflecting the change in fair value of AIFU since the acquisition of AIFU in December 2023 and (vi) change in fair value of equity investments and contingent consideration of RMB73.8 million. The significant changes in such non-cash and non-operating items were primarily due to amortization of intangible assets and impairment loss on goodwill due to the acquisition of AIFU. Operating cash flows were negatively affected by a RMB49.8 million net change in our operating assets and liabilities, primarily from the effects of (i) a decrease of RMB61.6 million in accounts payable and accrued commissions, (ii) a decrease of RMB38.1 million in other payables and accrued expenses; (iii) an decrease of RMB36.5 million in lease liability, (iii) a decrease of RMB67.4 million in accounts receivable and contracts assets and (iv) a decrease of RMB19.9 million in other non-current assets. The net change in our operating assets and liabilities was primarily due to the payment of annual bonus to AIFU’s employees and other accrued expenses incurred by AIFU.

Investing Activities

Net cash used in investing activities for the fiscal year ended June 30, 2025 was RMB327.1 million (US$45.7 million), primarily attributable to cash used to purchase short-term investment products of RMB201.3 million (US$28.1 million), cash lent to third parties of RMB188.0 million(US$26.2 million), purchase of property, plant and equipment of RMB5.5 million (US$0.8 million) and proceeds from disposal of subsidiaries, net of cash disposed of RMB168.6 million (US$23.5 million), offset by proceeds from the disposal of short-term investments of RMB202.4 million (US$28.3 million) that matured, repayment of loan receivables from a third party of RMB30.5 million (US$4.3 million).

Net cash generated from investing activities for the fiscal year ended June 30, 2024 was RMB234.2 million, primarily attributable to cash used to purchase short-term investment products of RMB1.7 billion, cash lent to third parties of RMB838.8 million, purchase of property, plant and equipment of RMB4.3 million and disposal of subsidiaries, net of cash disposed of RMB12.8 million, offset by proceeds from disposal of short-term investments of RMB2.1 billion that matured, repayment of loan receivables from third parties of RMB145.5 million and cash acquired on non-cash acquisitions of RMB601.9 million.

Financing Activities

Net cash used in financing activities was RMB14.2 million (US$2.0 million), attributable to repayment of bank borrowings and other borrowings of RMB57.5 million (US$8.0 million), partially offset by proceeds from bank borrowings of RMB36.6 million (US$5.1 million), proceeds of issuance of ordinary shares upon private placement of RMB3.0 million (US$0.4 million) and proceeds from disposal of shares of subsidiaries of RMB3.6 million (US$0.5 million).

Net cash used in financing activities was RMB86.8 million for the fiscal year ended June 30, 2024, attributable to repayment of bank borrowings and other borrowings of RMB164.3 million, dividend distributed to non-controlling interest of RMB29.5 million, acquisition of non-controlling interests in subsidiaries of RMB26.4 million, and repurchase of ordinary shares of AIFU from open market of RMB10.0 million, partially offset by proceeds from bank borrowings of RMB98.4 million and proceeds of issuance of ordinary shares upon private placement of RMB45.0 million.

Capital Expenditures

We made capital expenditures of RMB4.3 million and RMB6.2 million (US$0.9 million) for the fiscal years ended June 30, 2024 and 2025, respectively. These expenditures were primarily related to leasehold improvement, our purchase of office equipment and maintenance of our technological infrastructure.

Holding Company Structure

Maase is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in which we hold equity interest. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our wholly-owned subsidiary in China to its business development and do not plan to request dividend distributions from it.

Off-Balance Sheet Arrangements

As of June 30, 2025, we did not enter any off-balance sheet arrangements such as any financial guarantees or other commitments to guarantee the payment obligations of any third-parties, which in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operation. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

C. Research and Development, Intellectual Property

Research and Development

Not applicable.

Intellectual Property

See “Item 4. Information on our group — B. Business Overview — Intellectual Property”.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended June 30, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that are reasonably likely to cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Along with the accumulation of historical renewal data and experiences, we re-evaluate the appropriateness of the constraint applied on an on-going basis and adjust the constraint accordingly when we observe more evidence that would suggest that the long-term expectation underlying the assumptions has changed. Accordingly, the constraint applied to existing business’s total estimated renewal commissions we expect to receive for all sold long-term life insurance products was 41% as of June 30, 2025. Considering the difference in historical product matrix and portfolio of renewal data, we apply different constraints in estimating the renewal commission revenues to its existing business and the newly acquired entities. Accordingly, the constraints applied to Zhongrong’s and Zhongji’s total estimated renewal commissions we expect to receive for all sold long-term life insurance products are 5% and 14%, respectively, as of June 30, 2025.

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

The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Estimates of fair value are primarily determined by using discounted cash flows. Discounted cash flows method is dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates, operating margins and the discount rates applicable to future cash flows. Based on this quantitative test, it was determined that the carrying amount of the insurance agency reporting unit exceeded its fair value and, therefore, the Company recorded an impairment loss on goodwill of RMB116.2 million (US$16.2 million) for the year ended June 30, 2025.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Hong Suong Nguyen	40	Chairperson of the board
Min Zhou	42	Chief Executive Officer and Vice-Chairperson of the Board of Directors
Guotao Liu	55	Co-Chief Executive Officer
Yuanfen Yang	49	Chief Financial Officer
Yingying Li	42	Independent Director
Kwan Pui Chui	30	Independent Director
Pei Yu	30	Independent Director

Hong Suong Nguyen Ms. Nguyen has been our chairperson since September 2024. Since June 2023, Ms. Hong Suong Nguyen has served as the Vice President of Wealth Will Limited, overseeing operational strategies and driving the company’s capital deployment and growth in multiple emerging markets. Prior to that, from late 2018 until May 2023, she held the position of Sales Director at Trustwell Far East Pte. Ltd., where she was responsible for formulating and executing sales strategies, managing the sales team, analyzing market demands, maintaining customer relationships, and expanding business channels, making significant contributions to the company’s cross-border business. She obtained her Bachelor’s degree in International Business from Vietnam National University in 2008 and her Master’s degree in Business Administration from Hanoi University of Science and Technology in 2009.

Min Zhou Ms. Zhou has served as our chief executive officer and Vice Chairperson of the Board since January, 2025. Prior to this, she was our Independent Director from September 2024 to January 2025. From April 2024 to December 2024, Ms. Min Zhou has been an executive director of Tian Ruixiang Holdings Ltd (NASDAQ “TIRX”). Before that, Ms. Zhou worked as an investment manager at Huobi Capital from September 2021 to September 2022, where she’s developing investment plans and agreements for participating in the negotiation and trading of investment projects. She has rich experience in supervising the operation and development of investment projects. From September 2016 to June 2021, Ms. Zhou was the business development manager of Delta Insurance Brokerage Co., Ltd. Ms. Zhou has extensive experience in ensuring compliance with securities laws and regulations, protecting shareholders’ interests, as well as participating in the formulation of company strategy and supervising management implementation to promote the company’s long-term development and enhance shareholder value. Ms. Zhou graduated from Hunan University with a bachelor’s degree in mechanical automation.

Guotao Liu Mr. Liu has served as our co-chief executive officer since August 2025. Prior to this, since January 2024 he has served as Chairman of Qingdao Youdian New Energy Technology Co., Ltd. which we acquired in August 2025. He concurrently serves as Chairman of Shandong Meinengda Automotive Service Co., Ltd. since January 2014 and Qingdao Huiju Lai Xi Intelligent Technology Co., Ltd. since January 2021. Previously, he served as Chairman of Shandong Bohai Rim Advertising Media Co., Ltd. from August 2006 to October 2017. With over 15 years of corporate management experience, he specializes in automotive services, smart technology, and new energy sectors. He received his Master’s degree in Transportation Management in 1996 and Bachelor’s degree in Automotive Design in 1994 from Military Transportation College.

Yuanfen Yang Ms. Yang has served as our Chief Financial Officer since November 2023, our Vice President of the Company since July 2022 and the Head of Finance Department of the Company since November 2010. Prior to joining the Company, Ms. Yang consecutively served as a financial manager at Shanghai Puyi Investment Consultant Co., Ltd. from September 2007 to October 2010, a financial manager at Sichuan Zhengxin Engineering Supervision and Consulting Co., Ltd. from April 2006 to September 2007 and a head of accounting at Sichuan Jinfeng Paper Co., Ltd. from July 1996 to March 2006, respectively. Ms. Yang obtained her bachelor’s degree from Southwestern University of Finance and Economics, specializing in financial management. She has been qualified as an International Certified Public Accountant (ICPA) since August 2023, a Senior Tax Advisor since October 2017 and a Senior Accountant since August 2013.

Yingying Ms. Li has served as our independent director since September 2024. She has served as the OEM Cotton Product Director for Qinshu (Shanghai) Trading Co., Ltd since 2022. From July 2021 to October 2022, Ms. Li served as the General Manager of the Product Planning Department at Shanghai Metersbonwe Fashion Co., Ltd., where she had extensive experience in leading the planning team to collect, sort, analyze fashion trends, and develop product strategies based on brand positioning and annual business goals. She also had experience in preparing planning proposals, themes, and quarterly development timetables. From October 2017 to June 2021, Ms. Li served as the Manager of the Product Planning Department at E-Land Group. She had extensive experience in leading the planning, design, and production teams in conducting product sketch review, sample review at selection meetings, and pricing work to ensure product completion. Ms. Li graduated from Donghua University with a Master’s degree in Textile Engineering.

Kwan Pui Chui Mr. Chui has served as our independent director since January, 2025. Mr. Chui is currently a lawyer at Fujian Shuangding Law Office. Prior to this, he served, with his last role, as a registered foreign lawyer in the corporate finance practice group at Deacons from 2019 to 2024, responsible for general corporate finance matters and IPO projects. He received a Master of Law Degree from City University of Hong Kong in 2019 and a Bachelor of Law Degree in Xiamen University in 2018. He had obtained the PRC lawyer license in 2023.

Pei Yu Ms. Pei has served as our independent director since April 2025. Ms. Pei Yu is currently serving as Finance Manager at Shenzhen Clarion Capital Venture Capital Co., Ltd. since July 2024. During her tenure, she has demonstrated exceptional proficiency in financial operations and strategic governance. In this role, she spearheads fiscal planning, investment analysis, and capital structure optimization. Prior to her current position, Ms. Yu served as a Senior Audit Professional at PricewaterhouseCoopers LLP from 2021 to 2024, where she led cross-functional teams in delivering critical services including financial statement audits for multinational corporations and IPO readiness assessments and capital markets advisory. She received a Master of Accounting from The Australian National University in 2019 and a Bachelor of financial Management in the West of Anhui University in 2017.

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

For the fiscal year ended June 30, 2025, we paid an aggregate of approximately RMB2.0 million (US$0.3 million) in cash to our executive officers and an aggregate of approximately RMB0.7 million (US$0.1 million) in cash to our independent directors. We have not set aside or accrued any amounts to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

Share Incentives

2018 Share Incentive Plan

Under the 2018 Share Incentive Plan, or the 2018 Plan, the maximum aggregate number of ordinary shares available for issuance will be 16,806,720 ordinary shares (equivalent to approximately 186,742 Class A ordinary shares after the Share Consolidation) (“2018 Share Incentive Plan”). The 2018 Share Incentive Plan will expire upon the tenth anniversary of the effective date.

On February 20, 2024, our board of directors approved the grant of share options to certain directors, executive officers, employees and top agents of the Company and AIFU to purchase 6,011,608 ADSs, previously representing 9,017,413 ordinary shares of the Company (equivalent to 100,194 Class A ordinary shares after the share consolidation), as a supplement of salary and benefit packages pursuant to the 2018 Share Incentive Plan (the “2024 Option 1”). Pursuant to the share incentive program, the exercise price of these options is US$0.001 per ADS, equating to approximately US$0.0007 per ordinary share, or US$0.063 per post-split Class A ordinary share. The options are scheduled to vest over a one-year period starting from March 1, 2025, subject to the achievement of certain key performance indicators by the option holders and their continued service with the Company. As the required performance indicators related to 2024 Option 1 were not met during the year, the 20 Share Option 1 were fully forfeited.

2024 Share Incentive Plan

On February 20, 2024, our board of directors adopted a share incentive plan under which we have reserved 111,165,518 ordinary shares (equivalent to approximately 1,235,173 Class A ordinary shares after the Share Consolidation) for issuance, which was approximately 30% of our outstanding ordinary shares as of December 31, 2023 (“2024 Share Incentive Plan”). The 2024 Share Incentive Plan will expire upon the tenth anniversary of the effective date.

On November 19, 2024, our board of directors approved the grant of 3,000,000 restricted share units (“RSUs”) to our chairwoman Ms. Hong Suong Nguyen. Each RSU represented a right to receive one ADS with every two ADS representing three Class A ordinary shares. Giving effect to our subsequent ADR facility termination and 1-for-90 Share Consolidation effected on June 20, 2025, the grant was adjusted to 50,000 RSUs, with each RSU now representing the right to receive one post-consolidation Class A ordinary share. The RSUs are scheduled to vest over a three-year period beginning on the grant date, subject to her continued service with the Company. As of June 30, 2025, all 50,000 of these adjusted RSUs remain outstanding.

During the first half of 2025, our board of directors granted a total of 40,002,240 RUSs to certain management and employees as severance compensation, with each RSU representing the right to receive one ADS. These RSUs were vested immediately upon grant. Following the termination of our ADR facility and Share Consolidation, these vested RSUs were adjusted to 666,704 RSUs, with each RSU representing the right to receive one post-consolidation Class A ordinary share.

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

AIFU Share Incentive Plans

AIFU 2022 Share Incentive Plan

On August 12, 2022, AIFU’s board of directors adopted a share incentive plan under which it has reserved 161,143,768 ordinary shares (equivalent to approximately 402,860 of its Class A ordinary shares giving effect to the 1-for-400 Reverse Share Split effected on May 21, 20205) for issuance, which was approximately 15% of its outstanding ordinary shares as of June 30, 2022 (“AIFU’s 2022 Share Incentive Plan”). AIFU’s 2022 Share Incentive Plan will expire upon the tenth anniversary of the effective date.

Simultaneously, its board of directors approved the grant of options to purchase an aggregate of 4,000,000 ordinary shares (equivalent to 10,000 of its Class A ordinary shares giving effect to the Reverse Share Split) to its independent directors pursuant to the AIFU 2022 Share Incentive Plan (the “AIFU 2022 Option 1”). The exercise price of these options is US$0.2305 per ordinary share or US$92.2 per post-split Class A ordinary share, equal to the closing price of its ADS on the Nasdaq Global Select Market one day prior to the grant date. Upon resignation of certain former independent directors in January 2024 and in September 2024 respectively, options to purchase 9,967 Class A ordinary shares under AIFU 2022 Option 1 were immediately exercisable and vested. Upon resignation of one independent director in January 2025, options to purchase 33 Class A ordinary shares were forfeited.

On February 6, 2023, its board of directors approved the grant of options to purchase an aggregate of 13,680,000 AIFU’s ordinary shares (equivalent to 34,200 of its Class A ordinary shares giving effect to the Reverse Share Split) to certain top agents who have met the requirements for Million Dollar Round Table Membership (“MDRT” Agents), pursuant to the AIFU 2022 Share Incentive Plan (the “AIFU 2022 Option 2”). The exercise price of these options is US$0.05 per ordinary share or US$20.0 per post-split Class A ordinary share. The options are scheduled to vest over a two-year period starting from March 31, 2024, subject to the achievement of certain key performance indicators by the option holders and their continued service with AIFU.

On August 16, 2023, the board of directors of AIFU granted 536,990 RSUs (“RSUs 1”) to a former executive officer. Each RSU represented a right to receive one ADS, with each ADS representing 20 ordinary shares of AIFU. Giving effect to the subsequent ADR facility termination whereby every ADS were exchanged for 20 Class A ordinary shares of AIFU and Reverse Share Split, this grant was adjusted to 26,850 RSUs, with each RSU representing a right to receive one post-consolidation Class A ordinary share. The RSUs were scheduled to vest over a five-year period commencing on June 30, 2024, subject to his continued service. On July 15, 2024, the board of directors of AIFU granted an additional 268,200 RSUs (“RSUs 2”) to the same officer. Each RSU similarly represented a right to receive one ADS. This grant of 268,200 RSUs (representing 5,364,000 Class A ordinary shares) was adjusted to 13,410 RSUs following the ADR facility termination and Reverse Share Split, with each RSU representing one post-consolidation Class A ordinary share. Upon resignation of this former executive officer in September 2024, RUSs representing 40,000 post-split Class A ordinary shares of AIFU were immediately vested and the remaining RSUs were forfeited.

AIFU 2024 Share Incentive Plan

On February 20, 2024, AIFU’s board of directors adopted a share incentive plan under which it has reserved 113,423,618 ordinary shares (equivalent to 283,560 of its Class A ordinary shares giving effect to the Reverse Share Split) for issuance, which was approximately 10% of its outstanding ordinary shares as of December 31, 2023 (“AIFU’s 2024 Share Incentive Plan”). AIFU’s 2024 Share Incentive Plan will expire upon the tenth anniversary of the effective date.

Pursuant to AIFU 2024 Share Incentive Plan, the following option and RSUs grants were approved by AIFU’s board of directors:

●	On April 16, 2024, share options were granted to certain “MDRT” Agents to purchase an aggregate of 18,088,000 ordinary shares (equivalent to 45,220 of its Class A ordinary shares giving effect to the Reverse Share Split) with an exercise price of US$0.11809 per ordinary share or US$47.236 per post-split Class A ordinary share (“2024 Option 1”). The options are scheduled to vest over a two-year period starting from the date of grant, with each of the 50% to be vested on March 31, 2025 and March 31, 2026, respectively, subject to the achievement of certain key performance indicators by the option holders and their continued service with AIFU.

●	On June 25, 2024, share options were granted to certain sales team leaders to purchase an aggregate of 4,930,000 of its ordinary shares (equivalent to 12,325 consolidated Class A ordinary shares giving effect to the Reverse Share Split), (“2024 Option 2”). The exercise price of these options is US$0.05 per ordinary share, or US$20 per post-split Class A ordinary share. The options are scheduled to vest over a two-year period starting from March 31, 2025, subject to the achievement of certain key performance indicators by the option holders and their continued service with AIFU.

●	On various dates from April 16, 2024, share options were granted to certain new agents to purchase an aggregate of 3,400,000 of its ordinary shares (equivalent to 8,500 Class A ordinary shares giving effect to the Reverse Share Split) (“2024 Option 3”). The exercise price of these options is US$0.05 per ordinary share, or US$20.0 per post-split class A ordinary share. The options are scheduled to vest over a two-year period beginning on the grant date, with 50% vesting on March 31, 2025, and the remaining 50% vesting on March 31, 2026, subject to the achievement of certain key performance indicators by the option holders and their continued service with AIFU.

●	On November 18, 2024, the board of directors of AIFU approved the grant of 1,000,000 RSUs (“RSUs 3”) to Ms. Hong Suong Nguyen. Each RSU represented a right to receive one ADS, with each ADS representing 20 Class A ordinary shares of AIFU. Giving effect to the subsequent ADR facility termination and Reverse Share Split, the grant was adjusted to 50,000 RSUs, with each RSU representing a right to receive one post-split Class A ordinary share. The RSUs 3 are scheduled to vest over a three-year period beginning on the grant date, with 30% vesting on each of the first and second anniversaries in 2025 and 2026 and the remaining 40% vesting on the third anniversary in 2027, subject to her continued service with AIFU.

●	On February 14, 2025, the board of directors of AIFU approved a severance compensation package for certain former officers and employees, which included a grant of 10,000,000 restricted share units (“RSUs 4”). Each RSU represented the right to receive one ADS and was fully vested on March 1, 2025. Subsequently, following AIFU’s termination of the ADR facility and Reverse Share Split the 10,000,000 vested RSUs were adjusted to 500,000 RSUs, with each RSU representing the right to receive one post-split Class A ordinary share.

●	On April 29, 2025, the board of directors of AIFU approved a severance compensation package for a former executive officer, which included a grant of 1,000,000 restricted share units (“RSUs 5”). Each RSU represented the right to receive one ADS. The RSUs were fully vested upon grant. Subsequently, following the termination of the ADR facility and a 1-for-400 Reverse Share Split, the 1,000,000 vested RSUs were adjusted to 50,000 RSUs, with each RSU representing the right to receive one post-split Class A ordinary share.

As of June 30, 2025, options to purchase 41,862 Class A ordinary shares of AIFU and 40,795 RSUs in Class A ordinary shares of AIFU have been granted and are outstanding under AIFU’s 2022 and 2024 Share Incentive Plans.

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives” disclosed in AIFU’s annual report on Form 20-F filed with the Commission on April 25, 2025 for more details of AIFU’s share incentives.

C. Board Practices

Board Committees

We have established three committees under the board of directors: the audit committee, the compensation committee, the corporate governance and nominating committee and have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of three independent directors, Ms. Pei Yu, Mr. Kwan Pui Chui and Ms. Yingying Li, and is chaired by Ms. Pei Yu. We have determined that these three independent directors satisfy the independence requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market and the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Ms. Pei Yu qualify as “audit committee financial experts” within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our group. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Ms. Yingying Li, Ms. Pei Yu and Mr. Kwan Pui Chui, and is chaired by Ms. Li Yingying. We have determined that these three independent directors satisfy the independence requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market and the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. Kwan Pui Chui, Ms. Yingying Li and Ms. Pei Yu, and is chaired by Mr. Kwan Pui Chui. We have determined that these three independent directors satisfy the independence requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market and the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D. Employees

The following table sets forth the breakdown of AIFU’s employees by function as of June 30, 2025.

	Number of Employees	% of Total
Management	206	28.2
Administrative staff	446	61.0
Financial and accounting staff	71	9.7
Information technology staff	8	1.1
Total	731	100.0

The following table sets forth the breakdown of Maase’ employees excluding those of AIFU’s by function as of June 30, 2025.

Functional area	Number of employees	Percentage of total
Investment advisory	21	26.9%
Management and administrative	23	29.5%
Technical department	20	25.6%
Risk management	2	2.6%
Asset management	12	15.4%
Total	78	100.0%

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

E. Share Ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following tables set forth certain information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each shareholder known by us to be the beneficial owner of more than 5% of our voting power; and

●	each of our directors and executive officers;

As of the date of this annual report, 2025, we have 319,814,024 ordinary shares outstanding comprising of 313,147,356 Class A ordinary shares and 6,666,668 Class B ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficially Ownership (of total Class A Ordinary Shares and Class B Ordinary Shares)(1)	% of Aggregate Voting Power(1)
Directors and Executive Officers:
Nguyen Hong Suong	*	*	*	*
Zhou Min	*	*	*	*
Liu Guotao	*	*	*	*
Yang Yuanfen	*	*	*	*
Li Yingying	*	*	*	*
Chui Kwan Pui	*	*	*	*
Yu Pei	*	*	*	*
All Directors and Executive Officers as a Group	*	*	*	*

Principal Shareholders:
Moonlit Group Ltd.(2)	2,223	5,555,556	1.74%	56.70%
Katherine Wang(2)	2,223	5,555,556	1.74%	56.70%
Equality Group Ltd.(3)	1,112	1,111,112	0.35%	11.34%
Hongyu Wang(3)	1,112	1,111,112	0.35%	11.34%
Golden Brighter Limited(4)	93,049,939	-	29.10%	9.50%
Baron Ren(4)	93,049,939	-	29.10%	9.50%
WJ Management Limited(5)	93,049,939	-	29.10%	9.50%
Dejun Yu(5)	93,049,939	-	29.10%	9.50%
Arts Wing Limited(6)	92,122,044	-	28.80%	9.40%
Robert Liu(6)	92,122,044	-	28.80%	9.40%

*	Less than 1% of our total outstanding ordinary shares.

†

The business address of our directors and executive officers is c/o 12F, Block B, Longhu Xicheng Tianjie No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu, Sichuan Province, People’s Republic of China

(1)	Percentage of beneficial ownership of each director and executive officer is based on 319,814,024 ordinary shares outstanding comprising of 313,147,356 Class A ordinary shares and 6,666,668 Class B ordinary shares as of the date of this annual report. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership. Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by each director and executive officer and principal shareholder by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

(2)

Includes (i) 2,223 Class A ordinary shares of the Company held by Moonlit Group Ltd. (“Moonlit”) and (ii) 5,555,556 Class B ordinary shares held by Moonlit, which is wholly-owned by Katherine Wang. The registered address of Moonlit is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin lslands.

(3)

Includes (i) 1,112 Class A ordinary shares of the Company held by Equality Group Ltd. (“Equality”), and (ii) 1,111,112 Class B ordinary shares held by Equality which is wholly-owned by Hongyu Wang. The registered address of Equality is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(4)

Includes 93,049,939 Class A ordinary shares of the Company held by Golden Brighter Limited.which is wholly owned by Baren Ren. The registered address of Golden Brighter Limited is Room 1202, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsimshatsui East, Kowloon, Hong Kong.

(5)

Includes 93,049,939 Class A ordinary shares of the Company held by WJ Management Company Limited. (“WJ Management”), which is wholly owned by Dejun Yu. The registered address of WJ Management is Room 1604, 16/F, OffcePuls@Sheung Wan, 93-103 Wing Lok Street, SheungWan, Hong Kong.

(6)	Includes 92,122,044 Class A ordinary shares of the Company held by Arts Wing Limited, which is wholly owned by Robert Liu. The registered address of Arts Wing Limited is Room 1202, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsimshatsui East, Kowloon, Hong Kong.

To our knowledge, as of the date of this annual report, 1,139,246 ordinary shares were held by one record holder in the United States, representing approximately 0.36% of our total outstanding shares. The record holder is Cede & Co., the nominee of the Depositary Trust Company. The number of beneficial owners of our Class A ordinary shares in the United States is likely to be much larger than the number of the record holder of our ordinary shares in the United States.

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

Share Incentive Plan

See “Directors, Senior Management and Employees — B. Compensation —Share Incentive.”

Other Related Party Transactions

Please see Note 22 of the consolidated financial statements filed as part of this annual report.

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

Legal Proceedings

We are involved in disputes and legal or administrative proceedings in the ordinary course of our business.

We are currently involved in a material arbitration proceeding initiated by GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, “Claimants”) before the International Centre for Dispute Resolution (ICDR). The Claimants seek damages in excess of US$124 million relating to a Securities Purchase Agreement dated April 16, 2024 (the “GEM Agreement”) between us and GEM Global Yield LLC SCS”), which contemplated a potential equity investment of up to US$1 billion.

The GEM Agreement was negotiated by Mr. Peh Chin Hua, our former Chairman of the Board (“Former Chairman”), and Mr. Chan Michael Ewe Teik, a third-party intermediary nominated by the Former Chairman, and executed on the Company’s behalf by the Former Chairman.

In August 2024, through an internal investigation, our Board of Directors came to suspect that the Former Chairman, Singapore White Group Pte. Ltd. (“White Group”), an entity controlled by the Former Chairman, and Mr. Chan may have engaged in a fraudulent scheme that defraud the Company through a series of complex transactions, including the GEM Agreement. The investigation revealed that the Former Chairman may have withheld material information from the Board regarding GEM Agreement and White Group Agreement. In September 2024, our Board determined that the GEM Agreement was void due to fraud and resolved to terminate all proposed transactions and cooperation with the Former Chairman and White Group.

Consequently, on July 29, 2025, Claimants filed an arbitration with the ICDR against us concerning the GEM Agreement, seeking claims amounting to over US$124 million. We filed formal answers on September 4, 2025, denying all allegations asserted by the Claimants. The arbitration is in its early stages, and the final outcome and its potential financial impact on the Company are subject to significant uncertainty.

We believe that the Claimants’ allegations have no merit and we intend to vigorously defend against the claims. However, defending such arbitration could be time-consuming and costly and could divert the attention of our senior management. An unfavorable resolution of this arbitration or any future allegations, lawsuits or proceedings could materially and adversely affect our results of operations and financial condition and the market prices of our Class A ordinary shares. In accordance with applicable accounting standards, the Company has accrued a provision of $0 for this contingency.

Except as disclosed above, we are currently not a party to any judicial, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. However, we may from time to time be involved in litigation and claims that arise in the ordinary course of our business operations. Our businesses are also subject to extensive regulation, which may result in regulatory proceedings against us. See “Item 3. Key Information—D. Risk Factors” above. Litigation or any other legal or administrative proceedings, regardless of the outcome, may result in substantial cost and diversion of our recourses, including our management’s time and attention.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

See “C. Markets”

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs had been listed on the Nasdaq Global Market since March 29, 2019. From March 29, 2019 until March 13, 2024, our ticker symbol was “PUYI” and from March 13, 2024 until May 4, 2025, our ticker symbol was “HPH”. Since May 5, 2025, our ADSs commenced trading under the symbol “MAAS”.

On June 20, 2025, we terminated the American depositary receipt facility for our ADSs and ceased the listing of the ADSs on Nasdaq. On June 23, 2025, our Class A ordinary shares commenced trading on Nasdaq in substitution for the ADSs, under the same symbol “MAAS.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association, as adopted by our shareholders by special resolution, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our fifth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our authorised share capital is US$450,000,000 divided into 5,000,000,000 shares consisting of (i) 4,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.09 each; and (ii) 1,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.09 each. Their respective rights and restrictions are set out in our fifth amended and restated memorandum and articles of association. Our Class A ordinary shares and Class B ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Each Class B ordinary share is convertible into one (1) fully paid Class A ordinary share at any time by the relevant holder. The right to convert shall be exercisable by the holder of the Class B ordinary share delivering a written notice to our company. In no event shall our Class A ordinary shares be convertible into Class B ordinary shares. Save for the voting rights and conversion rights set out in our fifth amended and restated memorandum and articles of association, our Class A ordinary shares and Class B ordinary shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

Subject to our fifth amended and restated memorandum and articles of association in relation not director’s interests and the Nasdaq Rules, Class B ordinary shares may only be allotted and issued to directors, senior management or holders of the existing shares and companies wholly owned by such directors, senior management or holders of the existing shares in the Company’s share capital, at such times and on such terms, considerations and conditions as the directors, in their absolute discretion, may think fit. Subject to the Companies Act and our fifth amended and restated memorandum and articles of association, our directors may, at their own discretion, by a majority of votes, decide on the consideration for issuance, purchase, or otherwise acquire all or any Class B ordinary shares at a price determined by the directors at their sole discretion.

Fractional Shares. Under the terms of our fifth memorandum and articles of association, the directors of the Company may issue fractions of a share and, if so issued, a fraction of a share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole share. If more than one fraction of a share is issued to or acquired by the same shareholder such fractions shall be accumulated.

Dividends. The holders of our Class A shares are entitled to such dividends as may be declared by our board of directors. Under the laws of the Cayman Islands, our company may declare and pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Each Class B ordinary shares confers upon the holder no right to any share in any dividend or distribution paid by the Company.

Voting rights. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Holders of our shares have the right to receive notice of, attend, speak and vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman. Subject to any rights and restrictions for the time being attached to any share, on a show of hands every shareholder present in person and every person representing a shareholder by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general meeting or extraordinary general meeting of our company, each have one (1) vote for each Class A ordinary share and one hundred (100) votes for each Class B ordinary share and on a poll every shareholder and every person representing a shareholder by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one (1) vote for each Class A ordinary share and one hundred (100) votes for each Class B ordinary share of which he or she or the Person represented by proxy is the holder.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding shares at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our fifth amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes that will affect the rights, preferences, privileges or powers of the preferred shareholders.

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

The Companies Act provides shareholders with only limited rights to require a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fifth memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the paid up capital of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our fifth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions of our Memorandum and Articles of Association, as applicable, any of our shareholders may transfer all or any of his or her Class A ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board. No Class B Ordinary Share may be sold, transferred, assigned, pledged, or otherwise disposed of, or used as collateral for loans or any obligations.

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share, at the option of the holder, subject to approval by no less than two-thirds of the board of directors or by written resolutions of all the directors. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares under any circumstances. Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares under the following circumstances: (i) if the holder is an employee, upon the termination of their employment (howsoever arising) with the Company; (ii) if the holder is a Director, upon their resignation or removal from the board of directors; and (iii) if the holder is a wholly-owned company (“Owned Company”) of a director, senior management, or an existing shareholder, upon the individual ceasing to wholly own the Owned Company.

Liquidation. On the winding up of our company by special resolution of our company our any other sanction required by the Companies Act, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of our paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them. Each Class B ordinary shareholder has no right to any share in the distribution of the surplus assets of the Company upon liquidation or otherwise.

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

Issuance of Additional Shares. Our fifth amended and restated memorandum of association authorizes our board of directors to issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our fifth amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fifth memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

D. Exchange Controls

See “Item 4. Information on our group — B. Business Overview — Regulation— PRC Regulations Relating to Foreign Exchange.”

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers (Hong Kong), our counsel as to Cayman Islands law, and to the extent it relates to PRC tax law, it represents the opinion of ETR Law Firm, our counsel as to PRC law.

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

Uncertainties exist with respect to how the EIT Law applies to the tax residence status of Maase and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, on April 22, 2009 which provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied:

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

We believe that Maase is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If we are deemed a China resident enterprise, we may be subject to the EIT at the rate of 25% on our global income, except that the dividends we receive from our Chinese subsidiaries may be exempt from the EIT to the extent such dividends are deemed dividends among qualified resident enterprises. If we are considered a resident enterprise and earn income other than dividends from our Chinese subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

PRC Value-Added Tax

On March 23, 2016, the Ministry of Finance of China and the State Administration of Taxation of China jointly issued the Circular on the Nationwide Implementation of Pilot Program for the Collection of Value Added-Tax Instead of Business Tax, or Circular 36, which came into effect on May 1, 2016. Subsequent to the effectiveness of Circular 36, the business of the consolidated VIEs and WFOEs and their subsidiary will be primarily subject to value-added tax, or VAT, at a rate of 6% and they would be permitted to offset input VAT by providing valid VAT invoices received from vendors against their VAT liability.

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

Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises are exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries through our BVI subsidiary are subject to a 10% withholding tax, provided that we are determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the EIT Law. Pursuant to the Avoidance of Double Taxation Arrangement, which became effective on January 1, 2007, which was subsequently amended on January 30, 2008, May 27, 2010, April 1, 2015 and July 19, 2019, dividends from AIFU’s PRC subsidiaries paid to AIFU through its Hong Kong SAR subsidiary CNinsure Holdings Ltd. are subject to a withholding tax at a rate of 5%. However, as described above, we may be considered a PRC resident enterprise for EIT purposes, in which case dividends received by us from our PRC subsidiary would be exempt from the PRC withholding tax because such income is exempted under the EIT Law for a PRC resident enterprise recipient. In July 2018, CNinsure Holdings Ltd. was determined by Hong Kong SAR Taxation Bureau to be a Hong Kong SAR resident enterprise and completed the application and filing process for enjoying the tax treaty in PRC Taxation Bureau therefore AIFU has applied a 5% withholding tax rate for the dividends paid by its PRC subsidiaries since then. As there remains uncertainty regarding the interpretation and implementation of the EIT Law and the Implementation Rules, it is uncertain whether any dividends to be distributed by us, if we are deemed a PRC resident enterprise, to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—cc—Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.”

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

Payments of dividends and capital in respect of our Class A ordinary shares will not be subject to taxation in the Cayman Islands, and no withholding will be required on the payment of a dividend or capital to any holder of our Class A ordinary shares, nor will gains derived from the disposal of our Class A ordinary shares be subject to Cayman Islands income or corporation tax.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A ordinary shares by a U.S. holder (as defined below) that holds our Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, accrual method taxpayers subject to special tax accounting rules as a result of their use of financial statements, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock, investors that will hold their Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or U.S. holders (as defined below) that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-U.S., alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our Class A ordinary shares.

We urge potential purchasers of our shares to consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of our Class A ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Class A ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under applicable U.S. Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of an investment in our Class A ordinary shares.

For U.S. federal income tax purposes, a U.S. holder of Class A ordinary shares will generally be treated as the beneficial owner of the underlying shares represented by the Class A ordinary shares. The remainder of this discussion assumes that a U.S. holder of our Class A ordinary shares will be treated as the beneficial owner of the underlying shares represented by the Class A ordinary shares. Accordingly, deposits or withdrawals of Class A ordinary shares will generally not be subject to U.S. federal income tax.

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

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, for the fiscal year ended June 30, 2025, we treated the consolidated VIEs as being owned by us for U.S. federal income tax purposes, and we treated it that way, not only because we exercised effective control over the operation of such entities but also because we were entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidated their results of operations in our consolidated U.S. GAAP financial statements. Assuming that we were the owner of the VIE (including its subsidiaries) for U.S. federal income tax purposes for the fiscal year ended June 30, 2025, and based upon our current and expected income and assets, including the market price of our Class A ordinary shares, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our Class A ordinary shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current and anticipated market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we were treated as not owning the VIE (including its subsidiaries) for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our Class A ordinary shares or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our Class A ordinary shares or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of Class A ordinary shares” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions paid on our Class A ordinary shares (including the amount of any tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we will generally report any distribution paid as a dividend for U.S. federal income tax purposes. Dividends received on the Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Individuals and other non-corporate U.S. holders will generally be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our Class A ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Since the Class A ordinary shares are listed on the NASDAQ Global Market, we believe that the Class A ordinary shares are readily tradable on an established securities market in the United States and that we are a qualified foreign corporation with respect to dividends paid on the Class A ordinary shares. There can be no assurance that our Class A ordinary shares will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by Class A ordinary shares currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case, we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares as well as our Class A ordinary shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our Class A ordinary shares or ordinary shares.

Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our Class A ordinary shares. See “Item 10. Additional Information — E.Taxation — PRC Enterprise Income Tax.” In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Class A ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Class A ordinary shares or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder generally will recognize capital gain or loss upon the sale or other disposition of Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such Class A ordinary shares. Any capital gain or loss will be long-term if the Class A ordinary shares have been held for more than one year and generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of individuals and other non-corporate U.S. holders generally are eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the Class A ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. If a U.S. holder is not eligible for the benefits of the income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our Class A ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Class A ordinary shares, and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Class A ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the Class A ordinary shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our Class A ordinary shares and any of our non- U.S. subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our Class A ordinary shares, provided that the Class A ordinary shares are regularly traded on the NASDAQ Global Market. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our Class A ordinary shares will generally continue to be subject to the foregoing rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If a U.S. holder makes a mark-to-market election with respect to our Class A ordinary shares, the U.S. holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A ordinary shares held at the end of the taxable year over the adjusted tax basis of such Class A ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A ordinary shares over the fair market value of such Class A ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the Class A ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. Further, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Class A ordinary shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Class A ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Only the Class A ordinary shares and not the ordinary shares are listed on the NASDAQ Global Market. Consequently, if a U.S. holder holds ordinary shares that are not represented by Class A ordinary shares, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

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

If a U.S. holder owns our Class A ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

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

Foreign exchange risks

Substantially all of our revenues and expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to the cash and cash equivalents denominated in U.S. dollars that we keep offshore for dividend payments. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our Class A ordinary shares will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the Class A ordinary shares will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under such policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Removal of the U.S. dollar peg has resulted in an approximately more than 25.0% appreciation of the RMB against the U.S. dollar over the following eight years. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The PRC government may from time to time make further adjustments to the exchange rate system in the future. To the extent that we need to convert our U.S. dollar or other currencies-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar or other currencies would have an adverse effect on the RMB amount we receive from the conversion. We had U.S. dollar-denominated and Hong Kong dollar-denominated financial assets amounting to US$1.4 million and HKD6.7 million as of June 30, 2025, respectively. A 10% appreciation of the RMB against the U.S. dollar and Hong Kong dollar would have resulted in a total decrease of RMB1.6 million (US$0.2 million) in the value of our U.S. dollar-denominated and Hong Kong dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts or other currencies amounts for the purpose of making payments for dividends on our ordinary shares or Class A ordinary shares or for other business purposes, appreciation of the U.S. dollar or other currencies against the RMB would have a negative effect on the U.S. dollar or other currencies amount available to us.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

On June 20, 2025, we terminated the American depositary receipt facility for our ADSs and ceased the listing of the ADSs on Nasdaq. On June 23, 2025, our Class A ordinary shares commenced trading on Nasdaq in substitution for the ADSs. As a result of this, there are no outstanding ADSs as of June 30, 2025.

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

By passing resolutions at the Extraordinary General Meeting of Shareholders and separate Class Meeting of the holders of ordinary shares of the Company on October 31, 2024, the Company had amended its authorized share capital to US$5,000,000 divided into 5,000,000,000 shares consisting of (i) 4,000,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each (the “Class A Ordinary Shares”); and (ii) 1,000,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each (the “Class B Ordinary Shares”), and amended and restated its existing memorandum and articles of association as the fifth amended and restated memorandum and articles of association.

By passing resolutions at the Extraordinary General Meeting of Shareholders and separate Class Meeting of the holders of ordinary shares of the Company on June 3, 2025, effective immediately following the Share Consolidation at a ratio of one-for-ninety on June 20, 2025, our authorized share capital was increased to US$450,000,000, divided into 5,000,000,000 shares, consisting of 4,000,000,000 Class A ordinary shares (par value US$0.09 each), and 1,000,000,000 Class B ordinary shares (par value US$0.09 each).

As of the date of this report, pursuant to the fifth amended and restated memorandum and articles of association, the Company is authorized to issue 4,000,000,000 Class A Ordinary Shares and 1,000,000,000 Class B Ordinary shares. Each holder of a Class A Ordinary Share shall have one (1) vote for each Class A Ordinary Share and each holder of the Class B Ordinary Shares shall have one hundred (100) votes for each Class B Ordinary Share.

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

See the disclosure regarding the fifth amended and restated memorandum and articles of association in Exhibit 1.4 to this annual report.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of June 30, 2025, using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of June 30, 2025 based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Enrome LLP, has audited the effectiveness of our company’s internal control over financial reporting as of June 30, 2025, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

C. Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there were no changes in our internal control over financial reporting that occurred during the year ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Pei Yu, the chair of our audit committee and an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in November 2018. We have posted a copy of our code of business conduct and ethics on our website at website https://ir.maaseai.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On January 23, 2025, we engaged Enrome LLP (PCAOB No.6907) (“Enrome”) as our independent registered public accounting firm, and dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB No. 1113) (“Deloitte”) which we engaged on March 29, 2024 to replace Marcum Asia CPAs LLP. See also “Item 16F. Change in Registrant’s Certifying Accountant.” The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, Deloitte and Enrome for the periods indicated.

	For the fiscal year ended June 30,
	2024	2025
	USD	USD
	(in thousands)
Audit Fees
–Marcum Asia CPAs LLP	72	30
–Deloitte Touche Tohmatsu Certified Public Accountants LLP	350	100
–Enrome LLP	-	140
Total Fees	422	270

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

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Change of Certifying Accountant in January 2025

On January 23, 2025, we engaged Enrome as our independent registered public accounting firm, and dismissed Deloitte. The change of our independent registered public accounting firm had been approved by our board and the audit committee of our board, and the decision was not made due to any disagreements between us and Deloitte.

The report of Deloitte on our consolidated financial statements for the fiscal year ended June 30, 2024 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended June 30, 2024 and the subsequent interim period through January 23, 2025, there have been no (i) disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have also provided Deloitte with a copy of the disclosures in Form 6-K filed with the Commission on January 23, 2025 and here under this Item 16F as required under Item 16F of Form 20-F and requested from Deloitte a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Deloitte’s letter dated January 23, 2025 was attached as Exhibit 15.8 in our annual report on Form 20-F filed with the Commission on October 29, 2025.

During the fiscal years ended June 30, 2024 and the subsequent interim period through January 23, 2025, neither we nor anyone on behalf of us has consulted with Enrome regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Enrome concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

Change of Certifying Accountant in March 2024

On March 29, 2024, we engaged Deloitte as our independent registered public accounting firm, and dismissed Marcum Asia CPAs LLP. The change of our independent registered public accounting firm had been approved by our board and the audit committee of our board, and the decision was not made due to any disagreements between us and Marcum Asia CPAs LLP.

The reports of Marcum Asia CPAs LLP on our consolidated financial statements for the fiscal years ended June 30, 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended June 30, 2023 and the subsequent interim period through March 29, 2024, there have been no (i) disagreements between us and Marcum Asia CPAs LLP on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of Marcum Asia CPAs LLP would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have provided Marcum Asia CPAs LLP with a copy of the disclosures in Form 6-K filed with the Commission on April 2, 2024 and here under this Item 16F as required under Item 16F of Form 20-F and requested from Marcum Asia CPAs LLP a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Marcum Asia CPAs LLP’s letter dated April 2, 2024 was attached as Exhibit 15.7 in our annual report on Form 20-F filed with the Commission on November 15, 2024.

During the fiscal years ended June 30, 2023 and the subsequent interim period through March 29, 2024, neither we nor anyone on behalf of us has consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Deloitte concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Nasdaq Stock Market Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers (Hong Kong), our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We followed home country practice with respect to annual meetings and did not hold an annual meeting of shareholders. However, we held extraordinary general meetings on March 13, 2024, October 31, 2024 and June 3, 2025, respectively, and obtained requisite shareholders’ approval on various matters including change of Company’s name, adoption of a dual-class share structure, share consolidation and share capital increase. We may hold annual or extraordinary shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

On February 20, 2024, our board of directors adopted a share incentive plan under which we have reserved 111,165,518 ordinary shares (equivalent to approximately 1,235,173 Class A ordinary shares after the Share Consolidation) for issuance, which was approximately 30% of our outstanding ordinary shares as of December 31, 2023.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

In march 2019, an insider trading policy was adopted by our board of directors and subsequently amended on March 15, 2023, governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees, to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards applicable to us. Our insider trading policy is filed as Exhibit 11.2 to our annual report on Form 20-F filed with the Commission on November 15, 2024

ITEM 16K. CYBERSECURITY

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

Our management is committed to cybersecurity risk management. The head of our technology department, Mr. Guohong Luo, who leads a dedicated cybersecurity team, is responsible for assessing and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents related to Maase’s legacy IT system. Mr. Luo has over 10 years of experiences in the field including in application, infrastructure, development, security and governance. He directly reports to our chief executive officer. Currently, AIFU’s information technology systems are maintained by its own IT team, and AIFU’s head of information technology department is responsible for assessing and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents related to AIFU’s legacy IT system. He has over 18 years of experiences in in application, infrastructure, development, security and governance. He reports to AIFU’s chief executive officer and provides timely and routine updates to the audit committee on any material cybersecurity incidents.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant, effective March 19, 2019 (incorporated herein by reference to Exhibit 3.2 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
1.2	Third Amended and Restated Memorandum and Articles of Association of the Registrant, effective March 13, 2024 (incorporated herein by reference to Exhibit 3.1 to Form 6-K filed on March 13, 2024 (File No. 001-38813))
1.3	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, effective October 31, 2024 (incorporated herein by reference to Exhibit 3.1 to Form 6-K filed on October 31, 2024 (File No. 001-38813))
1.4*	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, effective June 23, 2025
2.1*	Registrant’s Specimen Certificate for Class A Ordinary Shares
2.2*	Description of Securities
4.1	Form of Employment Agreement between the Registrant and its chief executive officers (incorporated herein by reference to Exhibit 10.14 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.15 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.3	Exclusive Technology and Consultancy Services Agreement between Puyi Enterprises Management Consulting Co., Ltd. and Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 6, 2018 (incorporated herein by reference to Exhibit 10.16 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.4	Equity Interest Pledge Agreement among Puyi Enterprises Management Consulting Co., Ltd., Yu Haifeng, Yang Yuanfen and Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 6, 2018 (incorporated herein by reference to Exhibit 10.17 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.5	Exclusive Option Agreement among Puyi Enterprises Management Consulting Co., Ltd., Haifeng Yu, Yuanfen Yang and Chengdu Puyi Bohui Information Technology Co., Ltd. dated September 6, 2018 (incorporated herein by reference to Exhibit 10.18 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.6	Spouse Consent Letter provided by Xiao Qi, Yu Haifeng’s spouse, dated September 6, 2018 (incorporated herein by reference to Exhibit 10.19 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.7	Spouse Consent Letter provided by Cheng Jianping, Yang Yuanfen’s spouse, dated September 6, 2018 (incorporated herein by reference to Exhibit 10.20 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.8	Powers of Attorney granted by Yu Haifeng dated September 6, 2018 (incorporated herein by reference to Exhibit 10.21 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.9	Powers of Attorney granted by Yang Yuanfen dated September 6, 2018 (incorporated herein by reference to Exhibit 10.22 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))

4.10	Supplemental Agreement to Exhibit 10.24 to the Form F-1, dated September 19, 2018 (incorporated herein by reference to Exhibit 10.25 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.11	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.27 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.12	2024 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form S-8, as amended, initially filed on March 11, 2024 (File No. 333-277814))
4.13	Equity Interest Transfer Agreement between Yang Yuanfen and Puyi Enterprises Management Consulting Co., Ltd. dated June 30, 2023 (incorporated herein by reference to Exhibit 4.29 to the Form 20-F, as amended, initially filed on September 25, 2023 (File No. 001-38813))
4.14	Form of Securities Agreement with Certain Shareholders of AIFU dated December 27, 2023 (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed on December 27, 2023 (File No. 001-38813)
4.15	English translation of Share Transfer Agreement between Chengdu Puyi Bohui Information Technology Co., Ltd. and Beijing Fanlian Investment Co., Ltd., dated December 22, 2023 (incorporated herein by reference to Exhibit 4.33 to the Form 20-F, filed on November 15, 2024 (File No. 001-38813))
4.16	Form of Share Subscription Agreement, made between Highest Performances Holdings Inc. and Sea Synergy Limited (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Commission on January 6, 2025)
4.17	Form of Share Subscription Agreement dated December 30, 2024, made between Highest Performances Holdings Inc. and Moonlit Group Ltd. (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Commission on January 6, 2025)
4.18	Form of Share Subscription Agreement dated December 30, 2024, between Highest Performances Holdings Inc. and Equality Group Ltd. (incorporated by reference to Exhibit 10.3 of our Form 6-K filed with the Commission on January 6, 2025)
4.19	Form of Share Purchase and Sale Agreement dated May 8, 2025, between Highest Performances Holdings Inc. and each of Great Name Group Limited, American Magpie News Company Limited, Innovation Global Financial Group Limited and QT Management Company Limited. (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Commission on May 8, 2025)
4.20	Form of Securities Purchase Agreement dated July 3, 2025, between Maase Inc. and certain investors (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Commission on July 3, 2025)
4.21	Form of Warrant (incorporated by reference to Exhibit 4.1 of our Form 6-K filed with the Commission on July 3, 2025)
4.22	Transaction Agreement dated as of July 18, 2025, entered by and made among Maase Inc., Ace Long Limited, Arts Wing Limited and Real Prospect Limited (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Commission on July 18, 2025)
4.23	Transaction Agreement dated as of July 28, 2025, entered by and made among Maase Inc., Golden Brighter Limited, WJ Management Limited, Union Chief Limited and Carve Group Ltd. (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Commission on July 29, 2025)
4.24	Shares Sales and Purchases Agreement dated September 12, 2025, by and between Echoes Group Ltd and Puyi Group Limited (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Commission on September 18, 2025)
8.1*	Subsidiaries and Affiliated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 of the Form 20-F filed with the Commission on November 15, 2024
12.1*	CEO Certificate Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2*	CFO Certificate Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1**	CEO Certificate Pursuant to Section 906 of Sarbanes-Oxley Act of 2002
13.2**	CFO Certificate Pursuant to Section 906 of Sarbanes-Oxley Act of 2002
15.1*	Consent of Walkers (Hong Kong)
15.2*	Consent of ETR Law Firm
15.3*	Consent of Hai Run Law Firm
15.4*	Consent of Marcum Asia CPAs LLP
15.5*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.6*	Consent of Enrome LLP
15.7	Letter from Marcum Asia CPAs LLP to the Securities and Exchange Commission, dated April 2, 2024 (incorporated by reference to Exhibit 16.1 of our Form 6-K filed with the Commission on April 2, 2024)
15.8	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission, dated January 23, 2025 (incorporated by reference to Exhibit 16.1 of our Form 6-K filed with the Commission on January 23, 2025)
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F filed with the Commission on November 15, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Maase Inc.

October 29, 2025	BY:	/s/ Zhou Min
Zhou Min
Vice-Chairwoman of the Board, Chief Executive Officer

MAASE INC. (formerly known as Highest Performances Holdings Inc. or Puyi Inc.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Maase Inc. (formerly known as Highest Performances Holdings Inc. or Puyi Inc.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Maase Inc. (the “Company”) and its subsidiaries (the “Group”) as of June 30, 2025, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows, for the year ended June 30, 2025, and the related notes and schedule I (collectively referred to as the “consolidated financial statements”). We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2025, and the results of its operations and its cash flows for the year ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Also, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(v) to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside of People’s Republic of China.

Basis for Opinions

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

To the Shareholders and the Board of Directors of Maase Inc. (formerly known as Highest Performances Holdings Inc. or Puyi Inc.) (continued)

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition: Estimate of variable renewal commissions for long-term life insurance products and impact on revenue recognized — Refer to Note 2(r) to the consolidated financial statements

Critical Audit Matter Description

The agency revenues recognized for the life insurance business include estimated variable renewal commissions for long-term life insurance products. As described in Note 2(r) to its consolidated financial statements, the Group uses the expected value method and considers constraints as well to estimate variable renewal commissions, which are contingent on future renewals of initial policies or achievement of certain performance targets. Given the material uncertainty around the future renewal of the insurance policies, the estimated renewal commissions expected to be collected are recognized as revenue only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.

Auditing management’s determination of estimated variable renewal commissions was complex and highly judgmental due to the complexity of the models used and the subjectivity required by the Group to estimate the amount for future renewals of policies, calculate the amount of commission revenue that is probable of not being reversed, and determine the timing and amount of any revenue adjustment that results from changes in the estimates of previously recorded estimated renewal commissions. The Group utilizes statistical methodologies to estimate renewal rate(s), which is a key driver when estimating the amount of future renewals of policies. To determine the constraint to be applied to estimated renewal commissions, the Group evaluates historical experiences and data and applies judgment. For the ongoing evaluation of assumptions, the Group also analyzes whether circumstances have changed and considers any known or potential modifications to the inputs into estimated renewal commissions model and the factors that can impact the amount of renewal commissions expected to be collected in future periods such as commission rates, insurance products composition, renewal terms of insurance products and changes in relevant laws and regulations. The judgment and assumptions are continuously re-evaluated and adjusted as needed along with the accumulation of historical experiences and data when new information becomes available.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

To the Shareholders and the Board of Directors of Maase Inc. (formerly known as Highest Performances Holdings Inc. or Puyi Inc.) (continued)

Critical Audit Matters (continued)

Revenue recognition: Estimate of variable renewal commissions for long-term life insurance products and impact on revenue recognized -- Refer to Note 2(r) tothe financial statements (continued)

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of the reasonableness of the Group’s estimate of variable renewal commissions for long-term life insurance products discussed above included the following, among others:

●	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the Group’s process to estimate variable renewal commissions for long-term life insurance products.

●	We evaluated of the appropriateness of the methodology, including the determination of portfolio of contracts, and assumptions used by management to estimate variable renewal commissions by benchmarking the methods and assumptions against general market practice within the insurance industry.

●	We tested the completeness and accuracy of the underlying data that served as the basis for our substantial analytical procedures.

●	We developed a range of independent estimates and comparing those to the renewal rate selected by management for evaluating the reasonableness of management’s assumptions.

●	We performed substantive analytical procedures by developing an independent expectation for comparison to the Group’s estimate applying our own methods as well as assumptions with the Group’s data, and evaluation of significant unexpected differences, if any.

●	We performed retrospective review to compare the actual realized renewal commissions with the estimated value that has been recognized as revenues.

/s/ Enrome LLP

Singapore

October 29, 2025

We have served as the Group’s auditor since 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Maase Inc.

Opinions on the Financial Statements

We have audited, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 4, the reverse stock split discussed in Note 19 and the change in the composition of reportable segments and the adoption of ASU 2023-07 discussed in Note 26 to the consolidated financial statements, the consolidated balance sheet of Maase Inc. (formerly known as “Highest Performances Holdings Inc.”) and its subsidiaries (the “Company”) as of June 30, 2024, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows, for the year ended June 30, 2024, and the related notes and schedule I (collectively referred to as the “financial statements”) (the 2024 financial statements before the effects of the retrospective adjustments discussed in Note 4, Note 19 and Note 26 to the financial statements are not presented herein). In our opinion, the 2024 financial statements, before the effects of the retrospective adjustments discussed in Note 4, Note 19 and Note 26 to the financial statements, present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments for the discontinued operations discussed in Note 4, the reverse stock split discussed in Note 19 and the change in the composition of reportable segments and the adoption of ASU 2023-07 discussed in Note 26 to the consolidated financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by the successor auditor.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shenzhen, the People’s Republic of China

November 15, 2024

We began serving as the Company’s auditor in 2024. In 2025, we became the predecessor auditor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Maase Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows of Maase Inc. (formerly known as “Highest Performances Holdings Inc.” and “Puyi Inc.”) (the “Company”), for the year ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

NEW YORK OFFICE  •  7 Penn Plaza  •  Suite 830  •  New York, New York  •  10001

Phone 646.442.4845  •  Fax 646.349.5200  •  www.marcumasia.com

MAASE INC.

Consolidated Balance Sheets
(In thousands, except for shares and per share data)

	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(v)
ASSETS:
Current assets:
Cash and cash equivalents	220,286	82,104	11,461
Restricted cash (including restricted cash of the consolidated VIEs and VIEs’ subsidiaries that can only be used to settle obligations of the VIEs of RMB 10,409 and RMB3,864 as of June 30, 2024 and 2025, respectively)	47,920	6,873	959
Short term investments (including investments measured at fair value of RMB570,216 and RMB548,101 as of June 30, 2024 and 2025, respectively)	573,903	548,101	76,512
Accounts receivable, net of allowances of RMB886 and RMB2,291 as of June 30, 2024 and 2025, respectively	188,172	92,766	12,950
Contract assets, net of allowances of RMB21 and nil as of June 30, 2024 and 2025, respectively	323,222	208,824	29,151
Other receivables, net	23,376	920,212	128,457
Loan receivables, net	774,051	318,617	44,477
Other current assets	39,323	23,919	3,339
Current assets of discontinued operations	195,054	-	-
Total current assets	2,385,307	2,201,416	307,306

Non-current assets:
Restricted bank deposit - non-current (including restricted cash of the consolidated VIEs and VIEs’ subsidiaries that can only be used to settle obligations of the VIEs of RMB7,804and nil as of June 30, 2024 and 2025, respectively)	25,256	16,338	2,281
Contract assets - non-current, net of allowances of nil and nil as of June 30, 2024 and 2025, respectively	726,879	612,918	85,560
Property, plant, and equipment, net	79,581	70,530	9,846
Intangible assets, net	417,567	846	118
Goodwill, net	116,168	-	-
Deferred tax assets	30,250	9,407	1,313
Investments in affiliates	8,517	-	-
Other non-current assets	218,832	392,564	54,800
Right of use assets	105,201	61,958	8,649
Non-current assets of discontinued operations	164,320	-	-
Total non-current assets	1,892,571	1,164,561	162,567
Total assets	4,277,878	3,365,977	469,873

MAASE INC.

Consolidated Balance Sheets - (continued)
(In thousands, except for shares and per share data)

	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(v)
LIABILITIES, MEZZANINE EQUITY AND EQUITY:
Current liabilities:
Short-term loan	98,375	82,050	11,454
Accounts payable (including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB5,053 and RMB1,768 as of June 30, 2024 and 2025, respectively)	194,358	116,665	16,286
Accrued commissions (including accrued commissions of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB535 and RMB nil as of June 30, 2024 and 2025, respectively)	148,134	99,923	13,949
Other payables and accrued expenses (including other payables and accrued expenses of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB4,175 and RMB1,200 as of June 30, 2024 and 2025, respectively)	170,311	155,553	21,714
Accrued payroll (including accrued payroll of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB6,242 and RMB1,938 as of June 30, 2024 and 2025, respectively)	30,113	13,193	1,842
Income taxes payable (including income taxes payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB7,132 and RMB nil as of June 30, 2024 and 2025, respectively)	88,940	77,305	10,791
Current operating lease liability (including current operating lease liability of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB4,967 and RMB1,124 as of June 30, 2024 and 2025, respectively)	47,271	29,271	4,086
Other current liabilities (including other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB10,212 and RMB nil as of June 30, 2024 and 2025, respectively)	10,505	34	5
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and nil as of June 30, 2024 and 2025, respectively)	62,980	-	-
Total current liabilities	850,987	573,994	80,127

MAASE INC.

Consolidated Balance Sheets - (continued)

(In thousands, except for shares and per share data)

	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(v)
Non-current liabilities:
Accrued commissions – non-current (including accrued commissions of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB1,768 and RMB nil as of June 30, 2024 and 2025, respectively)	408,416	339,481	47,390
Other tax liabilities (including other tax liability of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB33,502 and RMB4,300 as of June 30, 2024 and 2025, respectively)	41,442	30,160	4,210
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB4,317 and RMB nil as of June 30, 2024 and 2025, respectively)	235,519	204,310	28,521
Non-current operating lease liability (including non-current operating lease liability of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB3,306 and RMB2,646 as of June 30, 2024 and 2025, respectively)	53,856	29,924	4,177
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB639 and RMB nil as of June 30, 2024 and 2025, respectively)	33,374	-	-
Non-current liabilities of discontinued operations (including non-current liabilities of discontinued operations of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and nil as of June 30, 2024 and 2025, respectively)	14,576	-	-
Total non-current liabilities	787,183	603,875	84,298
Total liabilities	1,638,170	1,177,869	164,425

Commitments and contingencies

Mezzanine equity:
Redeemable ordinary shares (US$0.09 par value, 22,175 and 22,175 Class A ordinary shares issued and outstanding as of June 30, 2024 and 2025, respectively) (Note 18)*	45,794	47,935	6,691

Shareholders’ Equity:
Class A ordinary shares (Authorized shares:40,000,000 at US$0.09 each; issued 4,162,059 and 9,273,208 shares, of which 4,117,242 and 9,228,398 shares were outstanding as of June 30, 2024 and 2025, respectively)*	2,617	5,973	833
Class B Ordinary shares (Authorized shares:10,000,000 at US$0.09 each; issued and outstanding nil and 6,666,668 shares as of June 30, 2024 and 2025, respectively)	-	4,379	612
Treasury stock	(29)	(29)	(4)
Additional paid-in capital	1,583,017	1,125,933	157,174
Statutory reserves	23,064	23,216	3,241
Accumulated deficit	(321,254)	(517,369)	(72,222)
Accumulated other comprehensive loss	(2,293)	(6,012)	(839)
Total Maase Inc. shareholders’ equity	1,285,122	636,091	88,795
Noncontrolling interests	1,308,792	1,504,082	209,962
Total shareholders’ equity	2,593,914	2,140,173	298,757
Total liabilities, mezzanine equity and shareholders’ equity	4,277,878	3,365,977	469,873

*	Giving retroactive effect to the 1-for-90 reverse share split effected on June 23, 2025

The accompanying notes are an integral part of the consolidated financial statements.

MAASE INC.

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except for shares and per share data)

	Year Ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(v)
Net revenues:
Agency	-	900,246	727,538	101,560
Life insurance business	-	827,803	625,099	87,260
Non-life insurance business	-	72,443	102,439	14,300
Wealth management and others	114,440	62,966	53,678	7,492
Total net revenues	114,440	963,212	781,216	109,052
Operating costs and expenses:
Agency	-	(551,247)	(391,102)	(54,596)
Life insurance business	-	(504,866)	(314,639)	(43,922)
Non-life insurance business	-	(46,381)	(76,463)	(10,674)
Wealth management and others	(20,285)	(17,031)	(6,257)	(873)
Total operating costs	(20,285)	(568,278)	(397,359)	(55,469)
Selling expenses	(60,560)	(76,733)	(77,120)	(10,764)
General and administrative expenses	(92,399)	(355,252)	(556,780)	(77,724)
Total operating costs and expenses	(173,244)	(1,000,263)	(1,031,259)	(143,957)
Impairment loss	-	(426,410)	(441,298)	(61,603)
Loss from operations	(58,804)	(463,461)	(691,341)	(96,508)
Other income (loss), net:
Gain on disposal of subsidiaries	-	-	897,398	125,272
Net loss from fair value change	-	(73,761)	(279)	(39)
Derecognition of a contingent consideration	-	-	(22,267)	(3,108)
Investment income related to the realized gain on available-for-sale investments	13,561	22,016	27,502	3,839
Interest income, net	8,591	16,251	28,297	3,950
Others, net	1,660	(2,149)	(591,676)	(82,595)
Loss before income taxes and share of loss of affiliates	(34,992)	(501,104)	(352,366)	(49,189)
Income tax benefit (expense)	(8,585)	(13,526)	19,642	2,742
Share of loss of affiliates	-	(1,218)	(3,834)	(535)
Net loss from continuing operations	(43,577)	(515,848)	(336,558)	(46,982)
Net Income (loss) from discontinued operations, net of tax	-	3,777	(122,344)	(17,078)
Net loss	(43,577)	(512,071)	(458,902)	(64,060)
Less: net loss attributable to the noncontrolling interests
Continuing operations	-	(224,476)	(172,676)	(24,105)
Discontinued operations	-	2,075	(90,263)	(12,598)
Net loss attributable to owners of the Company	(43,577)	(289,670)	(195,963)	(27,357)
Continuing operations	(43,577)	(291,372)	(163,882)	(22,877)
Discontinued operations	-	1,702	(32,081)	(4,480)
Distributed earnings:
Accretion of redeemable ordinary shares	-	(826)	(2,141)	(297)
Net loss attributable to ordinary shareholders of the Company	(43,577)	(290,496)	(198,104)	(27,654)

MAASE INC.

Consolidated Statements of Operations and Comprehensive Loss - (continued)
(In thousands, except for shares and per share data)

	Year Ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(v)
Net loss per share attributable to ordinary shareholders of the Company- Basic *:
Continuing operations	(43.350)	(112.982)	(21.817)	(3.046)
Discontinued operations	-	0.658	(4.216)	(0.588)
Total basic	(43.350)	(112.324)	(26.033)	(3.634)

Net loss per share attributable to ordinary shareholders of the Company- Diluted *:
Continuing operations	(43.350)	(114.205)	(21.645)	(3.022)
Discontinued operations	-	0.658	(4.216)	(0.588)
Total diluted	(43.350)	(113.547)	(25.861)	(3.610)

Shares used in calculating net income per share*:

Basic:	1,005,244	2,586,237	7,609,798	7,609,798
Diluted:	1,005,244	2,586,237	7,609,798	7,609,798

Net loss	(43,577)	(512,071)	(458,902)	(64,060)
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	560	583	(1,536)	(214)
Unrealized net loss on available-for-sale investments	-	(3,043)	(2,178)	(304)
Disposal of subsidiaries	-	-	(5)	(1)
Total comprehensive loss	(43,017)	(514,531)	(462,621)	(64,579)
Less: Comprehensive loss attributable to the noncontrolling interests	-	(222,401)	(262,939)	(36,703)
Comprehensive loss attributable to ordinary shareholders the Company	(43,017)	(292,130)	(199,682)	(27,876)

*	Giving retroactive effect to the 1-for-90 reverse share split effected on June 23, 2025

The accompanying notes are an integral part of the consolidated financial statements.

MAASE INC.

Consolidated Statements of Shareholders’ Equity

(In thousands, except for shares and per share data)

	Share Capital	Share Capital	Share Capital			Treasury Stock
	Number of Class A ordinary shares*	Amounts	Number of Class B ordinary Shares*	Amounts	Additional Paid-in Capital	Number of Shares*	Amounts	Statutory Reserves	Accumulated Deficit	Accumulated Other Comprehensive (Loss) income	Noncontrolling Interests	Total shareholders’ equity
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of June 30, 2022	1,005,244	600	—	—	224,694	—	—	23,314	11,836	(393)	—	260,051
Net loss	—	—	—	—	—	—	—	—	(43,577)	—		(43,577)
Foreign currency translation	—	—	—	—	—	—	—	—	—	560	—	560
Provision for statutory reserves	—	—	—	—	—	—	—	7	(7)	—	—	—
Disposal of a subsidiary (Note 3(c))	—	—	—	—	—	—	—	(250)	250	—	—	—
Balance as of June 30, 2023	1,005,244	600	—	—	224,694	—	—	23,071	(31,498)	167	—	217,034

*	Giving retroactive effect to the 1-for-90 reverse share split effected on June 23, 2025

MAASE INC.

Consolidated Statements of Shareholders’ Equity - (continued)
(In thousands, except for shares and per share data)

	Share Capital		Share Capital			Treasury Stock
	Number of Class A ordinary shares*	Amounts	Number of Class B ordinary Shares*	Amounts	Additional Paid-in Capital	Number of Shares*	Amounts	Statutory Reserves	Accumulated deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total shareholders’ equity
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Cumulative-effect adjustment to beginning balance from adoption of ASU 2016-13	—	—	—	—	—	—	—	—	(93)	—	—	(93)
Net loss	—	—	—	—	—	—	—	—	(289,670)	—	(222,401)	(512,071)
Foreign currency translation	—	—	—	—	—	—	—	—	—	583	378	961
Unrealized net loss on available-for-sale investments	—	—	—	—	—	—	—	—	—	(3,043)	(2,927)	(5,970)
Issuance of shares for business combination (Note 3(b))	3,156,815	2,017	—	—	1,339,405	—	—	—	—	—	1,336,190	2,677,612
Addition in non-controlling interests due to business combination (Note 3(b))	—	—	—	—	—	—	—	—	—	—	266,255	266,255
Acquisition of non-controlling interests in AIFU Inc.	—	—	—	—	21,697	—	—	—	—	—	(42,320)	(20,623)
Share-based compensation	—	—	—	—	13,188	—	—	—	—	—	10,148	23,336
Dividend declared to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(29,500)	(29,500)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	(6,438)	(6,438)
Repurchase 4.46% equity interests held by AIFU Inc. (Note 1)	—	—	—	—	(12,952)	44,817	(29)	—	—	—	(2,782)	(15,763)
Accretion of redeemable ordinary shares	—	—	—	—	(826)	—	—	—	—	—	—	(826)
Partial disposal of equity interests in a subsidiary	—	—	—	—	(2,189)	—	—	(7)	7	—	2,189	—
Balance as of June 30, 2024	4,162,059	2,617	—	—	1,583,017	44,817	(29)	23,064	(321,254)	(2,293)	1,308,792	2,593,914

*	Giving retroactive effect to the 1-for-90 reverse share split effected on June 23, 2025

MAASE INC.

Consolidated Statements of Shareholders’ Equity - (continued)
(In thousands, except for shares and per share data)

	Share Capital*		Share Capital*			Treasury Stock
	Number of Class A ordinary shares*	Amounts	Number of Class B ordinary Shares*	Amounts	Additional Paid-in Capital	Number of Shares*	Amounts	Statutory Reserves	Accumulated deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total shareholders’ equity
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Adjustment for fractional shares resulting from the share consolidation	—	—	—	—	—	(7)	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(195,963)	—	(262,939)	(458,902)
Foreign currency translation	—	—	—	—	—	—	—	—	—	(1,536)	312	(1,224)
Unrealized net loss on available-for-sale investments	—	—	—	—	—	—	—	—	—	(2,178)	(5,647)	(7,825)
Issuance of Class B ordinary shares (Note 19)			11,111,113	7,299								7,299
Share transfer from Class B ordinary shares to Class A ordinary shares	4,444,445	2,920	(4,444,445)	(2,920)								—
Exercise of share option	666,704	436			(436)							—
Share-based compensation					49,027						24,072	73,099
Injection from non controlling interests					(395)						562	167
Disposal of subsidiaries					(1,790)					(5)	(92,315)	(94,110)
Provision of statutory reserve								152	(152)			—
Accretion of redeemable ordinary shares					(2,141)							(2,141)
Acquired shares from minority interests					2,968						(2,968)	—
Partial disposal of equity interests in a subsidiary					(504,317)						534,213	29,896
Balance as of June 30, 2025	9,273,208	5,973	6,666,668	4,379	1,125,933	44,810	(29)	23,216	(517,369)	(6,012)	1,504,082	2,140,173
Balance as of June 30, 2025 in US$ (Note 2(v))		833		612	157,174		(4)	3,241	(72,222)	(839)	209,962	298,757

*	Giving retroactive effect to the 1-for-90 reverse share split effected on June 23, 2025

The accompanying notes are an integral part of the consolidated financial statements.

MAASE INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(v)
Cash flows from operating activities:
Net loss	(43,577)	(512,071)	(458,902)	(64,060)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation expense	3,545	8,368	9,412	1,314
Amortization of intangible assets	848	50,837	92,229	12,875
Non-cash operating lease expense	8,753	37,091	47,599	6,645
Loss on termination of operating lease	-	1,031	702	98
Provision for allowance for credit losses on financial assets	-	6,821	615,845	85,969
Impairment of long-term investment	-	-	5,200	726
Impairment loss on goodwill and intangible assets	-	426,410	568,239	79,323
Share-based compensation expenses	-	23,335	73,099	10,204
Loss on disposal of property, plant and equipment	2,951	1,293	1,177	164
Change in fair value of equity investments and contingent consideration	-	73,761	431	60
Provision (reversal) on uncertain tax liability	260	(2,763)	(11,184)	(1,561)
Investment income	177	(5,779)	(5,580)	(779)
Net gain on disposal of subsidiaries	(13,737)	(329)	(902,022)	(125,917)
Share of loss of affiliates	-	1,121	3,931	549
Deferred taxes	15,625	9,298	(5,170)	(722)
Interest accrued for other receivables and loan receivables	-	(10,924)	(29,381)	(4,101)
Interest expenses	-	-	4,564	637
Loss on disposal of investment in an associate	-	-	4,330	604
Changes in operating assets and liabilities:
Accounts receivable and contract assets	21,905	67,368	286,002	39,924
Other receivables and current assets	5,354	8,793	(261,860)	(36,553)
Other non-current assets	-	19,900	734	102
Accounts payable and accrued commissions	(5,376)	(61,592)	(165,417)	(23,091)
Other payables and accrued expenses	(6,336)	(38,109)	263,830	36,827
Other current liabilities	(6,293)	(4,439)	(36,904)	(5,151)
Income taxes payable	(1,779)	(5,236)	(5,196)	(725)
Lease liability	(7,683)	(36,451)	(46,508)	(6,492)
Derecognition of a contingent consideration n	-	-	22,267	3,108
Net cash (used in) generated from operating activities	(25,363)	57,734	71,467	9,977
Cash flows from investing activities:
Purchase of short term investments	-	(1,745,980)	(201,325)	(28,104)
Proceeds from disposal of short term investments	4,823	2,088,111	202,446	28,260
Purchase of property, plant and equipment	(881)	(4,305)	(5,544)	(774)
Proceeds from disposal of property and equipment	-	470	3,763	525
Cash paid out for loan receivables from third parties	(110,000)	(838,800)	(188,000)	(26,244)
Cash received for loan receivables from third parties	110,000	145,500	30,500	4,258

MAASE INC.

Consolidated Statements of Cash Flows - (continued)

(In thousands)

	Year Ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(v)
Prepaid for intangible assets	(20)	-	-	-
Purchase of intangible assets	(977)	-	(637)	(89)
Cash received from disposal of an Equity investment	-	-	353	49
Proceeds from disposal of subsidiaries, net of cash disposed	(7,931)	(12,761)	(168,589)	(23,534)
Payment for purchase of additional shares of subsidiary	-	-	(105)	(15)
Cash acquired on non-cash acquisitions	-	601,925	39	5
Net cash (used in) generated from investing activities	(4,986)	234,160	(327,099)	(45,663)
Cash flows from financing activities:
Proceeds of issuance of ordinary shares upon private placement	-	44,968	3,001	420
Proceeds from bank borrowings	-	98,377	36,601	5,109
Repayment of bank borrowings and other borrowings	-	(164,300)	(57,490)	(8,025)
Dividend distributed to noncontrolling interest	-	(29,500)	-	-
Repurchase of ordinary shares from open market	-	(10,028)	-	-
Proceeds on exercise of stock options	-	-	75	10
Disposal of shares of subsidiary	-	-	3,624	506
Acquisition of non-controlling interests in subsidiaries	-	(26,358)	-	-
Net cash used in financing activities	-	(86,841)	(14,189)	(1,980)
Net (decrease) increase in cash and cash equivalents, and restricted cash	(30,349)	205,053	(269,821)	(37,666)
Cash and cash equivalents and restricted cash at beginning of year	194,259	164,470	370,396	51,705
Effect of exchange rate changes on cash and cash equivalents	560	873	4,740	662
Cash and cash equivalents and restricted cash at the end of the year	164,470	370,396	105,315	14,701
Reconciliation in amounts on the consolidated balance sheets:
Cash and cash equivalents at the end of the year	164,470	295,693	82,104	11,461
Restricted cash at the end of the year	-	74,703	23,211	3,240
Total of cash and cash equivalents and restricted cash at the end of the year	164,470	370,396	105,315	14,701

Supplemental disclosure of cash flow information:
Income taxes paid	4	5,236	10,264	1,433
Interests paid	-	960	4,564	637
Supplemental disclosure of non-cash flow information:
Right-of-use assets obtained in exchange for lease obligations, net of decrease of right-of-use assets for early terminations	8,008	9,666	2,290	320
Acquisition of subsidiaries through issuing ordinary shares	-	2,341,942	-	-

The accompanying notes are an integral part of the consolidated financial statements.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(1)	Organization and Description of Business

Maase Inc. (the “Company”) (formerly known as “Highest Performances Holdings Inc.” and “Puyi Inc.”) was incorporated in the Cayman Islands in July 2018 and listed on the Nasdaq on March 29, 2019. On March 13, 2024, the Company changed its name from Puyi Inc. to Highest Performances Holdings Inc. On June 3, 2025, the Company changed its name from Highest Performances Holdings Inc. to Maase Inc.

AIFU Inc. (“AIFU”) (formerly known as “AIX Inc.” and “Fanhua Inc.”) held approximately 4.46% of the Company’s equity interests since September 2018. On December 22, 2023, the Company entered into a share repurchase agreement with AIFU, pursuant to which the Company agreed to repurchase all of the 4.46% equity interests (see details in Note 19). Concurrently, a wholly-owned subsidiary of AIFU entered into a share transfer agreement with the Company to acquire 15.41% equity interests in Fanhua Puyi Fund Sales Co., Ltd. (“Puyi Fund”), a wholly-owned subsidiary of the Company, at an aggregate consideration including a transfer price for the aforementioned 4.46% equity interests and cash of RMB10,463 which was accounted for as a partial disposal of the Group’s equity interests in Puyi Fund to AIFU without losing its control over Puyi Fund. No disposal gain or loss was recognized.

On December 27, 2023, the Company and certain shareholders of AIFU (the “Selling Shareholders”) entered into securities exchange agreements (the “Agreements”). According to the terms and conditions set forth in the Agreements, the Company issued an aggregate of 284,113,315 ordinary shares (equivalent to 3,156,814 Class A ordinary shares giving effect to the 1-for-90 reverse share split effected on June 23, 2025) to the Selling Shareholders, and in exchange therefor, the Selling Shareholders transferred to the Company an aggregate of 568,226,628 (equivalent to 1,420,567 Class A ordinary shares giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025) ordinary shares of AIFU that they beneficially owned (the “Transaction through Exchange of Equity Interests”). The transaction was completed on December 31, 2023. As a result of the Transaction through Exchange of Equity Interests, the Company owned approximately 50.10% of AIFU’s equity interests and the Selling Shareholders collectively obtained around 76.67% of the Company’s equity interests. Upon the closing of the transaction, the Company directly owned a majority equity interest as well as the voting rights in AIFU through which the Company possessed a controlling financial interest. On the other hand, the 76.67% of the Company’s equity interests were dispersed amongst the individual Selling Shareholders with none holding a majority equity interest in the Company. The transaction is accounted for as a business combination using the acquisition method (see details in Note 3). The Company, as a legal acquirer, is determined as the accounting acquirer while AIFU is identified as the legal and accounting acquiree. In identifying the accounting acquirer, management’s assessment gives more weight to the factor in which the Company obtained control over more than 50% of the voting interests in AIFU.

On December 27, 2024, our subsidiary AIFU transferred all of its interests in Fanhua RONs (Beijing) Technology Co., Ltd. (“Fanhua RONS Technologies”) and Shenzhen Xinbao Investment Co., Ltd. (“Xinbao Investment”) and its subsidiaries (the “former consolidated VIEs”) to BGM Group Ltd. (“BGM”) in exchange for BGM’s 69,995,661 Class A ordinary shares at a consideration of approximately US$140,000 (the “BGM Transaction”). Prior to the transaction, AIFU performed a series of restructuring to transfer equity interest of Fanhua RONS Technologies and Xinbao Investment to a newly incorporated wholly owned subsidiary through contractual arrangements. The historical contractual arrangements among (x) the AIFU’s wholly-owned PRC subsidiary Fanhua Insurance Sales Service Group Company Limited and Beijing Fanlian Investment Co., Ltd., (y) the former consolidated VIEs, and (z) the individual nominee shareholders of the former consolidated VIEs (“AIFU’s Contractual Arrangements”) were terminated at the date of closing the transaction with BGM.

In January 2025, our subsidiary AIFU disposed of 100% equity interests in Guangdong Meidiya Investment Co., Ltd. (“Meidiya”) to a third party for cash consideration of RMB30,240. Meidiya holds approximately 44.7% of the equity interests of Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd. (“FHISLA”) and its subsidiaries (collectively referred to as the “Disposal Group”). The Disposed Group historically constituted the Group’s claims-adjusting segment, over which the Group exercised control through a series of act-in-concert arrangements. Accordingly, the Group deconsolidated the Disposed Group with effect from January 1, 2025 and no longer conducts any material operations in the claims-adjusting business.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(1)	Organization and Description of Business (continued)

As of June 30, 2025, the Company held 1,642,774 ordinary shares of AIFU, comprising 367,774 Class A ordinary shares and 1,275,000 Class B ordinary shares, representing 27.98% of AIFU’s total issued and outstanding ordinary shares, and 50.47% of its aggregate voting power, of AIFU, thereby maintaining control of more than 50% of AIFU’s voting interests.

The Company, its subsidiaries and the consolidated variable interest entities (see Note 2(a) for details) are collectively referred to as the “Group”. The Group is principally engaged in the provision of agency services and wealth management services in the People’s Republic of China (the “PRC”). The Group disposed of Disposal Group in January 2025 and has not operated in claim adjusting business since then (see Note 4 for details).

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

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates certain of its businesses which are subject to restrictions in the PRC through PRC domestic companies, whose equity interests are held by certain individuals (“Nominee Shareholders”). The Group, through its wholly foreign owned PRC subsidiaries (“WFOEs”), entered into a series of contractual arrangements with certain PRC domestic companies and the Nominee Shareholders, pursuant to which the Group was entitled to have the power to direct the activities that most significantly impact the VIEs, and receive effectively all economic benefits generated from the Nominee Shareholders’ equity interests in these VIEs, and therefore the Group consolidated these VIEs. Through its wholly foreign-owned enterprise, Puyi Enterprises Management Consulting Co., Ltd. (“Puyi Consulting”), the Group entered into a series of contractual arrangements that collectively make it the primary beneficiary of Chengdu Puyi Bohui Information Technology Co., Ltd. (“Puyi Bohui”) and its subsidiaries (together, the “VIEs”). As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements until the disposal of these entities in September 2025..

As further described in Note 1, following the completion of the BGM transaction, the contractual arrangements relating to the former consolidated VIEs were terminated. Consequently, these entities are no longer consolidated by the Group. Prior to December 27, 2024, the Group was the primary beneficiary of these former VIEs and had consolidated their financial results. Additional information is provided in Note 13.

The consolidated VIEs herein refer to Puyi Bohui, Xinbao Investment, RONS Technologies and their respective subsidiaries prior to December 2024 and refer to Puyi Bohui and its subsidiaries since December 2024 until September 2025. To align with the termination of act-in-concert arrangements among Meidiya and the other shareholders of FHISLA by mutual agreement of the parties, a disposal plan was formed in January 2025 to divest the Group’s claim adjusting businesses. The Company’s sales of the Disposal Group represented a strategic business shift having a major effect on the Group’s operations and financial results. The results of operations for the Disposal Group are presented as discontinued operations on the consolidated statements of operations and comprehensive loss, and assets and liabilities are reflected as “Assets and Liabilities of Discontinued Operations” on the consolidated balance sheets for all periods presented. Amounts for all periods discussed below reflect the results of operations, financial condition and cash flows from the Company’s continuing operations, unless otherwise noted. Refer to Note 4 for further discussion on the Group’s discontinued operations.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, revenue recognition, the allowance for credit losses, realizability of deferred tax assets, estimated useful lives of fixed assets, intangible assets and operating lease right-of-use assets, and accruals for income tax uncertainties.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments, which have original maturities of three months or less, and that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates.

Regarding the insurance agent service, the Group collects premiums from the insureds and remits the premiums to the appropriate insurance companies. Accordingly, as reported in Other current liabilities of the consolidated balance sheets, “premiums” are receivables from the insureds of RMB10,416 and RMB482 as of June 30, 2024 and 2025, respectively. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Group. The Group invests these unremitted funds only in cash accounts held for a short term and reports such amounts as Restricted cash in the consolidated balance sheets. Also, restricted cash balance as June 30,2024 includes the entrustment deposit received from the members of eHuzhu, an online mutual aid platform operated by the Group amounted RMB37,504 and nil as of June 30,2025 as the group disposed the subsidiary in first half of 2025. Additionally, restricted cash balance includes guarantee deposit required by the National Financial Regulatory Administration which replaces the China Banking and Insurance Regulatory Commission as the regulatory body since May 2023 in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations. Thus, the Group classifies the balance for guarantee deposit as a non-current asset. The balance for guarantee was RMB25,256 and RMB16,338 as of June 30, 2024 and 2025, respectively.

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

MAASE INC.

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

The Group evaluates each individual available-for-sale debt securities periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in others, net of the consolidated statements of operations and comprehensive loss. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder’s equity. As of June 30, 2025, there were no investments held by the Group that had been in continuous unrealized loss position.

No impairment loss on short term investments was identified for years ended June 30, 2023, 2024 and 2025, respectively

(e)	Accounts Receivable and Contract Assets, net

Since July 1, 2022, the Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

Accounts receivable are recorded at the amount that the Group expects to collect and do not bear interest. Accounts receivable primarily consists of fees predominantly due from insurance companies for agency and amounts due from fund product providers for wealth management services. Contract assets are recorded when a long-term life insurance policy becomes effective, of which, the portion in relation to initial commissions earned is reclassified to accounts receivable upon the expiration of the hesitation period; and the remaining portion arising from estimated renewal commissions will be reclassified to accounts receivable once the initial policy has been renewed and/or the Group has achieved certain renewal targets in subsequent years within the renewal term of the policy. Accounts receivable are generally settled within 90 days since the initial recognition pursuant to the payment terms in the contract with customers, of which a minor portion relating to bonus earned based on annual performance condition is settled within one year.

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

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(e)	Accounts Receivable and Contract Assets, net (continued)

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

 Accounts receivable and contract assets, net is analyzed as follows:

	As of June 30,
	2024	2025
	RMB	RMB
Accounts receivable	189,056	95,057
Contract assets (See Note 2(r))	1,050,124	821,742
Allowance for credit loss	(907)	(2,291)
Accounts receivable and contract assets, net	1,238,273	914,508

The following table summarizes the movement of the Group’s allowance for expected credit losses of accounts receivable and contract assets:

	As of June 30,
	2024	2025
	RMB	RMB
Balance at the beginning of the year	(6,892)	(907)
Current period provision of expected credit losses	(907)	(1,384)
Write-offs	6,892	-
Balance at the end of the year	(907)	(2,291)

(f)	Property, Plant and Equipment, net

Property, plant and equipment are stated at cost. Depreciation is calculated using the straight-line method over the following estimated useful lives, taking into account residual value:

	Estimated useful life (Years)	Estimated residual value
Building	20-36	0%
Office equipment, furniture and fixtures	3-5	0%-3%
Motor vehicles	3-10	0%-3%
Leasehold improvements	Shorter of the remaining lease terms and estimated useful lives	0%

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(f)	Property, Plant and Equipment, net (continued)

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation expense recognized in the consolidated statements of operations and comprehensive loss:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Operating costs	-	-	48
Selling expenses	3,026	1,242	1,841
General and administrative expenses	519	5,311	7,523
Depreciation expense	3,545	6,553	9,412

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

MAASE INC.
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

 Goodwill

Goodwill represents the excess of costs over fair value of net assets of businesses acquired in a business combination. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. The Group had three reporting units starting from December 31, 2023 upon the completion of a business combination transaction (See details in Note 3(b)) to January 1, 2025 upon the completion of a disposal of claim adjusting business (See details in Note 4). Starting from January 1, 2025, the Group operated in two reporting units. For the year ended June 30, 2023, the Group operated one reporting unit.

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

The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Estimates of fair value are primarily determined by using discounted cash flows. Discounted cash flows method is dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates, operating margins and the discount rates applicable to future cash flows. Based on this quantitative test in 2025, it was determined that the carrying amount of the insurance agency reporting unit exceeded its fair value and, therefore, the Group recorded an impairment loss on goodwill of RMB116,168 (see details in Note 9) for the year ended June 30, 2025, compared with RMB 426,410 for the year ended June 30, 2024.

MAASE INC.
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

On April 1, 2024, the Group’s one majority-owned subsidiary in Hong Kong, i.e., BWWS Limited (“BWW”) disposed its controlling financial interests in subsidiaries of Brave Moon Limited (“BML”) and Avantech Solutions Limited (“Avantech”) to the minority shareholder through entering into a supplement joint venture agreement (the “Joint Venture Agreement”) to share the power with the other shareholder to jointly control the strategic operating, investing, and financing decisions over BML and Avantech. The Group accounted for the investments using the equity method and the fair value of the retained interests as of the date of joint control forms the basis for the initial measurement. The Group therefore recorded an investment loss of RMB79 in others, net in the consolidated statement of operations and comprehensive loss and derecognized the non-controlling interests in BML and Avantech which are not attributable, directly or indirectly, to the Group amounting to RMB6,427 in the consolidated statement of shareholders’ equity for the year ended June 30, 2024. In May 2025, The Group disposed all its shares of BML and Avantech to the minority shareholder for a cash consideration of HKD380 and records disposal loss of RMB4,330.

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

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(j)	Long-term Investments

Other non-current assets mainly represent long-term equity investments accounted for under the measurement alternative method, contingent consideration measured at fair value through profit or loss and an investment in debt securities classified as held-to-maturity which is measured at amortized cost.

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

The Group recorded an impairment of nil, nil and RMB5,200 during the years ended June 30, 2023, 2024 and 2025, respectively, in the consolidated statements of operation and comprehensive loss.

Investment in debt securities with embedded features

As of June 30, 2025, the Group held a two-year-term debt security with a principal amount valued at RMB125,000 with a fixed return rate of 6% and an additional earning right contingent upon the satisfaction of certain conditions within the contract term. The Group considered the host contract as a debt security and classified the investment as a held-to-maturity security which is measured subsequently at amortized cost as the Group has the positive intent and ability to hold it to maturity. As of June 30, 2025, the current portion of the held-to-maturity security was recorded in short term investment and the non-current portion was recorded in other non-current assets, net of the consolidated balance sheet, respectively.

The Group evaluated the additional earning right as a derivative instrument that is “embedded” to the host contract in accordance with ASC 815. The Group considered the stated and implied substantive features of the contract as well as the economic characteristics and risks of the hybrid instrument and determined that the additional earning right be considered as an embedded derivative separated from the host contract and accounted it for as a derivative instrument. The Group classified the embedded derivative measured at fair value and change in fair value is charged through profit or loss. As of June 30, 2025, the fair value of the embedded derivative was immaterial.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(k)	Impairment of Long-Lived Assets

 Property, plant, and equipment and intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset exceeds the fair value of the asset. The Group recorded impairment loss on intangible assets of nil, nil and RMB325,130 during the years ended June 30, 2023, 2024 and 2025, respectively, in the consolidated statements of operation and comprehensive loss.

(l)	Insurance Premium Payables

 Insurance premium payables are insurance premiums collected on behalf of insurance companies but not yet remitted as of the balance sheet dates.

(m) Redeemable ordinary shares

The Company accounts for ordinary shares subject to possible redemption in accordance with ASC 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to conditional redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the control of the Company is classified as mezzanine equity. The Company evaluates the probability of these redeemable ordinary shares becoming redeemable at each reporting date. If it is probable that the redeemable ordinary shares will become redeemable, the Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the instrument to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares shall be affected by charges against retained earnings. Accordingly, if the ordinary shares are not currently redeemable and it is not probable that the ordinary shares will become redeemable, subsequent adjustment of the amount presented in temporary equity is unnecessary.

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

MAASE INC.
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

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(r)	Revenue Recognition

 The Group’s revenue from contracts with insurance companies is derived principally from the provision of agency and claims adjusting services, while revenue from contracts with fund product providers or issuers is derived principally from wealth management service. Insurance companies and fund product providers are defined as the Group’s customers under ASC 606 “Revenue from Contracts with Customers” (“ASC 606”). In January 2025 the Group divested its entire equity interest in Guangdong Meidiya Investment Co., Ltd. and its subsidiaries, which comprised the Group’s claims-adjusting segment. Since completion of the disposal, the Group has ceased providing claims-adjusting services (see Note 4 for details).

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

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(r)	Revenue Recognition (continued)

Insurance agency services revenue (continued)

Initial placement of an insurance policy (continued)

In addition, for life insurance agency, the Group may receive a performance bonus from insurance companies as agreed and per contract provisions. Once the Group achieves a certain sales volume based on respective agency agreements, the bonus will become due. Performance bonus represents a form of variable consideration associated with certain sales volume, for which the Group earns commissions. The Group estimates the amount of consideration with a constraint applied that it will be received in the coming year such that a significant reversal of revenue is not probable, and includes the performance bonus as part of the transaction price. For the years ended June 30, 2023, 2024 and 2025, the Group recognized contingent performance bonus of nil, RMB3,675 and nil, respectively.

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

Insurance claims adjusting services revenue

 For insurance claims adjusting services, performance obligations are considered met and revenue is recognized when the services are rendered and completed, at the time loss adjusting reports are confirmed being received by insurance companies. The Group does not accrue any service fee before the receipt of an insurance company’s acknowledgement of receiving the adjusting reports. Any subsequent adjustments in connection with discounts which have been de minims to date are recognized in revenue upon receiving notifications from the insurance companies. In January 2025 the Group divested its entire equity interest in Guangdong Meidiya Investment Co., Ltd. and its subsidiaries, which comprised the Group’s claims-adjusting segment. Since completion of the disposal, the Group has ceased providing claims adjusting services (see Note 4 for details)

MAASE INC.
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

For the management service, the Group’s performance obligation to the fund manager is continuously providing the investors with investment advices through circulating latest information of the net value of the fund products in a timely manner and giving advices for a long-term holding of the fund products, and satisfying investors’ all other needs related to the fund products they purchase and hold. The aforementioned performance obligation is satisfied and revenue is recognized over the investors’ holding period of the products they purchase. Management commissions are calculated based on pre-agreed contracts with the fund managers as either (i) pre-agreed percentage with the daily outstanding balance confirmed with the fund manager, prorated daily, (ii) pre-agreed charge rate on the amount of products transacted, prorated by the actual period length of the product held by investors, or (iii) as a percentage of the fair value of the total investment in the fund products, calculated daily. Management fees are typically paid on a regular basis (typically quarterly or annually) and are not subject to clawback once determined.

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

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(r)	Revenue Recognition (continued)

Disaggregation of revenue

The following tables show, by timing of revenue recognition, revenue from contracts with customers disaggregated by service lines for the years ended June 30, 2023, 2024 and 2025:

	Year Ended June 30, 2023
	Point in Time	Over Time	Total
	RMB	RMB	RMB
Wealth management and others	51,358	63,082	114,440
Total net revenues	51,358	63,082	114,440

	Year Ended June 30, 2024
	Point in Time	Over Time	Total
	RMB	RMB	RMB
Agency	890,453	9,793	900,246
Life insurance business	827,803	-	827,803
Non-life insurance business	62,650	9,793	72,443
Wealth management and others	22,787	40,179	62,966
Total net revenues	913,240	49,972	963,212

	Year Ended June 30, 2025
	Point in Time	Over Time	Total
	RMB	RMB	RMB
Agency	716,189	11,349	727,538
Life insurance business	625,099	-	625,099
Non-life insurance business	91,090	11,349	102,439
Wealth management and others	19,880	33,798	53,678
Total net revenues	736,069	45,147	781,216

Contract balances

The Group’s contract balances include accounts receivable and contract asset which derives only from the insurance agency business. The balances of accounts receivable and contract assets as of June 30, 2024 and 2025 are all derived from contracts with customers. The Group presented contract assets separately in the consolidated balance sheets which include both the amount derived from estimated renewal commissions and the amount of commissions in relation to policies that are still within the hesitation period by the year-end date.

MAASE INC.
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

Contract liability

Contract liability relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance and was recorded as “other current liabilities” in the consolidated balance sheets. The amount of revenue recognized during the years ended June 30, 2024 and 2025 that was previously included in the contract liabilities balance as of June 30, 2024 and 2025 was RMB803 and RMB nil, respectively.

Value-added tax and surcharges

The Group presents revenue net of tax surcharges and value-added taxes incurred. The tax surcharges amounted to RMB326 and RMB4,748 and RMB4,308 for the years ended June 30, 2023, 2024 and 2025, respectively.

Total value-added taxes paid by the Group during the years ended June 30, 2023, 2024 and 2025 amounted to RMB4,293 and RMB46,393 and RMB41,562 respectively.

MAASE INC.
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

The carrying amounts of the long-term receivables and payables approximate their fair value as the interest rates are comparable to the prevailing interest rates in the market. For operating lease liabilities, fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which incremental borrowing rates used to discount the host contracts approximate market rates. For the years ended June 30, 2025, 2024 and 2023, there were no transfers between different levels of inputs used to measure fair value.

Measured at fair value on a recurring basis

As of June 30, 2024 and 2025, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(s)	Fair Value of Financial Instruments (continued)

Measured at fair value on a recurring basis (continued)

		Fair Value Measurements at Reporting Date Using
Description	As of June 30, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	570,216	-	570,216	-
Investments – equity security recorded within other current assets	13,776	13,776	-	-
Contingent consideration	22,267	-	-	22,267

		Fair Value Measurements at Reporting Date Using
Description	As of June 30, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	548,101	6,061	542,040	-
Investments – equity security recorded within other current assets and other non-current assets	236,866	47	-	236,819
Contingent consideration	-	-	-	-

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

The Group measures its equity investments with readily determinable fair value at its quoted price in active markets. There were no transfers into or out of Level 1 and Level 2 as of June 30, 2024 and 2025, respectively.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(s)	Fair Value of Financial Instruments (continued)

Measured at fair value on a recurring basis (continued)

Level 3 fair value of contingent consideration arising from business combination is determined using the Monte Caro simulation model and significant assumptions including the probability of achieving performance targets for each scenario and estimated share price during the specified period. For the year ended June 30, 2024 and 2025, the Group recorded gains on changes in fair value of contingent consideration of RMB22,267 and RMB nil, respectively.

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

Goodwill (Note 9) is measured at fair value on a nonrecurring basis, and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance of the acquired business, discount rate, etc. to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets (Level 3).

Investments in affiliates are measured at fair value on a nonrecurring basis, and they are recorded at fair value only when there is other-than-temporary-impairment. The fair value of investment in an affiliate that is publicly listed is determined based on the market value of its share (Level 1) on the date such impairment is recorded.

(t)	Foreign Currencies

The functional currency of the Company and AIFU is the United States dollar (“USD”). Hong Kong dollar is the functional currency of the majority offshore subsidiaries. The functional currency of all the other significant subsidiaries and the consolidated VIEs is Renminbi (“RMB”). Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of operations and comprehensive loss. The Group has chosen the RMB as their reporting currency.

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

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB250,998 and RMB88,768 of cash and cash equivalents and restricted cash denominated in RMB as of June 30, 2024 and 2025, respectively.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(v)	Translation into USD

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into USD are solely for the convenience of the readers outside of China and were calculated at the rate of US$1.00 = RMB7.1636, representing the noon buying rate in the City of New York for cable transfers of RMB on June 30, 2025, the last business day in fiscal year 2025, as set forth in H.10 statistical release of the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate.

(w)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is the Company’s Chief Executive Officer. As of June 30, 2023, the Group managed its business as a single operating segment engaged in the provision of distribution and managing wealth management services in the PRC. On December 31, 2023 upon the acquisition of AIFU, the Group identified two additional operating segments which are insurance agency and claims adjusting. In January 2025 the Group divested its entire equity interest in Guangdong Meidiya Investment Co., Ltd. and its subsidiaries, which comprised the Group’s claims-adjusting segment. Since completion of the disposal, the Group has ceased providing claims-adjusting services (see Note 4 for details). As a result, as of June 30, 2025, the Group operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for a wide range of life and non-life insurance products to individual clients, and (2) the wealth management segment, which mainly consists of providing distribution and managing wealth management services. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

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

Advertising costs are expensed as incurred. Advertising costs amounted to RMB3,733 and RMB12,797 and RMB6,591 for the years ended June 30, 2023, 2024 and 2025, respectively.

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

MAASE INC.
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

Government grants primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The Group records such government subsidies as other income or reduction of expenses or cost of revenues when it has fulfilled all of its obligation related to the subsidy. The Group recognized RMB1,682 and RMB2,653 and RMB200 in the years ended June 30, 2023, 2024 and 2025.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(2)	Summary of Significant Accounting Policies (continued)

(ac)	Recently accounting pronouncements

Recently Adopted Accounting Pronouncements

Segment Reporting (Topic 280) – In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which provides guidance on the enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Group adopted ASU 2023-07 for the year ended June 30, 2025 and retrospectively presented segment information in Note 26 to the consolidated financial statements of the Group.

Recently Adopted Accounting Pronouncements issued not yet adopted

In April 2025, the FASB issued ASU 2025-04 – Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer, which revises the definition of performance condition for share-based consideration payable to a customer, eliminates the forfeiture policy election for awards granted to customers (unless granted in exchange for a distinct good or service), and clarifies applicability of the variable consideration constraint. The ASU will be effective for annual reporting periods (including interim periods within annual reporting periods) beginning after December 15, 2026, for all entities. Early adoption is permitted for both interim and annual financial statements that have not yet been issued. The Company is evaluating the impact of the adoption of this guidance.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

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

In connection with this revision, the Group also corrected other immaterial errors in the prior periods which include a classification error for commission expense that was reported previously under selling expense but should have been under cost of sales as well as a classification error for excess input value-added tax credit that was reported previously as a current liability but should have been reported as a current asset. For further details, see Note 2(ad) of the financial statements included in the Form 20-F filed for the fiscal year ended June 30, 2024.

MAASE INC.
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

(ad) Revision to Previously Issued Financial Statements (continued)

The following table summarizes the effect of the revisions on the affected line items within the consolidated statements of operations and comprehensive loss related to classification error for commission:

	Year Ended June 30, 2023
	As reported	Adjustment	As corrected
Operating costs and expenses:
Cost of sales	(16,136)	(4,149)	(20,285)
Selling expenses	(64,709)	4,149	(60,560)
Total operating costs and expenses	(173,244)	-	(173,244)
Loss from operations	(58,804)	-	(58,804)
Net loss and net loss attributable to shareholders	(43,577)	-	(43,577)

 The following table summarizes the effect of the revisions on the affected line items within the consolidated statements of cash flows related to funds it held temporarily for the investors:

	Year Ended June 30, 2023
	As reported	Adjustment	As corrected
Cash flows from operating activities:
Change in investors’ deposit	(110,538)	110,538	-
Net cash used in operating activities	(135,901)	110,538	(25,363)
Net decrease in cash and cash equivalents, and restricted cash	(140,887)	110,538	(30,349)
Cash and cash equivalents, and restricted cash at beginning of year	313,055	(118,796)	194,259
Cash and cash equivalents, and restricted cash at end of year	172,728	(8,258)	164,470

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(3)	Acquisition and disposal

(a)	Disposal in FY2025

Disposal of Fanhua RONS (Beijing) Technology Co., Ltd and Shenzhen Xinbao Investment Management Co., Ltd (“Xinbao Investment”) and its subsidiaries

In November 2024, AIFU entered into a share transfer agreement with BGM Group Limited (“BGM”), a leading global provider of premium pharmaceutical products and services. Pursuant to the Agreement, the Group transferred the equity interests of its intelligent platform consisting of RONS Technologies and Xinbao Investment to BGM. The transaction valued the divested entities at approximately US$140,000, for which the Group received 69,995,661 Class A ordinary shares of BGM, valued at US$2.00 per share. These consideration shares are subject to a lock-up period of 60 months from the closing date. The transaction was closed on January 1, 2025.

Upon closing, the Group held approximately 72.0% of the equity interest and 3.4% of the voting power in BGM. A gain on disposal of RMB894,052 was recognized, representing the excess of the fair value of consideration received over the net book value of the disposed subsidiaries. The sales consideration was measured at RMB1,000,000. Since the disposal did not represent any strategic change of the Group’s operation, the disposal was not presented as discontinued operations.

Subsequently, on May 27, 2025, AIFU transferred 53,466,331 Class A ordinary shares of BGM to third-party investment firms in exchange for an aggregate consideration of US$106,937, receivable in two equal installments within two years. Following this partial disposal, AIFU’s shareholding in BGM fell to 16,596,473 Class A ordinary shares, accounting for 8.3% of its equity interest and 0.8% of voting right as of June 30, 2025. The Group accounted for the investments using the equity method on the fair value of equity share exchange out on December 31, 2024. Following the reduction in ownership and loss of significant influence, the remaining investment is classified as other non-current asset and measured at fair value considering the lock up period of 5 years and low liquidity of BGM.

Disposal of Fanhua Blueplus Health Management Co., Ltd. (“Blueplus”) and Shenzhen Dianlian Information Technology Co., Ltd. (“Dianlian”）

In February 2025, AIFU’s wholly-owned subsidiary transferred its 100% equity interests in Shenzhen Dianlian Information Technology Co., Ltd., the operator of eHuzhu mutual aid platform, to Fanhua Blueplus Health Management Co., Ltd. (“Blueplus”), another wholly-owned subsidiary of the Group. Immediately thereafter, the Group disposed of its 100% equity interest in Blueplus for a cash consideration of RMB3,000, which was based on its net asset value as of December 31, 2024. A gain on disposal of RMB1,313 was recognized, measured as the excess of consideration over the net book value at the time of disposal. This transaction is not considered a discontinued operation as it does not reflect a strategic change in the Group’s business

As of respective closing date of each of these disposals in FY2025, the Group has completed the closing procedures of all the above transactions and has effectively transferred its control of these subsidiaries to the respective buyers.

Disposal of other subsidiaries.

During the fiscal year ended June 30, 2025, our subsidiary AIFU completed the disposal of four subsidiaries, including two agencies company, separately to independent third parties. The total cash consideration amounted to RMB1,866, of which 1,766 was settled as of June 30, 2025. The Group recognized a gain of RMB2,033 on disposal of these subsidiaries, which was determined by the excess of the sales consideration over the net book value of the subsidiaries at the time of disposal. Since the disposal did not represent any strategic change of the Group’s operation, the disposal was not presented as discontinued operations.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(3)	Acquisition and disposal (continued)

(b)	Acquisition in FY2024

Acquisition of AIFU

As disclosed in Note 1, upon the completion of the Transaction through Exchange of Equity Interests on December 31, 2023, the Company acquired 50.10% of AIFU’s equity interests through issuing an aggregate of 284,113,314 ordinary shares (equivalent to 3,156,814 Class A ordinary shares giving effect to the 1-for-90 reverse share split effected on June 23, 2025) in exchange for an aggregate of 568,226,628 ordinary shares (equivalent to 1,420,567 Class A ordinary shares giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025) of AIFU beneficially owned by the Selling Shareholders of AIFU. Although AIFU is larger in size, and the Selling Shareholders of AIFU holds more than 50% equity interest in the Group after the Transaction, none of the individual Selling Shareholders of AIFU holds controlling financial interests in the Group, and nor do they act-in-concert. Management considered all factors and determined that, the Company obtained control of AIFU and was therefore considered the accounting acquirer in this business combination transaction (see details in Note 1). The total purchase price consisted of stock.

The acquisition of AIFU was accounted for using the acquisition method, and the purchase price allocation was made based on the fair value of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition. The fair values of the identifiable intangible assets acquired were determined using various valuation techniques, including cost approach and income approach. The fair value measurements were primarily based on significant inputs that are not directly observable in the market and are considered Level 3 under the fair value measurements and disclosure framework. Key assumptions include cash flow projections for AIFU and the discount rate applied to those cash flows. Identifiable intangible assets with finite lives are amortized over their useful lives. The carrying value of the other tangible assets acquired and liabilities assumed approximate their fair value. The excess of the consideration transferred and the fair value of any non-controlling interests over the estimated fair values of the identifiable net assets acquired was recorded as goodwill. The Fair value of the non-controlling interest was estimated with reference to the price per share as of the acquisition date.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(3)	Acquisitions and disposals (continued)

(b)	Acquisition in FY2024 (continued)

Acquisition of AIFU (continued)

The following is a summary of the fair value of the purchase price and the final allocation of the purchase price to the assets acquired and liabilities assumed:

RMB
Consideration transferred	1,341,422
Add: Non-controlling interest	1,336,190
Total fair value of purchase price	2,677,612

Assets acquired	RMB
Cash and cash equivalents and restricted cash	601,925
Short term investments	928,270
Accounts receivable and contract assets	1,350,421
Other receivables and current assets	231,853
Property, plant, and equipment, net	91,659
Intangible asset (Note 2(h) and Note 10)	468,832
- Software	91,178
- Non-compete agreements	8,175
- Agent resources	137,944
- Insurance broker licenses	89,071
- Trade names	142,464
Deferred tax assets	40,735
Other non-current assets	235,752
Right of use asset	136,056
Total assets acquired	4,085,503

Liabilities Assumed
Short-term loan	164,300
Accounts payables and accrued commissions	806,770
Other payable and accrued expenses	183,187
Accrued payroll	93,697
Income tax payable	100,260
Operating lease liabilities	128,475
Deferred tax liabilities	251,780
Other liabilities	82,686
Total liabilities assumed	1,811,155
Total identifiable net assets acquired	2,274,348
Less: Non-controlling interest of certain subsidiaries of AIFU	(266,255)
Goodwill	669,519

The Group had only one reporting unit (i.e., wealth management) prior to the acquisition of AIFU and two additional reporting units including insurance agency and claims adjusting were identified due to the acquisition of AIFU as of the acquisition date. The reporting unit of wealth management is not expected to benefit from the synergies associated with the acquisition of AIFU. As a result, goodwill recorded in the acquisition is assigned to the applicable reporting units of insurance agency and claims adjusting to which the assets and liabilities of AIFU are assigned. The resulted goodwill is not expected to be tax deductible for tax purposes.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(3)	Acquisitions and disposals (continued)

(b)	Acquisition in FY2024 (continued)

Acquisition of AIFU (continued)

Acquisition-related costs for AIFU were approximately RMB1,369. These were expensed as incurred and are included in general and administrative expenses within the consolidated statement of operations and comprehensive loss.

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

This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on July 1, 2022, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year Ended June 30,
	2023	2024
	RMB	RMB
Total net revenues	3,452,208	2,419,634
Income (loss) from operations	116,065	(453,560)
Net income (loss)	131,771	(397,718)
Net income (loss) attributable to the Company’s shareholders	11,784	(250,192)

(c)	Disposal in FY2023

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

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4)	Discontinued operations

Disposal of Meidiya and its subsidiaries

A disposal is categorized as a discontinued operation if the disposal group is a component of an entity or group of components that meets the held for sale criteria, is disposed of by sale or other than by sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results. The results of disposals that qualify as a discontinued operation are presented as such for all reporting periods presented. Results of discontinued operations include all revenues and expenses directly derived from such disposal group; general corporate overhead is not allocated to a discontinued operation. For disposals other than by sale, results of operations of a business would not be recorded as a discontinued operation until the period in which the business is actually disposed of other than by sale.

In January 2025, the Group’s subsidiary AIFU disposed of 100% equity interests in Guangdong Meidiya Investment Co., Ltd. (“Meidiya”) to a third party for cash consideration of RMB 30,240. Meidiya holds approximately 44.7% of the equity interests of Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd. (“FHISLA”) and its subsidiaries (collectively referred to as the “Disposal Group”). The Disposed Group historically constituted the Group’s claims-adjusting segment, over which the Group exercised control through a series of act-in-concert arrangements. Accordingly, the Group deconsolidated the Disposed Group with effect from January 1, 2025 and no longer conduct any material operations in the claims-adjusting business. Concurrently, the act-in-concert arrangements among Meidiya and the other shareholders of FHISLA were mutually terminated by all parties effective February 1, 2025.

The Company’s sales of the Disposal Group represented a strategic business shift having a major effect on the Group’s operations and financial results. The results of operations for the Disposal Group are presented as discontinued operations on the consolidated statements of operations and comprehensive loss, and assets and liabilities are reflected as “Assets and Liabilities of Discontinued Operations” on the consolidated balance sheets for all periods presented. Amounts for all periods discussed below reflect the results of operations, financial condition and cash flows from the Company’s continuing operations, unless otherwise noted.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4)	Discontinued operations (continued)

On January 1, 2025, the Group calculated a loss resulting from such disposition as follows:

Reconciliation of the carrying amounts of the major classes of assets and liabilities from the discontinued operations in the consolidated balance sheets as of January 1, 2025 is as follow.

RMB
Consideration	30,240

As of January 1, 2025
Assets	RMB
Cash and cash equivalents and restricted cash	88,579
Short term investments	52,025
Accounts receivable	85,721
Other receivables	50,668
Other current assets	9,211
Property, plant, and equipment, net	7,306
Goodwill	126,941
Other non-current assets	6,237
Right of use asset	14,032
Total assets	440,720

Liabilities
Other payable and accrued expenses	130,551
Accrued payroll	41,846
Income tax payable	10,104
Operating lease liabilities	13,538
Deferred tax liabilities	3,929
Total liabilities	199,968
Total net assets of the Disposal Group	240,752
Less: Non-controlling interest of the Disposal Group	(86,801)
Net assets of the Disposal Group contributable to the Group	153,951
Loss on disposal of the Disposal Group	(123,711)

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4)	Discontinued operations (continued)

The assets and liabilities for discontinued operations of the Disposal Group comprised the following items as of June 30, 2024:

As of June 30, 2024
RMB
Current assets for discontinued operations
Cash and cash equivalents and restricted cash	75,407
Short term investments	10,015
Accounts receivable and contract assets	84,759
Other receivables	15,443
Other current assets	9,430
Total current assets	195,054
Non-current assets for discontinued operations
Restricted bank deposit - non-current	1,527
Property, plant, and equipment, net	7,195
Goodwill	126,941
Deferred tax assets	5,000
Other non-current assets	6,619
Right of use asset	17,038
Total non-current assets	164,320
Total assets	359,374

Current liabilities for discontinued operations
Other payable and accrued expenses	10,198
Accrued payroll	37,980
Current operating lease liabilities	6,962
Income tax payable	7,840
Total	62,980

Non-current liabilities for discontinued operations
Non-current operating lease liability	9,098
Deferred tax liabilities	1,555
Other liabilities	3,923
Total	14,576
Total liabilities	77,556
Total net assets of the Disposal Group	281,818

As refer to Note 1, the Group started to consolidate AIFU’ s financial statement since December 31, 2023. The financial statements for the fiscal year ended June 30, 2023 do not include any profits and cash flows of AIFU. Consequently, the Disposal Group is not reflected in the financial statements for that period.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4)	Discontinued operations (continued)

The condensed cash flows of Disposal Group were as follows for the fiscal year ended June 30, 2024 and 2025:

	Years ended June 30,
	2024	2025
	RMB	RMB
Net cash (used in) generated from operating activities	(16,087)	4,653
Net cash (used in) generated from investing activities	44,252	(43,798)
Net cash (used in) generated from financing activities	(29,500)	52,318

Reconciliation of the major classes of losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the fiscal year ended June 30, 2024 and 2025 is as follow:

	Years ended June 30,
	2024	2025
	RMB	RMB
Major classes of line items constituting pre-tax profit of discontinued operations
Net revenues	222,114	254,940
Operating costs	(147,333)	(165,752)
Selling expenses	(51,203)	(53,087)
General and administrative expenses	(20,881)	(27,523)
Investment income	366	(366)
Interest income, net	368	277
Others, net	(332)	316
Gain(loss) from discontinued operations, before income tax	3,099	8,805
Income tax (expense) benefit	581	(7,341)
Share of gain (loss) of affiliates	97	(97)
Net income from discontinued operations	3,777	1,367

	Years ended June 30,
	2024	2025
	RMB	RMB
Significant non-cash operating items:
Depreciation and amortization	1,706	1,597
Impairment loss	-	126,941
Loss on disposal of property and equipment	96	186
Significant investing activities:
Purchase of property, plant and equipment	(550)	(3,297)
Proceeds from disposal of property and equipment	269	1,509

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(5)	Other Receivables, net

Other receivables, net consist of the following:

	As of June 30,
	2024	2025
	RMB	RMB
Receivables from staff (i)	4,294	2,174
Deposits related to short-term leases	12,726	6,720
Consideration receivable from disposal of long-term investments(ii)	-	805,679
Amount receivable from a third party(iii)	5,229	100,749
Other	1,293	4,916
Sub-total	23,542	920,238
Allowance for current expected credit losses	-	-
Balance at the beginning of the year		(166)
Cumulative-effect adjustment upon adoption of ASU 2016-13	(75)	-
Current period provision for (reversal of) expected credit losses	(91)	140
Balance at the end of the year	(166)	(26)
Other receivables, net	23,376	920,212

(i)	Amounts represented advances to staff or entrepreneurial agents of the Group for daily business operations, which are unsecured, interest-free and repayable on demand.

(ii)	Amount represents the receivable from third-party investment firms as AIFU transferred 53,466,331 Class A ordinary shares of BGM to third-party investment firms in May 2025. The shares transfer consideration is to be settled in two equal installments within two years.

(iii)	Amount as of June 30, 2025 primarily represents the outstanding receivable from the divestiture of discontinued operations.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(6)	Loan Receivables, net

Loan receivables, net consist of the following:

	As of June 30,
	2024	2025
	RMB	RMB
Loan receivables from a third-party company (i)	97,984	104,082
Loan receivables from a third-party company (ii)	685,287	784,622
Loan receivables from a third-party company (iii)	-	52,148
Interest receivable from a third-party	279	-
Sub-total	783,550	940,852
Allowance for current expected credit losses:		-
Balance at the beginning of the year		(9,499)
Current period provision for expected credit losses	(9,499)	(612,736)
Balance at the end of the year	(9,499)	(622,235)
Loan receivables, net	774,051	318,617

(i)	The amount as of June 30, 2024 represented the term-loan to Sichuan Tianyi Real Estate Development Co., Ltd (“Sichuan Tianyi”). Sichuan Tianyi, a third-party, of RMB95,000 and corresponding interest receivable RMB2,984. The loan is guaranteed by the ultimate controlling owner of Sichuan Tianyi, whom is jointly liable, with interest rate 6% per annum. In March 2025, a portion of this loan receivable amounting to RMB70,000 was transferred to another third party, with an annual interest rate ranging from 3.6% to 6%. The loan has a one-year term and is expected to be settled within one year. As of June 30, 2025, the outstanding balance of the loan totaled RMB95,000 with corresponding interest receivable of RMB9,082. As the loan receivable is not collected according to the original loan agreement, the Group raise up the provision for expected credit loss. As of June 30, 2025, the Group provided allowance amounted RMB72,475.

(ii)

The amount represented the term-loans principal to a third-party company principally engaged in provision of education service of RMB755,300(2024:RMB679,300) and corresponding interest receivable RMB29,395(2024:RMB6,060) as of June 30, 2025. The loans bear an interest rate of 5% per annum. The loans have been subsequently pledged with equity interests as collaterals and fully guaranteed by the controlling shareholder of the debtor. As the loan receivable is not collected according to the original loan agreement, the Group raise up the provision for expected credit loss. As of June 30, 2025, the Group provided allowance amounted RMB549,212.

(iii)

The amount represented the term-loans for one year principal to a third-party company principally engaged in provision of financial consultant service of RMB52,000 and corresponding interest receivable RMB148 as of June 30, 2025. The loans bear an interest rate of 5% per annum. The loan is guaranteed by the ultimate controlling owner of the controlling shareholder of the debtor, whom is jointly liable. As of June 30, 2025, the Group provided allowance amounted RMB548.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(7)	Other current assets

Other current assets consist of the following:

	As of June 30,
	2024	2025
	RMB	RMB
Prepaid operating costs	1,771	819
Prepaid miscellaneous daily expenses	21,460	21,063
Equity investments with readily determinable fair value (i)	13,776	47
Excess input value-added tax (“VAT”) credits (ii)	1,832	1,751
Prepaid contributions of staff employee benefit	484	239
	39,323	23,919

(i)	The amount as of June 20, 2024 mainly represented an 3.1645% equity investment in Cheche Technology Inc. (“Cheche”), which is a listed company on Nasdaq on September 18, 2023. The Group measures the equity security in Cheche at fair value and recorded a loss of RMB82,527 from fair value change in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2024. During fiscal year 2025 ended June 30, 2025, the Group divested the majority of its equity interest in Cheche. The remaining equity interest is measured at fair value and classified as a short-term investment, with a carrying amount of RMB1,806 as of June 30, 2025.

(ii)	The excess input VAT credits represented VAT already paid or borne by the Group’s PRC entities that are qualified as general VAT taxpayers on the goods purchased which will be utilized to offset against future output VAT when calculating the VAT payable. The VAT balance is recorded either in other current liabilities or other current assets on the consolidated balance sheets.

(8)	Property, Plant and Equipment, net

Property, plant and equipment, net, is comprised of the following:

	As of June 30,
	2024	2025
	RMB	RMB
Cost:
Building	10,968	10,480
Office equipment, furniture and fixtures	10,188	8,690
Motor vehicles	2,792	2,261
Leasehold improvements	6,755	5,956
Sub-total	30,703	27,387
Accumulated depreciation	(4,762)	(10,497)
	25,941	16,890
Construction in progress	53,640	53,640
	79,581	70,530

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(8)	Property, Plant and Equipment, net (continued)

Depreciation expenses charged were RMB3,545, RMB6,662 and RMB7,815 for the years ended June 30, 2023, 2024 and 2025, respectively. In the year ended June 30, 2025, the Group recorded a loss of RMB991 (2024: RMB1,197, 2023: RMB2,951) related to disposal of furniture, office equipment, fixtures and leasehold improvements due to termination of rental offices in others, net of the consolidated statements of operations and comprehensive loss.

No impairment for property, plant and equipment was recorded for the years ended June 30, 2023, 2024 and 2025.

(9)	Goodwill, net

The gross amount of goodwill and accumulated impairment losses by reporting unit as of June 30, 2024 and 2025 are as follows:

	Wealth Management	Insurance Agency	Total
	RMB	RMB	RMB
Gross as of June 30, 2023	-	-	-
Addition for business combination (Note 3(b))	-	542,578	542,578
Gross as of June 30, 2024	-	542,578	542,578
Addition for business combination	-	-	-
Gross as of June 30, 2025	-	542,578	542,578
Accumulated impairment loss as of June 30, 2023	-	-	-
Impairment loss	-	(426,410)	(426,410)
Accumulated impairment loss as of June 30, 2024	-	(426,410)	(426,410)
Impairment loss	-	(116,168)	(116,168)
Accumulated impairment loss as of June 30, 2025	-	(542,578)	(542,578)
Net as of June 30, 2023	-	-	-
Net as of June 30, 2024	-	116,168	116,168
Net as of June 30, 2025	-	-	-

The Group performs annual goodwill impairment test at each year end. In 2024 and 2025 annual test, the Group noted the underperformance of acquired insurance agency business as compared to the projected results from acquisition, mainly due to the impact of newly released industrial regulatory rules capping the commission rates charged by insurance intermediaries, and determined that it was more likely than not that there were indications of impairment for the reporting unit of Insurance Agency. The Group utilized the discounted cash flow model to estimate the fair value of the reporting unit and concluded that the carrying amount of Insurance Agency exceeded its fair value. As a result, an impairment loss on goodwill of RMB426,410 and RMB116,168 was recognized in the consolidated statement of operations and comprehensive loss for the year ended June 30, 2024 and 2025, respectively.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(10)	Intangible assets, net

Intangible assets, net, are comprised of the following:

	As of June 30,
	2024	2025
	RMB	RMB
Software and operating system	96,001	96,638
Non-compete agreements	8,175	8,175
Agent resources	137,944	137,944
Insurance brokerage licenses	89,071	86,854
Trade names	142,464	142,464
Sub-total	473,655	472,075
Disposal	(2,218)	-
Total	471,437	472,075
Less: Accumulated amortization	(53,870)	(146,099)
Less: Impairment loss	-	(325,130)
Intangible asset, net	417,567	846

As disclosed in in Note 3(b), the recognized intangible assets including software, non-compete agreements, agent resources, insurance brokerage license and trade names amounting to RMB468,832 in the aggregate were acquired through a business combination transaction on December 31, 2023 and were individually measured at their respective fair values as of the acquisition date. In 2024, the Group disposed an insurance brokerage license amounting to RMB2,218 owned by a majority-owned subsidiary in Hong Kong which was deconsolidated as the Group has lost its control over the subsidiary starting from April 1, 2024 (see details in Note 2(i)).

The Group performs annual intangible assets impairment test at each year end. In 2025 annual test, the Group noted the underperformance of acquired insurance agency business as compared to the projected results from acquisition, mainly due to the impact of newly released industrial regulatory rules capping the commission rates charged by insurance intermediaries, and determined that it was more likely than not that there were indications of impairment for the reporting unit of Insurance Agency. The Group utilized the discounted cash flow model to estimate the fair value of the intangible assets and concluded that the carrying amount of intangible assets exceeded its fair value. As a result, an impairment loss on intangible assets of RMB325,130 was recognized in the consolidated statement of income and comprehensive income for the fiscal year ended June 30, 2025. There were no impairment charges for intangible assets recorded for the years ended June 30, 2023 and 2024.

Amortization expenses for intangible assets recognized for the years ended June 30, 2023, 2024 and 2025 were RMB848, RMB50,837 and RMB92,229, respectively. The intangible assets are impaired as year end of the date and no amortization expenses are expected in next year.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(11)	Other non-current assets, net

Other non-current assets consist of the following:

	As of June 30,
	2024	2025
	RMB	RMB
Equity investments without readily determinable fair value (Note 2(j))(i)	5,401	236,819
Instrument in debt securities with embedded features (Note 2(j))	123,227	123,227
Amount due from a third party (ii)	29,985	31,332
Contingent considerations (iii)	22,267	-
Receivables from certain shareholders as guarantee deposit due to business combinations	33,373	-
Others	4,606	2,873
Sub-total	218,859	394,251
Allowance for current expected credit losses:
Balance at the beginning of the year	-	(27)
Cumulative-effect adjustment upon adoption of ASU 2016-13	(18)	-
Provision	(9)	(1,660)
Balance at the end of the year	(27)	(1,687)
Other non-current assets, net	218,832	392,564

(i)	The amount as of June 30, 2025 mainly represents shares of BGM hold by AIFU. AIFU transferred the equity interests of its intelligent platform consisting of RONS Technologies and its subsidiaries to exchange for BGM. 69,995,661 Class A ordinary shares, valued at US$2.00 per share. These consideration shares are subject to a lock-up period of 60 months from the closing date. The transaction was closed on January 1, 2025. Subsequently, on May 27, 2025, AIFU transferred 53,466,331 Class A ordinary shares of BGM to third-party investment firms. Following this partial disposal, the Group’s shareholding in BGM fell to 16,596,473 Class A ordinary shares, accounting for 8.3% of its equity interest and 0.8% of voting right as of June 30, 2025. Following the reduction in ownership and loss of significant influence, the remaining investment is classified as other non-current asset and measured at cost considering the lock up period of 5 years and low liquidity of BGM.

(ii)	The amount represented the fair value of a term-loan (matures in September 2028) to a third party by AIFU which is comprised of a principal of RMB30,000 and a corresponding interest receivable of RMB1,032 net of allowance of RMB1,047 as of June 30, 2024 and a principal of RMB30,000 and a corresponding interest receivable of RMB2,379 net of allowance of RMB2,697 as of June 30, 2025. The loan bears interest rate 4.5% per annum and is guaranteed by the ultimate controlling owner of the borrower, whom is jointly liable.

(iii)	Contingent considerations represented the fair value as of June 30, 2024 of the partial contingent considerations transferred by AIFU to certain selling shareholders of Zhongrong Smart Finance Information Technology Co., Ltd. (“Zhongrong”) and Jilin Zhongji Shi’An Insurance Agency Co., Ltd. (“Zhongji”) in business combinations completed in 2023. Pursuant to the share purchase agreement, the selling shareholders shall return certain numbers of ordinary shares back to the Group and/or the Group may incur future payments if necessary conditions have not been satisfied respectively by the end of a lock-up period of three years. The contingent considerations were subsequently measured with changes in fair value reflected in the consolidated statements of operations and comprehensive loss. As of June 30, 2025, AIFU and the selling shareholders mutually agreed to terminate the contingent consideration arrangement under the original agreement. Consequently, the contingent consideration liability was derecognized.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(12)	Leases

The Group’s lease for office space include only fixed rental payments with no variable lease payment terms. As of June 30, 2024 and 2025, there were no leases that have not yet commenced.

The following represents the aggregate ROU assets and related lease liabilities as of June 30, 2024 and 2025:

	As of June 30,
	2024	2025
	RMB	RMB
Operating lease ROU assets	105,201	61,958
Current operating lease liabilities	47,271	29,271
Non-current operating lease liabilities	53,856	29,924
Total operating lease liabilities	101,127	59,195

The weighted average lease term and discount rate as of June 30, 2024 and 2025 were as follows:

	As of June 30,
	2024	2025
Weighted average lease term in years:
Operating leases	2.74	2.78
Weighted average discount rate:
Operating leases	3.72%	3.09%

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(12)	Leases (continued)

The components of lease expenses for the years ended June 30, 2024 and 2025 were as follows:

	Year ended June 30,
	2024	2025
	RMB	RMB
Operating lease expense	34,302	50,551
Short term lease expense	1,380	3,579
Total	35,682	54,130

Supplemental cash flow information related to leases for the years ended June 30, 2024 and 2025 were as follows:

	Year ended June 30,
	2024	2025
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	33,973	48,913
Supplemental noncash information:
Right-of-use assets obtained in exchange for lease obligations net of decrease in right-of-use assets for early determinations	894	2,290

The following table provides maturities of lease liabilities at June 30, 2025:

Minimum Lease Payment
RMB
Year ending June 30:
2026	30,867
2027	16,070
2028	7,311
2029	5,096
2030	2,567
Thereafter	269
Total remaining undiscounted lease payments	62,180
Less: Interest	2,985
Total present value of lease liabilities	59,195
Less: Current operating lease liabilities	29,271
Non-current operating lease liabilities	29,924

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(13)	Variable Interest Entities (“VIEs”)

Historically, foreign ownership of certain parts of the Group’s businesses including fund management services was subject to restrictions under current PRC laws and regulations. The Company is a Cayman Islands company and the government of the Cayman Islands has not entered into a memorandum of understanding on bilateral regulatory cooperation with the China Securities Regulatory Commission (the “CSRC”). Accordingly, the Company was not eligible to conduct the fund management business by directly establishing a foreign-invested fund management company. To comply with PRC laws and regulations and utilize the ability in providing fund management services, the Group conducted its business activities through the VIE, Puyi Bohui, in which the Group owned 0.96% equity interests, and its subsidiaries in China. This structure was dissolved in September 2025 upon the disposal of our wealth management segment, which included the sale of Puyi Consulting, Puyi Bohui, and its subsidiaries, and the termination of all related contractual arrangements.

Separately, PRC laws, regulations, and rules also restrict and impose conditions on direct foreign investment in value-added telecommunication services, and therefore prior to December 27, 2024, the Group operated the internet-based insurance distribution business through its former consolidated VIEs, namely Xinbao Investment, and RONS Technologies, and their subsidiaries. On December 27, 2024, the Group transferred all of the interests in Fanhua RONS Technologies, Xinbao Investment and its subsidiaries to BGM in exchange for 72% of BGM Group Ltd.’s issued and outstanding ordinary shares. This structure was dissolved on December 27, 2024, when the Group transferred all of its interests in these VIEs to BGM in a share exchange transaction. All related contractual arrangements were terminated upon completion of this transaction.

The following is a summary of the contractual agreements that the Group, through the WFOEs, entered into with the consolidated VIEs:

Agreements that Provided the Group Effective Control over Puyi Bohui, Xinbao Investment and Fanhua RONS Technologies

●	Loan Agreement

The WFOEs entered into a loan agreement with relevant Nominee Shareholders to provide them loans solely for the purpose of contribution of registered capital of these consolidated VIEs, or the PRC domestic companies. The principal loan amounts equaled to the capital contributions to the PRC domestic companies. The WFOEs had the sole discretion to determine the method of repayment, including requiring the Nominee Shareholders to transfer their equity interests in these PRC domestic companies to the WFOEs or its designated person.

The term of the loan agreement was for ten years, which could be extended only upon written agreement of the parties. If the loan was not extended, then upon its expiration and subject to then applicable PRC laws, the loan could be repaid only with the proceeds from a transfer of the individual shareholder’s equity interests in the PRC domestic companies to the WFOEs or another person or entity designated by them. The WFOEs had the right to accelerate the loan repayment upon certain events, including but not limited to if the individual shareholder resigned or was dismissed from employment by us or if the WFOEs exercised their option to purchase the Nominee Shareholders’ equity interests in the PRC domestic companies pursuant to the Exclusive Option Agreement described below. The loan agreements were terminated in December 2024 and September 2025, respectively, in connection with the disposal of the relevant entities.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(13)	Variable Interest Entities (“VIEs”) (continued)

Agreements that Provide the Group Effective Control over Puyi Bohui, Xinbao Investment and Fanhua RONS Technologies (continued)

●	Equity Interest Pledge Agreement

The relevant Nominee Shareholders of these PRC domestic companies entered into an equity interest pledge agreement, pledging all of their respective equity interests in these PRC domestic companies as collateral to ensure that these PRC domestic companies fully performed their obligations under the Exclusive Technical and Consulting Services Agreement, Exclusive Option Agreement and Loan Agreement, including the payment of technology and consulting service fees and repayment of the loan and the accrued interests to the WFOEs. The Nominee Shareholders also agreed not to transfer or create any encumbrances adverse to the WFOEs on their equity interests in these PRC domestic companies. During the term of the equity pledge agreement, the WFOEs were entitled to all the dividends declared on the pledged equity interests. The agreement became effective upon registration with relevant administration for industry and commerce (the “AIC”) and remained in effect until all of the obligations of these PRC domestic companies under the Exclusive Technical and Consulting Services Agreement, Exclusive Option Agreement and Loan Agreement had been duly performed or terminated. These obligations, and consequently the pledge agreement itself, were terminated in December 2024 and September 2025, respectively in connection with the disposal of the relevant entities .

●	Power of Attorney

Relevant Nominee Shareholders of these PRC domestic companies irrevocably authorized the WFOEs to exercise the rights related to their shareholdings, including attending shareholders’ meetings and voting on their behalf on all matters, including but not limited to matters related to the transfer, pledge or disposition of their respective equity interests in these PRC domestic companies, and appointment of the executive directors and senior management of these PRC domestic companies. The WFOEs had the right to appoint any individual or entity to exercise the power of attorney on its behalf. until the shareholder ceased to hold any equity interest in these PRC domestic companies. These power of attorney were for ten years but were terminated in connection with the disposal of the relevant entities in December 2024 and September 2025, respectively, at which point the nominee shareholders ceased to hold their equity interests in these companies..

Agreements that Transfer Economic Benefits to the Group

●	Exclusive Option Agreement

Relevant Nominee Shareholders of these PRC domestic companies entered into an exclusive purchase option agreement to irrevocably grant the WFOEs an exclusive option to purchase, or designate one or more persons to purchase, part or all of their equity interests in these PRC domestic companies at the WFOEs’ sole and absolute discretion, when and to the extent permitted by PRC laws. The purchase price was equal to the higher of: (i) the amount of registered capital actually contributed by the equity holder; or (ii) a minimum price permitted under applicable PRC laws. The Exclusive Option Agreements were terminated in December 2024 and September 2025, respectively, in connection with the disposal of the relevant entities.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(13)	Variable Interest Entities (“VIEs”) (continued)

●	Exclusive Technology and Consulting Services Agreement

Pursuant to Exclusive Technical and Consulting Services Agreement between (i) the WFOEs, and (ii) these PRC domestic companies, the WFOEs agreed to provide these PRC domestic companies with comprehensive business support, technical, consulting and other services including such as training services and other services relating to IT platform and internal control compliance. In exchange, these PRC domestic companies agreed to pay a quarterly fee calculated primarily based on a percentage of its revenues. The agreement has an initial term of one year and was subject to annual renewal upon mutual agreement. The agreement was terminated in September 2025 in connection with the disposal of the relevant entities, which constituted the legal transfer contemplated in its terms.

Because of contractual arrangements with the consolidated VIEs and their Nominee Shareholders, the Group was the primary beneficiary of the consolidated VIEs and their subsidiaries and consolidated them into consolidated financial statements.

Risks in relation to the VIE Arrangement

In the opinion of the Company’s legal counsel, based on PRC laws and regulations in effect during the relevant period: (i) the historical ownership structure relating to the consolidated VIEs of the Company was in compliance with PRC laws and regulations; (ii) the contractual arrangements with the consolidated VIEs and the individual shareholders were legal, valid and binding obligation of such party, and enforceable against such party in accordance with their respective terms; and (iii) the execution, delivery and performance of the consolidated VIEs and its shareholders did not result in any violation of the provisions of the articles of association and business licenses of the VIEs, and any violation of any PRC laws and regulations in effect.

Uncertainties in the PRC legal system could cause the Company’s historical corporate structure to be found in violation of PRC laws or regulations on a retrospective basis. This could have limited the Company’s ability, through the Primary Beneficiary, to enforce its rights under these contractual arrangements while they were in effect. Furthermore, the shareholders of the consolidated VIEs could have had interests that were different from those of the Company, which could have increased the risk that the shareholders would have sought to breach the existing terms of the aforementioned agreements.

In addition, if the historical structure or any of the contractual arrangements were to be found to be in violation of any existing or future PRC laws, the Company may be subject to penalties, which may include but not be limited to fines or other sanctions. The imposition of any such penalties could have a material adverse effect on the Company’s financial condition and results of operations. However, as the contractual arrangements have been terminated and the VIEs disposed of, the risk of operational disruption, license revocation, or deconsolidation has been eliminated.

Summarized below is the information related to the consolidated VIEs, including total assets, total current liabilities, total liabilities, net revenues, total operating costs and expenses, net income (loss) and cash flows after intercompany elimination are as follows:

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(13)	Variable Interest Entities (“VIEs”) (continued)

 Risks in relation to the VIE Arrangement (continued)

	As of June 30,
	2024	2025
	RMB	RMB
Total assets	424,525	119,599
Total current liabilities	176,951	32,212
Total liabilities	220,483	39,158

	Year Ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues	87,728	144,024	146,160
Operating costs and expenses	(126,620)	(170,787)	(167,203)
Net loss	(23,041)	(37,038)	(4,338)
Net cash used in operating activities	(54,828)	(69,861)	(4,413)

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(13)	Variable Interest Entities (“VIEs”) (continued)

Risks in relation to the VIE Arrangement (continued)

As of June 30, 2025 there were no consolidated VIE assets that are collateral for the VIE’s obligations or are restricted solely to settle the VIEs’ obligations, other than aforementioned in the restricted cash as described in Note 2(c). In the year ended June 30, 2025, aggregate revenues derived from these VIEs contributed 14.9% of the total consolidated net revenues, based on the corporate structure as of the end of 2025. As of June 30, 2025, the VIEs accounted for an aggregate of 3.6% of the consolidated total assets. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Company in normal course of business. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.

(14)	Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	As of June 30,
	2024	2025
	RMB	RMB
Business and other tax payables	78,749	56,764
Refundable deposits from employees and agents	17,726	20,034
Professional fees	8,539	1,102
Accrued expenses to third parties	23,590	25,999
Contributions from members of eHuzhu mutual aid program	36,460	-
Amount due to entities disposed in 2025	-	42,485
Others	5,247	9,169
Total	170,311	155,553

(15)	Short-term loan

Short-term loans and total outstanding balance as of June 30, 2024 and 2025 amounted to RMB98,375 and RMB82,050, respectively, which are RMB-denominated borrowings made by the Company’s subsidiaries from financial institutions in mainland China. The Group borrowed RMB98,377 and RMB36,601 one-year loans for its general working capital purposes during the year ended June 30, 2024 and 2025, respectively.

As of June 30, 2024 and 2025, the weighted average interest rates for the outstanding borrowings were approximately 3.5% and 3.5%, respectively, and the unused lines of credit for the short-term loans was RMB101,625 and RMB117,950, respectively.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(16)	Employee Benefit Plans

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

For the years ended June 30, 2023, 2024 and 2025, the Group contributed and accrued RMB16,092 and RMB53,345 and RMB69,359, respectively.

(17)	Income Taxes

Continuing operations

The Company is a tax exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

Subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5%, and foreign-derived income is exempted from income tax. Under the two-tiered profits tax rates regime, the provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 8.25% for the years ended June 30, 2023, 2024 and 2025.

The Group’s subsidiaries and VIEs incorporated in the PRC are subject to the PRC Enterprise Income Tax (“EIT”) and a unified 25% enterprise income tax rate, except for certain entities that are entitled to preferential tax treatments.

Preferential EIT rates at 15% is available for qualified enterprises located in the western China regions in an industry sector encouraged by the PRC government. Fanhua Lianxing Insurance Sales Co., Ltd., the Group’s wholly-owned subsidiary, which is the holding entity of the Group’s life insurance operations, was entitled to a preferential tax rate of 15% for the year ended June 30, 2025.

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

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(17)	Income Taxes (continued)

The Group accounts for uncertain income tax positions by prescribing a minimum recognition threshold in the financial statements. The Group’s liabilities for unrecognized tax benefits were included in other tax liabilities. During the fiscal year ended June 30, 2023, the balance of unrecognized tax benefits is comprised of amounts mainly arising from certain transfer pricing arrangements. During the year ended June 30, 2024, the Group recorded an addition of unrecognized tax benefits amounting to RMB34,368 due to acquisition of AIFU. As of June 30, 2025, the balance of unrecognized tax benefits is comprised of amounts mainly arising from transfer pricing arrangements.

The movements of unrecognized tax benefits are as follows:

RMB
Balance as of June 30, 2023	13,760
Increase due to acquisition of AIFU	29,863
Increase in unrecognized tax benefits	1,883
Decrease in tax positions	(4,064)
Balance as of June 30, 2024	41,442
Increase in unrecognized tax benefits	-
Decrease in tax positions	(11,282)
Balance as of June 30, 2025	30,160

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

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. During the current year, the Group reversed transfer pricing related uncertain tax position amounting to RMB11,282 when its statute of limitation expired in 2025.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(17)	Income Taxes (continued)

Income tax (benefit) expense are comprised of the following:

	Year Ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Current tax expense	1,160	3,633	(9,636)
Deferred tax (benefit) expense	7,425	9,893	(10,006)
Income tax (benefit) expense	8,585	13,526	(19,642)

The principal components of the deferred income tax assets and liabilities are as follows:

	As of June 30,
	2024	2025
	RMB	RMB
Deferred tax assets:
Operating loss carryforward	133,949	173,602
Deductible research and development expenses	5,204	811
Advertising expense	6,538	6,666
Valuation allowances	(115,441)	(171,672)
Total	30,250	9,407
Deferred tax liabilities:
Fair value adjustments in relation to short-term investments	13,950	101,284
Estimated profit arising from future renewal commissions	92,964	76,297
PRC dividend withholding taxes	26,730	26,729
Fair value adjustments of long-lived assets from business acquisition	101,875	-
Total	235,519	204,310

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

The Group had total operating loss carry-forwards of RMB584,217 and RMB713,541 as of June 30, 2024 and 2025, respectively. As of June 30, 2025, the operating loss carry-forwards amounting to RMB19,132 can be carried forward to offset future taxable income and RMB694,409 will expire in the years from 2025 to 2029. During the years ended June 30, 2023, 2024 and 2025, nil, RMB35,403 and RMB188,857, respectively, of tax loss carried forward has been expired and canceled.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(17)	Income Taxes (continued)

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income before income taxes and income of affiliates, and the actual provision for income taxes is as follows:

	Year Ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Loss from operations in mainland China	(32,676)	61,208	701,725
Loss from operations in Hong Kong and others	(2,316)	(562,312)	(1,054,091)
Loss from continuing operations before income taxes and share of loss of affiliates	(34,992)	(501,104)	(352,366)
Statutory tax rate	25%	25%	25%
Income tax benefits at statutory tax rate	(8,748)	(125,276)	(88,091)
Deferred tax effect of tax rate change	(5,751)	-	-
True-up temporary book/tax differences	2,123	70	-
Disposal of a subsidiary	(6,561)	-	-
Expenses not deductible for tax purposes:
—Entertainment	-	1,192	23,985
—Provision for expected credit losses on other receivables	-	-	131,881
—Other	500	350	179
Effect of tax holidays on concessionary rates granted to PRC entities	3,262	(2,861)	171
Effect of different tax rates of entities operating in other jurisdictions	579	112,158	(101,874)
Change in valuation allowance	23,051	24,407	17,300
Net effect of fair value changes*	-	19,672	5,674
Unrecognized tax benefits arising from certain transfer pricing arrangements	260	(18,096)	(15,828)
Other	(130)	1,910	6,961
Income tax (benefit) expense	8,585	13,526	(19,642)

*	The net effect of fair value changes for the year ended June 30, 2025 is primarily arising from fair value changes in contingent consideration and equity interests held by the Group.

Additional PRC income taxes that would have been payable without the tax exemption amounted to approximately nil, RMB2,861 and RMB466 for the years ended June 30, 2023, 2024 and 2025, respectively.

If the entities were to be non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%, whereas in the case of dividends paid by PRC subsidiaries which are 25% or more directly owned by tax residents in the Hong Kong Special Administrative Region, the withholding tax would be 5%. The Group’s subsidiary, CNinsure Holdings Limited qualified as Hong Kong resident and was entitled to enjoy a 5% reduced tax rate under Bulletin [2018] No. 9 promulgated by the State Taxation Administration for the years ended June 30, 2023, 2024 and 2025.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(17)	Income Taxes (continued)

Aggregate undistributed earnings of the Group’s subsidiaries and VIEs in the PRC that are available for distribution to the Group of approximately RMB868,929 and RMB753,238 as of June 30, 2024 and 2025, respectively, are considered to be indefinitely reinvested. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred tax liability in respect of those undistributed earnings of approximately RMB43,496 and RMB37,662, respectively.

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

(18)	Mezzanine Equity

On February 6, 2024, the Company issued 22,175 ordinary shares to New Dragon Group (Far East) Limited (“New Dragon” or the “Holder”) in exchange for US$6,254 (approximately RMB44,968) investment in the Company. In 30 days following the expiration of lock-up period of four years, both the Holder and the Company have the option to request to repurchase the shares at 1.2 times of the purchase price paid by New Dragon. The ordinary shares issued to New Dragon features the investor’s put right that is considered to be outside of the Company’s control and subject to the Holder’s option and the occurrence of uncertain future events such as the future trend of the stock price of the Company.

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

As disclosed in Note 20, the Group considered the shares of redeemable ordinary shares that are legally issued and outstanding as outstanding in the calculation of the weighted-average number of ordinary shares outstanding since such shares represent ordinary shares in both legal form and substance.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(19)	Capital Structure

Shares Structure

On March 13, 2024, the Company held an extraordinary general meeting (“EGM”) and obtained requisite shareholders’ approval to adopt a dual-class share structure. Under this structure, the authorized share capital was amended into 2,000,000,000 Ordinary Shares of a nominal or par value of US$0.001 each to US$2,000,000 divided into (1) 1,950,000,000 Ordinary Shares of a nominal or par value of US$0.001 each and (2) 50,000,000 Preference Shares of a nominal or par value of US$0.001 each, and each holder of the Preference Shares shall have twenty (20) votes for each Preference Share. As of June 30, 2024, no preference shares were outstanding, while 4,117,242 ordinary shares and 54,411 redeemable ordinary shares were outstanding.

On October 31, 2024, following resolutions passed at the EGM and separate Class Meeting of the holders of ordinary shares of the Company, the Company amended its authorized share capital to US$5,000,000 divided into 5,000,000,000 shares, comprising 4,000,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each and 1,000,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each, and each Class B ordinary share carrying one hundred votes. Subsequently, all issued ordinary shares were re-designated and re-classified as Class A ordinary shares.

On June 3, 2025, the Company held an EGM and obtained requisite shareholders’ approval to implement a share consolidation, under which every ninety authorized issued and unissued shares of par value US$0.001 each were consolidated into one share with a par value of US$0.09 each. Concurrently, the authorized share capital was increased to US$450,000,000, represented by 5,000,000,000 shares consisting of 4,000,000,000 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, each with a par value of US$0.09. This approval effected a reverse share split at a ratio of one-for-ninety, effective June 23, 2025. As of June 30, 2025, 9,295,383 Class A ordinary shares were issued, of which 44,810 were held in treasury and 22,395 were redeemable, leaving 9,228,398 Class A ordinary shares outstanding. Concurrently, 6,666,668 Class B ordinary shares were issued and outstanding. Unless indicated or the context otherwise requires, all number of ordinary shares in this report has been retrospectively adjusted for the reverse share split, as if such reverse share split occurred on the first day of the years presented.

Issuance of new shares

As disclosed in Note 3(b), the Company issued 3,156,815 ordinary shares to the shareholders of AIFU to acquire 50.10% equity interests of AIFU in December 2023.

As disclosed in Note 18, the Company issued 22,175 ordinary shares to New Dragon Group (Far East) Limited in exchange for US$6,254 (approximately RMB44,968) investment in the Company in February 2024, which were classified as mezzanine equity.

On January 2, 2025, the Company issued 5,555,556, 4,444,445 and 1,111,112 Class B ordinary shares to Moonlit Group Ltd, Sea Synergy Limited and Equality Group Ltd, respectively, at a price of US$0.09 per share in exchange for US$1,000 (approximately RMB7,299).

Repurchase of ordinary shares

As disclosed in Note 1, in December 2023, the Company repurchased an aggregate of 44,817 ordinary shares from AIFU, representing 1% of the total shares outstanding as of June 30, 2024.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(19)	Capital Structure (continued)

Concurrently, the Group entered into a share transfer agreement with AIFU, pursuant to which AIFU, through its wholly-owned subsidiary in China, to acquire 15.41% of the equity interests in Fanhua Puyi Fund Sales Co., Ltd. (“Puyi Fund”), a wholly-owned subsidiary of the Group, for a consideration consisting of the share repurchase price and a cash consideration of approximately RMB10,463.

The Group accounts for repurchased ordinary shares under the par value method and includes such treasury stock as a component of the shareholders’ equity.

(20)	Net Loss per Share

There were 178,684 and nil Class A ordinary shares related to employee and non-employee share options or non-vested ordinary shares for the years ended June 30, 2024 and 2025, respectively, which could potentially dilute basic net earnings per share in the future, but which were excluded from the computation of diluted net loss per share for the year ended June 30, 2025, as their effects would have been anti-dilutive.

The computation of basic and diluted net income per ordinary share is as follows:

	Year Ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Basic:
Net loss from continuing operations	(43,577)	(515,848)	(336,558)
Less: Net loss attributable to the noncontrolling interests	-	(224,476)	(172,676)
Net loss attributable to owners of the Company from continuing operations	(43,577)	(291,372)	(163,882)
Less: Distributed earnings to New Dragon (Note 18)	-	826	2,141
Net loss attributable to ordinary shares of the Company from continuing operations	(43,577)	(292,198)	(166,023)
Net gain (loss) from discontinued operations	-	3,777	(122,344)
Less: Net income (loss) attributable to the noncontrolling interests	-	2,075	(90,263)
Net income (loss) attributable to ordinary shares of the Company from discontinued operations	-	1,702	(32,081)
Net loss attributable to ordinary shares of the Company	(43,577)	(290,496)	(198,104)
Weighted average number of ordinary shares outstanding	1,005,244	2,586,237	7,609,798
Basic net loss per class A ordinary share from continuing operations	(43.350)	(112.982)	(21.817)
Basic net loss per class A ordinary share from discontinued operations	-	0.658	(4.216)
Basic net loss per class A ordinary share	(43.350)	(112.324)	(26.033)

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(20)	Net Loss per Share (continued)

	Year Ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Diluted:
Net loss from continuing operations	(43,577)	(515,848)	(336,558)
Less: Net loss attributable to the noncontrolling interests	-	(224,476)	(172,676)
Net loss attributable to owners of the Company from continuing operations	(43,577)	(291,372)	(163,882)
Less: Distributed earnings to New Dragon (Note 18)	-	826	2,141
Less: Net impact on the net income attributable to the Company’s shareholders arising from the share-based compensation schemes of AIFU	-	3,164	(3,164)
Net loss attributable to ordinary shares of the Company from continuing operations	(43,577)	(295,362)	(162,859)
Net loss from discontinued operations	-	3,777	(122,344)
Less: Net income attributable to the noncontrolling interests	-	2,075	(90,263)
Net loss attributable to ordinary shares of the Company from discontinued operations	-	1,702	(32,081)
Net loss attributable to ordinary shares of the Company	(43,577)	(293,660)	(194,940)
Weighted average number of ordinary shares outstanding	1,005,244	2,586,237	7,609,798
Weighted average number of dilutive potential ordinary shares from share options and restricted share units	-	-	-
Total	1,005,244	2,586,237	7,609,798
Diluted net loss per class A ordinary share from continuing operations	(43.35)	(114.205)	(21.645)
Diluted net loss per class A ordinary share from discontinued operations	-	0.658	(4.216)
Diluted net loss per class A ordinary share	(43.35)	(113.547)	(25.861)

(21)	Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of June 30, 2024 and 2025. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory financial statements of the Company’s subsidiaries and VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries and VIEs.

The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. The accumulated amounts contributed to the statutory reserves were RMB23,064 and RMB23,216 as of June 30, 2024 and 2025, respectively.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of restricted net assets include paid in capital and statutory surplus reserve of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB1,717,031 as of June 30, 2025, which were not eligible to be distributed.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(22)	Related-party Balances and Transactions

The principal related-party balances as of June 30, 2024 and 2025, and transactions for the years ended June 30, 2023, 2024 and 2025 are as follows:

(i)	On December 28, 2020, Puyi Enterprise Management Consulting Co., Ltd (“Puyi Consulting”), one wholly-owned subsidiary of the Company entered into a framework strategic partnership agreement, or, the “Agreement”, with AIFU. Pursuant to the Agreement, both parties, on the basis of full compliance with relevant regulatory and legal requirements will share customer and channel resources and explore collaboration opportunities on the provision of value-added asset management services to Chinese households, by leveraging both parties’ respective strength in insurance and financial services. On March 7, 2022, Puyi Consulting entered into a supplementary agreement with AIFU. For the years ended June 30, 2023 and the period from July 1, 2023 to December 31, 2023, Puyi Consulting recorded other revenues derived from the provided consulting services of RMB14,651 and RMB3,704, respectively from AIFU and the balance of amounts due from related party as of June 30, 2023 and December 31, 2023 was nil and nil, respectively.

(ii)	As disclosed in Note 1, the Company entered into a share repurchase agreement with AIFU on December 22, 2023, pursuant to which the Company agreed to repurchase all of the 4.46% equity interests. Concurrently, a wholly-owned subsidiary of the AIFU entered into a share transfer agreement with the Company to acquire 15.41% equity interests in Fanhua Puyi Fund Sales Co., Ltd. (“Puyi Fund”), a wholly-owned subsidiary of the Company, at an aggregate consideration including a transfer price for the aforementioned 4.46% equity interests and cash of RMB10,463.

(23)	Commitments and Contingencies

Lease commitments

The Group has entered into operating lease agreements for certain offices. Future minimum lease payments under non-cancellable operating leases with initial terms more than one year are included in Note 12.

The total future payments for property management fee related to the non-cancellable operating leases with initial terms in excess of one year as of June 30,2025 is as following:

Lease Commitment
RMB
Within 1 year	1,970
2-5 years	1,976
Total	3,946

The total future lease payments under the non-cancellable short-term lease agreements, including the agreed property management fee, with respect to the offices and staff dormitories as of June 30, 2025 is as following:

Lease Commitment
RMB
Within 1 year	987
Total	987

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(23)	Commitments and Contingencies (continued)

Contingencies

We are involved in disputes and legal or administrative proceedings in the ordinary course of our business.

We are currently involved in a material arbitration proceeding initiated by GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, “Claimants”) before the International Centre for Dispute Resolution (ICDR). The Claimants seek damages in excess of US$124,000 relating to a Securities Purchase Agreement dated April 16, 2024 (the “GEM Agreement”) between us and GEM Global Yield LLC SCS, which contemplated a potential equity investment of up to US$1,000,000.

The GEM Agreement was negotiated by Mr. Peh Chin Hua, our former Chairman of the board of directors of the Company (the “Board”) (“Former Chairman”), and Mr. Chan Michael Ewe Teik, a third-party intermediary nominated by the Former Chairman, and executed on the Company’s behalf by the Former Chairman.

In August 2024, through an internal investigation, our Board of Directors came to suspect that the Former Chairman, Singapore White Group Pte. Ltd. (“White Group”), an entity controlled by the Former Chairman, and Mr. Chan may have engaged in a fraudulent scheme that defraud the Company through a series of complex transactions, including the GEM Agreement. The investigation revealed that the Former Chairman may have withheld material information from the Board regarding GEM Agreement and White Group Agreement. In September 2024, our Board determined that the GEM Agreement was void due to fraud and resolved to terminate all proposed transactions and cooperation with the Former Chairman and White Group.

Consequently, on July 29, 2025, Claimants filed an arbitration with the ICDR against us concerning the GEM Agreement, seeking claims amounting to over US$124,000. We filed formal answers on September 4, 2025, denying all allegations asserted by the Claimants. The arbitration is in its early stages, and the final outcome and its potential financial impact on the Company are subject to significant uncertainty.

We believe that the Claimants’ allegations have no merit and we intend to vigorously defend against the claims. However, defending such arbitration could be time-consuming and costly and could divert the attention of our senior management. An unfavorable resolution of this arbitration or any future allegations, lawsuits or proceedings could materially and adversely affect our results of operations and financial condition and the market prices of our Class A ordinary shares. In accordance with applicable accounting standards, the Company has accrued a provision of $0 for this contingency.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(24)	Concentrations of Credit Risk

Concentration risks

Customers accounting for 10% or more of total net revenues excluding estimated renewal commissions are as follows:

	Years ended June 30,
	2023	% of sales	2024	% of sales	2025	% of sales
	RMB		RMB		RMB
Company A	*	*	*	*	*	*
Company B	15,360	13.4	*	*	*	*
Company C	14,631	12.8	*	*	*	*
Company D	—	—	132,995	13.8	79,013	10.1
Subtotal	29,991	26.2	132,995	13.8	79,013	10.1

*	represented less than 10% of total net revenues for the year.

Customers which accounted for 10% or more of gross accounts receivable plus certain amount of contract assets that are accounted for on a customer-base (“Such Accounts Receivable”) are as follows:

	As of June 30,
	2024	%	2025	%
	RMB		RMB
Company A	*	*	*	*
Company D	41,117	21.9	17,060	18.4
Company E	*	*	15,891	17.1
Company F	*	*	9,720	10.5
Company G	*	*	9,670	10.4
Subtotal	41,117	21.9	52,341	56.4

*	represented less than 10% of Such Accounts Receivable as of the year end.

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on Such Accounts Receivable.

The Group places its cash and cash equivalents and short-term investments with financial institutions with low credit risk.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(25)	Share-based Compensation

(a)	2022 Options

On August 12, 2022, AIFU granted share options (“2022 Options”) to its independent directors to purchase up to 4,000,000 ordinary shares of AIFU (equivalent to 10,000 Class A ordinary shares giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025). Pursuant to the option agreements entered into between AIFU and the option grantees, the options are scheduled to vest over a four-year service period starting from the date of grant, with 30% (“Option D1”), 30% (“Option D2”), 20% (“Option D3”) and the remaining 20% (“Option D4”) of the options being vested on August 31 of each of the years starting from 2023 to 2026, respectively, subject to the continuous service of the option grantees. The 2022 Options expire no later than August 1, 2032, subject to earlier termination upon an optionee’s cessation of service. The 2022 Options had an exercise price of US$0.2305 (RMB1.68) (equivalent to US$92.2 (RMB672) per Class A ordinary shares giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025) and an intrinsic value of US$0.002 (RMB0.01) (equivalent to US$0.80 (RMB4) per Class A ordinary shares giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025) per ordinary share on the date of grant. The fair value of the options was determined by using the Black-Scholes option pricing model.

For the year ended June 30, 2025, changes in the status of total outstanding options, were as follows:

	Number of options	Weighted average exercise price in US$	Weighted average remaining contractual life (In years)	Aggregate Intrinsic Value US$
Outstanding as of June 30, 2023	—	—	—	—
Addition due to acquisition of AIFU	10,000	92.2	4.69	—
Outstanding as of June 30, 2024	10,000	92.2	4.69	—
Forfeited	(33)
Outstanding as of June 30, 2025	9,967	92.2	3.69

As certain independent director resigned from the Board during the year, the Board approved the acceleration of vesting for all the option granted to the independent director, effective on their resignation date. Options to purchase 33 shares were forfeited for the year ended June 30, 2025.

For the years ended June 30, 2024 and 2025, share-based compensation expenses of RMB1,103 and RMB1,306 were recognized in connection with the 2022 Options, respectively. As of June 30, 2025, unrecognized share-based compensation expense related to unvested share options granted to the independent directors was nil.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(25)	Share-based Compensation (continued)

(b)	Restricted Share Units (“RSUs”)

MAAS’s RSU

On November 19, 2024, the board of the directors of the Company approved the grant of 3,000,000 RSUs to the new chairwoman of the board. Each RSU represented a right to receive one ADS of the Company, with every two ADS representing three Class A ordinary shares. Giving effect to our subsequent ADR facility termination and 1-for-90 reverse share split, the grant was adjusted to 50,000 RSUs, with each RSU representing a right to receive one post-split Class A ordinary share. Pursuant to the agreement entered into between the Company and the grantee, the RSUs are scheduled to vest over a three-year service period starting from the date of grant, with 33.0% to vest on the first anniversary, 33.5% on the second anniversary, and 33.5% on the third anniversary of the grant date from 2025 to 2027, respectively, subject to the continuous service of the grantee. The fair value of the RSUs was measured based on the grant-date market price of the Company’s ADS at US$0.3067 (equivalent to US$18.4 per post-split Class A ordinary shares).

During the first half of 2025, the Board of the Company approved the grant of a total of 40,002,240 RUSs to certain management and employees as their severance compensation, with each RSU representing the right to receive one ADS. These RSUs were vested immediately upon grant. Following the termination of our ADR facility and Share Consolidation, these vested RSUs were adjusted to 666,704 RSUs, with each RSU representing the right to receive one post-consolidation Class A ordinary share. The fair value of the RSUs was measured as the grant-date market price of the AIFU’s stock.

A summary of the activity of the service-based RSUs for the year ended June 30, 2025 is presented as follows:

	Number of restricted shares	Weighted average grant-date fair value US$
Unvested as of June 30, 2023 and 2024	—	—
Granted	716,704	6,522
Vested	(666,704)
Forfeited	—
Unvested as of June 30, 2025	50,000	—

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(25)	Share-based Compensation (continued)

(b)	Restricted Share Units (“RSUs”) (continued)

AIFU’s RSU

In August of 2023, AIFU granted 536,990 ADSs (“RSUs”) at par value to one of its executive officers. Each RSU represented a right to receive one ADS of AIFU, with each ADS representing 20 Class A ordinary shares. Giving effect to the subsequent termination of AIFU’s ADS facility and its 1-for-400 reverse share split, the grant was adjusted to 26,850 RSUs, with each RSU representing the right to receive one post-consolidation Class A ordinary share. Pursuant to the option agreement entered into between AIFU and the RSUs grantee, the RSUs are scheduled to vest over a five-year service period, with 5,000 RSUs, 5,000 RSUs, 6,850 RSUs, 5,000 RSUs and the remaining 5,000 RSUs to vest on June 30 of each of the years from 2024 to 2028, respectively, subject to the continuous service of the RSU grantee. The Group recorded a share-based compensation expense of RMB2,600 in general and administrative expenses for the six months ended June 30, 2024. The expense was calculated based on the fair value of the RSUs, which was determined using market price of AIFU’s ADSs of US$6.35 (equivalent to US$127 per Class A ordinary shares giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025) at the grant date.

On July 15, 2024, AIFU granted additional 268,200 RSUs to one of its executive officers. Each RSU represented a right to receive one ADS of AIFU. Giving effect to the subsequent termination of AIFU’s ADS facility and its 1-for-400 reverse share split, the grant was adjusted to 13,410 RSUs, with each RSU representing the right to receive one post-consolidation Class A ordinary share. Pursuant to the agreement entered into between AIFU and the grantee, the RUSs shall vest over a two-year service period starting from the date of grant. Upon resignation of this executive office in September 30, 2024, the Board has approved the immediate vesting of a portion of the RSUs representing 40,000 post-split Class A ordinary shares, subject to a lock up period of 30 months and the remaining RSUs granted to him were forfeited. The fair value of the RSUs was measured based on the grant-date market price of AIFU’s ADS at US$1.42 (equivalent to US$28.4 per post-split Class A ordinary shares).

On November 17, 2024, AIFU granted 1,000,000 RSUs to the chairwoman of the board of directors of AIFU, with each RSU represented a right to receive one ADS of AIFU. Giving effect to the subsequent ADR facility termination and 1-for-400 reverse share split, the grant was adjusted to 50,000 RSUs, with each RSU representing a right to receive one post-split Class A ordinary share. Pursuant to the agreement entered into between AIFU and the grantee, the RSUs shall vest over a three-year service period, with 30% to vest on the first anniversary, 30% on the second anniversary, and 40% on the third anniversary of the grant date from 2025 to 2027, respectively, subject to the continuous service of the grantee. The fair value of the RSUs was measured based on the grant-date market price of AIFU’s ADS at US$1.14 (equivalent to US$22.6 per post-split Class A ordinary shares).

During the first half of 2025, the board of the directors of AIFU approved the grant of a total of 11,000,000 RSUs to certain departing management and employees as severance compensation, representing rights to receive 11,000,000 ADSs. Giving effect to the subsequent ADR facility termination and 1-for-400 reverse share split, the grant was adjusted to 550,000 RSUs, representing rights to receive 550,000 Class A ordinary shares. The RSUs were fully vested upon gran. The fair value was measured based on the grant-date market price of AIFU’s stock.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(25)	Share-based Compensation (continued)

(b)	Restricted Share Units (“RSUs”) (continued)

A summary of the activity of the service-based RSUs for the year ended June 30, 2025 is presented as follows:

	Number of restricted shares	Weighted average grant-date fair value US$

Unvested as of June 30, 2023	—	—
Granted	—	—
Addition due to acquisition of AIFU	26,850	3,410
vested	—	—
Forfeited	—	—
Unvested as of June 30, 2024	26,850	—
Granted	613,410	4,862
Vested	(599,205)
Forfeited	(260)
Unvested as of June 30, 2025	40,795	—

The Group recorded share-based compensation expense of RMB2,600 and RMB 90,375 in connection with the RSUs for the year ended June 30, 2024 and 2025, respectively. As of June 30, 2025, unrecognized share-based compensation expense related to unvested RSUs granted to the executive offices is RMB6,651, which is expected to be recognized over a weighted-average period of 2.4 years on a straight-line basis at an amount which at least equals the portion of the grant-date fair value of the RSUs that are vested at that date.

(c)	Million Dollar Round Table Options (“MDRT Options”)

2023 Million Dollar Round Table Options (“2023 MDRT Options”)

On February 6, 2023, the board of directors of AIFU granted share options, or the 2023 MDRT Options, to its independent high-performing agents to purchase up to 13,680,000 ordinary shares of the Company(equivalent to 34,000 Class A ordinary shares giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025). Pursuant to the option agreements entered into between the Company and the option grantees, the options are scheduled to vest over a two-year service period starting from the date of the grant, with 50% and the remaining 50% of the options to vest on March 31, 2024 and March 31, 2025, respectively, subject to the continuous service of the option grantees and the achievement of the performance conditions. The 2023 MDRT Options will expire no later than August 1, 2027, subject to earlier termination upon an optionee’s cessation of service. The 2023 MDRT Options had an exercise price of US$20 (RMB140) and an intrinsic value of US$125 (RMB888) per Class A ordinary share on the date of grant giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(25)	Share-based Compensation (continued)

(c)	Million Dollar Round Table Options (“MDRT Options”) (continued)

2024 Million Dollar Round Table Options1 (“2024 MDRT Options 1”)

On April 16, 2024, the board of directors of AIFU granted share options to certain MDRT agents or the 2024 MDRT Option to purchase up to 18,088,000 ordinary shares of the Company (equivalent to 45,220 Class A ordinary shares giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025). Pursuant to the option agreements entered into between the Company and the option grantees, the options vest over a two-year service period starting from the date of grant, with 50% and the remaining 50% of the options being vested on March 31 of each of the years starting from 2025 to 2026, respectively, subject to the continuous service of the option grantees and the achievement of the performance conditions. 2024 MDRT Option expire no later than August 1, 2027, subject to earlier termination upon an optionee’s cessation of service. 2024 MDRT Option has an exercise price of US$47.24 (RMB343.28) and an intrinsic value of US$20.0 (RMB148) per ordinary share on the date of grant giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025.

2024 Million Dollar Round Table Options 2 (“2024 MDRT Options 2”)

During the year of 2024, the board of directors of AIFU granted share options to certain newly recruited agents and sales team leaders to purchase up to 8,330,000 ordinary shares of the Company (equivalent to 20,825 Class A ordinary shares giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025). Pursuant to the option agreements entered into between the Company and the option grantees, the options are scheduled to vest over a two-year service period starting from the date of grant, with 50% and the remaining 50% of the options to vest on March 31 of each of the years starting from 2025 to 2026, respectively, subject to the continuous service of the option grantees and the achievement of the performance conditions. 2024 MDRT Option will expire no later than August 1, 2027, subject to earlier termination upon an optionee’s cessation of service. 2024 MDRT Option has an exercise price of US$20 (RMB1145.36) and an intrinsic value with range of US$28 (RMB192) to US$64 (RMB344) per ordinary share on the date of grant giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025.

The Group used the binomial option pricing model in determining the fair value of the options granted, which requires the input of highly subjective assumptions, including the expected life of the stock option, stock price volatility, dividend rate and risk-free interest rate. The assumptions used in determining the fair value of the MDRT Options on the grant date were as follows:

Assumptions	2023 MDRT	2024 MDRT 1	2024 MDRT 2
Expected dividend yield (Note i)	3.69%	3.22%	3.22%
Risk-free interest rates (Note ii)	3.88%	4.81%	4.44-4.81%
Expected volatility (Note iii)	51.41%	59.78%	59.78-60.61%
Expected life in years (Note iv)	4.49	3.29	3.1-3.29
Exercise multiple (Note v)	2.80	1.0	1.0
Fair value of options on grant date (Note vi)	US$115.84~US$119.88	US$33.36~US$33.56	US$28.44~US$48.16

(i)	Expected dividend yield:

The expected dividend yield was estimated by the Group based on its historical and future dividend policy.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(25)	Share-based Compensation (continued)

(c)	Million Dollar Round Table Options (“MDRT Options”) (continued)

(ii)	Risk-free interest rate:

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

(iv)	Expected life:

 The expected life was estimated based on the end of the vesting period and the contractual term of the award of the Options plan.

(v)	Exercise multiple:

 The exercise multiple was estimated based on empirical studies.

(vi)	Fair value of options on grant date:

 The amount was adjusted giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025.

A summary of share options outstanding as of June 30, 2025, and activity during the year then ended, is presented below:

	Number of options	Weighted average exercise price in USD	Weighted average remaining contractual life (In years)	Aggregate Intrinsic Value USD
Outstanding as of June 30, 2023	—	—	—	—
Granted	—	—	—	—
Addition due to acquisition of AIFU	87,795	34.03	3.59	3,192
Exercised	—	—	—	—
Forfeited	(24,403)	—	—	—
Outstanding as of June 30, 2024	63,392	28.76	3.09	467
Granted	6,500	47.24
Exercised	(525)	—	—	—
Forfeited	(37,472)	—	—	—
Outstanding as of June 30, 2025	31,895	33.32	2.0	—

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(25)	Share-based Compensation (continued)

(c)	Million Dollar Round Table Options (“MDRT Options”) (continued)

For the year ended June 30, 2024, share-based compensation expense of RMB4,026 was recognized in connection with the MDRT Options. During the year ended June 30, 2025, as the performance conditions for the outstanding share options were not met, the remaining unvested MDRT Options were forfeited, leading to the reversal of related share-based compensation expense of RMB2,976, which had initially been recognized in fiscal year 2024. As of June 30, 2025, unrecognized share-based compensation expense related to unvested MDRT Options is nil.

(d)	2024 Share Options (“2024 Options”)

On February 20, 2024, the Company granted share options (“2024 Options”), to certain directors, executive officers, employees and top agents of the Group to purchase up to 100,193 Class A ordinary shares of the Company as a supplement of salary and benefit packages. Pursuant to the share incentive program entered into between the Company and the option grantees, the options are scheduled to vest over a one-year service period starting from March 31, 2025, subject to the achievement of certain key performance indicators by the option grantees and their continuous service with the Group. As the required performance indicators were not met during the year, the associated share options were fully forfeited. Consequently, the share-based compensation expense that had been recognized in fiscal year 2024 was reversed in fiscal year 2025.

(26)	Segment Reporting

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

As of June 30, 2024, after the acquisition of AIFU, the Group operated three segments: (1) the insurance agency segment, which mainly consists of providing agency services for distributing life and non-life insurance products on behalf of insurance companies, (2) the claims adjusting segment, which consists of providing pre-underwriting survey services, claim adjusting services, disposal of residual value services, loading and unloading supervision services, and consulting services, and (3) the wealth management segment.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(26)	Segment Reporting (continued)

During the fiscal year ended June 30, 2025, the Group disposed of Meidiya and its subsidiaries, which constituted a discontinued operation. As the discontinued operation previously formed the claims adjusting reportable segment, the comparative segment information has been retrospectively revised to reflect continuing operations only. As of June 30, 2025, the Group operated two segments: (1) the insurance agency segment, which mainly consists of providing agency services for distributing life and non-life insurance products on behalf of insurance companies, and (2) the wealth management segment.

The following table shows the Group’s operations by business segment for the years ended June 30, 2023, 2024 and 2025.

	Year ended June 30, 2025
	Insurance Agency	Wealth Management	Consolidated	Consolidated
	RMB	RMB	RMB	US$
Total revenues	727,538	53,678	781,216	109,052
Operating costs and expenses:
Cost of revenues	(391,102)	(6,257)	(397,359)	(55,469)
Payroll expense and employee benefit expenses	(276,546)	(38,480)	(315,026)	(43,976)
Share-based compensation	(33,425)	(39,674)	(73,099)	(10,204)
Amortization expense	(91,524)	(705)	(92,229)	(12,875)
Rental expense	(50,446)	(3,684)	(54,130)	(7,556)
Impairment loss	(441,298)	-	(441,298)	(61,603)
Others operating expenses	(71,106)	(28,310)	(99,416)	(13,877)
Total operating costs and expenses	(1,355,447)	(117,110)	(1,472,557)	(205,560)
Operating loss	(627,909)	(63,432)	(691,341)	(96,508)

Gains or loss from fair value change	(431)	152	(279)	(39)
Investment income	27,041	461	27,502	3,839
Gains from the disposal of subsidiaries	897,398	-	897,398	125,272
Derecognition of a contingent consideration	(22,267)	-	(22,267)	(3,108)
Interest income	23,497	9,364	32,861	4,587
Financial cost	(4,562)	(2)	(4,564)	(637)
Others, net	(489,063)	(102,613)	(591,676)	(82,595)
Loss before income taxes and share of loss of affiliates	(196,296)	(156,070)	(352,366)	(49,189)
Income tax benefit	8,458	11,184	19,642	2,742
Share of loss of affiliates	(3,834)	-	(3,834)	(535)
Net loss	(191,672)	(144,886)	(336,558)	(46,982)

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(26)	Segment Reporting (continued)

	Year ended June 30, 2024
	Insurance Agency	Wealth Management	Consolidated
	RMB	RMB	RMB
Total revenues	900,246	62,966	963,212
Operating costs and expenses:
Cost of revenues	(551,247)	(17,031)	(568,278)
Payroll expense and employee benefit expenses	(199,760)	(60,531)	(260,291)
Share-based compensation	(20,988)	(2,347)	(23,335)
Amortization expense	(49,960)	(877)	(50,837)
Rental expense	(30,759)	(4,923)	(35,682)
Impairment loss	(426,410)	-	(426,410)
Others operating expenses	(36,471)	(25,369)	(61,840)
Total operating costs and expenses	(1,315,595)	(111,078)	(1,426,673)
Operating loss	(415,349)	(48,112)	(463,461)

Gains or loss from fair value change	(73,761)	-	(73,761)
Investment income	21,493	523	22,016
Interest income	8,217	8,993	17,210
Financial cost	(959)	-	(959)
others, net	(292)	(1,857)	(2,149)
Loss before income taxes and share of loss of affiliates	(460,651)	(40,453)	(501,104)
Income tax expense	3,151	(16,677)	(13,526)
Share of loss of affiliates	(1,218)	-	(1,218)
Net loss	(458,718)	(57,130)	(515,848)

	Year ended June 30, 2023
	Insurance Agency	Wealth Management	Consolidated
	RMB	RMB	RMB
Total revenues	-	114,440	114,440
Operating costs and expenses:
Cost of revenues	-	(16,136)	(16,136)
Payroll expense and employee benefit expenses	-	(98,618)	(98,618)
Amortization expense		(848)	(848)
Rental expense		(10,510)	(10,510)
Others operating expenses	-	(47,132)	(47,132)
Total operating costs and expenses	-	(173,244)	(173,244)
Operating loss	-	(58,804)	(58,804)

Investment income	-	13,561	13,561
Interest income	-	8,591	8,591
others, net	-	1,660	1,660
Loss before income taxes and share of loss of affiliates	-	(34,992)	(34,992)
Income tax benefit (expense)	-	(8,585)	(8,585)
Net loss	-	(43,577)	(43,577)

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(27)	Subsequent event

(i) Private Placement

On July 3, 2025, the Company entered into a definitive share purchase agreement (the “Agreement”) for a private placement with certain investors. Pursuant to the Agreement, the Company agreed to issue and sell to the investors (i) an aggregate of 10,000,000 Class A ordinary shares, par value US$0.09 per share, of the Company, at a purchase price of $2.08 per Class A ordinary share and (ii) warrants to purchase up to 20,000,000 additional Class A ordinary shares of the Company. The transaction is expected to generate approximately US$21,000 in gross proceeds from the Share Issuance. The exercise price of the warrants is structured in two tranches: 50% of the warrants are exercisable at 200% of the Per Share Purchase Price, with the remaining 50% exercisable at 250%. The Issuance was completed on July 18, 2025.

(ii) Acquisition of Carve Group Ltd

On July 28, 2025, the Company entered into a transaction agreement with Carve Group Ltd (the “Target Company”), Golden Brighter Limited (“GBL”), WJ Management Limited (“WJM”) and Union Chief Limited (“UCL”), the existing shareholders holding 100% equity securities of the Target Company (collectively the “Sellers”). The strategic acquisition of 100% equity interests in Target Company was formally consummated on August 27, 2025. The Company has acquired all equity interests in the Target Company from Sellers. As consideration, the Company issued an aggregate of 195,894,609 Class A ordinary shares with a par value of US$0.09 per share (the “Consideration Shares”), at an issue price of US$1.50 per share.

Through this acquisition, the Company indirectly holds full ownership of the Target Company’s subsidiaries, Zhongshen Resources Development (Liaoning) Co., Ltd. and Glyken Bird Nest Technology (Shenzhen) Co., Ltd. This transaction enables the Company to integrate traditional wellness resources with modern biotechnology, supporting its strategic expansion into the healthcare and wellness sector.

(iii) Acquisition of Real Prospect Limited

On July 18, 2025, the Company entered into a transaction agreement with Real Prospect Limited (the “Target Company”), Ace Long Limited (“ALL”) and Arts Wing Limited (“AWL”), the existing shareholders holding 100% equity securities of the Target Company (collectively the “Sellers”). The strategic acquisition of 100% equity interests in Target Company was formally consummated on October 28, 2025. The Company has acquired all equity interests in the Target Company from Sellers. As consideration, the Company issued an aggregate of 98,002,174 Class A ordinary shares with a par value of US$0.09 per share (the “Consideration Shares”), at an issue price of US$1.50 per share.

Following the acquisition, the Company will hold full ownership of the Target Company’s subsidiaries, including Qingdao Youdian New Energy Technology Co., Ltd., and a 49% equity interest in Qingdao Huiju Laixi Intelligent Technology Co., Ltd. The Target Group Companies specialize in smart-technology solutions, including mobile EV-charging robots, modular residential energy-storage systems, and fully automated unmanned car-wash equipment. This acquisition is expected to support the Company’s strategic expansion into new-energy technologies and intelligent services.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(27)	Subsequent event (continued)

(iv) Disposal of Puyi Group Limited

On September 26, 2025, the Company entered into a Shares Sales and Purchases Agreement (the “Agreement”) with Echoes Group Ltd (“Echoes Group” or the “Buyer”). Pursuant to the Agreement, the Company will transfer 100% of the equity interests in its wholly-owned subsidiary, Puyi Group Limited (“Puyi Group”), together with all equity interests in subsidiaries directly or contractually controlled by Puyi Group. The transaction is cash-based, with a total consideration of RMB70,000, and does not constitute a related-party transaction.

The transaction was completed by the end of September 2025 and since then, the Group has ceased all fund product distribution operations.

(v) Subsidiary’s Private Placement

On July 7, 2025, our subsidiary AIFU entered into a definitive share purchase agreement (the “Agreement”) with certain investors, pursuant to which the investors have agreed to subscribe for, and the Company has agreed to issue and sell to the investors, (i) an aggregate of 10,000,000 Class A ordinary shares, par value US$0.4 per share, of the Company, at a price of $3.156 per share (the “Per Share Purchase Price”) (the “Share Issuance”), and (ii) a warrant to purchase up to 20,000,000 additional Class A ordinary shares of the Company. 50% of the warrant will be exercisable at 200% of the Per Share Purchase Price, with the remaining 50% exercisable at 250%.

Following the Share Issuance on July 23, 2025, the Company beneficially owns 367,774 Class A ordinary shares and 1,275,000 Class B ordinary shares of AIFU, representing 10.35% of the total issued and outstanding ordinary shares, and 48.55% of the aggregate voting power of AIFU.

MAASE INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Balance Sheets

(In thousands, except for shares and per share data)

	As of June 30,
	2024	2025	2025
	RMB	RMB	US$

ASSETS:
Current assets:
Cash and cash equivalents	11,792	243	34
Short term investments	-	4,255	594
Other receivables	-	29,436	4,109
Other current assets	-	430	60
Amounts due from subsidiaries	1,210	928	130
Total current assets	13,002	35,292	4,927
Investments in subsidiaries	1,318,077	664,105	92,705
Total assets	1,331,079	699,397	97,632

LIABILITIES AND EQUITY:
LIABILITIES:
Current liabilities:
Accrued payroll	163	4,956	692
Amounts due from subsidiaries	-	10,415	1,454
Total current liabilities	163	15,371	2,146
Total liabilities	163	15,371	2,146

Mezzanine equity	45,794	47,935	6,691
EQUITY:
Class A ordinary shares (Authorized shares:40,000,000 at US$0.09 each; issued 4,162,059 and 9,273,208 shares, of which 4,117,242 and 9,228,398 shares were outstanding as of June 30, 2024 and 2025, respectively)*	2,617	5,973	833
Class B Ordinary shares (Authorized shares:10,000,000 at US$0.09 each; issued and outstanding nil and 6,666,668 shares as of June 30, 2024 and 2025, respectively)	-	4,379	612
Treasury stock	(29)	(29)	(4)
Additional paid-in capital	1,583,017	1,125,933	157,174
Retained earnings	(298,190)	(494,153)	(68,981)
Accumulated other comprehensive income	(2,293)	(6,012)	(839)
Total equity	1,285,122	636,091	88,795
Total liabilities, mezzanine equity and equity	1,331,079	699,397	97,632

MAASE INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY - (continued)

Statements of Operations and Comprehensive Loss

(In thousands)

	Years ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$

General and administrative expenses	(2,084)	(5,759)	(7,292)	(1,018)
Other income, net	286	681	(14,598)	(2,038)
Equity in loss of subsidiaries	(41,771)	(284,592)	(174,073)	(24,300)
Loss before income taxes	(43,569)	(289,670)	(195,963)	(27,356)
Income tax expense	(8)	-	-	-
Net loss	(43,577)	(289,670)	(195,963)	(27,356)
Other comprehensive income, net of tax: Foreign currency translation adjustments	560	(2,460)	(3,718)	(519)
Total Comprehensive loss	(43,017)	(292,130)	(199,681)	(27,875)

MAASE INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY - (continued)

 Statements of Cash Flows

(In thousands)

	Year Ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cash flow from operating activities:
Net loss	(43,577)	(289,670)	(195,963)	(27,356)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in earnings of subsidiaries and an affiliate	41,791	284,592	174,073	24,300
Compensation expenses associated with stock options	-	-	1,371	191
Other non-cash adjustments	-	6	(16)	(2)
Changes in operating assets and liabilities:	-	-	-	-
Other receivables and other current asset	(731)	(401)	(432)	(60)
Other payables and accrued expense	(218)	163	15,207	2,123
Net cash used in operating activities	(2,735)	(5,310)	(5,760)	(804)
Cash flows from investing activities:
Purchase of short term investment	-	-	(4,155)	(580)
Payment for purchase of addition shares of subsidiary			(7,516)	(1,049)
Proceed from sales of shares of a subsidiary			3,643	509
Capital contribution to a subsidiary	(6,952)	-	(719)	(100)
Net cash used in investing activities	(6,952)	-	(8,747)	(1,220)
Cash flows from financing activities:
Proceeds on exercise of stock options	-	44,968	-	-
Proceeds of issuance of ordinary shares	-	-	3,001	419
Payment for purchase of non-controlling interests	-	(20,623)	-	-
Payment for repurchase of ordinary shares	-	(10,028)	-	-
Net cash generated from financing activities	-	14,317	3,001	419
Net (decrease) increase in cash and cash equivalents	(9,687)	9,007	(11,506)	(1,605)
Cash and cash equivalents and restricted cash at beginning of year	11,732	2,605	11,792	1,646
Effect of exchange rate changes on cash and cash equivalents	560	180	(43)	(6)
Cash and cash equivalents and restricted cash at the end of the year	2,605	11,792	243	35

MAASE INC.

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

As of June 30, 2025, RMB1,717,031 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended June 30, 2023, 2024 and 2025.

As of June 30, 2025, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Company except for those which have been separately disclosed in the consolidated financial statements, if any.

Basis of preparation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group as of June 30, 2024 and 2025 and the years ended 2023, 2024 and 2025.