Form 20-F
period 2026-06-30
Maase Inc.
filed 2026-10-26
CIK 1750264

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended June 30, 2026

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

Building 48, Zhixin Manufacturing Valley Industrial Park

No. 52 Yangzhou Road, Economic Development Zone, Laixi, Qingdao

Shandong Province, People’s Republic of China, 266000

Tel: +86-532-66030885

(Address of principal executive offices)

Min Zhou, Chief Executive Officer

Building 48, Zhixin Manufacturing Valley Industrial Park

No. 52 Yangzhou Road, Economic Development Zone, Laixi, Qingdao

Shandong Province, People’s Republic of China, 266000

Tel: +86-532-66030885

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

442,175,578 ordinary shares issued and outstanding, par value $0.09 per share, as of June 30, 2026, consisting of 435,508,910 Class A ordinary shares and 6,666,668 Class B ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADS(s)” refers to the American depositary share(s). On June 23, 2025, we implemented a substitution listing whereby all ADSs were exchanged into our company’s Class A ordinary shares, and our ADR facility was terminated;

●	“AIFU” refers to AIFU Inc., a leading technology-driven financial service provider in China, which was formerly controlled by the Company. As of the date of this annual report, the Company no longer holds controlling interests in AIFU;

●	“AIFU Former VIEs” refer to Shenzhen Xinbao Investment Management Co., Ltd., or Xinbao Investment (深圳新保投资管理有限公司), Fanhua RONS (Beijing) Technologies Co., Ltd., or RONS Technologies (泛华榕数（北京）科技有限公司) and their respective subsidiaries, all of which have been transferred to BGM Group Ltd. (“BGM”) in a share exchange transaction with BGM on December 27, 2024;

●	“Carve” refers to Carve Group Ltd.;

●	“Carve Group” refers to Carve and its subsidiaries, including Yunshang Management Company Limited, Shenzhen Hillstar Management Consulting Co., Ltd., Zhongshen Resources Development (Liaoning) Co., Ltd., a premium wild ginseng resource holder, and Glyken Bird Nest Technology (Shenzhen) Co., Ltd., (“Glyken”), a pioneering bird’s nest company specializing in extraction of small molecular bird’s nest peptides using physical heating separation method and manufacturing and selling bird’s nest peptides, and their respective subsidiaries;

●	“China” or the “PRC” refers to the People’s Republic of China, including the special administrative region of Hong Kong and the special administrative region of Macau (“Hong Kong” and “Macau”, respectively), for purpose of this annual report only; and only when this annual report refers to specific laws and regulations adopted by the PRC, reference to “China” or the “PRC” excludes Taiwan, Hong Kong and Macao. Unless the context otherwise indicates, the legal and operational risks associated with operating in China discussed in this annual report also apply to any operations we may now or in the future carry out in Hong Kong or Macao;

●	“Class A Ordinary Shares” refers to the Class A ordinary shares of the Company, par value of $0.09 per share with one vote for each share;

●	“Class B Ordinary Shares” refers to the Class B ordinary shares of the Company, par value of $0.09 per share with one hundred votes for each share;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“Huazhi Contractual Agreements” refers to a series of contractual agreements, including a call option agreement, an exclusive business cooperation agreement, equity pledge agreements, and a shareholder power of attorney, which were entered into by and among Huazhi Future, Shenzhen Huazhixing Management Consulting Co. Ltd. (“Shenzhen Huazhixing”) and shareholders of Huazhi Future;

●	“Huazhi VIE” or “Huazhi Future” refers to Huazhi Future (Chongqing) Technology Co., Ltd., a company incorporated under the laws of PRC;

●	“Huazhi VIEs” or “Huazhi Group” refers to Huazhi Future and its subsidiaries;

●	“Puyi former VIEs” refer to Chengdu Puyi Bohui Information Technology Co., Ltd., or Puyi Bohui (成都普益博汇信息技术有限公司) and its respective subsidiaries, all of which have been disposed of in September 2025;

●	“Real Prospect” refers to Real Prospect Limited, which indirectly holds 100% equity interests of Qingdao Maisi Intelligent Technology Co., Ltd.;

●	“Real Prospect Group” refers to Real Prospect and its subsidiaries, including Shenzhen Guibao Intelligent Management Co., Ltd., and Qingdao Maisi Intelligent Technology Co., Ltd.;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“shares”, “Shares” or “Ordinary Shares” refers to the Class A Ordinary Shares and Class B Ordinary Shares;

ii

●	“US$,” “$” or “U.S. dollars” refers to the legal currency of the United States;

●	“we”, “us,” “Maase” or the “Company” refers to Maase Inc., and when describing the financial results of Maase Inc., also includes its subsidiaries; and

Our reporting currency is Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.7851 to US$1.00, the exchange rate on June 30, 2026 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

An investment in our Class A Ordinary Shares involves significant risks. Investors in our Class A Ordinary Shares are not purchasing equity securities of our subsidiaries and VIE and VIE’s subsidiaries that have substantive business operations in China and elsewhere, but instead are purchasing equity securities of a Cayman Islands holding company. Maase Inc. is a Cayman Islands holding company that conducts all of its operations through its subsidiaries and VIE and VIE’s subsidiaries located in China and elsewhere. Such structure involves unique risks to investors in our Class A Ordinary Shares.

As a China-based company incorporated in the Cayman Islands, we face various legal and operational risks and uncertainties related to being based in and having a significant portion of our operations in China. The PRC regulatory authorities have significant oversight and discretion over the conduct of our business and may influence our operations as they deem appropriate to further economic, regulatory, political and societal goals. The PRC regulatory authorities have published new policies that affected certain industries with respect to matters such as cybersecurity, data privacy, antitrust and competition, foreign investments, and overseas listings, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC regulatory authority has recently issued new laws and regulations to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC regulatory authority, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

You should consider carefully all of the information in this annual report, including the risks and uncertainties described below, before making an investment in our Class A Ordinary Shares.

Risks Related to Our Business and Industry

We are subject to risks and uncertainties related to our business and industry, including but not limited to the following:

●	We may not be able to compete successfully or implement our growth strategies, which could materially and adversely affect our business, financial condition and results of operations.

●	Our revenues and operating results can fluctuate from period to period, which could cause the price of our Class A Ordinary Shares to fluctuate.

●	If we do not successfully develop, commercialize and distribute our products and services, or if our operations or logistics are disrupted, our business may suffer.

●	Our newly acquired businesses have limited operating histories and are subject to significant uncertainties, which may make it difficult for us to evaluate their prospects and could materially and adversely affect our business.

●	Our computing power and algorithm solutions service currently relies heavily on third-party computing resource suppliers and does not currently own computing infrastructure, which may limit our operational control and adversely affect our business.

●	We have not secured definitive financing for the proposed Stars Distributed Intelligent Computing Center Project under our computing power and algorithm solutions service, and the significant capital expenditures required for such project may increase our financial and operational risks.

●	The operation of the computing sites comprising the Stars Distributed Intelligent Computing Center Project will expose us to risks associated with data center and computing infrastructure operations, which could materially and adversely affect our computing power and algorithm solutions service.

●	Litigation or legal proceedings could expose us to significant liabilities and have a negative effect on our reputation.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including but not limited to the following:

●	We rely on the Huazhi Contractual Agreements with Huazhi Future and its shareholders for purposes of consolidating Huazhi Future and its subsidiaries as VIEs under U.S. GAAP, which may not be as effective as direct equity ownership and could materially and adversely affect our business.

●	The Huazhi Contractual Agreements and any other arrangements and transactions among related parties that we currently have or will have in future, may be subject to scrutiny by the PRC tax authorities, which may determine that we owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

●	Our principal shareholder has substantial influence over our group and their interests may not be aligned with the interests of our other shareholders.

Risks Related to Doing Business in China

We face risks and uncertainties related to doing business in China in general, including but not limited to the following:

●	The approval of and filing with the China Security Regulation Commission (“CSRC”) or other PRC government authorities may be required in connection with our future offshore offerings, capital raising activities and acquisitions or other trading arrangements of domestic enterprises conducted by China-based issuers. We must file with the CSRC within three business days after the issuance, and also may be required to go through cybersecurity review under the new laws and regulations of mainland China if authorities identifying us as a critical information infrastructure operator or requiring us to go through review by the Cyberspace Administration of China (“CAC”), which remains unclear. And, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other regulatory procedures.

●	Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

●	Fluctuations in exchange rates may have a material adverse effect on your investment.

●	Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect our operations and the value of your investment.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and filing requirements for overseas securities offering by offshore special purpose companies established by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

●	We may rely principally on dividends and other distributions from our PRC subsidiaries and payments under the Huazhi Contractual Agreements to fund our cash and financing requirements. Any limitation on such payments could materially and adversely affect our ability to fund and conduct our business.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offshore cash we may have to make loans to our PRC subsidiaries or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Any failure to comply with PRC regulations regarding the registration and other requirements for share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Risks Related to Our Class A Ordinary Shares

We are subject to risks and uncertainties related to our Class A Ordinary Shares, including but not limited to the following:

●	We may be unable to comply with the applicable continued listing requirements of Nasdaq.
●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our Class A Ordinary Shares.
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

●	The market price for our Class A Ordinary Shares will continue to be volatile.
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

Risks Related to Our Business and Industry

We may not be able to compete successfully or implement our growth strategies, which could materially and adversely affect our business, financial condition and results of operations.

Our industries are highly competitive and subject to rapidly changing consumer preferences, technological developments and market conditions. Many of our current and potential competitors have longer operating histories, greater brand recognition, broader customer bases, more established distribution networks, and significantly greater financial, marketing and technical resources than we do.

Our future success depends, largely, on our ability to implement our growth strategies effectively, including, developing and commercializing smart technology and new energy solutions following our acquisition of Real Prospect Group and developing our computing power and algorithm solutions services following our acquisition of Huazhi Group and expanding our health and wellness product offerings following our acquisition of Carve Group.

With respect to our smart technology and new energy solutions business by Real Prospect Group, our growth strategy involves operating and expanding electric vehicle charging services as well as expanding sale of charging equipment, including mobile charging robots, fixed charging piles and modular residential energy storage systems. The sale of charging equipment requires us to manage different operational, manufacturing, inventory, pricing and working capital requirements than service-based operations. Our ability to execute this strategy depends on factors such as technological performance, market acceptance, infrastructure availability, third-party cooperation, and our ability to compete with other charging service providers and equipment manufacturers.

With respect to the computing power and algorithm solutions services provided by Huazhi Group, our growth strategy includes the planned implementation of the Stars Distributed Intelligent Computing Center Project, which contemplates the development of distributed intelligent computing infrastructure at multiple sites. On August 18, 2026, we entered into an investment cooperation memorandum with the People’s Government of Chongqing, in connection with a proposed 4,000P computing power project. Separately, discussions regarding another proposed site are also ongoing. The implementation of computing center projects would require us to manage substantial capital expenditures, financing arrangements, and ongoing operational and capacity utilization. Our ability to execute this strategy depends on factors such as the availability of financing on commercially reasonable terms, regulatory compliance, construction and technical integration progress, market demand for computing services, and our ability to compete with other computing infrastructure operators and service providers.

With respect to our health and wellness product business by Carve Group, our growth strategy involves developing and commercializing traditional health and wellness products, including bird’s nest based products, while also advancing herbal medicine and ginseng related resource operations. Our ability to expand these businesses depends on, among other things, our ability to identify and respond to consumer trends, develop and launch new products, ensure stable sourcing of raw materials, comply with applicable regulatory requirements, establish effective distribution arrangements, and compete with other health and wellness brands. As a multi-product and early stage business, our health and wellness product business faces increased complexity and uncertainty regarding consumer demand, pricing, product acceptance and cost control.

We may fail to implement these growth strategies successfully and timely. If we are unable to identify and capture new customers, expand sales and distribution channels, commercialize new products or services, or effectively compete in our target markets, we may not be able to grow our revenues or improve our operating results. Any failure to execute our growth strategies, or any investment in growth initiatives that ultimately proves unsuccessful, could materially and adversely affect our business, financial condition and results of operations.

Our revenues and operating results can fluctuate from period to period, which could cause the price of our Class A Ordinary Shares to fluctuate.

Our revenues and operating results have fluctuated in the past and may fluctuate significantly from period to period in the future due to a variety of factors, many of which are beyond our control. During the past fiscal year, we substantially transformed our business through the acquisitions of Carve Group, Real Prospect Group, Oriental Grove and Huazhi Group, the divestiture of our wealth management services business, and the deconsolidation of AIFU and its insurance agency services following the AIFU Reorganization. These transactions have materially changed our business mix, sources of revenue and cost structure and have reduced the comparability of our results across reporting periods.

Factors that may contribute to fluctuations in our revenues and operating results include:

•	the timing of our acquisitions, dispositions and other strategic transactions, including the periods during which the results of acquired or disposed businesses are included in our consolidated financial statements;

•	our ability to successfully integrate our acquired businesses, realize anticipated synergies and effectively allocate management, financial and operational resources among businesses operating in different industries and at different stages of development;

•	the level of market acceptance, commercialization and operating success achieved by each of our business lines, and resulting changes in our business and revenue mix;

•	fluctuations in demand for computing power services, servers, graphics processing units and other high-performance computing components, as well as changes in the availability, procurement costs and selling prices of such equipment and components;

•	our ability to source, deploy and maintain adequate computing capacity, achieve satisfactory utilization of computing resources and effectively manage the planning and development of computing infrastructure projects, including the Stars Distributed Intelligent Computing Center Project;

•	the performance, reliability, regulatory compliance and market acceptance of LingYanMiaoYu and our other AI models, algorithms and industry application solutions, as well as our ability to continue developing, fine-tuning and adapting these technologies for customer-specific and industry-specific applications;

•	the timing and volume of sales of mobile energy storage charging robots, fixed charging piles and other charging and energy-storage equipment, which may involve relatively large and irregular orders;

•	the utilization of our mobile and fixed charging equipment, the volume of charging services provided, electricity and equipment costs, the availability and suitability of deployment locations, and the terms of our leasing, service, operational cooperation and revenue-sharing arrangements;

•	our ability to complete the development, testing and commercialization of products and technologies that are currently at an early stage, including fixed energy storage systems, lithium-based power supply products and vehicle-to-vehicle charging products;

•	fluctuations in demand for our health and wellness products, changes in consumer preferences and the effectiveness of our online, offline and channel-partner sales and marketing activities;

•	our ability to manage inventory, including the risk of inventory obsolescence, deterioration, impairment or an inability to commercialize inventory on anticipated terms or within anticipated time periods;

•	our dependence on, and any significant changes in our relationships with, key customers, suppliers, technology partners, site operators, energy companies, channel partners and other business counterparties;

•	fluctuations in the prices and availability of electricity, batteries, servers, GPUs, natural ingredients and other materials, products and resources used in or sold through our businesses;

•	expenses associated with the operation and expansion of our newly acquired businesses, including research and development, personnel, infrastructure, sales and marketing, regulatory compliance and integration expenses, which may be incurred before or without corresponding increases in revenue;

•	impairment charges, fair-value adjustments or other accounting effects relating to acquired assets, goodwill, intangible assets, investments, inventories or businesses that do not perform as anticipated;

•	competitive developments, technological changes and the introduction of new products, services or business models by our competitors; and

•	changes in laws, regulations or regulatory policies applicable to AI technologies and services, algorithms, data and cybersecurity, computing infrastructure, electric vehicle charging, energy storage, health and wellness products, food products, natural resources and our other products and services.

Several of our current businesses are at an early stage of development, commercialization or transition and have limited operating histories under our ownership. Certain products and projects have not generated material revenue, and some may require substantial additional investment, development, testing, regulatory compliance efforts and market validation before achieving commercial scale, if ever. In addition, revenue from hardware sales, infrastructure projects and customized AI solutions may be concentrated in a limited number of transactions or customers and may not recur at comparable levels in subsequent periods.

As a result of these and other factors, our results for any prior interim or annual period, particularly periods preceding our acquisitions, dispositions and changes in consolidation, may not be comparable to our results for subsequent periods and should not be relied upon as an indication of our future revenues, operating results or financial condition. If our revenues or operating results fall below the expectations of investors or securities analysts, the trading price of our Class A Ordinary Shares could decline.

If we do not successfully develop, commercialize and distribute our products and services, or if our operations or logistics are disrupted, our business may suffer.

Our success depends in part on our ability to continually develop, commercialize and distribute products and services that meet evolving customer demands in smart technology, computer power and algorithm solutions and health and wellness markets. Consumer preferences in these markets change frequently, and our ability to respond to such changes through timely product development and service enhancement is critical to our growth. New product introductions involve risks, including the possibility that products may not achieve market acceptance, may not be launched on a timely basis, or may fail to meet quality, cost or regulatory requirements. If we are unable to commercialize new or existing products successfully, our revenues may not grow as expected, or may decline. In our smart technology and new energy business, we rely on the effective operation and deployment of charging services and charging equipment. Our operations depend on the availability of suitable sites, infrastructure connectivity, equipment performance, maintenance capabilities, and third-party service providers. Any failure of equipment, disruption in operations, delay in deployment, or inability to efficiently manage logistics, inventory or fulfillment could adversely affect customer satisfaction and revenue generation.

In addition, our operations may be vulnerable to disruptions caused by factors beyond our control, including supply chain interruptions, natural or man-made disasters, public health events, labor disputes, system failures or transportation and logistics issues. Such disruptions could delay product deliveries, interrupt service operations, increase costs, or damage our reputation. If we are unable to successfully develop and commercialize our products and services, efficiently operate and scale our logistics and fulfillment capabilities, or mitigate the impact of operational disruptions, our business, financial condition and results of operations could be materially and adversely affected.

Our newly acquired businesses have limited operating histories and are subject to significant uncertainties, which may make it difficult for us to evaluate their prospects and could materially and adversely affect our business.

Our recently acquired businesses operate in industries in which we have limited historical operating experience, and certain of these businesses have operated for only a relatively short period of time in their current form or business focus.

Because of the limited operating histories of these newly acquired businesses in their current forms, there is limited historical information available to evaluate their performance, growth trajectory, cost structure, customer adoption, pricing dynamics or long-term profitability. These businesses may require additional time and resources to establish stable operations, optimize products and services, and achieve sustainable revenue growth. Accordingly, our expectations regarding the future performance of these businesses may not be realized, and we may experience losses, volatility in results of operations or delays in achieving profitability. Any failure of these businesses to develop as anticipated could materially and adversely affect our business, financial condition and results of operations.

We may not be able to successfully integrate and manage our newly acquired businesses, which could divert management attention and adversely affect our operations.

We acquired Carve Group and Real Prospect Group in 2025 and Huazhi Group in 2026 as part of our strategic transition into new operating segments. As a result, these businesses have limited operating histories under our direction and, in certain respects, limited operating histories in their current form. Carve Group’s health and wellness product business remains at an early stage of commercialization. Real Prospect Group is undergoing a major business expansion from a pure service based model to one that includes the sale of charging equipment. Huazhi Group is also undergoing business transition responding to market conditions and management decisions.

Because these businesses are in early stages of development or transition, their historical results may not be indicative of future performance. We face uncertainty in forecasting revenues, costs, cash flows and profitability, and we may not be able to accurately assess the long-term prospects of these businesses. If these acquired businesses do not perform as expected, our consolidated results of operations and financial condition could be materially and adversely affected.

We intend to grow through acquisitions or joint ventures and we may not successfully integrate, operate or realize the anticipated benefits of such business combinations.

As part of our strategic initiatives, we intend to continue pursuing acquisitions or joint ventures. Our future acquisition strategy will be based on identifying and acquiring brands with products that complement our existing products and identifying and acquiring brands in new categories and new geographies for the purpose of expanding our platform of health and wellness products and the smart technology and new energy solutions sectors. Although we regularly evaluate multiple acquisition candidates, we cannot be certain that we will be able to successfully identify suitable acquisition candidates, negotiate acquisitions of identified candidates on favorable terms, or integrate acquisitions that we complete.

Acquisitions involve numerous risks and uncertainties, including intense competition from other potential acquirers, which could increase target prices and/or materially and adversely affect our ability to consummate deals on favorable terms, the potential unavailability of financial resources necessary to consummate acquisitions, the risk that we improperly value and price a target, the potential inability to identify all of the risks and liabilities inherent in a target company or assets notwithstanding our diligence efforts, the diversion of management’s attention from the day-to-day operations of our business and additional strain on our existing personnel, increased leverage resulting from the additional debt financing that may be required to complete an acquisition, dilution of our net current book value per share if we issue additional equity securities to finance an acquisition, difficulties in identifying suitable acquisition targets or in completing any transactions identified on sufficiently favorable terms and the need to obtain regulatory or other governmental approvals that may be necessary to complete acquisitions.

Any future acquisitions may pose risks associated with entry into new geographic markets, and our current markets, distribution channels, lines of business or product categories, where we may not have significant prior experience and where we may not be as successful or profitable as we are in businesses and geographic regions where we have greater familiarity and brand recognition. Potential acquisitions may entail significant transaction costs and require a significant amount of management time and distraction from our core business, even where we are unable to consummate or decide not to pursue a particular transaction.

In addition to the risks above, even when acquisitions are completed, integration of acquired entities can involve significant difficulties. These difficulties include failure to achieve financial or operating objectives with respect to an acquisition, systems, operational and managerial controls and procedures, the need to modify systems or to add management resources, difficulties in the integration and retention of consumers or personnel and the integration and effective deployment of operations or technologies, amortization of acquired assets (which would reduce future reported earnings), possible adverse short-term effects on cash flows or operating results, integrating personnel with diverse backgrounds and organizational cultures, coordinating sales and marketing functions and failure to obtain and retain key personnel of an acquired business. Failure to manage these acquisition growth risks could have an adverse effect on our business.

Our computing power and algorithm solutions service currently relies heavily on third-party computing resource suppliers and does not currently own computing infrastructure, which may limit our operational control and adversely affect our business.

Our computing power and algorithm solutions service currently operates under a light-asset model, aggregating computing capacity from third-party suppliers and computing centers to provide services to government and enterprise customers. We currently do not own or operate data centers or computing infrastructure. As a result, our ability to deliver computing services depends on the continued availability, pricing, performance, and reliability of external computing resource providers.

Although we have proposed the Stars Distributed Intelligent Computing Center Project as part of our growth strategy, this initiative remains in the planning stage and has not been implemented as of the date of this annual report. Accordingly, we do not currently generate revenue from self-owned computing infrastructure, and there can be no assurance that such project will be completed or will materially reduce our reliance on third-party suppliers.

We do not control the operation, maintenance, capacity allocation, or pricing policies of third-party computing resource suppliers. If such suppliers reduce available capacity, increase prices, experience operational failures, fail to meet performance standards, terminate cooperation arrangements, or prioritize other customers, we may be unable to secure sufficient computing resources on commercially reasonable terms or at all. Increased market demand for high-performance computing resources may further intensify competition for supply and increase procurement costs.

Because we do not currently own the underlying computing infrastructure, we may have limited ability to control long-term cost structures, ensure stable capacity, optimize operational efficiencies, or differentiate our services based on proprietary assets. If we experience disruptions in computing resource supply, significant cost increases, service quality issues, or competitive disadvantages resulting from our lack of self-owned infrastructure, our ability to fulfill customer obligations and maintain margins could be materially and adversely affected, which in turn could adversely affect our consolidated financial condition and results of operations.

We have not secured definitive financing for the proposed Stars Distributed Intelligent Computing Center Project under our computing power and algorithm solutions service, and the significant capital expenditures required for such project may increase our financial and operational risks.

Stars Distributed Intelligent Computing Center Project is part of the growth strategy of our computing power and algorithm solutions service, which contemplates the development of distributed intelligent computing infrastructure at multiple sites. On August 18, 2026, we entered into an investment cooperation memorandum with the People’s Government of Chongqing, in connection with a proposed 4,000P computing power project. Separately, discussions regarding another proposed site are ongoing. However, this initiative remains in the planning stage and has not been implemented as of the date of this filing. We are in discussions with certain counterparties in connection with the proposed development of the local computing center projects. These discussions include a proposed power supply arrangement with an energy enterprise under which electricity would be supplied at market-based pricing, as well as a proposed agreement with local government that is expected to provide certain incentives, including potential tax benefits, land-use support and other preferential policies. As of the date of this annual report, these arrangements have not been finalized and no binding agreements have been executed.

In addition, the financing structure for Shizhu project has not been finalized, and no binding equity or debt financing agreements have been executed. We currently expect that financing for the Shizhu project may be arranged at the project company level through a combination of equity investment and debt financing from external investors. If financing is obtained, such arrangements may require pledging of project assets, including computing equipment or related infrastructure, granting of security interests, provision of guarantees, or acceptance of restrictive covenants. These terms could increase our leverage, restrict our operational flexibility, require dedication of cash flows to debt service, or otherwise adversely affect our liquidity and financial condition. If financing is not obtained on acceptable terms, or at all, we may delay, scale back, or terminate the Shizhu project or the broader project.

In addition, the development of computing centers under the proposed Stars Distributed Intelligent Computing Center Project would require significant upfront capital expenditures and such expenditures would be incurred prior to the generation of revenue from these facilities. The project may also be subject to construction delays, cost overruns, equipment delivery delays, technical integration challenges, lower-than-expected utilization rates, or changes in market demand for computing services. If actual costs exceed our expectations, if revenue generation is delayed, or if utilization rates are lower than anticipated, our financial condition and results of operations could be materially and adversely affected.

The operation of the computing sites comprising the Stars Distributed Intelligent Computing Center Project will expose us to risks associated with data center and computing infrastructure operations, which could materially and adversely affect our computing power and algorithm solutions service.

The Stars Distributed Intelligent Computing Center Project will consist of multiple distributed computing sites. The operation of these computing sites will subject us to risks inherent in data center and computing infrastructure operations, including fire, power outages, telecommunications or network disruptions, liquid leakage from cooling or other systems, chip corrosion, equipment failure and other accidents or system malfunctions. Any such incident at one or more sites could result in damage to servers, chips and other critical equipment, loss of computing capacity, data loss, service interruptions and increased costs for repair or replacement.

The computing equipment and chips deployed in our facilities are sensitive to environmental conditions, including temperature, humidity and exposure to liquids or contaminants. Any failure of our cooling systems, electrical systems, network connectivity or environmental controls may impair the performance or lifespan of such equipment. In addition, prolonged power or network disruptions could interrupt our ability to provide computing power and algorithm solutions to customers, potentially resulting in contractual liabilities, customer claims, reputational harm and loss of business.

Although we intend to implement safety management measures, redundancy systems, monitoring mechanisms and insurance coverage, these measures may not be sufficient to prevent or fully mitigate the impact of such incidents. Any significant disruption or damage to the Stars Distributed Intelligent Computing Center Project could materially and adversely affect our computing power and algorithm solutions service, financial condition and results of operations.

Our revenues from smart technology and new energy operations may be subject to variability due to changes in business mix, customer demand and cost structure.

Following the acquisition of Real Prospect Group, our smart technology and new energy operations include electric vehicle charging services and sales of charging equipment, including mobile charging robots and fixed charging piles. These activities involve different revenue models, cost structures and margin profiles. Revenues from charging services may fluctuate based on utilization rates, site availability and customer demand, while revenues from equipment sales may be affected by product acceptance, pricing pressure, inventory management and sales cycles. Changes in the mix of service revenue and product sales could result in variability in our revenues, gross margins and operating results from period to period, making our financial performance more difficult to predict.

Our smart technology and new energy operations depend on our ability to obtain, maintain and enforce intellectual property rights, and any failure to do so could materially and adversely affect our business.

A key part of the value proposition of our smart technology and new energy operations relates to proprietary know-how and technology, including certain charging and charging related system designs and software. However, one of the acquired operating entities has a number of the identified patent applications that are not yet granted and remain unapproved, including patents relating to, among other things, a new energy vehicle charging container system and wireless charging robotics systems. There can be no assurance that these patent applications will be approved on acceptable terms, on a timely basis, or at all, or that any patents that are ultimately issued will provide meaningful protection against competitors or will not be challenged, invalidated or circumvented.

In addition, the acquired business relies on software and platform functionality supported by registered software copyrights, including software related to charging path optimization/navigation, charging duration management platforms, battery health evaluation systems, robot fault warning software, power conversion systems and user demand response software. If we fail to maintain the confidentiality of trade secrets, experience unauthorized disclosure or misappropriation, encounter claims of infringement or misappropriation by third parties, or are unable to secure or maintain rights in key software or technical components, we could be required to redesign products, discontinue certain offerings, incur substantial litigation or licensing costs, or suffer reputational harm. Any of these events could materially and adversely affect our business, financial condition and results of operations.

We may be subject to claims alleging that our smart technology and new energy solutions products or services infringe third-party intellectual property rights, which could be costly and disruptive.

Companies operating in technology intensive sectors frequently face claims alleging infringement of patents, copyrights, trade secrets or other proprietary rights. Even if such claims are without merit, they can be time consuming and expensive to defend and may divert management’s attention and resources. Given that our acquired operations include patent applications and software copyrights and involve technical systems and software implementation, we may be exposed to third-party claims relating to similar technologies, algorithms, control systems, software features or implementations. If we are found to infringe a third party’s intellectual property rights, we could be required to cease manufacturing or sales of certain products or services, pay damages or royalties, enter into costly licensing arrangements, if available at all, or redesign our technologies. Any of these outcomes could materially and adversely affect our business and operating results.

If we are unable to retain our core technical personnel, particularly in our computing power and algorithm solutions business segment, or attract qualified replacements, our business and results of operations could be materially and adversely affected.

The success of our computing power and algorithm solutions business segment, which is operated through Huazhi Group, depends in large part on the continued services of our core technical personnel. These individuals possess specialized expertise and significant institutional knowledge relating to our computing infrastructure, algorithm development, system architecture and product optimization. The loss of any of our core technical personnel could disrupt ongoing projects, delay product development and impair our ability to maintain or enhance our technological capabilities.

Competition for qualified technical personnel is intense in the markets in which we operate, and we may not be able to attract or retain such personnel on commercially reasonable terms, or at all. Although we have entered into employment agreements and confidentiality and non-compete arrangements with certain key employees, these agreements may not be effective in preventing departures or in adequately protecting our proprietary technology and trade secrets.

If we fail to retain our core technical personnel or to timely recruit and integrate suitable replacements, our computing power and algorithm solutions business segment, as well as our overall business, financial condition and results of operations, could be materially and adversely affected.

If we are unable to continue to build and enhance brand recognition for our health and wellness products, demand for our products may be limited and our results of operations may be adversely affected.

The success of our health and wellness product business depends in part on our ability to establish and enhance brand recognition for our products, including bird’s nest based and related wellness products. Consumer purchasing decisions in this category are often influenced by brand perception, trust, perceived quality and awareness of product benefits. As a result, maintaining and strengthening brand recognition is critical to generating and sustaining demand. Our ability to build brand recognition depends on the effectiveness of our marketing strategies, promotional activities, distribution channels and consumer engagement efforts. If we are unable to differentiate our products, effectively communicate their value proposition, or maintain consumer trust, our brand recognition may stagnate or decline. Any failure to enhance or protect our brands could limit demand for our products and materially and adversely affect our business, financial condition and results of operations.

Our sales may be concentrated in a limited number of distribution channels or customer groups, and the loss of, or reduced demand from, such channels or customers could materially adversely affect our business.

Based on the current stage of the operations of Carve Group in our health and wellness product business, sales are conducted through a limited number of channels and customer groups, and we have not yet established a broad, diversified distribution base. As a result, our revenues may be disproportionately dependent on the performance of a relatively small number of channels, distributors or consumer segments. If any of these channels or customer groups reduce purchases, terminate relationships, experience financial difficulty or shift demand to competing products, our revenues could decline materially. In addition, our ability to expand sales may depend on our success in developing additional channels, distributors or retail placements, which may require additional investment and may not be achieved on acceptable terms, or at all.

Our growth may be limited if we are unable to expand distribution, increase product placement or secure additional shelf space or inventory allocation.

Future growth in our health and wellness product business depends in part on our ability to expand distribution, increase product placement and secure additional shelf space or inventory allocation across existing and new sales channels. Expanding distribution may require additional marketing expenditures, promotional incentives, pricing concessions or changes in product packaging and logistics. There can be no assurance that we will be successful in expanding distribution or that any such expansion will result in increased sales. If we are unable to obtain additional shelf space, inventory commitments or favorable placement, our ability to grow revenues may be constrained, even if consumer demand for our products increases.

We must expend resources to maintain consumer awareness of our brands, build brand loyalty and generate interest in our products. Our marketing strategies and channels will evolve and our programs may or may not be successful.

We rely on a range of marketing strategies and channels to promote our products, which may include online marketing, offline promotions, influencer or community based marketing and other initiatives. Consumer preferences and marketing effectiveness may change over time, requiring us to adapt our strategies. In order to remain competitive and expand and keep shelf placement for our products, we may need to increase our marketing and advertising spending to maintain and increase consumer awareness, protect and grow our existing market share or promote new products, which could affect our operating results. Substantial advertising and promotional expenditures may be required to maintain or improve our brand’s market position or to introduce new products to the market, and participants in our industry are increasingly engaging with non-traditional media, including consumer outreach through social media and web-based channels, which may not prove successful. An increase in our marketing and advertising efforts may not maintain our current reputation, or lead to increased brand awareness. There can be no assurance that our marketing programs will be effective or that changes in marketing strategy will result in increased brand recognition or sales. Ineffective marketing expenditures could reduce returns on investment and adversely affect our business and operating results.

Shortages, delays or interruptions in the supply, delivery or distribution of our products could adversely affect our business.

Our operations depend on the reliable sourcing, production, packaging and delivery of products. Disruptions in transportation, logistics, warehousing, distribution networks or third-party service providers could delay product availability, increase costs or result in lost sales. Such disruptions may arise from factors beyond our control, including transportation constraints, labor shortages, natural disasters, public health events, regulatory actions or operational failures by third-party logistics or distribution partners. Any sustained interruption in supply or delivery could materially and adversely affect our business and results of operations.

The cost of raw materials, ingredients, packaging and logistics may be volatile and could increase significantly, which could adversely affect our margins.

The production and distribution of our products require raw materials, ingredients, packaging materials and logistics services, the costs of which may fluctuate due to market conditions, supply-demand dynamics, regulatory changes, transportation costs or other factors. If the cost of raw materials, ingredients, packaging or logistics increases and we are unable to pass such increases on to customers through higher prices or other measures, our margins could decline. Significant cost volatility could also complicate pricing decisions and adversely affect our operating results.

If we are unable to maintain or increase prices for our products, our margins and profitability may decrease.

We rely in part on price increases to offset cost increases and improve the profitability of our business. Our ability to maintain prices or effectively implement price increases may be affected by a number of factors, including competition, effectiveness of our marketing programs, the continuing strength of our brand, market demand and general economic conditions, including inflationary pressures. During challenging economic times, consumers may be less willing or able to pay a price premium for our branded products and may shift purchases to lower-priced or other value offerings, making it more difficult for us to maintain prices and/or effectively implement price increases. In addition, our retail partners and distributors may pressure us to rescind price increases that we have announced or already implemented, whether through a change in list price or increased promotional activity. If we are unable to maintain or increase prices for our products or must increase promotional activity, our margins may be adversely affected. Furthermore, price increases generally result in volume losses, as consumers purchase fewer units. If such losses are greater than expected or if we lose distribution due to a price increase, our business, financial condition and results of operations may be materially and adversely affected.

The success of our health and wellness products depends on consumer acceptance, product quality and regulatory compliance, and failure in any of these areas could materially and adversely affect our business.

A significant portion of our current operations following the acquisition of Carve Group relates to the development, production and sale of traditional health and wellness products, including bird’s nest based products. The market for health and wellness products is sensitive to consumer preferences, perceptions of product efficacy and safety, pricing, branding and regulatory scrutiny. Our products must meet applicable quality standards and regulatory requirements relating to food safety, labeling, advertising and health related claims. Any failure to maintain consistent product quality, any real or perceived safety issue, or any determination by regulatory authorities that our products or marketing practices do not comply with applicable requirements could result in product recalls, enforcement actions, reputational harm, increased compliance costs or restrictions on our ability to sell such products. Any of these events could materially and adversely affect our revenues, results of operations and financial condition.

Our health and wellness product business is dependent on reliable sourcing, processing and supply of raw materials, and disruptions in our supply chain could adversely affect our operations.

Our health and wellness products rely on the sourcing and processing of specific raw materials, including bird’s nest and other natural or herbal inputs. The availability, quality and cost of these raw materials may be affected by factors beyond our control, including environmental conditions, regulatory requirements, supplier capacity, transportation disruptions and changes in market demand. In addition, certain stages of processing and production may depend on third-party manufacturers or service providers. Any disruption in our supply chain, failure by suppliers or processors to meet quality or delivery requirements, or inability to secure alternative sources on acceptable terms could delay production, increase costs or limit our ability to meet customer demand. Such disruptions could materially and adversely affect our business and operating results.

Our herbal resource and ginseng related operations may not generate economic returns and may expose us to asset impairment or ongoing costs without corresponding revenue.

Certain operations acquired as part of Carve Group involve herbal resource and ginseng related assets, which are currently at an early stage of commercialization and subject to long development cycles. As of June 30, 2026, our inventories, consisting primarily of wild ginseng and high-grade tea recorded at their acquisition-date fair value and held as long-term reserves, amounted to RMB2.4 billion, or approximately 49% of our total assets, and goodwill and intangible assets arising from our acquisitions amounted to RMB2.1 billion, or approximately 43% of our total assets. Any impairment of these assets would materially reduce our net assets and results of operations. The economic viability of these operations depends on factors such as cultivation success, yields, processing capabilities, market demand, pricing and regulatory treatment. There can be no assurance that these assets will be successfully commercialized or generate returns sufficient to justify the costs incurred. If these operations fail to achieve commercial viability, we may be required to incur ongoing maintenance or development costs without corresponding revenue or recognize impairment charges, which could materially and adversely affect our financial condition and results of operations.

Our health and wellness products are susceptible to heightened scrutiny regarding advertising, labeling and health related claims, and any perceived or actual inaccuracies could materially harm our brand and results of operations.

Our health and wellness product business includes the sale of bird’s nest products and bird’s nest peptide products and related marketing and consumer education. One product portfolio may include numerous differentiated product lines and peptide products that are marketed with consumer oriented benefit statements, including, for example, anti-aging, youth, health protection positioning. Health and wellness products that are marketed with benefit related messaging are often subject to heightened scrutiny by regulators, platforms and consumers regarding the substantiation and accuracy of advertising, labeling and related claims. If our advertising, promotional materials, product packaging, labeling or influencer messaging is alleged to be misleading, unsubstantiated, exaggerated or otherwise non-compliant, we may face regulatory inquiries or enforcement, platform takedowns, consumer disputes, product returns, reputational damage, and increased compliance costs. Any of these events could materially and adversely affect our revenues, financial condition and results of operations.

Litigation or legal proceedings could expose us to significant liabilities and have a negative effect on our reputation.

From time to time, we may be party to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, potential losses. We may establish reserves, as appropriate based on the information available to management at the time. These assessments and estimates involve a significant amount of management judgment and may differ materially from actual outcomes.

We are engaged in a material arbitration initiated by GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, “Claimants”) before the International Centre for Dispute Resolution (“ICDR”). The Claimants seek damages relating to a Share Purchase Agreement, Registration Rights Agreement and Warrant, all dated April 16, 2024 (the “GEM Agreements”) between us and Claimants, which contemplated a potential equity investment of up to US$1 billion. Subsequently, our Board of Directors considered that the GEM Agreements shall be void due to fraud and resolved to terminate all proposed transactions and cooperation contemplated thereunder. On July 29, 2025, we received notice of a Demand for Arbitration filed by Claimants with the ICDR concerning the GEM Agreements. Pursuant to procedural orders issued by the Sole Arbitrator, the Sole Arbitrator directed the Company to provide partial security for claims in the sum of US$13.5 million either by way of an irrevocable bank guarantee or a cash deposit into escrow arrangement, by November 2026. This security order is procedural and does not constitute a finding of liability against the Company. The parties are currently engaged in the document production and discovery phase of the arbitration, with the evidential hearing scheduled to take place in March 2027. The Company’s management continues to consult with external legal counsel regarding this arbitration and the security order. The arbitration is ongoing, and the final outcome and its associated financial impact on the Company cannot be determined with certainty at this time. See “Item 8. Financial Information – 8.A. Consolidated Statements and Other Financial Information - Legal Proceedings” for more information.

There is an additional risk that potential litigation may lead to adverse publicity, consumer confusion, distrust and additional legal challenges for us. Should we become subject to related or additional unforeseen lawsuits, including claims related to our products, labeling or advertising, which may vary in accordance with state and federal rules and regulations, consumers may avoid purchasing our products or seek alternative products, even if the basis for the claims against us is unfounded.

Any consumer loss of confidence in the truthfulness of our labeling or ingredient claims would be difficult and costly to overcome and may significantly reduce our brand value. For example, publications and other third-party commentary may vary in opinion with respect to our health and wellness products. For instance, customers may have different views on ingredient and nutritional functions of our bird’s nest products. Uncertainty among consumers as to the health and wellness content or the ingredients used in our products, regardless of the cause, may have an adverse effect on our brands, business, results of operations and financial condition.

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

For international projects, we evaluate local regulations, data compliance requirements, energy availability, trade policies and project financing conditions, and conducts necessary commercial, technical and legal reviews before entering into definitive agreements. We will continue to monitor geopolitical developments, trade policies, foreign exchange rates, financing conditions and the availability of critical equipment, and may adjust project timelines and capital deployment accordingly. However, these evaluations, reviews and monitoring measures may not accurately identify, assess or mitigate all relevant risks, and any adjustments we make may be insufficient, ineffective or untimely. Accordingly, our strategies may not achieve their intended objectives, and we may continue to be adversely affected by geopolitical, regulatory, trade, financing and other risks beyond our control.

Our geographic focus makes us particularly vulnerable to economic and other events and trends in the PRC.

We operate in the PRC and, therefore, are particularly susceptible to adverse regulations, economic climate, consumer trends, market fluctuations, including commodity price fluctuations or supply shortages of key ingredients, and other adverse events in the PRC. The concentration of our businesses geographically could present challenges and may increase the likelihood that an adverse event in the PRC would disproportionately materially and adversely affect product sales, financial condition and operating results.

Changes in the legal and regulatory environment could limit our business activities, increase our operating costs, reduce demand for our products or result in litigation.

Elements of our business, including the production, storage, distribution, sale, display, advertising, marketing, labeling, health and safety practices, transportation and use of many of our products, are subject to various laws and regulations administered by authorities and governmental agencies in the PRC, where our products or components thereof, such as packaging, may be made, manufactured or sold. These laws, regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. Such factors may include changes in:

●	food and drug laws;

●	laws related to product labeling;

●	advertising and marketing laws and practices;

●	laws and programs restricting the sale and advertising of certain of our products;

●	laws and programs aimed at reducing, restricting or eliminating ingredients present in certain of our products;

●	laws and programs aimed at discouraging the consumption of products or ingredients or altering the package or portion size of certain of our products;

●	consumer protection and disclosure laws;

●	employment laws;

●	privacy laws;

●	laws regulating the price we may charge for our products; and

●	farming and environmental laws.

Loss of our key executive officers or other personnel, or an inability to attract and retain such management and other personnel, could negatively affect our business.

Our future success depends to a significant degree on the skills, experience and efforts of our key executive officers. The loss of the services of any of these executives could materially and adversely affect our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. Additionally, we also depend on our ability to attract and retain qualified personnel to operate and expand our business. If we fail to attract talented new employees, our business and results of operations could be negatively affected.

Our operations may require significant working capital, and any inability to effectively manage cash flows could materially and adversely affect our business.

The operation and expansion of our businesses require working capital to support ongoing activities, including sourcing and production of health and wellness products, inventory management, marketing and distribution, equipment procurement, deployment, installation and ongoing service operations. In our health and wellness product business, working capital is required to fund raw material sourcing, product processing, inventory build-up, marketing initiatives and distribution activities, often in advance of cash receipts from customers or distributors. In our smart technology and new energy operations, working capital is required to support equipment acquisition and deployment, infrastructure related costs and operating expenses prior to the realization of service revenue or product sales. If customer payment cycles lengthen, demand fluctuates, costs increase, or cash inflows do not align with operating requirements, we may experience liquidity pressure. Any inability to effectively manage working capital, maintain adequate liquidity or obtain additional financing on acceptable terms could constrain our operations, delay growth initiatives or adversely affect our financial condition and results of operations.

We may need additional capital in the future, and it may not be available on acceptable terms or at all.

We have historically relied upon cash generated by our operations and equity financing to fund our operations and strategy. We may need to access the debt and equity capital markets to a greater extent, however, these sources of financing may not be available on acceptable terms, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance, investor sentiment and our ability to incur additional debt in compliance with agreements governing our outstanding debt. These factors may make the timing, amount, terms or conditions of additional financing unattractive to us. If we are unable to generate sufficient funds from operations or raise additional capital, our growth could be impeded.

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

Although we have not been subject to any litigation, pending or threatened, alleging infringement of third-parties’ intellectual property rights. We cannot assure you that such infringement claims will not be asserted against us in the future. Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from, third-parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our client relationships and harm our reputation.

Risks Related to Our Corporate Structure

We rely on Huazhi Contractual Agreements with Huazhi Future and its shareholders for purposes of consolidating Huazhi Future and its subsidiaries as VIEs under U.S. GAAP, which may not be as effective as direct equity ownership and could materially and adversely affect our business.

We do not directly own equity interests in Huazhi Group. Instead, we exercise control over Huazhi Group through the Huazhi Contractual Agreements entered into among us, Huazhi Future, and its shareholders. For accounting purposes and in accordance with U.S. GAAP, we have determined that Huazhi Future is a VIE and that we are its primary beneficiary because we satisfy the conditions for consolidation under ASC Topic 810-10. Accordingly, we consolidate the financial results of Huazhi Group in our consolidated financial statements.

We rely on the Huazhi Contractual Agreements because Huazhi Group holds licenses for value-added telecommunications services (Category II), which are subject to foreign investment restrictions under PRC law. A change in ownership that results in Huazhi Group becoming a foreign-invested enterprise would require cancellation of these licenses. Accordingly, in order to preserve these licenses, we have adopted the VIE structure instead of directly holding equity interests in Huazhi Group.

The Huazhi Contractual Agreements may not be as effective as direct equity ownership in providing us with the ability to satisfy the conditions required for consolidation under U.S. GAAP. If Huazhi Future or its shareholders fail to perform their respective obligations under the Huazhi Contractual Agreements, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief. Such remedies may be time-consuming, costly, and subject to uncertainty. There can be no assurance that such remedies would be effective or sufficient to prevent disruptions to Huazhi Group’s operations.

In addition, the Huazhi Contractual Agreements have not been tested in a court of law in the PRC, and there is uncertainty as to whether PRC regulatory authorities would determine that such arrangements comply with existing or future laws and regulations. If the Huazhi Contractual Agreements were determined to be invalid or unenforceable, or if we otherwise fail to satisfy the conditions to be considered the primary beneficiary of Huazhi Group under U.S. GAAP, we may not be able to consolidate Huazhi Group in our consolidated financial statements. Any such event could materially and adversely affect our business, financial condition, and results of operations, and could cause the value of our securities to decline significantly or become worthless.

The Huazhi Contractual Agreements and any other arrangements and transactions among related parties that we currently have or will have in future, may be subject to scrutiny by the PRC tax authorities, which may determine that we owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We are not able to determine whether the Huazhi Contractual Agreements or any other arrangements and transactions among related parties that we currently have or will have in future will be regarded by the PRC tax authorities as arm’s length transactions. We could face material and adverse tax consequences if the PRC tax authorities determine that our current contractual arrangements or any other arrangements and transactions among related parties are not entered into on an arm’s-length basis, and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require us to adjust our taxable income upward for PRC tax purposes, which could increase Huazhi Future’s tax expenses, subject us to late payment fees and other penalties for under-payment of taxes, and result in the loss of any preferential tax treatment we may have. As a result, our consolidated net income may be adversely affected.

The shareholders of Huazhi Future may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of Huazhi Future may have conflicts of interest with us. We do not have existing arrangements to address potential conflicts of interest between these shareholders and our group other than the Huazhi Contractual Agreements and cannot assure you that when conflicts arise, these shareholders will act in the best interest of our group or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we may have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding. If any of the foregoing were to occur, our business, financial condition and results of operations may be materially and adversely affected.

We may lose the ability to use and enjoy assets held by Huazhi Future and its subsidiaries that are material to the operation of certain portion of our business if Huazhi Future or any of its subsidiaries goes bankrupt or become subject to a dissolution or liquidation proceeding.

As part of the Huazhi Contractual Agreements, Huazhi Future and its subsidiaries hold certain assets that are material to the operation of our business. If Huazhi Future or any of its subsidiaries goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the Huazhi Contractual Agreements, Huazhi Future may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If Huazhi Future or any of its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our principal shareholder has substantial influence over our group and their interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, our principal shareholder Moonlit Group Ltd. beneficially owned approximately 50.41% of our aggregate voting power and as a result, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and it may not act in the best interests of other noncontrolling shareholders. This concentration of ownership may have an adverse impact on a change in control of our group, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our group and might reduce the price of our Class A Ordinary Shares. These actions may be taken even if they are opposed by certain of our other shareholders. In such events, our business, financial condition and results of operations may be materially and adversely affected.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the U.S. Securities and Exchange Commission (“SEC”) of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the provisions of Section 16(b) of the Exchange Act imposing liability on insiders who profit from trades made in a short period of time, although, effective March 18, 2026, our directors and executive officers have been required under the Holding Foreign Insiders Accountable Act to file reports of their beneficial ownership of, and transactions in, our equity securities under Section 16(a) of the Exchange Act; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of June 30, 2026 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that our internal control over financial reporting was effective as of June 30, 2026. If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002, which could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, if we are not able to conclude that we have effective internal control over financial reporting, investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our Class A Ordinary Shares. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

In 2024, we identified an uncorrected error related to recording funds we held temporarily for the investors as our asset which we did not have control over. In addition, we identified two other uncorrected classification errors of (i) commission expense that was reported previously under selling expense but should have been under cost of sales, and (ii) excess input value-added tax credit that was reported previously as a current liability but should have been reported as a current asset. These uncorrected misstatements were not prevented or detected as a result of operating effectiveness deficiencies of certain internal controls during prior periods. We assessed the materiality of each of these errors individually and in the aggregate with others to prior periods’ financial statements and concluded that the errors were immaterial to our previously issued financial statements. Consequently, a restatement of previously filed financial statements is not required. During the fiscal years ended June 30, 2024 and 2025, our management has designed and implemented corrective actions to remediate the control deficiencies primarily through enhancing the detailed description of the review steps as well as the inputs needed in the relevant controls. As of June 30, 2026, our management concluded that our internal controls over financial reporting were effective. However, if we fail to maintain effective internal controls over financial reporting in the future, our management may conclude that our internal controls over financial reporting are not effective and we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of the Class A Ordinary Shares could decline and we could be subject to sanctions or investigations by the Nasdaq Global Market, SEC or other regulatory authorities.

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

An entity will generally be deemed an “investment company” for purposes of the Investment Company Act of 1940, as amended (the “1940 Act”) if: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (b) absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We believe that we are engaged, through our subsidiaries and the Huazhi VIEs, in the businesses of computing power and algorithm solutions, smart technology and new energy solutions and health and wellness products, and not in the business of investing reinvesting or trading in securities. We do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we believe that we are not an investment company under Section 3(b)(1) of the Investment Company Act because, among other things, we are primarily engaged in a non-investment company business. If one or more of our operating entities ceased to be deemed as a wholly-owned subsidiary of ours, our interests in those subsidiaries could be deemed an “investment security” for purposes of the 1940 Act.

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

Risks Related to Doing Business in China

The approval of and filing with the China Security Regulation Commission (“CSRC”) CSRC or other PRC government authorities may be required in connection with our future offshore offerings, capital raising activities and acquisitions or other trading arrangements of domestic enterprises conducted by China-based issuers. We must file with the CSRC within three business days after the issuance, and also may be required to go through cybersecurity review under the new laws and regulations of mainland China if authorities identifying us as a critical information infrastructure operator or requiring us to go through review by the Cyberspace Administration of China (“CAC”), which remains unclear. And, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other regulatory procedures.

On August 8, 2006, the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), the CSRC, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administrative of Taxation (“SAT”), the State Administration for Industry and Commerce (dissolved), and the State Administration of Foreign Exchange (“ SAFE”), jointly promulgated regulations entitled the Provisions on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which took effect as of September 8, 2006, and as amended on June 22, 2009. Historically, the M&A Rules require an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China domestic companies and controlled by mainland China companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, this approval requirement has been superseded by the new filing regime.

The Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, new rules for the filing-based administration of overseas securities offerings and listings by Chinese domestic companies released on February 17, 2023, or the Trial Measures, establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Trial Measures, (i) an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC; and (ii) the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering, issuance of convertible bonds, offshore relisting after go-private transactions and other equivalent offering activities. In addition, after a domestic company has offered and listed securities in an overseas market, it is required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. According to the Trial Measures, the Company shall be deemed to be a domestic enterprise indirectly listed overseas. However, from March 31, 2023, enterprises that have been listed overseas shall constitute existing enterprises and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct future offshore offerings or capital raising activities or are involved in other circumstances that require filing with the CSRC.

On February 24, 2023, the CSRC, together with other relevant government authorities, issued the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Offering and Listing of Securities by Domestic Companies, or the Archives Rules, which became effective on March 31, 2023. According to the Archives Rules, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, the Archives Rules also provide that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. For more details of the Trial Measures, please refer to “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Relating to Overseas Listing.”

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

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations there. Accordingly, our business, financial condition, results of operations and prospects are significantly affected by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While China’s economy has experienced significant growth in the past 40 years, the growth has been uneven across different periods, regions and among various economic sectors of China, and the rate of growth has been slowing since 2012. We cannot assure you that China’s economy will continue to grow. Further, the Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources, some of which may benefit the overall China’s economy but have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Also, in the past the Chinese government implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results. Accordingly, any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment

Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect our operations and the value of your investment.

PRC government imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE, provided that the transaction has a genuine and lawful transaction basis and that a financial institution has reasonably verified the authenticity of the transaction documents and their consistency with the foreign exchange receipts and payments in compliance with certain procedural requirements. Furthermore, the RMB may also be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies upon review by a bank in accordance with the relevant regulations. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Under our current corporate structure, the primary source of our income at the holding company level is dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign-currency-denominated obligations. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency needs, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A Ordinary Shares. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi, and most of our cash is in RMB. Under our corporate structure, Maase, a Cayman Islands holding company, primarily relies on dividend payments from our directly-held PRC subsidiaries (which are treated as foreign-invested enterprises under PRC law), namely, Shenzhen Hillstar Management Consulting Co., Ltd., Shenzhen Guibao Intelligent Management Co., Ltd. and Shenzhen Huazhixing, and formerly Puyi Consulting prior to its disposal, and on payments under the Huazhi Contractual Agreements, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, provided that the transaction has a genuine and lawful transaction basis and that a financial institution has reasonably verified the authenticity of the transaction documents and their consistency with the foreign exchange receipts and payments.. As such, our directly-held PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the SAFE, and Renminbi may be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies upon review by a bank in accordance with the relevant regulations. However, the PRC government may at its discretion restrict access in the future to foreign currencies for current account transactions. There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries to transfer cash. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies from the PRC subsidiaries to the offshore subsidiaries, across borders, and to our shareholders, including holders of our Class A Ordinary Shares. These foreign exchange restrictions and limitations could prevent the cash maintained from leaving the PRC, and limit our ability to utilize our revenue effectively and affect our operations and the value of your investment.

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

We may rely principally on dividends and other distributions from our PRC subsidiaries and payments under the Huazhi Contractual Agreements to fund our cash and financing requirements. Any limitation on such payments could materially and adversely affect our ability to fund and conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries and payments made pursuant to the Huazhi Contractual Agreements for our cash and financing requirements, including funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not directly own any equity interests in Huazhi Group and therefore are not entitled to receive dividends from Huazhi Group based on equity ownership. Instead, the economic benefits of Huazhi Group are transferred to us through payments under the Huazhi Contractual Agreements. If our PRC subsidiaries or Huazhi Group incur debt on their own behalf, the instruments governing such debt may restrict their ability to pay dividends, make other distributions or make payments under the Huazhi Contractual Agreements.

In September 2025, we disposed of the Puyi former VIEs through which we historically conducted our wealth management business, and the related contractual arrangements were terminated. However, the PRC tax authorities may determine that those historical contractual arrangements were not entered into on an arm’s-length basis and may adjust the relevant entities’ taxable income, which could result in additional taxes, interest or penalties. In addition, the PRC tax authorities may scrutinize the Huazhi Contractual Agreements and require adjustments to Huazhi Group’s taxable income, disallow deductions or impose additional taxes, interest or penalties if they determine that such arrangements were not entered into on an arm’s-length basis. Any such action could reduce the amounts available for payment to us.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory surplus reserve, until the aggregate amount of such fund reaches 50% of its registered capital. These statutory surplus may not be distributed to shareholders as cash dividends.

In addition, the ability of Huazhi Group to make payments under the Huazhi Contractual Agreements may be subject to applicable PRC laws and regulations, the availability of distributable funds, tax obligations, contractual restrictions and regulatory scrutiny of the Huazhi Contractual Agreements. The Huazhi Contractual Agreements may also be determined to be invalid or unenforceable, in which case we may not receive the economic benefits of Huazhi Group.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries, which are treated as foreign invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance its activities cannot exceed the limits prescribed by PRC foreign exchange regulations and must be registered with the local counterpart of the SAFE or, where applicable, processed by a bank in accordance with the prevailing foreign exchange regulations. We may also decide to finance our PRC subsidiaries by means of capital contributions, which must be approved by MOFCOM or its local counterpart. We can use our capital funds to make domestic equity investments when the following conditions are met: (i) we shall not violate the current special management measures for the access of foreign investment (the Negative List); and (ii) domestic investment projects are true and compliant with the PRC laws and regulations. To be compliant, our capital funds shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise permitted by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) payment for the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). In addition, any transfer of funds by Maase to our PRC subsidiaries, either as a shareholder loan or as an increase in the registered capital, is subject to a series of procedural requirements with SAFE or its local counterpart.

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

According to Guidelines No.1 on Application of Regulatory Rules Concerning Overseas Offering and Listing of Securities, the requirement under the the Trial Measures for an issuer to file with the CSRC its subsequent offering in the same securities exchange post listing does not apply to issuance of shares for: (i) stock incentive plan, (ii) conversion of reserve funds into capital increase, (iii) share dividend, or (iv) share split. Therefore, a listed enterprise issuing securities for the purpose of share incentive plan in the same overseas securities exchange is not overseas offering and listing, hence is not required to meet the filing requirement. However, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements, nor can we assure you that we will be able to complete the necessary procedures as required; if not, such failure may materially and adversely affect the equity interest in us.

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

Pursuant to the Social Insurance Law of the PRC promulgated in 2010 as amended in 2018 and the Regulations on Administration of Housing Provident Funds promulgated in 1999 as amended in 2026, an enterprise is mandatorily and unconditionally required, within a prescribed time limit, to register with the relevant social security authority and housing provident fund management center, and to open the relevant accounts and make timely contributions for their employees; failure to do so may subject the enterprise to an order for rectification, and certain fines if the enterprise fails to rectify in time. Should the relevant authorities determine that they have underpaid, such PRC entities may be required to pay outstanding contributions and penalties to the extent they did not make full contributions to the social security and housing provident funds.

On July 31, 2025, the Supreme People’s Court promulgated the Interpretation of the Supreme People’s Court on Issues Concerning the Application of Law in the Trial of Labor Dispute Cases (II), effective on September 1, 2025, laying down express adjudicating principles for certain labor dispute issues. In particular: if an employer and an employee agree that social insurance premiums do not need to be paid, or if an employee promises the employer as much, the People’s court shall find such an agreement or promise invalid. As of the effective date, if an employer fails to pay social insurance premiums for an employee for whatever reason, it shall be found in breach of law.

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

The above regulations have been integrated into the latest the Trial Measures promulgated by CSRC on February 17, 2023, which took effect on March 31, 2023; thereafter, the CSRC promulgated five Guidelines for Application of Regulatory Rules concerning overseas offering and listing of securities, with immediate effect (hereinafter collectively referred to as the “Administrative Measures and Supporting Guidelines on Overseas Offering and Listing of Securities”). The aforementioned Administrative Measures and Supporting Guidelines on Overseas Offering and Listing of Securities require a PRC domestic company seeking initial public offering and/or listing of securities on an overseas market, directly or indirectly, to file the required documents with the CSRC within three working days after such application for overseas offering and/or listing is submitted overseas. The Administrative Measures and Supporting Guidelines on Overseas Offering and Listing of Securities provide for five circumstances under which overseas offering and listing of securities are prohibited; any PRC domestic company falling under any of such circumstances prior to its overseas offering and/or listing of securities shall suspend or terminate its overseas offering and/or listing of securities and report to the CSRC and other competent authorities under the State Council in a timely manner, otherwise it may be subject to penalty imposed by the CSRC. As per the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, we have completed the overseas initial public offering of securities prior to the date on which the Administrative Measures and Supporting Guidelines on Overseas Offering and Listing of Securities took effect, hence fall within the ambit of existing enterprises. Existing enterprises are not required to make immediate filing thus far; however, they shall comply with the filing requirements with the CSRC in the event of subsequent re-financing or other activities requiring filing. Therefore, the above filing requirement could significantly limit or completely hinder our future offering of securities to investors.

On December 28, 2021, the Measures for Cyber Security Review (2021) was released, which stipulates, among others, that the procurement of network products and services by critical information infrastructure operators and the data processing activities conducted by network platform operators which affect or may affect national security shall be subject to cybersecurity review. On August 20, 2021, the Personal Information Protection Law (the “PIPL”) was promulgated, effective on November 1, 2021. The PIPL provides for the rights and obligations of personal information processors, with particular emphasis on requirements for cross-border information transfer. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Any failure to protect our clients’ privacy and confidential information could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.”

As per the Trial Measures, our future offering of securities overseas and the listing of our Class A Ordinary Shares resulting therefrom shall be filed with the CSRC. Furthermore, the PRC governmental authorities may have wide discretion on the interpretation and enforcement of the above regulations, and we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on any of our future proposed offering of securities overseas or the listing of our Class A Ordinary Shares. It is uncertain whether we can or how long it will take us to comply with such requirements. Any failure to comply with such requirements may subject us to regulatory actions or other sanctions from the CSRC or other PRC governmental authorities, which may have a material adverse effect on our business, financial conditions or results of operations.

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

Risks Related to our Class A Ordinary Shares

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

We conduct our business in China primarily through our PRC subsidiaries in which we hold equity interest and Huazhi VIE and its subsidiaries, whose operational activities we direct through the Huazhi Contractual Agreements. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and it regulates and may intervene our operations, which could result in a material adverse change in our operations and/or the value of our Class A Ordinary Shares.

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

Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our Class A Ordinary Shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

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

However, each year, the PCAOB determines whether it can inspect and investigate completely audit firms in mainland China and Hong Kong SAR, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong SAR and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our Class A Ordinary Shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. The prospect and implications of possible regulation on this subject, in addition to the prevailing requirements of the HFCA Act, are uncertain. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act as it currently provides. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A Ordinary Shares . Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The market price for our Class A Ordinary Shares will continue to be volatile.

The trading prices of our Class A Ordinary Shares or previously ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. In addition, securities markets may from time-to-time experience significant price and volume fluctuations that may or may not relate to our operating performance, which may have a material and adverse effect on the market price of our Class A Ordinary Shares. In particular, volatility in the PRC stock markets in the last few years has resulted in some volatility in the trading prices of most PRC-based companies in the United States. The market price for our Class A Ordinary Shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

●	regulatory developments in our target markets affecting us, our clients or our competitors;

●	announcements of studies and reports relating to the quality of our products and services or those of our competitors;

●	changes in the economic performance or market valuations of other companies in the artificial intelligence computing, new energy or health and wellness industries;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the industries we operate;

●	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

●	addition or departure of our senior management;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

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

We have adopted a dual-class share structure such that our Ordinary Shares consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 100 votes. Each Class B ordinary share is convertible into one Class A ordinary share, at the option of the holder, with the consent of our board of directors given by a majority of votes at a board meeting or by written resolutions of all directors. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares under any circumstances. Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares under the following circumstances: (i) if the holder is an employee, upon the termination of their employment with the Company; (ii) if the holder is a Director, upon their resignation or removal from the Board of Directors; and (iii) if the holder is a wholly-owned company (“Owned Company”) of a Director, senior management, or an existing shareholder, upon the individual ceasing to wholly own the Owned Company. Each Class B ordinary share confers upon the holder: (a) no right to any share in any dividend or distribution paid by the Company and (b) no right to any share in the distribution of the surplus assets of the Company upon liquidation or otherwise, and no Class B ordinary share may be sold, transferred, assigned, pledged, or otherwise disposed of, or used as collateral for loans or any obligations.

As of the date of this annual report, Moonlit Group Ltd. beneficially owned 2,223 Class A Ordinary Shares and 5,555,556 Class B Ordinary Shares, in aggregate representing approximately 1.26% of our total issued and outstanding share capital and 50.41% of our aggregate voting power, while Equality Group Ltd. beneficially owned 1,112 Class A Ordinary Shares and 1,111,112 Class B Ordinary Shares, in aggregate representing 0.25% of our total issued and outstanding share capital and 10.08% of our aggregate voting power. As a result of this dual-class share structure, the holders of our Class B Ordinary Shares have significant control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of our assets, election of directors and other significant corporate actions. The holders of Class B Ordinary Shares control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes. The holders of Class B Ordinary Shares may take actions that are not in the best interest of us or our other shareholders. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Class A Ordinary Shares. This concentrated control will limit the ability of the holders of our Class A Ordinary Shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

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

Additional sales of our Class A Ordinary Shares or Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. As of the date of this annual report, we have 442,175,578 Ordinary Shares outstanding, including 435,508,910 Class A Ordinary Shares and 6,666,668 Class B Ordinary Shares.14,470,899 Class A Ordinary Shares are freely transferable without restriction or additional registration under the Securities Act. In addition, our registration statement on Form F-3 (File No. 333-298147), which was declared effective on August 21, 2026, registers the resale by certain selling shareholders of up to 75,419,246 Class A Ordinary Shares issued as consideration in the Carve Group and Real Prospect Group acquisitions or subsequently transferred by the sellers, and also registers the offer and sale by us from time to time of up to US$500,000,000 of Class A Ordinary Shares, debt securities, warrants, rights and units. The remaining Class A Ordinary Shares outstanding and Class A Ordinary Shares convertible from Class B Ordinary Shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act and to the contractual lock-up arrangements described in “Item 4. Information on Our Group—4.A. History and Development of Our Group,” which permit transfers with the prior written consent of our board of directors.

Certain holders of our Ordinary Shares have the right to cause us to register under the Securities Act the sale of their shares, and we have registered the resale of 75,419,246 Class A Ordinary Shares on Form F-3 as described above. Registration of these or additional shares under the Securities Act results in Class A Ordinary Shares representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our Class A Ordinary Shares to decline.

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

If we were to be or become classified as a PFIC, a U.S. holder (as defined in “Taxation — U.S. Federal Income Tax Considerations — General”) may be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the Class A Ordinary Shares or Ordinary Shares and on the receipt of distributions on the Class A Ordinary Shares or Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. holder held our Class A Ordinary Shares or Ordinary Shares, we would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our Class A Ordinary Shares or Ordinary Shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of Class A Ordinary Shares or Ordinary Shares if we are or become classified as a PFIC. See “Item 10. Additional Information — 10.E. Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

ITEM 4. INFORMATION ON OUR GROUP

4.A. History and Development of Our Group

On July 3, 2025, we entered into a definitive share purchase agreement (the “Agreement”) for a private placement and warrant offering with certain investors. Pursuant to the Agreement, the investors have agreed to subscribe for, and the Company has agreed to issue and sell to the investors, (i) an aggregate of 10,000,000 Class A Ordinary Shares, par value US$0.09 per share, of the Company, at a purchase price of $2.08 per Class A ordinary share (the “Per Share Purchase Price”) (“Share Issuance”) and (ii) warrants to purchase up to 20,000,000 additional Class A Ordinary Shares of the Company. The Share Issuance was completed on July 18, 2025, generating approximately US$20.8 million in gross proceeds. The subscription price was received in full in June 2026. The exercise price of the warrants is structured in two tranches: 50% of the warrants are exercisable at 200% of the Per Share Purchase Price, with the remaining 50% exercisable at 250%. The warrants have become exercisable on October 18, 2025 and will expire on October 18, 2030.

At the end of August 2025, we completed the acquisition of 100% of the equity interests in Carve and its wholly-owned subsidiaries Zhongshen and Glyken from its existing shareholders, Golden Brighter Limited (“GBL”), WJ Management Company Limited (“WJM”), and Union Chief Limited (“UCL”) (collectively, the “Sellers”). As consideration, we issued to the Sellers an aggregate of 195,894,609 Class A Ordinary Shares with a par value of US$0.09 per share (the “Consideration Shares”), at an issue price of US$1.50 per share. The Consideration Shares held by GBL and WJM are subject to a five-year lock-up period, except for transfers made with the prior written consent of our board of directors or to a wholly-owned subsidiary of the holder. Carve indirectly holds 100% equity interests of Zhongshen, a premium wild ginseng resource holder, and Glyken, a pioneering bird’s nest biotech company specializing in the extraction of small molecular bird’s nest peptides using a physical heating separation method. Following the acquisition, MAAS indirectly holds full ownership of Zhongshen and Glyken.

On September 26, 2025, we entered into a share sales and purchases agreement (the “Agreement”) with Echoes Group Ltd (“Echoes Group”), for the sales of 100% of the equity interests in Puyi Group as well as all equity interests in subsidiaries directly or contractually controlled by Puyi Group (collectively, “Target Companies”), for a total cash consideration of RMB70.0 million. The transaction has been completed by September 30, 2025, with the consideration received in October 2026. The Target Companies include: (i) Puyi Holdings (Hong Kong) Limited (“Puyi HK”), a wholly owned subsidiary of Puyi Group; (ii) Puyi Enterprises Management Consultant Co., Limited (“Puyi Enterprises”), a wholly owned subsidiary of Puyi HK.; (iii) Chengdu Yihuitong Information Technology Co., Ltd. (“Yihuitong”), a wholly owned subsidiary of Puyi Enterprises; (iv) Puyi Bohui, a company controlled by Puyi Enterprises through contractual agreements; (v) Fanlian Investment, a wholly owned subsidiary of Puyi Bohui; (vi) Guangdong Puyi Consulting Management Co., Ltd., a wholly owned subsidiary of Puyi Bohui; (vii) Chongqing Fengyi Enterprises Management Consultant Co., Limited, a wholly owned subsidiary of Puyi Bohui; and (viii) Fanhua Puyi Fund Sales Co., Ltd., the operating entity of our wealth management business and a wholly-owned subsidiary of Puyi Bohui. Upon completion of the transaction, we have ceased the fund product distribution business and other wealth management or asset management business.

At the end of October 2025, we completed the acquisition of 100% of the equity interests in Real Prospect from its existing shareholders, Ace Long Limited (“ALL”) and Arts Wing Limited (“AWL”) (collectively, the “Sellers”). As consideration, we issued to the Sellers an aggregate of 98,002,174 Class A Ordinary Shares with a par value of US$0.09 per share (the “Consideration Shares”), at an issue price of US$1.50 per share. AWL undertook that the Real Prospect Group, taken as a whole, would achieve not less than 80% of agreed performance targets in each of the financial years 2026 to 2028, and is required to return to us 5.0 million Consideration Shares for any such year in which the achievement is below 80% but not below 70% and 10.0 million Consideration Shares for any such year in which the achievement is below 70%, unless the shortfall results from matters outside AWL’s control. The Consideration Shares of AWL are subject to a three-year lock-up period, except for transfers made with the prior written consent of our board of directors or to a wholly-owned subsidiary of AWL. Real Prospect indirectly held 100% of the equity interests of Qingdao Maisi Intelligent Technology Co., Ltd. and 49% of the equity interests of Qingdao Huiju Laixi Intelligent Technology Co., Ltd. (“Laixi”), which we sold in July 2026 as described below. The Target Group Companies specialize in smart-technology solutions, including mobile EV-charging robots, modular residential energy-storage systems, and fully automated unmanned car-wash equipment. This acquisition supports the Company’s strategic expansion into new-energy technologies and intelligent services.

In December 2025, AIFU completed its issuance of 250,000 Class B ordinary shares (adjusted for AIFU’s 20-for-1 share consolidation effected on June 16, 2026) to a third party. Following this issuance, our aggregate beneficial ownership of the total outstanding shares of AIFU was diluted to approximately 7.85%, and our aggregate voting power was diluted to approximately 16.75%. As a result, we no longer had a controlling financial interest in AIFU and its subsidiaries. Accordingly, the Group deconsolidated AIFU and its subsidiaries as of December 31, 2025, and the Group no longer conducts any material operations in the insurance agency business. On January 9, 2026, AIFU issued 5,128,942 Class A ordinary shares (as adjusted for AIFU’s share consolidation on June 16, 2026) in connection with an acquisition. On March 17, 2026, we converted all of the 63,750 Class B ordinary shares (as adjusted for AIFU’s share consolidation on June 16, 2026) that we held in AIFU to Class A ordinary shares on a one-for-one basis and subsequently disposed of 207 Class A ordinary shares of AIFU (as adjusted for AIFU’s share consolidation on June 16, 2026) in open market transactions in June 2026. As of June 30, 2026, we held 83,932 Class A ordinary shares of AIFU, representing 1.33% of its outstanding shares and 0.26% of its voting power. As of the date of this annual report, our beneficial ownership of the total outstanding shares of AIFU has been further diluted to approximately 0.13%, representing approximately 0.01% of its aggregate voting power as the result of a series of share issuances completed by AIFU to third parties since January 2026. We account for our remaining interest in AIFU as an equity security measured at fair value.

On January 14, 2026, we completed the acquisition of 100% of the equity interests in Oriental Grove pursuant to a transaction agreement dated December 19, 2025 with Oriental Grove and its shareholders, for a total consideration of approximately US$62.4 million, consisting of an aggregate of 34,911,410 Class A Ordinary Shares issued at a price of US$1.50 per share and a cash payment of US$10,000,000 payable within 365 days after the closing. Subject to certain customary exceptions, each seller is subject to a lock-up period of sixty (60) months following the closing. Oriental Grove is engaged in the business of premium tea products and maintains inventory consisting primarily of high-grade tea. The acquisition was accounted for as an asset acquisition because the assets acquired consisted primarily of inventories of high-grade tea and did not include substantive operating activities, customer or supplier relationships, or operating personnel. Upon completion of the acquisition, Oriental Grove became a wholly owned subsidiary of our holding company. We acquired the tea inventories primarily to hold as strategic reserves.

At the end of March 2026, we completed the acquisition of 100% of the equity interests in Times Good Limited pursuant to a transaction agreement dated January 23, 2026 with Times Good Limited and its shareholders, YCY Management Company Limited, Victory Kong Limited and QYH Management Company Limited. Times Good Limited, through its wholly-owned PRC subsidiary, Shenzhen Huazhixing, and the Huazhi Contractual Agreements, controls Huazhi Group. As consideration, we issued to the sellers an aggregate of 87,400,144 Class A Ordinary Shares at a price of US$1.50 per share and agreed to pay US$26.0 million in cash within 365 days after the closing, representing total consideration of approximately RMB1.1 billion. Subject to certain customary exceptions, each seller is subject to a lock-up period of sixty (60) months following the closing. The acquisition expands our presence in the sectors of computing power and algorithm solutions.

At the end of July 2026, we completed the sale of 49% of the issued and outstanding equity interests of Laixi to Galaxicore Holdings Limited, an independent third party, for a total consideration of US$17 million pursuant to an equity interest sale and purchase agreement dated July 17, 2026. As of the date of this report, approximately 30% of consideration was collected. The remaining balance is expected to be settled by December 31, 2026. The divestiture represents an important step in our ongoing efforts to optimize our business portfolio and sharpen our strategic focus on the AI sector.

We refer to the above acquisitions, disposal and deconsolidation collectively, as the “Transactions”.

On September 23, 2026, we entered into a securities purchase agreement with an investor for a private placement of 3,878,856 Class A Ordinary Shares at a price of US$12.89 per share, for gross proceeds of approximately US$50 million, the shares being subject to a 36-month lock-up following the closing. The private placement is expected to close by the end of 2026. We intend to use the proceeds to expand the Stars Distributed Intelligent Computing Center Project, to advance the research, development and commercialization of our LingYanMiaoYu large language models and for working capital and general corporate purposes.

Corporate Information

Our principal executive offices are located at Building 48, Zhixin Manufacturing Valley Industrial Park, No. 52 Yangzhou Road, Economic Development Zone, Laixi, Qingdao, Shandong Province, People’s Republic of China, 266000. Our telephone number is +86-532-66030885. Our registered office in the Cayman Islands is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our website at https://ir.maaseai.com.

Cash Flows Through Our Organization

We are not an operating company but a Cayman Islands holding company. During the fiscal year ended June 30, 2026, our operations were primarily conducted by our subsidiaries and by the AIFU former VIEs, Puyi former VIEs and the Huazhi VIEs (collectively, the “consolidated VIEs”) based in China through contractual arrangements.

We currently do not have a cash management policy that dictates how funds must be transferred among Maase Inc., our subsidiaries, Huazhi VIE and its subsidiaries, and our investors. Cash may be transferred through our organization in the following manner: (i) Maase Inc. may provide funds to its directly or indirectly owned subsidiaries through capital contributions or shareholder loans, as applicable; (ii) our offshore subsidiaries may provide funds to our PRC subsidiaries through capital contributions or shareholder loans, subject to applicable PRC registration, filing, foreign-exchange and other regulatory requirements; (iii) our PRC subsidiaries may provide funds to Huazhi VIE and its subsidiaries through loans, service arrangements or other transactions permitted under the Huazhi Contractual Agreements and applicable PRC laws and regulations; (iv) Huazhi VIE and its subsidiaries may make payments to our PRC subsidiaries pursuant to the Huazhi Contractual Agreements; and (v) our subsidiaries may make dividends or other distributions to their respective parent companies and, ultimately, to Maase Inc., subject to applicable laws, regulations and contractual restrictions.

Because Maase Inc. does not directly own equity interests in Huazhi VIE or its subsidiaries, Huazhi VIE and its subsidiaries cannot pay dividends to Maase Inc. based on equity ownership. Instead, the economic benefits of Huazhi VIE and its subsidiaries may be transferred to our PRC subsidiaries through payments under the Huazhi Contractual Agreements. Such payments may be subject to PRC tax, foreign-exchange and other regulatory requirements and may also be limited if the Huazhi Contractual Agreements are determined to be invalid or unenforceable.

Cash proceeds raised through any future offshore financing may be transferred by Maase Inc. through its offshore subsidiaries to its PRC subsidiaries by way of capital contributions or shareholder loans, as applicable. Our PRC subsidiaries may then use such funds for their operations or transfer funds to Huazhi VIE and its subsidiaries under the Huazhi Contractual Agreements or other arrangements permitted under PRC law. Such transfers may be subject to governmental approvals, registrations, filings, foreign-exchange controls, statutory limits and restrictions on the use of funds.

Our ability to pay dividends to our shareholders and service any debt we may incur will depend, in part, on dividends and other distributions received from our subsidiaries and payments made under the Huazhi Contractual Agreements. Under applicable PRC regulations, our PRC subsidiaries may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each PRC subsidiary is generally required to allocate at least 10% of its after-tax profits each year, after making up prior years’ accumulated losses, to a statutory reserve until the reserve reaches 50% of its registered capital. These statutory reserves are not distributable as cash dividends. Cross-border dividend payments and other distributions may also be subject to applicable tax, foreign-exchange and procedural requirements.

If our subsidiaries, Huazhi VIE or its subsidiaries incur debt, the applicable debt instruments may restrict their ability to pay dividends, make distributions or transfer funds within our organization. In addition, to the extent cash is held in the PRC or by a PRC entity, such cash may not be available to fund operations or for other uses outside the PRC due to restrictions imposed by PRC laws and regulations on cross-border fund transfers and foreign-exchange conversion. Any restriction on the ability of our subsidiaries to pay dividends or make other distributions to us, or on the ability of Huazhi VIE and its subsidiaries to make payments under the Huazhi Contractual Agreements, could materially limit our ability to fund our operations, pursue investments or acquisitions, service indebtedness or pay dividends to our shareholders.

Conversely, transfers of funds from Maase Inc. or its offshore subsidiaries to our PRC subsidiaries as shareholder loans or capital contributions are subject to applicable PRC approvals, registrations, filings and foreign-exchange requirements. Funds transferred to our PRC subsidiaries may also be subject to restrictions on their amount and use. Transfers from our PRC subsidiaries to Huazhi VIE and its subsidiaries may be subject to additional legal, regulatory, tax and contractual requirements. We cannot assure you that we will complete the applicable procedures or obtain any necessary approvals on a timely basis or at all.

For additional information, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—We may rely principally on dividends and other distributions from our PRC subsidiaries and payments under the Huazhi Contractual Agreements to fund our cash and financing requirements. Any limitation on such payments could materially and adversely affect our ability to fund and conduct our business” and “—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offshore cash we may have to make loans to our PRC subsidiaries or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business”.

During the fiscal years ended June 30, 2024, 2025 and 2026, our subsidiaries and, for the periods during which they were consolidated, the AIFU former VIEs, the Puyi former VIEs and the Huazhi VIEs conducted business transactions that primarily included insurance agency services, wealth management services and computing power and algorithm solutions services. The cash flows that have occurred among our subsidiaries and the consolidated VIEs are summarized as the following:

	For the fiscal year ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	$
	(in thousands)
Cash paid by the consolidated VIEs to our subsidiaries for consulting services	17,299	6,720	446	66
Cash paid by the consolidated VIEs to our subsidiaries for technical services	6,900	380	-	-
Cash paid by the consolidated VIEs to our subsidiaries for office rental and other services	771	-	-	-
Cash paid by our subsidiaries to the consolidated VIEs for digital marketing and IT related services	24,659	25,194	118	17
Cash paid by the consolidated VIEs to our subsidiary for agency services	44,622	41,051	-	-
Cash paid by our subsidiaries to the consolidated VIEs for agency services	1,732	520	-	-
Intercompany advances from our subsidiaries to the consolidated VIEs	58,090	162,955	189	28
Repayment of intercompany advances by the consolidated VIEs	78,227	130,580	1,492	220
Intercompany advances from the consolidated VIEs to our subsidiaries	99,980	36,931	285	42
Repayment of intercompany advances by our subsidiaries	95,150	54,952	1,496	220

Financial Information Related to the Consolidated VIEs

The following tables present the summary consolidated balance sheets data as of June 30, 2025 and 2026 and the summary of the consolidated statement of operations and cash flows for the fiscal years ended June 30, 2024, 2025 and 2026 for the parent, the consolidated VIEs, the WFOEs and an aggregation of other subsidiaries, eliminating intercompany amounts and consolidated totals (in thousands of RMB). Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our and the consolidated VIEs’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

In these tables, “parent” refers to Maase Inc., the Nasdaq listed company which is a Cayman exempted company. “VIEs” in fiscal year ended June 30, 2024 refer to Puyi Bohui, Xinbao Investment, RONS Technologies and their respective subsidiaries while “VIEs” in fiscal year ended June 30, 2025 refer to Puyi Bohui and its subsidiaries only. “VIEs” in fiscal year ended June 30, 2026 refer to Puyi Bohui and its subsidiaries before the disposal of the Puyi Group in September 2025, together with Huazhi and its subsidiaries subsequent to the acquisition of Huazhi in March 2026. “WFOEs” refer to Puyi Consulting, Fanhua Group Company, Fanlian Investment and Huazhixing. For a complete list of our subsidiaries as of the date of this annual report, see Exhibit 8.1 to this annual report.

	As of June 30, 2026
	Parent	Consolidated VIEs	WFOEs	Other Subsidiaries	Eliminating adjustments (1)	Consolidated total
Assets
Cash and cash equivalents	1,815	28,940	2	6,334	-	37,091
Restricted Cash	-	6,503	-	-	-	6,503
Short term investments	25,294	9,520	-	2,058	-	36,872
Accounts receivable	-	25,854	-	5,309	(1,058)	30,105
Inventories, net	-	-	-	2,409,438	(24)	2,409,414
Other receivables, net	83,041	36,394	-	509	(17)	119,927
Amount due from related parties	150,359	-	-	152,385	(302,674)	70
Investment deficit in VIEs and Non-VIEs	4,668,139	-	-	26,977	(4,695,116)	-
Investments in affiliates	-	-	-	103,895	-	103,895
Right of use assets	-	995	-	1,789	-	2,784
Goodwill, net	-	1,064,367	-	953,797	-	2,018,164
Property, plant, and equipment, net	-	889	-	16,203	-	17,092
Other non-current assets	-	157	-	611	-	768
Intangible assets, net	-	14,668	-	100,668	-	115,336
Other current assets	-	24,320	-	3,333	(536)	27,117
Total assets	4,928,648	1,212,607	2	3,783,306	(4,999,425)	4,925,138
Liabilities
Short-term loan	-	28,490	-	-	-	28,490
Accounts payable	-	23,226	-	2,040	(1,058)	24,208
Contract liabilities	-	19,263	-	9,326	(384)	28,205
Long-term loan	-	4,950	-	3,556	-	8,506
Other payables and accrued expenses	112,590	24,185	-	9,058	(169)	145,664
Amount due to related parties	152,463	-	2	169,155	(307,952)	13,668
Income tax payable	-	-	-	49	-	49
Deferred tax liabilities	-	2,200	-	4,968	-	7,168
Operating lease liability	-	920	-	1,754	-	2,674
Accrued payroll	-	488	-	1,579	-	2,067
Total liabilities	265,053	103,722	2	201,485	(309,563)	260,699
Mezzanine equity	50,110	-	-	-	-	50,110
Total net assets	4,613,485	1,108,885	-	3,581,821	(4,689,862)	4,614,329

	As of June 30, 2025
	Parent	Consolidated VIEs	WFOEs	Other Subsidiaries	Eliminating adjustments	Consolidated total
Assets
Cash and cash equivalents	243	-	-	-	-	243
Short term investments	4,255	-	-	-	-	4,255
Other receivables, net	29,436	-	-	-	-	29,436
Amount due from related parties	928	-	-	-	(928)	-
Investment deficit in VIEs and Non-VIEs	664,105	-	-	-	(664,105)	-
Other current assets	430	-	-	-	-	430
Assets of discontinued operations	-	119,599	74,156	3,265,446	(127,588)	3,331,613
Total assets	699,397	119,599	74,156	3,265,446	(792,621)	3,365,977
Liabilities
Other payables and accrued expenses	4,956	-	-	-	-	4,956
Amount due to related parties	10,415	-	-	-	(10,415)	-
Liabilities of discontinued operations	-	39,158	43,268	1,208,696	(118,209)	1,172,913
Total liabilities	15,371	39,158	43,268	1,208,696	(128,624)	1,177,869
Mezzanine equity	47,935	-	-	-	-	47,935
Total net assets	636,091	80,441	30,888	2,056,750	(663,997)	2,140,173

	For the year ended June 30, 2026
	Parent	Consolidated VIEs	WFOEs	Other subsidiaries	Eliminating adjustments(1)	Consolidated total
Total net revenues	-	153,734	-	32,621	(2,994)	183,361
Third-party revenues	-	153,734	-	29,627	-	183,361
Intra-Group revenues	-	-		2,994	(2,994)	-
Total operating costs and expenses	(14,966)	(149,428)	-	(45,669)	3,010	(207,053)
Third-party operating costs and expenses	(14,966)	(149,428)	-	(42,659)	-	(207,053)
Intra-Group operating cost and expenses	-	-		(3,010)	3,010	-
Loss from operations	(14,966)	4,306	-	(13,048)	16	(23,692)
Interest expenses, net	-	(1,135)	-	(270)	-	(1,405)
Investment loss	(108)	-	-	-	-	(108)
Gains on disposal of subsidiaries	-	20,117	-	-	-	20,117
Net loss from fair value change	(6,751)	(480)	-	7	-	(7,224)
Others, net	1,103	1	-	(62)	-	1,042
Share of (loss) income from subsidiaries and the VIEs	281,405	-	-	-	(281,405)	-
Share of loss of affiliates	-	-	-	(10,354)	-	(10,354)
Income tax benefit (expense)	-	22	-	361	-	383
Net (loss) income from continuing operations	260,683	22,831	-	(23,366)	(281,389)	(21,241)
Net income from discontinued operations, net of tax	(36,179)	2,277	492	(1,805,535)	-	(1,838,945)
Net (loss) income	224,504	25,108	492	(1,828,901)	(281,389)	(1,860,186)

	For the year ended June 30, 2025
	Parent	Consolidated VIEs	WFOEs	Other subsidiaries	Eliminating adjustments (1)	Consolidated total
Total operating costs and expenses	(7,292)	-	-	-	-	(7,292)
Third-party operating costs and expenses	(7,292)	-	-	-	-	(7,292)
Loss from operations	(7,292)	-	-	-	-	(7,292)
Interest income, net	149	-	-	-	-	149
Others, net	(14,747)	-	-	-	-	(14,747)
Net loss from continuing operations	(21,890)	-	-	-	-	(21,890)
Net income/(loss) from discontinued operations, net of tax	(174,073)	(4,338)	(201,557)	164,650	(221,694)	(437,012)
Net (loss) income	(195,963)	(4,338)	(201,557)	164,650	(221,694)	(458,902)

	For the year ended June 30, 2024
	Parent	Consolidated VIEs	WFOEs	Other subsidiaries	Eliminating adjustments (1)	Consolidated total
Total operating costs and expenses	(5,759)	-	-	-	-	(5,759)
Third-party operating costs and expenses	(5,759)	-	-	-	-	(5,759)
Loss from operations	(5,759)	-	-	-	-	(5,759)
Interest income, net	518	-	-	-	-	518
Others, net	163	-	-	-	-	163
Net loss from continuing operations	(5,078)	-	-	-	-	(5,078)
Net income/(loss) from discontinued operations, net of tax	(284,592)	(37,038)	92,400	(424,989)	147,226	(506,993)
Net (loss) income	(289,670)	(37,038)	92,400	(424,989)	147,226	(512,071)

Note(1):	The eliminating adjustments during fiscal year ended June 30, 2024 and 2025 mainly represents (i) the intercompany service fee related to agency services for distributing life insurance products and non-life insurance products on behalf of insurance companies provide by consolidated affiliated entities to subsidiaries and (ii) the intercompany service fee related to technology services provided by our consolidated variable interest entities to our subsidiaries. The eliminating adjustments during fiscal year ended June 30, 2026 mainly represents the intercompany product revenue related to bird’s nest products provided by consolidated affiliated entities to subsidiaries.

	For the year ended June 30, 2026
	Parent	Consolidated VIEs	WFOEs	Other Subsidiaries	Eliminating adjustments	Consolidated total
Net Cash flows (used in) generated from operating activities:	(15,560)	(5,245)	(30,582)	(51,976)	(50)	(103,413)
Loans to group companies	-	-	-	(454,951)	424,140	(30,811)
Repayments from Group Companies	-	-	-	187,300	(134,370)	52,930
Investment in entities within the Group	(18,811)	(582)	30,000	(152,757)	-	(142,150)
Other investing activities	1,124	(196)	-	10,656	-	11,584
Net cash generated from (used in) investing activities:	(17,687)	(778)	30,000	(409,752)	289,770	(108,447)
Loans to group companies	7,623	165,600	-	503,961	(424,140)	253,044
Repayments from Group Companies	(699)	(163,460)	-	(249,725)	134,370	(279,514)
Proceeds from group capital contribution	3,614	-	-	146,325	-	149,939
Capital contribution from non-controlling interests	-	-	-	200	-	200
Other financing activities	-	-	-	73	-	73
Net cash generated from (used in) financing activities:	10,538	2,140	-	400,834	(289,770)	123,742

	For the year ended June 30, 2025
	Parent	Consolidated VIEs	WFOEs	Other Subsidiaries	Eliminating adjustments	Consolidated total
Net Cash flows (used in) generated from operating activities:	(5,760)	(4,413)	4,830	87,220	(10,410)	71,467
Loans to group companies	-	(36,931)	(151,997)	(217,503)	406,431	-
Repayments from Group Companies	-	54,952	106,167	152,669	(313,788)	-
Investment in entities within the Group	(4,489)	(1,389)	-	5,878	-	-
Other investing activities	(4,258)	(58,865)	(48,301)	(215,675)	-	(327,099)
Net cash generated from (used in) investing activities:	(8,747)	(42,233)	(94,131)	(274,631)	92,643	(327,099)
Loans to group companies	-	162,955	217,776	25,700	(406,431)	-
Repayments from Group Companies	-	(130,580)	(171,048)	(12,160)	313,788	-
Proceeds from group capital contribution	-	-	-	-	-	-
Other financing activities	3,001	-	-	(17,190)	-	(14,189)
Net cash generated from (used in) financing activities:	3,001	32,375	46,728	(3,650)	(92,643)	(14,189)

	For the year ended June 30, 2024
	Parent	Consolidated VIEs	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated total

Net Cash flows (used in) generated from operating activities:	(5,310)	(69,861)	80,480	52,425	-	57,734
Loans to group companies	-	(99,980)	(1,108,064)	(455,348)	1,663,392	-
Repayments from Group Companies	-	95,150	1,069,803	974,626	(2,139,579)	-
Investment in entities within the Group	-	20,491	-	(20,491)	-	-
Other investing activities	-	28,752	(716,210)	921,618	-	234,160
Net cash generated from (used in) investing activities:	-	44,413	(754,471)	1,420,405	(476,187)	234,160
Loans to group companies	-	58,090	519,549	1,085,753	(1,663,392)	-
Repayments from Group Companies	-	(78,227)	(1,060,271)	(1,001,081)	2,139,579	-
Other financing activities	14,317	-	-	(101,158)	-	(86,841)
Net cash generated from (used in) financing activities:	14,317	(20,137)	(540,722)	(16,486)	476,187	(86,841)

4.B. Business Overview

Overview

We are an integrated provider and operator of an artificial intelligence (“AI”)-centric full-scene digital systems. Our businesses focus on areas of flexible energy deployment and intelligent commercial network operation, and provide closed-loop solutions from computing infrastructure, smart hardware and full-scene services, aiming to achieve wide implementation of AI technologies across industries. Powered by our dual engines of intelligent technology and ecosystem integration, through strategic industry consolidation and continuous improvement in operations, our mission is to build up an open and collaborative industrial ecosystem and provide our customers with efficient, reliable and sustainable intelligent products and solutions. We will continuously explore and consolidate high-quality technological and commercial resources globally and explore industrial application scenarios of AI technologies.

As part of our strategic realignment and pivoting to core areas of flexible energy deployment and intelligent commercial network operation, we consummated strategic acquisition of Real Prospect Group in October 2025, expanding into smart technology and new energy related solutions, including electric vehicle charging services and charging equipment, and strategic acquisition of Times Good Limited in March 2026, which in turn, through Huazhi Contractual Agreements, controls Huazhi Group, a provider of computing power and algorithm solutions in China.

In addition to the strategic acquisitions of Real Prospect Group and Huazhi Group, we also expanded into other businesses through acquisitions. We consummated acquisition of Carve Group in August 2025 establishing our health and wellness product business focused on premium ingredients, including bird’s nest-based products. In addition, as part of the acquisition, we acquired a strategic reserve of wild ginseng resources. We consummated acquisition of Oriental Grove in January 2026, expanding into industry of premium tea products. We use strategic acquisitions and ecosystem partnerships to gain access to technologies, markets and industry resources, while continuously optimizing our business portfolio.

Historically, we provided financial services through (i) AIFU Inc., a technology driven independent financial service platform listed on the Nasdaq; and (ii) Fanhua Puyi Fund Distribution Co., Ltd., an independent wealth management service provider. Concurrently with our strategic acquisitions, we have proactively exited non-core historical operations to sharpen our strategic focus and optimize resource allocation. Specifically, we disposed of our wealth management services segment in September 2025, and through AIFU, we divested the claims adjusting services segment in January 2025. On December 22, 2025, AIFU completed the issuance of its 250,000 class B ordinary shares (as adjusted for AIFU’s 20-for-1 share consolidation effected on June 16, 2026) to a third party. Following this issuance of shares, our aggregate beneficial ownership of the total outstanding shares of AIFU was diluted from approximately 10.35% to approximately 7.85%, and our aggregate voting power was diluted from approximately 48.55% to approximately 16.75% (such change in AIFU, the “AIFU Reorganization”). As a result of the AIFU Reorganization, we no longer exercise control over AIFU, and AIFU and its insurance agency services are no longer consolidated in our consolidated financial statements since then. The exit from historical financial service business is part of our strategic realignment.

Our Primary Long-Term Growth Drivers

Our long-term growth drivers primarily include increasing demand for AI computing power, growing enterprise demand for customized AI solutions, the integration of artificial intelligence with energy infrastructure, and the continued commercialization of intelligent hardware and scenario-based services.

Through its “intelligent technology + ecosystem integration” approach, the Company is connecting computing infrastructure, large language models, intelligent hardware and industry applications to support the scaled deployment of AI technologies across real-world industries.

Specifically, our key growth drivers include:

●	Enterprises moving from AI experimentation to real-world deployment;

●	Growing demand for training and inference computing power;

●	Increasing enterprise demand for private deployment, data governance and system integration;

●	The evolution of intelligent computing centers toward modular, distributed and green-energy architectures;

●	Demand for electric-vehicle charging and distributed energy storage;

●	Replication of the Company’s existing technologies across additional industries and geographies; and

●	New customers and use cases generated through strategic partnerships and industry integration.

Our Long-Term Strategy

Our long-term strategy is to become an AI-centric full-scene digital systems provider and operator, with an integrated business portfolio spanning computing infrastructure, models and algorithms, intelligent hardware and scenario-based services.

We plan to expand the application of AI technologies in China and international markets through proprietary research and development, project commercialization, strategic partnerships and selective integration of industry resources.

Our Competitive Advantages

We differentiate ourselves by integrating computing infrastructure, large language models, intelligent hardware and industry applications within a single business system.

Rather than providing only standalone products or algorithms, we seek to deliver integrated solutions covering infrastructure, model deployment and data governance, as well as system integration, operations and maintenance, and application deployment.

In addition, we are continuing to build its capabilities in modular distributed computing architecture, enterprise large-model applications, intelligent energy products and industry ecosystem integration.

Social Responsibilities and Employee Development

According to our 2026 Environmental, Social and Governance Report published on our website on June 2, 2026, we focus on access to energy services, emergency energy support, equipment and data security, employee skills training and career development.

We have disclosed plans to develop talent in mobile energy operations, intelligent scheduling and related technical fields through technical training, job certification and cooperation with vocational institutions, while maintaining a safe, healthy and compliant working environment.

Our Products and Services

We are a diversified holding company with two primary business segments: (1) smart technology and new energy solutions: our new business through Real Prospect Group acquisition which provides innovative, technology driven solutions in relation to electric vehicle charging, modular residential energy storage systems; and (2) computing power and algorithm solutions: our new business through Huazhi Group acquisition. In addition, we offer health and wellness products, through Carve Group, which focuses on premium ingredients and health and wellness food products, and through Oriental Grove, which maintains inventory consisting primarily of high-grade tea

Historically, during the fiscal years ended June 30, 2023, 2024 and 2025, our operations were primarily focused on financial asset allocation services to meet the investment and wealth inheritance objectives of our clients. We primarily provided insurance agency services and wealth management services. The insurance agency services that were provided through AIFU is no longer consolidated in our consolidated financial statements as a result of the AIFU Reorganization in December 2025. In addition, we provided wealth management services to our clients with a wide range of product offerings including publicly raised fund products and privately raised securities investment fund products. We discontinued our wealth management services in September 2025.

Smart Technology and New Energy Solutions

We conduct our smart technology and new energy solutions business through operating entities acquired as part of the Real Prospect Group transaction. This business focuses on technology-enabled solutions related to electric vehicle charging, mobile energy replenishment, energy storage, and intelligent energy management equipment operated through Qingdao Maisi. Our offerings are organized into product and service categories of mobile energy storage charging solutions, fixed energy infrastructure solutions and other products and emerging technologies, each with distinct technical characteristics, deployment models and revenue mechanisms. The description and breakdown of our product and service categories are based on their operating scenarios and each solution will generate revenues in the forms of sale of products (mainly sale of mobile charging robots and charging piles) and services (mainly charging services through mobile charging robots and charging services through charging piles). Disaggregation of revenues is reflected in our financial statements prepared in accordance with applicable accounting policies of revenue recognition and financial reporting presentation.

Mobile Energy Storage Charging Solutions

A core component of this business includes electric vehicle charging and mobile recharging solutions. These offerings are designed to provide flexible charging services and equipment for electric vehicles across a range of usage scenarios, including roadside assistance, public parking facilities, transportation hubs and temporary or high demand locations. Our operations in this segment include both charging services and charging equipment, which are closely integrated but may be deployed under different commercial arrangements.

Mobile energy storage charging robots constitute primary offering in such business line. These products integrate mobile energy storage systems with electric vehicle charging equipment and are designed to provide instant charging services for new energy vehicles without the need for investment in fixed charging infrastructure. These products are primarily configured in different energy capacity specifications, such as approximately 100 kWh and 150 kWh units. Each unit is composed of multiple energy storage battery modules and is centrally controlled through our self-developed battery management systems (BMS) and energy management systems (EMS). The equipment can be flexibly deployed across a range of application scenarios, including fuel stations, highway service areas, public parking facilities and temporary emergency locations. Mobile energy storage charging robots are sold as standalone hardware products or deployed as operating assets under leasing or service-based models. While the physical form of the equipment remains consistent, the applicable commercial arrangements differ depending on the business model adopted.

Around mobile energy storage charging robots, we have developed a series of service-oriented offerings in which the equipment serves as the operational platform rather than being sold as an independent hardware product. These services include, without limitation:

●	Charging and Roadside Assistance Services. These services utilize mobile energy storage equipment to provide on-site charging support to vehicles. Charges are typically calculated based on vehicle type and charging volume, with defined base service fees and charges for electricity supplied.

●	Operational Cooperation and Revenue Sharing Services. Under cooperative arrangements with large energy companies or site operators, we deploy mobile energy storage equipment, while partners provide deployment locations and participate in basic operations. Service revenues generated from charging activities are shared between the parties in accordance with agreed ratios. These services represent service-oriented product offerings formed around mobile energy storage equipment.

Fixed Energy Infrastructure Solutions

(i) Fixed Charging Pile Products

Fixed charging pile products represent another category of products that Real Prospect Group has placed into actual operation. These products consist of fixed electric vehicle charging facilities typically deployed in government parks, public institutions, hospitals, schools and highway service areas. Fixed charging pile projects are generally invested in, constructed and operated directly by us. A single charging site usually includes transformers, cabling systems and multiple charging pile units, which together form an integrated fixed-asset project for operation. In terms of product attributes, fixed charging pile products differ from mobile energy storage equipment in that their commercial logic is more closely aligned with long-term infrastructure operation rather than flexible deployment.

In July 2025, our project with Shandong Hi-Speed Company Limited (600350.SH) commenced commercial operations, and the relevant charging sites and supporting services became available to the public. Since then, the project has generated revenue primarily from charging service fees and equipment usage fees. Under the arrangement, we are responsible for investing in and deploying the equipment, providing ongoing operations and maintenance, and delivering related branding services, while Shandong Hi-Speed Company Limited provides access to its sites and associated traffic resources.

(ii) Fixed Energy Storage System Products

Fixed energy storage system products represent product categories that we are actively advancing. These products are primarily intended for commercial and industrial energy storage applications and are designed to support energy management, peak shaving and backup power use cases. Certain fixed energy storage products remain in early stages of commercialization and may require further development, testing and market validation prior to large-scale deployment.

Other Products and Emerging Technologies

In addition to its core mobile and fixed energy infrastructure solutions, we operate and are developing a number of other energy-related products and technologies that are currently at testing, early commercialization or development stages. These products are not yet core revenue drivers but represent potential future extensions of our smart technology and new energy business.

●	Lithium-Based Power Supply Products. We offer certain lithium-based power supply products, including lithium starter power supplies and lithium battery solutions for parking air-conditioning systems. These products are primarily designed to serve traditional internal combustion engine vehicles by providing auxiliary power for vehicle startup or stationary power supply during parking. Compared to conventional lead-acid batteries, these lithium-based products are designed to provide advantages in energy density, service life and operational stability. These products have undergone testing and initial market promotion and have completed environmental adaptability testing in certain overseas markets. However, these products remain in the testing or early rollout stage, and large-scale commercial sales have not yet been established. Future commercialization will depend on further product validation, customer acceptance and market development.

●	Vehicle-to-Vehicle (V-to-V) Charging Products. We are also developing V-to-V charging products, which are intended to enable direct power transfer between electric vehicles. This product consists of both hardware equipment and a platform-based system, which together are expected to support future service-based charging applications. The hardware component includes charging devices designed to facilitate direct energy transfer between vehicles and development of the hardware component has been completed. The platform-based system is designed to function as a dispatch and matching platform that connects vehicles with surplus power to vehicles requiring charging and facilitates service coordination and settlement. The platform remains under development and has not yet been commercially launched. At present, V-to-V charging products have not generated commercial revenue. Commercialization of this product category will depend on completion of platform development, regulatory considerations, user adoption and the successful integration of hardware and platform-based services.

Computing Power and Algorithm Solutions

We conduct our computing power and algorithm solutions business through Huazhi Group. This business focuses on computing resource services, hardware trading, AI vertical industry large model training, and AI industry application solutions.

Computing Power Services

A significant portion of this business is to provide computing power. We integrate computing capacity sourced from servers and related infrastructure into scalable computing resource pools that can be allocated to enterprise customers. These services are designed to support high-performance computing workloads, data processing, and algorithm training scenarios. Services include computing capacity configuration, deployment support, performance optimization, and ongoing operational coordination.

We primarily serve business customers that require stable and scalable computing environments rather than one-time hardware purchases. Revenue is typically generated through service arrangements structured around computing capacity usage, deployment support, or system integration components.

As part of our long-term infrastructure development strategy, we are planning the Stars Distributed Intelligent Computing Center Project. The project aims to build an intelligent computing infrastructure network covering selected key regions, deliver rapidly deployable standardized computing units, and enhance regional computing supply capacity and utilization efficiency. The project is designed to support scalable deployment of computing resources through modular configurations that can be adapted to varying regional demand conditions. The first site for the Stars Distributed Intelligent Computing Center Project is planned to be located in Xinjiang or Chongqing Province, and on August 18, 2026 we entered into an investment cooperation memorandum with the People’s Government of Chongqing Province, in connection with a proposed 4,000P computing power project. As of the date of this annual report, the project remains in the planning and development stage, no definitive agreement has been entered into with any partner, and the timing, scale, and commercial outcomes remain subject to uncertainties.

Hardware Trading

We also engage in the procurement and trading of servers, graphics processing units (GPUs), and related high-performance computing components. In this capacity, we act as a supplier to enterprise customers seeking to build or expand computing infrastructure. Products include standardized server configurations and customized hardware solutions tailored to customer technical requirements.

Hardware trading activities are generally transaction-based and involve bulk purchases from upstream suppliers followed by resale to enterprise customers. These activities complement our computing resource aggregation services by supporting infrastructure build-out.

AI Industry Application Solutions

We provide AI industry application solutions tailored to customer-specific operational needs. These solutions may include system integration, deployment support, algorithm configuration, and other application-layer services designed for particular business use cases.

A core enabling technology supporting this segment is LingYanMiaoYu, our internally developed large language model platform, which serves as the underlying technical foundation for certain of our AI application solutions. LingYanMiaoYu is developed within our internal technology framework and utilizes a Transformer-based architecture. It is designed to support model fine-tuning, domain adaptation, and deployment across selected industry scenarios.

In November 2025, LingYanMiaoYu completed the generative artificial intelligence service filing with the Cyberspace Administration of China (CAC) in accordance with applicable PRC regulatory requirements. In addition, certain related algorithms underlying our application models have completed required algorithm filings with CAC.

Leveraging LingYanMiaoYu, we have developed multiple industry- and application-oriented model solutions targeting specific vertical scenarios. These include model solutions applied in AI-assisted video generation, cultural and tourism-related applications, and AI-enabled apparel design, among others. Such models are developed based on the foundation architecture of LingYanMiaoYu and adapted for defined industry use cases.

Relying on its low-cost and high-efficiency training and inference capabilities, LingYanMiaoYu can be flexibly deployed in government, education, technology, finance, and lifestyle service sectors, subject to applicable regulatory requirements and customer-specific implementation arrangements.

These model solutions are customized and priced independently based on customer requirements, project scope, and technical complexity. These solutions are typically delivered through project-based arrangements and involve close coordination with customer technical teams.

We have begun commercializing LingYanMiaoYu and our related technology capabilities through customer service arrangements. These arrangements include providing enterprise customers with API-based access to LingYanMiaoYu and other models, together with integration, account administration, usage management and technical support services, enabling customers to incorporate our models into their own business systems. We have also entered into customer arrangements for related computing services.

In addition, the trial version of consumer-facing portal for LingYanMiaoYu was launched on December 1, 2025 under the application name “LingYanMiaoYu”. On July 14, 2026, LingYanMiaoYu was officially launched. LingYanMiaoYu is powered by MAAS’s proprietary AI infrastructure and advanced Mixture-of-Experts (“MoE”) architecture. With a total parameter scale of 9 billion, the model dynamically activates selected expert networks on demand during inference, reducing computational costs while improving concurrency and response efficiency. The portal is currently available to consumers free of charge and has not generated direct revenue. At this stage, it is intended primarily to expand consumer access to LingYanMiaoYu and direct user traffic to other services available through our service platform, including electricity-related services, mobile account top-ups, utility bill payments and electric vehicle charging services. Accordingly, commercialization of the consumer portal remains at an early stage.

Health and Wellness Products

We conduct our health and wellness product business through operating entities acquired as part of the Carve Group acquisition and Oriental Grove acquisition. This business focuses on the development, production and commercialization of wellness products derived from natural ingredients, as well as the longer-term development of certain natural health resources. Our activities in this segment primarily relate to bird’s nest peptide raw materials and compounded finished products, with different product lines at varying stages of commercialization and market validation. For the Oriental Grove acquisition, we maintain inventory consisting primarily of high-grade tea and there is no short-term plan to commercialize such inventory.

Bird’s nest peptide raw materials and compounded finished products

A significant portion of our health and wellness product business relates to bird’s nest peptide raw materials and compounded finished products. These products are positioned as premium wellness offerings and are developed for consumption as nutritional and functional supplements. Our products involve additional processing beyond traditional cleaning and soaking steps. Our bird’s nest peptide products are produced through a proprietary extraction process that differs from the enzymatic hydrolysis approach commonly used by others for protein extraction, and the extracted material is further processed into powder-form products. These powder-form products may be provided as functional bird’s nest peptide ingredients for downstream applications or compounded into finished products with standardized nutritional specifications.

In our product portfolio, we focus primarily on bird’s nest ingredients and products that are designed to be more convenient for end users to easily carry and use compared to traditional forms of bird’s nest in the market, such as raw “bird’s nest cakes,” ready-to-eat bottled bird’s nest, and certain freeze-dried forms. The products are easier to digest, absorb, and utilize by the body due to their small molecular structure. In addition, we offer multiple product lines and stock keeping units designed to address different consumer preferences and usage scenarios. Certain customers use our existing bird’s nest product categories as inputs for application development, and we may support a number of customers with customized specifications or application-oriented customization, while most products remain based on our standard specifications.

Wild Ginseng Resources, High-Grade Tea and Other Natural Ingredient Products

In addition to bird’s nest products, our health and wellness product business includes activities related to wild ginseng resources, high-grade tea and other natural ingredient products. These activities are focused on the cultivation, conservation and long-term development of natural ingredient resources, rather than the near-term commercialization of finished consumer products. As of the date of this annual report, wild ginseng related activities remain at an early, pre-commercial stage. A relatively small amount of revenue was generated from sales of wild ginseng resources in fiscal year 2026, and we have no short-term plans to further commercialize such inventory. Wild ginseng activities are characterized by extended cultivation and growth cycles, as well as heightened regulatory oversight and quality control requirements. Any future development or commercialization of wild ginseng based products would be subject to successful completion of cultivation cycles, compliance with applicable regulatory requirements and market conditions, and there can be no assurance as to the timing or feasibility of such commercialization. We maintain inventory of high-grade tea, from which a relatively small amount of revenue was generated in fiscal year 2026. We have no short-term plans to further commercialize this inventory.

Our health and wellness product business also includes other natural ingredient related development activities that involve resource cultivation and long-term asset development, rather than immediate market deployment. These activities generally follow operational processes similar to those used in our broader natural ingredient business, including ingredient sourcing, formulation research, processing, packaging evaluation and distribution planning, but remain primarily focused on resource preparation and capability building at this stage.

Insurance Agency Services and Wealth Management Services

Insurance agency business of AIFU was our largest business segment, accounting for 93.1% of our net revenues for the fiscal year ended June 30, 2025. Revenue from this segment was derived from two broad categories of insurance agency services: (i) life insurance business, and (ii) non-life insurance business, both primarily focused on meeting the insurance needs of individuals.

For life insurance and non-life insurance agency services offered to individual clients, our sales agents used the application or WeChat public account of “LA App” to process the transactions online. We received commission fees from insurance companies for the distribution of insurance products based on a certain percentage of the premiums paid by the individual policy holders. We also received volume-based performance bonus on a semi-annual or annual basis when we achieve the agreed target of aggregated sales volume of insurance policies facilitated by us.

As a result of the AIFU Reorganization, we no longer exercise control over AIFU. AIFU and its insurance agency services are no longer consolidated in our consolidated financial statements after December 2025.

For wealth management services, we provided our clients with a wide range of product offerings including publicly raised fund products and privately raised securities investment fund products. Our wealth management service business accounted for 6.9% of our net revenues for the fiscal year ended June 30, 2025. Since December 2020, we have provided online services for our privately raised fund products through the app “Puyi Fund” in the same manner as for publicly raised fund products. The app “Puyi Fund” provided up-to-date product-related information online through which clients can execute transactions and monitor their investments portfolio. We received distribution commissions for almost all of wealth management products distributed by us. In addition, we received performance-based fee income for certain privately raised funds we distributed. We discontinued our wealth management services in September 2025.

For description of our insurance agency services and wealth management services, see “Item 4.B. Business Overview – Our Services – Insurance Agency Services” and “Item 4.B. Business Overview – Our Services – Wealth Management Services” in our annual report on Form 20-F for the fiscal year ended June 30, 2025.

Sales and Marketing

Our sales and marketing activities are designed to support the commercialization and long-term development of our operating businesses. We employ differentiated sales and marketing approaches across our business lines, reflecting differences in customer profiles, purchasing behavior, product characteristics and commercialization stage. Our sales and marketing efforts emphasize disciplined expansion, targeted customer engagement and controlled deployment rather than rapid, large-scale growth.

Smart Technology and New Energy Solutions

Our smart technology and new energy solutions sales and marketing activities are conducted through Qingdao Maisi. These activities are conducted through a combination of direct engagement, project cooperation arrangements and limited agency or distributor relationships, depending on product category, deployment model and customer type. Sales activities are primarily oriented toward business and institutional customers rather than mass-market retail consumers.

Sales Channels and Customer Types

Sales activities are primarily directed toward enterprise, institutional and site-based customers, including energy companies, infrastructure operators, transportation-related operators, local government–affiliated entities, and commercial site owners. The sales of our equipment and certain products and services are also marketed through regional agents or sales partners on a non-exclusive basis in specific geographic areas. We also engage directly with large enterprises and institutional customers, including state-owned enterprises, infrastructure operators and energy-related entities, through project based direct sales. Customers on this channel typically evaluate products and solutions in connection with specific deployment scenarios, such as highway service areas, transportation hubs, public facilities or other large-scale sites. Transactions under this channel are generally negotiated on a project-by-project basis and may involve equipment sales, deployment arrangements or service cooperation structures. While this channel does not necessarily generate recurring or high-frequency revenue, it plays an important role in validating product capabilities, supporting market entry into regulated or infrastructure-oriented environments and enhancing industry recognition.

Our customer acquisition channels also combine online content promotion and offline conversion. This model utilizes digital content distribution and live demonstration formats on major social media and short-video platforms to introduce products and application scenarios, generate customer interest and collect potential customer leads. These leads are subsequently followed up through direct communication, including telephone outreach, technical explanation and invitation to in-person meetings or project discussions. This channel is designed to support nationwide customer outreach and to improve the efficiency of identifying and converting potential commercial customers through standardized digital processes rather than transaction-based retail sales.

In addition to direct engagement, we have established regional agent and distribution arrangements in certain geographic areas. Under this model, regional partners are responsible for localized market development, customer outreach and project coordination within designated territories, while we provide products, technical support and operational coordination. These arrangements are designed to support geographic expansion and local execution without relying on a nationwide standardized dealership system. Our regional distribution activities currently focus on selected provinces and municipalities where local partners have been established to support project implementation and customer servicing.

Sales arrangements are generally project based or transaction specific rather than long-term framework purchase agreements. Customer relationships typically do not involve long-term minimum purchase commitments, and revenue is generated through a combination of equipment sales, service fees or revenue sharing arrangements depending on the applicable business model. In certain cases, we utilize agency or cooperative sales structures, including commission based or revenue sharing mechanisms, particularly in connection with regional distribution or joint operational projects.

Marketing Activities and Market Outreach

Sales and marketing activities are supported by internal coordination mechanisms designed to enhance operational efficiency and scalability. We work with established partners to develop standardized marketing materials and reference cases, which are used to enhance customer credibility and support business development efforts. Marketing content and case studies generated from these projects are deployed across multiple sales channels to promote consistent market messaging. We maintain centralized marketing materials and standardized operational guidelines to support regional agents and direct sales teams. These materials are designed to ensure consistency in product positioning, pricing frameworks and service offerings, while improving conversion efficiency at the local level. Feedback from regional markets and channel partners is incorporated into ongoing sales and marketing adjustments, and insights derived from customer interactions are used to refine product positioning, service structures and deployment strategies, supporting the continuous optimization of our sales and marketing execution.

Computing Power and Algorithm Solutions

Sales Channel Characteristics and Market Focus

Our computing power and algorithm solutions are primarily sold through a combination of direct sales and channel partner arrangements.

Direct sales are conducted by our internal sales team, which engages enterprise and institutional customers through project-based negotiations, technical discussions, and solution proposals.

Channel sales represent an important source of business development. We cooperate with five core channel agents whose sales teams collectively include more than 200 personnel. These channel partners provide regional coverage in Beijing, Shanxi, Xinjiang, Yunnan, Shaanxi, Chongqing, and other regions.

Our primary customer groups consist of government entities and enterprise customers. We have served more than 130 enterprise and institutional customers. Customers are generally engaged in digital transformation initiatives, intelligent upgrading of traditional industries, cultural tourism and media applications, and intelligent manufacturing. We also provide services to state-owned enterprises, centrally administered enterprises, and industrial park operators. Specifically, the computing power services segment primarily serves approximately 30 customers; the hardware trading segment primarily serves approximately 56 customers; and the AI industry application solutions segment primarily serves approximately 97 customers. Certain customers may purchase our services and products across our computing power and algorithm solutions, and accordingly there is overlap among the customer bases of above three categories.

Since the end of fiscal year 2026, Huazhi Group has entered into a number of customer contracts for its computing power and algorithm solutions, including an enterprise AI application development agreement with Zhongchuang Liankong Holdings (Zhejiang) Co., Ltd. with a contract value exceeding RMB10 million, announced in July 2026, a twelve-month computing services agreement with Guangzhou Chuangyan Information Technology Co., Ltd. with a contract value of RMB14.76 million and a twelve-month computing services agreement with Beijing VirtAI Technology Co., Ltd. with a contract value of RMB76.8 million, each entered into by Huarong Future (Sichuan) Technology Co., Ltd., a wholly-owned subsidiary of Huazhi Future, and three two-year token-based model access agreements with an aggregate contract value of RMB23.52 million, each announced in September 2026. There can be no assurance that the contract values will be realized in full.

Marketing Activities

Due to the nature of this business, our sales activities are primarily conducted through our direct sales team and channel partners. Channel partners represent an important source of business development. We provide channel partners with comprehensive product training and sales training to support customer engagement and solution delivery.

Health and Wellness Products

Our health and wellness products are primarily sold to business consumers and individual customers through a combination of direct sales channels and distributor-supported arrangements. Sales activities vary by product category and are structured to support ongoing consumer usage rather than one-time transactions. Sales activities are primarily organized around two core product categories: (i) bird’s nest peptide raw materials, and (ii) finished or formulated products that use bird’s nest peptide as a core ingredient. These two product categories are distributed through different channels and target different customer groups.

Sales Channel Characteristics and Market Focus

Bird’s nest peptide products are sold primarily to business customers. These customers primarily include manufacturers of dietary supplements, functional foods, flavor-enhanced foods, and, to a lesser extent, cosmetic product manufacturers. The bird’s nest peptide is supplied as a standardized raw material that business customers incorporate into their own downstream products, rather than being sold directly to individual consumers. Sales to business customers are conducted through a combination of direct sales and agency arrangements. We sell directly to a number of end customers, while also working with agents who distribute bird’s nest peptide raw materials to additional business customers. Customer relationships are generally transaction based and driven by recurring purchase orders rather than long-term exclusive supply agreements. These business sales are not concentrated on a single customer. Instead, sales are distributed across approximately six to ten major customers, with purchase volumes being relatively balanced among them. While certain customers may request limited customization to meet specific application needs, most sales are based on our existing standardized product specifications, allowing the same bird’s nest peptide raw materials to be supplied to multiple customers.

Finished products that incorporate bird’s nest peptide as a core ingredient are sold under our own brands and are primarily distributed to individual consumers. These products are sold through a mix of online and offline channels. We previously operated stores on other major e-commerce platforms but later consolidated our online retail efforts to focus on JD.com due to considerations relating to platform costs and marketing efficiency. Beginning in August 7, 2026, we began livestreaming through our brand-operated storefront on WeChat Channels as part of our efforts to expand our online sales presence. Offline distribution includes cooperation with pharmacy chains and selected healthcare-related outlets, as well as smaller distribution channels such as private health clinics. In addition, a portion of consumer sales is generated through direct referrals and relationship-based channels, including customers introduced through industry exhibitions, seminars, and product presentations. These customers often make repeat purchases for personal or family use based on familiarity with the products and the brand. Sales of finished products are generally conducted on a non-exclusive basis and do not rely on long-term sales contracts. Distribution arrangements are flexible and adjusted based on channel performance and market feedback.

For bird’s nest peptide raw materials, sales activities emphasize technical communication and application support, including participation in industry conferences, professional forums, and technical seminars related to nutrition, functional foods, and ingredient applications. These activities are primarily aimed at increasing awareness and adoption among our business customers. Beginning in fiscal year 2026, we expect to continue our research and development efforts to broaden the potential applications of our bird’s nest peptide ingredients. These efforts include developing formulations tailored to the nutritional and functional needs of specific demographic groups, with an initial focus on older adults and mothers and infants. The relevant formulations are currently undergoing preliminary research and small-batch testing. Their further development and commercialization will depend on, among other factors, testing results, regulatory requirements, production feasibility and market acceptance.

For finished products, sales efforts focus on brand visibility and consumer education, particularly through online platforms and social media channels, as well as targeted offline collaborations with pharmacies and health related outlets. In the second half of calendar year 2026, we reduced the retail prices of certain bird’s nest peptide-based products to broaden their market appeal and reach a wider range of consumers. These price adjustments were supported by lower raw material procurement costs and improved extraction and processing efficiencies. Overall, our sales and distribution model reflects a dual track approach, with business raw material sales providing a significant portion of current revenue and consumer-oriented finished products supporting brand development and market presence.

Marketing Activities

Marketing activities for our health and wellness products emphasize brand credibility, product quality and ingredient sourcing. We focus on educating consumers regarding product characteristics and intended usage without making unsubstantiated claims. Brand recognition is developed gradually through consistent messaging, product experience and customer referrals. Marketing methods may include a combination of offline promotional activities, digital outreach and targeted campaigns.

In addition to routine sales activities through selected channels, certain product categories are introduced to customers and channel partners through product presentations, technical briefings and educational sessions, including seminars, product briefings and industry-related forums, which are primarily conducted to explain product attributes, processing methods and application scenarios. These activities are typically targeted at distributors, channel partners and specific customer groups and are intended to support product understanding and application, rather than mass-market promotion.

As part of our marketing strategy after the reporting period, we plan to broaden the positioning and distribution of our bird’s nest peptide products. Beginning in the second half of calendar year 2026, we intend to supplement our traditional offline channels with broader online distribution and expand our marketing beyond the products’ functional attributes to include gifting occasions, with the aim of reaching a wider range of consumers and use cases.

Technology Research and Product Innovation

A portion of our business strategy is focused on developing and commercializing differentiated products and solutions across our businesses of smart technology and new energy solutions, computing power and algorithm solutions and health and wellness products. We believe that product innovation is an important component of building sustainable operating platforms in these areas, particularly as certain of our acquired businesses are at early stages of commercialization or market expansion.

Smart Technology and New Energy Solutions

In our smart technology and new energy solutions business, product innovation is focused on the development and deployment of technology enabled solutions designed to address specific operational and usage scenarios. Our technology development is primarily focused on the core control and energy management capabilities that support our mobile energy storage charging robots and related electric vehicle charging equipment. In particular, we design and develop key software and control systems internally, including our BMS and EMS, which are used to monitor battery cell status and safety parameters and to manage charging, discharging and overall energy usage at the system level. Our self-developed systems support operational monitoring functions, including visibility into charging and discharging activity and battery status through software interfaces. For example, in connection with our mobile energy storage charging robots, our systems are designed to manage the operating status of multi cell battery packs, including temperature and state of charge across individual cells, and to manage overall energy dispatch and usage for the equipment.

We also develop embedded control software used in our control boards and related components. The core embedded programs are written by our in-house team and are burned to chips used in our control hardware. While we procure certain mature third party components and modules (such as certain power or high voltage related modules) where the technology is already standardized, our development efforts are focused on the integration layer and the control logic that enables our equipment to operate as an integrated system. In addition, our product development efforts include continued refinement of specifications and performance based on field deployment feedback and testing, including technical validation and environmental adaptability testing for certain products that are in testing or early rollout stages.

We also maintain an intellectual property strategy aligned with our technology roadmap, including V-to-V charging hardware and the related platform based system. These product lines remain under development, and commercialization will depend on completion of development and testing, integration of hardware and software systems, and customer adoption. Innovation efforts are driven by functional performance, deployment feasibility, system reliability and adaptability to customer use cases rather than consumer branding considerations. Product development and refinement may involve iterative testing, pilot deployments and technical adjustments prior to broader commercialization. The pace and success of innovation in this segment depend on technological feasibility, customer adoption, regulatory developments, infrastructure compatibility and the availability of supporting operational and service capabilities.

Computing Power and Algorithm Solutions

Huazhi Group conducts its technology development activities through its Product and Technology Center, which is responsible for system design, solution optimization and application-level innovation supporting our computing power and algorithm solutions services. As of the date of this annual report, the center consists of 18 core research and development personnel organized across product development, AI algorithm development, technical support and operations functions.

As of the date of this annual report, Huazhi Group holds 33 registered trademarks, 44 registered software copyrights and 4 registered patents in the PRC. These intellectual property rights primarily relate to software systems, operational management tools and application-level solutions supporting our computing power aggregation and algorithm related service offerings. We rely on this portfolio of intellectual property to support the stability and functionality of our service platform and to enhance operational efficiency.

Health and Wellness Products

In our health and wellness product business, technology research and product innovation activities are primarily focused on the processing, formulation and application development of natural ingredients, with particular emphasis on bird’s nest-based products and related functional formulations. Product development activities are mainly conducted through Glyken, primarily supporting the conversion of raw bird’s nest materials into standardized intermediate and finished products suitable for consumer use and downstream functional applications. Our research and development work centers on three main areas: (i) patented physical heating separation extraction technologies applied to bird’s nest raw materials, (ii) formulation optimization for functional and peptide based products, and (iii) application testing and validation for different product formats and usage scenarios. These activities are intended to improve product consistency, functional performance and scalability while maintaining compliance with applicable food safety and regulatory requirements.

●	Pre-extract Processing Technology and Physical Heating Separation Extraction. We have our own patented technology to use fully automatic processing line to clean and remove the impurity in the bird’s nest with high productivity and effectiveness before extraction. After cleaning, we utilize patented physical heating separation and extraction techniques to process bird’s nest raw materials into functional small molecular structure peptide suitable for further formulation. This process involves the controlled use of physical heating for soaking, stirring, filtration, and centrifugal separation to break down bird’s nest proteins and related components such as Sialic Acid under specific temperature, time, pressure and speed conditions. We focus on optimizing processing parameters to improve yield, stability and reproducibility of the resulting intermediate products. Processing tools are designed by us, together with certain auxiliary processing inputs used in the extract process are made and bought from third party suppliers with relevant technical qualifications. We conduct process design and parameter control internally to obtain different types of small molecular structure bird’s nest peptide, while certain specialized processing steps may involve cooperation with external processors depending on formulation requirements, scale and technical complexity.

●	Formulation Development and Optimization. The formulation development and optimization is based on our continuous research and experiments. Following initial processing, we conduct formulation development to convert different processed types of small molecular bird’s nest peptides into finished products or functional intermediates. Formulation work includes adjusting concentration levels, combining small molecular bird’s nest peptide derived components with other permitted ingredients, and testing different product forms such as liquids, powders and other delivery formats. Formulation optimization is carried out to address factors such as taste, stability, solubility, shelf life and compatibility with different consumption or application scenarios. Some products are developed based on standardized specifications, while a limited number of products may involve customized formulation parameters to meet specific application requirements.

●	Application Testing and Technical Validation. We conduct application testing to evaluate how processed bird’s nest peptide products perform in different product formats and usage conditions. This includes internal testing and, where appropriate, cooperation with external institutions and laboratories. We have engaged in technical cooperation with academic institutions, including South China University of Technology, in areas such as processing techniques, formulation research and application validation. These cooperative efforts are intended to support technical verification, improve formulation design and enhance understanding of functional characteristics of bird’s nest peptide and derived products. Such cooperation does not guarantee commercial success and may require additional development time and resources before results can be translated into scalable products and market-ready applications.

Our approach to product innovation emphasizes disciplined development and measured commercialization rather than rapid expansion. We seek to identify products and solutions with defined use cases and potential demand, refine product specifications based on operational feedback and gradually expand market presence as products mature. We do not pursue innovation solely for exploratory purposes and instead focus on products and solutions that can be integrated into our broader operating platforms over time. Our innovation efforts may require ongoing investment in product development, testing, sourcing, technology refinement and operational support. These efforts may not result in commercially successful products, and delays or challenges in product development or market acceptance could adversely affect our business, financial condition and results of operations.

Customers

Our customer base varies by business segment and reflects the distinct commercialization models of our businesses of smart technology and new energy solutions, computing power and algorithm solutions and health and wellness products.

Smart Technology and New Energy Solutions

Our smart technology and new energy solutions business serves a diversified customer base that includes public sector entities, state owned and private infrastructure operators, transportation related service providers, and commercial counterparties involved in electric vehicle charging and energy services. Customers are generally engaged through project based arrangements, service agreements or equipment related contracts, depending on the product category and deployment model.

For mobile energy storage charging solutions, customers primarily include highway service area operators, transportation infrastructure managers and regional service providers that require flexible charging capabilities without permanent charging infrastructure. In these arrangements, mobile energy storage charging equipment is deployed to support emergency charging, peak demand coverage or temporary service needs. Typical contracts include emergency charging equipment leasing and service agreements for highway service areas and roadside assistance scenarios, under which charging services are provided on a usage basis or through defined service fee structures. For service oriented offerings built around mobile energy storage charging robots, customers include site operators and energy related partners that participate in cooperative operating models. Under these arrangements, equipment is deployed at agreed locations and charging services are provided to end users, with revenues generated from charging activities shared between the parties based on contractual allocation mechanisms. These customers typically provide site access and basic operational support, while charging equipment operation and technical management are handled through the deployed systems.

For fixed energy infrastructure solutions, customers are primarily public institutions and site owners such as local government entities, public parking facility operators, hospitals, schools and transportation corridor operators. In these projects, fixed charging facilities are invested in, constructed and operated as integrated infrastructure assets. Contracts typically cover site cooperation, construction, operation and revenue arrangements, and charging sites may include multiple charging units along with supporting electrical infrastructure such as transformers and cabling systems. For fixed energy storage system products, customers are generally commercial and industrial users seeking energy management, peak shaving or backup power solutions. These products are typically deployed under project based arrangements and may remain in early commercialization or pilot stages depending on the application scenario and customer requirements.

In addition, certain customers engage with us through equipment sales agreements for specific products, including intelligent charging equipment and integrated energy storage solutions. These transactions may involve direct sales, customized deployment configurations or project specific technical requirements, depending on the customer and use case.

Customer arrangements vary by product category and deployment model. Service and cooperation arrangements are typically short- to medium-term or project-specific, while infrastructure-related projects may involve longer operational horizons tied to specific sites. We do not generally enter into long-term customer purchase contracts covering standardized volumes or guaranteed usage levels, and sales cycles may vary depending on project complexity, site conditions, regulatory considerations and customer decision processes. We do not rely on a single customer or a single category of customers for a substantial portion of revenues. Customer relationships are generally established on a project by project or contract by contract basis, and contract duration, pricing mechanisms and revenue models vary depending on the nature of the product, service scope and deployment environment.

Computing Power and Algorithm Solutions

Our customers are primarily government and enterprise entities. Our customer base is mainly in sectors undergoing digital transformation and intelligent upgrading, including traditional industry digitalization, cultural tourism and media applications, and intelligent manufacturing. These sectors represent our core strategic development areas.

We also provide services to state-owned enterprises, centrally administered enterprises, and industrial park operators. It typically involves relatively larger contract values and will have demonstration effects within their respective industries or regions. Successful project implementation with these customers may provide reference cases that support subsequent business development and enhance market credibility.

As of the date of this annual report, we have served more than 130 enterprise and institutional customers. Specifically, the computing power services segment primarily serves approximately 30 customers; the hardware trading segment primarily serves approximately 56 customers; and the AI industry application solutions segment primarily serves approximately 97 customers. Certain customers may purchase our services and products across our computing power and algorithm solutions, and accordingly there is overlap among the customer bases of above three categories.

Health and Wellness Products

Customers for our health and wellness products are primarily located in China and consist of a combination of individual consumers and business customers, depending on product category and stage of commercialization. Our customer base varies across product lines and reflects the differing usage scenarios, purchasing behavior and application requirements associated with traditional bird’s nest based products, bird’s-nest peptide products and other functional formulations.

For bird’s-nest peptide products and other functional formulations, customers include both individual consumers and business customers, depending on product format and intended application. Certain peptide based products are sold as finished consumer products, while others are supplied as functional inputs or ingredients used by downstream customers for further application development. In these cases, customers may evaluate products based on functional attributes, formulation characteristics, stability requirements and suitability for specific usage scenarios. A limited number of customers may request application-oriented specifications, while most products are supplied based on standard product specifications. Demand in this category is influenced by product authenticity, ingredient quality, processing standards and consumer familiarity with bird’s-nest products. Customer relationships in this segment are generally transactional in nature and fulfilled through established retail and e-commerce channels.

With respect to wild ginseng related activities, operations are currently in a development and cultivation stage. As such, there are no active customers for wild ginseng products at this time, and only a relatively small amount of revenue has been generated from sales of wild ginseng products. As a result of the Oriental Grove acquisition, we maintain inventory of high-grade tea and only a relatively small amount of revenue has been generated from sales of tea products.

Customer demand in this segment is influenced by factors such as product quality, brand perception, perceived health benefits, pricing and repeat purchasing behavior. Sales to end consumers are typically conducted through consumer oriented distribution channels, which may include direct-to-consumer platforms, third-party e-commerce platforms and selected offline channels. We currently do not rely on a single customer or a small number of customers for a majority of sales in this segment, although overall sales volumes may be affected by the performance of specific distribution channels or platforms. Certain products in this segment are at early stages of market introduction and as a result, customer purchasing patterns may be uneven and subject to change as products mature and market acceptance develops.

Suppliers and Sourcing

Our sourcing and supplier relationships also differ by business segment.

We seek to mitigate the impact of supply-chain disruptions and macroeconomic volatility through supplier and partner diversification, modular technology architecture, phased project implementation, contractual risk controls and ongoing cash-flow management.

Smart Technology and New Energy Solutions

We adopt a system integration focused sourcing strategy, under which core components and materials are procured from established third-party suppliers, while we also concentrate on system architecture design, software development, integration, testing and commercialization.

Key Components and Supply Sources

Our principal suppliers provide the following categories of components:

●	Battery Cells. Battery cells used in our mobile charging robots and energy storage systems are primarily sourced from established lithium battery manufacturers with large-scale production capacity and recognized market presence. Battery cells represent the most critical and cost-significant raw material and directly affect product performance, safety and lifecycle. We employ a dual-supplier strategy for battery cells to mitigate supply chain risk and enhance pricing flexibility.

●	Power Electronics and Charging Modules. High-voltage charging and power conversion modules are mainly sourced from third-party suppliers specializing in new energy power electronics. These modules are essential to our charging infrastructure and energy storage solutions and are widely used in the industry.

●	Electrical Interfaces and Connectors. Charging gun heads, sockets and related electrical connection components are sourced from recognized suppliers of high-reliability electrical connection products.

●	Mechanical Structures and Enclosures. Customized metal enclosures, battery pack housings, chassis frames and related structural components are sourced from third-party fabrication partners. These suppliers manufacture components strictly in accordance with our technical drawings and specifications.

Our sourcing strategy emphasizes supplier diversification, particularly for key components such as battery cells, which are procured from multiple qualified suppliers to mitigate the risk of supply chain disruptions and to enhance procurement flexibility. By avoiding reliance on a single supplier for critical inputs, we seek to maintain continuity of production and delivery even in the event of temporary market fluctuations or supplier-specific constraints. In addition, we primarily utilize standardized and commercially available components for non-core parts, which are widely used in electric vehicle charging and energy storage applications. This approach allows us to substitute suppliers when necessary, without significant redesign or operational disruption, supporting both supply chain resilience and cost control.

Supplier selection is based on a combination of factors, including technical capability, product quality, production capacity, delivery reliability and compliance with applicable industry standards. We conduct ongoing evaluations of supplier performance to ensure that components meet their technical specifications and quality requirements, particularly for components that directly affect system safety, performance and service life. Our sourcing model is designed to support scalable production and competitive procurement pricing as business volume increases. Based on current market conditions and supplier availability, we do not consider itself to be materially dependent on any single supplier. We believe that alternative suppliers are available for substantially all major components, and that any temporary supply disruption could be addressed without a material adverse effect on its business, financial condition or results of operations.

Computing Power and Algorithm Solutions

Computing Power Services

Our computing power services depend primarily on sourcing of computing capacity from third-party providers.

We procure computing capacity from external suppliers and integrate such capacity into scalable computing resource pools for allocation to enterprise customers. These arrangements enable us to provide computing power leasing and resource coordination services without manufacturing or hosting hardware infrastructure.

The sourcing of computing capacity is subject to market conditions, including supply availability, pricing fluctuations, data center resource constraints and delivery timelines. Market demand for high-performance computing resources may affect procurement costs and service margins. While we seek to manage supplier relationships and capacity planning, computing resource availability and cost variability may impact project timing and profitability.

Hardware Trading

Our hardware trading business depends on the procurement of servers, GPUs and related high-performance computing components from third-party suppliers for resale to enterprise customers. We purchase servers and related hardware equipment in bulk from upstream suppliers and resell such products to customers seeking to build or expand computing infrastructure. We do not manufacture semiconductor components or server hardware.

Pricing and availability of servers and GPU-based systems are influenced by market supply and demand dynamics, component availability, global semiconductor market conditions and supplier production capacity. Fluctuations in procurement costs or supply constraints may affect margins and delivery schedules.

While we work with multiple suppliers to support procurement flexibility, our hardware trading activities remain subject to ordinary commercial supply risks, including pricing volatility and delivery lead times.

Health and Wellness Products

Our health and wellness product business relies on the sourcing, processing and commercialization of premium natural ingredients used in functional nutrition and wellness products. These sourcing activities are conducted through operating entities acquired as part of the Carve Group acquisition.

Key Raw Materials and Ingredient Sources

Our primary raw materials include bird’s nest related inputs and other natural or functional ingredients used in the development of health and wellness products. Certain products incorporate ingredients derived from traditional natural sources that require specialized procurement, processing and quality control. In particular:

●	Bird’s nest related products. For bird’s nest based products, the primary raw material is raw edible bird’s nest. Raw bird’s nest materials are sourced from Southeast Asia, principally Malaysia, through established upstream suppliers that collect and aggregate bird’s nests from local production regions. These suppliers are responsible for the initial collection, cleaning, picking out the feathers and export of raw bird’s nest materials in compliance with applicable local regulatory requirements. We do not directly engage in bird’s nest harvesting activities. Upon procurement, raw bird’s nest materials are transported to our processing facilities in China. The materials will be inspected with bird’s nest raw material inspection criteria. After quality acceptance, the raw materials undergo multiple processing steps including automatic mechanical cleaning, impurity removal, simultaneously pulverized into ultrafine bird’s nest powder ready for extraction of bird’s nest peptide. Through the inspection of incoming bird’ nest materials, we ensure that the nutritional content of the bird’s nest meets the required standards, which forms the foundation for the nutritional efficacy of the final product. Moreover, the preliminary pre-processing of bird’s nest raw materials provides clean and high-purity raw materials directly suitable for subsequent extraction processes, thereby guaranteeing the stability of production yield and product quality.

●	Functional and peptide based formulations. For bird’s nest peptide and functional formulation products, additional processing inputs are required beyond those used for traditional bird’s nest products. These products involve the conversion of bird’s nest raw materials into small-molecule functional nutrients (peptide) that are more easily absorbed and utilized by the human body through processes such as physical heating separation extraction. Formulation design and key processing parameters are controlled internally based on our continuous research and experiments, while certain processing or scaling activities may involve cooperation with external partners depending on formulation requirements and production scale.

●	Wild ginseng related resources. The Carve Group owns forestry based natural resources, including wild ginseng related assets. These resources support future product development initiatives rather than large-scale commercial sales at this stage. Products derived from such resources may require extended development timelines, regulatory approvals, market testing and consumer acceptance before contributing meaningfully to revenue.

●	High-grade tea. Oriental Grove maintains an inventory of high-grade tea. As of the date of this annual report, we are at an early stage of commercializing such inventory.

The sourcing of natural raw materials, particularly bird’s nest, is subject to factors including seasonal availability, geographic origin, regulatory oversight, quality standards and market pricing. Supply conditions may fluctuate due to changes in upstream production, export requirements or environmental factors. In addition, products that depend on specialized processing or early-stage technologies may face longer lead times or scalability challenges. While we seek to mitigate these risks through supplier diversification, quality controls and production planning, there can be no assurance that supply disruptions or cost increases will not adversely affect product availability, margins or commercialization timelines.

Packaging and Ancillary Materials

Packaging materials, including containers, labels and related components, are sourced from third-party suppliers. Packaging design and specifications are tailored to product positioning, regulatory requirements and consumer preferences. The availability and cost of packaging materials may be affected by market conditions and supplier capacity. We work with external packaging suppliers to customize packaging designs for different product categories and stock keeping units. Packaging suppliers are selected based on production capability, quality standards and delivery timelines. Packaging materials are procured separately from raw ingredient sourcing and are integrated into the production process following product formulation and preparation. The availability and cost of packaging materials may be affected by supplier capacity, material pricing and market conditions. While we maintain working relationships with multiple suppliers, packaging procurement remains subject to ordinary commercial supply risks.

Competition

Competition in our operating businesses is significant and is driven by factors including product quality, pricing, brand recognition, distribution reach, product differentiation, technology performance, service capability and compliance with evolving regulatory requirements. Our competitors range from established operators with larger scale, longer operating history and greater financial resources to smaller and emerging operators that compete on price or niche positioning.

Smart Technology and New Energy Solutions

The markets in which we operate through Qingdao Maisi are competitive and evolving, with participants ranging from established infrastructure operators and equipment manufacturers to emerging technology-driven solution providers. Competition varies by product category and deployment model and is influenced by factors including technological capability, system reliability, deployment flexibility, pricing, operational experience, regulatory compliance and the ability to deliver integrated solutions.

In the mobile energy storage charging segment, we compete primarily with traditional fixed charging infrastructure operators, portable charging equipment providers and, to a more limited extent, manufacturers of battery trailers or emergency power vehicles. Compared to fixed charging stations, our mobile energy storage charging solutions are designed to address scenarios where permanent infrastructure is unavailable, impractical or uneconomical, including temporary, emergency or high-demand locations. Barriers to entry in this segment include system integration capability, battery management and energy management performance, field deployment experience and operational reliability under real-world conditions.

In the fixed charging pile and fixed energy storage system segment, we face competition from conventional charging station developers, energy storage system integrators and local infrastructure operators. These competitors often focus on long-term, site-specific infrastructure projects that require substantial upfront investment and longer deployment cycles. Our offerings in this segment compete based on project execution capability, integration with site requirements and operational efficiency rather than purely on equipment pricing.

In addition, we face competition from regional solution providers that operate through agency, cooperative or revenue sharing arrangements. In certain regions, competitors may benefit from established local relationships or government-supported initiatives. We seek to compete by combining equipment capability with flexible commercial structures, including service based and cooperative operating models, which are intended to lower customer entry barriers and improve deployment efficiency.

We believe that our competitive position is supported by our ability to offer differentiated deployment models across multiple application scenarios, our accumulated operational experience from completed projects and our ongoing development of platform-based and system-level solutions. However, increased competition, technological advancements by competitors or changes in regulatory or market conditions could adversely affect demand, pricing or market share.

Computing Power and Algorithm Solutions

In the computing power services market, competition is primarily influenced by the ability to access stable upstream computing resources, optimize resource allocation efficiency, maintain system reliability and provide responsive customer service. In recent periods, high-performance computing resources have been in relatively limited supply in China and globally, and demand has generally exceeded supply.

In the hardware trading business, competition primarily relates to the ability to obtain supply from upstream vendors and manufacturers and to satisfy customer procurement needs in a timely manner. Market demand for certain computing-related hardware products has at times exceed available supply. We compete with other distributors and resellers based on supplier relationships, product availability, pricing, delivery capability and after-sales service. Our competitive position depends significantly on our procurement capabilities.

In the AI industry application solutions market, the competitive landscape in China is relatively fragmented, and service offerings among providers are often similar. In this segment, competition is more price-sensitive and driven primarily by solution customization capabilities, client relationship management, industry experience and project execution efficiency. This service may experience service supply exceeds market demand, resulting in more intense competition.

Health and Wellness Products

The health and wellness products market in China is competitive and includes a broad range of participants offering bird’s nest products, functional nutrition products, herbal ingredient products and other wellness offerings. We compete with (i) companies offering premium or specialty bird’s nest products, including traditional prepared products and further processed functional formulations, (ii) manufacturers and brand owners that market functional nutrition products through online and offline channels, and (iii) smaller regional or niche operators that compete primarily on price.

Our products primarily compete based on processing approach, formulation design and functional positioning, rather than solely on scale or pricing. Unlike traditional bird’s nest products that emphasize minimal processing and customary consumption formats, we focus on controlled processing techniques, including patented physical heating separation extraction technologies, to convert bird’s nest raw materials into functional components suitable for diversified product formulations. This approach allows us to develop products with more consistent specifications, targeted functional attributes and broader application formats compared to conventional bird’s nest offerings. Competition in this segment is also influenced by consumer perceptions of ingredient authenticity, sourcing reliability and product safety. We emphasize sourcing traceable bird’s nest raw materials, including materials sourced from Southeast Asia, and maintaining standardized cleaning, grading and processing procedures. These factors are intended to address consumer concerns regarding authenticity, quality consistency and regulatory compliance, which are key competitive considerations in the bird’s nest market. Functional and peptide-based bird’s nest products represent an earlier stage and more specialized segment of the market. In this area, competition is shaped by technical capabilities, formulation know how and the ability to translate processing methods into commercially viable consumer products. We differentiate our products by controlling formulation parameters internally and by developing application oriented products designed for specific consumption scenarios, while recognizing that market acceptance, regulatory interpretation and consumer education remain important competitive variables. Overall, we compete in a fragmented and evolving market where differentiation is driven less by scale and more by processing methodology, formulation capability, sourcing discipline and the ability to align product characteristics with consumer expectations and regulatory standards. There can be no assurance that these differentiating factors will be sufficient to achieve or maintain competitive advantage as market conditions continue to evolve.

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish the products we distribute and our services from those of our competitors and contribute to our competitive advantage in the smart technology and new energy solutions industry, the health and wellness product industry and computing power and algorithm solutions industry. We rely on a combination of patents, copy right, trademark and trade secret as well as confidentiality agreements and non-compete covenants with our employees, sales agents, contractors and our third-party product providers. As of the date of this annual report, we hold 20 registered patents (including one for bird’s nest extraction method), 80 registered copyrights, 125 registered trademarks, and 5 registered domain names.

In our smart technology and new energy solutions business, intellectual property focuses on protecting proprietary technologies developed in connection with our mobile energy storage charging equipment, system integration architecture and related control and management technologies. We integrate external engineering resources where appropriate while maintaining ownership of all critical technological outcomes. Our core technologies cover areas including mobile energy storage systems, BMS, EMS, charging control logic, system integration architecture, and related software and platform technologies. We define key technical specifications, functional requirements and system frameworks for our products and solutions, ensuring that core technological decisions remain fully under our control. Engineering implementation, prototyping and testing for certain modules may be conducted in cooperation with specialized third-party partners under our technical direction.

In our computing power and algorithm solutions business, intellectual property rights primarily relate to software systems, operational management tools and application-level solutions supporting our computing power aggregation and algorithm related service offerings. We rely on this portfolio of intellectual property to support the stability and functionality of our service platform and to enhance operational efficiency.

While we believe that our intellectual property portfolio and technical capabilities provide a meaningful competitive advantage, we cannot assure that our intellectual property rights will not be challenged, circumvented or invalidated, or that competitors will not develop alternative technologies that achieve similar functionality. We also rely, in part, on intellectual property rights licensed from third parties, and any termination or limitation of such rights could adversely affect our operations.

In our health and wellness product business, brand identity and product differentiation are important. We seek to protect our brands through trademarks and related rights. We also develop and use proprietary know-how related to product processing, formulation and quality management. Certain product differentiation may also arise from packaging design, customer facing materials and product naming conventions, which are subject to risks of imitation by competitors. The market for wellness products, including bird’s nest products, is characterized by frequent entry of new products and brands, and product imitation and counterfeiting can occur.

Government Regulations

PRC Regulations Relating to Foreign Debt

We are an offshore holding company conducting operations in China through our PRC subsidiaries and the VIE and its subsidiaries, which are consolidated into our financial statements. As an offshore holding company, we may make additional capital contributions to our PRC subsidiaries subject to information filing (or approval where the relevant industry falls within the foreign investment negative list) with the competent local department of commerce, and the SAFE regulations concerning foreign exchange as discussed in “PRC Regulations Relating to Foreign Exchange,” subject to the applicable statutory ratio between registered capital and total investment. We may also make loans to the WFOEs and the VIEs, which are subject to foreign debt registration with SAFE or its authorized banks and the limitation on amount of foreign debt quota.

By means of such loans, our PRC subsidiaries and the VIE are subject to the relevant PRC laws and regulations relating to foreign debts. On January 8, 2003, the NDRC (then the State Development Planning Commission), SAFE and Ministry of Finance jointly promulgated the Circular on the Interim Administrative Measures for Foreign Debts, hereinafter referred to as the “Foreign Debts Administrative Measures,” which took effect on March 1, 2003, and was amended by NDRC Order No. 26 on May 30, 2015 and further amended by NDRC Order No. 51 on July 26, 2022. Pursuant to the Foreign Debts Administrative Measures, the total amount of foreign loans received by a foreign-invested company shall not exceed the surplus between the total investment in projects as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company and the available quota is further calculated by reference to the percentage of the foreign investor’s paid-in capital contribution. In addition, on January 12, 2017, the People’s Bank of China (the “PBOC”) promulgated the Circular on Matters Concerning Macro-Prudential Administration of Cross-Border Financing in General, hereinafter referred to as the “PBOC Circular 9”, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested companies and domestic-invested companies. Pursuant to the PBOC Circular 9, the upper limit of the risk-weighted cross-border financing balance for both foreign-invested companies and domestic-invested companies is calculated as the net assets of such companies multiplied by a cross-border financing leverage ratio of 2 and a macro-prudential adjustment parameter (initially set at 1 and subject to adjustment by the PBOC and SAFE from time to time). As to net assets, the companies shall take the net assets value stated in their latest audited financial statement. Domestic-invested enterprises (including the VIEs) are subject only to the macro-prudential regime, while foreign-invested enterprises may elect between this regime and the foregoing “total investment minus registered capital” regime..

On January 5, 2023, the NDRC promulgated Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, hereinafter referred to as the “Medium and Long-term Foreign Debts Measures”, which took effect on February 10, 2023. The Medium and Long-term Foreign Debts Measures was enacted principally to facilitate the orderly development of overseas financing by domestic enterprises, to promote the utilization efficiency of the Medium and Long-term Foreign Debts’ proceeds, and to forestall foreign debt risks effectively. The “Medium and Long-term Foreign Debts of the Enterprises” (hereinafter referred to as the “Foreign Debts”) is defined in the Medium and Long-term Foreign Debts Measures as debt instruments with terms over one year, borrowed from overseas by PRC domestic enterprises or the overseas enterprises/branches controlled by them, denominated in local or foreign currency, and with their principals to be repaid and interests to be paid as agreed. When borrowing Foreign Debts, the enterprises shall (i) complete the examination and obtain the requisite examination and registration certificate before borrowing (i.e., before the settlement of an offshore bond issuance or the first drawdown of a commercial loan) (ii) report and disclose relevant information, (iii) optimize use of foreign debts proceeds, (iv) manage risks properly, and (v) be cooperative in supervisions and inspections. The Measures also stresses that the proceeds raised as Foreign Debts shall not be used in a way threatening or impairing China’s national interests or economic, information or data security, or in a way that increases the implicit debts of local governments, nor shall such proceeds be applied in making up speculation or hyping, or on-lending to third parties, other than by banking financial institutions or where such on-lending is specified in the application materials and approved. The Medium and Long-term Foreign Debts Measures also apply to indirect overseas borrowing by PRC enterprises, i.e., where an enterprise whose principal business activities are in China issues bonds or borrows commercial loans overseas through an offshore registered entity, based on the equity, assets, revenues or similar interests of the PRC enterprise.

The PBOC Circular 9 does not supersede the Foreign Debts Administrative Measures. It provides a one-year transitional period from its promulgation date to foreign-invested companies, such as our WFOEs, which are permitted to choose their method of calculating the foreign debt upper limit based on either the Foreign Debts Administrative Measures or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, the PBOC and the SAFE were to issue further notices on the applicable calculation method for foreign-invested companies. As of the date of this document, no such further notice has been issued, and under the SAFE’s policy Q&As and the 2025 Operational Guidelines for Deepening the Facilitation of Foreign Exchange Administration for Cross-border Investment and Financing, foreign-invested enterprises continue to elect either regime by written application at the time of their first foreign debt contract registration; once confirmed, the elected regime may not be changed at will, except that an enterprise initially electing the “total investment minus registered capital” regime may switch to the macro-prudential regime on a one-way basis, and no further change is permitted thereafter..

In March 2020, the PBOC and the SAFE raised the macro-prudential adjustment parameter for enterprises and financial institutions from 1 to 1.25. On January 7, 2021, the PBOC and the SAFE issued the Circular on Adjusting Macro-Prudential Adjustment Parameter for Enterprises’ Cross-Border Financing, hereinafter referred to as the “Circular 5”, which adjusts the macro-prudential adjustment parameter in the formula for the upper limit of an enterprise’s outstanding risk-weighted cross-border financing balance. The Circular 5 lowers the parameter for enterprises from 1.25 to 1, while the parameter for financial institutions had separately been lowered from 1.25 to 1 in December 2020. On October 25, 2022, the PBOC and the SAFE jointly issued a notice providing that the macro-prudential adjustment parameter for enterprises’ and financial institutions’ cross-border financing was adjusted from 1 back to 1.25. On July 20, 2023, the PBOC and the SAFE jointly declared that the macro-prudential adjustment parameter for enterprises’ and financial institutions’ cross-border financing was adjusted from 1.25 to 1.5. To further improve the comprehensive cross-border financing macro-prudential management, continue to increase the cross-border funding sources for enterprises and financial institutions, and guide them to optimize their asset-liability structure, the PBOC and the SAFE have decided to increase the macro-prudential adjustment parameter for enterprises’ and financial institutions’ cross-border financing from 1.5 to 1.75, which took effect on January 13, 2025. Accordingly, the current upper limit of the risk-weighted cross-border financing balance for enterprises is 3.5 times their net assets, calculated as net assets multiplied by a cross-border financing leverage ratio of 2 and the macro-prudential adjustment parameter of 1.75.

PRC Regulations Relating to Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law (effective on July 1, 2024), the Foreign Investment Law (effective on January 1, 2020), and the Implementation Regulations for the Foreign Investment Law (effective on January 1, 2020). Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

PRC Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

The SAFE promulgated the Circular on Relevant Issues Relating to Foreign Exchange Administration for Overseas Investments and Financing and Round-trip Investments by Domestic Residents through Special Purpose Vehicles, hereinafter referred to as the “SAFE Circular 37” in July 2014 that requires PRC residents or entities to register with the SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

The SAFE Circular 37 was issued to replace the SAFE Circular 75 (the Circular on Relevant Issues Concerning Foreign Exchange Administration in Respect of Financing and Round-trip Investments by Domestic Residents through Overseas Special Purpose Vehicles. The SAFE further enacted the Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investment, hereinafter referred to as the “SAFE Circular 13” effective on June 1, 2015, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of the SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. Such Circular has been repealed by the Circular of State Administration of Foreign Exchange on Repealing and Invalidating Five Regulatory Documents and Certain Provisions of Seven Regulatory Documents, which was promulgated and took effect on December 30, 2019, in part, namely: sections 1.5, 1.6, 1.10, 1.11, 1.12, 1.13, 1.14, 1.16, 1.17, 1.18 and 1.19 of the Annex (the Guideline to Foreign Exchange Operation in Relation to Direct Investment) to said Circular.

On July 26, 2024, the PBOC and the SAFE jointly promulgated the Regulation on Foreign Institutional Investors’ Domestic Securities and Futures Investment Capital Administration, amending the Regulation on Foreign Institutional Investors’ Domestic Securities and Futures Investment Capital Administration which was promulgated on May 7, 2020 to the effect that (i) abolishing the administrative licensing requirement for QFII/RQFII to attend to capital registration with the SAFE, (ii) no longer distinguishing the RMB special deposit account for securities and derivatives transactions, (iii) no longer requiring conversion of the principal and investment return in the RMB account corresponding to the foreign currency account before remitting out, i.e. the RMB amount can be remitted out directly, and (iv) QFII/RQFII being able to handle foreign exchange spot settlement and sale and foreign exchange derivative product transactions by means of, among others, through other domestic financial institutions qualified to carry out foreign exchange settlement and sale business.

PRC Regulations Relating to Overseas Listing and Financing of Domestic Enterprises

On April 2, 2022, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration in respect of Overseas Securities Issuance and Listing by Domestic Enterprises (Draft for Comments), which was later amended by the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Offering and Listing of Securities by Domestic Enterprises promulgated by the CRSC, the Ministry of Finance, the National Administration for Protection of State Secrets and the National Archives Administration jointly on February 24, 2023, which took effect on March 31, 2023. The Provisions aims to (i) safeguard national economic security, (ii) protect social public interest, (iii) regulate confidentiality and archive administration concerning direct or indirect overseas offering and listing of securities by domestic enterprises, and (iv) facilitate enterprises’ overseas offering and listing activities in compliance with laws and regulations. The aforementioned provisions mainly comprises: (i) extending the application to enterprises listed overseas indirectly, as is consistent with the Provisional Administrative Measures for Overseas Offering and Listing of Securities by Domestic Enterprises, with the “PRC domestic enterprises” being defined to include domestic joint-stock companies offering or listing securities overseas directly and indirectly; (ii) adding procedural requirements and specifying confidentiality responsibilities of enterprises, i.e. when domestic enterprises providing or disclosing (or having provided or disclosed by the overseas listing entity) documents and materials to securities company, accounting firms, other securities service providers and overseas regulators, confidentiality laws and regulations shall be abided by; when domestic enterprises providing documents and materials to relevant securities companies and securities service providers, written explanation on details of sensitive information shall be provided and the securities companies and securities service providers shall keep such written explanation in proper custody for inspection; (iii) specifying accounting archive administration requirements, i.e. when domestic enterprises providing accounting archives or copies thereof to relevant securities companies, securities service providers, overseas regulators and other entities and individuals, the procedures under the relevant provisions of the State shall be followed; and (iv) specifying that, when overseas securities regulators and other competent authorities intend to investigate or collect evidence from the domestic enterprises and their domestic securities companies and securities service providers with respect to such domestic enterprises’ offering and listing of securities overseas and related activities, such investigation or evidence collection shall proceed under cross-border regulatory cooperation mechanisms; the CRSC and other competent authorities are to provide necessary assistance under bilateral or multilateral cooperation mechanisms as well as system guarantee for safe and efficient cross-border regulatory cooperation.

On December 24, 2021, the CSRC promulgated the Administrative Provisions of the State Council on Overseas Offering and Listing of Securities by Domestic Enterprises (Draft for Comments) and the Administrative Measures for Filing by Domestic Enterprises of Overseas Securities Issuance and Listing (Draft for Comments), both of which have been integrated into the Trial Measures promulgated on February 17, 2023, which took effect on March 31, 2023. Thereafter, the CSRC promulgated five Guidelines for Application of Regulatory Rules on Overseas Offering and Listing with immediate effect, hereinafter collectively referred to as the “Administrative Measures and Supporting Guidelines on Overseas Offering and Listing”. The Administrative Measures and Supporting Guidelines on Overseas Offering and Listing are mainly to (i) regulate domestic enterprises’ activities of overseas securities offering and listing, and (ii) facilitate domestic enterprises’ healthy development by utilizing overseas capital markets in compliance with laws and regulations. The Administrative Measures and Supporting Guidelines on Overseas Offering and Listing mainly comprise: (i) implementing unified filing requirements for direct and indirect securities offering and listing by domestic enterprises; specifying overseas securities offering and listing by domestic enterprises governed by these Administrative Measures; setting up a negative list administration mechanism; setting no extra thresholds and conditions for overseas listing other than those express negative conditions such as prohibition by law, possibility to endanger national security, the enterprise or its controlling shareholder (actual controller) being involved in crime material breach of law or material irregularity, shareholding of controlling shareholder (or the shareholder controlled by controlling shareholder or actual controller) under material title dispute, and so forth; (ii) specifying filing requirements, including the subject, timing and procedure of filing; (iii) reinforcing regulatory concertation by establishing overseas offering and listing of securities regulatory concertation mechanism, improving cross-border securities regulatory cooperation arrangements, and establishing filing information notification and other mechanisms; (iv) specifying legal liabilities for failure to comply with the filing requirements, false filing materials and other illegal or irregular acts and raising the costs of illegal or irregular acts; and (v) increasing systemic flexibility, i.e. relaxing circumstance specific restrictions (such as those under the circumstances of stock option incentive and shares issued to purchase assets) on persons receiving shares issued in the event of direct offering and listing overseas, relaxing currency restrictions to allow fund raising and dividend distribution in RMB; further facilitating “full circulation” by allowing holders of domestic non-listed shares in domestic enterprises directly listed overseas to, upon registration, convert such shares into overseas floating shares.

In tandem with promulgation of the aforesaid new rules, heads of competent authorities addressed issues of extensive concern. As per the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, hereinafter referred as to the “Answers to Reporter Questions”, enterprises having completed the overseas listing prior to the date on which the Administrative Measures and Supporting Guidelines on Overseas Offering and Listing took effect are existing enterprises. The existing enterprises are not required to make immediate filing thus far; however, they shall comply with the filing requirements with the CSRC as required in the event of subsequent re-financing or other matters requiring filing. Furthermore, the Answers to Reporter Questions expressed that the CSRC will, upon consulting with other competent authorities, accept the filing to those enterprises with VIE structure and meeting regulatory requirements.

PRC Regulations Relating to Share Incentive Plan

On February 15, 2012, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration in Respect of Domestic Residents Participating in Share Incentive Plans of Offshore Listed Companies, hereinafter referred to as the “Offshore Share Incentive Plan Rules”, replacing the previous rules issued by the SAFE in March 2007. Under the Offshore Share Incentive Plan Rules and other relevant rules and regulations, PRC residents who participate in a share incentive plan in an overseas listed company are required to register with the SAFE or its local branches and complete certain other procedures. Participants of a share incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiaries of the overseas listed company or another qualified institution selected by the PRC subsidiaries, to conduct the SAFE registration and other procedures with respect to the share incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the share incentive plan if there is any material change to the share incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to the SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by PRC residents from the sale of shares under the share incentive plans granted and dividends distributed by overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company must register with the SAFE or its local branches before exercising such rights.

PRC Regulations Relating to Tax

Enterprise Income Tax

Under the People’s Republic of China Enterprise Income Tax Law, hereinafter referred to as the “Enterprise Income Tax Law”, which was promulgated on March 16, 2007, took effect on January 1, 2008, and was last amended on December 29, 2018 and the Implementation Regulations of the Enterprises Income Tax Law, which was promulgated by the State Council on December 6, 2007, took effect on January 1, 2008, and was last amended on December 6, 2024 (hereinafter collectively referred to as the “EIT Laws”), enterprises are categorized into resident enterprises and non-resident enterprises. Enterprises established inside the PRC and those established outside but with “de facto management bodies” within the PRC are considered as “resident enterprises” for EIT laws purposes and are generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administrative of Taxation (the “SAT”) promulgated the Circular on Issues concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of De Facto Management Bodies, hereinafter referred to as the “SAT Circular 82”, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise incorporated offshore is located in China, but Article 7, paragraph 1 has been repealed by the Decision on Promulgation of the Catalogues of Repealed Departmental Rules and Regulatory Documents of Tax Authorities, hereinafter referred to as the “Order No. 42 of the State Administration of Taxation”), dated December 29, 2017. Further to the SAT Circular 82, in 2011, the SAT promulgated the Administrative Measures for Enterprise Income Tax on Chinese-Controlled Enterprises Registered Overseas (Provisional), hereinafter referred to as the “SAT Bulletin 45”), to provide more guidance on the implementation of the SAT Circular 82. SAT Bulletin 45 was amended by Announcement on Amending Administrative Measures for Assessment and Collection of Enterprise Income Tax on Non-Resident Enterprises and Other Documents (promulgated on April 17, 2015 and became effective on June 1, 2015), Announcement of the State Taxation Administration on Matters Concerning the Issuance of the Certificate of Chinese Tax Resident Status (promulgated on June 28, 2016 and became effective on October 1, 2016) and Announcement of the State Taxation Administration on Amending Certain Tax Regulatory Documents (promulgated and became effective on June 15, 2018).

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

Pursuant to the Circular on Strengthening Administration of Enterprise Income Tax on Proceeds from Transfer of Non-Resident Enterprise Equity Interest, hereinafter referred to as the “SAT Circular 698”), promulgated by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise investor transfers its equity interests in a PRC resident enterprise indirectly through disposition of the equity interests of an overseas holding company (an “Indirect Transfer”) and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise transferor shall report to the competent tax authority of the PRC resident enterprise such Indirect Transfer.

In February 2015, the SAT promulgated an Announcement on Certain Enterprise Income Tax Matters Regarding Indirect Transfer of Properties between Non-resident Enterprises, hereinafter referred to as “the SAT Circular 7”, which supersedes the rules with respect to the Indirect Transfer under the SAT Circular 698, but does not touch upon other provisions of the SAT Circular 698, which remain in force. The SAT Circular 7 extends its tax jurisdiction to not only Indirect Transfers set forth under the SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, the SAT Circular 7 provides clearer criteria than the SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and sale and purchase of equity interest through an open stock market. The SAT Circular 7 also brings challenges to both foreign transferors and transferees (or other person obligated to pay tax for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests in an overseas holding company, i.e., an Indirect Transfer, the non-resident enterprise as either transferor or transferee or the PRC entity that directly owns the taxable assets shall report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferor/transferee or other person obligated to pay tax for the transfer is obligated to withhold the applicable taxes at a rate of 10% for the proceeds from transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee shall be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

In October 2017, the SAT promulgated an Announcement on Issues Relating to Withholding at Source of Income Tax Payable by Non-resident Enterprises, hereinafter referred to as the “SAT Circular 37”, which took effect on December 2017 and was amended by the Announcement on Amending Certain Taxation Regulatory Documents on June 15, 2018. The SAT Circular 37 repealed the SAT Circular 698 and amended certain provisions. According to the SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. However, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, such enterprise shall be deemed as having paid the tax in time.

On December 6, 2024, the State Council promulgated the State Council Decision on Amending and Repealing Certain Administrative Regulations (State Council Decree No. 797), whereby the Implementation Regulations on the Enterprise Income Tax Law of the People’s Republic of China were amended for the second time, effective as of January 20, 2025. Such amendment has: (i) changed the term “science and technology” under Article 93(2) of the original Implementation Regulations to “industry and information technology, science and technology”, and (ii) expressly provided that the Catalogue of High- and New-Technology Areas Specially Supported by the State and the administrative measures for the recognition of high- and new-technology enterprises shall be formulated by the competent authorities of industry and information technology, science and technology, finance and taxation of the State Council, in consultation with the relevant departments of the State Council, and submitted to the State Council for approval before being promulgated.

Value-Added Tax

In November 2011, the Ministry of Finance and the SAT promulgated the Pilot Plan on Switching from Business Tax to Value-Added Tax, hereinafter referred to as the “Pilot Plan”. In March 2016, the Ministry of Finance and the SAT further promulgated the Circular on Fully Promoting the Pilot Plan on Switching from Business Tax to Value-Added Tax, which took effect on May 1, 2016. On November 19, 2017, the State Council revised the People’s Republic of China Interim Regulation on Value-Added Tax, hereinafter referred to as the “2017 Revision”). On March 20, 2019, the Ministry of Finance, the SAT and the General Administration of Customs promulgated the Announcement on Relevant Policies for Deepening the Value-Added Tax Reform, hereinafter referred to as the “Deepening Reform Announcement”, which took effect on April 1, 2019.

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

On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the Value-added Tax Law of the People’s Republic of China by Order of the President of the People’s Republic of China No.41. The Law took effect on January 1, 2026 and the Interim Value-added Tax Regulation of the People’s Republic of China was repealed in the meantime. Entities and individuals (including individual businesses) engaged in the sale of goods, services, intangible assets, or real estate (hereinafter “taxable transactions”) within the territory of the People’s Republic of China (hereinafter “within China”), or in the importation of goods, shall be considered VAT taxpayers and shall pay VAT in accordance with the Law. The Law has (i) categorized taxable transactions, deemed taxable transactions and non-taxable transactions, (ii) prescribed different VAT rates (not exceeding 13%) for various transactions, (iii) expressly provided for tax payable, tax preferences, collection and administration, among other things, and (iv) provided for taxpayers’ obligation to issue and use VAT invoices in accordance with the law. VAT invoices include paper invoices and electronic invoices. Electronic invoices carry the same legal force as paper invoices. The State actively promotes the use of electronic invoices. Taxpayers, withholding agents, as well as tax authorities and their staff members who are found in violation of this Law shall be held legally liable in accordance with the Law of the People’s Republic of China on the Administration of Tax Collection, and relevant laws and administrative regulations.

Stamp Duty

On August 6, 1988, the People’s Republic of China Interim Regulations on Stamp Duty, hereinafter referred to as the “Stamp Duty Regulations”), was promulgated by the State Council of China and amended on January 8, 2011. The Stamp Duty Regulations stipulate that entities and individuals should pay stamp duty when writing or receiving contracts and transferring documents. The Stamp Duty Regulations also stipulate that entities and individuals should pay stamp tax on business account books and rights, licenses and other taxable documents in China.

The People’s Republic of China Stamp Duty Law, hereinafter referred to as the “Stamp Duty Law”), was promulgated by the SCNPC on June 10, 2021 and took effect on July 1, 2022. The Stamp Duty Law applies to the taxes collected for various certificates that are registered in transactions in China. According to this law, entities and individuals that issue taxable vouchers or conduct securities transactions within China are taxpayers of stamp duty. Taxpayers shall calculate the amount of tax payable in accordance with the nature of the taxable documents, and the tax rates vary from 0.005% to 0.1%.

Tax Incentives

On April 14, 2008, the PRC Ministry of Science and Technology, the Ministry of Finance and the SAT enacted the Administrative Measures for Accreditation of High and New Technology Enterprises, hereinafter referred to as the “Measures for High-Tech Enterprises”, which was amended on January 29, 2016 and retroactively effective from January 1, 2016. Under the EIT Law and the Measures for High-Tech Enterprises, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own core intellectual properties and their business fall into certain industries that are strongly supported by the PRC government and recognized by certain departments of the State Council. On July 11, 2018, the Circular on Extension of the Loss-Covering Carryover Period for High and New Technology Enterprises and Small and Medium-Sized Technological Enterprises was enacted with retroactive effect from January 1, 2018.

Pursuant to the Circular on Enterprise Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries promulgated by the Ministry of Finance and the SAT on April 20, 2012, with retroactive effect from January 1, 2011, and the Circular on Relevant Issues Concerning Preferential CIT Policies for Enterprises in Software and Integrated Circuit Industries promulgated by the Ministry of Finance, SAT, NDRC, and MIIT on May 4, 2016 with retroactive effect from January 1, 2015, qualified software companies within the territory of the PRC shall enjoy tax benefits for a term of five years starting the first year that begins generating profits prior to December 31, 2017. In particular, such qualified companies shall be exempted from the EIT for the first two years, and from the third to the fifth year until the expiry of the tax holiday, shall enjoy a reduced rate of half of the statutory EIT rate of 25%.

PRC Regulations Relating to Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Provisions on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, hereinafter referred to as the “M&A Rules”, which took effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among others, requires offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain approval of the CSRC prior to having their securities listed on an overseas stock exchange. On September 21, 2006, the CSRC published a Circular specifying the documents and materials required when applying for the CSRC approval.

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

Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007, effective as of August 1, 2008 and amended as of August 1, 2022 (hereinafter referred to as the “2022 Amendment”), requires that transactions which are deemed concentrations and involving parties with specified turnover thresholds must be cleared by the State Administration for Market Regulation (“SAMR”) before they can be completed. The 2022 Amendment has accentuated sanctions on violations of Anti-Monopoly Law. In addition, on February 3, 2011, the General Office of the State Council promulgated the Circular on Establishing Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, hereinafter referred to as the “Circular 6”, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, hereinafter referred to as the “MOFCOM Security Review Regulations”, which took effect on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors with “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” over domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by NDRC and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that a merger or acquisition of a company engaging in marketplace lending business requires security review.

The Measures for the Security Review of Foreign Investment, hereinafter referred to as the “Review Measures”), was issued by the National Development and Reform Commission and the MOFCOM on December 19, 2020 and took effect on January 18, 2021. The Review Measures consists of 23 articles, stipulating the applicable types of foreign investment, authority, scope, procedures, supervision and implementation of decisions, and handling violations of security review. The Review aims to further regulate and improve accuracy and transparency of review work, minimize impact on foreign investment activities, and protect the motivation and legitimate rights and interests of foreign investors.

Our PRC legal counsel, Beijing Dacheng Law Offices, LLP (Fuzhou), has advised us that, based on their understanding of the current PRC laws and regulations, we currently control Huazhi Future by virtue of the Huazhi Contractual Agreements between Shenzhen Huazhixing, Huazhi Future and its shareholders, and not through either equity interest acquisition or asset acquisition under the New M&A Rule.

PRC Regulations Relating to Labor and Social Security

Pursuant to the PRC Labor Law, the PRC Labor Contract Law and the Implementation Regulations of the Employment Contracts Law, labor relationships between employers and employees must be established in written form. Wages may not be less than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to its employees. Employees shall work in safe and sanitary conditions.

On December 28, 2012, the PRC Labor Contract Law was amended with effect from July 1, 2013 to impose more stringent requirements on labor dispatch. Under such law, dispatched workers are entitled to salary equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security. Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work. According to the Interim Regulations on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014 and effective from March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers). The Interim Regulations on Labor Dispatch requires employers not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016. In addition, an employer is not permitted to hire any new dispatched worker until the number of its dispatched workers has been reduced to below 10% of the total number of its employees. On December 29, 2018, the PRC Labor Law was amended with effect on the same day. Under such amendment to the PRC Labor Law, (i) the requirement that entities engaged in literary and artistic, sports or special craft activities go through an approval procedure before recruiting minors under the age of 16 has been removed; (ii) institutions assessing workers’ professional skills are no longer required to be approved but to be registered only; and (iii) the market supervision departments have got the right to revoke the business license of employers who illegally recruit minors.

Under PRC laws, rules and regulations, including the Social Insurance Law, the Interim Regulations on Collection and Payment of Social Insurance Fund and the Regulations on the Administration of Housing Provident Funds, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance and housing accumulation funds. These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to pay the deficit amount.

On July 31, 2025, the Supreme People’s Court promulgated the Interpretation of the Supreme People’s Court on Issues Concerning the Application of Law in the Trial of Labor Dispute Cases (II), effective on September 1, 2025, laying down express adjudicating principles for certain labor dispute issues. In particular: if an employer and an employee agree that social insurance premiums do not need to be paid, or if an employee promises the employer as much, the people’s court shall find such an agreement or promise invalid. As of the effective date, if an employer fails to pay social insurance premiums for an employee for whatever reason, it shall be found in breach of law.

PRC Regulations Relating to Cyber Security

On June 1, 2017, the People’s Republic of China Cyber Security Law (hereinafter referred to as the “Cybersecurity Law”) promulgated by the SCNPC, took effect. The Cyber Security Law was amended on October 28, 2025, with the amendment effective as of January 1, 2026. It serves as a foundation law in the field of cybersecurity, operation in parallel with the Data Security Law and the Personal Information Protection Law. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the PRC constitution and the applicable laws, follow the public order, respect social moralities, and must not endanger cyber security or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among other obligations, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identities, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

The National Standards under the Information Security Technology-Personal Information Security Specification, hereinafter referred to as the “Standards”), was promulgated on March 6, 2020 and took effect on October 1, 2020. The Standards sets forth requirements for collection, storage, use, exchange and disclosure of data.

On April 13, 2020, the CAC and eleven other government authorities (including but not limited to the Ministry of Industry and Information Technology, the MOFCOM, the Ministry of Public Security, the National Development and Reform Commission, and the State Administration for Market Regulation) promulgated the Measures for Cyber Security Review (2020). The Measures for Cyber Security Review provides and elaborates the applicable scope, procedure and factors of cyber security review.

As the PRC government continues to focus on the supervision of cyber security, data security and protection of personal information, we could be subject to evolving laws and regulations in these regards that could affect how we collect, store, process and use data. On December 28, 2021, the CAC promulgated the Measures for Cyber Security Review (2021), hereinafter referred to as the “Measures”, which took effect on February 15, 2022 and replaced the Measures for Cyber Security Review (2020). The Measures, among others, stipulates that if an operator possesses personal information of over one million users and intends to be listed in a foreign country, it must be subject to the cyber security review by the CAC. The cyber security review, among others, will evaluate the potential risks of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after the overseas listing of an operator. In addition, the Measures for Security Assessment of Cross-Border Data Transfer was promulgated by the CAC on July 7, 2022 and took effect on September 1, 2022, which specifies the government security review procedure for the transfer of a wide range of data out of the territory of China. The measures for the first time clarify (i) data processors that transfer important data out of the territory of China, (ii) critical information infrastructure operators (CIIOs) and data processors that process personal information of more than 1 million individuals providing personal information to overseas recipients, (iii) data processors that accumulatively transfers personal information of more than 100,000 users out of the territory of China or sensitive personal information of more than 10,000 users since January 1 of the previous year, or (iv) other circumstances stipulated by the national cyberspace administration that require the filing of a security assessment for cross-border data transfer, are required to file for CAC’s security review of cross-border data transfer with the provincial cyberspace administration. Where a data processor is required to apply for the CAC security assessment for its cross-border data transfer, it must first conduct an internal data export risk self-assessment. On August 31, 2022, the Guidance on Security Assessment Declarations of Cross-Border Data Transfer (Version 1) was promulgated by CAC, with immediate effectiveness on the same date, which regulates for the first time the security assessment declarations of cross-border data transfer. On September 24, 2024, the State Council promulgated the Administrative Regulations on Network Data Security which became effective on January 1, 2025. The aforementioned Regulations apply to network data processing activities and the related security supervision and administration carried out within the territory of the People’s Republic of China and also apply to activities outside the territory of the People’s Republic of China that process the personal information of natural persons within the territory of the People’s Republic of China, where such activities fall under the circumstances specified in Article 3, Paragraph 2 of the Personal Information Protection Law of the People’s Republic of China. Violations may result in fines of up to RMB10 million (under the Regulations and the Data Security Law) and up to RMB50 million or 5% of the preceding year’s turnover (under the Personal Information Protection Law), as well as suspension of business or revocation of business licenses, in each case pursuant to Article 58 of the Regulations.

The CSRC promulgated the Administrative Measures for Cybersecurity and Information Security in the Securities and Futures Industry on February 27, 2023, which took effect on May 1, 2023. The aforementioned Measures impose cybersecurity administration requirements for various kinds of entities in the securities and futures industry: requiring certain entities to establish comprehensive network and information protection systems and clarifying requirements on data and information system backups and regularized pressure tests. Provisions are also made on information protection mechanism and other matters.

On March 22, 2024, the CAC promulgated the Provisions on Facilitating and Regularizing Cross-border Data Transfer, effective on the same date. The Provisions expressly set forth the conditions for exemption from declaration for cross-border data transfer security assessment, conclusion of personal information cross-border transfer standard contract, and undergoing personal information protection certification; the conditions for outbound data transfer to be declared for cross-border data transfer security assessment through local provincial cyberspace administration authority and by the Cyberspace Administration of China are set out as follows: (i) a critical information infrastructure operator is to transfer outbound personal information or important data; or (ii) a data processor other than a critical information infrastructure operator is to transfer outbound important data or (x) over 1,000,000 personal information (not including sensitive personal information), or (y) over 10,000 sensitive information in accumulation since January 1 of the current year. Where Articles 3, 4, 5 or 6 provide otherwise, such Articles shall prevail. The cross-border data transfer security assessment certification shall remain effective for three years commencing from its issuance date; within six months prior to its expiration, renewal application can be filed by law for another three-year effective period. In the event of any conflict between such the Measures for Security Assessment of Cross-Border Data Transfer promulgated on July 7, 2022 (by the Cyberspace Administration of China order 11) or the Measures for the Standard Contract for Cross-border Transfer of Personal Information promulgated on February 22, 2023 (by the Cyberspace Administration of China order 13), such Provisions shall prevail.

On June 30, 2025, the National Technical Committee 260 on Cybersecurity of Standardization Administration of China formally issued the national standard GB/T 22080-2025 Cybersecurity technology—Information security management systems—Requirements (identically adopting ISO/IEC 27001:2022, effective January 1, 2026), which was first circulated for public comment on January 4, 2024. This standard encompasses ten chapters and one annex: the first three chapters define its general factors of scope, normative reference documents, and terms and definitions; the chapters from 4 onward set out its main technical contents of organizational environment, leadership, planning, support, operation, performance evaluation and improvement; and Annex A sets out the information security control measures required by the information security management system under Standard GB/T22081. Implementation of this standard aims at (i) enabling organizations to maintain confidentiality, integrity and availability of organizational information through the application of a risk management process, assisting the organizations in efficiently managing information security risks, and improving the organizations’ information security management competency; and (ii) guiding the certification bodies in their ISMS certification work and advancing certifications mutual recognition between domestic and foreign certification bodies.

On December 31, 2023, the Ministry of Finance promulgated the Guidance on Reinforcing Data Assets Management, aiming at regularizing and reinforcing data assets management and better facilitating digital economy development. The Guidance sets out main tasks of data assets management administration: to manage data assets by laws and regulations, to clarify rights and obligations in relation to data assets, to perfect the standards in relation to data assets, to reinforce management of data assets application, and so forth. It also articulates that, where the right-holder of public data assets is to make available to the public such data assets, security management and availability system mechanisms shall be established. It is encouraged to explore various data assets development and exploitation modes in data enrichment industries of finance, traffic, medical care, energy, industrial, telecommunication, and so forth.

On February 28, 2025, the State Administration for Market Regulation and the National Standardization Administration Committee promulgated the Cyber Security Technology AI Generated/Synthesized Content Labelling Methods (National Standard of the People’s Republic of China GB45438—2025).

On March 7, 2025, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the National Radio and Television Administration promulgated the AI Generated/Synthesized Content Labelling Measures, effective on September 1, 2025. The Measures expressly provides that: (i) AI generated/Synthesized contents mean texts, images, audios, videos, virtual scenes and other information generated or synthesized with AI technology; (ii) ICP shall add label when generating or synthesizing such contents to ensure that users can identify them as AI generated contents; (iii) labels can be explicit or implicit: explicit labels are presented in the forms of texts, sounds, graphics and so forth and convenient for the users to perceive, while implicit labels are embedded into file data by technological means and not easy to be perceived by users; (iv) addition of explicit and implicit labels to so generated/synthesized contents are required; and (v) violation of the Measures shall be dealt with by cyberspace administration, telecommunication, public security, radio and television administration and other competent authorities in accordance with the relevant laws, regulations and departmental rules.

In line with such mandatory national standard and the Measures, the National Cyber Security Standard Technology Committee promulgated the Cyber Security Standard Practice Guideline – AI Generated/Synthesized Contents Labelling Service Provider Coding Rules on March 14, 2025 and six cyber security standard practice guidelines on August 28, 2025, namely: the AI Generated/Synthesized Contents Labelling Methods – File Metadata Implicit Labelling For Videos, the AI Generated/Synthesized Contents Labelling Methods – File Metadata Implicit Labelling For Texts, the AI Generated/Synthesized Contents Labelling Methods – File Metadata Implicit Labelling For Images, the AI Generated/Synthesized Contents Labelling Methods – File Metadata Implicit Labelling For Audios, the AI Generated/Synthesized Contents Labelling Methods – File Metadata Implicit Labelling Safety Protection Technical Guideline and the AI Generated/Synthesized Contents Labelling Methods – Testing – Party One: Framework. The aforesaid Coding Rules and six documents have provided references to generating/synthesizing service providers and contents dissemination service providers in their AI generated/synthesized contents file metadata implicit labelling activities and generated/synthesized contents testing activities.

PRC Regulations Relating to Internet Privacy

In recent years, PRC government authorities have enacted laws and regulations on Internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibits ICP service operators from insulting or slandering a third-party or infringing upon the lawful rights and interests of a third-party. Under the Several Provisions on Regulating the Market Order of Internet Information Services promulgated by the MIIT in 2011, an ICP service operator may not collect any user’s personal information or provide any such information to third-parties without the consent of the user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user’s personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in the case of any leak or likely leak of the users’ personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunication regulatory authority. In addition, pursuant to the Decision on Strengthening Network Information Protection promulgated by the SCNPC in December 2012 and the Regulations on Protecting Personal Information of Telecommunications and Internet Users promulgated by the MIIT in July 2013, any collection and use of users’ personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Furthermore, in June 2016, the State Internet Information Office issued the Administrative Regulations on Mobile Internet Application Information Services, which took effect on August 1, 2016, to further strengthen regulation of the mobile application information services. Pursuant to these provisions, owners or operators of mobile Internet applications providing information services are required to be responsible for information security management, to establish and improve the protective mechanism for user information, to observe the principles of legality, rightfulness and necessity, and to expressly state the purpose, method and scope of, and obtain users’ consent to, the collection and use of users’ personal information. In addition, the new Cyber Security Law also requires network operators to keep users’ personal information that they have collected in strict confidentiality and to establish and improve their user information protective mechanisms. On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR promulgated the Method for Identifying Illegal Collection and Use of Personal Information Through App, which provides guidance for regulatory authorities to identify the illegal collection and use of personal information through mobile apps, for app operators to conduct self-examination and self-correction, and for other participants to voluntarily monitor compliance.

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

The People’s Republic of China Data Security Law, hereinafter referred to as the “Data Security Law”, was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021. The SCNPC also promulgated the People’s Republic of China Personal Information Protection Law, hereinafter referred to as the “PIPL”, which took effect on November 1, 2021, imposing restrictions on entities and individuals, including those operating abroad, that collect and process personal information and sensitive information from data subjects in China. Personal information, if collected and generated in the territory of China by critical infrastructure information operators and personal information processors or the number of users having reached the threshold prescribed by the Cyberspace Administration of China, shall be stored within the territory of China. If critical infrastructure information operators and personal information processors need to transfer personal information outside of China, they are required to undergo a security assessment organized by the National Cyberspace Administration of China.

The CAC promulgated Measures for the Standard Contract for Cross-border Transfer of Personal Information on March 22, 2023, which took effect on June 1, 2023. In order to guide and support personal information processors to file the standard contract properly and orderly, the CAC promulgated the Guidelines on Filing of the Standard Contract for Cross-border Transfer of Personal Information (First Edition) on May 30, 2023, with immediate effect. The aforementioned regulations expressly provide for the routes and risk prevention matters when personal information processors transferring personal information abroad. For activities of transferring personal information abroad commencing before such regulations took effect that do not comply with the aforementioned regulations, rectification shall be completed within six months after such regulations took effect.

As the state’s supervision of data security and protection of personal information continues to deepen, the legislation and law enforcement activities of information protection in the financial field are gradually being strengthened. We will pay close attention to the latest regulatory developments on consumer financial information.

On August 8, 2023, the CAC promulgated the Face Recognition Technology Application Security Management Rules (Interim) (Draft for Comment), expressly providing for face recognition technology application security requirements: (i) the principle of “No Use Unless Necessary”, and (ii) use of face recognition technology shall be subject to knowing and voluntary consents of the individuals. It also expressly provides for protection of rights and interests in personal information and other personal and proprietary rights, maintenance of social order and public security, and so forth.

On September 12, 2023, the AMAC promulgated the first recommendatory group standards the Fund Management Company Mobile Internet Application Technical Specifications (hereinafter referred to as the “Specifications”), effective on the same date. Such Specifications governs provision to users of financial business-related mobile internet applications and their back-end services by publicly raised fund management companies and provides for technical requirements in terms of software security, users’ personal information security, compatibility, performance, interaction and so forth for publicly raised fund management companies’ mobile internet applications and the management requirements in the process of software research, development, operation and maintenance.

On February 12, 2025, the Cyberspace Administration of China promulgated the Administrative Measures for Personal Information Protection Compliance Audits, effective on May 1, 2025. The Measures expressly provides that (i) a personal information processor that processes the personal information of more than 10 million individuals shall carry out a personal information protection compliance audit at least once every two years; (ii) a personal information processor that processes the personal information of 1 million individuals or more shall appoint a personal information protection officer to be responsible for the processor’s personal information protection compliance audits; (iii) personal information processors that provide important internet platform services, have a large user base, and operate a complex type of business shall establish an independent body that is primarily composed of external members, to supervise personal information protection compliance audits; (iv) professional organizations shall have the capability to conduct personal information protection compliance audits and shall comply with laws and regulations; (v) the same professional organization and its affiliated entities, as well as the same compliance audit officer, shall not conduct more than three consecutive personal information protection compliance audits for the same auditee; and (vi) any violation of these Measures by a personal information processor or a professional organization shall be dealt with in accordance with the Personal Information Protection Law of the People’s Republic of China, the Regulations on Network Data Security Management, and other laws and regulations, and any such violation that constitutes a criminal offense shall be investigated for criminal liability in accordance with the law.

PRC Regulations Relating to Foreign-Related Civil Relationships

On December 28, 2023, the Supreme People’s Court promulgated the Interpretation of Several Issues concerning Application of International Treaties and International Practice in Trial of Foreign-related Civil and Commercial cases, effective on January 1, 2024. The interpretation has nine articles in total, articulating that (i) where the trial of a civil or commercial case involves application of two or more international treaties, the People’s Court shall determine which one to apply on the basis of their applicability clauses; (ii) where the parties to a contract invoke an international treaty that has not yet taken effect on the People’s Republic of China, the People’s Court may ascertain their rights and obligations as per the provisions of such international treaty, provided however that no mandatory provisions of the laws and administrative regulations of the People’s Republic of China is breached and that no sovereignty, security or social public interest of the People’s Republic of China is undermined; and (iii) where the parties to a foreign-related civil or commercial contract expressly select application of international practice or the parties assert rights and obligations by international practice, the People’s Court shall support it.

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

On August 30, 2023, the Judicial Committee of the Supreme People’s Court promulgated the Interpretation of Several Issues concerning Application of the People’s Republic of China Foreign-related Civil Relationships Law Application Law (2nd), effective on January 1, 2024. The Explanation provides that (i) where the parties select application of a foreign law, they shall provide the same; or (ii) where the parties do not select application of a foreign law, the People’s Court shall ascertain such foreign law. The People’s Court may ascertain foreign laws by the means as follows: (i) provision by the parties; (ii) provision by the foreign central or competent authority through judicial assistance channel; (iii) provision by our embassy or consulate stationed in such foreign state at the request of the Supreme People’s Court; (iv) provision by a participant of a law ascertaining cooperation mechanism established or participated by the Supreme People’s Court; (v) provision by an expert of the International Commercial Expert Committee of the Supreme People’s Court; (vi) provision by a law ascertaining service institution or a legal expert home or abroad; and (vii) other proper means.

4.C. Organizational Structure

We are a holding company incorporated in the Cayman Islands and not an operating company. As of the date of this annual report, as a holding company with no material operations of our own, we conduct our business through our PRC subsidiaries and, in the case of our computing power and algorithm solutions business, through Huazhi Future and its subsidiaries, which we consolidate under the Huazhi Contractual Agreements. The registered shareholders of Huazhi Future were Chongqing Qianhong Fulong Technology Co., Ltd., Chongqing Gongzhang Gongyao Business Management Partnership Enterprise (Limited Partnership), Chongqing Yunzhimi Enterprise Management Partnership Enterprise (Limited Partnership) and Lucro Investments VCC, which held 64.68%, 18.62%, 14.70% and 2.00% of its equity interests, respectively, when the Huazhi Contractual Agreements were entered into. On March 31, 2026, Chongqing Qianhong Fulong Technology Co., Ltd., Chongqing Gongzhang Gongyao Business Management Partnership Enterprise (Limited Partnership) and Chongqing Yunzhimi Enterprise Management Partnership Enterprise (Limited Partnership) converted claims against Huazhi Future of RMB168.4 million in aggregate into share capital and capital reserve of Huazhi Future. In June 2026, Lucro Investments VCC and Chongqing Qianhong Fulong Technology Co., Ltd. entered into an equity transfer agreement, pursuant to which Lucro Investments VCC agreed to transfer its entire 2.00% equity interest in Huazhi Future to Chongqing Qianhong Fulong Technology Co., Ltd. The equity transfer was completed in September 2026, following which Lucro Investments VCC ceased to be a shareholder of Huazhi Future. In connection with the transfer, a new equity interest pledge over the transferred equity interest was completed in October 2026.

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries directly or indirectly owned by us through equity ownership:

The Huazhi Contractual Agreements were entered into on February 10, 2026 by and among Huazhi Future, Shenzhen Huazhixing, a wholly-owned PRC subsidiary of Times Good Limited, and shareholders of Huazhi Future before we acquired Times Good Limited in March 2026. Each of the Exclusive Business Cooperation Agreement, the Call Option Agreement and the Equity Pledge Agreement is governed by PRC law and provides for arbitration before the Shenzhen Court of International Arbitration, and the Call Option Agreement has an initial term of ten years and renews automatically for successive one-year terms unless Shenzhen Huazhixing gives notice of non-renewal. The Huazhi Contractual Agreements, pursuant to which we consolidate the financial results of Huazhi Future in our consolidated financial statements in accordance with U.S. GAAP, consist of the following agreements:

●	The Exclusive Business Cooperation Agreement by and between Huazhi Future and Shenzhen Huazhixing, dated February 10, 2026, pursuant to which Shenzhen Huazhixing has agreed to provide comprehensive technical support and development, consulting services and other related services to Huazhi Future on exclusive basis, and Huazhi Future has agreed to pay Shenzhen Huazhixing an annual service fee in an amount equal to its consolidated profit for the preceding fiscal year after offsetting prior-year losses, operating costs, expenses, taxes and other mandatory expenditures, subject to adjustment by Shenzhen Huazhixing;

●	The Call Option Agreement by and among Shenzhen Huazhixing and shareholders of Huazhi Future, dated February 10, 2026, pursuant to which each shareholder of Huazhi Future granted Shenzhen Huazhixing an exclusive option to purchase all or a portion of their respective equity interest in Huazhi Future at the minimum price permitted under applicable PRC laws and regulations;

●	The Equity Pledge Agreement by and between Shenzhen Huazhixing, and each shareholder of Huazhi Future, dated February 10, 2026, respectively, pursuant to which each shareholder of Huazhi Future pledged their respective equity interest in Huazhi Future to Shenzhen Huazhixing to secure their obligations under the Exclusive Business Cooperation Agreement and the Call Option Agreement. In October 2026, Lucro Investments VCC completed the transfer of its entire equity interests in Huazhi Future to Chongqing Qianhong Fulong Technology Co., Ltd., in connection with which a supplemental agreement to the Equity Pledge Agreement was entered into in September 2026 and a new equity interest pledge over the transferred equity interest was completed and registered in October 2026. As of the date of this annual report, the equity pledges under the Equity Pledge Agreement, as supplemented, have been registered with competent PRC regulatory authority; and

●	The Power of Attorney granted by each shareholder of Huazhi Future on February 10, 2026, pursuant to which each shareholder of Huazhi Future irrevocably appointed Shenzhen Huazhixing as their exclusive agent and attorney to act on their behalf on all shareholder matters of Huazhi Future and exercise all rights as shareholders of Huazhi Future.

4.D. Property and Equipment.

Our principal executive offices are located at Building 48, Zhixin Manufacturing Valley Industrial Park, No. 52 Yangzhou Road, Economic Development Zone, Laixi, Qingdao, Shandong Province, People’s Republic of China, 266000. This office had a gross floor area of approximately 560 square meters as of June 30, 2026. Office space leased by Maase’s subsidiaries was approximately 4,300 square meters as of June 30, 2026.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — 3.D. Risk Factors” or in other parts in this annual report on Form 20-F. The discussion and analysis about the fiscal year ended June 30, 2025, including year-to-year comparison between the fiscal years ended June 30, 2024 and 2025, are not included in this annual report. For details of such information, see “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal years ended June 30, 2025.

5.A. Operating Results

Portfolio Transformation Overview

Maase is a diversified holding company. During fiscal year 2025 and fiscal year 2026, the Group underwent a comprehensive portfolio transformation involving multiple disposals and acquisitions.

Disposals: The Group divested its claims-adjusting business in January 2025, its wealth management business, which was carried out through Puyi Group Limited and its subsidiaries (collectively, the “Puyi Group”) in September 2025, and deconsolidated its insurance agency business, which was carried out through AIFU Inc. and its subsidiaries (collectively, the “AIFU Group”) in December 2025. The results of operations for these disposed businesses are presented as discontinued operations in the consolidated statements of operations and comprehensive loss for all periods presented, and the related assets and liabilities are reflected as assets or liabilities of discontinued operations on the consolidated balance sheets.

Acquisitions: The Group acquired Carve Group Ltd and its subsidiaries (collectively, the “Carve Group”) in August 2025, Real Prospect Limited and its subsidiaries (collectively, the “Real Prospect Group”) in October 2025, Oriental Grove Ltd (the “Oriental Grove”) in January 2026, and Times Good Limited and its directly or contractually controlled subsidiaries (collectively, the “Times Good”) in March 2026. The acquisitions were consummated after the end of the comparative period of fiscal year ended June 30, 2026 and are included in the Group’s continuing operations for the fiscal year ended on June 30, 2026 (the “Acquisitions”).

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

2.	Regulatory Changes: Regulatory shifts in China and other relevant jurisdictions significantly impact our business strategies, operations, and compliance requirements; and

3.	Competitive Environment: The competitive landscape in China poses challenges and opportunities, driving us to continuously enhance our technological capabilities and service differentiation to maintain our market position and achieve sustained growth.

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by the following company-specific factors:

●	Business mix:

Our business mix has undergone significant changes over the past fiscal year. Following the acquisitions of Carve Group, Real Prospect Group, and Times Good and disposals of Puyi Group and AIFU Group during fiscal year 2026, computing power and algorithm solutions has become our largest source of revenue. The results of the operations related to Puyi Group and AIFU Group are presented as discontinued operations and all prior periods have been restated. As a result, our revenue, net profit, profit margins, and other aspects of our future results of operations will be primarily affected by the business acquired during fiscal year 2026.

Our three continuing business segments have different revenue characteristics and gross margin profiles. Computing power and algorithm solutions currently generates the largest proportion of our revenue but has the lowest gross margin among the three segments, followed by smart technology and new energy solutions, while health and wellness products and services has the highest gross margin. However, the health and wellness products and services segment currently contributes only a small amount to our total revenue. Accordingly, its relatively high gross margin has a limited impact on our consolidated gross profit and gross margin. Changes in the relative revenue contributions of our other two segments, particularly computing power and algorithm solutions, are therefore expected to be more significant drivers of our future consolidated financial performance

Times Good – offering computing power and algorithm solutions

This segment accounted for 83.8% of our total net revenues in fiscal year 2026. We expect revenue from this segment to continue to increase in both absolute terms and as a percentage of our total revenue, driven by an increase in the number of customer orders, higher usage per order, and expansion of our customer base. This growth is expected to further increase the segment’s contribution to our overall revenue. However, the segment’s current gross margin is relatively low, primarily because we are still in the customer acquisition phase and are investing in expanding our customer base. As a result, continued growth in this segment may place downward pressure on our overall gross margin in the near term, depending on the pace of growth and the profitability of the additional revenue generated.

We believe that the segment’s gross margin has the potential to improve as the business matures. Based on our understanding of prevailing industry economics, we expect its gross margin, under a more normalized operating model, to approach that of our smart technology and new energy solutions segment. We intend to improve profitability through tighter cost control and an increase in the proportion of customized solutions, which we expect to offer opportunities for better pricing and value capture. The extent and timing of any margin improvement will depend on our ability to optimize delivery costs, improve operating efficiency, and expand higher-value customized solutions. Accordingly, the segment’s contribution to our operating results will depend not only on revenue growth, but also on our ability to translate that growth into improved gross profit and margins.

Real Prospect Group – offering smart technology and new energy solutions

We conduct our smart technology and new energy solutions business through operating entities acquired as part of the Real Prospect Group transaction. This segment provides a different revenue and margin profile from computing power and algorithm solutions. Its financial performance is expected to be driven by initial deployments to commercial partners, expansion of distribution channels, and growth in customer orders for products and solutions related to electric vehicle charging, mobile energy replenishment, energy storage, and intelligent energy management. We also operate charging services under pay-per-use, subscription-based, and transaction-based arrangements. Although charging services may generate incremental recurring revenue, management views them primarily as a complementary business that can support customer acquisition and encourage additional sales of mobile charging robots and charging piles. Accordingly, the segment’s impact on our operating results will depend on the scale and profitability of product sales, the development of charging service revenue, and our ability to manage product, deployment, and service delivery costs. Given its current gross margin is higher than that of computing power and algorithm solutions but lower than that of health and wellness products and services, the segment’s growth may also help moderate the effect of an increasing revenue contribution from the lower-margin computing power and algorithm solutions segment.

Carve Group and Oriental Grove – offering health and wellness products and services

This segment generates a relatively small amount of our total revenues from wellness products derived from natural ingredients, including bird’s nest products, wild-grown ginseng roots, premium tea, and other natural ingredient products. Although the segment currently has the highest gross margin among our three business segments, its limited revenue contribution means that it has a correspondingly limited impact on our consolidated gross profit and gross margin, and we do not expect it to be a significant driver of our future revenue growth or operating results. Accordingly, our future consolidated financial performance is expected to be driven primarily by the performance of our computing power and algorithm solutions and smart technology and new energy solutions segments.

Overall, we expect computing power and algorithm solutions to account for an increasing proportion of our revenue. While this trend is expected to support revenue growth, it may also place downward pressure on our consolidated gross margin in the near term, given the segment’s currently lower gross margin. Our future profitability will therefore depend on the balance between revenue growth in our two principal operating segments, their respective gross margin profiles, and our ability to improve the profitability of computing power and algorithm solutions through cost control, operating efficiency, and a greater emphasis on customized solutions.

●	Business relationships with important business partners

We derive significant revenue from a relatively small number of company partners. For example, Company A and Company B collectively accounted for 27.3% of our total net revenues for the fiscal year ended June 30, 2026. As a result, any significant changes to our business relationship with such important customers could have a material impact on our revenue and profit.

Basis of Presentation for Continuing Operations

Current Period (fiscal year ended on June 30, 2026):

The Group’s continuing operations primarily reflect the financial results of Carve Group, Real Prospect Group, and Times Good. Our total revenues and net loss from continuing operations are primarily attributable to these acquired groups during fiscal year 2026. Since neither group was owned by the Group during the comparative period of the fiscal year ended on June 30, 2025, no prior-period contributions are included. As a result, the year-over-year comparisons for continuing operations are significantly impacted by the absence of comparable prior-period activity.

Comparative Period (fiscal year ended on June 30, 2025, adjusted for discontinued operations):

As a result of the classification of disposed businesses as discontinued operations, the comparative period of the fiscal year ended on June 30, 2025 was adjusted to report nil revenue from continuing operations. The continuing operations in the comparative period consist solely of the remaining entities that were not subsequently disposed of. These entities did not generate any revenue during the comparative period and only incurred certain corporate-level operating expenses. All revenue-generating businesses were classified as discontinued operations.

Key Components of Results of Operations

	Years ended June 30,
	2025 (RMB)	2026 (RMB)	2026 (US$)	Change (%)
(In thousands, except per share data and percentages)
Net revenues	-	183,361	27,024	NA
Operation cost and expenses	(7,292)	(207,053)	(30,516)	2,739.5
Loss from operations	(7,292)	(23,692)	(3,492)	224.9
Net loss from continuing operations	(21,890)	(21,241)	(3,131)	(3.0)
Net loss from discontinued operations, net of tax	(437,012)	(1,838,945)	(271,027)	320.8
Net loss attributable to owners of the Company	(195,963)	(187,208)	(27,592)	(4.5)
Net loss per ordinary share – basic	(26.033)	(0.642)	(0.095)	(97.5)
Net loss per ordinary share – diluted	(25.861)	(1.145)	(0.169)	(95.6)
Cash, cash equivalent at the end of the period	243	37,091	5,467	15,163.8

Revenue

The following table identifies the disaggregation of our revenue from continuing operations and reportable segments for the twelve months ended June 30 of 2026 and 2025, respectively:

	Years ended June 30,
	2025 (RMB)	2026 (RMB)	Change (%)
(In thousands, except percentages)
Sales of computing power and algorithm solutions	-	153,734	NA
Sale of smart technology and new energy solutions	-	12,108	NA
Sale of health and wellness products and services	-	17,519	NA
Total net revenues	-	183,361	NA

Net revenues from continuing operations for the fiscal year 2026 amounted to RMB183.4 million (US$27 million), representing a 100% increase from nil in the fiscal year 2025, due to above mentioned acquisitions and disposals.

Computing power and algorithm solutions: Net revenue generated from computing power and algorithm solutions accounted for 83.8% of our total net revenues in fiscal year 2026, which increased by 100% from nil for the fiscal year 2025 to RMB153.7 million (US$22.7 million) for the fiscal year 2026 due to the acquisition of Times Good. Among which, this revenue stream mainly comprises: (i) Sales of AI compute servers of RMB69.2 million (US$10.2 million); (ii) AI industry application solutions of RMB44.1 million (US$6.5 million); (iii) AI computing power service of RMB26.8 million (US$4.0 million); and (iv) other related services.

Smart technology and new energy solutions: Net revenue generated from smart technology and new energy solutions accounted for 6.6% of our total net revenues in fiscal year 2026, which increased by 100% from nil for the fiscal year 2025 to RMB12.1 million (US$1.8 million) for the fiscal year 2026 due to the acquisition of Real Prospect Group. Net revenue from Real Prospect Group consists of mobile charging robots and charging piles and convenience charging services.

Net revenues from sale of mobile charging robots and charging piles amounted to RMB11.3 million (US$1.7 million) in fiscal year 2026, representing 93.1% of Real Prospect Group’s total net revenues. The increase in revenue from the sale of mobile charging robots and charging piles was primarily attributable to the acquisition of Real Prospect Group during fiscal year 2026.

Net revenues from charging services amounted to RMB0.8 million (US$0.1 million) in the fiscal year 2026, representing 6.9% of Real Prospect Group’s total net revenues.

Health and wellness products and services: Net revenue generated from health and wellness products-including wild-grown ginseng roots, premium tea, and bird’s nest peptide raw materials and compounded finished products-and related services accounted for 9.6% of our total net revenues in fiscal year 2026. This revenue increased by 100% from nil in fiscal year 2025 to RMB17.5 million (US$2.6 million) in fiscal year 2026, primarily attributable to the acquisition of Carve Group and Oriental Grove. Revenue of health and wellness products and services was primarily generated from the sales of bird’s nest peptide raw materials and compounded finished products.

Cost of revenues

	Years ended June 30,
	2025 (RMB)	2026 (RMB)	Change (%)
(In thousands, except percentages)
Cost of computing power and algorithm solutions	-	(137,544)	NA
Cost of smart technology and new energy solutions	-	(9,220)	NA
Cost of health and wellness products and services	-	(11,443)	NA
Total cost of revenues	-	(158,207)	NA

Cost of Revenues from continuing operations for the fiscal year 2026 was RMB158.2 million (US$23.3 million), representing a 100% increase from nil for the fiscal year 2025, due to above mentioned acquisitions and disposals.

Cost of computing power and algorithm solutions increased from nil for the fiscal year 2025 to RMB137.5 million (US$20.3 million) for the fiscal year 2026 due to the acquisition of Times Good. This cost accounts for 86.9% of our total cost of revenues for the fiscal year 2026 and primarily consists of costs for procuring external computing services and server costs, and labor costs of in-house employees.

Cost of smart technology and new energy solutions increased from nil for the fiscal year 2025 to RMB 9.2 million (US$1.4 million) for the fiscal year 2026 due to the acquisition of Real Prospect Group. This cost accounts for 5.8% of our total cost of revenues for the fiscal year 2026, and primarily consists of costs for hardware components procurement, direct labor, assembly and manufacturing costs, and electricity.

Cost of health and wellness products and services increased from nil for the fiscal year 2025 to RMB11.4 million (US$1.7 million) for the fiscal year 2026, primarily attributable to the acquisition of Carve Group. This cost accounts for 7.3% of our total cost of revenues for the fiscal year 2026 and primarily related to our bird’s nest product, consisting of direct materials, direct labor, and an appropriate allocation of manufacturing overhead, and other direct costs such as packaging and logistics. In addition, this cost category also comprised the cost of sales of ginseng and premium tea, including cost incurred for field patrolling staff and amortization of woodland land-use rights.

Operating expenses

	Years ended June 30,
	2025 (RMB)	2026 (RMB)	Change (%)
(In thousands, except percentages)
Operating Expenses
Selling expenses	-	(3,519)	NA
General and administrative expenses	(7,292)	(40,753)	458.9
Research and development expenses	-	(4,574)	NA
Total operating expenses	(7,292)	(48,846)	569.9

Operating expenses increased to approximately RMB48.8 million (US$7.2 million) in fiscal year 2026 from approximately RMB7.3 million in fiscal year 2025, primarily attributable to the acquisitions described. This increase reflects the expanded operational scale following the acquisitions of Carve Group, Real Prospect Group, and Times Good, as well as professional and administrative costs incurred in connection with the acquisitions and disposals.

Selling expenses increased to RMB3.5 million (US$0.5 million) in fiscal year 2026 from nil in fiscal year 2025, primarily attributable to the acquisitions described above. Selling and marketing expenses in fiscal year 2026 primarily include employee costs of sales personnel, advertising and promotional costs of core business, and brand development fees.

General and administrative expenses related to ongoing business increased to RMB40.8 million (US$6.0 million) in fiscal year 2026 from RMB7.3 million in fiscal year 2025, primarily attributable to the acquisitions described above. Administrative expenses primarily comprise employees’ costs of executive and personnel in back offices, amortization of intangible assets recognized at fair-value step-up in connection with the acquisitions of Carve Group, Real Prospect Group, and Times Good, audit fees, and other miscellaneous expenses.

Research and development (R&D) expenses increased to RMB4.6 million (US$0.7 million) in fiscal year 2026 from nil in fiscal year 2025, due to the above-mentioned acquisitions and disposals. Research and development expenses in fiscal year 2026 primarily relate to the development activities of Times Good, including employee costs of R&D personnel and other third-party R&D expenses.

Share-based compensation expenses

Under our 2018 Share Incentive Plan and 2024 Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance will be 16,806,720 ordinary shares (equivalent to approximately 186,742 Class A ordinary shares after giving effect to the 1-for-90 reverse share split effected on June 20, 2025 (the “Share Consolidation”) (“2018 Share Incentive Plan”) and 111,165,518 ordinary shares (equivalent to approximately 1,235,173 Class A ordinary shares after the Share Consolidation), respectively. On February 20, 2024, our board of directors approved the grant of share options to certain directors, executive officers, employees and top agents of the Company and AIFU to purchase 6,011,608 ADSs, previously representing 9,017,413 ordinary shares of the Company (equivalent to approximately 100,194 Class A ordinary shares after the Share Consolidation) (“2024 Option 1”), as a supplement of salary and benefit packages pursuant to the 2018 Share Incentive Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentives”. Pursuant to 2024 Option 1, the exercise price of these options is US$0.001 per ADS, equivalent to approximately US$0.0007 per ordinary share (equivalent to US$0.063 per post-split Class A ordinary share). The options were scheduled to vest over a one-year period starting from March 1, 2025, subject to the achievement of certain key performance indicators by the option holders and their continued service with the Company. As the required performance indicators related to 2024 Option 1 were not met during the year, the 2024 Share Option 1 were fully forfeited.

On November 19, 2024, our board of directors approved the grant of 3,000,000 restricted share units (“RSUs”) to our former chairwoman Ms. Hong Suong Nguyen. Each RSU represented a right to receive one ADS with every two ADS representing three Class A ordinary shares. Giving effect to the subsequent ADR facility termination and 1-for-90 Share Consolidation, the grant was adjusted to 50,000 RSUs, with each RSU now representing the right to receive one post-consolidation Class A ordinary share. The RSUs were originally scheduled to vest over three years from the grant date, subject to Ms. Nguyen’s continued service. In fiscal year ended June 30, 2026, 16,667 Class A ordinary shares vested to Ms. Nguyen on November 18, 2025. Vesting of the remaining RSUs (33,333 Class A ordinary shares in aggregate) was accelerated upon her resignation, in recognition of her contributions to the Company during her tenure.

In February 2025, our board of directors granted a total of 666,704 RSUs to certain management and employees in connection with the termination of their employment relationships. These RSUs, with each representing the right to receive one post-consolidation Class A ordinary share, were granted and vested immediately.

Accordingly, we recognized share-based compensation expenses of RMB1.4 million for the fiscal year ended June 30, 2025. The share-based compensation expenses were RMB5.2 million (US$0.8 million) for the fiscal year ended June 30, 2026. We expect share-based compensation expenses to be a significant component of our operating expenses in the near future.

Loss from operations

Net loss from operations amounted to RMB23.7 million (US$3.5 million) in fiscal year 2026 from RMB7.3 million in fiscal year 2025. Operating loss margin was 12.9% in fiscal year 2026, primarily attributable to the acquisitions and disposals described above. The gradual transformation of our business portfolio during fiscal year 2026 increased certain fixed costs and operating expenses, including executives’ personnel costs and third-party consulting fees related to the afore-mentioned acquisitions, thereby expanding the operating loss.

Net loss from fair value change

Net loss from fair value change was RMB7.2 million (US$1.1 million) in fiscal year 2026, as compared to nil in fiscal year 2025. This was primarily attributable to a decline in the fair value of the Group’s equity interest in AIFU Inc and BGM Group Ltd.

Gain on disposal of subsidiaries

During fiscal year 2026, we recorded a gain on disposal of subsidiaries of RMB20.1 million (US$3.0 million), compared with nil in fiscal year 2025, arising from the disposal by Huazhi Future of two non-core subsidiaries to independent third parties for total cash consideration of RMB3.0 million. The divestiture of non-core businesses during the year was intended to optimize the allocation of key operating resources and enhance our focus on core operations.

Share of loss of affiliates

Share of loss of affiliates was RMB10.4 million (US$1.5 million) in the fiscal year 2026, as compared to nil in the fiscal year 2025. These amounts relate to the proportionate share of the net results of Qingdao Huiju Laixi Intelligent Technology Co., Ltd. and Yanbense Food Technology (Shenzhen) Co., Ltd., which are accounted for using the equity method.

Income Tax Benefits

We recognized an income tax benefit of RMB0.4 million (US$0.1 million) in fiscal year 2026, as compared to nil in fiscal year 2025.

Net loss from continuing operations

As a result of the foregoing factors, we recognized a net loss from continuing operations of RMB21.2 million (US$3.1 million) in fiscal year 2026, compared to a net loss from continuing operations of RMB21.9 million in fiscal year 2025.

Net loss from discontinued operations

The net loss from discontinued operations was RMB1.8 billion (US$271.0 million) for the fiscal year 2026, as compared to a net loss from discontinued operations of RMB437.0 million for the fiscal year 2025.

Net Loss Attributable to Owner of the Company

As a result of the foregoing factors, our net loss attributable to our owner was RMB187.2 million (US$27.6 million) for the fiscal year 2026 as compared to a net loss attributable to our owner of RMB196.0 million for the fiscal year 2025.

Basic Net Loss per share

Basic net loss per share was RMB0.642 (US$0.095) for the fiscal year 2026, compared to basic net loss per share of RMB26.033 for the fiscal year 2025.

Taxation

Cayman Islands

Maase is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, our group incorporated in the Cayman Islands is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands. There are no other taxes likely to be material to us or holders of our ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazette on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%. Following the completion of transactions in fiscal year 2026, each of our subsidiaries operating in the Hong Kong SAR incurred a net taxable loss arising from Hong Kong sources. Accordingly, no provision for Hong Kong profits tax was made for such entities in fiscal year 2026. Prior to the disposal of the Puyi Group and consolidation of AIFU in fiscal year 2026, Puyi HK, a holding company, generated a net taxable loss arising from Hong Kong sources for the fiscal year ended June 30, 2025, and therefore no provision for Hong Kong profits tax was recorded. Separately, current income tax provisions for AIFU’s subsidiaries operating in the Hong Kong SAR were calculated using the applicable statutory tax rate of 8.25% for the fiscal year ended June 30, 2025. Dividend payments are not subject to withholding tax in the Hong Kong SAR.

PRC

According to the PRC Enterprise Income Tax Law (“EIT law”), was passed on March 16, 2007, became effective on January 1, 2008, and was subsequently amended on February 24, 2017 and December 29, 2018, as further clarified by subsequent tax regulations implementing the EIT law, foreign invested enterprises and domestic enterprises are subject to enterprise income tax, or EIT, at a uniform rate of 25%.

The Group’s PRC subsidiaries and the VIEs incorporated in PRC are subject to the PRC EIT law. Pursuant to the Article 28 of the Enterprise Income Tax Law of the People’s Republic of China, Enterprise income tax on high and new technology enterprises (“HNTE”) key supported by the State shall be levied at a reduced tax rate of 15%. Accordingly, the subsidiary of Maase’s, Guangxi Free Trade Zone Yanwo Bio-technology Co., Ltd., Puyi Dake Information Technology Co., Ltd., and Huazhi Future (Chongqing) Technology Co. Ltd. are regarded as a High and New Technology Enterprise (“HNTE”), and thus enjoys preferential tax treatments.

Pursuant to the Circular on Inclusive Tax Relief Policies for Small Low-Profit Enterprises (“SLPEs”), or Circular [2019] No. 13, jointly issued by the Ministry of Finance and the State Taxation Administration in January 2019, an SLPE is entitled to a preferential tax rate of 20% with a 75% reduction on its annual taxable income for the portion not exceeding RMB1 million and a 50% reduction for the portion between RMB1 million to RMB3 million. Further to the Circular [2019] No. 13, Announcement on Preferential Tax Policies for SLPEs and Individually-owned Businesses was jointly issued by the Ministry of Finance and the State Taxation Administration in April 2021, which provides SLPEs an 87.5% reduction on annual taxable income for the portion not exceeding RMB1 million. Pursuant to the Circular on Inclusive Tax Relief Policies for Small Low-Profit Enterprises (“SLPEs”), or Circular [2022] No. 13, jointly issued by the Ministry of Finance and the State Taxation Administration in March 2022, an SLPE is entitled to a preferential tax rate of 20% with a 75% reduction on its annual taxable income for the portion between RMB1 million to RMB3 million. Pursuant to the Circular on Inclusive Tax Relief Policies for Small Low-Profit Enterprises (“SLPEs”), or Circular [2023] No. 6, jointly issued by the Ministry of Finance and the State Taxation Administration in March 2023, an SLPE is entitled to a preferential tax rate of 20% with a 75% reduction on its annual taxable income for the portion not exceeding RMB1 million from January 2023 to December 2024. Pursuant to the Circular on Inclusive Tax Relief Policies for Small Low-Profit Enterprises (“SLPEs”), or Circular [2023] No. 12, jointly issued by the Ministry of Finance and the State Taxation Administration in August 2023, an SLPE is entitled to a preferential tax rate of 20% with a 75% reduction on its annual taxable income and the preferential tax treatment is extended to December 31, 2027.

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

PRC Urban Maintenance and Construction Tax and Education Surcharge

Any entity, foreign-invested or purely domestic, or individual that is subject to consumption tax, and VAT is also required to pay PRC urban maintenance and construction tax. The rates of urban maintenance and construction tax are 7%, 5% or 1% of the amount of consumption tax, and VAT actually paid depending on where the taxpayer is located. All entities and individuals who pay consumption tax, VAT is also required to pay education surcharge at a rate of 3%, and local education surcharges at a rate of 2%, of the amount of VAT, business tax and consumption tax actually paid. As a qualified small and low-profit enterprise, the Company is entitled to a 50% reduction on urban maintenance and construction tax, educational surcharge and local educational surcharge under the “Six Taxes and Two Surcharges” preferential policy. This preferential treatment is effective from January 1, 2023 to December 31, 2027.

Discussion of Key Balance Sheet Items

The following table sets forth selected information from our Consolidated Balance Sheets as of June 30, 2025 and 2026. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of June 30,
	2025	2026
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data
ASSETS:
Inventories, net	-	2,409,414	355,104
Cash and cash equivalents	243	37,091	5,467
Short term investments	4,255	36,872	5,434
Accounts receivable	-	30,105	4,437
Other receivables, net	29,436	119,927	17,675
Other current assets of continued operations	430	33,690	4,964
Current assets of discontinued operations	2,167,052	-	-
Goodwill	-	2,018,164	297,441
Intangible assets, net	-	115,336	16,998
Investments in affiliates	-	103,895	15,312
Property, plant, and equipment, net	-	17,092	2,519
Right of use assets	-	2,784	410
Other non-current assets	-	768	113
Non-current assets of discontinued operations	1,164,561	-	-
Total assets	3,365,977	4,925,138	725,874
LIABILITIES AND EQUITY:
Other payables and accrued expenses	4,956	145,664	21,468
Short-term loan	-	28,490	4,199
Contract liabilities	-	28,205	4,157
Accounts payable	-	24,208	3,568
Amount due to related parties	-	13,668	2,014
Other current liabilities of continued operations	-	9,754	1,437
Current liabilities of discontinued operations	569,038	-	-
Deferred tax liabilities	-	7,168	1,056
Non-current liabilities of discontinued operations	603,875	-	-
Other non-current liabilities of continued operations	-	3,542	522
Total liabilities	1,177,869	260,699	38,421
Mezzanine equity	47,935	50,110	7,385
Total equity	2,140,173	4,614,329	680,068
Total liabilities, mezzanine equity and shareholders’ equity	3,365,977	4,925,138	725,874

Inventories

Inventories mainly represent the wild-grown ginseng roots, premium tea products, and bird’s nest-based nutritional products and functional food ingredients held by the Carve Group and Oriental Grove. As compared with the balance as of June 30, 2025, inventories as of June 30, 2026, increased by RMB2.4 billion (US$355.1 million) primarily attributable to the acquisition of the Carve Group and Oriental Grove.

Cash and Cash Equivalents

As of June 30, 2026, we had cash and cash equivalents of RMB37.1 million (US$5.5 million), as compared to cash and cash equivalents of RMB0.2 million as of June 30, 2025.

Short-term investments

Short-term investments mainly represent the equity interests and bank wealth management products issued by banks. As compared with the balance as of June 30, 2025, short-term investments as of June 30, 2026 increased by RMB32.6 million (US$4.8 million). Following the loss of control of AIFU Group, the equity interests in AIFU Inc. with a carrying amount of RMB25.3 million were classified as financial assets measured at fair value through profit or loss, thereby increasing balance of short-term investments.

Accounts receivable

Accounts receivable primarily relate to operations of Times Good and Real Prospect Group. As compared with the balance as of June 30, 2025, accounts receivable as of June 30, 2026 increased by RMB30.1 million (US$4.4 million), primarily attributable to the acquisitions completed during fiscal year 2026.

Other receivables

Other receivables as of June 30, 2026 primarily derive from operations of Times Good. As compared with the balance as of June 30, 2025, other receivables as of June 30, 2026 increased by RMB90.5 million (US$13.3 million), primarily attributable to: (i) the increase of RMB61.2 million in consideration receivable from disposal of an investment, arising from the disposals of Puyi Group and Chongqing Xinzhichu Education Consulting Co., Ltd.; (ii) the decrease of RMB4.3 million, due to the collection of consideration receivables for issuance of Class B Ordinary Shares from shareholders during fiscal year 2026; and (iii) the increase of RMB33.6 million, primarily attributable to the acquisition of Times Good and Carve group. The acquired other receivables primarily consist of receivables from sales recognized on a net basis, receivables from corporations and individuals, and other miscellaneous receivables.

Other current assets of continued operations

Other current assets of continued operations as of June 30, 2026 primarily consist of restricted cash and other current assets, both of which mainly arose from operations of Times Good. Restricted cash represents pledged cash deposits related to letters of credits issued to settle Times Good’s business transactions. Other current assets primarily consist of prepayments for operating costs, other miscellaneous expenses for Times Good’s operations, and excess input value-added tax credits. The balance as of June 30, 2026 increased by RMB33.3 million (US$4.9 million) compared to the balance as of June 30, 2025, primarily due to the acquisition of Times Good during fiscal year 2026.

Goodwill

As compared to the balance as of June 30, 2025, goodwill as of June 30, 2026 increased by RMB2.0 billion (US$297.4 million), due to the acquisitions of Carve Group, Real Prospect Group, and Times Good during fiscal year 2026.

Intangible assets

As compared to the balance as of June 30, 2025, intangible assets as of June 30, 2026 increased by RMB115.3 million (US$17.0 million), due to the business combinations during fiscal year 2026. As of June 30, 2026, intangible assets primarily consist of trademark right, software copyright, patent right, and other miscellaneous intangible assets relating to the operations of Times Good, Real Prospect Group, and Carve Group.

Investments in affiliates

As compared to the balance as of June 30, 2025, investment in affiliates as of June 30, 2026 increased by RMB103.9 million (US$15.3 million), due to the acquisitions of Carve Group and Real Prospect Group. This balance represents the Group’s 49% equity interest in Qingdao Huiju Laixi Intelligent Technology Co., Ltd., which are accounted for using the equity method. We sold the 49% equity interest in Laixi in July 2026 as described in “Item 4. Information on Our Group—4.A. History and Development of Our Group.”

Property, plant, and equipment, net

As compared to the balance as of June 30, 2025, property, plant, and equipment as of June 30, 2026 increased by RMB17.1 million (US$2.5 million), due to the business combinations during fiscal year 2026. Property, plant, and equipment primarily consist of the building held by Carve Group, charging piles and robots held by the Real Prospect Group, and other miscellaneous long-term assets used in daily operations of the Company.

Right of use assets

Right of use assets increased to RMB2.8 million (US$0.4 million) as of June 30, 2026, from nil as of June 30, 2025, due to the acquisition of Carve Group, Real Prospect Group, and Times Good. This balance represents the leases for office space, manufacturing plants, and staff dormitories.

Other payables and accrued expenses

Other payables and accrued expenses increased by RMB140.7 million (US$20.7 million) as of June 30, 2026, as compared to RMB5.0 million as of June 30, 2025. This increase was primarily attributable to: (i) the increase of RMB110.4 million of outstanding consideration for Times Good and Oriental Grove acquisitions; (ii) the increase of RMB18.6 million of amounts due to third-parties arising from Times Good, Carve Group, and Real Prospect Group; and (iii) the increase of RMB11.7 million of advances on behalf of customers for sales recognized on a net basis.

Short-term loan

Short-term loan increased to RMB28.5 million (US$4.2 million) as of June 30, 2026, from nil as of June 30, 2025, due to the acquisition of Times Good. As of June 30, 2026, short-term loan consists of: (i) bank borrowings of RMB26.6 million with interest rates ranging from 2.7%-3.51% per annum; and (ii) borrowings of RMB1.9 million due to financial institution. These short-term loans, which are due within one year, are made to supplement the working capital of Times Good.

Contract liabilities

Contract liabilities increased to RMB28.2 million (US$4.2 million) as of June 30, 2026, from nil as of June 30, 2025, due to the acquisition of Carve Group, Real Prospect Group, and Times Good. Most of such balances are expected to be realized in the following year.

Accounts payable

Accounts payable increased to RMB24.2 million (US$3.6 million) as of June 30, 2026, from nil as of June 30, 2025, primarily due to the acquisition of Times Good. As of June 30, 2026, accounts payable mainly refer to the outstanding balances due to third parties for the external procurement of computing services and server costs.

Amount due to related parties

Amount due to related parties increased to RMB13.7 million (US$2.0 million) as of June 30, 2026, from nil as of June 30, 2025, primarily due to an interest-free loan of RMB13.6 million from AIFU and its subsidiaries, a related party, during fiscal year 2026. This loan was made to supplement the Group’s working capital, which is expected to be settled in the following year.

Other current liabilities of continued operations

Other current liabilities of continued operations consist of current portion of long-term loan, accrued payroll, current operating lease liabilities, and income tax payable. This balance increased to RMB9.8 million (US$1.4 million) as of June 30, 2026, from nil as of June 30, 2025, primarily due to the acquisition of Carve Group, Real Prospect Group, and Times Good during fiscal year 2026.

Deferred tax liabilities

Deferred tax liabilities increased to RMB7.2 million (US$1.1 million) as of June 30, 2026, from nil as of June 30, 2025, due to the acquisitions of Carve Group, Real Prospect Group, and Times Good. This balance resulted from the fair value step-up of the business combinations that occurred during fiscal year 2026.

Other non-current liabilities of continued operations

Other non-current liabilities of continued operations consist of long-term loan, and non-current lease liabilities, which increased to RMB3.5 million (US$0.5 million) as of June 30, 2026, from nil as of June 30, 2025. This increase is mainly attributable to the acquisition of Real Prospect Group, Times Good, and Carve Group.

5.B. Liquidity and Capital Resources

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

As of June 30, 2026, we had RMB37.1 million (US$5.5million) in cash and cash equivalents, and RMB36.9 million (US$5.4 million) in short-term investments. Our cash and cash equivalents consist of cash on hand and bank deposits and our short-term investments consisting of short-term, highly liquid investments that are readily convertible to known amounts of cash and have an insignificant risk of changes in value related to changes in interest rates. Our principal uses of cash have been to fund working capital requirements and infrastructure of intelligent computing center.

	For the fiscal year ended June 30,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from (used in) operating activities	57,734	71,467	(103,413)	(15,243)
Net cash generated from (used in) investing activities	234,160	(327,099)	(108,447)	(15,984)
Net cash generated from (used in) financing activities	(86,841)	(14,189)	123,742	18,237
Net increase (decrease) in cash and cash equivalents, and restricted cash	205,053	(269,821)	(88,118)	(12,990)
Cash and cash equivalents and restricted cash at beginning of year	164,470	370,396	105,315	15,522
Effect of exchange rate changes on cash and cash equivalents	873	4,740	26,397	3,893
Cash and cash equivalents and restricted cash at end of the year	370,396	105,315	43,594	6,425

For fiscal year 2026, our net cash flow used in operating activities was RMB103.4 million (US$15.2 million), as compared to net cash generated from operating activities of RMB71.5 million for fiscal year 2025. The decrease of RMB174.9 million in cash flow from operating activities was primarily due to changes in assets and liabilities and the expanded operating loss for fiscal year 2026 as above-mentioned factors.

For fiscal year 2026, our net cash flow used in investing activities was RMB108.4 million (US$16.0 million), as compared to net cash used in investing activities of RMB327.1 million for fiscal year 2025. The decrease of RMB218.7 million in net cash flow used in investing activities was primarily due to: (i) decreasing cash outflow in cash paid for loan receivables to a third party; (ii) the decreasing cash outflow in the disposal of subsidiaries; and (iii) the increasing cash outflow in business combinations and asset acquisition during fiscal year 2026.

For fiscal year 2026, our net cash flow generated from financing activities was RMB123.7 million (US$18.2 million), as compared to net cash used in financing activities of RMB14.2 million for fiscal year 2025. The increase of RMB137.9 million in financing activities was the result of: (i) increase of RMB147.0 million generated from the issuance of ordinary shares in fiscal year 2026; (ii) decrease of RMB5.6 million of net cash used in repayment of bank borrowings and other borrowings; and (iii) decrease of RMB3.6 million of net cash inflow generated from disposal of shares of subsidiaries.

The Company anticipates raising additional funds to finance its ongoing operations through issuance of additional Class A Ordinary Shares as well as obtaining additional external debt as needed. On September 23, 2026, the Company entered into a securities purchase agreement with certain investor for a private placement offering of 3,878,856 Class A ordinary shares of the Company, par value US$0.09 per share (the “Placement Shares”), at a purchase price of US$12.89 per Placement Share, for gross proceeds of approximately US$50 million. The private placement is expected to close on or before December 31, 2026, and the Placement Shares are subject to a 36-month lock-up following the closing. In addition, our registration statement on Form F-3 (File No. 333-298147), declared effective on August 21, 2026, permits us to offer and sell from time to time up to US$500,000,000 of Class A Ordinary Shares, debt securities, warrants, rights and units. Our known cash requirements over the next twelve months include the outstanding cash consideration of RMB110.4 million for the Times Good and Oriental Grove acquisition, of which approximately 70% was paid in October 2026, and the repayment of the bank borrowings described above.

Capital Expenditures

We made capital expenditures of RMB6.2 million and RMB3.3 million (US$0.5 million) for the fiscal years ended June 30, 2025 and 2026, respectively. These expenditures were primarily related to leasehold improvement, purchase of office equipment and maintenance of our technological infrastructure.

Dividend and Cash Transfers

Maase is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in which we hold equity interest and Huazhi VIE and its subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and and Huazhi VIE and its subsidiaries. If any of the entities incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries and Huazhi VIE and its subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned subsidiaries in China and Huazhi VIE and its subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our wholly-owned subsidiary in China to its business development and do not plan to request dividend distributions from it.

Off-Balance Sheet Arrangements

As of June 30, 2026, we did not enter any off-balance sheet arrangements such as any financial guarantees or other commitments to guarantee the payment obligations of any third-parties, which in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operation. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

5.C. Research and Development, Intellectual Property

Research and Development

We have focused, and will continue to focus, on investing in our research and development function. Our research and development expenses were approximately nil, nil and RMB4.6 million (US$0.7 million) for the years ended June 30, 2024, 2025 and 2026, respectively.

We believe that our commitment to research and development is an important contributing factor to our success. As of June 30, 2026, we had a team of 22 research and development personnel. We provide our research and development personnel with various continuing training programs and opportunities. To grow and deepen our business, we will continue to compete for research and development talent and invest in research and development in order to provide better services to our customers. We rely on a combination of patents, copyrights and trademarks to protect our intellectual property rights. For details of our intellectual property portfolio, please see “Item 4.B. Business Overview — Technology Research and Product Innovation.”

Intellectual Property

See “Item 4. Information on our group — 4.B. Business Overview — Intellectual Property”.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended June 30, 2026 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that are reasonably likely to cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5.E. Critical Accounting Estimates

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

The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Estimates of fair value are primarily determined by using discounted cash flows. Discounted cash flows method is dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates, operating margins and the discount rates applicable to future cash flows. Based on this quantitative impairment test, the fair value of the three reporting units exceeded their respective carrying amounts. Accordingly, the Company did not recognize any goodwill impairment loss for the year ended June 30, 2026.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Jingkai Li	62	Chairperson of the board
Min Zhou	43	Chief Executive Officer and Vice-Chairwoman of the Board of Directors
Guotao Liu	56	Co-Chief Executive Officer
Jiaxing Shi	36	Chief Financial Officer
Zhifeng Li	49	Chief Technology Officer
Baoxue Xu	55	Co-Chief Technology Officer
Yingying Li	43	Independent Director
Kwan Pui Chui	31	Independent Director
Pei Yu	31	Independent Director

Jingkai Li Mr. Li has served as our director and chairman of the board since November 28, 2025. He was a shareholder of Qingdao Maisi Intelligent Technology Co., Ltd. prior to its reorganization under Real Prospect Group in September 2025. Mr. Li has over a decade of experience in the environmental protection and resource-recycling industries. Since 2010, he has served as chairman and chief executive officer of Guangxi Qinyuan Environmental Protection Co., Ltd., where he oversaw operations in industrial solid waste treatment, renewable resource utilization, and environmental engineering services. Mr. Li has also served as executive president of the Beiliu Slag Resource Comprehensive Utilization Industry Association since 2022. In addition, he has participated in industrial investment activities involving new energy, smart technology, and other high-tech projects. Mr. Li holds an executive master’s degree in business administration from Macau University of Science and Technology.

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

Guotao Liu Mr. Liu has served as our co-chief executive officer since August 12, 2025. Since January 2024 he has served as Chairman of Qingdao Youdian New Energy Technology Co., Ltd., which we acquired in October 2025 as part of the Real Prospect Group acquisition. He was a shareholder and senior officer of Qingdao Maisi Intelligent Technology Co., Ltd. prior to its reorganization under Real Prospect Group in September 2025. He concurrently serves as Chairman of Shandong Meinengda Automotive Service Co., Ltd. since January 2014 and Qingdao Huiju Lai Xi Intelligent Technology Co., Ltd. since January 2021. Previously, he served as Chairman of Shandong Bohai Rim Advertising Media Co., Ltd. from August 2006 to October 2017. With over 15 years of corporate management experience, he specializes in automotive services, smart technology, and new energy sectors. He received his Master’s degree in Transportation Management in 1996 and Bachelor’s degree in Automotive Design in 1994 from Military Transportation College.

Jiaxing Shi Ms. Shi has served as our chief financial officer since December 31, 2025. Ms. Shi has over a decade of experience in finance investment and operation. Ms. Shi served as the investment operations manager at YD Network Technology Co Ltd. from March 2024 to November 2025, overseeing its investment strategy and financial due diligence to optimize long-term returns. Prior to that, she served as senior audit professional at UHY LLP and Marcum LLP from 2022 to 2024. Prior to that, she held a senior manager position in financial reporting and investor relations at Aurora Mobile Ltd. (Nasdaq: JG) since 2018. She received her MBA degree in financial management from Goldey-Beacom College in 2018 and her master degree in accounting from St. John’s University in 2015. She received her bachelor’s degree from Inner Mongolia University of Finance and Economics in 2013.

Zhifeng Li Dr. Li has served as our chief technology officer since August 2026. Dr. Li possesses extensive expertise in artificial intelligence, frontier scientific research, industrial technology applications and technology ecosystem development, and has significant experience in technology leadership and innovation. Dr. Li currently serves as the chairman of the board of directors of Huazhi Future (Chongqing) Technology Co., Ltd., our consolidated variable interest entity, since April 2021. He serves as Deputy Director of the Computing Power and Storage Research Center of the Investment Association of China and Co-Chairman of the Chongqing-Hong Kong Science and Technology Innovation Enterprise Development Alliance. He received a Ph.D. in Physics from the University of Vienna, and a master’s degree in Theoretical Physics and a bachelor’s degree in Applied Physics from Chongqing University.

Baoxue Xu Mr. Xu has served as our co-chief technology officer since October 13, 2026. Mr. Xu brings more than two decades of experience in embedded systems, vehicle electronics, industrial Internet of Things, battery management, energy storage, and intelligent control. He has held General Manager positions at Qingdao Guibao Electronic Technology Co., Ltd. since January 2016 and at Qingdao Maisi Intelligent Technology Co., Ltd. since January 2026, where he has led the development of vehicle connectivity systems, smart battery management systems and energy management systems platforms, distributed energy storage systems, industrial power solutions, and intelligent mobile charging equipment. Mr. Xu received a master’s degree of Engineering in Power System and Automation from Shandong University of Technology (now Shandong University) and a bachelor’s degree of Science in Computer Science and Technology from Qingdao Institute of Architectural Engineering (now Shandong University of Science and Technology).

Yingying Li Ms. Li has served as our independent director since September 2024. She has served as the OEM Cotton Product Director for Qinshu (Shanghai) Trading Co., Ltd since 2022. From July 2021 to October 2022, Ms. Li served as the General Manager of the Product Planning Department at Shanghai Metersbonwe Fashion Co., Ltd., where she had extensive experience in leading the planning team to collect, sort, analyze fashion trends, and develop product strategies based on brand positioning and annual business goals. She also had experience in preparing planning proposals, themes, and quarterly development timetables. From October 2017 to June 2021, Ms. Li served as the Manager of the Product Planning Department at E-Land Group. She had extensive experience in leading the planning, design, and production teams in conducting product sketch review, sample review at selection meetings, and pricing work to ensure product completion. Ms. Li graduated from Donghua University with a Master’s degree in Textile Engineering.

Kwan Pui Chui Mr. Chui has served as our independent director since January, 2025. Since February 12, 2026, Mr. Chui has served as Chief Compliance and Operations Officer of AIOS Tech Inc. (NASDAQ: AIOS). From 2024 to 2025, Mr. Chui practiced as a lawyer at Fujian Shuangding Law Office, advising corporate clients on legal matters. Prior to that, from 2019 to 2024, he worked as a Registered Foreign Lawyer and Legal Assistant in the Corporate Finance Practice Group at Deacons, where he handled corporate finance matters and IPO projects. Mr. Chui received his Bachelor of Laws degree from Xiamen University in 2018 and his Master of Laws degree from City University of Hong Kong in 2019.

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

6.B. Compensation

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

For the fiscal year ended June 30, 2026, we paid an aggregate of approximately RMB1.8 million (US$0.3 million) in cash to our executive officers and an aggregate of approximately RMB600,000 (US$88,000) in cash to our independent directors. We have not set aside or accrued any amounts to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the Huazhi VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

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

On February 20, 2024, our board of directors approved the grant of share options to certain directors, executive officers, employees and top agents of the Company and AIFU to purchase 6,011,608 ADSs, previously representing 9,017,413 Ordinary Shares of the Company (equivalent to 100,194 Class A Ordinary Shares after the share consolidation), as a supplement of salary and benefit packages pursuant to the 2018 Share Incentive Plan (the “2024 Option 1”). Pursuant to the share incentive program, the exercise price of these options is US$0.001 per ADS, equating to approximately US$0.0007 per ordinary share, or US$0.063 per post-split Class A ordinary share. The options are scheduled to vest over a one-year period starting from March 1, 2025, subject to the achievement of certain key performance indicators by the option holders and their continued service with the Company. As the required performance indicators related to 2024 Option 1 were not met during the year, the 2024 Option 1 were fully forfeited.

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

On November 19, 2024, our board of directors approved the grant of 3,000,000 restricted share units (“RSUs”) to our then chairwoman Ms. Hong Suong Nguyen, who resigned on November 28, 2025. Each RSU represented a right to receive one ADS with every two ADS representing three Class A Ordinary Shares. Giving effect to our subsequent ADR facility termination and 1-for-90 Share Consolidation effected on June 20, 2025, the grant was adjusted to 50,000 RSUs, with each RSU now representing the right to receive one post-consolidation Class A ordinary share. The RSUs were originally scheduled to vest over three years from the grant date, subject to Ms. Nguyen’s continued service. In the fiscal year ended June 30, 2026, 16,667 Class A ordinary shares vested to Ms. Nguyen on November 18, 2025. Vesting of the remaining RSUs (33,333 Class A ordinary shares in aggregate) was accelerated upon her resignation, in recognition of her contributions to the Company during her tenure. As of June 30, 2026, all 50,000 of these adjusted RSUs were fully vested.

During the first half of 2025, our board of directors granted a total of 40,002,240 RSUs to certain management and employees as severance compensation, with each RSU representing the right to receive one ADS. These RSUs were vested immediately upon grant. Following the termination of our ADR facility and Share Consolidation, these vested RSUs were adjusted to 666,704 RSUs, with each RSU representing the right to receive one post-consolidation Class A ordinary share.

On August 4, 2026, in connection with his appointment as our chief technology officer, our board of directors granted 12,500 RSUs under the 2024 Share Incentive Plan to Dr. Zhifeng Li, each representing the right to receive one Class A ordinary share, vesting in five equal annual installments of 2,500 RSUs, subject to his continued service. Dr. Li does not receive any cash salary for his services.

On October 13, 2026, in connection with his appointment as our co-chief technology officer, our board of directors granted 12,500 RSUs under the 2024 Share Incentive Plan to Mr. Baoxue Xu, each representing the right to receive one Class A ordinary share, vesting in five equal annual installments of 2,500 RSUs, subject to his continued service. Mr. Xu does not receive any cash salary for his services.

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

6.C. Board Practices

Board Committees

We have established three committees under the board of directors: the audit committee, the compensation committee, the corporate governance and nominating committee and have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of three independent directors, Ms. Pei Yu, Mr. Kwan Pui Chui and Ms. Yingying Li, and is chaired by Ms. Pei Yu. We have determined that these three independent directors satisfy the independence requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Ms. Pei Yu qualifies as an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our group. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Ms. Yingying Li, Ms. Pei Yu and Mr. Kwan Pui Chui, and is chaired by Ms. Yingying Li. We have determined that these three independent directors satisfy the independence requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officers may not be present at any committee meeting during which their compensation is deliberated. The compensation committee is responsible for, among other things:

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. The office of a director will be vacated automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; (iv) is prohibited by any applicable law from being a director; or (iii) without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated.

6.D. Employees

The following table sets forth the breakdown of our employees by function as of June 30, 2026.

	Number of Employees	% of Total
Research and Development	22	17.5
Sales and Marketing	24	19.0
Production and Supply Chain	19	15.1
Management and Administration	61	48.4
Total	126	100.0

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

6.E. Share Ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

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

As of the date of this annual report, we have 442,175,578 Ordinary Shares issued and outstanding, comprising of 435,508,910 Class A Ordinary Shares and 6,666,668 Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficially Ownership (of total Class A Ordinary Shares and Class B Ordinary Shares)(1)	% of Aggregate Voting Power(1)
Directors and Executive Officers:
Jingkai Li	*	*	*	*
Min Zhou	*	*	*	*
Guotao Liu	*	*	*	*
Jiaxing Shi	*	*	*	*
Zhifeng Li	*	*	*	*
Baoxue Xu	*	*	*	*
Yingying Li	*	*	*	*
Kwan Pui Chui	*	*	*	*
Pei Yu	*	*	*	*
All Directors and Executive Officers as a Group	*	*	*	*

Principal Shareholders:
Moonlit Group Ltd.(2)	2,223	5,555,556	1.43%	50.48%
Katherine Wang(2)	2,223	5,555,556	1.2643%	50.418%
Equality Group Ltd.(3)	1,112	1,111,112	0.25%	10.08%
Hongyu Wang(3)	1,112	1,111,112	0.25%	10.08%
Golden Brighter Limited(4)	65,862,013	-	14.89%	5.98%
Baron Ren(4)	65,862,013	-	14.89%	5.98%
WJ Management Company Limited(5)	64,439,951	-	14.57%	5.85%
Dejun Yu(5)	64,439,951	-	14.57%	5.85%
YCY Management Company Limited (6)	45,000,000	-	10.18%	4.08%
Yap Chee Wee (6)	45,000,000	-	10.18%	4.08%
Arts Wing Limited (7)	33,842,715	-	7.65%	3.07%
Robert Liu (7)	33,842,715	-	7.65%	3.07%

*	Less than 1% of our total outstanding Ordinary Shares.

†	The business address of our directors and executive officers is c/o Building 48, Zhixin Manufacturing Valley Industrial Park No. 52 Yangzhou Road, Economic Development Zone, Laixi Qingdao, Shandong Province, People’s Republic of China.

(1)	Percentage of beneficial ownership of each director and executive officer is based on 442,175,578 Ordinary Shares outstanding comprising of 435,508,910 Class A Ordinary Shares and 6,666,668 Class B Ordinary Shares as of the date of this annual report. The Class B Ordinary Shares are treated as converted into Class A Ordinary Shares only for the purpose of calculating the percentage ownership. Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by each director and executive officer and principal shareholder by the voting power of all of our Class A Ordinary Shares and Class B Ordinary Shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote. Our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

(2)	Includes (i) 2,223 Class A Ordinary Shares of the Company held by Moonlit Group Ltd. (“Moonlit”) and (ii) 5,555,556 Class B Ordinary Shares held by Moonlit, which is wholly-owned by Katherine Wang. The registered address of Moonlit is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin lslands.

(3)	Includes (i) 1,112 Class A Ordinary Shares of the Company held by Equality Group Ltd. (“Equality”), and (ii) 1,111,112 Class B Ordinary Shares held by Equality which is wholly-owned by Hongyu Wang. The registered address of Equality is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(4)	Includes 65,862,013 Class A Ordinary Shares of the Company held by Golden Brighter Limited, which is wholly owned by Baron Ren. The registered address of Golden Brighter Limited is Room 502C, 5/F, Ho King Commercial Centre, 2-16 Fa Yuen Street, Mongkok, Kowloon, Hong Kong.

(5)	Includes 64,439,951 Class A Ordinary Shares of the Company held by WJ Management Company Limited. (“WJ Management”), which is wholly owned by Dejun Yu. The registered address of WJ Management is 1202, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsim Sha Tsui East, Kowloon, Hong Kong.

(6)

Includes 45,000,000 Class A Ordinary Shares of the Company held by YCY Management Company Limited, which is wholly owned by Yap Chee Wee. The registered address of YCY Management Company Limited is Rm502C, 5/F, Ho King Commercial Centre, 2-16 FA Yuen Street, Mongkok, Kowloon, Hong Kong.

(7)	Includes 33,842,715 Class A Ordinary Shares of the Company held by Arts Wing Limited, which is wholly owned by Robert Liu. The registered address of Arts Wing Limited is Rm502C, 5/F, Ho King Commercial Centre, 2-16 FA Yuen Street, Mongkok,, Kowloon, Hong Kong.

To our knowledge, as of the date of this annual report, 12,868,783 Class A Ordinary Shares were held by one record holder in the United States, representing approximately 2.91% of our total outstanding shares. The record holder is Cede & Co., the nominee of the Depositary Trust Company. The number of beneficial owners of our Class A Ordinary Shares in the United States is likely to be much larger than the number of the record holder of our Ordinary Shares in the United States.

7.B. Related Party Transactions

Contractual Arrangements with the Huazhi VIEs and Their Respective Shareholders

See “Item 4. Information on Our Group—C. Organizational Structure.”

Employment Agreements

We have entered employment agreements with each of our executive officers, which generally provide for a term of at least three years, provided that either party may terminate the agreement by written notice of termination or on 30 days’ notice before expiration of the initial term. Pursuant to the agreements, the executive officers are entitled to receive annual compensation and bonus approved by the board of the directors.

Under applicable laws and regulations, there are some situations where we can terminate employment agreements without paying economic compensation, such as the employer maintains or raises the employment conditions but the employee refuses to accept the new employment agreement, when the employment agreement is scheduled to expire, the employee is retired in accordance with laws or the employee is dead, declared dead or has disappeared. For termination of employment in absence of legal cause we are obligated to pay the employee two-month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without paying economic compensation, such as when the employee has been held criminally liable in accordance with the law, being proved unqualified for recruitment during the probation period, seriously violating the rules and regulations of the employer, or the employee’s actions or inactions have resulted in a material adverse effect to us.

Additionally, the employment agreements with executive officers provide for confidentiality and nondisclosure provisions, pursuant to which the executive officers are required to keep trade secrets confidential during the course of their employment and for a period of 12 months following the termination of their employment. Such employment agreements also contain a non-compete clause for a duration of 12 months following their employment, which prohibited the executive officers render services to or for, directly or indirectly, our competitors.

Share Incentive Plan

See “Directors, Senior Management and Employees — 6.B. Compensation —Share Incentive.”

Other Related Party Transactions

Please see Note 24 of the consolidated financial statements filed as part of this annual report.

During fiscal year 2026, we leased manufacturing premises from Qingdao Jiutian Lanyue New Energy Technology Co., Ltd., a company controlled by Mr. Guotao Liu, our co-chief executive officer, under a lease with a term of 36 months from May 8, 2025, and sold products in the amount of RMB1.2 million to Laixi, an equity-method investee of the Group.

As of June 30, 2026, we owed RMB13.6 million to AIFU and its subsidiaries under an interest-free loan repayable on demand, and RMB70 thousand to Qingdao Zhiyun Zhongxin New Energy Technology Co., Ltd., a company controlled by Mr. Liu.

As of June 30, 2026, we owed RMB71,000 from Yanbense Food Technology (Shenzhen) Co., Ltd. under an interest-free loan, an equity-method investee of the Group.

7.C. Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information.

We have appended consolidated financial statements to this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

We are involved in disputes and legal or administrative proceedings in the ordinary course of our business.

We are currently involved in a material arbitration proceeding initiated by GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, “Claimants”) before the International Centre for Dispute Resolution (ICDR). The Claimants seek damages relating to a Share Purchase Agreement, Registration Rights Agreement and Warrant, all dated April 16, 2024 (the “GEM Agreements”) between us and Claimants, which contemplated a potential equity investment of up to US$1 billion.

The GEM Agreements were negotiated by Mr. Peh Chin Hua, our former Chairman of the Board (“Former Chairman”), and Mr. Chan Michael Ewe Teik, a third-party intermediary nominated by the Former Chairman, and executed on the Company’s behalf by the Former Chairman.

In around August 2024, through an internal investigation, our Board of Directors came to suspect that the Former Chairman, Singapore White Group Pte. Ltd. (“White Group”), an entity controlled by the Former Chairman, and Mr. Chan may have engaged in a fraudulent scheme that defraud the Company through a series of complex transactions, including the GEM Agreements. The investigation revealed that the Former Chairman may have withheld material information from the Board regarding GEM Agreements and White Group Agreement. In September 2024, our Board considered that the GEM Agreements shall be void due to fraud and resolved to terminate all proposed transactions and cooperation with the Former Chairman and White Group.

Consequently, on July 29, 2025, Claimants filed an arbitration with the ICDR against us concerning the GEM Agreements. We filed Answer to the Notice of Arbitration on September 4, 2025, denying all allegations asserted by the Claimants. Pursuant to procedural orders issued by the Sole Arbitrator, the Sole Arbitrator directed the Company to provide partial security for claims in the sum of US$13.5 million either by way of an irrevocable bank guarantee or a cash deposit into escrow arrangement, by November 2026. This security order is procedural and does not constitute a finding of liability against the Company. The parties are currently engaged in the document production and discovery phase of the arbitration, with the evidential hearing scheduled to take place in March 2027. The Company’s management continues to consult with external legal counsel regarding this arbitration and the security order. The arbitration is ongoing, and the final outcome and its associated financial impact on the Company cannot be determined with certainty at this time.

We believe that the Claimants’ allegations have no merits and we intend to vigorously defend against the claims. However, defending such arbitration could be time-consuming and costly and could divert the attention of our senior management. An unfavorable resolution of this arbitration or any future allegations, lawsuits or proceedings could materially and adversely affect our results of operations and financial condition and the market prices of our Class A Ordinary Shares. In accordance with applicable accounting standards, no provision has been accrued for this contingency because we do not consider a loss to be probable.

Except as disclosed above, we are currently not a party to any judicial, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. However, we may from time to time be involved in litigation and claims that arise in the ordinary course of our business operations. Our businesses are also subject to extensive regulation, which may result in regulatory proceedings against us. See “Item 3. Key Information—3.D. Risk Factors” above. Litigation or any other legal or administrative proceedings, regardless of the outcome, may result in substantial cost and diversion of our recourses, including our management’s time and attention.

Dividend Policy

Our board of directors has complete discretion as to whether to distribute dividends, subject to our memorandum and articles of association, as amended and restated from time to time and Cayman Islands laws. In addition, our shareholders by ordinary resolution may declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

For undistributed profits earned from our China subsidiaries Huazhi VIE and its subsidiaries, we have both the intent and ability to permanently reinvest these undistributed profits.

8.B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

See “9.C. Markets”

9.B. Plan of Distribution

Not applicable.

9.C. Markets

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

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

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

Ordinary Shares. Our authorised share capital is US$450,000,000 divided into 5,000,000,000 shares consisting of (i) 4,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.09 each; and (ii) 1,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.09 each. Their respective rights and restrictions are set out in our fifth amended and restated memorandum and articles of association. Our Class A Ordinary Shares and Class B Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Each Class B ordinary share is convertible into one (1) fully paid Class A ordinary share at any time by the relevant holder. The right to convert shall be exercisable by the holder of the Class B ordinary share delivering a written notice to our company. In no event shall our Class A Ordinary Shares be convertible into Class B Ordinary Shares. Save for the voting rights, conversion rights, dividend, liquidation and transfer restrictions attached to the Class B Ordinary Shares set out in our fifth amended and restated memorandum and articles of association, our Class A Ordinary Shares and Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

Subject to our fifth amended and restated memorandum and articles of association in relation to directors’ interests and the Nasdaq Rules, Class B Ordinary Shares may only be allotted and issued to directors, senior management or holders of the existing shares and companies wholly owned by such directors, senior management or holders of the existing shares in the Company’s share capital, at such times and on such terms, considerations and conditions as the directors, in their absolute discretion, may think fit. Subject to the Companies Act and our fifth amended and restated memorandum and articles of association, our directors may, at their own discretion, by a majority of votes, decide on the consideration for issuance, purchase, or otherwise acquire all or any Class B Ordinary Shares at a price determined by the directors at their sole discretion.

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

Voting rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Holders of our shares have the right to receive notice of, attend, speak and vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or one or more shareholders present in person or by proxy entitled to vote. Subject to any rights and restrictions for the time being attached to any share, on a show of hands every shareholder present in person and every person representing a shareholder by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general meeting or extraordinary general meeting of our company, each have one (1) vote for each Class A ordinary share and one hundred (100) votes for each Class B ordinary share and on a poll every shareholder and every person representing a shareholder by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one (1) vote for each Class A ordinary share and one hundred (100) votes for each Class B ordinary share of which he or she or the Person represented by proxy is the holder.

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

Shareholders’ general meetings may be convened by the chairman or a majority of our board of directors. Advance notice of at least ten (10) calendar days is required for the convening of general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, holding not less than an aggregate of one-third of all shares in issue and entitled to vote.

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share, at the option of the holder, with the consent of the board of directors given by a majority of votes at a board meeting or by written resolutions of all the directors. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares under any circumstances. Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares under the following circumstances: (i) if the holder is an employee, upon the termination of their employment (howsoever arising) with the Company; (ii) if the holder is a Director, upon their resignation or removal from the board of directors; and (iii) if the holder is a wholly-owned company (“Owned Company”) of a director, senior management, or an existing shareholder, upon the individual ceasing to wholly own the Owned Company.

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

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information — 10.H. Documents on Display.”

Anti-Takeover Provisions. Some provisions of our fifth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on Our Group,” “Item 7. Major Shareholders and Related Party Transactions — 7.B. Related Party Transactions,” in this “Item 10. Additional Information — 10.C. Material Contracts” or elsewhere in this annual report on Form 20-F.

10.D. Exchange Controls

See “Item 4. Information on our group — 4.B. Business Overview — Regulation— PRC Regulations Relating to Foreign Exchange.”

10.E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers (Hong Kong), our counsel as to Cayman Islands law, and to the extent it relates to PRC tax law, it represents the opinion of Beijing Dacheng Law Offices, LLP (Fuzhou), our counsel as to PRC law.

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

Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises are exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries through our BVI subsidiary are subject to a 10% withholding tax, provided that we are determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the EIT Law. Pursuant to the Avoidance of Double Taxation Arrangement, which became effective on January 1, 2007, which was subsequently amended on January 30, 2008, May 27, 2010, April 1, 2015 and July 19, 2019, dividends from AIFU’s PRC subsidiaries paid to AIFU through its Hong Kong SAR subsidiary CNinsure Holdings Ltd. are subject to a withholding tax at a rate of 5%. However, as described above, we may be considered a PRC resident enterprise for EIT purposes, in which case dividends received by us from our PRC subsidiary would be exempt from the PRC withholding tax because such income is exempted under the EIT Law for a PRC resident enterprise recipient. In July 2018, CNinsure Holdings Ltd. was determined by Hong Kong SAR Taxation Bureau to be a Hong Kong SAR resident enterprise and completed the application and filing process for enjoying the tax treaty in PRC Taxation Bureau therefore AIFU has applied a 5% withholding tax rate for the dividends paid by its PRC subsidiaries since then. As there remains uncertainty regarding the interpretation and implementation of the EIT Law and the Implementation Rules, it is uncertain whether any dividends to be distributed by us, if we are deemed a PRC resident enterprise, to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information—3.D. Risk Factors—cc—Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.”

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

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, for the fiscal year ended June 30, 2026, we treated the Huazhi VIEs as being owned by us for U.S. federal income tax purposes, and we treated these entities that way, not only because we exercised effective control over the operation of such entities but also because we were entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidated their results of operations in our consolidated U.S. GAAP financial statements. Assuming that we were the owner of the VIE (including its subsidiaries) for U.S. federal income tax purposes for the fiscal year ended June 30, 2026, and based upon our current and expected income and assets, including the market price of our Class A Ordinary Shares, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

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

Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our Class A Ordinary Shares. See “Item 10. Additional Information — 10.E. Taxation — PRC Enterprise Income Tax.” In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Class A Ordinary Shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is June 30 of each year. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, principal shareholders are exempt from the reporting provisions of Section 16(a) of the Exchange Act, and officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Effective March 18, 2026, our directors and executive officers are subject to the reporting requirements of Section 16(a) of the Exchange Act pursuant to the Holding Foreign Insiders Accountable Act and are required to file reports on Forms 3, 4 and 5 with the SEC regarding their beneficial ownership of, and transactions in, our equity securities.

10.I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits and short-term, highly liquid investments with original maturities of 90 days or less, and interest expenses incurred by short-term borrowing. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We have not used any derivative financial instruments to manage our interest risk exposure.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under such policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Removal of the U.S. dollar peg has resulted in an approximately more than 25.0% appreciation of the RMB against the U.S. dollar over the following eight years. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The PRC government may from time to time make further adjustments to the exchange rate system in the future. To the extent that we need to convert our U.S. dollar or other currencies-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar or other currencies would have an adverse effect on the RMB amount we receive from the conversion. We had U.S. dollar-denominated and Hong Kong dollar-denominated financial assets amounting to US$0.3 million and HKD87,000 as of June 30, 2026, respectively. A 10% appreciation of the RMB against the U.S. dollar and Hong Kong dollar would have resulted in a total decrease of RMB0.2 million (US$29,000) in the value of our U.S. dollar-denominated and Hong Kong dollar-denominated financial assets. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts or other currencies amounts for the purpose of making payments for dividends on our ordinary shares or Class A ordinary shares or for other business purposes, appreciation of the U.S. dollar or other currencies against the RMB would have a negative effect on the U.S. dollar or other currencies amount available to us.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

On June 20, 2025, we terminated the American depositary receipt facility for our ADSs and ceased the listing of the ADSs on Nasdaq. On June 23, 2025, our Class A Ordinary Shares commenced trading on Nasdaq in substitution for the ADSs. As a result of this, there are no outstanding ADSs as of June 30, 2026.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders.

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

By passing resolutions at the Extraordinary General Meeting of Shareholders and separate Class Meeting of the holders of Ordinary Shares of the Company on June 3, 2025, effective following the completion of Share Consolidation at a ratio of one-for-ninety on June 23, 2025, our authorized share capital was increased to US$450,000,000, divided into 5,000,000,000 shares, consisting of 4,000,000,000 Class A Ordinary Shares (par value US$0.09 each), and 1,000,000,000 Class B Ordinary Shares (par value US$0.09 each).

As of the date of this annual report, pursuant to the fifth amended and restated memorandum and articles of association, the Company is authorized to issue 4,000,000,000 Class A Ordinary Shares and 1,000,000,000 Class B Ordinary shares. Each holder of a Class A Ordinary Share shall have one (1) vote for each Class A Ordinary Share and each holder of the Class B Ordinary Shares shall have one hundred (100) votes for each Class B Ordinary Share.

See the disclosure regarding the fifth amended and restated memorandum and articles of association in Exhibit 1.1 to this annual report.

14.B. Use of Proceeds

None.

ITEM 15. CONTROLS AND PROCEDURES

15.A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of June 30, 2026, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

15.B. Management’s Annual Report on Internal Control over Financial Reporting

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of June 30, 2026. The assessment excluded Carve Group, Real Prospect Group and Times Good. These entities were acquired on August 31, 2025, October 31, 2025 and March 31, 2026, respectively. Their financial results constitute 54.4%, 22.1% and 23.8% of consolidated net assets, 51.9%, 21.2% and 24.6% of consolidated total assets, and 9.6%, 6.6% and 83.8% of consolidated net revenues, respectively, of the consolidated financial statement amounts as of and for the year ended June 30, 2026. Management applied the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of June 30, 2026 based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Enrome LLP, has audited the effectiveness of our company’s internal control over financial reporting as of June 30, 2026, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

15.C. Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this annual report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there were no changes in our internal control over financial reporting that occurred during the year ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the fiscal year ended June 30,
	2025	2026
	USD	USD
	(in thousands)
Audit Fees
–Marcum Asia CPAs LLP	30	-
–Deloitte Touche Tohmatsu Certified Public Accountants LLP	100	100
–Enrome LLP	140	330
Total Fees	270	430

	For the fiscal year ended June 30,
	2025	2026
	USD	USD
	(in thousands)
Audit Related Fee
–Marcum Asia CPAs LLP	-	15
–Deloitte Touche Tohmatsu Certified Public Accountants LLP	-	53
–Enrome LLP	-	225
Total Fees	-	293

Audit Fees

Audit Fees means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC. The amount included VAT.

Audit-Related Fees

Audit-Related Fees represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”

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

During the fiscal year ended June 30, 2024 and the subsequent interim period through January 23, 2025, there have been no (i) disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte would have caused them to make reference thereto in their report on the consolidated financial statements for such year, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

During the fiscal year ended June 30, 2024 and the subsequent interim period through January 23, 2025, neither we nor anyone on behalf of us has consulted with Enrome regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Enrome concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

Pursuant to the Nasdaq Stock Market Rule 5635(c), shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except for a few situations stated thereunder. In relations to the 2024 Share Incentive Plan mentioned above, Walkers (Hong Kong), our Cayman Island counsel, has provided letters to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to obtain shareholder approval in respect of the issuance of securities in the circumstances set out in Nasdaq Stock Market Rule 5635(c). We follow home country practices accordingly. We have also followed home country practice in lieu of the shareholder approval requirements of Nasdaq Stock Market Rules 5635(a), 5635(b) and 5635(d), including in respect of the issuances of Class A Ordinary Shares in the private placement completed in July 2025 and as consideration for the Carve Group, Real Prospect Group and Times Good acquisitions. Other than the annual meeting and shareholder approval practices described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

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

Our management is committed to cybersecurity risk management. The head of our technical department, Mr. Jun Yang, who leads a dedicated cybersecurity team, is responsible for assessing and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents related to Maase’s legacy IT system. He has over 10 years of experiences in the field including in application, infrastructure, development, security and governance. He reports directly to our co-chief technology officers.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, effective June 23, 2025 (incorporated herein by reference to Exhibit 1.4 to Form 20-F filed on October 29, 2025)
2.1*	Registrant’s Specimen Certificate for Class A Ordinary Shares
2.2	Description of Securities (incorporated herein by reference to Exhibit 2.2 to Form 20-F filed on October 29, 2025)
4.1	Form of Employment Agreement between the Registrant and its chief executive officers (incorporated herein by reference to Exhibit 10.14 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.15 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.3	Supplemental Agreement to Exhibit 10.24 to the Form F-1, dated September 19, 2018 (incorporated herein by reference to Exhibit 10.25 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.4	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.27 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
4.5	2024 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form S-8, as amended, initially filed on March 11, 2024 (File No. 333-277814))
4.6	Equity Interest Transfer Agreement between Yang Yuanfen and Puyi Enterprises Management Consulting Co., Ltd. dated June 30, 2023 (incorporated herein by reference to Exhibit 4.29 to the Form 20-F, as amended, initially filed on September 25, 2023 (File No. 001-38813))
4.7	Form of Securities Agreement with Certain Shareholders of AIFU dated December 27, 2023 (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed on December 27, 2023 (File No. 001-38813)
4.8	English translation of Share Transfer Agreement between Chengdu Puyi Bohui Information Technology Co., Ltd. and Beijing Fanlian Investment Co., Ltd., dated December 22, 2023 (incorporated herein by reference to Exhibit 4.33 to the Form 20-F, filed on November 15, 2024 (File No. 001-38813))
4.9	Form of Share Subscription Agreement, made between Highest Performances Holdings Inc. and Sea Synergy Limited (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Commission on January 6, 2025)
4.10	Form of Share Subscription Agreement dated December 30, 2024, made between Highest Performances Holdings Inc. and Moonlit Group Ltd. (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Commission on January 6, 2025)
4.11	Form of Share Subscription Agreement dated December 30, 2024, between Highest Performances Holdings Inc. and Equality Group Ltd. (incorporated by reference to Exhibit 10.3 of our Form 6-K filed with the Commission on January 6, 2025)
4.12	Form of Share Purchase and Sale Agreement dated May 8, 2025, between Highest Performances Holdings Inc. and each of Great Name Group Limited, American Magpie News Company Limited, Innovation Global Financial Group Limited and QT Management Company Limited. (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Commission on May 8, 2025)
4.13	Form of Securities Purchase Agreement dated July 3, 2025, between Maase Inc. and certain investors (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Commission on July 3, 2025)
4.14	Form of Warrant (incorporated by reference to Exhibit 4.1 of our Form 6-K filed with the Commission on July 3, 2025)
4.15	Transaction Agreement dated as of July 18, 2025, entered by and made among Maase Inc., Ace Long Limited, Arts Wing Limited and Real Prospect Limited (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Commission on July 18, 2025)
4.16	Transaction Agreement dated as of July 28, 2025, entered by and made among Maase Inc., Golden Brighter Limited, WJ Management Limited, Union Chief Limited and Carve Group Ltd. (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Commission on July 29, 2025)

4.17	Shares Sales and Purchases Agreement dated September 26, 2025, by and between Echoes Group Ltd and Maase Inc. (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Commission on September 30, 2025)
4.18	Form of Director Agreement between the Registrant and its director and chairperson (incorporated herein by reference to Exhibit 10.1 of our Form 6-K filed the SEC on November 28, 2025)
4.19	Transaction Agreement dated January 23, 2026 by and among Maase Inc., YCY Management Company Limited, QYH Management Company Limited, Victory Kong Limited, Times Good Limited and other parties listed thereto (incorporated by reference to Exhibit 10.1 to our Form 6-K filed with the SEC on January 23, 2026)
4.20	Exclusive Business Cooperation Agreement dated February 10, 2026 by and between Huazhi Future (Chongqing) Technology Co., Ltd. and Shenzhen Huazhixing Management Consulting Co., Ltd. (incorporated herein by reference to Exhibit 10.26 of our Form F-3, filed with SEC on August 7, 2026 (File Number: 333-298147))
4.21	Call Option Agreement dated February 10, 2026 by and among Shenzhen Huazhixing Management Consulting Co., Ltd and shareholders of Huazhi Future (Chongqing) Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.27 of our Form F-3, filed with SEC on August 7, 2026 (File Number: 333-298147))
4.22	Form of Equity Pledge Agreement dated February 10, 2026 by and between Shenzhen Huazhixing Management Consulting Co., Ltd. and each shareholder of Huazhi Future (Chongqing) Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.28 of our Form F-3, filed with SEC on August 7, 2026 (File Number: 333-298147))
4.23	Shareholder Power of Attorney dated February 10, 2026 by and among Shenzhen Huazhixing Management Consulting Co., Ltd and shareholders of Huazhi Future (Chongqing) Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.29 of our Form F-3, filed with SEC on August 7, 2026 (File Number: 333-298147))
4.25	Termination Agreement dated September 26, 2025, by and between Echoes Group Ltd and Puyi Group Limited (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Commission on September 30, 2025)
4.26	Form of Employment Agreement between the Registrant and its chief financial officer (incorporated herein by reference to Exhibit 10.1 of our Form 6-K filed with the SEC on December 31, 2025)
4.28	Form of Employment Agreement between the Registrant and its chief technology officer (incorporated herein by reference to Exhibit 10.1 of our Form 6-K filed with the SEC on August 4, 2026)
4.29	Form of Securities Purchase Agreement dated September 23, 2026, between Maase Inc. and the purchaser named therein (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the SEC on September 23, 2026)
8.1*	Subsidiaries and Affiliated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1, as amended, initially filed on November 21, 2018 (File No. 333-228510))
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 of the Form 20-F filed with the Commission on November 15, 2024
12.1*	CEO Certificate Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2*	CFO Certificate Pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1*	CEO Certificate Pursuant to Section 906 of Sarbanes-Oxley Act of 2002
13.2*	CFO Certificate Pursuant to Section 906 of Sarbanes-Oxley Act of 2002
15.1*	Consent of Walkers (Hong Kong)
15.2*	Consent of Beijing Dacheng Law Offices, LLP (Fuzhou)
15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.4*	Consent of Enrome LLP
15.5	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission, dated January 23, 2025 (incorporated by reference to Exhibit 16.1 of our Form 6-K filed with the Commission on January 23, 2025)
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F filed with the Commission on November 15, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Maase Inc.

October 26, 2026	BY:	/s/ Zhou Min
Zhou Min
Vice-Chairwoman of the Board, Chief Executive Officer

MAASE INC. (formerly known as Highest Performances Holdings Inc. or Puyi Inc.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Maase Inc. (formerly known as Highest Performances Holdings Inc. or Puyi Inc.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Maase Inc. (the “Company”) and its subsidiaries (the “Group”) as of June 30, 2026 and 2025, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows, for each of the years ended June 30, 2026 and 2025, and the related notes and schedule I (collectively referred to as the “consolidated financial statements”). We have also audited the Group’s internal control over financial reporting as of June 30, 2026 , based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the years ended June 30, 2026 and 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Also, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of June 30, 2026 based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

The consolidated financial statements of the Group for the year ended June 30, 2024, before the effects of the retrospective adjustments described below, were audited by other auditors whose report dated November 15, 2024 expressed an unqualified opinion on those statements. The retrospective adjustments relate to the discontinued operations discussed in Note 4, the adoption of ASU 2023-09 discussed in Note 18, the reverse stock split discussed in Note 20, and the change in the composition of reportable segments and adoption of ASU 2023-07 discussed in Note 28 to the consolidated financial statements. We also audited these retrospective adjustments to the 2024 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2024 consolidated financial statements of the Group other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2024 consolidated financial statements taken as a whole.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(w) to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside of People’s Republic of China.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting of Carve Group, Real Prospect Group and Times Good Group (collectively, the “Acquired business”), these entities were acquired on August 31, 2025, October 31, 2025 and March 31, 2026, respectively. Their financial results constitute 54.4%, 22.1% and 23.8% of consolidated net assets, 51.9%, 21.2% and 24.6% of consolidated total assets, and 9.6%, 6.6% and 83.8% of consolidated net revenues, respectively, of the consolidated financial statement amounts as of and for the year ended June 30, 2026.The Acquired Business are described in Note 3 to the consolidated financial statements. Accordingly, our audit of internal control over financial reporting did not include the internal control over financial reporting of the Acquired Businesses.

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

Valuation of goodwill

As discussed in Note 11 to the consolidated financial statements, the Group has RMB2,018,164 of goodwill as of June 30,2026. As discussed in Note 3, Management tests goodwill for impairment annually when indicators arise, by comparing the fair value of each reporting units, estimated using discounted cash flows models, to its carrying amount. This involves estimating the fair value of the reporting units using discounted cash flow models.

We identified the valuation of goodwill as a critical audit matter because of the significant management judgment in estimating reporting unit fair values. In particular, forecasted revenue growth rates, forecasted operating margins, and the discount rates involve subjective assumptions about future market and economic conditions, and the fair value are sensitive to changes. Evaluating these assumptions required a high degree of auditor judgment and specialised skill and knowledge.

The following are the primary procedures we performed to address this critical audit matter.

-	We evaluated management’s forecasted revenue growth rates and operating margins by comparing them to historical results, current industry and market trends, and the reporting units’ business plans. We compared prior forecasts to actual results to inform our evaluation of potential management bias.

-	We tested the completeness and accuracy of the data used in the discounted cash flow models and evaluated the models’ methodology and mathematical accuracy.

-	We performed sensitivity analyses over the revenue growth rates, operating margins, and discount rate to assess the effect of changes in these assumptions on the reporting units’ fair values.

/s/ Enrome LLP

Singapore

October 26, 2026

We have served as the Group’s auditor since 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Maase Inc.

Opinions on the Financial Statements

We have audited, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 4, the adoption of ASU 2023-09 discussed in Note 18, the reverse stock split discussed in Note 20 and the change in the composition of reportable segments and the adoption of ASU 2023-07 discussed in Note 28 to the consolidated financial statements, the accompanying consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows, for the year ended June 30, 2024, and the related notes and schedule I (collectively referred to as the “financial statements”) of Maase Inc. (formerly known as “Highest Performances Holdings Inc.”) and its subsidiaries (the “Company”) (the 2024 financial statements before the effects of the retrospective adjustments discussed in Note 4, Note 18, Note 20 and Note 28 to the financial statements are not presented herein). In our opinion, the 2024 financial statements, before the effects of the retrospective adjustments discussed in Note 4, Note 18, Note 20 and Note 28 to the financial statements, present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments for the discontinued operations discussed in Note 4, the adoption of ASU 2023-09 discussed in Note 18, the reverse stock split discussed in Note 20 and the change in the composition of reportable segments and the adoption of ASU 2023-07 discussed in Note 28 to the consolidated financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by the successor auditor.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shenzhen, the People’s Republic of China

November 15, 2024

We began serving as the Company’s auditor in 2024. In 2025, we became the predecessor auditor.

MAASE INC.

Consolidated Balance Sheets
(In thousands, except for shares and per share data)

	As of June 30,
	2025	2026	2026
	RMB	RMB	US$
			Note 2(w)
ASSETS:
Current assets:
Cash and cash equivalents	243	37,091	5,467
Restricted cash (including restricted cash of the consolidated VIEs and VIEs’ subsidiaries that can only be used to settle obligations of the VIEs of nil and RMB6,503 as of June 30, 2025 and 2026, respectively)	-	6,503	958
Short term investments	4,255	36,872	5,434
Accounts receivable, net of allowances of nil and RMB4 as of June 30, 2025 and 2026, respectively	-	30,105	4,437
Inventories, net	-	2,409,414	355,104
Other receivables, net	29,436	119,927	17,675
Amount due from related parties	-	70	10
Other current assets	430	27,117	3,996
Current assets of discontinued operations	2,167,052	-	-
Total current assets	2,201,416	2,667,099	393,081

Non-current assets:
Investments in affiliates	-	103,895	15,312
Property, plant, and equipment, net	-	17,092	2,519
Intangible assets, net	-	115,336	16,998
Right of use assets	-	2,784	410
Goodwill, net	-	2,018,164	297,441
Other non-current assets	-	768	113
Non-current assets of discontinued operations	1,164,561	-	-
Total non-current assets	1,164,561	2,258,039	332,793
Total assets	3,365,977	4,925,138	725,874

MAASE INC.

Consolidated Balance Sheets - (continued)
(In thousands, except for shares and per share data)

	As of June 30,
	2025	2026	2026
	RMB	RMB	US$
			Note 2(w)
LIABILITIES, MEZZANINE EQUITY AND EQUITY:
Current liabilities:
Short-term loan (including short-term loan of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and RMB28,490 as of June 30, 2025 and 2026, respectively)	-	28,490	4,199
Accounts payable (including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and RMB23,226 as of June 30, 2025 and 2026, respectively)	-	24,208	3,568
Contract liabilities (including contract liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and RMB19,263 as of June 30, 2025 and 2026, respectively)	-	28,205	4,157
Accrued payroll (including accrued payroll of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and RMB488 as of June 30, 2025 and 2026, respectively)	-	2,067	305
Income taxes payable(including income taxes payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and nil as of June 30, 2025 and 2026, respectively)	-	49	7
Other payables and accrued expenses (including other payables and accrued expenses of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and RMB24,185 as of June 30, 2025 and 2026, respectively)	4,956	145,664	21,468
Amount due to related parties (including amount due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and nil as of June 30, 2025 and 2026, respectively)	-	13,668	2,014
Current operating lease liabilities (including current operating lease liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and RMB549 as of June 30, 2025 and 2026, respectively)	-	1,197	176
Long-Term Loan, Current Portion (including long-Term Loan, Current Portion of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and RMB4,950 as of June 30, 2025 and 2026, respectively)	-	6,441	949
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of 32,212 and nil as of June 30, 2025 and 2026, respectively)	569,038	-	-
Total current liabilities	573,994	249,989	36,843

MAASE INC.

Consolidated Balance Sheets - (continued)
(In thousands, except for shares and per share data)

Non-current liabilities:
Long-term loan (including long-term loan of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and nil as of June 30, 2025 and 2026, respectively)	-	2,065	304
Non-current operating lease liabilities (including non-current operating lease liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and 371 as of June 30, 2025 and 2026, respectively)	-	1,477	218
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil and nil as of June 30, 2025 and 2026, respectively)	-	7,168	1,056
Non-current liabilities of discontinued operations (including non-current liabilities of discontinued operations of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of 6,946 and nil as of June 30, 2025 and 2026, respectively)	603,875	-	-
Total non-current liabilities	603,875	10,710	1,578
Total liabilities	1,177,869	260,699	38,421

Commitments and contingencies

Mezzanine equity:
Redeemable ordinary shares (US$0.09 par value, 22,175 and 22,175 Class A ordinary shares issued and outstanding as of June 30, 2025 and 2026, respectively) (Note 19)	47,935	50,110	7,385

Shareholders’ Equity:
Class A ordinary shares (Authorized shares:4,000,000,000 at US$0.09 each; issued 9,273,208 and 435,531,545 shares, of which 9,228,398 and 435,486,735 shares were outstanding as of June 30, 2025 and June 30, 2026, respectively)	5,973	277,477	40,895
Class B Ordinary shares (Authorized shares:1,000,000,000 at US$0.09 each; issued and outstanding 6,666,668 and 6,666,668 shares as of June 30, 2025 and June 30, 2026, respectively)	4,379	4,379	645
Treasury stock (issued 44,810 and 44,810 shares as of June 30, 2025 and June 30, 2026, respectively)	(29)	(29)	(4)
Additional paid-in capital	1,125,933	5,830,903	859,369
Statutory reserves	23,216	-	-
Accumulated deficit	(517,369)	(1,514,205)	(223,166)
Accumulated other comprehensive (loss) income	(6,012)	14,960	2,205
Total Maase Inc. shareholders’ equity	636,091	4,613,485	679,944
Noncontrolling interests	1,504,082	844	124
Total shareholders’ equity	2,140,173	4,614,329	680,068
Total liabilities, mezzanine equity and shareholders’ equity	3,365,977	4,925,138	725,874

The accompanying notes are an integral part of the Consolidated financial statements.

MAASE INC.

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except for shares and per share data)

	Year Ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US$
				Note 2(w)
Product revenue	-	-	107,368	15,824
Service revenue	-	-	75,993	11,200
Total revenues	-	-	183,361	27,024
Operating costs and expenses:
Cost of revenue	-	-	(158,207)	(23,317)
Selling expenses	-	-	(3,519)	(519)
General and administrative expenses	(5,759)	(7,292)	(40,753)	(6,006)
Research and development expenses	-	-	(4,574)	(674)
Loss from operations	(5,759)	(7,292)	(23,692)	(3,492)
Other income (loss), net:
Gain on disposal of subsidiaries	-	-	20,117	2,965
Net loss from fair value change	-	-	(7,224)	(1,065)
Investment loss	-	-	(108)	(16)
Interest income (expense), net	518	149	(1,405)	(207)
Others, net	163	(14,747)	1,042	154
Loss from continuing operations before income taxes and share of loss of affiliates	(5,078)	(21,890)	(11,270)	(1,661)
Income tax benefit	-	-	383	56
Share of loss of affiliates	-	-	(10,354)	(1,526)
Net loss from continuing operations	(5,078)	(21,890)	(21,241)	(3,131)
Net loss from discontinued operations, net of tax	(506,993)	(437,012)	(1,838,945)	(271,027)
Net loss	(512,071)	(458,902)	(1,860,186)	(274,158)
Less: net loss attributable to the noncontrolling interests	(222,401)	(262,939)	(1,672,978)	(246,566)
Continuing operations	-	-	451	66
Discontinued operations	(222,401)	(262,939)	(1,673,429)	(246,632)
Net loss attributable to owners of the Company	(289,670)	(195,963)	(187,208)	(27,592)
Continuing operations	(5,078)	(21,890)	(21,692)	(3,197)
Discontinued operations	(284,592)	(174,073)	(165,516)	(24,395)
Distributed earnings:
Less: Accretion of redeemable ordinary shares	826	2,141	2,174	320
Net loss attributable to ordinary shareholders of the Company	(290,496)	(198,104)	(189,382)	(27,912)
Other comprehensive income(loss), net of tax: Foreign currency translation adjustments	(2,460)	(3,719)	20,972	3,091
Net comprehensive loss attributable to shareholders	(292,130)	(199,682)	(166,236)	(24,501)

MAASE INC.

Consolidated Statements of Operations and Comprehensive Loss - (continued)
(In thousands, except for shares and per share data)

	Year Ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US$
				Note 2(w)
Net loss per share attributable to ordinary shareholders of the Company- Basic *:
Continuing operations	(2.283)	(3.158)	(0.081)	(0.012)
Discontinued operations	(110.041)	(22.875)	(0.561)	(0.083)
Total basic	(112.324)	(26.033)	(0.642)	(0.095)

Net loss per share attributable to ordinary shareholders of the Company- Diluted *:
Continuing operations	(2.283)	(3.158)	(0.081)	(0.012)
Discontinued operations	(111.264)	(22.703)	(1.064)	(0.157)
Total diluted	(113.547)	(25.861)	(1.145)	(0.169)

Shares used in calculating net income per share*:

Basic:	2,586,237	7,609,798	295,148,366	295,148,366
Diluted:	2,586,237	7,609,798	295,148,366	295,148,366

Net loss	(512,071)	(458,902)	(1,860,186)	(274,158)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	583	(1,536)	16,061	2,367
Unrealized net loss on short term investments	(3,043)	(2,178)	100	15
Disposal of subsidiaries	-	(5)	4,811	709
Total comprehensive loss	(514,531)	(462,621)	(1,839,214)	(271,067)
Less: Comprehensive loss attributable to the noncontrolling interests	(222,401)	(262,939)	(1,672,978)	(246,566)
Comprehensive loss attributable to ordinary shareholders the Company	(292,130)	(199,682)	(166,236)	(24,501)

*	Giving retroactive effect to the 1-for-90 reverse share split effected on June 23, 2025

The accompanying notes are an integral part of the Consolidated financial statements.

MAASE INC.

Consolidated Statements of Shareholders’ Equity

(In thousands, except for shares and per share data)

	Share Capital		Share Capital			Treasury Stock
	Number of Class A ordinary shares*	Amounts	Number of Class B ordinary Shares*	Amounts	Additional Paid-in Capital	Number of Shares*	Amounts	Statutory Reserves	Accumulated deficit	Accumulated Other Comprehensive (Loss) /Income	Noncontrolling Interests	Total shareholders’ equity
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of June 30, 2023	1,005,244	600	—	—	224,694	—	—	23,071	(31,498)	167	—	217,034
Cumulative-effect adjustment to beginning balance from adoption of ASU 2016-13	—	—	—	—	—	—	—	—	(93)	—	—	(93)
Net loss	—	—	—	—	—	—	—	—	(289,670)	—	(222,401)	(512,071)
Foreign currency translation	—	—	—	—	—	—	—	—	—	583	378	961
Unrealized net loss on available-for-sale investments	—	—	—	—	—	—	—	—	—	(3,043)	(2,927)	(5,970)
Issuance of shares for business combination	3,156,815	2,017	—	—	1,339,405	—	—	—	—	—	1,336,190	2,677,612
Addition in non-controlling interests due to business combination	—	—	—	—	—	—	—	—	—	—	266,255	266,255
Acquisition of non-controlling interests in AIFU Inc.	—	—	—	—	21,697	—	—	—	—	—	(42,320)	(20,623)
Share-based compensation	—	—	—	—	13,188	—	—	—	—	—	10,148	23,336
Dividend declared to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(29,500)	(29,500)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	(6,438)	(6,438)
Repurchase 4.46% equity interests held by AIFU Inc.	—	—	—	—	(12,952)	44,817	(29)	—	—	—	(2,782)	(15,763)
Accretion of redeemable ordinary shares	—	—	—	—	(826)	—	—	—	—	—	—	(826)
Partial disposal of equity interests in a subsidiary	—	—	—	—	(2,189)	—	—	(7)	7	—	2,189	—
Balance as of June 30, 2024	4,162,059	2,617	—	—	1,583,017	44,817	(29)	23,064	(321,254)	(2,293)	1,308,792	2,593,914

*	Giving retroactive effect to the 1-for-90 reverse share split effected on June 23, 2025

MAASE INC.

Consolidated Statements of Shareholders’ Equity - (continued)
(In thousands, except for shares and per share data)

	Share Capital*		Share Capital*			Treasury Stock
	Number of Class A ordinary shares*	Amounts	Number of Class B ordinary Shares*	Amounts	Additional Paid-in Capital	Number of Shares*	Amounts	Statutory Reserves	Accumulated deficit	Accumulated Other Comprehensive Loss/Income	Noncontrolling Interests	Total shareholders’ equity
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of June 30, 2024	4,162,059	2,617	—	—	1,583,017	44,817	(29)	23,064	(321,254)	(2,293)	1,308,792	2,593,914
Adjustment for fractional shares resulting from the share consolidation	—	—	—	—	—	(7)	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(195,963)	—	(262,939)	(458,902)
Foreign currency translation	—	—	—	—	—	—	—	—	—	(1,536)	312	(1,224)
Unrealized net loss on available-for-sale investments	—	—	—	—	—	—	—	—	—	(2,178)	(5,647)	(7,825)
Issuance of Class B ordinary shares			11,111,113	7,299								7,299
Share transfer from Class B ordinary shares to Class A ordinary shares	4,444,445	2,920	(4,444,445)	(2,920)								—
Exercise of share option	666,704	436			(436)							—
Share-based compensation					49,027						24,072	73,099
Injection from non controlling interests					(395)						562	167
Disposal of subsidiaries					(1,790)					(5)	(92,315)	(94,110)
Provision of statutory reserve								152	(152)			—
Accretion of redeemable ordinary shares					(2,141)							(2,141)
Acquired shares from minority interests					2,968						(2,968)	—
Partial disposal of equity interests in a subsidiary					(504,317)						534,213	29,896
Balance as of June 30, 2025	9,273,208	5,973	6,666,668	4,379	1,125,933	44,810	(29)	23,216	(517,369)	(6,012)	1,504,082	2,140,173

*	Giving retroactive effect to the 1-for-90 reverse share split effected on June 23, 2025

The accompanying notes are an integral part of the Consolidated financial statements.

MAASE INC.

Consolidated Statements of Shareholders’ Equity - (continued)
(In thousands, except for shares and per share data)

	Share Capital*		Share Capital*			Treasury Stock
	Number of Class A ordinary shares*	Amounts	Number of Class B ordinary Shares*	Amounts	Additional Paid-in Capital	Number of Shares*	Amounts	Statutory Reserves	Accumulated deficit	Accumulated Other Comprehensive (Loss)/Income	Noncontrolling Interests	Total shareholders’ equity
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of June 30, 2025	9,273,208	5,973	6,666,668	4,379	1,125,933	44,810	(29)	23,216	(517,369)	(6,012)	1,504,082	2,140,173
Net loss	—	—	—	—	—	—	—	118	(187,326)	—	(1,672,978)	(1,860,186)
Foreign currency translation	—	—	—	—	—	—	—	—	—	16,061	—	16,061
Unrealized net loss on available-for-sale investments	—	—	—	—	—	—	—	—	—	100	—	100
Issuance of Class A ordinary shares and warrants	10,000,000	6,460	—	—	142,762	—	—	—	—	—	—	149,222
Acquisition of subsidiaries (Note 3)	416,208,337	265,012	—	—	4,149,377	—	—	10,000	—	—	531	4,424,920
Exercise of share option	50,000	32	—	—	(32)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	5,216	—	—	—	—	—	—	5,216
Disposal of subsidiaries	—	—	—	—	409,821	—	—	(33,334)	(809,510)	4,811	169,009	(259,203)
Accretion of redeemable ordinary shares	—	—	—	—	(2,174)	—	—	—	—	—	—	(2,174)
Injection from non controlling interests	—	—	—	—	—	—	—	—	—	—	200	200
Balance as of June 30, 2026	435,531,545	277,477	6,666,668	4,379	5,830,903	44,810	(29)	—	(1,514,205)	14,960	844	4,614,329
Balance as of June 30, 2026 in US$ (Note 2(w))	435,531,545	40,895	6,666,668	645	859,369	44,810	(4)	—	(223,166)	2,205	124	680,068

The accompanying notes are an integral part of the Consolidated financial statements.

MAASE INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US$
				Note 2(w)
Cash flows from operating activities:
Net loss	(512,071)	(458,902)	(1,860,186)	(274,158)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation expense	8,368	9,412	4,601	678
Amortization of intangible assets	50,837	92,229	9,091	1,340
Non-cash operating lease expense	37,091	47,599	9,383	1,383
Loss on termination of operating lease	1,031	702	684	101
Provision for allowance for credit losses on financial assets	6,821	615,845	1,686,874	248,614
Impairment of long-term investment	-	5,200	-	-
Impairment loss on goodwill and intangible assets	426,410	568,239	-	-
Share-based compensation expenses	23,335	73,099	1,173	173
Loss/(Gain) on disposal of property, plant and equipment	1,293	1,177	(5,451)	(803)
Fair value change of other current assets and other non-current assets	-	-	7,349	1,083
Change in fair value of equity investments and contingent consideration	73,761	431	7,324	1,079
Reversal on uncertain tax liability	(2,763)	(11,184)	-	-
Investment income	(5,779)	(5,580)	425	63
Net loss/(gain) on disposal of subsidiaries	(329)	(902,022)	46,232	6,814
Derecognition of a contingent consideration	-	22,267	17,627	2,598
Share of loss and impairment of affiliates, net	1,121	3,931	10,593	1,561
Deferred taxes	9,298	(5,170)	(9,225)	(1,360)
Interest accrued for other receivables and loan receivables	(10,924)	(29,381)	(13,735)	(2,024)
Interest expenses	94	4,564	273	40
Loss on disposal of investment in an associate	-	4,330	-	-
Property, plant and equipment written off	-	-	103	15
Interest accrued for short-term loan	-	-	29	4
Changes in operating assets and liabilities:
Accounts receivable and contract assets	67,368	286,002	72,196	10,640
Other receivables and current assets	15,430	(261,861)	(217,982)	(32,127)
Other current assets	(6,637)	-	(149,750)	(22,070)
Other non-current assets	19,900	734	217,948	32,122
Accounts payable and accrued commissions	(61,592)	(165,417)	(75,342)	(11,104)
Contract liabilities	-	-	(4,455)	(657)
Inventories	-	-	22,351	3,294
Insurance premium payables	(4,525)	-	(28)	(4)
Other payables and accrued expenses	(4,934)	263,830	124,786	18,391
Amount due to related parties	-	-	1,362	201
Accrued payroll	(33,269)	-	6,948	1,024
Other current liabilities	86	(36,903)	-	-
Income taxes payable	(5,236)	(5,196)	(8,338)	(1,229)
Lease liability	(36,451)	(46,508)	(10,202)	(1,504)
Other tax liabilities	-	-	3,929	579
Net cash generated from (used in) operating activities	57,734	71,467	(103,413)	(15,243)
Cash flows from investing activities:
Purchase of short term investments	(1,745,980)	(201,325)	(19,647)	(2,896)
Proceeds from disposal of short term investments	2,088,111	202,446	5,067	747
Purchase of property, plant and equipment	(4,305)	(5,544)	(3,290)	(485)
Proceeds from disposal of property and equipment	470	3,763	12,443	1,834
Cash paid out for loan receivables from third parties	(838,800)	(188,000)	-	-
Cash received for loan receivables from third parties	145,500	30,500	-	-

MAASE INC.

Consolidated Statements of Cash Flows - (continued)

(In thousands)

	Year Ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US$
				Note 2(w)
Purchase of intangible assets	-	(637)	-	-
Cash received from disposal of an Equity investment	-	353	17,011	2,507
Proceeds from disposal of subsidiaries, net of cash disposed	(12,761)	(168,589)	(52,873)	(7,793)
Payment for purchase of additional shares of subsidiary	-	(105)	-	-
Cash paid out for loan receivables from related parties	-	-	(30,811)	(4,541)
Cash received for loan receivables from related parties	-	-	52,930	7,801
Cash acquired on non-cash acquisitions	601,925	39	2,513	370
Cash used in assets acquisition			(68,180)	(10,048)
Cash used in acquisition of subsidiaries	-	-	(23,610)	(3,480)
Net cash generated from (used in) investing activities	234,160	(327,099)	(108,447)	(15,984)
Cash flows from financing activities:
Proceeds of issuance of ordinary shares upon private placement	44,968	3,001	149,939	22,098
Proceeds from bank borrowings	98,377	36,601	253,044	37,294
Repayment of bank borrowings and other borrowings	(164,300)	(57,490)	(279,514)	(41,195)
Dividend distributed to noncontrolling interest	(29,500)	-	-	-
Repurchase of ordinary shares from open market	(10,028)	-	-	-
Proceeds on exercise of stock options	-	75	73	11
Disposal of shares of subsidiary	-	3,624	-	-
Capital contribution from non-controlling interests	-	-	200	29
Acquisition of non-controlling interests in subsidiaries	(26,358)	-	-	-
Net cash (used in) generated from financing activities	(86,841)	(14,189)	123,742	18,237
Net increase (decrease) in cash and cash equivalents, and restricted cash	205,053	(269,821)	(88,118)	(12,990)
Cash and cash equivalents and restricted cash at beginning of year	164,470	370,396	105,315	15,522
Effect of exchange rate changes on cash and cash equivalents	873	4,740	26,397	3,893
Cash and cash equivalents and restricted cash at the end of the year	370,396	105,315	43,594	6,425
Reconciliation in amounts on the consolidated balance sheets:
Cash and cash equivalents at the end of the year	295,693	82,104	37,091	5,467
Restricted cash at the end of the year	74,703	23,211	6,503	958
Total of cash and cash equivalents and restricted cash at the end of the year	370,396	105,315	43,594	6,425

Supplemental disclosure of cash flow information:
Income taxes paid	5,236	10,264	24	4
Interests paid	960	4,564	4,106	605
Supplemental disclosure of non-cash flow information:
Right-of-use assets obtained in exchange for lease obligations	9,666	2,290	10,246	1,510
Acquisition of subsidiaries through issuing ordinary shares	2,341,942	-	4,416,882	650,968
Other receivable and other non-current asset related to disposal of entities	-	-	3,000	442

The following tables provide a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	As of June 30, 2025	As of June 30, 2026
	RMB	RMB
Cash and cash equivalents at beginning of year	295,693	82,104
Restricted cash at beginning of year	47,920	6,873
Non current restricted bank deposit at beginning of year	26,783	16,338
Total cash and cash equivalents and restricted cash at beginning of year	370,396	105,315

Cash and cash equivalents at end of year	82,104	37,091
Restricted cash at end of year	6,873	6,503
Non current restricted bank deposit at the end of the year	16,338	-
Total of cash and cash equivalents and restricted cash at the end of the year	105,315	43,594

The accompanying notes are an integral part of the Consolidated financial statements.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(1) Organization and Description of Business

Maase Inc. (the “Company” or “MAAS”) (formerly known as “Highest Performances Holdings Inc.” and “Puyi Inc.”) was incorporated in the Cayman Islands in July 2018 and listed on the Nasdaq on March 29, 2019. On March 13, 2024, the Company changed its name from Puyi Inc. to Highest Performances Holdings Inc. On June 3, 2025, the Company changed its name from Highest Performances Holdings Inc. to Maase Inc. The Company, its subsidiaries and the consolidated variable interest entities (see Note 2(a) for details) are collectively referred to as the “Group”.

AIFU Inc. (“AIFU”) (formerly known as “AIX Inc.” and “Fanhua Inc.”) held approximately 4.46% of the Company’s equity interests since September 2018. On December 22, 2023, the Company entered into a share repurchase agreement with AIFU, pursuant to which the Company agreed to repurchase all of the 4.46% equity interests (see details in Note 20). Concurrently, a wholly-owned subsidiary of AIFU entered into a share transfer agreement with the Company to acquire 15.41% equity interests in Fanhua Puyi Fund Sales Co., Ltd. (“Puyi Fund”), a wholly-owned subsidiary of the Company, at an aggregate consideration including a transfer price for the aforementioned 4.46% equity interests and cash of RMB10,463 which was accounted for as a partial disposal of the Group’s equity interests in Puyi Fund to AIFU without losing its control over Puyi Fund. No disposal gain or loss was recognized.

On December 27, 2023, the Company and certain shareholders of AIFU (the “Selling Shareholders”) entered into securities exchange agreements (the “Securities Exchange Agreements”). According to the terms and conditions set forth in the Securities Exchange Agreements, the Company issued an aggregate of 284,113,315 ordinary shares (equivalent to 3,156,815 Class A ordinary shares of a par value of US$0.09 each (the “Class A Ordinary Shares”) after giving effect to the 1-for-90 reverse share split effected on June 23, 2025) to the Selling Shareholders, and in exchange therefor, the Selling Shareholders transferred to the Company an aggregate of 568,226,628 ordinary shares of AIFU (equivalent to 1,420,567 Class A ordinary shares of AIFU after giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025) that they beneficially owned (the “Transaction through Exchange of Equity Interests”). The transaction was completed on December 31, 2023. As a result of the Transaction through Exchange of Equity Interests, the Company owned approximately 50.10% of AIFU’s equity interests and the Selling Shareholders collectively obtained around 76.67% of the Company’s equity interests. Upon the closing of the transaction, the Company directly owned a majority equity interest as well as the voting rights in AIFU through which the Company possessed a controlling financial interest. On the other hand, the 76.67% of the Company’s equity interests were dispersed amongst the individual Selling Shareholders with none holding a majority equity interest in the Company. The transaction is accounted for as a business combination using the acquisition method. The Company, as a legal acquirer, is determined as the accounting acquirer while AIFU is identified as the legal and accounting acquiree. In identifying the accounting acquirer, management’s assessment gives more weight to the factor in which the Company obtained control over more than 50% of the voting interests in AIFU.

On December 27, 2024, AIFU transferred all of its interests in Fanhua RONs (Beijing) Technology Co., Ltd. (“Fanhua RONS Technologies”) and Shenzhen Xinbao Investment Co., Ltd. (“Xinbao Investment”) and its subsidiaries (the “former consolidated VIEs of AIFU”) to BGM Group Ltd. (“BGM”) in exchange for BGM’s 69,995,661 Class A ordinary shares at a consideration of approximately US$140,000 (the “BGM Transaction”). Prior to the transaction, AIFU performed a series of restructuring to transfer equity interest of Fanhua RONS Technologies and Xinbao Investment to a newly incorporated wholly owned subsidiary through contractual arrangements. The historical contractual arrangements among (x) the AIFU’s wholly-owned PRC subsidiary Fanhua Insurance Sales Service Group Company Limited and Beijing Fanlian Investment Co., Ltd., (y) the former consolidated VIEs of AIFU, and (z) the individual nominee shareholders of the former consolidated VIEs of AIFU (“AIFU’s Contractual Arrangements”) were terminated at the date of closing the transaction with BGM.

In January 2025, AIFU disposed of 100% equity interests in Guangdong Meidiya Investment Co., Ltd. (“Meidiya”) to a third party for cash consideration of RMB30,240. Meidiya holds approximately 44.7% of the equity interests of Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd. (“FHISLA”) and its subsidiaries (collectively referred to as the “Disposed Adjusting Group”). The Disposed Adjusting Group historically constituted the Group’s claims-adjusting segment, over which the Group exercised control through a series of act-in-concert arrangements. Accordingly, the Group deconsolidated the Disposed Adjusting Group with effect from January 1, 2025 and no longer conducts any material operations in the claims-adjusting business.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(1) Organization and Description of Business (continued)

On July 18, 2025, the Company entered into a transaction agreement to acquire 100% of the equity interest of Real Prospect Limited and its subsidiaries (“Real Prospect”), for a consideration of an aggregate of 98,002,174 Class A Ordinary Shares, at a purchase price of US$1.5 per share. The Group completed the acquisition of Real Prospect at the end of October 2025.

On July 28, 2025, the Company entered into a transaction agreement to acquire 100% of the equity interest of Carve Group Ltd and its subsidiaries (“Carve Group”), for a consideration of an aggregate of 195,894,609 Class A Ordinary Shares, at a purchase price of US$1.5 per share. MAAS completed the acquisition of Carve Group at the end of August 2025.

In September 2025, the Company entered into an agreement with a third party to dispose of 100% equity interests in Puyi Group Limited, together with all equity interests in subsidiaries directly or contractually controlled by Puyi Group Limited (collectively referred to as the “Disposed Puyi Group”) for a total cash consideration of RMB70,000. Accordingly, the Group deconsolidated the Disposed Puyi Group with effect from September 30, 2025, and no longer conducts any material operations in the wealth management business. The historical contractual arrangements among (i) Puyi Group Limited’s wholly-owned PRC subsidiary Puyi Enterprises Management Consulting Co., Ltd. (“Puyi Consulting”), (ii) Chengdu Puyi Bohui Information Technology Co., Ltd. (“Puyi Bohui”) and its subsidiaries (together, the “VIEs of Puyi”), and (iii) the individual nominee shareholders of the former consolidated VIEs of Puyi (“Puyi’s Contractual Arrangements”) became inoperative with respect to the Group, as the underlying VIEs were divested together with Puyi Group Limited and are no longer within the scope of the Group’s consolidation.

In December 2025, AIFU completed its issuance of 5,000,000 Class B ordinary shares to a third party. Following this issuance, the Company’s aggregate beneficial ownership of the total outstanding shares of AIFU was diluted to approximately 7.85%, and its aggregate voting power was diluted to approximately 16.75%. As a result, the Group no longer had a controlling financial interest in AIFU and its subsidiaries (collectively referred to as the “Deconsolidated AIFU Group”). Accordingly, the Group deconsolidated the Deconsolidated AIFU Group as of December 22, 2025, and the Group no longer conducts any material operations in the insurance agency business.

On December 19, 2025, the Company entered into an assets acquisition to acquire certain premium tea assets in Oriental Grove Ltd (the “Oriental Grove”) for a consideration of approximately US$62.4 million (amount not presented in thousands), consisting of (i) an aggregate 34,911,410 Class A ordinary shares, at a purchase price of US$1.5 per share and (ii) a cash payment of US$10 million (amount not presented in thousands) payable within 365 days after the closing. MAAS completed the acquisition of Oriental Grove on January 14, 2026.

On January 23, 2026, the Company entered into a transaction agreement to acquire 100% of the equity interests in Times Good Limited and its directly or contractually controlled subsidiaries (collectively, the “Times Good”) for a consideration of approximately RMB1.1 billion, consisting of (i) an aggregate 87,400,144 Class A ordinary shares, at a purchase price of US$1.5 per share, and (ii) a cash payment of US$26 million (amount not presented in thousands). MAAS completed the acquisition of Times Good at the end of March 2026.

The Group refer to the above acquisitions, disposal and deconsolidation collectively, as the “Transactions”.

In prior fiscal years, the Group was principally engaged in the provision of agency services, insurance claims adjusting services and wealth management service. Following the Transactions, the Group ceased its wealth management business since the disposal of the Disposed Puyi Group, its agency business since the deconsolidation of the Deconsolidated AIFU Group and its claim adjusting business since the disposal of the Disposed Adjusting Group (see Note 4 for details).

The Group positions itself as an integrated provider and operator of an artificial intelligence (“AI”) -centric full-scene digital systems. Following the Transactions, the Group primarily conducts its operations in the People’s Republic of China (the “PRC”), principally engaged in (1) sales of computing power and algorithm solutions: the Group’s new business through Times Good acquisition; and (2) sales of smart technology and new energy solutions: the Group’s new business through Real Prospect acquisition which provides innovative, technology driven solutions in relation to electric vehicle charging services and charging equipment. In addition, the Group offers health and wellness products through: (i) Carve Group, which focuses on premium ingredients and health and wellness food products, including wild ginseng resources, bird’s nest-based nutritional products and functional food ingredients; and (ii) Oriental Grove, which primarily maintains an inventory of premium tea.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(1) Organization and Description of Business (continued)

As of June 30, 2026, subsidiaries of the Company include the following:

Entities	Place of Incorporation	% of Ownership	Principal Activity
Carve Group Ltd (“Carve Group”)	BVI	100%	an investment holding company
Guardian Blue Limited	BVI	100%	an investment holding company
Oriental Grove Ltd.	BVI	100%	an investment holding company
Yunshang Management Company Limited (“Yunshang”)	Hong Kong	100%	an investment holding company
Real Prospect Limited (“Real Prospect”)	Hong Kong	100%	an investment holding company
Times Good Limited	Hong Kong	100%	an investment holding company
Shenzhen Hillstar Management Consulting Co., Ltd (“Shenzhen Hillstar”)	PRC	100%	an investment holding company
Zhongshen Resources Development (Liaoning) Co., Ltd (“Zhongshen”)	PRC	100%	cultivation and supply of scarce wild-grown traditional Chinese medicine resources
Glyken Bird Nest Technology (Shenzhen) Co., Ltd (“Glyken”)	PRC	100%	sales of health and wellness products
Guangxi Free Trade Zone Yanwo Bio-technology Co., Ltd. (“Guangxi Yanwo”)	PRC	90%*	research and development, production, and sales of health and wellness products
Yanwa Brand Operation (Shenzhen) Co., Ltd.	PRC	100%	sales of health and wellness products
Yanwo Health Food Technologies (Shenzhen) Co., Ltd.	PRC	100%	sales of health and wellness products
QizeXing Biotechnology (Shenzhen) Co., Ltd.	PRC	51%	sales of health and wellness products
Changsha Juqun Health Technology Co., Ltd	PRC	51%	sales of health and wellness products
Shenzhen Shuangxinkanghe Biotechnology Co., Ltd.	PRC	51%	sales of health and wellness products
Shenzhen Pioneer Silver Age Health Technology Co., Ltd	PRC	51%	sales of health and wellness products
Puyi Dake Information Technology Co., Ltd.	PRC	100%	an investment holding company
Shenzhen Guibao Intelligent Management Co., Ltd. (“Shenzhen Guibao”)	PRC	100%	an investment holding company
Qingdao Mai Si Technology Co., Ltd. (“Maisi”)	PRC	100%	electric vehicle charging services and charging equipment
Shenzhen Huazhixing Management Consulting Co. Ltd. (“Huazhixing”)	PRC	100%	an investment holding company

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(1) Organization and Description of Business (continued)

Consolidated variable interest entity and its subsidiaries	Place of Incorporation	% of Ownership	Principal Activity
Huazhi Future (Chongqing) Technology Co. Ltd. (“Huazhi Future”)	PRC	100%	computing power and algorithm solutions
Huarong Future (Sichuan) Technology Co. Ltd.	PRC	100%	computing power and algorithm solutions
Huayuan Future (Shanxi) Technology Co. Ltd.	PRC	100%	computing power and algorithm solutions
Chongqing Fangzhen Technology Co. Ltd.	PRC	100%	AI-driven marketing solutions
Huasheng Yuan (Shenzhen) Technology Co. Ltd.	PRC	100%	computing power and algorithm solutions
Zhiqi Xingchen (Chongqing) Technology Co. Ltd.	PRC	51%	computing power and algorithm solutions

Note 1:	The consolidated variable interest entity and their subsidiaries listed above are VIEs consolidated under the Huazhi VIE structure involving Huazhixing, Huazhi Future and their respective nominee shareholders. The Company does not hold equity interests in Huazhi Future and its subsidiaries. For details of the Huazhi VIE structure, refer to Note 14 to this report.

Note 2:	Glyken holds a 90% equity interest in Guangxi Yanwo, while the remaining 10% equity interest is subscribed to by an independent third party. Pursuant to Article 42 of the Articles of Association of Guangxi Yanwo, profits shall be distributed among shareholders in proportion to their respective paid-in capital contributions. As of June 30, 2026, Glyken has fully paid its capital contribution to Guangxi Yanwo, whereas the 10% minority shareholder has not yet made any capital contribution. In accordance with the Articles of Association of Guangxi Yanwo, Glyken is entitled to 100% of the dividends distributable by Guangxi Yanwo.

(2) Summary of Significant Accounting Policies

(a)	Basis of Presentation and Consolidation

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

For all periods presented in these consolidated financial statements, the Group consolidates the financial results of both existing VIEs and former VIEs during the period in which the Group had control, i.e., from the date control was obtained through the date of disposal, if any.

Existing VIEs: Following the acquisition of Times Good, the Group, through the WFOE of Huazhixing, has entered into a series of contractual arrangements with Huazhi Future and its respective Nominee Shareholders. Management has concluded that the Group is the primary beneficiary of the VIEs (the “Existing VIEs”). Accordingly, the Group consolidates the financial results of Huazhi Future and its subsidiaries in its consolidated financial statements. See Note 14 for details.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(a)	Basis of Presentation and Consolidation (continued)

Former VIEs: Prior to their respective disposals, the Group consolidated the following PRC domestic companies and their subsidiaries as VIEs: (i) Puyi Bohui and its subsidiaries (disposed of in September 2025 as part of the Disposed Puyi Group), and (ii) Fanhua RONS Technologies and Xinbao Investment and their subsidiaries (disposed of in December 2024) (collectively, the “Former VIEs”). For each of these Former VIEs, the Group had entered into contractual arrangements with the relevant Nominee Shareholders and concluded that it was the primary beneficiary. As a result, the Group consolidated the financial results of these entities up to the effective date of each disposal. See Note 14 for additional information.

To align with the termination of act-in-concert arrangements among Meidiya and the other shareholders of FHISLA by mutual agreement of the parties, a disposal plan was formed in January 2025 to divest the Group’s claim adjusting businesses. The Company’s sales of the Disposed Adjusting Group, Disposed Puyi Group and deconsolidation of the Deconsolidated AIFU Group (collectively referred to as the “Disposed Group”) represented a strategic business shift having a major effect on the Group’s operations and financial results. The results of operations for the Disposed Group are presented as discontinued operations on the consolidated statements of operations and comprehensive loss, and assets and liabilities are reflected as “Assets and Liabilities of Discontinued Operations” on the consolidated balance sheets for all periods presented. Amounts for all periods discussed below reflect the results of operations, financial condition and cash flows from the Company’s continuing operations, unless otherwise noted. Refer to Note 4 for further discussion on the Group’s discontinued operations.

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Group to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Group bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, inventory write-downs, the allowance for credit losses, estimated useful lives of property, plant, and equipment, intangible assets and operating lease right-of-use assets, goodwill valuation, recognition of share-based compensation expenses, short term investment, the realization of deferred tax assets and impairment assessment of long-lived assets.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments, which have original maturities of three months or less, and that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates.

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is included in the “cash and cash equivalents and restricted cash” in the consolidated statements of cash flows. The Group’s restricted cash primarily consists of cash deposits in segregated bank accounts pledged as collateral for letters of credit issued to settle business transactions. Such deposits are required by the issuing banks as security for the Group’s letter of credit facilities. As of June 30, 2026, the balance of restricted cash amounted to RMB6,503.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(d)	Short Term Investments

Short-term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed by certain financial institutions and the Group can redeem the deposits at any time. The Group records wealth management products with variable interest rates with maturities less than one year at fair value in accordance with ASC 825 Financial Instruments, with changes in fair value recognized in earnings within “net losses from fair value changes.”

Under ASC 321, equity investments with readily determinable fair values are measured at fair value, with changes in fair value recognized in net income. The Group’s equity investments as of June 30, 2026 are measured at fair value and recorded within “short term investments” on the consolidated balance sheets. These investments are remeasured to fair value at each reporting date, and unrealized and realized gains and losses are recognized in the consolidated statements of operations and comprehensive loss under “net losses from fair value changes.”

No impairment losses were recognized on short-term investments or equity investments for the fiscal year ended June 30, 2025 and 2026. Under ASC 321, equity investments measured at fair value are not subject to impairment assessment because changes in fair value are recognized in net income as they occur.

(e)	Accounts Receivable

Accounts receivable is recorded at the amount that the Group expects to collect and do not bear interest. Accounts receivable primarily represents fees receivable on provision of computing power and algorithm solutions services as well as sales of health and wellness products from customers. Accounts receivable is generally settled within 30 days since the initial recognition pursuant to the payment terms in the contract with customers.

The Group evaluates the collectability of its accounts receivable based on a combination of factors. The provision of credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model by pooling accounts receivable into various age buckets (e.g., within 1 year, 1-2 years, 2-3 years and longer than 3 years) as balances within the same range of aging share similar risk characteristics and applying expected credit loss rates to each pool. The Group has fully provided CECL for accounts receivable aging longer than three years. In assessing the CECL, the Group considers both quantitative and qualitative information that is reasonable and supportable, including relevant available information from internal and external sources, related to past events, historical credit loss experience, current and future economic events as well as other conditions that may be beyond the Group’s control. Credit loss expenses are assessed periodically and included in general and administrative expenses on the consolidated statements of operations and comprehensive loss. Accounts receivable that are deemed uncollectible when all collection efforts have been exhausted, which typically lasts for no less than three years past due, are written off against the allowance for credit loss. Based on management’s assessment, allowance of nil and RMB4 for credit losses was recorded for the fiscal year ended June 30, 2025 and 2026, respectively.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(f)	Inventories, net

Inventories are stated at the lower of cost and net realizable value. Inventories primarily consist of:

●	Raw materials, goods in transit, and finished goods related to the bird’s nest-based nutritional products;

●	Raw materials, goods in transit, and finished goods used in the manufacture of mobile charging robots and other mobile energy replenishment equipment;

●	Finished goods related to premium tea products;

●	Wild-grown ginseng roots that are under cultivation and have not yet been harvested.

For bird’s nest products and mobile charging robots and other mobile energy replenishment equipment, and premium tea, the cost of inventories includes direct materials, direct labor, and an appropriate allocation of manufacturing overhead. Cost is determined using the first-in, first-out (FIFO) method except for ginseng which is valued using the specific identification method. The Group’s premium tea products and wild-grown ginseng roots were acquired through the acquisition of Oriental Group and Carve Group, respectively. Subsequent to the acquisition date, these inventories are measured at the lower of cost and net realizable value in accordance with ASC 330, with the acquisition-date fair value representing their deemed cost. At the acquisition date, the acquired premium tea products were classified as finished goods and required no further processing. Subsequent to the Acquisition, cost consists of the acquisition-date fair value plus any subsequent costs directly attributable to bringing the products to their present location and condition for sale. The fair value step-up is recognized in cost of goods sold upon sale. The Group does not maintain manufacturing facilities or production lines for tea products; accordingly, these inventories do not include direct labor or manufacturing overhead after the Acquisition. The acquired ginseng roots are maintained in their plantation sites and are under cultivation till harvest and sale upon customer demand. Subsequent to the Acquisition, the Group capitalizes expenditures directly attributable to maintaining the ginseng roots till to the saleable condition, including cultivation, pest control, pruning, irrigation, and other related growing costs. Although these premium tea products and ginseng roots are held for sale in the ordinary course of business and classified as inventory, the Group expects their realization to extend beyond the next twelve months due to their strategic nature as long-term reserves. The Group regularly assesses the net realizable value of its inventories. A provision for obsolescence (inventory write-down) is recognized when the carrying amount exceeds the estimated net realizable value. This estimation considers factors such as quality deterioration, spoilage, aging, declines in market prices. For the fiscal year ended June 30, 2025 and 2026, inventory write-downs of nil and RMB57 were recorded based on the assessment.

(g)	Other receivables

Other receivables primarily include receivable disposal of an investment, receivables from sales recognized on a net basis, receivables from corporations and individuals, deposits, advances to staff and other miscellaneous receivables. Management reviews the composition of deposits and other receivables and determines if an allowance for credit loss is needed. Based on management’s assessment, allowance of nil and RMB2,981 for credit losses was recorded for the fiscal year ended June 30, 2025 and 2026, respectively, while the allowance of RMB2,981 for credit losses was fully written off during fiscal year 2026.

(h)	Property, Plant and Equipment, net

Property, plant and equipment include building, charging piles and robots, machinery and equipment, office equipment, furniture and fixtures, motor vehicle, and electronic equipment.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(h)	Property, Plant and Equipment, net (continued)

Property, plant and equipment are stated at cost. Depreciation is calculated using the straight-line method over the following estimated useful lives, taking into account residual value:

	Estimated useful life (Years)	Estimated residual value
Building	20	10%
Machinery and equipment	3-10	0-5%
Charging piles and robots	5-10	5%
Office equipment, furniture and fixtures	3-5	0%-5%
Motor vehicles	3-5	5%
Electronic equipment	3-10	5%

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation expense recognized in the consolidated statements of operations and comprehensive loss:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Operating costs	-	-	986
General and administrative expenses	-	-	693
Research and development expenses	-	-	1
Depreciation expense	-	-	1,680

(i)	Business combinations and non-controlling interests

The Group evaluates acquisitions of assets to assess whether or not the transaction should be accounted for as a business combination or asset acquisition. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group applies a “screen test” that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

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

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(i)	Business combinations and non-controlling interests (continued)

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

The consideration for the Group’s business acquisitions may include future payments that are contingent upon the occurrence of a particular event or events. Contingent consideration also takes the form of a right of the Group to the returns of previously transferred assets or issued equity interests from the sellers of the acquired business. Both the rights and obligations for such contingent consideration returns and payments are recorded at fair value on the acquisition date. The Group’s contingent right to receive a return of some equity interests issued (i.e., contingently returnable shares) is recognized as an asset and measured at fair value. The Group’s obligation to pay contingent consideration is recognized and classified as a liability and measured at fair value. The contingent consideration rights and obligations are subsequently evaluated each reporting period with changes in fair value recognized as a gain or loss and recorded within change in the fair value of contingent assets and liabilities in the consolidated statements of operations and comprehensive loss.

For the Group’s majority-owned subsidiaries and subsidiaries of VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income (loss) on the consolidated statements of operations and comprehensive loss includes the net income (loss) attributable to non-controlling interests. The portion of equity attributable to non-controlling interests is presented separately from the Group’s equity in the consolidated balance sheets.

(j)	Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess of costs over fair value of net assets of businesses acquired in a business combination. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise.

The Group had three reporting units from December 31, 2023 upon the completion of the business combination transaction of AIFU to January 1, 2025 upon the completion of the disposal of the claim adjusting business (see Note 4 for details).

From January 1, 2025 to August 31, 2025 upon the completion of the business combination transaction of Carve Group, the Group operated in two reporting units. From August 31, 2025 to September 30, 2025 upon the completion of the disposal of the wealth management business (see Note 4 for details), the Group operated in three reporting units.

From September 30, 2025 to October 31, 2025 upon the completion of the business combination transaction of Real Prospect, the Group operated in two reporting units. From October 31, 2025 to December 22, 2025 upon the deconsolidation of the agency service business (see Note 4 for details), the Group operated in three reporting units.

From December 22, 2025 to March 31, 2026 upon the completion of the business combination transaction of Times Good, the Group operated in two reporting units. As of June 30, 2026, the Group operated in three reporting units.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(j)	Goodwill and Other Intangible Assets (continued)

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

The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Estimates of fair value are primarily determined by using discounted cash flows. Discounted cash flows method is dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates, operating margins and the discount rates applicable to future cash flows. For the fiscal year ended June 30, 2025 and 2026, no impairment of goodwill was recorded based on the assessment.

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

The estimated useful lives for the Group’s intangible assets are as follows:

Estimated useful life (Years)
Software Copyright	5-10
Patent right	5-10
Trademark right	5-10
Forest land use right	31
Customer Relations and Sales Channels	5
Scientific Research Collaboration and Intellectual Property Coordination	3
Supply Chain and Production Qualifications	5
Brands	indefinite useful life
Domain names	indefinite useful life

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(k)	Asset acquisition

When the Group acquires other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. Assets are recognized based on their cost, which generally includes the transaction costs of the asset acquisition. The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair values and does not give rise to goodwill. For the fiscal year ended June 30, 2026, the Company entered into an asset acquisition to acquire certain premium tea assets for strategic purposes as long-term reserves and development. The acquired assets primarily consisted of inventories of RMB441 million (amount not presented in thousands). The Company accounted for this transaction as an asset acquisition as the acquired assets did not constitute a business. There were no such asset acquisitions during the fiscal year ended June 30, 2025.

(l)	Investments in Affiliates

The Group uses the equity method of accounting for investments in which the Group has the ability to exercise significant influence, but does not have a controlling interest. Under the equity method, investments are initially recognized at cost and subsequently adjusted to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and its share of other comprehensive income. The Group recorded nil and an investment loss of RMB10,354 in share of loss of affiliates in the consolidated statements of operations and comprehensive loss for the fiscal year ended June 30, 2025 and 2026, respectively.

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

(m)	Impairment of Long-Lived Assets

Property, plant, and equipment and intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset exceeds the fair value of the asset. No impairment loss on property, plant, and equipment or intangible assets was recorded during the fiscal years ended June 30, 2025 and 2026 in the consolidated statements of operations and comprehensive loss.

(n)	Redeemable ordinary shares

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

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(n)	Redeemable ordinary shares (continued)

Increases or decreases in the carrying amount of redeemable ordinary shares shall be affected by charges against retained earnings, in the absence of retained earnings, as a charge against additional paid-in capital. Accordingly, if the ordinary shares are not currently redeemable and it is not probable that the ordinary shares will become redeemable, subsequent adjustment of the amount presented in temporary equity is unnecessary.

(o)	Treasury Shares

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

(p)	Income Taxes

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

The Group records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Group recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Group recognizes interest and penalties related to unrecognized tax benefits, if any, on the income tax expense line in the accompanying consolidated statements of operations and comprehensive loss. Accrued interest or penalties are included on the other tax liabilities line in the consolidated balance sheets.

(q)	Share-based Compensation

All forms of share-based payments to employees and non-employees, including restricted share units, stock options and stock purchase plans, are treated the same as any other form of compensation by recognizing the related cost in the consolidated statements of operations and comprehensive loss. The Group recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the amount of compensation cost recognized at any date must at least equal to the portion of the grant-date value of the award that is vested at that date. For awards with both service and performance conditions, if each tranche has an independent performance condition for a specified period of service, the Group recognizes the compensation cost of each tranche as a separate award on a straight-line basis; if each tranche has performance conditions that are dependent of activities that occur in the prior service periods, the Group recognizes the compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The Group has made an accounting policy election to account for forfeitures when they occur for an award with only service conditions. For an award with a performance condition, the Group continues to assess at each reporting period whether it is probable that the performance condition will be achieved. No compensation cost is recognized for instruments that employees and nonemployees forfeit because a service condition or a performance condition is not satisfied.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(q)	Share-based Compensation (continued)

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

(r)	Employee Benefit Plans

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

(s)	Revenue Recognition

The Group has ceased its wealth management business since the disposal of the Disposed Puyi Group and its agency business since the deconsolidation of the Deconsolidated AIFU Group (see Note 4 for details). Additionally, following the disposal of the Disposed Adjusting Group in January 2025, the Group has no longer engaged in the claim adjusting business (see Note 4 for details). Subsequent to the Transactions, the Group’s primary operating businesses focus on computing power and algorithm solutions services (including AI computing power services and AI industry application solutions) and sales of AI compute servers, which constitute the Group’s major revenue streams. The Group also generates revenues from sales of mobile charging robots and charging piles, convenient charging services, sales of health and wellness products, commercial planning and consulting services, and sales of other electronic products.

Revenue is measured at the transaction price, which is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Group recognizes revenue when control of promised goods or services is transferred to a customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. Revenue recognition is assessed under the five-step model prescribed by relevant accounting standards:

●	Identify the contract(s) with a customer.

●	Identify the performance obligation(s) in the contract.

●	Determine the transaction price.

●	Allocate the transaction price to the performance obligation(s).

●	Recognize revenue when (or as) the Group satisfies a performance obligation.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(s)	Revenue Recognition (continued)

The Group disaggregates revenue based on type of goods and services, which represents the primary category of disaggregated revenue for disclosure purposes under ASC 606-10-50-12 and ASC 606-10-50-20. Significant judgments are made by management when: (1) evaluating whether promised goods or services are distinct and identifying performance obligations under ASC 606-10-25-14 and ASC 606-10-25-19; (2) evaluating whether the Group acts as principal or agent in customer arrangements under ASC 606-10-55-37A and ASC 606-10-55-39; (3) determining the timing of satisfaction of performance obligations, including evaluating whether control transfers at a point in time or over time; and (4) assessing substantive customer acceptance provisions that affect the timing of revenue recognition.

The Group evaluates whether it acts as a principal or an agent in customer arrangements under ASC 606-10-55-37A and ASC 606-10-55-39. The Group is a principal and recognizes revenue on a gross basis if it obtains control of the specified goods or services before transfer to the customer, maintains primary responsibility for fulfillment, bears inventory or performance risks, and has substantive pricing discretion. The Group is an agent and recognizes revenue on a net basis (only commissions or service fees earned) if it does not control the underlying goods or services prior to transfer and arranges for third-party parties to provide the underlying goods or services.

Performance obligations are satisfied either at a point in time or over time. Revenue is recognized over time if any one of the following criteria is met: (a) the customer simultaneously receives and consumes the benefits of the Group’s performance as the Group renders services; (b) the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (c) the Group’s performance does not create an asset with an alternative use to the Group, and the Group has an enforceable right to payment for performance completed to date. For performance obligations satisfied over time, revenue is recognized systematically over the service term. For all other performance obligations, revenue is recognized at a point in time when control of the promised goods or services transfers to the customer.

Major Revenue Streams Accounting Policy

Revenue from AI computing power service

The Group provides specified high-performance AI computing power services to customers for AI model training and downstream value-added computing businesses. The Group contracts with multiple third-party computing resource providers and centrally manages the allocation and deployment of third-party computing resources used to deliver services to customers. The Group is responsible for maintaining continuity of service and may reallocate customers to alternative computing resources when the originally allocated resources become unavailable or experience service interruptions. Customers simultaneously receive and consume the benefits provided by the Group’s performance throughout the contract term. Accordingly, revenue from AI computing power services is recognized over time on a straight-line basis over the contract period, as the Group fulfills its service performance obligations continuously during the contract term. The Group does not own or control the underlying server infrastructure. Instead, the Group maintains control over the specified AI computing power services delivered to customers and serves as the primary party responsible for service delivery, performance stability and customer service fulfillment. The Group does not bear inventory risk associated with the underlying server infrastructure. Customer consideration consists of a fixed monthly fee determined by the Group, and revenue recognition is not dependent on customers’ actual usage of computing resources. Accordingly, the Group acts as a principal in these service arrangements and recognizes related revenue on a gross basis.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(s)	Revenue Recognition (continued)

Revenue from AI computing power service (continued)

The Group evaluates each customer service arrangement under ASC 606-10-25-14 and ASC 606-10-25-19 to identify performance obligations. The service arrangement represents a single distinct performance obligation. The service is capable of being distinct as customers can benefit from the computing power services on their own with readily available resources and is distinct within the context of the contract as no other material promises are included that would require combination. Contract consideration is fixed with no variable consideration or significant financing components. Management applies judgment to conclude that the service comprises a series of distinct services accounted for as a single performance obligation.

Revenue from AI industry application solutions

The Group provides customized AI industry application solutions, including AI requirement analysis, AI system design, coding, testing and deployment. The overall development arrangement is accounted for as a single performance obligation. The promised components are highly interdependent and interrelated, and the Group provides a significant integration service to deliver a combined output for which the customer has contracted. Therefore, the individual components are not separately identifiable within the context of the contract and are combined into a single performance obligation. The customized AI industry application solutions developed for specific customer requirements are highly tailored and have no alternative use to the Group due to customer-specific design, functional customization and contractual restrictions. The Group does not have an enforceable right to payment for performance completed to date during the development phase. Accordingly, revenue from AI industry application solutions is recognized at a point in time upon completion, delivery and final customer acceptance of the customized system, which is when control of the AI industry application solution transfers to the customer. The Group controls the development process and the resulting customized system before transfer to the customer, is primarily responsible for the functionality and performance of the system, bears development-related risks, and has discretion in pricing. Accordingly, the Group acts as a principal and recognizes related revenue on a gross basis.

Revenue from sales of AI compute servers

The Group engages in the sale of AI compute servers to customers. Sales arrangements represent a single performance obligation for the delivery of specified goods. The server is capable of being distinct as the customer can benefit from the server on its own and is distinct within the context of the contract as no other promises are included that would require combination. Revenue is recognized at a point in time when the control of goods is transferred to the customer, which generally occurs at delivery. The Group is primarily responsible for product quality and delivery performance, bears inventory risk and customer credit risk, and has discretion in pricing and supplier selection. Accordingly, the Group acts as a principal and recognizes revenue on a gross basis. No significant returns, refunds and other similar obligations incurred for the year ended June 30, 2026.

Revenue from sale of mobile charging robots and charging piles

Sales of charging equipment include mobile charging robots and charging piles. Equipment delivery and professional installation and commissioning services are highly integrated and accounted for as a single performance obligation, as the equipment cannot achieve intended functionality without professional installation. Control transfers and revenue is recognized when the following criteria are fully satisfied: (i) products are delivered to designated customer locations; (ii) installation and commissioning are completed per customer specifications; and (iii) formal customer acceptance is obtained.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(s)	Revenue Recognition (continued)

Revenue from sale of mobile charging robots and charging piles (continued)

The Group provides standard assurance-type product warranties covering material and workmanship defects, generally with a one-year warranty term. These standard warranties are statutory assurance-type warranties rather than service-type warranties. They are provided to assure that the delivered equipment complies with agreed-upon contractual specifications and functions as intended, are not sold separately to customers, and do not provide any incremental service beyond product quality guarantee. As such, standard assurance warranties are not separate performance obligations under ASC 606 and are accounted for in accordance with ASC 460. The Group accrues estimated warranty reserves at the time of revenue recognition based on historical claim experience, product failure frequency and estimated repair and replacement costs. Warranty accruals are reviewed and adjusted regularly; warranty expenses are classified as cost of revenue. Short-term warranty obligations are recorded in accrued liabilities, and long-term warranty obligations are recorded in other long-term liabilities in the consolidated balance sheets.

Revenue from sale of health and wellness products

The Group sells health and wellness products, which primarily include bird’s nest peptide raw materials and compound products, functional food raw materials, tea and ginseng products, mainly through offline channels. Revenue is recognized at a point in time when control of the products transfers to the customer, upon delivery to and acceptance by the customer. The Group is primarily responsible for fulfilling its promises to customers, bears inventory risk, and has discretion in establishing selling prices. Based on these factors and its assessment of control over the products before transfer to customers, the Group acts as a principal and recognizes revenue on a gross basis. The Group did not experience significant product returns or refunds during the year ended June 30, 2026.

Revenue from Commercial Planning and Consulting Services

The Group provides commercial planning and consulting services to corporate clients. Each service arrangement constitutes a single distinct performance obligation. Revenue is recognized over time for arrangements where the customer simultaneously receives and consumes the benefits as the Group performs the services, or where the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced. Revenue is recognized at a point in time upon full completion and customer confirmation of the delivered consulting results, as customer is able to obtain the benefits only upon the delivery of final consulting results. The Group evaluates principal versus agent considerations based on control of service deliverables prior to customer transfer and recognizes gross or net revenue accordingly.

Revenue from sales of other electronic products

The Group generates revenue from sales of other electronic products, primarily consisting of mobile phones and integrated circuits. These sales arrangements represent a single performance obligation upon delivery of goods. Each product is capable of being distinct as the customer can benefit from the product on its own, and is distinct within the context of the contract as no other promises are included that would require combination. Revenue is recognized at a point in time when customers obtain control of and accept the delivered products.

For mobile phone sales, the Group acts as a principal in certain transactions where it controls the inventory, assumes primary responsibility for product quality, has pricing discretion and bears customer credit risk, and accordingly recognizes revenue on a gross basis. Certain mobile phone sales are offered to customers with installment payment terms. The Group has assessed these installment arrangements and concluded that no significant financing component exists within the scope of ASC 606, as the installment terms are short-term in nature and the timing difference between the transfer of goods and customer payment does not provide the customer or the Group with a material financing benefit. For other mobile phone transactions and all sales of integrated circuits, the Group acts solely as a procurement agent, does not control the underlying goods before transfer, has no pricing discretion and does not bear substantive inventory or quality risk. Accordingly, the Group recognizes revenue on a net basis representing the commission earned for arranging the sale.

Revenue from other services and other products

The Group provides onsite charging services via self-operated mobile charging robots and stationary charging piles. Each individual charging order is a distinct performance obligation.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(s)	Revenue Recognition (continued)

Revenue from convenient Charging Services

Charging piles

The Group provides charging pile charging services to end customers, whereby the Group arranges for third-party power and charging resource providers to supply electricity and complete on-site charging services. The Group does not obtain control of the underlying electricity power before it is provided to customers and does not resell electricity to customers. Each customer charging request is distinct and separately identifiable from other customer requests and is considered as a single performance obligation to provide charging services at the designated charging pile. As each charging service contract includes only one performance obligation and no variable consideration, no allocation of the transaction price is required. In these charging service arrangements, the Group acts as an agent of the underlying charging and power resources. The Group does not have discretion in setting the underlying electricity pricing, does not own or control the related power supply and charging infrastructure, and does not bear inventory risk or service delivery risk related to the underlying electricity resources. Accordingly, the Group recognizes revenue on a net basis, with revenue representing only the commission fees earned from facilitating customer charging transactions. Revenue is recognized at the point in time when the customer’s charging service is completed.

Charging robots

Each customer charging request is distinct and separately identifiable from other customer requests and is considered as a single performance obligation to provide mobile charging robot services at the location designated by the customer. As each charging service contract includes only one performance obligation and no variable consideration, no allocation of the transaction price is required. Revenue from mobile charging robot services is recognized at the point in time when the charging service is completed, and control is transferred to the customer. When the Group provides charging services through mobile charging robots (under arrangements in which the Group acts as a principal and obtains control of the charging services before they are transferred to customers), the related revenue is recognized on a gross basis.

Other services and other products

The Group generates revenue from other products and services, which mainly include other technical services, international study trip services, and sales of film and television copyrights.

Other technical services and international study trip services contain highly interdependent bundled components that collectively form a single integrated performance obligation. The components are not separately identifiable within the context of the contract, as the Group provides a significant integration service to deliver a combined output for which the customer has contracted. Accordingly, all components are combined into a single performance obligation. Revenue from these services is recognized on a straight-line basis over the service period, as customers receive and consume the benefits evenly throughout the contract term. The Group controls the service delivery process, is primarily responsible for fulfilling the service obligations, bears performance-related risks, and has discretion in pricing. Accordingly, the Group acts as a principal for these two service lines and recognizes related revenue on a gross basis.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(s)	Revenue Recognition (continued)

Other services and other products (continued)

For sales of film and television copyright, this sale represents a single distinct performance obligation to deliver the specified copyright. The copyright is capable of being distinct as the customer can benefit from it on its own, and is distinct within the context of the contract as no other promises are included that would require combination. Revenue is recognized at a point in time when control of the copyright transfers to the customer, which generally occurs upon execution of a legally binding transfer agreement and delivery of the underlying rights, subject to customer acceptance as stipulated in the contract. The Group controls the copyright before transfer to the customer, is primarily responsible for the title, validity and marketability of the copyright, has discretion in determining pricing, bears the risk of changes in the value of the copyright (including inventory obsolescence risk), and has the ability to direct the use of and obtain substantially all remaining benefits from it. Accordingly, the Group acts as a principal in this transaction and recognizes revenue on a gross basis. The related cost of copyright sold is recognized as cost of revenue upon the transfer of control, consistent with the Group’s inventory accounting policy for other goods sold in the ordinary course of business.

Value-added tax and surcharges

The Group is subject to value-added-tax (“VAT”) on the revenues earned for product sales in the PRC. In the accompanying consolidated statements of comprehensive loss, such VAT is excluded from net revenues. The Group presents revenue net of tax surcharges and value-added taxes incurred. The tax surcharges amounted to nil and RMB73 for the fiscal years ended June 30, 2025 and 2026, respectively.

Contract liabilities

Contract liabilities arise when consideration is received from a customer before the Group satisfies the related performance obligation. The Group’s contract liabilities mainly consist of prepayments from customers. The table below presents the activity of contract liabilities during the fiscal years ended June 30, 2025 and 2026, respectively. Contract liabilities of RMB27,410 as of June 30, 2026 are expected to be realized in the following year.

	Year ended June 30,
	2025	2026
	RMB	RMB
Balance at beginning of year	-	-
Business combinations	-	27,021
Deposits received	-	36,894
Revenue recognized	-	(32,879)
Output Value-Added Tax	-	(2,831)
Balance at end of year	-	28,205

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

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(s)	Revenue Recognition (continued)

Contract costs

Contract costs include contract acquisition costs and contract fulfillment costs which are all recorded within prepayments, deposits, and inventory in the consolidated balance sheets. Contract acquisition costs represent incremental costs incurred to obtain a contract with a customer, such as sales commissions that are not eligible for the practical expedient described above (i.e., with an amortization period exceeding one year). Such costs are capitalized when expected to be recovered and are amortized on a basis consistent with the transfer of goods or services to which the costs relate, generally over the contract term. All other costs incurred regardless of obtaining a contract are expensed as incurred. Contract fulfillments costs consist of costs incurred by the Group to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and other costs directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. The contract fulfillment cost amounted to nil and RMB4,048 as of June 30, 2025 and 2026, respectively. There were no contract acquisition costs as of June 30, 2025 and 2026.

Disaggregation of revenue

The following tables show, by timing of revenue recognition, revenue from contracts with customers disaggregated by service lines for the years ended June 30, 2026:

	Year ended June 30, 2026
	Point in Time	Over Time	Total
	RMB	RMB	RMB
Product revenues
Sale of AI compute servers	69,220	—	69,220
Sale of mobile charging robots and charging piles	11,275	—	11,275
Sale of health and wellness products	14,798	—	14,798
Sale of other electronic products and others	12,075	—	12,075
Services
AI computing power service	—	26,800	26,800
AI industry application solutions	44,128	—	44,128
Commercial Planning and Consulting Services	1,677	1,066	2,743
Other services	723	1,599	2,322
Total revenues	153,896	29,465	183,361

Revenue from contracts with customers for the fiscal year ended June 30, 2024 and 2025 was nil.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(t)	Fair Value of Financial Instruments

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

The carrying values of the Group’s financial instruments, including cash and cash equivalents, accounts receivable, other receivables, accounts payable and other payables, approximate their fair values due to the short-term nature of these instruments.

The carrying amounts of the long-term receivables and payables approximate their fair value as the interest rates are comparable to the prevailing interest rates in the market. For short-term loan and long-term loan, fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which incremental borrowing rates used to discount the host contracts approximate market rates. For the fiscal years ended June 30, 2025 and 2026, there were no transfers between different levels of inputs used to measure fair value.

Measured at fair value on a recurring basis

As of June 30, 2025 and 2026, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

		Fair Value Measurements at Reporting Date Using
Description	As of June 30, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short term investment	4,255	4,255	-	-

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(t)	Fair Value of Financial Instruments (continued)

		Fair Value Measurements at Reporting Date Using
Description	As of June 30, 2026	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short term investments	36,872	25,294	11,578	-

The Group measures its equity investments with readily determinable fair value at its quoted price in active markets. There were no transfers into or out of Level 1 and Level 2 for the fiscal years ended June 30, 2025 and 2026, respectively.

Measured at fair value on a non-recurring basis

The Group measures certain assets, including equity method investments and intangible assets, at fair value on a non-recurring basis when they are deemed to be impaired. The fair values of these investments and intangible assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to these investments is recorded when the cost of the investment exceeds its fair value and for equity method investments, this condition is determined to be other-than-temporary. Impairment charge to the intangible assets is recorded when their carrying amounts may not be recoverable.

Goodwill (Note 11) is measured at fair value on a non-recurring basis, and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance of the acquired business, discount rate, etc. to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets (Level 3).

Investments in affiliates are measured at fair value on a non-recurring basis, and they are recorded at fair value only when there is other-than-temporary-impairment. The fair value of investment in an affiliate that is publicly listed is determined based on the market value of its share (Level 1) on the date such impairment is recorded.

(u)	Foreign Currencies

The functional currency of the Company is the United States dollar (“USD”). The functional currency of all the other significant subsidiaries and the former consolidated VIEs is Renminbi (“RMB”). Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of operations and comprehensive loss. The Group has chosen the RMB as its reporting currency.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(u)	Foreign Currencies (continued)

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

(v)	Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB243 and RMB43,594 of cash and cash equivalents denominated in RMB as of June 30, 2025 and 2026, respectively.

(w)	Translation into USD

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into USD are solely for the convenience of the readers outside of China and were calculated at the rate of US$1.00 = RMB 6.7851, representing the noon buying rate in the City of New York for cable transfers of RMB on June 30, 2026, the last business day in the fiscal year 2026, as set forth in H.10 statistical release of the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate.

(x)	Segment Reporting

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s Chief Executive Officer serves as the CODM. As of June 30, 2023, the Group managed its business as a single operating segment engaged in the provision of distribution and managing wealth management services in the PRC. Subsequent to the acquisition of the AIFU Group on December 31, 2023, the Group expanded its operating structure and identified two additional operating segments: insurance agency services and claims adjusting services. In January 2025, the Group completed the divestment of its entire equity interest in Meidiya and its subsidiaries, which constituted the Group’s claims adjusting segment. Following this disposal, the Group discontinued all claims adjusting service operations. In September 2025, the Group disposed of the Disposed Puyi Group and exited its wealth management business. In December 2025, the Group deconsolidated the Deconsolidated AIFU Group and ceased its insurance agency business. During the fiscal year 2026 ended June 30, 2026, the Group completed a series of strategic acquisitions, resulting in the identification of new operating segments aligned with its transformed core businesses:

i.	On August 31, 2025, the Group acquired Carve Group, establishing the health and wellness products and services operating segment.

ii.	On October 31, 2025, the Group acquired Real Prospect, establishing the smart technology and new energy solutions operating segment.

iii.	On March 31, 2026, the Group acquired Times Good, establishing the computing power and algorithm solutions operating segment, which represents the Group’s core operating business.

As of the reporting date, the Group’s operating segments consist of (1) computing power and algorithm solutions; (2) smart technology and new energy solutions; and (3) health and wellness products and services, consistent with how the CODM reviews operations, allocates resources, and assesses segment performance on a regular basis.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(y)	Earnings per Share (“EPS”)

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

(z)	Related parties

The Group adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(aa)	Leases

The Group leases office space, vehicles and certain equipment under operating leases for terms ranging from short term (under 12 months) to 10 years. The Group does not have options to extend or terminate leases, as the renewal or termination of relevant lease is on negotiation basis. As a lessee, the Group does not have any financing leases and none of the leases contain material residual value guarantees or material restrictive covenants. The Group’s office space leases typically have initial lease terms of 2 to 10 years, and vehicles and equipment leases typically have an initial term of 12 months or less. The Group’s office space leases include fixed rental payments. The lease payments for the Group’s office space leases do not consist of variable lease payments that depend on an index or a rate.

The Group determines whether a contract contains a lease at contract inception. A contract contains a lease if there is an identified asset and the Group has the right to control the use of the identified asset. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Group recognizes a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term in the consolidated balance sheets at commencement date. As all of the leases do not have implicit rates available, the Group uses incremental borrowing rates based on the information available at lease commencement date in determining the present value of future payments. The incremental borrowing rates are estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased assets are located.

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

Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The Group has made an accounting policy election to exempt leases with an initial term of 12 months or less without a purchase option that is likely to be exercised from being recognized on the balance sheet. Payments related to those leases continue to be recognized in the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(aa)	Leases (continued)

In addition, the Group lease manufacturing plants from a related-party, Qingdao Jiutian Lanyue New Energy Technology Co.,Ltd. the Group does not have any related-party sublease transactions.

(ab)	Failed Sale and leaseback transactions

When a sale and leaseback transaction does not qualify for sale accounting, the transaction is accounted for as a financing transaction by the seller-lessee. To account for a failed sale and leaseback transaction as a financing arrangement, the seller-lessee does not derecognize the underlying asset; the seller-lessee continues depreciating the asset as if it was the legal owner. The sales proceeds received from the buyer-lessor are recognized as a financial liability. A seller-lessee will make rental payments under the leaseback. These payments are allocated between interest expense and principal repayment of the financial liability. The amount allocated to interest expense is determined by the incremental borrowing rate or imputed interest rate.

(ac)	Accounting for Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in ASC 480 and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the instruments are free standing financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company’s own common shares and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, was conducted at the time of warrant issuance and as of each subsequent period end date while the instruments are outstanding. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all of the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. The Company accounts for its outstanding warrants as equity-classified instruments. Management has concluded that The Private Placement Warrants (as defined in Note 21) are classified as equity in accordance with ASC Subtopic 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815-40”).

As of June 30, 2025 and 2026, there were nil and 20,000,000 Private Placement Warrants outstanding, respectively. There were no Private Placement Warrants exercised or expired as of June 30, 2026.

(ad)	Accumulated Other Comprehensive Loss or Income

The Group presents comprehensive loss in the consolidated statements of operations and comprehensive loss with net loss in a continuous statement. Accumulated other comprehensive loss mainly represents foreign currency translation adjustments and changes in fair value of available-for-sale debt securities for the period.

(ae)	Government grants

Government grants primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The Group records such government subsidies as other income or reduction of expenses or cost of revenues when it has fulfilled all of its obligation related to the subsidy. The Group recognized nil and RMB7 for the fiscal years ended June 30, 2025 and 2026.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(2) Summary of Significant Accounting Policies (continued)

(af)	Recently accounting pronouncements

Recently adopted accounting pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This update requires that public entities on an annual basis, (1) in the rate reconciliation, disclose specific categories and provide additional information for reconciling items that meet a quantitative threshold; (2) about income taxes paid, disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and by individual jurisdiction in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received); and (3) disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) disaggregated by federal, state, and foreign. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company has adopted ASU 2023-09 in 2026 retrospectively and updated the income tax disclosure in Note 18.

Recently Accounting Pronouncements issued not yet adopted

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (ASU 2025-10), which establishes authoritative guidance on the recognition, measurement, presentation, and disclosure of government grants. Under ASU 2025-10, government grants are recognized when it is probable that the entity will both comply with the conditions of the grant and the grant will be received. The ASU provides specific accounting models for grants related to assets and grants related to income, including options to recognize government grants as deferred income or as a reduction of the asset’s cost basis. The ASU also requires enhanced disclosures regarding the nature of government grants, significant terms and conditions, accounting policies applied, and amounts recognized in the financial statements. ASU 2025-10 is effective for fiscal years beginning after December 15, 2028, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-10 on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

(3) Acquisition and disposal

Acquisition and disposal in the fiscal year ended June 30, 2026

The Group made certain acquisitions and disposal during the fiscal year ended June 30, 2026 as follows:

(a)	Acquisition of Carve Group

On July 28, 2025, the Company entered into a definitive agreement to acquire 100% of the equity interest of Carve Group. The total purchase price of RMB2.1 billion consisted solely of equity consideration, representing 195,894,609 Class A Ordinary Shares. The acquisition was completed on August 31, 2025.

The acquisition of Carve Group was accounted for using the acquisition method, and the purchase price allocation was made based on the fair value of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition. The fair values of the identifiable intangible assets acquired were determined using various valuation techniques, including cost approach and income approach. The fair value measurements were primarily based on significant inputs that are not directly observable in the market and are considered Level 3 under the fair value measurements and disclosure framework. Key assumptions include cash flow projections for Carve Group and the discount rate applied to those cash flows. Identifiable intangible assets with finite lives are amortized over their useful lives. The carrying value of the other tangible assets acquired and liabilities assumed approximate their fair value. The excess of the consideration transferred over the estimated fair values of the identifiable net assets acquired was recorded as goodwill.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(3) Acquisition and disposal (continued)

(a)	Acquisition of Carve Group (continued)

The following is a summary of the fair value of the purchase price and the preliminary allocation of the purchase price to the assets acquired and liabilities assumed:

RMB
Consideration transferred:
Stock consideration	2,102,027
Total fair value of purchase price	2,102,027

Assets acquired	RMB
Cash and cash equivalents and restricted cash	120
Short term investments	306
Accounts receivable and contract assets	185
Amounts due from related parties	100
Other receivables and current assets	544
Inventories	1,973,463
Investments in affiliates	244
Property, plant, and equipment, net	10,231
Intangible asset (Note 2(j) and Note 12)	15,643
- Software Copyright	2,150
- Patent right	2,684
- Trademark right	2,828
- Customer Relations and Sales Channels	3,954
- Scientific Research Collaboration and Intellectual Property Coordination	1,631
- Supply Chain and Production Qualifications	1,905
- Other Intangible Asset	491
Right of use asset	105
Total assets acquired	2,000,941

Liabilities Assumed
Accounts payables	126
Contract liabilities	233
Other payable and accrued expenses	17,730
Accrued payroll	139
Operating lease liabilities	309
Deferred tax liabilities	758
Total liabilities assumed	19,295
Total identifiable net assets acquired	1,981,646
Preliminary goodwill	120,381

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(3) Acquisition and disposal (continued)

(a)	Acquisition of Carve Group (continued)

As disclosed in Note 1, prior to the Group’s acquisition of Carve Group on August 31, 2025, the Group operated two existing operating segments: the wealth management segment and the insurance agency segment. Subsequent to the Carve Group acquisition, the Group completed the divestiture of its wealth management segment in September 2025 and the deconsolidation of its insurance agency segment in December 2025. Upon completion of the Carve Group acquisition, a new reporting unit for health and wellness products and services was established as of the acquisition date. No synergistic benefits were recognized from the acquisition. Accordingly, the goodwill arising from the Carve Group acquisition has been fully allocated to the newly established health and wellness products and services reporting unit, which encompasses all acquired assets and assumed liabilities of Carve Group. The resulting goodwill is not expected to be deductible for income tax purposes.

The result of operation of aforementioned acquisition has been consolidated by the Group from September 1, 2025. Acquisition-related costs for Carve Group were approximately RMB551. These were expensed as incurred and are included in general and administrative expenses within the consolidated statements of operations and comprehensive loss.

(b)	Acquisition of Real Prospect

On July 18, 2025, the Company entered into a definitive agreement to acquire 100% of the equity interest of Real Prospect. The total purchase price of RMB1,04 billion consisted solely of equity consideration, representing 98,002,174 Class A Ordinary Shares. The acquisition was completed on October 31, 2025. Pursuant to the agreement, one of the selling shareholders shall return certain numbers of Class A Ordinary Shares back to the Group if certain performance conditions are not achieved at the end of each fiscal year ending June 30 for three consecutive years following the acquisition date. As of the acquisition date, the fair value of this contingent consideration arrangement was determined to be nil, as management concluded that the achievement of the applicable conditions is probable, and no contingent consideration asset was recognized. As of June 30, 2026, the Group has reassessed the arrangement and continues to measure the contingent consideration at nil. The contingent consideration arrangement will be reassessed at each reporting date with changes in fair value, if any, recognized in the consolidated statements of operations and comprehensive loss.

The acquisition of Real Prospect was accounted for using the acquisition method, and the purchase price allocation was made based on the fair value of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition. The fair values of the identifiable intangible assets acquired were determined using various valuation techniques, including cost approach and income approach. The fair value measurements were primarily based on significant inputs that are not directly observable in the market and are considered Level 3 under the fair value measurements and disclosure framework. Key assumptions include cash flow projections for Real Prospect and the discount rate applied to those cash flows. Identifiable intangible assets with finite lives are amortized over their useful lives. The carrying value of the other tangible assets acquired and liabilities assumed approximate their fair value.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(3) Acquisition and disposal (continued)

(b)	Acquisition of Real Prospect (continued)

The excess of the consideration transferred over the estimated fair values of the identifiable net assets acquired was recorded as goodwill. For goodwill reporting purposes, the operations and goodwill for Real Prospect are included in the smart technology and new energy solutions segment.

The following is a summary of the fair value of the purchase price and the preliminary allocation of the purchase price to the assets acquired and liabilities assumed:

RMB
Consideration transferred
Stock consideration	1,043,547
Total fair value of purchase price	1,043,547

RMB
Assets acquired
Cash and cash equivalents and restricted cash	2,392
Accounts receivable and contract assets	376
Amounts due from related parties	35,791
Other receivables and current assets	2,800
Inventories	2,453
Investments in affiliates	114,244
Property, plant, and equipment, net	6,925
Intangible asset (Note 2(j) and Note 12)	93,791
- Software Copyright	34,054
- Patent right	24,767
- Trademark rights	34,054
- Other Intangible Asset	916
Right of use asset	663
Total assets acquired	259,435

Liabilities Assumed
Accounts payables	384
Contract liabilities	7,116
Other payable and accrued expenses	4,389
Accrued payroll	350
Long-term loan	2,048
Operating lease liabilities	572
Deferred tax liabilities	4,645
Amount due to related parties	29,800
Total liabilities assumed	49,304
Total identifiable net assets acquired	210,131
Preliminary goodwill	833,416

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(3) Acquisition and disposal (continued)

(b)	Acquisition of Real Prospect (continued)

As disclosed in Note 1, prior to the Group’s acquisition of Real Prospect, the Group operated two existing operating segments: the health and wellness products and services segment and the insurance agency segment. Subsequent to the Real Prospect acquisition, the Group completed the deconsolidation of its insurance agency segment in December 2025. Upon completion of the Real Prospect acquisition, a new reporting unit for smart technology and new energy solutions was established as of the acquisition date. No synergistic benefits were recognized from the acquisition. Accordingly, the goodwill arising from the Real Prospect acquisition has been fully allocated to the newly established smart technology and new energy solutions reporting unit, which encompasses all acquired assets and assumed liabilities of Real Prospect. The resulting goodwill is not expected to be deductible for income tax purposes.

The result of operation of aforementioned acquisition has been consolidated by the Group from November 1, 2025. Acquisition-related costs for Real Prospect were approximately RMB265. These were expensed as incurred and are included in general and administrative expenses within the consolidated statement of operations and comprehensive loss.

(c)	Acquisition of Times Good

On January 23, 2026, the Company entered into a transaction agreement to acquire 100% of the equity interests in Times Good. The total purchase price was approximately RMB1.09 billion, consisting of (i) an aggregate 87,400,144 Class A ordinary shares, and (ii) a cash payment of US$26 million (amount not presented in thousands). MAAS completed the acquisition of Times Good on March 31, 2026.

The acquisition of Times Good was accounted for using the acquisition method, and the purchase price allocation was made based on the fair value of the tangible and intangible assets acquired and liabilities assumed at the date of acquisition. The fair values of the identifiable intangible assets acquired were determined using various valuation techniques, including cost approach and income approach. The fair value measurements were primarily based on significant inputs that are not directly observable in the market and are considered Level 3 under the fair value measurements and disclosure framework. Key assumptions include cash flow projections for Times Good and the discount rate applied to those cash flows. Identifiable intangible assets with finite lives are amortized over their useful lives. The carrying value of the other tangible assets acquired and liabilities assumed approximate their fair value. The excess of the consideration transferred over the estimated fair values of the identifiable net assets acquired was recorded as goodwill.

The following is a summary of the fair value of the purchase price and the preliminary allocation of the purchase price to the assets acquired and liabilities assumed:

RMB
Consideration transferred:
Stock consideration	906,152
Cash consideration	179,709
Total fair value of purchase price	1,085,861

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(3) Acquisition and disposal (continued)

(c)	Acquisition of Times Good (continued)

RMB
Assets acquired
Cash and cash equivalents and restricted cash	47,227
Short term investments	10,000
Accounts receivable and contract assets	30,817
Other receivables and current assets	49,142
Inventories	5,943
Property, plant, and equipment, net	981
Intangible asset (Note 2(j) and Note 12)	14,816
- Trademark rights	5,926
- Brands	3,210
- Domain names	5,680
Other non-current assets	156
Right of use asset	907
Total assets acquired	159,989

Liabilities Assumed
Short-term loan	26,300
Accounts payables and contract liabilities	55,192
Other payable and accrued expenses	44,800
Accrued payroll	625
Amount due to related parties	3,003
Operating lease liabilities	822
Deferred tax liabilities	2,222
Long-Term Loan	5,000
Total liabilities assumed	137,964
Total identifiable net assets acquired	22,025
Less: Non-controlling interest of certain subsidiaries of Times Good	531
Preliminary goodwill	1,064,367

As disclosed in Note 1, prior to the acquisition of Times Good, the Group operated two existing operating segments: the health and wellness products and services segment and the smart technology and new energy solutions reporting segment. Upon the acquisition of Times Good, one additional reporting unit for computing power and algorithm solutions was identified as of the acquisition date. The goodwill is primarily attributable to (i) the synergies the Group expects to realise by combining the operations of Times Good with the Group’s existing businesses, including the broadening of the Group’s AI-related products and services; (ii) the assembled workforce of Times Good, including its technical and research and development personnel, which does not qualify for recognition as a separate identifiable intangible asset; and (iii) other future economic benefits that do not meet the criteria for separate recognition, including expected future customer relationships and the Group’s access to growth opportunities in the markets Times Good serves. Accordingly, goodwill recorded in the acquisition is assigned to the applicable reporting units of computing power and algorithm solutions to which the assets and liabilities of Times Good are assigned. The resulted goodwill is not expected to be tax deductible for tax purposes.

The result of operation of aforementioned acquisition has been consolidated by the Group from April 1, 2026. Acquisition-related costs for Times Good were approximately RMB766. These were expensed as incurred and are included in general and administrative expenses within the consolidated statements of operations and comprehensive loss.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(3) Acquisition and disposal (continued)

(d)	Acquisition of Oriental Grove

In January 2026, the Group acquired a 100% equity interest in Oriental Grove, an entity primarily engaged in premium tea products, for total consideration of approximately US$62.4 million (amount not presented in thousands). The Group applied the optional screen test under ASC 805 to evaluate whether the acquisition constitutes a business combination. Substantially all of the fair value of the gross assets acquired is concentrated in a group of similar identifiable assets related to premium tea products. Accordingly, the acquisition was accounted for as an asset acquisition.

(e)	Disposal of other subsidiaries.

During the fiscal year ended June 30, 2026, the Company’s subsidiary AIFU disposed of two agency companies, separately to independent third parties. The total cash consideration amounted to RMB359, of which RMB359 was settled as of December 31, 2025. The Group recognized a loss of RMB30,169 on disposal of these subsidiaries, which was determined by the excess of the net book value of the subsidiaries at the time of disposal over the sales consideration. Since the disposal did not represent any strategic change of the Group’s operation, the disposal was not presented as discontinued operations.

In addition, Huazhi Future, the Group’s consolidated VIE, completed the disposal of two non-core subsidiaries, Chongqing Xinzhichu Education Consulting Co., Ltd. and Hangzhou Infinite Firepower Digital Technology Co., Ltd., engaged in businesses irrelevant to the Group’s primary operating businesses to independent third parties during the fiscal year ended June 30, 2026. The total cash consideration for these disposals amounted to RMB3,000, of which RMB3,000 had been settled as of August 21, 2026. The Group recognized a disposal gain of RMB20,117, upon deconsolidation. The gain represented the sum of cash consideration received and the derecognition of the subsidiaries’ net liabilities at disposal date. These transactions represented divestitures of peripheral businesses and did not trigger any material strategic shift in the Group’s ongoing operating strategy. Therefore, these disposals were not presented as discontinued operations in the accompanying consolidated financial statements.

Acquisition and disposal in the fiscal year ended June 30, 2025

The Group made certain disposals during the fiscal year ended June 30, 2025 as follows:

(a)	Disposal of Fanhua RONS (Beijing) Technology Co., Ltd and Shenzhen Xinbao Investment Management Co., Ltd (“Xinbao Investment”) and its subsidiaries

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

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(3) Acquisition and disposal (continued)

Acquisition and disposal in the fiscal year ended June 30, 2025 (continued)

(b)	Disposal of Fanhua Blueplus Health Management Co., Ltd. (“Blueplus”) and Shenzhen Dianlian Information Technology Co., Ltd. (“Dianlian”）

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

(c)	Disposal of other subsidiaries.

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

Acquisition and disposal in the fiscal year ended June 30, 2024

(a)	Acquisition of AIFU

As disclosed in Note 1, on December 31, 2023, the Company acquired 50.10% of AIFU’s equity interests through issuing an aggregate of 284,113,314 ordinary shares of the Company (equivalent to 3,156,815 Class A ordinary shares giving effect to the 1-for-90 reverse share split effected on June 23, 2025) in exchange for an aggregate of 568,226,628 ordinary shares (equivalent to 71,029 Class A ordinary shares giving effect to AIFU’s 1-for-400 reverse share split effected on May 21, 2025 and 1-for-20 reverse share split effected on June 16, 2026) of AIFU beneficially owned by the Selling Shareholders of AIFU (“Share Exchange Transaction”). Although AIFU is larger in size, and the Selling Shareholders of AIFU held more than 50% equity interest in the Group after the Share Exchange Transaction, none of the individual Selling Shareholders of AIFU holds controlling financial interests in the Group, and nor do they act-in-concert. Management considered all factors and determined that, the Company obtained control of AIFU and was therefore considered the accounting acquirer in this business combination transaction (see details in Note 1). The total purchase price consisted of stock.

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

Acquisition and disposal in the fiscal year ended June 30, 2024 (continued)

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

The following is a summary of the fair value of the purchase price and the final allocation of the purchase price to the assets acquired and liabilities assumed:

RMB
Consideration transferred	1,341,422
Add: Non-controlling interest	1,336,190
Total fair value of purchase price	2,677,612

Assets acquired	RMB
Cash and cash equivalents and restricted cash	601,925
Short term investments	928,270
Accounts receivable and contract assets	1,350,421
Other receivables and current assets	231,853
Property, plant, and equipment, net	91,659
Intangible asset (Note 2(h) and Note 10)	468,832
- Software	91,178
- Non-compete agreements	8,175
- Agent resources	137,944
- Insurance broker licenses	89,071
- Trademark rights	142,464
Deferred tax assets	40,735
Other non-current assets	235,752
Right of use asset	136,056
Total assets acquired	4,085,503

Liabilities Assumed
Short-term loan	164,300
Accounts payables and accrued commissions	806,770
Other payable and accrued expenses	183,187
Accrued payroll	93,697
Income tax payable	100,260
Operating lease liabilities	128,475
Deferred tax liabilities	251,780
Other liabilities	82,686
Total liabilities assumed	1,811,155
Total identifiable net assets acquired	2,274,348
Less: Non-controlling interest of certain subsidiaries of AIFU	(266,255)
Goodwill	669,519

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(3) Acquisition and disposal (continued)

Acquisition and disposal in the fiscal year ended June 30, 2024 (continued)

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

Pro forma financial information

The following is the pro forma information as if the business acquisition occurred on July 1, 2023. For the business acquisition depreciation and amortization have been included in the calculation of the pro forma information provided below, based on the results of purchase price allocation. Depreciation is computed on the straight-line method over the estimated remaining economic lives of the assets, ranging from three to thirty-six years. Amortization is computed on the straight-line method over the estimated useful lives of the assets ranging from three to twenty years.

This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on July 1, 2023, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

Year Ended June 30, 2024
RMB
Total net revenues	2,419,634
Loss from operations	(453,560)
Net loss	(397,718)
Net loss attributable to the Company’s shareholders	(250,192)

(4) Discontinued operations

(a)	Disposal of Puyi Group Limited and its subsidiaries

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

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4) Discontinued operations (continued)

(a)	Disposal of Puyi Group Limited and its subsidiaries (continued)

In September 2025, the Company entered into an agreement with a third party to dispose of 100% equity interests in Puyi Group Limited, together with all equity interests in subsidiaries directly or contractually controlled by Puyi Group, or collectively, the Disposed Puyi Group, for a total cash consideration of RMB70,000. The Disposed Puyi Group historically constituted the Group’s wealth management segment, over which the Group exercised control through equity ownership or contractual agreement. Accordingly, the Group deconsolidated the Disposed Puyi Group with effect from September 30, 2025, and no longer conducts any material operations in the wealth management business.

The Company’s sales of the Disposed Puyi Group represented a strategic business shift having a major effect on the Group’s operations and financial results. The results of operations for the Disposed Puyi Group are presented as discontinued operations on the consolidated statements of operations and comprehensive loss, and assets and liabilities are reflected as “Assets and Liabilities of Discontinued Operations” on the consolidated balance sheets for all periods presented. Amounts for all periods discussed below reflect the results of operations, financial condition and cash flows from the Company’s continuing operations, unless otherwise noted.

On September 30, 2025, the Group calculated a loss resulting from such disposition as follows. Reconciliation of the carrying amounts of the major classes of assets and liabilities from the discontinued operations in the consolidated balance sheets as of September 30, 2025 is as follow.

RMB
Consideration	70,000

As of September 30, 2025
RMB
Assets
Cash and cash equivalents and restricted cash	10,501
Accounts receivable	8,423
Other receivables	2,533
Other current assets	3,412
Loan receivables, net	91,116
Property, plant, and equipment, net	253
Intangible asset	669
Other non-current assets	948
Right of use asset	3,570
Total assets	121,425

Liabilities
Accounts payables	2,568
Accrued payroll	1,310
Other payable and accrued expenses	30,453
Operating lease liabilities	3,627
Other tax liabilities, non-current	4,460
Total liabilities	42,418
Total net assets of the Disposed Puyi Group	79,007
Net assets of the Disposed Puyi Group contributable to the Group	79,007
Loss on disposal of the Disposed Puyi Group	(9,007)

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4) Discontinued operations (continued)

(a)	Disposal of Puyi Group Limited and its subsidiaries (continued)

The assets and liabilities for discontinued operations of the Disposed Puyi Group comprised the following items as of June 30, 2025:

As of June 30, 2025
RMB
Current assets for discontinued operations
Cash and cash equivalents and restricted cash	8,434
Accounts receivable and contract assets	10,617
Other receivables	54,519
Other current assets	3,697
Total current assets	77,267
Non-current assets for discontinued operations
Property, plant, and equipment, net	98
Intangible assets,net	846
Other non-current assets	947
Right of use asset	3,888
Total non-current assets	5,779
Total assets	83,046

Current liabilities for discontinued operations
Accounts payable	2,362
Accrued payroll	2,299
Other payable and accrued expenses	1,617
Current operating lease liabilities	1,257
Total current liabilities	7,535

Non-current liabilities for discontinued operations
Non-current operating lease liabilities	2,646
Other tax liabilities,non-current	4,460
Total non-current liabilities	7,106
Total liabilities	14,641
Total net assets of the Disposed Puyi Group	68,405

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4) Discontinued operations (continued)

(a)	Disposal of Puyi Group Limited and its subsidiaries (continued)

Reconciliation of the major classes of losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the fiscal years ended June 30, 2024, 2025 and 2026 is as follow:

	Year Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Major classes of line items constituting pre-tax profit of discontinued operations
Net revenues	62,148	53,055	9,483
Operating costs	(17,030)	(6,256)	(1,172)
Selling expenses	(17,814)	(8,574)	(198)
General and administrative expenses	(537,217)	(342,083)	(7,978)
Investment income	523	461	-
Interest income, net	8,474	9,213	2,415
Gain or loss from fair value changes	-	152	-
Others, net	(2,021)	(92,867)	(1,395)
Gain(loss) from discontinued operations, before income tax	(502,937)	(386,899)	1,155
Income tax (expense) benefit	(6,286)	112,757	-
Net (loss) income from discontinued operations	(509,223)	(274,142)	1,155

The condensed cash flows of the Disposed Puyi Group were as follows for the fiscal years ended June 30, 2024, 2025 and 2026:

	Year Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Net cash (used in) generated from operating activities	24,906	(3,060)	2,579
Net cash used in investing activities	(92,314)	(82,780)	(244)
Net cash used in financing activities	-	-	-

	Year Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Significant non-cash operating items:
Depreciation and amortization	1,853	1,082	204
Provision for allowance for credit losses on financial assets	6,821	42,319	-
Compensation expenses associated with stock options	-	41,370	-
Loss on disposal of property and equipment	(110)	(169)	-
Loss on disposal of subsidiaries	-	-	(2,492)
Significant investing activities:
Purchase of property, plant and equipment	(82)	(93)	(183)
Proceeds from disposal of property and equipment	228	340	-
Purchase of short term investments	(128,200)	(99,755)	-
Proceeds from disposal of short term investments	130,739	103,516	-
Cash paid for loan receivables to a third party	(110,000)	(92,000)	-
Cash received for loan receivables from a third party	15,000	20,000	-

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4) Discontinued operations (continued)

(b)	Deconsolidation of AIFU

In December, 2025, AIFU Inc. completed the issuance of its 250,000 class B ordinary shares (after giving effect to its 20-for-1 share consolidation on June 16, 2026) to a third party. Following this issuance, the Company’s aggregate beneficial ownership of the total outstanding shares of AIFU Inc. was diluted to approximately 7.85%, and the Company’s aggregate voting power was diluted to approximately 16.75%. As a result of the AIFU reorganization, the Group no longer holds the controlling financial interest in AIFU Inc and its subsidiaries, or the Deconsolidated AIFU Group. Accordingly, the Deconsolidated AIFU Group was deconsolidated from the Group as of December 22, 2025 and the Group no longer conducts any material operations in the insurance agency business (such transaction, the “Deconsolidation”). The Group’s consolidated statement of operations for the fiscal year ended June 30, 2026 therefore includes six months of activity related to AIFU prior to the Deconsolidation. Any discussions related to results, operations, and accounting policies associated with AIFU are referring to the periods prior to the Deconsolidation. Upon Deconsolidation, the Group recognized a loss of approximately RMB8,187, which is recorded within net Income (loss) from discontinued operations, net of tax in the Group’s consolidated statements of operations for the fiscal year ended June 30, 2026. Subsequent to the Deconsolidation, the Group’s equity ownership interest in AIFU was measured at fair value through profit or loss.

The Deconsolidation of AIFU meet the discontinued operation criteria as it represented a strategic shift that has a major effect on the Group’s financial results. The results of operations for the Deconsolidated AIFU Group are presented as discontinued operations on the consolidated statements of operations and comprehensive loss, and assets and liabilities are reflected as “Assets and Liabilities of Discontinued Operations” on the consolidated balance sheets for all periods presented. Amounts for all periods discussed below reflect the results of operations, financial condition and cash flows from the Company’s continuing operations, unless otherwise noted.

Reconciliation of the carrying amounts of the major classes of assets and liabilities from the discontinued operations in the consolidated balance sheets as of December 22, 2025 is as follow.

RMB
AIFU stock fair value on December 22, 2025	29,362
Historical cost of the Company’s equity interest in AIFU	325,765

At date of deconsolidation
RMB
Assets
Cash and cash equivalents and restricted cash	50,256
Short term investments	5,196
Accounts receivable and contract assets,net	813,404
Other receivables, net	288,339
Other current assets	14,809
Amount due from a related party	13,252
Property, plant, and equipment, net	62,876
Right of use asset	33,589
Deferred tax assets	8,902
Other non-current assets	237,475
Total assets	1,528,098

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4) Discontinued operations (continued)

(b)	Deconsolidation of AIFU (continued)

	At date of deconsolidation
	RMB
Liabilities
Short-term loan	56,000
Accounts payables and accrued commissions	487,590
Accrued payroll	17,940
Other payable and accrued expenses	184,722
Operating lease liabilities	30,771
Income tax payable	67,020
Tax liabilities	25,701
Deferred tax liabilities	187,218
Total liabilities	1,056,962
Total net assets of the Deconsolidated AIFU Group	471,136
Less: Non-controlling interest of the Deconsolidated AIFU Group	(7,384)
Net assets of the Deconsolidated AIFU Group contributable to the Group	478,520
Loss on disposal of the Deconsolidated AIFU Group	(8,202	)*

*	The actual loss on disposal of the Deconsolidated AIFU Group was RMB8,187. The variance is attributable to: (1) the shareholding ratio was rounded to 7.85%, whereas additional decimal places exist in the actual figure; and (2) the net assets were rounded to the nearest thousand.

The assets and liabilities for discontinued operations of the Deconsolidated AIFU Group comprised the following items as of June 30, 2025:

As of June 30, 2025
RMB
Current assets for discontinued operations
Cash and cash equivalents and restricted cash	80,301
Short term investments	543,846
Accounts receivable and contract assets, net	290,972
Other receivables, net	1,154,873
Other current assets	19,793
Total current assets	2,089,785
Non-current assets for discontinued operations
Restricted bank deposit - non-current	16,338
Accounts receivable, net - non current	612,918
Property, plant, and equipment, net	70,432
Deferred tax assets	9,407
Other non-current assets	391,617
Right of use asset	58,070
Total non-current assets	1,158,782
Total assets	3,248,567

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4) Discontinued operations (continued)

(b)	Deconsolidation of AIFU (continued)

As of June 30, 2025
RMB
Current liabilities for discontinued operations
Short-term loan	82,050
Accounts payable and accrued commissions	214,226
Other payable and accrued expenses	148,981
Income taxes payable	77,305
Accrued payroll	10,894
Current operating lease liabilities	28,013
Other current liabilities	34
Total current liabilities	561,503

Non-current liabilities for discontinued operations
Other tax liabilities - non-current	25,700
Non-current operating lease liability	27,278
Accrued commissions – non-current	339,481
Deferred income tax liabilities	204,310
Total non-current liabilities	596,769
Total liabilities	1,158,272
Total net assets of the Deconsolidated AIFU Group	2,090,295

Reconciliation of the major classes of losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the fiscal years ended June 30, 2024, 2025 and 2026 is as follow:

	Year Ended June 30,
	2024	2025	2026
Major classes of line items constituting pre-tax profit of discontinued operations	RMB	RMB	RMB
Net revenues	901,064	728,162	259,121
Operating costs	(551,246)	(391,102)	(139,733)
Selling expenses	(58,919)	(68,547)	(37,484)
General and administrative expenses	(238,686)	(371,523)	(113,162)
Impairment loss	-	(277,180)	-
Gain/(loss) on disposal of subsidiaries	-	902,398	(122,919)
Net loss from fair value change	(73,761)	(22,698)	(7,016)
Investment income	21,493	27,041	34,458
Interest income, net	7,257	18,935	12,084
Others, net	(292)	(489,064)	(1,693,651)
Gain(loss) from discontinued operations, before income tax	6,910	56,422	(1,808,302)
Income tax benefit/(expenses)	(7,239)	(93,114)	4,380
Share of loss of affiliates	(1,218)	(3,834)	-
Net loss income from discontinued operations	(1,547)	(40,526)	(1,803,922)

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4) Discontinued operations (continued)

(b)	Deconsolidation of AIFU (continued)

The condensed cash flows of the Disposed AIFU Group were as follows for the fiscal years ended June 30, 2024, 2025 and 2026:

	Year Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Net cash (used in) generated from operating activities	49,013	101,025	(17,758)
Net cash used in investing activities	(314,487)	(220,836)	(6,971)
Net cash used in financing activities	(71,659)	(65,739)	(25,977)

	Year Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Significant non-cash operating items:
Depreciation and amortization	14,081	15,833	2,893
Provision for allowance for credit losses on financial assets	6,060	533,015	1,685,332
Impairment of goodwill and intangible assets	-	277,180	-
Loss (gain) on disposal of property, plant and equipment	1,307	1,160	(5,422)
Loss (gain) on disposal of subsidiaries	(329)	(907,022)	30,169
Significant investing activities:
Purchase of property, plant and equipment	(3,674)	(2,154)	(2,266)
Proceeds from disposal of property and equipment	(27)	1,914	12,323
Proceeds from disposal of an investment	-	-	11,629
Purchase of short term investments	(1,431,780)	99,430	(16,387)
Proceeds from disposal or redemption upon maturities of short term investments	1,732,056	(55,805)	3,155
Disposal of subsidiaries, net of cash disposed	(12,761)	(168,700)	(12,104)
Cash paid for loan receivables to a third party	(728,800)	(96,000)	-
Cash received for loan receivables from a third party	130,500	10,500	-
Significant financing activities:
Proceeds from bank and other borrowings	98,375	36,601	74,000
Repayment of bank and other borrowings	(164,300)	(52,926)	(100,050)

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4) Discontinued operations (continued)

(c)	Disposal of Meidiya and its subsidiaries

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

In January 2025, the Group’s subsidiary AIFU disposed of 100% equity interests in Guangdong Meidiya Investment Co., Ltd. (“Meidiya”) to a third party for cash consideration of RMB 30,240. Meidiya holds approximately 44.7% of the equity interests of Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd. (“FHISLA”) and its subsidiaries (collectively referred to as the “Disposed Adjusting Group”). The Disposed Adjusting Group historically constituted the Group’s claims-adjusting segment, over which the Group exercised control through a series of act-in-concert arrangements. Accordingly, the Group deconsolidated the Disposed Adjusting Group with effect from January 1, 2025 and no longer conduct any material operations in the claims-adjusting business. Concurrently, the act-in-concert arrangements among Meidiya and the other shareholders of FHISLA were mutually terminated by all parties effective February 1, 2025.

The Company’s sales of the Disposed Adjusting Group represented a strategic business shift having a major effect on the Group’s operations and financial results. The results of operations for the Disposed Adjusting Group are presented as discontinued operations on the consolidated statements of operations and comprehensive loss, and assets and liabilities are reflected as “Assets and Liabilities of Discontinued Operations” on the consolidated balance sheets for all periods presented. Amounts for all periods discussed below reflect the results of operations, financial condition and cash flows from the Company’s continuing operations, unless otherwise noted.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4) Discontinued operations (continued)

(c)	Disposal of Meidiya and its subsidiaries (continued)

On January 1, 2025, the Group calculated a loss resulting from such disposition as follows:

Reconciliation of the carrying amounts of the major classes of assets and liabilities from the discontinued operations in the consolidated balance sheets as of January 1, 2025 is as follow.

RMB
Consideration	30,240

As of January 1, 2025
Assets	RMB
Cash and cash equivalents and restricted cash	88,579
Short term investments	52,025
Accounts receivable	85,721
Other receivables	50,668
Other current assets	9,211
Property, plant, and equipment, net	7,306
Goodwill	126,941
Other non-current assets	6,237
Right of use asset	14,032
Total assets	440,720

Liabilities
Other payable and accrued expenses	130,551
Accrued payroll	41,846
Income tax payable	10,104
Operating lease liabilities	13,538
Deferred tax liabilities	3,929
Total liabilities	199,968
Total net assets of the Disposed Adjusting Group	240,752
Less: Non-controlling interest of the Disposed Adjusting Group	(86,801)
Net assets of the Disposed Adjusting Group contributable to the Group	153,951
Loss on disposal of the Disposed Adjusting Group	(123,711)

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4) Discontinued operations (continued)

(c)	Disposal of Meidiya and its subsidiaries (continued)

The assets and liabilities for discontinued operations of the Disposed Adjusting Group comprised the following items as of June 30, 2024:

As of June 30, 2024
RMB
Current assets for discontinued operations
Cash and cash equivalents and restricted cash	75,407
Short term investments	10,015
Accounts receivable and contract assets	84,759
Other receivables	15,443
Other current assets	9,430
Total current assets	195,054
Non-current assets for discontinued operations
Restricted bank deposit - non-current	1,527
Property, plant, and equipment, net	7,195
Goodwill	126,941
Deferred tax assets	5,000
Other non-current assets	6,619
Right of use asset	17,038
Total non-current assets	164,320
Total assets	359,374

Current liabilities for discontinued operations
Other payable and accrued expenses	10,198
Accrued payroll	37,980
Current operating lease liabilities	6,962
Income tax payable	7,840
Total	62,980

Non-current liabilities for discontinued operations
Non-current operating lease liability	9,098
Deferred tax liabilities	1,555
Other liabilities	3,923
Total	14,576
Total liabilities	77,556
Total net assets of the Disposed Adjusting Group	281,818

As refer to Note 1, the Group started to consolidate AIFU’ s financial statement since December 31, 2023. The financial statements for the fiscal year ended June 30, 2023 did not include any profits and cash flows of AIFU. Consequently, the Disposed Adjusting Group is not reflected in the financial statements for that period.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(4) Discontinued operations (continued)

(c)	Disposal of Meidiya and its subsidiaries (continued)

The condensed cash flows of Disposed Adjusting Group were as follows for the fiscal year ended June 30, 2024 and 2025:

	Years ended June 30,
	2024	2025
	RMB	RMB
Net cash (used in) generated from operating activities	(16,087)	4,653
Net cash (used in) generated from investing activities	44,252	(43,798)
Net cash (used in) generated from financing activities	(29,500)	52,318

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

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(5) Short-term investments

	As of June 30,
	2025	2026
	RMB	RMB
Short-term investments	4,255	36,872
Total	4,255	36,872

As of June 30, 2025, short-term investments represent the equity interests in BGM Group Ltd., which is disposed during fiscal year 2026. As of June 30, 2026, short-term investments primarily consist of equity interests in AIFU Group and wealth management products issued by banks. These investments are classified as financial assets measured at fair value through profit or loss. No impairment loss on short-term investments was identified for the fiscal years ended June 30, 2025 and 2026, respectively.

(6) Other Receivables, net

Other receivables, net consist of the following:

	As of June 30,
	2025	2026
	RMB	RMB
Consideration receivable disposal of an investment (i)	24,854	86,041
Receivables from sales recognized on a net basis	-	26,877
Receivables from corporations and individuals (ii)	-	5,000
Consideration receivable from share issuance (iii)	4,298	-
Deposits (iv)	-	1,157
Advances to staff	-	704
Others	284	156
Sub-total	29,436	119,935
Less: allowance for credit losses	-	8
Total other receivables, net	29,436	119,927

(i)	The balance as of June 30, 2025, represents the receivable from the disposal of the Company’s equity investment in AIFU Inc. As of June 30, 2026, the balance represents: (a) the receivables from the disposals of the Puyi Group and ordinary shares of AIFU; and (b) the receivables from the disposal of a subsidiary, Chongqing Xinzhichu Education Consulting Co., Ltd. These amounts were settled in full by October 2026.

(ii)	Amounts represent the interest-free intercompany loans due from other corporations and individuals, approximately 54% of which were settled by October 2026.

(iii)	Amounts represent the receivable from certain investors in connection with a private placement of Class B ordinary shares. The consideration was subsequently settled in full in July 2025.

(iv)	Amounts represent the various types of operating deposits, including security deposits related to business transactions and rental arrangements, primarily arising from Times Good’s daily operation.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(7) Inventories, net

Inventories, net consist of the following:

	As of June 30,
	2025	2026
	RMB	RMB
Raw material	-	3,290
Goods in transit	-	99
Finished Goods	-	436,327
Ginseng	-	1,969,881
Inventory write-down	-	(183)
Total	-	2,409,414

For the fiscal years ended June 30, 2025 and 2026, the Group recognized inventories write-down of nil and RMB57 in cost of revenue, respectively. The Group maintains an allowance for inventory obsolescence to reflect losses for slow-moving, obsolete or excess inventories. Inventories are reviewed periodically, and write-downs are recorded within cost of goods sold when carrying value exceeds estimated net realizable value. When impaired inventories are subsequently sold or scrapped, the related allowance is utilized to reduce the gross carrying amount of such inventories.

The movement of allowance for inventory obsolescence for the year is as follows:

	Raw material	Goods in transit	Contract fulfillments costs	Finished Goods	Ginseng	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Opening allowance, beginning of year	-	-	-	-	-	-
Business combination	126	-	-	-	-	126
Inventory write-down recognized in COGS	-	-	-	57	-	57
Closing allowance, end of year	126	-	-	57	-	183

(8) Investments in affiliates

Investments in affiliate consist of the following:

	As of June 30,
	2025	2026
	RMB	RMB
Qingdao Huiju Laixi Intelligent Technology Co., Ltd.	-	103,895
Yanbense Food Technology (Shenzhen) Co., Ltd.	-	239
Less: impairment loss of equity-method investment	-	239
Total	-	103,895

As of June 30, 2026, investments in affiliates primarily consist of the Group’s 49% equity interest in Qingdao Huiju Laixi Intelligent Technology Co., Ltd. and 40% equity interest in Yanbense Food Technology (Shenzhen) Co., Ltd., which are accounted for using the equity method. The Group recorded an investment loss of nil and an investment loss of RMB10,354 in share of loss of affiliates in the consolidated statement of operations and comprehensive loss for the fiscal years ended June 30, 2025 and 2026, respectively. Impairment loss of RMB239 has been recorded on the investments accounted for under equity method for the fiscal year ended June 30, 2026, while no impairment was recorded for the fiscal year ended June 30, 2025.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(9) Other current assets

Other current assets consist of the following:

	As of June 30,
	2025	2026
	RMB	RMB
Prepaid operating costs (i)	-	20,937
Prepaid miscellaneous daily expenses	430	1,364
Excess input value-added tax (“VAT”) credits (ii)	-	4,816
Total	430	27,117

(i)	Amount primarily represents the prepaid external computing or server costs arising from Times Good’s operation.

(ii)	Amount represents VAT already paid or borne by the Group’s PRC entities that are qualified as general VAT taxpayers on the goods purchased which will be utilized to offset against future output VAT when calculating the VAT payable. The VAT balance is recorded either in other current liabilities or other current assets on the consolidated balance sheets.

(10) Property, Plant and Equipment, net

Property, plant and equipment, net, comprise of the following:

	As of June 30,
	2025	2026
	RMB	RMB
Building	-	9,667
Charging piles and robots	-	6,951
Machinery and equipment	-	2,719
Motor vehicles	-	1,749
Electronic equipment		914
Office equipment, furniture and fixtures	-	91
Sub-total	-	22,091
Accumulated depreciation	-	(4,999)
Total	-	17,092

Depreciation expenses charged were nil and RMB1,680 for the fiscal years ended June 30, 2025 and 2026, respectively.

No impairment for property, plant and equipment was recorded for the fiscal years ended June 30, 2025 and 2026.

(11) Goodwill, net

In August 2025, the Company issued 195,894,609 Class A ordinary shares to the sellers of Carve Group in exchange for 100% of the equity interest in Carve Group. This acquisition was accounted for under the acquisition method and the company recognized a preliminary goodwill amounting to RMB120,381 accordingly, see Note 3 for details.

In October 2025, the Company issued 98,002,174 Class A ordinary shares to the sellers of Real Prospect in exchange for 100% of the equity interest in Real Prospect. This acquisition was accounted for under the acquisition method and the company recognized a preliminary goodwill amounting to RMB833,416 accordingly, see Note 3 for details.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(11) Goodwill, net (continued)

In March 2026, the Company issued 87,400,144 Class A ordinary shares to the sellers of Times Good in exchange for 100% of the equity interest in Times Good. This acquisition was accounted for under the acquisition method and the company recognized a preliminary goodwill amounting to RMB1,064,367 accordingly, see Note 3 for details.

The gross amount of goodwill and accumulated impairment losses by reporting unit as of June 30, 2025 and 2026 are as follows:

	computing power and algorithm solutions	smart technology and new energy solutions	health and wellness products and services	Total
	RMB	RMB	RMB	RMB
Gross as of June 30, 2025	-	-	-	-
Addition for business combination (Note 3(a))	1,064,367	833,416	120,381	2,018,164
Gross as of June 30, 2026	1,064,367	833,416	120,381	2,018,164
Accumulated impairment loss as of June 30, 2025	-	-	-	-
Impairment loss	-	-	-	-
Accumulated impairment loss as of June 30, 2026	-	-	-	-
Net as of June 30, 2025	-	-	-	-
Net as of June 30, 2026	1,064,367	833,416	120,381	2,018,164

The Group performs goodwill impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying value of a reporting unit likely exceeds its fair value. This involves estimating the fair value of the reporting units using discounted cash flow models and the key assumptions used in the valuation models include forecasted revenue growth rates, forecasted operating margins and the discount rate. No impairment was identified and recorded for fiscal year ended June 30, 2026.

(12) Intangible assets, net

Intangible assets, net, are comprised of the following:

	As of June 30,
	2025	2026
	RMB	RMB
Trademark right	-	43,105
Software Copyright	-	37,200
Patent right	-	27,471
Domain names	-	5,680
Brands	-	3,210
Customer Relations and Sales Channels	-	3,954
Supply Chain and Production Qualifications	-	1,905
Scientific Research Collaboration and Intellectual Property Coordination	-	1,631
Forest land use right	-	333
Total	-	124,489
Less: Accumulated amortization	-	9,153
Intangible asset, net	-	115,336

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(12) Intangible assets, net (continued)

As disclosed in in Note 3(a), the recognized intangible assets including software copyright, patent, trademark rights, customer relations and sales channels, scientific research collaboration and intellectual property coordination, and supply chain and production qualifications amounting to RMB122,843 in the aggregate were acquired through three business combination transaction during the fiscal year ended June 30, 2026 and were individually measured at their respective fair values as of the acquisition date.

The Group performs annual intangible assets impairment test at each year end. There was no impairment charges for intangible assets recorded for the fiscal year ended June 30, 2026 and 2025.

Amortization expenses for intangible assets recognized for the fiscal years ended June 30, 2025 and 2026 were nil and RMB8,914, respectively.

(13) Leases

The Group’s leases for office space, manufacturing plants and staff dormitory include only fixed rental payments with no variable lease payment terms. As of June 30, 2025 and 2026, there were no leases that have not yet commenced.

The lease of manufacturing plants with a related party, Qingdao Jiutian Lanyue New Energy Technology Co., Ltd., has a term of 36 months, effective from 8 May 2025 to 7 May 2028.

The following represents the aggregate right of use assets and related lease liabilities as of June 30, 2025 and 2026:

	As of June 30,
	2025	2026
	RMB	RMB
Right of use assets-related party	-	221
Right of use assets-third party	-	2,563
Right of use assets	-	2,784

lease liabilities -related party	-	118
lease liabilities -third party	-	2,556
Total lease liabilities	-	2,674

Current lease liabilities	-	1,197
Non-current lease liabilities	-	1,477
Total lease liabilities	-	2,674

The weighted average lease term and discount rate as of June 30, 2025 and 2026 were as follows:

	As of June 30,
	2025	2026
Weighted average lease term in years:
Operating leases	-	3.16
Weighted average discount rate:
Operating leases	-	4.51%

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(13) Leases (continued)

The components of lease expenses for the fiscal years ended June 30, 2025 and 2026 were as follows:

	Years ended June 30,
	2025	2026
	RMB	RMB
Operating lease expense	-	500
Short term lease expense	-	11
Total	-	511

The following table provides maturities of lease liabilities as of June 30, 2026:

Minimum Lease Payment
RMB
Year ending June 30:
2027	1,280
2028	835
2029	326
2030	241
2031	127
Thereafter	30
Total remaining undiscounted lease payments	2,839
Less: Interest	165
Total present value of lease liabilities	2,674
Less: Current operating lease liabilities	1,197
Non-current operating lease liabilities	1,477

(14) Variable Interest Entities (“VIEs”)

Termination of the Former VIE Agreements

Foreign ownership of certain parts of the Group’s businesses including fund management services was subject to restrictions under current PRC laws and regulations. The Company is a Cayman Islands company and the government of the Cayman Islands has not entered into a memorandum of understanding on bilateral regulatory cooperation with the China Securities Regulatory Commission (the “CSRC”). Accordingly, the Company was not eligible to conduct the fund management business by directly establishing a foreign-invested fund management company. To comply with PRC laws and regulations and utilize the ability in providing fund management services, the Group conducted its business activities through the VIE, Puyi Bohui, in which the Group owned 0.96% equity interests, and its subsidiaries in China. This structure was dissolved in September 2025 upon the disposal of the Group’s wealth management segment, which included the sale of Puyi Consulting, Puyi Bohui, and its subsidiaries, and the termination of all related contractual arrangements.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(14) Variable Interest Entities (“VIEs”) (continued)

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

The following is a summary of the contractual agreements that the Group, through the WFOEs, entered into with the consolidated VIEs. The WFOEs referred to herein are (i) Puyi Enterprises Management Consulting Co., Ltd., (ii) Fanhua Insurance Sales Service Group Company Limited, and (iii) Beijing Fanlian Investment Co., Ltd.

Former VIE Agreements that Provided the Group Effective Control over Puyi Bohui, Xinbao Investment and Fanhua RONS Technologies

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

The relevant Nominee Shareholders of these PRC domestic companies entered into an equity interest pledge agreement, pledging all of their respective equity interests in these PRC domestic companies as collateral to ensure that these PRC domestic companies fully performed their obligations under the Exclusive Technical and Consulting Services Agreement, Exclusive Option Agreement and Loan Agreement, including the payment of technology and consulting service fees and repayment of the loan and the accrued interests to the WFOEs. The Nominee Shareholders also agreed not to transfer or create any encumbrances adverse to the WFOEs on their equity interests in these PRC domestic companies. During the term of the equity pledge agreement, the WFOEs were entitled to all the dividends declared on the pledged equity interests. The agreement became effective upon registration with relevant administration for industry and commerce (the “AIC”) and remained in effect until all of the obligations of these PRC domestic companies under the Exclusive Technical and Consulting Services Agreement, Exclusive Option Agreement and Loan Agreement had been duly performed or terminated. These obligations, and consequently the pledge agreement itself, were terminated in December 2024 and September 2025, respectively in connection with the disposal of the relevant entities.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(14) Variable Interest Entities (“VIEs”) (continued)

●	Power of Attorney

Relevant Nominee Shareholders of these PRC domestic companies irrevocably authorized the WFOEs to exercise the rights related to their shareholdings, including attending shareholders’ meetings and voting on their behalf on all matters, including but not limited to matters related to the transfer, pledge or disposition of their respective equity interests in these PRC domestic companies, and appointment of the executive directors and senior management of these PRC domestic companies. The WFOEs had the right to appoint any individual or entity to exercise the power of attorney on its behalf. until the shareholder ceased to hold any equity interest in these PRC domestic companies. These power of attorney were for ten years but were terminated in connection with the disposal of the relevant entities in December 2024 and September 2025, respectively, at which point the nominee shareholders ceased to hold their equity interests in these companies.

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

(14) Variable Interest Entities (“VIEs”) (continued)

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

Summarized below is the information related to the consolidated VIEs, including total assets, total current liabilities, total liabilities, net revenues, total operating costs and expenses, net income (loss) and cash flows after intercompany elimination are as follows:

As of June 30, 2025
RMB
Total assets	119,599
Total current liabilities	32,212
Total liabilities	39,158

	Year Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Net revenues	144,024	146,160	9,485
Operating costs and expenses	(170,787)	(167,203)	(7,566)
Net (loss) income	(37,038)	(4,338)	2,277

	Year Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Net cash (used in) generated from operating activities	(69,861)	(4,413)	8,085
Net cash generated from/(used in) investing activities	44,413	(42,233)	(183)
Net cash generated from/(used in) financing activities	(20,137)	32,375	-
Net increase/(decrease) in cash, cash equivalents and restricted cash	(45,585)	(14,271)	7,902

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(14) Variable Interest Entities (“VIEs”) (continued)

New VIE Agreements

PRC laws, regulations, and rules also restrict and impose conditions on direct foreign investment in value-added telecommunication services, and therefore, the Group operated the computing power and algorithm solutions business through its new consolidated VIEs, namely Huazhi Future, and its subsidiaries. The Company, through Huazhixing, entered into a series of contractual arrangements with Huazhi Future and its respective Nominee Shareholders (the “Huazhi VIE Arrangements”) in February 2026, as supplemented in June 2026, that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of Huazhi Future and its subsidiaries (collectively, the “Huazhi VIEs”), and (2) receive the economic benefits of Huazhi VIEs that could be significant to the Huazhi VIEs. Accordingly, Huazhixing was considered the primary beneficiary of the Huazhi VIEs and had consolidated the Huazhi VIE and the VIE’s subsidiaries’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements.

The following is a summary of the contractual agreements that the Group, through the WFOE, entered into with the consolidated VIEs. The WFOEs referred to herein is Huazhixing.

Contracts that give the Company effective control of the VIE

●	Equity Pledge Agreement

Under the Equity Pledge Agreement, as supplemented, between Huazhixing, Huazhi Future and the Huazhi Future Shareholders, the Huazhi Future Shareholders pledged all of their equity interests in Huazhi Future to Huazhixing to guarantee the performance of Huazhi Future’s obligations under the Exclusive Business Cooperation Agreement and of Huazhi Future’s and the Huazhi Future Shareholders’ obligations under the Exclusive Call Option Agreement and the Huazhi Future Shareholders’ debts under any loans from Huazhixing. Under the terms of the Equity Pledge Agreement, in the event that Huazhi Future or the Huazhi Future Shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, Huazhixing, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Huazhi Future Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, Huazhixing is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Huazhi Future Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice Huazhixing’s interest.

The Equity Pledge Agreement is effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Huazhi Future. Huazhixing shall cancel or terminate the Equity Interest Pledge Agreement upon Huazhi Future’s full payment of fees payable under the Exclusive Business Cooperation Agreement.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of Huazhi Future’s obligations under the Exclusive Business Cooperation Agreement, (2) ensure that the Huazhi Future Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice Huazhixing’s interests without Huazhixing’s prior written consent, and (3) provide Huazhixing control over Huazhi Future. In the event Huazhi Future breaches its contractual obligations under the Exclusive Business Cooperation Agreement, Huazhixing will be entitled to foreclose on the Huazhi Future Shareholders’ equity interests in Huazhi Future and may (1) exercise its option to purchase or designate third parties to purchase part or all of its equity interests in Huazhi Future and Huazhixing may terminate the VIE Agreements after acquisition of all equity interests in Huazhi Future or form a new VIE structure with the third parties designated by Huazhixing; or (2) dispose of the pledged equity interests and be paid in priority out of proceeds from the disposal in which case the VIE structure will be terminated.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(14) Variable Interest Entities (“VIEs”) (continued)

●	Exclusive Option to Purchase Agreement

Under the Exclusive Call Option Agreement, the Huazhi Future Shareholders irrevocably granted Huazhixing (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Huazhi Future. The option price is the lowest price permitted by PRC law at the time of exercise, subject to adjustment on the basis of any appraisal required by the relevant authorities. As of the date of this report, if Huazhixing exercised such option, the total option price that would be paid to all of the Huazhi Future Shareholders would be the lowest amount allowed by law.

Under the Exclusive Call Option Agreement, Huazhixing may at any time under any circumstances, purchase, or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the Huazhi Future Shareholders’ equity interests in Huazhi Future. The Share Disposal and Exclusive Option to Purchase Agreement, together with the Equity Pledge Agreement, Exclusive Business Cooperation Agreement, and the Power of Attorney, enable Huazhixing to exercise effective control over Huazhi Future.

The Share Disposal and Exclusive Option to Purchase Agreement remains effective for a term of 10 years and may be renewed at Huazhixing’s election.

●	Power of Attorney

Under the Power of Attorney, the Huazhi Future Shareholders authorized Huazhixing to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that a shareholder is entitled to under PRC laws and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of the shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Huazhi Future.

The term of the Power of Attorney is the same as the term of the Share Disposal and Exclusive Option to Purchase Agreement. The Power of Attorney is irrevocable and continuously valid from the date of execution of the Power of Attorney, so long as the Huazhi Future Shareholder holds equity interests in Huazhi Future.

Contracts that enable the Company to receive substantially all of the economic benefits from the VIE

●	Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Huazhi Future and Huazhixing, Huazhixing provides Huazhi Future with technical support, consulting services, intellectual services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Huazhi Future granted an irrevocable and exclusive option to Huazhixing to purchase from Huazhi Future, any or all of its assets at the lowest purchase price permitted under PRC laws. Should Huazhixing exercise such option, the parties shall enter into a separate asset transfer or similar agreement. For services rendered to Huazhi Future by Huazhixing under this agreement, Huazhixing is entitled to collect a service fee equal to Huazhi Future’s consolidated profit after offsetting losses of the previous year, operating expenses, taxes and other mandatory expenditures, which Huazhixing may adjust by reference to the scope of services and the operations of Huazhi Future.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(14) Variable Interest Entities (“VIEs”) (continued)

Based on the foregoing VIE Agreements, Huazhixing has effective control of Huazhi Future which enables Huazhixing to receive all of the expected residual returns and absorb the expected losses of the VIE and its subsidiaries. Management therefore concludes that the Company, through the above contractual arrangements, has the power to direct the activities that most significantly impact the VIE’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIE, and therefore the Company is the ultimate primary beneficiary of the VIE.

Risks in relation to the VIE Arrangement

In the opinion of the Company’s legal counsel, based on PRC laws and regulations in effect during the relevant period: (i) the historical ownership structure relating to the consolidated VIEs of the Company was in compliance with PRC laws and regulations; (ii) the contractual arrangements with the Huazhi VIEs and the individual shareholders are legal, valid and binding obligation of such party, and enforceable against such party in accordance with their respective terms; and (iii) the execution, delivery and performance of the Huazhi VIEs and its shareholders do not result in any violation of the provisions of the articles of association and business licenses of the VIEs, and any violation of any PRC laws and regulations in effect.

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

Summarized below is the information related to the consolidated VIEs, including total assets, total current liabilities, total liabilities, net revenues, total operating costs and expenses, net income (loss) and cash flows after intercompany elimination are as follows:

As of June 30,
2026
RMB
Total assets	133,572
Total current liabilities	101,151
Total liabilities	101,522

Year Ended June 30, 2026
RMB
Net revenues	153,734
Operating costs and expenses	149,280
Net income	23,150

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(14) Variable Interest Entities (“VIEs”) (continued)

Year Ended June 30, 2026
RMB
Net cash used in operating activities	(13,330)
Net cash used in investing activities	(595)
Net cash generated from financing activities	2,140
Net decrease in cash, cash equivalents and restricted cash	(11,785)

For the year ended June 30, 2026, net cash generated from financing activities in the VIEs was attributable to net borrowing from bank loans of RMB2,140.

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and their subsidiaries and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB118,000 as of June 30, 2026. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting a significant portion of businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There are no VIEs in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

(15) Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	As of June 30,
	2025	2026
	RMB	RMB
Payable for acquisition consideration (i)	-	110,422
Amounts due to third parties (ii)	-	18,666
Advances on behalf of customers for sales recognized on a net basis	-	11,651
Deposits (iii)	-	1,940
Accrued warranty costs	-	338
Others	4,956	2,647
Total	4,956	145,664

(i)

The amount primarily consisted of the payable of RMB108,872 and RMB1,550 arising from acquisition consideration for Times Good and Oriental Grove, respectively. As of filing date of this report, the consideration for Oriental Grove consideration was settled in full in October 2026. In addition, approximately 70% of consideration for Times Good acquisition was paid, with the remaining balance expected to be settled by December 31, 2026.

(ii)

The amount represents short-term loans from third parties to supplement the working capital. These loans are unsecured and repayable on demand, of which approximately 45% of the outstanding balance was settled subsequently. The remaining balance is expected to be settled within one year.

(iii)	The amount represents the security deposits related to the daily operation of Times Good.

(16) Debt

As of June 30, 2025 and 2026, the Group’s debts were classified into different types as follows:

	As of June 30,
	2025	2026
	RMB	RMB
Short-term debts	-	34,931
Short-term debts from banks	-	26,550
Short-term debts from third parties	-	1,940
Long-term debts due within one year	-	6,441
Long-term debts from lease financing	-	2,065
Total	-	36,996

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(16) Debt (continued)

(a)	Short-term debts from banks

Short-term debts from banks consisted of the following:

Lender	Maturity	Interest Rate	Year Ended June 30, 2026
			RMB
Industrial and Commercial Bank of China	December 8, 2026	2.70%	1,000
Industrial and Commercial Bank of China	June 11, 2027	3.00%	2,000
Industrial and Commercial Bank of China	June 16, 2027	3.00%	1,800
Bank of China (1)	December 25, 2026	3.00%	6,000
Agricultural Bank of China (1)	March 15, 2027	3.00%	8,000
Postal Savings Bank of China	June 1, 2027	3.51%	3,000
Shanghai Pudong Development Bank (1)	June 25, 2027	3.00%	4,750
Total short-term debts from banks			26,550

(1)	Guaranteed by subsidiaries’ management.

(b)	Short-term debts from third parties

As of June 30, 2026, short-term debts from third parties, all of which were payable to Qianhai Settlement Co., Ltd., amounted to RMB 1,940. Such borrowings were fully repaid by the end of July 2026.

(c)	Long-term debts due within one year

Long-term debts due within one year consist of the current portion of long-term borrowings and current lease financing liabilities. These balances represent principal payments contractually scheduled to be repaid within twelve months after the balance sheet date. As of June 30, 2026, long-term debts due within one year amounted to RMB6,441. The long-term borrowings bear interest at a rate of 3.0% and are guaranteed by subsidiaries’ management and a party affiliated with such management, up to a maximum limit of RMB5,000. No defaults or covenant violations existed as of the balance sheet date.

(d)	Long-term debts from lease financing

In June 2025, the Group entered into a sale and leaseback transaction with a third-party lessor (the “Lessor”), pursuant to which the Group sold certain electric vehicle charging equipment to the Lessor for a total sales price of approximately RMB2.3 million (amount not presented in thousands), and simultaneously leased back the same assets for a term of approximately four years (48 months). Under the terms of the leaseback, the Group is required to make monthly lease payments to the Lessor. The leaseback contains a purchase option at the end of the lease term at a nominal price of RMB0, which the Group expects to exercise, effectively transferring title of the assets back to the Group upon completion of all payment obligations.

In February 2026, the Group entered into a sale and leaseback transaction with a third-party lessor (the “Lessor”), pursuant to which the Group sold certain electric vehicle charging equipment to the Lessor for a total sales price of approximately RMB2.3 million (amount not presented in thousands), and simultaneously leased back the same assets for a term of approximately four years (48 months). Under the terms of the leaseback, the Group is required to make monthly lease payments to the Lessor. The leaseback contains a purchase option at the end of the lease term at a nominal price of RMB0, which the Group expects to exercise, effectively transferring title of the assets back to the Group upon completion of all payment obligations.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(16) Debt (continued)

The Group evaluated whether the transfer of the assets qualified as a sale in accordance with ASC 606. Based on the assessment, including the existence of a repurchase option at a price significantly below the original sales price and the Group’s retention of substantially all of the risks and rewards of ownership (including the risk of loss or damage to the assets during the lease term), the Group determined that control of the assets was not transferred to the Lessor. Accordingly, the transaction does not qualify for sale accounting under ASC 606 and is accounted for as a failed sale and leaseback, representing a financing arrangement.

	As of June 30,
	2025	2026
	RMB	RMB
Total debt, net of deferred finance charges	-	3,556
Less: Current portion of long-term debt, net of deferred finance charges	-	1,491
Long-term debt, net of deferred finance charges	-	2,065

	As of June 30,
	2025	2026
	RMB	RMB
Total debt, gross	-	4,241
Less: Deferred finance charges	-	685
Total debt, net of deferred finance charges	-	3,556

The outstanding debt as of June 30, 2026, is repayable as follows:

RMB
Year ending June 30:
2027	1,894
2028	1,412
2029	802
2030	133
Total	4,241
Less: Deferred finance charges	685
Total debt, net of deferred finance charges	3,556

For the year ended June 30, 2026, the Group recognized depreciation expense on underlying assets of RMB606 and interest expense on financing obligation of RMB273 related to the sale and leaseback transaction involving certain electric vehicle charging equipment, which was effective beginning February 2026.

(17) Employee Benefit Plans

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

For the fiscal years ended June 30, 2025 and 2026, the Group contributed and accrued nil and RMB375, respectively.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(18) Income Taxes

Continuing operations

Cayman Islands

The Company is a tax exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5%, and foreign-derived income is exempted from income tax. Under the two-tiered profits tax rates regime, the provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 8.25% for the fiscal years ended June 30, 2025 and 2026.

Chinese mainland

The Group’s subsidiaries and former VIEs and new VIE incorporated in the PRC are subject to the PRC Enterprise Income Tax (“EIT”) and a unified 25% enterprise income tax rate, except that a few entities in the Group benefit from a preferential tax rate of 15% as they conduct business in certain encouraged sectors or areas. Besides, from January 1, 2023 to December 31, 2027, subject to certain criteria, the portion of annual taxable income amount of a small profit enterprise shall be computed at a reduced rate of 25% as taxable income amount, and be subject to enterprise income tax at 20% tax rate.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statements of comprehensive loss in the year of the enactment of the change.

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

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(18) Income Taxes (continued)

Income by tax jurisdictions:

	Year Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Income/(loss) before tax
Income from Chinese mainland operations	-	-	45,501
Loss from non-Chinese mainland operations	(5,078)	(21,890)	(56,771)
Total loss before income taxes and share of loss of affiliates	(5,078)	(21,890)	(11,270)

Income tax benefit are comprised of the following:

	Year Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Income tax expenses applicable to Chinese mainland operations:
Current income tax expense	-	-	72
Deferred tax benefit	-	-	(455)
Subtotal income tax expenses applicable to Chinese mainland operations	-	-	(383)
Income tax expenses applicable to non-Chinese mainland operations	-	-	-
Total income tax benefit	-	-	(383)

The principal components of the deferred income tax assets and liabilities are as follows:

	As of June 30,
	2025	2026
	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	-	25,609
Valuation allowances	-	(25,609)
Total	-	-

	As of June 30,
	2025	2026
	RMB	RMB
Deferred tax liabilities:
Fair value adjustments of long-lived assets from business acquisition	-	7,168
Total	-	7,168

The Group had total operating loss carry-forwards of RMB54,420 and RMB196,676 as of June 30, 2025 and 2026, respectively. As of June 30, 2026, the operating loss carry-forwards amounting to RMB196,676 can be carried forward to offset future taxable income and RMB79,429 will expire in the years from 2027 to 2031. During the fiscal years ended June 30, 2025 and 2026, nil and RMB442, respectively, of tax loss carried forward has been expired and canceled.

The movements of the valuation allowance are as follows:

	Year Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Balance at the beginning of the year	-	-	-
Business combination	-	-	17,997
Addition	-	-	7,612
Balance at the end of the year	-	-	25,609

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(18) Income Taxes (continued)

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income before income taxes and income of affiliates, and the actual provision for income taxes is as follows:

	Year Ended June 30,
	2024		2025		2026
	RMB	%	RMB	%	RMB	%
Loss from continuing operations before income taxes and share of loss of affiliates	(5,078)		(21,890)		(11,270)
Statutory tax rate	25%		25%		25%
Income tax benefits computed at statutory tax rate	(1,270)	25.00%	(5,473)	25.00%	(2,818)	25.00%
Other jurisdictions’ tax effects	1,270	(25.00)%	5,473	(25.00)%	5,149	(45.69)%
Cayman	1,270	(25.00)%	5,473	(25.00)%	5,181	(45.97)%
—Effect on tax rates in different tax jurisdictions	1,270	(25.00)%	5,473	(25.00)%	5,181	(45.97)%
Other jurisdictions	-	-	-	-	(32)	0.28%
True-up temporary book/tax differences	-	-	-	-	2,569	(22.80)%
Tax impact on disposal of subsidiary	-	-	-	-	5,029	(44.62)%
Non-taxable or non-deductible items	-	-	-	-	119	(1.06)%
Effect of tax holidays on concessionary rates granted to Chinese mainland entities	-	-	-	-	(800)	7.10%
Change in valuation allowance for deferred tax assets	-	-	-	-	(7,612)	67.54%
Additional tax deduction	-	-	-	-	(1,143)	10.14%
Other	-	-	-	-	(876)	7.78%
Income tax benefit	-	-	-	-	(383)	3.39%

Note: Percentages are calculated as each line-item amount divided by loss from continuing operations before income taxes and share of loss of affiliates. Because this denominator is a pre-tax loss for fiscal year 2026, items that increased the loss are shown as positive percentages and items that reduced the loss are shown as negative percentages—the reverse of the convention applicable in profitable periods.

Additional PRC income taxes that would have been payable without the tax exemption amounted to approximately nil and nil for the fiscal years ended June 30, 2024, 2025 and 2026, respectively.

The income taxes paid (net of refunds) amount disaggregated by foreign taxes and PRC EIT taxes for continuing operations are as follows:

	Year Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Chinese mainland EIT taxes	-	-	24
non-Chinese mainland EIT taxes	-	-	-
Total income taxes paid	-	-	24

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(19) Mezzanine Equity

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

(20) Capital Structure

Shares Structure

On March 13, 2024, the Company held an extraordinary general meeting (“EGM”) and obtained requisite shareholders’ approval to adopt a dual-class share structure. Under this structure, the authorized share capital was amended into 2,000,000,000 ordinary shares of a nominal or par value of US$0.001 each to US$2,000,000 divided into (1) 1,950,000,000 ordinary shares of par value of US$0.001 each and (2) 50,000,000 preference shares of par value of US$0.001 each, and each holder of the preference shares shall have twenty (20) votes for each Preference Share. As of June 30, 2024, no preference shares were outstanding, while 4,117,242 ordinary shares and 54,411 redeemable ordinary shares were outstanding.

On October 31, 2024, following resolutions passed at the EGM and separate Class Meeting of the holders of ordinary shares of the Company, the Company amended its authorized share capital to US$5,000,000 divided into 5,000,000,000 shares, comprising 4,000,000,000 Class A ordinary shares of par value of US$0.001 each and 1,000,000,000 Class B ordinary shares of par value of US$0.001 each. Each Class A ordinary share carries one (1) vote and each Class B ordinary share carries one hundred (100) votes. Subsequently, all issued ordinary shares were re-designated and re-classified as Class A ordinary shares.

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

As of June 30, 2026, 435,553,720 Class A ordinary shares were issued, of which 44,810 were held in treasury and 22,175 were redeemable, leaving 435,486,735 Class A ordinary shares outstanding. Concurrently, 6,666,668 Class B ordinary shares were issued and outstanding.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(20) Capital Structure (continued)

Issuance of new shares

As disclosed in Note 3, the Company issued 3,156,815 ordinary shares to the shareholders of AIFU to acquire 50.10% equity interests of AIFU in December 2023.

As disclosed in Note 19, the Company issued 22,175 ordinary shares to New Dragon Group (Far East) Limited in exchange for US$6,254 (approximately RMB44,968) investment in the Company in February 2024, which were classified as mezzanine equity.

On January 2, 2025, the Company issued 5,555,556, 4,444,445 and 1,111,112 Class B ordinary shares to Moonlit Group Ltd, Sea Synergy Limited and Equality Group Ltd, respectively, at a price of US$0.09 per share in exchange for US$1,000 (approximately RMB7,299).

On July 18, 2025, the Company issued an aggregate of 10,000,000 Class A ordinary shares to designated investors at a purchase price of approximately $2.08 per Class A ordinary share and warrants to purchase up to 20,000,000 additional Class A ordinary shares of the Company in consideration for an aggregate amount of US$20,790 (approximately RMB149,222).

As disclosed in Note 3, in August 2025, the Company issued 195,894,609 Class A ordinary shares to the sellers of Carve Group in exchange for 100% of the equity interest in Carve Group.

As disclosed in Note 3, in October 2025, the Company issued 98,002,174 Class A ordinary shares to the sellers of Real Prospect in exchange for 100% of the equity interest in Real Prospect.

As disclosed in Note 1, in January 2026, the Company issued 34,911,410 Class A ordinary shares to the sellers of Oriental Grove in exchange for 100% of the equity interest in Oriental Grove.

As disclosed in Note 3, in March 2026, the Company issued 87,400,144 Class A ordinary shares to the sellers of Times Good in exchange for 100% of the equity interest in Times Good.

Repurchase of ordinary shares

In December 2023, the Company repurchased an aggregate of 44,810 ordinary shares of the Company (“Consideration Shares”) from AIFU, representing 1% of the total shares outstanding as of June 30, 2024.

Concurrently, the Group entered into a share transfer agreement with AIFU, pursuant to which AIFU, through its wholly-owned subsidiary in China, acquired 15.41% of the equity interests in Fanhua Puyi Fund Sales Co., Ltd. (“Puyi Fund”), a wholly-owned subsidiary of the Group, for a consideration consisting of the Consideration Shares and an additional cash consideration of approximately RMB10,463.

The Group accounts for repurchased ordinary shares under the par value method and includes such treasury stock as a component of the shareholders’ equity.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(21) Private Placement Warrants

The US dollar amounts in this sub-section are not expressed in thousands.

In connection with a private placement transaction that closed on July 18, 2025 as disclosed in Note 20, the Company issued warrants (the “Private Placement Warrants”) to purchase up to an aggregate of 20,000,000 Class A Ordinary Shares. Each whole Private Placement Warrant is exercisable for one whole share of Class A Ordinary Shares at the exercise prices set forth below. The Warrants are structured in two tranches:

Tranche	Number of Warrants	Exercise Price	Expiration Date
Tranche 1	10,000,000	$4.16 per share	October 18, 2030
Tranche 2	10,000,000	$5.20 per share	October 18, 2030

The warrant agreement provides holders with two settlement alternatives: cash exercise and cashless exercise. The cashless exercise feature is controlled by the holder and results in a variable number of shares being issued based on the market price of the Company’s common stock at the time of exercise. The Private Placement Warrants are classified as equity and are recorded as a component of additional paid in capital at issuance. The following table summarizes Private Placement Warrant activity for the periods presented:

	Number of warrants	Weighted average Exercise Price US$

Outstanding at June 30, 2025	—	—
Issued	20,000,000	4.68
Exercised	—	—
Forfeited/Cancelled	—	—
Expired	—	—
Outstanding, June 30, 2026	20,000,000	4.68

As of June 30, 2026, the aggregate intrinsic value of outstanding and exercisable Private Placement Warrants was US$158 million, based on the closing price of US$12.58 per share of Class A Ordinary Shares on that date. If the Private Placement Warrants were settled in a cashless exercise as of June 30, 2026, using the closing price of US$12.58 per share, approximately 12,559,619 Class A Ordinary Shares would have been issuable, representing a reduction of 7,440,381 shares from the 20,000,000 shares issuable upon a cash exercise.

Subsequent to June 30, 2026 and through the date of this report, there were no exercises, modifications, or other changes to the Private Placement Warrants.

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(22) Net Loss per Share

The computation of basic and diluted net income per ordinary share is as follows:

	Year Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Basic:
Net loss from continuing operations - basic	(5,078)	(21,890)	(21,241)
Less: Net loss attributable to the noncontrolling interests - basic	-	-	451
Net loss attributable to owners of the Company from continuing operations - basic	(5,078)	(21,890)	(21,692)
Less: Distributed earnings to New Dragon (Note 19) - basic	826	2,141	2,174
Net loss attributable to ordinary shares of the Company from continuing operations - basic	(5,904)	(24,031)	(23,866)
Net loss from discontinued operations - basic	(506,993)	(437,012)	(1,838,945)
Less: Net loss attributable to the noncontrolling interests - basic	(222,401)	(262,939)	(1,673,429)
Net loss attributable to ordinary shares of the Company from discontinued operations - basic	(284,592)	(174,073)	(165,516)
Net loss attributable to ordinary shares of the Company - basic	(290,496)	(198,104)	(189,382)
Weighted average number of ordinary shares outstanding - basic	2,586,237	7,609,798	295,148,366
Basic net loss per class A ordinary share from continuing operations	(2.283)	(3.158)	(0.081)
Basic net loss per class A ordinary share from discontinued operations	(110.041)	(22.875)	(0.561)
Basic net loss per class A ordinary share	(112.324)	(26.033)	(0.642)

	Year Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Diluted:
Net loss from continuing operations - diluted	(5,078)	(21,890)	(21,241)
Less: Net loss attributable to the noncontrolling interests - diluted	-	-	451
Net loss attributable to owners of the Company from continuing operations - diluted	(5,078)	(21,890)	(21,692)
Less: Distributed earnings to New Dragon (Note 19) - diluted	826	2,141	2,174
Net loss attributable to ordinary shares of the Company from continuing operations - diluted	(5,904)	(24,031)	(23,866)
Net loss from discontinued operations - diluted	(506,993)	(437,012)	(1,838,945)
Less: Net loss attributable to the noncontrolling interests - diluted	(222,401)	(262,939)	(1,673,429)
Less: Net impact on the net income attributable to the Company’s shareholders arising from the share-based compensation schemes of AIFU	3,164	(1,309)	148,594
Net loss attributable to ordinary shares of the Company from discontinued operations - diluted	(287,756)	(172,764)	(314,110)
Net loss attributable to ordinary shares of the Company - diluted	(293,660)	(196,795)	(337,976)
Weighted average number of ordinary shares outstanding - diluted	2,586,237	7,609,798	295,148,366
Diluted net loss per class A ordinary share from continuing operations	(2.283)	(3.158)	(0.081)
Diluted net loss per class A ordinary share from discontinued operations	(111.264)	(22.703)	(1.064)
Diluted net loss per class A ordinary share	(113.547)	(25.861)	(1.145)

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(23) Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries and VIEs in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of June 30, 2025 and 2026. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory financial statements of the Company’s subsidiaries and VIEs. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries and VIEs.

The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. The accumulated amounts contributed to the statutory reserves were 23,216 and nil as of June 30, 2025 and 2026, respectively.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of restricted net assets include paid in capital and statutory surplus reserve of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB32,050 as of June 30, 2026, which were not eligible to be distributed.

(24) Related-party Balances and Transactions

The principal related-party balances as of June 30, 2025 and 2026, and transactions for the fiscal years ended June 30, 2024, 2025 and 2026 are as follows:

The following is a list of the related parties with whom the Group conducted significant transactions, and their relationship with the Group:

Related parties	Relationship
AIFU Inc. and its subsidiary	Former subsidiary, deconsolidated in December 2025
Qingdao Huiju Laixi Intelligent Technology Co., Ltd.	Equity-method investee
Qingdao Zhiyun Zhongxin New Energy Technology Co., Ltd.	An affiliate company controlled by Mr. Guotao Liu, the Company’s co-chief executive officer
Qingdao Jiutian Lanyue New Energy Technology Co., Ltd.	An affiliate company controlled by Mr. Guotao Liu, the Company’s co-chief executive officer
Yanbense Food Technology (Shenzhen) Co., Ltd.	A 40%-owned affiliate of Group

Related party transactions:

	Year Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Sales of products
Qingdao Huiju Laixi Intelligent Technology Co., Ltd.	-	-	1,204

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(24) Related-party Balances and Transactions (continued)

Leases from Qingdao Jiutian Lanyue New Energy Technology Co., Ltd.

The Group lease manufacturing plants from Qingdao Jiutian Lanyue New Energy Technology Co., Ltd.

As of June 30, 2026, the operating lease right-of-use assets and corresponding operating lease liabilities of leases of the Group from related party was RMB221 and RMB118.

During the fiscal years ended June 30, 2025 and June 30,2026, the Group incurred operating lease expenses in leases from related party of nil and RMB82, respectively.

Related-party Balances:

	As of June 30,
	2025	2026
	RMB	RMB
Amount due from related parties
Yanbense Food Technology (Shenzhen) Co., Ltd.(i)	-	70
Total	-	70

(i)	Amount represents unsecured, interest-free loans to related parties, which are repayable on demand. The amount due from Yanbense Food Technology (Shenzhen) Co., Ltd. is expected to be settled within one year.

	As of June 30,
	2025	2026
	RMB	RMB
Amount due to related parties
AIFU Inc. and its subsidiary (i)	-	13,597
Qingdao Zhiyun Zhongxin New Energy Technology Co., Ltd.		71
Total	-	13,668

(i)	Amount represents unsecured, interest-free loans from related parties, which are repayable on demand. The loans were provided to supplement the Group’s working capital. The loans are expected to be settled within one year.

(25) Commitments and Contingencies

Lease commitments

The Group has entered into operating lease agreements for certain offices. Future minimum lease payments under non-cancellable operating leases with initial terms more than one year are included in Note 13.

The total future payments for property management fee related to the non-cancellable operating leases with initial terms in excess of one year as of June 30,2026 is as following:

Lease Commitment
RMB
Within 1 year	313
2-5 years	249
Total	562

MAASE INC.

Notes to the Consolidated Financial Statements

(In thousands, except for shares and per share data)

(25) Commitments and Contingencies (continued)

Contingencies

The US dollar amounts in this sub-section are not expressed in thousands.

The Group is involved in disputes and legal or administrative proceedings in the ordinary course of its business.

The Group is currently involved in a material arbitration proceeding initiated by GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, “Claimants”) before the International Centre for Dispute Resolution (ICDR). The Claimants seek damages relating to a Share Purchase Agreement, and other supplemental agreements, all dated April 16, 2024 (the “GEM Agreements”) between us and Claimants, which contemplated a potential equity investment of up to US$1 billion.

The GEM Agreements were negotiated by Mr. Peh Chin Hua, the Group former Chairman of the board of directors of the Company (the “Board”) (“Former Chairman”), and Mr. Chan Michael Ewe Teik, a third-party intermediary nominated by the Former Chairman, and executed on the Company’s behalf by the Former Chairman.

In around August 2024, through an internal investigation, the Board came to suspect that the Former Chairman, Singapore White Group Pte. Ltd. (“White Group”), an entity controlled by the Former Chairman, and Mr. Chan may have engaged in a fraudulent scheme that defraud the Company through a series of complex transactions, including the GEM Agreement. The investigation revealed that the Former Chairman may have withheld material information from the Board regarding GEM Agreements and White Group Agreement. In September 2024, the Board considered that the GEM Agreements shall be void due to fraud and resolved to terminate all proposed transactions and cooperation with the Former Chairman and White Group.

Consequently, on July 29, 2025, Claimants filed an arbitration with the ICDR against us concerning the GEM Agreements. The Group filed Answer to the Notice of Arbitration on September 4, 2025, denying all allegations asserted by the Claimants. Pursuant to procedural orders issued by the Sole Arbitrator, the Sole Arbitrator directed the Company to provide partial security for claims in the sum of US$13.5 million either by way of an irrevocable bank guarantee or a cash deposit into escrow arrangement, by November 2026. This security order is procedural and does not constitute a finding of liability against the Company. The parties are currently engaged in the document production and discovery phase of the arbitration, with the evidential hearing scheduled to take place in March 2027. The Company’s management continues to consult with external legal counsel regarding this arbitration and the security order. The arbitration is ongoing, and the final outcome and its associated financial impact on the Company cannot be determined with certainty at this time.

In accordance with applicable accounting standards (ASC 450, Contingencies), the Group has not accrued any loss contingency for this matter because a loss is not considered probable, and the amount of any potential loss cannot be reasonably estimated at this time. Accordingly, the Group has recorded no provision for this contingency in these financial statements.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(26) Concentrations of Credit Risk

Concentration risks

Customers accounting for 10% or more of total net revenues are as follows:

	Years ended June 30,
	2024	% of sales	2025	% of sales	2026	% of sales
	RMB		RMB		RMB
Company A	-	-	-	-	25,489	13.9
Company B	-	-	-	-	24,569	13.4
Subtotal	-	-	-	-	50,058	27.3

Customers which accounted for 10% or more of gross accounts receivable are as follows:

	As of June 30,
	2025	%	2026	%
	RMB		RMB
Company C	-	-	5,721	19.0
Company B	-	-	5,160	17.1
Company D	-	-	4,813	16.0
Company E	-	-	4,444	14.8
Company F	-	-	4,000	13.3
Company G	-	-	3,384	11.2
Subtotal	-	-	27,522	91.4

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on Such Accounts Receivable.

The Group places its cash and cash equivalents and short-term investments with financial institutions with low credit risk.

(27) Share-based Compensation

Restricted Share Units (“RSUs”)

On November 19, 2024, the board of the directors of the Company approved the grant of 3,000,000 RSUs to the former chairwoman of the board. Each RSU represented a right to receive one ADS of the Company, with every two ADS representing three Class A ordinary shares. Giving effect to the Group’s subsequent ADR facility termination and 1-for-90 reverse share split, the grant was adjusted to 50,000 RSUs, with each RSU representing a right to receive one post-split Class A ordinary share. Pursuant to the agreement entered into between the Company and the grantee, the RSUs are scheduled to vest over a three-year service period starting from the date of grant, with 33.0% to vest on the first anniversary, 33.5% on the second anniversary, and 33.5% on the third anniversary of the grant date from 2025 to 2027, respectively, subject to the continuous service of the grantee. The fair value of the RSUs was measured based on the grant-date market price of the Company’s ADS at US$0.3067 (equivalent to US$18.4 per post-split Class A ordinary shares). On November 28, 2025, the former chairwoman of the board resigned from her position. As of her resignation date, the 33.0% tranche of RSUs had vested on November 19, 2025, in accordance with the original vesting schedule. In recognition of her contributions to the Company during her service period, the Board accelerated the vesting of all remaining unvested RSUs (representing 67.0% of the total grant) effective upon her resignation. No RSUs were forfeited as a result of the resignation.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(27) Share-based Compensation (continued)

In February 2025, the Board of the Company approved the grant of a total of 40,002,240 RUSs to certain management and employees as their severance compensation, with each RSU representing the right to receive one ADS. These RSUs were vested immediately upon grant. Following the termination of the Group’s ADR facility and Share Consolidation, these vested RSUs were adjusted to 666,704 RSUs, with each RSU representing the right to receive one post-consolidation Class A ordinary share.

A summary of the activity of the service-based RSUs for the year ended June 30, 2026 is presented as follows:

	Number of restricted shares	Weighted average grant-date fair value US$
Unvested as of June 30, 2024	—	—
Granted	716,704	6,522
Vested	(666,704)	—
Forfeited	—
Unvested as of June 30, 2025	50,000	—
Granted	—	—
Vested	(50,000)	—
Forfeited	—	—
Unvested as of June 30, 2026	—	—

The Group recorded share-based compensation expense of RMB1,371 and RMB5,216 in connection with the RSUs for the fiscal years ended June 30, 2025 and 2026, respectively.

(28) Segment Reporting

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

On December 31, 2023, upon the acquisition of AIFU, the Group identified two additional operating segments which are insurance agency and claims adjusting.

In January 2025, the Group divested its entire equity interest in Guangdong Meidiya Investment Co., Ltd. and its subsidiaries, which comprised the Group’s claims-adjusting segment. Since completion of the disposal, the Group has ceased providing claims-adjusting services (see Note 4 for details).

On August 31, 2025, upon the acquisition of Carve Group, the Group identified one additional operating segment of health and wellness products and services (see Note 3).

On October 31, 2025, the Group acquired Real Prospect, establishing the smart technology and new energy solutions operating segment (see Note 3)

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(28) Segment Reporting (continued)

In September 2025, the Group disposed of the Puyi Group, thereby ceasing its wealth management business. In December 2025, the Group deconsolidated the AIFU Group, ceasing its insurance agency business (see Note 4 for both transactions).

On March 31, 2026, the Group acquired Times Good, establishing the computing power and algorithm solutions operating segment, which represents the Group’s core operating business. (see Note 3)

Following the acquisition of Times Good on March 31, 2026, the Group’s management changed the manner in which it organizes its businesses and the financial information regularly provided to the CODM, in light of the Group’s strategic transition to AI-centric operations. As a result, the composition of the Group’s reportable segments changed during the year ended June 30, 2026, as follows:

(a) the Computing Power and Algorithm Solutions segment was established upon the acquisition of Times Good, as the CODM reviews and manages this business separately;

(b) the segment previously reported as “Qingdao Maisi” has been renamed “Smart Technology and New Energy Solutions”. The renaming did not change the composition of the segment; and

(c) the segments previously reported as “Glyken Bird Nest” and “Zhongshen” have been combined into a single reportable segment, “Health and Wellness Products and Services”, because the CODM now reviews their operating results, resource allocation and performance on a combined basis.

Segment information for the periods presented has been recast to reflect the current segment structure. The change had no effect on the Group’s consolidated financial statements.

The following table shows the Group’s operations by segment for the fiscal years ended June 30, 2024, 2025 and 2026.

	Year ended June 30, 2026
	Computing Power and Algorithm Solutions	Smart Technology and New Energy Solutions	Health And Wellness Products and Services	Other*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Net revenues	153,734	12,108	17,519	-	183,361
Operating costs and expenses:
Cost of revenues	(137,544)	(9,220)	(11,443)	-	(158,207)
Payroll expense and employee benefit expenses	(2,088)	(1,520)	(6,780)	(251)	(10,639)
Share-based compensation	-	-	-	(5,216)	(5,216)
Depreciation and Amortization expense	(243)	(6,238)	(3,033)	-	(9,514)
Rental expense	(530)	(25)	(226)	-	(781)
Credit impairment loss	(2,981)	-	(4)	-	(2,985)
Assets impairment loss	-	-	(57)	-	(57)
Impairment loss of equity-method investment	-	-	(239)	-	(239)
Others operating expenses	(6,053)	(1,994)	(1,868)	(9,500)	(19,415)
Total operating costs and expenses	(149,439)	(18,997)	(23,650)	(14,967)	(207,053)
Profit/(Loss) from operations	4,295	(6,889)	(6,131)	(14,967)	(23,692)

Interest (expense) income, net	(1,136)	(271)	2	-	(1,405)
Net gain (loss) from fair value change	(480)	-	7	(6,751)	(7,224)
Gain on disposal of subsidiaries	20,117	-	-	-	20,117
Investment income	-	-	-	(108)	(108)
Others, net	1	(134)	74	1,101	1,042
Gain/(Loss) before income taxes and share of loss of affiliates	22,797	(7,294)	(6,048)	(20,725)	(11,270)
Income tax benefit	22	310	51	-	383
Share of loss of affiliates	-	(10,354)	-	-	(10,354)
Net income/(loss) from continuing operations	22,819	(17,338)	(5,997)	(20,725)	(21,241)

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(28) Segment Reporting (continued)

	Year ended June 30, 2025
	Computing Power and Algorithm Solutions	Smart Technology and New Energy Solutions	Health And Wellness Products and Services	Other*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Net revenues	-	-	-	-	-
Operating costs and expenses:					-
Cost of revenues	-	-	-	-	-
Payroll expense and employee benefit expenses	-	-	-	(333)	(333)
Share-based compensation	-	-	-	(1,371)	(1,371)
Others operating expenses	-	-	-	(5,588)	(5,588)
Total operating costs and expenses	-	-	-	(7,292)	(7,292)
Loss from operations	-	-	-	(7,292)	(7,292)
Interest income, net	-	-	-	149	149
Others, net	-	-	-	(14,747)	(14,747)
Loss before income taxes and share of loss of affiliates	-	-	-	(21,890)	(21,890)
Net loss from continuing operations	-	-	-	(21,890)	(21,890)

	Year ended June 30, 2024
	Computing Power and Algorithm Solutions	Smart Technology and New Energy Solutions	Health And Wellness Products and Services	Other*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Net revenues	-	-	-	-	-
Operating costs and expenses:					-
Cost of revenues	-	-	-	-	-
Payroll expense and employee benefit expenses	-	-	-	(650)	(650)
Others operating expenses	-	-	-	(5,109)	(5,109)
Total operating costs and expenses	-	-	-	(5,759)	(5,759)
Loss from operations	-	-	-	(5,759)	(5,759)
Interest income, net	-	-	-	518	518
Others, net	-	-	-	163	163
Loss before income taxes and share of loss of affiliates	-	-	-	(5,078)	(5,078)
Net loss from continuing operations	-	-	-	(5,078)	(5,078)

*	Other corporate expenses represent general and administrative expenses that cannot be allocated to segments for the years ended June 30, 2024, 2025 and 2026, respectively.

Majority of the Group’s operations, customers and long-lived assets are located in the PRC. Accordingly, no geographic information is presented.

MAASE INC.
Notes to the Consolidated Financial Statements
(In thousands, except for shares and per share data)

(29) Subsequent events

(i) Disposal of 49% equity interest in Qingdao Huiju Laixi Intelligent Technology Co., Ltd.

On July 17, 2026, the Company entered into an equity interest sales and purchases agreement with a third party to dispose of its 49% equity interest in Qingdao Huiju Laixi Intelligent Technology Co., Ltd. The total cash consideration for the disposal is US$17 million (amount not presented in thousands). The disposal transaction was completed in late July 2026. This transaction constitutes a subsequent event after the reporting period ended June 30, 2026. The accounting impact of this disposal will be recognized in the Group’s consolidated financial statements for the fiscal year ending June 30, 2027.

(ii) Private Placement

On September 23, 2026, the Company entered into a securities purchase agreement with certain investor for a private placement offering of 3,878,856 Class A ordinary shares of the Company, par value US$0.09 per share (the “Placement Shares”), at a purchase price of US$12.89 per Placement Share, for gross proceeds of approximately US$50 million (amount not presented in thousands). The issuance is expected to close on or before December 31, 2026, subject to closing conditions.

MAASE INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Balance Sheets

(In thousands, except for shares and per share data)

	As of June 30,
	2025	2026	2026
	RMB	RMB	US$

ASSETS:
Current assets:
Cash and cash equivalents	243	1,815	267
Short term investments	4,255	25,294	3,728
Other receivables	29,436	83,041	12,239
Amounts due from related parties	928	150,359	22,160
Other current assets	430	-	-
Total current assets	35,292	260,509	38,394
Investments in subsidiaries	664,105	4,668,139	687,999
Total assets	699,397	4,928,648	726,393

LIABILITIES AND EQUITY:
LIABILITIES:
Current liabilities:
Other payable and accrued expenses	4,956	112,590	16,594
Amounts due to subsidiaries	10,415	152,463	22,470
Total current liabilities	15,371	265,053	39,064
Total liabilities	15,371	265,053	39,064

Mezzanine equity	47,935	50,110	7,385
EQUITY:
Class A ordinary shares (Authorized shares:4,000,000,000 at US$0.09 par value; issued 9,273,208 and 435,531,545 shares, of which 9,228,398 and 435,486,735 shares were outstanding as of June 30, 2025 and 2026, respectively)	5,973	277,477	40,895
Class B Ordinary shares (Authorized shares:1,000,000,000 at US$0.09 par value; issued and outstanding 6,666,668 and 6,666,668 shares as of June 30, 2025 and 2026, respectively)	4,379	4,379	645
Treasury stock	(29)	(29)	(4)
Additional paid-in capital	1,125,933	5,830,903	859,369
Retained earnings	(494,153)	(1,514,205)	(223,166)
Accumulated other comprehensive income/(loss)	(6,012)	14,960	2,205
Total equity	636,091	4,613,485	679,944
Total liabilities, mezzanine equity and equity	699,397	4,928,648	726,393

MAASE INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY - (continued)

Statements of Operations and Comprehensive Loss

(In thousands)

	Years ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US$

General and administrative expenses	(5,759)	(7,292)	(14,966)	(2,206)
Loss before income taxes	(5,759)	(7,292)	(14,966)	(2,206)
Investment loss	-	-	(108)	(16)
Interest income	518	149	-	-
Others, net	163	(14,747)	1,103	163
Loss from fair value changes	-	-	(6,751)	(995)
Loss from continuing operations before income taxes and discontinued operations	(5,078)	(21,890)	(20,722)	(3,054)
Equity in income/(loss) of subsidiaries	(284,592)	(174,073)	281,405	41,474
Net income/(loss) from continuing operations	(289,670)	(195,963)	260,683	38,420
Net loss from discontinued operations, net of tax	-	-	(447,890)	(66,011)
Net loss attributable to Maase Inc.’s shareholders	(289,670)	(195,963)	(187,207)	(27,591)
Other comprehensive (loss) income, net of tax: Foreign currency translation adjustments	(2,460)	(3,718)	20,972	3,091
Total Comprehensive loss	(292,130)	(199,681)	(166,235)	(24,500)

MAASE INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE COMPANY - (continued)

Statements of Cash Flows

(In thousands)

	Year Ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US$
Cash flow from operating activities:
Net loss	(289,670)	(195,963)	(187,207)	(27,591)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in earnings of subsidiaries and an affiliate	284,592	174,073	(281,405)	(41,474)
Compensation expenses associated with stock options	-	1,371	-	-
Investment income	-	-	108	16
Loss on disposal of subsidiaries	-	-	447,890	66,011
Net loss from fair value change	-	-	6,851	1,010
Other non-cash adjustments	6	(16)	(3,014)	(444)
Changes in operating assets and liabilities:	-	-
Other receivables and other current asset	(401)	(432)	430	63
Amounts due from related parties	-	-	(84)	(12)
Amount due to related parties	-	-	1,694	250
Other payables and accrued expense	163	15,207	(823)	(122)
Net cash used in operating activities	(5,310)	(5,760)	(15,560)	(2,293)
Cash flows from investing activities:
Purchase of short term investments	-	(4,155)	(2,808)	(414)
Proceeds from disposal of short-term investments and other investments	-	-	3,978	586
Payment for purchase of addition shares of subsidiary	-	(7,516)	-	-
Proceed from sales of shares of a subsidiary	-	3,643	(14,645)	(2,158)
Advance to subsidiaries and affiliates/Capital contribution to a subsidiary	-	(719)	(46)	(7)
Acquisition of subsidiaries	-	-	(4,166)	(614)
Net cash used in investing activities	-	(8,747)	(17,687)	(2,607)
Cash flows from financing activities:
Proceeds on exercise of stock options	44,968	-	-	-
Proceeds of issuance of ordinary shares	-	3,001	3,614	533
Payment for purchase of non-controlling interests	(20,623)	-	-	-
Payment for repurchase of ordinary shares	(10,028)	-	-	-
Proceeds of issuance of ordinary shares	-	-	7,623	1,123
Proceeds from bank and other borrowings	-	-	(699)	(103)
Net cash generated from financing activities	14,317	3,001	10,538	1,553
Net (decrease) increase in cash and cash equivalents	9,007	(11,506)	(22,709)	(3,347)
Cash and cash equivalents and restricted cash at beginning of year	2,605	11,792	243	36
Effect of exchange rate changes on cash and cash equivalents	180	(43)	24,281	3,578
Cash and cash equivalents and restricted cash at the end of the year	11,792	243	1,815	267

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

As of June 30, 2026, RMB32,050 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended June 30, 2024, 2025 and 2026.

As of June 30, 2026, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Company except for those which have been separately disclosed in the consolidated financial statements, if any.

Basis of preparation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group as of June 30, 2025 and 2026 and the years ended 2024, 2025 and 2026.